Form 20-F
period 2004-12-31
Hutchison Telecommunications International LTD
filed 2005-06-24
CIK 1293257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-32309

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 15 Ordinary Shares of nominal value HK$0.25 each; and	New York Stock Exchange Hong Kong Stock Exchange
Ordinary Shares, nominal value HK$0.25 each	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value HK$0.25 each	4,500,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F, references to “our company”, “we”, “us”, “our” and similar terms refer to Hutchison Telecommunications International Limited and, unless the context otherwise requires, to its subsidiaries and associated companies.

Unless indicated otherwise, the financial information in this annual report has been prepared in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, and is presented in Hong Kong dollars. Hong Kong GAAP differs in some material respects from United States generally accepted accounting principles, or US GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity to US GAAP, see “Operating and Financial Review and Prospects” below and note 37 to our consolidated financial statements.

•	references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong;

•	references to “Indian Rupee” or “INR” are to the currency of India;

•	references to “Japanese Yen” are to the currency of Japan;

•	references to “New Israeli Shekel” or “NIS” are to the currency of Israel;

•	references to “Thai Baht” or “THB” are to the currency of Thailand; and

•	references to “U.S. dollars,” “$” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at the rate of HK$7.8000 = US$1.00. In addition, this annual report contains translations of Indian Rupees and New Israeli Shekels into Hong Kong dollars at the rates of INR1.00 = HK$0.1777 and NIS1.00 = HK$1.810, respectively. This does not mean that the currencies have been or could be converted at any of these rates.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

We use words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Key Information—Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	the risks associated with the implementation of new networks, including risks relating to the operation of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate, which may decrease prices charged, increase churn and change our customer mix, profitability and average revenue per user;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	the effects of the higher degree of regulation in the markets in which we operate.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our financial condition and results of operations could differ materially from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report which are beyond our control include, but are not limited to:

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	the performance of the financial markets in the countries in which we operate and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which we operate; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Key Information—Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in our entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data about our company. We have derived the consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 from our audited consolidated financial statements included in this annual report on Form 20-F. The summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, these consolidated financial statements, including the related notes. These financial statements have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm. We have derived the consolidated financial data as of December 31, 2001 and 2002 and for the year ended December 31, 2001 from our audited consolidated financial statements which are not included in this annual report. We have derived the consolidated financial data as of and for the year ended December 31, 2000 from our unaudited consolidated financial statements which are not included in this annual report. In the opinion of management, the unaudited financial data for 2000 reflects all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair presentation of the results for 2000.

You should read the following summary consolidated financial data in conjunction with the rest of this annual report, including our consolidated financial statements and the related notes and the more detailed information contained in “Operating and Financial Review and Prospects.” For a description of the basis of presentation of these financial statements, see note 2 to our consolidated financial statements and “Operating and Financial Review and Prospects—Basis of Preparation of Financial Statements.”

Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differ in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net profit (loss) attributable to shareholders and shareholders’ deficits to US GAAP, see note 37 to our consolidated financial statements.

We completed a restructuring of our company in September 2004, which is described in “Information on the Company—History and Development of the Company—The Restructuring” and elsewhere in the annual report. Under Hong Kong GAAP, the restructuring was accounted for as if it had been consummated as of the beginning of the years presented, except that the capitalization of net long-term amount due to related companies and related interest expenses were not reflected until the restructuring occurred on September 22, 2004.

Under US GAAP, the restructuring was accounted for as if it had been consummated as of the beginning of the years presented. This resulted in our share capital when reconciled to US GAAP being retroactively restated for the effect of the capitalization of the long-term amounts due to related companies in exchange for our ordinary shares issued to members of the Hutchison Whampoa Limited group of companies. Pursuant to the restructuring, HK$20,869 million (US$2,676 million) of the net amount due to related companies was capitalized on September 22, 2004 as share capital and share premium of our company, which comprised both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on our balance sheet under Hong Kong GAAP. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies for the years presented. Thus, under US GAAP, the related interest expense prior to the date of capitalization was debited against additional paid in capital. Under Hong Kong GAAP, this interest expense was included in the consolidated profit and loss account.

	Year ended December 31,
	2000 (3)(4)	2001(3)	2002(3)	2003(3)	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Profit and Loss Account
Hong Kong GAAP
Company and subsidiary companies
Turnover	$6,585	$6,226	$7,654	$10,104	$14,960	$1,918
Cost of inventories sold	1,294	628	533	547	1,400	180
Staff costs	691	672	995	1,081	1,597	205
Depreciation and amortization	1,067	1,283	1,696	2,262	3,059	392
Other operating expenses	3,464	5,339	4,803	5,936	9,098	1,166
Profit on partial disposal of a subsidiary company(1)	—	—	278	—	1,300	167

Operating profit (loss) of the Company and subsidiary companies	69	(1,696)	(95)	278	1,106	142
Share of profits less losses of associated companies	(366)	48	336	591	753	96
Share of profits less losses of jointly controlled entities	(139)	(102)	(22)	—	—	—

Operating (loss) profit	(436)	(1,750)	219	869	1,859	238
Interest and other finance costs, net	847	947	1,000	970	1,054	135

(Loss) profit before taxation	(1,283)	(2,697)	(781)	(101)	805	103
Current taxation charge	—	—	6	22	105	13
Deferred taxation (credit) charge	(214)	(406)	156	(195)	384	49

(Loss) profit after taxation	(1,069)	(2,291)	(943)	72	316	41
Minority interests	(98)	(402)	43	286	244	32

Net (loss) profit attributable to shareholders	$(971)	$(1,889)	$(986)	$(214)	$72	$9

(Loss) income per share, basic and diluted			$(0.22)	$(0.05)	$0.02	$0.002

US GAAP(2)
Net (loss) profit attributable to shareholders			$(844)	$(358)	$(247)	$(30)

(Loss) income per share, basic and diluted			$(0.19)	$(0.08)	$(0.05)	$(0.01)

(1)	The HK$1,300 million profit for the year ended December 31, 2004 is a one-time gain from the placement of shares in Hutchison Global Communications Holdings Limited, as further described in “Operating and Financial Review and Prospects—Overview.”
(2)	Both Hong Kong GAAP and US GAAP data for the years presented reflect the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. However, the Hong Kong GAAP data presented above does not reflect the effects of the capitalization of the net amount due to related companies as share capital and share premium of our company until the restructuring occurred on September 22, 2004. See note 37 to our consolidated financial statements for further information regarding US GAAP and the reconciliation of our net loss attributable to shareholders and shareholders’ deficits under Hong Kong GAAP to US GAAP.
(3)	Certain figures for 2000 to 2003 have been reclassified to conform with the current year’s presentation. In particular, interest income has been reclassified to net off with interest and other finance costs, and shown as interest and other finance cost, net.
(4)	We have derived the consolidated financial data for 2000 from our unaudited consolidated financial statements. In the opinion of management, the unaudited financial data for 2000 reflects all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair presentation of the results for 2000.

	As at December 31,
	2000 (3)	2001	2002	2003	2004	2004
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated Balance Sheet
Hong Kong GAAP
Assets
Total non-current assets	$17,533	$19,889	$25,625	$31,067	$33,475	$4,292
Cash and cash equivalents	566	510	2,859	1,993	2,102	270
Restricted cash	111	30	575	6	10	1
Other current assets	1,963	1,984	1,639	3,177	4,211	540

Total assets	20,173	22,413	30,698	36,243	39,798	5,103

Liabilities
Current liabilities	5,626	5,032	11,090	11,426	20,589	2,640
Long-term loans	2,699	5,528	6,548	7,485	3,582	459
Amount due to related companies(1)	14,658	16,916	18,805	22,903	—	—
Other long-term liabilities	—	2	—	61	272	35

Total liabilities	22,983	27,478	36,443	41,875	24,443	3,134

Minority interests	402	(136)	327	743	1,068	137

Net liabilities	(3,212)	(4,929)	(6,072)	(6,375)	14,287	1,832

Capital and Reserves
Share capital	—	—	—	—	1,125	144
Reserves	(3,212)	(4,929)	(6,072)	(6,375)	13,162	1,688

Shareholders’ equity (deficits)	$(3,212)	$(4,929)	$(6,072)	$(6,375)	$14,287	$1,832

US GAAP(1)
Total assets			$32,934	$38,121	$41,737	$5,351

Total liabilities			$21,767	$24,982	$29,242	$3,748

Shareholders’ equity(2)			$11,167	$13,139	$12,495	$1,603

(1)	Both Hong Kong GAAP and US GAAP data for the years presented reflect the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. However, the Hong Kong GAAP data presented above does not reflect the effects of the capitalization of the net amount due to related companies as share capital and share premium of our company until the restructuring occurred on September 22, 2004. See note 37 to our consolidated financial statements for further information regarding US GAAP and the reconciliation of our net loss attributable to shareholders and shareholders’ deficits under Hong Kong GAAP to US GAAP.
(2)	In connection with our restructuring in September 2004, we issued additional ordinary shares to capitalize HK$20,869 million of the net outstanding loans from Hutchison Whampoa Limited and its group companies. The balance of HK$2,367 million of outstanding debt was offset by HK$2,056 million of receivables in our restructuring, leaving HK$311 million of non-capitalized debt.
(3)	We have derived the consolidated financial data for 2000 from our unaudited consolidated financial statements. In the opinion of management, the unaudited financial data for 2000 reflects all adjustments, consisting solely of normal and recurring adjustments, necessary for a fair presentation of the results for 2000.

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Relating to Our Business

We face significant competition in our markets, which could result in decreases in current and potential customers, revenues and profitability

We face significant competition in our markets. In particular, we expect competition among providers of mobile telecommunications services, including new entrants, to continue to drive prices for services and handsets (which we subsidize in many markets) lower. In addition, number portability requirements, which enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, have been introduced in some of the markets in which we operate and may be introduced in other markets in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase our marketing, distribution and administrative costs, slow growth in our customers and reduce our revenues.

Our market position will also depend on effective marketing initiatives and our ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the countries in which we operate. Any failure by us to compete effectively, including in terms of pricing of services, acquisition of new customers and retention of existing customers, could have a material adverse effect on our financial condition and the results of our operations.

We may not realize the benefits we expect from our capital expenditures, which may adversely impact our business

We have made significant capital expenditures on our network infrastructure and information technology systems to provide the services we offer. Our capital expenditures were HK$4,870 million in 2002, HK$5,546 million in 2003 and HK$4,677 million (US$600 million) in 2004, a significant majority of which were comprised of expenditures on telecommunications and network equipment and construction in progress (calculated at cost). In order to continue to develop our business and offer new services, we intend to continue to invest in networks in new service areas as well as new technologies, which we expect will result in substantial capital expenditures. We may not be successful in marketing these new services to consumers, thus impairing the return from our expenditures.

We cannot assure you that services enabled by new technologies we implement will generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of new service areas and new technologies, and we cannot assure you that our estimate of the necessary capital expenditure will not be exceeded.

We may not deploy networks in new service areas according to expected schedules or may not be cost effective. The failure to acquire customers in new markets could result in additional capital expenditures or a reduction in profitability to the extent that we are required under the applicable accounting standards to recognize a charge for the impairment of assets. Any such charge could materially and adversely affect our financial condition and the results of our operations.

We have a history of losses, negative cash flows, shareholders’ deficits and working capital deficits which may continue and adversely affect our ability to meet our business and growth objectives

We have incurred significant losses and recorded negative cash flows in recent years. Although we had net profit attributable to shareholders of HK$72 million (US$9 million) in 2004, this included a one-time profit of HK$1,300 million (US$167 million) from the placement of shares in Hutchison Global Communications Holdings Limited, as further described in “Operating and Financial Review and Prospects—Overview.” Without this one-time profit, our operating profit in 2004 would have been significantly smaller, and we would have recorded a net loss attributable to shareholders in 2004. We had net losses attributable to shareholders of HK$986 million and HK$214 million in 2002 and 2003, respectively. Our cash flows from operating and investing activities were negative HK$3,686 million, HK$5,478 million and HK$2,176 million (US$279 million) in 2002, 2003 and 2004 respectively. Our shareholders’ deficits were HK$6,072 million and HK$6,375 million as of December 31, 2002 and 2003, respectively. Although we had shareholders’ funds of HK$14,287 million (US$1,832 million) as of December 31, 2004, this mainly resulted from the capitalization of the net amount due to related companies, which amounted to HK$20,869 million (US$2,676 million), as share capital and share premium of our company in September 2004. As of December 31, 2004, we had an accumulated loss of HK$5,923 million (US$759 million).

It is likely that we will continue to record losses in some future periods, and we cannot assure you that our losses will not increase in the future or that we will be able to sustain our operating profits. We refer you to “Operating and Financial Review and Prospects” for more information regarding our financial condition and results of operations.

We have a high level of debt

We have now and will continue to have for the foreseeable future a significant amount of debt. On a consolidated basis, we had a total of HK$17,430 million (US$2,235 million) in bank loans, borrowings and debentures as of December 31, 2004, of which HK$13,844 million (US$1,775 million) was short-term debt. HK$11,224 million (US$1,439 million) of this debt was guaranteed by Hutchison Whampoa Limited, or Hutchison Whampoa, and its affiliates, HK$5,331 million (US$683 million) was secured by pledges of our assets and HK$4,110 million (US$527 million) was covered by letters of comfort from Hutchison International Limited, or Hutchison International, a subsidiary of Hutchison Whampoa.

As of December 31, 2004, we also had total commitments of HK$5,129 million (US$658 million). In addition to these quantifiable commitments, we may be required to make material payments to purchase additional interests in our India operations if the other shareholders in those businesses exercise certain put options, subject to foreign ownership restrictions. We are required under the relevant shareholders’ agreements relating to our interests in the Thai operating companies to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interest in these operating companies.

Our high level of debt, our significant levels of assets pledged as security and our commitments could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to debt payments or other payment obligations, thereby decreasing the availability of our cash flow for business operations;

•	limit our flexibility and planning for, or reacting to, changes in our business and the telecommunications industry;

•	result in loss of assets pledged as security in the event we are unable to meet payment obligations; and

•	prevent us from accessing credit or equity markets to satisfy our repayment obligations as they become due on favorable terms, or at all.

Our current liabilities have historically exceeded, and continue to exceed, our current assets, which may constrain our operational flexibility

Our current liabilities have generally exceeded our current assets in recent years. We had net current liabilities of HK$6,017 million, HK$6,250 million and HK$14,266 million (US$1,829 million) as of December 31, 2002, 2003 and 2004, respectively. Our high level of net current liabilities could constrain our operational flexibility as well as adversely affect our ability to expand our business.

We require substantial amounts of capital for our business operations, and the failure to obtain needed capital may materially and adversely affect our growth prospects and future profitability

We require substantial capital to build, maintain and operate our telecommunications networks. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new mobile telecommunications technologies and potentially to acquire and invest in other telecommunications companies and spectrum rights. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by mobile and fixed-line telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

In the past, we have relied on loans from third parties that were guaranteed by the Hutchison Whampoa group, as well as loans from members of the Hutchison Whampoa group, to help meet our working capital and other capital requirements. Following the completion of the restructuring of Hutchison Whampoa’s telecommunications business in September 2004, the Hutchison Whampoa group has no obligation to guarantee new loans or provide funding to us. While we believe that we will be able to procure alternative funding sources for our capital expenditure requirements, we may incur higher funding costs if we no longer have the benefit of guarantees from the Hutchison Whampoa group, which may affect our financial condition and results of operations in future periods.

In addition, any new borrowings could include terms that restrict our financial flexibility, including the debt we may incur in the future, or may restrict our ability to manage our business as we had intended. If we are unable to renew existing funding or obtain additional funding in a timely manner or on acceptable terms, our growth prospects, competitive position and future profitability could be materially and adversely affected.

Our historical financial condition and results of operations may have been different had we been operated as a stand-alone enterprise

Our consolidated financial statements included elsewhere in this annual report have been prepared as if our company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all the periods presented, and include the accounts of our direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring of Hutchison Whampoa’s telecommunications business which was completed in September 2004. For further information on the presentation of our consolidated financial statements, see notes 2, 3A and 3C to our consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements may not reflect what our historical financial condition and results of operations would have been if we had operated as a separate group of companies, instead of as a part of the Hutchison Whampoa group, and they are not necessarily indicative of our future financial condition or results of operations.

Our controlling shareholder may take actions that are not in, or may conflict with, our public shareholders’ best interests

Our principal shareholder is Hutchison Whampoa, which holds approximately 74.3% of our shares. Hutchison Whampoa is able to influence our business through its ability to control actions that require majority shareholders’ approval and through its representatives on our board of directors. Except as otherwise disclosed in “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa,” Hutchison Whampoa is not obligated to provide us with financial support or to exercise its rights as a shareholder in our best interests or the best interests of our minority shareholders. In addition, Hutchison Whampoa may engage in activities that conflict with such interests. We have entered into a non-competition agreement with Hutchison Whampoa that restricts Hutchison Whampoa from competing with us in certain markets. This agreement will terminate if Hutchison Whampoa’s control of our shares falls below certain specified thresholds. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Non-competition agreement” for a discussion of the terms of the non-competition agreement. If the interests of Hutchison Whampoa conflict with the interests of our other shareholders, or if Hutchison Whampoa chooses to cause our business to pursue strategic objectives that conflict with the interests of our other shareholders, those shareholders could be disadvantaged by the actions that Hutchison Whampoa chooses to pursue. We cannot assure you that any conflict of interests and overlap of business activities and operations between Hutchison Whampoa and us will not materially and adversely affect our financial condition, results of operations and prospects.

In addition, we currently benefit from our ongoing relationship with Hutchison Whampoa and its other subsidiaries and affiliates through their global reach and relationships. We cannot assure you that Hutchison Whampoa will continue to allow us to have access to such benefits in the future.

We do not own all of the intellectual property rights necessary to operate our business, and if any of these intellectual property rights become unavailable to us, we could face disruptions in our operations

We do not own all of the intellectual property rights in the brand names that we use to market our services. We have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3”, “Hutch” and “Hutchison Telecom” and other trade marks that include the word “Hutchison” or derivations thereof royalty-free until the relevant change of control provisions as agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. We use the Hutch brand in most of our markets and 3 in Hong Kong. We also have been granted licenses to use certain trade marks from non-Hutchison Whampoa entities, notably the “Orange” brand, which we license from subsidiaries of Orange SA. We have been using the Orange brand for our 2G mobile telecommunications operations in Israel and Mumbai, India. If the change control provisions are triggered under our arrangements with the Hutchison Whampoa group, or if we breach the terms of our licenses with non-Hutchison Whampoa entities, we may have to renegotiate the terms of these trade mark arrangements and/or pay royalties for the use of the relevant trade marks and domain names, or could lose the use of such trade marks and domain names altogether.

We cannot assure you that the fees and terms of use will be commercially acceptable to us if we have to renegotiate these arrangements. If any of the brands under which we operate become unavailable to us, we could face disruptions in our operations and, as a consequence, our financial condition and the results of our operations could be materially and adversely affected due to the importance of the trade marks and domain names to the branding of our business operations.

We rely on the ability of our operating companies to generate earnings, and any decline in the earnings of our operating companies or restrictions on our ability to transfer or convert currencies from the countries in which our operating companies are located could materially and adversely affect our earnings and operational flexibility

We currently conduct all our operations directly or indirectly through our operating companies. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our operating companies. If earnings from our operating companies were to decline, our earnings and cash flow could be materially and adversely affected. As of December 31, 2004, we had, on a consolidated basis, accumulated losses of HK$5,923 million (US$759 million) representing accumulated losses in a number of our operating subsidiaries. Two sources of cash flows are dividends paid to us by our operating companies and shareholder loans repaid to us by our operating companies. We cannot assure you that our operating companies will generate sufficient earnings and cash flows to pay dividends, repay loans or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

In addition, disruption of the international foreign exchange markets may limit our ability to transfer or to convert currencies from the countries in which our operating companies are located into Hong Kong dollars and other currencies. In addition, the governments of certain countries in which we operate, such as India, have instituted, and other countries may in the future institute, restrictive exchange rate policies that limit or restrict our ability to convert their respective currencies into other currencies or to transfer other currencies out of their jurisdictions. We cannot assure you that currency fluctuations or limitations on our ability to convert or transfer currencies would not have a material adverse effect on our financial condition and the results of our operations.

We currently do not pay dividends, and we cannot assure you that we will make dividend payments in the future

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Except as permitted under the Companies Law and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our board of directors determine is no longer needed. Our ability to pay dividends may be further subject to restrictive covenants contained in indentures and loan agreements governing, in each case, indebtedness we may incur. Currently, we have undertaken in a credit facility not to pay dividends to shareholders for so long as amounts remain outstanding under the credit facility.

We do not own the majority of the voting stock in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

Governmental policy and/or regulations in some countries in which we currently operate or may operate in the future limit the nature and extent of our investments in those countries. For example, we are currently prohibited from owning more than 49% of the voting equity of any telecommunications operator in India, or 50% or more of the equity of any company engaged in the provision of services, including telecommunications services, in Thailand. In addition, our representatives on the boards of directors of some of our operating companies do not constitute a majority of those boards. As a result, our ownership interests in our operating companies in these countries do not in every instance provide us with the ability to control all actions that require shareholder approval. Although we may participate in the management of such operating companies, we may not have the ability to prevent them from engaging in activities or pursuing strategic objectives that may conflict with our interests or overall strategic objectives. See “Information on the Company—Business Overview—Operating companies review—India—Ownership” and “Information on the Company—Business Overview—Operating companies review—Thailand—Ownership.”

We may encounter operational and control difficulties when commencing businesses in new markets

Despite our extensive operating experience, the rapid development and establishment of telecommunications businesses in new markets may nevertheless raise unanticipated operational or control risks. Ongoing risks in new markets could have a material adverse effect on our financial condition and the results of our operations.

We may be required to take actions that are inconsistent with our business interests or objectives to avoid being deemed an investment company under the U.S. Investment Company Act of 1940

The U.S. Investment Company Act of 1940, or the 1940 Act, provides generally that a company is an investment company that must register as such under the 1940 Act and comply with its regulations if the company is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities, or more than 40% of the value of the company’s total assets is represented by investment securities. The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations, transactions with affiliates and other matters that would be incompatible with our operations. We may therefore have to incur significant costs to avoid investment company status and may suffer other adverse consequences if we are deemed to be an investment company under the 1940 Act.

As a company engaged, through our various subsidiaries and affiliates, primarily in the business of providing mobile telecommunications services, we believe that we are not an investment company within the meaning of the 1940 Act as of the date of this annual report. Some of our minority equity investments in other companies may be deemed investment securities for purposes of the 1940 Act. However, even if those investments were so characterized, we believe that we are currently eligible for certain exemptions from the 1940 Act.

One of our strategic objectives is to selectively acquire or invest in new businesses in our existing as well as new markets. As a result of additional acquisitions of minority equity investments in other businesses, as well as fluctuations in the value of these securities or of our other assets, we may become an investment company under the 1940 Act, as such events may cause us to exceed the thresholds for the safe harbor exemption in the future. In order to provide us with the flexibility to pursue our business strategies, we may apply for exemptive relief from the 1940 Act if we believe it appropriate. If we become an investment company under the 1940 Act and we are unable to obtain such relief, we would have to rely on the one-year safe harbor exemption from the 1940 Act for transient investment companies under Rule 3a-2 under the 1940 Act, and/or reduce our holdings of minority equity investments and other investment securities as a percentage of our total assets before the expiration of the one-year safe harbor period. This reduction could be effected in a number of ways, including the disposition of the relevant investment securities and/or the acquisition of other assets (including increasing our equity investments in certain companies) that would not constitute investment securities for purposes of the 1940 Act. If we are required to sell the relevant investment securities, we may be compelled to sell them sooner than we otherwise would. In addition, the sales may be at depressed prices and we may not realize the expected benefits from, or may incur losses on, such investments. Furthermore, we may not be able to sell certain investments due to contractual or legal restrictions or the inability to locate a suitable buyer. We may also incur tax liabilities when we sell such investments. If we decide to try to acquire additional assets that would not constitute investment securities, we may not be able to identify and acquire suitable assets and businesses.

We may be unable to make investments in other companies that are important to our operating strategy if doing so would render us an investment company under the 1940 Act. In addition, if we were deemed to be an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. This could impede our ability to raise additional capital or to implement our business plan. We could also be subject to administrative or legal proceedings.

Risks Relating to Markets Where We Operate

The application of several aspects of the existing and proposed regulations and policies on foreign ownership in India and other countries is unclear, and changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on our financial condition and results of operations

The application of several aspects of the existing and proposed regulations and policies on foreign ownership in India and other countries is unclear. In addition, the regulators in the countries, such as India and Thailand, in which we are subject to foreign ownership restrictions, may re-evaluate foreign ownership restrictions and other regulations applicable to the telecommunications and other sectors. For example, although we are currently prohibited from owning more than 49% of the voting equity of any telecommunications operator in India, a press release dated February 2, 2005 from the Indian government announced that the Cabinet of Ministers had approved a proposal to increase the aggregate permitted direct and indirect foreign investment in an Indian operating company in the telecommunications sector to 74%. Because the press release was a policy announcement only, it was unclear on some matters, particularly as to how direct and indirect foreign investment will be calculated and aggregated. As a policy announcement, it will only become effective after the Department of Telecommunications of India issues detailed guidelines and amends the licenses. The terms and conditions of the press release may be narrowed, expanded or modified by the Department of Telecommunications. As of the date of this annual report, the Department of Telecommunications has not issued any detailed guidelines. The timing of the issuance of the detailed guidelines, as well as the contents of their terms and conditions, are currently uncertain. For a further description of the policy announcement, see “Information on the Company—Business Overview—Regulation—India.”

This proposed policy in India, once implemented, or clarifications of, or changes in, the application or interpretation of other existing or proposed regulations or policies in India or elsewhere, or in the regulations or policies themselves, could require us to remove or amend our existing arrangements and reduce our voting and/or economic interests in the relevant companies. Any such removal, amendment or reduction could affect our ability to implement our business strategy in the affected countries. If foreign ownership restrictions are determined to have been violated, it is possible that monetary and criminal penalties could be imposed, and relevant licenses or agreements could be cancelled. Any of the foregoing could have a material adverse effect on our financial condition and the results of our operations.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the Hong Kong dollar could adversely affect our financial condition and the results of our operations

If the currencies of various countries in which we conduct our operations fluctuate relative to the Hong Kong dollar, which we use as our reporting currency in our consolidated financial statements, these fluctuations may result in exchange losses or gains and increases or reductions in our debt after translation into Hong Kong dollars. We recorded a net exchange gain of HK$61 million (US$8 million) in 2004 and HK$42 million in 2003, compared to a net exchange loss of HK$1 million in 2002.

Volatility in social, political and economic conditions in the countries where we operate may adversely affect our business.

Many of our operating companies and a substantial portion of our total assets are located in countries, including India, Israel, Thailand and Sri Lanka, that have experienced social, political and economic volatility. Developments in these countries and other countries in which we operate in the future, including uncertainties arising from economic liberalization and deregulation policies, future economic crises, outbreaks of hostility and political instability, may have a material adverse effect on our business, financial condition and results of operations. In particular, hostilities involving Israel could cause Partner’s revenues to fall and harm its business. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence.

Risks Relating to the Telecommunications Industry Generally

The telecommunications industry is a highly regulated industry in which the regulator’s decisions may materially and adversely affect our financial condition and results of operations.

Our business is highly regulated. In each of the countries in which we operate, we are subject to government regulation regarding licenses, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Our business and operations could be materially and adversely affected by changes in laws, regulations or government policy affecting our business activities. For example, we are subject to regulations on our tariff structures in some jurisdictions where we operate. We cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on our business. We cannot assure you that our business, financial condition and the results of our operations will not be materially and adversely affected by any government-mandated tariff adjustments in the future.

In some cases, the regulator may also be a competitor. In India, for example, we compete with companies controlled by the Indian government. While Indian regulators have been granted powers to ensure a level playing field among the various mobile telecommunications operators, we cannot assure you that the Indian government will ensure a level playing field between the government companies and private operators.

Required licenses and permits may be difficult to obtain in those countries where we operate a network, and once obtained may be amended or revoked or may not be renewed

Our operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Our operating licenses specify the services we can offer and the frequency spectrum we can utilize for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. We cannot assure you that the relevant authorities will not take any action that could materially and adversely affect us. Our operating licenses are generally renewable upon expiration. However, we cannot assure you that they will be renewed or that any renewal on new terms will be commercially acceptable to us. If we fail to renew any of our licenses, we may lose the ability to continue to operate the affected business, and the realizable value of our relevant network infrastructure and related assets may be materially and adversely affected.

The rules of some government regulatory authorities having jurisdiction over our operations require us to meet specified network build-out requirements and schedules. In addition, our licenses typically require satisfaction of various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause us to expend more resources than otherwise budgeted for a particular network build-out. We cannot assure you that we will be able to fully comply with the terms and conditions of these licenses and permits. In particular, some of our operations have been fined for failure to comply with certain of these terms and conditions within the specified time frame.

The deployment of our networks requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. We have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits which may require us to seek alternative cell sites and/or incur effort and expense where a suitable alternative cell site is not available, for example, possibly through applying for and making payments in respect of re-zoning applications.

Rapid technological changes may increase competition and render our technologies, products or services obsolete

The global telecommunications industry is characterized by rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we may face increasing competition from technologies currently being developed, or which may be developed in the future, by both our existing competitors as well as new market entrants. The development and application of new technologies involve time, substantial cost and risks. Our competitors may be more effective than us at developing or marketing new technologies, products and services. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Similarly, the technologies we employ may become obsolete or subject to intense competition from new technologies in the future. If we fail to develop, or obtain timely access to, new technologies and equipment, or if we fail to obtain the necessary licenses to provide services using these new technologies, we may lose our customers and market share and become less profitable.

We are dependent on interconnection with our competitors’ networks and associated infrastructure as well as roaming arrangements with other telecommunications operators

Our ability to provide commercially viable mobile and fixed-line telecommunications services depends, in part, upon our interconnection arrangements with other telecommunications operators. In particular, we are dependent on interconnection with our competitors’ mobile and fixed-line networks and associated infrastructure for the successful operation of our business. The framework by which interconnection charges are made in certain jurisdictions where we engage in business are currently being reviewed by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of our interconnection agreements. We cannot assure you that we will be able to maintain our interconnection agreements on terms that are commercially acceptable to us or that any material increase in the interconnection expenses would not have a material adverse effect on our financial condition and the results of our operations.

Our operating companies are also dependent upon roaming agreements with other telecommunications operators as a source of revenues when the other telecommunications operators’ customers roam on our networks. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, our roaming revenues and profits may be materially reduced.

Our allocated spectrum may be insufficient for the expansion of our mobile telecommunications business

The operation of our mobile telecommunications networks is limited by the amount of spectrum allocated to us in the countries where we operate. Allocation of spectrum is determined by the relevant governmental authorities in those countries. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. Although we believe that our current spectrum allocation is sufficient for expected customer growth going forward, our future profitability may be materially and adversely affected if our allocated spectrum proves inadequate in the future for the expansion of our mobile telecommunications business.

Concerns about health risks relating to the use of mobile handsets may adversely affect our prospects

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions cause health problems, concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which we conduct business, which could have a material adverse effect on our business, financial condition and results of operations. In addition, lawsuits have been filed in the United States against certain participants in the telecommunications industry alleging various adverse health consequences as a result of mobile handset usage, and we may be subject to similar litigation in the future. Research and studies are ongoing, and we cannot assure you that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risks Relating to Our ADSs and Ordinary Shares

Our board of directors may suspend voting rights attaching to some shares as necessary to avoid any of our subsidiaries or affiliates being in breach or default

Our articles of association provide that if any person directly or indirectly has or acquires an interest in a number of our shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any of our subsidiaries or affiliates (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or any requirement of any governmental or regulatory authority, our directors have the discretion to serve a notice upon the shareholder of these shares:

•	specifying which of the shareholder’s shares will be affected and the name of each affected entity;

•	suspending the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company that concerns the business, operations, management or activities or any other matters in relation to any affected entity, including the appointment of a director or the managing director of any affected entity; and/or

•	restricting the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity.

The notice may also direct the shareholder holding the affected shares to furnish us with information or documents that we may require in order to enable us or any affected subsidiary or affiliate to obtain the necessary approval that may be required in order to enable the shareholder to continue to hold the affected shares without any breach or default occurring or continuing. For purposes of these ownership limitations, we consider ownership of ADSs to be the same as ownership of the underlying ordinary shares. See “Additional Information—Memorandum and Articles of Association—Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shareholders—Voting Rights.”

It may be more difficult for you to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, than if we were a corporations incorporated in the United States

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations outside of the United States. In addition, substantially all of our assets are located outside the United States. Moreover, most of our directors and officers reside outside of the United States. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority in a court in the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States. Therefore, it may be difficult or impossible for you to bring or enforce an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. In particular, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of U.S. securities laws that are penal in nature.

Our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law

Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs

As a holder of our ADSs, you may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have a material adverse impact on our shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares represented by ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs

Your ADSs, represented by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4. INFORMATION ON THE COMPANY

A. Business Overview

Group Overview

We are a global provider of mobile and fixed-line telecommunications services. We currently serve eight markets around the world: Hong Kong, Macau, India, Israel, Thailand, Sri Lanka, Paraguay and Ghana. We intend to commence providing mobile services in Vietnam in 2005.

In March 2005 we entered into a conditional agreement to acquire a 60% equity interest in a company holding a 2G and 3G mobile telecommunications license in Indonesia. We have entered into a conditional agreement to sell all of our interest in our operations in Paraguay, which we expect to be completed in the third quarter of 2005.

Using 2G GSM, CDMA, GPRS and 3G platforms, we offer customers a wide variety of telecommunications services, ranging from basic voice and data services to multimedia services using advanced mobile technology. In India, we have added enhanced data GSM environment, or EDGE, capabilities to our network, which allows us to provide short video clips and enhanced content services. In Thailand, we provide multimedia services over a CDMA2000 1X network that are not available from other service providers there. Our introduction of 3G services in Hong Kong and Israel has brought customers a significantly wider range of content covering sports, news, entertainment and finance. We were the first service provider in these markets to offer person-to-person video calling.

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use the “3” brand in Hong Kong and the “Hutch” brand in India (except the Mumbai service area, where we currently use the “Orange” brand), Thailand and Sri Lanka. In Israel, we use the “Orange” brand.

In 2004, we had total turnover of HK$14,960 million (US$1,918 million) and a net profit of HK$72 million (US$9 million) (including a one-time profit of HK$1,300 million (US$167 million) from the placement of shares in one of our subsidiaries). As of December 31, 2004, we had a total of approximately 12.6 million mobile customers. The following table sets forth the number of our mobile customers as of December 31, 2004.

Market	Number of Mobile Customers
(thousands)
Hong Kong mobile (including Macau)	2,195
India	7,159
Israel	2,340
Thailand	615
Others(1)	244

Total	12,553

(1)	Comprised of Sri Lanka, Paraguay and Ghana.

In addition, in our fixed-line operations, we had approximately 248,000 residential voice lines and approximately 175,000 residential broadband lines as of December 31, 2004.

Our main strategy is to focus on mobile telecommunications services markets with the potential for high growth, in terms of customers and/or the value of services provided. We believe that a combination of strong economic growth and favorable demographic profiles in these markets will result in sustained increasing demand for our services. We intend to leverage our experienced management team and established track record of successfully developing and operating mobile telecommunications businesses to grow and diversify our turnover and profits. In particular, we intend to continue to acquire or invest selectively in new businesses in countries in which we already have a presence, as well as in new markets.

Although we recorded a net profit for 2004, we have a history of net losses. As of December 31, 2004, we had accumulated losses of HK$5,923 million (US$759 million) although we had total shareholders’ funds of HK$14,287 million (US$1,832 million) compared to a shareholders’ deficit of HK$6,375 million as of December 31, 2003. In addition, as of December 31, 2004, we had a working capital deficit of HK$14,266 million (US$1,829 million).

On April 20, 2005, our interest in Partner Communications Company Ltd., or Partner, our mobile telecommunications operator in Israel, increased from 42.9% to 52.2% of the issued share capital of Partner following the completion of a buyback of shares by Partner from certain of its shareholders.

On May 3, 2005, it was announced that we had requested the board of directors of our fixed-line operating company, Hutchison Global Communications Holdings Limited, or Hutchison Global Communications Holdings, to put forward a proposal to privatize Hutchison Global Communications Holdings, in which we currently hold a 52.5% interest. On June 7, 2005, the privatization proposal was made. If successfully completed, Hutchison Global Communications Holdings would become our wholly-owned subsidiary and the listing on the Hong Kong Stock Exchange of its shares will be withdrawn. Under the terms of the proposed privatization, certain shareholders of Hutchison Global Communications Holdings would be able to exchange the cancellation of their shares for our shares or for cash. The proposed privatization is subject to a number of conditions and is described further in “—Operating companies review—Hong Kong fixed-line business—Proposed privatization.”

Business strategy

Our strategy is to take advantage of markets that offer superior opportunities for growth. We first identify markets experiencing strong economic growth, with favorable demographic profiles as well as low telecommunication penetration rates. We then develop market position by building quality networks, offering competitive tariffs and providing customer-driven products and innovative service plans. We focus on attracting and maintaining knowledgeable local management, continuing technological innovation, and maintaining a strong reputation in the telecommunications industry.

We also modify these factors for the diverse markets that we serve. In India, for example, with its vast population and low telecommunication penetration, we focused on network and service quality to establish a successful business that not only makes a significant contribution to our results but also continues to show strong growth. In contrast, in markets where telecommunications services are more established, we build strategically on our well-known brands and our reputation as an innovation leader. Meeting customer demand for the latest technology and newest applications, we have launched 3G services in Hong Kong and Israel to drive growth in these markets.

In the markets in which we operate, we aim to establish and maintain leadership positions. We also aim to expand our business through acquisitions of businesses or licenses in attractive growth markets.

We also seek to leverage the global buying power that comes from operating global networks. We believe this has allowed us to source high-quality network infrastructure at attractive prices to enable the efficient development of our businesses.

Services and products

We offer a variety of voice, video, data and value-added services over our mobile and fixed line networks. We operate 2G and 3G mobile networks using GSM, CDMA and W-CDMA across our businesses. 2G, or second generation technology, usually refers to mobile telecommunications services using the 800/900-MHz and 1800-MHz spectrum. 3G, or third generation technology, usually refers to UMTS, or universal mobile telecommunications system. GSM, or global system for mobile communications, is a comprehensive digital standard for the operation of all elements of a cellular telephone system. CDMA, or code division multiple access, is a method by which many users sharing the same radio channel can be distinguished by unique code numbers.

Mobile telecommunications

We offer a range of services carefully designed to meet the needs of the local market in which we operate. Specifically we offer:

•	2G. In Hong Kong, India, Israel, Macau, Paraguay, Sri Lanka and Ghana, we offer 2G services using either GSM 900, 1800 or 1900 spectrum. Our 2G services offer basic mobile telecommunications services such as: local voice; SMS, or short messaging system; MMS, or multimedia messaging system; IDD, or international direct dialing; and international roaming. We also offer a large variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. To meet market demand for the faster transmission speeds required for wireless internet access and other applications, we have continued to invest in innovative technology such as GPRS technology. GPRS, or general packet radio system, is a packet-based wireless communication system that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication. GPRS modem cards provide subscribers with access to the internet, email and corporate networks.

Since May 2002, we have offered BlackBerryTM wireless email services operating on our GSM and GPRS networks in Hong Kong. We were the first mobile telecommunications operator in Asia to offer the BlackBerryTM wireless email services, which provide corporate customers with an end-to-end wireless solution that includes integrated email, mobile telecommunications and electronic organizer features.

•	3G. We launched 3G services in Hong Kong in January 2004 and in Israel in December 2004. Our 3G services are capable of transferring data at significantly faster speeds as compared to 2G networks. In addition to traditional voice services, 3G technology provides real time person-to-person mobile video calls, the ability to stream and download music and video clips and other multimedia content, as well as other data services. As of December 31, 2004, in Hong Kong our 3G services offered 33 service channels providing, among other things, daily updates of news, weather, the Hong Kong stock market, video clips of football highlights, music video clips and movie trailer video clips. In Hong Kong, we also are partnered with various content providers such as Reuters, i-Cable and TVB to provide local and world news reports, traffic updates and popular television series highlights. In Israel, our 3G services include video services and a new portal of content services including a selection of video-based services under the “obox” live brand.

•	CDMA. We offer a CDMA network in Hong Kong and a CDMA2000 1X network in Thailand. It is our intention to build a CDMA2000 1X network in each of Vietnam and Ghana. We believe that CDMA2000 1X technology provides significant improvements in voice quality and allows us to deliver superior quality in terms of call set-up capability.

Fixed line telecommunications

In Hong Kong, we provide a comprehensive range of fixed-line telecommunication services to retail customers (business and residential) as well as wholesale customers such as other telecommunications operators.

•	Retail. We offer fixed-line local voice and fax services, as well as a wide range of value-added services, such as call waiting and call forwarding, to residential and business customers. We also provide IDD voice and fax services, international calling card accounts, prepaid phone cards and personal number services to these customers. In addition, we offer residential broadband Internet access as well as broadband access to business customers and data connectivity for large corporations, including many financial institutions, and governmental and quasi-governmental bodies.

We also offer data center facilities, managed hosting solutions, operations outsourcing and disaster recovery solutions for both local and multinational corporations.

In view of the increasing popularity of broadband television services, we have been working closely with different content and application service providers to enhance our fixed-line service offerings. In January 2005, we signed an agreement with pay TV service provider Galaxy Satellite Broadcasting Limited (currently a wholly owned subsidiary of Television Broadcasts Limited, Hong Kong’s leading television broadcaster), to deliver 34 channels of infotainment content to Hong Kong households through our broadband network. In addition, we entered into a co-branding agreement with Skype Technologies S.A., a global Internet telephony provider, to promote their service in Hong Kong.

•	Wholesale. We offer a range of wholesale fixed-line telecommunications services, including connectivity for mobile telecommunications operators, leased lines for telecommunications operators, ISPs and other international wholesale customers, and IDD voice services to international carriers.

Interest in operations

We own differing equity interests in our operating companies as shown in the table below. In addition, we own certain convertible debt and preference shares in certain of our operating companies, and have made loans to certain of our operating companies which are not wholly owned, as shown in the table below. All information is as of December 31, 2004 except where indicated.

	Equity Ownership				Other Interests
Operation	Wholly- owned or controlled equity interest		Proportion of additional economic interest in common stock through minority- owned stakes		Instrument		Amount			Maturity date		Interest rate per annum	Equity interest upon conversion
	(millions)
Hong Kong and Macau Mobile	70.9%		—		Loan		HK$	2,101		—	(1)	HIBOR + 3%	—
Hong Kong Fixed-Line	52.5	%(2)	—		Convertible note(3)		HK$	3,200		January 28, 2009		1%	32.6	%(4)

					Loan		HK$	3,400		July 17, 2008		HIBOR + 1.8%	—

					Loan(5)		HK$	466		July 17, 2008		HIBOR + 1.8%(6)	—	(5)
India	42.3	%(7)	13.9	%(7)	Preference shares	(8)	INR	12,785	(8)	April 24, 2018		13%(8)	—
Israel	52.2	%(9)	—		—			—		—		—	—
Thailand (Hutchison CAT)	36.2	%(10)	—		—			—		—		—	—
Sri Lanka	100%		—		—			—		—		—	—
Paraguay	95	%(11)	—		—			—		—		—	—
Ghana	100%		—		—			—		—		—	—

(1)	No fixed repayment term.
(2)	In May 2005 it was announced that we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings through the cancellation of all Hutchison Global Communications Holdings shares not already held by us. If the privatization is successfully completed, the listing on the Hong Kong Stock Exchange of Hutchison Global Communications Holdings shares will be withdrawn. This proposal was made on June 7, 2005. See “—Operating companies review—Hong Kong fixed-line business—Proposed privatization.”
(3)	Convertible into shares of Hutchison Global Communications Holdings at an initial conversion price of HK$0.96 per share.
(4)	Based upon the issuance of 3,333,333,333 ordinary shares of Hutchison Global Communications Holdings upon conversion of the convertible note, resulting in an enlarged share capital of 10,237,309,294 ordinary shares of Hutchison Global Communications Holdings that would be outstanding. In aggregate, we would hold 68.0% of Hutchison Global Communications Holdings’ outstanding equity following conversion.
(5)	This loan was drawn under a HK$1,000 million credit facility agreement dated March 12, 2004 between Hutchison International Limited, or Hutchison International, and Hutchison Global Communications Holdings. We assumed the obligations of Hutchison International as part of the restructuring completed in September 2004. This credit facility agreement and our assumption of Hutchison International’s obligations are further described in “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Financial assistance by the Hutchison Whampoa group to our group—Loans.” Under the terms of the credit facility agreement, as amended by the parties with effect from March 14, 2005, on each of the second and third anniversaries of the date of the credit facility agreement, all loans which have been drawn and remain outstanding, together with all interest accrued but not paid as of such date, shall be mandatorily and automatically converted into a convertible note with a principal amount equal to the outstanding amount of the loan including all interest accrued. The convertible note is convertible into shares of Hutchison Global Communications Holdings at an initial conversion price of HK$0.96 per share.
(6)	Pursuant to the amendment of the credit facility agreement described in note 5 above, the interest rate was amended to HIBOR + 1.25% with effect from March 14, 2005.
(7)	As of February 1, 2005, upon completion of consolidation of five Indian mobile telecommunications operators under an Indian holding company. An aggregate of a further 0.57% of the existing shares of Hutchison Max Telecom Limited (the Indian holding company), is to be transferred to Essar Teleholdings Limited or one of its subsidiaries by us and the Kotak Mahindra Capital Co. group of companies, in a proportion to be determined between us and the Kotak Mahindra Capital Co. group of companies.

(8)	The preference shares are non-convertible and non-voting. The preference shares entitle us to nominal dividend payments and a redemption premium. The redemption value increases annually to provide a yield of 13% per annum on redemption.
(9)	As of April 20, 2005, upon completion of a buyback of shares by Partner from certain of its shareholders on April 20, 2005 which increased our interest in Partner from 42.9% to 52.2%.
(10)	We hold a 49% interest in Hutchison Wireless MultiMedia Holdings Limited, which holds 73.9% of the voting equity in Hutchison CAT Wireless MultiMedia Limited, or Hutchison CAT, resulting in a 36.2% economic interest in Hutchison CAT. See “—Operating companies review—Thailand—Ownership.”
(11)	We hold 100% of the equity of Hutchison Telecommunications Paraguay S.A. but only 95% of the beneficial interest. We have entered into a conditional agreement to sell all of our interest in our operations in Paraguay, which we expect to be completed in the third quarter of 2005. See “—Operating companies review—Other countries—Paraguay.”

Marketing strategy and brand

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use the 3 brand in Hong Kong, the “Hutchison Telecom” brand in Macau and the “Hutch” brand in India (except the Mumbai service area, where we currently use the “Orange” brand), Thailand and Sri Lanka. In Israel, Partner uses the Orange brand in its promotional and advertising activities, and all mobile phones sold to its customers bear the logo.

Our overall marketing strategy is to attempt to distinguish our brands from other telecommunications service providers by the quality of our products and, where applicable, the multimedia services offered. Other aspects of our marketing strategy depend on the nature of each market.

Tariff plans

We offer different plans to meet the needs of different user segments. Our postpaid plans include a monthly fee which bundles voice services with a variety of value-added services such as voice mail, MMS, SMS and fax mail services. Additional charges are levied for other value-added services including IDD services and roaming services. We also offer several prepaid plans. Prepaid customers purchase a rechargeable prepaid SIM card for a specified amount of airtime and they may also enjoy additional value-added services. SIM, or subscriber identity module, is a small card or chip provided to network subscribers that is inserted into a handset. The SIM is a computer processor that uniquely identifies a network subscriber and stores the subscriber’s personal phone book, sent and received text messages, network security codes and other programs that enable additional network features.

We offer postpaid 3G services. 3G tariff plans charge different monthly fees according to the needs of different user segments. These plans include a monthly fee which bundles voice services, video calls, streaming or downloads of multimedia clips and other data services. Additional charges are levied for IDD, roaming and other value-added services. We also recently launched prepaid 3G services in Hong Kong providing voice services, video calls streaming or downloads of multimedia clips, roaming and other data and value-added services.

Sales and distribution

We have developed extensive sales and distribution networks using both our own and third-party operations to market our mobile telecommunication service products. We have dedicated retail outlets in Hong Kong, India, Israel and Thailand at which customers can select mobile phones and accessories, make inquiries and subscribe for services. In addition, we utilize other leading distributors, specialist and general retail outlets to sell our services. In some markets like Hong Kong, Israel or Thailand where we are introducing advanced services, we are actively involved in sourcing and selling handsets, while in other markets such as India handsets are sourced directly by the distributor and we are involved only in the sale of the SIM card. In all of our markets, access to wide sales and distribution outlets of good quality and is critical to the success of the business. For business customers, we typically use teams of direct sales agents.

Our fixed-line operations in Hong Kong normally utilize internal sales teams to market, sell and deliver their services and products. This enables the maintenance of quality marketing and distribution of services and products in a cost-effective and cost-efficient manner. In addition, our fixed-line operations also make use of various other sales and distribution channels from time to time to complement their internal sales teams, including retail shops within the Hutchison Whampoa group, and external sales agents.

Operating companies review

Hong Kong and Macau mobile telecommunications business

Overview

In Hong Kong we provide 2G CDMA and GSM dual band and 3G mobile telecommunications services, all under the “3” brand. In Macau we provide 2G GSM dual band mobile telecommunications services under the “Hutchison Telecom” brand. We hold a 70.9% interest in our operating companies in Hong Kong and Macau. During 2004, we maintained our position as the largest mobile telecommunications operator in Hong Kong in terms of customer numbers, and together with Macau, provided services to approximately 2.2 million customers as of December 31, 2004.

We are the largest 3G service provider in Hong Kong. As of December 31, 2004, our 3G network, comprised of over 1,300 radio stations, provided 99% coverage in the business and populated areas of Hong Kong including full 3G coverage for the Island Line of Hong Kong’s subway system, major traffic tunnels and elevators in key commercial buildings.

We have provided GSM dualband mobile telecommunications services in Macau since August 2001. Macau’s mobile communications industry enjoyed significant growth along with its economic upsurge in 2004. In Macau, we enhanced the quality of our network by increasing the number of cell sites and repeaters by over 15%. We also expanded our international roaming coverage in voice and GPRS data.

The following table sets out market and operating data for our mobile services in Hong Kong and Macau as of the dates or for the periods indicated:

Our mobile services in Hong Kong and Macau(1)

	As of or for the year ended December 31,
	2002	2003	2004
Total customers (in millions)(2)	1.86	1.96	2.20
Growth in total customers (%)	6.6	5.4	12.2
Total turnover (in HK$ millions)	3,730	3,485	3,714
Growth in total turnover (%)	(6.0)	(6.6)	6.6
Blended average revenue per user (ARPU) (in HK$)(3)	184	165	151
Blended minutes of use (MOU) (in minutes)(4)	337	347	387
Blended churn (%)(5)	4.8	5.0	4.6

(1)	The data in this table for the period from January 1, 2002 to December 31, 2003 relates only to 2G services, and that for the year ended December 31, 2004 relates to both 2G and 3G services.
(2)	Total customers comprise postpaid customers and prepaid customers who have a SIM or USIM that has access to the network for any purpose, including voice, data or video services and that have not been used up or expired at end of reporting period.
(3)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(4)	Blended MOU is calculated by the total minutes carried over the network (2G total airtime usage plus 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(5)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

In Hong Kong, we offer basic mobile telecommunications services such as local voice, SMS, MMS, IDD and international roaming. International voice roaming is currently available in 227 destinations, with data roaming available in 95 destinations and video roaming in 15 countries.

We provide the largest array of 3G video mobile phones in Hong Kong. At the end of 2004, we offered 13 models, 22 color choices and a unique UMTS/GPRS-enabled data card.

We work with over 120 3G content providers from all over the world, enabling us to deliver a rich and diverse portfolio of content. As a result, we offer 33 service channels and in 2004 were able to introduce a range of video mobile content for the first time in Hong Kong, including:

•	video calling and video messaging, enabling face-to-face communications via a 3G phone and the sending of video “postcards”;

•	video infotainment, including sports and football highlights, movie previews and music videos;

•	live video broadcasts and streaming, including live broadcasts of horse racing, concerts, TV news and real-time traffic updates;

•	news and financial information, providing customers with 24-hour access to real-time local and international news, financial markets and stock market commentaries from leading media organizations such as TVB, i-CABLE, Bloomberg TV, Reuters, CNN, Phoenix InfoNews, Metro Radio and SINA;

•	exclusive video sports, delivering video sports clips that include highlights of selected football matches from the Barclay’s English Premier League in the United Kingdom and UEFA Champions League, and selected clips of Italian Football League Serie A;

•	location-based services, through a unique location guide providing useful and practical information, with maps, on more than 15,000 points of interest; and

•	diverse music content, comprised of full-versions of the latest Canto-pop music videos as well as live broadcasts of concerts and other special events.

In Macau, we pioneered a number of services, including:

•	HutchPlus mobile infotainment services, providing widespread Java applications, as well as information and entertainment content for dualband handset users;

•	1-Card-2-Number Services, which allows frequent travelers between Hong Kong and Macau to enjoy seamless mobile services in both cities under a single monthly service plan without the need to pay roaming charges in either market;

•	Mobile Tour Guide Service for tourists who can enjoy voice-based information on major attractions and historical sights in Macau; and

•	24-hour pre-paid SIM vending machines installed in major tourist entry points, enabling incoming tourists to buy pre-paid SIM cards and recharge their vouchers.

Ownership

We have a 70.9% interest, and NTT DoCoMo, Inc., or NTT DoCoMo, and NEC Corporation, or NEC, each owns an indirect shareholding of 24.1% and 5%, respectively, in each of Hutchison 3G HK Limited, or Hutchison 3GHK, Hutchison 3G Services (HK) Limited, or Hutchison 3GHK Services, Hutchison Telephone Company Limited, or Hutchison Telephone, and Hutchison Telephone (Macau) Company Limited, or Hutchison Macau, which are our operating companies for 3G services in Hong Kong and 2G services in Hong Kong and Macau. NEC is currently a supplier of 3G infrastructure systems and 3G handsets for the operations of our 3G network in Hong Kong. NEC also provides managed services, including network operation and maintenance, radio site engineering and site administration for our 2G networks in Hong Kong and Macau and our 3G networks in Hong Kong.

NTT DoCoMo and NEC each entered into shareholders’ agreements dated November 8, 2002 with Hutchison Whampoa in respect of their respective shareholdings in Hutchison 3GHK, Hutchison 3GHK Services and Hutchison Telephone. The shareholders’ agreements contain customary provisions dealing with matters such as voting rights, board control, funding obligations and restrictions on share transfers. Pursuant to a pass-through agreement between our company and Hutchison Whampoa, the rights and obligations of Hutchison Whampoa under the Hong Kong shareholders’ agreements (as supplemented by an agreement between Hutchison Whampoa and NEC as described below) have been passed through to us, subject to limited exceptions stated therein. Under the pass through agreement, Hutchison Whampoa agreed, among other things, to indemnify us from and against all claims and liabilities in connection with any antecedent breach by Hutchison Whampoa of the shareholders’ agreements occurring prior to the date of our listing on the Hong Kong Stock Exchange.

The shareholders’ agreements also gave each of NTT DoCoMo and NEC the right to participate in the initial public offering of our company by exchanging their existing shareholdings in our operating companies for 2G services in Hong Kong and Macau and 3G services in Hong Kong for ordinary shares in our company. Hutchison Whampoa made formal offers to NTT DoCoMo and NEC, respectively, offering them the opportunity to exercise their rights to exchange their shareholdings in these operating companies for our ordinary shares. Under a separate agreement with Hutchison Whampoa, NEC declined the offer and now has only some of the rights it had under the shareholders’ agreements prior to our listing on the Hong Kong Stock Exchange. NEC no longer has the right to exchange its shareholdings in these operating companies for any other company’s shares. The offer to NTT DoCoMo lapsed, with the result that they remain as indirect shareholders in Hutchison 3GHK, Hutchison 3GHK Services, Hutchison Telephone and Hutchison Macau. Accordingly, NTT DoCoMo continues to have the right to participate in an initial public offering of any subsidiary of Hutchison Whampoa, including any subsidiary of ours to the extent that it would also be deemed to be a subsidiary of Hutchison Whampoa, substantially all of whose business interests comprise telecommunications or multi-media interest and which directly or indirectly holds an interest in our operating companies for 2G services in Hong Kong and Macau and 3G services in Hong Kong by exchanging its existing shareholding in these operating companies for shares in such a holding company so that the value of NTT DoCoMo’s participation in such holding company is at least equal to the value of NTT DoCoMo’s investment in these operating companies.

Other than as described above, there is currently no equipment or financing commitment from either NTT DoCoMo or NEC in connection with our Hong Kong mobile operations. We expect NEC to continue to be a supplier of 3G infrastructure systems and 3G handsets in Hong Kong following the offering, and to provide managed services with respect to our 2G and 3G networks in Hong Kong and our 2G network in Macau.

Hong Kong and Macau mobile telecommunications markets

As of December 31, 2004, Hong Kong had a mobile phone penetration rate of approximately 117.8%, which reflected Hong Kong’s high number of resident customers with multiple subscriptions as well as business and tourist customers. There were approximately 8.1 million mobile phone subscriptions out of a total population of approximately 6.8 million in Hong Kong as of December 31, 2004. Market growth has slowed since 2001, however, and is now primarily driven by prepaid customers.

Based on key statistics of radio communication and telecommunications services available from the GDTTI’s website, there were approximately 432,000 mobile telecommunications customers in Macau as of December 31, 2004, representing a penetration rate of 92.9%, as compared with approximately 364,000 mobile customers as of December 31, 2003, representing a penetration rate of 81.2%. We expect that the penetration rate will continue to grow steadily as a result of deregulation.

Competition

We face significant competition in the Hong Kong mobile telecommunications market.

There are currently five other 2G mobile telecommunications operators in Hong Kong: New World PCS Limited, or New World; China Resources Peoples Telephone Company Limited, or Peoples; SmarTone Mobile Communications Limited, or SmarTone; SUNDAY o/b Mandarin Communications Limited, or Sunday; and Hong Kong CSL Limited, or CSL. We are the largest mobile telecommunications operator in Hong Kong in terms of customer numbers as of December 31, 2004, with approximately 2.01 million customers. However, the presence of six 2G mobile telecommunications operators serving a market that has one of the world’s highest penetration rates for customers of mobile telecommunications services makes the Hong Kong market highly competitive. Mobile telecommunications operators in Hong Kong have engaged in price competition in order to win market share from the other operators. Recent promotional offers and lower tariffs as a result of price competition have decreased our blended ARPU from HK$184 in 2002 to HK$165 in 2003 and HK$151 (US$19.36) in 2004.

Out of the four 3G license holders in Hong Kong, we were the first telecommunications operator to have launched 3G services. CSL and SmarTone both rolled out their 3G services in December 2004. It is expected that competition in the 3G mobile telecommunications services market will intensify over time.

In Macau, there are currently three other mobile telecommunications operators. Until 1999, the telecommunications industry in Macau operated under a monopoly environment. The largest operator is Companhia de Telecommunicações de Macau S.à r.l., the previous monopoly mobile telecommunications operator.

Spectrum and mobile telecommunications networks

We have deployed multiple mobile technologies in Hong Kong. In particular, we were the first telecommunications operator in the world to launch a CDMA commercial network in 1995 and the first in Asia to launch a GSM dualband network in 1998. We also became Hong Kong’s first 3G mobile telecommunications services provider in January 2004, using W-CDMA technology.

We use GSM and CDMA mobile telecommunications networks for our 2G operations in Hong Kong. Currently, the vast majority of our 2G customers in Hong Kong use our GSM dualband network, which allows radio communications to and from customer handsets to switch seamlessly between the 900 MHz spectrum and 1800 MHz spectrum bands resulting in enhanced network quality and capacity. We also offer GPRS technology in Hong Kong, which utilizes GSM frequencies. Our CDMA network in Hong Kong deploys a 2.5G CDMA IS95B packet data transmission technology, which offers data transmission speeds of up to 64 Kbps. For a more detailed discussion of spectrum allocation in Hong Kong, see “—Regulation—Hong Kong—Licensing framework—Spectrum allocation.”

On April 1, 2005, the Office of the Telecommunications Authority of Hong Kong, or OFTA, the executive arm of the Telecommunications Authority, offered us a right of first refusal to take up new mobile carrier licenses in replacement of our existing GSM and personal communication services licenses upon their expiry. These new licenses would be for a term of 15 years and would contain conditions similar to our existing licenses along with new conditions such as open network access requirements and spectrum utilization fees. This right of first refusal to renew was not offered to us in respect of our license for CDMA services, however. Instead, we would receive a customer migration period of three years with one-third of the original assigned spectrum upon the expiry of our existing CDMA license. For a more detailed discussion of the terms of the replacement licenses, see “—Regulation—Hong Kong—Licenses.”

Following the award of a 3G license in Hong Kong in October 2001, we obtained one block of paired spectrum of 2 x 14.8 MHz and one block of 5 MHz unpaired spectrum at the 1900 to 2200 MHz spectrum bands. Under the terms of our 3G license in Hong Kong, we are required to roll out and maintain our network so as to cover an area where at least 50% of Hong Kong’s population live by no later than December 31, 2006, which we have already achieved. The Hong Kong government has introduced an open network access framework, in which 3G licensees have to make available up to 30% of the capacity of their networks for use by non-affiliated mobile virtual network operators and service providers. See “—Regulation—Hong Kong—Licenses” for a description of how network capacity is calculated.

Hong Kong fixed-line business

Overview

We offer local and IDD voice call services, broadband Internet access and various data transmission services to business and residential customers in Hong Kong through Hutchison Global Communications Limited, or Hutchison Global Communications, a subsidiary of Hutchison Global Communications Holdings (formerly Vanda Systems & Communications Holdings Limited, or Vanda). We own 52.5% of Hutchison Global Communications Holdings, which is listed on the Hong Kong Stock Exchange.

In May 2005, it was announced that we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings that would result in Hutchison Global Communications Holdings becoming our wholly-owned subsidiary. On June 7, 2005, the privatization proposal was made. Under the proposed privatization, holders of Hutchison Global Communications Holdings shares not held by us would have an option to exchange, for cancellation of their shares, either HK$0.65 (US$0.08) per share in cash or two of our shares for every 21 Hutchison Global Communications Holdings shares, but not a combination of both. The proposed privatization is subject to a number of conditions, including approval by holders of Hutchison Global Communications Holdings shares not held by us or who are not parties acting in concert with us. The proposed privatization of Hutchison Global Communications Holdings is further described in See “—Proposed privatization.”

We are currently one of the largest fixed-line telecommunications operators in Hong Kong, with approximately 248,000 residential voice lines as of December 31, 2004, representing growth of 17% compared to December 31, 2003. We provide one of the fastest bi-directional residential broadband services, in terms of upload and download speeds, in the Hong Kong market, with approximately 175,000 residential broadband lines as of December 31, 2004, representing growth of 47% compared to December 31, 2003.

We own and operate what we believe is the largest fiber-optic building-to-building telecommunications network in Hong Kong, with 4,600 kilometers of linear ducting and over 800,000 kilometers of core fiber-optic cable. Fiber-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Using this fiber-optic network, we have been able to gain a firm foothold in the local fixed network industry, with the delivery of efficient and reliable services to business and residential customers, schools, hospitals, local community organizations, governmental bodies and other network carriers.

In March 2004, Hutchison Global Communications Holdings purchased PowerCom Network Hong Kong Limited, or PowerCom, a company that utilizes the electricity distribution system to provide broadband connections. The addition of the PowerCom business to our fixed-line operations is expected to provide us with a cost-effective “last-mile” solution for installing broadband Internet services in residential estates, hotels and service apartments.

The following table sets out certain market and operating data for our fixed-line services for the periods indicated:

Our fixed-line services in Hong Kong

	As of or for the year ended December 31,
	2002	2003	2004
Total residential voice lines (in millions)	0.15	0.21	0.25
Growth in total residential voice lines (%)	76	39	17
Total residential broadband lines (in millions)	0.07	0.12	0.17
Growth in total residential broadband lines (%)	104	79	47
Total turnover (in HK$ millions)	860	1,628	2,701
Growth in total turnover (%)(1)	—	89.3	65.9

(1)	For 2002, includes our share of the results of operations of Hutchison Global Communications Limited, or Hutchison Global Communications, and its subsidiaries and related data center companies before they became our consolidated subsidiaries in May 2002. Prior to May 2002, Hutchison Global Communications and its subsidiaries were our jointly controlled entities and were accounted for under the equity method of accounting.

Products and services

Our fixed-line operation pioneered the integration of traditional and new technologies in Hong Kong by offering services which combined basic telecommunications services with video phones. We also offer one of the fastest bi-directional residential broadband services available in Hong Kong. In 2004, we:

•	introduced the world’s first video communication service between a 3G wireless phone and a desktop video phone;

•	became the first local fixed telecommunications network operator to establish an interconnection capacity of 22.5 gigabits per second between China and Hong Kong; and

•	established the world’s first inter-Autonomous System International Ethernet network.

Ownership

Hutchison Global Communications was transferred to us by the Hutchison Whampoa group pursuant to the restructuring completed in September 2004. Hutchison Global Communications is a subsidiary of Hutchison Global Communications Holdings, in which we hold an interest of approximately 52.5%. Our interest in Hutchison Global Communications Holdings resulted from a transaction concluded in March 2004. The transaction involved the purchase by Vanda, which was subsequently renamed Hutchison Global Communications Holdings, of Hutchison Global Communications, which was then a wholly-owned subsidiary of Hutchison Whampoa operating its fixed-line telecommunications and related businesses. In exchange for Hutchison Global Communications, Vanda issued new shares and convertible notes to Hutchison Whampoa. Hutchison Whampoa had previously held a 37.1% interest in Vanda since September 2003. As a result of the new Vanda shares issued to Hutchison Whampoa, Hutchison Whampoa’s shareholding in Vanda would have increased to 78.9%. However, following a placement of Hutchison Whampoa’s shares in Vanda, Hutchison Whampoa’s interest in Vanda was subsequently reduced to approximately 52.5%.

In addition, we hold a convertible note with a principal amount of HK$3,200 million (US$410 million) issued by Hutchison Global Communications Holdings. The convertible note is convertible into ordinary shares of Hutchison Global Communications Holdings at an initial conversion price of HK$0.96 per share. If the convertible note were converted, 3,333,333,333 ordinary shares of Hutchison Global Communications Holdings would be issued, which would increase our ownership of Hutchison Global Communications Holdings to 68.0%.

Furthermore, Hutchison Global Communications Holdings has drawn a loan under a HK$1,000 million (US$128 million) credit facility agreement dated March 12, 2004 between Hutchison International Limited, or Hutchison International, and Hutchison Global Communications Holdings, as amended with effect from March 14, 2005. We assumed the obligations of Hutchison International as part of the restructuring completed in September 2004, as described in “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Financial assistance by the Hutchison Whampoa group to our group—Loans.” As of December 31, 2004, the principal amount outstanding of the loan was HK$466 million (US$60 million). Under the terms of the credit facility agreement, as amended, on each of the second and third anniversaries of the date of the credit facility agreement, all loans which will have been drawn and remain outstanding, together with all interest accrued but not paid as of such date, shall be mandatorily and automatically converted into a convertible note with a principal amount equal to the outstanding amount of the loan including all interest accrued. The convertible note is convertible into shares of Hutchison Global Communications Holdings at an initial conversion price of HK$0.96 per share.

Proposed privatization

On May 3, 2005, it was announced that we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal for the privatization of Hutchison Global Communications Holdings that would result in Hutchison Global Communications Holdings becoming our wholly-owned subsidiary. On June 7, 2005, the privatization proposal was made. Under the proposed privatization, holders of Hutchison Global Communications Holdings shares not held by us as at the specified record date would have an option to exchange, for the cancellation of their shares, either HK$0.65 (US$0.08) per share in cash or two of our shares for every 21 Hutchison Global Communications Holdings shares, but not a combination of both.

Holders of outstanding share options issued under the Hutchison Global Communications Holdings share option plan, or HGCH Options, can exercise their options on or before the specified record date, in which case the shares issued upon exercise of the HGCH Options would be eligible to be exchanged for cash or our shares as described above. Alternatively, they could elect not to exercise their HGCH Options and instead allow their unexercised HGCH Options to lapse in exchange for cash or our shares (except for the HGCH Options with an exercise price of HK$0.94 per share) as follows:

Exercise price of HGCH Options	Share Consideration	Cash Consideration
HK$0.34	1 Hutchison Telecommunications International Limited share for every 20.3 HGCH Options	HK$0.31 per HGCH Option

HK$0.41	1 Hutchison Telecommunications International Limited share for every 25.1 HGCH Options	HK$0.24 per HGCH Option

HK$0.48	1 Hutchison Telecommunications International Limited share for every 32.9 HGCH Options	HK$0.17 per HGCH Option

HK$0.94	not available	HK$0.01 per 50,000 HGCH Options

To the extent that any of the Hutchison Global Communications Holdings shareholders or holders of the HGCH Options are deemed to be connected persons of us or of Hutchison Whampoa under the listing rules of the Hong Kong Stock Exchange, and those connected persons elect to receive our shares in exchange for cancellation of their Hutchison Global Communications Holdings shares or unexercised HGCH Options, as the case may be, we will procure that Hutchison Whampoa will transfer on our behalf to those connected persons, from the shares of our company held by the Hutchison Whampoa group, that number of shares of our company that the connected persons are entitled to under the terms of the offer. In turn, we will assume an indebtedness to the Hutchison Whampoa group in the amount of the value of our shares being transferred together with any stamp duty incurred in connection with the transfer. The purpose of using this arrangement is to enable connected persons of ours or of Hutchison Whampoa participating in the privatization who elect to receive our shares to have existing shares transferred to them without involving us in the issue of new shares of our company to them.

Upon completion of the privatization, all shares of Hutchison Global Communications Holdings not held by us will be cancelled.

We have waived any rights we have under the HK$3,200 million convertible note issued by Hutchison Global Communications Holdings in connection with this proposed privatization. The convertible note is described in further detail in “— Ownership.”

If all shareholders of Hutchison Global Communications Holdings were to elect to receive our shares in exchange for cancellation of their shares:

•	assuming that all HGCH Options are exercised on or prior to the specified record date, and assuming that Hutchison Whampoa does not transfer any of our shares to connected persons on our behalf, we would need to issue an estimated 322,617,825 of our shares, representing approximately 7.2% of our existing issued share capital, or approximately 6.7% of our share capital as enlarged upon issue of these new shares; and

•	assuming that none of the HGCH Options is exercised on or prior to the specified record date and instead they are all cancelled in exchange for our shares, and assuming that Hutchison Whampoa does not transfer any of our shares to connected persons on our behalf except for 759,878 of our shares in respect of 25,000,000 HGCH Options held by connected persons, we would need to issue an estimated 314,568,612 of our shares, representing approximately 7.0% of our existing issued share capital, or approximately 6.5% of our enlarged share capital.

If all shareholders of Hutchison Global Communications Holdings were to elect to receive cash in exchange for their shares:

•	assuming that all HGCH Options are exercised on or prior to the specified record date, the estimated total amount of cash we would be required to pay would be approximately HK$2,202 million (US$282 million); and

•	assuming that none of the HGCH Options is exercised on or prior to the specified record date and instead they are all cancelled in exchange for cash, the estimated total amount of cash we would be required to pay would be approximately HK$2,148 million (US$275 million).

We will finance the cash consideration payable by us in connection with the privatization, including funds for repayment of any indebtedness incurred as a result of Hutchison Whampoa’s transferring our shares to connected persons on our behalf, from an existing secured revolving credit facility of HK$8,000 million that we have in place with ABN AMRO Bank N.V., which is described further in “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Outstanding Debt.”

The proposed privatization is subject to a number of conditions, including approval by independent holders of Hutchison Global Communications Holdings shares, meaning shareholders other than ourselves or any parties acting in concert with us. The approval of a majority in number of independent shareholders holding not less than three-fourths in value of the Hutchison Global Communications Holdings shares that are voted at the meeting of independent shareholders is required, provided that the proposed privatization is not disapproved by independent shareholders holding more than 10% in value of all the Hutchison Global Communications Holdings shares held by the independent shareholders. The proposed privatization will lapse if it does not become effective on or before October 31, 2005 (or such later date as we and Hutchison Global Communications Holdings may agree or as the Supreme Court of Bermuda, the jurisdiction in which Hutchison Global Communications Holdings is incorporated, may direct).

If the privatization becomes effective, the listing on the Hong Kong Stock Exchange of all Hutchison Global Communications Holdings shares will be withdrawn.

Hong Kong fixed-line telecommunications market

As of December 31, 2004, there were approximately 3.8 million telephone exchange lines in Hong Kong, including approximately 456,000 fax lines, in a territory with a total population of approximately 6.8 million. Telephone density was approximately 55 lines per 100 people.

Competition

In the fixed line business in Hong Kong, we face competition from five other fixed-line telecommunications operators, including PCCW-HKT Telephone Limited (formerly known as Hong Kong Telephone Company Limited), or PCCW-HKT. By far the largest fixed-line telecommunications operator in Hong Kong, PCCW-HKT is Hong Kong’s previous monopoly carrier. Other competitors include: Wharf T&T Limited, or Wharf T&T; New World Telecommunications Limited, or NWT; Hong Kong Broadband Network Limited and Hong Kong Cable Television Limited. Unlike us, Wharf and NWT rely more heavily on Type II interconnections provided by PCCW-HKT in offering voice services. For a description of Type II interconnections, see “—Regulation—Hong Kong—Key industry regulatory issues—Fixed-line interconnection.”

As a consequence of the full liberalization of the Hong Kong telecommunications market in January 2003, new companies are likely to enter the market. These new entrants will find it difficult to build a network comparable in size and quality to that of ours because new subterranean cables and network lines would have to be installed at a deeper level than the existing fixed-line telecommunications operators’ networks, which significantly increases construction costs. This is likely to present additional opportunities for our Hong Kong fixed-line wholesale business.

India

Overview

Our business interests in India are conducted through Hutchison Max Telecom Limited, or Hutchison Max, a mobile telecommunications operator in Mumbai in which we hold direct and indirect equity interests. Hutchison Max in turn holds substantially all of the issued shares in five other mobile telecommunications operators in India. See “—Ownership” below for more detailed discussions of our ownership interests in these operators. We refer to these mobile telecommunications operators collectively as “Hutch India.” We exercise strategic influence over the business of the mobile telecommunications operators. The results of each of the mobile telecommunications operators are consolidated in our financial statements. In India, we provide 2G services using GSM technology.

Hutch India is collectively India’s third largest private mobile telecommunications operator based on monthly market share data published by the Cellular Operators Association of India, or COAI, and the Association of Unified Telecom Service Providers of India, or AUSPI. We have experienced considerable growth in customers in recent years. As of December 31, 2004, we had 7.2 million customers as compared to 4.1 million customers as of December 31, 2003 and 2.0 million customers as of December 31, 2002.

Implementing services into new service areas, we have been strengthening our network in the newly acquired areas of Uttar Pradesh (East), Rajasthan and Haryana since August 2003. We also commenced operations in Punjab, Uttar Pradesh (West) and West Bengal towards the end of 2004. As a result, our licenses covered 13 of the 23 license areas in India as of December 31, 2004.

The following table sets out certain market and operating data for our Indian operations as of the dates or for the periods indicated:

Our services in India

	As of or for the year ended December 31,
	2002	2003	2004
Total customers (in millions)(1)	2.01	4.10	7.16
Growth in total customers (%)	77.4	104.2	74.6
Total turnover (in HK$ millions)	2,974	4,497	7,093
Growth in total turnover (%)	37.4	51.2	57.7
Blended ARPU (in INR)(2)	1,024	759	588
Blended MOU (in minutes)(3)	225	321	340
Blended churn (%)(4)	5.0	6.1	7.7

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Service Areas

The diagram below depicts the location of our operations areas in India.

Products and services

Voice continues to be the main revenue generator in India. However, we have also created new revenue opportunities with innovative data services such as:

•	Hutch TV, which allows EDGE phone customers to access video clips of their favorite television programs, as a result of our partnership with 15 TV channels;

•	Railway ticketing, as we became the first mobile communications operator in India to allow customers to use their phones, backed by a unique voice recognition system, to book tickets on Indian Railways;

•	Hutch4business, in which, as a result of our partnership with Microsoft, our corporate customers in India can now access their Microsoft Outlook email, contacts and calendar functions on their mobile phones. Extending this service, customers can also enjoy services such as “Asset Tracking” and “sms@wrk”;

•	MSN Messenger/Hotmail on SMS, which allows our customers to access their Hotmail accounts and MSN Messenger on SMS, for the first time in India. Our web portal “Hutchworld” is also managed in close partnership with MSN, who bring their considerable content and management skills to the site; and

•	Click & Print, which is an exclusive partnership with Kodak, and in association with Nokia, our customers can now print photos captured on their mobile phones.

Ownership

Foreign ownership restrictions in the Indian telecommunications industry set forth in the Indian government’s Industrial Policy and in the telecommunications licenses held by these mobile telecommunications operators, as discussed in further detail in “—Regulation—India—Foreign ownership restrictions,” have to date prohibited us from holding more than 49% of the direct voting equity interests in the operators. Indian shareholders must hold at least 51% of the voting equity interests in these operators. Our investments in India therefore have taken the form of direct minority holdings through our wholly-owned subsidiaries. In addition, we also hold direct and indirect minority interests in Indian companies through which we and the Kotak Mahindra Capital Co. group, or the Kotak Mahindra group, jointly invest in the operators. The Kotak Mahindra group, a leading Indian financial services group, owns the majority of the equity interests in these Indian companies. We cannot independently vote these additional equity interests given the indirect and minority nature of the holdings.

On February 2, 2005, the Indian government issued a press release announcing an increase in foreign ownership limits, subject to certain conditions. As of the date of this annual report, however, there has been no change in the applicable regulations or license conditions to implement the terms set forth in the announcement, as discussed in further detail in “—Regulation—India—Foreign ownership restrictions.”

Consolidation

On November 1, 2004, we received the approval of the Indian government’s Foreign Investment Promotion Board to proceed with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company. On February 1, 2005, we completed the consolidation of the Hutch India operating companies, as a result of which five of the operating companies were consolidated under another operating company, Hutchison Max. Following the completion of the consolidation, we held a 42.3% interest in Hutch India.

The following summary organizational chart shows the equity interests held in Hutch India following the consolidation:

As a result of our minority interest in Usha Martin Telematics Limited, or Usha Martin Telematics, UMT Investments Limited and Telecom Investments India Limited, which are members of the Kotak Mahindra group, we have an additional economic interest in common stock of Hutchison Max of approximately 13.9%, resulting in us holding an aggregate direct and indirect interest of approximately 56%.

An aggregate of a further 0.57% of the existing shares of Hutchison Max is to be transferred to Essar Teleholdings Limited, or Essar, or one of its subsidiaries, by us and the Kotak Mahindra group, in a proportion to be determined between us and the Kotak Mahindra group.

Shareholding arrangements

The directors of Hutchison Max are appointed by the various shareholder groups in accordance with the relevant term sheet agreements. The shareholders of Hutchison Max are identified in the organizational chart shown above. The shareholders have held negotiations regarding the form of a new shareholders agreement for Hutchison Max to replace the separate shareholder agreements that previously were in place. As of the date of this annual report, however, no such agreement has been executed. Following the consolidation, the operating companies that were consolidated under Hutchison Max became direct or indirect wholly-owned subsidiaries of Hutchison Max, with the exception of Hutchison Essar South Limited, which is a 99.8%-owned subsidiary, and therefore the shareholders agreements that were in place with respect to these operating companies are no longer operative. Under our term sheet arrangements with other shareholders, we may appoint a number of directors proportionate to our directly-held equity interests in Hutchison Max, as a result of which, under Hutchison Max’s current board structure of 12 directors, we have appointed five directors. Currently, no single shareholder has a right to appoint a majority of the directors for Hutchison Max. While the other shareholders could, by acting together, appoint and remove the majority of the board of Hutchison Max, we believe we have the ability to exercise strategic influence over its business in a number of ways.

In addition, we and certain of the Indian shareholders each have veto rights over certain material matters relating to the business operations of Hutchison Max. These material matters include approval of the business plan and budget, the decision to consolidate or merge into another company, the entry into contracts with shareholders or their affiliates, liquidation and the entry into contracts above specific monetary thresholds that are outside the scope of the then-approved business plan. We are also involved with the Indian shareholders in the management of Hutchison Max and the other operating companies pursuant to these arrangements.

The shareholder arrangements contain some restrictions on share transfers. For example, in most cases, we have a right of first refusal in the event the Indian shareholders wish to transfer their shares in Hutchison Max to a third party. Another example is that one of the Indian shareholders has a similar right of first refusal in the event we wish to transfer our shares to certain specified third parties. Our rights to acquire additional shares from the Indian shareholders are subject in each case to the foreign ownership restrictions described in “—Regulation—India—Foreign ownership restrictions.” Furthermore, in the event we sell our shares in Hutchison Max to a third party to below a specified level, some of the Indian shareholders may require us to procure the purchase of their shares by such third party on the same terms.

The shareholders’ arrangements pertaining to the Indian entities through which we hold indirect and minority interests in Hutchison Max also gives us director appointment, veto and other rights proportionate to our interest in such entities.

We also hold call options, both directly and indirectly, which, if exercised, would entitle us or a third-party nominee to additional equity interests in the Indian entities through which we hold indirect interests in Hutchison Max, in each case subject to the foreign ownership restrictions described in “—Regulation—India—Foreign ownership restrictions.” Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require us or a third-party nominee to purchase additional equity interests in the Indian entities through which we hold indirect interests in Hutchison Max. Where our group already owns a direct 49% equity interest in these entities and the restrictions on foreign ownership apply, an exercise by us of the call options and an exercise by the Indian shareholders of the put options would need to be effected by a third-party nominee that is Indian acquiring the interests that are subject to the options. The call and put options may be exercised at any time. The purchase price is fair market value at the time of exercise of the option, as determined by agreement of the parties or, failing such agreement, by an affiliate of Goldman Sachs located outside of India.

We also hold almost 100% of the non-convertible preference shares issued by one of the Indian entities through which we hold a portion of our indirect equity interest in Hutchison Max. The preference shares entitle us to receive nominal dividend payments and a redemption premium that accrues at a rate that provides a 13% yield. While dividends are paid, the preference shares do not have any voting rights. However, the preference shares give us an additional economic interest in these operators. As of April 23, 2005, the last premium accrual date, the aggregate redemption value of the preference shares was approximately INR13,238 million (HK$2,352 million).

In connection with its initial investment in one of the Hutch India mobile telecommunications operators, a member of the Hutchison Whampoa group had agreed to provide support for a third-party loan to Essar, which at the time was an Indian shareholder in that operator. This loan and a subsequent loan in the aggregate principal amount of approximately INR10,913 million (HK$1,939 million or US$249 million), as of December 31, 2004, were secured by a stand-by letter of credit from a third party and part of Essar’s equity interest in Hutchison Max. The stand-by letter of credit was guaranteed by a member of the Hutchison Whampoa group in the aggregate amount of approximately US$260 million as of December 31, 2004. As part of the restructuring that was completed in September 2004, the Hutchison Whampoa group’s obligations with respect to the provision of credit support were passed through to us.

As the initial public offering of the Indian holding company referred to in “—Initial public offering of Hutchison Max” below had not occurred as of April 30, 2005, and as the third-party loan to Essar described above had not been repaid by April 30, 2005, then subject to the satisfaction of certain conditions (which have not been satisfied as of the date of this annual report), we will have the right to acquire from Essar, in exchange for repayment of the loan by us on behalf of Essar, a number of shares of Hutchison Max equal in value to the outstanding amount of the loan. Conversely, and subject to the same conditions (which have not been satisfied), Essar will have the right to sell to us, in exchange for repayment of the loan by us on behalf of Essar, a number of shares of Hutchison Max equal in value to the outstanding amount of the loan.

Essar has an option to acquire from Usha Martin Telematics an additional 3.42% of the equity of Hutchison Max. Usha Martin Telematics has a similar option to purchase from Essar an additional 1.73% of Hutchison Max. These options are exercisable on or before the initial public offering of the Indian holding company or June 30, 2005, whichever is the earlier.

Initial public offering of Hutchison Max

Pursuant to a consolidation agreement dated July 5, 2003 among HTI (1993) Holdings Limited, or HTI Holdings, Usha Martin Telematics and Essar, the parties agreed on their intention to effect an initial public offering of shares in the Indian holding company, now Hutchison Max, subject to commercial factors and prevailing market conditions, on or before December 31, 2004. Such initial public offering contemplates a listing of Hutchison Max on one or more stock exchanges in India and/or overseas. Under the consolidation agreement, HTI Holdings also agreed that, if the initial public offering of shares of the Indian holding company did not take place by December 31, 2004, it would provide all reasonable assistance to Essar to enable Essar to sell, by initial public offering or in some other way, Essar’s interest in the Indian holding company. The rights and obligations of HTI Holdings under the consolidation agreement were passed through to us as part of the restructuring that was completed in September 2004. In December 2004, the trigger date for this obligation was extended to June 30, 2005, as the initial public offering of the Indian holding company had not occurred. For the reasons discussed below, we consider that the initial public offering is unlikely to occur on or before June 30, 2005.

At the time we entered into the consolidation agreement described above, as well as at the time we listed our shares on the Hong Kong Stock Exchange, it was our intention to proceed with an initial public offering of the Indian holding company should a consolidation of our six Indian mobile telecommunications operators occur, subject to commercial factors and prevailing market conditions. On February 1, 2005, we completed the consolidation of our Indian mobile telecommunications operators under Hutchison Max. On February 2, 2005, the Indian government announced that new rules governing foreign ownership in mobile telecommunications operators in India would be introduced, but details of such rules have not been published as of the date of this annual report. As any plan to proceed with the initial public of offering of the Indian holding company, which is now Hutchison Max, may only be formalized with reference to these new foreign ownership rules and in compliance with all applicable regulatory and legal requirements, Hutchison Max is therefore not in position to recommend a timetable for its application for listing, and accordingly we consider the completion of the initial public offering on or before June 30, 2005 to be unlikely.

An initial public offering of Hutchison Max would constitute a spin-off for us under the listing rules of the Hong Kong Stock Exchange and will be subject to compliance by us with all requirements under the listing rules that may be applicable at the relevant time, including, without limitation, Practice Note 15 under the listing rules, unless otherwise agreed or waived by the Hong Kong Stock Exchange. Practice Note 15 currently contains a principle to the effect that the Hong Kong Stock Exchange would not normally consider a spin-off application within three years of the date of the listing of the parent in recognition of the fact that the listing of the parent will have been approved on the basis of the parent’s portfolio of businesses at the time of listing and that the expectation of investors at that time would have been that the parent would continue to develop these businesses. Prior to the listing of our shares on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted us a waiver from the strict compliance with this three-year principle on certain conditions, including effecting the listing of an Indian holding company by June 30, 2005.

For so long as the current restrictions under the listing rules of the Hong Kong Stock Exchange continue to apply, we will be required to obtain a further waiver from the Hong Kong Stock Exchange from strict compliance with the current three-year principle if we seek to conduct an initial public offering of Hutchison Max within the three-year period following the listing of our shares on the Hong Kong Stock Exchange. As Practice Note 15 does not contain an absolute prohibition on spin-offs within three years of the date of the listing of our shares, the Hong Kong Stock Exchange has indicated that it would be willing to consider an application for a further waiver on its merits and on the basis of the information then available. Such an application will be made at a time and in circumstances that we consider appropriate. Any spin-off of Hutchison Max is subject to the final decision of our board of directors and the board of directors of Hutchison Max and compliance with all applicable regulatory and legal requirements. We cannot assure you that the Hong Kong Stock Exchange will grant us a waiver from the three-year requirement or that we will be able to successfully list the shares of Hutchison Max during this three-year period or at any time afterwards.

Consolidation into financial accounts

Hutch India is consolidated into our consolidated financial statements included in this annual report, notwithstanding the fact that we do not own a majority of the voting equity interests in Hutchison Max or the other mobile telecommunications operators in India. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our consolidated financial statements are prepared, in accordance with the Statement of Standard Accounting Practice 32, “Consolidated Financial Statements And Accounting For Investments In Subsidiaries.” We take the majority of the economic risks and are entitled to the majority of the rewards from these subsidiaries, on a long-term basis, after taking into consideration the following factors:

•	our direct and indirect economic shareholdings result in us holding more than 50% of the economic interest in the Indian operations;

•	non-voting preference shares with redemption premium features provide us with additional economic rewards;

•	our sole counter-indemnity to the Hutchison Whampoa group for the guarantees it has solely provided to our non-wholly owned Indian operating businesses, with the guarantees being disproportionate to our economic interest in these businesses;

•	our commitments to provide financial support for third-party loans to one of the shareholders of Hutch India; and

•	our rights under the shareholders’ arrangements described above, including our rights with respect to director appointments, veto and other rights over the approval of business plans and budgets and other material matters relating to the business operations in Hutch India, and the call and put options, both direct and indirect, which if exercised, would entitle us or a third-party nominee, in each case subject to foreign ownership restrictions, to additional equity interests in the Indian entities through which we hold indirect interests in Hutch India.

The Hutch India mobile telecommunications operators are consolidated and treated as subsidiaries under US GAAP on the basis of our determination under applicable accounting guidelines that the entities are variable interest entities and we have been the primary beneficiary of these operators from the date of their acquisition or incorporation. For further information, see note 37 to our consolidated financial statements.

India mobile telecommunications market

The Indian mobile telecommunications industry has experienced high growth in recent years. According to COAI, the total number of GSM mobile telecommunications subscribers in India has increased from approximately 5.3 million as of December 31, 2001 to 37.4 million as of December 31, 2004. Approximately 19 million people became new mobile customers in India in 2004, providing strong growth potential for us. As of December 31, 2004, our operations in 13 service areas collectively covered approximately 56% of India’s population and approximately 72% of India’s total mobile customers.

		Current service areas
	India	Hutch India	% of all India
Number of service areas	23	13	57
Size of service areas (in square kilometers, in thousands)(1)	3,166	1,441	46
Population in service areas (in millions)(2)	1,027	572	56

(1)	Area estimates are from National Census, 1991.
(2)	Population estimates for all the service areas other than the metropolitan areas are from the National Census, 2001.

Competition

There is substantial competition in the Indian mobile telecommunications industry based principally on the price and range of value-added services, depth of sales and distribution network, brand awareness, network coverage and service quality. Although we only offer GSM services in India, we compete with all other GSM and CDMA operators in our service areas. Based on monthly customer numbers published by the AUSPI and market share data published by the COAI, Reliance Infocomm Limited, or Reliance Infocomm, a CDMA and GSM operator, is the largest nationwide mobile telecommunications operator as of December 31, 2004. Other private competitors include Bharti Televentures Limited, or Bharti Televentures, the largest nationwide GSM mobile telecommunications operator in India based on monthly share data published by the COAI, Tata Teleservices Limited, or Tata Teleservices, a quasi-national CDMA mobile telecommunications operator, and the government-controlled GSM mobile telecommunications operator Bharat Sanchar Nigam Limited, or BSNL, which offers GSM services everywhere in India except Mumbai and Delhi. In Mumbai and Delhi, Mahagana Telephone Nigam Limited, or MTNL, is the government-controlled telecommunications operator.

As a result of historically low customer acquisition costs and a historical lack of handset subsidies, India also has a higher churn rate than other mobile telecommunications services markets. Our ability to compete successfully in India going forward depends on, among other things, our ability to anticipate and respond to competitive factors affecting the Indian mobile telecommunications industry. The market has experienced repeated price drops in the last three years, which came about due to changing regulatory dynamics and the launch of new services by Reliance Infocomm, BSNL, Tata Teleservices and Bharti Televentures. We expect that tariffs in India will continue to decline and customers will have a greater choice of mobile telecommunications operators throughout India.

Spectrum and mobile telecommunications networks

All of our mobile telecommunications networks in India operate in either the 900 or 1800 MHz spectrum band using GSM technology. We operate 13 GSM networks. We have been allocated between 6.2 MHz to 10 MHz of spectrum depending on the number of customers in the relevant service area. We are entitled to have as much as 15 MHz per service area, which we believe is adequate to meet our capacity requirements in India for the next few years.

We build our own fiber/microwave synchronous digital hierarchy network in India where commercially viable. In most other areas in India, we have either leased or purchased capacity from telecommunications infrastructure providers. In order to reduce capital and network operating costs, approximately 27% of our total cell sites in India are shared with competitors.

Israel

Overview

We conduct our business and operations in Israel through Partner. As of April 20, 2005, following the completion of a buyback by Partner of its shares from certain of its shareholders, we held approximately 52.2% of the issued share capital of Partner through wholly-owned subsidiaries. Partner’s shares are quoted on the Tel Aviv Stock Exchange and its American Depositary Shares are quoted on The Nasdaq National Market, or Nasdaq, and on the London Stock Exchange.

Prior to April 20, 2005, we held approximately 42.9% of Partner. On April 20, 2005, Partner completed the purchase and cancellation of 33,317,933 of its shares from certain of its shareholders, resulting in an increase of our shareholding to 52.2%. See “—Ownership” for a further description of the share buyback.

Partner has expanded rapidly, and as of December 31, 2004, it had approximately 2.3 million customers, an 11.3% increase over the previous year. Its contribution to our operating profits increased to HK$755 million, representing growth of 26.9%.

In a market with an overall mobile telecommunications penetration of over 100%, Partner is seeking to differentiate itself from the competition not only through the quality of its network and its focused customer services, but also as a leader in technology. Partner’s customer services have won the prestigious Israel Management Institute award for best services in the telecommunications market in the past three consecutive years. Partner markets its services by capitalizing on the strong international Orange brand and the experience of its affiliates, primarily Hutchison Whampoa.

The following table sets out certain market and operating data for Partner’s 2G services as of the dates or for the periods indicated:

Partner’s 2G services in Israel

	As of or for the year ended December 31,
	2002	2003	2004
Total customers (in millions)(1)	1.84	2.10	2.34
Growth in total customers (%)	26.0	14.5	11.3
Blended ARPU (in NIS)(2)(3)	183	171	170
Blended MOU (in minutes)(4)	280	277	286
Blended Churn (%)(5)	10.9	13.6	12.0

(1)	Total customers represent postpaid, prepaid and business customers at end of reporting period.
(2)	Partner’s results are presented in New Israeli Shekels, or NIS, in its consolidated financial statements which are prepared under US GAAP.
(3)	The ARPU is calculated by (i) dividing, for each month in the relevant year, revenue during the month, excluding revenue from equipment sales and including revenue from foreign GSM network operators for calls made by their roaming customers while in Israel using Partner’s network, by the average number of Partner customers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.
(4)	The MOU is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of postpaid/prepaid customers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(5)	Churn is the total number of customers who disconnect from Partner’s network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of Partner’s customers at the beginning and end of such period. The churn rate includes subscribers who have not generated revenue for Partner for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to customers switching to a competing mobile telephone network or terminating their use of Partner’s services. From July 2002, Partner refined its criteria for reporting active customers. As a result, Partner has included within churn for this period those customers who generated minute revenues only from incoming calls directed to their voice mail.

Prior to April 20, 2005, we accounted for the results of operations of Partner under the equity method of accounting. Following the completion of the share buyback by Partner on April 20, 2005, our interest in Partner increased above 50%. As a result, we will consolidate Partner’s results commencing with the beginning of the second quarter of 2005. See “Operating and Financial Review and Prospects—Basis of Preparation of Financial Statements.”

Products and services

During 2004, Partner launched 3G services and also became the only company in Israel to offer nationwide UMTS network and person-to-person video call services. Partner’s 3G services include:

•	an advanced portal through which 3G customers can enjoy television clips, daily news, sports highlights, financial market updates, games and entertainment among others;

•	secure access to personal information at work from anywhere in the world; and

•	a visual voicemail service allowing customers to see and manage their messages without having to call their voicemail.

Ownership

Prior to April 20, 2005, we held approximately 42.9% of the issued share capital of Partner, making us the largest shareholder in Partner. On April 20, 2005, Partner completed a buyback of its shares from Elbit Ltd., or Elbit, Polar Communications Ltd., or Polar, Eurocom Communications Ltd., or Eurocom, and Matav Investments Ltd., or Matav Investments. A total of 33,317,933 shares were purchased at a price of NIS32.2216 (HK$58.3210 per share). As a result of the buyback and subsequent cancellation of the purchased shares, our interest in Partner increased to 52.2% of the issued and outstanding share capital of Partner.

On April 14, 2005, amendments to Partner’s telecommunications license became effective which required that Partner’s founding shareholders hold, in the aggregate, at least 26% of its outstanding shares. The amendments also reduced from 20% to 5% the required minimum holdings of Partner’s shares by Israeli citizens and residents. Under the terms of a restated relationship agreement that we entered into on April 20, 2005 with Elbit, Polar, Eurocom, Matav Investments, Matav Cable Systems Media Ltd., or Matav Cable, and Tapuz Cellular Systems Ltd., or Tapuz, we have agreed to hold such number of shares of Partner as will be required to comply with the minimum founding shareholder percentage of 26% required under Partner’s license, less the 5% required to be held by Partner’s Israeli citizens and residents, which the Israeli shareholders that are party to the relationship agreement have agreed to hold.

Prior to April 14, 2005, 54,733,017 of our shares of Partner were subject to share pledges granted in favor of lenders to Partner under the terms of a loan facility provided to Partner pursuant to a facility agreement amended and restated on December 31, 2002. On April 14, 2005, the loan facility was terminated and our share pledges were released.

Following the completion of the share buyback, Partner’s board of directors was reduced from 17 directors to 13 directors. Under the restated relationship agreement, the Israeli shareholders who are party to the agreement are entitled to appoint 10% of the directors on Partner’s board of directors, which, based on the current number of directors, entitles the Israeli shareholders to appoint one director. In addition, to the extent required by applicable law or Partner’s license, we are obligated to vote our shares in each general meeting of Partner at which directors are elected to ensure that a majority of the directors of Partner are Israeli citizens or residents. Except for these requirements, obligations of the parties to vote for each other’s directorship nominations were eliminated. Provisions specifying shareholders’ rights to nominate the members of Partner’s executive committee, the chairman of Partner’s board of directors and Partner’s chief financial officer, and provisions restricting transfers of shares, were also eliminated. If a party to the relationship agreement commits certain events of default described in the agreement, it may be required to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the relationship agreement which has a material adverse effect on Partner, and in the case of such breach, the purchase price at which the shares are to be sold will be market value less a 17.5% discount.

Mobile telecommunications industry in Israel

Mobile telecommunications services were first introduced in Israel in 1986. Initially, there was a single mobile telecommunications operator, Pelephone Communications Limited, or Pelephone (a wholly-owned subsidiary of Israeli Telecommunications Company Limited, or Bezeq), offering an analog service. It was not until the launch of the second mobile telecommunications operator, Cellcom Israel Limited, or Cellcom, at the end of 1994, that growth in mobile telecommunications usage in Israel increased significantly. Within two years, mobile telecommunications subscriber numbers increased by more than seven times.

Since the end of 1996, there has been continued strong growth in the Israeli mobile telecommunications services market. Market data from industry sources indicates that the total market size was approximately 7.2 million subscribers as of December 31, 2004, representing approximately 105% of Israel’s population.

Competition

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS Communications Limited. In addition, Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the name Jawwal in the areas of the West Bank and Gaza Strip administered by the Palestinian Authority, as well as a fixed-line network. Paltel’s GSM network competes with Partner’s network in some border coverage overlap areas. Partner is the second largest mobile telecommunications operator in Israel. Israel’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. Partner, Cellcom and Pelephone have each been awarded a 3G license, and Cellcom launched services using EDGE technology in the first half of 2004.

Spectrum and mobile telecommunications networks

As of December 31, 2004, Partner’s network covered approximately 97% of the Israeli population.

Spectrum availability is limited in Israel and is allocated by the Israeli Ministry of Communications through a licensing process. Pursuant to the terms of its license and subsequent allocations, Partner was allocated 2 x 10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz is shared with Paltel in the West Bank and the Gaza Strip. Partner also has an agreement to use an additional 2 x 2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Israeli Ministry of Communications, Partner is permitted to use this additional spectrum in Israel so long as it does not cause interference in areas where Paltel operates.

In December 2001, the Israeli Ministry of Communications awarded Partner two bands of spectrum: one band comprising 10 MHz of paired GSM 1800 spectrum and one band comprising 10 MHz of paired and of 5 MHz unpaired UMTS third-generation spectrum. During 2002, Partner started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of its GSM 900 network, and to further improve the quality of its GSM 900 network. In 2004, Partner launched 3G services.

Thailand

Overview

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT Wireless MultiMedia Limited, or Hutchison CAT, and BFKT (Thailand) Limited, or BFKT, which both exercise contractual rights that have been negotiated with CAT Telecom Public Company Limited (the successor to the telecommunications business operations of the former Communications Authority of Thailand), or CAT Telecom. CAT Telecom has the right to operate a CDMA2000 1X network. Hutchison CAT is a corporation with two principal shareholders, Hutchison Wireless MultiMedia Holdings Limited, or Hutchison Wireless, and CAT Telecom.

In 2003, CAT Telecom was established to operate the telecommunications business of the former Communications Authority of Thailand, a regulatory agency responsible for regulating international and mobile telecommunications services. CAT Telecom has the right to provide mobile telecommunications services under the Cellular Digital AMPS 800 Band A System throughout Thailand.

Hutchison CAT has a contract with CAT Telecom to provide exclusive marketing services for CAT Telecom in central Thailand, an area that covers 25 of Thailand’s 76 provinces, including the capital city of Bangkok, and has a population of 22 million people, representing 35% of Thailand’s population. Our marketing area accounts for 71% of Thailand’s GDP. CAT Telecom is the only mobile telecommunications operator in Thailand utilizing CDMA2000 1X technology. Accordingly, we believe that we are the only company in Thailand that currently markets high speed wireless multimedia services to customers.

Under our marketing contract with CAT Telecom, we are responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sale services and other supplementary services relating to such sales and marketing activities. The current contract is effective through 2015. We receive a percentage of the access fees, monthly service fees and sign-on fees paid by the customers.

We began operations in Thailand in February 2003. As of December 31, 2004, the Hutch brand service had approximately 615,000 customers.

Hutchison CAT’s provision of marketing services to CAT Telecom, and BFKT’s leasing of telecommunications equipment to CAT Telecom, are both activities that are distinct from those carried out by the network operator, CAT Telecom, which is the sole party with the right to operate the CDMA2000 1X network. See “—Regulation—Thailand.”

The following table sets out certain market and operating data for the Hutch brand CDMA2000 1X services as of the dates or for the periods indicated:

Hutch brand CDMA2000 1X services in Thailand

	As of or for the year ended December 31,
	2002	2003	2004
Total customers (in millions)(1)	—	0.22	0.62
Growth in total customers (%)	—	—	174.6
Total turnover (in HK$ millions)	34	355	1,219
Growth in total turnover (%)	—	944.1	243.4
Blended ARPU (in THB)(2)	—	1,076	1,001
Blended MOU (in minutes)(3)	—	168	406
Blended Churn (%)(4)	—	2.9	7.8

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Since commencing operations in Thailand in February 2003, we have experienced start-up operational and control difficulties in growing our business. Remedial action taken by our management resulted in significant provisions being made for bad debts and capitalized customer acquisition costs for involuntarily churned customers. As of December 31, 2004, the bad debt provision of Hutchison CAT totalled HK$263 million (US$34 million). The total number of customers as of December 31, 2004 is calculated after deducting those of CAT Telecom’s customers using the Hutch brand service for whom bad debt provision has been made. Looking forward, we believe that we are successfully addressing these difficulties with the implementation of new controls and other measures and are confident in our overall strategy and the future development and operation of the business.

Products and services

In addition to traditional voice and text messaging services, we provide services and applications that are designed to take full advantage of the CDMA2000 1X network, such as:

•	NAVI, an advanced and easy to use A-GPS based navigation system unique to our customers with five services: Where am I, Where are you, CarNAVI, NearestPlace and MapSearch. The services enjoyed a significant take-up rate. Corporate customers can also use Business NAVI, our web-based solution, providing multiple options for tracking the locations of several users at the same time;

•	BREW (Binary Runtime Environment for Wireless) applications, which have been promoted by us and Qualcom to make it possible for users to customize their mobile phones with just the applications they need and want. Users can choose from a wide range of entertainment applications, select payment options and download these applications on their mobile handsets;

•	Wireless Broadband Services, in which we launched CDMA wireless broadband devices, AirCard and Hutch Ice PDA Phones to capture escalating demand for wireless internet applications in Thailand by allowing internet users to access information at very high speeds at competitive rates.

Ownership

Hutchison CAT

Through our 49% interest in Hutchison Wireless, which holds 73.9% of the voting equity in Hutchison CAT, we have a 36.2% economic interest in Hutchison CAT. GMRP (Thailand) Limited, or GMRP, a company owned by two Thai entrepreneurs, beneficially holds 41% of the equity interests in Hutchison Wireless, and three other Thai shareholders together beneficially hold the remaining 10%. We hold our equity interests in Hutchison Wireless in the form of Class A shares, entitling us to one vote per share, while GMRP holds its equity interests in Hutchison Wireless principally in the form of Class B shares, which entitle it to one vote per 20 shares. This gives us voting control over Hutchison CAT on matters that do not require special shareholder resolutions under the shareholders’ agreement or the articles of association of Hutchison CAT, because we own approximately 80% of the voting equity of Hutchison Wireless, which holds 73.92% of the voting equity interests in Hutchison CAT.

In addition, we exercise governing power over the business operations of Hutchison CAT through our shareholders’ agreements with the Thai shareholders of Hutchison Wireless. For example, we are entitled to nominate four of the five directors of Hutchison Wireless, and Hutchison Wireless is entitled to nominate six of the nine directors of Hutchison CAT, including the chairman of the board and the managing director. The shareholders’ agreement also confers upon us a right of first refusal with respect to shares held by the group of Thai shareholders beneficially holding 10% of the equity interests in Hutchison Wireless. We also have the right to purchase, or cause to be purchased, their shares in Hutchison Wireless upon certain events of default by those Thai shareholders, subject to applicable foreign ownership restrictions.

Furthermore, under the shareholders’ agreement with Hutchison Wireless, we have a call option which, if exercised, would allow us to purchase, or nominate a third party to purchase, all or a portion of the equity ownership held by GMRP in Hutchison Wireless, subject to applicable foreign ownership restrictions. Conversely, GMRP has a put option which, if exercised, would allow it to require us to purchase all or a portion of its equity interest in Hutchison Wireless, subject to the same foreign ownership restrictions. The option exercise price would be the historical cost of acquisition by GMRP of its shares in Hutchison Wireless.

CAT Telecom holds 26% of the voting equity in Hutchison CAT. The shareholders’ agreement with respect to Hutchison CAT contains restrictions on share transfers by the shareholders. Among other provisions, Hutchison Wireless and CAT Telecom each have a right of first refusal in the event the other party wishes to transfer its shares in Hutchison CAT to a third party. Transfers of shares in Hutchison CAT by Hutchison Wireless, other than pursuant to the right of first refusal or to certain subsidiaries and affiliates, are subject to the prior written consent of CAT Telecom.

Pursuant to the terms of the shareholders’ agreements with respect to Hutchison CAT and Hutchison Wireless, CAT Telecom has an option to swap CAT Telecom’s shares in Hutchison CAT with shares of Hutchison Wireless or BFKT. If the option is exercised, then our investment in BFKT or Hutchison Wireless will be diluted, but there will be a corresponding increase in our investment in Hutchison CAT. CAT Telecom may exercise the swap option at any time. The shareholders’ agreement provides that the swap will be for shares of equivalent value, but does not specify other details, which would be determined by the parties if and when the option is exercised. To date, CAT Telecom has not exercised this option.

Under the shareholders’ agreement with respect to Hutchison CAT, Hutchison Wireless is responsible for securing financing to meet the operational requirements of Hutchison CAT. Previously, such financing was generally obtained in the form of third-party loans that were guaranteed by Hutchison Whampoa. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a further discussion of these guarantees. We are required under another shareholders’ agreement to provide funding for all operating expenses and capital expenditures of Hutchison Wireless, directly through shareholder loans, guarantees and subscription to capital calls, and indirectly by providing financing to the Thai shareholders in order to enable them to meet their funding obligations and maintain their current share ownership level.

BFKT

Our other significant interest in Thailand is BFKT, a telecommunications network leasing company in which we hold a 49% economic interest and generally have voting control. Our interest in BFKT is held through our 49% interest in PKNS (Thailand) Limited, or PKNS, a holding company that owns almost 100% of the voting equity interests in BFKT. The other 51% interest in PKNS is held by DPBB (Thailand) Limited, or DPBB. We hold our equity interests in PKNS in the form of Class A shares, entitling us to one vote per share, while DPBB holds its equity interests in the form of Class B shares, entitling it to one vote per 20 shares. As a result, we have voting control of BFKT, since we own approximately 95% of the voting equity of PKNS, which holds almost 100% of the voting equity interests in BFKT. Through our voting control and agreements with DPBB, we exercise significant influence over the business operations of BFKT.

Under the shareholders’ agreement with respect to BFKT, we have a call/put option arrangement with DPBB that is substantially similar to the call/put option arrangement we have in place with GMRP with respect to Hutchison CAT.

Consolidation into financial accounts

In accordance with the foreign ownership restrictions set forth in applicable Thai laws and regulations, Thai shareholders own a majority of the equity interests in Hutchison CAT and BFKT. Notwithstanding the fact that we do not directly hold a majority of the equity ownership interests in Hutchison CAT or BFKT, we are nonetheless able to consolidate these businesses into our consolidated financial statements included in this annual report. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our consolidated financial statements are prepared, because we have governing power over the business operations by virtue of our voting control and agreement with the Thai shareholders. We can exercise approximately 80% of the voting rights of Hutchison Wireless which holds 73.9% of the equity shares in Hutchison CAT, and approximately 95% of the voting rights in PKNS which can exercise almost 100% of the voting rights in BFKT, as detailed above. For accounting consolidation purposes, the losses applicable to the minority interests in the Thailand businesses to the extent that they exceed the minority interests’ share of the Thai entities’ common equity are charged against our profit and loss account. For further information, see note 3C to our consolidated financial statements. These Thailand businesses are also consolidated under US GAAP for the same reasons as they are consolidated under Hong Kong GAAP.

Mobile telecommunications industry in Thailand

Although the Thai mobile telecommunications market saw a 120% increase in customers from 2001 to 2002, growth slowed to approximately 26% in 2003 and 22% in 2004. The penetration rate for mobile telecommunications services in Thailand is approximately 42%, based on the number of activated subscriptions.

In Thailand, a significant majority of mobile telecommunications customers are prepaid customers. We began marketing prepaid subscriptions in Thailand in late March 2004. Prior to March 2004, we marketed only postpaid subscriptions. As of December 31, 2004, we estimate that the Hutch brand service, as the most recent mobile service introduced into the market, was ranked fourth in terms of the number of postpaid subscriptions in Thailand with approximately 362,000 postpaid customers.

Competition

The Hutch brand service is a relatively new entrant to the Thai mobile telecommunications market and was the second smallest mobile telecommunications service in Thailand as of December 31, 2004. As the newest entrant in the Thai mobile telecommunications industry, the Hutch brand service faces significant competition from more established brands with an existing large customer base. The Hutch brand service competes with three other major mobile telecommunications operators: Advanced Info Services, Total Access Communications and TA Orange Company Limited, all of which had significantly larger market shares than ours.

Mobile telecommunications network equipment leasing

BFKT has a contract to lease mobile telecommunications equipment and accessories comprised of switching subsystems, base stations subsystems, networking subsystems, ancillary equipment for switching systems and network systems, test devices and radio system analysis equipment to CAT Telecom. We also provide all of the technical personnel who maintain and manage such equipment and facilities. Under the contract, CAT Telecom engages us to install, repair, maintain and manage the equipment and accessories that we lease to CAT Telecom. We own the equipment that we lease to CAT Telecom pursuant to approvals granted by the Post and Telegraph Department, but not the land on which the sites are located. The current lease is effective through 2015.

Other countries

Overview

We have majority interests and management control over mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. Following a determination that Paraguay was not a market in which we had ambitions for growth, we entered into a conditional agreement to sell all of our interest in our operations in Paraguay. We expect the sale to be completed in the third quarter of 2005. We are building a mobile telecommunications network in Vietnam and intend to commence services in 2005. Our operations in Vietnam are structured through a business cooperation contract with a Vietnamese partner. Our mobile telecommunications operating companies in these countries are focusing on developing customer growth in a manner appropriate to the circumstances of each country.

We expect to continue to expand and diversify our business by pursuing selected business opportunities in growth markets.

The following table sets out certain operating data for our services in Sri Lanka, Paraguay and Ghana as of the dates or for the periods indicated:

Our services in Sri Lanka, Paraguay and Ghana

	As of or for the years ended December 31,
	2002	2003	2004
Total customers (in millions)(1)	0.09	0.14	0.24
Growth in total customers (%)	8.7	58.4	75.1
Total turnover (in HK$ millions)	56	139	233
Growth in total turnover (%)	3.7	148.2	67.6
Blended ARPU (in HK$)(2)	80	94	89
Blended MOU (in minutes)(3)	94	138	180
Blended churn (%)(4)	4.7	1.5	2.8

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Sri Lanka

In August 1997, we acquired a 100% interest in Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.), or Lanka, which holds one of the four nationwide mobile telecommunications licenses in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo and providing mobile handsets to customers who needed affordable mobile telecommunications services in the Colombo area. Recognizing the telecommunications needs of the broader unserved rural population, we subsequently launched GSM services in 2000 under the brand Rankatha, which means “golden talk,” throughout the interior and southwest regions of the country. As of December 31, 2004, we had approximately 127,000 customers using GSM technology.

We launched standard GSM services in the Colombo area in May 2004 under the Hutch brand. The analog network around Colombo was shut down on July 1, 2004. We are also planning to launch GSM services in the northeast region over the next twelve months thereby completing our nationwide GSM roll-out plan.

By focusing on prepaid customers, we increased our customer base in 2004 by 111% over 2003. Turnover grew by more than 24%, which enabled us to streamline our internal operations and reduce operating expenses.

Paraguay

In mid-2000, we acquired 100% of the equity (in which we hold a 95% beneficial interest) of Hutchison Telecommunications Paraguay S.A. (formerly known as Comunicaciones Personales S.A.), or Hutchison Paraguay. We operate a nationwide GSM network which covers all the major cities and towns in Paraguay. Our customer base is mainly drawn from the high and medium socio-economic segments of the Paraguayan population.

Through our control of the board of directors of Hutchison Paraguay and our majority voting rights as a shareholder, we control the business operations of Hutchison Paraguay. We have an obligation to meet all funding requirements of Hutchison Paraguay.

In 2004, we increased our customer base in Paraguay by 92%, and our revenues increased by over 95%. During the year, we launched a prepaid option for our customers, expanded our points of sale locations from 40 to over 1,100, added value-added services for customers and promoted new services on Paraguay’s first nationwide GSM network.

In May 2005, we entered into a conditional agreement with a subsidiary of América Móvil, S.A. to sell all of our interest in our operations in Paraguay. The sale is subject to regulatory approvals and other conditions. We expect the sale to be completed in the third quarter of 2005.

Ghana

In 1998, we acquired our interest in Kasapa Telecom Limited (formerly known as Celltel Limited), or Kasapa. Kasapa had been providing mobile telecommunications services in the capital Accra and the adjacent port city of Tema, using a small AMPS analog switch and three cell sites. In 2004, we launched mobile telecommunications services in Kumasi, the capital of the Ashanti region and the second largest city in Ghana.

We operate a prepaid system and began offering voucher cards for sale in March 2003. In addition to these traditional voucher cards, we introduced electronic prepaid vouchers (printed for each customer) at point of sale terminals during 2004. The new lower denominations and their wider availability have improved affordability and provided greater customer convenience.

During 2004, our customer base increased by 2.6% and turnover increased by 87%.

In January 2005, our equity and voting interest in Kasapa increased from 80% to 100%. Kasapa also received a 15-year replacement license effective 2 December 2004 authorizing the provision of mobile cellular service on its present 800 MHz spectrum. Kasapa proposes to offer CDMA service under this new license.

Vietnam

On February 18, 2005, we received from the Ministry of Planning and Investment of Vietnam an investment license approving a business cooperation contract that Hutchison Telecommunications (Vietnam) S.à r.l., or Hutchison Vietnam, our indirect wholly owned subsidiary, had entered into on July 12, 2004 with Hanoi Telecommunications Joint Stock Company, or Hanoi Telecommunications. We intend to commence services in Vietnam in 2005.

Under the terms of the business cooperation contract, we are to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam and provide services over such network for a term of 15 years. Hutchison Vietnam will contribute capital and management resources towards the deployment and operation of the network. The network itself will be deployed and operated pursuant to a license and frequency allocation secured by Hanoi Telecommunications.

Under the business cooperation contract, we and Hanoi Telecommunications will share on an equal basis the free cash flow determined as cumulative profits before tax (determined according to a pre-agreed formulation) after the repayment of the funding paid or committed by Hutchison Vietnam for the development of the network and the business. Under the terms of the business cooperation contract, the parties expect the capital expenditure and working capital over the 15-year term of the business cooperation contract to be approximately US$655 million (approximately HK$5,109 million). Peak funding from Hutchison Vietnam is expected to be approximately US$250 million, which will be financed from our internally generated funds and external borrowings.

Additional Countries

Indonesia

On March 9, 2005, we entered into a conditional agreement with PT Asia Mobile, Asia Telecommunications Technology Ltd and Young Crown Mobile Ltd, which are affiliates of the Charoen Pokphand Group Indonesia, for the acquisition of a 60% equity interest of PT Cyber Access Communications, or Cyber Access Communications, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia. The consideration, before any adjustment, is US$120 million (HK$936 million). The Charoen Pokphand Group Indonesia will retain a 40% equity interest in Cyber Access Communications.

The completion of the acquisition is subject to various conditions, including Indonesian regulatory approvals, which have not been satisfied as of the date of this annual report. If the acquisition is successfully completed, Cyber Access Communications’ shareholders will agree to provide funding to Cyber Access Communications pro rata to their respective equity interests with an initial committed amount of US$300 million (approximately HK$2,340 million).

Argentina

Hutchison Whampoa has interests in a mobile telecommunications operator in Argentina that is limited to the greater Buenos Aires area. In the wake of the Argentine economic collapse in 2002, and given the current differences in the business strategies of the Argentine operations and our company, which are the primary reasons for Hutchison Whampoa’s decision to exclude the Argentine operations from our company, Hutchison Whampoa is evaluating its options in Argentina. If the Argentine operations had been included, the contribution to our consolidated revenue and net assets value of our group would have been insignificant, representing less than 1% and 2%, respectively. However, we have been granted an option to acquire the Argentine operations during the period following the initial option period of three years when, subject to Hutchison Whampoa holding more than 30% of our issued share capital, the option is exercisable at the price offered by the third party, or its cash equivalent. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Option to purchase Hutchison Argentina.”

Intellectual property

We have entered into a framework intellectual property rights licensing agreement with Hutchison International pursuant to which Hutchison International shall procure that certain domain names, trade marks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications services and operations of the relevant members of our group are licensed to, and will continue to be licensed to, our group. The intellectual property rights are, and will continue to be, licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with brand management and support.

All of Hutch India’s operations are marketed under the brand name Hutch, which is licensed from Hutchison 3G Enterprises S.à r.l., except in Mumbai where Hutch India currently operates under the Orange brand, which is licensed from Orange Personal Communications through Hutchison Whampoa Enterprises Limited, or Hutchison Whampoa Enterprises, a wholly-owned subsidiary of Hutchison Whampoa. Under the license, Hutchison Whampoa Enterprises was granted the exclusive right to use the Orange brand in connection with telecommunications services and ancillary goods and services, as well as the non-exclusive right to use the Orange brand on promotional merchandise and the trade marks dual band and wirefree in Mumbai, India. Hutchison Whampoa Enterprises has the right to grant sub-licenses in certain circumstances. The license is free of royalty until Hutchison Whampoa no longer holds directly or indirectly at least 33 1/3% of the issued voting capital of either Hutchison Max or Hutchison Whampoa Enterprises. If Hutchison Whampoa’s holdings fall below 33 1/3%, then the agreement permits the parties to require a renegotiation of the commercial terms of the agreement. The license will automatically terminate if none of Hutchison Whampoa Enterprises and its sub-licensees are able to supply telecommunications services in Mumbai, India.

Partner has a license from Orange International Developments Limited, a subsidiary of Orange SA, to use the Orange brand. Under the brand license agreement, which became effective from July 1, 1998, Partner has the exclusive right to use the Orange brand in connection with personal communications services and promoting its network services in Israel for as long as Partner is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. The license is royalty-free until July 1, 2013, and the parties may negotiate the terms and fees for operating the license thereafter.

Hutchison CAT markets CAT Telecom’s services under the Hutch brand name, licensed from Hutchison 3G Enterprises S.à r.l.

Licenses and network infrastructure

We are dependent on the licenses we hold to provide our telecommunications services. Further detail on the issue and regulation of licenses can be found in “—Regulation.” The table below summarizes the significant licenses held by our group and details of their related network infrastructure:

Country and Service Area	License Expiration Date	Network Type
Hong Kong	November 2005(1)	GSM 800/900
Hong Kong	September 2006(1)	GSM 1800
Hong Kong	November 2005(2)	CDMA IS95B
Hong Kong	October 2016	UMTS
Hong Kong	June 2010	Fixed-line
Macau	July 2010	GSM 900/1800
India:
Mumbai	November 2014(3)	GSM 900/1800
Delhi	November 2014(3)	GSM 900/1800
Kolkata	November 2014(3)	GSM 900/1800
Gujarat	December 2015(3)	GSM 900/1800
Chennai	September 2021(3)	GSM 1800
Andhra Pradesh	September 2021(3)	GSM 1800
Karnataka	September 2021(3)	GSM 1800
Rajasthan	December 2015(3)	GSM 900
Haryana	December 2015(3)	GSM 900
Uttar Pradesh (East)	December 2015(3)	GSM 900
Punjab	October 2021(3)	GSM 1800
Uttar Pradesh (West)	February 2024(3)	GSM 900
West Bengal	March 2024(3)	GSM 900
Israel	February 1, 2022(4)	GSM 900, GSM 1800, UMTS
Thailand (25 provinces)	N/A(5)	CDMA2000 1X(5)
Sri Lanka	February 10, 2012	GSM 900
Paraguay	January 2009(6)	GSM 1900
Ghana	December 2019	AMPS/CDMA2000 1X

(1)	OFTA has offered us replacement licenses upon expiration but with different license conditions as described in “—Regulation–Hong Kong—Licenses.”
(2)	Upon expiry is subject to a customer migration period of three years with one-third of the original assigned spectrum (2 x 2.5 Mhz paired spectrum), as described in “—Regulation–Hong Kong—Licenses.”
(3)	License may be extended for a further 10-year term.
(4)	License may be renewed for additional six-year term.
(5)	The licenses are held by CAT Telecom. Through Hutchison CAT, we provide marketing services to CAT Telecom. See “—Operating companies review—Thailand.”
(6)	License may be extended for additional five-year terms.

Regulation

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific law and regulation covering telecommunications services. The following sections describe the regulatory framework and the key regulatory developments in the countries in which we have operations.

Hong Kong

Overview

Hong Kong’s telecommunications regulatory regime is considered pro-competition and pro-consumer. The Telecommunications Authority of Hong Kong, or the Telecommunications Authority, is a public officer appointed by the Chief Executive under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong). The Telecommunications Authority is supported by OFTA, the executive arm of the Telecommunications Authority.

The Telecommunications Ordinance, together with subsidiary legislation such as the Telecommunications Regulations and various guidelines and codes of practice issued by the Telecommunications Authority, operate to form the overall regulatory landscape of Hong Kong’s telecommunications industry. The Telecommunications Authority from time to time issues guidance notes and statements outlining the implementation or interpretation of new policy initiatives, which are formulated by the Communications and Technology Branch of the Commerce Industry and Technology Bureau of Hong Kong, or CITB.

In addition to developing policy, the CITB is also responsible for monitoring the overall regulatory regime in order to develop it further, in keeping with an open and competitive market. The industry itself also plays a role in the development of the regulatory environment. OFTA regularly issues consultation papers to solicit views of the public in respect of proposed guidelines and regulations that will subsequently form part of the regulatory framework governing Hong Kong’s telecommunications market.

There are no investment restrictions on foreign companies wishing to invest in Hong Kong-based telecommunications operators or service providers. However, OFTA’s guidelines generally require that license applicants are companies incorporated or registered under the laws of Hong Kong.

Licensing framework

The Telecommunications Ordinance sets out the overall licensing framework for Hong Kong’s telecommunications market. Essentially, no person may establish or maintain any means of telecommunications without an appropriate license. The Telecommunications Regulations and the Telecommunications (Carrier Licenses) Regulation set out the prescribed forms of licenses that may be issued under the Telecommunications Ordinance. There are three key components to these licenses:

•	the description of the licensed service(s);

•	general conditions common to each class of license, and which are set out in the Telecommunications Regulations and the Telecommunications (Carrier Licenses) Regulation; and

•	any special conditions imposed by the Telecommunications Authority on types of services under the license or specific to that license.

Under the Telecommunications (Amendment) Ordinance 2000, the Secretary for Commerce Industry and Technology, or SCIT, may by regulations prescribe the general conditions, including the period of validity, of a carrier license, together with the fees payable on matters such as those payable on grant and renewal.

Spectrum allocation

The Telecommunications Authority has the power to allocate frequencies and bands of frequencies in all parts of the radio spectrum used in Hong Kong, and he is obligated to promote the efficient allocation and use of the radio spectrum as a public resource of Hong Kong. The title to all radio frequencies remains with the Hong Kong government. When the Telecommunications Authority grants a mobile carrier license, he will simultaneously allocate to the licensee a particular band of frequency on the radio spectrum to be used for the provision of the mobile telecommunications services.

Proposed allocation of spare 2G spectrum

OFTA issued a consultation paper on February 28, 2005 proposing to assign spare 2G spectrum to alleviate spectrum shortage problems faced by the existing 2G operators. The Telecommunications Authority proposed to assign six equal blocks of 1.6-KHz x 2 bandwidth with three blocks each in the 800/900-MHz band and the 1800-MHz band, as follows:

•	the three blocks in the 800/900-MHz band to the existing dual-band operators, namely us, CSL and SmarTone; and

•	the three blocks in the 1800-MHz band to the single-band operators, namely New World, Peoples and Sunday.

Under this proposal, we would only be entitled to one block of 1.6 KHz x 2 in the 800/900-MHz band despite owning licenses for both the 800/900-MHz band and the 1800-MHz band. Furthermore, unlike a similar spectrum allocation exercise completed in March 2002, the Telecommunications Authority proposal would not impose a 144 Kbps speed restriction on these new blocks of spectrum and would remove the 144 Kbps speed restriction on those blocks of spectrum that were previously assigned in March 2002. We have objected to these proposals. The Telecommunications Authority also proposed that these newly assigned spectrum be subject to the same spectrum utilization fees that will be required under the 2G replacement mobile carrier licenses described in “—Licenses” below. The Telecommunications Authority has not yet reached a decision regarding any of these proposals.

Proposed spectrum policy review

When concluding its 2G license consultation in November 2004, discussed below in “—Licenses,” the government of Hong Kong announced that it will commence a spectrum policy review in 2005 on the overall policies of allocation and assignment of radio spectrum for telecommunications and related services, including mobile and fixed services. Both the Permanent Secretary, Communications and Technology Branch of the CITB and the Telecommunications Authority indicated that no new mobile licenses would be issued before the conclusion of the review, which is scheduled to be completed around 2008. The Telecommunications Authority also indicated that the necessary arrangements for allocating the spectrum vacated by our CDMA system in the 800 MHz band as well as other available spectrum for mobile and other telecommunications service will be initiated only after taking into account the outcome of the spectrum policy review.

Broadband wireless access

OFTA issued a consultation paper on December 20, 2004 regarding the licensing framework for the deployment of broadband wireless access. The Telecommunications Authority took the preliminary view that broadband wireless access in Hong Kong is a potential alternative to Type II interconnection and may be initially offered as a wireless extension of the conventional wireline-based fixed network service. To differentiate broadband wireless access services from full mobile service, the Telecommunications Authority also proposed to impose a “limited mobility” condition, which has been interpreted to mean not allowing seamless handoff from one cell site to another cell site as a user moves from one cell site coverage area to another. The Telecommunications Authority has recently mentioned in the press that such “limited mobility” condition may be lifted after a specified date, but has not yet reached a decision on this issue.

Proposed review of fixed mobile convergence and unified licensing scheme

OFTA has recently announced that it is planning to conduct a review of the existing regulatory framework in view of the growing convergence of fixed and mobile services. Topics that are likely to be included in this policy review include the current fixed/mobile interconnection regime, unified licensing for fixed, mobile and “nomadic” services such as wireless local area networks (also known as wi-fi), and fixed/mobile number portability.

Licenses

2G licenses

We use GSM and CDMA network technologies for our 2G operations. We hold three 2G licenses for Hong Kong. On November 20, 1992, OFTA awarded us a PRS license (No. 010) for GSM services in the 800/900 MHz radio spectrum band and a PRS license (No. 009) for CDMA services in the 800/900 MHz radio spectrum band. PRS refers to public radio communications services and a PRS license is a telecommunications license issued by the Telecommunications Authority permitting provision by a mobile telecommunications operator of personal communications services (PCS) or public mobile radiotelephone services (PMRS), the generic term to describe the GSM and CDMA based services in Hong Kong PMRS. Both licenses were originally for 10 years, and were extended for a further three years on October 22, 2001 and will expire on November 20, 2005. We were awarded a 10-year PRS license (No. 058) for PCS services in the 1800 MHz radio spectrum band, the term of which began on September 30, 1996 and will expire on September 30, 2006.

Each of these licenses contains conditions which require the licensee, among other things, to:

•	at all times during the term of the license, operate, maintain and provide the licensed services in a manner satisfactory to the Telecommunications Authority;

•	operate its apparatus only on such radio frequencies as the Telecommunications Authority may assign to it; and

•	not to enter into any agreement or arrangement which in any way prevents or restricts competition in relation to the operation of the licensed services or any other telecommunications services licensed by the Telecommunications Authority.

These conditions are currently in force and effect.

The Telecommunications Authority conducted a public consultation on licensing of mobile services on expiry of existing licenses for second condition mobile services in 2003 and 2004. When it concluded the consultation in November 2004, the Telecommunications Authority offered to the nine existing incumbent GSM and PCS licensees, including us, a right of first refusal to take up new mobile carrier licenses in replacement of their existing GSM and PCS licenses. This right of first refusal to renew would not be offered to us in respect of our PRS license for CDMA services upon the expiry of the existing CDMA licenses. However, a customer migration period of three years with one-third of the original assigned spectrum (2 x 2.5 Mhz paired spectrum) would be offered to us on the expiry of the existing CDMA licenses. This reduced size of the spectrum would be assigned for the three-year period to us under the replacement license for GSM.

By way of an offer letter dated April 1, 2005, OFTA formally offered us the replacement licenses in replacement of our existing PRS licenses for GSM (No. 010) and PCS (No. 058) upon their respective expiry dates. This formal offer from OFTA also included the three-year term for one-third of the present CDMA spectrum.

Unlike the existing GSM and PCS licenses, the replacement licenses will be subject to spectrum utilization fees. These fees are calculated as a percentage of network turnover. However, for an initial period of five years from the date of issue of the replacement licenses, the holders of the new 2G mobile carrier licenses will be subject to spectrum utilization fees of a fixed amount in order to minimize the impact it will have on their operating costs. Unlike with 3G licenses, the replacement licenses do not require the licensees to provide performance bonds in support of their spectrum utilization fee payment obligations.

Except in relation to the reduced CDMA spectrum, each of the replacement licenses is for a term of 15 years and contains conditions similar to our existing PRS licenses, along with additional conditions which require the holder, among other things, to:

•	comply with any code of practice or guideline which may be issued by the Telecommunications Authority from time to time in respect of the provision of satisfactory service, the protection of customer information and the protection and promotion of the interests of consumers of telecommunications goods and services;

•	where directed by the Telecommunications Authority, refuse to provide service to any person who possesses or uses a radio communications apparatus which is stolen or suspected stolen goods; and

•	provide open network access by making available up to 30% of the capacity of its network for use by non-affiliated mobile virtual network operators and service providers.

In OFTA’s offer letter dated April 1, 2005, the Telecommunications Authority informed us that the open network access requirements of the replacement licenses need not be complied with during the first five years of the replacement licenses. In addition, the replacement licenses provide for the right of the Telecommunications Authority to withdraw any frequency previously assigned to the licensee by notice in writing if in the Telecommunications Authority’s opinion the licensee is not making efficient use of that frequency.

3G license

On October 22, 2001, we obtained a 3G license in the 1900-2200-MHz radio spectrum band for Hong Kong. The term of the license is 15 years, commencing from October 22, 2001. The license requires us to roll out and maintain our network so as to cover an area where at least 50% of Hong Kong’s population lives by no later than December 31, 2006. In addition, we and other 3G licensees are required to make available up to 30% of the capacity of our networks for use by non-affiliated mobile virtual network operators and service providers. The network capacity is determined as the sum of the capacities of the installed base station equipment plus the extra capacity that can reasonably be deployed through the addition or reconfiguration of base station equipment in a prescribed period of time. However, this does not impose an obligation on the licensees to deploy additional carriers or base station sites.

For the first five years of the term of the license, we are required to pay an annual spectrum utilization fee of HK$50 million. For the remaining years, the annual spectrum utilization fee will be the higher of 5% of our network turnover or a progressively increasing prescribed flat fee (starting from HK$60,124,000 for the sixth year). 3G licenses require operators to adopt separate accounts for their network and service operations. However, the Telecommunications Authority has not yet published a manual to provide such guidance.

Fixed-line licenses

On June 30, 1995, OFTA awarded us a fixed telecommunications network services (FTNS) license to provide fixed-line telecommunications network services in Hong Kong. The license is valid for 15 years from June 30, 1995 and, at the discretion of the Telecommunications Authority, may be renewed for such further period not exceeding 15 years as the Telecommunications Authority thinks fit. The license authorizes us to offer basic voice services, data services, integrated services digital network, or ISDN, which supports the transmission of voice, data and images over conventional telephone lines, fast packet switch and intelligent network services. The license contains conditions, which require us, among other things, to:

•	at all times during the term of the license, operate, maintain and provide a good, efficient and continuous service in a manner satisfactory to the Telecommunications Authority;

•	provide the licensed services on our published terms and conditions and at the published tariff;

•	comply with the interconnection requirements; and

•	not engage in any conduct which, in the Telecommunications Authority’s opinion, has the purpose or effect of preventing or substantially restricting competition in the operation of the licensed service or in any market for the provision or acquisition of a telecommunications installation, service or apparatus.

In addition to the FTNS license, we also hold various public non-exclusive telecommunications service (PNET) licenses used in other areas of our fixed-line telecommunications business, including for our data center and broadband services. The term of each of these licenses is one year and renewable annually subject to payment of the relevant renewal fees.

Other licenses

In addition to the above licenses, we also hold various other non-carrier licenses that permit us, among other things, to operate a dedicated IDD service accessed at a specific access code and import handsets. The term of most of these licenses is one year renewable annually subject to payment of the relevant renewal fees.

Key industry regulatory issues

Interconnection

The Telecommunications Authority may prescribe interconnection obligations or otherwise attach them to a license as conditions. Additionally, OFTA has provided statements setting out configuration and principles for interconnection arrangements. The Telecommunications Authority also has the power to determine the terms and conditions of interconnection which may include any technical, commercial and financial terms and conditions as the Telecommunications Authority considers fair and reasonable.

Fixed-line interconnection

The interconnection obligations under an FTNS license requires the license holder to:

•	interconnect its fixed-line network with other licensed fixed networks and, where directed by the Telecommunications Authority, other licensed telecommunications networks and services;

•	use all reasonable endeavors to ensure interconnection is carried out promptly, efficiently and at charges that are reasonable; and

•	provide facilities and services reasonably necessary for prompt and efficient interconnection.

Fixed-line interconnection is divided into two types based upon the physical modes of interconnection as follows:

•	Type I—interconnection between network gateways; and

•	Type II—interconnection at a point on the local loop.

On July 6, 2004, the Hong Kong government announced its decision to withdraw Type II interconnection policy for local fixed-line telecommunications services at the telephone exchange level in order to promote investment and consumer choice in high bandwidth customer access networks in telecommunications. The withdrawal will be implemented in an orderly manner on a building-by-building basis and will apply to buildings already connected to at least two self-built customer access networks. The withdrawal will be fully implemented across the territory by June 30, 2008. Thereafter mandatory Type II interconnection will be maintained as a safety net in buildings in which it is not technically feasible or economically viable for an operator to roll out its customer access network. In addition, Type II interconnection will continue to be maintained in respect of copper-based local loops at the street level and copper wires of in-building systems.

As we have already deployed our own fiber-optic network throughout much of Hong Kong, we believe that this development will assist in consolidating our competitive position with respect to other providers of fixed-line telecommunications services who consider the costs of deploying their own network prohibitive. This development also introduces the potential for us to be presented with additional revenue opportunities from other fixed-line operators that decide not to deploy their own fixed-line networks.

Mobile interconnection

Mobile interconnection obligations are provided for in the special conditions of PRS/mobile carrier licenses. These conditions generally require licensees to interconnect with other telecommunications networks and services when so directed by the Telecommunications Authority. On August 6, 2004, the Telecommunications Authority issued an industry consultation paper in respect of the guidelines on the principles and methodologies for the interconnection charges to be imposed by 3G licensees under the open network access framework that 3G licensees are subject to. The Telecommunications Authority has not yet issued those guidelines.

External gateway and local network interconnection

We operate a number of external gateways to connect to overseas telecommunications carriers via submarine and overland cables. The external gateways are connected to the local PSTN by backhaul cables. We have concluded bilateral agreements with more than 40 overseas telecommunications operators on routing of external traffic to and from Hong Kong. We use our external gateways to deliver our IDD and international bandwidth services as well as to support wholesale business for other external telecommunications services licensees and overseas telecommunications operators.

Tariff setting

The Telecommunications Ordinance does not contain any express provisions regulating retail tariffs or setting principles as to initial tariffs. It does, however, require licensees to publish tariffs in accordance with the requirements of their respective license or directions issued in writing by the Telecommunications Authority. In addition, various requirements are imposed on licensees which are dominant in any particular market.

The general conditions of an FTNS fixed carrier license set out a more stringent framework with respect to licensees that are dominant in a particular market. Prior to January 2005, PCCW-HKT was the only fixed-line carrier in Hong Kong deemed to be dominant. OFTA issued a statement in January 2005 which revoked the tariff approval requirements applicable to PCCW-HKT and converted PCCW-HKT’s FTNS license to a new fixed carrier (FC) license. Under the new FC license, PCCW-HKT is no longer presumed dominant in any market sector and any alleged abuse of dominant position will be assessed on a case-by-case basis on an ex-post manner. Along with the removal of presumption of dominance, the FC license also allows PCCW-HKT to offer discounts to its published tariffs subject to a 24-hour advance notification to OFTA.

Internet telephony

OFTA issued a consultation paper in October 2004 on the regulation of internet protocol (IP) telephony. In this consultation paper, OFTA was of the preliminary view that a minimum and proportionate level of regulation should be applied to IP telephony subject to preserving the achievement of certain social objectives. OFTA suggested that IP telephony services that are intended to be used as substitutes for conventional telephone services should meet certain conditions to avoid any confusion which customers may have on the two type of services and to protect public interest. OFTA proposed to apply different set of regulations to conventional telephone service providers and IP telephony service providers. As of the date of this annual report, OFTA has not yet issued any regulations governing IP telephony service providers.

Regulatory enforcement

The Telecommunications Authority may at any time revoke, suspend or cancel a license or vary the conditions thereof by a notice served in writing on the licensee or by public notice. Additionally, the Telecommunications Authority may impose a financial penalty on a licensee where the licensee breaches any of its license conditions, any provision of the Telecommunications Ordinance or any regulation made thereunder or any direction issued in respect of the licensee by the Telecommunications Authority. Upon application to a court, a financial penalty may be as high as 10% of the turnover of the licensee in the relevant telecommunications market in the period of the breach, or HK$10 million, whichever is higher. If any person is aggrieved by a decision of the Telecommunications Authority with regards to competition matters, an appeal may be made to the Telecommunications (Competition Provisions) Appeal Board.

India

Overview

In December 1991, the Indian government began opening up the telecommunications industry by inviting bids from private mobile telecommunications operators, or service providers, as they are known in the Indian context, to provide services in the four metropolitan cities of Mumbai, Delhi, Kolkata and Chennai. In January 1995, the Indian government invited tenders from private mobile telecommunications operators, with no more than 49% foreign ownership to provide services in 18 service areas, excluding the four metropolitan areas. The service areas were classified into three categories (‘A’ through ‘C’) based principally on their revenue-generating potential, with the Category ‘A’ service area having the highest revenue potential. In 1994, the Indian government invited bids from Indian companies for providing basic (fixed-line) services in 21 service areas.

In March 1999, the Indian government announced the New Telecommunications Policy 1999, or NTP 1999, which permitted basic and mobile telecommunications operators to migrate from a fixed license fee regime to a revenue sharing arrangement. It also permitted unlimited competition in basic services and entry of an additional private mobile telecommunications operator in all of the existing mobile service areas. In October 1999, the Department of Telecommunications of India, or DoT, was bifurcated into two departments: the DoT, which performs the role of licensor and policy maker, and the Department of Telecom Services of India, which was to function as the telecommunications operator. The Department of Telecom Services was transformed from a government department into a limited liability company in October 2000 as a new entity: BSNL, which provides telecommunications services in the entire country except in Delhi and Mumbai. In Delhi and Mumbai, MTNL is the Indian government’s controlled telecommunications operator. As per the recommendation of NTP 1999, the Indian government announced the guidelines for unlimited competition in basic services and the bidding process for the award of one additional mobile license to a fourth telecommunications operator in the mobile service areas. Subsequently, licenses were awarded by the Indian government to the selected bidders.

In November 2003, NTP 1999 was amended to include the following categories of licenses for telecommunications services:

•	a unified license for telecommunications services, permitting the licensee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and

•	a license for unified access (basic and mobile) services, or UAS License, permitting the licensee to provide basic and/or mobile services using any technology in a defined service area.

In connection with UAS Licenses, guidelines were issued by the Indian government in November 2003. There is no limitation on the number of UAS Licenses that can be granted in any service area. With respect to unified licenses for all telecommunications services, the Telecom Regulatory Authority issued a consultation paper in March 2004 discussing the framework for a unified licensing regime and proposed charges, fees, operational conditions and guidelines and subsequently issued recommendations to the Indian government. The Indian government has not yet issued guidelines and it is uncertain when such guidelines will be issued.

TRAI Act, 1997

The Telecom Regulatory Authority was established in 1997 and is an autonomous body with quasi-judicial powers to regulate telecommunications services in India. The regulatory functions of the Telecom Regulatory Authority, as specified by the Telecom Regulatory Authority of India Act, 1997, or the TRAI Act, fall within two broad categories—recommendatory and mandatory.

The principal recommendatory functions of the Telecom Regulatory Authority may be exercised either on its own initiative or on request from the licensor on matters ranging from introduction of new telecommunications operators, terms and conditions of licenses to be awarded to telecommunications operators, revocation of licenses, measures to facilitate competition and promote efficiency in the operation of telecommunications services, measures for the development of telecommunications technology, efficient management of the available spectrum and any other matter related to the telecommunications industry. The recommendations of the Telecom Regulatory Authority in respect of all of the matters referred to above are not binding upon the Indian government.

The principal mandatory functions of the Telecom Regulatory Authority include fixing tariffs, ensuring compliance with the terms and conditions of licenses, fixing the terms and conditions of interconnection arrangements between telecommunications operators, ensuring technical compatibility and effective interconnection between different telecommunications operators, regulating revenue-sharing arrangements among telecommunications operators, ensuring effective compliance of universal service obligations, establishing standards of quality of service to be provided by telecommunications operators and ensuring the quality of service, periodically surveying such service in order to protect the interests of the consumers and establishing and ensuring the time period for providing local and long distance services between telecommunications operators.

The Telecom Regulatory Authority also has the authority to levy fees and other charges at such rates and in respect of such services as it may determine, and to perform such other functions, including administrative and financial functions, as may be entrusted to it by the Indian government or as may be necessary to implement the provisions of the TRAI Act.

The Telecom Disputes Settlement and Appellate Tribunal of India, or TDSAT, was established in 2000 pursuant to the Telecom Regulatory Authority of India (Amendment) Act, 2000. TDSAT has been granted powers to adjudicate any dispute between a licensor and a licensee, between two or more telecommunications operators, and between a telecommunications operator and a group of consumers. TDSAT also has the jurisdiction to hear and dispose of appeals against any direction, decision or order of the Telecom Regulatory Authority. Decisions of TDSAT may be appealed to the Supreme Court of India on one or more specified grounds.

Regulations governing mobile operations

Revenue sharing percentage

Since August 1, 1999, license fees have been structured as a percentage of the revenue earned under the license with a one-time entry fee. Effective from April 1, 2004, mobile telecommunications operators in metropolitan areas and category ‘A’ service areas are now required to pay a license fee equal to 10% of adjusted gross revenues, or AGR, and mobile telecommunications operators in category ‘B’ and ‘C’ service areas are required to pay a license fee of 8% and 6% of AGR, respectively. Further, the first two mobile licensees in each of the non-metropolitan service areas (whether in category ‘A,’ ‘B’ or ‘C’) have been given additional reductions of two percentage points, subject to a minimum of 5% of AGR, for a period of four years effective from April 1, 2004. Accordingly, the license fee for such licensees in non-metropolitan service areas will be 8%, 6% and 5% in category ‘A,’ ‘B’ and ‘C’ service areas, respectively.

In addition to the license fee, the DoT has specified that an additional charge will be levied on mobile telecommunications operators for use of spectrum, depending upon the spectrum allotted. If the spectrum allotted is up to 4.4 MHz+4.4 MHz, the royalty charge will be 2% of AGR and if the spectrum allotted is up to 6.2 MHz+6.2 MHz, the royalty will be 3% of AGR. Additional spectrum, up to 10 MHz+10 MHz, may be assigned to mobile telecommunications operators who have a customer base of 500,000 or more. For this additional spectrum, if assigned, an additional charge of 1% of AGR will be levied. Thus the total spectrum charge to be paid by mobile telecommunications operators that have spectrum availability of up to 10 MHz+10 MHz would be 4% of their AGR. Mobile telecommunications operators who have a customer base of 1.2 million or more are entitled to apply for additional spectrum beyond 10 MHz+10 MHz. Under the current spectrum policy, each mobile telecommunications operator is entitled to spectrum up to 15 MHz+15 MHz per service area, although the allocation may be in smaller blocks and will depend on availability. Additional royalty for use of spectrum for point to point links and access links is also payable as specified by the Wireless and Planning Co-ordination Wing of the DoT.

License fees must be paid quarterly in arrears to the Indian government with quarter-to-quarter adjustments.

Tariffs

Tariff ceilings are set by the Telecom Regulatory Authority pursuant to guidelines issued by it, and telecommunications operators are required to charge for services in compliance with such guidelines. Pursuant to the Telecommunication Tariff Order, 1999, or TTO 1999, the Telecom Regulatory Authority stipulated a maximum tariff that may be charged by mobile telecommunications operators. Tariff charges prescribed in the TTO 1999 have been revised by the Telecom Regulatory Authority from time to time. In September 2002, the Telecom Regulatory Authority issued amendments to the TTO 1999, pursuant to which mobile telecommunications operators must specify a monthly rental and airtime charge per minute with a pulse duration of 30 seconds as a “Reference Tariff Package.” There can be a maximum of 25 alternative tariff plans, including both post-paid and prepaid tariff plans.

Interconnection

NTP 1999 permitted mobile, basic, cable service and radio paging operators to interconnect and share infrastructure with any telecommunications operators within the same service area. In December 2001, the Telecom Regulatory Authority issued the Telecommunications Interconnection (Charges and Revenue Sharing) Regulations, 2001, relating to arrangements among telecommunications operators for interconnection charges and revenue sharing.

In July 2002, the Telecom Regulatory Authority issued the Telecommunications Interconnection (Reference Interconnect Offer) Regulations, 2002, pursuant to which any mobile, basic, national long distance or international long distance telecommunications operators holding a 30% share of total activity in a licensed telecommunication service area is required to publish, with the approval of the Telecom Regulatory Authority, a reference interconnect offer describing the technical and commercial conditions for interconnection with other service providers. The reference interconnect offer is required to form the basis for all interconnection agreements executed with such telecommunications operator, provided that two parties by mutual agreement may modify the terms and conditions in the reference interconnect offer. A reference interconnect offer may be changed only with prior approval from the Telecom Regulatory Authority.

In October 2003, the Telecom Regulatory Authority amended the Telecommunications Interconnection Usage Charges Regulations, 2003, which had been issued in January 2003 and which had introduced a “calling party pays” regime, and issued new regulations, referred to herein as the October 2003 Interconnection Regulations. The October 2003 Interconnection Regulations provide interconnection usage charges only for termination and carriage of calls. The October 2003 Interconnection Regulations also specify distinct “access deficit charges” whereby all telecommunications operators are required to collect additional amounts on certain calls and pay these amounts to the prescribed fixed line operators to compensate them for certain revenue deficits arising from regulated lower rentals and tariffs. The interconnection charges under the October 2003 Interconnection Regulations became effective as of February 1, 2004.

Foreign ownership restrictions

In India, foreign investment in the telecommunications sector is regulated through the Indian government’s telecommunications industry policy under the Industrial Policy of India, or the Industrial Policy, and the Foreign Exchange Management Act, 1999, as amended, or FEMA. While the Industrial Policy prescribes the limits and the conditions subject to which foreign investment can be made in different sectors of the Indian economy, FEMA specifies similar limits as specified under the Industrial Policy and regulates the precise manner in which such investment should be made. The government bodies responsible for granting foreign investment approvals, where prior approval is required, are the Foreign Investment Promotion Board of the Government of India, or Foreign Investment Promotion Board, and the Reserve Bank of India.

The Industrial Policy currently permits investment by persons resident outside India in Indian operating companies providing basic telecommunications services, mobile telecommunications services, paging and value-added services, and global mobile personal communications by satellite of up to 49% of the outstanding capital of the operating company. Preference shares that are not convertible into equity shares will not be included in this 49% limit. Such permission is conditional on the operating company complying with the terms of the license granted to it. As described below, one of the terms of the license requires that management control of the licensee should be in Indian hands. The Industrial Policy specifies that an investing company in the infrastructure sector requires the prior approval of the Foreign Investment Promotion Board for investments by persons resident outside India and that the ceiling on such foreign investment is 49% of the outstanding capital of the company.

The Industrial Policy provides that in considering the aggregate foreign investment in an Indian operating company providing services in the infrastructure sector, only the direct investment in such company is considered for the prescribed foreign investment cap, and any foreign investment in an investing company is not set off against the prescribed cap, provided the foreign direct investment in such investing company does not exceed 49% and the management of the investing company is with the Indian owners.

Increase in foreign ownership limits

The Indian government issued a press release dated February 2, 2005 announcing that the Cabinet of Ministers had approved a proposal to increase the aggregate permitted direct and indirect foreign investment in an Indian operating company in the telecommunications sector to 74%. The press release stated the following:

•	the aggregate foreign investment will include investment by foreign institutional investors, non-resident Indians, overseas corporate bodies, foreign currency convertible bonds, American depositary receipts, global depositary receipts, convertible preference shares and proportionate foreign investment in Indian promoters and investment companies;

•	the 74% foreign investment can be made directly or indirectly in the operating company or through a holding company;

•	the remaining 26% equity should be owned by resident Indian citizens or Indian companies, of which at least 10% is held by one resident Indian person or entity;

•	each operating company will be required to disclose the levels of aggregate foreign investment in such company and certify that such levels are within the 74% limit on a half-yearly basis;

•	the majority of the directors on the board of each operating company, including the chairman, managing director and the chief executive officer, as well as the chief technical officer and chief financial officer, should be Indian citizens resident in India;

•	the DoT will have the power to notify any key additional positions that should be held by Indian citizens resident in India;

•	no traffic from subscribers within India to subscribers within India should be routed through any place outside India;

•	the operating company should not transfer to any person or place outside India any accounting information relating to subscribers, user information, and information regarding infrastructure and network;

•	the operating company must provide traceable identity of its subscribers; and

•	no remote access should be provided to any equipment manufacturer or any other agency outside India in connection with maintenance or repairs.

The press release is a policy announcement only and will become effective only after the DoT issues detailed guidelines and amends the licenses. The terms and conditions of the press release may be expanded or modified by the DoT. Although the DoT is expected to issue detailed guidelines shortly, the timing and the terms and conditions of such detailed guidelines and amendments are currently uncertain.

Management control in Indian hands

In addition to the ownership restrictions prescribed by the Industrial Policy, under the terms of the licenses issued by the Indian government to mobile telecommunications services providers, management control of the licensee is required to be in Indian hands. It is expected that these provisions will be amended pursuant to the new regulations and amendments to license condition to be issued in respect of the proposed increase in foreign ownership restrictions discussed above.

Licenses

Introduction

Hutch India has 11 cellular mobile telecommunications service licenses and two unified access licenses to provide mobile services in 13 service areas and unified access services in two service areas, the details of which are given below:

State	Service Area	Name of Licensee
Delhi	Metropolitan Area	Hutchison Essar Telecom Limited
Mumbai	Metropolitan Area	Hutchison Max Telecom Limited
Kolkata	Metropolitan Area	Hutchison Telecom East Limited
Gujarat	Category A	Fascel Limited
Haryana	Category B	Aircel Digilink India Limited
Rajasthan	Category B	Aircel Digilink India Limited
Uttar Pradesh (East)	Category B	Aircel Digilink India Limited
Chennai	Metropolitan Area	Hutchison Essar South Limited
Karnataka	Category A	Hutchison Essar South Limited
Andhra Pradesh	Category A	Hutchison Essar South Limited
Punjab	Category B	Hutchison Essar South Limited
Uttar Pradesh (West)	Category B (UAS license)	Hutchison Essar South Limited
West Bengal	Category B (UAS license)	Hutchison Essar South Limited

Mobile telecommunications services licenses

A mobile telecommunications operator requires a license from the Indian government prior to providing mobile telecommunications services. The licenses specify, among other terms, the type of network system to be installed or type of services to be provided, the frequency spectrum allocated for the network system, the geographical region in which the licensee may provide the service, the license term and the fee payable by the license holder to the Indian government.

General

The mobile telecommunications services licenses held by Hutch India contain substantially similar terms. All licenses are non-exclusive and the Indian government reserves the right to grant additional licenses to private mobile telecommunications operators, without limitation as to number, after recommendations from the Telecom Regulatory Authority with respect to the timing and the terms of entry of a new mobile telecommunications operator. The terms and conditions of the licenses may be modified at any time by the applicable licensor, if it is deemed necessary or expedient to do so in the interests of the general public, for national security or for the proper conduct of telecommunications services.

Term and renewal

Each license is valid for an initial period of 20 years. The Delhi, Mumbai and Kolkata licenses expire in November 2014, the Haryana, Uttar Pradesh (East), Rajasthan and Gujarat licenses expire in December 2015, the Chennai, Karnataka and Andhra Pradesh licenses expire in September 2021, the Punjab license expires in October 2021, the Uttar Pradesh (West) license expires in February 2024 and the West Bengal license expires in March 2024. The licensor may extend the period of the license by 10 years at one time, upon the request of the licensee (provided such request is made during the 19th year of the license period), on mutually agreed terms. The decision of the licensor shall be final in respect of the grant of an extension.

Technology

Technology must always be digital and based on standards issued by the International Telecommunications Union, Telecom Engineering Center or any other international standards organizations.

Roll-out obligations

The non-metro licenses require that at least 10% of the designated district headquarters (DHQs) be covered within the first year of the license and 50% of the DHQs within three years. Hutch India has completed its roll-out obligations in the relevant service areas. In the Punjab, West Bengal, Uttar Pradesh (West), Rajasthan, Haryana and Uttar Pradesh (East) service areas, we have met our roll-out obligations, but are awaiting confirmation of this compliance from the regulators.

Penalty

The licensee is liable to pay liquidated damages of between INR500,000 and INR70 million (depending upon the number of weeks of delay) for failure to provide the service and/or failure to satisfy its roll-out obligations within the specified periods. In addition to liquidated damages, the licensor may also impose a financial penalty of up to INR500 million for violation of the terms and conditions of the license agreement.

Termination

The licensor may at any time revoke or terminate the license upon the provision of 30 to 60 days’ notice if (i) the licensee fails to provide any or all of the services within the time period specified in the license, (ii) the licensee fails to perform any of its obligations, including timely payments, under the license, (iii) the licensee becomes bankrupt or otherwise insolvent, (iv) the licensee transfers the license to a third party without the prior written consent of the licensor, or (v) such revocation is deemed to be in the public interest. For a failure to perform or a breach of any obligation, a licensee is given a 30-day period (or such longer period as specified by the licensor) to cure such failure or breach.

Expropriation

The licensor has the right to take over the entire services and networks or revoke, terminate or suspend the license in the interest of national security or in the event of a national emergency, war or low intensity conflict type of situations.

Competition

The licensee is required to ensure that no single company or legal person, either directly or through its associates, holds substantial equity, i.e., equity of 10% or more, in more than one licensee in the same service area for the same service. The licensee is further required to ensure compliance with the provisions of the Indian Monopolies and Restrictive Trade Practices Act, 1969, as amended.

Technical approvals

Approvals from the Wireless and Planning Co-ordination Wing of the DoT are required to be obtained for assignment of radio frequency channels (microwave link frequencies and frequencies for mobile telecommunications networks). In addition, clearance from the Standing Advisory Committee on Radio Frequency Allocation is required for setting up cell sites. Certificates from the Telecommunications Engineering Center, are also required for approving point of interconnect in mobile service areas.

Israel

Overview

Partner operates within Israel primarily under the Communications Law (Telecommunications and Broadcasting), 1982, or the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972, or the Wireless Telegraphy Ordinance, the regulations promulgated by the Israeli Ministry of Communications and its license. The Ministry of Communications issues the licenses that grant the right to establish and operate mobile telephone services in Israel, and sets the terms by which such mobile telephone services are provided. The regulatory framework under which Partner operates consists also of the Planning and Building Law, 1965 and the Consumer Protection Law, 1981. Additional areas of Israeli law may be relevant to its operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, and administrative law. The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets, such as the mobile, international services, and domestic markets and infrastructure, are gradually being opened to competition and in which government-owned monopolies are being privatized. As a result, there is a possibility that changes may take place in the regulatory framework described below.

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

Regulation by the Ministry of Communications

The Ministry of Communications has the authority to amend the terms of any license and require Partner to submit details of any of its services for approval. Pursuant to Partner’s license, the Ministry of Communications must approve its standard agreement with customers, its prospective tariffs and the payments it charges customers. Partner has submitted its standard agreement to the Ministry of Communications for approval. The Ministry of Communications is still reviewing the agreement. In addition, Partner is required to inform the Ministry of Communications 30 days prior to the activation of certain specified types of services.

Partner’s license requires it to interconnect its mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq, the other mobile telecommunications operators and the international telecommunications operators in Israel. Conversely, Partner must allow other telecommunications operators to interconnect to its network. The Ministry of Communications, with the consent of the Minister of Finance, may also promulgate regulations to determine interconnect rates.

The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS termination tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call termination tariffs and SMS termination tariffs. These changes included reducing call termination tariffs, effective March 1, 2005, from NIS0.45 to NIS0.32 per minute, with additional reductions mandated as follows: effective March 1, 2006, to NIS0.29 per minute; effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. At the same time, the Ministry of Communications reduced SMS termination tariffs, effective March 1, 2005, from NIS0.285 to NIS0.05, with an additional reduction mandated effective March 1, 2006 to NIS 0.025.

In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of Communications indicated that it intends to start implementing a process to bring about unification of rates for calls terminating on and off an operator’s network and that it intends to hold preliminary hearings with the cellular operators in Israel on this matter in 2005.

Partner’s license

No person, other than the State of Israel, may provide public telecommunications services in Israel without a license issued by the Ministry of Communications.

On April 7, 1998, the Ministry of Communications granted Partner a general license to establish and operate a mobile telecommunications network in Israel for a period, following an amendment to the license in June 2002, of 20 years from February 1, 2002. Partner paid a license fee and associated costs totaling approximately NIS1,571 million (approximately US$359 million at the then exchange rate). In the December 2001 spectrum auction in Israel, Partner was awarded additional spectrum (GSM 1800 MHz spectrum and UMTS third-generation 1900 MHz and 2100 MHz spectrum). Partner’s license was then amended to include the terms for the grant of the additional spectrum to Partner. The cost of the license fees is NIS180 million (approximately US$41 million) for the GSM 1800 spectrum, payable in two installments and NIS220 million (approximately US$50 million) for the UMTS third-generation spectrum, payable in six installments. To date, Partner has paid NIS180 million (approximately US$41 million) and NIS165 million (approximately US$38 million) for the GSM 1800 MHz spectrum and the UMTS third-generation spectrum, respectively.

On February 18, 2004, the Minister of Communications appointed a tender committee for allocating additional spectrum bands to existing and new mobile telecommunications operators. In addition, the tender included the possibility of granting a general license to a new mobile telecommunications operator. Under the tender, the Ministry of Communications offered GSM 1800 MHz spectrum bands and UMTS third-generation spectrum bands. Cellcom, one of Partner’s competitors, was the sole operator to buy additional bands in the GSM 1800 MHz spectrum. Furthermore, following a possible rearrangement of spectrum in the 900 MHz band, an additional portion of the 900 MHz spectrum may be offered to operators in the future.

On March 16, 2004 and December 23, 2004, Partner’s license was amended to allow for adult voice services through all cellular media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that Partner allocates to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators and not the content providers liable and accountable for any infractions of this amendment.

On March 9, 2005, Partner’s general license was further amended, with effect from April 14, 2005 upon Partner’s notice to the Ministry of Communications that it had met the requirements set out in the license amendment. The principal elements of this amendment are as follows:

•	Partner’s founding shareholders and their substitutes must hold, in the aggregate, at least 26% of each of Partner’s means of control;

•	Israeli entities from among Partner’s founding shareholders and their substitutes must hold at least 5% of its issued share capital and of each of its means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications;

•	at least 10% of Partner’s board of directors must be appointed by Israeli entities, as defined above, among Partner’s founding shareholders or their substitutes, provided that if the board is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed;

•	a new board committee shall be formed to deal with national security matters. Only directors with the required security clearances issued by the Israeli government and those deemed appropriate by Israel’s General Security Service may be members of this committee; and

•	The Minister of Communications shall be entitled to appoint an observer to the board of directors and its committees, subject to certain qualifications and confidentiality undertakings.

Partner’s license may be extended for an additional six-year period upon request to the Ministry of Communications and confirmation being received from the Ministry that certain performance requirements have been met. Partner may also request renewal of its license for successive six-year periods thereafter, subject to regulatory approval.

Partner must pay royalties to the State of Israel every quarter based on its chargeable revenues, as defined in the relevant regulation, from mobile telecommunications services. The regulation provided a rate of 4% in 2003 and currently provides a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%.

As a condition of its license, Partner must at all times be a company registered in Israel, in which citizens and residents of Israel, as determined by Israeli law, must hold at least 5% of Partner’s issued share capital and of any means of control in Partner. Partner’s license provides restrictions on changes of control and on the direct or indirect transfer of 10% or more of any means of control in Partner, such as voting or other control rights. The Ministry of Communications takes into account indirect interests in Partner and accordingly, for so long as we continue to own approximately 52.2% of the issued share capital of Partner, any person owning more than approximately 19.2% of our shares will be regarded as indirectly having 10% or more of the means of control in Partner.

On May 30, 2004, the Ministry of Communications gave its approval to the restructuring and the indirect transfer of shares in Partner by Hutchison Whampoa as a result of our listing on the Hong Kong Stock Exchange and the New York Stock Exchange. The Ministry of Communications also gave its confirmation that, following the listings and for so long as the Hutchison Whampoa group remains our single largest shareholder and retains at least 30% of our total issued share capital, it will not be a breach of Partner’s license should any person transfer or acquire shares in our company that would constitute an indirect transfer or acquisition of means of control in Partner requiring the prior consent of the Ministry of Communications without such prior consent having been obtained, provided that our board of directors, promptly following its becoming aware of such transfer or acquisition, notifies Partner and, in accordance with our articles of association, suspends specified voting rights conferred by those shares. The specified rights are the voting rights attaching to those shares on any resolution or matter before a general meeting of our company that concerns the activities of Partner or the appointment of a director or managing director of Partner, and the voting rights of any of our directors who has been appointed by or at the direction of the holder of those shares to our board of directors on any resolution or matter before a meeting of our board of directors that concerns the activities of Partner or the appointment of a director or managing director of Partner. The suspension is required to remain in force until the grant or obtaining of any approvals of the Ministry of Communications required under Partner’s license.

Partner’s stock was initially listed on Nasdaq and the London Stock Exchange in October 1999 and on the Tel Aviv Stock Exchange in July 2001. In connection with Partner’s initial public offering, the license was amended by the Ministry of Communications to provide that certain transactions related to a public offering would not be considered a transfer of any means of control. If publicly traded shares or share equivalents, such as ADSs, are transferred in breach of the license restrictions, Partner must notify the Ministry of Communications and request the consent of the Minister of Communications within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these or other restrictions, unless the consent of the Minister of Communications is obtained, its shareholdings may be converted into dormant shares, with no rights other than the right to receive dividends and other distributions to shareholders, and to participate in rights offerings.

The existence of shareholdings which breach the restrictions of Partner’s license in a manner that could cause them to be converted into dormant shares, or may otherwise provide grounds for the revocation of Partner’s license, will not serve in and of themselves as the basis for the revocation of the license so long as, among other conditions, the principal shareholders of Partner continue to hold in the aggregate at least 26% of the means of control of Partner.

Partner’s license generally prohibits cross-control or cross-ownership among competing mobile telecommunications operators without a permit from the Ministry of Communications.

During a period of an emergency, control of Partner’s mobile radio telecommunications system may be assumed by the government for the security of the State of Israel, and some of the spectrum granted to Partner may be temporarily withdrawn. In addition, Partner’s license requires it to supply services to the Israeli defense and security forces. Furthermore, certain of Partner’s senior officers are required to obtain security clearance from Israeli authorities.

ISP license

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it through its own facilities to provide Internet access to both mobile and fixed network customers. The license is valid until March 2008.

Antenna and other permits

The Ministry of the Environment is empowered to grant erection permits and operation permits for Partner’s antennas. The permits granted by the Ministry of the Environment are for a one-year period. Partner must also obtain a building permit from local licensing authorities for the construction of most of its antennas. The construction of Partner’s antennas may also be subject to the approval of the Civil Aviation Administration and the Israeli Defense Forces. Like other mobile telecommunications operators in Israel, Partner has experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As of December 31, 2004, approximately 30% of Partner’s antenna sites were operating without local building permits. A substantial portion of these are microsites. Partner believes that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law, 1965. If it continues to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect Partner’s existing network, delay the erection of additional antenna sites to its network and adversely impact its 3G network build-out. Partner’s inability to resolve these issues in a timely manner could also prevent it from achieving or maintaining the network coverage and quality requirements contained in its license.

The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of Partner’s antennas. Recently, however, the Ministry of the Environment adopted a more conservative approach, according to which the maximum radiation level of an antenna should not exceed 10% of the above-mentioned standard.

The extent of Partner’s potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of a number of developments. First, since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, Partner submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. Partner’s position, like that of the other mobile network operators in Israel, is that under existing law and the National Building Plan, the planning committees have no authority to require Partner to submit such an undertaking. Recently, Partner’s position received support in a judicial decision of the District Court of Tel Aviv. However, the National Council for Planning and Building decided to add the requirement described above to National Building Plan 36 itself. In order for such a requirement to be included in the National Building Plan and to become effective, it has to be approved by a Governmental Ministers Committee. At this stage, Partner cannot predict whether such a requirement will become effective. However, if it becomes effective it may have a material effect on Partner’s financial condition and results of operations. Second, legislation is pending in the Israeli legislature which, if enacted, would require that, as a precondition for issuing building permits for antenna sites, mobile network operators submit an undertaking to indemnify the building and planning committee against claims for both depreciation in the value of nearby properties and health damage that result from the issuance of a permit to build, and the building of, antenna sites. According to the pending legislation, Partner would be required to submit such an undertaking also in relation to antenna sites for which it had obtained building permits prior to the date the pending legislation takes effect. The pending legislation also provides that in a class action claim regarding damage to health from any antenna sites, a defendant would have the burden of proving that the damage to health was not caused by such sites. The pending legislation also provides absolute liability for offenses committed and prescribes liability for officers of a company violating such law. If the pending legislation becomes law, it may have an adverse effect on Partner’s financial condition and results of operation.

Like other mobile telecommunications operators in Israel, Partner provides repeaters, also known as bi-directional amplifiers, to customers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, installed by Partner at the customers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm (approximately one to two feet), receive signals from a network antenna site and amplify them within a specific room or rooms. The radiation emission from these outdoor antennae is comparable to that of the handset whose signal it is transmitting. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telecommunications operators, Partner has not requested permits under the Planning and Building Law for the repeaters. The Ministry of Communications, however, has granted a type approval for the repeaters.

Partner has received approval from the Ministry of Communications for all of the handsets and other terminal equipment it sells. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel. However, in accordance with the current practice among mobile telecommunications operators in Israel, Partner has not obtained approvals or exemptions from the Ministry of the Environment for the handsets since, to date, neither the Ministry of the Environment nor the Ministry of Health has issued standards for the permitted level of radiation emissions from handsets. However, as of June 2002, Partner has been required to provide information to purchasers of handsets on the specific absorption rate of the handsets as well as the handsets’ compliance with standards pursuant to a regulation promulgated by the Israeli Ministry of Industry and Trade under the Consumer Protection Law.

Thailand

Overview

Thailand’s telecommunications regulatory environment is in a state of transition from a structure in which government enterprises acted as regulator and telecommunications operator to privatization and liberalization. A significant degree of uncertainty exists pending the establishment of the regulatory body responsible for telecommunications.

The inherited concession system

Up until the enactment of the Telecommunications Business Act 2001, or TBA on November 17, 2001, Thai law reserved to the government the right and authority to install, maintain and provide telegraph and telephone services within Thailand. These rights were initially assigned to the Post and Telegraph Department and later assumed by two governmental bodies, CAT Telecom and TOT Corporation Public Company Limited (the successor to the telecommunications business operations of the former Telephone Organization of Thailand), or TOT Corporation, each of which was established under its own statute. Between them, the Post and Telegraph Department, CAT Telecom and the TOT Corporation regulated the Thai telecommunications industry, with the Post and Telegraph Department being responsible for spectrum allocation and the issuance of licenses required under the Radio Communications Act 1955 for the ownership or use of radio frequency equipment.

CAT Telecom was entitled to conduct telecommunications operations in its own right. However, in many cases private-sector technical expertise and capital were required to establish and operate mobile telecommunications networks. This was achieved through the award of “concessions,” contracts to build and operate telecommunications networks, which typically required the concession holder to transfer ownership of the network to CAT Telecom. During the period of a concession, CAT Telecom invariably receives a percentage of revenues derived from the operation of the telecommunications business authorized by the concession. The ability of CAT Telecom to grant concessions ceased on March 8, 2000, on the enactment of the Act on Organizations Allocating Frequency Spectrum and Regulating Radio and Television Broadcasting and Telecommunications of Thailand, or the Frequency Act, and CAT Telecom no longer has a regulatory role.

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT and BFKT. Hutchison CAT provides exclusive marketing services to CAT Telecom in respect of CAT Telecom’s mobile telecommunications services in central Thailand, an area that covers 25 of Thailand’s 76 provinces. BFKT leases mobile telecommunications equipment and accessories to CAT Telecom and provides CAT Telecom with support and maintenance services in respect of those equipment and accessories. The provision of these services does not require either Hutchison CAT or BFKT to obtain any approval or concession granted by either CAT Telecom or the TOT Corporation. However, BFKT holds approvals granted by the Post and Telegraph Department, which allow it to own the mobile telecommunications equipment and accessories that it has leased to CAT Telecom.

Regulatory framework

The TBA was enacted and became effective on November 17, 2001. The National Telecommunications Business Commission, or NTBC, the regulatory body responsible for administering the TBA and issuing licenses, was officially established on October 1, 2004. However, notwithstanding that the TBA imposes a licensing requirement on entities engaging in a telecommunications business, the NTBC has not yet issued any regulation on issuing of licenses. Thus, no new licenses can be issued and licensing criteria remain unknown. Currently, the NTBC is in the process of establishing its internal administrative structure. The NTBC is also in the process of developing subordinate legislation to govern interconnection charges, allocation of mobile phone numbers and the issuance of licenses to CAT Telecom.

The NTBC is required to issue licenses to CAT Telecom under the TBA in respect of the scope of their business operations. Until the NTBC has issued licenses to CAT Telecom, CAT Telecom is allowed to continue operating its telecommunications businesses in accordance with the rights pursuant to which its business was operated prior to the issuance of the licenses. Under the transitional provisions of the TBA, concessionaires of CAT Telecom are allowed to continue operating their telecommunications businesses in accordance with the rights under their existing concessions prior to the TBA coming into force until termination of such concessions. Concessionaires will have the ability to convert their concessions to licenses under the TBA but are not compelled to do so.

If a concessionaire wishes to convert its concession to a license, it is likely to be bound by the foreign ownership restrictions of the TBA, which are presently more restrictive than those applying to many concessionaries. There is much uncertainty regarding the manner in which concessions may be converted to licenses, as conversion is likely to put to an end the revenue sharing arrangements which provided significant revenue streams for CAT Telecom, and the requisite consent of CAT Telecom is unlikely to be provided unless satisfactory compensation is provided for the loss of ongoing revenue.

The concept of a telecommunications business is widely defined by the TBA and the Frequency Act to mean a business that renders a service of transmission, dissemination or reception of any sign, signal, character, figure, picture, sound, code or any other activity that conveys meaning through a cable system, frequency wave system, light system, any other electromagnetic system, or other systems, whether a single system or several systems consolidated, or a telecommunications business prescribed by law or by the joint commission under the Frequency Act as a telecommunications business. We believe that the current business activities of Hutchison CAT and BFKT do not constitute a telecommunications business that would require a license under the TBA. However, there is currently a lack of certainty as to the scope of activities that may be subject to licensing requirements under the TBA. Similarly, the costs and conditions of obtaining a license are presently unknown, as is the extent of restrictions which the NTBC may place on a licensee.

While we have been advised by Thai legal counsel that our current business activities do not constitute a telecommunications business that requires a license, the NTBC could potentially define some of our existing business activities in Thailand as a telecommunications business, which could require Hutchison CAT or BFKT to obtain one of three types of licenses required to be held by an operator of a telecommunications business. Such licenses are subject to restrictions on foreign investment that Hutchison CAT and BFKT may not be able to meet.

Pending issues

Many aspects faced by telecommunications operators such as interconnection, universal service obligations and tariffs are presently unregulated. However, the TBA and the Frequency Act provide a framework for those issues to be regulated by the NTBC, which will have broad regulatory powers, including the power to:

•	prescribe rules and regulations relating to network access and interconnection;

•	prescribe activities as a telecommunications business (and which require a license);

•	prescribe requirements for license applications including application fees;

•	impose technical standards on telecommunications equipment and accessories; and

•	prescribe and supervise service tariffs and interconnection rates.

Many of these issues are being addressed by the NTBC.

Regulatory enforcement

Penalties for breaching the TBA include seizure of telecommunications equipment if a judgment is made against a person operating a telecommunications business without a license, penalties up to THB10 million, and imprisonment terms of up to five years. If the wrongdoer to be punished under the TBA is a juristic entity, the penalties will also apply to the managing director, managers or persons responsible for the operation of the juristic entity, unless it can be proved that the wrongdoing was committed without their knowledge or consent.

Sri Lanka

In recent years, the Telecommunications Regulatory Commission of Sri Lanka, or TRCSL, has encouraged foreign investment in the telecommunications sector with a goal of expanding teledensity in the country. Foreign investors can invest in the telecommunication industry in Sri Lanka without any restrictions, including 100% ownership of the telecom business.

In order to operate telecommunications systems, a license must be obtained from the Minister of Mass Communications, who will issue it on TRCSL’s recommendation. Lanka currently operates in the 900-MHz band under a license that will expire in 2012. Lanka was required under the license to terminate analog services and switch to GSM technology by June 2004. As discussed above under “—Operating companies review—Other countries—Sri Lanka,” Lanka shut down the existing analog network and completed the rollout of GSM services in the Colombo area on July 1, 2004.

Paraguay

The National Telecommunications Commission of Paraguay, or CONATEL, is charged with the regulation and oversight of all telecommunications activities within Paraguay. CONATEL grants licenses, imposes sanctions, regulates interconnection and proposes tariff regimes and fees.

Licenses to provide mobile telecommunications services are granted for a period of five years, and may be renewed when the licensee has complied with its obligations. Our GSM mobile telecommunications license is valid until January 2009, with the right for an extension for five additional years upon our request. Aside from the licensee fee, all mobile telecommunications operators must pay an annual fee for the use of the spectrum. Likewise, mobile telecommunications operators must pay a commercial exploitation fee of 1% of gross income, the payment of which is made monthly.

The interconnection between public telecom networks is considered of public interest and is therefore compulsory. Interconnection contracts must be in writing and in harmony with the principles of no discrimination, equal access and equality. A detailed description and justification of the interconnection charge calculations must be filed with CONATEL prior to or simultaneously with the creation of the interconnection contracts.

A mobile telecommunications operator may establish and freely modify its tariffs, without a legal maximum tariff. However, this is subject to CONATEL’s intervention if there is proof of anti-competitive practices.

There is no limit for foreign shareholding in a Paraguayan company. However, there are certain limitations as to the transfer of the control of the shareholding. Specifically, the licensee may not transfer in whole or in part its license without the prior approval of CONATEL. The licensee may not carry out any act which would imply the change in control of the licensee or its administration without CONATEL’s prior authorization.

Ghana

The National Communications Authority Act, 1996 (Act 524), or the NCA Act, is the principal legislation governing the telecommunications sector in Ghana. The National Communications Authority, or NCA, is the regulatory authority of the telecommunication sector. The NCA manages and controls the use of the radio frequency spectrum, is the issuing authority of the use of spectrum to mobile telecommunications operators, grants licenses, and provides guidelines on tariffs.

Foreign investors may invest in the telecommunications industry through a Ghanaian registered company or partnership.

Interconnection between telecommunications operators is by agreement between the operators or as determined by the NCA. Interconnection agreements between telecommunications operators are subject to the approval of the NCA. Mobile telecommunications operators set and change tariffs without prior approval of the NCA. They must notify the NCA and the public of tariff rates and its changes.

The NCA has proposed to replace the form of existing licenses of all telecommunications operators with a new standard comprehensive form, and in April 2004, it issued a draft for discussion and comment by all telecommunications operators. The authorized coverage is, and should remain, nationwide. After satisfying certain conditions, we may also obtain permission to operate an international gateway and to offer fixed services.

Macau

The Macau mobile telecommunications market was liberalized in October 2000 when the Office for the Development of Telecommunications and Information Technology, or GDTTI, issued one-year provisional mobile telecommunications licenses that could be extended to a period of eight years. The licenses allow owners to provide and operate 2G networks. We hold a license that allows us to operate on the GSM 900 and GSM 1800 spectrums, which will expire on July 8, 2010. Union Telecom Limited, which we acquired in July 1991, has also held a radio paging license since February 1991.

There are no material conditions imposed on us in respect of the grant of the licenses.

Vietnam

Regulatory framework

The primary legislation which currently regulates the telecommunications sector in Vietnam is the Ordinance on Posts and Telecommunications passed by the Standing Committee of the National Assembly on May 25, 2002, or the Telecoms Ordinance, and the implementing Decree 160 issued on September 3, 2004, or Decree 160. The telecommunications sector is regulated by the Ministry of Post and Telematics, or MPT.

Licensing

The provision of telecommunications services and the establishment of telecommunications networks in Vietnam must be licensed by the MPT. Although all license applications are made to the MPT and the MPT issues the licenses, the final decision on whether to grant a license in the telecommunications sector is ultimately made by the Prime Minister of Vietnam.

A telecommunications license will only be granted to enterprises established under Vietnamese law, which contemplates four main types of enterprises: (i) state-owned enterprises, (ii) private limited companies; (iii) joint-stock (or shareholding) companies; and (iv) foreign-invested enterprises operating within certain sectors. If a foreign company is interested in providing telecommunications services of any kind in Vietnam, it must either invest in, or cooperate with, a Vietnamese enterprise.

Foreign-invested projects involving the construction of public telecommunications networks and telecommunications service provision may only be implemented in the form of a business cooperation contract, or BCC, a form of non-corporate business collaboration in which the Vietnamese partner is a telecommunications enterprise permitted to engage in the relevant business activities. Unlike a corporate joint venture which establishes a joint venture enterprise, a BCC does not allow the incorporation of a company or “enterprise”. A BCC cannot directly employ Vietnamese nationals. All operations must be performed by the Vietnamese partner. Furthermore, as a matter of policy and because most Vietnamese partners in the telecommunications sector are state-owned enterprises, the Vietnamese government may require a minimum level of control or that decision-making rights be granted to the Vietnamese partner.

Hutchison Vietnam has entered into such a BCC with Hanoi Telecommunications, a state-owned enterprise. Hanoi Telecommunications is the holder of a license for the establishment of a ground mobile telecommunications network and the provision of telecommunications services throughout Vietnam. The Ministry of Planning and Investment has granted an investment license in respect of this BCC arrangement for a term of 15 years.

Types of telecommunications services

Decree 160 classifies telecommunications services into two main categories: telephony services and Internet services. Together with Hanoi Telecommunications, we will provide basic and value-added telephony services.

Interconnection charges

Under the Telecoms Ordinance, all licensed telecommunications operators are entitled to connect to any other licensed network on the fulfillment of certain basic conditions. The Prime Minister’s Decision 217 dated October 27, 2003, relating to the regulation of postal and telecommunications service prices, or Decision 217, provides that the Vietnamese government will not interfere with the legal rights of telecommunications enterprises to set their own prices and to compete on prices. Decision 217 specifies that interconnection fees are to be set on a non-discriminatory basis to reflect the actual costs of interconnection and that such rates should be in line with interconnection fees of other countries in the region and around the world. If the parties cannot reach agreement on the terms of interconnection within 45 days, the MPT has the right to determine the dispute.

However, the MPT has retained the power to regulate the prices of services provided by dominant service providers, including the interconnection fees that they may charge. Because control of the network infrastructure remains with Vietnam Posts and Telecommunications Corporation, or VNPT, a dominant service provider controlling approximately 93% of the market, this means that the MPT has the right to determine the interconnection fees involving VNPT while also having the responsibility to resolve any dispute relating to interconnection fees involving VNPT.

Price regulation

The scope for regulatory intervention under the Telecoms Ordinance with respect to service pricing remains significant. In particular, the Prime Minister may determine tariffs for “important telecommunications services” that affect various sectors and socio-economic development – a very wide category, for which there is as yet no official definition. In the absence of criteria for determining what falls into this category, the Prime Minister effectively has full discretion to determine the matter.

B. Property, Plants and Equipment

We and our operating companies own, or control through long-term leases or licenses, properties consisting of plant and equipment used to provide mobile and fixed-line telecommunications services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and/or retail sales locations, customer service centers and research and development facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide mobile and fixed-line telecommunications services. Most of the leased properties are owned by private entities and the balance is owned by municipal entities.

Plant and equipment used to provide mobile and fixed-line communications services consist of:

•	switching, transmission and receiving equipment;

•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	land and buildings; and

•	other miscellaneous properties (work equipment, furniture and plants under construction).

The majority of the lines connecting our services to other telecommunications operators and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

The following table sets forth the total gross floor area of properties held by us and the total gross floor area of properties leased by us as of December 31, 2004, by country, and the principal uses of the properties.

Country	Gross Floor Area of Properties Held(1)	Gross Floor Area of Properties Leased(1)	Principal Uses
Hong Kong	56,022 ft2	813,155 ft2	Offices; staff quarters; retail shops; customer service center
Macau	445 ft2	160,606 ft2	Retail shop; office; staff quarters
India	51,104 ft2	729,625 ft2	Offices; warehouse; retail shops; guest house; staff accomodations
Israel	—	56,247 m2	Office (including parking); call center
Thailand	2,736 m2	23,832 m2	Offices; retail shops
Others(2)	55,627 m2	20,565 m2	Offices; warehouse; switch/call center; staff accomodations

(1)	Does not include cell sites.
(2)	Comprised of Sri Lanka, Paraguay, Ghana, China, United States, Malaysia, Singapore, Taiwan and The Philippines.

Certain properties owned by us in the People’s Republic of China and India, with an aggregate value of HK$5,236 million (US$671 million) are subject to mortgages as collateral for certain of our bank borrowings as of December 31, 2004.

We are subject to various environmental laws in the countries in which we have operations. Compliance with such laws has not had, and in our opinion is not expected to have, a material adverse effect upon the use of our properties, plants or equipment or on our results of operations.

C. History and Development of the Company

Corporate Information

Hutchison Telecommunications International Limited was incorporated in the Cayman Islands on March 17, 2004 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Our principal offices are located at 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong, and our telephone number is +852 2128-3222.

History

We were formed in March 2004 as a subsidiary of Hutchison Whampoa, a conglomerate based in Hong Kong and listed on the main board of the Hong Kong Stock Exchange. Hutchison Whampoa began its telecommunications business in Hong Kong in 1985 with the provision of analog mobile telecommunications services, and subsequently expanded into digital mobile telecommunications services. Since 2000, Hutchison Whampoa has pioneered the development of third-generation mobile telecommunications technology and has rolled out 3G services in a number of countries in Western Europe and in Australia as well as Hong Kong. Set forth below is a summary of the principal telecommunications operations transferred to us upon completion of the restructuring of Hutchison Whampoa’s telecommunications business and subsequent developments.

Hong Kong (including Macau). The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operated its mobile telecommunications business through Hutchison Telecommunications (Hong Kong) Limited, or Hutchison Telecom, and its subsidiaries. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services, under the 3 brand. Since May 31, 2004, all of Hutchison Whampoa’s mobile telecommunications services in Hong Kong have been offered under the 3 brand. In August 2001, the Hutchison Whampoa group launched GSM dualband mobile telecommunications services under the brand of Hutchison Telecom in Macau.

The Hutchison Whampoa group also provides fixed-line telecommunications services in Hong Kong through Hutchison Global Communications under the brands HGC and Hutchison Global Communications. Hutchison Global Communications obtained its license in 1995. In March 2004 the Hutchison Whampoa group acquired a 52.5% interest in Hutchison Global Communications Holdings through the acquisition by Hutchison Global Communications Holdings of a wholly-owned subsidiary of Hutchison Whampoa, operating its fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes. In May 2005 it was announced that we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings through the cancellation of Hutchison Global Communications Holdings shares not already held by us. If the privatization becomes effective, the listing on the Hong Kong Stock Exchange of all Hutchison Global Communications Holdings shares will be withdrawn. This proposal was made on June 7, 2005.

India. The Hutchison Whampoa group’s presence in India began in February 1992 when Hutchison Whampoa, together with an Indian partner, established a company which in 1994 was awarded a license to provide mobile telecommunications services in Mumbai (formerly Bombay). Commercial operations began in late November 1995. At the time of the restructuring, the Hutchison Whampoa group had acquired interests in six mobile telecommunications operators with a total of 13 out of India’s 23 service areas. Hutchison Whampoa’s mobile telecommunications services have been provided in India under the Hutch and Orange brands.

On November 1, 2004, we received the approval of the Indian government’s Foreign Investment Promotion Board to proceed with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company. On February 1, 2005, we completed the consolidation of our Indian operating companies, as a result of which five of our operating companies in India were consolidated under Hutchison Max. Following the completion of the consolidation, we held an aggregate direct and indirect interest of approximately 56% in Hutchison Max.

Israel. The Hutchison Whampoa group established its presence in Israel in September 1997 when Hutchison Whampoa, together with local investors, formed Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq and traded on the London Stock Exchange. Partner provides mobile telecommunications services under the Orange brand. In April 2005, Partner became a subsidiary of our company following the completion of a share buyback by Partner, as a result of which our equity interest in Partner increased from 42.9% to 52.2%.

Thailand. The Hutchison Whampoa group commenced operations in Thailand in February 2003 when Hutchison CAT, our joint venture with CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the Hutch brand under a marketing service agreement running until April 21, 2015.

Other countries.

•	In August 1997, the Hutchison Whampoa group acquired a 100% interest in Lanka in Sri Lanka.

•	In mid-2000, the Hutchison Whampoa group acquired 100% of the equity (in which we hold a 95% beneficial interest) of Hutchison Paraguay in Paraguay. In May 2005, we entered into a conditional agreement with a subsidiary of América Móvil, S.A. to sell all of our interest in Hutchison Paraguay, which we expect to complete in the third quarter of 2005.

•	In 1998, the Hutchison Whampoa group acquired an 80% interest in Kasapa in Ghana. In January 2005, our equity and voting interest in Kasapa increased from 80% to 100%. Kasapa also received a 15-year replacement license effective December 2, 2004 authorizing the provision of mobile cellular service on its present 800 MHz spectrum. Kasapa proposes to offer CDMA service under this new license.

•	In July 2004 we entered into a business cooperation contract with Hanoi Telecommunications, which holds a license and frequency allocation for Vietnam. In February 2005, we received from the Ministry of Planning and Investment of Vietnam an investment license approving the business cooperation contract.

•	In March 2005, we entered into a conditional agreement to acquire a 60% equity interest in Cyber Access Communications, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia. The completion of the acquisition is subject to various conditions, including Indonesian regulatory approvals.

The Restructuring

Prior to the listing in October 2004 of our shares on the main board of the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange, a number of steps were taken to transfer companies within the Hutchison Whampoa group to us in preparation for such listings as well as to effect a harmonization of the group structure. The objective of the restructuring was to establish our company as a holding company for some of the Hutchison Whampoa group’s telecommunications interests.

In summary, the effect of the restructuring, which was completed in September 2004, was as follows:

•	The Hutchison Whampoa group’s telecommunications interests in Hong Kong and Macau, Thailand, Sri Lanka, Paraguay, Ghana and India were transferred under the ownership of a newly incorporated British Virgin Islands intermediate holding company, HTI (BVI) Holdings Limited.

•	The Hutchison Whampoa group’s telecommunications interests in Israel and Hutchison Vietnam were consolidated under the ownership of another British Virgin Islands holding company, Amber International Holdings Inc., or Amber International.

•	The Hutchison Whampoa group will continue to operate its existing 2G mobile telecommunications businesses in Australia and Argentina and its 3G mobile telecommunications businesses in Western Europe and Australia through its other subsidiaries and affiliates. We currently are controlled by Hutchison Whampoa.

•	Certain companies within the Hong Kong and Macau group, and within the India group, were transferred out to remain with the retained business of the Hutchison Whampoa group, because they were retained businesses of the Hutchison Whampoa group or operations that do not form part of our operations.

•	Amber International was transferred to and became 100% owned by a newly incorporated Cayman Islands company, Hutchison Telecommunications International (Cayman) Holdings Limited, or Hutchison Telecommunications International Cayman.

•	The loans provided by Hutchison Whampoa and its affiliates to our operating companies were restructured, such that the loans to our Hong Kong operating companies were transferred by Hutchison Whampoa and its affiliates to a newly incorporated Hong Kong company, Hutchison Telecommunications International (HK) Limited, or Hutchison Telecommunications International HK, and the loans to our non-Hong Kong operating companies were transferred by Hutchison Whampoa and its affiliates to Hutchison Telecommunications International Cayman.

•	All of the shares in Hutchison Telecommunications International HK and Hutchison Telecommunications International Cayman were transferred to us, and those companies became our 100% owned subsidiaries. Substantially all of the net loans to Hutchison Telecommunications International HK and Hutchison Telecommunications International Cayman were capitalized. In consideration for the transfer of such shares and capitalization of such loans, a total of 4,499,999,844 shares were allotted and issued to Hutchison Telecommunications Investment Holdings Limited, or Hutchison Telecommunications Investment, as fully paid.

As part of the restructuring, we have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined to include the European Union prior to its enlargement in 2004 and other countries such as Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada and Argentina (unless and until we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A., or Hutchison Argentina). Our territory will cover all the remaining countries of the world.

The restrictions under the non-competition agreement will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless on Hutchison Whampoa’s cessation of interest another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will fall away immediately upon Hutchison Whampoa’s cessation of interest. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation). For more information about the terms of this agreement, see “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Non-competition agreement.”

Capital Expenditures and Divestitures

Our capital expenditures in 2002, 2003 and 2004 have been for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses. The amounts of capital expenditures for these periods, broken out by geographical segment, are set out in “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditure.” We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates and borrowings from the Hutchison Whampoa group of companies. As a result of the restructuring, we expect that going forward, we will meet our financing needs primarily through cash flow from our operating activities and borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by our company. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

In May 2005, we entered into a conditional agreement to sell all of our interest in our operations in Paraguay. The sale is subject to regulatory approvals and other conditions. We expect the sale to be completed in the third quarter of 2005. In 2004, we completed a placement of shares of Hutchison Global Communications Holdings, reducing our ownership to 52.5%. In 2002, NEC acquired a 5% interest in the share capital of each of Hutchison 3G HK Holdings Limited, Hutchison 3GHK, Hutchison 3GHK Services, Hutchison Telephone and Hutchison Macau, our subsidiaries in Hong Kong and Macau.

D. Organizational Structure

We are an indirect subsidiary of Hutchison Whampoa, which currently owns approximately 74.3% of our outstanding ordinary shares. Prior to June 23, 2005, Hutchison Whampoa owned approximately 70.2% of our outstanding ordinary shares. As described further in “Major Shareholders and Related Party Transactions—Major Shareholders,” NTT DoCoMo exercised an option as a result of which on June 23, 2005, Hutchison Whampoa purchased shares of our company held by NTT DoCoMo, which increased Hutchison Whampoa’s interest in our current issued share capital to approximately 74.3%.

Hutchison Whampoa is a conglomerate based in Hong Kong and listed on the main board of the Hong Kong Stock Exchange. It operates five core business divisions around the world. The five divisions are: (1) ports and related services; (2) property and hotels; (3) retail and manufacturing; (4) energy, infrastructure, finance and investments; and (5) telecommunication. We were formed as part of the restructuring by Hutchison Whampoa of its telecommunications business, as described in “—History and Development of the Company—The Restructuring.”

We are a holding company for the following significant subsidiaries as of December 31, 2004:

Name of Company	Place of incorporation	Percentage of beneficial interest attributable to the Group
Aircel Digilink India Limited (Notes 1, 2)	India	59%
BFKT (Thailand) Limited (Note 3)	Thailand	49%
Fascel Limited (Notes 1, 2)	India	66%
HCL Network Partnership	Hong Kong	53%
Hutchison 3G HK Limited	Hong Kong	71%
Hutchison 3G Services (HK) Limited	Hong Kong	71%
Hutchison CAT Wireless MultiMedia Limited (formerly known as Tawan Mobile Telecom Company Limited) (Note 3)	Thailand	36%
Hutchison Essar South Limited (formerly known as Barakhamba Sales & Services Limited) (Notes 1, 2)	India	74%
Hutchison Essar Telecom Limited (formerly known as Sterling Cellular Limited) (Note 2)	India	49%
Hutchison Global Communications Limited	Hong Kong	53%
Hutchison GlobalCentre Limited (formerly known as Pretty Skill Limited)	Hong Kong	53%
Hutchison-Management of Telecommunication Services, Limited	Macau	100%
Hutchison Max Telecom Limited (Note 2)	India	49%
Hutchison MultiMedia Services Limited	Hong Kong	53%
Hutchison MultiMedia Services (Thailand) Limited (formerly known as Loxley Pagephone Company Limited)	Thailand	100%
Hutchison Telecom East Limited (formerly known as Usha Martin Telekom Limited) (Notes 1, 2)	India	59%
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	100%
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	100%
Hutchison Telecommunications Paraguay S.A.	Paraguay	95%
Hutchison Telecommunication Services Limited (formerly known as Hutchison Telecommunications Retail Services Limited)	Hong Kong	100%
Hutchison Telephone Company Limited	Hong Kong	71%
Hutchison Telephone (Macau) Company Limited	Macau	71%
Hutchison Teleservices Overseas Limited (formerly known as Hutchison Teleservices (BVI) Limited)	British Virgin Islands	100%
Hutchison Teleservices (HK) Limited	Hong Kong	100%
Kasapa Telecom Limited (formerly known as Celltel Limited)	Ghana	80%
Hutchison Telecommunications Lanka (Private) Limited (formerly known as Lanka Cellular Services (Private) Limited)	Sri Lanka	100%
Telecom Investment India Private Limited (Note 2)	India	49%
Union Telecom Limited	Macau	80%
Usha Martin Telematics Limited (Notes 1, 2)	India	79%
Hutchison Global Communications Holdings Limited (formerly named Vanda Systems & Communications Holdings Limited))	Bermuda	53%
Wizdom Technology Limited	China	100%

Note 1: We hold 49% or less of direct equity interest in each of these companies. The percentages disclosed above include our indirect equity interests.

Note 2: The company is a subsidiary company because we, by virtue of its funding or financing arrangement, bear the majority of the economic risks and are entitled to the majority of its rewards on a long term basis from a combination of some of the following factors:

•	our direct and indirect economic shareholdings which results in our holding in some cases more than 50% of the economic interest in the operation;

•	non-voting preference shareholdings with redemption premium features that provides us with additional economic rewards;

•	our sole counter-indemnity to the Hutchison Whampoa group for the guarantees it has solely provided to our non-wholly owned Indian operating businesses disproportionate to our economic interest in these businesses; and

•	commitment to provide financial support for third party shareholders of the operating companies.

Note 3: In addition to our 49.0% and 36.2% beneficial interest in each of BFKT and Hutchison CAT respectively as disclosed above, we also hold call options over 51.0% and 30.3% beneficial interest in each of BFKT and Hutchison CAT, respectively.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differs in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net (loss) profit attributable to shareholders and shareholders’ (deficits) equity to US GAAP, see Note 37 to our accounts.

We had total turnover of HK$14,960 million (US$1,918 million) in 2004, representing an increase of 48.1% from total turnover of HK$10,104 million in 2003. The increase was mainly due to strong growth in turnover from our India and Thailand mobile operations resulting from strong growth in our customer base together with consolidation for the first time of the results of Vanda (since renamed Hutchison Global Communications Holdings), in which we acquired a majority interest in March 2004. In particular, turnover from our India operations increased by 57.7% from HK$4,497 million in 2003 to HK$7,093 million (US$909 million) in 2004.

Our total operating profit increased by 113.9% to HK$1,859 million (US$238 million) in 2004 from HK$869 million in 2003. This increase was primarily attributable to a one-time gain of HK$1,300 million (US$167 million) generated from the placement of shares in Hutchison Global Communications Holdings, as described below. Excluding the one-time gain, our operating profit declined by 35.7% to HK$559 million (US$72 million) because operating expenses increased by 54.2% as described below. These increased operating expenses were offset in part by increases in operating profit from our India operations and Partner, our mobile telecommunications operator in Israel in which we held an approximately 42.9% interest, and a reduced operating loss from our Thailand operations. Our operating profit margin, excluding associated companies, increased from 2.8% in 2003 to 7.4% in 2004.

Our operating expenses increased by 54.2% from HK$9,826 million in 2003 to HK$15,154 million (US$1,943 million) in 2004. The increase was primarily attributable to expenditures associated with higher levels of activity in our business, as well as the consolidation of Vanda’s operating expenses into our consolidated results for the first time, charges in relation to certain restructuring activities and impairments that took place in 2004, the inclusion of several start up operations in 2004, increased depreciation and amortization due to the commercial launch of 3G operations in Hong Kong and a full year’s depreciation from Thailand operations which we launched in February 2003. Excluding charges relating to restructuring activities and impairments, operating expenses grew approximately in line with the increase in turnover that we experienced during the same period.

Basis of Preparation of Financial Statements

We were formed in March 2004 in preparation for a restructuring by Hutchison Whampoa during the third quarter of 2004. In connection with the restructuring, Hutchison Whampoa and a number of its affiliates transferred to us their holdings in certain mobile and fixed-line telecommunications businesses. We also issued additional ordinary shares as a part of the restructuring to capitalize substantially all of the outstanding loans from the Hutchison Whampoa group, net of receivables from such companies, in the aggregate amount of HK$20,869 million (US$2,676 million).

The restructuring has been accounted for as a reorganization of businesses under common control, in a manner similar to a pooling of interests. Our consolidated financial statements have been prepared as if our company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all years presented, and include the accounts of the direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring. The results of operations of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during a year are included in our consolidated financial statements commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be. See Note 2 to our accounts.

Certain figures for 2002 and 2003 have been reclassified to conform with the current year’s presentation. In particular, interest income has been reclassified to net off with interest and other finance costs, and shown as interest and other finance cost, net.

We group our subsidiaries into the following five business segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile;

•	Hong Kong fixed-line;

•	India;

•	Thailand; and

•	Others.

The results of operations of our Macau mobile business are aggregated with our Hong Kong mobile business because our Macau mobile operating company is a subsidiary of our Hong Kong mobile operating company, shares the same management and is significantly smaller, in terms of financial results and customer numbers.

In March 2004, Vanda acquired 100% of our fixed-line and data center businesses, and was renamed Hutchison Global Communications Holdings. Our stake in Hutchison Global Communications Holdings increased to 78.9% of the enlarged share capital of Hutchison Global Communications Holdings. As of March 2004, Hutchison Global Communications Holdings was accounted for as our consolidated subsidiary. Previously, we held only a 37.1% interest in Vanda and accounted for its results using the equity accounting method. Subsequently, following a placement of our shares in Hutchison Global Communications Holdings, our stake in Hutchison Global Communications Holdings decreased to 52.5% and we recognized a one-time gain of HK$1,300 million (US$167 million).

“Others” comprises our Sri Lanka, Paraguay and Ghana operations and our corporate office.

In 2004, we decided to early adopt Hong Kong Financial Reporting Standards 3, Hong Kong Accounting Standards 36 and 38 in respect of business combinations, impairment of assets and intangible assets. In our interpretation of these standards there is an impact on our 2004 results, which is explained further in our Critical Accounting Policies and Note 3 to the accounts.

Results of Operations

The following table presents, for the years indicated, the amounts and percentages of turnover of the major line items in our consolidated profit and loss account:

	Year ended December 31,
	2002		2003		2004
	(HK$ millions, except percentages)
Turnover	$7,654	100.0%	$10,104	100.0%	$14,960	100.0%
Operating expenses
Cost of inventories sold	533	7.0	547	5.4	1,400	9.4
Staff costs	995	13.0	1,081	10.7	1,597	10.7
Depreciation and amortization	1,696	22.1	2,262	22.4	3,059	20.4
Other operating expenses	4,803	62.7	5,936	58.7	9,098	60.8
Profit on partial disposal of a subsidiary company	278	3.6	—	—	1,300	8.7

Operating profit (loss) of the Company and subsidiary companies	(95)	(1.2)	278	2.8	1,106	7.4
Share of profits less losses of associated companies	336	4.4	591	5.8	753	5.0
Share of profits less losses of jointly controlled entities	(22)	(0.3)	—	—	—	—

Operating profit	219	2.9	869	8.6	1,859	12.4
Interest and other finance costs, including share of associated companies and jointly controlled entities, net	1,000	13.1	970	9.6	1,054	7.0

Profit (loss) before taxation	(781)	(10.2)	(101)	(1.0)	805	5.4
Current taxation charge	6	0.1	22	0.2	105	0.7
Deferred taxation charge (credit)	156	2.0	(195)	(1.9)	384	2.6

Profit (loss) after taxation	(943)	(12.3)	72	0.7	316	2.1
Minority interests	43	0.6	286	2.8	244	1.6

Net profit (loss) attributable to shareholders	$(986)	(12.9)%	$(214)	(2.1)%	$72	0.5%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Group results

Turnover

Our turnover increased by 48.1% from HK$10,104 million in 2003 to HK$14,960 million (US$1,918 million) in 2004. The increase was mainly due to strong growth in our mobile customer base, which increased from approximately 8.5 million as of December 31, 2003 to approximately 12.6 million as of December 31, 2004. All of our operating companies reported an increase in turnover in 2004 with particularly strong growth in India. Our India operations accounted for 47.4% of our total turnover in 2004, compared to 44.5% in 2003. As our Thailand operations moved into their first full year of operations, the percentage of our total turnover derived from them rose from 3.5% in 2003 to 8.1% in 2004. Our Hong Kong fixed-line operations, after the consolidation of Vanda’s results for the first time, accounted for 18.1% of our turnover in 2004, compared to 16.1% in 2003. Turnover from our Hong Kong mobile operations declined as a percentage of our total turnover from 34.5% in 2003 to 24.8% in 2004.

Turnover from mobile services accounted for 79.3% of total turnover while turnover from fixed line and other services accounted for 18.1%. Telecommunication products, which are principally handsets and accessory sales, represented 2.6% of total turnover.

Operating profit

Our operating profit increased from HK$869 million in 2003 to HK$1,859 million (US$238 million) in 2004. The increase was due primarily to a one-time gain of HK$1,300 million (US$167 million) from the placement of shares of Hutchison Global Communications Holdings. Excluding the one-time gain, our operating profit declined by 35.7% from HK$869 million in 2003 to HK$559 million (US$72 million) in 2004 because operating expenses increased by 54.2%. This increase was due to a combination of activity related increases, the impact of start up operations and restructuring and impairment charges, which was offset by the lower amortization expenses resulting from the net effect of early adoption of HKFRS 3 and HKAS 38 from January 1, 2004 as described below. These increased operating expenses were offset in part by increases in operating profit from our India operations and Partner, and a reduction in operating loss from our Thailand operations. Our operating profit margin excluding associated companies increased from 2.8% in 2003 to 7.4% in 2004. Our US GAAP operating profit does not include the results of our associated companies.

The following table presents, for the years indicated, a breakdown of operating expenses and percentage change from year to year:

	Year ended December 31,		% Change
	2003	2004
	(HK$ millions)
Cost of inventories sold	$547	$1,400	155.9%
Staff costs	1,081	1,597	47.7
Depreciation and amortization	2,262	3,059	35.2
Other operating expenses	5,936	9,098	53.3

Operating expenses	$9,826	$15,154	54.2%

The rise in operating expenses was primarily attributable to expenditures associated with higher levels of activity in our business. Excluding charges relating to restructuring activities and impairments, operating expenses grew approximately in line with the increase in turnover that we experienced during the same period.

Cost of inventories sold increased by 155.9% from HK$547 million in 2003 to HK$1,400 million (US$179 million) in 2004, mainly due to the consolidation of Vanda into our Hong Kong fixed-line and other operations for the first time. Vanda had cost of inventories of HK$597 million (US$77 million) for 2004, whereas our Hong Kong fixed-line and other operations had no cost of inventories sold in 2003. Excluding Vanda, cost of inventories sold increased by 46.8%, reflecting the launch of 3G operations in Hong Kong and the ramp up in operations in Thailand and stayed constant at 5.4% of total turnover in 2003 and 2004.

Staff costs increased by 47.7% from HK$1,081 million in 2003 to HK$1,597 million in 2004 (US$205 million), mainly due to increased staff costs resulting from growth in our business, restructuring costs, as well as the increase related to our initial consolidation of Vanda. As a percentage of total turnover, staff costs remained stable at 10.7% in both 2003 and 2004, reflecting growth in staff in line with growth in total turnover.

Depreciation and amortization expenses increased by 35.2% from HK$2,262 million in 2003 to HK$3,059 million (US$392 million) in 2004. This increase was mainly attributable to the increase in our fixed assets as a result of the network build-out in all of our operations. In addition, the launch of 3G services in Hong Kong in January 2004 resulted in the commencement of depreciation charges and amortization of customer acquisition costs in 2004. However, because of the early adoption of HKFRS 3 and HKAS 38 from January 1, 2004, goodwill amortization expenses decreased by HK$540 million (US$69 million) in 2004 whereas the amortization of telecommunication customer acquisition costs increased by HK$260 million (US$33 million) in 2004, resulting in a net decrease of HK$280 million (US$36 million) in amortization expenses. Primarily as a result of this decrease, depreciation and amortization expenses decreased from representing 22.4% of our total turnover in 2003 to 20.4% in 2004.

The following table presents, for the years indicated, a breakdown of other operating expenses:

	Year ended December 31,
	2003	2004
	(HK$ millions)
Costs of services provided	$4,195	$6,389
General administration and distribution costs	1,706	1,949
Impairment loss on fixed assets	—	142
Write-off of telecommunications customer acquisition costs	234	150
Cost directly related to construction of network capitalized to fixed assets	(333)	(531)
Others	134	999

Other operating expenses	$5,936	$9,098

Other operating expenses increased by 53.3% from HK$5,936 million in 2003 to HK$9,098 million (US$1,166 million) in 2004. The main component of other operating expenses was costs of services provided, comprised of network costs and associated network operating costs, which increased by 52.3% from HK$4,195 million in 2003 to HK$6,389 million (US$819 million) in 2004. The increase in costs of services provided was mainly attributable to continued growth in our customer base, which resulted in significant increases in interconnection, roaming and IDD charges. Other contributing factors were the continued build-out of networks, which resulted in increased rental fees for cell sites and leased lines, as well as the consolidation of Aircel Digilink India Limited, an Indian mobile telecommunication operator which we acquired in August 2003, and the consolidation of Vanda. The increase in other operating expenses was also partly due to the increase in general, administration and distribution costs by 14.2% from HK$1,706 million in 2003 to HK$1,949 million (US$250 million) in 2004. Another factor contributing to the increase in other operating expenses was certain costs in respect of restructuring that took place in 2004, including a charge of HK$142 million (US$18 million) in respect of an impairment loss on telecommunication and network equipment. The write-off of telecommunications customer acquisition costs arises as a consequence of our policy of capitalizing customer acquisition costs for postpaid customers. The customer acquisition cost capitalized is amortized over the minimum enforceable contract life under HKAS 38. Where a customer leaves the network before the end of the contract life, the unamortized balance of that customer acquisition costs is immediately expensed. In 2004 there was a charge of HK$150 million (US$19 million) in respect of such charges (2003—HK$234 million).

Share of profits less losses of associated companies

This item reflects our share, under the equity method of accounting, of the profits net of losses of our associated companies, being principally Partner. In 2004, our share of profits less losses of associated companies increased by 27.4% to HK$753 million (US$97 million) from HK$591 million in 2003. This increase principally reflected an increase in the operating profit of Partner, which was primarily due to customer growth in Partner’s operations in Israel.

Interest and other finance costs, net

Interest and other finance costs, net, principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as our share of the interest and other finance costs of our associated companies, including Partner. Interest and other finance costs, net, increased by 8.7% from HK$970 million in 2003 to HK$1,054 million (US$135 million) in 2004, primarily due to higher levels of debt used to finance the expansion of our operations. HK$178 million (US$23 million) related to interest paid on loans from the Hutchison Whampoa group, which were subsequently capitalized as part of the restructuring.

(Loss) profit before taxation

We recorded a profit before taxation of HK$805 million (US$103 million) in 2004, compared to a loss before taxation of HK$101 million in 2003. Profit before taxation in 2004 included a one-time gain of HK$1,300 million (US$167 million). Excluding this one-time gain, we would have recorded a loss before taxation in 2004 of HK$495 million (US$63 million).

Current and deferred taxation charges (credits)

We recorded a net taxation charge of HK$489 million (US$63 million) in 2004, compared to a net taxation credit of HK$173 million in 2003. Of these amounts, HK$105 million (US$13 million) and HK$22 million were attributable to current taxation for 2004 and 2003, respectively. The current taxation charges for both years were due principally to the application of tax loss carry-forward rules in India.

We recorded a net deferred taxation charge of HK$384 million (US$49 million) in 2004, compared to a net deferred taxation credit of HK$195 million in 2003. The net deferred taxation charge related to each of our India and Hong Kong mobile operations as well as Partner, where we had historical losses and applied our carry-forward losses to our tax positions as offsets.

Net profit (loss) attributable to shareholders

As a result of the foregoing, we recorded a profit after taxation of HK$316 million (US$41 million) in 2004, compared to a profit after taxation of HK$72 million in 2003.

We recorded a profit attributable to shareholders of HK$72 million (US$9 million) in 2004, compared to a loss attributable to shareholders of HK$214 million in 2003. Excluding the one-time gain of HK$1,300 million (US$167 million), we would have recorded a net loss attributable to shareholders of HK$1,228 million (US$157 million) in 2004.

Results of our operating companies

Turnover

The following table presents, for the years indicated, a breakdown of turnover by our five business segments and the percentage of total turnover accounted for by each segment:

	Year ended December 31,
	2003		2004
	(HK$ millions, except percentages)
Hong Kong mobile	$3,485	34.5%	$3,714	24.8%
Hong Kong fixed-line	1,628	16.1	2,701	18.1
India	4,497	44.5	7,093	47.4
Thailand	355	3.5	1,219	8.1
Others	139	1.4	233	1.6

Turnover	$10,104	100.0%	$14,960	100.0%

•	Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 24.8% of our total turnover in 2004, compared to 34.5% in 2003. Turnover increased by 6.6% from HK$3,485 million in 2003 to HK$3,714 million (US$476 million) in 2004. Our customer base grew 12.2% from approximately 2.0 million as of December 31, 2003 to approximately 2.2 million as of December 31, 2004, but the increase in customers resulted largely from 3G customers who joined the network towards the end of 2004. The addition of the new 3G customers and the higher tariff associated with 3G services helped to partly offset reductions that we made to tariff for 2G service in response to the ongoing pressure of discounts offered by our competitors throughout the year. In addition, turnover was lower in 2003 as our business suffered from the effects of the outbreak in Hong Kong of severe acute respiratory syndrome (SARS), which led to temporarily lower roaming turnover as visits to and outside Hong Kong by business and leisure travelers decreased during that period.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 18.1% of our total turnover in 2004, compared to 16.1% in 2003. Turnover from our Hong Kong fixed-line operations increased by 65.9% from HK$1,628 million in 2003 to HK$2,701 million (US$346 million) in 2004. This increase was primarily due to the first time consolidation of the results of Vanda, in which we acquired a majority interest in March 2004. In addition, we achieved increased turnover from our international and local bandwidth, local and international voice and residential broadband services as the result of growth in the number of voice and broadband customers.

•	India operations. Our India operations accounted for 47.4% of our total turnover in 2004, compared to 44.5% in 2003. Turnover from our India operations increased by 57.7% from HK$4,497 million in 2003 to HK$7,093 million (US$909 million) in 2004, primarily due to an increase in the total number of customers from approximately 4.1 million in 2003 to approximately 7.2 million in 2004. Turnover growth was also supported by an increase in the percentage of postpaid customers, who typically generate higher average revenues per user than prepaid customers, from 22.1% of total customers in India at the end of 2003 to 29.8% at the end of 2004.

•	Thailand operations. Our Thailand operations accounted for 8.1% of our turnover in 2004, compared to 3.5% in 2003. Turnover from our Thailand operations increased by 243.4% from HK$355 million in 2003 to HK$1,219 million (US$156 million) in 2004, which was attributable to a significant increase in our customer base and to receiving turnover for 12 months in 2004 compared to only 10 months in 2003. We began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. As of December 31, 2004, the Hutch brand service had approximately 615,000 subscribers, compared to approximately 224,000 as of December 31, 2003, representing an increase of 174.6%.

•	Other operations. Turnover from other operations consisted of turnover from our mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. These operations collectively accounted for 1.6% of our turnover in 2004, compared to 1.4% in 2003. Turnover from other operations increased by 67.6% from HK$139 million in 2003 to HK$233 million (US$30 million) in 2004. This increase was primarily due to an increase in the number of customers in Sri Lanka and Paraguay.

Operating profit

The following table presents, for the years indicated, a breakdown of operating profit by our five business segments, as well as profit on partial disposal of a subsidiary company and share of profits less losses of associated companies, and the percentage of total operating profit accounted for by each segment or line item:

	Year ended December 31,
	2003		2004
	(HK$ millions, except percentages)
Hong Kong mobile	$606	69.7%	$(534)	(28.7)%
Hong Kong fixed-line	230	26.5	218	11.7
India	670	77.1	1,344	72.3
Thailand	(1,113)	(128.1)	(1,071)	(57.6)
Others	(115)	(13.2)	(151)	(8.1)
Profit on partial disposal of a subsidiary company	—	—	1,300	69.9

Subtotal	278	32.0	1,106	59.5
Share of profits less losses of associated companies	591	68.0	753	40.5

Operating profit	$869	100.0%	$1,859	100.0%

The following table presents, for the years indicated, a breakdown of operating expenses by our five business segments and the percentage of operating expenses accounted for by each segment:

	Year ended December 31,
	2003		2004
	(HK$ in millions, except percentages)
Hong Kong mobile	$2,879	29.3%	$4,248	28.0%
Hong Kong fixed-line	1,398	14.2	2,483	16.4
India	3,827	39.0	5,749	38.0
Thailand	1,468	14.9	2,290	15.1
Others	254	2.6	384	2.5

Operating expenses	$9,826	100.0%	$15,154	100.0%

•	Hong Kong mobile operations. Our Hong Kong mobile operations recorded an operating profit of HK$606 million in 2003, which declined to an operating loss of HK$534 million (US$68 million) in 2004. The operating profit margin of our Hong Kong mobile operations decreased from a positive margin of 17.4% in 2003 to a negative margin of 14.4% in 2004. These declines were mainly the result of a 47.6% increase in operating expenses, from HK$2,879 million in 2003 to HK$4,248 million (US$545 million) in 2004. The increase in operating expenses was primarily attributable to the launch of our 3G business in 2004. Hong Kong staff costs increased by 64.5% as a result of the launch of 3G services and the continued growth in 2G services, as well as costs associated with restructuring. Further, in 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) announced a three-year moratorium upon expiry of our CDMA license in 2005, in order for us to migrate our CDMA customers to 2G or 3G networks. See “Information on the Company—Business Overview—Regulation—Hong Kong.” In addition, as part of our cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the moratorium and the outsourcing, we recorded an impairment loss on telecommunications and network equipment of HK$142 million (US$18 million) for the year ended December 31, 2004.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations recorded an operating profit of HK$218 million (US$28 million) in 2004 compared to an operating profit of HK$230 million in 2003. The operating profit margin was 8.1% in 2004 compared to 14.1% in 2003. The decline in operating profit and margin was the result of an increase in our operating expenses. Our operating expenses increased by 77.6% from HK$1,398 million in 2003 to HK$2,483 million (US$318 million) in 2004. The increase in operating expenses was attributable to increased costs of inventories sold, mainly due to the consolidation of Vanda, which had cost of inventories sold of HK$597 million (US$77 million) for 2004, compared to no cost of inventories sold for our fixed-line operations in 2003. Hong Kong fixed-line continued to expand its footprint in 2004, which increased its depreciation and amortization expenses by 11.2% from HK$437 million in 2003 to HK$486 million (US$62 million) in 2004.

•	India operations. Operating profit from our India operations increased by 100.6% from HK$670 million in 2003 to HK$1,344 million (US$172 million) in 2004 and the operating profit margin increased from 14.9% in 2003 to 18.9% in 2004. The increases mainly reflected the business growth in our India operations, strong operating performance and lower depreciation and amortization expenses resulting from a change in accounting policies on goodwill. Operating expenses from our India operations increased by 50.2% from HK$3,827 million in 2003 to HK$5,749 million (US$737 million) in 2004. The increase in operating expenses was attributable to the continued growth of our business in India, and therefore increased network and other associated network operating costs and offset by the decrease in amortization expenses resulting from the early adoption of HKFRS 3 from January 1, 2004. Further, our operating costs increased as a result of our acquisition of Aircel Digilink India Limited in August 2003 and the continued build-out of networks in Chennai, Karnataka, Andhra Pradesh, Rajasthan, Haryana, Uttar Pradesh (East), Punjab, Uttar Pradesh (West) and West Bengal.

•	Thailand operations. Operating loss from our Thailand operations decreased from HK$1,113 million in 2003 to HK$1,071 million (US$137 million) in 2004 as the customer base continued to grow, which resulted in an increase in turnover and improvement in operating results. Operating expenses from our Thailand operations increased by 56.0% from HK$1,468 million in 2003 to HK$2,290 million (US$294 million) in 2004. The increase in operating expenses was attributable to increased staff costs and depreciation and amortization expenses, which was in part attributable to incurring full year operating expenses in 2004 compared to 10 months start-up costs in 2003. Our depreciation and amortization expenses increased by 159.3% from HK$305 million to HK$791 million (US$101 million) mainly due to the early adoption of HKAS 38 from January 1, 2004.

•	Other operations. Operating loss from our other operations increased to HK$151 million (US$19 million) in 2004 from HK$115 million in 2003 and consisted of operating profit from our operation in Ghana and operating losses from our operations in Sri Lanka and Paraguay as well as operating expenses of our Corporate Office. Operating expenses from our other operations increased by 51.2% from HK$254 million in 2003 to HK$384 million (US$49 million) in 2004. Of this amount, other operating expenses increased by 89.9% in 2004, due mainly to the inclusion of our Corporate Office expenses, which was established in March 2004.

Share of profits less losses of associated companies

Our share of profits less losses of associated companies increased by 27.4% from HK$591 million in 2003 to HK$753 million (US$97 million) in 2004. This increase principally reflected an increase in the operating profit of Partner. As of December 31, 2004, we owned approximately 42.9% of Partner.

Partner’s operating profit for 2004 was NIS1,019 million (equivalent to HK$1,844 million), an increase of 19.2% from NIS855 million (equivalent to HK$1,458 million or US$187 million) in 2003. Partner’s turnover increased by 15.1% from NIS4,468 million (equivalent to HK$7,622 million) in 2003 to NIS5,141 million (equivalent to HK$9,305 million or US$1,193 million) in 2004. This increase was primarily due to increased revenue from services (including data and content) and equipment.

Partner’s operating costs increased by 14.1% to NIS4,121 million (equivalent to HK$7,459 million or US$956 million) from NIS3,613 million (equivalent to HK$6,164 million) in 2003. The increase in 2004 as compared to 2003 resulted primarily from the increase in service revenues, as the higher level of service revenues, driven by increased minutes of use, resulted in higher variable costs including inter-carrier termination fees and transmission, and the increased depreciation and amortization which were recorded since Partner commercially launched its 3G services on December 1, 2004, higher distribution and advertising costs in response to increasing competition and the introduction of Partner’s 3G network and a larger provision for doubtful accounts resulting from the increased volume of handset sales, compensation costs under the new stock option plan, and costs incurred in Partner’s attempt to purchase a controlling interest in Matav and a write-off of legal and accounting fees incurred in 2001 in preparing Partner’s shelf registration with the United States Securities and Exchange Commission.

Hong Kong dollar equivalents for these purposes are calculated using an effective average exchange rate of HK$1.706=NIS1.00 for 2003 and HK$1.810=NIS1.00 for 2004, respectively.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Group results

Turnover

Our turnover increased by 32.0% from HK$7,654 million in 2002 to HK$10,104 million in 2003. The increase was mainly due to additional turnover contributed by our India operations and our Hong Kong fixed-line operations. Our India operations accounted for 44.5% of our total turnover in 2003, compared to 38.9% in 2002. The increase was mainly due to strong growth in our mobile customer base, which increased from approximately 5.8 million as of December 31, 2002 to approximately 8.5 million as of December 31, 2003. Our Hong Kong fixed-line operations, after inclusion of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002, accounted for 16.1% of our turnover in 2003, compared to 11.2% in 2002. As our Thailand operations began marketing Hutch brand mobile telecommunications services in Thailand in February 2003, the percentage of our total turnover derived from them rose from 0.5% in 2002 to 3.5% in 2003. Turnover from our Hong Kong mobile operations declined as a percentage of our total turnover from 48.7% in 2002 to 34.5% in 2003, as a result of the ongoing impact of a reduction in tariffs due to discounts offered by our competitors.

In 2003, turnover from mobile services accounted for 79.5% of total turnover while turnover from fixed-line services accounted for 16.1%. Telecommunication products, which are principally handsets and accessory sales, represented 4.4% of total turnover.

Operating profit

Our operating profit increased from HK$219 million in 2002 to HK$869 million in 2003. The increase was due primarily to continued strong customer growth from India operations and increased contributions from our Hong Kong fixed-line operations and from our associated company, Partner, the Israeli mobile telecommunications operator in which we had approximately a 42.9% ownership interest at the time. Our operating profit margin, excluding associated companies and jointly controlled entities, increased from negative margin of 1.2% in 2002 to 2.8% in 2003. Our operating profit for 2002 included a one-time gain of HK$278 million on the sale to NEC Corporation, or NEC, of a 5% equity interest in our Hong Kong mobile operations. Excluding this one-time gain, our operating profit margin in 2002 would have been a negative margin of 4.9%. Our US GAAP operating profit does not include the results of our associated companies.

As customer numbers grew and network expansion continued, our operating expenses also increased in 2003. The following table presents, for the years indicated, a breakdown of operating expenses and percentage change from year to year:

	Year ended December 31,		% Change
	2002	2003
	(HK$ millions)
Cost of inventories sold	$533	$547	2.6%
Staff costs	995	1,081	8.6
Depreciation and amortization	1,696	2,262	33.4
Other operating expenses	4,803	5,936	23.6

Operating expenses	$8,027	$9,826	22.4%

Operating expenses increased by 22.4% from HK$8,027 million in 2002 to HK$9,826 million in 2003.

Cost of inventories sold increased by 2.6% from HK$533 million in 2002 to HK$547 million in 2003, mainly due to the increase in turnover from mobile telecommunications products by 19.9% from HK$371 million in 2002 to HK$445 million in 2003. The rate of increase in cost of inventories sold was much lower than the rate of increase in turnover from mobile telecommunications products mainly due to higher margin achieved from our operations in Paraguay and offset by the decreased margin in Hong Kong mobile operations as a result of the discounts offered by our competitors.

Staff costs increased by 8.6% from HK$995 million in 2002 to HK$1,081 million in 2003, mainly due to increased staff costs from our India operations, Hong Kong fixed-line and Thailand operations as a result of the expanded scope of operations and coverage in these markets, as well as the inclusion in 2003 of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002.

Depreciation and amortization increased by 33.4% from HK$1,696 million in 2002 to HK$2,262 million in 2003. This increase was mainly attributable to the increase in our fixed assets as a result of the network build-out in all of our operations except for our Hong Kong mobile operations, where depreciation and amortization decreased in 2003 as the build-out of our 2G mobile telecommunications network in Hong Kong reached its peak in 2002.

The following table presents, for the years indicated, a breakdown of other operating expenses:

	Year ended December 31,
	2002	2003
	(HK$ millions)
Costs of services provided	$3,325	$4,195
General administration and distribution costs	997	1,706
Write-off of prepaid capacity	226	—
Write-off of telecommunications customer acquisition costs	—	234
Cost directly related to construction of network capitalized to fixed assets	(332)	(333)
Others	587	134

Other operating expenses	$4,803	$5,936

Other operating expenses increased by 23.6% from HK$4,803 million in 2002 to HK$5,936 million in 2003. The other operating expenses in 2002 included a write-off of prepaid capacity and maintenance costs in the amount of HK$226 million due to the bankruptcy of the provider of such capacity in 2002. Excluding this write-off, other operating expenses increased by 29.7% primarily due to the consolidation of Aircel Digilink India Limited, which we acquired in August 2003, the inclusion of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002 as well as the expanded scope of operations.

The main component of other operating expenses was costs of services provided, comprised of network costs and associated network operating costs, which increased by 26.2% from HK$3,325 million in 2002 to HK$4,195 million in 2003. The increase in costs of services provided was mainly attributable to continued growth in our customer base primarily from our India operations, which resulted in significant increases in interconnection, roaming and IDD charges. Other contributing factors were the continued build-out of networks, which resulted in increased rental fees for cell sites and leased lines. The increase in other operating expenses was also partly due to the increase in general administration and distribution costs by 71.1% from HK$997 million in 2002 to HK$1,706 million in 2003. The write-off of telecommunications customer acquisition costs arises as a consequence of our policy of capitalizing customer acquisition costs for postpaid customers. The customer acquisition cost capitalized is amortized over the customer relationship period. Where a customer leaves the network before the end of the customer relationship period, the unamortized balance of that customer acquisition costs is immediately expensed. In 2003 there was a charge of HK$234 million in respect of such charges.

Share of profits less losses of associated companies

This item reflects our share, under the equity method of accounting, of the profits net of losses of our associated companies, being principally Partner. In 2003, our share of profits less losses of associated companies increased by 75.9% from HK$336 million in 2002 to HK$591 million in 2003. This increase principally reflected an increase in the operating profit of Partner, which was primarily due to customer growth in Partner’s operations in Israel.

Share of profits less losses of jointly controlled entities

We had no interest in any jointly controlled entities in 2003. We had a loss relating to jointly controlled entities of HK$22 million in 2002. The loss in 2002 principally reflected our share of the loss before interest and taxation of Hutchison Global Communications and its subsidiaries and related data center companies prior to their becoming our consolidated subsidiaries in May 2002.

Interest and other finance costs, net

Interest and other finance costs, net, principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as our share of the interest and other finance costs of our associated companies, including Partner. Interest and other finance costs, net, decreased by 3.0% from HK$1,000 million in 2002 to HK$970 million in 2003, primarily due to a decrease in interest and other finance costs from India operations and our Hong Kong mobile operations due to a lower level of outstanding borrowings and lower interest rates in 2003. This decrease was partially offset by an increase in interest and other finance costs from our Thailand operations, due mainly to additional draw downs under existing bank facilities in 2003 to fund network build-out.

Loss before taxation

As a result of the foregoing, we recorded a loss before taxation of HK$101 million (US$13 million) in 2003, compared to a loss before taxation of HK$781 million in 2002.

Deferred taxation charge (credit)

We recorded a net deferred taxation credit of HK$195 million in 2003, compared to a net deferred taxation charge of HK$156 million in 2002. The net deferred taxation credit in 2003 was mainly attributable to a HK$484 million tax benefit resulting from the recognition of future tax benefits expected from Partner’s accumulated tax loss carry-forwards, including tax losses that arose prior to 2003, which was partially offset by a total deferred taxation charge of HK$289 million relating mainly to taxation charges on profits attributable to India operations and our Hong Kong mobile operations. The net deferred taxation charge in 2002 also related mainly to taxation charges on profits attributable to India operations and our Hong Kong mobile operations.

Net loss attributable to shareholders

As a result of the foregoing, we recorded a profit after taxation of HK$72 million (US$9 million) in 2003, compared to a loss after taxation of HK$943 million in 2002.

We recorded a loss attributable to shareholders of HK$214 million (US$27 million) in 2003, compared to a loss attributable to shareholders of HK$986 million in 2002.

Results of our operating companies

Turnover

The following table presents, for the years indicated, a breakdown of turnover by our five business segments and the percentage of turnover accounted for by each segment:

	Year ended December 31,
	2002		2003
	(HK$ millions, except percentages)
Hong Kong mobile	$3,730	48.7%	$3,485	34.5%
Hong Kong fixed-line	860	11.2	1,628	16.1
India	2,974	38.9	4,497	44.5
Thailand	34	0.5	355	3.5
Others	56	0.7	139	1.4

Turnover	$7,654	100.0%	$10,104	100.0%

•	Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 34.5% of our turnover in 2003, compared to 48.7% in 2002. Turnover decreased by 6.6% from HK$3,730 million in 2002 to HK$3,485 million (US$447 million) in 2003, primarily due to a 9.5% decrease in turnover from our Hong Kong postpaid customers from HK$3,059 million in 2002 to HK$2,767 million in 2003. This decrease was principally due to the ongoing impact in 2003 of a reduction in tariffs due to discounts offered by our competitors starting in the second half of 2002. The effect of this reduction in tariffs was partially offset by an increase in the number of our Hong Kong postpaid customers from approximately 1.04 million as of December 31, 2002 to approximately 1.11 million as of December 31, 2003. Turnover from our Hong Kong prepaid customers decreased by 12.9% from HK$217 million in 2002 to HK$189 million in 2003 primarily due to the tariff reduction. The number of our Hong Kong prepaid customers decreased slightly from approximately 0.73 million as of December 31, 2002 to approximately 0.72 million as of December 31, 2003.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 16.1% of our turnover in 2003, compared to 11.2% in 2002. Turnover from our Hong Kong fixed-line operations increased by 89.3% from HK$860 million in 2002 to HK$1,628 million in 2003. This increase was primarily due to the inclusion in 2003 of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002, compared to being included for only eight months in 2002. The increase in turnover also reflected growth on a full-year comparable basis in the turnover of these entities, which increased by 30.0% from HK$1,252 million in 2002 to HK$1,628 million in 2003. This increase was attributable to higher revenues from data services, mainly due to the addition of new corporate and carrier customers, as well as an increase in residential voice, IDD and residential broadband services. The total number of residential voice lines in our network increased from approximately 152,000 as of December 31, 2002 to approximately 212,000 as of December 31, 2003, mainly due to an expansion in our service coverage area in 2003, while the number of residential broadband customers increased from approximately 67,000 as of December 31, 2002 to approximately 120,000 as of December 31, 2003. However, our tariff levels declined, principally as a result of increased competition from other telecommunications operators.

•	India operations. Our India operations accounted for 44.5% of our turnover in 2003, compared to 38.9% in 2002. Turnover from our India operations increased by 51.2% from HK$2,974 million in 2002 to HK$4,497 million in 2003, primarily due to an increase in the total number of customers. Turnover from prepaid customers increased from HK$805 million in 2002 to HK$1,706 million in 2003. This increase was principally a result of a substantial growth in the number of prepaid customers from approximately 1.33 million as of December 31, 2002 to approximately 3.19 million as of December 31, 2003. This growth was mainly attributable to the introduction of the “calling party pays” system in the second quarter of 2003, as well as reduced tariffs due to increased competition from CDMA and other GSM mobile telecommunications operators. Turnover from postpaid customers also increased by 20.2% from HK$1,939 million in 2002 to HK$2,331 million in 2003. This increase was mainly due to an increase in the number of postpaid customers from approximately 682,500 as of December 31, 2002 to approximately 906,100 as of December 31, 2003, resulting primarily from the continued customer growth and expanded operations in Rajasthan, Haryana and Uttar Pradesh (East) as a result of the acquisition by India operations of Aircel Digilink India Limited in August 2003. Revenues from postpaid roaming services increased by 77.4% from HK$212 million in 2002 to HK$376 million in 2003, principally as a result of the expanded network coverage area.

•	Thailand operations. Our Thailand operations began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. Our Thailand operations accounted for 3.5% of our turnover in 2003, compared to 0.5% in 2002. Turnover from our Thailand operations increased from HK$34 million in 2002 to HK$355 million in 2003. Substantially all of the turnover from our Thailand operations in 2003 was attributable to revenues from postpaid customers. As of December 31, 2003, the Hutch brand service had approximately 224,000 postpaid customers in Thailand.

•	Other operations. Turnover from other operations consists of revenues from our mobile telecommunications operators in Sri Lanka, Paraguay and Ghana. These operations collectively accounted for 1.4% of our turnover in 2003, compared to 0.7% in 2002. Turnover from other operations increased from HK$56 million in 2002 to HK$139 million in 2003. This increase was primarily due to a significant increase in the number of our customers in Paraguay and Ghana.

Operating profit

	Year ended December 31,
	2002		2003
	(HK$ millions, except percentages)
Hong Kong mobile	$315	143.8%	$606	69.7%
Hong Kong fixed-line	(256)	(116.9)	230	26.5
India	40	18.3	670	77.1
Thailand	(341)	(155.7)	(1,113)	(128.1)
Others	(131)	(59.8)	(115)	(13.2)
Profit on partial disposal of a subsidiary company	278	126.9	—	—

Subtotal	(95)	(43.4)	278	32.0
Share of profits less losses of associated companies	336	153.4	591	68.0
Share of profits less losses of jointly controlled entities	(22)	(10.0)	—	—

Operating profit	$219	100.0%	$869	100.0%

(1)	Certain figures for 2002 and 2003 have been reclassified to conform with the current year’s presentation. In particular, interest income has been reclassified to net off with interest and other finance costs, and shown as interest and other finance cost, net.

The following table presents, for the years indicated, a breakdown of operating expenses by our five business segments and the percentage of operating expenses accounted for by each segment:

	Year ended December, 31
	2002		2003
	(HK$ in millions, except percentages)
Hong Kong mobile	$3,415	42.5%	$2,879	29.3%
Hong Kong fixed-line	1,116	13.9	1,398	14.2
India	2,934	36.6	3,827	39.0
Thailand	375	4.7	1,468	14.9
Others	187	2.3	254	2.6

Operating expenses	$8,027	100.0%	$9,826	100.0%

•	Hong Kong mobile operations. Operating profit from our Hong Kong mobile operations increased from HK$315 million in 2002 to HK$606 million in 2003 and the operating profit margin increased from 8.4% in 2002 to 17.4% in 2003. The increases were mainly the result of a 15.7% decrease in operating expenses and offset by 6.6% decrease in turnover as explained previously. The decrease in operating expenses was primarily attributable to decreased cost of services provided included in the other operating expenses. This decrease was principally a result of the ongoing impact of a decrease in cell site and leased line rental fees following successful negotiations with our lessors in 2002. In addition, interconnection and international direct dialing charges decreased in 2003 as a result of reduced tariffs charged by telecommunications carriers, especially in China, which decrease was partially offset by an increase in outgoing call volume. Other operating expenses in 2003 included a credit for capitalized costs in the amount of HK$308 million, relating to 3G network costs incurred in connection with the installation of fixed assets prior to the commencement of 3G services in January 2004, compared to a credit for capitalized costs of HK$193 million in 2002.

•	Hong Kong fixed-line operations. Operating profit from our Hong Kong fixed-line operations increased from operating loss of HK$256 million in 2002 to operating profit of HK$230 million in 2003 and the operating profit margin increased from negative margin of 29.8% in 2002 to positive margin of 14.1% in 2003. The increases were mainly the result of 89.3% increase in turnover as explained above and offset by 25.3% increase in operating expenses. The increase in operating expenses was primarily attributable to the inclusion in 2003 of the full year results of operations of Hutchison Global Communications and its subsidiaries and related data center companies, which became our consolidated subsidiaries in May 2002, compared to being included for only eight months in 2002. Further, other operating expenses in 2002 included a write-off of prepaid capacity and maintenance costs in the amount of HK$226 million due to the bankruptcy of the provider of such capacity in 2002. Excluding this write-off, the increase in the cost of services provided included in other operating expenses was mainly due to the growth on a full-year comparable basis in such expenses resulting from the expansion in our service coverage area in 2003.

•	India operations. Operating profit from our India operations increased by 1,575% from HK$40 million in 2002 to HK$670 million in 2003 and the operating profit margin increased from 1.3% in 2002 to 14.9% in 2003. The increases were mainly the result of 51.2% increase in turnover and offset by 30.4% increase in operating expenses. The increase in operating expenses was mainly due primarily to a significant increase in cost of services provided included in other operating expenses. This increase was mainly attributable to the continued growth in the number of customers and in the scope of operations, including as a result of the acquisition by India operations of Aircel Digilink India Limited in August 2003 and the continued build-out of networks in Chennai, Karnataka and Andhra Pradesh, where our India operations commenced commercial operations in 2002. The continued growth in our customers resulted in significant increases in interconnection, roaming and IDD charges, and the continued build-out of networks has resulted in increased rental fees for cell sites and leased lines. Selling and distribution expenses also increased as a result of customer growth. The increase in other operating expenses was partially offset by a one-time refund of license fees of approximately HK$134 million in 2003 due to a revision of the method of calculating license fees by the Department of Telecommunications of India.

•	Thailand operations. Operating loss from our Thailand operations increased from HK$341 million in 2002 to HK$1,113 million in 2003. The increase in operating loss was mainly due to increased operating expenses as our Thailand operations began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. The operating expenses increased from HK$375 million in 2002 to HK$1,468 million in 2003, mainly due to the increase in other operating expenses. The increase was primarily due to increases in network related costs of BFKT (Thailand) Limited, or BFKT, a telecommunications network company in which we hold a 49% economic interest, and Hutchison CAT’s general administration and distribution expenses. These increases were attributable to the build-out and maintenance of the mobile telecommunications network by BFKT and the commencement of Hutchison CAT’s marketing services in February 2003. Other operating expenses in 2003 also included a provision for bad debt expenses of HK$213 million, as well as a write-off of telecommunications customer acquisition costs of HK$234 million.

•	Other operations. Operating loss from our other operations, consist of Ghana, Lanka and Paraguay, decreased from HK$131 million in 2003 to HK$115 million in 2003. The decrease in operating loss was mainly due to increased turnover as a result of significant increase in the number of our customers in Paraguay and Ghana and offset by the increased operating expenses resulting from the increases in network operating costs and selling and distribution expenses. These increases were primarily due to growth in the number of our customers and the continued build-out of our networks in these markets.

Share of profits less losses of associated companies

Our share of profits less losses of associated companies increased by 75.9% from HK$336 million in 2002 to HK$591 million in 2003. This increase principally reflected an increase in the operating profit of Partner.

Partner’s operating profit was NIS855 million (equivalent to HK$1,459 million) in 2003, an increase of 60.4% from NIS533 million (equivalent to HK$878 million). Partner’s turnover increased by 10.2% from NIS4,055 million (equivalent to HK$6,676 million) in 2002 to NIS4,468 million (equivalent to HK$7,622 million) in 2003, primarily due to the continued growth in the number of customers.

Partner’s operating costs increased by 2.6% to NIS3,613 million (equivalent to HK$6,164 million) from NIS3,521million (equivalent to HK$5,797 million). The increase in 2003 as compared to 2002 resulted primarily from the increase in service revenues, as the higher level of service revenues, driven by increased minutes of use, resulted in higher variable costs including inter-carrier termination fees and transmission, higher distribution and advertising costs in response to increasing competition.

Hong Kong dollar equivalents for these purposes are calculated using an effective average exchange rate of HK$1.6464=NIS1.00 for 2002 and HK$1.706=NIS1.00 for 2003, respectively.

Liquidity and Capital Resources

Requirements

Our liquidity and capital requirements relate principally to the following:

•	capital expenditures for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of our businesses, including ongoing costs related to network operations, sales and distribution expenses and customer service; and

•	payments of the principal of, and interest on, our debts.

Capital Expenditure

The following table sets forth our capital expenditure by business segment for the years indicated:

	Year ended December 31,
	2002	2003	2004
	(HK$ millions)
Hong Kong mobile	$1,222	$1,280	$557
Hong Kong fixed-line	978	1,257	717
India	1,320	1,617	2,463
Thailand	1,260	1,344	876
Others	90	48	64

Total	$4,870	$5,546	$4,677

Capital expenditure in 2004 was 15.7% lower than the 2003 level due to the decrease in capital expenditure of our Hong Kong mobile, Hong Kong fixed-line and Thailand operations, which was partially offset by the increase in capital expenditure of our India operations. The decrease in capital expenditure of our Hong Kong mobile operations mainly reflected the completion of our initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure in our Hong Kong fixed-line operations was due to the completion of the major infrastructure build-out and lower prices. The decrease in capital expenditure of our Thailand operations was mainly due to the completion of the principal network coverage. On the other hand, the increase in capital expenditure of India operations was driven mainly by our continued investment in extending its operations. During 2004, we launched three new license areas in Punjab, West Bengal and Uttar Pradesh (West).

Our capital expenditure is expected to be at generally similar levels in 2005 for existing service areas. Vietnam is a new service area for which we received governmental approval in February 2005 of a business cooperation contract with Hanoi Telecommunications and expect to begin building out a network in 2005. We expect the capital expenditure and working capital over the 15-year term of the business cooperation contract to be approximately US$655 million (approximately HK$5,109 million). Peak funding is expected to be approximately US$250 million, which will be financed from our internally generated funds and external borrowings.

In addition, in March 2005, we entered into a conditional agreement to acquire a 60% equity interest in Cyber Access Communications, a company holding a combined 2G and 3G mobile telecommunications license in Indonesia. The completion of the acquisition is subject to various conditions, including Indonesian regulatory approvals, which have not been satisfied as of the date of this annual report. If the acquisition is successfully completed, Cyber Access Communications’ shareholders will agree to provide funding to Cyber Access Communications pro rata to their respective equity interests with an initial committed amount of US$300 million.

On May 3, 2005, it was announced we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings, in which we currently hold a 52.5% interest. This proposal was made on June 7, 2005. If the privatization is successfully completed, Hutchison Global Communications Holdings would become our wholly-owned subsidiary and the listing on the Hong Kong Stock Exchange of Hutchison Global Communications Holdings shares will be withdrawn. Under the terms of the proposed privatization, shareholders of Hutchison Global Communications Holdings would be able to receive our shares or cash in exchange for cancellation of their shares. If all shareholders of Hutchison Global Communications Holdings were to elect to receive cash in exchange for cancellation of their shares, we would be required to pay up to approximately HK$2,202 million (US$282 million) in cash. The proposed privatization is described in further detail in “Information on the Company—Business Overview—Operating companies review—Hong Kong fixed-line business—Proposed privatization.” We would finance this cash consideration from an existing secured revolving credit facility of HK$8,000 million that we have in place with ABN AMRO Bank N.V., which is described in “—Outstanding Debt.” Accordingly, our total external debt could increase by up to approximately HK$2,202 million (US$282 million).

Outstanding Debt

The following table presents our outstanding bank loans and other interest-bearing borrowings and debentures as of December 31, 2003 and 2004:

	Total debt
	As of December 31,
	2003	2004
	(HK$ millions)
Bank loans—current portion	$3,723	$12,281
Other loans—current portion	1,556	1,316
Debentures—current portion	204	247
Long-term loans	7,485	3,582

Total debt (1)(2)	$12,968	$17,426

(1)	Excluding the net long-term amount due to related companies of HK$22,360 million as at December 31, 2003. In connection with our recent restructuring, we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million) in September 2004.
(2)	Excluding the HK$4 million (US$0.5 million) interest-bearing loan from minority shareholders of one of our operating companies as at December 31, 2003 and 2004. The loan does not have fixed repayment terms and is payable on demand.

Historically, we have financed our network build-out and operating costs mainly through loans from commercial banks and from the Hutchison Whampoa group. In connection with our recent restructuring, we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million) in September 2004. As of December 31, 2003 and 2004, the ratio of our total debt (excluding the shareholder loans from Hutchison Whampoa group companies that we have capitalized) to total assets was approximately 36% and 44%, respectively. Including such capitalized shareholder loans from Hutchison Whampoa group companies, our total debt to total assets as of December 31, 2003 and 2004 would have been approximately 97% and 44%, respectively.

The following table presents our outstanding bank loans and other interest-bearing third-party borrowings and debentures as of December 31, 2004 by business segment, as well as information regarding maturities and interest and other finance costs in 2004 in respect of such debt:

	Maturity			Year ended December 31, 2004 Interest and other finance costs
	Short-term	Long-term	Total debt
	(HK$ millions)
Hong Kong mobile	$4,110	$—	$4,110	$64
Hong Kong fixed-line	158	30	188	5
India	4,393	652	5,045	325
Thailand	4,183	2,900	7,083	175
Corporate	1,000	—	1,000	14

Total	$13,844	$3,582	$17,426	$583

The following table presents information regarding our outstanding bank loans and other interest-bearing third-party borrowings and debentures as of December 31, 2004 by business segment.

Business Segment	Fixed / Floating Interest Rate	Maturity Date	Currency	Committed Facility	Current Portion	Long-term Portion	Total
				HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong Mobile	Floating	Dec 05	HKD	$6,000	$4,110	$—	$4,110

Hong Kong Fixed-line	Fixed	Apr 05 – Dec 06	RMB	$16	$16	$—	$16
	Fixed	Dec 05	SGD	88	27	—	27
	Fixed	Dec 05	MR	60	11	—	11
	Fixed	Continuing Limit	PHP	13	—	—	—
	Fixed	Nov 07 – Jan 14	HKD	17	1	13	14
	Floating	Mar 05 - Apr 05	USD	128	49	—	49
	Floating	Dec 05 - Mar 09	HKD	100	54	17	71

India	Fixed	Feb 05 - Aug 06	INR	$320	$318	$2	$320
	Floating	Mar 05 - Oct 06	INR	6,236	4,075	650	4,725

Thailand	Fixed	Jul 05	THB	$439	$439	$—	$439
	Floating	Jan 05 - Jan 07	THB	3,410	800	1,291	2,091
	Floating	Oct 05 - Jan 07	JPY	5,079	2,903	1,423	4,326
	Floating	Mar 10	USD	273	41	186	227

Corporate	Floating	Nov 05	HKD	$8,000	$1,000	$—	$1,000

Total				$30,179	$13,844	$3,582	$17,426

As of December 31, 2004, bank loans and other interest-bearing third-party borrowings by our subsidiaries amounted to HK$17,426 million (US$2,234 million), excluding our minority shareholder loan of HK$4 million (US$0.5 million). Of the total borrowings as of such date, 79.4% was repayable within one year, 17.5% was repayable between one to two years, 2.9% was repayable between two to five years and 0.2% was repayable after five years. In 2004, the weighted average interest rate of our borrowings was 1.1% for our Hong Kong mobile operations, 3.1% for our Hong Kong fixed-line operations, 6.9% for our India operations and 3.1% for our Thailand operations. In addition to such borrowings, loans from Hutchison Whampoa and its affiliates historically constituted a significant source of financing for our subsidiaries. As of December 31, 2003, our subsidiaries had outstanding net loans in the aggregate amount of HK$22,360 million that were provided by Hutchison Whampoa and its affiliates and which were capitalized as part of our restructuring. Most of these loans were interest-free, except for loans in the aggregate amount of HK$7,176 million as of December 31, 2003, which bore interest at a weighted average interest rate of 3.4% per annum in 2003. These loans had no fixed repayment terms and were used to finance our operations.

Following the capitalization of the loans from Hutchison Whampoa and its affiliates, the loans were reflected as paid-in capital rather than loans in our consolidated financial statements. Prior to the capitalization of these loans, our interest and other finance costs had included amounts due to related companies totaling HK$188 million and HK$208 million in 2002 and 2003, respectively. Following the capitalization of these loans, interest on amounts due to related companies ceased to be payable and there will be a corresponding reduction in interest and other finance costs for future years, while there will be an increase in fees to be paid by relevant members of our group with respect to certain guarantees, indemnities and security provided by the Hutchison Whampoa group, as further discussed below.

As of December 31, 2004, fixed assets and current assets of our subsidiary companies amounting to HK$5,236 million (US$671 million) and HK$95 million (US$12 million), respectively, were used as collateral for certain of the borrowings. The current portion of our bank and other loans and debentures is secured to the extent of HK$3,830 million (US$491 million). The long-term portion of our bank and other loans and debentures is secured to the extent of HK$1 million.

In May 2004, our corporate office entered into a HK$8,000 million (US$1,026 million) secured revolving credit facility with ABN AMRO Bank N.V. This facility was amended in August 2004 and is secured by way of a fixed and floating debenture over our shares in, and guarantees from, various intermediate holding companies of our operations and charges over the entire issued share capital of those guarantors and a charge over at least 52% of the issued share capital of Hutchison Global Communications Holdings. The facility, which is intended to provide funds for working capital purposes, if needed, will mature on November 15, 2005, the date that is 13 months after the effective date of our listing on the Hong Kong Stock Exchange.

Our company, our subsidiaries and Partner are subject to various financial and operating covenants under their loan agreements and debt instruments. Among other things, these covenants restrict the ability to pledge their assets, to effect a merger or sale of all or substantially all of their assets, and to pay dividends under certain circumstances. A number of the loan agreements and/or debt instruments are subject to either acceleration or repurchase at the holder’s option upon a change of control of the relevant entity.

As of December 31, 2004, HK$11,224 million (US$1,439 million) of our outstanding debt was guaranteed by Hutchison Whampoa group companies. Under the terms of a credit support agreement with Hutchison Whampoa, we will pay guarantee fees charged at normal commercial rates and will provide counter-indemnities in favor of the Hutchison Whampoa group in respect of guarantees, indemnities and security provided by Hutchison Whampoa and its group companies for so long as there remains a guarantee liability. In 2004, we paid a guarantee fee of HK$152 million (US$19 million), compared to HK$126 million in 2003. None of these guarantees were released upon listing of our shares on the Hong Kong Stock Exchange and New York Stock Exchange in October 2004. Except for existing debt that is already guaranteed by Hutchison Whampoa group companies, if guarantees, indemnities and security are required to be given in support of debts of subsidiaries or associated companies going forward, we expect that we, rather than Hutchison Whampoa or its group companies, will provide those guarantees, indemnities and security. Although our funding costs may increase as a result of the future replacement of such guarantees, indemnities and security, we do not believe that the increase in our funding costs will be significant.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates and borrowings from the Hutchison Whampoa group of companies. In connection with our recent restructuring, we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million) in September 2004, and going forward we do not expect that our capital requirements will be met through borrowings from the Hutchison Whampoa group.

As of December 31, 2004, we had net current liabilities of HK$14,266 million (US$1,829 million) comprising a current portion of bank loans and other loans equal to HK$13,844 million (US$1,775 million) and other net current liabilities of HK$422 million (US$54 million). As of December 31, 2003, we had net current liabilities of HK$6,250 million, comprising a current portion of bank loans and other loans equal to HK$5,483 million and other net current liabilities of HK$767 million compared to net current liabilities of HK$6,017 million as of December 31, 2002. The increase in net current liabilities in 2004 compared to 2003 was attributable to an increase in short-term borrowings of HK$8,361 million (US$1,072 million), mainly due to the shortening of the maturity of a number of bank loans together with an increase in short-term borrowings by our Company and our Hong Kong mobile, India and Thailand operations, which was offset slightly by a decrease of HK$345 million (US$44 million) in other net current liabilities. The increase in our short-term borrowings of HK$1,000 million (US$128 million) was due to the draw down under a bank facility maturing in 2005 to finance our subsidiaries’ operations. See Note 20 to our accounts. The decrease in non-current liabilities in 2003 compared to 2002 was mainly attributable to the decrease in short-term borrowings from HK$6,354 million in 2002 to HK$5,483 million in 2003, mainly due to the extension of repayment terms of various short-term borrowings, which resulted in these borrowings being reclassified as long-term liabilities.

Our net cash inflows from operating activities in 2004 amounted to HK$2,244 million (US$288 million), compared to HK$1,004 million in 2003 and HK$1,821 million in 2002. The increase in net cash inflows from operating activities was mainly due to a working capital outflow of HK$1,055 million in 2003, compared to a working capital inflow of HK$35 million (US$4 million) in 2004. The working capital inflow in 2004 consisted primarily of an increase in trade and other payables of HK$1,063 million (US$136 million), a decrease in inventories, consisting mainly of handsets, of HK$143 million (US$18 million), which was offset by a corresponding increase in debtors and prepayments of HK$1,081 million (US$139 million), mainly reflecting the increase in receivables from our increased customer base. In comparison, the working capital outflow in 2003 consisted primarily of an increase in amounts due from debtors and prepayments of HK$755 million and an increase in inventories, consisting mainly of handsets, of HK$570 million. The increase in net cash inflows from operating activities in 2003 compared to 2002 was mainly due to higher funds from operations of HK$2,059 million in 2003, compared to HK$848 million in 2002, which was partially offset by a working capital outflow of HK$1,055 million in 2003, compared to a working capital inflow of HK$973 million in 2002.

Our trade receivables increased from HK$586 million as of December 31, 2002 to HK$895 million as of December 31, 2003 to HK$1,719 million (US$220 million) as of December 31, 2004. These increases were primarily due to increases in turnover resulting from growth in our customer base. The average collection time for our trade receivables was 42 days in 2004, compared to 32 days in 2003 and 28 days in 2002. The increase in the average collection time in 2004 was mainly due to the consolidation of Vanda into our Hong Kong fixed-line and other operations, which typically has a longer collection period than our mobile operations. The increase in the average collection time in 2003 compared to 2002 was mainly due to our Thai operations, which experienced collection difficulties resulting in bad debt provisions.

Our trade payables increased from HK$709 million as of December 31, 2002 to HK$941 million in 2003 and to HK$1,192 million (US$153 million) as of December 31, 2004. These increases were mainly due to increased operations in most of our service areas and longer payment terms. The increase in the amount of trade payables outstanding over 90 days from HK$111 million as of December 31, 2003 to HK$474 million (US$61 million) as of December 31, 2004 was mainly attributable to our Indian operations due to increased operations and longer payment terms.

Our net cash outflows from investing activities amounted to HK$4,420 million (US$567 million) in 2004, compared to HK$6,482 million in 2003 and HK$5,507 million in 2002. The net cash outflows from investing activities consisted mainly of capital expenditures on 2G, 3G and fixed-line network build-out. In 2004, we had a profit on disposal of partial interest related to the placement of Hutchison Global Communications Holdings, which accounted for HK$1,578 million (US$202 million) inflow of our cash flows from investing activities. Excluding this profit on disposal, our net cash outflow from investing activities in 2004 would have been HK$5,998 million (US$769 million). The decrease from 2003 was principally due to a decrease in purchase of fixed assets from HK$5,573 million in 2003 to HK$5,138 million in 2004 because of the completion of major infrastructure build-out and principal network coverage, a decrease in purchase of telecommunications licenses from HK$343 million in 2003 to HK$249 million (US$32 million) in 2004 as well as the cash inflow of HK$69 million, representing the cash balances from the purchase of subsidiary companies in 2004 as compared to cash outflow of HK$152 million from the purchase of subsidiary companies, net of cash acquired and associated companies in 2003. These decreases were offset in part by an increase in additions to telecommunications customer acquisition costs from HK$490 million in 2003 to HK$728 million (US$93 million) in 2004 mainly because of the launch of 3G services in Hong Kong from January 1, 2004.The increase in net cash outflows from investing activities in 2003 compared to 2002 was partially due to a HK$1,333 million increase in purchase of fixed assets, an increase in subscriber acquisition costs of HK$490 million as a result of the start-up of CDMA2000 1X operations in Thailand and a HK$291 million increase in purchase of telecommunications licenses, which were partially offset by a HK$1,096 million decrease in the purchase of subsidiary and associated companies.

Our net cash inflows from financing activities amounted to HK$2,285 million (US$293 million) in 2004, compared to HK$4,612 million in 2003 and HK$6,035 million in 2002. These amounts mainly reflected a net increase in loans in the amount of HK$3,802 million (US$487 million), HK$4,026 million and HK$4,941 million in 2004, 2003 and 2002, respectively, primarily to fund network build-out and operations by our operating companies.

Our bank loans and other debt, and related collateral arrangements and financial and operating covenants, are discussed above in “—Outstanding Debt.”

Off-Balance Sheet Arrangements

In addition to the contractual obligations discussed above, we have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet as of December 31, 2003 and December 31, 2004.

As of December 31, 2004, we had total contingent liabilities and commitments of HK$5,850 million (US$750 million) including HK$2,259 million (US$290 million) in respect of purchase obligations, HK$1,713 million (US$220 million) in respect of operating lease obligations, HK$564 million (US$72 million) in respect of performance guarantees, HK$157 million (US$20 million) in respect of claims made against us relating to certain sales taxes and HK$1,157 million (US$148 million) in respect of payment for the right to use spectrum. See Notes 27 and 28 to our accounts.

In addition, under the current shareholder arrangements with respect to the India entities through which we hold our business interests in India, we have put/call options in place, which, if exercised by the relevant counter party, could require us to make material payments to purchase additional interests in these India entities. Pursuant to the relevant shareholders’ arrangements, the exercise prices of these options will be at fair market value as determined by agreements between us and the India shareholders of the relevant holding entity or, failing such agreements, by an investment bank. See “Information on the Company—Business Overview—Operating companies review—India—Ownership—Shareholding arrangements.”

Similarly, under the current shareholders’ agreements with respect to the entities through which we hold our business interests in our operating companies in Thailand, we have put/ call options in place, which, if exercised by the relevant counter party, could require us to purchase additional interests in these holding entities. Pursuant to the relevant shareholders’ agreements, the exercise prices of these options are the historical costs of acquisition of the shares subject to such options. See “Information on the Company—Business Overview—Operating companies review—Thailand—Ownership.”

We are required under the relevant shareholders’ agreements relating to our interests in the Thailand operating companies to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interests in these operating companies. To date, we have met these funding obligations primarily through procuring guarantees for third-party loans to these companies, but we may in the future fund these operating expenses and capital expenditures directly.

Contractual Obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2004:

Contractual obligations	Total	Payments due within
		1 year	1 – 5 years	After 5 years
	(HK$ millions)
Purchase obligations	$2,259	$2,203	$56	$—
Operating lease obligations	1,713	544	571	598
Loans(1)	17,426	13,844	3,554	28
Payment for the right to use spectrum	1,157	50	261	846

Total contractual obligations	$22,555	$16,641	$4,442	$1,472

(1)	Including bank loans and other interest-bearing third-party borrowings. Excluding the HK$4 million (US$0.5 million) interest-bearing loan from minority shareholders of one of our operating companies.

Factors Affecting Our Results of Operations

New Licenses and Acquisitions

In recent years, we have expanded our operations through the acquisition of new telecommunications licenses, as well as through the acquisition of interests in existing third-party telecommunications operators in most of our business segments. For example:

•	In January 2004 and December 2004 we began offering 3G mobile telecommunications services in Hong Kong and Israel, respectively.

•	In February and March 2004, we acquired new telecommunications licenses in India for the service areas of Uttar Pradesh (West) and West Bengal, respectively.

•	In February 2005 we received an investment license from the Ministry of Planning and Investment of Vietnam permitting a business cooperation contract under which, together with Hanoi Telecommunications, we intend to build, operate and develop a new CDMA2000 1X network in Vietnam.

•	In March 2005 we entered into a conditional agreement for the acquisition of 60% equity interest of the holder of a combined 2G and 3G mobile telecommunications license in Indonesia.

•	In April 2005 our interest in Partner increased above 50% as a result of the completion of Partner’s repurchase of shares from certain of its shareholders.

•	On May 3, 2005, it was announced we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings, in which we currently hold a 52.5% interest. This proposal was made on June 7, 2005. If the privatization is successfully completed, Hutchison Global Communications Holdings would become our wholly-owned subsidiary and the listing on the Hong Kong Stock Exchange of Hutchison Global Communications shares will be withdrawn.

The start-up of newly licensed operations and the acquisition and subsequent integration of newly acquired third-party telecommunications operators generally entail significant capital and operating expenditures, including license fees, cash consideration paid or debt incurred in connection with the acquisition, purchase of new equipment, build-out and maintenance of networks, marketing of new products and services and the addition of employees. If successful, new operations and acquisitions may also lead to significant subscriber and revenue growth. Accordingly, new operations and acquisitions affect the comparability of the results of our operations for different years.

Vietnam is a new service area for which we received governmental approval in February 2005 of our business cooperation contract with Hanoi Telecommunications to jointly build and operate a network. We expect the capital expenditure and working capital over the 15-year term of our business cooperation contract to be approximately US$655 million (approximately HK$5,109 million). Peak funding is expected to be approximately US$250 million, which will be financed from our internally generated funds and external borrowings. We expect that our interest in the business cooperation will be recognized to the extent of the assets that we control and the liabilities and expenses that we incur, and the share of the income that we earn under the terms of the business cooperation contract from the sale of goods or services. However, because Hong Kong accounting standards have converged with international financial reporting standards, or IFRS, only since January 1, 2005, we have not yet finalized our assessment of the accounting treatment of our interest in the Vietnam business cooperation in accordance with IFRS.

In addition, in March 2005, we entered into a conditional agreement to acquire a 60% equity interest in Cyber Access Communications, a company holding a combined 2G and 3G mobile telecommunications license in Indonesia. The completion of the acquisition is subject to various conditions, including Indonesian regulatory approvals, which have not been satisfied as of the date of this annual report. If the acquisition is successfully completed, Cyber Access Communications’ shareholders will agree to provide funding to Cyber Access Communications pro rata to their respective equity interests with an initial committed amount of US$300 million.

Partner is accounted for in our financial statements in this annual report as an associated company using the equity accounting method. In April 2005, Partner completed a buyback of shares from some of its founding shareholders, which resulted in an increase in our shareholding of Partner from 42.9% of Partner’s outstanding share equity to 52.2%. By virtue of this majority ownership, we will consolidate Partner as a subsidiary commencing with the beginning of the second quarter of 2005. The consolidation is expected to result in a material upward adjustment to the presentation of our financial results with particular impact on revenue, total assets and operating profit to be reported in our consolidated financial statements as of and for the six months ending June 30, 2005 and as of and for the year ending December 31, 2005. However, the consolidation is not expected to result in a material upward adjustment to our net (loss) profit attributable to shareholders, although there may be an upward adjustment attributable to the increase in our equity ownership of Partner.

In May 2005, it was announced we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings. This proposal was made on June 7, 2005. If the privatization is successfully completed, our equity interest in Hutchison Global Communications Holdings will increase from 52.5% to 100% and the listing on the Hong Kong Stock Exchange of Hutchison Global Communications Holdings’ shares will be withdrawn. Under the proposed privatization, holders of Hutchison Global Communications Holdings shares not held by us would have the option to have their shares cancelled in exchange for either HK$0.65 (US$0.08) per share in cash or two of our shares for every 21 Hutchison Global Communications Holdings shares, but not a combination of both. The proposed privatization is subject to a number of conditions, including approval by independent holders of Hutchison Global Communications Holdings shares, meaning shareholders other than ourselves or any parties acting in concert with us. The proposed privatization of Hutchison Global Communications Holdings is further described in “Information on the Company-Business Overview-Operating companies review-Hong Kong fixed-line business-Proposed privatization.”

If all shareholders of Hutchison Global Communications Holdings were to elect to receive our shares in exchange for the cancellation of their shares, and assuming that all of the outstanding share options issued under the Hutchison Global Communications Holdings share option plan were exercised, we would need to issue a total of approximately 323 million of our shares.

If all shareholders of Hutchison Global Communications Holdings were to elect to receive cash in exchange for the cancellation of their shares, and assuming that all of the outstanding share options issued under the Hutchison Global Communications Holdings share option plan were exercised, the estimated total amount of cash we would be required to pay would be approximately HK$2,202 million (US$282 million).

Regulatory Changes

New interconnection regulations in India became effective on February 1, 2004. These new regulations introduced a number of changes to the arrangements among telecommunications operators for the interconnection of calls. While many of these changes will have some impact on our Indian operations, the most significant change was the establishment of a specified uniform charge to be paid to all telecommunications operators for terminating incoming international calls. Prior to the effectiveness of the new regulations, the termination charge was determined by negotiation among telecommunications operators. The rate established by the new regulations is INR0.30 per minute, which is substantially lower than the negotiated rates that we previously received in India.

In Israel, the Ministry of Communications announced in November 2004 that regulatory changes reducing call and SMS termination rates would become effective on March 1, 2005, with further reductions in subsequent years. While these reductions had no effect on Partner’s results for 2004, Partner expects ARPU to decline by approximately 10% going forward. For further information, see “Information on the Company—Business Overview—Regulation—Israel—Regulation by the Ministry of Communications.”

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the turnover and expenses in our consolidated profit and loss account and the information that is contained in the significant accounting policies and notes to our accounts. Our management bases its estimates and judgments on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under Hong Kong GAAP that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 3 to our accounts.

Long-lived Assets

We have substantial investments in tangible and intangible long-lived assets, primarily our mobile and fixed-line telecommunications networks and licenses. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or value of these assets to change.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation or amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continually monitor our businesses, markets and business environments and make judgments and assessments about whether such an event has occurred. A provision for impairment in value is recognized with respect to an asset to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Under US GAAP, the impairment review first compares the future undiscounted cash flows expected to be generated from the continued use and ultimate disposition of an asset with the book value of the asset. If these cash flows are not sufficient to recover the book value of the asset, an impairment charge is recognized based on the comparison between the discounted value of these cash flows and the book value of the asset. The impairment charge is recognized in our consolidated profit and loss account.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset, estimated using cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect our reported financial condition and results of operations.

In 2004, OFTA announced a 3 years moratorium upon expiry of our CDMA license in 2005, in order for us to migrate our CDMA customers to 2G or 3G networks. In addition, as part of our cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, we recorded an impairment loss on telecommunications and network equipment of HK$142 million (US$18 million) for the year ended December 31, 2004.

Under US GAAP, the impairment test has been performed in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary company or associated company at the date of acquisition. Up to December 31, 2003, goodwill was amortized using the straight line method over its estimated useful life and assessed for impairment at each balance sheet date. From January 1, 2004, with the early adoption of Hong Kong Financial Reporting Standards (HKFRS) 3 “Business combination”, goodwill is not subject to amortization and the accumulated amortization as at December 31, 2003 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there are indications of impairment. The early adoption of HKFRS 3 from January 1, 2004 represents a change in the accounting policy for goodwill and resulted in a decrease of HK$540 million (US$69 million) in goodwill amortization expenses for the year ended December 31, 2004.

Under US GAAP, we perform an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent of the difference.

Deferred Taxation

Deferred tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in our consolidated financial statements. Deferred tax liabilities are provided in full on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilized.

We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. Our assumptions regarding future profitability and the anticipated timing of utilizing the tax holiday period available to our India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on our reported financial condition and results of operations. As of December 31, 2004, we had recognized HK$844 million (US$108 million) in deferred tax assets.

Depreciation of Property, Plant and Equipment

Our business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for us. The cost of our property, plant and equipment, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives.

We depreciate our telecommunications and network equipment using the straight-line method over their estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates. During the year ended December 31, 2004, we re-assessed the useful lives of certain of our telecommunications and network equipment in relation to our Hong Kong fixed-line business. As a result of this re-assessment, we concluded that the useful lives of these assets should be extended from 6.7 to 25 years to 20 to 35 years. We consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from January 1, 2004. The effect of this change in accounting estimate is to decrease depreciation charge for the year ended December 31, 2004 by HK$57 million (US$7 million).

Actual economic lives may differ from our estimated useful lives. Periodic reviews could result in a change in our depreciable lives and therefore our depreciation expense in future years.

Amortization of Telecommunications Spectrum Licenses

Our 2G and 3G telecommunications spectrum licenses are amortized on a straight-line basis over the remaining license period from the date of the first commercial usage of the related spectrum. The legal term of the license period is used as the amortization period. The actual economic lives may differ from the license period, which could impact the amount of amortization expense.

Amortization of Telecommunications Customer Acquisition Costs

Costs to acquire mobile telecommunication customers are capitalized and amortized over the minimum enforceable contractual period. In the event that a customer terminates a service contract prior to the expiration of the minimum enforceable contractual period, any unamortized customer acquisition costs are written off.

Up to December 31, 2003, customer acquisition costs were amortized over the estimated customer relationship period. In the event that a customer terminated a service contract prior to the expiration of the estimated customer relationship period, any unamortized customer acquisition costs were written off. The early adoption of the current interpretation of HKAS 38 from January 1, 2004 has resulted in an addition of HK$260 million (US$33 million) in the amortization of customer acquisition costs, resulting in a decrease in operating profit of HK$260 million for 2004 (US$33 million).

Revenue Recognition

Our postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognized upon delivery of services and when collectibility is reasonably assured, and prepaid revenues are recognized based on the prepaid billing system when the services have been provided to the prepaid customers or when the services periods have expired.

Revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the distributors or dealers, or directly by customers when it is considered to be a separate earnings process from the sale of wireless services. In Thailand, our wireless handsets cannot be used on any other network or without purchasing our service. As a result, under US GAAP, the handset sales are not separated from the service contracts and the handset and service fees are accounted for as one unit of accounting and recognized over the estimated customer life. Revenues generated from the sale of wireless handsets and accessories are immaterial to our total turnover.

Foreign Exchange

Our reporting currency is Hong Kong dollars. The accounts of our overseas subsidiaries and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year-end rates of exchange for the balance sheet and the average rates of exchange for the year for the profit and loss items. A significant portion of our turnover, operating profit (loss), assets and loans are related to our overseas operations, and are generally denominated in currencies other than our reporting currency. Accordingly, fluctuations in the exchange rate between our reporting currency, the Hong Kong dollar, and India Rupee, Thai Baht and New Israeli Shekel could have a significant impact on our reported profit (loss), assets or liabilities.

Reconciliation to US GAAP

Our consolidated financial statements are prepared in accordance with Hong Kong GAAP, which differs in various material aspects from US GAAP. These material differences, as they apply to our consolidated financial statements can be found in Note 37 to the accounts.

The following table sets forth a comparison of our net (loss) profit attributable to shareholders and shareholders’ (deficits) equity in accordance with Hong Kong GAAP and US GAAP for the years indicated:

	As of or for the year ended December 31,
	2002	2003	2004
	(HK$ millions)
Net (loss) profit attributable to shareholders
Hong Kong GAAP	(986)	(214)	72
US GAAP	(844)	(358)	(247)

Shareholders’ (deficits) equity
Hong Kong GAAP	(6,072)	(6,375)	14,287
US GAAP	11,167	13,139	12,495

Recent Accounting Pronouncements

US GAAP

SFAS 123(R)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS 123R is not expected to have a significant impact on the consolidated financial statements.

SFAS 153

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets”, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, exchanges of nonmonetary assets, except for exchanges of nonmonetary assets that do not have commercial substance, should be measured based on the fair value of the assets exchanged. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently assessing the impact of the standard on our consolidated financial statements.

Hong Kong GAAP

The Hong Kong Institute of Certified Public Accountants, or HKICPA, undertook to converge by January 1, 2005 all Hong Kong Financial Reporting Standards, or HKFRS, with IFRS issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRS, including Hong Kong Accounting Standards, or HKAS, and HKAS Interpretations, or HKAS-INTS, which were aligned with the requirements of IFRS in effect as at December 31, 2004 in all material respects and went into effect for accounting periods beginning on or after January 1, 2005. As a consequence, the corresponding Statements of Standard Accounting Practice, or SSAPs, were superseded effective January 1, 2005. The applicable HKFRS required to be adopted by us for the year ending December 31, 2005 are set out below.

	HKFRS issued		Standards superseded
HKAS 1	Presentation of Financial Statements	SSAP 1	Presentation of financial statements
HKAS 2	Inventories	SSAP 22	Inventories
HKAS 7	Cash Flow Statements	SSAP 15	Cash flow statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors	SSAP 2	Net profit or loss for the period, fundamental errors and changes in accounting policies
HKAS 10	Events After the Balance Sheet Date	SSAP 9	Events after the balance sheet date
HKAS 11	Construction Contracts	SSAP 23	Construction contracts
HKAS 12	Income Taxes	SSAP 12	Income taxes
HKAS 14	Segment Reporting	SSAP 26	Segment reporting
HKAS 16	Property, Plant and Equipment	SSAP 17	Property, plant and equipment
HKAS 17	Leases	SSAP 14	Leases
HKAS 18	Revenue	SSAP 18	Revenue
HKAS 19	Employee Benefits	SSAP 34	Employee benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates	SSAP 11	Foreign currency translation
HKAS 23	Borrowing Costs	SSAP 19	Borrowing costs
HKAS 24	Related Party Disclosures	SSAP 20	Related party disclosures
HKAS 27	Consolidated and Separate Financial Statements	SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries
HKAS 28	Investment in Associates	SSAP 10	Accounting for investments in associates
HKAS 31	Interests in Joint Ventures	SSAP 21	Accounting for interests in joint ventures
HKAS 32	Financial Instruments: Disclosure and Presentation	SSAP 24	Accounting for investments in securities
HKAS 33	Earnings Per Share	SSAP 5	Earnings per share
HKAS 36	Impairment of Assets	SSAP 31	Impairment of assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets	SSAP 28	Provisions, contingent liabilities and contingent assets
HKAS 38	Intangible Assets	SSAP 29	Intangible assets
HKAS 39	Financial Instruments: Recognition and Measurement	SSAP 24	Accounting for investments in securities
HKAS 40	Investment Property	SSAP 13	Accounting for investment properties
HKFRS 2	Share-based Payment	–
HKFRS 3	Business Combinations	SSAP 30	Business combinations
HKFRS 4	Insurance contracts	–
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations	SSAP 33	Discontinuing operations

With effect from January 1, 2004, we have early adopted HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. We have not early adopted the other HKAS. We are currently assessing the potential impact that the adoption of the other HKAS on January 1, 2005 may have on our financial statements presented in accordance with Hong Kong GAAP.

HKFRS 2 prescribes the recognition principles and fair value measurements basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as of January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as of January 1, 2005.

HKFRS 3 requires that all business combinations within the scope of HKFRS 3 must be accounted for using the purchase method. Costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be measured initially at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Negative goodwill should be credited to the income statements immediately.

With effect from January 1, 2004, we have early adopted HKFRS 3 “Business Combinations”. We are currently assessing the potential impact that the adoption of HKFRS 2 may have on our financial statements presented in accordance with HK GAAP.

We believe that there will be no significant impact from the adoption of HKFRS 4 and HKFRS 5 on our financial statements presented in accordance with HK GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board currently consists of four executive directors, three non-executive directors and three independent non-executive directors.

The following table sets forth certain information concerning our current directors. All of our executive officers are also executive directors.

Name	Age	Position
FOK Kin-ning, Canning	53	Chairman and Non-Executive Director
Dennis Pok Man LUI	54	Executive Director and Chief Executive Officer
Tim Lincoln PENNINGTON	44	Executive Director and Chief Financial and Accounting Officer
CHAN Ting Yu	54	Executive Director
WOO Chiu Man, Cliff	51	Executive Director and Chief Technology Officer
CHOW WOO Mo Fong, Susan	51	Non-Executive Director
Frank John SIXT	53	Non-Executive Director
KWAN Kai Cheong	55	Independent Non-Executive Director
John W. STANTON	49	Independent Non-Executive Director
Kevin WESTLEY	56	Independent Non-Executive Director

The non-executive directors continue to hold directorships (in some cases chairmanship) in a number of companies within the Hutchison Whampoa group. One of our full-time executive directors (Mr. Dennis Lui) retains some non-executive roles within the Hutchison Whampoa group, but the rest of our executive directors (namely Messrs. Ting Chan, Tim Pennington and Cliff Woo) do not have any roles (either executive or non-executive) within the Hutchison Whampoa group. With the exception of Mr. Kwan Kai Cheong, who is an independent non-executive director of Hutchison Harbour Ring Limited, or Hutchison Harbour Ring, none of our independent non-executive directors has any role in any company within the Hutchison Whampoa group. Our independent non-executive directors are independent within the meaning of the standards established by the Hong Kong Stock Exchange and the applicable standards established by the New York Stock Exchange for foreign private issuers and by the Securities and Exchange Commission.

FOK Kin-ning, Canning is the chairman and a non-executive director of our company, having joined the Hutchison Whampoa group on August 30, 1984. He has served as a director and as chairman since March 2004. Mr. Fok obtained a Bachelor of Arts degree from St. John’s University in Minnesota in 1974 and a diploma in financial administration from the University of New England in Australia in 1976. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok has been an executive director of our parent company, Hutchison Whampoa, since 1984 and its group managing director since 1993. He also serves as the chairman of Hutchison Harbour Ring, Hutchison Telecommunications (Australia) Limited, or Hutchison Telecommunications Australia, Hutchison Global Communications Holdings and Partner, co-chairman of Husky Energy Inc., or Husky Energy, the deputy chairman of Cheung Kong Infrastructure Holdings, or Cheung Kong Infrastructure and Hongkong Electric Holdings Limited, or Hongkong Electric, and a director of Cheung Kong (Holdings) Limited, or Cheung Kong Holdings. To date, Mr. Fok has 21 years of experience in the telecommunications industry.

Dennis Pok Man LUI is an executive director and chief executive officer of our company in charge of our overall management. He has served as a director since March 2004. Mr. Lui graduated in 1974 from the University of Oregon with a Bachelor of Science degree. Mr. Lui first joined the Hutchison Whampoa group on November 1, 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multimedia, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI 1993 Holdings, overseeing all the operations and new business development of the HTI 1993 Holdings group. Mr. Lui is also an executive director of Hutchison Global Communications Holdings and a director of Hutchison Telecommunications Australia and Partner. To date, Mr. Lui has 19 years of experience in the telecommunications industry.

Tim Lincoln PENNINGTON is an executive director and chief financial and accounting officer of our company, having joined the Hutchison Whampoa group on July 2, 2001. He has served as a director since March 2004. Mr. Pennington obtained a Bachelor of Arts (Honors) degree in Economics and Social Studies from the University of Manchester in the United Kingdom in 1982 and became an Associate of the Chartered Institute of Bankers in 1985. He joined the Hutchison Whampoa group as finance director of Hutchison 3G (UK) Limited in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising telecommunications and technology companies. Prior to that, he was a director in the Specialized Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990.

CHAN Ting Yu is an executive director of our company in charge of management and development of our group’s business. He has served as a director since March 2004. Mr. Chan achieved a Bachelor of Arts in 1973 and a Bachelor of Laws degree in 1976 from Victoria University of Wellington, New Zealand, as well as a Postgraduate Certificate in Laws from the University of Hong Kong in 1980 and a Diploma of Teaching from Auckland in 1973. Prior to joining the Hutchison Whampoa group on February 1, 1994, Mr. Chan practiced international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI 1993 Holdings in January 1996 with responsibility for the Hutchison Whampoa group’s telecommunications investments in a number of markets, including India, Israel, South East Asia and South America. Mr. Chan is a director of Partner. To date, Mr. Chan has 11 years of experience in the telecommunications industry.

WOO Chiu Man, Cliff is an executive director and chief technology officer of our company, having joined us as chief technology officer in September 2004. He has served as a director since March 2005. Prior to joining our company, Mr. Woo had been the deputy managing director and wireless network director of Hutchison Telecom since 2000, having joined that company in 1998. In his role as deputy managing director and wireless network director, Mr. Woo oversaw and led that company in the development and operations of its 3G, GSM, PCS and CDMA wireless networks and was involved in defining strategies for its network and service evolution. Mr. Woo has also in recent years assisted in the 3G handset development and strategies deployment of the Hutchison Whampoa group. Mr. Woo holds a Bachelor’s degree in Electronics and a Diploma in Management for Executive Development from The Chinese University of Hong Kong. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers. To date, Mr. Woo has over 20 years of experience in the telecommunications industry.

CHOW WOO Mo Fong, Susan is a non-executive director of our company, having joined the Hutchison Whampoa group on October 11, 1993. She has served as a director since March 2004. Mrs. Chow has been an executive director of our parent company, Hutchison Whampoa, since 1993 and its deputy group managing director since 1998. She is a solicitor and obtained a Bachelor of Science degree in Business Administration in 1976. Mrs. Chow is also an executive director of Cheung Kong Infrastructure, Hutchison Harbour Ring and Hutchison Global Communications Holdings and a director of Hongkong Electric, Partner and TOM Group Limited, or TOM Group. To date, Mrs. Chow has 11 years of experience in the telecommunications industry.

Frank John SIXT is a non-executive director of our company, having joined the Hutchison Whampoa group on May 31, 1991. He has served as a director since March 2004. Mr. Sixt obtained a Bachelor’s degree in Arts in 1972, and a Master’s degree in Arts and a Bachelor’s degree in Civil Law in 1978, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. He has been an executive director of our parent company, Hutchison Whampoa, since 1991 and its group finance director since 1998. Mr. Sixt is the chairman of TOM Group and TOM Online Inc. He is also an executive director of Cheung Kong Infrastructure, Hongkong Electric and Hutchison Global Communications Holding, and a director of Cheung Kong Holdings, Hutchison Telecommunications Australia, Husky Energy and Partner. To date, Mr. Sixt has 14 years of experience in the telecommunications industry.

KWAN Kai Cheong is an independent non-executive director of our company and was appointed on August 23, 2004. Mr. Kwan holds a Bachelor of Accountancy (Honors) degree from the University of Singapore and is a member of the Institute of Chartered Accountants in Australia. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was President for its Asia Pacific region. Mr. Kwan joined the Concord group of companies in March 1993 and retired from the Concord group at the end of 2002 as joint managing director. Mr. Kwan is currently President of Morrison & Company Limited which is a business consultancy firm and an executive director of China Medical Science Limited, a company listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Mr. Kwan was appointed as an independent non-executive director of Hutchison Harbour Ring on September 27, 2004, and is also an independent non-executive director of Soundwill Holdings Limited and T S Telecom Technologies Limited. Mr. Kwan completed the Stanford Executive Program in 1992.

John W. STANTON is an independent non-executive director of our company and was appointed on August 23, 2004. Mr. Stanton is chairman and chief executive officer of Western Wireless Corporation, or Western Wireless. In 1992, Mr. Stanton was chairman and chief executive officer of Pacific Northwest Cellular and chairman of the board of directors for General Cellular Corporation, each a predecessor of Western Wireless. Mr. Stanton also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless in May 1999. He served as chairman of Telocator from 1986 to 1987 and was the former chairman of the Cellular Telecommunications Industry Association, serving two terms from 1998 to 1999 and from 2000 to 2001. In addition, he serves as a board member of Advanced Digital Information Corporation and Columbia Sportswear, Inc. and as a trustee of Whitman College. Mr. Stanton graduated from Whitman College with a Bachelor of Arts in Political Science and received his M.B.A. from Harvard Business School.

Kevin WESTLEY is an independent non-executive director of our company and was appointed on August 23, 2004. Mr. Westley holds a Bachelor of Arts (Honors) degree in History from the London School of Economics and Political Science and is a Fellow member of the Institute of Chartered Accountants in England and Wales. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Certain affiliates of the HSBC group are lenders to our company and the Hutchison Whampoa group. Mr. Westley is the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation.

B. Compensation

Our directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our directors which may be terminated by either party giving not less than six months’ written notice. None of these service contracts provide pension, retirement or similar benefits to our directors upon termination.

Directors’ emoluments comprise payments to directors by us and our subsidiaries in connection with the management of the affairs of our group. The emoluments of the directors of our company, excluding amounts received from our listed subsidiaries and paid to us, for the year ended December 31, 2004 are as follows:

Director*	Fees	Basic Salaries, Allowances and Benefits-in-kind	Bonuses	Provident Fund Contributions	Inducement or Compensation Fees	Total Emoluments
	(HK$ millions)
FOK Kin-ning, Canning	0.28	—	—	—	—	0.28
Dennis Pok Man LUI	0.21	3.63	8.60	0.26	—	12.70
Tim Lincoln PENNINGTON	0.21	2.52	1.38	0.40	—	4.51
CHAN Ting Yu	0.21	2.95	2.04	0.19	—	5.39
CHOW WOO Mo Fong, Susan	0.28	—	—	—	—	0.28
Frank John SIXT	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.19	—	—	—	—	0.19
John W. STANTON	0.19	—	—	—	—	0.19
Kevin WESTLEY	0.19	—	—	—	—	0.19
Total	2.03	9.1	12.02	0.85	—	24.0

*	Mr. Woo Chiu Man, Cliff was not a director during the year ended December 31, 2004.

Except as disclosed above, no other payments which are attributable to services provided for the benefit of the group have been paid or are payable, in respect of 2004 by our group to our directors and the three other highest paid individuals of our group.

No options have been granted to our directors or senior executives under our share option plan as of the date of this annual report.

C. Board Practices

We are managed by a board of directors which must consist of not less than two members. Our board of directors consists of ten members, three of whom are not our employees or employees of the Hutchison Whampoa group. Our articles of association were amended by special resolution at our annual general meeting on May 5, 2005 so that one-third (or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of all of our directors, including the chairman of our board and the managing director of our company, are subject to retirement from office by rotation at each general meeting.

Any directors who are appointed by our board of directors must retire at the next annual general meeting. Retiring directors are eligible for re-election. All of our directors, except for the chairman of our board of directors, retired at our annual general meeting held on May 5, 2005, and all were re-elected. Our chairman did not retire at this annual general meeting because under the terms of our memorandum and articles of association then in effect, he was not required to do so. We have not determined which of the re-elected directors will retire by rotation at our general meeting to be held in 2006.

None of our non-executive directors has a service contract with us providing for benefits upon termination of appointment. The initial term of office for each of our non-executive directors was specified in their respective appointment letters as expiring on December 31, 2005, subject to resignation and re-election.

Each of our executive directors has a fixed term of office. The current terms of employment for Messrs. Dennis Lui, Tim Pennington, Cliff Woo and Ting Yu Chan will expire on June 30, 2005, April 30, 2006, March 7, 2006 and June 30, 2005, respectively. Unless terminated earlier, their terms will automatically extend for further periods of one year except that their respective employments may not be extended for a total period of more than three years without the prior approval of our shareholders. The service contracts that we have with our executive directors do not provide for any benefits upon termination of employment, save to the extent that we would be required to make compensation payments in lieu of notice if the contract is terminated by us other than for cause. The notice period for each of our executive directors is six months.

Audit Committee

We have an audit committee comprised of our three independent non-executive directors, Messrs. Kevin Westley (chairman), Kwan Kai Cheong and John W. Stanton. All three are independent within the meaning of the standards established by the Hong Kong Stock Exchange and the applicable standards established by the New York Stock Exchange for foreign private issuers and by the Securities and Exchange Commission.

As set forth in its terms of reference, our audit committee is responsible for assisting our board of directors in (i) ensuring that an effective system of internal control and compliance with our obligations (including external financial reporting obligations) under stock exchange listing rules and applicable laws and regulations is in place, (ii) overseeing the integrity of our financial statements and (iii) overseeing our compliance with legal and regulatory requirements. The audit committee is also directly responsible on behalf of the board of directors for the selection, oversight and remuneration of our external auditor, the assessment of the independence and qualifications of our external auditor, and the oversight of the performance of our internal audit function and external auditor.

Remuneration Committee

We have a remuneration committee comprising Messrs. Canning Fok (chairman), Kwan Kai Cheong and Kevin Westley. Under the rules of the Hong Kong Stock Exchange, a majority of the members of the remuneration committee must be independent non-executive directors. Messrs. Kwan and Westley are independent non-executive directors within the meaning of the standards established by the Hong Kong Stock Exchange. As a foreign private issuer, we are not required to comply with the independence requirements for remuneration or compensation committees established by the New York Stock Exchange.

As set forth in its terms of reference, our remuneration committee is responsible for assisting our board of directors in the development and administration of a fair and transparent procedure for setting policies on the remuneration of our directors and senior management and for determining their remuneration packages.

D. Employees

As of December 31, 2004, we and our subsidiaries had a total of 11,360 full-time employees. The table below sets forth the number of employees by function as of December 31, 2004:

	Our subsidiaries’ employees
	Number	% of Total
Management	19	0.17%
Managers	1,169	10.29
Supervisory	1,313	11.56
General and administrative	8,859	77.98

Total	11,360	100.0%

The following table sets out the number of employees for our business segments as of the dates indicated:

	As of December 31,
	2002	2003	2004
Hong Kong mobile (including Macau)	2,879	2,621	2,728
Hong Kong fixed-line	1,266	1,346	2,070
India	2,795	3,185	4,616
Thailand	1,069	2,167	1,397
Others	478	484	549

Total	8,487	9,803	11,360

As of December 31, 2004, we and our subsidiaries had retained a total of approximately 1,067 temporary employees, part-time employees and contract employees.

We have adopted a recruiting strategy to attract and retain quality employees. We conduct periodic reviews of our employees’ job performance, and determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any company-specific collective bargaining agreements or labor unions except in Ghana. We believe that we maintain a good working relationship with the labor union in Ghana.

E. Share Ownership

The following table sets forth the number of ordinary shares of our company held by our directors as of May 23, 2005.

Director	Number of Shares Held	Percentage of Shares Outstanding
FOK Kin-ning, Canning(1)	250,000	*
Dennis Pok Man LUI	100,000	*
Tim Lincoln PENNINGTON	—	—
CHAN Ting Yu	100,000	*
WOO Chiu Man, Cliff	—	—
CHOW WOO Mo Fong, Susan	250,000	*
Frank John SIXT(2)	255,000	*
KWAN Kai Cheong	—	—
John W. STANTON(3)	105,000	*
Kevin WESTLEY	—	—
Total	1,060,000	*

*	Less than 1%.
(1)	Shares are held through a company which is equally owned by Mr. Fok and his spouse.
(2)	Shares are held in the form of 17,000 ADSs.
(3)	Shares are held in the form of 7,000 ADSs jointly by Mr. Stanton and his spouse.

Share Option Plan

The following is a summary of the principal terms of our share option plan conditionally approved and adopted by a resolution of our then sole shareholder passed on September 17, 2004. As required under the listing rules of the Hong Kong Stock Exchange, the share option plan was approved by the shareholders of Hutchison Whampoa at an extraordinary general meeting of the shareholders of Hutchison Whampoa held on May 19, 2005. The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable us to grant options to selected participants, including employees, non-executive directors, consultants, suppliers and customers, as incentives or rewards for their contribution to our company.

The grant of any options by us for the subscription of ordinary shares or other securities of ours to any eligible person shall not, by itself, unless the directors otherwise determine, be construed as a grant of options under the share option plan. The eligibility of any participant to receive a grant of any options shall be determined by the directors from time to time on the basis of their contribution to our development and growth.

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this share option plan and any other share option plan must not in the aggregate exceed 30% of our ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this share option plan and any other share option plan of our group) to be granted under this share option plan and any other share option plan of ours must not in the aggregate exceed 10% of our ordinary shares issued and outstanding as of the date on which the shares are first listed on the Hong Kong Stock Exchange, assuming no ordinary shares are allotted, issued or repurchased by our company on or prior to the date on which such resolution is passed. Based on the number of ordinary shares issued and outstanding, the limit under the share option plan is 450,000,000 ordinary shares. We may seek separate approval of our shareholders in a general meeting to grant options beyond these limits.

No participant under this share option plan or any other share option plan may receive awards in any 12-month period of more than 1% of our issued ordinary share capital. Any grant of options in excess of 1% in any such 12-month period must be approved by our shareholders in a general meeting with such participant and his associates abstaining from voting. The number and terms (including the exercise price) of the options to be granted (and options previously granted to such participant) must be fixed before the approval of the shareholders and the date of the board meeting proposing such further grant will be the date of grant for the purpose of calculating the exercise price if such grant is approved.

Any grant of options under the share option plan to a director, chief executive or substantial shareholder of our company or any of their respective associates must be approved by our independent non-executive directors (excluding any independent non-executive director who is also the grantee of the options). Approval of our shareholders in a general meeting is required if any grant of options to a substantial shareholder, an independent non-executive director or any of their respective associates would result in the ordinary shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in the aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the listing rules of the Hong Kong Stock Exchange. Any change in the terms of options granted to a substantial shareholder, an independent non-executive director or any of their respective associates must also be approved by our shareholders in a general meeting.

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option. The subscription price for ordinary shares under the share option plan shall be a price determined by the directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of an option.

No grants of stock options have been made as of the date of this annual report.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at February 28, 2005 to the extent that such information is available to us or can be ascertained from public filings.

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percent
Hutchison Whampoa Limited(1)	3,345,000,000	74.3%
Cheung Kong (Holdings) Limited(2)(3)	3,373,402,698	75.0%
FMR Corp.(4)	260,688,040	5.8%

(1)	Based on a Schedule 13G filed February 7, 2005 by Hutchison Whampoa, Hutchison Telecommunications Investment, Cheung Kong Holdings and the entities collectively referred to in the Schedule 13G as the CKH Subsidiaries. The Schedule 13G disclosed that Hutchison Telecommunications Investment, an indirect 100% subsidiary of Hutchison Whampoa, directly owned 3,157,033,347 ordinary shares. In addition, we have been informed that on June 23, 2005, Hutchison Telecommunications Investment acquired all of the outstanding shares of New Brilliant Holdings Limited, which holds 187,966,653 of our ordinary shares.
(2)	Based on a Schedule 13G filed February 7, 2005 by Hutchison Whampoa, Hutchison Telecommunications Investment, Cheung Kong Holdings and the entities collectively referred to in the Schedule 13G as the CKH Subsidiaries. The Schedule 13G discloses that the CKH Entities, which are direct or indirect 100% subsidiaries of Cheung Kong, collectively directly own 28,402,698 ordinary shares (amounting to approximately 0.6% of the total ordinary shares outstanding). In addition, the Schedule 13G discloses that each of the CKH Subsidiaries holds a direct interest in Hutchison Whampoa which in aggregate equals approximately 49.97% of the issued shares of Hutchison Whampoa, and through its ownership of the CKH Subsidiaries, Cheung Kong Holdings indirectly beneficially owns approximately 49.97% of the issued shares of Hutchison Whampoa. The Schedule 13G discloses that pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, or the Exchange Act, Cheung Kong Holdings and the CKH Subsidiaries may be deemed to control the voting and disposition of the 3,157,033,347 ordinary shares beneficially owned by Hutchison Whampoa, but pursuant to Rule 13d-4 under the Act, Cheung Kong Holdings and the CKH Subsidiaries expressly disclaim beneficial ownership of these ordinary shares. In addition, we have been informed that on June 23, 2005, Hutchison Telecommunications Investment acquired all of the outstanding shares of New Brilliant Holdings Limited, which holds 187,966,653 of our ordinary shares.

(3)	Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings, hold more than one third of the issued share capital of Cheung Kong Holdings. In addition, each of Li Ka-Shing Unity Trustee Corporation Limited, as trustee of a discretionary trust, and Li Ka-Shing Unity Trustcorp Limited, as trustee of another discretionary trust, holds units in The Li Ka-Shing Unity Trust. Mr. Li Ka-shing is the settlor of each of these discretionary trusts. Furthermore, each of Messrs. Li Ka-shing, Li Tzar Kuoi, Victor and Li Tzar Kai, Richard, is interested in one third of the entire issued share capital of Li Ka-Shing Unity Holdings Limited, a company which owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited and Li Ka-Shing Unity Trustcorp Limited.
(4)	Based on a Schedule 13G filed February 14, 2005 by FMR Corp, or FMR, Edward C. Johnson 3d and Abigail P. Johnson.

On May 9, 2005, Hutchison Whampoa exercised its rights to purchase a minority interest in the holding company for the Hutchison Whampoa group’s 3G operations in the United Kingdom from NTT DoCoMo. As a result of this exercise, on May 23, 2005, NTT DoCoMo notified Hutchison Whampoa that it was exercising its option to require Hutchison Whampoa to purchase or procure the purchase of 187,966,653 of our shares held by NTT DoCoMo at HK$6.91 per share, for an aggregate consideration of approximately HK$1,299 million (US$166.5 million). This purchase was completed on June 23, 2005 through the purchase by Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa, of all of the outstanding shares of New Brilliant Holdings Limited, which holds 187,966,653 of our ordinary shares, from NTT DoCoMo. As a result, Hutchison Whampoa’s indirect shareholding interest in our company increased from approximately 70.2% to 74.3% of our current issued share capital. No new shares were be issued by us in connection with this transaction.

Except as disclosed above, we are not aware of any other beneficial owners of 5% or more of our outstanding ordinary shares. Our major shareholders have voting rights that are identical to all the other shareholders. We are controlled by Hutchison Whampoa, which currently holds approximately 74.3% of our total outstanding ordinary shares. See “Key Information—Risk Factors—Our controlling shareholder may take actions that are not in, or may conflict with, our public shareholders’ best interests.”

As of December 31, 2004, a total of 4,500,000,000 of our ordinary shares were outstanding. As of December 31, 2004, 4,500,000,000 of our ordinary shares were held by 1,496 record holders in Hong Kong, of which 419,720,505 of our ordinary shares were registered in the name of a nominee of Citibank N.A., the depositary under our ADS deposit agreement.

We are not aware of any arrangement which may at a later date result in a change of control of our company.

B. Related Party Transactions

This section describes certain transactions between us and parties with whom we have a relationship. In connection with our restructuring, we have entered into various agreements with the Hutchison Whampoa group, and there continue to be transactions between members of our group and members of the Hutchison Whampoa group.

Related party transactions with Hutchison Whampoa

We have entered into various agreements with Hutchison Whampoa or its subsidiaries as described below.

The Restructuring

Prior to the listing in October 2004 of our shares on the main board of the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange, a number of steps were taken to transfer companies within the Hutchison Whampoa group to us in preparation for such listings as well as to effect a harmonization of the group structure. The objective of the restructuring was to establish our company as a holding company for some of the Hutchison Whampoa group’s telecommunications interests.

In summary the restructuring, which was completed in September 2004, involved the following transactions between us and the Hutchison Whampoa group:

•	The Hutchison Whampoa group’s telecommunications interests in Hong Kong, Macau, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Vietnam were transferred to us.

•	Certain companies within the Hong Kong and Macau group, and within the India group, were transferred out to remain with the retained business of the Hutchison Whampoa group, because they were retained businesses of the Hutchison Whampoa group or operations that do not form part of our operations.

•	Outstanding loans in the amount of HK$20,869 million (US$2,676 million) owed by our group companies to the Hutchison Whampoa group were capitalized through the issuance of 4,499,999,844 ordinary shares of our company to the Hutchison Whampoa group. Outstanding debt in the amount of HK$2,367 million (US$303 million) owed by our group companies to the Hutchison Whampoa group was offset by HK$2,056 million (US$264 million) of receivables due from the Hutchison Whampoa group, leaving HK$311 million (US$40 million) of non-capitalized debt owed by us to the Hutchison Whampoa group following the restructuring.

•	The Hutchison Whampoa group’s rights and obligations under shareholders’ agreements with NTT DoCoMo and NEC with respect to our operating companies for 3G mobile telecommunications services in Hong Kong and 2G mobile telecommunications services in Hong Kong and Macau, were passed through to us. For a further description of the shareholders’ agreements, see “Information on the Company—Business Overview—Hong Kong and Macau mobile telecommunications business—Ownership.”

•	The Hutchison Whampoa group’s rights and obligations under a consolidation agreement between IndusInd Telecom Network Limited (a joint venture of our group that is part of the Hinduja group, holding direct interests in Hutch India), HTI 1993 Holdings and Usha Martin Telematics (which is consolidated into our financial statements), were passed through to us.

•	The Hutchison Whampoa group’s rights and obligations under a consolidation agreement between Essar, HTI 1993 Holdings and Usha Martin Telematics, including the obligation to provide credit support under the consolidation agreement, the corresponding subrogation rights in respect of a share pledge and the rights and obligations in respect of put and call options exercisable upon default of repayment by Essar of certain third party loans, were passed through to us. For a further description of the rights and obligations under the consolidation agreement, see “Information on the Company—Business Overview—India—Ownership.” Pursuant to the pass through agreement, we have agreed to indemnify Hutchison Whampoa against all claims and liabilities of Hutchison Whampoa in connection with the provision by Hutchison Whampoa of any credit support for loans to Essar under the consolidation agreement.

Non-competition agreement

We have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward following the restructuring, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined as the European Union prior to its enlargement in 2004, Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada, and Argentina (unless and until such time as we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Argentina). Our territory comprises all areas of the world outside the Hutchison Whampoa territory.

No party may, without the other party’s prior consent, provide telecommunications services for voice, data and/or video in the other party’s territory, whether between fixed locations and/or moving locations, whether by wireline or wireless means, or establish, operate and maintain related facilities, whether by wireline or wireless means, including conducting the business of reselling such facilities and services. The activities which the parties are free to perform in the other’s territory include limited business activities and portfolio investments.

Each party has the right of first refusal over any new opportunity to conduct the restricted business in its own territory. Prior consent of the other party is required to pursue any new opportunity to conduct the restricted business in the other party’s territory refused to be pursued by such party. Any decision to refuse any new opportunity or to consent to a party pursuing the opportunity is subject to the approval of the board of directors of the other party sought in accordance with all applicable laws, rules, regulations and requirements under such other party’s constitutional documents. Where the board of directors is required to determine matters under the non-competition agreement, these matters will be referred to the independent non-executive directors who will make their determination on a majority vote of those directors.

These restrictions will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless upon the cessation of Hutchison Whampoa’s interests, another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will terminate immediately upon Hutchison Whampoa’s cessation of interests. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation).

Reimbursement of underwriting commission and other costs and expenses.

We have agreed to reimburse Hutchison Telecommunications Investment an amount equal to the underwriting commissions deducted from the proceeds of the global offering which was completed in October 2004, and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by Hutchison Telecommunications Investment and other associates of Hutchison Whampoa for the purpose of the restructuring and global offering of our shares that were completed in 2004. The total amount to be reimbursed is approximately HK$329 million (US$42 million). Hutchison Telecommunications Investment has agreed that it will not seek such reimbursement before December 31, 2005. Accordingly, the entire amount remained outstanding as of December 31, 2004. For such time as the reimbursement is not made in full, Hutchison Telecommunications Investment will charge us interest on the outstanding amount on normal commercial terms.

Option to purchase Hutchison Argentina

We have entered into an option agreement dated September 17, 2004 with Hutchison Telecommunications Limited, under which Hutchison Telecommunications Limited has granted us the right to require the sale to us, or another entity nominated by us, of all of the Hutchison Whampoa group’s interest in Hutchison Argentina and any rights and obligations of any company within the Hutchison Whampoa group relating to Hutchison Argentina. The option has been granted to us at no cost.

Hutchison Telecommunications Limited has undertaken not to dispose of its interests in Hutchison Argentina for a period of three years from the date of the agreement subject to its right to wind up or close the Argentine operations. For the first three years from the date of the option agreement, the option is exercisable at a price representing Hutchison Telecommunications Limited’s cost of investment, plus interest of 8.336% per annum. This three year period is intended to offer us sufficient time to assess whether the Argentine operations, which are currently limited principally to operating a wireless local loop service in the greater Buenos Aires area, are able to align their business strategy into ours in a manner which would make them attractive assets to add to our investment portfolio (wireless local telephony, as distinct from full mobile telecommunications services, operates within the short range of a single base station only and is not something which is in line with our group’s business) and be consistent with the principle of geographical business delineation adopted under our non-competition agreement with Hutchison Whampoa.

After the period of the first three years, the option will be exercisable at a price representing Hutchison Telecommunications Limited’s cost of investment, plus interest of 8.336% per annum except where Hutchison Telecommunications Limited receives an offer from a bona fide third party after the three-year moratorium period for the relevant interests held by it in Hutchison Argentina. In such event, we shall have, for so long as Hutchison Whampoa holds at least 30% of our issued share capital, a right of first refusal to purchase all of the Hutchison Whampoa group’s interest in Hutchison Argentina by exercising the option at the same price or, where the third party offers non-cash consideration, a comparable cash amount and on similar terms offered by the third party.

Trust deed between Whampoa Holdings Limited and Hutchison Telecommunications Limited

Our indirect wholly-owned subsidiary, Whampoa Holdings Limited, has entered into a transfer and declaration of trust deed with Hutchison Telecommunications Limited on September 17, 2004 whereby:

•	Whampoa Holdings Limited transferred to Hutchison Telecommunications Limited the beneficial interest in shares in Hutchison Argentina representing 90.05% of the issued share capital of, and its rights in respect of irrevocable capital contributions to, this company;

•	Whampoa Holdings Limited declared that it held the legal interest in shares in, and irrevocable capital contribution made to, Hutchison Argentina and all rights and obligations relating to Hutchison Argentina, on trust for us; and

•	Hutchison Telecommunications Limited undertook to indemnify Whampoa Holdings Limited in respect of any losses, damages or liabilities, and all reasonable costs and expenses arising from or incurred or suffered by it as a result of holding rights and obligations as nominee for, and acting on the instruction of Hutchison Telecommunications Limited (other than losses, damages, liabilities, costs or expenses arising from or incurred or suffered as a result of Whampoa Holdings Limited’s deliberate or negligent acts or omissions as nominee for Hutchison Telecommunications Limited).

As nominee for Hutchison Telecommunications Limited, Whampoa Holdings Limited may be required to transfer to Hutchison Telecommunications Limited (or its nominee), or otherwise deal with, the shares and irrevocable capital contributions in Hutchison Argentina and all of our interests in and rights and obligations relating to Hutchison Argentina, as Hutchison Telecommunications Limited may direct. No consideration would be payable to Whampoa Holdings Limited in respect of any such transaction.

Registration rights agreement

We have entered into a registration rights agreement on September 24, 2004 with Cheung Kong, which holds 49.97% of Hutchison Whampoa, and Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa. Under the registration rights agreement, either of Cheung Kong and Hutchison Telecommunications Investment may from time to time but commencing six months after our listing on the Hong Kong Stock Exchange make a written request to us (i) for registration of all or part of the shares held by such shareholder or its affiliates with the U.S. Securities and Exchange Commission for offer and sale to the public under a registration statement (within the meaning of the Securities Act of 1933, or the Securities Act), or (ii) to cause all or part of the shares held by such shareholder or its affiliates to be listed in any jurisdiction outside the United States wherein such shares are already listed. As of the date of this annual report, neither Cheung Kong nor Hutchison Telecommunications Investment have made any such written request to us.

Intellectual property

We conduct our businesses using trademarks with various forms of the Hutchison name (including, but not limited to, HGC, Hutchison Global Communications, Hutchison Telecom, Hutchison, Hutch, 3 and Orange), as well as domain names incorporating some or all of these trademarks.

We have entered into an intellectual property rights framework agreement with Hutchison International, a subsidiary of Hutchison Whampoa, pursuant to which Hutchison International shall procure certain domain names, trademarks (including but not limited to 3 and Hutch) and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications business and operations of the relevant members of our group are licensed to our group. Such intellectual property rights are and will continue to be licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant member of our group will bear the appropriate proportion of the total external and internal costs and expenses in connection with brand management and support. In 2004, the costs and expenses charged in connection with the relevant intellectual property rights amounted to approximately HK$3 million (US$0.4 million).

Provision of data center services to the Hutchison Whampoa group

Our subsidiary, Hutchison GlobalCentre Limited, or Hutchison GlobalCentre, currently provides, and will continue to provide, data center services to members of the Hutchison Whampoa group. Such data center services include data center facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services. The relevant member of the Hutchison Whampoa group is required to pay Hutchison GlobalCentre monthly charges in advance for subscription and in arrears for usage of such data center services. The amount of monthly charges and the initial term of duration for the provision of such data center services, which are automatically renewable for successive additional terms unless either party terminates by notification, are separately determined and agreed between the relevant member of the Hutchison Whampoa group and Hutchison GlobalCentre in individual service orders, which are executed as and when such data center services are required. In 2004, the aggregate charges for provision of such services amounted to approximately HK$20 million (US$2.6 million).

Lease and license arrangements with the Hutchison Whampoa group.

Members of our group, as lessees or licensees, have entered into, and may in the future from time to time renew and enter into, various lease and license arrangements with members of the Hutchison Whampoa group, as landlords or licensors. The lease and license arrangements are in respect of building spaces and other premises for use by members of our group as offices or for other business purposes. The lease or licensing fees paid by the relevant member of our group for each such arrangement amounted to approximately HK$30 million (US$3.8 million) in 2004.

Roaming arrangements with the Hutchison Whampoa group

Members of our group have entered into agreements with members of the Hutchison Whampoa group in respect of roaming arrangements, whereby customers of members of our group and the Hutchison Whampoa group may roam on each other’s networks while traveling abroad. In 2004, the total charges for the provision of roaming services, after set-off among the parties, amounted to approximately HK$14 million (US$1.8 million).

Sharing of services with the Hutchison Whampoa group

Pursuant to an agreement dated September 24, 2004 between us and Hutchison International, members of our group have been sharing, and will continue to share, with the Hutchison Whampoa group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the Hutchison Whampoa group’s pension, medical and insurance plans, participation in the Hutchison Whampoa group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. Our group will pay a fee to the Hutchison Whampoa group for the provision of such services, which is payable quarterly in arrears and settled within 30 days after receipt of a written invoice from the relevant member of the Hutchison Whampoa group to the relevant member of our group. This agreement will continue until December 31, 2006, unless terminated by either party by giving three months’ written notice. In 2004, the aggregate fees paid by our group for the provision of such services amounted to approximately HK$22 million (US$2.8 million).

Bill collection service provided by the Hutchison Whampoa group

Under an agreement dated February 26, 2004, between A.S. Watson Group (HK) Limited, or Watson, an indirect wholly-owned subsidiary of Hutchison Whampoa, and Hutchison Telecom as duly authorized agent of Hutchison Telephone and Hutchison 3GHK Services, Watson was appointed as an agent of Hutchison Telecom to receive, at retail outlets operated by Watson in Hong Kong, customer payments for services rendered by Hutchison Telephone and Hutchison 3GHK Services. The agreement commenced on February 26, 2004.

Under an agreement dated November 1, 2002, between Watson and Hutchison Global Communications, as amended, Watson was appointed as an agent for Hutchison Global Communications and its subsidiaries to receive, at retail outlets operated by Watson in Hong Kong, customer payments for services rendered by Hutchison Global Communications and its subsidiaries. The agreement commenced on November 1, 2002.

Hutchison Telecom and Hutchison Global Communications, under their respective bill collection services agreements, are required to pay to Watson an agreed amount of commission per transaction, depending on the number of transactions processed per month, subject to an agreed minimum amount. Each of Hutchison Telecom and Hutchison Global Communications is also responsible for paying any Easy Payment System, or EPS, which is a payment system in Hong Kong equivalent to cash, credit card or Octopus card charges at the rates notified by Watson. In 2004, the aggregate commissions paid by our group for the provision of these services amounted to approximately HK$8 million (US$1.0 million).

Supply of mobile phone equipment and accessories by Hutchison Harbour Ring Limited and/or its subsidiaries.

Hutchison Harbour Ring Limited, a member of the Hutchison Whampoa group, and its subsidiaries have been supplying handset batteries, chargers, bluetooth accessories and other mobile phone accessories to Hutchison 3GHK Services and Hutchison Telephone. In 2004, the aggregate purchase price paid by Hutchison 3GHK Services and Hutchison Telephone for the equipment and accessories supplied was approximately HK$32 million (US$4.1 million).

Dealership services provided by the Hutchison Whampoa group

Under an agreement dated May 23, 1998 with Watson and another agreement dated June 21, 2004 with Watson’s The Chemist Limited, a subsidiary of Watson, both as supplemented and/or amended from time to time, Hutchison Telecom, as duly authorized agent of Hutchison Telephone and of Hutchison 3GHK Services, sells 2G and 3G handsets and/or telecommunications services at the Fortress and Watson retail outlets operated by Watson in Hong Kong. Under these retail services agreements, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison Telecom, and is required to pay such amount to Hutchison Telecom on a weekly accrual basis. Hutchison Telecom is required to pay to Watson commissions per subscription, subject to minimum amount per outlet per month.

Under an agreement dated May 27, 2004, between Watson and Hutchison 3GHK Services, Watson was appointed as non-exclusive dealer for Hutchison 3GHK Services for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by Hutchison 3GHK Services. Under this 3G dealership services agreement, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison 3GHK Services. Watson is required to pay such amount to Hutchison 3GHK Services after deducting its commission per subscription. This agreement commenced on March 3, 2004.

In 2004, the aggregate commissions paid by our group for the provision of these services under the retail services agreements amounted to approximately HK$10 million (US$1.3 million).

Global procurement services provided by the Hutchison Whampoa group

Various members of our group have separately entered into cost sharing agreements with the Hutchison Whampoa group pursuant to which members of the Hutchison Whampoa group and members of our group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the 3G business of members of our group. Participation in a particular cost sharing activity is at the discretion of each member of our group which has entered into a cost sharing arrangement. In connection with the performance of obligations of the members of our group under some of the underlying contracts in relation to the global procurement activities, members of the Hutchison Whampoa group have provided guarantees in favor of counterparties thereunder. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities. In addition, the relevant members of our group pay a guarantee fee (where the Hutchison Whampoa group has provided a guarantee) and a management fee to the Hutchison Whampoa group at normal commercial rates. The aggregate costs, expenses, guarantee fees and management fees paid by the relevant member of our group under these cost sharing agreements amounted to approximately HK$82 million (US$10.5 million) in 2004.

Provision of telecommunications and Internet services to the Hutchison Whampoa group

Members of our group currently provide, and will continue to provide local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, and Internet and web-hosting services to members of the Hutchison Whampoa group. In 2004, the fees charged by our group for the provision of such services amounted to approximately HK$51 million (US$6.5 million).

Provision of mobile telecommunications services to the Hutchison Whampoa group.

Members of our group currently provide, and will continue to provide, mobile telecommunications services, including IDD and roaming services and other value-added services, to members of the Hutchison Whampoa group. The Hutchison Whampoa group is required to pay charges in advance for subscription on a monthly basis and charges in arrears for usage on a monthly basis, pursuant to invoices issued from our group. The provision of such services is terminable by either party at any time by giving 14 days’ prior written notice. In 2004, the fees charged by our group for the provision of such services amounted to approximately HK$14 million (US$1.8 million).

Financial assistance by the Hutchison Whampoa group to our group

Loans

Historically, our network build-out and operating costs have been financed in part through shareholder loans from the Hutchison Whampoa group. In connection with our restructuring, in September 2004 we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million).

Immediately following the restructuring, the total amount of outstanding debt owed by us to the Hutchison Whampoa group was approximately HK$375 million (US$48 million), which was incurred under a back-to-back loan facility of HK$1,000 million

(US$128 million) granted by Hutchison International in favor of Hutchison Global Communications Holdings. Under this facility, we assumed the obligations of Hutchison International to provide up to HK$1,000 million to Hutchison Global Communications Holdings, and if a draw is made on this facility by Hutchison Global Communications Holdings, then Hutchison International has agreed to provide a facility to us in the same amount and with the same tenor to our group. As of December 31, 2004 the amount outstanding under this facility owed by Hutchison Global Communications Holdings to us was HK$466 million (US$60 million). All outstanding amounts owed by us to Hutchison International under the loan facility were repaid in full in December 2004, even though the loan owed to us by Hutchison Global Communications Holdings remained outstanding.

Guarantees and letters of comfort

Hutchison Whampoa, Hutchison International and Hutchison Telecommunications Limited have guaranteed outstanding debts owed by our subsidiaries to lenders since 1998. Most of these guarantees relate to the obligations incurred by our Thai operations (with respect to a number of loan and credit facilities and certain ISDA swap obligations, aggregating approximately US$837 million (approximately HK$6,530 million) in outstanding principal amount as of December 31, 2004, assuming that the swaps will run to maturity with no default on the part of the swap counterparties) and Hutch India (with respect to certain term loans and general banking facilities aggregating approximately US$602 million (approximately HK$4,694 million) in principal amount as of December 31, 2004).

As security in support of a series of equipment sale and leaseback transactions entered into by Hutchison Telephone in 1998, Hutchison Whampoa issued guarantees in favor of Hutchison Telephone’s counterparties under those transactions in respect of performance and payment obligations.

Hutchison International has provided letters of comfort under which it agrees to maintain specified shareholdings in several of our Hong Kong subsidiaries in connection with credit facilities provided to them. As of December 31, 2004, approximately HK$4,110 million (US$527 million) remained outstanding under these facilities.

Hutchison Whampoa or other members of the Hutchison Whampoa group will continue to provide the above guarantees and letters of comfort as well as the guarantees described above under “—Global procurement services provided by the Hutchison Whampoa group.” Except as described above, if guarantees, indemnities or security are required to be given in support of debts of subsidiaries or associated companies in the future, we expect that our company will provide those guarantees, indemnities and security, rather than Hutchison Whampoa or other members of the Hutchison Whampoa group.

We have entered into a fee agreement with Hutchison Whampoa, pursuant to which we agree to pay, or will procure that relevant members of our group will pay, fees for the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or its subsidiaries, in respect of third-party borrowings of such relevant members of our group. The fees are charged at normal commercial rates. We have also entered into a counter-indemnity agreement with Hutchison Whampoa, under which we agree to indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group, as the case may be, against any liability incurred by Hutchison Whampoa or any such member of the Hutchison Whampoa group under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings. The total amount of these fees paid by us to the Hutchison Whampoa group in 2004 was HK$46 million (US$5.9 million).

Related party transactions with associates

Until April 20, 2005, when it became a subsidiary of ours, Partner was an unconsolidated company over which we had significant influence.

Financial support of Partner

As of December 31, 2004, 54,733,017 ordinary shares of Partner held by us were subject to a share pledges granted in favor of lenders to Partner under the terms of a loan facility amended and restated on December 31, 2002 provided to Partner. On April 14, the loan facility was terminated and all share pledges were released.

Relationship agreement with Partner’s shareholders

Under the terms of a restated relationship agreement that we entered into on April 20, 2005 with Elbit, Polar, Eurocom, Matav Investments, Matav Cable, and Tapuz, we have agreed to hold such number of shares of Partner as will be required to comply with the minimum founding shareholder percentage of 26% required under Partner’s license, less the 5% required to be held by Partner’s Israeli citizens and residents, which the Israeli shareholders that are party to the relationship agreement have agreed to hold. Under the restated relationship agreement, the Israeli shareholders who are party to the agreement are entitled to appoint 10% of the directors on Partner’s board of directors, which based on the current number of directors would mean they are entitled to appoint one director. In addition, to the extent required by applicable law or Partner’s license, we are obligated to vote our shares in each general meeting of Partner at which directors are elected to ensure that a majority of the directors of Partner are Israeli citizens or residents. Except for these requirements, obligation of the parties to vote for each other’s directorship nominations were eliminated. Provisions specifying shareholders’ rights to nominate the members of Partner’s executive committee, the chairman of Partner’s board of directors and Partner’s chief financial officer, and provisions restricting transfers of shares, were also eliminated. If a party to the relationship agreement commits certain events of default described in the agreement, that party may be required to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the relationship agreement that has a material adverse effect on Partner, and in the case of such breach, the purchase price at which the shares are to be sold will be at market value less a 17.5% discount.

Roaming arrangements with Western Wireless Corporation and its subsidiaries

Members of our group have entered into agreements with Western Wireless and its subsidiaries in respect of roaming arrangements, whereby customers of members of our group and of the Western Wireless group may roam on each other’s networks while traveling abroad. Mr. John Stanton, an independent non-executive director of our company, is the chairman and chief executive officer of Western Wireless. For 2004, the total net charges for the provision of roaming services, after set-off between the relevant members of our group and each of Western Wireless Corporation and its subsidiaries, were negligible.

Agreements with directors

Our non-executive directors receive compensation in the form of directors’ fees and do not receive any other form of compensation, including upon termination. Our executive directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our executive directors, which contracts may be terminated by either party giving written notice for periods of notice ranging from three to six months. None of these service contracts provide benefits to our executive directors upon termination. Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors for the year ended December 31, 2004 were approximately HK$24 million (US$3.1 million). For a detailed discussion of the remuneration paid to our directors, see “Directors, Senior Management and Employees—Compensation.”

As of the date of this annual report, no options have been granted to our directors under the share option plan. For a more detailed discussion of the share option plan, see “Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

C. Interests of Experts and Counsel

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are involved in legal proceedings common in our industry and arising in the ordinary course of business. Other than as described below, we are not engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to our directors to be pending or threatened by or against us, that would have a material adverse effect on our financial condition and results of operations.

India

The sales tax authorities of each of the state governments where we operate in India have instituted proceedings (or are in the process or completing their assessments with a view to doing so) against Hutch India, claiming sales tax is payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The majority of the other mobile and fixed-line telecommunications operators in India, including the government controlled BSNL, have been involved in similar proceedings and in some cases the matter is pending before the Supreme Court of India. In all cases where proceedings have been instituted, Hutch India has obtained stay orders against demands and recovery action instituted by the sales tax authorities pending a final decision on the substantive case. Hutch India estimates the maximum aggregate amount payable, should all sales tax authorities prevail in all claims, to be approximately HK$468 million (US$60 million). We consider that the sales tax authorities’ claims are without foundation. We are vigorously defending all claims and have successfully obtained stay orders in respect of all proceedings implemented by the sales tax authorities to date.

Ghana

Kludjeson International Limited, or KIL, which is a 20% shareholder of Kasapa, initiated proceedings in Ghana against Kasapa and several individuals including members of the management team. KIL alleged that the managing director of Kasapa had not been properly appointed and therefore challenged actions taken by the management of Kasapa, including the calling of board meetings, movement of equipment and documents, relocation of the registered and business premise of Kasapa, and the making of payments. Kasapa successfully defended the action and in April 2005 a judgment was entered in favor of Kasapa and the other defendants.

Dividend Distributions

We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term.

B. Significant Changes

The following significant changes have occurred since December 31, 2004:

•	in February 2005, we completed the consolidation of the Hutch India operating companies, as a result of which five of the operating companies were consolidated under Hutchison Max. Following the completion of the consolidation, we held an aggregate direct and indirect interest of approximately 56% in Hutchison Max;

•	also in February 2005, we received from the Ministry of Planning and Investment of Vietnam an investment license approving a business cooperation contract that Hutchison Vietnam, our indirect wholly owned subsidiary, had entered into on July 12, 2004 with Hanoi Telecommunications;

•	in March 2005, we entered into a conditional agreement to acquire a 60% equity interest in Cyber Access Communications, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia;

•	in April 2005, Partner became our subsidiary following the completion of a share buyback by Partner, as a result of which our equity interest in Partner increased from 42.9% to 52.2%;

•	in May 2005, we entered into a conditional agreement with a subsidiary of América Móvil, S.A. to sell all of our interest in Hutchison Paraguay, which we expect to complete in the third quarter of 2005; and

•	also in May 2005, it was announced that we had requested the board of directors of Hutchison Global Communications Holdings to put forward a proposal to privatize Hutchison Global Communications Holdings through the cancellation of Hutchison Global Communications Holdings shares not already held by us, following which the listing on the Hong Kong Stock Exchange of all Hutchison Global Communications Holdings shares will be withdrawn. This proposal was made on June 7, 2005.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information

The following tables set forth the high and low sales prices per share of our ordinary shares listed on the Hong Kong Stock Exchange and the high and low prices per share of our American Depositary Shares (each representing 15 of our ordinary shares) listed on the New York Stock Exchange for each month since trading began on October 14, 2004 with respect to the New York Stock Exchange and October 15, 2004 with respect to the Hong Kong Stock Exchange.

	HIGH		LOW
	Ordinary Shares	ADSs	Ordinary Shares	ADSs
	(HK$)	(US$)	(HK$)	(US$)
October 2004	5.95	11.28	5.30	9.85
November 2004	6.50	12.25	5.20	9.95
December 2004	7.10	13.58	6.15	11.65
January 2005	7.10	13.60	6.05	12.25
February 2005	8.80	16.40	6.95	13.65
March 2005	8.40	16.05	7.25	14.02
April 2005	7.80	14.44	7.05	13.15
May 2005	7.70	14.22	7.00	13.55

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares have been listed on the Hong Kong Stock Exchange under the code number “2332” since October 15, 2004. Our ADSs, each representing 15 of our ordinary shares, have been listed on the New York Stock Exchange under the symbol “HTX” since October 14, 2004.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

Our company is registered in the Cayman Islands (company number CT-133883). Set forth below is a brief summary of certain provisions of our amended and restated Memorandum and Articles of Association adopted on September 3, 2004, as amended on May 5, 2005. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which are filed as Exhibits 1.1 and 1.2, respectively, to this annual report.

Objects

Our objects are detailed in the Section 3 of our amended and restated Memorandum of Association. Typical of companies registered in the Cayman Islands, our objects are unrestricted and include, without limitation, to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company, and to acquire and hold shares, stock and other forms of securities instruments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof.

Directors

A director may not vote (nor be counted in the quorum) on any resolution of the board approving any contract or arrangement or other proposal in which such director, or any of his associates, is materially interested. However, this prohibition shall not apply to any of the following matters:

•	any contract or arrangement for the giving by us or any of our subsidiaries to that director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of us or any of our subsidiaries;

•	any contract or arrangement for the giving by us or any of our subsidiaries of any security or indemnity to a third party in respect of a debt or obligation of ours or any of our subsidiaries for which the director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

•	any contract or arrangement concerning an offer of our shares or debentures or other securities by us or any other company which we may promote or be interested in for subscription or purchase, where the director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

•	any contract or arrangement in which the director or his associate(s) is/are interested in the same manner as other holders of our shares or debentures or other securities or those of any of our subsidiaries by virtue only of his/their interest in our shares or debentures or other securities or those of any of our subsidiaries;

•	any contract or arrangement concerning any other company in which the director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the director and/or his associate(s) is/are beneficially interested in five percent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

•	any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to directors, and/or their associates and our employees or those of any of our subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not accorded to the employees to which that scheme or fund relates.

A quorum of independent directors is not required in order for a director to vote compensation to himself or any other member of the board of directors.

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party. The borrowing powers, in common with our articles in general, can be varied with the sanction of a special resolution.

Directors are not required to retire at a particular age. Directors are not required to beneficially own our shares.

Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shareholders

We are authorized to issue non-voting redeemable preference shares. However, currently, we only have ordinary shares outstanding.

Dividends

Subject to the Companies Law, in a general meeting we may declare dividends in any currency, but no dividends shall exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits that our directors determine is no longer needed. With the sanction of an ordinary resolution, dividends may also be declared out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share, and all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares half-yearly or on any other dates, whenever our position, in the opinion of the directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any member all sums of money (if any) presently payable by him to us on account of calls or otherwise.

No dividend or other monies payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that: (i) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment; or (ii) the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the directors may think fit. The directors may also, with the sanction of our members in general meeting, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of members to elect to receive that dividend in cash in lieu of such an allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of those shares, and shall be sent at his or their risk. Payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

Any dividend unclaimed after a period of six years from the date of declaration of the dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors or the members in general meeting have resolved that a dividend be paid or declared, the directors may further resolve that the dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, the directors may settle it as they think expedient and, in particular, may issue fractional certificates or authorize any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any such specific assets and may determine that cash payments shall be made to any of our members upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to the directors.

Voting Rights

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member that is a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member that is a corporation, by its duly appointed representative) shall have one vote for each share of which that member is the holder.

No member will be entitled to vote or be reckoned in a quorum, in respect of any share, unless that member is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by that member to us have been paid.

If a recognized clearing house (or its nominee(s)) is our member, it may authorize the person or persons it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of members provided that, if more than one person is so authorized, the authorization must specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is deemed to have been duly authorized without further evidence of the facts and be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if the person were the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

Members of our board of directors stand for reelection at staggered intervals. One-third (or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of our directors are subject to retirement from office by rotation at each annual general meeting. All our directors who were appointed by our board retired and were re-elected at our annual general meeting held on May 5, 2005. At this annual general meeting, our shareholders approved a special resolution amending our articles of association so that one third of all member of our board of directors, including the chairman and managing director (who previously were not required to retire), will retire from office by rotation at each general meeting.

There are no restrictions imposed by Cayman Islands law or our articles of association on the rights of our members to hold or vote their shares by reason of where they reside. Our articles of association, however, provide that we are not obliged, when making or granting any allotment of, offer of, option over or disposal of shares or issuing shares in satisfaction wholly or in part of a dividend declared, to make or make available any such allotment, offer, option or shares to our members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in our opinion, be unlawful or impracticable.

Provisions discriminating against existing or prospective holders of shares as a result of such shareholder owning a substantial number of shares

Our articles of association provide that if our directors become aware that any person directly or indirectly has or acquires an interest in a number of shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any subsidiary or affiliate (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) of ours being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or of any requirement of any governmental or regulatory authority, our directors have the discretion to serve a notice upon the holder of those shares:

•	specifying which of the shareholder’s shares in our company will be affected and the name of the entity affected;

•	suspending the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company that concerns the business, operations, management or activities or any other matters in relation to any affected entity, including the appointment of a director or the managing director of any affected subsidiary or affiliate; and/or

•	restricting the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity.

Any suspension or restriction will be to the minimum extent (in terms of period of suspension, voting rights suspended and number of shares affected) that is, in the opinion of our directors, required in order to prevent a breach or default, or in connection with such review or approval.

The notice that the directors provide to the holder of the affected shares may also direct the holder of those shares to provide us with information and documents that we may require in order to enable us or any affected subsidiary or affiliate to obtain the necessary approval that may be required in order to enable that shareholder to continue to hold the affected shares without the breach or default occurring or continuing.

Apart from the voting rights being suspended in the manner described above, all other rights attached to these disenfranchised shares shall not be affected and shall remain exercisable by the shareholder holding these disenfranchised shares. The notice is effective in respect of the disenfranchised shares only and does not apply to any other shares held by that shareholder.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of a smaller amount than is fixed by our memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from that subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by the directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital, or any capital redemption reserve in any manner authorized by law.

Rights to share in any surplus in the event of liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares, if we are wound up and the assets available for distribution among our members are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed pari passu among those members in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and if we are wound up and the assets available for distribution among the members as such are insufficient to repay the whole of the paid-up capital, these assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may, with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our members in specie or in kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set the value that it deems fair upon any property to be divided and may determine how the division is to be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like sanction, thinks fit, but so that no member will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described above) and the location of the registered office, alterations to our memorandum and articles of association may only be made by special resolution.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply mutatis mutandis to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting other than an adjourned meeting will be two persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class. Every holder of ordinary shares of the class will be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy or (being a corporation) by an authorized representative may demand a poll. At an adjourned meeting of such holders, two holders present in person or by proxy (whatever the number of shares held by them) shall be a quorum.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with such class of shares.

Shareholder meetings

We must hold an annual general meeting every year within 15 months after the holding of the last preceding annual general meeting or, if it is the year that we adopted our articles of association, not more than 18 months after the date of adoption of our articles, at such time and place as may be determined by our board of directors. Each general meeting, other than an annual general meeting, shall be called an extraordinary general meeting.

Our board may whenever it thinks fit call extraordinary general meetings. Any one or more shareholders holding, at the date of deposit of the requisition, not less than one-tenth of our paid up capital carrying the right of voting at general meetings shall at all times have the right, by written requisition to the board or our company secretary, to require an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition; and such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit our board fails to proceed to convene such meeting, then the requisitioning shareholder(s) may themselves may do so in the same manner, and all reasonable expenses incurred by such requisitioning shareholders as a result of the failure of the board shall be reimbursed to the requisitioning shareholders by us.

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution must be called by not less than 21 days’ notice in writing and any other extraordinary general meeting must be called by not less than 14 days’ notice in writing. Notice of every general meeting will be given to all our shareholders other than those who, under the provisions of our articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, it will be deemed to have been duly called if it is so agreed in the case of a meeting called as an annual general meeting by all our members entitled to attend and vote at the meeting, or in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right.

An ordinary resolution is defined in our articles to mean a resolution passed by a simple majority of the votes of members who are entitled to vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with our articles of association. Pursuant to our articles of association, a special resolution must be passed by a majority of not less than three-fourths of the votes cast by members who are entitled to vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority of the members having a right to attend and vote at such meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right and, in the case of an annual general meeting, if so agreed by all our members entitled to attend and vote at that meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days’ notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the commencement of business, but the absence of a quorum shall not preclude the appointment of a chairman, which will not be treated as part of the business of the meeting.

Two of our members present in person or by proxy representing not less than one-third in nominal value of the total issued voting shares will be a quorum.

A corporation being a member will be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative, being the person appointed by resolution of the directors or other governing body of that corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our members. A duly authorized representative will be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual member.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in “—Modification of Rights” above.

Rights to Own Shares

There are no restrictions imposed by Cayman Islands law or our articles of association on the rights to own our shares.

C. Material Contracts

The following material contracts (being contracts not entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years preceding the filing date of this annual report:

1.	The following contracts were all entered into in connection with the restructuring that was completed in September 2004 to establish us as a holding company for some of the Hutchison Whampoa group’s telecommunications interests. The effect of these contracts was to transfer certain of the Hutchison Whampoa group’s telecommunications interests to us and to transfer loans that the Hutchison Whampoa group had made to certain operating companies within our group to us. For a further description of the restructuring, see “Information on the Company—History and Development of the Company—The Restructuring.”

•	Sale and Purchase Agreement dated June 21, 2004 between Lanka and Hutchison 3G Italy Investments S.à r.l

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Hutchison Telecommunications (HK) Holdings Limited to HTI (BVI) Holdings Limited

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International Cayman and Hutchison Telecommunications Investment

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International HK and Hutchison International

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed by Whampoa Holdings Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Telephone to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Telecommunication Services Limited to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison 3GHK to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Telecom to Hutchison Telecommunications International HK

•	Loan Agreement dated September 20, 2004 between Hutchison Global Communications Investment Holding Limited and Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 between Hutchison International and Hutchison Global Communications Investment Holding Limited

•	Loan Agreement dated September 20, 2004 between HTI (BVI) Holdings Limited and Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 20, 2004 under which Hutchison Telecommunications Limited sold shares in Hutchison Global Communications Investment Holding Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International transferred a loan facility owed to it by Hutchison Global Communications Holdings to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Global Communications to Hutchison Telecommunications International HK

•	Transfer Agreement dated September 20, 2004 under which Mangere International Limited transferred a note issued by Hutchison Global Communications Holdings to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 20, 2004 under which Mangere International Limited transferred a debt owed to Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International Cayman

•	Transfer Agreement dated September 20, 2004 under which Hutchison International transferred a deposit deposited to it by Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in US dollars from Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 between Hutchison Telecommunications (Malaysia) Limited and Hutchison Telecommunications International (Thailand) Holdings Limited

•	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in Thai baht from Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Multimedia Services (Thailand) Limited to Hutchison Telecommunications International (Thailand) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Telecommunications (Thailand) Co. Limited to Hutchison Telecommunications International (Thailand) Holdings Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in CGP Investments (Holdings) Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications Investment Limited to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Fairglass Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Fairglass Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Lanka to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated July 16, 2004 between Essar Telecom India Holdings Limited and HTI (BVI) Holdings Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold 6 “A” shares in Hutchison Telecommunications (India) Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications (India) Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Kuwata Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Certwell Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Kasapa to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited sold one share in Pearl Charm Limited to HTI (BVI) Holdings Limited

•	Loan Agreement dated September 18, 2004 between Widcombe Limited and Hutchison Telecommunications International Cayman

•	Acknowledgement of Debt and Advances Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited acknowledged a debt owed to it by Widcombe Limited and transferred a debt owed to it by Hutchison Paraguay to Widcombe Limited

•	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 18, 2004 under which HTI Holdings transferred a debt owed to it by Wellington Gardens Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 18, 2004 under which HTI Holdings transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Pearl Charm Limited to Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison OMF Limited

•	Instrument of Transfer dated September 17, 2004 between Hutchison Telecommunications (Amsterdam) B.V. and Advent Investments Pte Ltd

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications (Cyprus) Limited and Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (Netherlands) B.V. and Hutchison Telecommunications (Cyprus) Limited

•	Instrument of Transfer dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison Telecommunications International (Netherlands) B.V.

•	Instrument of Transfer dated June 18, 2004 between Colonial Nominees Limited and Advent Investments Pte Ltd

•	Deposit Transfer Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred deposits deposited with it by Advent Investments Pte Ltd and Amber International to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Limited sold 10 shares in Amber International to Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 22, 2004 between Hutchison Telecommunications International HK and Hutchison Telecommunications International Limited

•	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment sold two shares in Hutchison Telecommunications International HK

•	Share Purchase and Loan Transfer Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment (1) sold one share in Hutchison Telecommunications International Cayman and (2) transferred loans to Hutchison Telecommunications International Cayman to Hutchison Telecommunications International Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Hutchison Mobile Communications Limited to Hutchison Telecommunications Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Tegor Limited to Hutchison Telecommunications Limited

•	The Transfer and Declaration of Trust Deed dated September 17, 2004 whereby Whampoa Holdings Limited transferred its beneficial interest in the Argentine Title, Rights and Obligations

•	Sale and Purchase Agreement dated September 17, 2004 between Array Holdings Limited and Hutchison Telecommunications Limited

2.	Deed of Tax Indemnity dated September 24, 2004 between Hutchison Telecommunications Limited and Hutchison Telecommunications International Limited, in which we are indemnified for any tax liability arising prior to the restructuring incurred by any of the companies transferred to us as part of the restructuring

3.	Non-Competition Agreement dated September 24, 2004 between Hutchison Telecommunications International Limited and Hutchison Whampoa pursuant to which the parties have agreed not to compete with respect to telecommunications services in each party’s defined territory

4.	IPR Framework Agreement dated September 24, 2004 between Hutchison International and Hutchison Telecommunications International Limited, pursuant to which Hutchison International agreed to procure that certain domain names, trademarks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group are licensed to our group companies on a royalty-free basis

5.	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment, Cheung Kong Holdings and Hutchison Telecommunications International Limited, pursuant to which, among other things, Cheung Kong Holdings and Hutchison Telecommunications Investment may from time to time make a written request of us to register all or part of the shares held by each of them with the SEC for offer and sale to the public under a registration statement

6.	Deed of Indemnity dated September 24, 2004 between Hutchison Whampoa and Hutchison Telecommunications International Limited, pursuant to which we agreed to indemnify relevant members of the Hutchison Whampoa group against any liability incurred by any of them under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings

7.	Acquisition Agreement dated January 28, 2004 among Hutchison Global Communications Holdings, Vanda and Hutchison International, pursuant to which Hutchison Global Communications Holdings purchased all of the issued share capital of Hutchison Global Communications Investments Limited for consideration comprised of HK$3,900 million in the form of shares of Hutchison Global Communications Holdings and HK$3,200 million in the form of a convertible note

8.	Shareholders Agreement dated April 9, 2004 between Multifaced Finstock Private Limited, CGP India Investments Limited and Telecom Investments (India) Private Limited regarding the regulation of the affairs and management of Telecom Investments (India) Private Limited and setting out the relationship of its shareholders

9.	Shareholders Agreement dated April 9, 2004 between Asian Telecommunication Investments (Mauritius) Limited, UMT Investments Limited and Usha Martin Telematics regarding the regulation of the affairs and management of Usha Martin Telematics and setting out the relationship of its shareholders

10.	ETH Pass-Through Agreement dated September 24, 2004 between HTI Holdings, Hutchison Whampoa and Hutchison Telecom (BVI) Limited, pursuant to which the Hutchison Whampoa group’s rights and obligations under a consolidation agreement, including the obligation to provide credit support and subrogation rights in respect of a share pledge, were passed through to our group

11.	Share Buy Back Agreement dated February 7, 2005 between Partner and Elbit, Polar, Eurocom, Matav Investments and Matav Cable, pursuant to which Partner agreed to buy back approximately 33.3 million of its ordinary shares at a price of NIS32.2216 per share

12.	Restatement of the Relationship Agreement dated April 20, 2005 between Hutchison Telecommunications International (Netherlands) BV, Advent Investments Pte Ltd, Elbit, Polar, Eurocom, Matav Investments, Matav Cable, and Tapuz setting out the rights and obligations of certain shareholders of Partner

13.	Share Pledge dated June 23, 2004 between Advent Investments Pte Ltd and Bank Leumi Le-Israel B.M., pursuant to which Advent Investments Pte Ltd pledged 9,871,066 ordinary shares of Partner held by it to secure Partner’s obligations under a credit facility

14.	Agreement for the Sale and Purchase of Shares of PT Cyber Access Communications dated March 9, 2005 between Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd, as amended April 28, 2005, regarding the purchase by us of 60% of the issued share capital of Cyber Access Communications, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia, for a total consideration of US$120 million

15.	The following contracts were all entered into in connection with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company, Hutchison Max, that was completed on February 1, 2005. For a further description of the restructuring, see “Information on the Company—Business Review—Operating companies review—India—Ownership—Consolidation.”

•	Share Purchase Agreement dated February 1, 2005 between Essar, Vilsat Investments Private Limited and Hutchison Max, under which Vilsat Investments Private Limited sold its entire shareholding in Hutchison Essar Telecom Limited in consideration for the issuance of shares representing 14.46% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Al-Amin Investments Limited and Hutchison Max, under which Al-Amin Investments Limited sold its entire shareholding in Hutchison Essar South Limited in consideration for the issuance of shares representing 4.65% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Euro Pacific Securities Ltd and Hutchison Max, under which Euro Pacific Securities Ltd sold its entire shareholding in Hutchison Essar Telecom Limited in consideration for the issuance of shares representing 0.77% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between IndusInd Telecom Network Limited and Hutchison Max, under which IndusInd Telecom Network Limited sold its entire shareholding in Fascel Limited in consideration for the issuance of shares representing 5.11% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Mobilvest and Hutchison Max under which Mobilvest sold its entire shareholding in Hutchison Essar Telecom Limited in consideration for the issuance of shares representing 9.58% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics and Hutchison Max under which Usha Martin Telematics sold its entire shareholding in Fascel Limited in consideration for the issuance of shares representing 3.58% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics and Hutchison Max, under which Usha Martin Telematics sold its entire shareholding in Hutchison Telecom East Limited in consideration for the issuance of shares representing 5.84% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Asia Telecommunications Investments (Mauritius) Limited and Hutchison Max, under which Asia Telecommunications Investments (Mauritius) Limited sold its entire shareholding in Hutchison Telecom East Limited in consideration for the issuance of shares representing 5.61% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between CCII (Mauritius), Inc and Hutchison Max, under which CCII (Mauritius), Inc. sold its entire shareholding in Hutchison Essar Telecom Limited in consideration for the issuance of shares representing 2.55% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Essar and Hutchison Max, under which Essar sold its entire shareholding in Hutchison Telecom East Limited in consideration for the issuance of shares representing 5.77% Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Jaykay Finholding (India) Private Limited and Hutchison Max, under which Jaykay Finholding (India) Private Limited sold its entire shareholding in Hutchison Essar Telecom Limited in consideration for the issuance of shares representing 0.59% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Prime Metals Ltd and Hutchison Max, under which Prime Metals Ltd sold its entire shareholding in Hutchison Essar Telecom Limited in consideration for the issuance of shares representing 1.53% of Hutchison Max’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Trans Crystal Limited and Hutchison Max, under which Trans Crystal Limited sold its entire shareholding in Fascel Limited in consideration for the issuance of shares representing 8.36% of Hutchison Max’s issued share capital

D. Exchange Controls

There are no exchange control regulations or currency restrictions in the Cayman Islands. No foreign exchange controls exist in Hong Kong and there is free flow of capital into and out of Hong Kong.

E. Taxation

The following discussion of the material Cayman Islands and Hong Kong tax and U.S. federal income tax consequences to which a holder of our ADSs or ordinary shares may be subject is based upon laws and relevant interpretations thereof currently in effect, all of which are subject to change. This discussion does not address all possible tax considerations that may be relevant to a decision to purchase, hold or sell our ADSs or ordinary shares, such as the tax consequences under U.S. state and local and other tax laws.

Cayman Islands

The Cayman Islands currently do not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of twenty years from March 23, 2004.

Hong Kong

The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice to you. The discussion does not deal with all possible tax consequences relating to purchasing, holding or selling our ADSs or ordinary shares. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting share capital) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our ADSs and ordinary shares. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us.

Profits Tax

No profits tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the ADSs and ordinary shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16% on individuals and unincorporated businesses. Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange may be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of ADSs or ordinary shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

There will be no liability for Hong Kong profits tax in respect of trading gains from the sale of ADSs, where purchases and sales of ADSs are effected outside of Hong Kong, e.g. on the New York Stock Exchange.

Stamp Duty

The sale, purchase and transfer of ordinary shares on the Hong Kong branch register are subject to Hong Kong stamp duty. The current rate charged on each of the purchaser and the seller is 0.1% of the consideration or, if greater, the fair value of the ordinary shares being sold or transferred. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong.

Estate Duty

The ordinary shares on the Hong Kong branch register are Hong Kong property under Hong Kong law, and accordingly the ordinary shares may be subject to estate duty on the death of the beneficial owner of the ordinary shares (regardless of the place of the owner’s residence, citizenship or domicile). We cannot assure you that the Hong Kong Inland Revenue department will not treat the ADSs as Hong Kong property that may be subject to estate duty in the event of death of the beneficial owner of the ADSs. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. The rate of and the threshold for estate duty has, in the past, been adjusted on a fairly regular basis. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

United States Federal Income Taxation

U.S. Holders

This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the ADSs or ordinary shares. This summary applies only to U.S. Holders that will hold the ADSs or ordinary shares as capital assets for tax purposes. This summary does not apply to a U.S. Holder subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life-insurance company;

•	a tax-exempt organization;

•	a person that holds ADSs or ordinary shares as part of a hedge, straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Accordingly, holders and prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of ADSs or ordinary shares in light of their particular circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ordinary shares or ADSs.

For U.S. tax consequences to a holder that is not a U.S. person for U.S. federal income tax purposes (a “non-U.S. Holder”), see the discussion below under “—Non-U.S. Holders.”

Holders of ADSs will be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs. No gain or loss will be recognized upon the exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. References below to ordinary shares should be understood to refer as appropriate to ordinary shares that are held directly, as well as those ordinary shares the ownership of which is represented by ADSs.

Distributions

Distributions paid with respect to the ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder’s ordinary shares. This reduction in a U.S. Holder’s basis in the ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ordinary shares.

For taxable years beginning after December 31, 2002 and before January 1, 2009 (provided that certain holding period requirements are met and subject to other conditions and limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains. However, these lower rates will not apply to a Taxable Dividend if we are a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in our taxable year in which such Taxable Dividend is paid, or were a PFIC in our preceding taxable year. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2004 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2005 taxable year, although we can provide no assurances in this regard. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.

Taxable Dispositions

Upon a sale, exchange, or other taxable disposition of ordinary shares, a U.S. Holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s tax basis in the ordinary shares that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. Holder is generally subject to taxation at lower rates than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

Non-U.S. Holders

Any dividends received on ordinary shares and any gain realized on sale or exchange of ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the Internal Revenue Service to establish that it is not a U.S. person. See “—Information Reporting and Backup Withholding” below.

A non-U.S. Holder may be subject to U.S. federal income taxes on any dividends received on ordinary shares and on any gain realized on the sale or exchange of ordinary shares if it has an office, fixed place of business or a tax home in the United States or certain other conditions exist.

Information Reporting and Backup Withholding

Dividends on ordinary shares, and payments of the proceeds of a sale of ordinary shares, paid within the United States or through certain U.S. related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss or exemption from back-up withholding has occurred. Non-U.S. Holders generally are not subject to information reporting or back-up withholding. However, such a non-U.S. Holder may be required to provide a certification as to its non-U.S. status in connection with payments received within the United States or through certain U.S. related financial intermediaries.

F. Dividends and Paying Agents

Not Applicable

G. Statement by Experts

Not Applicable

H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers.

You may read and copy any materials that we filed or furnished, or will file with or furnish to, the Securities and Exchange Commission at its public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings that we make electronically will be available to the public at www.sec.gov.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Hong Kong dollars. We are also subject to exchange rate risks with respect to our operations and investments outside Hong Kong.

This section contains “forward-looking statements” as described in “Forward-Looking Statements.”

As of December 31, 2003, 28.6% of our borrowings were denominated in Hong Kong dollars, 27.2% in India Rupees, 19.3% in Thai Baht, 17.6% in Japanese Yen and 7.3% in U.S. dollars. As of December 31, 2004, 29.8% of our borrowings were denominated in Hong Kong dollars, 28.9% in India Rupees, 14.5% in Thai Baht, 24.8% in Japanese Yen, 1.6% in U.S. dollars and 0.4% in other currencies.

We regularly assess our interest rate and currency exchange exposures and determine whether to adjust or hedge our position. We may use derivative instruments to hedge or adjust our exposures. For example, during 2004, our Thailand operations entered into currency swap arrangements with banks to hedge against the exchange risk in relation to their Japanese Yen and U.S. dollar denominated borrowings. Similarly, India operations entered into a currency and interest rate swap arrangement with a bank to swap its floating rate U.S. dollar denominated borrowings into fixed rate India Rupee borrowings in order to hedge its currency and interest rate exposure. See Note 20 to our accounts. We have used, and intend to continue to use, derivative financial instruments only for hedging purposes and not for speculative purposes. Since most of our borrowings are in the same currencies as those used by the underlying operations, we believe that any potential depreciation of our operating currencies will not have a material adverse effect on our financial condition and results of operations.

Our financial assets and liabilities as of December 31, 2004 and 2003 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarize the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2004 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third-party borrowings.

	December 31, 2004 Maturities						December 31, 2004 Total Fair Value
	2005	2006	2007	2008	2009	Thereafter
	(HK$ millions except rates)
Local currency:
Fixed rate	$1	$1	$1	$2	$2	$7	$14	$14
Average weighted rate(1)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Variable rate	$5,164	—	—	—	$17	—	$5,181	$5,181
Average weighted rate(1)	1.14%	—	—	—	3.07%	—	1.15%	1.15%
Sub-total	$5,165	$1	$1	$2	$19	$7	$5,195	$5,195

Foreign currency:
Thai Baht:
Fixed rate	$439	—	—	—	—	—	$439	$439
Average weighted rate(1)	2.80%	—	—	—	—	—	2.80%	2.80%
Variable rate(2)	$3,744	$2,395	$402	$41	$41	$21	$6,644	$6,644
Average weighted rate(1)	3.08%	3.11%	2.97%	2.23%	2.23%	2.23%	3.07%	3.07%
Sub-total	$4,183	$2,395	$402	$41	$41	$21	$7,083	$7,083

India Rupee:
Fixed rate	$318	$2	—	—	—	—	$320	$320
Average weighted rate(1)	7.28%	0%	—	—	—	—	7.23%	7.23%
Variable rate(3)	$4,075	$650	—	—	—	—	$4,725	$4,725
Average weighted rate(1)	7.15%	4.99%	—	—	—	—	6.85%	6.85%
Sub-total	$4,393	$652	—	—	—	—	$5,045	$5,045

U.S. dollars:
Variable rate(4)	$49	—	—	—	—	—	$49	$49
Average weighted rate(1)	5.44%	—	—	—	—	—	5.44%	5.44%
Sub-total	$49	—	—	—	—	—	$49	$49

Others:
Fixed rate	$54	—	—	—	—	—	$54	$54
Average weighted rate(1)	3.87%	—	—	—	—	—	3.87%	3.87%
Sub-total	$54	—	—	—	—	—	$54	$54

Total	$13,844	$3,048	$403	$43	$60	$28	$17,426	$17,426

(1)	Weighted average rates of the portfolio at the year end.

(2)	Including Japanese Yen borrowings of HK$4,326 million (US$555 million) and US dollar borrowings of HK$227 million (US$29 million) which were swapped into Thai Baht borrowings as of December 31, 2004. See Note 20 to the accounts.
(3)	Including U.S. dollar borrowings of US$80 million (HK$623 million) which were swapped into India Rupee borrowings as of December 31, 2004. See Note 20 to the accounts.
(4)	Excluding the HK$4 million (US$0.5 million) interest-bearing loan from minority shareholders of one of our operating companies as of December 31, 2004.

	December 31, 2004 Maturities						December 31, 2004
	2005	2006	2007	2008	2009	Thereafter	Total	Gain/ (loss)
	(HK$ millions except rates)
Interest Rate/Foreign Currency Swaps
Receive US$/Pay INR Contract Amount	—	$623	—	—	—	—	$623	$(12.0)
Weighted Average Contractual Exchange Rate (INR/US$)	—	45.72	—	—	—	—	45.72	—
Weighted Average pay rate	—	4.30%	—	—	—	—	4.30%	—
Weighted Average receive rate	—	1.81%	—	—	—	—	1.81%	—
Foreign Currency Swaps
Receive US$ /Pay THB Contract Amount
Contract Amount	$42	$41	$41	$41	$41	$21	$227	$13.4
Weighted Average Contractual Exchange Rate (THB/US$)	41.33	41.33	41.33	41.33	41.33	41.33	41.33	—
Receive JPY/Pay THB Contract Amount	$2,903	$1,122	$301	—	—	—	$4,326	$90.8
Weighted Average Contractual Exchange Rate (JPY/THB)	0.3644	0.3654	0.3771	—	—	—	0.3656	—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, we carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) promulgated under the Securities Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2004 in timely alerting them to material information about us required to be disclosed in the reports we file or submit under all applicable laws and regulations, including the Securities Exchange Act, and effectively ensuring the recording, processing, summarizing and reporting of such material information in accordance with the rules and forms of the SEC.

We are aware of the importance of maintaining controls and procedures and are continuing to work towards improving our controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include an internal control report of management with our annual report on Form 20-F.

In connection with this required Section 404 evaluation, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our board of directors, our audit committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.

During the period covered by this annual report, except as disclosed in this Item 15, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. However, a number of factors may affect our ability to successfully implement and maintain internal controls over financial reporting that meet the standards of Rules 13a-15(f) and 15d-15(f) under the Exchange Act, including that (i) we have only been operating as a listed company since October 2004; (ii) we operate mainly in developing markets where access to qualified personnel with a sufficient knowledge of US GAAP is not always readily available; and (iii) many of our businesses are growing rapidly and we have been in existence in our current group structure only since September 2004, being the result of a restructuring of the Hutchison Whampoa group’s telecommunications interests. In the past, evaluation and testing of our current internal control system by way of internal audits has from time to time disclosed some instances of weaknesses relating to: (1) definition and updating of our internal control procedures and policies, delineation of personnel with access and authority over certain control functions, and development of enterprise risk management systems that centrally capture all processes and allow internal audit to perform routine checks of each process with reporting management; (2) computer system and server access control; and (3) consistent application of accounting standards, interpretations and policies across our group of companies.

Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation and strengthening of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future. Should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

The foregoing measures are in addition to measures we have implemented during 2004 and previously, particularly in connection with our initial public offering and the requirements of the Sarbanes-Oxley Act of 2002. In particular, over the past year, we undertook a number of actions to strengthen our internal controls, including the formalization and adoption of accounting and management policies, including policies relating to our assets, revenues, tax, payroll and risk management systems, and the hiring and training of personnel as required to implement these policies and those which will be required for compliance with Section 404 upon its effectiveness.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Messrs. Kevin Westley, Kwan Kai Cheong and John Stanton are each an “audit committee financial expert” within the meaning of Item 16A of this annual report. Messrs. Westley, Kwan and Stanton are each independent as defined in the applicable listing standards of the New York Stock Exchange for foreign private issuers and in the rules of the Securities and Exchange Commission.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. A copy of the Code of Ethics is attached as Exhibit 11 to this annual report and is available from the Corporate Governance section of our website at: http://www.htil.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers is our principal accountant.

Our audit committee has not established a pre-approval policy for audit and non-audit services. All engagements of PricewaterhouseCoopers to perform audit and non-audit services must be approved by our audit committee prior to the beginning of the engagement. None of the engagements of PricewaterhouseCoopers to provide the audit and non-audit services described below were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PricewaterhouseCoopers billed us for the following services in 2004 and 2003:

Nature of the service	2004	2003
	(HK$ millions)	(HK$ millions)
Audit fees	9	7
Audit-related fees	49	2
Tax fees	1	2

Total	59	11

Audit Fees

Audit fees are the aggregate fees billed by our principal accountant for professional services rendered for the audit of our annual financial statements, subsidiary audits and other procedures required to be performed for the principal accountant to form an opinion on our consolidated financial statements. Other procedures include information systems and procedural reviews and testing performed in order to understand and rely on the internal control systems and consultations relating to the audit and interim review.

Audit-Related Fees

Audit-related fees are the aggregate fees billed by our principal accountant for accounting and advisory services fees and generally include support for the interpretation and implementation of new accounting and reporting standards and acquisition accounting. It also includes the audit and review reports for compliance with telecommunications regulations and debt obligations. The 2004 audit-related fees included the fees of approximately HK$46 million (US$5.9 million) for acting as our reporting accountants to report on our financial information included in the prospectus relating to our global offering and Hong Kong Stock Exchange listing in October 2004.

Tax Fees

Tax fees are the aggregate fees billed by our principal accountant for tax compliance, tax advice and tax planning services on domestic and international taxation matters.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-98.

ITEM 19. EXHIBITS

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum of Association, dated September 3, 2004

1.2	Articles of Association, dated September 3, 2004, as amended on May 5, 2005

2.1††	Form of Indenture between Partner Communications Company Ltd. and The Bank of New York, as trustee, including form of note

2.2††	Form of Indenture between Partner Communications Company Ltd. and the Trust Company of Igud Bank Ltd.

4.1†††	Form of Deposit Agreement among Hutchison Telecommunications International Limited, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.2†	Sale and Purchase Agreement dated June 21, 2004 between Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.) and Hutchison 3G Italy Investments S.à r.l, relating to the restructuring

4.3†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Hutchison Telecommunications (HK) Holdings Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.4†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (Cayman) Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, relating to the restructuring

4.5†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (HK) Limited and Hutchison International Limited, relating to the restructuring

4.6†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed by Whampoa Holdings Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.7†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Telephone Company Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.8†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Telecommunication Services Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.9†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison 3G HK Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.10†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Telecommunications (Hong Kong) Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.11†	Loan Agreement dated September 20, 2004 between Hutchison Global Communications Investment Holding Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.12†	Sale and Purchase Agreement dated September 17, 2004 between Hutchison International Limited and Hutchison Global Communications Investment Holding Limited, relating to the restructuring

4.13†	Loan Agreement dated September 20, 2004 between HTI (BVI) Holdings Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.14†	Sale and Purchase Agreement dated September 20, 2004 under which Hutchison Telecommunications Limited sold shares in Hutchison Global Communications Investment Holding Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.15†	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International Limited transferred a loan facility owed to it by Hutchison Global Communications Holdings Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.16†	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Global Communications Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.17†	Transfer Agreement dated September 20, 2004 under which Mangere International Limited transferred a note issued by Hutchison Global Communications Holdings Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.18†	Loan Assignment Agreement dated September 20, 2004 under which Mangere International Limited transferred a debt owed to Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.19†	Transfer Agreement dated September 20, 2004 under which Hutchison International Limited transferred a deposit deposited to it by Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.20†	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in US dollars from Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.21†	Sale and Purchase Agreement dated September 17, 2004 between Hutchison Telecommunications (Malaysia) Limited and Hutchison Telecommunications International (Thailand) Holdings Limited, relating to the restructuring

4.22†	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in Thai baht from Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.23†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Multimedia Services (Thailand) Limited to Hutchison Telecommunications International (Thailand) Holdings Limited, relating to the restructuring

4.24†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Telecommunications (Thailand) Co. Limited to Hutchison Telecommunications International (Thailand) Holdings Limited, relating to the restructuring

4.25†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in CGP Investments (Holdings) Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.26†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.27†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications Investment Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.28†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Fairglass Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.29†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Fairglass Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.30†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.) to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.31†	Sale and Purchase Agreement dated July 16, 2004 between Essar Telecom India Holdings Limited and HTI (BVI) Holdings Limited, relating to the restructuring

4.32†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold 6 “A” shares in Hutchison Telecommunications (India) Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.33†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications (India) Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.34†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.35†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Kuwata Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.36†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Certwell Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.37†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Kasapa Telecom Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.38†	Sale and Purchase Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited sold one share in Pearl Charm Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.39†	Loan Agreement dated September 18, 2004 between Widcombe Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.40†	Acknowledgement of Debt and Advances Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited acknowledged a debt owed to it by Widcombe Limited and transferred a debt owed to it by Hutchison Telecommunications Paraguay S.A. to Widcombe Limited, relating to the restructuring

4.41†	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.42†	Loan Assignment Agreement dated September 18, 2004 under which HTI (1993) Holdings Limited transferred a debt owed to it by Wellington Gardens Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.43†	Loan Assignment Agreement dated September 18, 2004 under which HTI (1993) Holdings Limited transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.44†	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Pearl Charm Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.45†	Loan Agreement dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison OMF Limited, relating to the restructuring

4.46†	Instrument of Transfer dated September 17, 2004 between Hutchison Telecommunications (Amsterdam) B.V. and Advent Investments Pte Ltd, relating to the restructuring

4.47†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications (Cyprus) Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.48†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (Netherlands) B.V. and Hutchison Telecommunications (Cyprus) Limited, relating to the restructuring

4.49†	Instrument of Transfer dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison Telecommunications International (Netherlands) B.V., relating to the restructuring

4.50†	Instrument of Transfer dated June 18, 2004 between Colonial Nominees Limited and Advent Investments Pte Ltd, relating to the restructuring

4.51†	Deposit Transfer Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred deposits deposited with it by Advent Investments Pte Ltd and Amber International Holdings Inc. to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.52†	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Limited sold 10 shares in Amber International Holdings Inc. to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.53†	Loan Agreement dated September 22, 2004 between Hutchison Telecommunications International (HK) Limited and Hutchison Telecommunications International Limited, relating to the restructuring

4.54†	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment Holdings Limited sold two shares in Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.55†	Share Purchase and Loan Transfer Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment Holdings Limited (1) sold one share in Hutchison Telecommunications International (Cayman) Holdings Limited and (2) transferred loans to Hutchison Telecommunications International (Cayman) Holdings Limited to Hutchison Telecommunications International Limited, relating to the restructuring

4.56†	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Hutchison Mobile Communications Limited to Hutchison Telecommunications Limited, relating to the restructuring

4.57†	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Tegor Limited to Hutchison Telecommunications Limited, relating to the restructuring

4.58†	The Transfer and Declaration of Trust Deed dated September 17, 2004 whereby Whampoa Holdings Limited transferred its beneficial interest in the Argentine Title, Rights and Obligations, relating to the restructuring

4.59†	Sale and Purchase Agreement dated September 17, 2004 between Array Holdings Limited and Hutchison Telecommunications Limited, relating to the restructuring

4.60†	Tax Indemnity Deed dated September 24, 2004 between Hutchison Telecommunications Limited and Hutchison Telecommunications International Limited

4.61†	Non-Competition Agreement dated September 24, 2004 between Hutchison Telecommunications International Limited and Hutchison Whampoa Limited

4.62†	IPR Framework Agreement dated September 24, 2004 between Hutchison International Limited and Hutchison Telecommunications International Limited

4.63†	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited

4.64†	Counter-Indemnity Agreement dated September 24, 2004 between Hutchison Whampoa Limited and Hutchison Telecommunications International Limited

4.65†	Share Option Scheme dated September 17, 2004 of Hutchison Telecommunications International Limited and its group members

4.67†	Acquisition Agreement dated January 28, 2004 among Hutchison Global Communications Holdings Limited, Vanda Systems & Communications Holdings Limited and Hutchison International Limited

4.68†	Shareholders Agreement dated April 9, 2004 between Multifaced Finstock Private Limited and CGP India Investments Limited and Telecom Investments (India) Private Limited

4.69†	Shareholders Agreement dated April 9, 2004 between Asian Telecommunication Investments (Mauritius) Limited and UMT Investments Limited and Usha Martin Telematics Limited

4.70†	ETH Pass-Through Agreement dated September 24, 2004 between HTI (1993) Holdings Limited, Hutchison Whampoa Limited and Hutchison Telecom (BVI) Limited

4.71#†	Marketing Service Agreement dated August 14, 1996 (as amended on April 1, 1997, October 16, 2000 and August 11, 2003) between the Communications Authority of Thailand and Hutchison CAT Wireless Multimedia Company Limited

4.72#†	Lease Agreement dated October 16, 2000 among Communications Authority of Thailand, BFKT (Thailand) Limited and Hutchison CAT Wireless Multimedia Company Limited

4.73†	Hutchison Wireless Shareholders’ Agreement dated October 16, 2000 between Hutchison Telecommunications Investment Limited, GMRP (Thailand) Limited, Tawan Telecom Company Limited, Mr. Prayong Boonsong, Mr. Virat Ovararint and i-Mobile Holdings Company Limited

4.74†	Hutchison CAT Shareholders’ Agreement dated October 14, 1999 and amended October 16, 2000 between Hutchison CAT Wireless Multimedia Company Limited and Communications Authority of Thailand Telecom

4.75†	PKNS (Thailand) Limited Shareholders’ Agreement dated October 16, 2000 between Light Power Telecommunications Limited and DPBB (Thailand) Limited

4.76††	Share Buy Back Agreement dated February 7, 2005

4.77††	Restatement of the Relationship Agreement dated April 20, 2005

4.78†	Share Pledge dated June 23, 2004 between Advent Investments Pte Ltd and Bank Leumi

4.79	Form of service agreement for management

4.80	Form of appointment letter for non-executive directors

4.81	Agreement for the Sale and Purchase of Shares of PT Cyber Access Communications dated March 9, 2005 between Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd.

4.82	Amendment dated April 28, 2005 to the Agreement for the Sale and Purchase of Shares of PT Cyber Access Communications, between Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd.

4.83	Share Purchase Agreement dated February 1, 2005 between Essar Teleholdings Limited, Vilsat Investments Private Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.84	Share Purchase Agreement dated February 1, 2005 between Al-Amin Investments Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.85	Share Purchase Agreement dated February 1, 2005 between Euro Pacific Securities Ltd and Hutchison Max Telecom Limited, relating to the India consolidation

4.86	Share Purchase Agreement dated February 1, 2005 between IndusInd Telecom Network Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.87	Share Purchase Agreement dated February 1, 2005 between Mobilvest and Hutchison Max Telecom Limited, relating to the India consolidation

4.88	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.89	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.90	Share Purchase Agreement dated February 1, 2005 between Asia Telecommunications Investments (Mauritius) Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.91	Share Purchase Agreement dated February 1, 2005 between CCII (Mauritius), Inc and Hutchison Max Telecom Limited, relating to the India consolidation

4.92	Share Purchase Agreement dated February 1, 2005 between Essar Teleholdings Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.93	Share Purchase Agreement dated February 1, 2005 between Jaykay Finholding (India) Private Limited and Hutchison Max Telecom Limited, relating to the India consolidation

4.94	Share Purchase Agreement dated February 1, 2005 between Prime Metals Ltd and Hutchison Max Telecom Limited, relating to the India consolidation

4.95	Share Purchase Agreement dated February 1, 2005 between Trans Crystal Limited and Hutchison Max Telecom Limited, relating to the India consolidation

6	See note 12 to our consolidated financial statements for information explaining how earnings (loss) per share information was calculated.

8	List of all subsidiaries

11	Code of Ethics

12(a)	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

12(b)	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

13	Certification Pursuant to 18 U.S.C. Section 1350

#	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the Securities and Exchange Commission.
†	Previously filed; incorporated by reference to our registration statement on Form F-1 (No. 333-118783).
††	Previously filed; incorporated by reference to the annual report on Form 20-F of Partner Communications Company Ltd (No. 001-14968) for the fiscal year ended December 31, 2004.
†††	Previously filed; incorporated by reference to Citibank, N.A.’s Registration Statement on Form F-6 (File No. 333-119242).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 23, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim L. Pennington
Name:	Tim L. Pennington
Title:	Executive Director and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of Hutchison Telecommunications International Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated profit and loss account, cash flow statement, and statement of changes in equity present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited and its subsidiary companies (collectively referred to as the “Group”) at 31 December 2003 and 2004, and the results of their operations and their cash flows for the three years ended 31 December 2004, in conformity with accounting principles which, as described in Note 3, are generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the amount of net (loss) income attributable to shareholders, expressed in Hong Kong dollars, for the three years ended 31 December 2004 and the determination of consolidated shareholders’ (deficits) funds, expressed in Hong Kong dollars, as of 31 December 2003 and 2004 to the extent summarised in Note 37 to the consolidated accounts.

/s/ PricewaterhouseCoopers

Hong Kong

March 7, 2005, except for Note 37, as to which date is March 29, 2005.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note		2002		2003	2004		2004
			HK$ millions		HK$ millions	HK$ millions		US$ millions
Company and subsidiary companies
Turnover	5,6		7,654		10,104		14,960		1,918
Cost of inventories sold			533		547		1,400		180
Staff costs			995		1,081		1,597		205
Depreciation and amortisation	6		1,696		2,262		3,059		392
Other operating expenses			4,803		5,936		9,098		1,166
Profit on partial disposal of a subsidiary company	16		278		—		1,300		167

Operating (loss) profit of Company and subsidiary companies	6		(95)		278		1,106		142
Share of profits less losses of associated companies			336		591		753		96
Share of profits less losses of jointly controlled entities			(22)		—		—		—

Operating profit	10		219		869		1,859		238
Interest and other finance costs, including share of associated companies and jointly controlled entities, net	7		1,000		970		1,054		135

(Loss) profit before taxation			(781)		(101)		805		103
Current taxation charge	9		6		22		105		13
Deferred taxation charge (credit)	9		156		(195)		384		49

(Loss) profit after taxation			(943)		72		316		41
Minority interests			43		286		244		32

Net (loss) profit attributable to shareholders			(986)		(214)		72		9

Dividends	11		—		—		—		—

(Loss) earnings per share	12	HK$	(0.22)	HK$	(0.05)	HK$	0.02	US$	0.002

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

	Note	2003	2004	2004
		HK$ millions	HK$ millions	US$ millions
ASSETS AND LIABILITIES
Non-current assets
Fixed assets	13	17,697	20,228	2,593
Other non-current assets	14	4,075	4,339	557
Goodwill	15	6,168	6,139	787
Deferred tax assets	22	910	844	108
Associated companies	16	1,581	1,846	237
Amounts due from related companies	17	543	—	—
Long-term deposits	18	93	79	10

Total non-current assets		31,067	33,475	4,292

Cash and cash equivalents	19	1,993	2,102	270
Restricted cash	19	6	10	1
Other current assets	19	3,177	4,211	540
Bank loans	20	3,723	12,281	1,574
Other loans	20	1,556	1,316	169
Debentures	20	204	247	32
Other current liabilities	21	5,943	6,745	865

Net current liabilities		(6,250)	(14,266)	(1,829)

Total assets less current liabilities		24,817	19,209	2,463

Non-current liabilities
Long-term loans	20	7,485	3,582	459
Amounts due to related companies	17	22,903	—	—
Deferred tax liabilities	22	46	148	19
Other long-term liabilities	23	15	124	16

Total non-current liabilities		30,449	3,854	494

Minority interests	24	743	1,068	137

Net (liabilities) assets		(6,375)	14,287	1,832

CAPITAL AND RESERVES
Share capital	26	—	1,125	144
Reserves		(6,375)	13,162	1,688

Shareholders’ (deficits) funds		(6,375)	14,287	1,832

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	Note		2002	2003	2004	2004
			HK$ millions	HK$ millions	HK$ millions	US$ millions
Operating activities
(Loss) profit before taxation			(781)	(101)	805	103
Interest income			(87)	(56)	(24)	(3)
Interest and other finance costs, Company and subsidiary companies			789	800	892	114
Interest and other finance costs, share of associated companies and jointly controlled entities			298	226	186	24
Depreciation and amortisation, Company and subsidiary companies			1,696	2,262	3,059	392
Depreciation and amortisation, share of associated companies and jointly controlled entities			467	479	428	55

Operating profit before depreciation and amortisation			2,382	3,610	5,346	685

Share of operating profit before depreciation and amortisation of associated companies and jointly controlled entities			(781)	(1,070)	(1,181)	(151)
Profit on partial disposal of a subsidiary company			(278)	—	(1,300)	(167)
Interest received			87	56	24	3
Interest and other finance costs paid			(789)	(800)	(892)	(114)
Taxes paid			(5)	—	(82)	(11)
Loss on disposal of fixed assets			6	29	2	—
Impairment of fixed assets	10		—	—	142	19
Impairment of prepaid capacity and maintenance	10		226	—	—	—
Write-off of telecommunications customer acquisition costs	10		—	234	150	19

Funds from operations			848	2,059	2,209	283
Changes in working capital	25	(a)	973	(1,055)	35	5

Cash flow from operating activities			1,821	1,004	2,244	288

Investing activities
Purchases of fixed assets			(4,240)	(5,573)	(5,138)	(659)
Purchases of telecommunications licences			(52)	(343)	(249)	(32)
Additions to telecommunications customer acquisition costs			—	(490)	(728)	(93)
Reduction of long-term deposits			11	13	14	2
Purchases of subsidiary companies, net of cash acquired	25	(b)	(726)	(89)	69	9
Purchases of associated companies			(522)	(63)	—	—
Proceeds on disposal of fixed assets			22	63	34	4
Proceeds on disposal of partial interest in a subsidiary company			—	—	1,578	202

Cash flows from investing activities			(5,507)	(6,482)	(4,420)	(567)

Financing activities
Net cash flows from financing activities	25	(c)	5,725	4,026	3,802	488
Decrease (increase) in amounts due from related companies			855	17	(1,513)	(194)
(Increase) decrease in restricted cash			(545)	569	(4)	(1)

Cash flows from financing activities			6,035	4,612	2,285	293

Increase (decrease) in cash and cash equivalents			2,349	(866)	109	14
Cash and cash equivalents at beginning of year			510	2,859	1,993	256

Cash and cash equivalents at end of year			2,859	1,993	2,102	270

Analysis of net debts
Total cash and cash equivalents			2,859	1,993	2,102	270
Bank and other interest bearing borrowings	20,24		12,906	12,972	17,430	2,235

Net debts			10,047	10,979	15,328	1,965

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Reserves				Total shareholders’ (deficits) funds
		Share premium	Accumulated losses	Exchange reserve	Subtotal
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2002	—	—	(4,941)	12	(4,929)	(4,929)
Company and subsidiary companies’ loss for the year	—	—	(1,002)	—	(1,002)	(1,002)
Share of results of associated companies	—	—	53	—	53	53
Share of results of jointly controlled entities	—	—	(37)	—	(37)	(37)
Exchange translation differences	—	—	—	(157)	(157)	(157)

At 31 December 2002	—	—	(5,927)	(145)	(6,072)	(6,072)

At 1 January 2003	—	—	(5,927)	(145)	(6,072)	(6,072)
Company and subsidiary companies’ loss for the year	—	—	(1,062)	—	(1,062)	(1,062)
Share of results of associated companies	—	—	848	—	848	848
Exchange translation differences	—	—	—	(89)	(89)	(89)

At 31 December 2003	—	—	(6,141)	(234)	(6,375)	(6,375)

At 1 January 2004	—	—	(6,141)	(234)	(6,375)	(6,375)
Issuance of ordinary shares	1,125	19,744	—	—	19,744	20,869
Share issuance expenses	—	(414)	—	—	(414)	(414)
Company and subsidiary companies’ loss for the year	—	—	(281)	—	(281)	(281)
Share of results of associated companies	—	—	353	—	353	353
Waiver of loan from an intermediate holding company (Note 29(a))	—	—	146	—	146	146
Exchange translation differences	—	—	—	(11)	(11)	(11)

At 31 December 2004	1,125	19,330	(5,923)	(245)	13,162	14,287

The accumulated losses of the Group include retained profits of HK$1,132 million retained by associated companies as at 31 December 2004 (2003 – retained profits of HK$743 million, 2002 – accumulated losses of HK$67 million).

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

1 RESTRUCTURING AND NATURE OF OPERATIONS

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. It is a subsidiary company of Hutchison Whampoa Limited (“HWL”), a conglomerate based in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”).

The Restructuring

On 22 September 2004, the Company and HWL undertook a restructuring (the “Restructuring”) in contemplation of the listing of the Company on the Hong Kong Stock Exchange and the New York Stock Exchange, whereby HWL transferred to the Company the operations and related assets and liabilities of its mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

The Company and its subsidiary companies are collectively referred to as the “Group”. The direct and indirect subsidiary companies, associated companies and jointly controlled entities of HWL outside the Group are now collectively referred to as “related companies”.

As part of the Restructuring, the Company entered into a non-competition agreement with HWL, whereby the Group has the right, exclusive of HWL and related companies, to engage in the telecommunications business in all the countries in the world except for member countries of the pre-2004 enlarged European Union and other territories within Western Europe, the United States, Canada, Australia, New Zealand and Argentina (prior to the exercise of the next-mentioned option). The Company has been granted an option to acquire HWL’s mobile telecommunications related interests in Argentina at HWL’s investment cost plus interest. The option expires on 22 September 2007, being three years after the date of the Restructuring with a further right of first refusal thereafter.

As part of the Restructuring, the net amount due to related companies amounting to HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

The Company’s American Depositary Shares were subsequently listed on the New York Stock Exchange on 14 October 2004 and its Shares on the Main Board of the Hong Kong Stock Exchange on 15 October 2004.

Nature of operations

The Group is engaged in mobile telecommunications and related businesses in Hong Kong, India, Israel, Thailand, Sri Lanka, Paraguay, Ghana and Macau, and fixed-line telecommunications and other businesses in Hong Kong.

2 BASIS OF PREPARATION

The Restructuring was accounted for as a reorganisation of businesses under common control in a manner similar to a pooling of interests in accordance with Hong Kong Statement of Standard Accounting Practice 27 “Accounting for Group Reconstructions”. The accompanying consolidated profit and loss account and consolidated cash flow statement include the results of operations and cash flows of the companies now comprising the Group as if the current group structure had been in existence throughout the years ended 31 December 2002, 2003 and 2004 or since their respective dates of incorporation or acquisition. The accompanying consolidated balance sheet at 31 December 2003 was prepared to present the financial position of the Group as if the current group structure had been in existence as of 31 December 2003. All significant intercompany transactions and balances within the Group are eliminated on consolidation. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies and have been accounted for in arriving at the Group’s net profit or loss attributable to shareholders and net assets or liabilities.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2 BASIS OF PREPARATION (CONTINUED)

On this basis, the consolidated accounts of the Group include the accounts of the Company and its subsidiary companies and also incorporate the Group’s interest in associated companies on the basis set out in Note 3C below. Results of subsidiary companies and associated companies acquired or disposed of are included as from their effective dates of acquisition or up to the dates of disposal as the case may be.

At 31 December 2004, the Group has net current liabilities. While the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans and support from HWL and related companies, mainly through guarantees of bank and other third party loans extended to the Group.

Certain comparative figures have been reclassified to conform with current year’s presentation. In particular, interest income has been reclassified to net off with interest and other finance costs, and shown as interest and other finance cost, net.

3 PRINCIPAL ACCOUNTING POLICIES

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and are prepared under the historical cost convention.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. With effect from 1 January 2004, the Group has early adopted HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”.

The Group has not early adopted other new HKFRSs except for those mentioned above in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of other new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

Changes to the Group’s accounting policies and the effect of adopting these new policies are set out in Notes 3J, 3K and 3M below.

A Subsidiary companies

A company is a subsidiary company if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long term basis. In the consolidated accounts, subsidiary companies are accounted for as described in Note 2 above. In the unconsolidated accounts of the Company, investments in subsidiary companies are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiary companies as at 31 December 2004 are set forth on pages 70 to 71.

B Minority interests

Recognition of minority interests’ share of losses of subsidiary companies is generally limited to the amount of such minority interests’ portion of the common equity of those subsidiary companies.

Minority interests’ share of losses is generally not recognised once the minority holders of common equity of subsidiary companies have their investment value reduced to zero as such amounts do not represent a receivable by the Group and the minority holders are not obligated to provide additional funding.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

C Associated companies

An investee company is classified as an associated company if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associated companies are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associated companies represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

The particulars of the Group’s principal associated companies as at 31 December 2004 are set forth on Note 16 to the accounts.

D Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Fixed assets are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives.

Buildings	20-50 years
Telecommunications and network equipment	10-35 years
Motor vehicles	20-25%
Office furniture & equipment and computer equipment	15-20%
Leasehold improvements	Over the unexpired period of the lease or 15%, whichever is the greater

During the year ended 31 December 2004, the Directors re-assessed the useful lives of certain of the Group’s telecommunications and network equipment in relation to the Group’s fixed-line business. As a result of this re-assessment, the Directors concluded that the useful lives of these assets should be extended from 6.7 - 25 years to 20 - 35 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2004. The effect of this change in accounting estimate is to decrease depreciation charge for the year ended 31 December 2004 by HK$57 million.

Leasehold land is amortised over the remaining period of the lease. The period of the lease includes the period for which a right at the lessee’s option of renewal is attached at nil or a de minimis additional cost.

The cost of maintenance and repairs is charged to operations as incurred. Expenditures, which extend the useful life of the asset or increase the capacity or quality of output or standard of performance, are capitalised and depreciated at the applicable depreciation rates.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

E Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

F Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

G Trade and other receivables

Trade and other receivables are recorded net of provision for doubtful debts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off as bad debts during the year in which they are determined not to be collectible.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

H Internal-use software

The Group capitalises direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortised over the estimated useful lives of the software, generally 5 years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred.

I Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account.

All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on an accrual basis.

J Other non-current assets

Licences granted to the Group by the government in each of the countries where the Group does business include the right to use spectrum. The methods of payment for these rights vary from country to country and include fixed upfront payments, fixed periodic payments with variable periodic payments in subsequent years and variable only payments. Payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred.

Costs to acquire mobile telecommunication customers are capitalised and amortised over the minimum enforceable contractual period. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customers acquisition costs are written off in the period in which the customer churns. Up to 31 December 2003, customer acquisition costs were amortised over the estimated customer relationship period. In the event that a customer churned from the network, any unamortised customers acquisition costs were written off. From 1 January 2004, with the early adoption of HKAS 38, customer acquisition costs are amortised over the minimum enforceable contractual period. The early adoption of the current interpretation of HKAS 38 from 1 January 2004 has resulted in an addition of HK$260 million in the amortisation of customer acquisition costs and resulting in a decrease in operating profit of HK$260 million for the year ended 31 December 2004.

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

K Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company or associated company at the date of acquisition.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

K Goodwill (Continued)

Goodwill on acquisition is reported in the balance sheet as a separate asset or, as applicable, included within investment in associated companies. Up to 31 December 2003, goodwill was amortised using the straight line method over its estimated useful life and assessed for impairment at each balance sheet date. From 1 January 2004, with the early adoption of HKFRS 3, goodwill is not subject to amortisation and the accumulated amortisation as at 31 December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there are indications of impairment. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each primary reporting segment (Note 6).

The early adoption of HKFRS 3 from 1 January 2004 represents a change in the accounting policy for goodwill and resulted in a decrease of HK$540 million in goodwill amortisation expenses for the year ended 31 December 2004 and an increase of HK$540 million in operating profit.

L Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is not recognised but is disclosed in the accounts when the inflow of economic benefit has become probable and is recognised when the inflow has become virtually certain.

M Asset impairment

Up to 31 December 2003, intangible and tangible assets were tested for impairment when an event that might affect asset carrying value has occurred. A provision for impairment in value was recognised to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such provision was recognised in the consolidated profit and loss account.

From 1 January 2004, assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

N Borrowing costs

Borrowing costs are accounted for on the accrual basis and charged to the profit and loss account in the year incurred, except for certain costs related to funding of fixed assets which are capitalised as part of the cost of that asset up to the date of commencement of its operations.

Fees paid for the arrangement of syndicated loan facilities and debt securities are deferred and amortised on a straight line basis over the period of the loans.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

O Advertising expenses

Advertising expenses are charged to the consolidated profit and loss account as incurred.

P Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expense.

Q Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the accounts. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiary companies and associated companies, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

R Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

From 1 January 2002, pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans each year. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date based on high quality corporate bonds with currency and term similar to the estimated term of benefit obligations. Cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date are recognised over the average remaining service lives of employees. In accordance with transitional provisions, transitional liabilities at 1 January 2002 are recognised as an expense on a straight line basis over a period of less than five years from 1 January 2002.

The Group’s contributions to the defined contribution plans are charged to the consolidated profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

Pension costs are included in the consolidated profit and loss account within staff costs.

The pension plans are generally funded by the relevant group companies taking into account the recommendations of independent qualified actuaries and by payments from employees for contributory plans.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

S Foreign exchange

The reporting currency of the Group is Hong Kong dollars. Transactions in foreign currencies are converted at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are included in the determination of operating profit.

The accounts of overseas subsidiary companies and associated companies and jointly controlled entities are translated into Hong Kong dollars using the year end rates of exchange for the balance sheet items and the average rates of exchange for the year for the profit and loss account items. Exchange differences are dealt with as a movement in reserves.

The Group endeavours to hedge its foreign currency positions with the appropriate level of borrowings in the same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest and currency swaps are utilised when suitable opportunities arise and, when considered appropriate, to hedge against currency exposures as well as assist in managing the Group’s interest rate exposures.

Fees paid for the arrangement of the forward foreign exchange contracts and interest and currency swaps are deferred and amortised on a straight line basis over the period of the relevant contract.

T Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from pre-paid calling cards are recognised upon customer’s usage of the cards or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

U Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

V Use of estimates

The preparation of the consolidated accounts in conformity with Hong Kong generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated accounts and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

W Dilution of interest in subsidiary companies or associated companies

Changes in the Group’s proportionate share of the underlying equity of a subsidiary company or associated company, including goodwill which results from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

4 BUSINESS COMBINATIONS

(a) Acquisition of Hutchison Global Communications Holdings Limited (“HGC”)

Effective 8 May 2002, the Group increased its shareholding in HGC from 50% to 100% for a cash consideration of HK$936 million. After this date, the Group had the majority of the voting interest in HGC and the results of the operations from the acquisition date have been included in the Group’s consolidated accounts. The acquisition was accounted for as a purchase business combination. The fair value of identifiable assets and liabilities of HGC at the date of acquisition is as follows:

HK$ millions
Fixed assets	4,348
Other assets	2,063
Goodwill	70
Liabilities assumed	(2,757)

The excess of the purchase price over the Group’s share of identifiable assets acquired and liabilities assumed was recorded as goodwill and is related to the Hong Kong fixed-line telecommunications segment.

The following pro forma results of the Group have been prepared assuming the acquisition has taken place on 1 January 2002 and are for information purposes only and do not purport to be indicative of what operating results would have been and may not be indicative of future operating results.

Year ended 31 December 2002
HK$ millions (Unaudited)
Turnover	8,048
Operating profit (loss)	269
Loss attributable to shareholders	(1,023)

(b) Acquisition of Aircel Digilink India Limited (“ADIL”)

Effective 27 August 2003, the Group acquired from a minority shareholder of one of its subsidiary companies over 99% of the equity ownership interest in ADIL in exchange for 33% of the equity of Hutchison Telecom East Limited. The acquisition was valued at HK$319 million on 27 August 2003, the date of completion. The acquisition was accounted for as a purchase business combination. The estimated fair value of identifiable assets and liabilities of ADIL at the date of acquisition was recorded as of 31 December 2003 as follows:

HK$ millions
Fixed assets	27
Licences	158
Other assets	423
Goodwill	415
Liabilities assumed	(1,023)

The excess of the purchase price over the Group’s share of identifiable assets acquired and liabilities assumed was recorded as goodwill and is related to the India segment.

During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary company acquired during the year ended 31 December 2003 and recorded a reduction in goodwill of HK$5 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

The following pro forma results of the Group have been prepared assuming the acquisition took place on 1 January 2002 and are for information purposes only and do not purport to be indicative of what operating results would have been and may not be indicative of future operating results.

	Year ended 31 December
	2002	2003
	HK$ millions (Unaudited)
Turnover	7,845	10,354
Operating profit	116	986
Loss attributable to shareholders	(1,119)	(173)

(c) Acquisition of Fascel Limited (“FASCEL”)

To further increase its shareholding percentage, one of the subsidiary companies acquired an additional 11% interest in FASCEL in 2003. Goodwill of HK$297 million was recorded as a result of the acquisitions.

(d) Acquisition of Hutchison Essar South Limited (“HESL”)

In 2002, to further increase its shareholding percentage, one of the subsidiary companies acquired an additional 29.7% interest in HESL. After the acquisition, the subsidiary company had an effective 74.1% beneficial ownership interest in HESL.

e) Acquisition of an additional 16% in Hutchison Global Communications Holdings Limited (“HGCH”, formerly known as Vanda Systems and Communications Limited (“Vanda”))

In March 2004, the Group’s 37% held associated company, HGCH, purchased a wholly-owned subsidiary company of the Group, Hutchison Global Communications Limited (“HGC”), operating fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes of HGCH. The Group’s stake in HGCH increased to 79% of the enlarged share capital of HGCH. In a subsequent transaction completed on the same date, the Group sold approximately 26% of its new HGCH shares for cash of HK$1,578 million by way of a share placement, and as a result, after that transaction the Group owns approximately 53% of HGCH. The Group has accounted for these transactions as a single transaction and as a business combination in which the Group is the acquirer of an additional 16% interest in HGCH.

Since the Group retains a 53% ownership in HGC through its 53% ownership in HGCH, the Group has treated this transaction as a disposal of 47% of HGC. The consideration received by the Group on disposal of 47% of HGC was an increased ownership in HGCH of 16%, convertible notes with a face value of HK$3,200 million and cash of HK$1,578 million. The estimated fair value of the net identifiable assets of HGCH acquired and the other consideration received was approximately HK$2,851 million. As of the transaction date, the Group’s book value of the 47% of HGC disposed of was HK$1,551 million. Thus, a gain of HK$1,300 million was recorded on the disposal.

The convertible notes are due in March 2009 and are convertible into shares of HGCH at any time prior to the maturity date and after March 2005 at a conversion price of HK$0.96 per share. The notes bear interest at 1% per annum.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

5 TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services and handset and accessory sales in both Hong Kong and outside Hong Kong and fixed telecommunications and other services in Hong Kong. An analysis of turnover of the Company and subsidiary companies is as follows:

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Mobile telecommunications services	6,423	8,031	11,858
Mobile telecommunications products	371	445	401
Fixed telecommunications and other services	860	1,628	2,701

	7,654	10,104	14,960

6 SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit (loss).

	Turnover			Operating profit (loss)
	2002	2003	2004	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications (Note b)	3,730	3,485	3,714	315	606	(534)
Fixed telecommunications and other services	860	1,628	2,701	(256)	230	218
India	2,974	4,497	7,093	40	670	1,344
Thailand	34	355	1,219	(341)	(1,113)	(1,071)
Others (Note a)	56	139	233	(131)	(115)	(151)

	7,654	10,104	14,960	(373)	278	(194)

Profit on partial disposal of a subsidiary company				278	—	1,300

				(95)	278	1,106

	Depreciation and amortisation			Capital expenditures
	2002	2003	2004	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	662	565	850	1,222	1,280	557
Fixed telecommunications and other services	237	437	486	978	1,257	717
India	611	872	857	1,320	1,617	2,463
Thailand	107	305	791	1,260	1,344	876
Others (Note a)	79	83	75	90	48	64

	1,696	2,262	3,059	4,870	5,546	4,677

Notes:

(a)	Others include Paraguay, Sri Lanka, Ghana and Corporate.
(b)	The operating loss of Hong Kong and Macau – Mobile telecommunications segment for the year ended 31 December 2004 includes an impairment loss on fixed assets of HK$142 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

6 SEGMENT INFORMATION (CONTINUED)

	2003	2004
	HK$ millions	HK$ millions
Segment assets of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	8,393	8,092
Fixed telecommunications and other services	7,710	8,684
India	11,435	13,924
Thailand	5,071	5,391
Others (Note a)	1,143	1,017

	33,752	37,108
Investment in associated companies
Hong Kong and Macau
Mobile telecommunications	—	3
Fixed telecommunications and other services	164	3
Israel	1,417	1,840

	1,581	1,846
Deferred tax assets
Hong Kong and Macau
Mobile telecommunications	474	373
India	379	374
Thailand	57	97

	910	844

Total assets	36,243	39,798

Segment assets comprise fixed assets, other non-current assets, goodwill, amounts due from related companies, long term deposits, cash and cash equivalents, restricted cash and other current assets.

	2003	2004
	HK$ millions	HK$ millions
Segment liabilities of Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	11,825	5,745
Fixed telecommunications and other services	8,419	666
India	12,398	7,750
Thailand	6,874	7,908
Others (Note a)	2,284	2,137

	41,800	24,206
Current and deferred tax liabilities
Hong Kong and Macau
Fixed telecommunications and other services	—	16
India	29	70
Thailand	46	151

	75	237

Total liabilities	41,875	24,443

Segment liabilities comprise bank and other loans, debentures, other current liabilities, long-term loans, amounts due to related companies and other long-term liabilities.

Note

(a)	Others include Sri Lanka, Paraguay, Ghana and Corporate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

7 INTEREST AND OTHER FINANCE COSTS, NET

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Interest and other finance costs
Company and subsidiary companies
Bank loans and overdrafts	544	373	393
Other loans repayable within 5 years	31	82	71
Other loans not wholly repayable within 5 years	—	1	1
Debentures repayable within 5 years	48	79	58
Amounts due to related companies	188	208	178
Guarantee and other finance fees	68	211	219

	879	954	920
Less: interest capitalised in respect of construction of fixed assets	(90)	(154)	(28)

	789	800	892
Share of associated companies’ interest and other finance costs	283	226	186
Share of jointly controlled entities’ interest and other finance costs	15	—	—

	1,087	1,026	1,078
Interest income from bank deposits
Company and subsidiary companies	87	56	24

Interest and other finance costs, net	1,000	970	1,054

Guarantee and other finance fees included fees paid to related companies amounting to approximately HK$152 million for the year ended 31 December 2004 (2003 - HK$126 million, 2002 – HK$53 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 1.9% to 6.6%.

8 DIRECTORS’ EMOLUMENTS

(a) Directors’ emoluments

Directors’ emoluments comprise payments to the Directors of the Company in connection with the management of the affairs of the Group. The emoluments of the Directors of the Company are as follows:

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Fees	—	—	2
Basic salaries, allowances and benefits-in-kind	6	6	9
Provident fund contributions	—	—	1
Bonuses	8	8	12

	14	14	24

Directors’ fees disclosed above include HK$0.6 million (2003 – nil, 2002 – nil) paid to the three independent non-executive directors of the Company. No emoluments have been paid to independent non-executive directors of the Company for the years ended 31 December 2002 and 2003 as they were appointed in 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

8 DIRECTORS’ EMOLUMENTS (CONTINUED)

(a) Directors’ emoluments (Continued)

	2002	2003	2004
HK$	Number of directors	Number of directors	Number of directors
Nil — 500,000	—	—	6
4,000,001 — 4,500,000	1	1	—
4,500,001 — 5,000,000	—	—	1
5,000,001 — 5,500,000	—	—	1
9,000,001 — 9,500,000	1	—	—
10,000,001 — 10,500,000	—	1	—
12,500,001 — 13,000,000	—	—	1

No emoluments were paid to any Directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2002, 2003 and 2004.

The Company has conditionally adopted an option scheme for the purchase of the ordinary shares in the Company. This scheme is subject to HWL’s shareholders’ approval and permission for the listing of underlying shares from the Listing Committee of the Hong Kong Stock Exchange.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest for the year ended 31 December 2004 were two (2003 – two, 2002 – two) Directors of the Company, one executive of the Company (2003 – nil, 2002 – nil) and two (2003 – three, 2002 – three) Directors of subsidiary companies of the Company. The aggregate remuneration paid by the Company and respective subsidiary companies to these highest paid individuals, who are non-directors of the Company, are as follows:

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Basic salaries, allowances and benefits-in-kind	7	7	9
Provident fund contributions	1	1	1
Bonuses	9	11	8

	17	19	18

The emoluments of the above mentioned three (2003 – three, 2002 – three) individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2002	2003	2004
HK$	Number of individuals	Number of individuals	Number of individuals
4,000,001 — 4,500,000	1	—	—
4,500,001 — 5,000,000	—	—	1
5,000,001 — 5,500,000	—	1	—
5,500,001 — 6,000,000	1	—	—
6,000,001 — 6,500,000	—	1	—
6,500,001 — 7,000,000	—	—	2
7,000,001 — 7,500,000	1	1	—

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2002, 2003 and 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

9 TAXATION

	Current taxation	Deferred taxation	2002 Total	Current taxation	Deferred taxation	2003 Total	Current taxation	Deferred taxation	2004 Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong
Subsidiary companies	—	105	105	—	88	88	4	102	106
Associated company	—	—	—	1	—	1	—	—	—
Outside Hong Kong
Subsidiary companies	6	51	57	21	201	222	101	68	169
Associated company	—	—	—	—	(484)	(484)	—	214	214

	6	156	162	22	(195)	(173)	105	384	489

Hong Kong profits tax has been provided for at the rate of 17.5% (2003 — 17.5%, 2002 — 16%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable rates on the estimated assessable profits less available tax losses.

Thailand	30%
India	36.59%
Sri Lanka	35%
Paraguay	30%
Ghana	32.5%

The India entities benefit from certain tax incentives provided to the telecommunications industry under Indian tax laws. These incentives provide a deduction from taxable income of an amount equal to (a) 100% of profits derived from telecommunication business for the first 5 assessment years commencing at the choice of the Company, at any time during the Benefit Period defined below and (b) 30% of the profits for a further 5 assessment years. The deduction may be claimed, at the option of the Company, for any 10 consecutive assessment years out of 15 years beginning from the year in which the Company starts providing telecommunications service (the “Benefit Period”).

The differences between the Group’s expected tax charge (credit) at respective applicable tax rate and the Group’s tax charge (credit) for the years were as follows:

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	(75)	19	58
Income not subject to taxation	(2)	(14)	(219)
Expenses not deductible for taxation purposes	76	61	156
Recognition of previously unrecognised tax losses of subsidiary companies	—	(30)	(178)
Recognition of previously unrecognised tax losses of an associated company	—	(484)	—
Under provision in prior years	13	4	2
Tax losses not recognised	150	318	643
Effect of change in tax rate	—	(47)	27

Total taxation charge (credit)	162	(173)	489

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

10 OPERATING PROFIT

Operating profit is shown after charging (crediting) the following items:

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Cost of services provided	3,325	4,195	6,389
General administration and distribution costs	997	1,706	1,949
Depreciation and amortisation
Fixed assets	1,185	1,597	2,322
Goodwill	394	398	—
Telecommunications licences	89	161	195
Telecommunications customer acquisition costs	—	54	480
Prepaid capacity and maintenance	28	52	62
Loss on disposal of fixed assets	6	29	2
Impairment of fixed assets	—	—	142
Write-off of prepaid capacity and maintenance	226	—	—
Write-off of telecommunications customer acquisition costs	—	234	150
Operating leases in respect of
Properties	598	516	540
Hire of plant and machinery	397	399	453
Auditors’ remuneration	5	6	20
Profit on partial disposal of a subsidiary company (Note 16)	(278)	—	(1,300)
Provision for doubtful debts	169	397	153
Staff redundancy costs	—	—	89
Refund of licence fees in India	—	(134)	—

11 DIVIDENDS

The Company did not declare any dividends for the years ended 31 December 2002 to 2004.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 31 December 2004, the Group had consolidated accumulated losses of HK$5,923 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$8 billion credit facility with ABN Amro Bank N.V. (Note 20), the Company has agreed to not pay dividends to shareholders for so long as any amounts under that credit facility are outstanding. As at 31 December 2004, HK$1 billion was outstanding under this facility.

Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiary companies in Hong Kong, India and Thailand are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

12 (LOSS) EARNINGS PER SHARE

The calculation of basic (loss) earnings per share is based on net profit attributable to shareholders of approximately HK$72 million (2003 – net loss attributable to shareholders of HK$214 million, 2002 – net loss attributable to shareholders of HK$986 million) and on 4.5 billion ordinary shares issued upon the Restructuring, as described in Note 1 as if such shares had been outstanding for the years ended 31 December 2002, 2003 and 2004.

The amount of diluted earnings per share is equal to basic earnings per share as there were no potential dilutive ordinary shares in existence for the years ended 31 December 2002, 2003 and 2004.

13 FIXED ASSETS

	Properties	Telecom- munications and network equipment	Construction in progress	Other assets	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Cost
At 1 January 2003	126	15,696	1,670	3,139	20,631
Exchange translation differences	—	288	24	50	362
Additions	6	2,964	1,686	890	5,546
Disposals	(2)	(328)	(46)	(60)	(436)
Relating to subsidiaries acquired (Note 25(b))	3	23	—	1	27
Transfer to other assets	—	—	(32)	—	(32)
Transfer between categories	9	620	(961)	332	—

At 31 December 2003	142	19,263	2,341	4,352	26,098

At 1 January 2004	142	19,263	2,341	4,352	26,098
Exchange translation differences	16	152	3	61	232
Additions	7	2,913	1,222	535	4,677
Disposals	(19)	(59)	(3)	(424)	(505)
Relating to subsidiary companies acquired (Note 25(b))	45	28	—	11	84
Transfer from other assets	—	23	13	77	113
Transfer between categories	—	2,579	(2,319)	(260)	—

At 31 December 2004	191	24,899	1,257	4,352	30,699

Accumulated depreciation and impairment losses
At 1 January 2003	10	5,243	—	1,839	7,092
Exchange translation differences	5	38	—	13	56
Charge for the year	5	1,185	—	407	1,597
Disposals	—	(294)	—	(50)	(344)

At 31 December 2003	20	6,172	—	2,209	8,401

At 1 January 2004	20	6,172	—	2,209	8,401
Exchange translation differences	8	20	—	47	75
Charge for the year	12	1,688	—	622	2,322
Disposals	(13)	(48)	—	(408)	(469)
Impairment	—	126	—	16	142

At 31 December 2004	27	7,958	—	2,486	10,471

Net book value
At 31 December 2003	122	13,091	2,341	2,143	17,697

At 31 December 2004	164	16,941	1,257	1,866	20,228

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

13 FIXED ASSETS (CONTINUED)

Other assets include motor vehicles, office furniture and equipment, leasehold improvements and computer equipment.

	2003	2004
	HK$ millions	HK$ millions
Net book value of properties comprises:
Hong Kong
Long leasehold (not less than 50 years)	2	8
Medium leasehold (less than 50 years but not less than 10 years)	59	95

Outside Hong Kong
Freehold	35	32
Long leasehold	18	17
Short leasehold (less than 10 years)	8	12

	122	164

At 31 December 2004, telecommunications and network equipment includes assets held under defeased finance leases at a cost of HK$3,222 million (2003—HK$3,222 million) and accumulated depreciation and impairment losses of HK$2,513 million (2003—HK$2,298 million). Depreciation and impairment loss recognised for the year ended 31 December 2004 amounted to HK$132 million (2003 – HK$119 million, 2002 – HK$126 million) and HK$83 million (2003 – nil, 2002 – nil) respectively.

During the year ended 31 December 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) proposed to grant 3 years moratorium upon expiry of the Group’s CDMA licence in 2005, in order for the Group to migrate its CDMA customers to 2G or 3G networks. In addition, as part of the Group’s cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, the Group recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended 31 December 2004.

14 OTHER NON-CURRENT ASSETS

	2003	2004
	HK$ millions	HK$ millions
Telecommunications licences
At beginning of year	2,131	2,489
Exchange translation differences	18	91
Additions	343	249
Relating to subsidiary companies acquired (Note 25(b))	158	—
Amortisation for the year	161	195

At end of year	2,489	2,634

Telecommunications customer acquisition costs
At beginning of year	—	202
Exchange translation differences	—	3
Additions	490	728
Write off during the year	234	150
Amortisation for the year	54	480

At end of year	202	303

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

14 OTHER NON-CURRENT ASSETS (CONTINUED)

	2003	2004
	HK$ millions	HK$ millions
Prepaid capacity and maintenance
At beginning of year	1,288	1,278
Additions	42	22
Amortisation for the year	52	62

At end of year	1,278	1,238

Other receivables	106	164

	4,075	4,339

15 GOODWILL

	2003	2004
	HK$ millions	HK$ millions
Cost
At beginning of year	7,864	8,400
Exchange translation differences	(8)	6
Adjustment on goodwill (Note)	—	(5)
Relating to subsidiary companies acquired	544	—
Relating to a subsidiary company partially disposed of (Note 16)	—	(30)
Effect of a change in accounting policy (Note 3K)	—	(2,232)

At end of year	8,400	6,139

Accumulated amortisation
At beginning of year	1,834	2,232
Charge for the year	398	—
Effect of a change in accounting policy (Note 3K)	—	(2,232)

At end of year	2,232	—

Net book value at end of year	6,168	6,139

Note:

During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary company acquired during the year ended 31 December 2003 and recorded a reduction in goodwill of HK$5 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

15 GOODWILL (CONTINUED)

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2003	2004
	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed telecommunications and other services	63	33
India	4,254	4,255
Others (include Paraguay, Sri Lanka and Ghana)	386	386

	6,168	6,139

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on annual budgets approved by management covering a five-year period. For CGU in Paraguay, Sri Lanka and Ghana, cash flow projections were based on a period until their licence expiry in 2012 to 2019. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate in which the CGU operates.

Key assumptions used for value-in-use calculations:

	EBITDA margin [1]	Growth rate [2]	Discount rate [3]
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	25% - 42%	N/A	10%
Fixed telecommunications and other services	28% - 43%	N/A	10%
India	32% - 41%	N/A	8%
Others (include Paraguay, Sri Lanka and Ghana)	11% - 45%	14% - 47%	10% – 15%

These assumptions have been used for the analysis of each CGU within the business segment.

1.	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) margin for 2005 to 2009. Management considers EBITDA a proxy for operating cash flow.
2.	Weighted average growth rate used to extrapolate cash flows beyond the budget period (until the expiry of the licence period granted).
3.	Pre-tax discount rate applied to the cash flow projections reflects specific risks relating to the relevant segments.

Management determined budgeted EBITDA margin and the weighted average growth rates based on past performance of the Group’s respective CGUs and its expectations for the development of the market.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

16 ASSOCIATED COMPANIES

	2003	2004
	HK$ millions	HK$ millions
Investments at cost:
Listed shares, Hong Kong	171	—
Listed shares, outside Hong Kong	586	586
Unlisted shares, Hong Kong	—	8
Share of undistributed post acquisition reserves	824	1,252

Investments in associated companies	1,581	1,846

The market value of the listed investments at 31 December 2004 was HK$5,289 million (2003 — HK$5,329 million)

Details of the Group’s principal associated companies are as follows:

Company name	Place of incorporation/ operation	Principal activity	Percentage of equity attributable to the Group		Nominal value of share capital
			2003	2004
(a) Partner Communications Company Ltd.	Israel	Mobile telecommunications services	43%	43%	NIS	1,840,372

(b) Hutchison Global Communications Holdings Limited (Formerly named Vanda Systems & Communications Holdings Limited)	Bermuda/ Hong Kong	System integration & application solution services	37%	—		N/A

(a)	As at 31 December 2004, certain shares held in Partner Communications Company Ltd. (“Partner”) are pledged as security for a US$423 million bank credit facility to Partner from various banks. Such facility contains certain events of default, including in the event that the Group ceases to control at least 30% of the voting rights of Partner. As of 31 December 2004, US$268 million remained outstanding under this facility. This facility is not guaranteed by HWL or other related companies.
(b)	At 31 December 2003, the Group owned 37% of Vanda Systems & Communications Holdings Limited (“Vanda”), which was then accounted for as an associated company. In March 2004, Vanda acquired 100% of the Group’s fixed-line and data center businesses, and was renamed Hutchison Global Communications Holdings Limited (“HGCH”). The Group’s stake in HGCH increased to 79% of the enlarged share capital of HGCH as a result of HGCH’s acquisition of the fixed-line and data centre businesses. As of March, 2004 HGCH was accounted for as a subsidiary company of the Group. Subsequently, following a placement of the Group’s shares in HGCH, the Group’s stake in HGCH decreased to 52.5%. The gain on disposal of the HGCH shares of approximately HK$1.3 billion was recognised in the consolidated profit and loss account for the year ended 31 December 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

17 AMOUNTS DUE FROM (TO) RELATED COMPANIES

The related companies are HWL and its direct and indirect subsidiary companies outside the Group. As part of the Restructuring, the net amount due to related companies of HK$20,869 million was capitalised as shareholders’ funds. Amounts due from and to related companies are unsecured.

There were no outstanding long-term amounts due from related companies as at 31 December 2004 (2003 – HK$543 million). The maximum interest bearing amounts outstanding during the year ended 31 December 2004 were HK$3,400 million (2003 – HK$52 million).

There were no outstanding long-term amounts due to related companies as at 31 December 2004 (2003 – HK$22,903 million). As at 31 December 2003, HK$7,176 million of the amounts due to related companies was interest bearing and carried interest at normal commercial terms.

Included in other current assets are short-term receivables from related companies of HK$85 million (2003 – nil), which are unsecured, interest free and have no fixed terms of repayment.

Included in other current liabilities are short-term payables to related companies of HK$68 million (2003 – HK$73 million). As at 31 December 2004, HK$43 million (2003 – nil) is unsecured, interest bearing, carries interest at normal commercial terms and repayable on 31 December 2005. The remaining balance of HK$25 million (2003 – HK$73 million) is unsecured, interest free and has no fixed repayment terms.

18 LONG-TERM DEPOSITS

Long-term deposits are pledged to a bank as collateral to secure a subsidiary company’s obligations under the defeasance of finance leases.

19 OTHER CURRENT ASSETS

	2003	2004
	HK$ millions	HK$ millions
Stocks	628	485
Trade receivables, net of provision	895	1,719
Other receivables and prepayments	1,654	1,922
Receivables from related companies	—	85

Other current assets	3,177	4,211
Cash and cash equivalents	1,993	2,102
Restricted cash	6	10

	5,176	6,323

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

19 OTHER CURRENT ASSETS (CONTINUED)

	2003	2004
	HK$ millions	HK$ millions
At end of year, the ageing analysis of the trade receivables net of provision is as follows:
Current	488	1,092
31-60 days	182	251
61-90 days	78	115
Over 90 days	147	261

	895	1,719

Analysis of provision for doubtful debts is as follows:
At beginning of year	368	486
Exchange translation differences	12	5
Charge to other operating expense	397	153
Write off during the year	(291)	(5)

At end of year	486	639

The short-term receivables from related companies are non-financing in nature and arose during the ordinary course of business.

20 LONG-TERM LOANS

The following table presents the outstanding bank loans and other interest bearing borrowings as at 31 December 2003 and 2004, as well as information regarding maturity of such loans:

	Group 2003	Group 2004	Company 2004
	HK$ millions	HK$ millions	HK$ millions
Bank loans
Repayable within 5 years	10,571	15,604	1,000
Not wholly repayable within 5 years	263	227	—
Less: current portion	(3,723)	(12,281)	(1,000)

	7,111	3,550	—

Other loans
Repayable within 5 years	1,556	1,331	—
Not wholly repayable within 5 years	16	15	—
Less: current portion	(1,556)	(1,316)	—

	16	30	—

Debentures
Repayable within 5 years	562	249	—
Less: current portion	(204)	(247)	—

	358	2	—

	7,485	3,582	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

20 LONG-TERM LOANS (CONTINUED)

The long-term loans are repayable as follows:

	Group 2003	Group 2004
	HK$ millions	HK$ millions
Bank loans
After 1 year, but within 2 years	4,581	3,045
After 2 years, but within 5 years	2,469	484
After 5 years	61	21
Other loans
After 1 year, but within 2 years	2	1
After 2 years, but within 5 years	5	22
After 5 years	9	7
Debentures
After 1 year, but within 2 years	358	2

	7,485	3,582

Long-term loans of the Group, including interest rates and maturities, are summarised as follows:

	Maturity date	Group 2003	Group 2004	Company 2004
		HK$ millions	HK$ millions	HK$ millions
Secured bank loans
Fixed, 5.31% - 7.24% per annum	2005 – 2006	89	16	—
Variable, 1.19% - 7.40% per annum	2005	3,264	3,815	1,000
Unsecured bank loans
Fixed, 2.60% - 4.20% per annum	2005	178	38	—
Variable, 0.90% - 7.75% per annum	2005 – 2010	7,303	11,962	—
Other unsecured loans
Fixed, 2.80% - 7.75% per annum	2005 – 2014	800	524	—
Variable, 3.07% - 7.50% per annum	2005 – 2009	772	822	—
Debentures
Fixed, nil to 7.15% per annum	2005 – 2006	562	249	—

Total long-term loans, including current maturities		12,968	17,426	1,000
Current maturities of long-term loans		(5,483)	(13,844)	(1,000)

Total long-term loans		7,485	3,582	—

At 31 December 2004, the aggregate principal amounts of long-term debts scheduled for repayment for the next five years were:

HK$ millions
2005	13,844
2006	3,048
2007	403
2008	43
2009	60
2010 and thereafter	28

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

20 LONG-TERM LOANS (CONTINUED)

In 2002, the Hong Kong 3G business was granted committed short-term revolving credit facilities amounting to HK$2 billion, which were subsequently increased to HK$3 billion and HK$4 billion in 2003 and 2004 respectively. Amounts drawn down at 31 December 2004 were HK$3 billion (2003 - HK$2.3 billion).

In May 2004, Hutchison Telephone Company Limited, a 70.9% owned subsidiary company that holds 2G mobile telecommunications licences in Hong Kong and Macau, was granted a HK$1.1 billion committed short-term term loan facility (which was amended in August 2004 and increased to HK$2 billion) with an international commercial bank, to refinance existing borrowings. The facility contains certain negative pledges and events of default, including in the event that Hutchison International Limited’s (“HIL”), a subsidiary company of HWL, direct or indirect shareholding in the Company falls to 50% or less, or the Company’s direct or indirect shareholding in the Hong Kong mobile business falls to less than 65%. The facility (as amended) is supported by a letter of comfort from HIL containing the same ownership requirements. As at 31 December 2004, HK$1.1 billion was outstanding under this facility (as amended), which will mature on 17 May 2005, with an option to further extend to 31 December 2005.

In 2004, the Company entered into a HK$8 billion secured revolving loan facility with an international commercial bank. The facility is used as collateral by way of a fixed and floating debenture over the Company’s equity interest in, and guarantees from, various intermediate holding companies of the Group’s operations, charges over the entire issued share capital of those guarantors and a charge over at least 52% of the issued share capital of Hutchison Global Communications Holdings Limited. At 31 December 2004, HK$1 billion was outstanding under this facility, which will mature on 15 November 2005.

At 31 December 2004, the outstanding loan balances of the Group consist of the following foreign currency denominated loans:

HK$5,045 million	–	denominated in Indian Rupees
HK$2,530 million	–	denominated in Thai Baht
HK$276 million	–	denominated in US dollars
HK$4,326 million	–	denominated in Japanese Yen
HK$27 million	–	denominated in Singapore dollars
HK$11 million	–	denominated in Malaysian Ringgit
HK$16 million	–	denominated in Renminbi

The remaining HK$5,195 million is denominated in Hong Kong dollars.

As at 31 December 2004, total borrowings of HK$11,224 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2004, fixed assets and current assets of certain subsidiary companies amounting to HK$5,236 million and HK$95 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans and debentures of the Group is secured to the extent of HK$3,830 million (2003 – HK$1,422 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$1 million (2003 – HK$2,135 million).

The Group has entered into a currency and interest rate swap arrangement with a bank to swap floating rate US dollar borrowings of HK$623 million (2003 – HK$623 million) into fixed rate Indian Rupees borrowings at 4.3% per annum (2003 – 4.3% per annum) to match currency and interest rate exposure of the underlying businesses.

The Group has entered into currency swap arrangement with banks to swap Japanese Yen borrowings of HK$4,326 million (2003 – HK$2,292 million) and US dollar borrowings of HK$227 million (2003 – HK$263 million) into Thai Baht borrowings to match currency exposure of the underlying businesses.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

21 OTHER CURRENT LIABILITIES

	2003	2004
	HK$ millions	HK$ millions
Trade payables	941	1,192
Accrued expenses and other payables	2,765	3,975
Deferred revenue	882	382
Receipts in advance	534	781
Capital expenditure accruals	719	258
Payables to related companies	73	68
Taxation	29	89

	5,943	6,745

At end of year, the ageing analysis of the trade payables is as follows:
Current	613	487
31-60 days	133	106
61-90 days	84	125
Over 90 days	111	474

	941	1,192

The short-term payables to related companies are non-financing in nature and arose during the ordinary course of business. As at 31 December 2004, included in payables to related companies is accrued interest payable amounting to HK$25 million (2003 – HK$37 million).

22 DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2003	2004
	HK$ millions	HK$ millions
Deferred tax assets	910	844
Deferred tax liabilities	46	148

Net deferred tax assets	864	696

Movements in net deferred tax assets are as follows:
At beginning of year	1,139	864
Exchange translation differences	14	2
Net charge for the year	(289)	(170)

At end of year	864	696

Analysis of net deferred tax assets (liabilities):
Tax losses	1,771	2,125
Accelerated depreciation allowances	(907)	(1,429)

	864	696

The potential deferred tax assets which have not been recognised for in the accounts are as follows:
Arising from unused tax losses	718	1,401
Arising from accelerated depreciation allowances	—	35

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

22 DEFERRED TAXATION (CONTINUED)

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$5,760 million (2003 — HK$5,916 million) carried forward, an amount of HK$4,553 million (2003 – HK$3,984 million) can be carried forward indefinitely. The remaining HK$1,207 million (2003 – HK$1,932 million) will expire in the following years:-

	2003	2004
	HK$ millions	HK$ millions
2004	12	—
2005	90	1
2006	102	7
2007	389	6
2008	1,339	3
After 2008	—	1,190

	1,932	1,207

23 OTHER LONG-TERM LIABILITIES

	2003	2004
	HK$ millions	HK$ millions
Pension obligations	15	12
Deferred revenue	—	30
Accrued expenses and other payables	—	82

	15	124

Analysis of pension obligations is as follows:-
Pension obligations, at beginning of year	—	15
Total expense	48	36
Contributions paid	(33)	(39)

Pension obligations, at end of year	15	12

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a) Defined benefit plans

The Group’s defined benefit plans represent contributory final salary pension plans in Hong Kong. At 31 December 2004, the Group’s plans were valued by Watson Wyatt Hong Kong Limited, qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2003	2004
Discount rate applied to defined benefit plan obligations	4.5%-9.5%	3.5% - 3.75%
Expected return on plan assets	8.0%	8.0%
Future salary increases	3.0%-7.0%	3.0%-4.0%
Interest credited on plan accounts	nil-6.0%	5.0%-6.0%

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

23 OTHER LONG-TERM LIABILITIES (CONTINUED)

(a) Defined benefit plans (Continued)

	2003	2004
	HK$ millions	HK$ millions
The amount recognised in the consolidated balance sheet is determined as follows:
Present value of defined benefit obligations	316	409
Fair value of plan assets	265	315

Deficit	51	94
Unrecognised actuarial losses	36	82

Net defined benefit plan obligations	15	12

	2003	2004
	HK$ millions	HK$ millions
The amount recognised in the consolidated profit and loss account is as follows:
Current service cost	48	44
Interest cost	15	15
Expected return on plan assets	(20)	(24)
Net actuarial losses recognised	5	1

Total expense, included in staff costs	48	36

The actual loss on plan assets during the year ended 31 December 2004 was HK$8 million (2003 – gain of HK$32 million).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2004. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2004, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

23 OTHER LONG-TERM LIABILITIES (CONTINUED)

(b) Defined contribution plans

The employees of certain subsidiary companies are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. The Group’s costs in respect of defined contribution plans for the year ended 31 December 2004 amounted to HK$25 million (2003 - HK$15 million, 2002 - HK$16 million). Forfeited contributions totaling HK$1 million (2003 – HK$1 million, 2002 – HK$1 million) were used to reduce the current year’s level of contribution.

24 MINORITY INTERESTS

	2003	2004
	HK$ millions	HK$ millions
Equity interests	577	1,064
Loans—interest free	162	—
Loans—interest bearing	4	4

	743	1,068

The loans are unsecured and have no fixed terms of repayment.

25 NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
(a) Changes in working capital
Decrease (increase) in stocks	21	(570)	143
Increase in trade receivables, other receivables and prepayments, other non-current receivables and prepaid capacity and maintenance	(26)	(755)	(1,081)
Decrease (increase) in short-term receivables from related companies	660	—	(85)
Increase in trade payables, accrued expenses and other payables, deferred income, receipts in advance and capital expenditure accruals	134	381	1,063
Increase (decrease) in short-term payables to related companies	184	(111)	(5)

	973	(1,055)	35

(b) Purchases of subsidiary companies
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	4,348	27	84
Associated companies	—	—	3
Prepaid capacity and maintenance	1,542	—	—
Telecommunications licences	—	158	—
Trade and other receivables	311	361	282
Bank and other loans	(2,000)	—	(128)
Trade and other payables	(757)	(868)	(304)
Goodwill	70	544	—
Minority interests	—	(133)	8

	3,514	89	(55)
Less: Investment amount held prior to purchase	(2,788)	—	(14)

	726	89	(69)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25 NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
(b) Purchases of subsidiary companies (Continued)

Discharged by:
Cash payment	936	151	—
Less : Cash and cash equivalents purchased	(210)	(62)	(69)

Total net cash consideration	726	89	(69)

The effect of the acquisition of the subsidiary companies on the Group’s results is immaterial to the years ended 31 December 2002, 2003 and 2004.

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interests	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
(c) Analysis of changes in financing during the year

At 1 January 2002	16,916	7,834	(136)	24,614

New loans	1,889	6,282	—	8,171
Repayment of loans	—	(3,230)	—	(3,230)
Issuance of shares by subsidiary companies to minorities	—	—	784	784

Net cash flows from financing activities	1,889	3,052	784	5,725

Minority interests in profit	—	—	43	43
Exchange translation differences	—	16	36	52
Relating to subsidiary companies disposed of	—	—	(400)	(400)
Relating to subsidiary companies acquired	—	2,000	—	2,000

At 31 December 2002	18,805	12,902	327	32,034

At 1 January 2003	18,805	12,902	327	32,034

New loans	4,098	13,065	—	17,163
Repayment of loans	—	(13,312)	—	(13,312)
Issuance of shares by a subsidiary company to minorities	—	—	175	175

Net cash flows from financing activities	4,098	(247)	175	4,026

Minority interests in profit	—	—	286	286
Exchange translation differences	—	313	(178)	135
Relating to subsidiary companies acquired	—	—	133	133

At 31 December 2003	22,903	12,968	743	36,614

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25 NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interests	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
(c) Analysis of changes in financing during the year (Continued)

At 1 January 2004	22,903	12,968	743	36,614

New loans	479	9,142	—	9,621
Repayment of loans	(725)	(5,094)	—	(5,819)

Net cash flows from financing activities	(246)	4,048	—	3,802

Minority interests in profit	—	—	244	244
Exchange translation differences	—	282	(64)	218
Relating to a subsidiary company partially disposed of	—	—	153	153
Relating to subsidiary companies acquired	—	128	(8)	120
Shareholders’ loans capitalisation	(22,925)	—	—	(22,925)
Share issuance expenses	414	—	—	414
Waiver of loan from an intermediate holding company	(146)	—	—	(146)

At 31 December 2004	—	17,426	1,068	18,494

As part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

26 SHARE CAPITAL

Upon incorporation on 17 March 2004, the Company had an authorised share capital of US$50,000 divided into 50,000 ordinary shares of a nominal value or par value of US$1.00 each.

On 25 March 2004, one ordinary share of US$1.00 was allotted and issued for cash at par to the initial subscriber who immediately transferred the said one share to Hutchison Telecommunications Investment Holdings Limited (“HTIHL”).

On 3 September 2004, four shares of US$1.00 each were allotted and issued for cash at par to HTIHL.

On 3 September 2004 the nominal value of the Company’s shares was changed from US$1.00 to HK$0.25 through the following steps:

(a)	the authorised and issued share capital of US$50,000 and US$5.00 were re-denominated to HK$390,000 and HK$39 respectively by adopting the exchange rate of US$1.00 to HK$7.8;

(b)	every issued and unissued share of HK$7.8 was subdivided into 780 shares of HK$0.01 each;

(c)	every 25 shares of HK$0.01 each in the Company’s issued and unissued share capital were consolidated into one share of HK$0.25; and

(d)	the authorised share capital was then increased from HK$390,000 to HK$2,500 million and US$10,000 by the creation of 9,998,440,000 ordinary shares of HK$0.25 each and 1,000,000 non-voting redeemable preference shares with a nominal value of US$0.01 each.

On 22 September 2004, 804,917,650 shares were allotted and issued, credited as fully paid, to HTIHL for a consideration of HK$6,975,953,205.54.

On 22 September 2004, 3,695,082,194 shares were allotted and issued, credited as fully paid, to HTIHL as consideration for the acquisition of the entire issued share capital of Hutchison Telecommunications International (Cayman) Holdings Limited and for the capitalisation of the loans extended to Hutchison Telecommunications International (Cayman) Holdings Limited.

Upon completion of the Restructuring and as at 31 December 2004, the authorised share capital of the Company is HK$2,500,000,000 and US$10,000 divided into 10,000,000,000 ordinary shares and 1,000,000 preference shares, and the issued share capital is HK$1,125,000,000 divided into 4,500,000,000 ordinary shares, fully paid or credited as fully paid.

The share capital presented in the consolidated balance sheet as at 31 December 2003 represents the aggregated issued capital of the Group’s intermediate holding companies totalling less than HK$3,000. The share capital was rounded down to zero and not presented in the consolidated balance sheet.

The Company has conditionally adopted an option scheme for the purchase of ordinary shares of the Company. This scheme is subject to HWL’s shareholders’ approval and permission for the listing of the underlying shares from the Listing Committee of the Hong Kong Stock Exchange.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27 CONTINGENT LIABILITIES

At 31 December 2004, the Group had contingent liabilities in respect of performance guarantees amounting to HK$564 million (2003 – HK$456 million). In addition, the Group had contingent liabilities in India in respect of sales taxes payable on revenues earned from airtime, activation fees and/or monthly rentals. The claims to date amount to HK$157 million (2003 – HK$91 million). The Group has been successful in obtaining Court orders restraining any further action by the Sales tax authorities pending a final ruling on this matter by the Supreme Court of India. However, if the Sales tax authorities were successful in obtaining a favourable ruling that sales tax was payable on all the aforementioned revenues streams, it is possible that this ruling may be applied retrospectively and in this situation the Group estimates the maximum aggregate amount payable to be approximately HK$468 million. The Group considers that the Sales tax authorities’ claims are without foundation. The Group is vigorously defending all claims and have successfully obtained stay orders in respect of all proceedings implemented by the Sales tax authorities to date. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims.

28 COMMITMENTS

Outstanding Group commitments not provided for in the accounts at 31 December 2004 are as follows:

(a) Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	2003	2004	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Contracted but not provided for	1,987	1,621	1,129	638
Authorised but not provided for (Note)	9,284	7,467	1,102	1,898

	11,271	9,088	2,231	2,536

Note

The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b) Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2003	2004	2003	2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Not later than one year	376	343	278	201
Later than one year and not later than five years	490	448	98	123
Later than five years	596	547	2	51

	1,462	1,338	378	375

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

28 COMMITMENTS (CONTINUED)

(c) Commitments - fixed periodic payments for the right to use spectrum

	2003	2004
	HK$ millions	HK$ millions
Not later than one year	50	50
Later than one year and not later than five years	230	261
Later than five years	926	846

	1,206	1,157

(d) Funding Commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its operating and investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require the Group to purchase additional equity interests in the operating companies or investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. Also, one of the Indian shareholders has a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies.

GMRP (Thailand) Limited (“GMRP”) has granted a call option to the Group and the Group has granted a put option to GMRP in respect of up to all of the shares in Hutchison Wireless MultiMedia Holdings Limited (“HWMHL”), the holding company of Hutchison CAT Wireless MultiMedia Limited, held by GMRP.

HWMHL has granted an option to the CAT Telecom Public Company Limited (“CAT Telecom”) to swap the shares which CAT Telecom holds in Hutchison CAT Wireless MultiMedia Limited with the shares of HWMHL or BFKT (Thailand) Limited.

DPBB (Thailand) Limited (“DPBB”) has granted a call option to the Group and the Group has granted a put option to DPBB in respect of up to all the preference shares in the share capital of PKNS (Thailand) Limited, the holding company of BFKT (Thailand) Limited, held by DPBB.

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A.

29 RELATED PARTY TRANSACTIONS

In addition to interest on amounts due to related companies and guarantee fee paid to related companies disclosed in Note 7 to the accounts, the Group has entered into other transactions, which in the opinion of the Directors are on normal commercial terms and the ordinary and usual course of the Group’s business, with Hutchison Group and other shareholders and joint venture partners of the Group’s operating companies who exercise significant influence, together with other Group companies. The transactions and balances of the following related party groups are narrated below:

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29 RELATED PARTY TRANSACTIONS (CONTINUED)

Related Party Group:

(1)	Hutchison Group—HWL together with its direct and indirect subsidiary companies outside the Group.

(2)	Other shareholders and joint venture partners:

(a)	NEC Group

(b)	KM Group—Kotak Mahindra Finance Ltd together with subsidiary and associated companies.

(c)	Essar Group

(d)	CAT Telecom

(e)	Kludjeson International Limited

(f)	Hinduja Group

(g)	Asia Global Crossing Limited

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Transactions during the years:

(a) HWL Group
Fixed telecommunications and other services	(30)	(33)	(51)
Mobile telecommunications services income	(10)	(11)	(14)
Rental expenses on lease arrangements	88	83	85
Bill collection services fee expenses	1	5	8
Roaming arrangement fee income	(2)	(8)	(14)
Sharing of services arrangements	38	39	22
Dealership services fee expenses	10	8	10
Global Procurement services arrangements	145	99	82
Provision of data center services	(15)	(16)	(20)
Sales of handsets	—	—	(46)
3G handset development costs recharge income	—	—	(47)
Purchase of handset accessories	—	—	32
Purchase of office supplies	—	—	6
Advertising and promotion expenses	—	—	5
Waiver of loan	—	—	146

(b) NEC Group
Purchase of handsets	—	21	665

(c) KM Group
Mobile telecommunications services income	—	(1)	(5)
Customary fee and commission expenses	14	22	10
Interest expense	3	—	—

(d) Essar Group
Mobile telecommunications services income	(2)	(3)	(14)
Roaming arrangement fee income	(3)	(1)	(4)
Roaming cost	3	4	1
Rental income	(1)	(1)	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29 RELATED PARTY TRANSACTIONS (CONTINUED)

	2002	2003	2004
	HK$ millions	HK$ millions	HK$ millions
Transactions during the years:

(e) Hinduja Group
Interest expense	5	—	—

(f) CAT Telecom
Share of revenue from mobile phone services	10	67	218
Network operating expenses	10	23	45

(g) Asia Global Crossing Limited
Fixed telecommunications and other services	33	—	—

	2003	2004
	HK$ millions	HK$ millions
Balances outstanding at end of year:

(a) CAT Telecom
Payable outstanding at end of year	(30)	(89)

(b) Kludjeson International Limited
Loan outstanding at end of year	(4)	(4)

Effective 27 August 2003, the Group acquired from Essar Group over 99% of the ownership interest in Aircel Digilink India Limited in exchange for 33% of the equity of Hutchison Telecom East Limited, valued at HK$319 million.

Pursuant to an agreement entered into in July 2003 with Essar Group, HWL agreed to continue to provide guarantees amounting to HK$2,028 million for loans to Essar Group. In 2004, the Company had provided a counter-indemnity to HWL for the guarantees it has given in favour of Essar Group.

30 LEGAL PROCEEDINGS

Save as disclosed in Note 27 in respect of the claims against the Group for sales taxes, the Group is not engaged in any material litigation or arbitration proceeding, and no material litigation or claim is known by the Group to be pending or threatened against it.

31 SUBSEQUENT EVENTS

(a) Cost Saving Initiatives

On 5 January 2005, the Company announced that as part of its ongoing efforts to improve financial performance amid the increasingly difficult market environment globally, particularly in Hong Kong, it had reviewed the cost components of a number of its operations and decided to outsource certain functions such as network and IT services and maintenance. As a result of the outsourcing, there was a reduction in total of around 750 staff of group companies in Hong Kong, around 86.8% of whom were from the mobile operations. The measures were intended to enhance the financial performance and organisational efficiency of the Group and is expected to translate into more cost-effective operations while maintaining or exceeding current service levels to customers.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

31 SUBSEQUENT EVENTS (CONTINUED)

(b) Reorganisation of India Operations

On 1 February 2005, the Group’s various mobile interests in India were reorganised under Hutchison Max Telecom Limited, the Group’s mobile telecommunications operator in Mumbai. The reorganisation has created one of the largest mobile companies in India and is expected to result in many operating synergies, including more efficient management and a more efficient use of resources and funds between the various operating companies. In addition, management believes that the new structured company will be better placed to access the debt and equity markets in India.

(c) Offer to Sell Shares to Partner

On 7 February 2005, three of the founding Israeli shareholders of Partner irrevocably offered to sell all of their Partner shares to Partner and another of the Israeli founding shareholders has an option to participate in the sale. On 23 February 2005, Partner’s Board of Directors approved the acceptance of the offer. Acceptance of the offer is subject to Partner’s shareholders’ approval. If such approval is granted and all conditions precedent are satisfied, upon completion of the buy back the Group’s interest in Partner will increase from approximately 43% to over 50%.

(d) Investment Licence for Vietnam

On 18 February 2005, Hutchison Telecommunications (Vietnam) S.à r.l. received an investment licence from the Ministry of Planning and Investment of Vietnam to permit it to engage in a business cooperation with Hanoi Telecommunication Joint Stock Company to build, develop and operate a mobile telecommunications network in Vietnam. The business cooperation will develop a CDMA2000 network to provide mobile telecommunications services in Vietnam. The licence has been granted for 15 years.

(e) Termination of Aircel Acquisition

On 19 June 2004, Aircel Digilink India Limited (“ADIL”), one of the Group’s subsidiary companies in India, signed a preliminary agreement with Aircel Tele Ventures Limited (“Vendor”) to acquire Aircel Limited and Aircel Cellular Limited (together “Aircel”). On 7 March 2005, ADIL and the Vendor entered into an agreement for the immediate termination of the Group’s obligation to acquire the entire interest in Aircel under the preliminary agreement.

32 SUBSEQUENT EVENTS (UNAUDITED)

(a) Investment in PT Cyber Access Communications

On 9 March 2005, the Group entered into a conditional agreement for the acquisition of 60% equity interest of PT Cyber Access Communications (“CAC”), the holder of a combined 2G and 3G mobile telecommunications licence in Indonesia. The consideration for the acquisition is, before any adjustment, US$120 million (approximately HK$936 million) payable in cash on completion. On completion, PT Asia Mobile, a company incorporated in Indonesia, and Asia Telecommunication Technology Ltd, a company incorporated in the British Virgin Islands, shall in aggregate hold 40% equity interest in CAC. After completion, the CAC shareholders will agree to provide funding to CAC pro rata to their respective equity interests with an initial committed amount of US$300 million (approximately HK$2,340 million).

(b) Offer to Sell Shares to Partner

On 12 April 2005, Partner’s shareholders approved Partner’s share buy back and all conditions precedent were satisfied. Following Partner’s buy back and cancellation of its own shares from four Israeli shareholders on 20 April 2005, the Group’s interest in Partner increased to 52.2%.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

32 SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)

(c) Proposed privatization of Hutchison Global Communications Limited (“HGCH”)

On 29 April 2005, the Company requested the Directors of HGCH to put forward a proposal to the HGCH shareholders (the “Proposal”) other than the Group (“Scheme Shareholders”) regarding a proposed privatisation of HGCH by way of a scheme of arrangement under Section 99 of the Companies Act. The Company is the controlling shareholder of HGCH which currently indirectly holds through its wholly owned subsidiaries approximately 52.53% of the entire issued share capital of HGCH.

The Proposal, which was made on June 7, 2005, provides that all HGCH shares held by the Scheme Shareholders (“Scheme Share”) will be cancelled in exchange either:

(a)	for every 21 Scheme Shares, 2 shares of the Company (“HTIL shares”) valuing each HGCH share at HK$0.7048 (“Share Alternative”); or

(b)	for each Scheme Share, HK$0.65 in cash (“Cash Alternative”).

The Share Alternative values each HGCH share at (i) approximately HK$0.7048 (on the basis of the closing price of HK$7.40 per HTIL share on 29 April 2005, being the trading day immediately prior to the announcement date of 3 May 2005) and (ii) approximately HK$0.6952 (on the basis of the closing price of HK$7.30 per HTIL share on 3 June 2005).

The Scheme Shareholders may elect either the Share Alternative or the Cash Alternative as the form of cancellation consideration in respect of their holdings of the Scheme Shares, but not a combination of both. The Company will not revise the terms of the Proposal.

Following the effective date of the Scheme, the listing of the HGCH shares on the Stock Exchange will be withdrawn, and HGCH will become a wholly owned subsidiary of HTIL. The Proposal is conditional upon the fulfilment or waiver of certain conditions. All conditions will have to be fulfilled or waived, as applicable, on or before 31 October 2005 (or such later date as HTIL and HGCH may agree or as the Supreme Court of Bermuda may direct), otherwise the Scheme will lapse.

(d) Disposal of mobile operations in Paraguay

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary of Mexico’s América Móvil S.A. The sale is subject to regulatory approval and other conditions and is expected to be completed during the third quarter of 2005.

(e) Approval of share option scheme

On 17 September 2004 the Company’s share option plan was conditionally approved and adopted by a resolution of the then sole shareholder of the Company. As required under the listing rules of the Hong Kong Stock Exchange, subsequently on 19 May 2005, the Company’s share option plan was approved by the shareholders of HWL at an extraordinary general meeting of the shareholders of HWL.

33 ULTIMATE HOLDING COMPANY

The Directors regard Hutchison Whampoa Limited, a company incorporated in Hong Kong and listed on the Main Board of Hong Kong Stock Exchange, as being the ultimate holding company.

34 US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the accounts have been translated at the rate of HK$7.80 to US$1. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

35 APPROVAL OF ACCOUNTS

The accounts set out on pages F-3 to F-5 were approved by the Board of Directors on 7 March 2005.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36 BALANCE SHEET OF THE COMPANY, UNCONSOLIDATED

In accordance with the disclosure of the Companies Ordinance of Hong Kong, the balance sheet of the Company as at 31 December 2004 is as follows:

2004
HK$ million
ASSETS AND LIABILITIES

Non-current assets
Unlisted shares, at costs (Note a)	—
Loans to subsidiary companies (Note b)	20,870

Total non-current assets	20,870

Bank balances	10
Other receivables and prepayments	21
Amounts due from subsidiary companies (Note b)	671
Bank loans (Note 20)	1,000
Amount due to a related company (Note c)	43
Accrued expenses and other payables	77

Net current liabilities	(418)

Total assets less current liabilities	20,452

Net assets	20,452

CAPITAL AND RESERVES
Share capital (Note 26)	1,125

Reserves (Note d)	19,327

Shareholders’ funds	20,452

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36 BALANCE SHEET OF THE COMPANY, UNCONSOLIDATED (CONTINUED)

(a)	As at 31 December 2004, the Company’s cost of investment in its subsidiary companies was amounted to HK$17.60. These investment costs were rounded down to zero and not presented in the Company’s balance sheet.

Particular of the principal subsidiary companies as at 31 December 2004 are set forth on pages 70 to 71

(b)	The loans to and amounts due from subsidiary companies are unsecured, interest free and have no fixed term of repayment.

(c)	The amount due to a related company is unsecured, interest bearing and repayable on 31 December 2005.

(d)	Reserves

		Reserves
	Share Capital	Share Premium	Accumulated Losses	Subtotal	Total Shareholders’ funds
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Upon incorporation on 17 March 2004	—	—	—	—	—
Issuance of ordinary shares	1,125	19,744	—	19,744	20,869
Share issuance expenses	—	(414)	—	(414)	(414)
Loss for the year	—	—	(3)	(3)	(3)

At 31 December 2004	1,125	19,330	(3)	19,327	20,452

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

37 RECONCILIATION TO US GAAP

The Group’s consolidated financial statements have been prepared in accordance with Hong Kong GAAP which differs in some respects to US GAAP. The effect on net (loss) income attributable to shareholders and shareholders’ (deficits) funds of significant differences between Hong Kong GAAP and US GAAP is as follows:

	2002	2003	2004	2004
	HK$ millions	HK$ millions	HK$ millions	US$ millions
Net (loss) income attributable to shareholders under Hong Kong GAAP	(986)	(214)	72	9
Adjustments:
Revenue recognition (a)	(5)	(4)	12	2
Customer acquisition costs (b)	—	(226)	(129)	(16)
Capitalisation of interest expense (c)	24	(11)	(7)	(1)
Interest accreted on spectrum licences (d)	(68)	(75)	(144)	(18)
Reversal of licence period cost (d)	13	24	91	12
Amortisation of spectrum licences (d)	(3)	(71)	(86)	(11)
Business combinations (e)	(7)	(2)	(322)	(41)
Reversal of amortisation of goodwill (f)	79	79	—	—
Sale and leaseback transaction (g)	9	9	12	2
Deferral of financing fees (h)	(18)	(19)	(21)	(3)
Derivatives (i)	(24)	(30)	26	3
Termination benefit (j)	—	—	20	3
Onerous contracts (k)	—	—	69	9
Deferred taxes (l)	(3)	11	(27)	(4)
Minority interest	(6)	(5)	79	10
Capitalisation of loans net of related interest (m)	151	176	108	14

Net loss under US GAAP	(844)	(358)	(247)	(30)

Shareholders’ (deficits) funds under Hong Kong GAAP		(6,375)	14,287	1,832
Adjustments:
Revenue recognition (a)		(19)	(7)	(1)
Customer acquisition costs (b)		(235)	(364)	(47)
Capitalisation of interest expense (c)		105	98	13
Intangible assets-licences (d)		1,054	971	125
Liability for licences (d)		(1,265)	(1,329)	(171)
Business combinations (e)		3,372	3,347	429
Goodwill reclassified to intangible assets (e)		(3,543)	(3,838)	(492)
Impairment-goodwill (f)		(719)	(719)	(92)
Sale and leaseback transaction (g)		(72)	(60)	(8)
Restricted investments (g)		2,440	2,329	299
Capital lease obligations (g)		(2,440)	(2,329)	(299)
Deferral of financing fees (h)		21	—	—
Derivatives (i)		(45)	(18)	(2)
Termination benefit (j)		—	20	3
Onerous contracts (k)		—	69	9
Deferred taxes (l)		(2)	(33)	(4)
Minority interest		(7)	71	9
Capitalisation of loans net of related interest (m)		20,869	—	—

Shareholders’ equity under US GAAP		13,139	12,495	1,603

Exchange translation adjustment (n)		(29)	(39)	(5)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

The increases or decreases noted above refer to the following differences between Hong Kong GAAP and US GAAP:

(a) Revenue Recognition

Under Hong Kong GAAP, revenues from sales of handsets are recognised when the handsets are delivered to dealers or to customers on dealer or corporate and retail sales, respectively. When customer acquisition costs are capitalised, the Group does not recognise any revenue relating to the sale of handsets. Proceeds from the sale of these handsets are netted against the direct costs of acquiring the customers. Under US GAAP, when the sales of handsets do not constitute a separate earnings process, the revenue in excess of cost is recorded as deferred revenue and recognised in income over the expected customer relationship period.

Under Hong Kong GAAP, connection and installation fees are recognised when the installation or connection takes place. Under US GAAP, revenues from connection and installation fees and any other up-front fees are deferred and recognized over the expected customer relationship period.

(b) Customer Acquisition Costs

Under Hong Kong GAAP, as described in Note 3J to the accounts, certain telecommunications customer acquisition costs, net of related revenue, are capitalised and amortised over the minimum enforceable contractual period. In the event that a customer ends its relationship before the costs have been fully amortised, the unamortised customer acquisition costs are written off.

Under US GAAP, direct incremental customer acquisition costs are deferred and amortised over the expected customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c) Capitalisation of Interest Expense

For Hong Kong GAAP, as described in Note 3N to the accounts, interest costs incurred prior to the date the related asset is available for use are capitalised as construction in progress for borrowings identified as being related to the acquisition of the assets.

Under US GAAP, the interest cost incurred prior to the asset being ready for its intended use that could have been avoided if the expenditures for the fixed asset had not been made are capitalised as construction in progress.

(d) Telecommunication Spectrum Licences

Under Hong Kong GAAP, licence fee payments prior to commercial launch of services are recorded at cost and included in other non-current assets and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of services are recognised in the profit and loss account on a straight-line basis over the period of the related licence. Variable periodic payments are recognised in the profit and loss account as incurred. As described in Notes 3J and 3M to the accounts, licences are evaluated for impairment when an event occurs that might affect its value.

Under US GAAP, licence fee payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence. Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs. The impairment review of licences first compares the future undiscounted cash flows expected to be generated from continual use and ultimate disposition of the licences with their book value. If these cash flows are not sufficient, an impairment charge is recorded to reduce the licence carrying cost to the estimated discounted future cash flows. The adjustment made to cost and accumulated amortisation of licence are HK$1,091 million and HK$120 million, respectively (2003 – HK$1,084 million and HK$30 million, respectively).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(e) Business Combinations

Under Hong Kong GAAP, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. Up to 31 December 2003, goodwill was capitalised and amortised over its estimated useful economic life, a period of no longer than 20 years. From 1 January 2004, with the early adoption of HKFRS 3, goodwill is not subject to amortisation but is tested for impairment annually, as well as when there are indicators of impairment. An identifiable intangible asset acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be classified as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives. The adjustments made to cost and accumulated amortization of intangible assets are HK$5,017 million and HK$1,739 million, respectively (2003 – HK$5,017 million and HK$1,416 million respectively).

(f) Impairment of Goodwill

Under Hong Kong GAAP, the Group will perform an impairment review on an annual basis, or when an event that might affect asset carrying value has occurred, to ensure its assets, including goodwill, are carried at no more than their recoverable amount. The recoverable amount of an asset is the higher of its net selling price and its value in use, based on present value calculations. The value in use test is performed for each cash-generating unit identified. A cash generating unit is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets. The cash generating unit can be a level or levels above the reporting unit, the reporting unit, or a level or levels below the reporting unit.

Under US GAAP, the Group performs an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is allocated to its assets and liabilities, including any unrecognised intangible assets. The remaining fair value for the reporting unit is the implied fair value of the goodwill. This implied fair value of goodwill is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the implied fair value of the goodwill is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value is less than its carrying value.

(g) Sale and leaseback transaction

In 1998, the Group entered into a sale and leaseback transaction for certain of its mobile telecommunication assets. Under Hong Kong GAAP, this transaction was accounted for as a defeased lease and, thus, the assets subject to the sale and leaseback arrangement have been accounted for as a financing lease and the related financial assets transferred to a third party in exchange for payment of liabilities have been removed from the balance sheet along with the related liabilities.

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. A portion of the underlying assets has been impaired during the year ended 31 December 2004. Accordingly, the impairment charge under US GAAP has been adjusted for the difference between the cost basis under Hong Kong GAAP and US GAAP. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, thus, the financial assets and related liabilities are included in the Group’s US GAAP balance sheet.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(h) Deferred financing fee

Under Hong Kong GAAP, finance costs incurred prior to 2000 relating to the arrangement of loan facilities were recorded as expenses at the inception of the arrangements.

Under US GAAP, these amounts are deferred and amortised over the term of the loan on a straight-line basis under which the amortised amount approximates the result obtained from the interest method.

(i) Derivatives

The principal financial risks arising from the Group’s activities are interest risk, currency risk and counterparty risk. The Group manages these risks by a variety of methods, including the use of a number of financial instruments. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading purposes.

Under Hong Kong GAAP, the Group does not separately record derivative financial instruments. Under US GAAP, the Group accounts for all its derivative financial instruments in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Derivative financial instruments are recorded as assets or liabilities and are measured at fair value. When available, quoted market prices are used in determining fair value; however, if quoted market prices are not available, the Group estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The Group uses swaps to reduce the effects of fluctuations in foreign currency exchange rates and interest rates. Changes in the fair value of instruments that are designated as cash flow hedges and that qualify for hedge accounting under the provisions of SFAS 133 are accumulated in equity as other comprehensive income (loss) and are recognised in earnings when the hedged transaction occurs. Gains or losses on non-qualifying derivatives are recognised in earnings immediately. Gains or losses on fair value hedges and on the underlying item being hedged are also recorded in earnings.

The Group did not meet the restrictive documentation, designation and effectiveness assessments required under SFAS 133 for its cross currency and interest rate swap contracts to qualify as hedge accounting. As a result, the changes in fair value of the currency and interest rate swap contracts are recognised in earnings as finance gains or losses.

The fair values of the derivative financial instruments have been recorded in the condensed consolidated balance sheet as other long-term liabilities.

The effects of the currency swap of Yen59.4 billion and US$27.5 million term loan in Baht and the currency and interest rate swap for the US$80 million term loan into Indian Rupees are HK$104 million gain and HK$12 million loss for the year ended 31 December 2004 respectively.

(j) Termination benefits

Under Hong Kong GAAP, termination benefits are recognised when there is a legal or constructive obligation to pay the benefits. Constructive obligation exists when a termination plan has been prepared and management has raised a valid expectation in those affected that the plan will be carried out by either starting to implement or announcing the plan.

US GAAP requires employers to recognise the obligation to provide post-employment benefits if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. However, termination benefits are only accounted when the termination plan has been communicated to employees.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(k) Onerous contracts

Under Hong Kong GAAP, the present obligation under a contract is recognised and measured as a provision if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Under US GAAP, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit should be recognised and measured at its fair value when the rights conveyed by the contract cease to be used.

(l) Deferred Income Tax

Hong Kong GAAP and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and US GAAP as described above.

(m) Capitalisation of loans net of related interest

Upon consummation of the Restructuring described in Note 1 to the accounts, US GAAP requires that the Restructuring be accounted for as if it had been consummated as of the beginning of the periods presented. This resulted in the share capital of the Group when reconciled to US GAAP being retroactively restated for the effect of the capitalisation of the long-term amounts due to related companies in exchange for the shares in the Company issued to HWL. Pursuant to the Restructuring, HK$20,869 million of the net amount due to related companies was capitalised on 22 September 2004 as share capital and share premium of the Company, which comprised of both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on the balance sheet under Hong Kong GAAP. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies for the periods presented. Thus, under US GAAP, the related interest expense prior to the date of capitalisation was debited against additional paid in capital. Under Hong Kong GAAP, this interest expense was included in the consolidated profit and loss account. Additionally, loss per share in accordance with SFAS 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for all periods presented.

Under Hong Kong GAAP, the Restructuring was accounted for as if it had been consummated as of the beginning of the periods presented, except for the capitalisation of the net long-term amounts due to related companies and the related interest expense were not reflected until the Restructuring occurred on 22 September 2004.

(n) Exchange translation adjustment

Hong Kong GAAP and US GAAP are substantially the same with respect to calculating the currency translation adjustment for the Group. The amounts included in the reconciliation show the effect on the shareholders’ equity of the differences between Hong Kong GAAP and US GAAP described above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Financial Statements and other US GAAP disclosures

Condensed Consolidated Balance Sheet

	2003	2004	2004
	HK$ millions	HK$ millions	US$ millions
Assets
Current assets	5,176	6,463	829
Long-term investments	4,114	4,254	545
Property, plant and equipment, net	17,730	20,326	2,606
Intangible assets and goodwill	6,333	5,388	691
Deferred tax assets	908	811	104
Other assets	3,860	4,495	576

Total assets	38,121	41,737	5,351

Liabilities and Shareholders’ Equity
Current liabilities	11,445	20,790	2,665
Long-term loans	7,485	3,638	466
Other long-term liabilities	5,302	3,815	489

Total liabilities	24,232	28,243	3,620

Minority interests	750	999	128

Shareholders’ Equity
Share capital (Authorised: 10,000,000,000 ordinary shares of HK$0.25 each, issued and fully paid: 4,500,000,000 ordinary shares)	1,125	1,125	144
Additional paid in capital	19,417	19,041	2,441
Retained deficits	(7,140)	(7,387)	(945)
Cumulative translation adjustment	(263)	(284)	(37)

Total shareholders’ equity	13,139	12,495	1,603

Total liabilities and shareholders’ equity	38,121	41,737	5,351

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Condensed Consolidated Income Statement

		2002		2003		2004		2004
		HK$ millions		HK$ millions		HK$ millions		US$ millions
Revenue		7,649		10,100		14,972		1,919
Operating expenses
Cost of inventories sold		533		547		1,400		179
Depreciation and amortisation		1,620		2,254		2,952		378
Staff costs		995		1,081		1,577		202
Other operating expenses		4,486		6,131		9,572		1,227

		7,634		10,013		15,501		1,986

Operating income (loss)		15		87		(529)		(67)
Interest income		63		56		24		3
Share of income from equity investees		314		591		753		97
Interest and other finance costs		(1,022)		(985)		(1,114)		(143)
Profit on partial disposal of subsidiary company		—		—		1,300		167

Net (loss) income before tax		(630)		(251)		434		57
Tax (expense) benefit		(165)		184		(516)		(66)
Minority interests		(49)		(291)		(165)		(21)

Net loss attributable to shareholders		(844)		(358)		(247)		(30)

Loss per share, basic and diluted	HK$	(0.19)	HK$	(0.08)	HK$	(0.05)	US$	(0.01)

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	2003	2004	2004
	HK$ millions	HK$ millions	US$ millions
Share capital	1,125	1,125	144
Additional paid in capital
Balance, beginning of year	16,969	19,417	2,489
Share issuance expenses	—	(414)	(53)
Capitalisation of related companies’ loans, net of interest	2,448	(108)	(14)
Waiver of loan from an intermediate holding company	—	146	19

Balance, end of year	19,417	19,041	2,441

Retained deficits
Balance, beginning of year	(6,782)	(7,140)	(915)
Net loss	(358)	(247)	(30)

Balance, end of year	(7,140)	(7,387)	(945)

Cumulative translation adjustment
Balance, beginning of year	(145)	(263)	(34)
Translation adjustment	(118)	(21)	(3)

Balance, end of year	(263)	(284)	(37)

Total shareholders’ equity	13,139	12,495	1,603

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Variable interest entities

The Group conducts its operations in India and Thailand through entities in which the Company does not have voting control or a majority of the direct equity interest. For the entities in India, in addition to its minority direct interest in each of the entities, the Group also has indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities. The Group has also established an entity to facilitate the sale and leaseback transaction described in Note (g) above. Under Hong Kong GAAP, these entities are included as subsidiary companies for the reasons described in Note 3A to the accounts. Under US GAAP, the Indian and Thai entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46 has been applied for all periods presented.

The following entities are variable interest entities in which the Group is the primary beneficiary:

	Total Assets as at 31 December 2003	Revenue for the year ended 31 December 2003	Total Assets as at 31 December 2004	Revenue for the year ended 31 December 2004
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hutchison CAT Wireless MultiMedia Limited	2,654	348	1,774	1,217
Operating entities in India	7,309	4,497	9,606	7,075
Telecom Investments India Private Limited	963	—	1,014	—
Usha Martin Telematics Limited	357	1	252	18
Pacific Leasing Limited	2,440	—	2,329	—

The following entities are variable interest entities in which the Group holds a variable interest, but is not the primary beneficiary:

	Hutchison Telecommunications Argentina S.A.
	2003	2004
	HK$ millions	HK$ millions
Balances and results as at and for the year ended 31 December
Total assets	181	161
Revenue	57	43
Loss attributable to shareholders	34	12
The Group’s maximum exposure to loss as a result of its involvement	549	549

Fair value of financial instruments

The carrying value of the Group’s financial assets including cash and cash equivalents, restricted assets, accounts receivable, other receivables, amounts due from affiliates and financial liabilities including trade accounts payable, other payables and accrued liabilities, current amounts due to affiliates, current portion of capital lease obligations, and current portions of debt approximate their fair values due to their short maturities.

The carrying value of the long term loans approximates their fair values due to their variable interest rates. The estimated fair value of the long term loans is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar terms.

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand. For entities in India, the put and call options are exercisable at anytime at fair value. For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Operating income (loss)

Results of income from equity investees and the HK$1,300 million gain on partial disposal of a subsidiary company are excluded from operating income under US GAAP while these are included in operating income under Hong Kong GAAP.

Comprehensive income

US GAAP requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognised gains and losses for the years ended 31 December 2003 and 2004 shown in the Consolidated Statements of Changes in Equity presented under Hong Kong GAAP and the Consolidated Statements of Changes in Equity presented under US GAAP, except for the differences between Hong Kong and US GAAP profit attributable to shareholders shown above.

Risk and Uncertainties

The relevant telecommunications governing authorities have retained the right, to a certain extent, to modify the terms and conditions of licence agreements at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. This includes the right to permit additional telecommunications operators to enter the telecommunications sector at any time the governing authorities see fit.

Further, the Group is exposed to the following types of market risk:

(i)	Credit risk

The carrying amount of accounts receivable included in the balance sheet represents the Group’s exposure to credit risk in relation to its financial assets. The Group’s receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible accounts receivable has been made.

(ii)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures, acquisitions, and working capital needs. The Group has entered into certain interest swap arrangements as described in Note 20 to the accounts.

(iii)	Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. The Group has entered into certain foreign currency swap instruments as described in Note 20 to the accounts to reduce its economic exposure to changes in the exchange rates related to debt obligations in Thailand and India. The Group also had non-HK$ denominated bank balances amounting to HK$719 million and HK$1,117 million as of 31 December 2003 and 2004 respectively. The Group has foreign currency denominated bank loans, the details of which are disclosed in Note 20 to the accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Pensions

The Group’s major pension plans are in Hong Kong and India as described in Note 23 to the accounts.

The Group’s subsidiary companies in Hong Kong participate in two employer plans, as established by HWL (multiemployer plans). The allocation to the annual pension cost to the companies and contributions to the plan have been determined on actuarial basis.

In addition, all employees of the subsidiary companies in India are entitled to receive benefits from a provident fund. The employee and the employer both make monthly contributions to the plan. The Group’s monthly contributions are expensed as incurred.

Loss per share

In accordance with SFAS No. 128, “Computation of Earnings per Share”, basic loss per share for the years ended 31 December 2002, 2003 and 2004 is based upon the net loss attributable to shareholders of HK$844 million, HK$358 million and HK$247 million, respectively, and the weighted average of 4.5 billion ordinary shares issued upon the Restructuring, as described in Note 1 to the accounts as if such shares had been outstanding for all periods presented.

The amount of diluted loss per share is equal to basic loss per share as there were no dilutive ordinary shares in existence for the periods presented.

Stock based compensation

Prior to the Group’s acquisition of an additional 16% of HGCH, HGCH issued stock options to certain of its employees. Under Hong Kong GAAP, the cost of stock options is recognised upon the date of exercising the stock options. US GAAP requires recognition of the cost of stock options awarded to employees over the period to which the employee’s service relates. The cost of benefits may be determined using either the intrinsic value method or a fair value method. The Group accounts for its employee share compensation using the intrinsic value method. The accounting for the stock options does not have any impact on the Group’s consolidated financial statements under the intrinsic value method. The fair value method results in pro forma loss per share equal to the reported loss per share.

Deferred Taxation

As of 31 December 2004, the Group had accumulated tax losses amounting to HK$10,626 million (2003 – HK$8,719 million) which may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong and overseas. The tax effect on the accumulated tax losses amounted to HK$2,125 million (2003 – HK$1,771 million).

The tax losses of the Hong Kong subsidiary companies can be carried forward indefinitely while the tax losses of subsidiary companies in overseas expire within periods ranging from 2005 to 2010 years. Realisation of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income.

At 31 December 2004, a valuation allowance of HK$1,436 million (2003 – HK$718 million) had been provided for against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that taxable income will not be sufficient in the foreseeable future to utilise the tax loss carry forwards.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

	2003	2004
	HK$ millions	HK$ millions
Net deferred tax assets :
Deferred tax liabilities	(46)	(148)
Deferred tax assets	1,628	2,280
Valuation allowance	(718)	(1,436)

Net deferred tax assets	864	696

Effect of Recent Pronouncements

US GAAP

SFAS 123(R)

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) which replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123R as of the first interim or annual reporting period that begins after 15 June 2005. The adoption of SFAS 123R is not expected to have a significant impact on the consolidated financial statements.SFAS 153

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets”, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, exchanges of nonmonetary assets, except for exchanges of nonmonetary assets that do not have commercial substance, should be measured based on the fair value of the assets exchanged. The provisions of this Statement shall be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15 June 2005. The Group is currently assessing the impact of the standard on the consolidated financial statements

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Hong Kong GAAP

The HKICPA has undertaken to converge by January 1, 2005 all Hong Kong Financial Reporting Standards, or HKFRSs, with International Financial Reporting Standards, or IFRSs, issued by the International Accounting Standards Board. As a result, the HKICPA has issued a number of new and revised HKFRSs, including Hong Kong Accounting Standards, or HKASs, HKAS Interpretations, or HKAS-INTS, and HKFRSs, which were aligned with the requirements of IFRSs in effect as at December 31, 2004 in all material respects and are effective for accounting periods beginning on or after January 1, 2005. As a consequence, the corresponding SSAPs and Interpretations are superseded effective January 1, 2005. The applicable HKFRSs required to be adopted by us for the year ending December 31, 2005 are set out below.

HKFRSs issued		Standards superseded
HKAS 1	Presentation of Financial Statements	SSAP 1	Presentation of financial statements
HKAS 2	Inventories	SSAP 22	Inventories
HKAS 7	Cash Flow Statements	SSAP 15	Cash flow statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors	SSAP 2	Net profit or loss for the period, fundamental errors and changes in accounting policies
HKAS 10	Events After the Balance Sheet Date	SSAP 9	Events after the balance sheet date
HKAS 11	Construction Contracts	SSAP 23	Construction contracts
HKAS 12	Income Taxes	SSAP 12	Income taxes
HKAS 14	Segment Reporting	SSAP 26	Segment reporting
HKAS 16	Property, Plant and Equipment	SSAP 17	Property, plant and equipment
HKAS 17	Leases	SSAP 14	Leases
HKAS 18	Revenue	SSAP 18	Revenue
HKAS 19	Employee Benefits	SSAP 34	Employee benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates	SSAP 11	Foreign currency translation
HKAS 23	Borrowing Costs	SSAP 19	Borrowing costs
HKAS 24	Related Party Disclosures	SSAP 20	Related party disclosures
HKAS 27	Consolidated and Separate Financial Statements	SSAP 32	Consolidated financial statements and accounting for investments in subsidiaries
HKAS 28	Investment in Associates	SSAP 10	Accounting for investments in associates
HKAS 31	Interests in Joint Ventures	SSAP 21	Accounting for interests in joint ventures
HKAS 32	Financial Instruments: Disclosure and Presentation	SSAP 24	Accounting for investments in securities
HKAS 33	Earnings Per Share	SSAP 5	Earnings per share
HKAS 36	Impairment of Assets	SSAP 31	Impairment of assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets	SSAP 28	Provisions, contingent liabilities and contingent assets
HKAS 38	Intangible Assets	SSAP 29	Intangible assets
HKAS 39	Financial Instruments: Recognition and Measurement	SSAP 24	Accounting for investments in securities
HKAS 40	Investment Property	SSAP 13	Accounting for investment properties
HKFRS 2	Share-based Payment	–
HKFRS 3	Business Combinations	SSAP 30	Business combinations
HKFRS 4	Insurance contracts	–
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations	SSAP 33	Discontinuing operations

With effect from January 1, 2004, we have early adopted HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. We have not early adopted the other HKASs except for those mentioned above. We are currently assessing the potential impact that the adoption of the other HKASs on January 1, 2005 may have on our financial statements presented in accordance with Hong Kong GAAP.

HKFRS 2 prescribes the recognition principles and fair value measurements basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as at January 1, 2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005.

HKFRS 3 requires that all business combinations within the scope of HKFRS 3 must be accounted for using the purchase method. Costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be measured initially at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Negative goodwill should be credited to the income statements immediately.

With effect from January 1, 2004, we have early adopted HKFRS 3 “Business Combinations”. We are currently assessing the potential impact that the adoption of HKFRS 2 may have on our financial statements presented in accordance with HK GAAP.

We consider that there will be no significant impact on the adoption of HKFRS 4 and HKFRS 5 on our financial statements presented in accordance with HK GAAP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 7, 2005, except Note 15 for which the date is April 20, 2005	Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2004	2004
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,774	4,611	1,070
Accounts receivable (note 13):
Trade	482,141	625,220	145,130
Other	56,543	70,158	16,286
Inventories	102,861	101,656	23,597
Deferred income taxes (note 10)	220,000	255,503	59,309

T o t a l current assets	865,319	1,057,148	245,392

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 13)	13,906	96,687	22,444
Funds in respect of employee rights upon retirement (note 7)	58,724	69,128	16,046

	72,630	165,815	38,490

FIXED ASSETS, net of accumulated depreciation and amortization (note 3)	1,694,584	1,843,182	427,851

LICENSE AND DEFERRED CHARGES, net of accumulated amortization (note 4)	1,325,948	1,325,592	307,705

DEFERRED INCOME TAXES (note 10)	413,752	94,442	21,922

T o t a l assets	4,372,233	4,486,179	1,041,360

Date of approval of the financial statements: February 7, 2005

Amikam Cohen Chief Executive Officer	Alan Gelman Chief Financial Officer	Ben-Zion Zilberfarb Director

	December 31
	2003	2004	2004
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans (note 5)	119,853
Accounts payable and accruals:
Trade	387,818	552,377	128,221
Other (note 13)	252,585	307,364	71,347

T o t a l current liabilities	760,256	859,741	199,568

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	1,687,215	1,185,088	275,090
Notes payable (note 6)	766,325	753,900	175,000
Liability for employee rights upon retirement (note 7)	76,506	92,808	21,543
Asset retirement obligations (note 13)	6,367	7,567	1,757

T o t a l long-term liabilities	2,536,413	2,039,363	473,390

COMMITMENTS AND CONTINGENCIES (note 8)

T o t a l liabilities	3,296,669	2,899,104	672,958

SHAREHOLDERS’ EQUITY (note 9):
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2003 and 2004 - 235,000,000 shares; issued and outstanding - December 31, 2003 - 182,695,574 shares and December 31, 2004 - 184,037,221 shares issued	1,827	1,840	427
Less - receivables in respect of shares	(4,374)	(2,260)	(525)
Capital surplus	2,303,055	2,362,027	548,289
Deferred compensation	(2,509)	(23,650)	(5,490)
Accumulated deficit	(1,222,435)	(750,882)	(174,299)

T o t a l shareholders’ equity	1,075,564	1,587,075	368,402

	4,372,233	4,486,179	1,041,360

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)
REVENUES - net:
Services	3,766,584	4,117,887	4,615,781	1,071,444
Equipment	287,979	349,832	524,956	121,856

	4,054,563	4,467,719	5,140,737	1,193,300
COST OF REVENUES:
Services	2,499,534	2,586,707	2,885,077	669,702
Equipment	569,924	549,749	729,937	169,438

	3,069,458	3,136,456	3,615,014	839,140

GROSS PROFIT	985,105	1,331,263	1,525,723	354,160
SELLING AND MARKETING EXPENSES	308,079	314,008	325,244	75,498
GENERAL AND ADMINISTRATIVE EXPENSES	143,594	162,387	181,133	42,045

OPERATING PROFIT	533,432	854,868	1,019,346	236,617
FINANCIAL EXPENSES, net (note 13)	445,180	321,710	260,545	60,479
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES (note 2)	4,054	3,530

INCOME BEFORE TAX	84,198	529,628	758,801	176,138
TAX BENEFIT (TAX EXPENSES) (note 10)		633,022	(287,248)	(66,678)

NET INCOME FOR THE YEAR	84,198	1,162,650	471,553	109,460

EARNINGS PER SHARE (“EPS”):
Basic	0.47	6.39	2.57	0.60

Diluted	0.46	6.34	2.56	0.60

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	179,984,090	181,930,803	183,389,383	183,389,383

Diluted	183,069,394	183,243,157	184,108,917	184,108,917

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CAPITAL DEFICIANCIES)

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
		( I n t h o u s a n d s )
New Israeli Shekels:
BALANCE AT DECEMBER 31, 2001	178,924,585	1,789		2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2002:
Exercise of options granted to employees	2,670,637	27		4,210			4,237
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(9,020)	17,977		8,957
Net income						84,198	84,198

BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise of options granted to employees				730			730
Deferred compensation related to employee stock option grants				2,666	(2,666)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671			25,798
Income tax benefit in respect of exercise of options granted to employees				3,440			3,440
Deferred compensation related to employee stock option grants				32,560	(32,560)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(699)	11,419		10,720
Net income						471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2004	182,695,574	424	(1,015)	534,600	(582)	(283,759)	249,668
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	3	490	5,495			5,988
Income tax benefit in respect of exercise of options granted to employees				798			798
Deferred compensation related to employee stock option grants				7,558	(7,558)
Amortization of deferred compensation related to employee stock option grants net of deferred compensation with respect to stock options forfeited				(162)	2,650		2,488
Net income						109,460	109,460

BALANCE AT DECEMBER 31, 2004	184,037,221	427	(525)	548,289	(5,490)	(174,299)	368,402

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	84,198	1,162,650	471,553	109,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	516,199	536,871	558,222	129,578
Loss on impairment of investments in non-marketable securities	4,054	3,530
Amortization of deferred compensation related to employee stock option grants, net	8,957	5,177	10,720	2,488
Liability for employee rights upon retirement	18,632	15,540	16,302	3,784
Deferred income taxes		(633,752)	283,807	65,879
Income tax benefit in respect of exercise of options granted to employees		730	3,440	798
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	91,027	(67,438)	(10,258)	(2,381)
Erosion of (accrued interest and exchange differences on) security deposit	(6,925)	8,877
Amount carried to deferred charges	(3,805)
Capital loss (gain) on sale of fixed assets	839	(7,829)	(391)	(91)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(56,638)	22,721	(225,860)	(52,428)
Other	(8,056)	(5,557)	(13,615)	(3,160)
Increase (decrease) in accounts payable and accruals:
Trade	31,909	(93,444)	135,600	31,476
Other	14,796	47,541	41,613	9,659
Increase in asset retirement obligations		1,228	464	108
Decrease (increase) in inventories	(12,996)	34,647	1,205	280

Net cash provided by operating activities	682,191	1,031,492	1,272,802	295,450

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(599,769)	(350,344)	(609,795)	(141,549)
Proceeds from sale of fixed assets	5,737	12,309	552	128
Withdrawal of security deposit		98,917
Purchase of additional spectrum	(207,635)	(121,388)	(53,969)	(12,528)
Funds in respect of employee rights upon retirement	(14,301)	(16,263)	(10,404)	(2,415)

Net cash used in investing activities	(815,968)	(376,769)	(673,616)	(156,364)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	4,237	3,391	25,798	5,988
Long-term bank loans received	1,349,326	240,000
Repayment of long-term bank loans	(1,223,698)	(895,700)	(624,147)	(144,880)

Net cash provided by (used in) financing activities	129,865	(652,309)	(598,349)	(138,892)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,912)	2,414	837	194
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,272	1,360	3,774	876

CASH AND CASH EQUIVALENTS AT END OF YEAR	1,360	3,774	4,611	1,070

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year:
Interest	323,841	287,629	179,205	41,598

Advances to income tax authorities	5,207	3,750	4,900	1,137

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2002, 2003 and 2004, trade payables include NIS 117,406,000, NIS 65,681,000 and NIS 81,795,000 ($ 18,987,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2003 and 2004 trade payables include NIS 7.2 million and NIS 13.8 million ($3.2 million) in respect of acquisition of additional spectrum, respectively, and at December 31, 2003 and 2004, shareholders’ equity include NIS 4.4 million and NIS 2.3 million ($0.5 million) receivable in respect of shares issued, respectively. These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel. The Company launched its 3G network on December 1, 2004.

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and further extended the license through 2022. As to the change in estimate of the useful life of the license see note f(1) below.

In consideration for the above additional spectrum the Company paid NIS 180 million ($41 million) for the 2G spectrum, and is committed to pay NIS 220 million ($51 million) for the 3G spectrum in six installments through 2006, of which approximately NIS 165 million (approximately $38 million) was paid as of December 31, 2004.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2004 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2004 ($1 = NIS 4.308). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out” basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non - marketable securities

These investments are stated at cost, less provision for impairment losses, see note 2.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

During 2004, costs incurred relating to the 3G network, prior to the launch of the network, in the amount of NIS 23.4 million ($5.4 million) were capitalized.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%
Communications network*	10 - 20
(mainly 15)

Computers, hardware and software for information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

*	As of December 31, 2004, the Company invested approximately NIS 370 million ($ 86 million) in the 3G network. Depreciation of the costs relating to the 3G network commenced as of December 1, 2004.

The Company terminated the lease agreement for one of its headquarter buildings in March 2003, in favor of a new building (see note 8a(2)b) and abandoned part of its leasehold improvements. Following the decision to abandon the leasehold improvements, in October 2002, the un-amortized balance of the existing leasehold improvements was amortized on a straight-line basis as of October 1, 2002 – over the period of 6 months ending March 31, 2003.

5)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, “ Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002 – over the period ending in 2017; as of April 1, 2002 – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the years 2002, 2003 and 2004 – NIS 7 million, NIS 10 million and NIS 8 million ($ 2 million) interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate determined for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003. The adoption had no impact on its financial position and results of operations. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenues, when earned.

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2002, 2003 and 2004 totaled NIS 17,752,000, NIS 15,601,000 and NIS 21,256,000 ($ 4,934,000) (see note 13a), respectively.

The cash and cash equivalents as of December 31, 2004 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During the reported periods, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2002, 2003 and 2004, the Company factored NIS 209,568,000, NIS 295,827,000 and NIS 331,611,000 ($76,976,000), respectively, from long-term trade receivables.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Handsets warranty obligations

The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold, see note 13c.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 totaled NIS 96,061,000, NIS 99,061,000 and NIS 115,909,000 ($ 26,906,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 10d). Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 12).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

r.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see t. below. Compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2002, 2003 and 2004 is NIS 16.68, NIS 26.96 and NIS 18.98 ($4.41), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 69%, 62% and 55%, respectively; risk-free interest rate in NIS terms: 2002 – 7.7%, 2003-4.5%, 2004 – 4%; weighted expected life: the 1998 plan – 2002 – 9 years; the 2000 plan – 9 years; the 2004 plan – 5 years.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands, except per share data
Net income, as reported	84,198	1,162,650	471,553	109,460
Add: stock based employee compensation expense-net, included in reported net income (2003 and 2004-net of income taxes)	8,957	3,313	10,122	2,350
Deduct: stock based employee compensation expense-net, determined under fair value method for all awards (2003 and 2004 -net of income taxes)	(30,029)	(12,225)	(29,879)	(6,936)

Pro-forma net income	63,126	1,153,738	451,796	104,874

Earning per share:
Basic - as reported	0.47	6.39	2.57	0.60

Basic - pro forma	0.35	6.34	2.46	0.57

Diluted - as reported	0.46	6.34	2.56	0.60

Diluted - pro-forma	0.34	6.31	2.46	0.57

s.	Asset retirement obligations

The Company has adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13d.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated. The impact of this statement on the Company in 2005 will not be material. The impact in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4”(FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

NOTE 2 – INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter – the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the financial position of the companies, management is of the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2004 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million (2002 – approximately NIS 4.1 million), in respect of the above investments. As of December 31, 2003 and 2004, the balance of these investments was fully impaired.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Communications network	2,553,982	3,059,305	710,145
Computers, hardware and software for information systems	548,700	607,283	140,966
Office furniture and equipment	35,934	37,069	8,605
Vehicles	2,697	2,121	492
Leasehold improvements	146,431	194,417	45,129
Cellular telephones - base stock	6,309	6,309	1,465

	3,294,053	3,906,504	906,802
Communications network - construction in progress (see note 1a(2))	11,507

	3,305,560	3,906,504	906,802
Less - accumulated depreciation and amortization	1,610,976	2,063,322	478,951

	1,694,584	1,843,182	427,851

Depreciation and amortization in respect of fixed assets totaled NIS 446,970,000, NIS 469,205,000 and NIS 482,390,000 ($111,976,000) for the years ended December 31, 2002, 2003 and 2004, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Communications network	73,575	96,939	22,502
Computers, hardware and software for information systems	15,566	15,920	3,695

	89,141	112,859	26,197
L e s s - accumulated depreciation	63,775	75,597	17,548

Depreciated balance	25,366	37,262	8,649

c.	As to pledges on the fixed assets – see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LICENSE AND DEFERRED CHARGES:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
License (note 1a(2))	*1,916,980	1,992,455	462,501
Less - accumulated amortization	629,893	693,823	161,054

	1,287,087	1,298,632	301,447

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	55,996	12,998
Notes payable	22,017	22,017	5,111

	78,013	78,013	18,109
Less - accumulated amortization	39,152	51,053	11,851

	38,861	26,960	6,258

	1,325,948	1,325,592	307,705

*	As of December 31, 2003 NIS 153,773,000 in respect of 3G band spectrum were not amortized, see also note 1f(1).

License amortization expenses for the years ended December 31, 2002, 2003 and 2004 totaled NIS 62,042,000, NIS 58,408,000 and NIS 63,931,000 ($ 14,840,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2002, 2003 and 2004 totaled NIS 7,187,000 NIS 9,258,000 and NIS 11,901,000 ($ 2,762,000), respectively.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands
Year ended December 31:
2005	76,018	17,646
2006	76,018	17,646
2007	76,018	17,646
2008	76,018	17,646
2009	76,018	17,646

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS

In December 2002, the Company entered into an Amending Agreement in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd., Mercantile Discount Bank Ltd. and Citibank N.A., which amends the bank facility agreement dated August 1998 between the Company and the above mentioned banks, as amended from time to time.

The amended facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term NIS loan facility of $150 million (“Facility C”).

Facility A was available to be drawn through March 31, 2003, from the said amount; $ 383 million have been drawn. On July 28, 2004, the Board of Directors of the Company approved the permanent reduction of the long-term bank facility A by an aggregate of $100 million. The amount drawn from facility A is to be repaid in quarterly installments with a final maturity of June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. During 2004, the Facility was reduced by $10 million. Facility C was available to be drawn through December 31, 2004. The facility was not utilized and expired at the end of the availability period.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2004 is as follows:

	The total facility	Amounts drawn	Amounts available for drawing
	Dollars in millions
Facility A	283	266	17
Facility B	140	2	138

	423	*268	155

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31, 2004	December 31
		2003	2004	2004
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands
In NIS - linked to the Israeli consumer price index (CPI) (1)	5.82	364,268	358,088	83,122
In NIS - unlinked (2)	4.75	1,442,800	827,000	191,968

		1,807,068	1,185,088	*275,090
Less - current maturities		119,853

		1,687,215	1,185,088	*275,090

(1)	Linkage terms apply both to principal and interest.
(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.
*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced to 0.45% on fulfillment of some terms specified in the agreement.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

	Dollars in millions
	A	B	Total
December 2005	266	140	406
2006	172	140	312
2007	62	140	202
June 30, 2008	0	0	0

f.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6 – NOTES PAYABLE

On August 10, 2000, the Company completed an offering of $ 175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $ 170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

The Notes bear dollar interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem 100% of the aggregate principal amount of the Notes beginning August 15, 2005, at the following redemption price:

Redemption price
August 15:
2005	106.500%
2006	104.333%
2007	102.167%
2008 and thereafter	100.000%

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – NOTES PAYABLE (continued)

On December 31, 2004, the Notes closing price was 113.25 points.

Commission fees and offering expenses in respect of the Notes totaled approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 24 million, NIS 20 million and NIS 27 million (approximately $ 6 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 21 million ($ 4.9 million) in respect of severance pay in 2005.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees how will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of income of the Company from the granting of Bezeq services under the license – including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002, 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). As mentioned in note 1a(4), the rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.

The royalty expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 117,281,000, NIS 119,387,000 and NIS 120,131,000 ($ 27,886,000), respectively, and are included under “cost of services revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI.

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2004) for the next five years, at rates in effect at December 31, 2004, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s
Year ended December 31:
2005	145,392	33,749
2006	87,101	20,218
2007	40,877	9,489
2008	28,624	6,644
2009	22,459	5,213
2010 and thereafter	50,178	11,648

	374,631	86,961

f)	The rental expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 113 million, NIS 163 million, and NIS 176 million ($ 41 million), respectively.

3)	At December 31, 2004, the Company is committed to acquire fixed assets (including the first phase of the Nortel agreement), as described above, for approximately NIS 141 million (approximately $ 33 million).

4)	At December 31, 2004, the Company is committed to acquire handsets for approximately NIS 128 million (approximately $ 30 million).

5)	As to the Company’s commitment to pay NIS 69 million (approximately $ 16 million) regarding the award of the new spectrum, see note 1a

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 14c.

b.	Contingencies:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, the Company has submitted its response to the certification motion.

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

2)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

3)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

4)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The Company has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

5)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

6)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

On August 9, 2004, the appeal was dismissed due to lack of jurisdiction. As a result of the dismissal of the appeal the Company has recognized as financial income an amount of NIS 19.5 million, which after tax resulted in an increase of the Company’s net income of NIS 12.5 million.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2004, the closing price per ADR on the Nasdaq – NM was $8.59; the Company’s shares were quoted on that date on the LSE at GBP4.35 ($8.39), and on the TASE at NIS 36.98 ($8.58).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2004 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 3,945,193 options have been exercised and 597,141 options have been forfeited (options forfeited were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2004 – 195,751 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2004 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 1,198,678 options have been exercised, 1,382,833 options were forfeited and 74,000 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2004 – 191,570 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options, under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. As of December 31, 2004 –224,930 options of the 2003 amended Plan remain ungranted.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2004 – 5,095,500 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 5,000 options have been exercised. As of December 31, 2004 – 679,500 options of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in exchange, the Company will defer the deduction of such taxable income as an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have joined the agreement, and relate to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2002, 2003 and 2004 and the changes therein during the years ended on those dates:

	Year ended December 31
	2002		2003		2004
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS
Balance outstanding at beginning of year	8,962,235	12.746	6,611,110	18.001	5,340,970	19.945
Changes during the year:
Granted**	768,000	20.976	195,000	20.450	5,095,500	26.740
Exercised	(2,670,637)	1.591	(1,100,352)	7.057	(1,341,647)	17.670
Forfeited	(448,488)	16.747	(304,538)	23.025	(169,768)	21.855
Expired			(60,250)	26.284	(13,750)	27.350

Balance outstanding at end of year	6,611,110	18.001	5,340,970	19.945	8,911,305	24.117

Options exercisable at end of year	2,728,806	17.740	3,504,914	19.351	3,424,675	21.285

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.
**	2002 – at market value, 2003 and 2004 – below market value.

The following table summarizes information about options outstanding at December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
NIS		Years	NIS		NIS
1.478	636,608	1.7	1.478	604,155	1.478
17.25-22.23	1,294,208	6.3	20.22	693,031	20.14
26.74	5,090,500	9.9	26.74	237,500	26.74
27.35	1,889,989	4.8	27.35	1,889,989	27.35

1.478 - 27.35	8,911,305	7.7		3,424,675	21.29

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5f.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its subsidiary is taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the Amendment is included in the financial statements for the year 2004, resulting in an increase in the Company’s deferred income tax expenses, by NIS 34.5 million.

c.	Losses carried forward to future years

At December 31, 2004, the Group had carryforward losses of approximately NIS 712 million (approximately $ 165 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2003 and 2004, are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
In respect of carryforward tax losses (see c. above)	508,916	239,894	55,685
Subscriber acquisition costs	47,766	39,976	9,279
Allowance for doubtful accounts	27,826	28,595	6,638
Provisions for employee rights	14,011	15,297	3,551
Depreciable fixed assets	(45,048)	(31,053)	(7,208)
Amortized license	66,149	52,619	12,214
Options granted to employees	17,051	9,614	2,232
Other	5,636	697	162

	642,307	355,639	82,553
Valuation allowance - in respect of carryforward tax losses and deductions that may not be utilized	(8,555)	(5,694)	(1,322)

	633,752	349,945	81,231

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The changes in the valuation allowance for the years ended December 31, 2002, 2003, and 2004, are as follows:

	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Balance at beginning of year	745,703	823,072	8,555	1,986
Utilization during the year	(30,410)	(161,541)	(2,107)	(489)
Change during the year	107,779	(652,976)	(754)	(175)

Balance at end of year	823,072	8,555	5,694	1,322

The Company analyzes its deferred tax asset with regard to potential realization. The Company’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

As of December 31, 2002, the Company had carryforward tax losses of approximately NIS 2,000 million and timing differences of approximately NIS 300 million. The Company did not have a substantial record of utilization of the carryforward tax losses (the Company had its first net income during 2002), and the Company had not been assessed for tax purposes since incorporation. Consequently, management’s assessment was, that a full valuation allowance should be established.

Based on the methodology described above, the Company’s updated estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of the carryforward tax losses, the Company concluded that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately NIS 653 million was reversed during 2003.

The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

During 2003 and 2004, the Company utilized NIS approximately 450 million and approximately NIS 700 million ($ 162 million) of its carryforward tax losses, respectively.

As of December 31, 2004, the Company would require approximately NIS 705 million of future taxable income in order to fully realize the carryforward tax losses assets.

A full valuation allowance was provided in respect of the wholly-owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (cont.):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Income before taxes on income, as reported in the income statements	84,198	529,628	758,801	176,138

Theoretical tax expense	30,312	190,666	265,580	61,648
Increase in taxes resulting from adjustment to deferred tax balances due to changes in tax rates, see b above			34,521	8,013
Difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net			(10,124)	(2,350)
Decrease in taxes in respect of valuation allowance reversal		(652,976)
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created in previous years	(30,410)	(161,541)	(2,107)	(489)
Other	98	(9,171)	(622)	(144)

Taxes on income for the reported year	-,-	(633,022)	287,248	66,678

f.	Tax assessments:

1) The Company has received final assessment through the year ended December 31, 2001.

2) The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2004, balances of liabilities of the Company in the amount of NIS 1,185 million ($ 275 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement not to register any further charges on its assets, with certain exceptions (see note 5).

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2004
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands
NIS:
Assets	1,081	23,109	758,238

Liabilities	912,044	359,865	1,493,793

Convenience translation into dollars:
Assets	251	5,364	176,007

Liabilities	211,709	83,534	346,749

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*
At December 31:
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
Increase (decrease) during the year:
2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipate payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2003 and 2004 are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	(In millions)
Currency options purchased - for the exchange of dollars into NIS	88

Currency options written - for the exchange of dollars into NIS	44

Forward transactions for the exchange of dollars into NIS	568	*1,094	*254

Embedded derivatives - dollars into NIS	209	132	31

*	On August 2004, the Company entered into a forward transaction that hedges the Notes payable principal ($ 175 million) until August 2005.

The derivatives financial instruments are for a period of up to one year. As of December 31, 2004, the remaining contractual lives are for periods up to one year.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2004 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2004, is a liability of approximately NIS 55.3 million (approximately $12.8 million) (December 31, 2003 – approximately NIS 11.5 million).

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(3,183)	(16,968)	(3,939)

(b) Allowance for doubtful accounts	(77,295)	(86,651)	(20,114)

*	Long-term trade receivables (including current maturities) as of December 31, 2003 and 2004 in the amount of NIS 26,275,000 and NIS 184,706,000 ($ 42,875,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (5% – 5.9%) (2003 – 6.3% - 10%).

2)	Other:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Government institutions	19,396	24,183	5,614
Prepaid expenses	17,603	14,248	3,307
Sundry	19,544	31,727	7,365

	56,543	70,158	16,286

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Accounts payable and accruals – other:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Employees and employee institutions	86,130	87,537	20,320
Provision for vacation and recreation pay	21,138	22,844	5,303
Government institutions	38,235	45,830	10,638
Income received in advance	44,601	53,019	12,307
Accrued interest on long-term liabilities	45,156	39,553	9,181
Derivative instruments	11,546	55,331	12,844
Handsets warranty	2,053	1,734	402
Sundry	3,726	1,516	352

	252,585	307,364	71,347

c.	Provision for warranty - the changes in the provision for warranty for the years ended December 31, 2002, 2003, and 2004, are as follows:

	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Balance at beginning of year		2,589	2,053	477
Product warranties issued for new sales	2,589	4,215	2,943	683
Changes in accrual in respect of pre-existing warranties		(4,751)	(3,262)	(757)

Balance at end of year	2,589	2,053	1,734	403

d.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2004 and 2003, are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Balance at January 1,	4,665	6,367	1,478
Liability incurred during the year	626	833	194
Liability settled during the year	(341)	(271)	(63)
Accretion expenses	296	638	148
Revision in the estimates during the year	1,121

Balance at December 31,	6,367	7,567	1,757

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial expenses, net:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Financial income	(5,052)	(1,952)	(3,521)	(817)
Financial expenses	350,377	320,771	203,115	47,148
Derivative instruments	(8,302)	59,580	63,356	14,707
Exchange rate differences	69,797	(59,168)	(8,978)	(2,084)
CPI Linkage differences	35,723	(4,554)	2,285	530
Factoring costs	9,614	17,111	17,459	4,052
Less - capitalized interest	(6,977)	(10,078)	(13,171)	(3,057)

	445,180	321,710	260,545	60,479

f.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Net income used for the computation of basic and diluted EPS (in thousands)	84,198	1,162,650	471,553	109,460

Weighted average number of shares used in computation of basic EPS	179,984,090	181,930,803	183,389,383	183,389,383
A d d - net additional shares from assumed Exercise of employee stock options	3,085,304	1,312,354	725,534	725,534

Weighted average number of shares used in computation of diluted EPS	183,069,394	183,243,157	184,108,917	184,108,917

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	I n t h o u s a n d s
Purchase of fixed assets from related party			4,678	1,086

Acquisition of handsets from related parties	185,237	203,675	380,721	88,375

Financial expenses, mainly in respect of the Facility agreement, net	81,212	67,906	55,048	12,778

Selling commissions and maintenance expenses	20,624	7,458	4,116	955

b.	Balances with related parties: December 31

	2003	2004	2004
	NIS		Convenience translation into dollars
	I n t h o u s a n d s
Cash and cash equivalents	1,855	4,136	960

Current liabilities	19,066	15,314	3,555

Long-term liabilities	491,987	316,166	73,390

c.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -”the Hutchison group”). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2004, the Company had given notice of its participation in 6 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SUBSEQUENT EVENTS:

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering (received on April 3, 2005) are approximately NIS 1,927 million (approximately $442 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets.

Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility will be approximately $275 million.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital.

The price per share at which these shares were acquired was NIS 32.2216 per share.