Form 20-F/A
period 2004-12-31
Hutchison Telecommunications International LTD
filed 2005-08-01
CIK 1293257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

We filed our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”) with the Securities and Exchange Commission on June 24, 2005.

This Amendment No. 1 to our Form 20-F (this “Amendment”) is filed to include a cross reference to a section of our website that provides a summary disclosing the significant ways in which our corporate governance practices, as a foreign private issuer, differ from those followed by U.S. domestic companies under the listing standards of the New York Stock Exchange.

Other than the foregoing, no part of our Form 20-F filed on June 24, 2005, is being amended, and no part of the Form 20-F or of Item 10 as re-filed pursuant to this Amendment speaks as of any date subsequent to June 24, 2005.

Accordingly, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, we hereby amend Item 10 of our Form 20-F in its entirety and replace it with the following:

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

A summary of the significant ways in which our corporate governance practices, as a foreign private issuer, differ from those followed by U.S. domestic companies under the listing standards of the New York Stock Exchange, is set forth in the Corporate Governance section of our website at www.htil.com.

I. Subsidiary Information

Not Applicable

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 31, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim L. Pennington
Name:	Tim L. Pennington
Title:	Executive Director and Chief Financial Officer