Form 20-F
period 2005-12-31
Hutchison Telecommunications International LTD
filed 2006-06-29
CIK 1293257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

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

Ordinary Shares, nominal value HK$0.25 each	4,752,546,209

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act of 1934. (Check one): Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual or transition report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

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

Unless indicated otherwise, the financial information in this annual report has been prepared in accordance with accounting principles generally accepted in Hong Kong, or Hong Kong GAAP, and is presented in Hong Kong dollars. Hong Kong GAAP differs in some material respects from United States generally accepted accounting principles, or US GAAP. For a discussion of these differences and a reconciliation of net income and shareholders’ equity to US GAAP, see “Operating and Financial Review and Prospects” below and note 39 to our consolidated accounts.

•	references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong;

•	references to “Indian Rupee” or “INR” are to the currency of India;

•	references to “Indonesian Rupiah” or “IDR” are to the currency of Indonesia;

•	references to “Japanese Yen” or “JPY” are to the currency of Japan;

•	references to “MR” are to the currency of Malaysia;

•	references to “New Israeli Shekel” or “NIS” are to the currency of Israel;

•	references to “RMB” are to the currency of The People’s Republic of China;

•	references to “SGD” are to the currency of Singapore;

•	references to “Thai Baht” or “THB” are to the currency of Thailand; and

•	references to “U.S. dollars,” “USD” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on December 30, 2005, which was HK$7.7533 = US$1.00. In addition, this annual report contains translations of Indian Rupees, New Israeli Shekels, Indonesian Rupiah and Thai Baht into Hong Kong dollars at the rates of INR1.00 = HK$0.1717, NIS1.00 = HK$1.6900, IDR1.00 = HK$0.00079 and THB1.00 = HK$0.1894, respectively. This does not mean that the currencies have been or could be converted at any of these rates.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements within Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We use words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Key Information—Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our business strategy;

•	uncertainties about the degree of growth in the number of consumers in the markets in which we operate using mobile personal communications services and the growth in the population in those areas;

•	the risks associated with the implementation of new networks, including risks relating to the operation of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate, which may cause prices charged to decline, increase movement of customers among providers of mobile telecommunications services, known as churn, or change our customer mix, profitability or average revenue per user;

•	other factors or trends affecting the telecommunications industry generally and our financial condition in particular; and

•	the effects of the higher degree of regulation in the markets in which we operate.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or the impact on our financial condition and results of operations could differ materially from those that have been estimated.

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

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data about our company. We have derived the consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 from our audited consolidated accounts included in this annual report on Form 20-F. The summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, these consolidated accounts, including the related notes. These accounts have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm. We have derived the consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 from our audited consolidated accounts as restated, where applicable, which are not included in this annual report.

You should read the following summary consolidated financial data in conjunction with the rest of this annual report, including our consolidated accounts and the related notes and the more detailed information contained in “Operating and Financial Review and Prospects.” For a description of the basis of presentation of these accounts, see note 2 to our accounts and “Operating and Financial Review and Prospects—Basis of Preparation of Accounts.”

During 2005, we changed certain accounting policies following our adoption of new or revised Hong Kong Financial Reporting Standards, or HKFRS, and Hong Kong Accounting Standards issued by the Hong Kong Institute of Certified Public Accountants, or HKAS, which are effective for accounting periods commencing on or after January 1, 2005. We refer to HKAS and HKFRS collectively as HKFRS. The adoption of HKFRS is in accordance with the Hong Kong Institute of Certified Public Accountants’ policy objective of full convergence with International Financial Reporting Standards and interpretations established by the International Accounting Standards Board.

The adoption of the new HKFRS from January 1, 2005 resulted in a decrease in our opening reserves as of January 1, 2005 by HK$437 million (US$56.4 million). The adoption also increased the loss attributable to equity holders of the company by HK$154 million (US$19.9 million) for the year ended December 31, 2005 and by HK$102 million for the year ended December 31, 2004. Our HKFRS accounts for the years ended December 31, 2003 and 2004 have been restated to conform with HKFRS. The impact of HKFRS is detailed in note 2(a) to our accounts.

Our consolidated accounts have been prepared in accordance with HKFRS, which differ in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net loss attributable to shareholders and shareholders’ funds to US GAAP, see note 39 to our accounts.

Certain items in our accounts prepared in accordance with US GAAP for the years ended December 31, 2003 and 2004 have been restated. As a result of the adjustments, our net loss for the year ended December 31, 2003 decreased from HK$358 million to HK$330 million, and our net loss for the year ended December 31, 2004 decreased from HK$247 million to HK$232 million. Shareholders’ equity as of December 31, 2003 and 2004 increased slightly, and adjustments were made in our balance sheet as of December 31, 2003 and 2004, including increases in intangible assets and goodwill. The effect of these adjustments is described in further detail in note 39 to our accounts.

We completed a restructuring of our company in September 2004, which is described in “Information on the Company—History and Development of the Company—The Restructuring” and elsewhere in this annual report. Under Hong Kong GAAP, the restructuring was accounted for as if it had been consummated as of the beginning of the years presented, except that the capitalization of net long-term amount due to related companies and related interest expenses were not reflected until the restructuring occurred on September 22, 2004.

Under US GAAP, the restructuring was accounted for as if it had been consummated as of the beginning of the years presented. This resulted in our share capital when reconciled to US GAAP being retroactively restated for the effect of the capitalization of the long-term amounts due to related companies in exchange for our ordinary shares issued to members of the Hutchison Whampoa Limited group of companies. Pursuant to the restructuring, HK$20,869 million of the net amount due to related companies was capitalized on September 22, 2004 as share capital and share premium of our company, which comprised both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on our balance sheet under Hong Kong GAAP. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies for the years presented. Thus, under US GAAP, the related interest expense prior to the date of capitalization was debited against additional paid in capital. Under Hong Kong GAAP, this interest expense was included in the consolidated profit and loss account.

	Year ended December 31,
	2001	2002	2003	2004	2005	2005
	(Restated)(3)	(Restated)(3)	(Restated)(3)	(Restated)(3)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated Profit and Loss Account
Hong Kong GAAP
Company and subsidiary companies
Turnover	$6,211	$7,635	$10,045	$14,845	$24,356	$3,143
Cost of inventories sold	(628)	(529)	(524)	(1,373)	(2,331)	(301)
Staff costs	(652)	(978)	(1,061)	(1,586)	(2,319)	(299)
Depreciation and amortization	(1,256)	(1,676)	(2,277)	(3,117)	(4,367)	(563)
Other operating expenses	(5,272)	(4,754)	(5,855)	(8,913)	(13,256)	(1,710)

Operating (loss)/profit before disposal of investments and others	(1,597)	(302)	328	(144)	2,083	270
Share of results of associated companies	(203)	53	842	338	86	11
Share of profits less losses of jointly controlled entities	(131)	(37)	—	—	—	—
Profit on disposal of investments and others(1)	—	278	—	1,300	71	9

Operating (loss)/profit	(1,931)	(8)	1,170	1,494	2,240	290
Interest and other finance costs, net	(734)	(775)	(824)	(1,015)	(1,604)	(207)

(Loss)/profit before taxation	(2,665)	(783)	346	479	636	83
Current taxation charge	—	(6)	(22)	(105)	(229)	(30)
Deferred taxation (credit)/charge	406	(119)	(421)	(80)	(205)	(26)

(Loss)/profit for the year from continuing operations	(2,259)	(908)	(97)	294	202	27
Loss from discontinued operations	(92)	(76)	(75)	(54)	(352)	(45)

(Loss)/profit for the year	$(2,351)	$(984)	$(172)	$240	$(150)	$(18)

Attributable to:
Equity holders of the Company:
- continuing operations	(1,857)	(966)	(321)	24	(416)	(54)
- discontinued operations	(92)	(76)	(75)	(54)	(352)	(45)

	(1,949)	(1,042)	(396)	(30)	(768)	(99)
Minority interests	(402)	58	224	270	618	81

(Loss)/profit for the year	$(2,351)	$(984)	$(172)	$240	$(150)	$(18)

(Loss)/income per share from continuing operations, basic and diluted	$(0.41)	$(0.21)	$(0.07)	$0.01	$(0.09)	$(0.01)

Loss per share from discontinued operations, basic and diluted	$(0.02)	$(0.02)	$(0.02)	$(0.01)	$(0.08)	$(0.01)

US GAAP(2)
Loss attributable to shareholders		$(791)	$(330)	$(232)	$(915)	$(118)

Loss per share, basic and diluted		$(0.18)	$(0.07)	$(0.05)	$(0.20)	$(0.03)

(1)	The HK$1,300 million profit for the year ended December 31, 2004 is a one-time gain from the placement of shares in Hutchison Global Communications Holdings Limited, as further described in “Operating and Financial Review and Prospects—Overview.”
(2)	Both Hong Kong GAAP and US GAAP data for the years presented reflect the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. However, the Hong Kong GAAP data presented above does not reflect the effects of the capitalization of the net amount due to related companies as share capital and share premium of our company until the restructuring occurred on September 22, 2004. See note 39 to our accounts for further information regarding US GAAP and the reconciliation of our net loss attributable to shareholders and shareholders’ deficits under Hong Kong GAAP to US GAAP.
(3)	In 2005, we adopted the new/revised standards of HKFRS and HKAS issued by the Hong Kong Institute of Certified Public Accountants, which are relevant to our operations. The comparative figures for 2001 to 2004 have been restated in accordance with the relevant requirements. See note 2 (a) to our accounts for further information. In addition, we have restated our previously issued US GAAP financial statements for the correction of certain items. See note 39 to our accounts for further information.

	As at December 31,
	2001	2002	2003	2004	2005	2005
	(Restated)(3)	(Restated)(3)	(Restated)(3)	(Restated)(3)
	HK$	HK$	HK$	HK$	HK$	US$
	(in millions)
Consolidated Balance Sheet
Hong Kong GAAP
Assets
Total non-current assets	$20,963	$26,724	$31,991	$34,397	$46,448	$5,993
Cash and cash equivalents	510	2,859	1,993	2,102	2,436	314
Restricted cash	30	575	6	10	1	—
Other current assets	1,984	1,639	3,177	4,211	10,706	1,382

Total assets	23,487	31,797	37,167	40,720	59,591	7,689

Liabilities
Current liabilities	5,082	11,146	11,499	20,696	18,471	2,383
Long-term loans	5,528	6,548	7,485	3,582	19,002	2,452
Amount due to related companies(1)	16,916	18,805	22,903	—	—	—
Deferred tax liabilities	—	—	46	148	963	124
Other long-term liabilities	1,100	1,251	1,255	1,428	1,333	172

Total liabilities	28,626	37,750	43,188	25,854	39,769	5,131

Capital and Reserves
Share capital	—	—	—	1,125	1,188	153
Reserves	(5,003)	(6,279)	(6,716)	12,705	14,982	1,934

Shareholders’ equity/(deficits)	(5,003)	(6,279)	(6,716)	13,830	16,170	2,087
Minority interests	(136)	326	695	1,036	3,652	471

Total equity	$(5,139)	$(5,953)	$(6,021)	$14,866	$19,822	$2,558

US GAAP(1)
Total assets		$33,579	$38,888	$42,647	$57,778	$7,455

Total liabilities		$22,325	$25,028	$28,939	$41,727	$5,384

Shareholders’ equity(2)		$10,909	$13,154	$12,709	$13,680	$1,765

(1)	Both Hong Kong GAAP and US GAAP data for the years presented reflect the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. However, the Hong Kong GAAP data presented above does not reflect the effects of the capitalization of the net amount due to related companies as share capital and share premium of our company until the restructuring occurred on September 22, 2004. See note 39 to our accounts for further information regarding US GAAP and the reconciliation of our net loss attributable to shareholders and shareholders’ deficits under Hong Kong GAAP to US GAAP.
(2)	In connection with our restructuring in September 2004, we issued additional ordinary shares to capitalize HK$20,869 million of the net outstanding loans from Hutchison Whampoa Limited and its group companies. The balance of HK$2,367 million of outstanding debt was offset by HK$2,056 million of receivables in our restructuring, leaving HK$311 million of non-capitalized debt.
(3)	In 2005, we adopted the new/revised standards of HKFRS and HKAS issued by the Hong Kong Institute of Certified Public Accountants, which are relevant to our operations. The comparative figures for 2001 to 2004 have been restated in accordance with the relevant requirements. See note 2 (a) to our consolidated accounts for further information.

Exchange Rate Information

The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers as certified by the Federal Reserve Bank of New York. On June 14, 2006, the exchange rate was HK$7.7621 per US$1.00. The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
Month	High	Low
	(HK$ per US$1.00)
December 2005	7.7548	7.7516
January 2006	7.7571	7.7506
February 2006	7.7618	7.7564
March 2006	7.7620	7.7570
April 2006	7.7598	7.7529
May 2006	7.7575	7.7510

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2001	7.7996
2002	7.7996
2003	7.7864
2004	7.7899
2005	7.7755

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Relating to Our Business

We face significant competition in our markets, which could result in decreases in current and potential customers, revenues and profitability

We face significant competition in our markets. In particular, we expect competition among providers of mobile telecommunications services, including new entrants, to continue to drive prices for services and handsets (which we subsidize in some markets) lower. In addition, number portability requirements, which enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, have been introduced in some of the markets in which we operate and will likely be introduced in other markets in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase our marketing, distribution and administrative costs, slow growth in the number of our customers and reduce our revenues.

Our market position will also depend on effective marketing initiatives and our ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the countries in which we operate. Any failure by us to compete effectively, including in terms of pricing of services, anticipating and developing new technologies and services, acquisition of new customers and retention of existing customers, could have a material adverse effect on our financial condition and the results of our operations.

We may not realize the benefits we expect from our capital expenditures, which may adversely impact our business

We have made significant capital expenditures on our network infrastructure and information technology systems to provide the services we offer. Our capital expenditures were HK$5,518 million in 2003, HK$4,658 million in 2004 and HK$4,718 million (US$609 million) in 2005, a significant majority of which were comprised of expenditures on telecommunications and network equipment and construction in progress (calculated at cost). In order to continue to develop our business and offer new services, we intend to continue to invest in networks in new service areas as well as new technologies, which we expect will result in substantial capital expenditures. Our capital expenditure is expected to increase significantly in 2006, to an anticipated level of HK$13,500 million (US$1,741 million) to HK$14,500 million (US$1,870 million).

We may not be successful in marketing these new services to consumers, thus impairing the return from our expenditures. We cannot assure you that services enabled by new technologies we implement will generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of new service areas and new technologies, and we cannot assure you that our estimate of the necessary capital expenditure will not be exceeded. If we do not realize the anticipated benefits of our capital expenditures, our financial condition and results of operations could be materially and adversely affected.

We have a history of losses and negative cash flows which may continue and adversely affect our ability to meet our business and growth objectives

We have incurred significant losses and recorded negative cash flows in recent years. We had loss attributable to equity holders of HK$768 million (US$99 million) in 2005 and HK$30 million in 2004. The loss in 2004 included a one-time profit of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings Limited, as further described in “Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004—Group results.” Without this one-time profit, our loss attributable to equity holders in 2004 would have been HK$1,330 million. Our cash flows from operating and investing activities were negative HK$2,176 million and HK$4,485 million (US$579 million) in 2004 and 2005 respectively. As of December 31, 2005, we had an accumulated loss of HK$7,114 million (US$918 million).

It is likely that we will continue to record losses in some future periods, and we cannot assure you that our losses will not increase in the future or, in the event that we do have profits, that we will be able to sustain our operating profits. We refer you to “Operating and Financial Review and Prospects” for more information regarding our financial condition and results of operations.

We have a high level of debt

We now have, and for the foreseeable future will continue to have, a significant amount of debt. On a consolidated basis, we had a total of HK$26,692 million (US$3,444 million) in bank loans, borrowings and debentures as of December 31, 2005, of which HK$7,690 million (US$992 million) was short-term debt. Of this debt, HK$7,488 million (US$966 million) was guaranteed by Hutchison Whampoa Limited, or Hutchison Whampoa, and its affiliates, whom we have in turn fully counter-indemnified, and HK$18,276 million (US$2,358 million) was secured by pledges of our assets. All of the debt that was guaranteed by members of the Hutchison Whampoa group was incurred prior to 2005.

As of December 31, 2005, we also had total commitments of HK$19,049 million (US$2,458 million). We are required under the relevant agreements relating to our interests in our Thai and Vietnamese operations to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold our interest in these operating companies.

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

Our current liabilities have historically exceeded, and continue to exceed, our current assets, which may constrain our operational flexibility

Our current liabilities have generally exceeded our current assets in recent years. We had net current liabilities of HK$6,323 million, HK$14,373 million and HK$5,328 million (US$687 million) as of December 31, 2003, 2004 and 2005, respectively. Our high level of net current liabilities could constrain our operational flexibility as well as adversely affect our ability to expand our business.

We require substantial amounts of capital for our business operations, and the failure to obtain needed capital may materially and adversely affect our growth prospects and future profitability

We require substantial capital to build, maintain and operate our telecommunications networks. We may also potentially require significant amounts of capital to acquire and invest in other telecommunications companies and spectrum rights. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

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

Our major shareholders may take actions that are not in, or may conflict with, our other shareholders’ best interests

One of our major shareholders is Hutchison Whampoa, which holds approximately 49.8% of our shares. In addition, Cheung Kong (Holdings) Limited, or Cheung Kong Holdings, which holds 49.97% of Hutchison Whampoa, directly holds 1.1% of our shares through its wholly owned subsidiaries. Although Cheung Kong Holdings has, pursuant to Rule 13d-4 under the Exchange Act, expressly disclaimed beneficial ownership of those of our shares held by Hutchison Whampoa, the combined shareholding of Hutchison Whampoa and Cheung Kong Holdings exceeds 50%.

Our other major shareholder is Orascom Telecom Holding S.A.E., or Orascom Holding, which holds approximately 19.31% of our shares. Individually, Hutchison Whampoa and Orascom Holding are each able to influence our business through their ability to significantly affect the outcome of matters put before shareholders for approval and through their respective representatives on our board of directors. Together, their combined shareholding exceeds 69%, which gives them the ability to control actions that require majority shareholders’ approval.

Neither shareholder is obligated to exercise its rights as a shareholder in our best interests or the best interests of our other shareholders. Both major shareholders may engage in activities that conflict with such interests. We have entered into a non-competition agreement with Hutchison Whampoa that restricts Hutchison Whampoa from competing with us in certain markets. This agreement will terminate if Hutchison Whampoa’s control of our shares falls below certain specified thresholds. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Non-competition agreement” for a discussion of the terms of the non-competition agreement. Orascom Holding is engaged in the telecommunications business in numerous countries and may compete directly or indirectly with us in the future. Orascom Holding has not entered into any non-competition agreement with us. If the interests of either major shareholder conflicts with the interests of our other shareholders, or if either major shareholder chooses to cause our business to pursue strategic objectives that conflict with the interests of our other shareholders, those shareholders could be disadvantaged by the actions that Hutchison Whampoa, Orascom Holding, or the two major shareholders together, chooses to pursue. We cannot assure you that any conflict of interests and overlap of business activities and operations between Hutchison Whampoa or Orascom Holding, on the one hand, and us on the other hand, will not materially and adversely affect our financial condition, results of operations and prospects.

Furthermore, certain adverse events may occur if Hutchison Whampoa’s equity interest in our company falls below specified thresholds. For example, under a HK$6 billion three-year senior secured revolving credit facility that we entered into in May 2005 and a HK$9 billion three-year senior secured revolving credit facility that we entered into in November 2005, it is a mandatory prepayment event if Hutchison Whampoa ceases to own, directly or indirectly through its subsidiaries, at least 40% of our issued voting share capital. In addition, Hutchison Whampoa has the right to terminate brand license agreements if its indirect interest in the licensee operating companies falls below specified thresholds, as described further in “—We do not own all of the intellectual property rights necessary to operate our business, and if any of these intellectual property rights become unavailable to us, we could face disruptions in our operations”. We cannot assure you that Hutchison Whampoa would not exercise these rights and that such an exercise will not materially and adversely affect our financial condition, results of operations and prospects.

In addition, we currently benefit from our ongoing relationship with Hutchison Whampoa and its other subsidiaries and affiliates through their global reach and relationships. We cannot assure you that Hutchison Whampoa will continue to allow us to have access to such benefits in the future.

We do not own all of the intellectual property rights necessary to operate our business, and if any of these intellectual property rights become unavailable to us, we could face disruptions in our operations

We do not own all of the intellectual property rights in the brand names that we use to market our services. We have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3”, “Hutch” and “Hutchison Telecom” and other trademarks that include the word “Hutchison” or derivations thereof royalty-free until the relevant change of control provisions as agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. We use the Hutch brand in most of our markets and 3 in Hong Kong and Macau. We also have been granted licenses to use certain trademarks from non-Hutchison Whampoa entities, notably the “Orange” brand, which we license from a subsidiary of Orange SA. We use the Orange brand for our mobile telecommunications operations in Israel.

If the change control provisions are triggered under our arrangements with the Hutchison Whampoa group, or if we breach the terms of our licenses with non-Hutchison Whampoa entities, we may have to renegotiate the terms of these trademark arrangements and/or pay royalties for the use of the relevant trademarks and domain names, or could lose the use of such trademarks and domain names altogether. Under the license agreements between Hutchison 3G Enterprises S.à r.l., or Hutchison 3G Enterprises, and our Hutch India operating companies, if the aggregate direct and indirect shareholding of Hutchison Whampoa or any one or more subsidiaries of Hutchison Whampoa in a licensee falls below threshold levels of 45%, 40%, 30% and 20%, then upon falling below each such threshold, Hutchison 3G Enterprises is entitled, for a period of 12 months, to terminate the brand license. Following the sale on December 21, 2005 of approximately 19.3% of our shares by the Hutchison Whampoa group to Orascom Holding, Hutchison Whampoa’s aggregate direct and indirect shareholding in Hutch India’s operating companies fell below 40%, thus entitling Hutchison 3G Enterprises to terminate the license agreements with the Hutch India operating companies at any time prior to December 21, 2006. As of the date of this annual report, we have not received any notice of termination from Hutchison 3G Enterprises, although we cannot assure you that Hutchison 3G Enterprises will not issue such a notice.

We cannot assure you that the fees and terms of use will be commercially acceptable to us if we have to renegotiate these arrangements. If any of the brands under which we operate become unavailable to us, we could face disruptions in our operations and, as a consequence, our financial condition and the results of our operations could be materially and adversely affected due to the importance of the trademarks and domain names to the branding of our business operations.

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

In addition, disruption of the international foreign exchange markets may limit our ability to transfer or to convert currencies from the countries in which our operating companies are located into Hong Kong dollars and other currencies. Furthermore, the governments of certain countries in which we operate, such as India, have instituted, and other countries may in the future institute, restrictive exchange rate policies that limit or restrict our ability to convert their respective currencies into other currencies or to transfer other currencies out of their jurisdictions. We cannot assure you that currency fluctuations or limitations on our ability to convert or transfer currencies would not have a material adverse effect on our financial condition and the results of our operations.

As a result of statutory or regulatory restrictions on foreign ownership, we do not own the majority of the voting stock in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

Governmental policy and/or regulations in some countries in which we currently operate or may operate in the future limit the nature and extent of our investments in those countries. For example, we may not own 50% or more of the equity of any company engaged in the provision of services, including telecommunications services, in Thailand. In Vietnam, foreign ownership of an entity that operates a telecommunications network is prohibited, as a result of which we conduct our operations there through a business cooperation contract with a Vietnamese partner that owns the network. Management control of the network remains with the Vietnamese partner. Furthermore, there are limits in India on the level of foreign ownership and restrictions in relation to the management of telecommunications service providers, and until recently we were prohibited from owning more than 49% of the voting equity of any telecommunications operator in India. As a result, our ownership interests in our operating companies in these countries do not in every instance provide us with the ability to control all actions that require shareholder approval and our ability to manage such operating companies may be hindered. Although we may participate in the management of such operating companies, we may not have the ability to prevent them from engaging in activities or pursuing strategic objectives that may conflict with our interests or overall strategic objectives. See “Information on the Company—Business Overview—Operating companies review—India—Ownership” and “Information on the Company—Business Overview—Operating companies review—Thailand—Ownership.”

We may identify significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting

Commencing with our annual report on Form 20-F for the year ending December 31, 2006, we will include a report from our management relating to its evaluation of our internal control over financial reporting as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002. As a consequence of systems and procedures currently being reviewed and implemented to comply with these requirements, we may uncover circumstances that may be determined to be significant deficiencies or material weaknesses, or that may otherwise result in disclosable conditions. In the event that we identify significant deficiencies or material weaknesses in our internal control structure, measures to remediate may involve significant effort and expense, and any disclosure of such significant deficiencies, material weakness or other disclosable conditions may result in a negative market reaction.

We rely upon an exemption to avoid being regulated as an investment company under the U.S. Investment Company Act of 1940 and may be required to take actions that are inconsistent with our business interests or objectives if we are no longer able to rely on that exemption

The U.S. Investment Company Act of 1940, or the 1940 Act, provides that a company is an investment company if more than 40% of the value of the company’s total assets is represented by investment securities, which, under the applicable definition, includes minority equity investments. The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations and transactions with affiliates, that would be incompatible with our operations.

We believe that we are not an investment company as of the date of this annual report. Some of our minority equity investments in other companies may be deemed investment securities for purposes of the 1940 Act. However, even if those investments were to be so characterized, we believe that we are currently eligible for certain exemptions from regulation under the 1940 Act. If we were to no longer be eligible for these exemptions, we could become an investment company. If we were to become an investment company and we were to be unable to obtain exemptive relief, we would have to rely on a one-year safe harbor exemption from the 1940 Act for “transient” investment companies. During this one-year period, we would have to reduce our holdings of minority equity investments and other investment securities, increase our holdings of asset that are not investment securities or do both such things. These actions could affect our ability to implement our business strategy or cause us to suffer losses.

In addition, if we were deemed to be an investment company in the future, we would, among other things, effectively be precluded from making public offerings in the United States. This could impede our ability to raise additional capital or to implement our business plan. We could also be subject to administrative or legal proceedings.

Risks Relating to Markets Where We Operate

The application of several aspects of regulations and policies on foreign ownership in India and other countries may be unclear, and changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on our financial condition and results of operations

The application of several aspects of regulations and policies on foreign ownership in India and other countries may be unclear. In addition, the regulators in the countries, such as India and Thailand, in which we are subject to foreign ownership restrictions, may re-evaluate foreign ownership restrictions and other regulations applicable to the telecommunications and other sectors. For example, the former prohibition on owning more than 49% of the voting equity of any telecommunications operator in India was amended pursuant to a Press Note issued by the Ministry of Commerce & Industry, Department of Industrial Policy & Promotion, Secretariat of Industrial Assistance, or the Ministry of Commerce, on November 2, 2005, or the Press Note, to increase the aggregate permitted direct and indirect foreign investment in an Indian operating company in the telecommunications sector to 74%. However, the Press Note also introduced new requirements regarding the manner in which foreign ownership is calculated. Previously, the foreign investment rules required only that the direct holding by a foreign investor could not exceed 49%, whereas under the Press Note, all attributable direct and indirect holdings are counted. These new regulations required us, as well as some of the other shareholders of our Indian operations, to reorganize our respective ownership structures to reduce the amount of indirect foreign ownership, which previously had not been counted. In addition, the Press Note introduced new requirements as to management and other operational aspects of Indian telecommunications companies. For a further description of the policy announcement, see “Information on the Company—Business Overview—Regulation—India.”

Clarifications of, or changes in, the application or interpretation of this new policy or other existing or proposed regulations or policies in India or elsewhere, or in the regulations or policies themselves, could require us to remove or amend our existing arrangements and reduce our voting and/or economic interests in the relevant companies. Any such removal, amendment or reduction could affect our ability to implement our business strategy in the affected countries.

Further, we do not have complete control over whether those of our operating companies that are subject to foreign ownership restrictions are compliant with such restrictions. Compliance may be affected by whether other shareholders in such operating companies are domestic or foreign as determined in accordance with the applicable rules, regulations or license conditions.

If foreign ownership restrictions are determined to have been violated, it is possible that monetary and criminal penalties could be imposed, and relevant licenses or agreements could be cancelled. Any of the foregoing could have a material adverse effect on our financial condition and the results of our operations.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the Hong Kong dollar could adversely affect our financial condition and the results of our operations

If the currencies of various countries in which we conduct our operations fluctuate relative to the Hong Kong dollar, which we use as our reporting currency in our consolidated accounts, these fluctuations may result in exchange losses or gains and increases or reductions in our debt after translation into Hong Kong dollars. In 2005, we recorded a net exchange loss of HK$18 million (US$2.3 million) compared to a net exchange gain of HK$79 million in 2004 and HK$42 million in 2003.

Volatility in social, political and economic conditions in the countries where we operate may adversely affect our business.

Many of our operating companies and a substantial portion of our total assets are located in countries, including India, Israel, Indonesia, Thailand and Sri Lanka, that have experienced social, political and economic volatility. Developments in these countries and other countries in which we operate in the future, including uncertainties arising from economic liberalization and deregulation policies, future economic crises, outbreaks of hostility and political instability, may have a material adverse effect on our business, financial condition and results of operations. In particular, hostilities involving Israel could cause Partner’s revenues to fall and harm its business.

Risks Relating to the Telecommunications Industry Generally

The telecommunications industry is a highly regulated industry in which regulators’ decisions may materially and adversely affect our financial condition and results of operations

Our business is highly regulated. In each of the countries in which we operate, we are subject to government regulation regarding licenses, competition, frequency allocation and costs and arrangements pertaining to interconnection and leased lines. Our business and operations could be materially and adversely affected by changes in laws, regulations or government policy affecting our business activities. For example, we are subject to regulations on our tariff structures in some jurisdictions where we operate. We cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on our business. We cannot assure you that our business, financial condition and the results of our operations will not be materially and adversely affected by any government-mandated tariff adjustments in the future.

Our business could also be materially and adversely affected by adverse decisions of regulators. For instance, we hold a telecommunications license for the license area of Mumbai, India, and in December 2005 entered into an agreement to acquire BPL Mobile Communications Limited, or BPL Mumbai, which is also a licensee for global systems for mobile, or GSM, mobile services in the telecommunications license area of Mumbai. This acquisition is subject to the prior approval of the Department of Telecommunications of India because it falls under intra-circle merger guidelines. These guidelines were issued in 2004 and cover the acquisition and merger of companies holding cellular telecommunications licences in the same license area. Although we believe the BPL Mumbai acquisition complies with the guidelines, this is the first application pursuant to these guidelines considered by the Department of Telecommunications, and as such, the approval of the application might be delayed or not receive approval. We cannot guarantee that the application will be approved, and any approval granted may be subject to conditions that are unacceptable to us.

In some cases, regulators may also be competitors. While regulators may have been granted powers to ensure a level playing field among the various mobile telecommunications operators, we cannot assure you that the relevant government will ensure a level playing field between government companies and private operators.

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

Risks Relating to Our ADSs and Ordinary Shares

Our board of directors may suspend voting rights attaching to some shares as necessary to avoid any of our subsidiaries or affiliates being in breach or default

Our articles of association provide that if any person directly or indirectly has or acquires an interest in a number of our shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any of our subsidiaries or affiliates (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or any requirement of any governmental or regulatory authority, our directors have the discretion to suspend the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company. Our directors also have the ability to restrict the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity. See “Additional Information—Memorandum and Articles of Association—Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shareholders—Voting Rights.”

It may be more difficult for you to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, than if we were a corporation incorporated in the United States

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations outside of the United States. In addition, substantially all of our assets are located outside the United States. Moreover, most of our directors and officers reside outside of the United States. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority in a court in the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statutes or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our major shareholder than would shareholders of a corporation incorporated in a jurisdiction in the United States. Therefore, it may be difficult or impossible for you to bring or enforce an action against us or against these individuals in the United States if you believe that your rights have been infringed under the securities laws or otherwise. In particular, the Cayman Islands courts are unlikely:

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

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs

As a holder of our ADSs, you may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Business Overview

Group Overview

We are a global provider of mobile and fixed-line telecommunications services. We currently operate, or are rolling out, telecommunications services in nine markets around the world: Hong Kong, Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana.

Notable developments during 2005 and 2006 included the following:

•	In February 2005, we completed the consolidation of our Indian operating companies, as a result of which five of the operating companies were consolidated under another operating company, Hutchison Max Telecom Limited (since renamed Hutchison Essar Limited, or Hutchison Essar).

•	Also in February 2005, we received from the Ministry of Planning and Investment of Vietnam an investment license approving a business cooperation contract between Hutchison Telecommunications (Vietnam) S.à r.l., or Hutchison Vietnam, our indirect wholly owned subsidiary, and Hanoi Telecommunications Joint Stock Company, or Hanoi Telecommunications.

•	In April 2005, our interest in Partner Communications Company Ltd., or Partner, our mobile telecommunications operator in Israel, increased from 42.9% to 52.2% of the issued share capital of Partner following the completion of a buyback of shares by Partner from certain of its shareholders.

•	In July 2005, we completed the sale of our operations in Paraguay.

•	Also in July 2005, the privatization of Hutchison Global Communications Holdings Limited, or Hutchison Global Communications Holdings, our fixed line operator in Hong Kong, became effective, as a result of which Hutchison Global Communications Holdings become our wholly-owned subsidiary and the listing of its shares on the Hong Kong Stock Exchange was withdrawn. We paid approximately HK$475.1 million (US$61.3 million) in cash (including HK$458.8 million (US$59.2 million) that we paid to the Hutchison Whampoa group to transfer 60,371,099 of our shares owned by the Hutchison Whampoa group to shareholders of Hutchison Global Communications Holdings on our behalf) and issued a total of 252,546,209 new ordinary shares as consideration for the minority shareholders’ shares of Hutchison Global Communications Holdings.

•	In July 2005, we also completed the acquisition of a 60% interest in PT Hutchison CP Telecommunications (formerly known as PT Cyber Access Communications), or PT Hutchison CP, a mobile telecommunications operator in Indonesia.

•	In January 2006, we completed the acquisition of BPL Mobile Cellular Limited, or BCL, in India, which increased our coverage in India by adding the service areas of Maharashtra, Tamil Nadu and Kerala.

•	In March 2006, we reorganized our interests in certain joint venture companies which in turn hold an aggregate interest of 19.54% in Hutchison Essar Limited (formerly Hutchison Max Telecom Limited), or Hutchison Essar. As a result of this reorganization, we now hold a 37.25% interest in those joint companies.

Using 2G GSM, CDMA, general packet radio services, or GPRS, and 3G platforms, we offer customers a wide variety of telecommunications services, ranging from basic voice and data services to multimedia services using advanced mobile technology. In India, we have added enhanced data GSM environment, or EDGE, capabilities to our network, which allows us to provide short video clips and enhanced content services. In Thailand, we provide multimedia services over a CDMA2000 1X network that are not available from other service providers there. Our introduction of 3G services in Hong Kong and Israel has brought customers a significantly wider range of content covering sports, news, entertainment and finance. We were the first service provider in these markets to offer person-to-person video calling. In Israel, we are offering high-speed downlink packet access, or HSDPA, which will permit significantly faster data transfer rates. We have commissioned a supplier in Hong Kong to commence roll out of HSDPA.

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use the “3” brand in Hong Kong and Macau and the “Hutch” brand in India, Thailand and Sri Lanka. In Israel, we use the “Orange” brand.

In 2005, we had total turnover of HK$24,356 million (US$3,141 million). Operating profit from continuing operations before disposal of investments and others was HK$2,083 million (US$268.7 million) and net loss was HK$150 million (US$19.3 million). As of December 31, 2005, we had a total of approximately 16.9 million mobile customers. The following table sets forth the number of our mobile customers as of December 31, 2005.

Market	Number of Mobile Customers
(thousands)
Hong Kong mobile (including Macau)	1,971
India	11,413
Israel	2,529
Thailand	732
Others(1)	296

Total	16,941

(1)	Comprised of Sri Lanka and Ghana.

In addition, our fixed-line operations had over 300,000 residential voice lines and approximately 215,000 residential broadband lines as of December 31, 2005.

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

We have a history of net losses. As of December 31, 2005, we had accumulated losses of HK$7,114 million (US$918 million), although we had total shareholders’ funds of HK$16,170 million (US$2,087 million). In addition, as of December 31, 2005, we had a working capital deficit of HK$5,328 million (US$687 million).

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

Services and products

We offer a variety of voice, video, data and value-added services over our mobile and fixed line networks. We operate 2G and 3G mobile networks using GSM, CDMA and W-CDMA across our businesses. 2G, or second generation technology, usually refers to mobile telecommunications services using the 800/900-MHz and 1800-MHz spectrum. 3G, or third generation technology, usually refers to UMTS, or universal mobile telecommunications system. GSM, or global system for mobile communications, is a comprehensive digital standard for the operation of all elements of a cellular telephone system. CDMA, or code division multiple access, is a method by which many users sharing the same radio channel can be distinguished by unique code numbers. W-CDMA, or wideband code division multiple access, is the technology used in 3G UMTS systems.

Mobile telecommunications

We offer a range of services designed to meet the needs of the local market in which we operate. Specifically we offer:

•	2G. In Hong Kong, India, Israel, Macau and Sri Lanka, we offer 2G services using either GSM 900, 1800 or 1900 spectrum. We are expanding our 2G network in Indonesia. Our 2G services offer basic mobile telecommunications services such as: local voice; SMS, or short messaging system; MMS, or multimedia messaging system; IDD, or international direct dialing; and international roaming. We also offer a large variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. To meet market demand for the faster transmission speeds required for wireless internet access and other applications, we have continued to invest in innovative technology such as GPRS technology. GPRS is a packet-based wireless communication system that enables data rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. GPRS is based on GSM communication. GPRS modem cards provide subscribers with access to the internet, email and corporate networks.

We offer BlackBerryTM wireless email services operating on our GSM and GPRS networks in Hong Kong. We were the first mobile telecommunications operator in Asia to offer the BlackBerryTM wireless email services, which provide corporate customers with an end-to-end wireless solution that includes integrated email, mobile telecommunications and electronic organizer features.

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

As of December 31, 2005, in Hong Kong our 3G services offered 33 service channels providing, among other things, daily updates of news, weather, the Hong Kong stock market, video clips of football highlights, music video clips and movie trailer video clips. In Hong Kong, we also are partnered with various content providers such as Reuters, i-Cable and TVB to provide local and world news reports, traffic updates and popular television series highlights.

In Israel, our 3G services include video calls and a new portal of content services including video-based services under the “obox live” brand. In March 2006, we soft launched HSDPA to the business sector. HSDPA is a technological enhancement to our 3G services which, through a HSDPA data card modem, enables customers to access our 3G services at higher speeds. We soft launched HSDPA with limited coverage in the center of Israel and plan to expand the coverage area gradually.

In Indonesia, we propose to overlay a UMTS infrastructure over our GSM 1800 network in key cities including Jakarta and Surabaya.

•	CDMA. We offer a CDMA network in Hong Kong and a CDMA2000 1X network in Thailand and Ghana. We are building a CDMA2000 1X network in Vietnam. We believe that CDMA2000 1X technology provides significant improvements in voice quality and allows us to deliver superior quality in terms of call set-up capability.

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

In January 2005, we signed an agreement with pay TV service provider Galaxy Satellite Broadcasting Limited (a subsidiary of Television Broadcasts Limited, Hong Kong’s leading television broadcaster), to deliver 45 channels of infotainment content to Hong Kong households through our broadband network.

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

Marketing strategy and brand

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use the “3” brand in Hong Kong and Macau and the “Hutch” brand in India, Thailand and Sri Lanka. Service in Mumbai was provided under the Orange brand until December 2005, when we re-branded services under the Hutch brand. In Israel, we use the Orange brand.

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

We offer postpaid 3G services. 3G tariff plans charge different monthly fees according to the needs of different user segments. These plans include a monthly fee which bundles voice services, video calls, streaming or downloads of multimedia clips and other data services. Additional charges are levied for IDD, roaming and other value-added services. We also offer prepaid 3G services in Hong Kong providing voice services, video calls streaming or downloads of multimedia clips, roaming and other data and value-added services.

Sales and distribution

We have developed extensive sales and distribution networks using both our own and third-party operations to market our mobile telecommunication service products. We have dedicated retail outlets in Hong Kong, India, Israel and Thailand at which customers can select mobile phones and accessories, make inquiries and subscribe for services. In addition, we utilize other leading distributors, specialist and general retail outlets to sell our services. In some markets like Hong Kong, Israel or Thailand where we are introducing advanced services, we are actively involved in sourcing and selling handsets, while in other markets such as India handsets are sourced directly by the distributor and we are involved only in the sale of the SIM card. In all of our markets, access to wide sales and distribution outlets of good quality is critical to the success of the business. For business customers, we typically use teams of direct sales agents.

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

Operating companies review

Hong Kong and Macau mobile telecommunications business

Overview

In Hong Kong we provide 2G CDMA and GSM dual band and 3G mobile telecommunications services, all under the “3” brand. In Macau we provide 2G GSM dual band mobile telecommunications services under the “3” brand after re-branding from the “Hutchison Telecom” brand. During 2005, we maintained our position as one of the largest mobile telecommunications operator in Hong Kong in terms of customer numbers, and together with Macau, provided services to approximately 2.0 million customers as of December 31, 2005.

We are the largest 3G service provider in Hong Kong and were the first 3G service provider, having launched 3G services in January 2004. We operate the most extensive 3G network in Hong Kong, covering 99.9% of the population.

We have been providing GSM dual band mobile telecommunications services in Macau since August 2001, and in 2005 were the second largest provider of mobile telecommunications services. Our business in Macau benefited from the significant cross-border visitor traffic from Hong Kong and China, where SMS is an important means of communication. We also expanded our international roaming coverage in voice and GPRS data. In 2005, we saw an 80% increase in Macau in the use of SMS and increases in roaming revenues.

The following table sets out market and operating data for our mobile services in Hong Kong and Macau as of the dates or for the periods indicated:

Our mobile services in Hong Kong and Macau(1)

	As of or for the year ended December 31,
	2003	2004	2005
Total customers (in millions)(2)	1.72	1.86	1.97
Growth in total customers (%)	5.5	8.1	5.9
Total turnover (in HK$ millions)	3,485	3,714	3,837
Growth in total turnover (%)	(6.6)	6.6	3.3
Blended average revenue per user (ARPU) (in HK$)(3)	165	151	152
Blended minutes of use (MOU) (in minutes)(4)	347	387	432
Blended churn (%)(5)	5.0	4.6	4.3

(1)	The data in this table for the year ended December 31, 2003 relates only to 2G services, and that for the years ended December 31, 2004 and 2005 relates to both 2G and 3G services.
(2)	Total customers comprise postpaid customers and prepaid customers who have a SIM or USIM that has access to the network for any purpose, including voice, data or video services and that have not been used up or expired at end of reporting period.
(3)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(4)	Blended MOU is calculated by the total minutes carried over the network (2G total airtime usage plus 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(5)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

In Hong Kong and Macau, we offer basic mobile telecommunications services such as local voice, SMS, MMS, IDD and international roaming. International voice roaming is currently available in 246 destinations, with data roaming available in 126 destinations and video roaming in 44 countries.

We provide the largest array of 3G video mobile phones in Hong Kong. At the end of 2005, we offered 33 models, 69 color choices and a unique UMTS/GPRS-enabled data card. We work with over 130 3G content providers from all over the world, enabling us to deliver a rich and diverse portfolio of content.

In June 2006, we acquired from NTT DoCoMo the right to use its integrated i-mode services package for deploying i-mode service in Hong Kong and Macau. i-mode is a service developed by NTT DoCoMo that allows mobile users to send and receive e-mail and access online services and an array of information from i-mode servers.

Ownership

We have a 70.9% interest, and NTT DoCoMo, Inc., or NTT DoCoMo, and NEC Corporation, or NEC, each owns an indirect shareholding of 24.1% and 5%, respectively, in each of Hutchison 3G HK Limited, or Hutchison 3GHK, Hutchison 3G Services (HK) Limited, or Hutchison 3GHK Services, Hutchison Telephone Company Limited, or Hutchison Telephone, and Hutchison Telephone (Macau) Company Limited, or Hutchison Macau. In June 2005, Hutchison 3GHK and Hutchison 3GHK Services transferred the 3G license and business to Hutchison Telephone, which is now our operating company for 3G and 2G services in Hong Kong and Macau. NEC is currently a supplier of 3G infrastructure systems and 3G handsets for the operations of our 3G network in Hong Kong. NEC also provides managed services, including network operation and maintenance, radio site engineering and site administration for our 2G networks in Hong Kong and Macau and our 3G networks in Hong Kong.

NTT DoCoMo and NEC each entered into shareholders’ agreements dated November 8, 2002 with Hutchison Whampoa in respect of their respective shareholdings in Hutchison 3GHK, Hutchison 3GHK Services and Hutchison Telephone. The shareholders’ agreements contain customary provisions dealing with matters such as voting rights, board control, funding obligations and restrictions on share transfers. In addition, NTT DoCoMo has the right under the shareholders agreements to participate in an initial public offering of any subsidiary of Hutchison Whampoa, including any subsidiary of ours to the extent that it would also be deemed to be a subsidiary of Hutchison Whampoa, substantially all of whose business interests comprise telecommunications or multimedia interests and which directly or indirectly holds an interest in our operating companies for 2G services in Hong Kong and Macau and 3G services in Hong Kong. NTT DoCoMo is entitled to exchange its existing shareholding in these operating companies for shares in the company to be listed so that the value of NTT DoCoMo’s participation in such company is at least equal to the value of NTT DoCoMo’s investment in these operating companies.

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

Other than as described above, there is currently no equipment or financing commitment from either NTT DoCoMo or NEC in connection with our Hong Kong mobile operations. We expect NEC to continue to be a supplier of 3G infrastructure systems and 3G handsets in Hong Kong and to provide managed services with respect to our networks in Hong Kong and Macau. We have also entered into an agreement with NTT DoCoMo enabling us to use its integrated i-mode services package for deploying i-mode service in Hong Kong and Macau.

Hong Kong and Macau mobile telecommunications markets

As of December 31, 2005, Hong Kong had a mobile phone penetration rate of over 120%, reflecting Hong Kong’s high number of resident customers with multiple subscriptions as well as business and tourist customers. There were approximately 8.5 million mobile phone subscriptions out of a total population of approximately 7.0 million in Hong Kong as of December 31, 2005. Market growth has been slowing since 2001 and is now primarily driven by prepaid customers.

Based on key statistics of radio communication and telecommunications services available from the website of the Macau government’s Office for the Development of Telecommunications and Information Technology, or GDTTI, there were approximately 534,000 mobile telecommunications customers in Macau as of December 31, 2005, representing a penetration rate of over 100%. We expect that the penetration rate will continue to grow as a result of deregulation.

Competition

We face significant competition in the Hong Kong mobile telecommunications market, which in 2005 saw significant acquisitions by larger telecommunications operators and consolidation. There are currently four other 2G mobile telecommunications operators in Hong Kong, compared to five at the beginning of 2005: China Mobile Peoples Telephone Company Limited, or Peoples; SmarTone Mobile Communications Limited, or SmarTone; SUNDAY o/b Mandarin Communications Limited, or Sunday; and CSL New World Mobility Limited, or CSLNWM. Peoples, formerly known as China Resources Peoples Telephone Company Limited, was acquired by China Mobile, China’s largest mobile telecommunications operator, and became its wholly-owned subsidiary in October 2005. CSLNWM was formed as a joint venture company pursuant to the merger of two mobile telecommunications operators, Hong Kong CSL Limited and New World Mobility Limited, that was completed in April 2006. Sunday was acquired by Hong Kong’s incumbent fixed-line operator, PCCW-HKT Telephone Limited (formerly known as Hong Kong Telephone Company Limited), or PCCW, in June 2005. SmarTone signed a partner network agreement with Vodafone in December 2004 and became Vodafone’s exclusive partner in Hong Kong.

We are one of the largest mobile telecommunications operators in Hong Kong in terms of customer numbers as of December 31, 2005, with approximately 1.97 million customers. However, the presence of five 2G mobile telecommunications operators serving a market that has one of the world’s highest penetration rates for customers of mobile telecommunications services makes the Hong Kong market highly competitive. Mobile telecommunications operators in Hong Kong have engaged in price competition in order to win market share from the other operators. Recent promotional offers and lower tariffs as a result of price competition have decreased our blended ARPU from HK$165 in 2003 to HK$152 (US$19.6) in 2005.

Out of the four 3G license holders in Hong Kong, we were the first telecommunications operator to have launched 3G services, in January 2004. CSLNWM and SmarTone both rolled out their 3G services in December 2004. The fourth 3G license holder, Sunday, launched its 3G data services in June 2005 and started offering 3G voice service on a trial basis in February 2006 by engaging its parent company, PCCW, to market the service under the brand name of “PCCW Mobile”. It is expected that competition in the 3G mobile telecommunications services market will intensify over time.

In Macau, there are currently three other mobile telecommunications operators. Until 1999, the telecommunications industry in Macau operated under a monopoly environment. The largest operator is Companhia de Telecommunicações de Macau S.à r.l., the previous monopoly mobile telecommunications operator. As of December 31, 2005, we were the second largest mobile telecommunications operator in Macau.

Spectrum and mobile telecommunications networks

We became Hong Kong’s first 3G mobile telecommunications services provider in January 2004, using W-CDMA technology.

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

We use GSM and CDMA mobile telecommunications networks for our 2G operations in Hong Kong. Currently, the vast majority of our 2G customers in Hong Kong use our GSM dualband network, which allows radio communications to and from customer handsets to switch seamlessly between the 900 MHz spectrum and 1800 MHz spectrum bands resulting in enhanced network quality and capacity. We also offer GPRS technology in Hong Kong, which utilizes GSM frequencies. Our CDMA network in Hong Kong deploys a 2.5G CDMA IS95B packet data transmission technology, which offers data transmission speeds of up to 64 Kbps. For a more detailed discussion of spectrum allocation in Hong Kong, see “—Regulation—Hong Kong—Licensing framework—Spectrum allocation” and “—Regulation—Hong Kong—Licenses”.

On April 1, 2005, the Office of the Telecommunications Authority of Hong Kong, or OFTA, the executive arm of the Telecommunications Authority of Hong Kong, or the Telecommunications Authority, offered us a right of first refusal to take up new mobile carrier licenses in replacement of our existing GSM and personal communication services licenses upon their expiry. These new licenses would be for a term of 15 years and would contain conditions similar to our existing licenses along with new conditions such as open network access requirements and spectrum utilization fees. This right of first refusal to renew was not offered to us in respect of our license for CDMA services, however. Instead, we would receive a customer migration period of three years with one-third of the original assigned spectrum upon the expiry of our existing CDMA license. For a more detailed discussion of the terms of the replacement licenses, see “—Regulation—Hong Kong—Licenses.”

Hong Kong fixed-line business

Overview

We offer local and IDD voice call services, broadband Internet access and various data transmission services to business and residential customers in Hong Kong through Hutchison Global Communications Limited, or Hutchison Global Communications, a subsidiary of Hutchison Global Communications Holdings (formerly Vanda Systems & Communications Holdings Limited). On July 15, 2005, Hutchison Global Communications Holdings, which was previously our 52.5%-owned subsidiary and listed on the Hong Kong Stock Exchange, became our wholly-owned subsidiary following the privatization of the company. The listing of the shares of Hutchison Global Communications Holdings on the Hong Kong Stock Exchange was withdrawn on July 18, 2005.

We are one of the largest fixed-line telecommunications operators in Hong Kong, with over 300,000 residential voice lines as of December 31, 2005. We provide one of the fastest bi-directional residential broadband services, in terms of upload and download speeds, in the Hong Kong market. We had approximately 215,000 residential broadband lines as of December 31, 2005.

We own and operate what we believe is the largest fiber-optic building-to-building telecommunications network in Hong Kong, with 4,900 kilometers of linear ducting and over 860,000 kilometers of core fiber-optic cable. Fiber-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Using this fiber-optic network, we have been able to gain a firm foothold in the local fixed network industry, with the delivery of efficient and reliable services to business and residential customers, schools, hospitals, local community organizations, governmental bodies and other network carriers.

Part of this fiber-optic network is attributable to the efforts of our subsidiary PowerCom Network Hong Kong Limited, which utilizes the electricity distribution system to provide broadband connections. This provides us with a cost-effective “last-mile” solution for installing broadband Internet services in residential estates, hotels and service apartments.

The following table sets out certain market and operating data for our fixed-line services for the periods indicated:

Our fixed-line services in Hong Kong

	As of or for the year ended December 31,
	2003	2004	2005
Total residential voice lines (in millions)	0.21	0.25	0.30
Growth in total residential voice lines (%)	39	17	22
Total residential broadband lines (in millions)	0.12	0.17	0.22
Growth in total residential broadband lines (%)	79	47	23
Total turnover (in HK$ millions)	1,628	1,870	2,204
Growth in total turnover (%)	47	15	18

Products and services

Our fixed-line operation pioneered the integration of traditional and new technologies in Hong Kong by offering services which combined basic telecommunications services with video phones. We also offer one of the fastest bi-directional residential broadband services available in Hong Kong.

Ownership

On July 15, 2005, Hutchison Global Communications Holdings, which was previously our 52.5%-owned subsidiary and listed on the Hong Kong Stock Exchange, became our wholly-owned subsidiary following the privatization of the company. We paid approximately HK$475.1 million (US$61.3 million) in cash (including HK$458.8 million (US$59.0 million) that we paid to the Hutchison Whampoa group to transfer 60,371,099 of our shares owned by the Hutchison Whampoa group to shareholders of Hutchison Global Communications Holdings on our behalf) and issued a total of 252,546,209 new ordinary shares as consideration for the minority shareholders’ stock. The listing of the shares of Hutchison Global Communications Holdings on the Hong Kong Stock Exchange was withdrawn on July 18, 2005.

Hong Kong fixed-line telecommunications market

As of December 31, 2005, there were approximately 3.8 million telephone exchange lines in Hong Kong, including approximately 410,000 fax lines, in a territory with a total population of approximately 7.0 million. Telephone density was approximately 55 lines per 100 people.

Competition

In the fixed line business in Hong Kong, we face competition from five other fixed-line telecommunications operators, including PCCW. By far the largest fixed-line telecommunications operator in Hong Kong, PCCW is Hong Kong’s previous monopoly carrier. Other competitors include: Wharf T&T Limited, or Wharf T&T; New World Telecommunications Limited, or NWT; Hong Kong Broadband Network Limited and Hong Kong Cable Television Limited. Unlike us, Wharf and NWT rely more heavily on Type II interconnections provided by PCCW-HKT in offering voice services. For a description of Type II interconnections, see “—Regulation—Hong Kong—Key industry regulatory issues—Fixed-line interconnection.”

India

Overview

In India, we provide 2G services using GSM technology under the “Hutch” brand. Our licenses cover 16 of the 23 license areas in India. As of December 31, 2005, our license areas covered approximately 72% of India’s population.

We have experienced considerable customer growth in recent years. As of December 31, 2005, we had 11.4 million customers, making us India’s third largest private mobile telecommunications operator based on monthly market share data published by the Cellular Operators Association of India, or COAI, and the Association of Unified Telecom Service Providers of India, or AUSPI.

In January 2006, we completed the acquisition of the entire issued share capital of BCL, a licensee for GSM mobile services in the Indian telecommunications license areas of Maharashtra, Tamil Nadu and Kerala. As a result of this acquisition, our license areas increased from 13 to 16.

We have also entered into agreements to acquire BPL Mumbai, a licensee for GSM mobile services in the telecommunications license area of Mumbai, and Essar Spacetel Limited, or Spacetel, the applicant for licences in the seven remaining license areas not currently covered by our licenses. These acquisitions are still pending regulatory approval.

Our business interests in India are conducted through Hutchison Essar, a mobile telecommunications operator in Mumbai in which we hold direct and indirect equity interests. Hutchison Essar in turn holds substantially all of the issued shares in six other mobile telecommunications operators in India. See “—Ownership” below for more detailed discussions of our ownership interests in these operators. We refer to these mobile telecommunications operators collectively as “Hutch India.” We exercise strategic influence over the business of the mobile telecommunications operators. The results of each of the mobile telecommunications operators are consolidated in our accounts.

The following table sets out certain market and operating data for our Indian operations as of the dates or for the periods indicated:

Our services in India

	As of or for the year ended December 31,
	2003	2004	2005
Total customers (in millions)(1)	4.10	7.16	11.4
Growth in total customers (%)	104.2	74.6	59.4
Total turnover (in HK$ millions)	4,497	7,093	9,996
Growth in total turnover (%)	51.2	57.7	40.9
Blended ARPU (in INR)(2)	759	588	538
Blended MOU (in minutes)(3)	321	340	362
Blended churn (%)(4)	6.1	7.7	5.9

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Service Areas

The diagram below depicts the location of our operations areas in India.

Jammu & Kashmir
Himachal Pradesh
Punjab
Haryana
Delhi
Uttar Pradesh (W)
Uttar Pradesh (E)
Rajasthan
Bihar
North East
West Bengal
Assam
Kolkata
Gujarat
Madhya Pradesh
Orissa
Mumbai
Maharashtra
Andhra Pradesh
Karnataka
Chennai
Tamil Nadu
Kerala
HUTCH INDIA
7 CIRCLES
(Spacetel)

Products and services

Voice continues to be the main revenue generator in India. In addition, we offer basic mobile telecommunications services such as SMS, IDD and international roaming.

We also launched several innovative mobile data features in 2005, including multiplayer gaming, SMS tones, HutchAlerts and corporate Hutchmail.

Acquisitions

In September 2005, Hutchison Essar entered into a binding conditional term sheet with BPL Communications Limited, Capital Global Limited and Essar Teleholdings Limited, or Essar Teleholdings, to purchase from them 99.998% of the issued share capital of BPL Mumbai, a licensee for GSM mobile services in the telecommunications license areas of Mumbai, and the entire issued share capital of BCL, a licensee for GSM mobile services in the telecommunications license areas of Maharashtra, Tamil Nadu and Kerala. The aggregate consideration, which was paid in full in advance, was approximately INR25,115 million (HK$4,312 million or US$556.2 million), plus interest, before adjustments. Including the assumed debt of BCL and BPL Mumbai, the total consideration was approximately INR50,649 million (HK$8,696 million or US$1,122 million). Hutchison Essar subsequently entered into share purchase agreements in November 2005 and December 2005 with respect to the acquisition of BCL and BPL Mumbai, respectively. In January 2006, we completed the acquisition of BCL.

Completion of the acquisition of BPL Mumbai is conditional upon, among other things, regulatory approval from the Department of Telecommunications of India. This regulatory approval has not yet been obtained. The regulatory approval requirement is described in further detail in “—Regulation—India.” Under the terms of the BPL Mumbai share purchase agreement, if the acquisition of BPL Mumbai has not been completed by June 30, 2006, Hutchison Essar is entitled, on behalf of the parties selling BPL Mumbai to Hutchison Essar, to arrange for a bona fide sale of BPL Mumbai to a third party in the most efficient manner possible at the time. The proceeds of such a sale would be applied so that the parties selling BPL Mumbai to Hutchison Essar would receive an amount equal to the consideration payable to them by Hutchison Essar, less any advances that have already been paid to them by Hutchison Essar. The remainder would go to Hutchison Essar.

In September 2005, Hutchison Essar also entered into a conditional agreement with Essar Teleholdings and its subsidiary to purchase from them the entire issued share capital of Spacetel, the applicant for unified access (basic and mobile) services licences in the seven remaining license areas in which we currently do not operate: Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. The consideration was INR255 million (HK$43.8 million or US$5.6 million), which was paid in full in advance. Completion is conditional upon, among other things, approval from the Department of Telecommunications of India. This regulatory approval has not yet been obtained.

In January 2006, we entered into an agreement with Hutchison Call Centre Holdings Limited, an indirect subsidiary of Hutchison Whampoa, for the acquisition of the entire issued share capital of Hutchison Tele-Services (India) Holdings Limited, which, through its wholly owned subsidiary, 3 Global Services Private Limited, or 3 Global Services, operates a telecommunications services call center business in India. The total consideration was US$14.2 million. The acquisition was completed in February 2006. 3 Global Services is the entity through which we have entered into certain put and call option arrangements with ND Callus and Centrino, as described in “—Reorganization”. 3 Global Services provides call center services to members of the Hutchison Whampoa group, as described in “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Acquistion of call center from the Hutchison Whampoa group.”

Ownership

On November 1, 2004, we received the approval of the Indian government’s Foreign Investment Promotion Board to proceed with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company. On February 1, 2005, we completed the consolidation of the Hutch India operating companies, as a result of which all of our Indian operations were consolidated under Hutchison Essar.

We own 42.34% of the voting securities of Hutchison Essar. Telecom Investments India Ltd., or TII, a joint venture between us and two other shareholders, owns 19.54% of Hutchison Essar directly and through its subsidiaries. We hold an indirect interest in Hutchison Essar through our 37.25% interest in TII, and we consolidate TII and its two other shareholders in our consolidated accounts. Essar Teleholdings, together with its affiliated companies, which we refer to collectively as the Essar group, owns 33.01% of Hutchison Essar. During 2005, the Essar group exercised options as a result of which it acquired 3.43% of the issued share capital of Hutchison Essar from UMT Investments Limited, or UMTI, for approximately INR2,670 million (HK$458.4 million or US$59.1 million) and 0.57% of the issued share capital of Hutchison Essar from Jaykay Finholding (India) Private Limited, or JKF, for approximately INR53 million (HK$9.1 million or US$1.2 million). IndusInd Telecom Networks Limited, a member of the Hinduja group, owns the remaining 5.11% of Hutchison Essar.

The following summary organizational chart shows the equity interests held in Hutch India and the structure of its operating companies:

HTIL Group
37.25%
Telecom Investments India Ltd
Essar Group
IndusInd Telecom Networks Limited
42.34%
19.54%
33.01%
5.11%
Hutchison Essar Limited
100%
100%
49%
100%
100%
Hutchison Telecom East Limited
Hutchison Essar Mobile Services Limited
Fascel Limited
BPL Mobile Cellular Limited
100%
50.815%
Aircel Digilink India Limited
Hutchison Essar South Limited

Reorganization

On November 3, 2005, the Indian Government announced new rules governing foreign direct investment in mobile telecommunications operators in India, as discussed in further detail in “—Regulation—India—Foreign ownership restrictions”. Under the new rules, the ceiling for foreign direct investment was increased from 49% to 74%, but the definition of foreign direct investment was also clarified. Previously, the foreign investment rules required only that the direct holding by a foreign investor could not exceed 49%, whereas under the new rules, all attributable direct and indirect holdings are counted.

As a result of the announcement of the new rules, we and companies in the Kotak Mahindra Capital Company Limited group of companies, or Kotak group, which was our partner in a joint venture structure that in aggregate held a 19.54% interest in Hutchison Essar, undertook a review of the joint venture holding structure in advance of and in anticipation of a possible public offering of Hutchison Essar’s shares as well as compliance with the new rules. This resulted in the following reorganization of the joint venture, which was completed in March 2006:

•	the Kotak group sold its interests in TII, one of the joint venture companies, to ND Callus Info Services Private Limited, or ND Callus, a company ultimately controlled by a resident Indian citizen, resulting in ND Callus owning a 38.78% interest in TII, which holds a 19.54% interest in Hutchison Essar, thus representing an indirect interest of 7.58% in Hutchison Essar;

•	The Kotak group sold its direct interest in JKF, another of the joint venture companies, to TII, while we sold our direct interest in UMTI, another of the joint venture companies, to JKF, and our direct interest in Usha Martin Telematics Limited, or Usha Martin Telematics, another of the joint venture companies, to UMTI. These transactions resulted in a simplified structure in which the interests of all of the shareholders of the joint venture were held directly through TII only, and JKF, UMTI and Usha Martin Telematics became wholly-owned subsidiaries of TII;

•	Centrino Trading Company Private Limited, or Centrino, a company ultimately controlled by Hutchison Essar’s current Managing Director (who is a resident Indian citizen), subscribed for new shares of TII, resulting in Centrino owning a 23.97% interest in TII, which represents an indirect interest of 4.68% in Hutchison Essar;

•	the shareholders’ agreement relating to each of TII, JKF, UMTI and Usha Martin Telematics was terminated, resulting in the termination of all of the previously existing put and call options relating to the shares of TII, JKF, UMTI and Usha Martin Telematics; and

•	we entered into a new shareholders’ agreement with ND Callus and Centrino in respect of TII, under which (i) we received the right to subscribe for new shares of TII representing up to 25% of TII following such subscription, (ii) we granted put options to ND Callus and Centrino with respect to their shares of TII, and (iii) each of ND Callus and Centrino granted call options to us with respect to their shares of TII. The purchase price in each case would be the fair market value of the TII shares at the time of exercise, as agreed by the parties, or if agreement could not be reached, then as determined by a specified independent investment bank.

We accounted for each of the joint venture companies as our subsidiaries prior to the reorganization, and following the reorganization continue to account for TII and its subsidiaries as our subsidiaries. We also account for ND Callus and Centrino as subsidiaries.

Each of Centrino and ND Callus obtained a bank loan to finance its purchase of TII shares, and we provided credit support for those loans in the form of a standby letter of credit. In consideration of our agreement to provide to Centrino and ND Callus the credit support and as part of security to us for providing the credit support, we were granted the following options:-

•	Each of Centrino and ND Callus granted us a right to subscribe at par value for its new shares representing up to 97.5% and 97%, respectively, of its enlarged share capital. These options are exercisable by us at any time for a period of ten years from March 1, 2006 at a subscription price equal to the par value of the new shares; and

•	The indirect holding companies of each of Centrino and ND Callus granted us a call option pursuant to which we may purchase all of the shares of the direct holding companies of Centrino and ND Callus, respectively. Each of these call options may be exercised at any time after we (a) have exercised the subscription right with respect to the shares of Centrino or ND Callus, as the case may be, which would result in us, in aggregate, holding more than 50% of the issued share capital of such company, (b) have exercised our subscription option with respect to shares of TII under the TII shareholders agreement, as described below in “—Shareholding arrangements”, which would result in us, in aggregate, holding more than 50% of the issued ordinary share capital of TII or (c) become eligible under all applicable Indian laws and regulations to hold the shares of Centrino or ND Callus, as the case may be, issuable under the subscription rights mentioned above. The strike price for each of the call options is the fair market value as agreed by the parties or if the parties are unable to agree, as determined in accordance with a formula. In consideration of the granting of the call options to us, we have granted the respective indirect holding companies of Centrino and ND Callus a put option pursuant to which they may require us to purchase all of the shares of the direct holding company of Centrino and ND Callus, respectively. Each of these put options may be exercised in the same circumstances as the call options, and, in addition, may be exercised (i) any time after we have transferred the subscription right in respect of Centrino or ND Callus shares, as the case may be, to a party eligible under all applicable Indian laws and regulations to hold such shares or (ii) if Centrino or ND Callus, as the case may be, has received a notice of default under their respective bank loan facilities. The strike price for each of the put options is determined in the same manner as the strike price for the corresponding call option.

As part of the reorganization, our wholly-owned subsidiary CGP India Investments Limited, or CGP, subscribed for 7,500 new JKF preference shares at a cash subscription price of INR7,500 million (HK$1,288 million, or US$166 million) in March 2006. The JKF preference shares are non-voting (except in limited defined circumstances), redeemable 20 years after allotment, non-convertible with a redemption premium of 13% per annum compounded and subject to a fixed dividend of INR10 per annum per JKF preference share.

Shareholding arrangements

The directors of Hutchison Essar are appointed by the various shareholder groups in accordance with the relevant term sheet agreements relating to the consolidation of the Hutch India operating companies under Hutchison Essar. The shareholders have held negotiations regarding the form of a new shareholders agreement for Hutchison Essar to replace the separate shareholder agreements that were in place prior to the consolidation. As of the date of this annual report, however, no such agreement has been executed. Under our term sheet arrangements with other shareholders, we may appoint a number of directors proportionate to our directly-held equity interests in Hutchison Essar, as a result of which, under Hutchison Essar’s current board structure of 11 directors, we have appointed five directors. Moreover, under the shareholders agreement for TII, for so long as TII has the right to appoint two directors to the board of directors of Hutchison Essar, we have the right to appoint one of those directors. As a result, six of the 11 directors on the board of directors of Hutchison Essar have been appointed by us.

In addition, we and certain of the shareholders of Hutchison Essar each have veto rights over certain material matters relating to the business operations of Hutchison Essar. These material matters include approval of the business plan and budget, the decision to consolidate or merge into another company, the entry into contracts with shareholders or their affiliates, liquidation and the entry into contracts above specific monetary thresholds that are outside the scope of the then-approved business plan. We are also involved with the other shareholders in the management of Hutchison Essar and the other operating companies pursuant to these arrangements.

The shareholder arrangements contain some restrictions on share transfers. For example, in most cases, we have a right of first refusal in the event the other shareholders wish to transfer their shares in Hutchison Essar to a third party. Another example is that one of the other shareholders has a similar right of first refusal in the event we wish to transfer our shares to certain specified third parties. Our rights to acquire additional shares from the other shareholders are subject in each case to the foreign ownership restrictions described in “—Regulation—India—Foreign ownership restrictions.” Furthermore, in the event we sell our shares in Hutchison Essar to a third party to below a specified level, some of the other shareholders may require us to procure the purchase of their shares by such third party on the same terms.

We hold 100% of the non-convertible preference shares issued by TII. These preference shares entitle us to receive nominal dividend payments and a redemption premium that accrues at a rate that provides a 13% yield. While dividends are paid, the preference shares do not have any voting rights. However, the preference shares give us an additional economic interest in these operators. As of April 23, 2006, the last premium accrual date, the aggregate redemption value of the preference shares was approximately INR14,959 million (HK$2,568 million or US$331.3 million). We also hold all of the non-convertible preference shares issued by JKF, a wholly-owned subsidiary of TII, which are described in “—Reorganization” above.

In December 2005, Essar Teleholdings repaid third-party loans for which we had been obligated to provide credit support of up to US$260 million. As a result, our credit support obligations were terminated.

On June 30, 2005, Essar Teleholdings exercised an option to acquire from Usha Martin Telematics an additional 3.43% of the equity of Hutchison Essar. Usha Martin Telematics had a similar option to purchase from Essar Teleholdings an additional 1.73% of Hutchison Essar. This option expired unexercised on June 30, 2005.

Consolidation into financial accounts

Hutch India is consolidated into our consolidated accounts included in this annual report, notwithstanding the fact that we do not own a majority of the voting equity interests in Hutchison Essar or the other mobile telecommunications operators in India. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our consolidated accounts are prepared, in accordance with Hong Kong Accounting Standard 27 “Consolidated and Separate Financial Statements.” We take the majority of the economic risks and are entitled to the majority of the rewards from these subsidiaries, on a long-term basis, after taking into consideration the following factors:

•	our direct and indirect economic shareholdings result in us holding more than 50% of the economic interest in the Indian operations;

•	non-voting preference shares with redemption premium features provide us with additional economic rewards;

•	our counter-indemnity to the Hutchison Whampoa group for the guarantees it has provided to our non-wholly owned Indian operating businesses, with the guarantees being disproportionate to our economic interest in these businesses;

•	our commitment to provide financial support for third party shareholders of the operating companies; and

•	our rights under the shareholders’ arrangements described above, including our rights with respect to director appointments, veto and other rights over the approval of business plans and budgets and other material matters relating to the business operations in Hutch India, and the call and put options, which if exercised, would entitle us or a third-party nominee, in each case subject to foreign ownership restrictions, to additional equity interests in the Indian entities through which we hold indirect interests in Hutch India.

The Hutch India mobile telecommunications operators are consolidated and treated as subsidiaries under US GAAP on the basis of our determination under applicable accounting guidelines that the entities are variable interest entities and we have been the primary beneficiary of these operators from the date of their acquisition or incorporation. For further information, see note 39 to our consolidated accounts.

India mobile telecommunications market

The Indian mobile telecommunications industry has experienced high growth in recent years. According to COAI, the total number of GSM mobile telecommunications subscribers in India has increased from approximately 5.3 million as of December 31, 2001 to 75.4 million as of December 31, 2005. Approximately 28 million people became new mobile customers in India in 2005, providing strong growth potential for us. As of December 31, 2005, our operations collectively covered approximately 72% of India’s population.

Competition

There is substantial competition in the Indian mobile telecommunications industry based principally on the price and range of value-added services, depth of sales and distribution network, brand awareness, network coverage and service quality. Although we only offer GSM services in India, we compete with all other GSM and CDMA operators in our service areas. Based on monthly customer numbers published by the AUSPI and monthly market share data published by the COAI, Bharti Televentures Limited, or Bharti Televentures, a GSM operator, was the largest nationwide mobile telecommunications operator in India as of December 31, 2005. Other private competitors include Reliance Infocomm Limited, or Reliance Infocomm, a CDMA and GSM operator, Tata Teleservices Limited, or Tata Teleservices, a quasi-national CDMA operator, Idea Cellular Limited, a GSM operator, and the government-controlled GSM operator Bharat Sanchar Nigam Limited, or BSNL, which offers GSM services everywhere in India except Mumbai and Delhi. In Mumbai and Delhi, Mahagana Telephone Nigam Limited, or MTNL, is the government-controlled telecommunications operator.

As a result of historically low customer acquisition costs and a historical lack of handset subsidies, India also has a higher churn rate than other mobile telecommunications services markets. Our ability to compete successfully in India going forward depends on, among other things, our ability to anticipate and respond to competitive factors affecting the Indian mobile telecommunications industry. The market has experienced repeated price drops in the last four years, which came about due to changing regulatory dynamics and the launch of new services by Reliance Infocomm, BSNL, Tata Teleservices and Bharti Televentures. We expect that tariffs in India will continue to decline and customers will have a greater choice of mobile telecommunications operators throughout India.

Spectrum and mobile telecommunications networks

All of our mobile telecommunications networks in India operate in either the 900 or 1800 MHz spectrum band using GSM technology. We operate 16 GSM networks. We have been allocated between 4.8 MHz to 10 MHz of spectrum depending on the number of customers in the relevant service area. We are entitled to have as much as 15 MHz per service area, which we believe is adequate to meet our capacity requirements in India for the next few years.

We build our own fiber/microwave synchronous digital hierarchy network in India where commercially viable. In most other areas in India, we have either leased or purchased capacity from telecommunications infrastructure providers. In order to reduce capital and network operating costs, approximately 30% of our total cell sites in India are shared with competitors.

Israel

Overview

In Israel, we provide 2G GSM and 3G mobile telecommunications services through Partner. Partner is the second largest mobile telecommunications operator in Israel, with approximately 2.5 million customers as of December 31, 2005. It is the leading provider of 3G services in Israel and operates the only network in Israel that offers full 3G services, covering over 90% of the population. After launching 3G services in December 2004, Partner had more than 100,000 3G customers as of December 31, 2005.

As of May 31, 2006, we held approximately 51.3% of the issued share capital of Partner. Partner’s shares are quoted on the Tel Aviv Stock Exchange and its American Depositary Shares are quoted on The Nasdaq National Market, or Nasdaq, and on the London Stock Exchange.

Partner markets its services under the Orange brand.

The following table sets out certain market and operating data for Partner’s services as of the dates or for the periods indicated:

Partner’s services in Israel

	As of or for the year ended December 31,
	2003	2004	2005
Total customers (in millions)(1)	2.10	2.34	2.53
Growth in total customers (%)	14.5	11.3	8.1
Total turnover (in NIS) (2)	4,468	5,141	5,123
Growth in total turnover (%)(2)	10.2	15.1	0.0
Blended ARPU (in NIS)(2)(3)	171	170	156
Blended MOU (in minutes)(4)	277	286	295
Blended Churn (%)(5)	13.6	12.0	13.6

(1)	Total customers represent postpaid, prepaid and business customers at end of reporting period.
(2)	Partner’s results are presented in New Israeli Shekels, or NIS, in its consolidated financial statements which are prepared under US GAAP. We did not consolidate Partner’s results until April 2005.
(3)	The ARPU is calculated by (i) dividing, for each month in the relevant year, revenue during the month, excluding revenue from equipment sales and including revenue from foreign GSM network operators for calls made by their roaming customers while in Israel using Partner’s network, by the average number of Partner customers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.
(4)	The MOU is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of postpaid/prepaid customers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(5)	Churn is the total number of customers who disconnect from Partner’s network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of Partner’s customers at the beginning and end of such period. The churn rate includes subscribers who have not generated revenue for Partner for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to customers switching to a competing mobile telephone network or terminating their use of Partner’s services.

Prior to April 20, 2005, we accounted for the results of operations of Partner under the equity method of accounting. Following the completion of the share buyback by Partner on April 20, 2005, our interest in Partner increased above 50%. As a result, we began consolidating Partner’s results commencing with the second quarter of 2005. See “Operating and Financial Review and Prospects—Basis of Preparation of Accounts.”

Products and services

Partner’s 2G services include standard and enhanced voice services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, icon, ringtone and game downloads, information services, GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services.

Partner’s new 3G services include video calls, a new portal of content services including video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps. In March 2006, Partner soft launched HSDPA to the business sector. HSDPA is a technological enhancement to Partner’s 3G services which, through a HSDPA data card modem, enables customers to access 3G services at higher speeds. Partner soft launched HSDPA with limited coverage in the center of Israel and plans to expand the coverage area gradually.

Ownership

Prior to April 20, 2005, we held approximately 42.9% of the issued share capital of Partner, making us the largest shareholder in Partner. On April 20, 2005, Partner completed a buyback of its shares from Elbit Ltd., or Elbit, Polar Communications Ltd., or Polar, Eurocom Communications Ltd., or Eurocom, and Matav Investments Ltd., or Matav Investments. A total of 33,317,933 shares were purchased at a price of NIS32.2216 (HK$58.3210 per share). As a result of the buyback and subsequent cancellation of the purchased shares, our interest in Partner increased to over 50% of the issued and outstanding share capital of Partner. As of May 31, 2006, we held approximately 51.3% of the issued share capital of Partner.

In April 2005, amendments to Partner’s telecommunications license became effective which required that Partner’s founding shareholders hold, in the aggregate, at least 26% of its outstanding shares. The amendments also reduced the required minimum holdings of Partner’s shares by Israeli citizens and residents from 20% to 5%. Under the terms of a restated relationship agreement that we entered into on April 20, 2005 with Elbit, Polar, Eurocom, Matav Investments, Matav Cable Systems Media Ltd., or Matav Cable, and Tapuz Cellular Systems Ltd., or Tapuz, we have agreed to hold such number of shares of Partner as will be required to comply with the minimum founding shareholder percentage of 26% required under Partner’s license, less the 5% required to be held by Israeli citizens and residents, which the Israeli shareholders that are party to the relationship agreement have agreed to hold.

In April 2005, our shares of Partner, which had been pledged in support of a loan facility provided to Partner, were released from the pledge after the loan facility was replaced by a new loan facility.

Partner’s board of directors comprise 11 directors. Under the restated relationship agreement, the Israeli shareholders who are party to the agreement are entitled to appoint 10% of the directors on Partner’s board of directors, which, based on the current number of directors, entitles the Israeli shareholders to appoint one director. In addition, to the extent required by applicable law or Partner’s license, we are obligated to vote our shares in each general meeting of Partner at which directors are elected to ensure that a majority of the directors of Partner are Israeli citizens or residents. Except for these requirements, obligations of the parties to vote for each other’s directorship nominations were eliminated. Provisions specifying shareholders’ rights to nominate the members of Partner’s executive committee, the chairman of Partner’s board of directors and Partner’s chief financial officer, and provisions restricting transfers of shares, were also eliminated. If a party to the relationship agreement commits certain events of default described in the agreement, it may be required to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the relationship agreement which has a material adverse effect on Partner, and in the case of such breach, the purchase price at which the shares are to be sold will be market value less a 17.5% discount.

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

As of December 31, 2005, Israel had a mobile phone penetration rate of over 100%. Market data from industry sources indicates that the total market size was approximately 7.9 million subscribers as of December 31, 2005, representing approximately 113% of Israel’s population.

Competition

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS Communications Limited. Partner is the second largest mobile telecommunications operator in Israel. Israel’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. Partner competes with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

Partner, Cellcom and Pelephone have each been awarded a 3G license, and Cellcom launched services using EDGE technology in the first half of 2004. Cellcom is expected to launch its 3G service in 2006.

Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the name Jawwal in the areas of the West Bank and Gaza Strip administered by the Palestinian Authority, as well as a land-line network. Paltel’s GSM network competes with Partner’s network in some border coverage overlap areas.

Spectrum and mobile telecommunications networks

As of December 31, 2005, Partner’s 2G and 3G networks covered approximately 97% and 92%, respectively, of the Israeli population.

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

In December 2001, the Israeli Ministry of Communications awarded Partner two bands of spectrum: one band comprising 10 MHz of paired GSM 1800 spectrum and one band comprising 10 MHz of paired and of 5 MHz unpaired UMTS third-generation spectrum. During 2002, Partner started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of its GSM 900 network, and to further improve the quality of its GSM 900 network. In 2004, Partner launched 3G services. In March 2006, Partner soft launched HSDPA to the business sector, enhancing its 3G services.

Thailand

Overview

In Thailand, we market services using CDMA2000 1X technology under the “Hutch” brand. We began operations in Thailand in February 2003. As of December 31, 2005, the Hutch brand service had approximately 732,000 customers.

During 2005, we launched a number of cost saving initiatives, including streamlining the organization and outsourcing of network maintenance and IT operations. This resulted in improved financial results for the year.

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

The following table sets out certain market and operating data for the Hutch brand CDMA2000 1X services as of the dates or for the periods indicated:

Hutch brand CDMA2000 1X services in Thailand

	As of or for the year ended December 31,
	2003	2004	2005
Total customers (in millions)(1)	0.22	0.62	0.73
Growth in total customers (%)	—	174.6	19.0
Total turnover (in HK$ millions)	355	1,219	1,045
Growth in total turnover (%)	944.1	243.4	(14.3)
Blended ARPU (in THB)(2)	1,076	1,001	669
Blended MOU (in minutes)(3)	168	406	385
Blended Churn (%)(4)	2.9	7.8	7.1

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Since commencing operations in Thailand in February 2003, we have experienced start-up operational and control difficulties in growing our business. During 2005, we launched a number of cost saving initiatives, including streamlining the organization and outsourcing of network maintenance and IT operations. This resulted in improved financial results for the year. As of December 31, 2005, the bad debt provision of Hutchison CAT totaled HK$249 million (US$32.1 million), a reduction from HK$263 million as of December 31, 2004. The total number of customers as of December 31, 2005 is calculated after deducting those of CAT Telecom’s customers using the Hutch brand service for whom bad debt provision has been made.

Products and services

In addition to traditional voice and text messaging services, we provide services and applications that are designed to take full advantage of the CDMA2000 1X network.

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

Consolidation into financial accounts

In accordance with the foreign ownership restrictions set forth in applicable Thai laws and regulations, Thai shareholders own a majority of the equity interests in Hutchison CAT and BFKT. Notwithstanding the fact that we do not directly hold a majority of the equity ownership interests in Hutchison CAT or BFKT, we are nonetheless able to consolidate these businesses into our consolidated accounts included in this annual report. They are consolidated as our subsidiaries under Hong Kong GAAP, the accounting principles under which our consolidated accounts are prepared, because we have governing power over the business operations by virtue of our voting control and agreement with the Thai shareholders. We can exercise approximately 80% of the voting rights of Hutchison Wireless which holds 73.9% of the equity shares in Hutchison CAT, and approximately 95% of the voting rights in PKNS which can exercise almost 100% of the voting rights in BFKT, as detailed above. For accounting consolidation purposes, the losses applicable to the minority interests in the Thailand businesses to the extent that they exceed the minority interests’ share of the Thai entities’ common equity are charged against our profit and loss account. For further information, see note 3C to our consolidated accounts. These Thailand businesses are also consolidated under US GAAP for the same reasons as they are consolidated under Hong Kong GAAP.

Mobile telecommunications industry in Thailand

Although the Thai mobile telecommunications market saw a 120% increase in customers from 2001 to 2002, growth slowed to approximately 19% in 2005. The penetration rate for mobile telecommunications services in Thailand was approximately 44% as of December 31, 2005, based on the number of activated subscriptions.

In Thailand, a significant majority of mobile telecommunications customers are prepaid customers. We began marketing prepaid subscriptions in Thailand in late March 2004. Prior to March 2004, we marketed only postpaid subscriptions. As of December 31, 2005, we estimate that the Hutch brand service was ranked fourth in terms of the number of postpaid subscriptions in Thailand with approximately 345,000 postpaid customers.

Competition

The Hutch brand service is a relatively new entrant to the Thai mobile telecommunications market and was the second smallest mobile telecommunications service in Thailand as of December 31, 2005. As the newest entrant in the Thai mobile telecommunications industry, the Hutch brand service faces significant competition from more established brands with an existing large customer base. The Hutch brand service competes with three other major mobile telecommunications operators: Advanced Info Services, Total Access Communications and True Move Company Limited (formerly known as TA Orange Company Limited), all of which had significantly larger market share.

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

Indonesia

On July 27, 2005, we completed the acquisition of a 60% equity interest of PT Hutchison CP (formerly known as PT Cyber Access Communications), the holder of a combined 2G and 3G mobile telecommunications license in Indonesia at a consideration of US$120 million. We purchased our interest from affiliates of the Charoen Pokphand Group Indonesia, who continue to hold the remaining 40% equity interest of PT Hutchison CP.

PT Hutchison CP proposes to provide services on a GSM 1800 network with UMTS infrastructure overlaid in key cities, including Jakarta and Surabaya.

Indonesia has a population of more than 217 million people and a relatively low mobile penetration rate of approximately 20%. In 2005, the number of mobile customers in Indonesia grew by approximately 35%.

PT Hutchison CP was awarded the first nationwide mobile telecommunications licence to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia. It was at that time one of only two mobile telecommunications operators in Indonesia awarded such a combined licence. PT Hutchison CP has been allocated 2 x 10 MHz of spectrum in the 1800 MHz frequency band and an initial 2 x 5 MHz of spectrum in the 2.1 GHz frequency band. Further, an additional 2 x 5 MHz of spectrum in the 2.1 GHz frequency band has been reserved for PT Hutchison CP for allocation after January 1, 2008, provided that PT Hutchison CP has paid all fees due and satisfied its construction commitments in line with its construction plan approved by the government of Indonesia.

Towards the end of 2005, we commenced the expansion of PT Hutchison CP’s nationwide wireless network, which we expect to launch commercially in the second half of 2006. PT Hutchison CP has engaged Siemens as its mobile telecommunications network supplier.

Vietnam

Vietnam has a population of more than 83 million and a relatively low mobile telecommunications market penetration rate of approximately 11%. We expect to launch a nationwide CDMA network with Hanoi Telecommunications in the second half of 2006.

On February 18, 2005, we received an investment license from the Ministry of Planning and Investment of Vietnam effective February 4, 2005, approving a business cooperation contract, or BCC, that Hutchison Vietnam, our indirect wholly owned subsidiary, had entered into on July 12, 2004 with Hanoi Telecommunications. The investment license has a term of 15 years.

Vietnamese law does not permit foreign ownership in an entity that operates a telecommunications network. Therefore, foreign investors in this sector may only invest through a BCC. The BCC is a form of investment in which Vietnamese and foreign partners agree to carry on an investment and business activity without creating a new entity. The parties agree to share profits and losses, in much the same way as a partnership. One or both parties may contribute fixed or working capital, but the division of profit will be what is agreed upon by the parties rather than being in the proportion of the capital contributions. The parties to a BCC may also establish a supervisory committee to manage the relationship between the parties, which we have done with Hanoi Telecommunications. In the case of a BCC involved in the construction of public telecommunications networks and provision of telecommunications service, the Vietnamese party must be an entity permitted to engage in the relevant business activities. The Vietnamese party usually contributes access to the networks and some working capital while the foreign partner contributes money for new fixed capital that then becomes the property of the Vietnamese partner at the end of the project. Management control of the network remains with the Vietnamese party.

Under the terms of our BCC with Hanoi Telecommunications, we are to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam and provide services over such network for a term of 15 years. Hutchison Vietnam will contribute capital and management resources towards the deployment and operation of the network. The network itself will be deployed and operated pursuant to a license and frequency allocation secured by Hanoi Telecommunications.

Under the BCC, we and Hanoi Telecommunications will share on an equal basis the free cash flow determined as cumulative profits before tax after the repayment of the funding paid by Hutchison Vietnam for the development of the network and the business (determined according to a pre-agreed formulation). Under the terms of the BCC, the parties expect the capital expenditure and working capital over the 15-year term of the business cooperation contract to be up to approximately US$655 million (HK$5,078 million).

There are six licensed nationwide mobile operations in Vietnam, comprised of three GSM networks using 900-MHz and 1800-MHz spectrum, two CDMA networks using 800MHz spectrum, and one CDMA network using 450 MHz spectrum.

Other countries and non-telecommunications businesses

Overview

We have majority interests and management control over mobile telecommunications operators in Sri Lanka and Ghana. We previously also had operations in Paraguay. Following a determination that Paraguay was not a market in which we had ambitions for growth, we completed the sale of all of our interest in Paraguay in July 2005. Our mobile telecommunications operating companies in these countries are focusing on developing customer growth in a manner appropriate to the circumstances of each country.

We expect to continue to expand and diversify our business by pursuing selected business opportunities in growth markets.

We also engage in non-telecommunications businesses, principally through the IT solutions business of Vanda (B.V.I.) Limited, or Vanda BVI.

The following table sets out certain operating data for our mobile telecommunications services in Sri Lanka, Ghana and, Paraguay, and non-telecommunications businesses, as of the dates or for the periods indicated. In July 2005, we completed the sale of our operations in Paraguay.

	As of or for the years ended December 31,
	2003	2004	2005
Total customers (in millions)(1)	0.14	0.24	0.30
Growth in total customers (%)(1)	58.4	75.1	21.3
Total turnover (in HK$ millions)	139	1,064	722
Growth in total turnover (%)	148.2	665.5	(32.1)
Blended ARPU (in HK$)(2)	94	89	48
Blended MOU (in minutes)(3)	138	180	138
Blended churn (%)(4)	1.5	2.8	3.9

(1)	Total customers comprise postpaid mobile telecommunications customers and prepaid mobile telecommunications customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total mobile telecommunications service revenues from Sri Lanka, Ghana and Paraguay during the period, divided by the weighted average number of activated mobile telecommunications customers in those countries in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated mobile telecommunications customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of mobile telecommunications customers at the beginning of such period.

Sri Lanka

In August 1997, we acquired a 100% interest in Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.), or Lanka, which holds one of the four nationwide mobile telecommunications licenses in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo and providing mobile handsets to customers who needed affordable mobile telecommunications services in the Colombo area. Recognizing the telecommunications needs of the broader unserved rural population, we subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. As of December 31, 2005, we had approximately 239,000 customers using GSM technology.

We launched standard GSM services in the Colombo area in May 2004 under the Hutch brand. The analog network around Colombo was shut down in July 2004.

Ghana

In 1998, we acquired our interest in Kasapa Telecom Limited (formerly known as Celltel Limited), or Kasapa. In January 2005, our equity and voting interest in Kasapa increased from 80% to 100%.

Kasapa received a 15-year replacement license effective December 2, 2004 authorizing the provision of mobile cellular service on its present 800 MHz spectrum. Kasapa commenced offering CDMA service under this new license in September 2005 and shortly afterwards shut down the AMPS analog network that it had previously been using.

We operate a prepaid system and began offering voucher cards for sale in March 2003. In addition to these traditional voucher cards, we introduced electronic prepaid vouchers (printed for each customer) at point of sale terminals during 2004. The new lower denominations and their wider availability have improved affordability and provided greater customer convenience. We also introduced our lowest denomination voucher cards in December 2005.

Paraguay

We completed the sale of our operation in Paraguay on July 15, 2005.

Non-telecommunications businesses

Almost all of our non-telecommunications businesses are comprised of the IT solutions business of Vanda BVI. Vanda BVI was a subsidiary of Vanda Systems & Communications Holdings Limited (now known as Hutchison Global Communications Holdings), or Vanda Systems, and became our subsidiary when we became the majority shareholder of Vanda Systems in March 2004.

The IT solutions business of Vanda BVI and its subsidiaries includes trading of computers and peripherals, systems integration, provision of IT services, development and sale of software, distribution of IT products and provision of e-commerce solutions. It is engaged in these businesses in the People’s Republic of China, Hong Kong, Singapore and Malaysia.

Intellectual property

We have entered into a framework intellectual property rights licensing agreement with Hutchison International pursuant to which Hutchison International shall procure that certain domain names, trademarks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications services and operations of the relevant members of our group are licensed to, and will continue to be licensed to, our group. In particular, we have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3”, “Hutch” and “Hutchison Telecom” and other trademarks that include the word “Hutchison” or derivations of “Hutchison”. The intellectual property rights are, and will continue to be, licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with brand management and support.

Our operating companies in Hutch India, except Hutchison Essar and BCL, which have not yet entered into license agreements with respect to their respective license areas, have entered into license agreements with Hutchison 3G Enterprises to use the Hutch brand name. Under the license agreements between Hutchison 3G Enterprises and our Hutch India operating companies, if the aggregate direct and indirect shareholding of Hutchison Whampoa or any one or more subsidiaries of Hutchison Whampoa in a licensee falls below threshold levels of 45%, 40%, 30% and 20%, then upon falling below each such threshold, Hutchison 3G Enterprises is, for a period of 12 months, entitled to terminate the brand license. Following the sale on December 21, 2005 of approximately 19.3% of our shares by the Hutchison Whampoa group to Orascom Holding, Hutchison Whampoa’s aggregate direct and indirect shareholding in Hutch India’s operating companies fell below 40%, thus entitling Hutchison 3G Enterprises to terminate the license agreements with the Hutch India operating companies at any time prior to December 21, 2006. As of the date of this annual report, we have not received any notice of termination from Hutchison 3G Enterprises, although we cannot assure you that Hutchison 3G Enterprises will not issue such a notice.

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

Licenses and network infrastructure

We are dependent on the licenses we hold to provide our telecommunications services. Further detail on the issue and regulation of licenses can be found in “—Regulation.” The table below summarizes the significant licenses held by our group and details of their related network infrastructure:

Country and Service Area	License Expiration Date	Network Type
Hong Kong	November 2020	GSM 800/900
Hong Kong	September 2006(1)	GSM 1800 PCS
Hong Kong	November 2008	CDMA IS95B
Hong Kong	October 2016	UMTS
Hong Kong	June 2010	Fixed-line
Macau	July 2010	GSM 900/1800
India:
Mumbai	November 2014(2)	GSM 900/1800
Delhi	November 2014(2)	GSM 900/1800
Kolkata	November 2014(2)	GSM 900/1800
Gujarat	December 2015(2)	GSM 900/1800
Chennai	September 2021(2)	GSM 1800
Andhra Pradesh	September 2021(2)	GSM 1800
Karnataka	September 2021(2)	GSM 1800
Rajasthan	December 2015(2)	GSM 900
Haryana	December 2015(2)	GSM 900
Uttar Pradesh (East)	December 2015(2)	GSM 900
Punjab	October 2021(2)	GSM 1800
Uttar Pradesh (West)	February 2024(2)	GSM 900
West Bengal	March 2024(2)	GSM 900
Maharastra	November 2014(2)	GSM 900
Tamil Nadu	December 2015(2)	GSM 900
Kerala	November 2015(2)	GSM 900
Israel	February 1, 2022(3)	GSM 900, GSM 1800, UMTS
Thailand (25 provinces)	N/A(4)	CDMA2000 1X(4)
Indonesia	N/A(5)	GSM 1800/UMTS
Vietnam	April 2018(6)	CDMA 2000 1X
Sri Lanka	February 10, 2012	GSM 900
Ghana	December 2019	CDMA2000 1X

(1)	OFTA has offered us replacement licenses upon expiration but with different license conditions as described in “—Regulation–Hong Kong—Licenses.”
(2)	License may be extended for a further 10-year term.
(3)	License may be renewed for additional six-year term.
(4)	The licenses are held by CAT Telecom. Through Hutchison CAT, we provide marketing services to CAT Telecom. See “—Operating companies review—Thailand.”
(5)	License is for an unlimited period to the extent PT Hutchison CP complies with its terms and the prevailing laws and regulations.
(6)	License is held by Hanoi Telecommunications.

Regulation

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific law and regulation covering telecommunications services. The following sections describe the regulatory framework and the key regulatory developments in the countries in which we have operations.

Hong Kong

Overview

Hong Kong’s telecommunications regulatory regime is considered pro-competition and pro-consumer. The Telecommunications Authority is a public officer appointed by the Chief Executive under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), or the Telecommunications Ordinance. The Telecommunications Authority is supported by OFTA, the executive arm of the Telecommunications Authority.

The Telecommunications Ordinance, together with subsidiary legislation such as the Telecommunications Regulations and various statements, guidelines and codes of practice issued by the Telecommunications Authority, operate to form the overall regulatory landscape of Hong Kong’s telecommunications industry. The Communications and Technology Branch of the Commerce Industry and Technology Bureau of Hong Kong, or CITB, is responsible for developing the telecommunication policies for Hong Kong and monitors the overall regulatory regime. The industry itself also plays a role in the development of the regulatory environment. OFTA regularly issues consultation papers to solicit views of the public and industry in respect of proposed guidelines and regulations that would subsequently form part of the regulatory framework governing Hong Kong’s telecommunications market.

Acquisitions and merger of telecom carriers in Hong Kong are subject to the merger control regime under the Telecommunications Ordinance. There are no specific investment restrictions on foreign companies wishing to invest in Hong Kong-based telecommunications operators or service providers. However, OFTA’s guidelines generally require that license applicants are companies incorporated or registered under the laws of Hong Kong.

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

Spectrum policy review

When concluding its consultation on the renewal of 2G licenses in November 2004, the government of Hong Kong announced that it would commence a spectrum policy review in 2005 on the overall policies of allocation and assignment of radio spectrum for telecommunications and related services, including mobile and fixed services. The review by the CITB is now in progress.

Broadband wireless access

OFTA issued consultation papers in December 2004 and August 2005 regarding the licensing framework for the deployment of broadband wireless access. OFTA has not yet reached a decision regarding its licensing proposals. OFTA stated in January 2006 that it would commence the process of licensing the spectrum for new wireless services when it considers that sufficient clarity has been provided on the future regulatory environment.

Review of fixed mobile convergence

OFTA has commenced reviewing the existing regulatory framework in view of the growing convergence of fixed and mobile services. Topics being reviewed include the current fixed/mobile interconnection regime and its charging arrangement, unified licensing for fixed, mobile and “nomadic” services and fixed/mobile number portability.

Licenses

2G licenses

We use GSM and CDMA network technologies for our 2G mobile operations in Hong Kong. We currently hold two 2G licenses. The first 2G license is Mobile Carrier License (No. 85), or License No. 85, under which we are now providing both GSM service and CDMA service in the 800/900 MHz radio spectrum band. License No. 85 licenses CDMA service for three years up to November 2008 and GSM service for 15 years up to November 2020.

License No. 85 is the replacement license for our previous PRS licenses for GSM service (No. 010) and CDMA service (No. 009). PRS refers to public radio communications services. Pursuant to a public consultation on licensing concluded by the Telecommunications Authority in November 2004, the right of renewal for another full term of 15 years was not offered to us in respect of our PRS license for CDMA upon its expiry in November 2005. Instead, a customer migration period of three years, up to November 2006, with one-third of the original assigned CDMA spectrum (2 x 2.5 Mhz paired spectrum), was granted to us under License No. 85.

The second 2G license currently held by us is a 10-year PRS License (No. 058), or License No. 058, for GSM and Personal Communication Services in the 1800 MHz radio spectrum band. The term of License No. 058 began on September 30, 1996 and will expire on September 30, 2006. We have accepted OFTA’s offer of a right of first refusal to take up a replacement license for another 15 years in respect of License No. 058 upon its expiry in September 2006.

Under License No. 85 and the proposed replacement for License No. 058, the spectrum assigned under these licenses will be subject to spectrum utilization fees. These fees are calculated as a percentage of network turnover. However, for an initial period of five years from the date of issue, the spectrum utilization fees are for a fixed amount to minimize the impact they will have on the licensees’ operating costs. Unlike 3G licenses, these 2G licenses do not require the licensees to provide performance bonds in support of their spectrum utilization fee payment obligations.

The Telecommunications Authority has stated that the open network access requirements stipulated in the replacement 2G licenses need not be complied with during the first five years of the license.

The Telecommunications Authority has stated that the open network access requirements stipulated in the replacement 2G licenses need not be complied with during the first five years

3G license

On October 22, 2001, we obtained a 3G license in the 1900-2200-MHz radio spectrum band for Hong Kong. The term of the license is 15 years, commencing from October 22, 2001. Under the license, we and other 3G licensees are subject to open network access requirements to make available up to 30% of the capacity of our networks for use by non-affiliated mobile virtual network operators and service providers. The network capacity is determined as the sum of the capacities of the installed base station equipment plus the extra capacity that can reasonably be deployed through the addition or reconfiguration of base station equipment in a prescribed period of time. However, this does not impose an obligation on the licensees to deploy additional carriers or base station sites.

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

In addition to the FTNS license, we also hold various public non-exclusive telecommunications service (PNET) licenses used in other areas of our fixed-line telecommunications business, including for our data center and broadband services. The term of each of these licenses is one year and is renewable annually subject to payment of the relevant renewal fees.

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

Fixed-line interconnection

The interconnection obligations under an FTNS license requires the license holder to:

•	interconnect its fixed-line network with other licensed fixed networks and, where directed by the Telecommunications Authority, with other licensed telecommunications networks and services;

•	use all reasonable endeavors to ensure interconnection is carried out promptly, efficiently and at charges that are reasonable; and

•	provide facilities and services reasonably necessary for prompt and efficient interconnection.

Fixed-line interconnection is divided into two types based upon the physical modes of interconnection as follows:

•	Type I—interconnection between network gateways; and

•	Type II—interconnection at a point on the local loop.

On July 6, 2004, the Hong Kong government announced its decision to withdraw Type II interconnection policy for local fixed-line telecommunications services at the telephone exchange level in order to promote investment and consumer choice in high bandwidth customer access networks. The withdrawal, which is being implemented in an orderly manner on a building-by-building basis, applies to buildings already connected to at least two self-built customer access networks. The withdrawal will be fully implemented across Hong Kong by June 30, 2008. Thereafter mandatory Type II interconnection will be maintained as a safety net in buildings in which it is not technically feasible or economically viable for an operator to roll out its customer access network. In addition, Type II interconnection will continue to be maintained in respect of copper-based local loops at the street level and copper wires of in-building systems.

Fixed and mobile interconnection

On July 8, 2005 OFTA issued an industry consultation paper titled “Review of the Need for Regulation, and Methodologies for the Calculation, of Interconnection Charges for Interconnection between Local Fixed Carriers and Value-Added Services and Mobile Services”. The Telecommunications Authority has yet to conclude the consultation, which has now become one of the topics under the current policy review regarding fixed-mobile convergence.

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

The general conditions of an FTNS license set out a more stringent framework with respect to licensees that are dominant in a particular market. Prior to January 2005, PCCW was the only fixed-line carrier in Hong Kong deemed to be dominant. OFTA issued a statement in January 2005 which revoked the tariff approval requirements applicable to PCCW and converted PCCW’s FTNS license to a new fixed carrier, or FC, license. Under the new FC license, PCCW is no longer presumed dominant in any market sector and any alleged abuse of dominant position will be assessed on a case-by-case basis on an ex-post manner. Along with the removal of the presumption of dominance, the FC license also allows PCCW to offer discounts to its published tariffs subject to a 24-hour advance notification to OFTA. OFTA has extended an offer to other FTNS license holders to exchange their existing FTNS licenses for new FC licenses.

Internet telephony

On January 6, 2006, OFTA introduced a new Service-Based-Operator, or SBO, license for the provision of Internet Protocol, or IP, telephony services. An SBO license is a service-based license operated under a two-class (Class 1 & Class 2) regulatory regime for the provision of IP telephony services. Class 1 services are those services that have all the attributes of conventional telephone services, and licensees under Class 1 are required to fulfil the licensing conditions of the fixed telecommunications network services / fixed carrier licenses relevant to the provision of local voice telephony services. Class 2 services are those services that do not have all the attributes of conventional telephone services, and Class 2 licensees are only subject to minimal licensing conditions with the main purpose to protect consumer interests and safeguard competition. An SBO license is valid for one year, and is renewable on an annual basis.

Existing FTNS licensees are allowed to provide Class 1 services with their existing licenses. If an FTNS operator wishes to operate Class 2 services, it may apply to the Telecommunications Authority for the replacement of its license with an FC license which has incorporated the appropriate special conditions that waive the applicability of certain license conditions to the operation of Class 2 services.

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

India

Overview

The New Telecommunications Policy 1999, or NTP 1999, and the Telecom Regulatory Authority of India Act, 1997, or the TRAI Act, together with subsidiary regulations and guidelines, form the overall regulatory landscape of India’s telecommunications industry. The Department of Telecommunications of India, or DoT, performs the role of licensor and policy makerThe Telecom Regulatory Authority was established in 1997 and is an autonomous body with quasi-judicial powers to regulate telecommunications services in India. The regulatory functions of the Telecom Regulatory Authority, as specified by the TRAI Act, fall within two broad categories—recommendatory and mandatory.

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

Foreign investment in the telecommunications sector is regulated through the Indian government’s telecommunications industry policy under the Industrial Policy of India, or the Industrial Policy, and the Foreign Exchange Management Act, 1999, as amended, or FEMA. While the Industrial Policy prescribes the limits and the conditions subject to which foreign investment can be made in different sectors of the Indian economy, FEMA specifies similar limits as specified under the Industrial Policy and regulates the precise manner in which such investments can be made. The government bodies responsible for granting foreign investment approvals, where prior approval is required, are the Foreign Investment Promotion Board of the Government of India, or Foreign Investment Promotion Board, and the Reserve Bank of India, which is the central bank of India. In November 2005, the aggregate permitted foreign investment in companies providing certain telecommunications services was increased from 49% (measured by counting only interests held directly) to 74% (measured by counting interests held either directly or indirectly).

Regulations governing mobile operations

Revenue sharing percentage

License fees are structured as a percentage of the revenue earned under the license with a one-time entry fee. Service areas are classified into three categories (‘A’ through ‘C’) based principally on their revenue-generating potential, with the Category ‘A’ service area having the highest revenue potential. Mobile telecommunications operators in metropolitan areas and category ‘A’ service areas are required to pay a license fee equal to 10% of adjusted gross revenues, or AGR, and mobile telecommunications operators in category ‘B’ and ‘C’ service areas are required to pay a license fee of 8% and 6% of AGR, respectively. Further, the first two mobile licensees in each of the non-metropolitan service areas (whether in category ‘A,’ ‘B’ or ‘C’) have been given additional reductions of two percentage points, subject to a minimum of 5% of AGR, for a period of four years effective from April 1, 2004. Accordingly, the license fee for such licensees in non-metropolitan service areas will be 8%, 6% and 5% in category ‘A,’ ‘B’ and ‘C’ service areas, respectively.

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

Tariffs

Tariff ceilings are set by the Telecom Regulatory Authority pursuant to guidelines issued by it, and telecommunications operators are required to charge for services in compliance with such guidelines. Pursuant to the Telecommunication Tariff Order, 1999, or TTO 1999, the Telecom Regulatory Authority stipulated a maximum tariff that may be charged by mobile telecommunications operators. Under TTO 1999, mobile telecommunications operators must specify a monthly rental and airtime charge per minute with a pulse duration of 30 seconds as a “Reference Tariff Package.” There can be a maximum of 25 alternative tariff plans, including both post-paid and prepaid tariff plans.

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

Intra-circle mergers

DoT issued intra-circle merger guidelines in February 2004. These guidelines cover the acquisition and merger of companies holding cellular telecommunications licenses in the same license area. Our acquisition of BPL Mumbai, a licensee for GSM mobile services in the telecommunications license area of Mumbai, India, is subject to the prior approval of DoT under these merger guidelines because we already hold a license for Mumbai.

The merger guidelines prescribe certain conditions before an intra-circle merger can be considered:

•	following completion of the intra-circle merger, there must still be at least three operators holding cellular licenses for that license area; and

•	the merged entity should have no more than 67% market share in that license area.

Although we believe our acquisition of BPL Mumbai is in compliance with the merger guidelines, this is the first application pursuant to these guidelines considered by the DoT, and as such no assurance can be given that the application will not be delayed or denied, or that any approval will not be subject to conditions that are unacceptable to us.

Foreign ownership restrictions

Pursuant to Press Note No. 5 (2005 Series), dated November 3, 2005, or the press note, the Ministry of Commerce & Industry, Department of Industrial Policy & Promotion, Secretariat of Industrial Assistance increased the aggregate permitted foreign investment in companies providing certain telecommunications services from 49% (measured by counting only interests held directly) to 74% (measured by counting interests held either directly or indirectly). The press note states that the aggregate foreign investment will include investment through foreign currency convertible bonds, American depositary receipts, global depositary receipts, convertible preference shares and proportionate foreign investment in Indian promoters and investment companies.

The press note requires that the remaining 26% shareholding in such company should be owned by resident Indian citizens or an Indian company, which is defined to be a company in which foreign direct investment does not exceed 49% and whose management is with Indian owners. The proportionate foreign investment in such Indian company will also be included while calculating the 74% foreign investment limit. The press note states that at least 10% of the Indian shareholding should be held by one resident Indian person or entity.

Pursuant to the press note, foreign investment up to 49% is automatically approved, while Foreign Investment Promotion Board approval is required to hold interests in excess of 49%. It further states that each operating company will be required to disclose the levels of aggregate foreign investment in the company and certify that such levels are within the 74% limit on a half-yearly basis.

The press note also specifies the following restrictions:

•	the majority of the directors on the board of each operating company, including the chairman, managing director and chief executive officer, should be Indian citizens resident in India;

•	the chief technical officer and chief financial officer should be Indian citizens resident in India;

•	the DoT will have the power to designate any additional key positions that should be held by Indian citizens resident in India;

•	the shareholders agreement and memorandum and articles of association of the company must specifically incorporate the press note’s resident Indian citizen requirements;

•	no traffic from subscribers within India to other subscribers within India should be routed through any place outside India;

•	the operating company should not transfer to any person or place outside India any (a) accounting information relating to subscribers, (b) user information, or (c) information regarding infrastructure and network;

•	the operating company must provide traceable identification of its subscribers; and

•	no remote access should be provided to any equipment manufacturer or any other agency outside India in connection with maintenance or repairs.

Pursuant to the press note, companies were given four months from the date of notification to comply with the specified conditions. This deadline was extended until July 2, 2006 by the Indian Government pursuant to Press Note No.5 (2006 Series).

Licenses

Introduction

Hutch India has 14 cellular mobile telecommunications service licenses and two unified access licenses to provide mobile services in 16 service areas and unified access services in two service areas, the details of which are given below:

State	Service Area	Expiration Date	Name of Licensee
Delhi	Metropolitan Area	November 2014	Hutchison Essar Mobile Services Limited (formerly Hutchison Essar Telecom Limited)
Mumbai	Metropolitan Area	November 2014	Hutchison Essar Limited (formerly Hutchison Max Telecom Limited)
Kolkata	Metropolitan Area	November 2014	Hutchison Telecom East Limited
Gujarat	Category A	December 2015	Fascel Limited
Haryana	Category B	December 2015	Aircel Digilink India Limited
Rajasthan	Category B	December 2015	Aircel Digilink India Limited
Uttar Pradesh (East)	Category B	December 2015	Aircel Digilink India Limited
Chennai	Metropolitan Area	September 2021	Hutchison Essar South Limited
Karnataka	Category A	September 2021	Hutchison Essar South Limited
Andhra Pradesh	Category A	September 2021	Hutchison Essar South Limited
Punjab	Category B	October 2021	Hutchison Essar South Limited
Uttar Pradesh (West)	Category B (UAS license)	February 2024	Hutchison Essar South Limited
West Bengal	Category B (UAS license)	March 2024	Hutchison Essar South Limited
Maharashtra	Category A	November 2014	BPL Mobile Cellular Limited
Tamil Nadu	Category A	December 2015	BPL Mobile Cellular Limited
Kerala	Category B	December 2015	BPL Mobile Cellular Limited

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

NTP 1999 provides for the following categories of licenses for telecommunications services:

•	a unified license for telecommunications services, permitting the licensee to provide all telecommunication/telegraph services covering various geographical areas using any technology; and

•	a license for unified access (basic and mobile) services, or UAS License, permitting the licensee to provide basic and/or mobile services using any technology in a defined service area.

In connection with UAS Licenses, guidelines were issued by the Indian government in November 2003. Under these guidelines, there is no limitation on the number of UAS Licenses that can be granted in any service area. With respect to unified licenses for all telecommunications services, the Telecom Regulatory Authority issued a consultation paper in March 2004 discussing the framework for a unified licensing regime and proposed charges, fees, operational conditions and guidelines and the Telecom Regulatory Authority subsequently issued recommendations to the Indian government, but the government has not yet issued guidelines, and it is uncertain when any guidelines will be issued.

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

Technical approvals

Approvals from the Wireless and Planning Co-ordination Wing of the DoT are required to be obtained for assignment of radio frequency channels (microwave link frequencies and frequencies for mobile telecommunications networks). In addition, clearance from the Standing Advisory Committee on Radio Frequency Allocation is required for setting up cell sites. Certificates from the Telecommunications Engineering Center are also required for approving point of interconnect in mobile service areas.

Israel

Overview

Partner operates within Israel primarily under the Communications Law (Telecommunications and Broadcasting), 1982, or the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972, or the Wireless Telegraphy Ordinance, the regulations promulgated by the Israeli Ministry of Communications and its license. The Ministry of Communications issues the licenses that grant the right to establish and operate mobile telephone services in Israel, and sets the terms by which such mobile telephone services are provided. The regulatory framework under which Partner operates consists also of the Planning and Building Law, 1965, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law, 2006. Additional areas of Israeli law may be relevant to its operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, the Class Actions Law, 2006, and administrative law. The Israeli telecommunications market is in a state of transition, moving to a more liberalized environment in which various markets, such as the mobile, international services, and domestic markets and infrastructure, are gradually being opened to competition and in which government-owned monopolies are being privatized. As a result, there is a possibility that changes may take place in the regulatory framework described below.

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

Regulation by the Ministry of Communications

The Ministry of Communications has the authority to amend the terms of any license and require Partner to submit details of any of its services for approval. Pursuant to Partner’s license, the Ministry of Communications must approve its standard agreement with customers, its prospective tariffs and the payments it charges customers. Partner has submitted its standard agreement to the Ministry of Communications for approval. To date, Partner has not received any comments from the Ministry of Communications regarding this agreement. In addition, Partner is required to inform the Ministry of Communications 30 days prior to the activation of certain specified types of services.

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

A recent regulatory change linked call termination tariffs and SMS termination tariffs to the Israeli Customer Price Index (CPI), such that the call termination tariffs were adjusted to NIS 0.2969 per minute and the SMS termination tariffs were adjusted to NIS 0.0256. The tariffs described above will be adjusted each March pursuant to changes in the CPI.

In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of Communications indicated that it intends to start implementing a process to bring about unification of rates for calls terminating on and off an operator’s network and to disallow charging customers with a separate interconnect tariff. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, and the Ministry of Communications has yet to publish a decision.

On March 29, 2005, an amendment to the Telecommunications Law was adopted that requires the Minister of Communications to put into place a mobile number portability plan and, separately, a fixed-number portability plan, by September 1, 2006. Under the amendment, the September deadline may be extended by three months under certain circumstances. Mobile telecommunications operators with the technological capacity to implement these changes were required to do so by April 30, 2006, and coordination efforts with the other mobile telephone operators were to be put in place by July 31, 2006.

Partner’s license

No person, other than the State of Israel, may provide public telecommunications services in Israel without a license issued by the Ministry of Communications.

On April 7, 1998, the Ministry of Communications granted Partner a general license to establish and operate a mobile telecommunications network in Israel for a period, following an amendment to the license in June 2002, of 20 years from February 1, 2002. Partner paid a license fee and associated costs totaling approximately NIS1,571 million (US$359 million at the then exchange rate). In the December 2001 spectrum auction in Israel, Partner was awarded additional spectrum (GSM 1800 MHzspectrum and UMTS third-generation 1900 MHz and 2100 MHz spectrum). Partner’s license was then amended to include the terms for the grant of the additional spectrum to Partner. The cost of the license fees is NIS180 million (US$41 million) for the GSM 1800 spectrum, payable in two installments and NIS220 million (US$50 million) for the UMTS third-generation spectrum, payable in six installments. To date, Partner has paid NIS180 million (US$41 million) and NIS165 million (US$38 million) for the GSM 1800 MHz spectrum and the UMTS third-generation spectrum, respectively.

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

On March 16, 2004 and December 23, 2004, Partner’s license was amended to allow for adult voice services through all cellular media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that Partner allocates to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators and not the content providers liable and accountable for any infractions of this amendment. An additional amendment to the license in March 2006 extended the restricted access for adult voice services described above to 3G technologies, including non-voice and internet services. This additional amendment, which came into effect March 29, 2006 imposes, among other things, restrictions not only on access to adult-content internet sites using our cellular technologies, but also access via our internet portal to internet search engines, such as “Google”, that could potentially facilitate a search for adult-content internet sites. Partner has filed a petition with the Supreme Court of Israel, challenging the legality of the restrictions on access to internet search engines on the grounds that these restrictions infringe on basic freedoms of speech and Partner’s freedom to conduct its business, and that these restrictions unfairly discriminate against Partner’s provision of internet services, as compared to non-cellular internet service providers who do not face similar restrictions. The petition is currently pending in the Supreme Court of Israel.

On March 9, 2005, Partner’s general license was further amended upon Partner’s notice to the Ministry of Communications that it had met the requirements set out in the license amendment. The principal elements of this amendment are as follows:

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

Partner must pay royalties to the State of Israel every quarter based on its chargeable revenues, as defined in the relevant regulation, from mobile telecommunications services. The regulation provided a rate of 3.5% in 2004 and 2005. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% to a level of 1%.

As a condition of its license, Partner must at all times be a company registered in Israel, in which citizens and residents of Israel, as determined by Israeli law, must hold at least 5% of Partner’s issued share capital and of any means of control in Partner. Partner’s license provides restrictions on changes of control and on the direct or indirect transfer of 10% or more of any means of control in Partner, such as voting or other control rights. The Ministry of Communications takes into account indirect interests in Partner when calculating whether someone has 10% or more of the means of control in Partner.

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

During a period of an emergency, control of Partner’s mobile radio telecommunications system may be assumed by any lawfully authorized person for the security of the State of Israel to ensure the provisions of necessary service to the public, and some of the spectrum granted to Partner may be withdrawn. In addition, Partner’s license requires it to supply certain services to the Israeli defense and security forces. Furthermore, certain of Partner’s senior officers are required to obtain security clearance from Israeli authorities.

ISP license

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it through its own facilities to provide Internet access to both mobile and fixed network customers. The license is valid until March 2008.

Other licenses

The Ministry of Communications has granted Partner a trade license pursuant to the Wireless Telegraphy Ordinance. This license regulates issues relating to servicing and trading in equipment, infrastructure and auxiliary equipment for Partner’s network.

Partner has also been granted a number of encryption licenses that permit it to handle data encryption, as provided in the aforementioned licenses, within the framework of providing mobile radio telephone services to the public.

Following Partner’s purchase of a fiber-optic transmission business from MED I.C. – 1 (1999) Ltd., on March 1, 2006, Partner submitted a request to the Ministry of Communications to obtain a national transmission license. MED I.C. -1 was granted a similar transmission license in the past and Partner does not anticipate difficulty in obtaining this license.

In early May 2006, Partner applied for a special license for the provision of land-line telephony.

Antenna and other permits

The Ministry of the Environment is empowered to grant erection permits and operation permits for Partner’s antennas. Partner must also obtain a building permit from local licensing authorities for the construction of most of its antennas. The construction of Partner’s antennas may also be subject to the approval of the Civil Aviation Administration and the Israeli Defense Forces. Like other mobile telecommunications operators in Israel, Partner has experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As of December 31, 2005, approximately 30% of Partner’s antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these are microsites. Partner believes that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law, 1965. In addition, some of the building permits are not compatible with the antenna sites for which they were obtained. If it continues to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect Partner’s existing network, delay the erection of additional antenna sites to its network and adversely impact its 3G network build-out. This difficulty could have an adverse effect on the extent, quality and capacity of Partner’s network coverage and its ability to continue to market its products and services effectively. Partner’s inability to resolve these issues in a timely manner could also prevent it from achieving or maintaining the network coverage and quality requirements contained in its license.

The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of Partner’s antennas. Recently, the Non-Ionizing Radiation Law (5766-2006) was enacted, which defines the various powers of the Ministry of the Environment as they relate to, among other things, the granting of permits for antenna sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which will enter into effect on January 1, 2007, a request for an operating permit from the Ministry of Environment with respect to either new sites or existing sites will require a building permit for such sites. If Partner continues to face difficulties in obtaining building permits from the local planning and building committees, it may also fail to obtain operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment may result in criminal and civil liability to Partner or to its officers and directors.

The extent of Partner’s potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of a number of developments. Since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, Partner submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. Under the Non-Ionizing Radiation Law, the National Council for Planning and Building was granted the power to determine the level of indemnification that must be undertaken by cellular companies as a precondition for obtaining a building permit for a new or existing antenna site that requires such a permit. The National Council has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. Thus, at present, in order to obtain a building permit for a new or existing antenna site, Partner must provide full indemnification for the reduction of property value. It cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can it predict when National Building Plan 36 will be amended. To date, Partner has provided 24 letters of undertaking to local authorities to provide indemnification for the benefit of these local authorities within 30 days from the enactment of a law or a final court decision requiring such indemnifications. These recent developments may have a material effect on Partner’s financial condition and results of operations, as well as plans to expand and enhance network coverage.

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

Partner has received approval from the Ministry of Communications to sell and distribute the handsets and other terminal equipment it sells. The Ministry of the Environment also has authority to regulate the sale of handsets in Israel, and under the new Non-Ionizing Radiation Law, certain types of devices that are radiation sources, including cellular handsets, have been exempted from the requirement to obtain an approval from the Ministry of Environment, so long as the radiation emitted by these devices does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. However, since June 15, 2002, Partner has been required to provide information to purchasers of handsets on the specific absorption rate of the handsets as well as the handsets’ compliance with certain standards pursuant to a regulation under the Consumer Protection Law.

Thailand

Overview

The National Telecommunications Business Commission, or NTBC, which is the regulatory body responsible for administering the Telecommunications Business Act 2001, or TBA, was established on October 1, 2004. The NTBC can now fully exercise its role as Thailand’s telecommunications regulator to regulate telecommunications matters in Thailand. However, a significant degree of uncertainty exists pending the NTBC’s enactment of subordinate regulations to implement the provisions of the TBA.

The inherited concession system

Up until the enactment of the TBA on November 17, 2001, Thai law reserved to the government the right and authority to install, maintain and provide telegraph and telephone services within Thailand. These rights were initially assigned to the Post and Telegraph Department and later assumed by two governmental bodies, CAT Telecom and TOT Corporation Public Company Limited (the successor to the telecommunications business operations of the former Telephone Organization of Thailand), or TOT Corporation, each of which was established under its own statute. Between them, the Post and Telegraph Department, CAT Telecom and the TOT Corporation regulated the Thai telecommunications industry, with the Post and Telegraph Department being responsible for spectrum allocation and the issuance of licenses required under the Radio Communications Act 1955 for the ownership or use of radio frequency equipment.

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

Regulatory framework

The TBA was enacted and became effective on November 17, 2001. The NTBC was established on October 1, 2004.

On August 3, 2005, the NTBC issued regulations on the issuance of licenses and licensing criteria. Subsequent to the issue of these regulations, TOT Corporation and CAT Telecom were granted telecom business licenses on August 4, 2005 that covered the telecommunication services that these two companies had been offering prior to the enactment of the licensing regulations, including the CDMA mobile communication services offered by CAT Telecom.

The NTBC has also issued regulations governing activities that qualify as a telecommunications business and requires a license and allocation of telephone numbers. Many aspects are still not regulated and are currently being considered by the NTBC. These aspects include rules governing issuance of 3G licenses, standard mobile service contracts, prescribing prohibited acts having the nature of foreign dominance or business takeover or business control, measures preventing monopoly actions or creating unfair competition in telecommunications business operations and contracts in relation to telecommunications business operation entered into with foreigners. The NTBC is in the process of developing subordinate regulations to implement the provisions of the TBA. Under the transitional provisions of the TBA, concessionaires of CAT Telecom or TOT Corporation are allowed to continue operating their telecommunications businesses in accordance with the rights under their existing concessions prior to the TBA coming into force until termination of such concessions. Concessionaires will have the ability to convert their concessions to licenses under the TBA but are not compelled to do so.

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

While we have been advised by Thai legal counsel that our current business activities do not constitute a telecommunications business that requires a license pursuant to licensing regulations, the NTBC may potentially interpret that some of our existing business activities in Thailand as a telecommunications business, which could require Hutchison CAT or BFKT to obtain one of three types of licenses required to be held by an operator of a telecommunications business. Such licenses are subject to restrictions on foreign investment that Hutchison CAT and BFKT may not be able to meet.

Interconnection

The National Telecommunications Commission of Thailand, or NTC, issued a notification on interconnection in May 2006. The notification requires that interconnection to unbundled elements of telecommunications networks be charged on a cost-oriented basis. Per-minute interconnection charges will be payable under the new interconnection regime and the current access charge regime, under which interconnection charges are calculated by reference to number of customers and/or revenues, will likely be replaced.

Licensees and concessionaires are, in accordance with the notification, in the process of submitting proposed interconnection charge rates to the NTC. Upon receiving these submissions, the NTC will decide whether they are acceptable in form and will have 90 days from acceptance of the form to approve the rates, request adjustments or impose interim rates. It is expected that this process of the NTC approving and fixing the interconnection charge rates will be completed for application before the end of 2006.

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

The TRCSL now comes directly under the purview of the President of Sri Lanka. In order to operate telecommunications systems, a license must be obtained from the President of Sri Lanka, who will issue it on the TRCSL’s recommendation.

Lanka currently operates GSM services in the 900MHz band under a license that will expire in 2012. In 2005, it also obtained 1800MHz band spectrum for its operations.

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

Interconnection between telecommunications operators is by agreement between the operators or as determined by the NCA if the operators are unable to agree. Interconnection agreements between telecommunications operators are subject to the approval of the NCA. Mobile telecommunications operators set and change tariffs without prior approval of the NCA. They must notify the NCA and the public of tariff rates and its changes.

The NCA replaced the licenses of all telecommunications operators with a new standard comprehensive form in December 2004 after the draft license had been forwarded to all telecommunications operators for comment. The authorized coverage remains nationwide. After satisfying certain conditions, we may also obtain permission to operate an international gateway and to offer fixed services.

Macau

The Macau mobile telecommunications market was liberalized in October 2000 when the GDTTI issued two new 2G mobile telecommunications licenses: one to us and one to another new entrant. We now hold a license that allows us to operate on the GSM 900 and GSM 1800 spectrums, which will expire on July 8, 2010. Union Telecom Limited, which we acquired in July 1991, has also held a radio paging license since February 1991.

In April 2006, GDTTI issued an Executive Order setting out the tender requirements for three 3G licenses to be granted in 2006. A fourth 3G license could be issued within the next two years if GDTTI considers it necessary.

Vietnam

Overview

Vietnam has made important fundamental changes in its legal environment with the objective of creating a robust and competitive telecommunications sector, which in turn provides the foundation for economic growth for the country’s telecommunications industry. However, Vietnam’s reform process remains incomplete. In term of transparency of regulations, the current regulatory body does not fully meet international standards of independence. This affects licensing, non–discriminatory interconnection and cross-subsidies in tariffs. In addition, Vietnam is behind schedule in implementing its obligations under bilateral agreements with other countries, particularly in respect of access for foreign investors. These issues cause uncertainty and risks for new market entrants and investors, which in turn limit network expansion, the introduction of new services and overall industry growth.

Regulatory framework

The telecommunications sector is regulated by the Ministry of Post and Telematics, or MPT, which is the primary driver of telecommunications strategies, policies and regulations. The MPT is in charge of policy-making and regulatory matters in post and telecommunications, IT, electronics, the Internet, radio transmission and emission, radio frequency management, and national information infrastructure.

The primary legislation that regulates the telecommunications sector in Vietnam is comprised of:

•	the Ordinance on Posts and Telecommunications issued by the Standing Committee of the National Assembly on May 25, 2002, or the Telecoms Ordinance, and

•	Decree 160/ND-CP issued on September 3, 2004, or Decree 160, providing for the implementation of the Telecoms Ordinance.

In addition, foreign-invested telecommunications projects are subject to the Foreign Investment Law and implementing decrees.

Licensing

The provision of telecommunications services and the establishment of telecommunications networks in Vietnam must be licensed by the MPT. Although all license applications are made to the MPT and the MPT issues the licenses, the final decision on whether to grant a license in the telecommunications sector is ultimately made by the Prime Minister of Vietnam.

The Telecoms Ordinance defines two types of licenses for telecommunications enterprises: network- or facility-based operations, or FBO, and service-based operations, or SBO. An FBO owns and operates its telecommunications network and sells service directly to end-users, or sells wholesale service to companies that resell the FBO’s service. FBO licenses are only issued to state-owned enterprises, which are defined as an operator owned wholly or in part by the government. An SBO provides service that does not require network facilities, or leases on a wholesale basis network facilities for resale to end users. Ownership of SBO licenses is open to private sector ownership. However, an SBO license will only be granted to enterprises established under Vietnamese law, which contemplates four main types of enterprises: (i) state-owned enterprises, (ii) private limited companies; (iii) joint-stock (or shareholding) companies; and (iv) foreign-invested enterprises operating within certain sectors.

Licenses have initial durations that are not longer than 15 years for FBOs and 10 years for SBOs. The initial durations of the licenses may be extended only one time for a maximum period of 12 months.

Hanoi Telecommunications, an enterprise majority owned by state enterprises, with which Hutchison Vietnam has entered into a BCC, is the holder of a FBO license No.83/2003/GP-BBCVT dated April 28 2003 for the establishment of a ground mobile telecommunications network and the provision of mobile telephone services, supplementary services and value added services throughout Vietnam. The license has a term of 15 years.

Foreign Investment

Vietnam has a restrictive investment climate for foreign investors in the telecommunications industry. Although the Foreign Investment Law permits both joint ventures and 100% foreign owned enterprises, neither may be used in the operation of telecommunications networks. Private domestic investment is permitted, but foreign investors may only invest through a BCC. The BCC is a form of investment in which Vietnamese and foreign partners agree to carry on an investment and business activity without creating a new entity. The parties agree to share profits and losses, in much the same way as a partnership. It is, in fact, a contractual joint venture and requires an investment license. One or both parties may contribute fixed or working capital but the division of profit will be what is agreed upon by the parties rather than being in the proportion of the capital contributions. The foreign party to a BCC may establish an operating or management office in Vietnam to implement the BCC. In addition, the parties to a BCC may also establish a supervisory committee to manage the relationship between the parties.

In the case of a BCC involved in the construction of public telecommunications networks and provision of telecommunications service, the Vietnamese party must be an FBO permitted to engage in relevant business activities. The Vietnamese party usually contributes access to the networks and some working capital while the foreign partner contributes money for new fixed capital that then becomes the property of the Vietnamese partner at the end of the project. Management control of the network remains with the Vietnamese party.

Hutchison Vietnam has entered into a BCC with Hanoi Telecommunications, a joint stock company that is the only operator in Vietnam owned by both state owned enterprises and private investors. The Ministry of Planning and Investment, or MPI, has granted Investment License No.2455/GP dated February 4, 2005 in respect of this BCC arrangement for a term of 15 years.

Types of telecommunications services

Decree 160 classifies telecommunications services into three main categories:

•	Basic telecommunications services, which includes mobile telecommunications services;

•	Supplementary services; and

•	Value added services, which include e-mail and voice mail.

Under the FBO license of Hanoi Telecommunications and the investment license issued by MPI, our BCC may establish a mobile ground telecommunications network and provide mobile ground telecommunications, supplementary and value added services.

Interconnection charges

Interconnection between competing networks is considered by the MPT as a critical mechanism for introducing market forces into a monopolistic telecommunications environment. Under the Telecoms Ordinance, all licensed telecommunications operators are entitled to connect to any other licensed network on the fulfillment of certain basic conditions. The Prime Minister’s Decision 217 dated October 27, 2003, relating to the regulation of postal and telecommunications service prices, or Decision 217, provides that the Vietnamese government will not interfere with the legal rights of telecommunications enterprises to set their own prices and to compete on prices. Decision 217 specifies that interconnection fees are to be set on a non-discriminatory basis to reflect the actual costs of interconnection and that such rates should be in line with interconnection fees of other countries in the region and around the world. If the parties cannot reach agreement on the terms of interconnection within 45 days, the MPT has the right to determine the dispute.

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

Tariff regulation

MPT regulates tariffs of VNPT as a dominant service provider, whereas other operators such as Hanoi Telecommunications are allowed to set their own tariffs. However, tariffs in Vietnam are still cross-subsidized and not aligned to costs. The MPT introduced several provisions to reduce the tariffs and make them comparable to those of regional countries.

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

Indonesia

Overview

The primary source of regulation of telecommunications in Indonesia is Law No. 36 of 1999 concerning Telecommunications, or Law 36. Under Law 36, telecommunications are defined as any broadcasting, transmission and/or receipt and any information in the form of signs, signals, inscription, pictures, voice and sound through a cable, optic, radio or other electromagnetic system.

Law 36 is based on the principle that the operation of telecommunications in Indonesia is under control of the state and is managed by the government. The rationale for this is that telecommunications are an important strategic component in Indonesian national life and their operation must be aimed at achieving the maximum benefit for and prosperity of the people. In this context, by law the telecommunications sector is to be operated on the basis of principles of benefit for the people, equity and justice, legal certainty, security, partnership, ethics and self-confidence.

The Minister of Communications and Information Technology (previously the Minister of Transportation), or MCIT, is responsible for supervising, and authorized to issue regulations and ministerial decrees in relation to the implementation of, laws regarding telecommunications, which are typically broad in scope. The MCIT has used this regulatory authority to define the scope of exclusivity, formulate and approve tariff levels, determine operators’ universal service obligations and regulate other aspects of telecommunication service operators’ operations.

Regulatory framework

In addition to the general principles set out in Law 36, the operation of telecommunications in Indonesia is further regulated by key implementing regulations, including Government Regulation No.52 of 2000 regarding Telecommunication Operations, or GR 52.

Under Law 36, “telecommunication operations” covers (i) telecommunications network operation, including mobile networks, (ii) telecommunications service operation, which consists of basic telephone services, value added services and multimedia services, and (iii) specific telecommunications operation, which is the operation of telecommunications which are specific in nature, purpose and operation.

Telecommunications network operation and telecommunications service operation may be undertaken by an Indonesian state owned enterprise, regional owned enterprise, private enterprise (which includes an Indonesian subsidiary of a foreign company, subject to various foreign investment rules) or cooperative, which is a specific form of cooperative venture under Indonesian law set up by a group of persons sharing a common economic interest. Under Law 36, a telecommunications network operator may also provide telecommunications services.

Specific telecommunications operation may be undertaken by an individual, governmental institution and/or legal entity other than a telecommunications network operator or telecommunications operator.

Telecommunications Licensing

Licenses for undertaking telecommunications business in Indonesia are issued by the MCIT and granted in two stages: principle license and operating license.

A principle license is granted to enable a telecommunications operator to prepare the facilities and infrastructure that are required for telecommunication operations. A principle license may be granted for a maximum period of three years and may be extended, at the discretion of the MCIT, only once for one year. A principle license may not be transferred to a third party.

After completing the set up of the facilities and infrastructure, a telecommunications operator must submit an application to the Directorate General of Post and Telecommunications, or the Directorate. The authorized institution accredited by the government will conduct the operational feasibility tests. The purpose of these operational feasibility tests is to examine and confirm that all of the facilities and infrastructure have been constructed properly and are ready to be operated from a technical perspective. Based on the results of the operational feasibility test, the Directorate will issue a certificate of operational worthiness.

Upon obtaining a certificate of operational worthiness and after complying with all terms and conditions stated in the principle license, a telecommunications operator may submit an application for an operating license. An operating license is normally granted without time limit but will be evaluated every five years.

Under GR 52, an operator of cellular mobile networks must provide the following basic telephone services: telephone, facsimile and data.

The Minister of Transportation granted PT Hutchison CP Principle License Number KP 304 of 2003 regarding the Operation of Cellular Mobile Network of Third Generation (3G) with National Coverage on October 13, 2003. PT Hutchison CP then obtained Certificates of Operation Worthiness Numbers (i) 1593/PT.003/Dittel/SRT/2004, (ii) 1594/PT.003/Dittel/SRT/2004 and (iii) 1595/PT.003/Dittel/SRT/2004 on September 15, 2004 issued by the Director of Telecommunication. On October 15, 2004 the MCIT issued Operating License No. KP.11 of 2004 to PT Hutchison CP. Under this operating license, PT Hutchison CP is entitled to conduct the following operations on a national basis:

•	GSM dual band cellular mobile network system in the 1775MHz—1785 MHz and 1870 MHz-1880 MHz frequency bands;

•	IMT-2000 dual band Cellular Mobile Network in the 1920-1935 MHz and 2110-2125 MHz frequency bands with an unpaired 2010-2015 MHz (TDD) frequency band; and

•	basic telephone service.

PT Hutchison CP’s operating license is valid for an unlimited period to the extent that PT Hutchison CP complies with its terms and prevailing laws and regulations.

Allocation of frequency

Separate from the operating license, the use of radio frequency for telecommunication operations requires a radio frequency band license, which is issued by the MCIT. This license is granted for the purpose of operating any radio communication equipment and is granted based on a two-stage examination process: (i) frequency allocation stage and (ii) determination of radio frequency stage. Upon obtaining this license, the holder is obligated to register the license with the Directorate.

The license is granted for up to ten years and may be extended for a further ten years, subject to evaluation. During the term of the license, evaluations will be conducted periodically to provide an understanding of performance and for public interest considerations. The results of the evaluations will be considered to determine whether the radio frequency utilization license should be extended or not.

The user of radio frequency for telecommunication business operations is obligated to pay an annual fee in advance for right to use the radio frequency. The fee is calculated based on a formula considering the following components:

•	types of radio frequency;

•	frequency band width;

•	the scope of coverage;

•	location; and

•	market interest.

A radio frequency band license may be revoked for, among other things, violating the terms of use of the radio frequency band, violating provisions of an operating license and failure to make timely payment of radio frequency annual fees.

To promote equal treatment in the telecommunications industry among cellular mobile network operators, the MCIT recently issued Ministerial Regulation No. 29/KEP/M.KOMINFO/03/2006 regarding Allocation of Radio Frequency Bands and The Payment of Tariff for Radio Frequency Spectrum Band Utilization for Operators of Cellular Mobile Network IMT-2000 on Radio Frequency Band 2.1 GHz, or MR 29. Under MR 29, PT Hutchison CP is obligated to return part of its radio frequency band block 1925—1930 MHz in pairs with 2115—2120 MHz so each 3G cellular mobile network operator will be given equal 3G radio frequency band allocation.

Further, under MR 29, PT Hutchison CP is obligated to pay a prescribed up-front fee for 3G frequency allocation, at the latest, by January 31, 2008. The up-front fee for utilization of one block of 2.1 GHz frequency band for a period of ten years is IDR320,000 million (HK$252.8 million or US$32.6 million). In addition, PT Hutchison CP is obligated to pay an annual 3G frequency utilization fee. The formula for the annual frequency utilization fee for the first ten years is calculated based on a specified percentage of the bidding price received by the government of Indonesia in relation to the auction of 2 x 5 MHz, adjusted for compounded interest. The specified percentage is 20% in the first year and increases to a maximum of 130% in the fifth year. The bidding price for the purpose of calculating PT Hutchison CP’s annual fee is IDR160,000 million (HK$126.4 million or US$16.3 million). Accordingly, the 2006 annual fee for PT Hutchison CP is IDR32,000 million (HK$25.3 million or US$3.3 million).

Tariffs

The tariffs applicable for telecommunications operations generally consist of telecommunication network operation tariffs and telecommunication service operation tariffs. The amount of tariff under GR 52 is calculated based on formulas stipulated by the MCIT.

The two types of tariffs for telecommunications network operation are network lease tariffs and interconnection tariffs. Network telecommunications operation tariffs also include charges for access fees, usage fees and universal contribution service fees.

The tariffs for telecommunications service operation through mobile network consist of tariffs for airtime, roaming and multimedia services. In addition, telecommunications services tariffs also include charges for cost of activation, cost of monthly subscription, cost of use and cost of additional facilities.

Every telecommunications network operator and telecommunications service operator which has obtained an operating license is obliged to pay a fee for the rights to operate telecommunications in the amount of 1% of gross income of the telecommunication operator each financial year.

Interconnection

On February 8, 2006, the MCIT issued Regulation No. 08/Per/M.KOMINFO/02/2006 on Interconnection, or Regulation 8. Regulation 8 replaced regulations issued in 1997, 1998, 1999 and 2004 concerning applicable tariffs and revenue sharing arrangements for interconnection services between providers. Under Regulation 8, interconnection charges will be calculated based on the cost of interconnection with effect from January 1, 2007.

Under Regulation 8, interconnection agreements must be based on a reference interconnection offer, or RIO, which must be published no later than 60 days after the RIO is confirmed in a ministerial regulation, and must be submitted to the Indonesian telecommunication regulatory authorities annually for evaluation.

Foreign investment approval

Telecommunications operations in Indonesia may only be conducted by an Indonesian legal entity. Such Indonesian entities may have foreign shareholders, subject to certain foreign investment rules.

Under the current applicable investment laws and regulations, certain business activities are closed to foreign investment. These business activities are listed in a “negative list” that is reviewed from time to time by the government. The current negative list is set out in the Presidential Decrees No. 96 of 2000 as amended by Presidential Decree No. 118 of 2000. Other than the negative lists, a Technical Guidance for Capital Investment 2002, or PTPM, issued by the Indonesian Capital Investment Coordinating Board, or BKPM, also regulates and sets requirements for certain sectors which are open for foreign investment.

Under the prevailing negative list, the maximum foreign share ownership in the general telecommunications sector is set at 49%. However, PTPM provides that for telecommunication network operation, a maximum of 95% foreign share ownership is permitted for mobile satellite networks, very small aperture and fixed-line networks. Similarly, for telecommunication service operation, up to 95% foreign share ownership is permitted for value added telephone services and other telephone services.

The negative list, PTPM and general telecommunication regulations are currently silent on the maximum foreign share ownership in cellular mobile networks. In accordance with the requirements of applicable Indonesian investment laws, the current shareholding in PT Hutchison CP has been approved by BKPM.

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

The following table sets forth the total gross floor area of properties held by us and the total gross floor area of properties leased by us as of December 31, 2005, by country, and the principal uses of the properties.

Country	Gross Floor Area of Properties Held(1)		Gross Floor Area of Properties Leased(1)		Principal Uses

Hong Kong	53,208f	t2	682,876f	t2	Office; staff quarter; retail shop; customer service center; data
					center; switching center; warehouse

Macau	8,645f	t2	31,431f	t2	Retail shop; office; staff accomodation; warehouse

India	123,014f	t2	1,130,000f	t2	Office; warehouse; retail shop; guest house; staff accomodation

Israel	—		64,527	m2	Office (including parking); call center; retail shop; service center

Thailand	2,736	m2	26,215	m2	Office; retail shop; warehouse; call center; switch center

Indonesia	—		1,308	m2	Office; customer service center; switch center

Vietnam	—		4,826	m2	Office; switch center

Others(2)	—		28,334	m2	Offices; warehouse

(1)	Does not include cell sites.
(2)	Comprised of Sri Lanka, Ghana, China, United States, Malaysia, Singapore, Taiwan and The Philippines.

As of December 31, 2005, certain properties owned by us in India and Hong Kong, with an aggregate value of HK$11,520 million (US$1,486 million), are subject to mortgages as collateral for certain of our bank borrowings.

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

History

We were formed in March 2004 as a subsidiary of Hutchison Whampoa, a conglomerate based in Hong Kong, and listed on the main board of the Hong Kong Stock Exchange and New York Stock Exchange in October 2004. Hutchison Whampoa began its telecommunications business in Hong Kong in 1985 with the provision of analog mobile telecommunications services, and subsequently expanded into digital mobile telecommunications services. Since 2000, Hutchison Whampoa has pioneered the development of 3G mobile telecommunications technology and has rolled out 3G services in a number of countries in Western Europe and in Australia as well as Hong Kong. Set forth below is a summary of the principal telecommunications operations transferred to us upon completion of the restructuring of Hutchison Whampoa’s telecommunications business in preparation for the listing of our shares on the main board of the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange and subsequent developments.

Hong Kong (including Macau). The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operated its mobile telecommunications business through Hutchison Telecommunications (Hong Kong) Limited, or Hutchison Telecom, and its subsidiaries. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services, under the 3 brand. Since May 31, 2004, all of Hutchison Whampoa’s mobile telecommunications services in Hong Kong have been offered under the 3 brand. In August 2001, the Hutchison Whampoa group launched GSM dualband mobile telecommunications services under the brand of Hutchison Telecom in Macau. Our service in Macau was re-branded under the 3 brand in 2005.

The Hutchison Whampoa group also provides fixed-line telecommunications services in Hong Kong through Hutchison Global Communications under the brands HGC and Hutchison Global Communications. Hutchison Global Communications obtained its license in 1995. In March 2004 the Hutchison Whampoa group acquired a 52.5% interest in Hutchison Global Communications Holdings through the acquisition by Hutchison Global Communications Holdings of a wholly-owned subsidiary of Hutchison Whampoa, operating its fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes. In July 2005 we privatized Hutchison Global Communications Holdings through the cancellation of Hutchison Global Communications Holdings shares not already held by us. Following the privatization, Hutchison Global Communications Holdings became our wholly-owned subsidiary and its listing on the Hong Kong Stock Exchange was withdrawn.

India. The Hutchison Whampoa group’s presence in India began in February 1992 when Hutchison Whampoa, together with an Indian partner, established a company which in 1994 was awarded a license to provide mobile telecommunications services in Mumbai (formerly Bombay). Commercial operations began in late November 1995. At the time of the restructuring, the Hutchison Whampoa group had acquired interests in six mobile telecommunications operators with a total of 13 out of India’s 23 service areas. The number of service areas was subsequently increased to 16 following the completion of our acquisition of BCL in January 2006. Our mobile telecommunications services are being provided in India under the Hutch brand. Service in Mumbai was provided under the Orange brand until December 2005, when we re-branded services under the Hutch brand.

On November 1, 2004, we received the approval of the Indian government’s Foreign Investment Promotion Board to proceed with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company. On February 1, 2005, we completed the consolidation of our Indian operating companies, as a result of which five of our operating companies in India were consolidated under Hutchison Max Telecom Limited, which we renamed as Hutchison Essar Limited. Following the completion of the consolidation, we held an aggregate direct and indirect interest of approximately 56% in Hutchison Essar.

Following the announcement of new foreign direct investment rules by the Indian government in November 2005, we and the Kotak group undertook a review and reorganization of the joint venture structure through which we together held a 19.54% interest in Hutchison Essar. This was done in advance of and in anticipation of a possible public offering of Hutchison Essar’s shares, as well as to comply with the new rules. Following this reorganization, we continue to hold, through wholly-owned subsidiaries, an aggregate direct equity interest of 42.34% of Hutchison Essar and an additional indirect interest through the joint venture, which continues to hold an aggregate equity interest of 19.54% of Hutchison Essar. Through their interest in this joint venture, Centrino and ND Callus, which are indirectly wholly owned by resident Indian citizens, have an aggregate indirect 12.26% equity interest in Hutchison Essar. In addition, we have certain subscription rights and options to purchase shares of the joint venture and Centrino and ND Callus.

In January 2006, we completed the acquisition of BCL, which held licensee for GSM mobile services in the license areas of Maharashtra, Tamil Nadu and Kerala. This increased the number of our operating companies under Hutchison Essar from five to six and increased the number of license areas covered by us from 13 to 16.

Israel. The Hutchison Whampoa group established its presence in Israel in September 1997 when Hutchison Whampoa, together with local investors, formed Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq and traded on the London Stock Exchange. Partner provides mobile telecommunications services under the Orange brand. In December 2004, Partner launched 3G services. In April 2005, Partner became a consolidated subsidiary of our company following the completion of a share buyback by Partner, as a result of which our equity interest in Partner increased from 42.9% to over 50%.

Thailand. The Hutchison Whampoa group commenced operations in Thailand in February 2003 when Hutchison CAT, our joint venture with CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the Hutch brand under a marketing service agreement running until April 21, 2015.

Indonesia. On July 27, 2005, we completed the acquisition of a 60% equity interest of PT Hutchsion, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia.

Vietnam. On February 18, 2005, we received an investment license from the Ministry of Planning and Investment of Vietnam effective February 4, 2005 approving a business cooperation contract that Hutchison Vietnam, our indirect wholly owned subsidiary, had entered into on July 12, 2004 with Hanoi Telecommunications. Under the terms of the BCC, we agreed to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam and provide services over such network for a term of 15 years.

Other countries.

•	In August 1997, the Hutchison Whampoa group acquired a 100% interest in Lanka in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo. We subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. We launched standard GSM services in the Colombo area in May 2004 under the Hutch brand. Our analog network around Colombo was shut down in July 2004.

•	In 1998, the Hutchison Whampoa group acquired an 80% interest in Kasapa in Ghana. In January 2005, our equity and voting interest in Kasapa increased from 80% to 100%. Kasapa received a 15-year replacement license effective December 2, 2004 authorizing the provision of mobile cellular service on its present 800 MHz spectrum. Kasapa commenced offering CDMA service under this new license in September 2005 and shortly afterwards shut down the AMPS analog network that it had previously been using.

•	We completed the sale of our operations in Paraguay on July 15, 2005.

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

Capital Expenditures and Divestitures

Our capital expenditures in 2003, 2004 and 2005 have been for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses. The amounts of capital expenditures for these periods, broken out by geographical segment, are set out in “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditure.” We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates and borrowings from the Hutchison Whampoa group of companies. We expect that we will continue to meet our financing needs primarily through cash flow from our operating activities and borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by our company. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D. Organizational Structure

Prior to December 21, 2005, Hutchison Whampoa indirectly owned approximately 74.3% of our outstanding ordinary shares. As described further in “Major Shareholders and Related Party Transactions—Major Shareholders,” following the Hutchison Whampoa group’s sale of our shares to Orascom Holding, which was completed on December 21, 2005, Orascom Holding acquired an equity interest of approximately 19.31% in our company and Hutchison Whampoa’s indirect equity in our company was reduced to approximately 49.8%.

Hutchison Whampoa is a conglomerate based in Hong Kong and listed on the main board of the Hong Kong Stock Exchange. It operates five core business divisions around the world. The five divisions are: (1) ports and related services; (2) property and hotels; (3) retail and manufacturing; (4) energy, infrastructure, finance and investments; and (5) telecommunications.

We are a holding company for the following significant subsidiaries as of December 31, 2005:

	Place of incorporation / registration and operation	Percentage of beneficial interest attributable to our company
Aircel Digilink India Limited (Notes 1, 2)	India	54%
BFKT (Thailand) Limited (Note 3)	Thailand	49%
Fascel Limited (Notes 1, 2)	India	54%
HCL Network Partnership	Hong Kong	100%
Hutchison CAT Wireless MultiMedia Limited (Note 3)	Thailand	36%
Hutchison Essar South Limited (Notes 1, 2)	India	53%
Hutchison Essar Mobile Services Limited (formerly known as Hutchison Essar Telecom Limited) (Note 1, 2)	India	54%
Hutchison Global Communications Limited	Hong Kong	100%
Hutchison GlobalCentre Limited	Hong Kong	100%
Hutchison-Management of Telecommunication Services, Limited	Macau	100%
Hutchison Essar Limited (formerly known as Hutchison Max Telecom Private Limited) (Note 1, 2)	India	54%
Hutchison MultiMedia Services Limited	Hong Kong	100%
Hutchison MultiMedia Services (Thailand) Limited	Thailand	100%
Hutchison Telecom East Limited (Notes 1, 2)	India	54%
Hutchison Telecommunications International (HK) Limited	Hong Kong	100%
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	100%
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	100%
Hutchison Telecommunication Services Limited	Hong Kong	100%
Hutchison Telephone Company Limited	Hong Kong	71%
Hutchison Telephone (Macau) Company Limited	Macau	71%
Hutchison Teleservices Overseas Limited	British Virgin Islands	100%
Hutchison Teleservices (HK) Limited	Hong Kong	100%
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	100%
HTI (BVI) Finance Limited	British Virgin Islands	100%
Kasapa Telecom Limited	Ghana	100%
Partner Communications Company Limited	Israel	52%
PowerCom Network Hong Kong Limited	British Virgin Islands	100%
PT Hutchison CP Telecommunications	Indonesia	60%
Telecom Investments India Private Limited (Note 2)	India	49%
Union Telecom Limited	Macau	80%
Usha Martin Telematics Limited (Notes 1, 2)	India	79%

Note 1:	We hold a direct equity interest of 49% or less in each of these companies. The percentages disclosed above also include our indirect equity interests.

Note 2:	This company is a subsidiary company because we, by virtue of its funding or financing arrangements, bear the majority of the economic risks and are entitled to the majority of its rewards on a long-term basis from a combination of some of the following factors:

o	Our direct and indirect economic shareholding results in us holding, in some cases, more than 50% of the economic interest in the operation;

o	Non-voting preference shareholdings with redemption premium features that provides us with additional economic rewards;

o	Our counter-indemnity to the Hutchison Whampoa group for the guarantees it has provided to our non-wholly owned Indian operating businesses is disproportionate to our economic interest in these businesses;

o	Commitment to provide financial support for third party shareholders of the operating companies.

Note 3:	In addition to our 49% and 36% beneficial interest in BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively, we also hold call options over 51% and 30% of the beneficial interest in BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our consolidated accounts and the related notes included elsewhere in this annual report. Our consolidated accounts have been prepared in accordance with Hong Kong GAAP, which differs in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net (loss) profit attributable to shareholders and shareholders’ (deficits) equity to US GAAP, see Note 39 to our accounts.

In 2005, turnover from continuing operations increased to HK$24.4 billion (US$3.1 billion), as our total customer base increased to 16.9 million customers as of December 31, 2005. Operating profit before disposal of investments and others increased to HK$2,083 million (US$270 million), reflecting improving margins as our business continued to grow and benefited from economies of scale. In particular, we experienced strong growth in our India operations, which saw an increase of 40.9% in turnover and an increase of 81.5% in operating profit before disposal of investments and others.

In addition, we undertook a number of transactions in 2005 that affected our results for 2005 or will affect our results going forward.

•	Partner in Israel undertook a share buy back that had the effect of increasing our stake in Partner to over 50%. From April 2005 Partner was consolidated in our consolidated accounts whereas it was previously accounted for as an associated company, which among other things had the effect of increasing our turnover by HK$6,612 million (US$853 million), operating profit before disposal of investments and others by HK$832 million (US$107 million) and operating expenses by HK$5,780 million (US$746 million).

•	We privatized our Hong Kong listed fixed-line subsidiary Hutchison Global Communications Holdings, acquiring an additional 47.47% equity interest through the issue of approximately 253 million new shares and payment of approximately HK$475 million (US$61 million) in cash. The cash consideration was satisfied by increased borrowings of HK$475 million (US$61 million). We have now started the process of integrating our fixed and mobile operations in Hong Kong.

•	Hutchison Essar in India entered into an agreement to buy BCL and BPL Mumbai for a total consideration of approximately INR25,115 million (HK$4,312 million or US$556.2 million), which, including assumed debt of BCL and BPL Mumbai, represented a total consideration of approximately INR50,649 million (HK$8,696 million or US$1,122 million), and Spacetel for a total consideration of INR 255 million (HK$45.2 million or US$6 million), paving the way to nationwide coverage in India.

•	We entered the Indonesia market through our acquisition of a 60% interest in PT Hutchison CP for US$120 million (HK$934 million). PT Hutchison CP is a company with a nationwide GSM and UMTS licence and is currently expanding its network.

•	We obtained an investment licence to build and operate a nationwide network in Vietnam in cooperation with Hanoi Telecommunications, and the network build out is now underway.

•	We disposed of our interest in our operations in Paraguay, which resulted in a loss from discontinued operations in 2005 of HK$352 million (US$45 million).

Basis of Preparation of Accounts

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

The restructuring was accounted for as a reorganization of businesses under common control, in a manner similar to a pooling of interests. Our consolidated accounts included elsewhere in this annual report have been prepared as if our company and the structure of our ownership of our subsidiaries had been in existence at all dates and during all years presented, and include the accounts of the direct and indirect subsidiaries and the interests and investments in associated companies and jointly controlled entities contributed to us by the Hutchison Whampoa group in connection with the restructuring of Hutchison Whampoa’s telecommunications business, which was completed in September 2004. For further information on the presentation of our consolidated accounts, see notes 2(a), 2(c) and 2(e) to our consolidated accounts included elsewhere in this annual report. Our consolidated accounts may not reflect what our historical financial condition and results of operations would have been if we had operated as a separate group of companies, instead of as a part of the Hutchison Whampoa group, and they are not necessarily indicative of our future financial condition or results of operations.

The results of operations of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during a year are included in our consolidated accounts commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

During 2005, we changed certain accounting policies following our adoption of new or revised HKFRS and HKAS which were effective for accounting periods commencing on or after January 1, 2005. The adoption of HKFRS is in accordance with the Hong Kong Institute of Certified Public Accountants’ policy objective of full convergence with International Financial Reporting Standards and interpretations established by the International Accounting Standards Board. Our HKFRS accounts for the years ended December 31, 2003 and 2004 have been restated to conform with HKFRS. The impact of HKFRS is detailed in note 2(a) to our accounts.

The adoption of the new HKFRS from January 1, 2005 resulted in a decrease in our opening reserves as at January 1, 2005 by HK$437 million (US$56.4 million). The adoption also increased the loss attributable to equity holders of the company by HK$154 million (US$19.9 million) for the year ended December 31, 2005 and by HK$102 million for the year ended December 31, 2004.

We group our subsidiaries into the following six business segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile;

•	Hong Kong fixed-line;

•	India;

•	Israel;

•	Thailand; and

•	Others.

In the years prior to 2005, we had five business segments for financial reporting purposes. In 2005, the number of business segments increased to six as a result of our consolidation of Partner in Israel beginning in the second quarter of 2005.

The results of operations of our Macau mobile business are aggregated with our Hong Kong mobile business because our Macau operating company is a subsidiary of our Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of financial results and customer numbers.

“Others” for 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, our non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore, and our corporate office. “Others” in the prior years was comprised of Sri Lanka, Ghana, our non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore, and our corporate office. In July 2005, we completed the disposal of our operations in Paraguay. As a result, we have presented the results of our Paraguay operations as discontinued operations and excluded them from the “Others” segment.

Results of Operations

The following table presents, for the years indicated, the amounts and percentages of turnover of the major line items in our consolidated profit and loss account:

	Year ended December 31,
	2003 (Restated)		2004 (Restated)		2005
	(HK$ millions, except percentages)
Continuing operations:
Turnover	$10,045	100.0%	$14,845	100.0%	$24,356	100.0%
Operating expenses
Cost of inventories sold	(524)	(5.2)%	(1,373)	(9.2)%	(2,331)	(9.6)%
Staff costs	(1,061)	(10.6)%	(1,586)	(10.7)%	(2,319)	(9.5)%
Depreciation and amortization	(2,277)	(22.7)%	(3,117)	(21.0)%	(4,367)	(18.0)%
Other operating expenses	(5,855)	(58.3)%	(8,913)	(60.0)%	(13,256)	(54.4)%

Operating profit (loss) before disposal of investments and others	328	3.2%	(144)	(0.9)%	2,083	8.5%
Share of results of associated companies	842	8.4%	338	2.2%	86	0.4%
Profit on disposal of investments and others	—	—	1,300	8.8%	71	0.3%

Operating profit	1,170	11.6%	1,494	10.1%	2,240	9.2%
Interest and other finance costs, net	(824)	(8.2)%	(1,015)	(6.8)%	(1,604)	(6.6)%

Profit before taxation	346	3.4%	479	3.3%	636	2.6%
Current taxation charge	(22)	(0.2)%	(105)	(0.7)%	(229)	(1.0)%
Deferred taxation charge	(421)	(4.2)%	(80)	(0.6)%	(205)	(0.8)%

Profit (loss) for the year from continuing operations	(97)	(1.0)%	294	2.0%	202	0.8%

Discontinued operations:
Loss from discontinued operations	(75)	(0.7)%	(54)	(0.4)%	(352)	(1.4)%

Profit (loss) for the year	(172)	(1.7)%	240	1.6%	(150)	(0.6)%

Attributable to:
Equity holders of the Company
- continuing operations	(321)	(3.2)%	24	0.2%	(416)	(1.7)%
- discontinued operations	(75)	(0.7)%	(54)	(0.4)%	(352)	(1.4)%

	(396)	(3.9)%	(30)	(0.2)%	(768)	(3.1)%
Minority Interests – continuing operations	224	2.2%	270	1.8%	618	2.5%

	$(172)	(1.7)%	$240	1.6%	$(150)	(0.6)%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Group results

In the first three months in 2005, we accounted for Partner as an associated company. In April 2005, Partner completed a buy back of its own shares increasing our interest to over 50%, which resulted in Partner becoming a consolidated subsidiary. Partner’s contribution to operating profit was HK$88 million (US$11.3 million) for the first three months of 2005 as an associated company. The following table sets out Partner’s contribution from April 2005 to December 2005 to our consolidated profit and loss account as well as our proforma consolidated profit and loss account if Partner had not been accounted for as a subsidiary.

	Year ended December 31, 2005
	As audited	Partner’s Contribution	Proforma
	(HK$ millions)
Turnover	$24,356	$6,612	$17,744
Operating expenses
Cost of inventories sold	(2,331)	(1,121)	(1,210)
Staff costs	(2,319)	(778)	(1,541)
Depreciation and amortization	(4,367)	(1,149)	(3,218)
Other operating expenses	(13,256)	(2,732)	(10,524)

Operating profit before disposal of investments and others	2,083	832	1,251
Share of results of associated companies	86	—	86
Profit on disposal of investments and others	71	(5)	76

Operating profit	$2,240	$827	$1,413

Turnover

Our turnover increased by 64.1% from HK$14,845 million in 2004 to HK$24,356 million (US$3,141 million) in 2005. Excluding the first time consolidation of Partner as a subsidiary, turnover growth from continuing operations was 19.5%. The key contributor to the underlying growth in turnover was the 38.6% increase in our customer base, which increased to 16.9 million in 2005 from 12.2 million in 2004. Most of our operating companies reported an increase in turnover in 2005 with particularly strong growth in India. The customer base of our India operations increased by 59.4% from 7.2 million to 11.4 million.

The consolidation of Partner for the first time in 2005 resulted in Israel contributing 27.1% to our turnover, while turnover from India represented 41.0%, Hong Kong and Macau 24.8% (of which mobile operations represented 15.8% and fixed-line operations represented 9.0%), Thailand 4.3% and other operations 2.8%. In 2004, when we did not consolidate Partner’s turnover, turnover from India represented 47.8% of our total turnover, Hong Kong and Macau 37.6% (of which mobile operations represented 25.0% and fixed-line operations represented 12.6%), Thailand 8.2% and other operations 6.4%.

The majority of our turnover came from mobile telecommunications services, which represented 86.2% of total turnover compared to 79.1% in 2004. The balance came from fixed line telecommunications services representing 9.0%, mobile telecommunications products such as handset and accessory sales which represented 2.7% and other non-telecommunications businesses, principally relating to the IT solutions business of Vanda BVI, which represented 2.1%.

Operating profit before disposal of investments and others

Our operating profit before disposal of investments and others improved to HK$2,083 million (US$269 million) in 2005, as compared to a loss of HK$144 million in 2004. Excluding Partner, operating profit before disposal of investments and others was HK$1,251 million (US$161 million). Our strong results from operations in India, and a further reduction in operation losses from Thailand, were the main contributors to the underlying growth in operating profit before disposal of investments and others.

Operating expenses

The following table presents a breakdown of operating expenses from continuing operations and the percentage change from year to year:

	Year ended December 31,		% Change
	2004	2005
	(HK$ millions)
Cost of inventories sold	$1,373	$2,331	+ 69.8%
Staff costs	1,586	2,319	+ 46.2%
Depreciation and amortization	3,117	4,367	+ 40.1%
Other operating expenses	8,913	13,256	+ 48.7%

Operating expenses	$14,989	$22,273	+ 48.6%

The increase in operating expenses was primarily attributable to the first time inclusion of Partner as a consolidated subsidiary in 2005 together with higher levels of activity in our business. Operating expenses in 2005 increased only 48.6% over 2004, compared to turnover, which increased by 64.1% over 2004. Excluding Partner, operating expenses increased by 10.0% from 2004 to 2005, compared to turnover which increased by 19.5%. As a percentage of turnover, operating expenses decreased from 101.0% in 2004 to 91.4% in 2005. Excluding Partner, operating expenses declined to 92.9% of turnover.

Cost of inventories sold increased by 69.8% from HK$1,373 million in 2004 to HK$2,331 million (US$301 million) in 2005, mainly due to the consolidation of Partner. Excluding Partner, cost of inventories decreased by 11.9% which largely reflects a change in the presentation of revenue in Vanda BVI’s IT solutions operation from gross to net basis. This had no impact on operating profit but had the effect of reducing turnover by HK$488 million (US$63 million) with a corresponding reduction in the cost of inventories sold.

Staff costs increased by 46.2% from HK$1,586 million in 2004 to HK$2,319 million (US$299 million) in 2005, mainly due to the consolidation of Partner and the expansion of our business. Excluding Partner, staff costs decreased to HK$1,541 million (US$199 million). As a percentage of total turnover, staff costs fell from 10.7% in 2004 to 9.5% in 2005. The underlying decrease in staff costs was due to the continuing cost savings from the outsourcing of certain network, information technology, maintenance and call center services in 2005 as well as improving economies of scale.

Depreciation and amortization increased 40.1% from HK$3,117 million in 2004 to HK$4,367 million (US$563 million) in 2005. Excluding Partner depreciation and amortization expenses increased by only 3.2%. The increased depreciation was attributable to the continuing network roll out of our operations, which was partly offset by the decrease in depreciation made from the reassessment in useful life estimates for network assets within India from 9.67 years to 15 years. The increased amortization mainly resulted from the amortization of brand name, customer base and telecommunications licence of Partner.

The following table presents a breakdown of other operating expenses:

	Year ended December 31,		% Change
	2004	2005
	(HK$ millions)
Cost of services provided	$4,989	$8,673	+ 73.8%
General administrative and distribution costs	1,857	2,087	+ 12.4%
Operating leases in respect of buildings, hire of plant and machinery	993	1,187	+ 19.5%
Impairment loss on fixed assets	142	—	- 100.0%
Write-off of customer acquisition costs and retention costs	150	99	- 34.0%
Others	782	1,210	+ 54.7%

Other operating expenses	$8,913	$13,256	+ 48.7%

Other operating expenses increased by 48.7% from HK$8,913 million in 2004 to HK$13,256 million (US$1,710 million) in 2005. Excluding Partner, other operating expenses increased by 18.1%. The main component of other operating expenses was the cost of services provided, consisting of network costs and associated network operating costs, which increased by 73.8% from HK$4,989 million in 2004 to HK$8,673 million (US$1,119 million) in 2005. The increase in the cost of services provided was mainly attributable to continuing growth in our customer base, which resulted in significant increases in interconnection, roaming and IDD charges, as well as the continuing network roll out, which resulted in increased rental fees for cell sites and leased lines.

The increase in other operating expenses was also partly due to the 12.4% increase in general administrative and distribution costs from HK$1,857 million in 2004 to HK$2,087 million (US$269 miliion) in 2005, as well as the 19.5% increase in operating leases in respect of buildings and the hire of plant and machinery from HK$993 million in 2004 to HK$1,187 million (US$153 million) in 2005. The increase in other operating expenses was offset by the write-off of customer acquisition and retention costs which decreased from HK$150 million in 2004 to HK$99 million (US$13 million) in 2005.

As a percentage of our total turnover, other operating expenses decreased from 60.0% of turnover in 2004 to 54.4% in 2005. Excluding Partner, other operating expenses decreased to 59.3% of turnover in 2005.

Share of results of associated companies

Share of results of associated companies, mainly contributed by Partner, decreased by 74.6% from HK$338 million in 2004 to HK$86 million (US$11 million) in 2005, mainly due to the consolidation for the first time of the results of Partner beginning in April 2005.

Profit on disposal of investments and others

During the year, we recorded a profit on disposal of investments and others of HK$71 million (US$9 million), comprising (i) the profit on disposal of an approximate 4% equity interest in Hutchison Essar of approximately HK$49 million (US$6 million) as a result of the exercising of call options by a minority shareholder of Hutchison Essar; and (ii) negative goodwill of HK$27 million (US$3 million) resulting from the transfer of a 0.57% equity interest in Hutchison Essar at nil consideration from Essar Teleholdings, a minority shareholder of Hutchison Essar; and (iii) it was then offset in part by a dilution loss on our shareholding in Partner of approximately HK$5 million as a result of the exercise of share options by the option holders. In 2004, we disposed, by way of a share placement, of an approximate 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings, and recorded a gain on disposal of investment and others of approximately HK$1,300 million (US$168 million).

Operating profit

As a result of the foregoing, we recorded an operating profit of HK$2,240 million (US$289 million) in 2005 as compared to HK$1,494 million in 2004. Excluding the consolidation of Partner, our operating profit in 2005 was HK$1,413 million (US$182 millon), representing an increase of HK$1,219 million (US$157 million), if the one-time gain of HK$1,300 million (US$167 million) is excluded from our operating profit in 2004.

Interest and other finance costs, net

Net interest and other finance costs principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as the fair value gain on derivative instruments. Net interest and other finance costs increased by 58.0% from HK$1,015 million in 2004 to HK$1,604 million (US$207 million) in 2005, primarily due to the first time consolidation of the net debt of Partner as well as higher levels of debt used to finance the expansion of our operations.

Profit before taxation

We recorded a profit before taxation of HK$636 million (US$82 million) in 2005, an increase of 32.8% from HK$479 million in 2004. Profit before taxation included profits on disposal of investments and others of HK$71 million (US$9 million) in 2005 and HK$1,300 million in 2004. Excluding the profits on disposal of investments and others, our profit before taxation from continuing operations would have increased from a loss of HK$821 million in 2004 to a profit of HK$565 million (US$73 million) in 2005.

Current and deferred taxation charges

Our current taxation charge increased to HK$229 million (US$30 million) in 2005 from HK$105 million in 2004. The current taxation charge was mainly attributable to increased taxable income as a result of the strong operating results in our India operations.

We recorded a net deferred taxation charge from continuing operations of HK$205 million (US$26 million) in 2005, compared to a net deferred taxation charge of HK$80 million in 2004. The net deferred taxation charge related to each of our India and Hong Kong mobile operations as well as Partner, where we had historical losses. These carry-forward losses were applied to our tax positions as offsets.

Profit from continuing operations

Profit from continuing operations stood at HK$202 million (US$26 million) in 2005, compared to HK$294 million in 2004. Excluding a one-time gain, we had a loss from continuing operations in 2004 of HK$1,006 million.

Loss from discontinued operations

In May 2005, we entered into a contract to sell our mobile operations in Paraguay. The disposal was completed in July 2005. In this connection, our mobile operations in Paraguay are presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”. The loss from the discontinued operations in Paraguay amounted to HK$352 million (US$45 million) in 2005 and HK$54 million in 2004.

Loss attributable to equity holders

Loss attributable to equity holders of the company in 2005 was HK$768 million (US$99 million), of which HK$416 million or US$54 million (or HK$0.09 or US$0.01 loss per share) was from continuing operations, and HK$352 million or US$45 million (or HK$0.08 or US$0.01 loss per share) was from discontinued operations. In 2004, the loss attributable to equity holders of the company was HK$30 million, of which HK$24 million profit (or HK$0.01 earnings per share) was from continuing operations, and HK$54 million loss (or HK$0.01 loss per share) was from discontinued operations. Excluding the profit on disposal of investments and others, and without taking into account any possible tax-related effects from this exclusion, the loss from continuing operations in 2005 was HK$487 million (US$63 million) compared to HK$1,276 million in 2004, a decrease of 61.8%.

Results of our operating companies

Turnover

The following table presents a breakdown of turnover by our six business segments and the percentage of total turnover accounted for by each segment:

	Year ended December 31,
	2004		2005
	(HK$ millions, except percentages)
India	$7,093	47.8%	$9,996	41.0%
Israel(1)	—	—	6,612	27.1%
Hong Kong mobile	3,714	25.0%	3,837	15.8%
Hong Kong fixed-line	1,870	12.6%	2,204	9.0%
Thailand	1,219	8.2%	1,045	4.3%
Others	949	6.4%	662	2.8%

Turnover	$14,845	100.0%	$24,356	100.0%

(1)	Israel was not consolidated in our results until April 2005.

•	India operations. Our India operations accounted for 41.0% of our total turnover in 2005, compared to 47.8% in 2004. Excluding Partner from our total turnover, our India operations would have represented 56.3% of total turnover. Turnover from our India operations increased by 40.9% from HK$7,093 million in 2004 to HK$9,996 million (US$1,290 million) in 2005, primarily due to an increase in the total number of customers from approximately 7.2 million in 2004 to approximately 11.4 million in 2005, a growth of 59.4%. The growth was mainly driven by an increase in the prepaid customer base as thresholds to entry and monthly charges continued to fall. Over 90% of the growth in the year was in the prepaid segment which generally has a lower average revenue per user than the postpaid segment. At the end of 2005, 77.8% of our customer base was in the prepaid segment, up from 70.2% at the end of 2004.

•	Israel operations. Israel accounted for 27.1% of our total turnover in 2005 having been consolidated as a subsidiary since April 2005. Had Partner been consolidated for the full year it would have contributed HK$8,750 million (US$1,129 million) or 33.0% of total proforma turnover in 2005. As of December 31, 2005, Partner’s customer base had risen to 2.5 million, an increase of 8.1% as compared to 2004, demonstrating Partner’s ability to continue to grow its business in a highly competitive market.

•	Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 15.8% of our total turnover in 2005, compared to 25.0% in 2004. Excluding Partner from our total turnover, our Hong Kong mobile operations would have represented 21.6% of total turnover. Despite intense competition, turnover increased by 3.3% from HK$3,714 million in 2004 to HK$3,837 million (US$495 million) in 2005, which was mainly driven by growth in our higher 3G customer base with higher average revenue per user, which was partially offset by a reduction in our 2G customer base. As of December 31, 2005, the mobile customer base in Hong Kong and Macau had risen to 2.0 million, an increase of 5.9% as compared to 2004. The increased turnover was also partly due to increased roaming revenues, demonstrating the ability of Hong Kong mobile to continue to grow the business in a highly competitive market.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 9.0% of our total turnover in 2005, compared to 12.6% in 2004. Excluding Partner from our total turnover, our Hong Kong fixed-line operations would have represented 12.4% of total turnover. Turnover from our Hong Kong fixed-line operations increased by 17.9% from HK$1,870 million in 2004 to HK$2,204 million (US$284 million) in 2005 which was mainly driven by growth in international and local voice services, international and local data services, as well as residential broadband services. International voice revenues experienced a strong growth over the previous year, mainly driven by demand in both the wholesale and retail sectors, and partly driven by the launch of the IDD 0088 program during the year. Despite keen competition and price pressures in the market, the turnover growth in international and local data services was achieved through additional penetration among the carrier, corporate and regional markets. Local voice and residential broadband customers also grew steadily during the year providing a stable source of revenue stream.

•	Thailand operations. Our Thailand operations accounted for 4.3% of our total turnover in 2005, compared to 8.2% in 2004. Excluding Partner from our total turnover, our Thailand operation would have represented 5.9% of our total turnover. Turnover from our Thailand operations decreased by 14.3% from HK$1,219 million in 2004 to HK$1,045 million (US$135 million) in 2005. This largely reflected a change in the customer mix as the business changed direction to focus on the prepaid market segment in 2005, which generally has a lower average revenue per user then the postpaid segment. While the year-end customer base increased by 19.0% to approximately 732,000, the prepaid base increased from 41.1% to 52.9% of the total customer base.

•	Other operations. Turnover from other operations consisted of turnover from Sri Lanka, Ghana and our non-telecommunications business. These operations collectively accounted for 2.8% of our turnover in 2005, compared to 6.4% in 2004. Total turnover decreased by 30.2% from HK$949 million in 2004 to HK$662 million (US$85 million) in 2005 reflecting the change in the presentation of revenue in Vanda BVI from gross to net basis.

Operating profit

The following table presents a breakdown of operating profit (loss) before disposal of investments and others by business segment, the share of results of associated companies, profit on disposal of investments and others, as well as the percentage of total operating profit accounted for by each segment or line item:

	Year ended December 31,
	2004		2005
	(HK$ millions, except percentages)
India	$1,344	90.0%	$2,440	108.9%
Israel	—	—	832	37.1%
Hong Kong mobile	(524)	(35.1)%	(420)	(18.7)%
Hong Kong fixed-line	194	13.0%	78	3.5%
Thailand	(1,079)	(72.2)%	(544)	(24.3)%
Others	(79)	(5.3)%	(303)	(13.5)%

Operating (loss) / profit before disposal of investments and others	(144)	(9.6)%	2,083	93.0%
Share of results of associated companies	338	22.6%	86	3.8%
Profit on disposal of investments and others	1,300	87.0%	71	3.2%

Operating profit	$1,494	100.0%	$2,240	100.0%

The following table presents a breakdown of operating expenses for the stated years by business segment and the percentage of operating expenses accounted for by each segment:

	Year ended December 31,
	2004		2005
	(HK$ in millions, except percentages)
India	$5,749	38.3%	$7,556	33.9%
Israel	—	—	5,780	26.0%
Hong Kong mobile	4,238	28.3%	4,257	19.1%
Hong Kong fixed-line	1,676	11.2%	2,126	9.6%
Thailand	2,298	15.3%	1,589	7.1%
Others	1,028	6.9%	965	4.3%

Operating expenses	$14,989	100.0%	$22,273	100.0%

•	India operations. Operating profit before disposal of investments and others from our India operations increased by 81.5% from HK$1,344 million in 2004 to HK$2,440 million (US$315 million) in 2005 and our operating profit margin increased from 18.9% in 2004 to 24.4% in 2005. The increases mainly reflected the improved performance in the Uttar Pradesh (East), Rajasthan, Haryana, and Karnataka service areas. The improving margin reflects the better operating performance of the newer service areas.

Operating expenses for the India business increased by 31.4%, which was less than the growth of turnover in the business.

•	Israel operations. Operating profit before disposal of investments and others from Israel operations was HK$832 million (US$107 million), representing 39.9% of our total operating profit before disposal of investments and others in 2005. Partner’s results were consolidated for the nine months from April 2005 to December 2005. We equity accounted for Partner in the first three months of the year, recording a contribution to operating profit of HK$88 million (US$11 million) in the first three months of 2005.

During the year Partner was largely able to mitigate the reduction of inter carrier termination rates by reducing its costs and realigning tariffs. Partner has recorded increased amortization of approximately HK$294 million (US$38 million) resulting from the recognition of brand name and customer base at fair value of approximately HK$4,088 million (US$527 million).

•	Hong Kong mobile operations. Our Hong Kong mobile operations recorded an operating loss before disposal of investments and others of HK$420 million (US$54 million) in 2005, a 19.8% reduction from an operating loss of HK$524 million in 2004. The improvement was mainly due to staff cost savings from the outsourcing of certain network and information technology and call center services, partially offsetting higher amortization expenses from the continued growth of our 3G customer base which led to higher customer acquisition and retention costs.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations recorded an operating profit of HK$78 million (US$10 million) in 2005, a decrease of 59.8% from HK$194 million (excluding the one-off gain of HK$1,300 million) in 2004. The operating profit margin was 3.5% in 2005 compared to 10.4% in 2004. The decline in the operating profit and margin was the result of a change in the business mix as we recorded relative growth in the lower margin IDD business together with an increase in operating expenses including various one off expenses incurred in respect of the privatization of Hutchison Global Communications Holdings during the year. Our operating expenses increased by 26.8% from HK$1,676 million in 2004 to HK$2,126 million (US$274 million) in 2005. This increase in operating expenses was mainly attributable to the business expansion and generally consistent with increased turnover, which grew at a rate of 17.9% over 2004.

•	Thailand operations. Operating loss from our Thailand operations decreased by 49.6% from HK$1,079 million in 2004 to HK$544 million (US$70 million) in 2005, mainly attributable to a number of initiatives launched in 2005 including restructuring the organization and outsourcing of network maintenance and IT operations. Operating expenses fell by 30.9% to HK$1,589 million (US$205 million) reflecting the improved operating cost structure of the business and lower amortization as our Thailand operations moved to expense customer acquisition costs in 2005.

•	Other operations. Operating loss before disposal of investments and others from our other operations increased to HK$303 million (US$39 million) in 2005 from HK$79 million in 2004. The loss was mainly due to the increase in operating expenses in Ghana and a full year of corporate office expenses.

Our Vietnam and Indonesia operations did not generate any revenues in 2005 as they were still in the process of being rolled out.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Group results

Turnover

Our turnover increased by 47.8% from HK$10,045 million in 2003 to HK$14,845 million (US$1,903 million) in 2004. The increase was mainly due to strong growth in our mobile customer base, which increased from approximately 8.5 million as of December 31, 2003 to approximately 12.6 million as of December 31, 2004. All of our operating companies reported an increase in turnover in 2004 with particularly strong growth in India. Our India operations accounted for 47.8% of our total turnover in 2004, compared to 44.8% in 2003. As our Thailand operations moved into their first full year of operations, the percentage of our total turnover derived from them rose from 3.5% in 2003 to 8.2% in 2004. Our Hong Kong fixed-line operations, after the consolidation of Hutchison Global Communications Holdings’ results for the first time, accounted for 12.6% of our turnover in 2004, compared to 16.2% in 2003. Turnover from our Hong Kong mobile operations declined as a percentage of our total turnover from 34.7% in 2003 to 25.0% in 2004.

Turnover from mobile services accounted for 79.3% of total turnover while turnover from fixed line and other services accounted for 18.1%. Telecommunication products, which are principally handsets and accessory sales, represented 2.6% of total turnover.

Operating profit

Our operating profit increased from HK$1,170 million in 2003 to HK$1,494 million (US$192 million) in 2004. The increase was due primarily to a one-time gain of HK$1,300 million (US$167 million) from the placement of shares of Hutchison Global Communications Holdings. Excluding the one-time gain, our operating profit declined by 83.4% from HK$1,170 million in 2003 to HK$194 million (US$25 million) in 2004 because operating expenses increased by 54.3% and and share of results of associated companies declined by 59.8%. The increase in operating expenses was due to a combination of activity related increases, the impact of start up operations and restructuring and impairment charges, which was offset by the lower amortization expenses resulting from the net effect of early adoption of HKFRS 3 and HKAS 38 from January 1, 2004 as described below. These increased operating expenses were offset in part by increases in operating profit from our India operations and Partner, and a reduction in operating loss from our Thailand operations. Our operating profit margin excluding associated companies increased from 3.3% in 2003 to 7.8% in 2004. Our US GAAP operating profit does not include the results of our associated companies.

Operating expenses

The following table presents, for the years indicated, a breakdown of operating expenses and percentage change from year to year:

	Year ended December 31,		% Change
	2003	2004
	(HK$ millions)
Cost of inventories sold	$524	$1,373	+ 162.0%
Staff costs	1,061	1,586	+ 49.5
Depreciation and amortization	2,277	3,117	+ 36.9
Other operating expenses	5,855	8,913	+ 52.2

Operating expenses	$9,717	$14,989	+ 54.3%

The rise in operating expenses was primarily attributable to expenditures associated with higher levels of activity in our business. Excluding charges relating to restructuring activities and impairments, operating expenses grew approximately in line with the increase in turnover that we experienced during the same period.

Cost of inventories sold increased by 162.0% from HK$524 million in 2003 to HK$1,373 million (US$176 million) in 2004, mainly due to the consolidation of Hutchison Global Communications Holdings into our Hong Kong fixed-line and other operations for the first time. Hutchison Global Communications Holdings had cost of inventories of HK$597 million (US$77 million) for 2004, whereas our Hong Kong fixed-line and other operations had no cost of inventories sold in 2003. Excluding Hutchison Global Communications Holdings, cost of inventories sold increased by 48.1%, reflecting the launch of 3G operations in Hong Kong and the ramp up in operations in Thailand and stayed constant at 5.2% of total turnover in 2003 and 2004.

Staff costs increased by 49.5% from HK$1,061 million in 2003 to HK$1,586 million in 2004 (US$203 million), mainly due to increased staff costs resulting from growth in our business, restructuring costs, as well as the increase related to our initial consolidation of Hutchison Global Communications Holdings. As a percentage of total turnover, staff costs remained stable at 10.6% in 2003 and 10.7% in 2004, reflecting growth in staff in line with growth in total turnover.

Depreciation and amortization expenses increased by 36.9% from HK$2,277 million in 2003 to HK$3,117 million (US$400 million) in 2004. This increase was mainly attributable to the increase in our fixed assets as a result of the network build-out in all of our operations. In addition, the launch of 3G services in Hong Kong in January 2004 resulted in the commencement of depreciation charges and amortization of customer acquisition costs in 2004. However, because of the early adoption of HKFRS 3 and HKAS 38 from January 1, 2004, goodwill amortization expenses decreased by HK$540 million (US$69 million) in 2004 whereas the amortization of telecommunication customer acquisition costs increased by HK$260 million (US$33 million) in 2004, resulting in a net decrease of HK$280 million (US$36 million) in amortization expenses. Primarily as a result of this decrease, depreciation and amortization expenses decreased from representing 22.7% of our total turnover in 2003 to 21.0% in 2004.

The following table presents, for the years indicated, a breakdown of other operating expenses:

	Year ended December 31,
	2003	2004
	(HK$ millions)
Costs of services provided	$3,612	$4,989
General administrative and distribution costs	956	1,857
Operating leases in respect of buildings, hire of plant and machinery	915	993
Impairment loss on fixed assets	—	142
Write-off of customer acquisition costs and rentention costs	234	150
Others	138	782

Other operating expenses	$5,855	$8,913

Other operating expenses increased by 52.2% from HK$5,855 million in 2003 to HK$8,913 million (US$1,143 million) in 2004. The main component of other operating expenses was costs of services provided, comprised of network costs and associated network operating costs, which increased by 38.1% from HK$3,612 million in 2003 to HK$4,989 million (US$640 million) in 2004. The increase in costs of services provided was mainly attributable to continued growth in our customer base, which resulted in significant increases in interconnection, roaming and IDD charges. Other contributing factors were the continued build-out of networks, which resulted in increased rental fees for cell sites and leased lines, as well as the consolidation of Aircel Digilink India Limited, or Aircel, an Indian mobile telecommunication operator which we acquired in August 2003, and the consolidation of Hutchison Global Communications Holdings. The increase in other operating expenses was also partly due to the increase in general, administrative and distribution costs by 94.2% from HK$956 million in 2003 to HK$1,857 million (US$238 million) in 2004 mainly due to the consolidation of Aircel and Hutchison Global Communications Holdings. Another factor contributing to the increase in other operating expenses was certain costs in respect of restructuring that took place in 2004, including a charge of HK$142 million (US$18 million) in respect of an impairment loss on telecommunication and network equipment. The write-off of telecommunications customer acquisition costs arises as a consequence of our policy of capitalizing customer acquisition costs for postpaid customers. The customer acquisition cost capitalized is amortized over the minimum enforceable contract period under HKAS 38. Where a customer leaves the network before the end of the contract life, the unamortized balance of that customer acquisition costs is immediately expensed. In 2004 there was a charge of HK$150 million (US$19 million) in respect of such charges, compared to HK$234 million in 2003.

Share of results of associated companies

This item reflects our share, under the equity method of accounting, of the profits net of losses of our associated companies, being principally Partner. In 2004, our share of results of associated companies was HK$338 million (US$43 million), a decrease from HK$842 million in 2003. This decrease principally reflected a decrease in the operating profit of Partner, which was primarily due to the decline in customer growth in Partner’s operations in Israel.

Profit on disposal of investments and others

In 2004, we recorded a profit on disposal of investments and others of HK$1,300 million (US$167 million), comprising the gain on partial disposal of our equity interest in a subsidiary company, Hutchison Global Communications Holdings.

Interest and other finance costs, net

Interest and other finance costs, net, principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as our share of the interest and other finance costs of our associated companies, including Partner. Interest and other finance costs, net, increased by 23.2% from HK$824 million in 2003 to HK$1,015 million (US$130 million) in 2004, primarily due to higher levels of debt used to finance the expansion of our operations. In 2004, there was HK$178 million (US$23 million) related to interest paid on loans from the Hutchison Whampoa group, which were subsequently capitalized as part of the restructuring.

Profit before taxation

We recorded a profit before taxation of HK$479 million (US$61 million) in 2004, an increase of 38.4% from HK$346 million in 2003. Profit before taxation in 2004 included a one-time gain of HK$1,300 million (US$167 million) from the partial disposal of our equity interest in Hutchison Global Communications Holdings. Excluding this one-time gain, we would have recorded a loss before taxation in 2004 of HK$821 million (US$105 million).

Current and deferred taxation charges

We recorded a net taxation charge of HK$185 million (US$24 million) in 2004, compared to a net taxation credit of HK$443 million in 2003. Of these amounts, HK$105 million (US$13 million) and HK$22 million were attributable to current taxation for 2004 and 2003, respectively. The current taxation charges for both years were due principally to the application of tax loss carry-forward rules in India.

We recorded a net deferred taxation charge of HK$80 million (US$10 million) in 2004, compared to a net deferred taxation credit of HK$421 million in 2003. The net deferred taxation charge related to each of our India and Hong Kong mobile operations as well as Partner, where we had historical losses and applied our carry-forward losses to our tax positions as offsets.

Profit (loss) for the year from continuing operations

Profit for the year from continuing operations was HK$294 million (US$38 million) in 2004, compared to a loss of HK$97 million in 2003.

Loss from discontinued operations

The loss from discontinued operations in Paraguay amounted to HK$54 million (US$7 million) in 2004, representing a decrease of 28% from HK$75 million in 2003.

Loss attributable to equity holders

We recorded a loss attributable to equity holders of HK$30 million (US$3.8 million) in 2004, representing a decrease of 92.4% from HK$396 million in 2003. Excluding the one-time gain of HK$1,300 million (US$167 million), and without taking into account any possible tax-related effects from this exclusion, we would have recorded a loss attributable to equity holders of HK$1,330 million (US$170 million) in 2004.

Results of our operating companies

Turnover

The following table presents, for the years indicated, a breakdown of turnover by our five business segments and the percentage of turnover accounted for by each segment:

	Year ended December 31,
	2003		2004
	(HK$ millions, except percentages)
India	$4,497	44.8%	$7,093	47.8%
Hong Kong mobile	3,485	34.7	3,714	25.0
Hong Kong fixed-line	1,628	16.2	1,870	12.6
Thailand	355	3.5	1,219	8.2
Others	80	0.8	949	6.4

Turnover	$10,045	100.0%	$14,845	100.0%

•	India operations. Our India operations accounted for 47.8% of our total turnover in 2004, compared to 44.8% in 2003. Turnover from our India operations increased by 57.7% from HK$4,497 million in 2003 to HK$7,093 million (US$909 million) in 2004, primarily due to an increase in the total number of customers from approximately 4.1 million in 2003 to approximately 7.2 million in 2004. Turnover growth was also supported by an increase in the percentage of postpaid customers, who typically generate higher average revenues per user than prepaid customers, from 22.1% of total customers in India at the end of 2003 to 29.8% at the end of 2004.

•	Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 25.0% of our total turnover in 2004, compared to 34.7% in 2003. Turnover increased by 6.6% from HK$3,485 million in 2003 to HK$3,714 million (US$476 million) in 2004. Our customer base increased to approximately 1.9 million as of December 31, 2004, but the increase in customers resulted largely from 3G customers who joined the network towards the end of 2004. The addition of the new 3G customers and the higher tariff associated with 3G services helped to partly offset reductions that we made to tariff for 2G service in response to the ongoing pressure of discounts offered by our competitors throughout the year. In addition, turnover was lower in 2003 as our business suffered from the effects of the outbreak in Hong Kong of severe acute respiratory syndrome (SARS), which led to temporarily lower roaming turnover as visits to and outside Hong Kong by business and leisure travelers decreased during that period.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 12.6% of our total turnover in 2004, compared to 16.2% in 2003. Turnover from our Hong Kong fixed-line operations increased by 14.9% from HK$1,628 million in 2003 to HK$1,870 million (US$240 million) in 2004. This increase was primarily due to increased turnover from our international and local bandwidth, local and international voice and residential broadband services as the result of growth in the number of voice and broadband customers.

•	Thailand operations. Our Thailand operations accounted for 8.2% of our turnover in 2004, compared to 3.5% in 2003. Turnover from our Thailand operations increased by 243.4% from HK$355 million in 2003 to HK$1,219 million (US$156 million) in 2004, which was attributable to a significant increase in our customer base and to receiving turnover for 12 months in 2004 compared to only 10 months in 2003. We began marketing Hutch brand mobile telecommunications services in Thailand in February 2003. As of December 31, 2004, the Hutch brand service had approximately 615,000 subscribers, compared to approximately 224,000 as of December 31, 2003, representing an increase of 174.6%.

•	Other operations. Turnover from other operations consisted of turnover from our mobile telecommunications operators in Sri Lanka, Ghana and our non-telecommunications business. These operations collectively accounted for 6.4% of our turnover in 2004, compared to 0.8% in 2003. Turnover from other operations increased from HK$80 million in 2003 to HK$949 million (US$122 million) in 2004. This increase was primarily due to HK$817 million from the first time consolidation of the results of Vanda BVI, in which we indirectly acquired a majority interest in March 2004 as a result of our acquisition of a majority interest in Vanda Systems (now known as Hutchison Global Communications Holdings).

Operating profit

The following table presents, for the years indicated, a breakdown of operating profit by business segment, as well as profit on disposal of investments and others and share of results of associated companies, and the percentage of total operating profit accounted for by each segment or line item:

	Year ended December 31,
	2003		2004
	(HK$ millions, except percentages)
India	$670	57.3%	$1,344	90.0%
Hong Kong mobile	610	52.1	(524)	(35.1)
Hong Kong fixed-line	231	19.7	194	13.0
Thailand	(1,143)	(97.6)	(1,079)	(72.2)
Others	(40)	(3.5)	(79)	(5.3)

Operating (loss)/profit before disposal of investments and others	328	28.0	(144)	(9.6)
Share of results of associated companies	842	72.0	338	22.6
Profit on disposal of investments and others	—	—	1,300	87.0

Operating profit	$1,170	100.0%	$1,494	100.0%

The following table presents, for the years indicated, a breakdown of operating expenses by our five business segments and the percentage of operating expenses accounted for by each segment:

	Year ended December, 31
	2003		2004
	(HK$ in millions, except percentages)
India	$3,827	39.4%	$5,749	38.3%
Hong Kong mobile	2,875	29.6	4,238	28.3
Hong Kong fixed-line	1,397	14.4	1,676	11.2
Thailand	1,498	15.4	2,298	15.3
Others	120	1.2	1,028	6.9

Operating expenses	$9,717	100.0%	$14,989	100.0%

•	India operations. Operating profit from our India operations increased by 100.6% from HK$670 million in 2003 to HK$1,344 million (US$172 million) in 2004 and the operating profit margin increased from 14.9% in 2003 to 18.9% in 2004. The increases mainly reflected the business growth in our India operations, strong operating performance and lower depreciation and amortization expenses resulting from a change in accounting policies on goodwill. Operating expenses from our India operations increased by 50.2% from HK$3,827 million in 2003 to HK$5,749 million (US$737 million) in 2004. The increase in operating expenses was attributable to the continued growth of our business in India, and therefore increased network and other associated network operating costs and offset by the decrease in amortization expenses resulting from the early adoption of HKFRS 3 from January 1, 2004. Further, our operating costs increased as a result of our acquisition of Aircel Digilink India Limited in August 2003 and the continued build-out of networks in Chennai, Karnataka, Andhra Pradesh, Rajasthan, Haryana, Uttar Pradesh (East), Punjab, Uttar Pradesh (West) and West Bengal.

•	Hong Kong mobile operations. Our Hong Kong mobile operations recorded an operating profit of HK$610 million in 2003, which declined to an operating loss of HK$524 million (US$67 million) in 2004. The operating profit margin of our Hong Kong mobile operations decreased from a positive margin of 17.5% in 2003 to a negative margin of 14.1% in 2004. These declines were mainly the result of a 47.4% increase in operating expenses, from HK$2,875 million in 2003 to HK$4,238 million (US$543 million) in 2004. The increase in operating expenses was primarily attributable to the launch of our 3G business in 2004. Hong Kong staff costs increased by 66.4% as a result of the launch of 3G services and the continued growth in 2G services, as well as costs associated with restructuring. Further, in 2004, the Office of the Telecommunications Authority of Hong Kong (“OFTA”) announced a three-year moratorium upon expiry of our CDMA license in 2005, in order for us to migrate our CDMA customers to 2G or 3G networks. See “Information on the Company—Business Overview—Regulation—Hong Kong.” In addition, as part of our cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the moratorium and the outsourcing, we recorded an impairment loss on telecommunications and network equipment of HK$142 million (US$18 million) for the year ended December 31, 2004.

•	Hong Kong fixed-line operations. Our Hong Kong fixed-line operations recorded an operating profit of HK$194 million (US$25 million) in 2004 compared to an operating profit of HK$231 million in 2003. The operating profit margin was 10.4% in 2004 compared to 14.2% in 2003. The decline in operating profit and margin was the result of an increase in our operating expenses. Our operating expenses increased by 20% from HK$1,397 million in 2003 to HK$1,676 million (US$215 million) in 2004. Hong Kong fixed-line continued to expand its footprint in 2004, which increased its depreciation and amortization expenses by 8.9% from HK$437 million in 2003 to HK$476 million (US$61 million) in 2004.

•	Thailand operations. Operating loss from our Thailand operations decreased from HK$1,143 million in 2003 to HK$1,079 million (US$138 million) in 2004 as the customer base continued to grow, which resulted in an increase in turnover and improvement in operating results. Operating expenses from our Thailand operations increased by 53.4% from HK$1,498 million in 2003 to HK$2,298 million (US$295 million) in 2004. The increase in operating expenses was attributable to increased staff costs and depreciation and amortization expenses, which was in part attributable to incurring full year operating expenses in 2004 compared to 10 months start-up costs in 2003. Our depreciation and amortization expenses increased by 135% from HK$360 million to HK$846 million (US$108 million) mainly due to the early adoption of HKAS 38 from January 1, 2004.

•	Other operations. Operating loss from our other operations increased to HK$79 million (US$10 million) in 2004 from HK$40 million in 2003 and consisted of operating losses from our operation in Ghana, Sri Lanka and Paraguay, as well as operating expenses of our corporate office. Operating expenses from our other operations increased significantly from HK$120 million in 2003 to HK$1,028 million (US$132 million) in 2004, primarily because of other operating expenses which increased significantly in 2004 due mainly to the inclusion of our corporate office expenses, which was established in March 2004.

Share of results of associated companies

Our share of results of associated companies decreased by 59.9% from HK$842 million in 2003 to HK$338 million (US$43 million) in 2004. The decrease was principally due to a decrease in our share of deferred taxation credit from HK$484 million in 2003 to HK$214 million (US$27 million) in 2004. Excluding the effect of deferred taxation, our share of profit before taxation of assocated companies increased by 54.2% from HK$358 million in 2003 to HK$552 million (US$71 million) in 2004. This increase principally reflected an increase in the operating profit of Partner. As of December 31, 2004, we owned approximately 42.9% of Partner.

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

As of December 31, 2005, we had net current liabilities of HK$5,328 million. Although our operations generated cash during the year, investments in our businesses consumed cash in excess of amounts generated from operations. The consequent financing requirements were met by bank and other loans, including a HK$9 billion credit facility that we entered into in November 2005, which is described in greater detail in “—Outstanding Debt”. We have historically met our working capital and other capital requirements principally from cash flow from our operating activities and through borrowings from banks. We expect that we will continue to fund the substantial capital required to build, maintain and operate our telecommunications networks through a combination of cash flow from operating activities and bank borrowings, and going forward may need to seek additional debt or equity financing. We cannot assure you that we will be successful in obtaining any such required additional financing, or if we do obtain it, that it will be on acceptable terms.

Capital Expenditure

The following table sets forth our capital expenditure by business segment for the years indicated:

	Year ended December 31,
	2003	2004	2005
	(HK$ millions)
India	$1,617	$2,463	$2,744
Israel(1)	—	—	531
Hong Kong mobile	1,280	557	415
Hong Kong fixed-line	1,257	704	425
Thailand	1,344	876	282
Others(2)	48	58	321

Total	$5,546	$4,658	$4,718

(1)	Israel was not consolidated in our results until April 2005.
(2)	“Others” for 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Paraguay, our non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore, and our corporate office. “Others” in the prior years was comprised of Sri Lanka, Ghana, Paraguay, our non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore, and our corporate office.

Capital expenditure increased by 1.3% to HK$4,718 million (US$609 million) in 2005 from HK$4,658 million in 2004 due to the first time inclusion of Israel following the consolidation of Partner in April 2005, the increase in capital expenditure of our India operations and expansion in our new markets in Indonesia and Vietnam. Excluding Israel, capital expenditure would have been HK$4,187 million (US$540 million) in 2005. These increases were offset by decreases in capital expenditure in our Hong Kong mobile and fixed-line operations and our Thailand operations. The capital expenditure of India increased as we continued to invest to broaden our operations in our existing licence areas. The decrease in capital expenditure of the Hong Kong mobile operations mainly reflected the completion of the initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure in the Hong Kong fixed-line operations was due to the completion of its major infrastructure build out and lower prices. The decrease in capital expenditure of our Thailand operations was mainly due to the completion of the principal network build out and the implementation of cost saving programs. The initial investments in Indonesia and Vietnam are included under “Others” and reflects initial roll out costs.

Our capital expenditure is expected to increase significantly in 2006, to an anticipated level of HK$13.5 billion (US$1.7 billion) to HK$14.5 billion (US$1.9 billion). We expect our principal capital expenditure requirements for 2006 to include the following:

•	Much of the investment is expected to be in India where we have earmarked nearly 70% of our anticipated 2006 capital expenditure. This will be used not only to expand existing operations, but will also be invested in the operations acquired in the BCL acquisition and the BPL Mumbai acquisition (if completed). We will invest in these operations upon the completion of license applications in the remaining areas where we presently do not operate and we plan to add more backbone capacity.

•	We plan to invest approximately 20% of our anticipated 2006 capital expenditure in Indonesia and Vietnam during 2006 as we continue the network build out for those operations.

•	The balance of the investment will go to the 3G network in Israel and maintenance expenditures across the rest of our businesses.

Outstanding Debt

We have met our working capital and other capital requirements principally from cash flow from our operating activities and borrowings from banks. Historically, our borrowings have been from the Hutchison Whampoa group of companies or supported by guarantees and/or pledges provided by the Hutchison Whampoa group. In connection with our restructuring in 2004, we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million (US$2,676 million) in September 2004. None of the debt that we incurred in 2005 was borrowed from, or guaranteed or otherwise supported by, the Hutchison Whampoa group.

The following table presents our outstanding bank loans and other interest-bearing borrowings and debentures as of December 31, 2004 and 2005:

	Total debt
	As of December 31,
	2004	2005
	(HK$ millions)
Bank loans—current portion	$12,281	$7,677
Other loans—current portion	1,316	11
Notes and debentures—current portion	247	2
Long-term loans	3,582	19,002

Total debt(1)	$17,426	$26,692

(1)	Excluding the HK$4 million (US$0.5 million) interest-bearing loan from minority shareholders of one of our operating companies as of December 31, 2004.

We have financed our network build out and operating costs mainly through loans from commercial banks. As of December 31, 2004 and 2005, the ratio of our total debt to total assets was approximately 43% and 45%, respectively.

During 2005, we entered into new long-term facilities that refinanced much of our short-term debt and financed expansion of our network and our working capital needs. As a result, short-term debt declined significantly while long-term debt increased significantly. Our long-term debt also increased as the result of our consolidation of Partner, which as of December 31, 2005 had total long-term debt of HK$4,483 million (US$578 million). As of December 31, 2004, 79.4% of our total borrowings, or HK$13,844 million, was repayable within one year, compared to 28.8%, or HK$7,690, as of December 31, 2005.

The following table presents information regarding our outstanding bank loans and other interest-bearing third-party borrowings and debentures as of December 31, 2005 by business segment.

Country	Fixed / Floating Interest Rate	Maturity Date	Currency	Committed Facility		Current Portion	Long-term Portion	Total
				HK$ millions		HK$ millions	HK$ millions	HK$ millions
India	Fixed	Aug 06 – Oct 09	INR	$1,270		$3	$1,244	$1,247
	Floating	Jan 06 – Nov 08	INR	3,990		1,170	2,813	3,983
	Floating	Oct 06	USD	624		623	—	623

Israel	Fixed	Apr 09	USD	26		7	19	26
	Floating	Jun 09 – Mar 12	NIS	4,515		51	4,464	4,515

Hong Kong Mobile	Floating	May 08	HKD	6,000		—	4,128	4,128

Hong Kong Fixed-line	Fixed	Jan 14	HKD	17		2	12	14
	Floating	Nov 08	HKD	—	(1)	—	250	250

Thailand	Floating	Jun 06 – Jan 07	THB	6,525		4,382	1,039	5,421
	Floating	Jun 06 – Jan 07	JPY	1,597		1,278	317	1,595
	Floating	Mar 10	USD	175		38	132	170

Corporate and others	Floating	Nov 08	HKD	9,000	(1)	—	1,782	1,782
	Fixed	Nov 06 – Dec 06	RMB	16		16	—	16
	Fixed	Apr 06	SGD	35		14	—	14
	Fixed	Mar 06 –Aug 06	MR	25		15	—	15
	Floating	Mar 06 –Nov 08	USD	120	(1)	22	2,785	2,807
	Floating	Sep 06 – Mar 09	HKD	117		69	17	86

HTIL Total				$34,052		$7,690	$19,002	$26,692

(1)	The HK$9 billion secured revolving loan facility is available for both the Hong Kong fixed-line business and corporate office.

The additional borrowings of our India operations in 2005 were mainly to finance the expansion of its network and working capital. In addition to the borrowings of Hutchison Essar, there were external borrowings of HK$742 million (US$96 million) by intermediate holding companies which have been incurred to fund our investment in India.

The increase in borrowings of our Hong Kong fixed-line operations in 2005 was to fund working capital and acquisitions and to refinance existing indebtedness.

The increased borrowings of our Thailand operations in 2005 were to meet finance charges, investments and working capital requirements.

The following table presents our outstanding bank loans and other interest-bearing third-party borrowings as of December 31, 2005 by business segment, as well as information regarding maturities and interest expenses for the year ended December 31, 2005 in respect of such debt:

	Maturity			Year ended December 31, 2005 Interest expense
	Short-term	Long-term	Total debt
	(HK$ millions)
India	$1,796	$4,057	$5,853	$342
Israel	58	4,483	4,541	429
Hong Kong mobile	—	4,128	4,128	144
Hong Kong fixed-line	2	262	264	1
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99

Total	$7,690	$19,002	$26,692	$1,314

On March 31, 2005, Partner completed an offering of NIS2 billion (HK$3,380 million or US$436 million) unsecured notes linked to the Israeli Consumer Price Index. The principal amount of the notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012, and bears interest at the rate of 4.25% per annum, payable quarterly. Payments of principal and interest are subject to adjustment based upon increases in the Israeli Consumer Price Index. In April 2005, Partner entered into a new US$150 million (HK$1,163 million) five-year bank credit facility which was subsequently amended in May 2005. This new facility is secured by a first ranking floating charge on Partner’s assets. In August 2005, Partner redeemed its outstanding US$175 million (HK$1,356 million) 13% Senior Subordinated Notes, due in 2010. The redemption was financed by the new bank facility and the CPI linked notes.

In May 2005, Hutchison Telephone in Hong Kong entered into a HK$6 billion (US$0.8 billion) three-year senior secured revolving credit facility agreement with a group of international commercial banks, to refinance existing borrowings for the Hong Kong mobile business. The facility contains certain covenants and prepayment events including undertakings for Hutchison Whampoa to directly, or indirectly through its subsidiaries, maintain at least a 40% interest of our issued voting share capital. As of December 31, 2005, Hutchison Whampoa owned 49.8% of our shares. The facility is secured by way of fixed and floating charges over the assets of, as well as charges over the issued share capital of, the Hong Kong mobile business. As of December 31, 2005, HK$4,150 million (US$535 million) was outstanding under this facility.

In May and July 2005, our Indian operations concluded two two-year rupee loan facilities, each of INR2,200 million (HK$378 million or US$48 million). As of December 31, 2005, these facilities were fully drawn. In October 2005, our Indian operations concluded two three-year credit facilities with an aggregate of INR19,450 million (HK$3,340 million or US$431 million). To conclude the refinancing plan for Indian operations, in November 2005, the Indian operations entered into a foreign currency loan facility of US$140 million (HK$1,085 million) with a group of international banks. The facility shares the same security package as the INR4,400 million (HK$756 million or US$98 million) Rupee loan facilities. These facilities are secured by first charges over all assets of the Indian operating companies.

In August 2005, one of our Thailand operations entered into a new THB3,900 million (HK$739 million or US$95 million) revolving credit facility with an international commercial bank. This facility is guaranteed by HTIL and will expire in August 2006. In December 2005, the Thailand operations successfully arranged two one-year Baht-denominated credit facilities: one THB9,500 million (HK$1,799 million or US$232 million) revolving and term loan facility and one THB8,000 million (HK$1,515 million or US$196 million) term loan facility. These facilities were used to refinance existing maturing facilities and are guaranteed by Hutchison Whampoa.

In November 2005, HTIL, HTI (BVI) Finance Limited, or HTIF, and Hutchison Global Communications entered into a HK$9 billion (US$1.2 billion) secured revolving loan facility with three-year term with a group of syndicated banks. The facility contains certain covenants and prepayment events including undertakings for Hutchison Whampoa to directly, or indirectly through its subsidiaries, maintain at least a 40% interest of our issued voting share capital. As of December 31, 2005, Hutchison Whampoa owned 49.8% of our shares. The facility is secured by way of a fixed and floating debenture over the assets of the borrowers and HCL Network Partnership, guarantees from various intermediate holding companies of our operations and charges over the entire issued share capital of HTIF and Hutchison Global Communications. As of December 31, 2005, HK$4,858 million (US$627 million) was outstanding under this facility.

As of December 31, 2005, total borrowings of HK$7,488 million (US$966 million) are guaranteed by Hutchison Whampoa and other related companies. Under the terms of a credit support agreement between us and Hutchison Whampoa, we will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of Hutchison Whampoa and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As of December 31, 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$11,520 million (US$1,486 million) and HK$6,756 million (US$872 million), respectively, were used as collateral for certain of the borrowings. The current portion of our bank and other loans, notes and debentures is secured to the extent of HK$868 million (US$112 million) compared to HK$3,830 million in 2004. The long-term portion of our bank and other loans and debentures is secured to the extent of HK$16,748 million (US$2,161 million) compared to HK$1 million in 2004.

In January 2006, we completed the acquisition of BCL in India and assumed its debt. As a result, following the consolidation of BCL, our total bank borrowings increased by approximately INR18,857 million (HK$3,238 million or US$418 million).

Under the terms of a credit support agreement with Hutchison Whampoa, we will pay guarantee fees charged at normal commercial rates and will provide counter-indemnities in favor of the Hutchison Whampoa group in respect of guarantees, indemnities and security provided by Hutchison Whampoa and its group companies for so long as there remains a guarantee liability. The total amount of these fees paid by us to the Hutchison Whampoa group in 2005 was HK$142 million (US$18.3 million).

Contractual Obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2005:

	Total	Payments due within
Contractual obligations		1 year	1 – 5 years	After 5 years
	(HK$ millions)
Purchase obligations	$4,398	$4,398	$—	$—
Operating lease obligations	2,548	735	946	867
Loans(1)	26,692	7,690	17,577	1,425
Licence fees liabilities	1,386	161	386	839

Total contractual obligations	$35,024	$12,984	$18,909	$3,131

(1)	Including bank loans and other interest-bearing third-party borrowings.

Capital Resources

We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities and through borrowings from banks. Our bank loans and other debt, and related collateral arrangements and financial and operating covenants, are discussed above in “—Outstanding Debt.”

As of December 31, 2005, we had net current liabilities of HK$5,328 million (US$ 687 million) comprising a current portion of bank loans and other loans equal to HK$7,690 million (US$992 million) and other net current assets of HK$2,362 million (US$305 million). As of December 31, 2004, we had net current liabilities of HK$14,373 million, comprising a current portion of bank loans and other loans equal to HK$13,844 million and other net current liabilities of HK$529 million. The decrease in net current liabilities in 2005 compared to 2004 was attributable to a decrease in short-term borrowings of HK$6,154 million (US$794 million), mainly due to the refinancing of a number of short-term bank loans with long-term borrowings together with an increase in short-term borrowings by our Thailand operations and the first time consolidation of Israel operations, as well as an increase in other net current assets by HK$2,891 million (US$373 million).

The following table sets out the major inflows/(outflows) of our cash flows:

	2004	2005
	HK$ millions	HK$ millions
Cash flows from operating activities
Profit before taxation	$479	$636
Adjustments for
- Interest and other finance costs, net	1,015	1,604
- Non-cash items	3,417	4,582
- Share of results of associates	(338)	(86)

- Profit on disposal of investments and others	(1,300)	(71)
- Changes in working capital	(58)	524

Cash generated from continuing operations	$3,215	$7,189
Cash used in discontinued operations	(21)	—

Cash generated from operations	$3,194	$7,189
Net interest and other finance costs and taxes paid	(950)	(1,912)

Net cash generated from operating activities	$2,244	$5,277

Cash flows from investing activities
Net purchases of fixed assets	(5,104)	(4,030)
Addition to telecommunications licences, customer acquisition and retention costs, and long-term deposits	(963)	(987)
Prepayment for acquisition of subsidiary companies	—	(4,011)
Purchases of subsidiaries and additional investment in certain subsidiaries	69	(1,403)
Proceeds on disposal of subsidiaries	—	193
Proceeds on disposal of partial interest in a subsidiary	1,578	476

Net cash used in investing activities	$(4,420)	$(9,762)

Cash flows from financing activities
Net cash flows from financing activities and changes in restricted cash	3,798	4,577
Increase in amounts due from related companies	(1,513)	—
Equity contribution net of dividend paid to minority shareholders	—	242

Net cash provided by financing activities	$2,285	$4,819

Our net cash inflows from operating activities in 2005 amounted to HK$5,277 million (US$681 million), compared to HK$2,244 million in 2004. The increase in net cash inflows from operating activities was mainly due to improved operating cash flow as well as to a working capital inflow of HK$524 million (US$68 million) in 2005, compared to a working capital outflow of HK$58 million in 2004. The working capital inflow in 2005 consisted primarily of an increase in trade and other receivables of HK$1,099 million (US$142 million) and was offset by an increase in trade and other payables of HK$1,581 million (US$204 million). In comparison, the working capital outflow in 2004 consisted primarily of an increase in trade and other receivables of HK$1,081 million and was offset by an increase in trade and other payables of HK$970 million. Our trade receivables increased from HK$1,719 million in 2004 to HK$3,265 million (US$421 million) as of December 31, 2005. The increase was primarily due to increases in turnover resulting from growth in our customer base as well as the consolidation of Partner during the year.

Our trade receivables increased from HK$895 million as of December 31, 2003 to HK$1,719 million as of December 31, 2004 to HK$3,265 million (US$421 million) as of December 31, 2005. These increases were primarily due to increase in turnover resulting from growth in our customer base. The ratio of trade receivables outstanding over 90 days decreased from 16.4% as of December 31, 2003 to 15.2% as of December 31, 2004 to 9.6% as of December 31, 2005.

Our trade payables increased from HK$941 million as of December 31, 2003 to HK$1,192 million as of December 31, 2004 to HK$2,206 million (US$285 million) as of December 31, 2005. These increases were mainly due to increased operations in most of our service areas and longer payment terms. The increase in the amount of trade payables outstanding over 90 days, from HK$111 million as of December 31, 2003 to HK$474 million as of December 31, 2004, was mainly attributable to increased operations and longer payment terms in our Indian operations. The amount of trade payables outstanding over 90 days decreased to HK$400 million (US$52 million) as of December 31, 2005 despite the increased operations in 2005, mainly as the result of shorter payments terms in our Indian operations.

Our net cash outflows from investing activities amounted to HK$9,762 million (US$1,260 million) in 2005, compared to HK$4,420 million in 2004. The net cash outflows from investing activities consisted mainly of capital expenditures on network build out of HK$4 billion (US$0.5 billion) and advanced payments made in connection with the acquisition of BCL and BPL Mumbai in India of approximately HK$4 billion (US$0.5 billion). In 2004, we had a profit on disposal of partial interest related to the placement of Hutchison Global Communications Holdings, which accounted for a HK$1,578 million inflow of our cash flows from investing activities. In comparison, we had a cash inflow of approximately HK$476 million (US$61 million) from the disposal of partial interest in certain subsidiaries as a result of the option exercised by certain minority shareholders.

Our net cash inflows from financing activities amounted to HK$4,819 million (US$622 million) in 2005, compared to HK$2,285 million in 2004. The increase mainly reflected a net increase in loans in the amount of HK$4,571 million (US$590 million) in 2005 as compared to HK$4,048 million in 2004, primarily to fund network build out and operations by our operating companies as well as the first time inclusion of the debt from Partner as a result of our consolidation of Partner since April 2005. In 2004 there was an increase in amounts due from related companies of HK$1,513 million, whereas there was none in 2005.

Off-Balance Sheet Arrangements

In addition to the contractual obligations discussed above, we have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated balance sheet as of December 31, 2004 and December 31, 2005.

As of December 31, 2005, we had commitments of HK$4,398 million or US$567 million (2004 - HK$2,203 million ) in respect of purchase obligations, HK$2,548 million or US$329 million (2004 - HK$1,713 million ) in respect of operating lease obligations and contingent liabilities of HK$887 million or US$114 million (2004 - HK$564 million ) in respect of performance guarantees.

Shareholder arrangements with respect to the India entities through which we held our business interests in India as of December 31, 2005, under which we had put and call options in place, which, if exercised by the relevant counter-party, could have required us to make material payments to purchase additional interests in these India entities, were terminated in March 2006.

In March 2006, we reorganized TII, the joint venture company through which we hold an indirect interest in Hutch India. TII, together with its wholly owned subsidiaries, holds an aggregate interest of 19.54% in Hutchison Essar. As a result of this reorganization, we now hold a 37.25% interest in TII, and account for TII and its wholly owned subsidiaries as our subsidiaries. Following the reorganization of TII we entered into a new shareholders’ agreement in March 2006 with the other two shareholders of TII. Under the new shareholders’ agreement, put and call options were put in place, which, if exercised by the relevant counter-party, could require us to make material payments to purchase those shareholders’ interests in TII. The exercise price of these options is the fair market value of the TII shares at the time of exercise, as agreed by the parties, or if agreement could not be reached, then as determined by a specified independent investment bank. These options are described in further detail in “—Operating companies review—India—Reorganization”.

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

Factors Affecting Our Results of Operations

New Licenses and Acquisitions

In recent years, we have expanded our operations through the acquisition of new telecommunications licenses, as well as through the acquisition of interests in existing third-party telecommunications operators in most of our business segments. For example:

•	In January 2004 and December 2004 we began offering 3G mobile telecommunications services in Hong Kong and Israel, respectively.

•	In February and March 2004, we acquired new telecommunications licenses in India for the service areas of Uttar Pradesh (West) and West Bengal, respectively.

•	In February 2005 we received an investment license from the Ministry of Planning and Investment of Vietnam permitting a business cooperation contract under which, together with Hanoi Telecommunications, we intend to build, operate and develop a new CDMA2000 1X network in Vietnam.

•	In April 2005 our interest in Partner increased above 50% as a result of the completion of Partner’s repurchase of shares from certain of its shareholders.

•	In July 2005, we completed the privatization of Hutchison Global Communications Holdings, as a result of which Hutchison Global Communications Holdings became our wholly-owned subsidiary.

•	In July 2005 we completed the acquisition of a 60% equity interest in PT Hutchison CP, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia.

•	In January 2006 we completed the acquisition of BCL in India, which increased our coverage in India by adding the service areas of Maharashtra, Tamil Nadu and Kerala.

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

Vietnam is a new service area for which we received governmental approval in February 2005 of our business cooperation contract with Hanoi Telecommunications to jointly build and operate a network. We expect the capital expenditure and working capital over the 15-year term of our business cooperation contract to be approximately US$655 million (HK$5,109 million). Peak funding is expected to be approximately US$250 million (HK$1,938 million), which will be financed from our internally generated funds and external borrowings. We recognize our interest in the business cooperation to the extent of the assets that we control and the liabilities and expenses that we incur, and the share of the income that we earn under the terms of the business cooperation contract from the sale of goods or services.

Prior to March 31, 2005, Partner was accounted for in our accounts in this annual report as an associated company using the equity accounting method. In April 2005, Partner completed a buyback of shares from some of its founding shareholders, which resulted in an increase in our shareholding of Partner from 42.9% of Partner’s outstanding share equity to over 50%. By virtue of this majority ownership, we began consolidating Partner as a subsidiary commencing with the beginning of the second quarter of 2005. The consolidation has resulted in a material upward adjustment to the presentation of our financial results with particular impact on revenue, total assets and operating profit to be reported in our consolidated accounts. However, the consolidation did not result in a material upward adjustment to our net (loss) profit attributable to shareholders, although there was an upward adjustment attributable to the increase in our equity ownership of Partner.

In July 2005, we completed the privatization of Hutchison Global Communications Holdings. As a result, Hutchison Global Communications Holdings went from being a 52.5%- owned subsidiary to a 100%-owned subsidiary. We paid approximately HK$475.1 million (US$61.3 million) in cash (including HK$458.8 million (US$59.2 million) that we paid to the Hutchison Whampoa group to transfer 60,371,099 of our shares owned by the Hutchison Whampoa group to shareholders of Hutchison Global Communications Holdings on our behalf) and issued a total of 252,546,209 new ordinary shares as consideration for the minority shareholders’ stock.

In addition, in July 2005, we completed the acquisition of a 60% equity interest in PT Hutchison CP for consideration of US$120 million. Towards the end of 2005, we commenced the expansion of PT Hutchison CP’s nationwide wireless network, which we expect to launch commercially in the second half of 2006. We and PT Hutchison CP’s other shareholder have agreed to provide funding to PT Hutchison CP pro rata to our respective equity interests with an initial committed amount of US$300 million.

In 2005, we entered into agreements to acquire BPL Mumbai, a licensee for GSM mobile services in the telecommunications license areas of Mumbai, and BCL, a licensee for GSM mobile services in the telecommunications license areas of Maharashtra, Tamil Nadu and Kerala. The aggregate consideration was approximately INR25,115 million (HK$4,312 million or US$556.2 million), plus interest, before adjustments, and was paid in advance. Including assumed debt of BCL and BPL Mumbai, total consideration was approximately INR50,649 million (HK$8,696 million or US$1,122 million). The acquisition of BCL was completed in January 2006, as a result of which, following our consolidation of BCL, our bank borrowings increased by approximately INR18,857 million (HK$3,238 million or US$418 million) as we assumed BCL’s outstanding bank debt.

The completion of the acquisition of BPL Mumbai is conditional upon, among other things, regulatory approval from the Department of Telecommunications of India, which has not yet been received. If the acquisition of BPL Mumbai has not been completed by June 30, 2006, we are entitled, on behalf of the parties selling BPL Mumbai to us, to arrange for a bona fide sale of BPL Mumbai to a third party in the most efficient manner possible at the time. The proceeds of such a sale would be applied so that the parties selling BPL Mumbai to us would receive an amount equal to the consideration payable to them by us, less any advances that have already been paid to them by Hutchison Essar. The remainder would go to Hutchison Essar. As all of the BPL Mumbai purchase price has already been advanced by us, all of the proceeds from the sale of BPL Mumbai to a bona fide third party would go to us.

Sale of Assets

In July 2005, we completed the sale of our operations in Paraguay. As a result, we reclassified the financial results from our Paraguay operations for the years ended December 31, 2003 and 2004 as discontinued operations, resulting in them being moved from individual line items in our consolidated profit and loss accounts for those years to loss from discontinued operations.

Change in Accounting Estimate

During the year ended December 31, 2005, we evaluated the useful lives for mobile telecommunications network assets within India and concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. We considered this to be a change in accounting estimate and therefore accounted for the change prospectively from January 1, 2005. The effect of this change in accounting estimate was to decrease depreciation charge by HK$360 million (US$46 million), increase deferred tax charge by HK$248 million (US$32 million) and decrease loss attributable to equity holders by HK$60 million (US$8 million). As a result of this change, for the years ending December 31, 2006 and 2007, annual depreciation expense of these network assets will be decreased by HK$343 million (US$44 million) and HK$298 million (US$38 million), respectively.

Regulatory Changes

New interconnection regulations in India became effective on February 1, 2004. These new regulations introduced a number of changes to the arrangements among telecommunications operators for the interconnection of calls. While many of these changes had some impact on our Indian operations, the most significant change was the establishment of a specified uniform charge to be paid to all telecommunications operators for terminating incoming international calls. Prior to the effectiveness of the new regulations, the termination charge was determined by negotiation among telecommunications operators. The rate established by the new regulations was INR0.30 per minute, which was substantially lower than the negotiated rates that we previously received in India.

In Israel, regulatory changes significantly reducing call and SMS termination tariffs became effective on March 1, 2005. Call termination tariffs were reduced from NIS0.45 to NIS0.32 per minute on March 1, 2005 and to NIS0.29 per minute on March 1, 2006, with additional reductions mandated as follows: effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. SMS termination tariffs were reduced from NIS0.285 to NIS0.05 on March 1, 2005 and to NIS0.22 per minute on March 1, 2006. Partly as a result of these reductions, Partner’s ARPU in 2005 declined by approximately 8.2%. For further information, see “Information on the Company—Business Overview—Regulation—Israel—Regulation by the Ministry of Communications.”

Critical Accounting Policies

The preparation of accounts often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the turnover and expenses in our consolidated profit and loss account and the information that is contained in the significant accounting policies and notes to our accounts. Our management bases its estimates and judgments on historical experience and various other assumptions that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under Hong Kong GAAP that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 2 to our accounts.

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

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset, using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect our reported financial condition and results of operations.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary company or associated company at the date of acquisition. Up to December 31, 2003, goodwill was amortized using the straight line method over its estimated useful life and assessed for impairment at each balance sheet date. From January 1, 2004, with the early adoption of HKFRS 3 “Business combination”, goodwill was not subject to amortization and the accumulated amortization as at December 31, 2003 was eliminated with a corresponding decrease in the cost of goodwill. Goodwill is tested annually for impairment, as well as when there are indications of impairment. The early adoption of HKFRS 3 from January 1, 2004 represented a change in the accounting policy for goodwill and resulted in a decrease of HK$540 million (US$69 million) in goodwill amortization expenses for the year ended December 31, 2004.

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

We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. Our assumptions regarding future profitability and the anticipated timing of utilizing the tax holiday period available to our India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on our reported financial condition and results of operations. As of December 31, 2005 and 200, we had recognized HK$918 million (US$118 million) and HK$844 million (US$108 million), respectively, in deferred tax assets.

Income Taxes

We are subject to income taxes in jurisdictions in which we operate. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. If the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the income tax and deferred tax provisions in the period in which such determination was made.

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

During the year ended December 31, 2004, we re-assessed the useful lives of certain of our telecommunications and network equipment in relation to our Hong Kong fixed-line business. As a result of this re-assessment, we concluded that the useful lives of these assets should be extended from 6.7 to 25 years to 20 to 35 years. We considered this to be a change in accounting estimate and therefore accounted for the change prospectively from January 1, 2004. The effect of this change in accounting estimate was to decrease depreciation charge for the year ended December 31, 2004 by HK$57 million (US$7 million).

During the year ended December 31, 2005, we evaluated the useful lives for mobile telecommunications network assets within India, through consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, we considered the historical experience with similar assets in determining the estimated useful life, as well as taking into account anticipated technological or other changes. As a result of this reassessment, we concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. We considered this to be a change in accounting estimate and therefore accounted for the change prospectively from January 1, 2005. The effect of this change in accounting estimate was to decrease depreciation charge by HK$360 million (US$46 million), increase deferred tax charge by HK$248 million (US$32 million) and decrease loss attributable to equity holders by HK$60 million (US$8 million). As a result of this change, for the years ending December 31, 2006 and 2007, annual depreciation expense of these network assets will be decreased by HK$343 million (US$44 million) and HK$298 million (US$38 million), respectively.

Actual economic lives may differ from our estimated useful lives. Periodic reviews could result in a change in our depreciable lives and therefore our depreciation expense in future years.

Amortization of Telecommunications Spectrum Licenses

We own licenses to use and operate specified spectrums in some jurisdictions over a certain period of time, for which we pay annual minimum fees plus a variable portion depending on the future revenues from the services. The discounted value of the fixed portion of annual license fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use, are capitalized. Capitalized licence fees are amortized from the date the asset is ready for its intended use until the expiration of the license. The variable portion of license fees are recognized as period costs.

Amortization of Telecommunications Customer Acquisition Costs

Costs to acquire mobile telecommunication customers pursuant to a contract with early termination penalties are capitalized and amortized over the minimum enforceable contractual period, which is generally a period of 12 months. In the event that a customer terminates a service contract prior to the expiration of the minimum enforceable contractual period, any unamortized customer acquisition or retention costs are written off in the period in which the customer terminates. As of December 31, 2005, this policy is only applicable to our customers in Hong Kong.

Up to December 31, 2003, customer acquisition costs were amortized over the estimated customer relationship period. In the event that a customer terminated a service contract prior to the expiration of the estimated customer relationship period, any unamortized customer acquisition costs were written off. The early adoption of the current interpretation of HKAS 38 from January 1, 2004 resulted in an addition of HK$260 million (US$33 million) in the amortization of customer acquisition costs, resulting in a decrease in operating profit of HK$260 million for 2004 (US$33 million).

Revenue Recognition

Our postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognized upon delivery of services and when collectibility is reasonably assured, and prepaid revenues are recognized based on the prepaid billing system when the services have been used by the prepaid customers or when the services periods have expired.

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

Increase in Proportionate Share of Subsidiary Companies

The increase in our proportionate share of the underlying equity of a subsidiary company is accounted for using the carrying value of the subsidiary company’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary company and the increase in the share of the carrying values of the subsidiary company’s assets and liabilities is recognized as goodwill or negative goodwill.

Reconciliation to US GAAP

Our consolidated accounts are prepared in accordance with Hong Kong GAAP, which differs in various material aspects from US GAAP. These material differences, as they apply to our consolidated accounts can be found in Note 39 to the accounts.

The following table sets forth a comparison of our net loss attributable to shareholders and shareholders’ (deficits) equity in accordance with Hong Kong GAAP and US GAAP for the years indicated:

	As of or for the year ended December 31,
	2003 (Restated)	2004 (Restated)	2005
	(HK$ millions)
Loss attributable to shareholders
Hong Kong GAAP	(396)	(30)	(768)
US GAAP	(330)	(232)	(915)

Shareholders’ (deficits) equity
Hong Kong GAAP	(6,021)	14,866	19,822
US GAAP	13,154	12,709	13,680

Restatement of US GAAP Accounts

Certain items in our accounts prepared in accordance with US GAAP for the years ended December 31, 2003 and 2004 have been restated as follows:

•	the carrying value of our licenses, related cumulative translation adjustments and amortization expense have been restated as a result of using period-end rates to translate the licenses into the respective functional currencies, rather than historical exchange rates;

•	we revised the fair value of derivatives as of December 31, 2004, leading to restatements of asset carrying values and the related gains and losses;

•	in connection with acquisitions made in India in 2000, we determined that we did not record deferred tax liabilities applicable to acquired licenses. As a result, balances related to licenses, deferred tax liabilities, amortization expense and deferred tax benefit have been restated; and

•	the effect attributable to certain tax holidays for our subsidiaries in India has been revised, as a result of which the deferred tax assets and liabilities and related income tax expense or benefit and minority interest have been restated to record the effect of the tax holidays in the proper period.

•	As a result of these adjustments, our net loss for the year ended December 31, 2003 decreased from HK$358 million to HK$330 million, and our net loss for the year ended December 31, 2004 decreased from HK$247 million to HK$232 million. Shareholders’ equity as of December 31, 2003 and 2004 increased slightly. The effect of these adjustments, as well as adjustments to our balance sheet, is described in further detail in note 39 to our accounts.

Recent Accounting Pronouncements

We did not early adopt the following new standards and interpretations that were issued but did not yet become effective during the year ended December 31, 2005:

HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an arrangement contains a lease
HKFRS-Int 5	Right to interests arising from decommissioning, restoration and environment rehabilitation
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

The adoption of these new HKFRS is not expected to result in substantial changes to our accounting policies.

Effect of Recent Pronouncements

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognised by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transitional provisions of any existing accounting pronouncements. We do not believe adoption of SFAS 154 will have a material effect on our financial position, cash flows and results of operations.

FSP 13-1

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period”. This FSP addresses whether a lessee may capitalise rental costs incurred during a construction period. According to the FSP, rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognised as rental expense. FSP 13-1 is effective for financial periods beginning after December 15, 2005. We are currently assessing the impact of FSP 13-1 to our financial position, cash flows and results of operations.

EITF D-108

In 2005, we adopted EITF D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. Under EITF Topic D-108, registrants are required to use a direct value method for the impairment testing of indefinite lived intangible assets. Impairments of intangible assets recognised upon application of a direct value method by entities previously applying the residual method are to be reported as a cumulative effect of a change in accounting principle. We applied the direct value method to value intangible assets in all of our business combinations during the year. The adoption of EITF D-108 did not result in any impairment of intangible assets recognized in previous business combinations.

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”. This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We are currently assessing the impact of SFAS 155 to our financial position, cash flows and results of operations.

SFAS No. 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, “Accounting for Transfer and Servicing Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement amends the requirement for recognition and measurement of servicing assets and liabilities, and permits all separately recognised servicing assets and servicing liabilities to be subsequently remeasured. It also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for financial periods beginning after September 15, 2006. We are currently assessing the impact of SFAS 156 to our financial position, cash flows and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board currently consists of two executive directors, four non-executive directors and three independent non-executive directors.

The following table sets forth certain information concerning our current directors. All of our executive officers are also executive directors or alternate directors.

Name	Age	Position
FOK Kin-ning, Canning	54	Chairman and Non-Executive Director
Dennis Pok Man LUI	55	Executive Director and Chief Executive Officer
Tim Lincoln PENNINGTON	45	Executive Director and Chief Financial Officer
Frank John SIXT	54	Non-Executive Director
Naguib SAWIRIS	51	Non-Executive Director
Aldo MAREUSE	42	Non-Executive Director
KWAN Kai Cheong	56	Independent Non-Executive Director
John W. STANTON	50	Independent Non-Executive Director
Kevin WESTLEY	57	Independent Non-Executive Director
Alternate Directors(1)
CHOW WOO Mo Fong, Susan	52	Alternate Director to Fok Kin-ning, Canning
CHAN Ting Yu	55	Alternate Director to Dennis Pok Man Lui
WOO Chiu Man, Cliff	52	Alternate Director to Tim Lincoln Pennington
NARDI, Kar Wai Agnes	50	Alternate Director to Frank John Sixt
Martin MICHLMAYR	34	Alternate Director to Naguib Sawiris
Ragy SOLIMAN	31	Alternate Director to Aldo Mareuse

(1)	Under our Articles of Association, each director is empowered to appoint any person (including another director) to be his alternate director. Any alternate director has all the rights and powers of the appointing director. An alternate director may be removed at any time by the person who appointed him. Subject to such removal, the office of alternate director shall continue until the happening of any event which, if he was a director, would cause him to vacate such office or until the appointing director ceases for any reason to be a director. An alternate director shall only be a director for the purpose of the Companies Law of the Cayman Islands, or the Companies Law, and shall only be subject to the provisions of the Companies Law insofar as they relate to the duties and obligations of a director when performing the functions of the director for whom he is appointed in the alternative. An alternate director shall alone be responsible to our company for his acts and defaults and shall not be deemed to be the agent of or for the appointing director.

FOK Kin-ning, Canning is the chairman and a non-executive director of our company. He has served as a director and as chairman since March 2004. Mr. Fok obtained a Bachelor of Arts degree from St. John’s University in Minnesota in 1974 and a diploma in financial administration from the University of New England in Australia in 1976. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok has been an executive director of our substantial shareholder, Hutchison Whampoa, since 1984 and its group managing director since 1993. He also serves as the chairman of Hutchison Harbour Ring, Hutchison Telecommunications (Australia) Limited, or Hutchison Telecommunications Australia, Hongkong Electric Holdings Limited, or Hongkong Electric and Partner, co-chairman of Husky Energy Inc., or Husky Energy, the deputy chairman of Cheung Kong Infrastructure Holdings, or Cheung Kong Infrastructure, and and a director of Cheung Kong Holdings, and Panva Gas Holdings Limited. Pursuant to the terms of the Shareholders Agreement dated December 21, 2005, or the Shareholders Agreement, between Hutchison Telecommunications Investment, Hutchison Whampoa, Orascom Eurasia and Orascom Holdings, each of Hutchison Telecommunications Investment and Orascom Eurasia are entitled to nominate two non-executive directors to the board of our company and are obligated to vote their shares in favor of the appointment and continued presence of those nominees. Mr. Fok was nominated to our board of directors by Hutchison Telecommunications Investment under the Shareholders Agreement.

Dennis Pok Man LUI is an executive director and chief executive officer of our company in charge of our overall management. He has served as a director since March 2004. Mr. Lui graduated in 1974 from the University of Oregon with a Bachelor of Science degree. Mr. Lui first joined the Hutchison Whampoa group on November 1, 1986 and was the managing director in charge of its mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI 1993 Holdings, overseeing all the operations and new business development of the HTI 1993 Holdings group. Mr. Lui is also a director of Partner.

Tim Lincoln PENNINGTON is an executive director and chief financial officer of our company. He has served as a director since March 2004. Mr. Pennington obtained a Bachelor of Arts (Honors) degree in Economics and Social Studies from the University of Manchester in the United Kingdom in 1982 and became an Associate of the Chartered Institute of Bankers in 1985. He joined the Hutchison Whampoa group as finance director of Hutchison 3G (UK) Limited in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity he was involved in advising and financing telecommunications and technology companies. Prior to that, he was a director in the Specialized Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990.

Frank John SIXT is a non-executive director of our company. He has served as a director since March 2004. Mr. Sixt obtained a Bachelor’s degree in Arts in 1972, and a Master’s degree in Arts and a Bachelor’s degree in Civil Law in 1978, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. He has been an executive director of Hutchison Whampoa since 1991 and its group finance director since 1998. Mr. Sixt is the chairman of TOM Group Limited and TOM Online Inc. He is also an executive director of Cheung Kong Infrastructure and Hongkong Electric, and a director of Cheung Kong Holdings, Hutchison Telecommunications Australia, Partner and Husky Energy. Mr. Sixt was nominated to our board of directors by Hutchison Telecommunications Investment under the Shareholders Agreement.

Naguib SAWIRIS is a non-executive director of our company. He has served as a director since December 21, 2005. He is the chairman of the board of directors and chief executive officer of Orascom Holding. He is also the chairman of Wind, a mobile and fixed telecommunication operator in Italy, the chairman of the board of directors of Egyptian Company for Mobile Services, commonly referred to as MobiNil, and Orascom Telecom Algeria. In addition, Mr. Sawiris has served as Orascom Holding’s representative on the board of directors of the GSM Association since 2003. He is a member of both the board of trustees and the board of directors of the Arab Thought Foundation and a member of the board of trustees and the head of the financial committee of the French University in Cairo. He also serves as a member of the board of directors of the Egyptian Counsel for Foreign Affairs, the Consumer Rights Protection Association and the Cancer Society of Egypt. Mr Sawiris has been recently elected to membership in the New York Stock Exchange’s International Advisory Committee. He holds a degree in Mechanical Engineering, a Master’s degree in Technical Administration from the Swiss Institute of Technology, and a degree from ETH Switzerland. Mr. Sawiris was nominated to our board of directors by Orascom Eurasia under the Shareholders Agreement.

Aldo MAREUSE is a non-executive director of our company. He has served as a director since December 21, 2005. He joined Orascom Holding in 2002 as chief financial officer. He is a member of the board of directors of Orascom Holding’s Algerian, Pakistani and Tunisian GSM subsidiaries among others and also a member of the board of directors of Wind. Prior to joining Orascom Holding, he worked from 1990 to 2002 in various positions and locations in the investment banking division of Credit Suisse First Boston, or CSFB. His last position within CSFB was managing director in the investment banking division, telecommunications group. He holds an Engineering degree from Ecole Centrale de Lyon (France). Mr. Mareuse was nominated to our board of directors by Orascom Eurasia under the Shareholders Agreement.

KWAN Kai Cheong is an independent non-executive director of our company. He has served as a director since August 2004. Mr. Kwan holds a Bachelor of Accountancy (Honors) degree from the University of Singapore and is a member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants in Australia. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. Mr. Kwan joined the Concord group of companies in March 1993 and retired from the Concord group at the end of 2002 as joint managing director. Mr. Kwan is currently president of Morrison & Company Limited which is a business consultancy firm and an executive director of China Medical Science Limited, a company listed on the Growth Enterprise Market of the Hong Kong Stock Exchange. Mr. Kwan is an independent non-executive director of Hutchison Harbour Ring, where he has also served as an alternate director since May 10, 2006, and is also an independent non-executive director of Soundwill Holdings Limited, T S Telecom Technologies Limited and JF Household Furnishings Limited. Mr. Kwan completed the Stanford Executive Program in 1992.

John W. STANTON is an independent non-executive director of our company. He has served as a director since August 2004. Mr. Stanton is the former chairman and chief executive officer of Western Wireless Corporation, or Western Wireless. In 1992, Mr. Stanton was chairman and chief executive officer of Pacific Northwest Cellular and chairman of the board of directors for General Cellular Corporation, each a predecessor of Western Wireless. Mr. Stanton also served as chairman and chief executive officer of VoiceStream Wireless, which was spun off from Western Wireless in May 1999. He served as chairman of Telocator from 1986 to 1987 and was the former chairman of the Cellular Telecommunications Industry Association, serving two terms from 1998 to 1999 and from 2000 to 2001. In addition, he serves as a board member of Advanced Digital Information Corporation and Columbia Sportswear, Inc. and as a trustee of Whitman College. Mr. Stanton graduated from Whitman College with a Bachelor of Arts in Political Science and received his M.B.A. from Harvard Business School.

Kevin WESTLEY is an independent non-executive director of our company. He has served as a director since August 2004. Mr. Westley holds a Bachelor of Arts (Honors) degree in History from the London School of Economics and Political Science and is a Fellow member of the Institute of Chartered Accountants in England and Wales. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Certain affiliates of the HSBC group are lenders to our company and the Hutchison Whampoa group. In 2006, Mr. Westley has been appointed as a member of the Hong Kong Securities and Futures Commission’s Committee on Real Estate Investment Trusts. Mr. Westley is the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation.

CHOW WOO Mo Fong, Susan is an alternate director to Mr. Canning Fok on our board of directors. She has served as an alternate director since December 21, 2005, and prior to that had been a non-executive director of our company since March 2004. Mrs. Chow has been the deputy group managing director ofHutchison Whampoa since 1998 and an executive director since 1993. Mrs. Chow is also an executive director of Cheung Kong Infrastructure and Hutchison Harbour Ring, a director of Hutchison Telecommunications Australia, Hongkong Electric, Partner and TOM Group Limited, and an alternate director of Cheung Kong Infrastructure, Hutchison Telecommunications Australia, Hongkong Electric and TOM Online Inc. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

CHAN Ting Yu is an alternate director to Mr. Dennis Lui on our board of directors. He has served as an alternate director since December 21, 2005, and prior to that had been an executive director of our company since March 2004. Mr. Chan is also our company’s corporate development director. Prior to joining the Hutchison Whampoa group in 1994, Mr. Chan practiced international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI 1993 Holdings in 1996. Mr. Chan is a director of Partner. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

WOO Chiu Man, Cliff is an alternate director to Mr. Tim Pennington on our board of directors. He has served as an alternate director since December 21, 2005, and prior to that had been an executive director of our company since March 2005. Mr. Woo is also our company’s chief technology officer, having joined us in that position in September 2004. Prior to joining our company, Mr. Woo was the deputy managing director and wireless network director of Hutchison Telecom since 2000, having joined that company in 1998. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers. Mr. Woo holds a Bachelor’s degree in Electronics and a Diploma in Management for Executive Development.

NARDI, Kar Wai Agnes is an alternate director to Mr. Frank Sixt on our board of directors. She has served as an alternate director since December 21, 2005, and prior to that had been an executive director of our company since August 2005. Ms. Nardi is also our company’s operations director. Ms. Nardi joined our company from Hutchison Telecom, where she was the managing director from 2000 to 2005. She holds a Bachelor’s degree in Social Sciences and is a Fellow Member of the Association of Chartered Certified Accountants and a CPA Accountant of CPA Australia.

Martin MICHLMAYR is an alternate director to Mr. Naguib Sawiris on our board of directors. He has served as an alternate director since December 21, 2005. Mr. Michlmayr is corporate finance director at Orascom Holding, and a founding member of Orascom Holding’s Paris-based corporate finance office which he joined in July 2002. Prior to joining Orascom Holding, Mr. Michlmayr worked in the investment banking division at JPMorgan in New York and London beginning in 1998. From 1992 to 1997, Mr. Michlmayr worked for Bank of America and American International Group in San Francisco. He holds a Bachelor of Arts degree in German Literature and a Master’s degree in Business Administration.

Ragy SOLIMAN is an alternate director to Mr. Aldo Mareuse on our board of directors. He has served as an alternate director since December 21, 2005. Mr. Soliman is a legal affairs director at Orascom Holding, having been appointed in April 2003. Prior to joining Orascom Holding, Mr. Soliman represented a broad range of international corporate and governmental clients as a senior associate with Egyptian and international law firms. He holds a Bachelor of Law (LL.B) degree and a Master’s degree in International Business Law.

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

Directors’ emoluments comprise payments to directors by us and our subsidiaries in connection with the management of the affairs of our group. The emoluments of the directors of our company, excluding amounts received from our listed subsidiaries and paid to us, for the year ended December 31, 2005 are as follows:

Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contribution	Share-based payments(f)	2005 Total
	(HK$ millions)
FOK Kin-ning, Canning	0.39	—	—	—	—	0.39
Dennis Pok Man LUI	0.27	3.52	10.00	0.27	9.40	23.46
Tim Lincoln PENNINGTON	0.27	3.47	2.48	0.56	3.48	10.26
Frank John SIXT	0.31	—	—	—	—	0.31
Naguib SAWIRIS (a)	0.01	—	—	—	—	0.01
Aldo MAREUSE (a)	0.01	—	—	—	—	0.01
KWAN Kai Cheong	0.63	—	—	—	—	0.63
John W. STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.63	—	—	—	—	0.63
CHOW WOO Mo Fong, Susan (b)	0.31	—	—	—	—	0.31
CHAN Ting Yu (b)	0.26	2.85	2.45	0.20	3.48	9.24
WOO Chiu Man, Cliff (c)	0.22	2.19	2.16	0.14	2.44	7.15
NARDI, Kar Wai Agnes (d)	0.10	2.85	2.00	0.19	2.78	7.92
Martin MICHLMAYR (e)	—	—	—	—	—	—
Ragy SOLIMAN (e)	—	—	—	—	—	—

	3.96	14.88	19.09	1.36	21.58	60.87

Notes:

(a)	Appointed as director of our company on December 21, 2005.
(b)	Resigned as director of our company and was appointed as alternate director on December 21, 2005.
(c)	Appointed as director of our company on March 8, 2005; resigned as director of our company and was appointed as alternate director on December 21, 2005.
(d)	Appointed as director of our company in August 4, 2005; resigned as director of our company and was appointed as alternate director on December 21, 2005.
(e)	Appointed as alternate director on December 21, 2005.
(f)	The share-based payment comprises share options exercisable for ordinary shares of our company granted to the directors of our company. Particulars of these options are set out as follows:-

Name of Director	Date of grant of share options	Number of share options held as at December 31, 2005	Exercise period of the share options	Exercise price of share options (HK$)
Dennis Pok Man LUI	August 8, 2005	13,500,000	August 8, 2006 to August 7, 2015	8.70

Tim Lincoln PENNINGTON	August 8, 2005	5,000,000	August 8, 2006 to August 7, 2015	8.70

CHAN Ting Yu	August 8, 2005	5,000,000	August 8, 2006 to August 7, 2015	8.70

WOO Chiu Man, Cliff	August 8, 2005	3,500,000	August 8, 2006 to August 7, 2015	8.70

NARDI, Kar Wai Agnes	August 8, 2005	4,000,000	August 8, 2006 to August 7, 2015	8.70

One third of the share options vest on each of the first three anniversaries of the grant date.

Except as disclosed above, no other payments which are attributable to services provided for the benefit of the group have been paid or are payable, in respect of 2004 by our group to our directors and the three other highest paid individuals of our group.

As of the date of this annual report, no options have been exercised by any of our directors or senior executives.

C. Board Practices

We are managed by a board of directors which must consist of not less than two members. Our board of directors consists of nine directors and six alternate directors. Our articles of association were amended by special resolution at our annual general meeting on May 5, 2005 so that one-third (or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of all of our directors, including the chairman of our board and the managing director of our company, are subject to retirement from office by rotation at each general meeting.

Any directors who are appointed by our board of directors must retire at the next annual general meeting. Retiring directors are eligible for re-election. Two of our directors, Messrs. Canning Fok and Tim Pennington, retired by rotation, and two directors who were appointed by our board on December 21, 2005, Messrs. Naguib Sawiris and Aldo Mareuse, retired at our annual general meeting held on May 16, 2006. All of them were re-elected at the same meeting.

None of our non-executive directors has a service contract with us providing for benefits upon termination of appointment. The term of office for each of our non-executive directors was specified in their respective appointment letters as expiring on December 31, 2006, with automatic renewal for successive 12 month periods, subject to resignation and re-election.

Each of our executive directors has a fixed term of office. The current terms of employment for Messrs. Dennis Lui and Tim Pennington will expire on June 30, 2006 and April 30, 2007, respectively. Unless terminated earlier, their terms will automatically extend for further periods of one year except that their respective employments may not be extended for a total period of more than three years without the prior approval of our shareholders. The service contracts that we have with our executive directors do not provide for any benefits upon termination of employment, save to the extent that we would be required to make compensation payments in lieu of notice if the contract is terminated by us other than for cause. The notice period for each of our executive directors is six months.

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

As set forth in its terms of reference, our audit committee is responsible for assisting our board of directors in (i) ensuring that an effective system of internal control and compliance with our obligations (including external financial reporting obligations) under stock exchange listing rules and applicable laws and regulations is in place, (ii) overseeing the integrity of our accounts and (iii) overseeing our compliance with legal and regulatory requirements. The audit committee is also directly responsible on behalf of the board of directors for the selection, oversight and remuneration of our external auditor, the assessment of the independence and qualifications of our external auditor, and the oversight of the performance of our internal audit function and external auditor.

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

D. Employees

As of December 31, 2005, we and our subsidiaries had a total of 12,517 full-time employees. The table below sets forth the number of employees by function as of December 31, 2005:

	Employees
	Number	% of Total
Managers	1,064	9%
Supervisory	1,771	14%
General and administrative	9,682	77%

Total	12,517	100.0%

The following table sets out the number of employees for our business segments as of the dates indicated:

	As of December 31,
	2003	2004	2005
Hong Kong mobile (including Macau) and fixed-line	3,967	4,798	2,455
India	3,185	4,616	5,120
Israel(1)	—	—	3,405
Thailand	2,167	1,397	1,004
Others	484	549	533

Total	9,803	11,360	12,517

(1)	Israel did not become a subsidiary until April 2005, and therefore we did not include its employees in 2003 and 2004.

As of December 31, 2005, we and our subsidiaries had retained a total of approximately 604 temporary employees, part-time employees and contract employees. The number of our employees in Hong Kong and Macau declined significantly, from 4,798 as of December 31, 2004 to 2,455 as of December 31, 2005, as the result of restructuring of our mobile and fixed-line operations there, including outsourcing of IT and network management functions.

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

E. Share Ownership

The following table sets forth the number of ordinary shares of our company held by our directors and alternate directors as of May 31, 2006.

Director	Number of Shares Held	Percentage of Shares Outstanding
FOK Kin-ning, Canning(1)	1,202,380	*
Dennis Pok Man LUI	100,000	*
Tim Lincoln PENNINGTON	—	—
Frank John SIXT(2)	255,000	*
Naguib SAWIRIS(3)	917,759,172	19.31%
Aldo MAREUSE	—	—
KWAN Kai Cheong	—	—
John W. STANTON(4)	105,000	*
Kevin WESTLEY	—	—
CHOW WOO Mo Fong, Susan	250,000	*
CHAN Ting Yu	100,000	*
WOO Chiu Man, Cliff	—	—
NARDI, Kar Wai Agnes	100,000
Martin MICHLMAYR	—	—
Ragy SOLIMAN	—	—
Total	919,871,552	19.36%

*	Less than 1%.
(1)	Shares are held through a company which is equally controlled by Mr. Fok and his spouse.
(2)	Shares are held in the form of 17,000 ADSs.
(3)	Shares are held by Orascom Eurasia, a wholly owned subsidiary of Orascom Holding, which is an indirect non- wholly owned subsidiary of February Private Trust Company Limited, or FPT, which in turn is the trustee of a discretionary trust whose founder is Mr Nassef Onsi Naguib Sawiris. Mr Naguib Sawiris, his spouse and children are beneficiaries of the discretionary trust.

According to the disclosures made to our company pursuant to and solely for the purposes of the Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong), or the Securities and Futures Ordinance, each of Cheung Kong Holdings, Hutchison Telecommunications Investment and Hutchison Whampoa, among others, appeared to be taken as being interested in the 917,759,172 shares of our company beneficially owned by Orascom Eurasia and controlled exclusively by Orascom Eurasia and Orascom Holding as a result of the application of Sections 317 and 318 of the Securities and Futures Ordinance by virtue of Hutchison Whampoa, Hutchison Telecommunications Investment, Orascom Holding and Orascom Eurasia being parties to the Shareholders Agreement, which imposes obligations or restrictions on any party with respect to their use, retention or disposal of their shares of our company even though no shares of our company have been acquired in pursuance of that agreement.

(4)	Shares are held in the form of 7,000 ADSs jointly by Mr. Stanton and his spouse.

Share Option Plan

The following is a summary of the principal terms of our share option plan conditionally approved and adopted by a resolution of our then sole shareholder passed on September 17, 2004. As required under the listing rules of the Hong Kong Stock Exchange, the share option plan was approved by the shareholders of Hutchison Whampoa at an extraordinary general meeting of the shareholders of Hutchison Whampoa held on May 19, 2005. It was subsequently amended by written resolutions of our directors passed on July 12, 2005 and February 9, 2006 respectively. The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable us to grant options to selected participants, including employees, non-executive directors, consultants, suppliers and customers, as incentives or rewards for their contribution to our company.

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

In addition to the options granted to the directors of our company, particulars of which are set out in a table in “ – Compensation”, options in respect of an aggregate of 45,300,000 shares were also granted to our other employees on August 8, 2005, for an aggregate of 76,300,000 options. These options are exercisable during the period from August 8, 2006 to August 7, 2015 at the exercise price of HK$8.70 per share. As of May 31, 2006, 68,550,000 options were issued and outstanding.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at May 31, 2006 to the extent that such information is available to us or can be ascertained from public filings.

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percent
Hutchison Whampoa Limited(1)	2,366,869,729	49.8%
Cheung Kong (Holdings) Limited(2)(3)	2,418,962,316	50.9%
Orasom Telecom Holding S.A.E. (4)	917,759,172	19.3%

(1)	Based on Schedule 13D filings made by Hutchison Whampoa, Hutchison Telecommunications Investment, New Brilliant Holdings Limited, or New Brilliant Holdings, Cheung Kong Holdings and the entities collectively referred to in the Schedule 13D filings as the CKH Subsidiaries. The Schedule 13D filings disclosed that Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa, directly owned 2,178,903,076 ordinary shares and New Brilliant Holdings Limited, a direct wholly-owned subsidiary of Hutchison Telecommunications Investment, directly owned 187,966,653 of our ordinary shares. The filings also disclosed the following changes in Hutchison Whampoa’s ownership of our shares:

o	Prior to June 23, 2005, Hutchison Whampoa held 3,157,033,347 of our shares, representing 70.2% of our then-issued share capital.

o	On June 23, 2005, Hutchison Whampoa acquired 187,966,653 of our ordinary shares, increasing its ownership to 3,345,000,000 of our shares, representing 74.3% of our then-issued share capital. The aggregate consideration paid for these shares was approximately HK$1,299 million (US$166.5 million). Hutchison Whampoa made the acquisition pursuant to the exercise by NTT DoCoMo of an option to require Hutchison Whampoa to purchase or procure the purchase of 187,966,653 of our shares held by NTT DoCoMo. The acquisition was effected through the purchase by Hutchison Telecommunications Investment of all of the outstanding shares of New Brilliant Holdings, through which NTT DoCoMo held our shares, from NTT DoCoMo.

o	On July 15, 2005, the arrangement under which we privatized our subsidiary Hutchison Global Communications Holdings became effective. Under that arrangement, shareholders of Hutchison Global Communications Holdings could elect to receive consideration for their shares in the form of cash or our ordinary shares. As consideration for those shareholders of Hutchison Global Communications Holdings electing to receive our shares on August 8, 2005 we issued a total of 252,546,209 new ordinary shares, increasing our total issued shares to 4,752,546,209 ordinary shares. In addition, we had agreed with Hutchison Telecommunications Investment that to the extent that any of the Hutchison Global Communications Holdings shareholders were “connected persons” of our company or of Hutchison Whampoa under the listing rules of the Hong Kong Stock Exchange, and those connected persons elected to receive our shares as consideration, Hutchison Telecommunications Investment would transfer such number of our shares held by it to those connected persons as consideration for their Hutchison Global Communications Holdings shares. Pursuant to this arrangement, Hutchison Telecommunications Investment transferred 60,371,099 of our shares to the connected persons. In turn, we assumed an indebtedness to Hutchison Telecommunications Investment of approximately HK$458.8 million (US$59.0 million), being the value of those shares. The indebtedness was repaid in full on August 8, 2005. As a result of these transactions, the number of our shares held by Hutchison Whampoa through Hutchison Telecommunications Investment decreased from 3,345,000,000 to 3,284,628,901 shares, representing 69.1% of our issued share capital.

o	On December 21, 2005, Hutchison Telecommunications Investment sold 917,759,172 of our shares to Orascom Holding for a total consideration of approximately US$1.30 billion (HK$10,079 million). As a result, the number of our shares held by Hutchison Whampoa through Hutchison Telecommunications Investment decreased from 3,284,628,901 to 2,366,869,729, representing 49.8% of our issued share capital.

o	Hutchison Telecommunications Investment also granted Orascom Eurasia an option to purchase such number of ordinary shares of our company as shall immediately prior to the closing of the option represent approximately 3.69% of the total number of ordinary shares of our company then issued and outstanding at a price per ordinary share of the higher of (i) the average of the closing traded price of an ordinary share for the 30 trading days on the Hong Kong Stock Exchange immediately prior to the date that Orascom Eurasia delivers to Hutchison Telecommunications Investment a notice to exercise the option, and (ii) HK$11.00.

(2)	Based on Schedule 13D filings made by Hutchison Whampoa, Hutchison Telecommunications Investment, New Brilliant Holdings, Cheung Kong Holdings and the entities collectively referred to in the Schedule 13D filings as the CKH Subsidiaries. The Schedule 13D filings disclosed that the CKH Entities, including Cheung Kong Enterprises Limited, which are direct or indirect wholly-owned subsidiaries of Cheung Kong Holdings, collectively directly own 52,092,587 of our shares, representing approximately 1.1% of our issued share capital. In addition, the Schedule 13D filings disclosed that each of the CKH Subsidiaries holds a direct interest in Hutchison Whampoa which in aggregate equals approximately 49.97% of the issued shares of Hutchison Whampoa, and through its ownership of the CKH Subsidiaries, Cheung Kong Holdings indirectly beneficially owns approximately 49.97% of the issued shares of Hutchison Whampoa. The Schedule 13D filings disclosed that pursuant to Rule 13d-3 under the Exchange Act, Cheung Kong Holdings and the CKH Subsidiaries may be deemed to control the voting and disposition of the 2,366,869,729 ordinary shares of our company beneficially owned by Hutchison Whampoa, but pursuant to Rule 13d-4 under the Act, Cheung Kong Holdings and the CKH Subsidiaries expressly disclaimed beneficial ownership of these ordinary shares. The filings also disclosed the following changes in Cheung Kong Holdings’ ownership of our shares:

o	Prior to August 5, 2005, Cheung Kong Holdings, through the CKH Subsidiaries, directly held 28,402,698 of our shares, representing 0.6% of our then-issued share capital.

o	On August 5, 2005, in connection with the privatization of Hutchison Global Communications Holdings, Cheung Kong Enterprises Limited, a wholly owned subsidiary of Cheung Kong Holdings, received as a connected person 23,689,889 of our shares from Hutchison Telecommunications Investment on our behalf as consideration for its shares of Hutchison Global Communications Holdings. As a result, the number of our shares held by Cheung Kong Holdings through its wholly-owned subsidiaries increased from 28,402,698 to 52,092,587 shares, representing 1.1% of our issued share capital.

o	Other changes in Cheung Kong Holdings’ ownership of our shares through its 49.97% interest in Hutchison Whampoa, are described in note (1) above.

(3)	Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings, hold more than one third of the issued share capital of Cheung Kong Holdings. In addition, each of Li Ka-Shing Unity Trustee Corporation Limited, as trustee of a discretionary trust, and Li Ka-Shing Unity Trustcorp Limited, as trustee of another discretionary trust, holds units in The Li Ka-Shing Unity Trust. Mr. Li Ka-shing is the settlor of each of these discretionary trusts. Furthermore, each of Messrs. Li Ka-shing, Li Tzar Kuoi, Victor and Li Tzar Kai, Richard, is interested in one third of the entire issued share capital of Li Ka-Shing Unity Holdings Limited, a company which owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited and Li Ka-Shing Unity Trustcorp Limited.
(4)	Based on a Schedule 13D filed on January 3, 2006 by Orascom Holding, Orascom Eurasia, Weather Capital S.a.r.l., Weather Investments S.r.l., Weather Investments II S.a.r.l., April Holding and February Private Trust Company Limited. The Schedule 13D also disclosed that Orascom Holding, through Orascom Eurasia, had been granted an option to purchase approximately 3.69% of our shares from Hutchison Telecommunications Investment, as described in note (1) above.

Based on a Schedule 13G filed February 14, 2005 by FMR Corp, or FMR, Edward C. Johnson 3d and Abigail P. Johnson, FMR beneficially owned 260,688,040 of our shares, representing approximately 5.8% of our then-issued share capital. Based on an amended Schedule 13G filed on February 14, 2006 by FMR and Edward C. Johnson 3d, FMR was no longer the beneficial owner of more than 5% of the outstanding ordinary shares of our company.

Except as disclosed above, we are not aware of any other beneficial owners of 5% or more of our outstanding ordinary shares. Our major shareholders have voting rights that are identical to all the other shareholders.

As of May 31, 2006, a total of 4,752,546,209 of our ordinary shares were outstanding. As of May 31, 2006 4,752,546,209 of our ordinary shares were held by 882 record holders in Hong Kong, of which 238,791,330 of our ordinary shares were registered in the names of nominees of Citibank N.A., the depositary under our ADS deposit agreement.

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

In summary, the restructuring, which was completed in September 2004, involved the following transactions between us and the Hutchison Whampoa group:

•	The Hutchison Whampoa group’s telecommunications interests in Hong Kong, Macau, India, Israel, Thailand, Sri Lanka, Paraguay and Ghana were transferred to us.

•	Certain companies within the Hong Kong and Macau group, and within the India group, were transferred out to remain with the retained business of the Hutchison Whampoa group, because they were retained businesses of the Hutchison Whampoa group or operations that do not form part of our operations.

•	Outstanding loans in the amount of HK$20,869 million (US$2,676 million) owed by our group companies to the Hutchison Whampoa group were capitalized through the issuance of 4,499,999,844 ordinary shares of our company to the Hutchison Whampoa group in September 2004. Outstanding debt in the amount of HK$2,367 million (US$303 million) owed by our group companies to the Hutchison Whampoa group was offset by HK$2,056 million (US$264 million) of receivables due from the Hutchison Whampoa group, leaving HK$311 million (US$40 million) of non-capitalized debt owed by us to the Hutchison Whampoa group following the restructuring.

•	The Hutchison Whampoa group’s rights and obligations under shareholders’ agreements with NTT DoCoMo and NEC with respect to our operating companies for 3G mobile telecommunications services in Hong Kong and 2G mobile telecommunications services in Hong Kong and Macau, were passed through to us. For a further description of the shareholders’ agreements, see “Information on the Company—Business Overview—Hong Kong and Macau mobile telecommunications business—Ownership.”

•	The Hutchison Whampoa group’s rights and obligations under a consolidation agreement between IndusInd Telecom Network Limited (a joint venture of our group that is part of the Hinduja group, holding direct interests in Hutch India), HTI 1993 Holdings and Usha Martin Telematics (which is consolidated into our accounts), were passed through to us.

•	The Hutchison Whampoa group’s rights and obligations under a consolidation agreement between Essar Teleholdings, HTI 1993 Holdings and Usha Martin Telematics, including the obligation to provide credit support under the consolidation agreement, the corresponding subrogation rights in respect of a share pledge and the rights and obligations in respect of put and call options exercisable upon default of repayment by Essar Teleholdings of certain third party loans, were passed through to us. Pursuant to the pass through agreement, we have agreed to indemnify Hutchison Whampoa against all claims and liabilities of Hutchison Whampoa in connection with the provision by Hutchison Whampoa of any credit support for loans to Essar Teleholdings under the consolidation agreement. The pass through agreement was amended and supplemented by two supplemental pass through agreements dated December 30, 2004 and June 30, 2005, respectively, to extend the indemnity to Hutchison Whampoa in connection with the provision of the credit support by Hutchison Whampoa. All payment obligations under the credit facilities to which Hutchison Whampoa was obligated to provide credit support were settled by Essar Teleholdings in December 2005, as a result of which Hutchison Whampoa’s credit support obligations and our related indemnity obligation expired.

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

We have agreed to reimburse Hutchison Telecommunications Investment an amount equal to the underwriting commissions deducted from the proceeds of the global offering which was completed in October 2004, and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by Hutchison Telecommunications Investment and other associates of Hutchison Whampoa for the purpose of the restructuring and global offering of our shares that were completed in 2004. The total amount to be reimbursed is approximately HK$329 million (US$42 million). Hutchison Telecommunications Investment has agreed that it will not seek such reimbursement before December 31, 2005. Accordingly, the entire amount remained outstanding as of December 31, 2005. For such time as the reimbursement is not made in full, Hutchison Telecommunications Investment will charge us interest on the outstanding amount on normal commercial terms.

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

Registration rights agreement

We have entered into a registration rights agreement on September 24, 2004 with Cheung Kong Holdings, which holds 49.97% of Hutchison Whampoa, and Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa. Under the registration rights agreement, either of Cheung Kong Holdings and Hutchison Telecommunications Investment may from time to time but commencing six months after our listing on the Hong Kong Stock Exchange make a written request to us (i) for registration of all or part of the shares held by such shareholder or its affiliates with the U.S. Securities and Exchange Commission for offer and sale to the public under a registration statement (within the meaning of the Securities Act), or (ii) to cause all or part of the shares held by such shareholder or its affiliates to be listed in any jurisdiction outside the United States wherein such shares are already listed.

In conjunction with the sale of approximately 19.3% of our shares by the Hutchison Whampoa group to Orascom Holding, we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong Holdings and Orascom Telecom Eurasia Limited, or Orascom Eurasia, a subsidiary of Orascom Holding, which replaced the existing registration rights agreement and extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong Holdings to Orascom Eurasia.

The amended and restated registration rights agreement will terminate upon the earlier of the date when all registrable securities have been sold pursuant to a registration statement or the date as of which each of the parties to the agreement are permitted to sell their shares under Rule 144(k) under the Securities Act. In addition, the amended and restated registration rights agreement will terminate with respect to Hutchison Telecommunications Investment and Cheung Kong Holdings, respectively, on the date that the number of each class of registrable securities beneficially owned by that shareholder is less than 1% of all of our ordinary shares that are then issued and outstanding. The amended and restated registration rights agreement will terminate with respect to Orascom Eurasia on the date that Orascom Eurasia holds less than approximately 12% of all of our ordinary shares that are then issued and outstanding.

As of the date of this annual report, none of Cheung Kong, Hutchison Telecommunications Investment or Orascom Eurasia has made any written request to us under the agreement.

Intellectual property

We conduct our businesses using trademarks with various forms of the Hutchison name (including, but not limited to, HGC, Hutchison Global Communications, Hutchison Telecom, Hutchison, Hutch, 3 and Orange), as well as domain names incorporating some or all of these trademarks.

We have entered into an intellectual property rights framework agreement with Hutchison International, a subsidiary of Hutchison Whampoa, pursuant to which Hutchison International shall procure certain domain names, trademarks (including but not limited to 3 and Hutch) and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications business and operations of the relevant members of our group are licensed to our group. Such intellectual property rights are and will continue to be licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant member of our group will bear the appropriate proportion of the total external and internal costs and expenses in connection with brand management and support. In 2005, the costs and expenses charged in connection with the relevant intellectual property rights amounted to approximately HK$3 million (US$0.4 million).

The Hutch India operating companies have individually licensed the Hutch brand from Hutchison 3G Enterprises. Under the license agreements between Hutchison 3G Enterprises and our Hutch India operating companies, if the aggregate direct and indirect shareholding of Hutchison Whampoa or any one or more subsidiaries of Hutchison Whampoa in a licensee falls below threshold levels of 45%, 40%, 30% and 20%, then upon falling below each such threshold, Hutchison 3G Enterprises is, for a period of 12 months, entitled to terminate the brand license. Following the sale on December 21, 2005 of approximately 19.3% of our shares by the Hutchison Whampoa group to Orascom Holding, Hutchison Whampoa’s aggregate direct and indirect shareholding in Hutch India’s operating companies fell below 40%, thus entitling Hutchison 3G Enterprises to terminate the license agreements with the Hutch India operating companies at any time prior to December 21, 2006. As of the date of this annual report, we have not received any notice of termination from Hutchison 3G Enterprises, although we cannot assure you that Hutchison 3G Enterprises will not issue such a notice.

Provision of data center services

Our subsidiary, Hutchison GlobalCentre Limited, or Hutchison GlobalCentre, currently provides, and will continue to provide, data center services to members of the Hutchison Whampoa group. Such data center services include data center facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services. The relevant member of the Hutchison Whampoa group is required to pay Hutchison GlobalCentre monthly charges in advance for subscription and in arrears for usage of such data center services. The amount of monthly charges and the initial term of duration for the provision of such data center services, which are automatically renewable for successive additional terms unless either party terminates by notification, are separately determined and agreed between the relevant member of the Hutchison Whampoa group and Hutchison GlobalCentre in individual service orders, which are executed as and when such data center services are required. In 2005, the aggregate charges for provision of such services amounted to approximately HK$17 million (US$2.2 million).

Lease and license arrangements

Members of our group, as lessees or licensees, have entered into, and may in the future from time to time renew and enter into, various lease and license arrangements with members of the Hutchison Whampoa group, as landlords or licensors. The lease and license arrangements are in respect of building spaces and other premises for use by members of our group as offices or for other business purposes. In 2005, the aggregate lease and licensing fees paid by the relevant member of our group under these arrangements amounted to approximately HK$72 million (US$9.3 million).

Roaming arrangements

Members of our group have entered into agreements with members of the Hutchison Whampoa group in respect of roaming arrangements, whereby customers of members of our group and the Hutchison Whampoa group may roam on each other’s networks while traveling abroad. In 2005, the total charges for the provision of roaming services, after set-off among the parties, amounted to approximately HK$1 million (US$0.1 million).

Sharing of services

Pursuant to an agreement dated September 24, 2004 between us and Hutchison International, members of our group have been sharing, and will continue to share, with the Hutchison Whampoa group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the Hutchison Whampoa group’s pension, medical and insurance plans, participation in the Hutchison Whampoa group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. Our group will pay a fee to the Hutchison Whampoa group for the provision of such services, which is payable quarterly in arrears and settled within 30 days after receipt of a written invoice from the relevant member of the Hutchison Whampoa group to the relevant member of our group. This agreement will continue until December 31, 2006, unless terminated by either party by giving three months’ written notice. In 2005, the aggregate fees paid by our group for the provision of such services amounted to approximately HK$30 million (US$3.9 million).

Bill collection service

Under an agreement dated February 26, 2004, between A.S. Watson Group (HK) Limited, or Watson, a subsidiary of Hutchison Whampoa, and Hutchison Telecom as duly authorized agent of our subsidiaries Hutchison Telephone and Hutchison 3GHK Services, Watson was appointed as an agent of Hutchison Telecom to receive, at retail outlets operated by Watson in Hong Kong, customer payments for services rendered by Hutchison Telephone and Hutchison 3GHK Services. The agreement commenced on February 26, 2004.

Pursuant to a reorganization to streamline our Hong Kong mobile telecommunications business, all mobile telecommunications businesses in Hong Kong were effectively transferred to Hutchison Telephone as of July 1, 2005. Consequently all agreements previously entered into by Hutchison 3GHK Services were transferred to Hutchison Telephone and all subsisting arrangements relating to Hutchison 3GHK Services were taken over by Hutchison Telephone as of that transfer date.

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

Hutchison Telecom and Hutchison Global Communications, under their respective bill collection services agreements, are required to pay to Watson an agreed amount of commission per transaction, depending on the number of transactions processed per month, subject to an agreed minimum amount. Each of Hutchison Telecom and Hutchison Global Communications is also responsible for paying any Easy Payment System, or EPS, which is a payment system in Hong Kong equivalent to cash, credit card or Octopus card charges at the rates notified by Watson. In 2005, the aggregate commissions paid by our group for the provision of these services amounted to approximately HK$11 million (US$1.4 million).

Supply of mobile phone equipment and accessories by Hutchison Harbour Ring Limited and/or its subsidiaries.

Hutchison Harbour Ring Limited and its subsidiaries, which are members of the Hutchison Whampoa group, have been supplying handset batteries, chargers, bluetooth accessories and other mobile phone accessories to Hutchison 3GHK Services and Hutchison Telephone. In 2005, the aggregate purchase price paid for the equipment and accessories supplied was approximately HK$6 million (US$0.8 million).

Dealership services

Under an agreement dated May 23, 1998 with Watson and another agreement dated June 21, 2004 with Watson’s The Chemist Limited, a subsidiary of Watson, both as supplemented and/or amended from time to time, Hutchison Telecom, as duly authorized agent of Hutchison Telephone and of Hutchison 3GHK Services, sells 2G and 3G handsets and/or telecommunications services at the Fortress and Watson retail outlets operated by Watson in Hong Kong. Under these retail services agreements, Watson collects thehandset price and service fee prepayment from retail customers, at the rates as determined by Hutchison Telecom, and is required to pay such amount to Hutchison Telecom on a weekly accrual basis. Hutchison Telecom is required to pay to Watson commissions per subscription, subject to minimum amount per outlet per month.

Under an agreement dated May 27, 2004, between Watson and Hutchison 3GHK Services, Watson was appointed as non-exclusive dealer for Hutchison 3GHK Services for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by Hutchison 3GHK Services. Under this 3G dealership services agreement, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison 3GHK Services. Watson is required to pay such amount to Hutchison 3GHK Services after deducting its commission per subscription. This agreement commenced on March 3, 2004. This agreement was subsequently transferred by Hutchison 3GHK to Hutchison Telephone as of July 1, 2005 as part of a reorganization to streamline our Hong Kong mobile telecommunications business.

Under a referral program that went into effect as of October 25, 2005, Fortress was appointed as a promoter of Hutchison Telephone’s 2G mobile telecommunications services to its customers. Under this program, Watson is entitled to a commission for each successful service subscription referral to Hutchison Telephone.

In 2005, the aggregate commissions paid by our group for the provision of these services under the retail services agreements amounted to approximately HK$11 million (US$1.4 million).

Global procurement services

Various members of our group have separately entered into cost sharing agreements with the Hutchison Whampoa group pursuant to which members of the Hutchison Whampoa group and members of our group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the 3G business of members of our group. Participation in a particular cost sharing activity is at the discretion of each member of our group which has entered into a cost sharing arrangement. In connection with the performance of obligations of the members of our group under some of the underlying contracts in relation to the global procurement activities, members of the Hutchison Whampoa group have provided guarantees in favor of counterparties thereunder. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities. In addition, the relevant members of our group pay a guarantee fee (where the Hutchison Whampoa group has provided a guarantee) and a management fee to the Hutchison Whampoa group at normal commercial rates. The aggregate costs, expenses, guarantee fees and management fees paid by the relevant member of our group under these cost sharing agreements amounted to approximately HK$26 million (US$3.3 million) in 2005.

Provision of telecommunications and Internet services

Members of our group provide local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, and Internet and web-hosting services to members of the Hutchison Whampoa group. In 2005, the fees charged by our group for the provision of such services amounted to approximately HK$72 million (US$9.3 million).

Provision of mobile telecommunications services

Members of our group provide, mobile telecommunications services, including IDD and roaming services and other value-added services, to members of the Hutchison Whampoa group. The Hutchison Whampoa group is required to pay charges in advance for subscription on a monthly basis and charges in arrears for usage on a monthly basis, pursuant to invoices issued from our group. The provision of such services is terminable by either party at any time by giving 14 days’ prior written notice. In 2005, the fees charged by our group for the provision of such services amounted to approximately HK$19 million (US$2.5 million).

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

Immediately following the restructuring, the total amount of outstanding debt owed by us to the Hutchison Whampoa group was approximately HK$375 million (US$48 million), which was incurred under a back-to-back loan facility of HK$1,000 million(US$128 million) granted by Hutchison International in favor of Hutchison Global Communications Holdings. Under this facility, we assumed the obligations of Hutchison International to provide up to HK$1,000 million to Hutchison Global Communications Holdings, and if a draw is made on this facility by Hutchison Global Communications Holdings, then Hutchison International has agreed to provide a facility to us in the same amount and with the same tenor to our group. As of December 31, 2004 the amount outstanding under this facility owed by Hutchison Global Communications Holdings to us was HK$466 million (US$60 million). All outstanding amounts owed by us to Hutchison International under the loan facility were repaid in full in December 2004.

Guarantees and letters of comfort

Hutchison Whampoa, Hutchison International and Hutchison Telecommunications Limited have guaranteed outstanding debts owed by our subsidiaries to lenders since 1998. Most of these guarantees relate to the obligations incurred by our Thai operations (with respect to a number of loan and credit facilities and certain ISDA swap obligations, aggregating approximately US$832 million (HK$6,450 million) in outstanding principal amount as of December 31, 2005, assuming that the swaps will run to maturity with no default on the part of the swap counterparties), and Hutch India (with respect to certain term loans and general banking facilities aggregating approximately US$134 million (HK$1,038 million) in principal amount as of December 31, 2005).

As security in support of a series of equipment sale and leaseback transactions entered into by Hutchison Telephone in 1998, Hutchison Whampoa issued guarantees in favor of Hutchison Telephone’s counterparties under those transactions in respect of performance and payment obligations.

Hutchison International has provided letters of comfort under which it agrees to maintain specified shareholdings in several of our Hong Kong subsidiaries in connection with credit facilities provided to them. As of December 31, 2004, approximately HK$4,110 million (US$527 million) remained outstanding under these facilities. These facilities were subsequently fully refinanced by a HK$6 billion three-year senior secured revolving credit facility provided by a group of international banks to Hutchison Telephone and other subsidiaries of ours in May 2005. This facility was not supported by any letters of comfort from any member of the Hutchison Whampoa group.

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

We have entered into a fee agreement with Hutchison Whampoa, pursuant to which we agree to pay, or will procure that relevant members of our group will pay, fees for the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or its subsidiaries, in respect of third-party borrowings of such relevant members of our group. The fees are charged at normal commercial rates. We have also entered into a counter-indemnity agreement with Hutchison Whampoa, under which we agree to indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group, as the case may be, against any liability incurred by Hutchison Whampoa or any such member of the Hutchison Whampoa group under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings. The total amount of these fees paid by us to the Hutchison Whampoa group in 2005 was HK$142 million (US$18.3 million).

Privatization of Hutchison Global Communications Holdings

In connection with the privatization of Hutchison Global Communications Holdings, we and Hutchison Telecommunications Investment agreed that to the extent that any of the holders of Hutchison Global Communications Holdings shares or share options were deemed to be “connected persons” of our company or of Hutchison Whampoa under the listing rules of the Hong Kong Stock Exchange, and those connected persons elected to receive shares of our company as consideration for their Hutchison Global Communications Holdings shares or share options, then Hutchison Telecommunications Investment would transfer such number of our shares to them so as to satisfy their election. In turn, we would assume an indebtedness to Hutchison Telecommunications Investment in the amount of the value of the shares being transferred together with any stamp duty payable in connection with the transfer.

Pursuant to this arrangement, on August 5, 2005, Hutchison Telecommunications Investment transferred on our behalf a total of 60,371,099 shares of our company held by it to the connected persons as consideration for those connected persons’ Hutchison Global Communications Holdings shares and share options. As a result, we assumed an aggregate of approximately HK$458.8 million (US$59.2 million) of indebtedness to Hutchison Telecommunications Investment, which we repaid in full on August 8, 2005.

Acquistion of call center from the Hutchison Whampoa group

In January 2006, we entered into an agreement with Hutchison Call Centre Holdings Limited, or HCCH, an indirect subsidiary of Hutchison Whampoa, to acquire the entire issued share capital of Hutchison Tele-Services (India) Holdings Limited, or Hutchison Tele-Services, which, through its wholly owned subsidiary, 3 Global Services Private Limited, or GSPL, operates a telecommunications call center in India. The total consideration was US$14.2 million. The acquisition was completed in February 2006. Under the terms of the agreement, we granted HCCH a call option to purchase our shares of Hutchison Tele-Services, and HCCH granted us a put option to sell our shares of Hutchison Tele-Services.

The India call center provides contact center services to Hutchison 3G UK Limited and Hutchison 3G Australia Pty Limited, both of which are subsidiaries of Hutchison Whampoa.

Related party transactions with other shareholders

Orascom Holding acquired approximately 19.3% of our outstanding shares from the Hutchison Whampoa group in December 2005. We have entered into various agreements with Orascom Holding and its subsidiaries as described below.

As described above under “—Related party transactions with Hutchison Whampoa—Registration Rights Agreement”, we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong and Orascom Eurasia that extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong to Orascom Eurasia.

On December 21, 2005, we entered into a co-operation agreement with Orascom Holding, pursuant to the parties agreed to cooperate at all levels and make appropriate management team resources available? from their respective organizations to achieve commercial, operational and technological synergies.

Related party transactions with associates

Until April 20, 2005, when it became our subsidiary, Partner was an unconsolidated company over which we had significant influence.

Financial support of Partner

As of December 31, 2004, 54,733,017 ordinary shares of Partner held by us were subject to a share pledges granted in favor of lenders to Partner under the terms of a loan facility amended and restated on December 31, 2002 provided to Partner. On April 14, 2005, the loan facility was terminated and all share pledges were released.

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

Roaming arrangements with Western Wireless Corporation and its subsidiaries

Members of our group have entered into agreements with Western Wireless and its subsidiaries in respect of roaming arrangements, whereby customers of members of our group and of the Western Wireless group may roam on each other’s networks while traveling abroad. Mr. John Stanton, an independent non-executive director of our company, is the chairman and chief executive officer of Western Wireless. For 2005, the total net charges for the provision of roaming services, after set-off between the relevant members of our group and each of Western Wireless Corporation and its subsidiaries, were negligible.

Agreements with directors

Our non-executive directors receive compensation in the form of directors’ fees and do not receive any other form of compensation, including upon termination. Our executive directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our executive directors which may be terminated by either party giving written notice for periods of notice ranging from three to six months. None of these service contracts provide benefits to our executive directors upon termination. Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors for the year ended December 31, 2005 were approximately HK$61 million (US$7.9 million). For a detailed discussion of the remuneration paid to our directors, see “Directors, Senior Management and Employees—Compensation.”

As of the date of this annual report, options in respect of 31,000,000 of our ordinary shares have been granted to our directors under our share option plan. For a more detailed discussion of the share option plan, see “Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

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

India

The sales tax authorities of each of the state governments where we operate in India have instituted proceedings (or are in the process or completing their assessments with a view to doing so) against Hutch India, claiming sales tax is payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The claims to date amount to approximately HK$130 million (US$16.8 million). We have been successful in obtaining court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. The Supreme Court of India has issued a ruling on similar claims in favour of the telecommunication operators and we consider that the sales authorities’ claims are without foundation. We are now proceeding to have all such claims dismissed on the basis of the Supreme Court’s ruling. No provision has been made as we expect to be successful in our action for dismissal.

Ghana

Kludjeson International Limited, or KIL, which was a 20% shareholder of Kasapa, initiated proceedings in Ghana against Kasapa and several individuals including members of the management team. KIL alleged that the managing director of Kasapa had not been properly appointed and therefore challenged actions taken by the management of Kasapa, including the calling of board meetings, movement of equipment and documents, relocation of the registered and business premise of Kasapa, and the making of payments. Kasapa successfully defended the action and in April 2005 a judgment was entered in favor of Kasapa and the other defendants.

Dividend Distributions

We currently intend to retain all of our earnings to finance the development and expansion of our business and therefore do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term.

B. Significant Changes

The following significant changes have occurred since December 31, 2005:

•	in January 2006, we completed the acquisition of BCL in India, which increased our coverage in India by adding the service areas of Maharashtra, Tamil Nadu and Kerala; and

•	in March 2006, we reorganized our interests in certain joint venture companies which in turn hold an aggregate interest of 19.54% in Hutchison Essar. Following this reorganization, we now hold a 37.25% interest in the joint venture companies, which we consolidate, along with the other two shareholders of the joint venture companies, in our consolidated accounts.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information

The following tables set forth the high and low sales prices per share of our ordinary shares listed on the Hong Kong Stock Exchange and the high and low prices per share of our American Depositary Shares (each representing 15 of our ordinary shares) listed on the New York Stock Exchange for the periods specified.

	HIGH		LOW
	Ordinary Shares	ADSs	Ordinary Shares	ADSs
	(HK$)	(US$)	(HK$)	(US$)
2004:
Fourth Quarter	7.10	13.58	5.20	9.85
2005:
First Quarter	8.80	16.40	6.05	12.25
Second Quarter	8.10	15.65	6.60	13.15
Third Quarter	11.50	22.06	7.55	14.50
Fourth Quarter	11.85	22.25	9.35	18.52
2006:
First Quarter	16.00	26.05	10.60	21.01
December 2005	11.45	22.15	10.40	20.50
January 2006	13.75	25.38	10.60	21.01
February 2006	13.60	25.05	11.45	22.13
March 2006	16.00	26.05	11.60	22.51
April 2006	14.75	28.25	13.25	26.65
May 2006	15.20	28.99	11.70	22.58

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

Members of our board of directors stand for reelection at staggered intervals. One-third (or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of our directors are subject to retirement from office by rotation at each annual general meeting. Two of our directors retired by rotation and another two of our directors who were appointed by our board in December 2005 also retired by rotation at our annual general meeting held on May 16, 2006. All of them were then re-elected at the same annual general meeting.

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

An ordinary resolution is defined in our articles to mean a resolution passed by a simple majority of the votes of members who are entitled to vote in person or, in the case of corporations, by their duly authorized representatives or, where proxies are allowed, byproxy at a general meeting held in accordance with our articles of association. Pursuant to our articles of association, a special resolution must be passed by a majority of not less than three-fourths of the votes cast by members who are entitled to vote in person or, in the case of such members as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority of the members having a right to attend and vote at such meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right and, in the case of an annual general meeting, if so agreed by all our members entitled to attend and vote at that meeting, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days’ notice has been given. A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

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

C. Material Contracts

The following material contracts (being contracts not entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years preceding the filing date of this annual report:

1.	The following contracts were all entered into in connection with the restructuring that was completed in September 2004 to establish us as a holding company for some of the Hutchison Whampoa group’s telecommunications interests. The effect of these contracts was to transfer certain of the Hutchison Whampoa group’s telecommunications interests to us and to transfer loans that the Hutchison Whampoa group had made to certain operating companies within our group to us. For a further description of the restructuring, see “Information on the Company—History and Development of the Company—The Restructuring.”

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Hutchison Telecommunications (HK) Holdings Limited to HTI (BVI) Holdings Limited

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International Cayman and Hutchison Telecommunications Investment

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International HK and Hutchison International

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed by Whampoa Holdings Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Telephone to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Telecommunication Services Limited to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison 3GHK to Hutchison Telecommunications International HK (this debt was subsequently transferred to Hutchison Telephone as part of the streamlining of the Hong Kong mobile telecommunications business)

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Telecom to Hutchison Telecommunications International HK

•	Loan Agreement dated September 20, 2004 between Hutchison Global Communications Investment Holding Limited and Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 between Hutchison International and Hutchison Global Communications Investment Holding Limited

•	Loan Agreement dated September 20, 2004 between HTI (BVI) Holdings Limited and Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 20, 2004 under which Hutchison Telecommunications Limited sold shares in Hutchison Global Communications Investment Holding Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International transferred a loan facility owed to it by Hutchison Global Communications Holdings to Hutchison Telecommunications International HK

•	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International transferred a debt owed to it by Hutchison Global Communications to Hutchison Telecommunications International HK

•	Transfer Agreement dated September 20, 2004 under which Mangere International Limited transferred a note issued by Hutchison Global Communications Holdings to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 20, 2004 under which Mangere International Limited transferred a debt owed to Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International Cayman

•	Transfer Agreement dated September 20, 2004 under which Hutchison International transferred a deposit deposited to it by Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in US dollars from Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 between Hutchison Telecommunications (Malaysia) Limited and Hutchison Telecommunications International (Thailand) Holdings Limited

•	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in Thai baht from Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Multimedia Services (Thailand) Limited to Hutchison Telecommunications International (Thailand) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Telecommunications (Thailand) Co. Limited to Hutchison Telecommunications International (Thailand) Holdings Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in CGP Investments (Holdings) Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications Investment Limited to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Fairglass Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Fairglass Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Lanka to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated July 16, 2004 between Essar Telecom India Holdings Limited and HTI (BVI) Holdings Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold 6 “A” shares in Hutchison Telecommunications (India) Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications (India) Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Kuwata Limited to HTI (BVI) Holdings Limited

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Certwell Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Kasapa to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited sold one share in Pearl Charm Limited to HTI (BVI) Holdings Limited

•	Loan Agreement dated September 18, 2004 between Widcombe Limited and Hutchison Telecommunications International Cayman

•	Acknowledgement of Debt and Advances Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited acknowledged a debt owed to it by Widcombe Limited and transferred a debt owed to it by Hutchison Paraguay to Widcombe Limited

•	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 18, 2004 under which HTI Holdings transferred a debt owed to it by Wellington Gardens Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 18, 2004 under which HTI Holdings transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International Cayman

•	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Pearl Charm Limited to Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison OMF Limited

•	Instrument of Transfer dated September 17, 2004 between Hutchison Telecommunications (Amsterdam) B.V. and Advent Investments Pte Ltd

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications (Cyprus) Limited and Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (Netherlands) B.V. and Hutchison Telecommunications (Cyprus) Limited

•	Instrument of Transfer dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison Telecommunications International (Netherlands) B.V.

•	Instrument of Transfer dated June 18, 2004 between Colonial Nominees Limited and Advent Investments Pte Ltd

•	Deposit Transfer Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred deposits deposited with it by Advent Investments Pte Ltd and Amber International to Hutchison Telecommunications International Cayman

•	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Limited sold 10 shares in Amber International to Hutchison Telecommunications International Cayman

•	Loan Agreement dated September 22, 2004 between Hutchison Telecommunications International HK and Hutchison Telecommunications International Limited

•	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment sold two shares in Hutchison Telecommunications International HK

•	Share Purchase and Loan Transfer Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment (1) sold one share in Hutchison Telecommunications International Cayman and (2) transferred loans to Hutchison Telecommunications International Cayman to Hutchison Telecommunications International Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Hutchison Mobile Communications Limited to Hutchison Telecommunications Limited

•	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Tegor Limited to Hutchison Telecommunications Limited

•	The Transfer and Declaration of Trust Deed dated September 17, 2004 whereby Whampoa Holdings Limited transferred its beneficial interest in the Argentine Title, Rights and Obligations

•	Sale and Purchase Agreement dated September 17, 2004 between Array Holdings Limited and Hutchison Telecommunications Limited

2.	Deed of Tax Indemnity dated September 24, 2004 between Hutchison Telecommunications Limited and Hutchison Telecommunications International Limited, or HTIL, in which we are indemnified for any tax liability arising prior to the restructuring incurred by any of the companies transferred to us as part of the restructuring

3.	Non-Competition Agreement dated September 24, 2004 between HTIL and Hutchison Whampoa pursuant to which the parties have agreed not to compete with respect to telecommunications services in each party’s defined territory

4.	IPR Framework Agreement dated September 24, 2004 (as amended by a side letter dated April 26, 2006) between Hutchison International and HTIL, pursuant to which Hutchison International agreed to procure that certain domain names, trademarks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group are licensed to our group companies on a royalty-free basis

5.	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment, Cheung Kong Holdings and HTIL (as amended and restated by the Amended and Restated Registration Rights Agreement dated December 21, 2005 between the same parties and Orascom Eurasia), pursuant to which, among other things, Cheung Kong Holdings, Hutchison Telecommunications Investment and Orascom Eurasia may from time to time make a written request of us to register all or part of the shares held by each of them with the SEC for offer and sale to the public under a registration statement

6.	Deed of Indemnity dated September 24, 2004 between Hutchison Whampoa and HTIL, pursuant to which we agreed to indemnify relevant members of the Hutchison Whampoa group against any liability incurred by any of them under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings

7.	ETH Pass-Through Agreement dated September 24, 2004 between HTI Holdings, Hutchison Whampoa and Hutchison Telecom (BVI) Limited (as supplemented by a supplemental ETH pass through agreement effective December 30, 2004 and a supplemental pass through agreement made on June 30, 2005, both entered into between Hutchison Whampoa and Hutchison Telecom (BVI) Limited), pursuant to which the Hutchison Whampoa group’s rights and obligations under a consolidation agreement were passed through to our group

8.	Share Buy Back Agreement dated February 7, 2005 between Partner and Elbit, Polar, Eurocom, Matav Investments and Matav Cable, pursuant to which Partner agreed to buy back approximately 33.3 million of its ordinary shares at a price of NIS32.2216 per share

9.	Restatement of the Relationship Agreement dated April 20, 2005 between Hutchison Telecommunications International (Netherlands) BV, Advent Investments Pte Ltd, or Advent, Elbit, Polar, Eurocom, Matav Investments, Matav Cable, and Tapuz setting out the rights and obligations of certain shareholders of Partner

10.	Share Pledge dated June 23, 2004 between Advent and Bank Leumi Le-Israel B.M., pursuant to which Advent pledged 9,871,066 ordinary shares of Partner held by it to secure Partner’s obligations under a credit facility

11.	Agreement for the Sale and Purchase of Shares of PT Cyber Access Communications (now known as PT Hutchison CP Telecommunications) dated March 9, 2005 between Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd, (as amended by an Amendment Agreement dated April 28, 2005), regarding the purchase by us of 60% of the issued share capital of PT Hutchison CP, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia, for a total consideration of US$120 million

12.	The following contracts were all entered into in connection with the consolidation of the Hutch India mobile telecommunications operators under an Indian holding company, Hutchison Max Telecom Limited (now known as Hutchison Essar), that was completed on February 1, 2005. For a further description of the restructuring, see “Information on the Company—History and Development of the Company—India.”

•	Share Purchase Agreement dated February 1, 2005 between Essar, Vilsat Investments Private Limited and Hutchison Essar, under which Vilsat Investments Private Limited sold its entire shareholding in Hutchison Essar Telecom Limited (now known as Hutchison Essar Mobile Services Limited, or HEMSL) in consideration for the issuance of shares representing 14.46% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Al-Amin Investments Limited and Hutchison Essar, under which Al-Amin Investments Limited sold its entire shareholding in Hutchison Essar South Limited in consideration for the issuance of shares representing 4.65% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Euro Pacific Securities Ltd and Hutchison Essar, under which Euro Pacific Securities Ltd sold its entire shareholding in HEMSL in consideration for the issuance of shares representing 0.77% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between IndusInd Telecom Network Limited, or IndusInd, and Hutchison Essar, under which IndusInd sold its entire shareholding in Fascel Limited in consideration for the issuance of shares representing 5.11% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Mobilvest and Hutchison Essar under which Mobilvest sold its entire shareholding in HEMSL in consideration for the issuance of shares representing 9.58% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics and Hutchison Essar under which Usha Martin Telematics sold its entire shareholding in Fascel Limited in consideration for the issuance of shares representing 3.58% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics and Hutchison Essar, under which Usha Martin Telematics sold its entire shareholding in Hutchison Telecom East Limited in consideration for the issuance of shares representing 5.84% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between ATIM and Hutchison Essar, under which ATIM sold its entire shareholding in Hutchison Telecom East Limited in consideration for the issuance of shares representing 5.61% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between CCII (Mauritius), Inc and Hutchison Essar, under which CCII (Mauritius), Inc. sold its entire shareholding in HEMSL in consideration for the issuance of shares representing 2.55% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Essar Teleholdings and Hutchison Essar, under which Essar Teleholdings sold its entire shareholding in Hutchison Telecom East Limited in consideration for the issuance of shares representing 5.77% Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Jaykay Finholding (India) Private Limited and Hutchison Essar, under which Jaykay Finholding (India) Private Limited sold its entire shareholding in HEMSL in consideration for the issuance of shares representing 0.59% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Prime Metals Ltd and Hutchison Essar, under which Prime Metals Ltd sold its entire shareholding in HEMSL in consideration for the issuance of shares representing 1.53% of Hutchison Essar’s issued share capital

•	Share Purchase Agreement dated February 1, 2005 between Trans Crystal Limited and Hutchison Essar, under which Trans Crystal Limited sold its entire shareholding in Fascel Limited in consideration for the issuance of shares representing 8.36% of Hutchison Essar’s issued share capital

13.	Call Option Agreement dated June 29, 2005 between JKF and Usha Martin Telematics, collectively as grantors, and Essar Teleholdings, as grantee, under which the parties agreed to (a) equate the additional stake in Hutchison Essar that is subject to an option granted by Usha Martin Telematics to Essar Teleholdings to approximately 3.43% of the issued share capital of Hutchison Essar and the strike price to equate to approximately INR2,670 million (HK$458.4 million or US$59.1 million) and (b) equate the stake in Hutchison Essar that is subject to an option granted by JKF to Essar Teleholdings to approximately 0.57% of the issued share capital of Hutchison Essar and the strike price to equate to approximately INR53 million (HK$9.1 million or US$1.2 million). Both of these options were exercised and completed in 2005.

14.	Term Sheet dated September 26, 2005 between Hutchison Essar as purchaser on the one part and Essar Teleholdings, BPL Communications Limited and Capital Global Limited as vendors on the other part for the acquisition of 99.998% of the entire shareholding of BPL Mumbai and the entire shareholding of BCL respectively, at a total consideration of approximately INR25,115 million (HK$4,312 million or US$556.2 million), plus interest, before adjustments. Pursuant to the term sheet, the following agreements were entered into among the relevant parties:-

•	Share Purchase Agreement dated November 25, 2005 between Hutchison Essar, BPL Communications Limited and BCL for the acquisition of the entire shareholding of BCL. The acquisition was completed on January 2, 2006

•	Share Purchase Agreement dated December 23, 2005 between Hutchison Essar, Essar Teleholdings, BPL Communications Limited, Capital Global Limited and BPL Mumbai for the acquisition of 99.998% of the entire shareholding of BPL Mumbai

15.	Co-operation Agreement dated December 21, 2005 between HTIL and Orascom Holding (an entity that currently holds approximately 19.3% of our outstanding shares), pursuant to which the parties have agreed to cooperate at all levels and make appropriate management team resources from their respective organizations to achieve the commercial, operational and technological synergies

16.	Agreement dated January 27, 2006 between Hutchison Call Centre Holdings Limited, an indirect wholly owned subsidiary of Hutchison Whampoa, and CGP for our acquisition of the entire issued share capital of Hutchison Tele-Services (India) Holdings Limited which, through its wholly owned subsidiary 3 Global Services Private Limited, operates a telecommunications services call center in India, for consideration of approximately US$14.2 million (HK$110.1 million)

17.	The following contracts were all entered into in connection with the reorganization of the joint venture through which we hold part of our interest in Hutchison Essar in advance of and in anticipation of a possible listing of Hutchison Essar’s shares as well as compliance with new rules governing foreign direct investment in telecommunications operations in India. The reorganization was completed in March 2006. For a further description of the India restructuring, see “Information on the Company – Business Review –Operating companies review – India – Ownership – Reorganization”

•	Share Purchase Agreement dated March 1, 2006 between TII, Kotak Mahindra Capital Company Limited, or KMCC, Kotak Mahindra Securities Limited, or KMSL, and Komaf Enterprise Limited, or KEL, under which KMCC, KMSL and KEL sold their entire shareholdings in JKF to TII for an aggregate consideration of approximately INR2,247 million (HK$385.8 million or US$49.8 million)

•	Share Purchase Agreement dated March 1, 2006 between ATIM and JKF under which ATIM sold its entire shareholding in UMTI to JKF for a consideration of approximately INR3,196 million (HK$548.7 million or US$70.8 million)

•	Share Purchase Agreement dated March 1, 2006 between ATIM and UMTI under which ATIM sold its entire shareholding in Usha Martin Telematics to UMTI for a consideration of approximately INR6,225 million (HK$1,069 million or US$137.9 million)

•	Termination Agreement dated March 1, 2006 between ATIM, UMTI and Usha Martin Telematics terminating the shareholders agreement dated April 9, 2004 between the same parties as a result of ATIM selling its entire shareholding in Usha Martin Telematics to UMTI

•	Share Subscription Agreement dated March 1, 2006 between Centrino Trading Company Private Limited, or Centrino, and TII under which Centrino subscribed for new shares of TII representing 23.97% of TII for a cash consideration of approximately INR4,899 million (HK$841.2 million or US$108.5 million)

•	Share Purchase Agreement dated March 1, 2006 between ND Callus Info Services Private Limited, or ND Callus, and MFP under which MFP sold its entire shareholding in TII for a consideration of approximately INR7,924 million (HK$1,361 million or US$175.5 million)

•	Termination Agreement dated March 1, 2006 between MFP, CGP and TII terminating the shareholders agreement dated April 9, 2004 between the same parties as a result of MFP selling its entire shareholding in TII to ND Callus

•	Shareholders Agreement dated March 1, 2006 between ND Callus, CGP, Centrino and TII in respect of TII

18.	Acceptances by the following entities, each dated as follows, of a letter of offer dated December 9, 2005 from Hutchison Essar in respect of a rights issue with respect to new Hutchison Essar shares in the amount specified below, pursuant to which each accepting party undertook to maintain the minimum percentage specified below of direct or indirect equity ownership of Hutchison Essar attributable to an Indian person to ensure Hutchison Essar’s compliance with new Indian rules governing foreign direct investment:

•	IndusInd, on January 9, 2006, applied for 3,627,987 shares of Hutchison Essar for a total consideration of approximately Rs 899.7 million (HK$154.5 million or US$19.9 million) and undertook to maintain a minimum Indian ownership percentage in Hutchison Essar of 2.77%

•	Essar Com Limited (formerly Essar Telecom India Holdings Limited), on January 6, 2006, applied for 4,397,381 shares of Hutchison Essar for a total consideration of approximately Rs 1,090 million (HK$187.2 million or US$24.1 million)

•	Essar Teleholdings, on January 6, 2006, applied for 19,038,894 shares of Hutchison Essar for a total consideration of approximately Rs 4,721 million (HK$810.7 million or US$104.6 million) paid by way of adjustment against consideration due for BCL and BPL Mumbai, and, together with other members of the Essar group, undertook to maintain a minimum Indian ownership percentage in Hutchison Essar of 10.97%

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

Estate Duty

Estate duty was abolished in Hong Kong with effect from February 11, 2006. Estates of persons who passed away on or after this date are not subject to estate duty. In respect of deaths which occurred on or after July 15, 2005, but before February 11, 2006 (the interim period), any estate duty has been reduced with retrospective effect to a nominal duty of HK$100 for estates of assessed value exceeding HK$7.5 million. No estate duty is payable on estates of assessed value below HK$7.5 million. Any estate duty overpaid will be refunded.

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

For taxable years beginning after December 31, 2002 and before January 1, 2011 (provided that certain holding period requirements are met and subject to other conditions and limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains. However, these lower rates will not apply to a Taxable Dividend if we are a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in our taxable year in which such Taxable Dividend is paid, or were a PFIC in our preceding taxable year. Based on our audited accounts and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year. In addition, based on our audited accounts and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate becoming a PFIC for our 2006 taxable year, although we can provide no assurances in this regard. You should consult your own tax advisor regarding the availability of the reduced dividend rate in light of your own particular circumstances.

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

Information Reporting and Backup Withholding

Dividends on ordinary shares, and payments of the proceeds of a sale of ordinary shares, paid within the United States or through certain U.S. related financial intermediaries, are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such a non-U.S. Holder may be required to provide a certification as to its non-U.S. status in connection with payments received within the United States or through certain U.S. related financial intermediaries.

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

A summary of the significant ways in which our corporate governance practices, as a foreign private issuer, differ from those followed by U.S. domestic companies under the listing standards of the New York Stock Exchange, is set forth in the Corporate Governance section of our website at www.htil.com. None of the documents on our website are incorporated by reference in this annual report.

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to our net financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed-rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than Hong Kong dollars. We are also subject to exchange rate risks with respect to our operations and investments outside Hong Kong. See note 3 to our accounts.

We manage these risks through a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by us for trading or speculative purposes.

This section contains “forward-looking statements” as described in “Forward-Looking Statements.”

The following table sets out our borrowings by currency as a percentage of total borrowings.

	As of December 31,
Currency	2004	2005
Hong Kong dollars	29.8	23.5
Indian Rupees	29.0	19.6
New Israeli Shekels	0.0	16.9
Thai Baht	14.5	20.3
Japanese Yen	24.8	6.0
US dollars	1.6	13.6
Other currencies	0.3	0.1

We enter into forward exchange contracts when we deem it appropriate as hedges against our foreign currency exposures. We use foreign currency swap agreements to manage exchange rate exposures, mainly relating to certain debt instruments denominated in foreign currency. Foreign currency denominated borrowings are translated at the contracted swap rates where we have entered into currency swap arrangements. We may use derivative instruments to hedge or adjust our exposures. For example, our Thailand operations entered into currency swap arrangements with banks to hedge against the exchange risk in relation to their Japanese Yen and U.S. dollar denominated borrowings. Similarly, our India operations entered into a currency and interest rate swap arrangement with a bank to swap their floating rate U.S. dollar denominated borrowings into fixed rate India Rupee borrowings in order to hedge their currency and interest rate exposure. See note 24 to our accounts. Because most of our borrowings are in the same currencies as those used by the underlying operations, we believe that any potential depreciation of our operating currencies will not have a material adverse effect on our financial condition and results of operations.

We also enter into interest rate swaps to manage the fixed and floating interest rate mix of our total debt portfolio and reduce the impact of fluctuating interest rates on our short term and long-term debts. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

Our financial assets and liabilities as of December 31, 2004 and 2005 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarize the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2005 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third-party borrowings.

	December 31, 2005
	Maturities					December 31, 2005
	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(HK$ in millions except rates)
Local currency:
Fixed rate	$2	$1	$2	$2	$7	$14	$14
Average weighted rate(1)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Variable rate	$69	—	$6,160	$17	—	$6,246	$6,246
Average weighted rate(1)	4.59%	—	4.96%	5.99%	—	4.96%	4.96%
Sub-total	$71	$1	$6,162	$19	$7	$6,260	$6,260

Foreign currency:
Thai Baht:
Variable rate(2)	$5,698	$1,393	$38	$38	$19	$7,186	$7,186
Average weighted rate(1)	5.30%	5.64%	4.78%	4.78%	4.78%	5.36%	5.36%
Sub-total	$5,698	$1,393	$38	$38	$19	$7,186	$7,186

Indian Rupee:
Fixed rate	$3	$2	$1,241	$1	—	$1,247	$1,247
Average weighted rate(1)	11.26%	29.46%	7.03%	28.83%	—	7.10%	7.10%
Variable rate(3)	$1,793	—	$2,813	—	—	$4,606	$4,606
Average weighted rate(1)	6.57%	—	7.03%	—	—	6.85%	6.85%
Sub-total	$1,796	$2	$4,054	$1	—	$5,853	$5,853

New Israel Shekels:
Variable rate	$51	$382	$376	$1,152	$2,554	$4,515	$4,515
Average weighted rate(1)	8.17%	6.81%	6.75%	6.63%	6.65%	6.68%	6.68%
Sub-total	$51	$382	$376	$1,152	$2,554	$4,515	$4,515

U.S. dollars:
Fixed rate	$7	$7	$8	$4	—	$26	$26
Average weighted rate	7.25%	7.25%	7.25%	7.25%	—	7.25%	7.25%
Variable rate	$22	$4	$2,781	—	—	$2,807	$2,807
Average weighted rate(1)	7.69%	6.24%	5.24%	—	—	5.26%	5.26%
Sub-total	$29	$11	$2,789	$4	—	$2,833	$2,833

Others:
Fixed rate	$45	—	—	—	—	$45	$45
Average weighted rate(1)	4.48%	—	—	—	—	4.48%	4.48%
Sub-total	$45	—	—	—	—	$45	$45

Total	$7,690	$1,789	$13,419	$1,214	$2,580	$26,692	$26,692

(1)	Weighted average rates of the portfolio at the year end.
(2)	Includes Japanese Yen borrowings of HK$1,595 million (US$206 million) and US dollar borrowings of HK$170 million (US$22 million) that were swapped into Thai Baht borrowings as of December 31, 2005.
(3)	Includes US dollar borrowings of HK$623 million (US$80 million) that were swapped into India Rupee borrowings as of December 31, 2005.

	December 31, 2005 Maturities
	2006	2007	2008	2009	2010	Thereafter	Total
	(HK$ millions except rates)
Interest Rate/Foreign Currency Swaps:
Receive US$/Pay INR Contract Amount	$623	—	—	—	—	—	$623
Weighted Average Contractual Exchange Rate (INR/US$)	45.72	—	—	—	—	—	45.72
Weighted Average pay rate	4.30%	—	—	—	—	—	4.30%
Weighted Average receive rate	1.81%	—	—	—	—	—	1.81%

Foreign Currency Swaps:
Receive US$ /Pay THB Contract Amount	$39	$39	$39	$39	$19	—	$175
Weighted Average Contractual Exchange Rate (THB/US$)	41.33	41.33	41.33	41.33	41.33	—	41.33
Receive JPY/Pay THB Contract Amount	$1,278	$317	—	—	—	—	$1,595
Weighted Average Contractual Exchange Rate (JPY/THB)	0.3668	0.3763	—	—	—	—	0.3687

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) promulgated under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2005 in timely alerting them to material information about us required to be disclosed in the reports we file or submit under all applicable laws and regulations, including the Exchange Act, and effectively ensuring the recording, processing, summarizing and reporting of such material information as and when required in accordance with the rules and forms of the SEC.

However, our evaluation has identified a number of deficiencies in our internal controls over financial reporting, some of which may be significant deficiencies or material weaknesses for purposes of the Sarbanes-Oxley Act, although they did not necessarily undermine the effectiveness of our controls. These included the need to: (i) expand the US GAAP and IFRS expertise within our group of companies; (ii) standardize financial reporting processes and procedures; (iii) enhance our expertise on the accounting for income taxes and deferred taxes; and (iv) implement rigorous information technology-related controls, including controls over access to our electronic information system and segregation of functional responsibilities.

We are aware of the importance of maintaining controls and procedures and are taking appropriate steps to remediate the potential material weaknesses and other deficiencies in internal controls that have been identified. The examination of our internal controls over financial reporting is a continuous process and we are continuing to work towards improving our controls and procedures. In the course of this process, other deficiencies, including material weaknesses, may be identified in the future. Should such deficiencies be discovered, we will take appropriate steps to remediate them. Beginning with the fiscal year ending December 31, 2006, Section 404 will require us to include an internal control report of management in our annual report on Form 20-F.

During the period covered by this annual report, except as disclosed in this Item 15, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. However, a number of factors may affect our ability to successfully implement and maintain internal controls over financial reporting that meet the standards of Rules 13a-15(f) and 15d-15(f) under the Exchange Act, including that (i) we operate mainly in developing markets where access to qualified personnel with a sufficient knowledge of US GAAP is not always readily available; (ii) many of our businesses are growing rapidly, which may increase the number and complexity of internal controls required; and (iii) we have acquired, and may acquire, new businesses that had not been subject to the Sarbanes-Oxley Act and therefore may not have internal controls over financial reporting in place that satisfy the requirements of the Sarbanes-Oxley Act.

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

PricewaterhouseCoopers billed us for the following services in 2005 and 2004:

Nature of the service	2005	2004
	(HK$ millions)	(HK$ millions)
Audit fees	28	9
Audit-related fees	14	49
Tax fees	—	1

Total	42	59

Audit Fees

Audit fees are the aggregate fees billed by our principal accountant for professional services rendered for the audit of our annual accounts, subsidiary audits and other procedures required to be performed for the principal accountant to form an opinion on our consolidated accounts. Other procedures include information systems and procedural reviews and testing performed in order to understand and rely on the internal control systems and consultations relating to the audit and interim review.

Audit-Related Fees

Audit-related fees are the aggregate fees billed by our principal accountant for advisory services fees and generally include support for the interpretation and implementation of new accounting and reporting standards. It also includes the reports for compliance with telecommunications regulations and debt obligations. The 2004 audit-related fees included the fees of approximately HK$46 million (US$5.9 million) for acting as our reporting accountants to report on our financial information included in the prospectus relating to our global offering and Hong Kong Stock Exchange listing in October 2004.

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

See pages F-1 through F-79.

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

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum of Association, dated September 3, 2004

1.2*	Articles of Association, dated September 3, 2004, as amended on May 5, 2005

2.1††	Form of Indenture between Partner Communications Company Ltd. and The Bank of New York, as trustee, including form of note

2.2††	Form of Indenture between Partner Communications Company Ltd. and the Trust Company of Igud Bank Ltd.

4.1†††	Form of Deposit Agreement among Hutchison Telecommunications International Limited, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.2†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Hutchison Telecommunications (HK) Holdings Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.3†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (Cayman) Holdings Limited and Hutchison Telecommunications Investment Holdings Limited, relating to the restructuring

4.4†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (HK) Limited and Hutchison International Limited, relating to the restructuring

4.5†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed by Whampoa Holdings Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.6†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Telephone Company Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.7†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Telecommunication Services Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.8†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison 3G HK Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.9†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Telecommunications (Hong Kong) Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.10†	Loan Agreement dated September 20, 2004 between Hutchison Global Communications Investment Holding Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.11†	Sale and Purchase Agreement dated September 17, 2004 between Hutchison International Limited and Hutchison Global Communications Investment Holding Limited, relating to the restructuring

4.12†	Loan Agreement dated September 20, 2004 between HTI (BVI) Holdings Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.13†	Sale and Purchase Agreement dated September 20, 2004 under which Hutchison Telecommunications Limited sold shares in Hutchison Global Communications Investment Holding Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.14†	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International Limited transferred a loan facility owed to it by Hutchison Global Communications Holdings Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.15†	Loan Assignment Agreement dated September 20, 2004 under which Hutchison International Limited transferred a debt owed to it by Hutchison Global Communications Limited to Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.16†	Transfer Agreement dated September 20, 2004 under which Mangere International Limited transferred a note issued by Hutchison Global Communications Holdings Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.17†	Loan Assignment Agreement dated September 20, 2004 under which Mangere International Limited transferred a debt owed to Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.18†	Transfer Agreement dated September 20, 2004 under which Hutchison International Limited transferred a deposit deposited to it by Hutchison Global Communications Investment Holding Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.19†	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in US dollars from Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.20†	Sale and Purchase Agreement dated September 17, 2004 between Hutchison Telecommunications (Malaysia) Limited and Hutchison Telecommunications International (Thailand) Holdings Limited, relating to the restructuring

4.21†	Loan Agreement dated September 17, 2004 under which Hutchison Telecommunications International (Thailand) Holdings Limited borrowed an amount designated in Thai baht from Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.22†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Multimedia Services (Thailand) Limited to Hutchison Telecommunications International (Thailand) Holdings Limited, relating to the restructuring

4.23†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications (Malaysia) Limited transferred a debt owed to it by Hutchison Telecommunications (Thailand) Co. Limited to Hutchison Telecommunications International (Thailand) Holdings Limited, relating to the restructuring

4.24†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in CGP Investments (Holdings) Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.25†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.26†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications Investment Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.27†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Fairglass Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.28†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Fairglass Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.29†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.) to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.30†	Sale and Purchase Agreement dated July 16, 2004 between Essar Telecom India Holdings Limited and HTI (BVI) Holdings Limited, relating to the restructuring

4.31†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold 6 “A” shares in Hutchison Telecommunications (India) Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.32†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Hutchison Telecommunications (India) Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.33†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by CGP Investments (Holdings) Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.34†	Sale and Purchase Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited sold one share in Kuwata Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.35†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Certwell Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.36†	Loan Assignment Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Kasapa Telecom Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.37†	Sale and Purchase Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited sold one share in Pearl Charm Limited to HTI (BVI) Holdings Limited, relating to the restructuring

4.38†	Loan Agreement dated September 18, 2004 between Widcombe Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.39†	Acknowledgement of Debt and Advances Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited acknowledged a debt owed to it by Widcombe Limited and transferred a debt owed to it by Hutchison Telecommunications Paraguay S.A. to Widcombe Limited, relating to the restructuring

4.40†	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.41†	Loan Assignment Agreement dated September 18, 2004 under which HTI (1993) Holdings Limited transferred a debt owed to it by Wellington Gardens Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.42†	Loan Assignment Agreement dated September 18, 2004 under which HTI (1993) Holdings Limited transferred a debt owed to it by Widcombe Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.43†	Loan Assignment Agreement dated September 18, 2004 under which Hutchison Telecommunications Limited transferred a debt owed to it by Pearl Charm Limited to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.44†	Loan Agreement dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison OMF Limited, relating to the restructuring

4.45†	Instrument of Transfer dated September 17, 2004 between Hutchison Telecommunications (Amsterdam) B.V. and Advent Investments Pte Ltd, relating to the restructuring

4.46†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications (Cyprus) Limited and Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.47†	Loan Agreement dated September 17, 2004 between Hutchison Telecommunications International (Netherlands) B.V. and Hutchison Telecommunications (Cyprus) Limited, relating to the restructuring

4.48†	Instrument of Transfer dated September 17, 2004 between Advent Investments Pte Ltd and Hutchison Telecommunications International (Netherlands) B.V., relating to the restructuring

4.49†	Deposit Transfer Agreement dated September 17, 2004 under which Hutchison Telecommunications Limited transferred deposits deposited with it by Advent Investments Pte Ltd and Amber International Holdings Inc. to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.50†	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Limited sold 10 shares in Amber International Holdings Inc. to Hutchison Telecommunications International (Cayman) Holdings Limited, relating to the restructuring

4.51†	Loan Agreement dated September 22, 2004 between Hutchison Telecommunications International (HK) Limited and Hutchison Telecommunications International Limited, relating to the restructuring

4.52†	Sale and Purchase Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment Holdings Limited sold two shares in Hutchison Telecommunications International (HK) Limited, relating to the restructuring

4.53†	Share Purchase and Loan Transfer Agreement dated September 22, 2004 under which Hutchison Telecommunications Investment Holdings Limited (1) sold one share in Hutchison Telecommunications International (Cayman) Holdings Limited and (2) transferred loans to Hutchison Telecommunications International (Cayman) Holdings Limited to Hutchison Telecommunications International Limited, relating to the restructuring

4.54†	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Hutchison Mobile Communications Limited to Hutchison Telecommunications Limited, relating to the restructuring

4.55†	Sale and Purchase Agreement dated September 17, 2004 under which HTHK Limited sold one share in Tegor Limited to Hutchison Telecommunications Limited, relating to the restructuring

4.56†	The Transfer and Declaration of Trust Deed dated September 17, 2004 whereby Whampoa Holdings Limited transferred its beneficial interest in the Argentine Title, Rights and Obligations, relating to the restructuring

4.57†	Sale and Purchase Agreement dated September 17, 2004 between Array Holdings Limited and Hutchison Telecommunications Limited, relating to the restructuring

4.58†	Tax Indemnity Deed dated September 24, 2004 between Hutchison Telecommunications Limited and Hutchison Telecommunications International Limited

4.59†	Non-Competition Agreement dated September 24, 2004 between Hutchison Telecommunications International Limited and Hutchison Whampoa Limited

4.60†	IPR Framework Agreement dated September 24, 2004 between Hutchison International Limited and Hutchison Telecommunications International Limited

4.61†	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited

4.62†	Counter-Indemnity Agreement dated September 24, 2004 between Hutchison Whampoa Limited and Hutchison Telecommunications International Limited

4.63†	Share Option Scheme dated September 17, 2004 of Hutchison Telecommunications International Limited and its group members

4.64†	ETH Pass-Through Agreement dated September 24, 2004 between HTI (1993) Holdings Limited, Hutchison Whampoa Limited and Hutchison Telecom (BVI) Limited

4.65#†	Marketing Service Agreement dated August 14, 1996 (as amended on April 1, 1997, October 16, 2000 and August 11, 2003) between the Communications Authority of Thailand and Hutchison CAT Wireless Multimedia Company Limited

4.66#†	Lease Agreement dated October 16, 2000 among Communications Authority of Thailand, BFKT (Thailand) Limited and Hutchison CAT Wireless Multimedia Company Limited

4.67†	Hutchison Wireless Shareholders’ Agreement dated October 16, 2000 between Hutchison Telecommunications Investment Limited, GMRP (Thailand) Limited, Tawan Telecom Company Limited, Mr. Prayong Boonsong, Mr. Virat Ovararint and i-Mobile Holdings Company Limited

4.68†	Hutchison CAT Shareholders’ Agreement dated October 14, 1999 and amended October 16, 2000 between Hutchison CAT Wireless Multimedia Company Limited and Communications Authority of Thailand Telecom

4.69†	PKNS (Thailand) Limited Shareholders’ Agreement dated October 16, 2000 between Light Power Telecommunications Limited and DPBB (Thailand) Limited

4.70††	Share Buy Back Agreement dated February 7, 2005

4.71††	Restatement of the Relationship Agreement dated April 20, 2005

4.72*	Form of service agreement for management

4.73*	Form of appointment letter for non-executive directors

4.74*	Agreement for the Sale and Purchase of Shares of PT Cyber Access Communications (now known as PT. Hutchison CP Telecommunications) dated March 9, 2005 between Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd.

4.75*	Amendment dated April 28, 2005 to the Agreement for the Sale and Purchase of Shares of PT Cyber Access Communications (now known as PT. Hutchison CP Telecommunications), between Hutchison Telecommunications International (Netherlands) B.V., Young Crown Mobile Ltd, PT Asia Mobile and Asia Telecommunication Technology Ltd.

4.76*	Share Purchase Agreement dated February 1, 2005 between Essar Teleholdings Limited, Vilsat Investments Private Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.77*	Share Purchase Agreement dated February 1, 2005 between Al-Amin Investments Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.78*	Share Purchase Agreement dated February 1, 2005 between Euro Pacific Securities Ltd and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.79*	Share Purchase Agreement dated February 1, 2005 between IndusInd Telecom Network Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.80*	Share Purchase Agreement dated February 1, 2005 between Mobilvest and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.81*	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.82*	Share Purchase Agreement dated February 1, 2005 between Usha Martin Telematics Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.83*	Share Purchase Agreement dated February 1, 2005 between Asia Telecommunications Investments (Mauritius) Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.84*	Share Purchase Agreement dated February 1, 2005 between CCII (Mauritius), Inc and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.85*	Share Purchase Agreement dated February 1, 2005 between Essar Teleholdings Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.86*	Share Purchase Agreement dated February 1, 2005 between Jaykay Finholding (India) Private Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.87*	Share Purchase Agreement dated February 1, 2005 between Prime Metals Ltd and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.88*	Share Purchase Agreement dated February 1, 2005 between Trans Crystal Limited and Hutchison Max Telecom Limited (now known as Hutchison Essar Limited), relating to the India consolidation

4.89**	Amended and Restated Registration Rights Agreement dated December 21, 2005, between Hutchison Telecommunications International Limited, Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Orascom Telecom Eurasia Limited

4.90	Side letter dated April 26, 2006 between Hutchison International Limited and Hutchison Telecommunications International Limited relating to the IPR Framework Agreement dated September 24, 2004

4.91	Supplemental ETH Pass-Through Agreement dated December 30, 2004 between Hutchison Whampoa Limited and Hutchison Telecom (BVI) Limited

4.92	Supplemental ETH Pass -Through Agreement dated June 30, 2005 between Hutchison Whampoa Limited and Hutchison Telecom (BVI) Limited

4.93	Call Option Agreement dated June 29, 2005 between Jaykay Finholding (India) Private Limited, Usha Martin Telematics Limited and Essar Teleholdings Limited

4.94	Term Sheet dated September 26, 2005 between Hutchison Essar Limited, Essar Teleholdings Limited, BPL Communications Limited and Capital Global Limited, relating to the acquisition of BPL Mobile Cellular Limited and BPL Mobile Communications Limited

4.95	Share Purchase Agreement dated November 25, 2005 between Hutchison Essar Limited, BPL Communications Limited and BPL Mobile Cellular Limited

4.96	Share Purchase Agreement dated December 23, 2005 between Hutchison Essar Limited, Essar Teleholdings Limited, BPL Communications Limited, Capital Global Limited and BPL Mobile Communications Limited

4.97	Co-operation Agreement dated December 21, 2005 between Hutchison Telecommunications International Limited and Orascom Telecom Holding S.A.E.

4.98	Share Purchase Agreement dated January 27, 2006 between Hutchison Call Centre Holdings Limited and CGP Investments (Holdings) Limited, relating to the acquisition of Hutchison Tele-Services (India) Holdings Limited

4.99	Share Purchase Agreement dated March 1, 2006 between Telecom Investments India Private Limited, Kotak Mahindra Capital Company Limited, Kotak Mahindra Securities Limited and Komaf Enterprise Limited, relating to the India reorganization

4.100	Share Purchase Agreement dated March 1, 2006 between Jaykay Finholding (India) Private Limited and Asian Telecommunication Investments (Mauritius) Limited, relating to the India reorganization

4.101	Share Purchase Agreement dated March 1, 2006 between UMT Investments Limited and Asian Telecommunication Investments (Mauritius) Limited, relating to the India reorganization

4.102	Termination Agreement dated March 1, 2006 between Asian Telecommunication Investments (Mauritius) Limited, UMT Investments Limited and Usha Martin Telematics Limited, relating to the India reorganization

4.103	Share Subscription Agreement dated March 1, 2006 between Centrino Trading Company Private Limited and Telecom Investments India Private Limited, relating to the India reorganization

4.104	Share Purchase Agreement dated March 1, 2006 between Multifaced Finstock Private Limited and ND Callus Info Services Private Limited, relating to the India reorganization

4.105	Termination Agreement dated March 1, 2006 between Multifaced Finstock Private Limited, CGP India Investments Limited and Telecom Investments India Private Limited, relating to the India reorganization

4.106	Shareholders Agreement dated March 1, 2006 between Centrino Trading Company Private Limited, ND Callus Info Services Private Limited, CGP India Investments Limited and Telecom Investments India Private Limited, relating to the India reorganization

4.107	Letter of offer dated December 9, 2005 and form of acceptance relating to the rights issue of Hutchison Essar Limited

6	See note 12 to our consolidated accounts for information explaining how earnings (loss) per share information was calculated.

8	List of all subsidiaries

11*	Code of Ethics

12.1	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

13	Certification Pursuant to 18 U.S.C. Section 1350

#	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the Securities and Exchange Commission.
†	Previously filed; incorporated by reference to our registration statement on Form F-1 (No. 333-118783).
††	Previously filed; incorporated by reference to the annual report on Form 20-F of Partner Communications Company Ltd (No. 001-14968) for the fiscal year ended December 31, 2004.
†††	Previously filed; incorporated by reference to Citibank, N.A.’s Registration Statement on Form F-6 (File No. 333-119242).
*	Previously filed; incorporated by reference to our annual report on Form 20-F (No. 001-32309).
**	Previously filed; incorporated by reference to Schedule 13D Amendment No. 2 filed jointly on December 27, 2005 by Hutchison Whampoa Limited, Cheung Kong (Holdings) Limited and the other entities specified therein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim L. Pennington
Name:	Tim L. Pennington
Title:	Executive Director and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Hutchison Telecommunications International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Shareholders of Hutchison Telecommunications International Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated profit and loss account, cash flow statement, and statement of recognized income and expense present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited and its subsidiary companies (collectively referred to as the “Group”) at 31 December 2004 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2005, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Hong Kong, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in note 2 (a) to the accounts, the Group has restated its 2003 and 2004 consolidated financial statements.

As discussed in note 2(a) to the accounts, the Group adopted the Revised Hong Kong Financial Reporting Standards (“HKFRS”) in 2005 which, with the exception of Hong Kong Accounting Standards 2, 5, 16 and 39, require retroactive application.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences, after giving effect to the restatement, is presented in note 39 to the accounts.

As discussed in note 39(k) to the accounts, effective January 1, 2005, the Group adopted Statement of Financial Accounting Standards No. 123 (R) Share-Based Payments.

PricewaterhouseCoopers

Hong Kong

March 9, 2006, except for note 39 to the accounts, as to which date is April 20, 2006

FINANCIAL STATEMENT FOR 20-F	6/15/2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		For the year ended 31 December
		2003		2004		2005		2005
	Note	HK$ millions (Restated)		HK$ millions (Restated)		HK$ millions		US$ millions (Note 37)
Continuing operations:
Turnover	6, 7		10,045		14,845		24,356		3,143
Cost of inventories sold			(524)		(1,373)		(2,331)		(301)
Staff costs	8		(1,061)		(1,586)		(2,319)		(299)
Depreciation and amortisation	7		(2,277)		(3,117)		(4,367)		(563)
Other operating expenses	9		(5,855)		(8,913)		(13,256)		(1,710)

Operating (loss) / profit before disposal of investments and others			328		(144)		2,083		270
Share of results of associated companies	10		842		338		86		11
Profit on disposal of investments and others	11		—		1,300		71		9

Operating profit			1,170		1,494		2,240		290
Interest and other finance costs, net	12		(824)		(1,015)		(1,604)		(207)

Profit before taxation			346		479		636		83
Current taxation charge	13		(22)		(105)		(229)		(30)
Deferred taxation charge	13		(421)		(80)		(205)		(26)

Profit for the year from continuing operations			(97)		294		202		27

Discontinued operations:
Loss from discontinued operations	14		(75)		(54)		(352)		(45)

Profit / (loss) for the year			(172)		240		(150)		(18)

Attributable to:
Equity holders of the Company:
- continuing operations			(321)		24		(416)		(54)
- discontinued operations			(75)		(54)		(352)		(45)

			(396)		(30)		(768)		(99)
Minority interest – continuing operations			224		270		618		81

			(172)		240		(150)		(18)

Dividends	15		—		—		—		—

Earnings / (loss) per share from continuing operations attributable to the equity holders of the Company during the year:	16
- basic		HK$	(0.07)	HK$	0.01	HK$	(0.09)	US$	(0.01)

- diluted		HK$	(0.07)	HK$	0.01	HK$	(0.09)	US$	(0.01)

Loss per share from discontinued operations attributable to the equity holders of the Company during the year:	16
- basic		HK$	(0.02)	HK$	(0.01)	HK$	(0.08)	US$	(0.01)

- diluted		HK$	(0.02)	HK$	(0.01)	HK$	(0.08)	US$	(0.01)

The accompanying notes are an integral part of the consolidated accounts.

FINANCIAL STATEMENT FOR 20-F	6/15/2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

		As at 31 December
		2004	2005	2005
	Note	HK$ millions (Restated)	HK$ millions	US$ millions (Note 37)
ASSETS
Current assets
Cash and cash equivalents	17	2,102	2,436	314
Restricted cash	17	10	1	—
Other current assets	17	4,211	10,706	1,382

Total current assets		6,323	13,143	1,696

Non-current assets
Fixed assets	18	20,228	24,591	3,173
Telecommunications licences	19	3,556	5,336	689
Goodwill	20	6,139	9,688	1,250
Other non-current assets	21	1,705	5,497	709
Deferred tax assets	26	844	918	118
Associated companies	22	1,846	2	—
Long-term deposits	23	79	416	54

Total non-current assets		34,397	46,448	5,993

Total assets		40,720	59,591	7,689

LIABILITIES
Current liabilities
Bank loans	24	12,281	7,677	991
Other loans	24	1,316	11	1
Notes and debentures	24	247	2	—
Other current liabilities	25	6,852	10,781	1,391

Total current liabilities		20,696	18,471	2,383

Non-current liabilities
Long-term loans	24	3,582	19,002	2,452
Deferred tax liabilities	26	148	963	124
Other long-term liabilities	27	1,428	1,333	172

Total non-current liabilities		5,158	21,298	2,748

Total liabilities		25,854	39,769	5,131

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	28	1,125	1,188	153
Reserves	29	12,705	14,982	1,934

		13,830	16,170	2,087
Minority interest	30	1,036	3,652	471

Total equity		14,866	19,822	2,558

Total equity and liabilities		40,720	59,591	7,689

Net current liabilities		14,373	5,328	687

Total assets less current liabilities		20,024	41,120	5,306

The accompanying notes are an integral part of the consolidated accounts.

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

FINANCIAL STATEMENT FOR 20-F	6/15/2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

			For the year ended 31 December
			2003	2004	2005	2005
	Note		HK$ millions (Restated)	HK$ millions (Restated)	HK$ millions	US$ millions (Note 37)
Cash flows from operating activities

Profit before taxation			346	479	636	83
Adjustments for:
- Interest income	12		(56)	(24)	(65)	(8)
- Interest and other finance costs	12		880	1,039	1,669	215
- Depreciation and amortisation	7		2,277	3,117	4,367	563
- Recognition of share based payments	8		—	6	109	14
- Share of results of associated companies	10		(842)	(338)	(86)	(11)
- Profit on disposal of investments and others	11		—	(1,300)	(71)	(9)
- Loss on disposal and impairment of fixed assets			29	144	7	1
- Write-off of customer acquisition and retention costs			234	150	99	13
- Changes in working capital
- Decrease / (increase) in stocks			(570)	143	(42)	(5)
- Increase in trade receivables, other receivables and prepayments, other non-current receivables and prepaid capacity and maintenance			(755)	(1,081)	(1,099)	(142)
- Increase in short-term receivables from related companies			—	(85)	(1)	—
- Increase in trade payables, accrued expenses and other payables, deferred revenue and receipt in advance			351	970	1,581	205
- (Decrease) / increase in short-term payable to related companies			(111)	(5)	85	11

Cash generated from continuing operations			1,783	3,215	7,189	930
Loss for the year from discontinued operations			(75)	(54)	(352)	(45)
- Adjustment for depreciation			40	33	16	2
- Loss on disposal of discontinued operations			—	—	336	43

Cash used in discontinued operations			(35)	(21)	—	—

Cash generated from operations			1,748	3,194	7,189	930
Interest received			56	24	65	8
Interest and other finance costs paid			(800)	(892)	(1,756)	(227)
Taxes paid			—	(82)	(221)	(29)

Net cash generated from operating activities			1,004	2,244	5,277	682

Cash flows from investing activities
Purchases of fixed assets			(5,573)	(5,138)	(4,046)	(522)
Purchases of telecommunications licences			(343)	(249)	—	—
Additions to customer acquisition and retention costs			(490)	(728)	(650)	(84)
Reduction / (addition) of long-term deposits			13	14	(337)	(43)
Prepayment for acquisition of subsidiary companies			—	—	(4,011)	(518)
Proceeds on disposal of fixed assets			63	34	16	2
Purchases of subsidiary companies, net of cash acquired	31	(a)	(89)	69	(926)	(119)
Purchase of associated companies			(63)	—	—	—
Increase in investment in subsidiary companies			—	—	(477)	(62)
Proceeds on disposal of subsidiary companies, net of cash disposed of	31	(b)	—	—	193	25
Proceeds on disposal of partial interest in a subsidiary company			—	1,578	476	61

Net cash used in investing activities			(6,482)	(4,420)	(9,762)	(1,260)

Cash flows from financing activities
Net cash flows from financing activities	31	(c)	4,026	3,802	4,568	590
Increase in amounts due from related companies			17	(1,513)	—	—
Equity contribution from minority shareholders			—	—	312	40
Dividend paid to minority shareholders of a subsidiary company			—	—	(70)	(9)
(Increase) / decrease in restricted cash			569	(4)	9	1

Net cash provided by financing activities			4,612	2,285	4,819	622

Increase in cash and cash equivalents			(866)	109	334	44
Cash and cash equivalents at beginning of the year			2,859	1,993	2,102	270

Cash and cash equivalents at end of the year			1,993	2,102	2,436	314

Analysis of net debt
Total cash and cash equivalents			1,993	2,102	2,436	314
Bank and other interest bearing borrowings	24, 30		12,972	17,430	26,692	3,444

Net debt			10,979	15,328	24,256	3,130

The accompanying notes are an integral part of the consolidated accounts.

FINANCIAL STATEMENT FOR 20-F	6/15/2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		For the year ended 31 December
		2003	2004	2005	2005
	Note	HK$ millions (Restated)	HK$ millions (Restated)	HK$ millions	US$ millions (Note 37)
Fair value changes arising from business combination	5	—	—	1,233	159
Currency translation differences		(248)	(73)	(467)	(60)
Actuarial (losses) / gains of defined benefit plans		37	(47)	47	6

Net (expense) / income recognised directly in equity		(211)	(120)	813	105

Profit / (loss) for the year		(172)	240	(150)	(18)

Total recognised income and expense for the year		(383)	120	663	87

Attributable to:
Equity holders of the Company		(444)	(73)	191	25
Minority interest		61	193	472	62

		(383)	120	663	87

		HK$ millions	HK$ millions	HK$ millions	US$ millions
Effect of change in accounting polices:
Equity holders of the Company		(134)	(116)	(138)	(18)
Minority interest		(47)	16	(44)	(6)

		(181)	(100)	(182)	(24)

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

1.	GENERAL INFORMATION

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Century Yard, Cricket Square, Hutchins Drive, PO Box 2681 GT, George Town, British West Indies. The Company is listed on both the Main Board of the Hong Kong Stock Exchange Limited (“SEHK”) and the New York Stock Exchange (“NYSE”) in the United States.

The Company and its subsidiary companies (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 9 March 2006.

2.	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “Revised HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The accounts have been prepared under the historical cost convention, as modified by the financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with Revised HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

As disclosed in 2004 annual accounts, with effect from 1 January 2004, the Group had elected to early adopt HKFRS 3 “Business Combinations”, HKAS 36 “Impairment of Assets” and HKAS 38 “Intangible Assets”. The effect of the adoption of the above Revised HKFRS had been disclosed in the 2004 annual accounts. In 2005, the Group adopted the new / revised standards of Revised HKFRS below, which are relevant to its operations. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events After the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 19 Amendment	Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investment in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings Per Share
HKAS 39	Financial Instruments: Recognition and Measurement
HKFRS 2	Share-based Payment
HKFRS 5	Non-current Assets held for Sale and Discontinued Operations
HKAS-Int 12	Scope of HKAS-Int 12 Consolidation – Special Purpose Entities

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (Continued)

The adoption of new / revised HKASs 1, 2, 7, 10, 16, 23, 24, 27, 28, 31, 33 and HKAS-Int 12 did not result in substantial changes to the Group’s accounting policies. In summary:

•	HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

•	HKASs 2, 7, 10, 16, 23, 27, 28, 31, 33 and HKAS-Int 12 had no material effect on the Group’s policies.

•	HKAS 24 has affected the identification of related parties and some other related-party disclosures.

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. As part of the process for adoption of Revised HKFRS and under the latest interpretation of Revised HKFRS, the Group has changed its policy with respect to the recognition and measurement of these telecommunications spectrum licences.

Previously licence fees payments made prior to commercial launch of services were recorded at cost and amortised from the date of first commercial launch over the remaining licence period. Upfront payments and fixed periodic payments made subsequent to the commercial launch of service were recognised in the profit and loss account on a straight-line basis over the period of the relevant licence. Variable periodic payments were recognised in the profit and loss account as incurred. Under the latest interpretation of HKAS 38, the right to use telecommunication spectrum represents a right to provide a service rather than a right to use a specified asset, and is therefore scoped out of HKAS 17 and accounted for as an intangible asset. In order to measure the intangible asset, HKAS 32 is applied for recognition of the obligation to pay for the licence as a contractual obligation to deliver cash and hence should be considered a financial liability and be initially measured at its fair value. Fixed annual fees to be paid over the licence periods are discounted which, together with certain other direct costs incurred prior to the date the asset is ready for its intended use, are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence. Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

In February 2005, the HKICPA issued HKAS 19 Amendment “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures” which is effective for accounting periods beginning on or after 1 January 2006. The HKAS 19 Amendment allows the option of recognising actuarial gains and losses in full in the year in which they occur, outside profit or loss, in the statement of recognised income and expense. With effect from 1 January 2005, the Group has early adopted HKAS 19 Amendment so as to fully reflect the actuarial gains and losses in the Group’s balance sheet and reserves as of 1 January 2005. The adoption of HKAS 19 Amendment represents a change in accounting policy for pension plans and has been applied retrospectively from the first year of application of Statement of Standard Accounting Practice (“SSAP”) 34 “Employee Benefits” in 1 January 2002. In prior years, cumulative unrecognised net actuarial gains and losses at the previous financial year end to the extent of the amount in excess of 10% of the greater of the present value of plan obligations and the fair value of plan assets at that date were recognised over the average remaining servicing lives of employees. In accordance with the transitional provisions of SSAP 34, transitional liabilities at 1 January 2002 were recognised as an expense on a straight-line basis over a period of less than five years from 1 January 2002.

The adoption of HKAS 21 has resulted in a change in the accounting policy relating to foreign currency translation. Goodwill and other fair value adjustment are translated at closing rate for acquisitions take place after 1 January 2005 and treated as part of the foreign operations’ assets and liabilities.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (Continued)

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. The Group did not meet the restrictive documentation, designation and effectiveness assessments required under HKAS 39 for its cross currency and interest rate swap contracts to qualify for hedge accounting. As a result, the changes in fair value of the currency and interest rate swap contracts are recognised in the profit and loss account.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the profit and loss account. Effective 1 January 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options granted after 7 November 2002 that had not yet vested on 1 January 2005 was expensed retrospectively in the profit and loss account of the respective periods.

The adoption of HKFRS 5 has resulted in a change in the accounting policy for non-current assets held for sale. The non-current assets held for sale were previously neither classified nor presented as current assets or liabilities. The adoption of HKFRS 5 does not impact the prior year financial statements other than a change in the presentation of the results and cash flows of discontinued operations.

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. All standards adopted by the Group require retrospective application other than:

•	HKAS 16 – the initial measurement of an item of fixed assets acquired in an exchange of assets transaction is accounted for at fair value prospectively;

•	HKAS 39 – does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis;

•	HKFRS 2 – only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005;

•	HKFRS 5 – prospectively from 1 January 2005 in accordance with the standard’s provisions; and

•	HKAS 21 - prospectively for translation of goodwill and other fair value adjustments arising from business combination subsequent to 1 January 2005 in accordance with the standard’s provisions.

The Company has re-assessed the correction of an amount of deferred tax assets relating to its subsidiaries in India under HKAS 8, which was previously recorded in the December 2004 financial statements and has concluded that a portion should be recorded in 2003 or earlier periods.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (Continued)

The effect of the aforementioned changes on profit or loss, earnings / (loss) per share, the opening balance of shareholders’ funds and various balance sheet items is summarised below:

(i)	Effect on the profit or loss and earnings / (loss) per share for the year ended 31 December 2003

	HKAS 19 Amendment		HKAS 21	HKAS 39	HKFRS 2		HKAS 17 and HKAS 32		HKAS 8		Total
	HK$ millions		HK$ millions	HK$ millions	HK$ millions		HK$ millions		HK$ millions		HK$ millions
Year ended 31 December 2003:
Decrease in staff costs		(5)	—	—		—		—		—		(5)
Increase in depreciation and amortisation		—	—	—		—		55		—		55
Decrease in other operating expenses		—	—	—		—		(26)		—		(26)
Decrease in share of results of associated companies		—	—	—		7		—		—		7
Increase in interest and other finance costs		—	—	—		—		80		—		80
Increase in deferred taxation charge		—	—	—		—		—		132		132

Increase / (decrease) in profit for the year		5	—	—		(7)		(109)		(132)		(243)

Attributable to:
Equity holders of the Company		4	—	—		(7)		(109)		(71)		(183)
Minority interest		1	—	—		—		—		(61)		(60)

		5	—	—		(7)		(109)		(132)		(243)

Earnings / (loss) per share – basic	HK$	0.00	—	—	HK$	(0.00)	HK$	(0.02)	HK$	(0.02)	HK$	(0.04)
Earnings / (loss) per share – diluted	HK$	0.00	—	—	HK$	(0.00)	HK$	(0.02)	HK$	(0.02)	HK$	(0.04)

(ii)	Effect on the profit or loss and earnings / (loss) per share for the year ended 31 December 2004

	HKAS 19 Amendment	HKAS 21	HKAS 39	HKFRS 2		HKAS 17 and HKAS 32		HKAS 8		Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions		HK$ millions		HK$ millions		HK$ millions
Year ended 31 December 2004:
Increase in staff costs	—	—	—		6		—		—		6
Increase in depreciation and amortisation	—	—	—		—		91		—		91
Decrease in other operating expenses	—	—	—		—		(93)		—		(93)
Decrease in share of results of associated companies	—	—	—		15		—		—		15
Increase in interest and other finance costs	—	—	—		—		147		—		147
Decrease in deferred taxation charge	—	—	—		—		—		(90)		(90)

Increase / (decrease) in profit for the year	—	—	—		(21)		(145)		90		(76)

Attributable to:
Equity holders of the Company	—	—	—		(18)		(130)		46		(102)
Minority interest	—	—	—		(3)		(15)		44		26

	—	—	—		(21)		(145)		90		(76)

Earnings / (loss) per share – basic	—	—	—	HK$	(0.00)	HK$	(0.03)	HK$	0.01	HK$	(0.02)
Earnings / (loss) per share – diluted	—	—	—	HK$	(0.00)	HK$	(0.03)	HK$	0.01	HK$	(0.02)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a) Basis of preparation (Continued)

(iii) Effect on the profit or loss and earnings / (loss) per share for the year ended 31 December 2005

	HKAS 19 Amendment	HKAS 21	HKAS 39		HKFRS 2		HKAS 17 and HKAS 32		HKAS 8	Total
	HK$ millions	HK$ millions	HK$ millions		HK$ millions		HK$ millions		HK$ millions	HK$ millions
Year ended 31 December 2005:
Increase in staff costs	—	—		—		109		—	—		109
Increase in depreciation and amortisation	—	—		—		—		67	—		67
Decrease in other operating expenses	—	—		—		—		(131)	—		(131)
Decrease in share of results of associated companies	—	—		—		6		—	—		6
Increase / (decrease) in interest and other finance costs	—	—		(9)		—		148	—		139
Increase in deferred taxation charge	—	—		2		—		—	—		2

Decrease / (increase) in loss for the year	—	—		7		(115)		(84)	—		(192)

Attributable to:
Equity holders of the Company	—	—		5		(90)		(69)	—		(154)
Minority interest	—	—		2		(25)		(15)	—		(38)

	—	—		7		(115)		(84)	—		(192)

Earnings / (loss) per share – basic	—	—	HK$	0.00	HK$	(0.02)	HK$	(0.01)	—	HK$	(0.03)
Earnings / (loss) per share – diluted	—	—	HK$	0.00	HK$	(0.02)	HK$	(0.01)	—	HK$	(0.03)

(iv) Cumulative effect on various balance sheet items and shareholders’ funds as at 31 December 2004

	HKAS 19 Amendment	HKAS 21	HKAS 39	HKFRS 2	HKAS 17 and HKAS 32	HKAS 8	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Net assets:
Increase in telecommunications licences	—	—	—	—	922	—	922
Increase in other current liabilities	(82)	—	—	—	(108)	—	(190)
Increase in other long-term liabilities	—	—	—	—	(1,221)	—	(1,221)

	(82)	—	—	—	(407)	—	(489)

Shareholders’ funds:
Cumulative impact of changes in accounting policies as at 1 January 2004	(31)	—	—	—	(262)	(48)	(341)
Impact of changes in accounting policies on the year ended 31 December 2004
Profit attributable to shareholders	—	—	—	(18)	(130)	46	(102)
Exchange reserve	—	—	—	—	—	2	2
Other reserves and accumulated losses	(34)	—	—	18	—	—	(16)

Cumulative impact of changes in accounting policies as at 31 December 2004	(65)	—	—	—	(392)	—	(457)
Minority interest:
Cumulative impact of changes in accounting policies as at 31 December 2004	(17)	—	—	—	(15)	—	(32)

Total equity:
Cumulative impact of changes in accounting policies as at 31 December 2004	(82)	—	—	—	(407)	—	(489)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(a)	Basis of preparation (Continued)

(v)	Cumulative effect on various balance sheet items and shareholders’ funds as at 31 December 2005

	HKAS 19 Amendment	HKAS21	HKAS 39	HKFRS 2	HKAS 17 and HKAS 32	HKAS 8	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Net assets:
Increase in other current assets	—	—	9	—	—	—	9
Increase in telecommunications licences	—	—	—	—	823	—	823
Decrease in goodwill	—	(154)	—	—	—	—	(154)
Decrease in bank loans	—	—	72	—	—	—	72
Increase in other current liabilities	(35)	—	(116)	—	(117)	—	(268)
Decrease in long-term loans	—	—	26	—	—	—	26
Increase in other long-term liabilities	—	—	—	—	(1,179)	—	(1,179)

	(35)	(154)	(9)	—	(473)	—	(671)

Shareholders’ funds:
Cumulative impact of changes in accounting policies as at 31 December 2004	(65)	—	—	—	(392)	—	(457)
Changes in accounting policy in respect of financial instruments	—	—	20	—	—	—	20

Cumulative impact of changes in accounting policies as at 1 January 2005	(65)	—	20	—	(392)	—	(437)
Profit attributable to shareholders	—	—	5	(90)	(69)	—	(154)
Exchange reserve	—	(154)	—	—	18	—	(136)
Other reserves and accumulated losses	42	—	—	90	—	—	132

Cumulative impact of changes in accounting policies as at 31 December 2005	(23)	(154)	25	—	(443)	—	(595)

Minority interest:
Cumulative impact of changes in accounting policies as at 31 December 2005	(12)	—	(34)	—	(30)	—	(76)

Total equity:
Cumulative impact of changes in accounting policies as at 31 December 2005	(35)	(154)	(9)	—	(473)	—	(671)

No early adoption of the following new standards and interpretations that have been issued but not effective for the year ended 31 December 2005:

HKFRS 6	Exploration for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 4	Determining whether an arrangement contains a lease
HKFRS-Int 5	Right to interests arising from decommissioning, restoration and environment rehabilitation
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

The adoption of these new HKFRS is not expected to result in substantial changes to the Group’s accounting policies.

At 31 December 2005, the Group had net current liabilities of HK$5,328 million. Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(b)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiary companies and also incorporate the Group’s interest in associated companies on the basis set out in Note 2(e) below. Results of subsidiary and associated companies acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiary companies by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary company acquired, the difference is recognised directly in the profit and loss account.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiary companies and associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Subsidiary companies

A company is a subsidiary company if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiary companies are accounted for as described in Note 2(b) above. In the unconsolidated accounts of the Company, investments in subsidiary companies are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiary companies as at 31 December 2005 are set forth on page 40.

(d)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiary companies attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiary companies, are presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary company, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary company subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(e)	Associated companies

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(f)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunication Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently have accounted for BCC as a subsidiary company of the Group. The Group has recognised in its financial statements the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and its share of income, if any, from the BCC.

(g)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(h)	Fixed assets

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

Buildings	20-50 years
Telecommunications and network equipment	10-35 years
Motor vehicles	4- 5 years
Office furniture & equipment and computer equipment	3 -7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India and concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005 (See Note 4(a)(i) for details).

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit and loss account during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

(i)	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated profit and loss account. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated profit and loss account on a straight-line basis.

(j)	Telecommunications licences

The Group owns the rights to use and operate specified spectrums in some jurisdictions over a certain period of time through annual minimum fees plus a variable portion depending on the future revenues from the services. Licence fees payments, the discounted value of the fixed annual fees to be paid over the licence period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalised. Capitalised licence fees are amortised from the date the asset is ready for its intended use until the expiration of the licence.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary company or associated company at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which they operate.

(l)	Other non-current assets

(i)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers pursuant to a contract with early termination penalties are capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 12 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns. As of 31 December 2005, this policy is only applicable to the Group’s telecommunications companies in Hong Kong.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(ii)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	9 years

(m)	Asset impairment

Assets that have an indefinite useful life are not subject to amortisation, and are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(n)	Investments

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are expected to be realised within 12 months of the balance sheet date.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are included in the profit and loss account in the period in which they arise.

The Group assesses at each balance sheet date whether there is objective evidence that financial assets, loans, receivables, or a group of financial assets is impaired.

(o)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(p)	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

(q)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expense.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(r)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account.

(s)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t)	Provisions

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(u)	Deferred taxation

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

Deferred taxation is provided on temporary differences arising on investments in subsidiary company and associated companies, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(v)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(w)	Contingent liabilities

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

(x)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the profit and loss account in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(x)	Employee benefits (Continued)

(iii)	Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(y)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(z)	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

(aa)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ab)	Dilution of interest in subsidiary companies or associated companies

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary company or associated company, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ac)	Increase in proportionate share of subsidiary companies

The increase in the Group’s proportionate share of the underlying equity of a subsidiary company is accounted for using the carrying value of the subsidiary company’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary company and the increase in the share of the carrying values of the subsidiary company’s assets and liabilities is recognised as goodwill or negative goodwill in accordance with note 2(b) above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

3.	FINANCIAL RISK MANAGEMENT

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

The Group enters into forward exchange contracts when it is deemed appropriate to manage its foreign currency exposures. Foreign currency swap agreements are used to manage exchange rate exposures mainly relating to certain debt instruments denominated in foreign currency. Foreign currency denominated borrowings are translated at the contracted swap rates where the Group has entered into currency swap arrangements.

The Group manages its fair value and interest rate risks by entering into interest rate swaps to manage the fixed and floating interest rate mix of the Group’s total debt portfolio and reduce the impact of fluctuating interest rates on its short-term and long-term debts. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

(b)	Accounting for derivative financial instruments and hedging activities

Derivatives that do not qualify for hedge accounting under HKAS 39 are accounted for with the changes in fair value being recognised in the profit and loss account. In prior years, the Group recorded derivative financial instruments at cost. The gains and losses on derivative financial instruments are included in the profit and loss account to match the underlying hedged transactions where relevant.

The Group’s borrowings and debt instruments are initially measured at fair value, net of transaction costs, and are subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings and debt instruments is recognised over the period of the borrowings using effective interest method. In prior years, borrowings and debt instruments were stated at the nominal principal balance and the initial transaction costs incurred were capitalised and included under other non-current assets.

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The carrying amounts of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

4.	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 3, 20, 27(b) and 28 contain information about the assumption and their risk factors relating to financial instruments, goodwill impairment, defined benefits obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in the mobile and fixed-line telecommunications and network equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India, through careful consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, the Directors carefully considered the historical experience with similar assets in determining the estimated useful life, as well as taking into account anticipated technological or other changes. As a result of this reassessment, the Directors concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005. The effect of this change in accounting estimate is to decrease the depreciation charge for the year ended 31 December 2005 by HK$360 million, to increase the deferred tax charge for the year ended 31 December 2005 by HK$248 million, and to decrease the loss attributable to equity holders of the Company for the year ended 31 December 2005 by HK$60 million. For the years ended 31 December 2006 and 2007, annual depreciation expense of these network assets will be decreased by HK$343 million and HK$298 million respectively

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

4.	CRITICAL ACCOUNTING ESTIMATE AND JUDGEMENTS (CONTINUED)

(b)	Critical judgements in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. The assumptions regarding future profitability and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2005, we had recognised HK$918 million (2004 - HK$844 million) in deferred tax assets.

5.	BUSINESS COMBINATIONS

(a)	Deemed acquisition of Partner Communications Company Limited (“Partner”)

On 20 April 2005, the Group’s shareholding in Partner increased from 42.9% to 52.2% following the completion of a buyback of shares by Partner from certain of its shareholders (“Partner’s Share Buyback”). The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner and resulted in the consolidation of Partner as a subsidiary company for the first time.

HK$ millions
Details of net assets acquired and goodwill are as follows:

Purchase consideration	—
Investment held prior to the deemed acquisition	1,757
Fair value changes arising from business combination	1,233

2,990
Fair value of net assets acquired – shown as below	2,105

Goodwill (Note 20)	885

Partner contributed turnover of HK$6,612 million and profit for the year of HK$275 million to the Group for the period from 20 April 2005 to 31 December 2005.

The following pro forma results of the Group have been prepared assuming the Partner’s Share Buyback has taken place on 1 January 2004 and are for information purposes only and do not purport to be indicative of future operating results:

	2004			2005
	HK$ millions			HK$ millions
Turnover from continuing operations		22,868		26,494
Profit for the year from continuing operations		747		317
Profit / (loss) attributable to equity holders of the Company – Continuing operations		98		(398)
Earnings / (loss) per share from continuing operations attributable to the equity holders of the Company – basic and diluted	HK$	0.02	HK$	(0.09)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

5.	BUSINESS COMBINATIONS (CONTINUED)

(a)	Deemed acquisition of Partner Communications Company Limited (“Partner”) (Continued)

The assets and liabilities arising from the deemed acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	3,402	3,402
Telecommunications licence	2,402	2,402
Other non-current assets – other receivables	280	280
Other non-current assets – brand name and customer base	4,088	—
Deferred tax assets	—	523
Cash and cash equivalents	8	8
Stocks	168	168
Trade and other receivables	1,290	1,290
Trade and other payables	(1,566)	(1,566)
Bank loans	(3,436)	(3,326)
Other long-term liabilities	(58)	(58)
Deferred tax liabilities	(581)	—

Net assets	5,997	3,123

Additional bank loan drawdown for Partner’s Share Buyback	(1,964)
Minority interest	(1,928)

Net assets acquired	2,105

The increase in the Group’s share of Partner’s net assets at fair value, which is attributable to the pre-existing 42.9% shareholding, amounting to HK$1,233 million, has been credited to the revaluation reserve (Note 29).

The excess of the Group’s share of the consideration of the Partner’s Share Buyback over the additional 9.3% shareholding deemed acquired, amounting to HK$468 million, has been recognised as goodwill. Goodwill arising from the acquisition of Partner in prior years, amounting to HK$417 million, has been transferred from carrying value of associated companies to goodwill, increasing the goodwill on acquisition of Partner to HK$885 million. This goodwill is attributable to the high profitability of the acquired business.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

5.	BUSINESS COMBINATIONS (CONTINUED)

(b)	Acquisition of PT. Cyber Access Communications, subsequently renamed PT. Hutchison CP Telecommunications (“HCPT”)

On 27 July 2005, the Group acquired 60% of the issued share capital of HCPT, a mobile operator in Indonesia that holds a combined nationwide 2G and 3G mobile telecommunications licence, for a cash consideration of approximately US$120 million (approximately HK$934 million). HCPT has no turnover for the period and contributed loss for the period of HK$5 million to the Group for the period from 27 July 2005 to 31 December 2005. Had the acquisition occurred on 1 January 2005, the Group’s profit for the year from continuing operations would have been HK$178 million.

HK$ millions
Details of net liabilities acquired and goodwill are as follows:
Purchase consideration (cash paid)	934
Fair value of net liabilities acquired – shown as below	(3)

Goodwill (Note 20)	937

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	2	2
Trade and other receivables	13	13
Trade and other payables	(9)	(9)
Bank loans	(9)	(9)
Loan from minority shareholders	(2)	(2)

Net liabilities	(5)	(5)

Minority interest	2

Net liabilities acquired	(3)

The goodwill is attributable to the premium paid for acceleration into the Indonesia market. Goodwill arising from the acquisition has been determined based on the preliminary values assigned to the acquiree’s assets and liabilities, and will be finalised upon completion of management’s assessment in early 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

6.	TURNOVER

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Mobile telecommunications services	7,972	11,743	20,986
Mobile telecommunications products	445	401	651
Fixed-line telecommunications services	1,628	1,870	2,204
Other non-telecommunications businesses	—	831	515

	10,045	14,845	24,356

7.	SEGMENT INFORMATION

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. Management of the Group measures the performance of its segments based upon operating profit.

The segment information on turnover, operating profit, depreciation and amortisation and capital expenditures from continuing operations are as follows:

	Turnover			Operating profit*
	2003	2004	2005	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	3,485	3,714	3,837	610	(524)	(420)
Fixed-line telecommunications	1,628	1,870	2,204	231	194	78
India	4,497	7,093	9,996	670	1,344	2,440
Israel	—	—	6,612	—	—	832
Thailand	355	1,219	1,045	(1,143)	(1,079)	(544)
Others (Note a)	80	949	662	(40)	(79)	(303)

	10,045	14,845	24,356	328	(144)	2,083

	Depreciation and amortisation			Capital expenditures
	2003	2004	2005	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Company and subsidiary companies
Hong Kong and Macau
Mobile telecommunications	565	886	1,189	1,280	557	415
Fixed-line telecommunications	437	476	618	1,257	704	425
India	872	857	797	1,617	2,463	2,744
Israel	—	—	1,149	—	—	531
Thailand	360	846	529	1,344	876	282
Others (Note a)	43	52	85	20	58	321

	2,277	3,117	4,367	5,518	4,658	4,718

*	Operating profit of the Company and subsidiary companies and before disposal of investments and others.

Note:

(a)	“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate. “Others” in the prior year was comprised of Sri Lanka, Ghana, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

7.	SEGMENT INFORMATION (CONTINUED)

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Other segment items included in the profit and loss account are as follows:

Impairment loss on fixed assets
Hong Kong and Macau - Mobile telecommunications	—	142	—

Write-off of customer acquisition and retention costs
Hong Kong and Macau - Mobile telecommunications	—	67	26
Thailand	234	83	73

	234	150	99

Provision for trade receivables
Hong Kong and Macau
Mobile telecommunications	45	(2)	3
Fixed-line telecommunications	12	61	31
India	100	67	242
Israel	—	—	2
Thailand	240	22	3
Others (Note a)	—	5	—

	397	153	281

	2004	2005
	HK$ millions	HK$ millions
Segment information on balance sheet items are as follows:
Segment assets
Current assets
Hong Kong and Macau
Mobile telecommunications	1,911	1,101
Fixed-line telecommunications	587	669
India	2,198	6,880
Israel	—	1,889
Thailand	1,072	889
Others (Note b)	555	1,715

	6,323	13,143

Fixed assets
Hong Kong and Macau
Mobile telecommunications	4,289	3,982
Fixed-line telecommunications	6,324	6,347
India	5,792	7,674
Israel	—	2,989
Thailand	3,384	3,084
Others (Note b)	439	515

	20,228	24,591

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

7.	SEGMENT INFORMATION (CONTINUED)

	2004	2005
	HK$ millions	HK$ millions
Segment assets (Continued)
Telecommunications licence
Hong Kong and Macau - Mobile telecommunications	571	523
India	1,669	1,495
Israel	—	2,154
Thailand	1,200	1,066
Others (Note b)	116	98

	3,556	5,336

Goodwill
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications	33	2,385
India	4,255	3,782
Israel	—	870
Others (Note b)	386	1,186

	6,139	9,688

Other non-current assets
Hong Kong and Macau
Mobile telecommunications	235	260
Fixed-line telecommunications	1,239	1,384
India	10	—
Israel	—	3,844
Thailand	199	—
Others (Note b)	22	9

	1,705	5,497

Deferred tax assets
Hong Kong and Macau - Mobile telecommunications	373	368
India	374	532
Thailand	97	18

	844	918

Associated companies
Hong Kong and Macau - Mobile telecommunications	3	2
Others (Note b)	1,843	—

	1,846	2

Long-term deposits
Hong Kong and Macau – Mobile telecommunications	79	416

Total assets
Hong Kong and Macau
Mobile telecommunications	8,926	8,117
Fixed-line telecommunications	8,183	10,785
India	14,298	20,363
Israel	—	11,746
Thailand	5,952	5,057
Others (Note b)	3,361	3,523

	40,720	59,591

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

7.	SEGMENT INFORMATION (CONTINUED)

	2004	2005
	HK$ millions	HK$ millions
Segment liabilities
Current liabilities
Hong Kong and Macau
Mobile telecommunications	5,748	1,714
Fixed-line telecommunications	881	983
India	7,274	6,725
Israel	—	1,592
Thailand	5,054	6,541
Others (Note b)	1,739	916

	20,696	18,471

Long-term loans
Hong Kong and Macau
Mobile telecommunications	—	4,128
Fixed-line telecommunications	13	262
India	652	4,057
Israel	—	4,483
Thailand	2,900	1,488
Others (Note b)	17	4,584

	3,582	19,002

Deferred tax liabilities
India	—	91
Israel	—	680
Thailand	148	190
Others (Note b)	—	2

	148	963

Other long-term liabilities
Hong Kong and Macau
Mobile telecommunications	583	544
Fixed-line telecommunications	25	—
Israel	—	59
Thailand	734	686
Others (Note b)	86	44

	1,428	1,333

Total liabilities
Hong Kong and Macau
Mobile telecommunications	6,331	6,386
Fixed-line telecommunications	919	1,245
India	7,926	10,873
Israel	—	6,814
Thailand	8,836	8,905
Others (Note b)	1,842	5,546

	25,854	39,769

Note (b):	“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate. “Others” in the prior year was comprised of Sri Lanka, Paraguay, Ghana, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore and Corporate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

8.	STAFF COSTS

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Wages and salaries, including termination benefits of HK$72 million (2004 - HK$89 million; 2003 – nil)	998	1,519	2,189
Pension costs – defined benefits plans (Note 27(b)(i))	48	36	(18)
Pension costs – defined contribution plans (Note 27(b)(ii))	15	25	39
Share options granted to directors and employees, excluding associated tax benefits of HK$36 million (2004 – HK$1 million; 2003 – nil)	—	6	109

	1,061	1,586	2,319

(a)	Directors’ emoluments

Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contribution	Share-based payments	2004 Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.28	—	—	—	—	0.28
CHOW WOO Mo Fong, Susan	0.28	—	—	—	—	0.28
Frank John SIXT	0.27	—	—	—	—	0.27
Dennis Pok Man LUI	0.21	3.63	8.60	0.26	—	12.70
Tim Lincoln PENNINGTON	0.21	2.52	1.38	0.40	—	4.51
CHAN Ting Yu	0.21	2.95	2.04	0.19	—	5.39
KWAN Kai Cheong	0.19	—	—	—	—	0.19
John W. STANTON	0.19	—	—	—	—	0.19
Kevin WESTLEY	0.19	—	—	—	—	0.19

	2.03	9.10	12.02	0.85	—	24.00

Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contribution	Share-based payments	2005 Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.39	—	—	—	—	0.39
Dennis Pok Man LUI	0.27	3.52	10.00	0.27	9.40	23.46
Tim Lincoln PENNINGTON	0.27	3.47	2.48	0.56	3.48	10.26
Frank John SIXT	0.31	—	—	—	—	0.31
Naguib SAWIRIS (a)	0.01	—	—	—	—	0.01
Aldo MAREUSE (a)	0.01	—	—	—	—	0.01
KWAN Kai Cheong	0.63	—	—	—	—	0.63
John W. STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.63	—	—	—	—	0.63
CHOW WOO Mo Fong, Susan (b)	0.31	—	—	—	—	0.31
CHAN Ting Yu (c)	0.26	2.85	2.45	0.20	3.48	9.24
WOO Chiu Man, Cliff (d)	0.22	2.19	2.16	0.14	2.44	7.15
NARDI, Kar Wai Agnes (e)	0.10	2.85	2.00	0.19	2.78	7.92

	3.96	14.88	19.09	1.36	21.58	60.87

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

8.	STAFF COSTS (CONTINUED)

(a)	Directors’ emoluments (Continued)

Notes:

(a)	Appointed as director of the Company on 21 December 2005.

(b)	Resigned as director of the Company and was appointed as alternate director of Mr. Fok Kin-ning, Canning on 21 December 2005.

(c)	Resigned as director of the Company and was appointed as alternate director of Mr. Dennis Pok Man Lui on 21 December 2005.

(d)	Appointed as director of the Company on 8 March 2005; resigned as director of the Company and was appointed as alternate director of Mr. Tim Lincoln Pennington on 21 December 2005.

(e)	Appointed as director of the Company on 4 August 2005; resigned as director of the Company and was appointed as alternate director of Mr. Frank John Sixt on 21 December 2005.

No emoluments have been paid to directors of the Company for the year ended 31 December 2003 as the Company was incorporated on 17 March 2004 and no director was appointed prior to the date of incorporation.

No emoluments were paid to any directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2004 and 2005.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest for the year ended 31 December 2005 were two (2004 – two) directors of the Company, no executive of the Company (2004 – one) and three (2004 – two) directors of certain subsidiary companies of the Company. The aggregate remunerations paid to these highest paid individuals, who are non-directors of the Company, are as follows:

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Basic salaries, allowances and benefits-in-kind	7	9	8
Bonuses	11	8	11
Provident fund contributions	1	1	1
Share options granted to employees	—	—	13

	19	18	33

The emoluments of the above mentioned three (2004 – three) individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2003	2004	2005
	Number of individual	Number of individual	Number of individual
Emolument bands
HK$5,000,001 — HK$5,500,000	1	1	—
HK$6,000,001 — HK$6,500,000	1	1	—
HK$7,000,001 — HK$7,500,000	1	1	—
HK$9,500,001 — HK$10,000,000	—	—	1
HK$10,500,001 — HK$11,000,000	—	—	1
HK$12,500,001 — HK$13,000,000	—	—	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2004 and 2005.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

9.	OTHER OPERATING EXPENSES

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Cost of services provided	3,612	4,989	8,673
General administrative and distribution costs	956	1,857	2,087
Impairment loss on fixed assets	—	142	—
Loss on disposal of fixed assets	29	2	7
Write-off of customer acquisition and retention costs	234	150	99
Operating leases in respect of
Buildings	516	540	729
Hire of plant and machinery	399	453	458
Auditors’ remuneration	6	20	34
Provision for trade receivables	397	153	281
Exchange (gain) / loss	(42)	(79)	18
Others	(252)	686	870

	5,855	8,913	13,256

10.	SHARE OF RESULTS OF ASSOCIATED COMPANIES

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Share of profits less losses of associated companies	584	738	173
Share of interest and other finance costs of associated companies	(226)	(186)	(40)
Share of taxation credit/(charge) of associated companies	484	(214)	(47)

	842	338	86

11.	PROFIT ON DISPOSAL OF INVESTMENTS AND OTHERS

			2003	2004	2005
	Note		HK$ millions	HK$ millions	HK$ millions
Net profit on partial disposal of subsidiary companies	(a	)	—	1,300	44
Negative goodwill on additional equity interests in a subsidiary company acquired	(b	)	—	—	27

			—	1,300	71

(a)	During the year ended 31 December 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a gain on partial disposal of a subsidiary company of approximately HK$1,300 million.

On 30 June 2005, Essar Teleholdings Limited (“ETH”, a shareholder of Hutchison Essar Limited (“Hutchison Essar”, a subsidiary company of the Company)), exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price to equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited, both are subsidiary companies of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary company of approximately HK$49 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

11.	PROFIT ON DISPOSAL OF INVESTMENTS AND OTHERS (CONTINUED)

(a)	(Continued)

During the year ended 31 December 2005, the Group’s shareholding in Partner since the deemed acquisition date resulting from Partner’s share buyback was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary company of approximately HK$5 million.

(b)	In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of Hutchison Essar. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of Hutchison Essar comprising approximately 3.16% of the issued share capital of Hutchison Essar previously owned by Max Telecom Ventures Limited, a shareholder of Hutchison Essar. In this connection, the fair value of the 0.57% equity interest in Hutchison Essar, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in Hutchison Essar, amounted to approximately HK$27 million is recognised directly in the consolidated profit and loss account for the year ended 31 December 2005.

12.	INTEREST AND OTHER FINANCE COSTS, NET

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Interest and other finance costs
Bank loans and overdrafts	373	393	911
Other loans repayable within 5 years	82	71	37
Other loans not wholly repayable within 5 years	1	1	1
Obligations under finance leases	—	—	3
Notes and debentures repayable within 5 years	79	58	3
Notes and debentures not wholly repayable within 5 years	—	—	359
Amounts due to related companies	208	178	92
Accretion on licence fees liabilities	80	147	149
Guarantee and other finance fees	211	219	206

	1,034	1,067	1,761
Less: interest capitalised in respect of construction of fixed assets	(154)	(28)	(5)

	880	1,039	1,756
Fair value gain on derivative instruments:
Currency swap	—	—	(4)
Cross-currency interest rate swap	—	—	(5)
Forward foreign exchange contracts	—	—	(78)

	880	1,039	1,669
Interest income	(56)	(24)	(65)

Interest and other finance costs, net	824	1,015	1,604

Guarantee and other finance fees included fees paid to related companies, comprised of subsidiary companies of HWL, amounting to approximately HK$142 million for the year ended 31 December 2005 (2004 - HK$152 million; 2003 – HK$126 million).

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 2.2% to 4.6% (2004 – 1.9% to 6.6%; 2003 – 1.9% to 5.4%).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

13.	TAXATION

	Year ended 31 December 2003			Year ended 31 December 2004			Year ended 31 December 2005
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million	HK$ million
Hong Kong	—	88	88	4	102	106	31	6	37
Outside Hong Kong	22	333	355	101	(22)	79	198	199	397

	22	421	443	105	80	185	229	205	434

Hong Kong profits tax has been provided for at the rate of 17.5% (2004 — 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses.

The differences between the Group’s expected tax charge / (credit) at respective applicable tax rate and the Group’s tax charge for the years were as follows:

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	19	(146)	1,143
Income not subject to taxation	(14)	(202)	(803)
Expenses not deductible for taxation purposes	61	156	126
Recognition of previously unrecognised tax losses of subsidiary companies	(30)	(268)	(729)
Under provision in prior years	4	2	22
Tax losses not recognised	450	643	673
Effect of change in tax rate	(47)	—	2

Total taxation charge	443	185	434

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiary companies in respective countries.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

14.	LOSS FROM DISCONTINUED OPERATIONS

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary company of Mexico’s América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was completed in July 2005. In this connection, the Group’s mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”. An analysis of the result of the discontinued operations, and the loss on disposal of discontinued operations is as follows:

	Year ended 31 December 2003	Year ended 31 December 2004	Period ended 14 July 2005
	HK$ millions	HK$ millions	HK$ millions
Turnover	59	115	60
Cost of inventories sold	(23)	(27)	(11)
Staff costs	(15)	(17)	(9)
Depreciation and amortisation	(40)	(33)	(16)
Other operating expenses	(56)	(92)	(40)
Taxation charge	—	—	—

Loss of discontinued operations	(75)	(54)	(16)
Loss on disposal of discontinued operations	—	—	(336)

Loss from discontinued operations	(75)	(54)	(352)

Cash flows from operating activities	(35)	(21)	—
Cash flows from investing activities	(28)	(19)	190

Total cash flows	(63)	(40)	190

15.	DIVIDENDS

The Company did not declare any dividends for the years ended 31 December 2003, 2004 and 2005.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 31 December 2005, the Group had consolidated accumulated losses of HK$7,114 million, representing accumulated losses in a majority of the Company’s subsidiary companies. In relation to the HK$9 billion credit facility with a group of international banks (Note 24), the Company is restricted in its ability to pay dividends. As at 31 December 2005, HK$4,858 million was outstanding under this facility.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

16.	EARNINGS / (LOSS) PER SHARE

Basic

Basic earnings / (loss) per share is calculated by dividing the profit / (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2003	2004	2005
Weighted average number of shares in issue	4,500,000,000	4,500,000,000	4,602,460,429

Profit / (loss) from continuing operations attributable to the equity holders of the Company (HK$ million)	(321)	24	(416)

Basic earnings / (loss) per share from continuing operations (HK$ per share)	(0.07)	0.01	(0.09)

Loss from discontinued operations attributable to the equity holders of the Company (HK$ million)	(75)	(54)	(352)

Basic loss per share from discontinued operations (HK$ per share)	(0.02)	(0.01)	(0.08)

Diluted

Diluted earnings / (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options, the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

There were no potential ordinary shares as at 31 December 2003 and 2004. The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005.

17.	CURRENT ASSETS

			2004	2005
	Note		HK$ millions	HK$ millions
Stocks			485	688
Trade receivables, net of provision for impairment	(a	)	1,719	3,265
Other receivables and prepayments	(b	)	1,922	6,658
Receivables from related companies	(c	)	85	86
Derivative financial assets	(d	)	—	9

Other current assets			4,211	10,706
Cash and cash equivalents			2,102	2,436
Restricted cash			10	1

			6,323	13,143

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

17.	CURRENT ASSETS (CONTINUED)

(a)	Trade receivables, net of provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	2004	2005
	HK$ millions	HK$ millions
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	1,092	2,442
31-60 days	251	347
61-90 days	115	161
Over 90 days	261	315

	1,719	3,265

Analysis of provision for trade receivables is as follows:

	2004	2005
	HK$ millions	HK$ millions
At beginning of year	486	639
Relating to subsidiary companies acquired	—	158
Charge to the operating expense	153	281
Write-off during the year	(5)	(237)
Exchange translation differences	5	(19)

At end of year	639	822

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognised a loss of HK$281 million (2004 - HK$153 million) for the provision of its trade receivables during the year ended 31 December 2005. The loss has been included in other operating expenses in the consolidated profit and loss account.

(b)	Included in other receivables and prepayments as at 31 December 2005 are the purchase consideration for acquisition of BPL Mobile Cellular Limited, BPL Mobile Communications Limited and Essar Spacetel Limited of approximately HK$4,011 million (US$518 million). The acquisition of BPL Mobile Cellular Limited was completed on 2 January 2006 (Note 36(a)).

(c)	The receivables from related companies as at 31 December 2004 and 2005, comprised of balances with subsidiary companies of HWL, are unsecured, interest free and have no fixed terms of repayment.

(d)	Derivative financial assets

	2004	2005
	HK$ millions	HK$ millions
Forward foreign exchange contract	—	8
Cross currency interest rate swap	—	1

	—	9

The Group has entered into a currency and interest rate swap arrangement with a bank to swap floating US dollar borrowings of US$80 million or approximately HK$623 million of floating rate at LIBOR + 0.4% per annum (2004 – US$80 million or approximately HK$623 million of floating rate at LIBOR + 0.4%) into fixed rate Indian Rupees borrowings of INR3,658 million at 4.3% per annum (2004 – INR3,658 million at 4.3% per annum) to match currency and interest rate exposure of the underlying business.

As at 31 December 2005, the fair value of forward foreign exchange contract and cross currency interest rate swap are approximately HK$8 million and HK$1 million respectively.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

18.	FIXED ASSETS

The movement of fixed assets for year ended 31 December 2004 is as follows:

	Buildings	Telecom- munications and network equipment	Construction in progress	Other assets	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Cost
At 1 January 2004	142	19,263	2,341	4,352	26,098
Additions – continuing operations	7	2,903	1,222	526	4,658
Additions – discontinued operations	—	10	—	9	19
Disposals	(19)	(59)	(3)	(424)	(505)
Relating to subsidiary companies acquired (Note 31(a))	45	28	—	11	84
Transfer from other assets	—	23	13	77	113
Transfer between categories	—	2,579	(2,319)	(260)	—
Exchange translation differences	16	152	3	61	232

At 31 December 2004	191	24,899	1,257	4,352	30,699

Accumulated depreciation and impairment losses
At 1 January 2004	20	6,172	—	2,209	8,401
Charge for the year from continuing operations	12	1,663	—	614	2,289
Charge for the year from discontinued operations	—	25	—	8	33
Disposals	(13)	(48)	—	(408)	(469)
Impairment	—	126	—	16	142
Exchange translation differences	8	20	—	47	75

At 31 December 2004	27	7,958	—	2,486	10,471

Net book value
At 31 December 2004	164	16,941	1,257	1,866	20,228

The movement of fixed assets for year ended 31 December 2005 is as follows:

	Buildings	Telecom- munications and network equipment	Construction in progress	Other assets	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Cost
At 1 January 2005	191	24,899	1,257	4,352	30,699
Additions – continuing operations	—	1,147	3,116	455	4,718
Additions – discontinued operations	—	10	8	2	20
Disposals	—	(625)	(1)	(94)	(720)
Relating to subsidiary companies acquired (Notes 5 and 31(a))	16	6,971	—	1,771	8,758
Relating to subsidiary companies disposed of	—	(253)	(13)	(45)	(311)
Transfer to other assets	—	(90)	(1)	(23)	(114)
Transfer between categories	6	2,987	(3,042)	49	—
Exchange translation differences	(3)	(686)	(24)	(152)	(865)

At 31 December 2005	210	34,360	1,300	6,315	42,185

Accumulated depreciation and impairment losses
At 1 January 2005	27	7,958	—	2,486	10,471
Charge for the year from continuing operations	6	2,303	—	753	3,062
Charge for the year from discontinued operations	—	14	—	2	16
Disposals	—	(577)	—	(120)	(697)
Relating to subsidiary companies acquired	16	4,418	—	920	5,354
Relating to subsidiary companies disposed of	—	(95)	—	(26)	(121)
Transfer to other assets	—	(59)	—	(18)	(77)
Transfer between categories	—	16	—	(16)	—
Exchange translation differences	—	(315)	—	(99)	(414)

At 31 December 2005	49	13,663	—	3,882	17,594

Net book value
At 31 December 2005	161	20,697	1,300	2,433	24,591

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

18.	FIXED ASSETS (CONTINUED)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets includes motor vehicles, office furniture & equipment, computer equipment and leasehold improvements.

	2004	2005
	HK$ millions	HK$ millions
Net book value of buildings comprises:

Hong Kong
Long leasehold (not less than 50 years)	8	1
Medium leasehold (less than 50 years but not less than 10 years)	95	55

Outside Hong Kong
Freehold	32	34
Long leasehold	17	18
Medium leasehold	—	38
Short leasehold (less than 10 years)	12	15

	164	161

At 31 December 2005, telecommunications and network equipment includes assets held under defeased finance leases at a cost of HK$3,222 million (2004—HK$3,222 million) and accumulated depreciation and impairment losses of HK$2,639 million (2004—HK$2,513 million). Depreciation and impairment loss recognised for the year ended 31 December 2005 amounted to HK$126 million (2004 – HK$132 million) and nil (2004 – HK$83 million) respectively.

At 31 December 2005, other assets includes assets held under finance leases at a cost of HK$73 million (2004—nil) and accumulated depreciation of HK$5 million (2004—nil). Depreciation recognised for the year ended 31 December 2005 amounted to HK$5 million (2004 – nil).

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

19.	TELECOMMUNICATIONS LICENCES

	2004	2005
	HK$ millions	HK$ millions
At beginning of year, as previously reported	2,489	2,634
Prior year adjustments (Note 2(a))	1,013	922

At beginning of year, as restated	3,502	3,556
Additions	249	—
Relating to subsidiary companies acquired (Note 5)	—	2,402
Amortisation for the year	(286)	(384)
Exchange translation differences	91	(238)

At end of year	3,556	5,336

As at 31 December 2005, the estimated aggregate amortisation of telecommunications licences for each of the five succeeding years is HK$2,098 million (2004 – HK$1,430 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

20.	GOODWILL

			2004	2005
	Note		HK$ millions	HK$ millions
Net book value at beginning of year			6,168	6,139

Adjustment on goodwill	(a	)	(5)	—
Relating to additional equity interests in subsidiary companies acquired	(b	)	—	2,398
Relating to subsidiary companies acquired (Notes 5 and 31(a))			—	1,822
Relating to subsidiary companies partially disposed of			(30)	(340)
Relating to subsidiary companies disposed of (Note 31(b))			—	(177)
Exchange translation differences			6	(154)

Net book value at end of year			6,139	9,688

(a)	During the year ended 31 December 2004, the Group finalised its valuation of the fair value of identifiable assets and liabilities of a subsidiary company acquired during the year ended 31 December 2003 and recorded a reduction in goodwill of HK$5 million.
(b)	In January 2005, the Group’s shareholding in Kasapa Telecom Limited increased from 80% to 100% following the transfer of the remaining 20% shareholding from the minority shareholders at no consideration. In this connection, the Group recorded a goodwill of HK$46 million.

In July 2005, the Group privatised, by way of scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), which holds the Group’s Hong Kong fixed-line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005. Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, resulted in a total of HK$475 million of cash drawn from the Group’s debt facilities, approximately 253 million new shares (representing 5.3% of the Company’s enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the Hutchison Whampoa Limited (“HWL”) group being transferred to certain previous HGCH shareholders and optionholders. In this connection, the Group’s shareholding in HGCH increased from 52.53% to 100% and recorded a goodwill of HK$2,352 million (Note 31(d)).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

20.	GOODWILL (CONTINUED)

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2004	2005
	HK$ millions	HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications services	33	2,385
India	4,255	3,782
Israel	—	870
Indonesia	—	932
Others (Note a)	386	254

	6,139	9,688

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. For CGU in Sri Lanka and Ghana, cash flow projections were based on a period until their licence expiry in 2012 to 2016. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The weighted average growth rates were based on past performance of the Group’s respective CGUs and its expectations for the market development and do not exceed the long-term average growth rate in which the CGU operates. The pre-tax discount rate applied to the cash flow projections reflects specific risks relating to the relevant segments and range from 8% - 15%.

Note (a) “Others” is currently comprised of Sri Lanka and Ghana. “Others” in the prior year was comprised of Paraguay, Sri Lanka and Ghana.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

21.	OTHER NON-CURRENT ASSETS

	2004	2005
	HK$ millions	HK$ millions
Customer acquisition and retention costs
Net book value at beginning of year	202	303
Additions	728	650
Write off during the year	(150)	(99)
Amortisation for the year	(480)	(533)
Exchange translation differences	3	(20)

Net book value at end of year	303	301

Prepaid capacity and maintenance
Net book value at beginning of year	1,278	1,238
Additions	22	200
Amortisation for the year	(62)	(94)

Net book value at end of year	1,238	1,344

Brand name
Net book value at beginning of year	—	—
Relating to subsidiary companies acquired (Note 5(a))	—	726
Amortisation for the year	—	(30)
Exchange translation differences	—	(44)

Net book value at end of year	—	652

Customer base
Net book value at beginning of year	—	—
Relating to subsidiary companies acquired (Note 5(a))	—	3,362
Amortisation for the year	—	(264)
Exchange translation differences	—	(205)

Net book value at end of year	—	2,893

Other receivables and prepayments	164	307

Total other non-current assets	1,705	5,497

As at 31 December 2005, the estimated aggregate amortisation of brand name and customer base for each of the five succeeding years are HK$200 million and HK$1,754 million respectively (2004 – nil).

Other receivables are comprised of mainly long-term trade receivables. The fair value of other receivables and prepayments, which approximate their carrying amounts, at the balance sheet date are based on cash flows discounted using a rate based on the borrowing rate of 5% to 5.4% per annum.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

22.	ASSOCIATED COMPANIES

	2004	2005
	HK$ millions	HK$ millions
Investments at cost:
Listed shares, outside Hong Kong	586	—
Unlisted shares, Hong Kong	8	6
Share of undistributed post acquisition profit (loss)	1,252	(4)

Investment in associated companies	1,846	2

The Group has no listed investments as at 31 December 2005. The market value of the listed investments as at 31 December 2004 was HK$5,289 million.

As at 31 December 2004, the Group had 42.9% shareholding in Partner, the Group’s mobile telecommunications operation in Israel. On 20 April 2005, the buy back of shares by Partner lifted the Group’s shareholding in Partner to 52.2% and resulting in the consolidation of Partner as a subsidiary company for the first time (See Note 5(a)).

The other associated companies of the Group have no material effect on the results or assets of the Group.

23.	LONG-TERM DEPOSIT

Long-term deposits are pledged to a bank as collateral to secure a subsidiary company’s obligations under the defeasance of finance lease and certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) under the terms of the mobile telecommunications licence granted to a subsidiary company.

24.	LONG-TERM LOANS

The following table presents the outstanding bank loans and other interest bearing borrowings as at 31 December 2004 and 2005:

	Company		Group
	2004	2005	2004	2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Bank loans
Repayable within 5 years	1,000	—	15,604	22,521
Not wholly repayable within 5 years	—	—	227	—
Less: current portion	(1,000)	—	(12,281)	(7,677)

	—	—	3,550	14,844

Other loans
Repayable within 5 years	—	—	1,331	789
Not wholly repayable within 5 years	—	—	15	13
Less: current portion	—	—	(1,316)	(11)

	—	—	30	791

Notes and debentures
Repayable within 5 years	—	—	249	2
Not wholly repayable within 5 years	—	—	—	3,367
Less: current portion	—	—	(247)	(2)

	—	—	2	3,367

	—	—	3,582	19,002

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

24.	LONG-TERM LOANS (CONTINUED)

The long-term loans are repayable as follows:

	Group
	2004	2005
	HK$ millions	HK$ millions
Bank loans
After 1 year, but within 2 years	3,045	1,775
After 2 years, but within 5 years	484	13,069
After 5 years	21	—
Other loans
After 1 year, but within 2 years	1	14
After 2 years, but within 5 years	22	772
After 5 years	7	5
Notes and debentures
After 1 year, but within 2 years	2	—
After 2 years, but within 5 years	—	1,947
After 5 years	—	1,420

	3,582	19,002

The outstanding bank loans and other interest bearing borrowings, excluding loan from minority shareholders of nil (2004 – HK$4 million), as at 31 December 2004 and 2005 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2004 and 2005 in respect of such debt are as follows:

	As at 31 December 2004			Year ended 31 December 2004
	Short-term	Long-term	Total debt	Interest expenses
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau
Mobile telecommunications	4,110	—	4,110	43
Fixed-line telecommunications	1	13	14	1
India	4,393	652	5,045	333
Thailand	4,183	2,900	7,083	142
Others	1,157	17	1,174	4

	13,844	3,582	17,426	523

	As at 31 December 2005			Year ended 31 December 2005
	Short-term	Long-term	Total debt	Interest expenses
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong and Macau
Mobile telecommunications	—	4,128	4,128	144
Fixed-line telecommunications	2	262	264	1
India	1,796	4,057	5,853	342
Israel	58	4,483	4,541	429
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99

	7,690	19,002	26,692	1,314

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

24.	LONG-TERM LOANS (CONTINUED)

Included in the other loans are obligations under finance lease repayable as follows:

	2004	2005
	HK$ millions	HK$ millions
Finance lease obligations - minimum lease payments:
Not later than 1 year	—	10
After 1 year, but within 2 years	—	10
After 2 years, but within 5 years	—	15

	—	35
Future finance charges on finance lease obligations	—	(3)

Present value of finance lease obligations	—	32

The present value of finance lease obligations is as follows:
Not later than 1 year	—	9
After 1 year, but within 2 years	—	9
After 2 years, but within 5 years	—	14

	—	32

Long-term loans of the Group, including interest rates and maturities, are summarised as follows:

	Maturity Date	Company		Group
		2004	2005	2004	2005
		HK$ millions	HK$ millions	HK$ millions	HK$ millions
Secured bank loans
Fixed, 5.58% - 7.24% per annum	2006 – 2008	—	—	16	1,257
Variable, 4.84% – 8.17% per annum	2006 – 2009	1,000	—	3,815	12,960
Unsecured bank loans
Fixed, 2.63% - 5.28% per annum	2006	—	—	38	27
Variable, 4.59%- 8.25% per annum	2006 – 2010	—	—	11,962	8,277
Other secured loans - finance lease obligations	2007 – 2009	—	—	—	32
Other unsecured loans
Fixed, NIL% - 7.5% per annum	2006 – 2014	—	—	524	14
Variable, 5.99% - 7.1% per annum	2007 – 2009	—	—	822	756
Notes & Debentures
Fixed, NIL% per annum	2006	—	—	249	2
Variable, 6.65% per annum	2012	—	—	—	3,367

Total long term-loans, including current maturities		1,000	—	17,426	26,692
Current maturities of long-term loans		(1,000)	—	(13,844)	(7,690)

Total long-term loans		—	—	3,582	19,002

The fair values of the Group’s total borrowings are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, at the balance sheet date, ranging from 2.63% to 8.25%.

The fair values of the Group’s total borrowings as at 31 December 2005 were approximately HK$26,692 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

24.	LONG-TERM LOANS (CONTINUED)

On 31 March 2005, Partner completed an offering of NIS2 billion (HK$3,380 million) unsecured CPI linked notes. The principal amount of the notes is payable in 12 quarterly installments, beginning 30 June 2009 until 31 March 2012, and bear interest at the rate of 4.25% per annum. In April 2005, subsequently amended in May 2005, Partner entered into a new US$150 million (HK$1,163 million) five year bank credit facility. This new facility is secureda by a first ranking floating charge on Partner’s assets. In August 2005, Partner redeemed its outstanding US$175 million (HK$1,356 million) 13% Senior Subordinated Notes, due 2010. The redemption was financed by the new bank facility and the CPI linked Shekel-denominated debt.

In May and July 2005, the Group’s Indian operations concluded two two-year rupee loan facilities, each of INR2,200 million (HK$378 million). At 31 December 2005, these facilities were fully drawn. In October 2005, the Group’s Indian operations concluded two three-year credit facilities aggregating to INR19,450 million (HK$3,340 million). To conclude the refinancing plan for India operations, in November 2005, the Group’s Indian operations entered into a foreign currency loan facility of US$140 million (HK$1,085 million) with a group of international banks. The facility shares the same security package as the INR4,400 million (HK$756 million) Rupee loan facilities. These facilities are secured by first charges of all assets of Indian operating companies.

In August 2005, one of the Group’s Thailand operations entered into a new THB3,900 million (HK$739 million) revolving credit facility with an international commercial bank. This facility is guaranteed by the Company and will expire in August 2006. In December 2005, the Group’s Thailand operations successfully arranged two one-year Baht denominated credit facilities: one THB9,500 million (HK$1,799 million) revolving and term loan facility and one THB8,000 million (HK$1,515 million) term loan facility. These facilities were used to refinance existing maturing facilities and are guaranteed by HWL.

In May 2005, Hutchison Telephone Company Limited (“HTCL”) in Hong Kong entered into a HK$6 billion three year senior secured revolving credit facility agreement with a group of international commercial banks, to refinance existing borrowings of the Hong Kong mobile business. The facility contains certain covenants and prepayment events including ownership undertakings in the Hong Kong mobile business. The facility is secured by way of fixed and floating charges over the assets of as well as charges over the issued share capital of the Hong Kong mobile business. As at 31 December 2005, HK$4,150 million was outstanding under this facility.

In November 2005, the Company, HTI (BVI) Finance Limited (“HTIF”), and Hutchison Global Communications Limited (“HGC”) entered into a HK$9 billion secured revolving loan facility with three year term with a group of syndicated banks. The facility is secured by way of a fixed and floating debenture over the assets of the borrowers and HCL Network Partnership, guarantees from various intermediate holding companies of the Group’s operations and charges over the entire issued share capital of HTIF and HGC. At 31 December 2005, HK$4,858 million was outstanding under this facility.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

24.	LONG-TERM LOANS (CONTINUED)

The outstanding loan balances are denominated in the following currencies:

	Company		Group
	2004	2005	2004	2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong dollars	1,000	—	5,195	6,260
Israeli Shekel	—	—	—	4,515
Indian Rupees	—	—	5,045	5,230
Thai Baht	—	—	2,530	5,421
Japanese Yen	—	—	4,326	1,595
US dollars	—	—	276	3,626
Singapore dollars	—	—	27	14
Malaysian Ringgit	—	—	11	15
Renminbi	—	—	16	16

	1,000	—	17,426	26,692

As at 31 December 2005, total borrowings of HK$7,488 million are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2005, fixed assets and current assets of certain subsidiary companies amounting to HK$11,520 million and HK$6,756 million, respectively, were used as collateral for certain of the borrowings. The current portion of bank and other loans, notes and debentures of the Group is secured to the extent of HK$868 million (2004 – HK$3,830 million). The long-term portion of bank and other loans and debentures of the Group is secured to the extent of HK$16,748 million (2004 – HK$1 million).

25.	OTHER CURRENT LIABILITIES

			2004	2005
	Note		HK$ millions	HK$ millions
Trade payables	(a	)	1,192	2,206
Accrued expenses and other payables			3,945	5,320
Deferred revenue			382	564
Receipts in advance			781	1,181
Capital expenditure accruals			258	950
Derivative financial liabilities	(b	)	—	116
Payables to related companies	(c	)	68	153
Current portion of licence fees liabilities (Note 27(a))			137	161
Taxation			89	130

			6,852	10,781

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25.	OTHER CURRENT LIABILITIES (CONTINUED)

	2004	2005
	HK$ millions	HK$ millions
(a) Trade payables
The ageing analysis of the trade payables is as follows:
Current	487	586
31-60 days	106	560
61-90 days	125	660
Over 90 days	474	400

	1,192	2,206

(b) Derivative financial liabilities
Currency swap	—	107
Forward foreign exchange contracts	—	9

	—	116

The Group has entered into currency swap arrangements with banks to swap Japanese Yen borrowings of JPY24,195 million or HK$1,595 million (2004 – JPY59,350 million or approximately HK$4,326 million) and US dollar borrowings of US$22 million or HK$175 million (2004 – US$28 million or HK$ 227 million) into Thai Baht borrowings to match currency exposure of the underlying business.

As at 31 December 2005, the fair value of currency swap and forward foreign exchange contract are approximately HK$107 million and HK$9 million respectively.

(c)	The payables to related companies represented balances with subsidiary companies of HWL, which comprised of guarantee fee payable of HK$11 million (2004 - nil), accrued interest payable of HK$25 million (2004 – HK$25 million) and the remaining balance arose during the ordinary course of business. The balances are unsecured, interest free and have no fixed terms of repayment.

26.	DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2004	2005
	HK$ millions	HK$ millions
Deferred tax assets	844	918
Deferred tax liabilities	(148)	(963)

Net deferred tax assets / (liabilities)	696	(45)

Movements in net deferred tax assets / (liabilities) are as follows:
At beginning of year	774	696
Net charge for the year	(80)	(205)
Relating to subsidiary companies acquired	—	(581)
Exchange translation difference	2	45

At end of year	696	(45)

Analysis of net deferred tax assets / (liabilities):
Tax losses	2,125	1,454
Accelerated depreciation allowances	(1,429)	(635)
Fair value adjustment arising from business combination	—	(937)
Other temporary differences	—	73

	696	(45)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

26.	DEFERRED TAXATION (CONTINUED)

	2004	2005
	HK$ millions	HK$ millions
The potential deferred tax assets which have not been recognised in the accounts are as follows:
Arising from unused tax losses	1,401	2,578
Arising from depreciation allowances	35	—

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$10,405 million (2004 — HK$5,760 million) carried forward, an amount of HK$6,392 million (2004 – HK$4,553 million) can be carried forward indefinitely. The remaining HK$4,013 million (2004 – HK$1,207 million) will expire in the following years:

	2004	2005
	HK$ millions	HK$ millions
In the first year	1	99
In the second year	7	393
In the third year	6	1,335
In the forth year	3	1,006
In the fifth to tenth years inclusive	1,190	1,180

	1,207	4,013

27.	OTHER LONG-TERM LIABILITIES

		2004	2005
	Note	HK$ millions	HK$ millions
Long-term licence fees liabilities	(a)	1,293	1,225
Pension obligations	(b)	94	12
Employee retirement obligations		—	52
Deferred revenue		30	30
Accrued expenses and other payables		11	14

		1,428	1,333

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27.	OTHER LONG-TERM LIABILITIES (CONTINUED)

(a)	Long-term licence fees liabilities

	2004	2005
	HK$ millions	HK$ millions
Licence fees liabilities - minimal annual fees payments:
Not later than 1 year	155	186
After 1 year, but within 5 years	865	895
After 5 years	1,735	1,446

	2,755	2,527
Future finance charges on licence fees liabilities	(1,325)	(1,141)

Present value of licence fees liabilities	1,430	1,386

The present value of licence fees liabilities is as follows:
Not later than 1 year (Note 25)	137	161
After 1 year, but within 5 years	427	386
After 5 years	866	839

	1,430	1,386

(b)	Pension obligations

	2004	2005
	HK$ millions	HK$ millions
Analysis of pension obligations is as follows:-
Pension obligations, at beginning of year	97	94
Total expense	36	(18)
Contributions paid	(39)	(64)

Pension obligations, at end of year	94	12

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(i)	Defined benefit plans

The Group’s defined benefit plans represent contributory final salary pension plans in Hong Kong. At 31 December 2005, the Group’s plans were valued by Watson Wyatt Hong Kong Limited, qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2004	2005
Discount rate applied to defined benefit plan obligations	3.5% - 3.75%	4.5%
Expected return on plan assets	8.0%	8.0%
Future salary increases	3.0% - 4.0%	3.0% - 4.0%
Interest credited on plan accounts	5.0% - 6.0%	5.0% - 6.0%

	2004	2005
	HK$ millions	HK$ millions
The amount recognised in the consolidated balance sheet as at the end of year:
Present value of defined benefit obligations	409	205
Fair value of plan assets	315	193

Liability recognised in consolidated balance sheet	94	12

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27.	OTHER LONG-TERM LIABILITIES

(b)	Pension obligations (Continued)

(i)	Defined benefit plans (Continued)

	2004	2005
	HK$ millions	HK$ millions
The limit of net assets to be recognised
Cumulative unrecognised net actuarial losses and past service cost	82	—
Present value of available future refunds or reduction in future contribution	1	11

Limit per HKAS 19 paragraph 58/58A/58B	83	11
Net pension liabilities recognised in consolidated balance sheet	94	12

Reduction of net asset due to the limit	—	—

The amount recognised in the consolidated profit and loss account:
Current service cost	44	39
Interest cost	15	11
Expected return on scheme assets	(24)	(20)
Losses / (gains) on curtailments and settlements	1	(48)

Expenses / (income) recognised in the consolidated profit and loss account	36	(18)

Changes in present value of the defined benefit obligation
Present value of obligation as at beginning of the year	312	409
Current service cost net of employee contribution	44	39
Actual employee contribution	4	2
Interest cost	15	11
Actuarial losses / (gains) on obligation	38	(34)
Gains on curtailments and settlements	—	(48)
Actual benefits paid	(25)	(172)
Net transfer in / (out) liabilities	21	(2)

Present value of obligation as at end of the year	409	205

Changes in the fair value of the assets
Fair value of plan assets as the beginning of the year	265	315
Expected return on plan assets	24	20
Actuarial (losses) / gains on obligation	(9)	13
Assets distributed on settlements	—	(120)
Actual company contributions	36	17
Actual benefits paid	3	2
Net transfer out assets	(25)	(52)
Exchange differences	21	(2)

Fair value of plan assets as at end of year	315	193

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27.	OTHER LONG-TERM LIABILITIES

(b)	Pension obligations (Continued)

(i)	Defined benefit plans (Continued)

The analysis of the fair value of plan assets at 31 December is as follows:

	2004	2005
	HK$ millions	HK$ millions
Equity instruments	217	132
Debt instruments	67	34
Other assets	31	27

	315	193

The five-year history of experience adjustments is as follows:

	2004	2005
	HK$ millions	HK$ millions
Fair value of plan assets	315	193
Present value of obligations	(409)	(205)

(Deficit) / surplus	(94)	(12)

Experience adjustments on plan assets	(8)	12
Percentage of plan assets (%)	3	6
Experience adjustments on plan obligations	(7)	(13)
Percentage of plan obligations (%)	2	6

The actual gain on plan assets during the year ended 31 December 2005 was HK$32 million (2004 – loss of HK$16 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2005 was HK$28 million (2004 - HK$70 million)

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2005. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27.	OTHER LONG-TERM LIABILITIES

(b)	Pension obligations (Continued)

(i)	Defined benefit plans (Continued)

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 29 February 2004 reported a funding level of 99% of the accrued actuarial liabilities on an ongoing basis. The employers’ annual contributions were adjusted to fully fund the plan as advised by the independent actuaries. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 28 February 2007 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2005, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(ii)	Defined contribution plans

The employees of certain subsidiary companies are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution totaling HK$3 million (2004 – HK$1 million) were used to reduce the current year’s level of contribution.

28.	SHARE CAPITAL

	2003	2004	2005	2003	2004		2005
	Number of shares
Authorised:
Ordinary shares of HK$0.25 each	—	10,000,000,000	10,000,000,000	—	HK$	2,500,000,000	HK$	2,500,000,000

Preference shares of US$0.01 each	—	1,000,000	1,000,000	—	US$	10,000	US$	10,000

	2003	2004	2005	2003	2004		2005
	Number of shares				HK$ millions		HK$ millions
Issued and fully paid:
Ordinary shares
At beginning of year	—	—	4,500,000,000	—		—		1,125
Issued during the year (Note 20(b))	—	4,500,000,000	252,546,209	—		1,125		63

At end of year	—	4,500,000,000	4,752,546,209	—		1,125		1,188

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

28.	SHARE CAPITAL (CONTINUED)

Share option of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005.

Share options are granted to directors and employees. The exercise price of the granted options is equal to the market price of the shares on the date of the grant. Options are conditional on the employee completing, at a minimum, one year’s service (the vesting period). The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

No options were granted during 2004. On 8 August 2005, 76,300,000 options were granted to directors and employees of the Group at an exercise price of HK$8.70 per share. One third of these options are exercisable on the expiry of each of the first, second and third year after the date of which the option was accepted. There was no movement of the options during the period ended 31 December 2005.

The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model was HK$3.05 at measurement date. The significant inputs into the model were share price of HK$8.70, grant date on 8 August 2005, at exercise price of HK$8.70 per share, standard deviation of expected share price returns of 27.76%, expected life of options of 5.5 to 6.5 years, zero expected dividend paid out rate, annual risk-free interest rate of 3.68% and an expected workforce turnover rate of 5%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

29.	RESERVES

	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Balance at 1 January 2003, as previously reported	—	(5,927)	(145)	—	—	(6,072)
Prior year adjustments	—	(207)	—	—	—	(207)

Balance at 1 January 2003, as restated	—	(6,134)	(145)	—	—	(6,279)
Currency translation differences	—	—	(88)	—	—	(88)
Issuance of ordinary shares	—	—	—	—	—	—
Shares issuance expenses	—	—	—	—	—	—
Waiver of loan from an intermediate holding company	—	—	—	—	—	—
Profit attributable to equity holders of the Company for the year, as restated	—	(396)	—	—	—	(396)
Employee share option scheme – value of services provided	—	—	—	7	—	7
Actuarial gains and losses of defined benefits plans	—	40	—	—	—	40

Balance at 31 December 2003, as restated	—	(6,490)	(233)	7	—	(6,716)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29.	RESERVES (CONTINUED)

	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Balance at 1 January 2004, as previously reported	—	(6,141)	(234)	—	—	(6,375)
Prior year adjustments	—	(349)	1	7	—	(341)

Balance at 1 January 2004, as restated	—	(6,490)	(233)	7	—	(6,716)
Currency translation differences	—	—	(9)	—	—	(9)
Issuance of ordinary shares	19,744	—	—	—	—	19,744
Shares issuance expenses	(414)	—	—	—	—	(414)
Waiver of loan from an intermediate holding company	—	146	—	—	—	146
Profit attributable to equity holders of the Company for the year, as restated	—	(30)	—	—	—	(30)
Employee share option scheme – value of services provided	—	—	—	18	—	18
Actuarial gains and losses of defined benefits plans	—	(34)	—	—	—	(34)

Balance at 31 December 2004, as restated	19,330	(6,408)	(242)	25	—	12,705

	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Balance at 31 December 2004, as previously reported	19,330	(5,923)	(245)	—	—	13,162
Prior year adjustments (Note 2(a))	—	(485)	3	25	—	(457)

Balance at 31 December 2004, as restated	19,330	(6,408)	(242)	25	—	12,705
Adjustment in respect of changes in accounting policy for financial instruments	—	20	—	—	—	20

Balance at 1 January 2005, as restated	19,330	(6,388)	(242)	25	—	12,725
Currency translation differences	—	—	(318)	2	—	(316)
Relating to subsidiary companies acquired (Note 31(d))	1,857	—	—	—	1,233	3,090
Relating to subsidiary companies disposed of	—	—	119	—	—	119
Loss attributable to equity holders of the Company for the year	—	(768)	—	—	—	(768)
Employee share option scheme – value of services provided	—	—	—	90	—	90
Actuarial gains and losses of defined benefits plans	—	42	—	—	—	42

Balance at 31 December 2005	21,187	(7,114)	(441)	117	1,233	14,982

The accumulated losses of the Group include accumulated losses of HK$4 million by associated companies as at 31 December 2005 (as at 31 December 2004 – retained profit of HK$1,132 million).

30.	MINORITY INTEREST

	2004	2005
	HK$ millions	HK$ millions
Equity interests	1,032	3,652
Loans — interest bearing	4	—

	1,036	3,652

The loans from minority shareholders as at 31 December 2004 were unsecured, bears interest at LIBOR+2% per annum and have no fixed term of repayment.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

31.	NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
(a) Purchases of subsidiary companies
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	27	84	3,404
Telecommunications licence	158	—	2,402
Other non-current assets – other receivables	—	—	280
Other non-current assets – brand name and customer base	—	—	4,088
Goodwill (Note 20)	544	—	1,822
Associated companies	—	3	—
Stocks	—	—	168
Trade and other receivables	361	282	1,303
Bank and other loans	—	(128)	(5,409)
Trade and other payables	(868)	(304)	(1,574)
Other long-term liabilities	—	—	(58)
Deferred taxation liabilities	—	—	(581)
Loan from minority interest	—	—	(3)
Minority interest	(133)	8	(1,926)

	89	(55)	3,916
Less: Investments amount held prior to purchase	—	(14)	(1,757)
Less: Investments revaluation reserve upon acquisition	—	—	(1,233)

	89	(69)	926

Discharged by:
Cash payment	151	—	934
Less: Cash and cash equivalents purchased	(62)	(69)	(8)

Total net cash consideration	89	(69)	926

(b) Disposal of subsidiary companies
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets	—	—	190
Other non-current assets	—	—	22
Goodwill (Note 20)	—	—	177
Stocks	—	—	7
Trade and other receivables	—	—	66
Trade and other payables	—	—	(50)
Exchange reserve	—	—	119
Minority interest	—	—	(2)

	—	—	529
Loss on disposal of subsidiary companies	—	—	(336)

	—	—	193

Satisfied by:
Cash payment	—	—	198
Less: Cash and cash equivalents disposed of	—	—	(5)

Total net cash consideration	—	—	193

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

31.	NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(c)	Analysis of changes in financing during the year

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interest	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2003, as previously reported	18,805	12,902	327	32,034
Prior year adjustments	—	—	(1)	(1)

At 1 January 2003, as restated	18,805	12,902	326	32,033
New loans	4,098	13,065	—	17,163
Repayment of loans	—	(13,312)	—	(13,312)

Net cash flows from financing activities	4,098	(247)	—	3,851
Minority interest in profit	—	—	224	224
Exchange translation differences	—	313	(160)	153
Relating to a subsidiary company partially disposed of	—	—	175	175
Relating to subsidiary companies acquired	—	—	133	133
Shareholders’ loans capitalisation	—	—	—	—
Share issuance expenses	—	—	—	—
Waiver of loan from an intermediate holding company	—	—	—	—
Share of other reserves	—	—	—	—
Actuarial losses of defined benefits plans	—	—	(3)	(3)

At 31 December 2003, as restated	22,903	12,968	695	36,566

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interest	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2004, as previously reported	22,903	12,968	743	36,614
Prior year adjustments	—	—	(48)	(48)

At 1 January 2004, as restated	22,903	12,968	695	36,566
New loans	479	9,142	—	9,621
Repayment of loans	(725)	(5,094)	—	(5,819)

Net cash flows from financing activities	(246)	4,048	—	3,802
Minority interest in profit	—	—	270	270
Exchange translation differences	—	282	(64)	218
Relating to a subsidiary company partially disposed of	—	—	153	153
Relating to subsidiary companies acquired	—	128	(8)	120
Shareholders’ loans capitalisation	(22,925)	—	—	(22,925)
Share issuance expenses	414	—	—	414
Waiver of loan from an intermediate holding company	(146)	—	—	(146)
Share of other reserves	—	—	3	3
Actuarial losses of defined benefits plans	—	—	(13)	(13)

At 31 December 2004, as restated	—	17,426	1,036	18,462

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

31.	NOTES TO CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

	Amounts due to related companies	Bank loans, other loans and debentures	Minority interest	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 31 December 2004, as previously reported	—	17,426	1,068	18,494
Prior year adjustments	—	—	(32)	(32)

At 31 December 2004, as restated	—	17,426	1,036	18,462
Adjustment in respect of changes in accounting policy for financial instruments	—	129	(36)	93

At 1 January 2005, as restated	—	17,555	1,000	18,555
New loans	—	26,779	—	26,779
Repayment of loans	—	(22,208)	(3)	(22,211)

Net cash flows from financing activities	—	4,571	(3)	4,568
Minority interest in profit	—	—	618	618
Exchange translation differences	—	(426)	(151)	(577)
Relating to a subsidiary company disposed of	—	—	(2)	(2)
Relating to a subsidiary company partially disposed of	—	—	17	17
Relating to subsidiary companies acquired	—	5,409	1,929	7,338
Relating to additional interest in subsidiary companies acquired	—	—	(26)	(26)
Equity contribution from minority shareholders	—	—	312	312
Dividend paid	—	—	(70)	(70)
Share of other reserves	—	—	27	27
Actuarial gains of defined benefits plans	—	—	5	5
Transfer of loans	—	4	(4)	—
Fair value gain on derivative instruments	—	(226)	—	(226)
Net off of loan facility fees	—	(195)	—	(195)

At 31 December 2005	—	26,692	3,652	30,344

(d)	Significant non-cash transactions

During the year ended 31 December 2004, as part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

During the year ended 31 December 2005, the Group privatised HGCH by way of scheme of arrangement (Note 20(b)). In this connection, the Group issued approximately 253 million new ordinary shares with an imputed value of HK$7.60 per ordinary share and resulting in an increase of share capital and share premium by HK$63 million and HK$1,857 million respectively (Note 28 and 29).

32.	CONTINGENT LIABILITIES

At 31 December 2005, the Group had contingent liabilities in respect of performance guarantees amounting to HK$887 million (At 31 December 2004 – HK$564 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

33.	COMMITMENTS

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	2004	2005	2004	2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Contracted but not provided for	1,565	3,792	638	606
Authorised but not contracted for (Note)	4,503	11,787	901	316

	6,068	15,579	1,539	922

Note:

The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2004	2005	2004	2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Not later than one year	343	561	201	174
Later than one year and not later than five years	448	816	123	130
Later than five years	547	810	51	57

	1,338	2,187	375	361

(c)	Acquisition of telecommunications licence for third generation mobile services

On 22nd October 2001, a subsidiary of the Company was issued a Mobile Carrier Licence (“Licence”) and was committed to pay for fixed and variable fees under the Licence for duration of 15 years. This Licence is for the provision of public telecommunications network services using third generation mobile services technology in Hong Kong. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriation Fee has already been recorded as licence fees liabilities as of 31 December 2005.

(d)	Royalties commitments

Partner is committed to pay royalties to the Government of Israel at 3.5% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner from the granting of Bezeq services under the licence - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licence in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting 1 January 2006, to a level of 1%.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

33.	COMMITMENTS (CONTINUED)

(e)	Funding commitments

The Group has agreed to provide or arrange necessary funding for its Thailand operations in the event additional equity funding is to be contributed.

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its investment holding companies in India, in each case subject to the Indian government’s foreign ownership regulation. Conversely, some Indian shareholders hold put options that could, again subject to the foreign ownership restrictions, require the Group to purchase additional equity interests in the investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value to be determined at the time of exercise by the parties’ agreements. Also, one of the Indian shareholders has a call option that could, in certain circumstances, dilute to some extent the Group’s indirect minority holdings in the Indian operating companies. The call option was exercised by the option holder on 30 June 2005.

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

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A..

34.	SUBSTANTIAL SHAREHOLDERS

As at 31 December 2004, the Directors regarded HWL, a company incorporated in Hong Kong and listed on the Main Board of Hong Kong Stock Exchange, as being its ultimate holding company.

As at 31 December 2005, the Company is owned as to 49.8% by HWL and 19.31% by Orascom Telecom Holding S.A.E.. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company as at 31 December 2005.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

35.	RELATED PARTY TRANSACTIONS

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals.

Related Party Group:

(1)	HWL Group—HWL together with its direct and indirect subsidiary companies outside the Group.

(2)	Other shareholders and joint venture partners:

(a)	NEC Group

(b)	KM Group—Kotak Mahindra Finance Ltd together with subsidiary and associated companies.

(c)	Essar Group

(d)	CAT Telecom

(e)	Hindjua Group

(f)	NTT Docomo Inc.

In addition to the transactions and balances disclosed elsewhere in these accounts, the Group entered into the following material related party transactions.

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
(i) Transactions during the year:

(a) HWL Group
Fixed telecommunications and other services	(33)	(51)	(72)
Mobile telecommunications services income	(11)	(14)	(19)
Rental expenses on lease arrangements	83	85	72
Bill collection services fee expenses	5	8	11
Roaming arrangement fee income	(8)	(14)	(1)
Sharing of services arrangements	39	22	30
Dealership services fee expenses	8	10	11
Global Procurement services arrangements	99	82	26
Provision of data center services	(16)	(20)	(17)
Sales of handsets	—	(46)	—
3G handset development costs recharge income	—	(47)	—
Purchase of handset and accessories	—	32	965
Purchase of office supplies	—	6	6
Advertising and promotion expenses	—	5	6
Waiver of loan	—	146	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

35.	RELATED PARTY TRANSACTIONS (CONTINUED)

	2003	2004	2005
	HK$ millions	HK$ millions	HK$ millions
(i) Transactions during the year:

(b) NEC Group
Purchase of handsets	21	665	4
Purchase of network assets	—	—	169
Outsourcing expenses	—	—	56

(c) KM Group
Mobile telecommunications services income	(1)	(5)	(5)
Customary fee and commission expenses	22	10	17

(d) Essar Group
Mobile telecommunications services income	(3)	(14)	(10)
Roaming arrangement fee income	(1)	(4)	—
Roaming cost	4	1	—
Rental income	(1)	—	—

(e) CAT Telecom
Share of revenue from mobile phone services	67	218	—
Network operating expenses	23	45	—

(f) Hinduja Group
Outstanding expenses for call centre	—	—	3

(g) NTT Docomo Inc.
Roaming arrangement fee income	—	—	(8)

(ii) Key management personnel remunerations:

Director’s fees	—	2	4
Basic salaries and allowance, benefits-in-kind	—	9	15
Bonus	—	12	19
Provident fund contributions	—	1	1
Share-based payments	—	—	22

	—	24	61

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	SUBSEQUENT EVENTS

(a)	On 2 January 2006, the Group completed the acquisition of 100% shareholding in BPL Mobile Cellular Limited (“BCL”), which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India. Additionally, the Company has agreed to assume the indebtedness owed to BCL by BPL Communications Limited (“BPL”), the then sole shareholder of BCL. This is part of the acquisition of the operations of BPL, for a total consideration of INR50,649 million (approximately HK$8,999 million).

As at 31 December 2005, the unaudited carrying value of the total assets, total liabilities and total contingent liabilities of BCL amounted to approximately HK$1,716 million, HK$4,222 million and HK$40 million, respectively. Goodwill arising from the acquisition will be finalised upon completion of management’s assessment of the fair value of identifiable assets and liabilities of BCL.

(b)	In February 2006, the Group completed the acquisition of 100% shareholding in Hutchison Tele-Services (India) Holdings Limited (“HTSI”), which operates telecommunications services call centre business in India through its wholly owned subsidiary, 3 Global Services Private Limited (“3GS”), for a total cash consideration of approximately US$14 million (HK$111 million).

As at 31 December 2005, the unaudited carrying value of the total assets and total liabilities of HTSI and its subsidiary amounted to approximately HK$107 million and HK$68 million respectively. Goodwill arising from the acquisition will be finalised upon completion of management’s assessment of the fair value of identifiable assets and liabilities of HTSI and its subsidiary.

(c)	Following the Indian Government’s announcement on the new rules governing foreign direct investment in telecommunications operators in India (“FDI Rules”), the Group undertook a review of its holding structure in advance of and anticipation of a possible listing of Hutchison Essar’s shares as well as compliance with the new FDI Rules. Following such review, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”). Following the Reorganisation, the Group continues to hold, through wholly owned subsidiary companies, an aggregate direct equity interest of 42.34% of Hutchison Essar. The Group will also continue to hold an indirect interest in Hutchison Essar through certain non-wholly owned subsidiary companies, which hold an aggregate equity interest of 19.54% of Hutchison Essar.

37.	US DOLLAR EQUIVALENTS

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 31 December 2005, which was HK$7.75 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

38.	BALANCE SHEET OF THE COMPANY, UNCONSOLIDATED

In accordance with the disclosure requirements of the Companies Ordinance of Hong Kong, the balance sheet of the Company is as follows:

	2004	2005
	HK$ millions (Restated)	HK$ millions
ASSETS
Current assets
Bank balances	10	111
Other receivable and prepayments	21	2
Amounts due from subsidiary companies (Note a)	671	867
Loans to subsidiary companies (Note b)	20,870	26,079

Total current assets	21,572	27,059

Non-current assets
Unlisted shares, at costs (Note c)	—	—

Total non-current assets	—	—

Total assets	21,572	27,059

LIABILITIES
Current liabilities
Bank loans (Note 24)	1,000	—
Amount due to a related company (Note d)	43	7
Amounts due to subsidiary companies (Note a)	—	172
Accrued expenses and other payables	77	10

Total current liabilities	1,120	189

Non-current liability
Loan from a subsidiary company (Note e)	—	4,480

Total liabilities	1,120	4,669

EQUITY
Share capital	1,125	1,188
Reserves (Note f)	19,327	21,202

Total equity	20,452	22,390

Total equity and liabilities	21,572	27,059

Net current assets	20,452	26,870

Total assets less current liabilities	20,452	26,870

Dennis Pok Man LUI	Tim Lincoln PENNINGTON
Director	Director

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

38.	BALANCE SHEET OF THE COMPANY, UNCONSOLIDATED

(a)	Amounts due from / to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

(b)	Except for loans to subsidiary companies of HK$3,868 million (2004 - Nil) which are unsecured, interest bearing and have no fixed terms of repayment, other loans to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

(c)	As at 31 December 2005, the Company’s cost of investment in its subsidiary companies was amounted to HK$25.40 (2004 - HK$17.60). These investment costs were rounded down to zero and not presented in the Company’s balance sheet.

Particulars of the principal subsidiary companies as at 31 December 2005 are set forth on page 40.

(d)	The amount due to a related company is unsecured, interest free and repayable on or before 31 December 2006.

(e)	The loan from a subsidiary company is secured, interest bearing and not repayable within twelve months from the balance sheet date.

The effective interest rate of the loan from a subsidiary company was 5.41% at the balance sheet date. The fair value of the loan from a subsidiary company as at 31 December 2005 was approximately HK$4,480 million.

(f)	Reserves

	Share capital	Reserves				Total shareholders’ funds
		Share premium	Accumulated losses	Fair value and other reserves	Subtotal
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Upon incorporation on 17 March 2004	—	—	—	—	—	—
Issuance of ordinary shares	1,125	19,744	—	—	19,744	20,869
Share issuance expenses	—	(414)	—	—	(414)	(414)
Loss for the period	—	—	(3)	—	(3)	(3)

At 31 December 2004	1,125	19,330	(3)	—	19,327	20,452

	Share capital	Reserves				Total shareholders’ funds
		Share premium	Accumulated losses	Fair value and other reserves	Subtotal
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
At 1 January 2005	1,125	19,330	(3)	—	19,327	20,452
Issuance of ordinary shares (Note 28)	63	1,857	—	—	1,857	1,920
Loss for the year	—	—	(35)	—	(35)	(35)
Employee share option scheme – value of servies provided	—	—	—	53	53	53

At 31 December 2005	1,188	21,187	(38)	53	21,202	22,390

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

39.	RECONCILIATION TO US GAAP

The Group’s consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) which differs in some respects from US GAAP. Significant differences in net loss attributable to shareholders and shareholders’ funds resulting from differences between HKFRS and US GAAP are as follows.

The HKFRS financial statements for the years ended 31 December 2003 and 2004 have been restated to conform with HKFRS and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants. The impact of the HKFRS is detailed in Note 2(a). The US GAAP financial statements for the years ended 31 December 2003 and 2004 have been restated as described in the “Correction of prior year financial statements” section below. Significant differences in net loss attributable to shareholders and shareholders’ funds resulting from differences between HKFRS and US GAAP therefore have also been restated.

			2003		2004		2005		2005
			HK$ millions (Restated)		HK$ millions (Restated)		HK$ millions		US$ millions
Net loss attributable to shareholders under HKFRS				(396)		(30)		(768)		(99)
Adjustments:

Revenue recognition	(a	)		(4)		12		88		11
Customer acquisition and retention costs	(b	)		(226)		(129)		61		8
Business combinations	(c	)		(88)		(379)		(163)		(21)
Reversal of goodwill amortization expense	(c	)		33		—		—		—
Impairment of goodwill	(d	)		79		—		—		—
Deferred financing fee	(e	)		(19)		(21)		—		—
Derivatives	(f	)		(29)		—		—		—
Termination benefits	(g	)		—		20		(12)		(2)
Onerous contracts	(h	)		—		69		(16)		(2)
Capitalisation of loans net of related interest	(i	)		176		108		—		—
Pension cost	(j	)		(4)		—		(67)		(9)
Share based payments	(k	)		7		21		(28)		(3)
Others	(l	)		(13)		13		37		5

Deferred taxes	(m	)		159		24		(24)		(3)
Minority interest				(5)		60		(23)		(3)

Net loss under US GAAP				(330)		(232)		(915)		(118)

Loss per share
- basic			HK$	(0.07)	HK$	(0.05)	HK$	(0.20)	US$	(0.03)
- diluted			HK$	(0.07)	HK$	(0.05)	HK$	(0.20)	US$	(0.03)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

			2003	2004	2005	2005
			HK$ millions (Restated)	HK$ millions (Restated)	HK$ millions	US$ millions
Shareholders’ funds under HKFRS			(6,716)	13,830	16,170	2,087
Adjustments:
Revenue recognition	(a	)	(19)	(7)	80	10
Customer acquisition and retention costs	(b	)	(235)	(365)	(282)	(36)
Business combinations	(c	)	(908)	389	(1,014)	(131)
Reversal of goodwill amortization expense	(c	)	65	65	65	8
Impairment of goodwill	(d	)	(719)	(719)	(719)	(93)
Deferred financing fee	(e	)	21	—	—	—
Derivatives	(f	)	(44)	(44)	—	—
Termination benefits	(g	)	—	20	7	1
Onerous contracts	(h	)	—	69	54	7
Capitalisation of loans net of related interest	(i	)	20,869	—	—	—
Pension cost	(j	)	31	65	(37)	(5)
Others	(l	)	84	87	101	13
Deferred taxes	(m	)	733	(738)	(747)	(96)
Minority interest			(8)	57	2	—

Shareholders’ equity under US GAAP			13,154	12,709	13,680	1,765

Exchange translation adjustments	(n	)	(305)	(131)	(27)	(3)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Correction of prior year financial statements

The Group has restated its previously issued US GAAP financial statements for the correction of certain items. The impact of these adjustments is as follows:

		Net loss for the year ended 31 December 2003		Net loss for the year ended 31 December 2004
	Note	HK$ millions		HK$ millions
As previously reported			(358)		(247)
Adjustments to:
Depreciation and amortisation	(1) & (3)		(53)		(57)
Interest and other finance costs, net	(2)		1		(26)
Tax benefit	(2), (3) & (4)		19		142
Minority interest	(4)		61		(44)

As restated			(330)		(232)

Loss per share, basic and diluted, as previously reported		HK$	(0.08)	HK$	(0.05)
Loss per share, basic and diluted, as restated		HK$	(0.07)	HK$	(0.05)

		Shareholders’ equity as at 31 December 2003	Shareholders’ equity as at 31 December 2004
	Note	HK millions	HK$ millions
As previously reported		13,139	12,495

Adjustments to translation of licence	(1)	(195)	137
Adjustment to derivatives	(2)	1	(17)
Adjustment to deferred tax liabilities applicable to acquired licenses	(3)	257	94
Adjustment to effect of certain tax holidays	(4)	(48)	—

As restated		13,154	12,709

		31 December 2003, as previously reported	Adjustments	31 December 2003, as restated	31 December 2004, as previously reported	Adjustments	31 December 2004, as restated
	Note	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Intangible assets and goodwill	(1) & (3)	6,333	751	7,084	5,388	897	6,285
Other assets	(2) &(4)	31,788	16	31,804	36,349	13	36,362
Liabilities	(1) & (2)	24,232	796	25,028	28,243	696	28,939
Minority interest	(4)	750	(44)	706	999	—	999

(1)	The Group revised its recording of the translation of its licences into the respective functional currency using period end rates rather than historical exchange rates. The Group has restated the carrying value of the licences, related cumulative translation adjustments and amortisation expense in its 2004 and prior period financial statements.
(2)	The Group revised its recording of the fair value of derivatives as of 31 December 2004. Accordingly, asset carrying values and the related gains and losses have been restated in the 2004 and prior period financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(3)	In connection with acquisitions in India made during 2000, the Group determined it did not record deferred tax liabilities applicable to acquired licences. Balances related to licences, deferred tax liabilities, amortisation expense and deferred tax benefit have been restated in the 2004 and prior period financial statements.
(4)	The Group revised its recording of the effect attributable to certain tax holidays for its subsidiaries in India. The deferred tax assets and liabilities and related income tax expense or benefit and minority interest have been restated to record the effect of the tax holidays in the proper period.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

The increases or decreases noted above refer to the following differences between HKFRS and US GAAP:

(a) Revenue recognition

Under HKFRS, connection and installation fees are recognised as revenue when the installation or connection takes place. Under US GAAP, revenues from connection and installation fees and any other up-front fees are deferred and recognised over the expected customer relationship period.

Under HKFRS, there is no technical guidance on the accounting of multiple element contracts. Revenue allocation to sales of handsets and services is based on the respective values as stated in the subscribers’ contracts.

Under US GAAP, the Group applied EITF 00-21 on “Revenue Arrangements with Multiple Deliverables”, which addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF 00-21 also addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The fair value method is used when allocating the revenue for each unit of accounting. The amount allocated to the delivered item, i.e. handsets, is limited to the amount that is not contingent on the delivery of additional items or meeting other specific performance conditions. This resulted in different amounts being allocated to the handsets between HKFRS and US GAAP.

(b) Customer acquisition and retention costs

Under HKFRS, as described in Note 2(l)(i), certain customer acquisition and retention costs, comprising of handset subsidies, sales commission and other direct costs for acquisition and retention purposes, are capitalised and amortised over the minimum enforceable contractual period. In the event a customer ends its relationship before the costs have been fully amortised, the unamortised acquisition and retention costs are written off.

Under US GAAP, direct incremental customer acquisition and retention costs are deferred and amortised over the average customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c) Business combinations

Under HKFRS, prior to 1 January 2004, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. From 1 January 2004, with the early adoption of HKFRS 3, the excess of cost directly attributable to the business combination over the Group’s share of fair values of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. Up to 31 December 2003, goodwill was amortised over its estimated useful economic life, a period of no longer than 20 years. Starting 1 January 2004, goodwill is no longer subject to amortisation but is tested for impairment annually, as well as when there are indicators of impairment. Intangible assets acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity and whose fair value can be measured reliably. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be included as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to the proportionate share of fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives. The adjustment made to intangible assets is HK$3,002 million (2004 - HK$3,877 million).

In February 2005, the Group’s various interests in India were reorganised under Hutchison Essar Limited (“Hutchison Essar”, also formerly known as Hutchison Max Telecom Private Limited), the Group’s mobile telecommunications operator in Mumbai (the “India Restructuring”). Prior to the India Restructuring, the Group’s effective interest in the six India operating entities ranged from 49% to 74%. Subsequent to the India Restructuring, Hutchison Essar owned 100% of the equity interest in the other five India operating entities and the Group held an effective interest of 56% in Hutchison Essar (the Group’s effective interest has subsequently changed to 53% and 54% in June and October 2005 respectively). Under both HKFRS and US GAAP, the reorganisation of the interest that was held by the Group was accounted for as a transaction amongst entities under common control. Under HKFRS, changes in the non-controlling interests of the Group were accounted for at their carrying value and the excess of consideration given up over the carrying value of the non-controlling interest acquired was recorded as an offset against goodwill. Under US GAAP, the acquisition of the non-controlling interests of the Group was accounted for using the purchase method, resulting in the percentage of assets and liabilities acquired being recorded at their fair value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

In July 2005, the Group privatised, by way of scheme of arrangement, Hutchison Global Communications Holdings (“HGC”), which holds the Group’s Hong Kong fixed-line business (the “HGC privatisation”). Part of the consideration was settled by issuance of shares. Under HKFRS, the HGC privatisation was considered as a transaction amongst entities under common control. The Group has accounted for the additional interests acquired at their carrying value at the date of the transaction and the excess of consideration given up over the carrying value of minority interests acquired being recorded as goodwill. Under US GAAP, this transaction was an acquisition of noncontrolling interests in subsidiaries and was accounted for using the purchase method, resulting in fair value adjustments being made to tangible assets and recognition of intangible assets. There is also a difference between HKFRS and US GAAP in the cost of acquisition. Under HKFRS, shares issued as consideration are recorded at their fair value as at the date of the exchange, the date that the Group is legally obliged to deliver cash or shares to the minority shareholders and the minority shareholders are legally obliged to give up their shares in HGC in return, i.e. the date when all the conditions that might prevent the transaction from proceeding have been met. Under US GAAP, shares issued as consideration are measured at their market price over a reasonable period of time before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The difference in consideration resulted in lower amount of goodwill of HK$56 million under US GAAP.

For the India Restructuring and the HGC privatisation, details of net assets acquired and goodwill are as follows:

	India Restructuring	HGC privatisation
	HK millions	HK$ millions
Purchase consideration	346	2,339
Carrying value of minority interest acquired	200	57
Fair value of net assets acquired – shown as below	103	363

Goodwill	43	1,919

The fair value of net assets acquired are as follows:

	HK millions	HK$ millions
Property, plant and equipment, net	(53)	440
Customer contracts and customer relationships	85	—
Distribution networks and direct sales associates relationship	45	—
Licences	17	—
Other assets	3	—
Deferred tax assets /(liabilities)	6	(77)

	103	363

In April 2005, the Group’s shareholding in Partner increased from 42.9% to 52.2% following the completion of a buyback of shares by Partner from certain of its shareholders. The Group is deemed to have acquired an additional 9.3% of the issued share capital of Partner and resulted in a consolidation of Partner as a subsidiary company. This transaction was accounted for using the purchase method under both HKFRS and US GAAP. Under HKFRS, all the assets and liabilities were fair valued, resulting in the differences between the fair value and book value of the portion of interests held prior to the transaction being included in the investment revaluation reserves. Under US GAAP, only the additional interest acquired is stepped up to its fair value, with minority interest recorded at historical costs.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(d) Impairment of goodwill

Under HKFRS, the Group will perform an impairment review to ensure its goodwill and other long-lived assets are carried at no more than their recoverable amount if there is an indication of impairment, or at least annually for goodwill. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use, based on present value calculations. The value in use test is performed for each cash-generating unit identified. A cash-generating unit is the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows from other assets or groups of assets. The cash generating unit can be a level or levels above the reporting unit, the reporting unit, or a level or levels below the reporting unit.

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

(e) Deferred financing fee

Under Hong Kong GAAP, finance costs incurred prior to 2000 relating to the arrangement of loan facilities were recorded as expenses at the inception of the arrangements.

Under US GAAP, these amounts are deferred and amortised over the term of the loan on a straight-line basis under which the amortised amount approximates the result obtained from the effective interest method.

(f) Derivatives

Under HKFRS, with the adoption of HKAS 32 and 39, derivative financial instruments are measured at fair value and recorded as assets or liabilities on the consolidated financial statements effective 1 January 2005. Under US GAAP, derivative financial instruments are recorded as assets or liabilities at fair value in all prior periods. Therefore, there is a GAAP difference in 2004 due to transitional provisions under HKFRS.

(g) Termination benefits

Under HKFRS, termination benefits are recognised when there is a legal or constructive obligation to pay the benefits. Constructive obligation exists when a termination plan has been prepared and management could have raised a valid expectation in those affected that the plan will be carried out by either starting to implement or announcing the plan.

US GAAP requires employers to recognise the obligation to provide post-employment benefits if the obligation is attributable to employees’ services already rendered, employees’ rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated. However, termination benefits are only recognised when the termination plan has been communicated to employees.

(h) Onerous contracts

Under HKFRS, the present obligation under a contract is recognised and measured as a provision if the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received.

Under US GAAP, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit should be recognised and measured at its fair value when the rights conveyed by the contract cease to be used.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(i) Capitalisation of loans net of related interest

Upon consummation of the Group’s restructuring for initial public offering (“the Restructuring”) in 2004, US GAAP requires that the Restructuring be accounted for as if it had been consummated as of the beginning of the periods presented. This resulted in the share capital of the Group when reconciled to US GAAP being retroactively restated for the effect of the capitalisation of the long-term amounts due to related companies in exchange for the shares in the Company issued to HWL. Pursuant to the Restructuring, HK$20,869 million of the net amount due to related companies was capitalised on 22 September 2004 as share capital and share premium of the Company, which comprised of both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on the balance sheet under HKFRS. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies. Thus, under US GAAP, the related interest expense till the date of capitalisation was debited against additional paid in capital. Under HKFRS, this interest expense was included in the consolidated profit and loss accounts. Additionally, loss per share in accordance with SFAS 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for the full year of 2004.

(j) Pension cost

Under HKFRS, as described in Note 2(x)(i), actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur outside the profit and loss account and are included in the statement of recognised income and expense.

Under US GAAP, unrecognised actuarial gains and losses are recognised by amortising the amount by which cumulative unrecognised gains and losses exceed 10% of the greater of the assets of the scheme and the defined benefit obligations over the average expected future working lifetime of the Group’s employees.

Under HKFRS, provision for severance payments in Thailand is accounted for under the actuarial method.

Under US GAAP, provision for severance payments in Thailand is accounted for under the gross method since the actuarial value of benefits on immediate termination exceeds the actuarial value of benefits at the expected date of separation.

(k) Share-based payments

Under HKFRS, as described in Note 2(x)(ii), share-based payments expense is determined by reference to the fair value of the options granted. In accordance with HKFRS 2, the Group applied this HKFRS to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005.

Under US GAAP, the Group has early adopted SFAS No.123R “Share-Based Payment” from 1 January 2005. SFAS 123R replaces FASB statement No.123, “Accounting for Stock-Based Compensation” and supersedes APB No.25, “Accounting for Stock Issued to Employees”. SFAS No.123R requires the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on fair value of the equity or liability instruments issued. Under US GAAP, share options that were granted after 7 November 2002 and vested before 1 January 2005 were accounted for based on APB No.25. Share options that were unvested as at 1 January 2005 were measured in accordance with the transitional provisions of SFAS No.123R. The Group used the modified prospective transition method as specified in the standard.

(l) Others

Other differences between HKFRS and US GAAP include:

(i) Capitalisation of interest expense

For HKFRS, interest costs incurred prior to the date the related asset is available for use are capitalised as construction in progress for borrowings identified as being related to the acquisition of the assets.

Under US GAAP, the interest cost incurred prior to the asset being ready for its intended use that could have been avoided if the expenditures for the fixed asset had not been made are capitalised as construction in progress.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

(ii) Telecommunication spectrum licences

Under HKFRS, licence fee payments made in India before 1999 were recorded as period costs.

Under US GAAP, licence fee payments made in India before 1999 were capitalised and amortised over the remaining licence period.

Subsequent to 1999, licence fees in India became variable and the payments made were recorded as period costs under both HKFRS and US GAAP.

Under US GAAP, interest cost incurred prior to the launch of the network was also capitalised as part of licence, which was expensed under HKFRS.

(iii) Sale and leaseback transaction

In 1998, the Group entered into a sale and leaseback transaction for certain of its mobile telecommunication assets. Under HKFRS, this transaction was accounted for as a defeased lease and, thus, the assets subject to the sale and leaseback arrangement have been accounted for as a financing lease. The arrangement for the financial assets transferred to a third party in exchange for payment of liabilities was considered meeting the criteria for offset under HKAS32 and therefore the related assets and liabilities have been presented on the balance sheet on a net basis.

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. A portion of the underlying assets has been impaired during the year ended 31 December 2004. Accordingly, impairment charge under US GAAP has been adjusted for the difference between the cost basis under HKFRS and US GAAP. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The related assets and liabilities as at 31 December 2005 are HK$2,210 million (2004 - HK$2,329 million).

(m) Deferred income tax

HKFRS and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and US GAAP as described above.

(n) Exchange translation adjustments

Under HKFRS, up to 1 January 2005, goodwill arising from business combinations was translated at historical exchange rates. As at 1 January 2005, with the adoption of HKAS21, goodwill is translated at closing rate for acquisitions take place after 1 January 2005.

Under US GAAP, goodwill and intangible assets arising from business combination are translated at the exchange rates prevailing at the year end.

In 2005, the amounts included in the reconciliation show the effect on the shareholders’ funds of the differences between HKFRS and US GAAP described above.

The cumulative translation adjustment impact of each reconciling item is included in each respective reconciling item in the reconciliation for shareholders’ funds. The cumulative translation adjustment line at the bottom of the reconciliation is the total of all such translation adjustments presented for information purpose.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Difference in operating income

The determination of operating income / loss under HKFRS is different from that under US GAAP. In 2003, the restated operating income reported per HKFRS is HK$1,170 million and the restated operating income reported per US GAAP is HK$111 million. The difference related to the classification of share of income from equity investees of HK$842 million and the rest of the differences between HKFRS and US GAAP described above.

In 2004, the restated operating income reported per HKFRS is HK$1,494 million and the restated operating loss reported per US GAAP is HK$558 million. The difference related to the classification of share of income from equity investees of HK$338 million and the profit on partial disposal of subsidiary company of HK$1,300 million being included in the HKFRS operating income and the result of the differences between HKFRS and US GAAP described above.

In 2005, the operating income reported per HKFRS is HK$2,240 million and the operating income reported per US GAAP is HK$1,966 million. The difference related to the classification of share of income from equity investees of HK$86 million and the profit on partial disposal of subsidiary company of HK$71 million being included in the HKFRS operating income and the result of the differences between HKFRS and US GAAP described above.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	2004	2005	2005
	HK$ millions (Restated)	HK$ millions	US$ millions
Share Capital
Balance, beginning of year	1,125	1,125	144
Issuance of ordinary shares	—	63	9

Balance, end of year	1,125	1,188	153

Additional paid in capital
Balance, beginning of year	19,417	19,041	2,457
Share issuance cost	(414)	—	—
Capitalisation of related company loans, net of interest	(108)	—	—
Waiver of loan from an intermediate holding company	146	—	—
Related to subsidiary companies acquired	—	1,801	232
Share-based payments	—	117	15

Balance, end of year	19,041	20,959	2,704

Accumulated deficits
Balance, beginning of year, as previously reported	(7,140)	(7,084)	(914)
Restatement	288	—	—

Balance, beginning of year, as restated	(6,852)	(7,084)	(914)
Net loss	(232)	(915)	(118)

Balance, end of year	(7,084)	(7,999)	(1,032)

Cumulative translation adjustments
Balance, beginning of years, as previously reported	(263)	(373)	(48)
Restatement	(275)	—	—

Balance, beginning of year, as restated	(538)	(373)	(48)
Translation adjustment	165	(214)	(27)
Related to subsidiary disposed of	—	119	15

Balance, end of year	(373)	(468)	(60)

Total shareholders’ equity	12,709	13,680	1,765

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Variable interest entities

The Group conducts its operations in India and Thailand through entities in which the Company does not have voting control or a majority of the direct equity interest. For the entities in India, in addition to its direct minority interest in each of the entities, the Group also had indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities in 2004. In February 2005, after the India Restructuring, the Group has 56% direct interest in all the India operating entities (the Group’s effective interest has subsequently changed to 53% and 54% in June and October 2005 respectively). The Group has also established an entity to facilitate the sale and leaseback transaction described in Note l(iii) above. Under HKFRS, these entities are included as subsidiary companies for the reasons described in Note 2(c). Under US GAAP, these entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46R”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46R, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46R has been applied for all periods presented.

The following entities are variable interest entities in which the Group is the primary beneficiary:

	Total assets as at 31 December 2004	Revenue for the year ended 31 December 2004	Total Assets as at 31 December 2005	Revenue for the year ended 31 December 2005
	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hutchison CAT Wireless MultiMedia Limited	1,774	1,217	1,419	1,045
Operating entities in India	9,606	7,075	14,004	9,991
Telecom Investments India Private Limited	1,014	—	1,024	—
Usha Martin Telematics Limited	252	18	1,069	6
Pacific Leasing Limited	2,329	—	2,210	—

The following entity is a variable interest entity in which the Group holds a variable interest, but is not the primary beneficiary:

	Hutchison Telecommunications Argentina S.A.
Balances and results as at and for the year ended 31 December	2004	2005
	HK$ millions	HK$ millions
Total assets	161	14
Revenue	43	32
Loss attributable to shareholders	12	113
The Group’s maximum exposure to loss as a result of its involvement	549	552

Fair value of financial instruments

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand. For entities in India, the put and call options are exercisable at anytime at fair value. For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Deferred taxation

As of December 2005, the Group had accumulated tax losses amounting to HK$9,809 million (2004 - HK$10,626 million) which may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong and overseas. The tax effect on the accumulated tax losses amounted to HK$2,203 million (2004 - HK$2,125 million).

The tax losses of the Hong Kong subsidiary companies can be carried forward indefinitely while the tax losses of subsidiary companies in overseas expire within periods ranging from 2006 to 2011. Realisation of deferred tax assets associated with tax loss carry forward is dependent upon generating sufficient taxable income.

At 31 December 2005, a valuation allowance of HK$2,578 million (2004 - HK$1,436 million) had been provided for against the remaining deferred tax assets related to the tax losses carried forward since management believes it is more likely than not that taxable income will not be sufficient in the foreseeable future to utilise the tax loss carry forward.

	2004	2005
	HK$ millions	HK$ millions
Net deferred tax (liabilities) /assets:
Deferred tax liabilities	(883)	(768)
Deferred tax assets	2,278	3,492
Valuation allowance	(1,436)	(2,578)

Net deferred tax (liabilities)/assets	(41)	146

Share-based Payments

Partner became the Group’s subsidiary from April 2005.

In July 2004, the board of directors of Partner approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance.

The purpose of the 2004 Plan is to promote the interests of Partner and its shareholders by providing employees, officers and advisors of Partner with appropriate incentives and rewards to encourage them to enter into and continue in the employment of or service to Partner and to acquire a proprietary interest in the long-term success of Partner. The 2004 Plan will remain in force for 10 years from its adoption in July 2004.

A total number of 5,775,000 ordinary shares of Partner (the “Partner Shares”), representing 3.15% of the total issued share capital of Partner as at the date of adoption of the 2004 Plan, may be issued under the 2004 Plan. The maximum number of options which may be issued and allotted to each participant under the 2004 Plan shall not exceed 1,834,615 Partner Shares, representing approximately 1% of the total number of shares in issue at the date of adoption of the said Plan.

An option shall become cumulatively vested as to one-fourth (25%) of the shares covered thereby on each of the first, second, third and fourth anniversaries of the date of the relevant grant, unless otherwise set by the compensation committee of Partner (the “Partner Compensation Committee”) being appointed by Partner’s board of directors to administer the 2004 Plan, in the relevant grant instrument. The exercise period during which an option may be exercised will be determined by the Partner Compensation Committee and will not exceed ten years from the date of grant of options. No payment is required to be made by the grantee on application or acceptance of an option.

The Partner Compensation Committee shall determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Shares during the preceding thirty trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Shares are traded, or if there is no sale of Partner Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Compensation Committee.

The board of directors of Partner adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform with the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. No options will further be granted under the aforesaid three Plans without the board of directors of Partner approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable.

Partner’s share-based compensation cost that was included in the consolidated income statement was HK$38 million for year ended 31 December 2005. The total income tax benefit recognised in the consolidated income statement for share-based compensation arrangements was HK$3 million for the year ended 31 December 2005.

The weighted average fair value of options granted during the year was determined using the Black-Scholes valuation model that uses the assumption noted in the following table.

2005
Expected volatility	58%
Expected dividends	0%
Risk-free interest rate	3.5%
Weighted average expected life	5 years

A summary of option activity under the employee stock option plan as of 31 December 2005, and changes during the post acquisition period (20 April 2005 to 31 December 2005) is presented below:

Options	Shares (in ‘000)	Weighted- Average Exercise Price (NIS)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (NIS million)
Outstanding at 20 April 2005	8,436	24.22
Granted	350	33.72
Exercised	(1,175)	16.32
Forfeited / Expired	(544)	26.17

Outstanding at 31 December 2005	7,067	25.85	7.4	91

Exercisable at 31 December 2005	2,839	23.83	5.4	42

The weighted-average grant-date fair value of options granted during the post acquisition period was approximately HK$36 (NIS21.27). The total intrinsic value of options exercised during the post acquisition period was approximately HK$44 million (NIS26 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

Cash received from option exercise under all share-based payment arrangements during the post acquisition period was approximately HK$32 million (NIS19 million). The actual tax benefit realised for the tax deductions from option exercise of the share-based payment arrangements totalled was approximately HK$5 million (NIS3 million) in 2005 for the post acquisition period.

At 31 December 2005, the total unrecognised compensation cost related to non-vested share-based compensation arrangements granted under the plans mentioned above amounted to HK$64 million (NIS38 million). This cost is expected to be recognised over a weighted-average period of two years.

Business Co-operation Contract

As discussed in Note 2(f), the Group obtained an investment licence to engage in a business co-operation under a Business Co-operation Contract (“BCC”) in Vietnam. Under HKFRS, the Group has recognised in its financial statements the assets that it controls and the liabilities that it incurs, as well as, the expenses that it incurs and its share of the income, if any, from the BCC. Under US GAAP, the BCC is accounted for as an operating lease in accordance with EITF 01-08 “Determining whether an arrangement contains a lease”. The difference between HKFRS and US GAAP does not have any impact on net income and shareholders’ equity as at 31 December 2005.

Goodwill from Acquisition of HCPT

The purchase price allocation associated with the acquisition has been finalised and was determined based on management’s assessment and independent valuation of the acquiree’s assets and liabilities.

Effect of Recent Pronouncements

SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognised by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after 15 December 2005; however, the statement does not change the transitional provisions of any existing accounting pronouncements. The Group does not believe the adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

FSP 13-1

In October 2005, the FASB issued FSP No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period” (“FSP 13-1”). This FSP addresses whether a lessee may capitalise rental costs incurred during a construction period. According to the FSP, rental costs incurred during and after a construction period are for the right to control the use of a leased asset during and after construction of a lessee asset. There is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, therefore, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognised as rental expense. FSP 13-1 is effective for financial periods beginning after 15 December 2005. The Group is currently assessing the impact of FSP 13-1 to its financial position, cash flows or results of operations.

EITF D-108

In 2005, the Group adopted EITF D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill,” Under EITF Topic D-108, registrants are required to use a direct value method for the impairment testing of indefinite lived intangible assets. Impairments of intangible assets recognised upon application of a direct value method by entities previously applying the residual method are to be reported as a cumulative effect of a change in accounting principle. The Group applied the direct value method to value intangible assets in all of its business combinations during the year. The adoption of EITF D-108 did not result in any impairment of intangible assets recognised in previous business combinations.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140” (“SFAS 155”). This Statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133; establishes a requirement to evaluate interests in securitised financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Group is currently assessing the impact of SFAS 155 to its financial position, cash flows or results of operations.

SFAS No. 156

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140”. This Statement amends FASB Statement No. 140, “Accounting for Transfer and Servicing Financial Assets and Extinguishments of Liabilities” (“SFAS 156”), with respect to the accounting for separately recognised servicing assets and servicing liabilities. This Statement amends the requirement for recognition and measurement of servicing assets and liabilities, and permits all separately recognised servicing assets and servicing liabilities to be subsequently remeasured. It also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognised servicing assets and servicing liabilities. SFAS 156 is effective for financial periods beginning after 15 September 2006. The Group is currently assessing the impact of SFAS 156 to its financial position, cash flows or results of operations.