Form 20-F
period 2006-12-31
Hutchison Telecommunications International LTD
filed 2007-06-27
CIK 1293257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 15 Ordinary Shares of nominal value HK$0.25 each; and	New York Stock Exchange
Ordinary Shares, nominal value HK$0.25 each	Hong Kong Stock Exchange New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value HK$0.25 each	4,765,972,542

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

Unless indicated otherwise, the financial information in this annual report has been prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which term collectively includes Hong Kong Accounting Standards, or HKAS, and related interpretations issued by the Hong Kong Institute of Certified Public Accountants, and is presented in Hong Kong dollars. HKFRS differs in some material respects from United States generally accepted accounting principles, or US GAAP. For a discussion of these differences and a reconciliation of net profit / (loss) attributable to equity holders of the company and shareholders’ equity to US GAAP, see “Operating and Financial Review and Prospects” below and note 36 to our consolidated accounts.

•	references to “Ghanaian Cedi” or “GHC” are to the currency of Ghana;

•	references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong;

•	references to “Indian Rupee” or “INR” are to the currency of India;

•	references to “Indonesian Rupiah” or “IDR” are to the currency of Indonesia;

•	references to “Japanese Yen” or “JPY” are to the currency of Japan;

•	references to “New Israeli Shekel” or “NIS” are to the currency of Israel;

•	references to “Sri Lankan Rupee” or “LKR” are to the currency of Sri Lanka;

•	references to “Thai Baht” or “THB” are to the currency of Thailand; and

•	references to “U.S. dollars,” “USD” or “US$” are to United States dollars.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on December 29, 2006, which was HK$7.78 = US$1.00. In addition, this annual report contains translations of Indian Rupees, New Israeli Shekels, Indonesian Rupiah, Japanese Yen and Thai Baht into Hong Kong dollars at the rates of INR1.00 = HK$0.1744, NIS1.00 = HK$1.86, IDR1.00 = HK$0.00086, JPY1.00 = HK$0.0657 and THB1.00 = HK$0.2134, respectively. This does not mean that the currencies have been or could be converted at any of these rates.

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

A. Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data about our company. We have derived the consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 from our audited consolidated accounts which are not included in this annual report on Form 20-F. We have derived the consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 from our audited consolidated accounts included in this annual report on Form 20-F. The summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, these consolidated accounts, including the related notes. These accounts have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm.

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

Our consolidated accounts have been prepared in accordance with HKFRS, which differ in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net loss attributable to shareholders and shareholders’ funds to US GAAP, see note 36 to our accounts.

We completed a restructuring of our company in September 2004, which is described in “Information on the Company—History and Development of the Company—The Restructuring” and elsewhere in this annual report. Under HKFRS, the restructuring was accounted for as if it had been consummated as of the beginning of the years presented, except that the capitalization of net long-term amount due to related companies and related interest expenses were not reflected until the restructuring occurred on September 22, 2004.

Under US GAAP, the restructuring was accounted for as if it had been consummated as of the beginning of the years presented. This resulted in our share capital when reconciled to US GAAP being retroactively restated for the effect of the capitalization of the long-term amounts due to related companies in exchange for our ordinary shares issued to members of the Hutchison Whampoa Limited group of companies. Pursuant to the restructuring, HK$20,869 million of the net amount due to related companies was capitalized on September 22, 2004 as share capital and share premium of our company, which comprised both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on our balance sheet under HKFRS. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies for the years presented. Thus, under US GAAP, the related interest expense prior to the date of capitalization was debited against additional paid in capital. Under HKFRS, this interest expense was included in the consolidated income statement.

	Year ended December 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
Consolidated income statements	(in millions, except per share data)
HKFRS
Continuing operations:
Turnover	7,635	10,045	14,845	24,356	33,378	4,290
Cost of inventories sold	(529)	(524)	(1,373)	(2,331)	(2,305)	(296)
Staff costs	(978)	(1,061)	(1,586)	(2,319)	(2,666)	(343)
Depreciation and amortization	(1,676)	(2,277)	(3,117)	(4,367)	(5,076)	(652)
Other operating expenses	(4,754)	(5,855)	(8,913)	(13,256)	(18,330)	(2,356)

Operating profit/(loss) before disposal of investments and others	(302)	328	(144)	2,083	5,001	643
Profit on disposal of investments and others, net(1)	278	—	1,300	71	44	6

Operating profit/(loss)	(24)	328	1,156	2,154	5,045	649
Interest income	87	56	24	65	121	16
Interest and other finance costs	(862)	(880)	(1,039)	(1,669)	(2,763)	(356)
Share of results of associates	53	842	338	86	(1)	—
Share of results of jointly controlled entities	(37)	—	—	—	—	—

Profit/(loss) before taxation	(783)	346	479	636	2,402	309
Taxation	(125)	(443)	(185)	(434)	(826)	(106)

Profit/(loss) for the year from continuing operations	(908)	(97)	294	202	1,576	203

Discontinued operations:
Loss from discontinued operations	(76)	(75)	(54)	(352)	—	—

Profit/(loss) for the year	(984)	(172)	240	(150)	1,576	203

Attributable to:
Equity holders of the Company:
- continuing operations	(966)	(321)	24	(416)	201	26
- discontinued operations	(76)	(75)	(54)	(352)	—	—

	(1,042)	(396)	(30)	(768)	201	26
Minority interest – continuing operations	58	224	270	618	1,375	177

	(984)	(172)	240	(150)	1,576	203

Earnings/(loss) per share from continuing operations, basic and diluted	(0.21)	(0.07)	0.01	(0.09)	0.04	0.01

Earnings/(loss) per share from discontinued operations, basic and diluted	(0.02)	(0.02)	(0.01)	(0.08)	N/A	N/A

US GAAP(2)
Loss attributable to shareholders	(791)	(330)	(232)	(915)	(493)	(63)

Loss per share, basic and diluted	(0.18)	(0.07)	(0.05)	(0.20)	(0.10)	(0.01)

(1)	The HK$1,300 million profit for the year ended December 31, 2004 is a one-time gain from the placement of shares in Hutchison Global Communications Holdings Limited, as further described in “Operating and Financial Review and Prospects—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.”
(2)	Both HKFRS and US GAAP data for the years presented reflect the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. However, the HKFRS data presented above does not reflect the effects of the capitalization of the net amount due to related companies as share capital and share premium of our company until the restructuring occurred on September 22, 2004. See note 36 to our accounts for further information regarding US GAAP and the reconciliation of our net profit/(loss) attributable to shareholders and shareholders’ equity/(deficit) under HKFRS to US GAAP.

	As at December 31,
	2002	2003	2004	2005	2006	2006
	HK$	HK$	HK$	HK$	HK$	US$
Consolidated balance sheets	(in millions)
HKFRS

Assets
Cash and cash equivalents	2,859	1,993	2,102	2,436	2,048	263
Restricted cash	575	6	10	1	—	—
Other current assets	1,639	3,177	4,211	10,706	10,549	1,356
Total non-current assets	26,724	31,991	34,397	46,448	67,121	8,627

Total assets	31,797	37,167	40,720	59,591	79,718	10,246

Liabilities
Current borrowings	6,354	5,483	13,844	7,690	16,048	2,063
Other current liabilities	4,792	6,016	6,852	10,781	13,817	1,776
Non-current borrowings	6,548	7,485	3,582	19,002	23,369	3,004
Amounts due to related companies (1)	18,805	22,903	—	—	—	—
Deferred tax liabilities	—	46	148	963	1,075	138
Other non-current liabilities	1,251	1,255	1,428	1,333	2,992	384

Total liabilities	37,750	43,188	25,854	39,769	57,301	7,365

Capital and reserves
Share capital	—	—	1,125	1,188	1,191	153
Reserves	(6,279)	(6,716)	12,705	14,982	15,468	1,988

Shareholders’ equity/(deficit)	(6,279)	(6,716)	13,830	16,170	16,659	2,141
Minority interest	326	695	1,036	3,652	5,758	740

Total equity	(5,953)	(6,021)	14,866	19,822	22,417	2,881

US GAAP(1)
Shareholders’ equity (2)	10,909	13,154	12,709	13,680	13,349	1,716

(1)	Both HKFRS and US GAAP data for the years presented reflect the effects of our restructuring in September 2004 as if the restructuring had occurred on January 1, 2002. However, the HKFRS data presented above does not reflect the effects of the capitalization of the net amount due to related companies as share capital and share premium of our company until the restructuring occurred on September 22, 2004. See note 36 to our accounts for further information regarding US GAAP and the reconciliation of our net profit/(loss) attributable to shareholders and shareholders’ equity/(deficit) under HKFRS to US GAAP.
(2)	In connection with our restructuring in September 2004, we issued additional ordinary shares to capitalize HK$20,869 million of the net outstanding loans from Hutchison Whampoa Limited and its group companies. The balance of HK$2,367 million of outstanding debt was offset by HK$2,056 million of receivables in our restructuring, leaving HK$311 million of non-capitalized debt.

Exchange Rate Information

The exchange rates set forth below between the Hong Kong dollar and the US dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers as certified by the Federal Reserve Bank of New York. On June 15, 2007, the exchange rate was HK$7.8188 per US$1.00. The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
Month	High	Low
	(HK$ per US$1.00)
December 2006	7.7787	7.7665
January 2007	7.8112	7.7797
February 2007	7.8141	7.8041
March 2007	7.8177	7.8093
April 2007	7.8212	7.8095
May 2007	7.8236	7.8044

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2002	7.7996
2003	7.7864
2004	7.7899
2005	7.7755
2006	7.7685

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Relating to Our Business

We have sold CGP Investments (Holdings) Limited, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunication operation, which will significantly affect our revenues and profitability and reduce the rate of growth of our business

On May 8, 2007, we completed the sale to a wholly owned subsidiary of Vodafone Group Plc, or Vodafone, of our entire interest in CGP Investments (Holdings) Limited, or CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar Limited, or Hutchison Essar, and its subsidiaries. During 2006, the India operation accounted for approximately 46.3% of our total revenues and 71.9% of our total operating profit, and as of December 31, 2006 it accounted for approximately 78.7% of our total customers. In addition, the India operation had been a major contributor to the growth of our business during the past three years. As a result of this sale, we may not enjoy the same economies of scale and rates of growth that we had before we sold CGP Investments Holdings. See “Operating and Financial Review and Prospects” for more information regarding how the sale of CGP Investments Holdings may affect our financial condition and results of operations.

In addition, under the terms of the sale and purchase agreement that we entered into with Vodafone, there are restrictions on our ability to directly or indirectly carry on, engage in or acquire an economic interest in, any business in India that competes with the telecommunications business of Hutchison Essar for a period of three years from the date of completion of the sale.

Under the sale and purchase agreement, we will also be subject to warranty claims by Vodafone. Although we have agreed to allow Vodafone to retain US$352 million from the sale proceeds that it may apply against certain liabilities that it may incur during the ten years following the completion of the sale, we cannot assure you that we will not need to make additional payments and that such additional payments will not adversely affect our financial condition and results of operations.

Following our sale of CGP Investments Holdings to Vodafone, our financial condition and results of operations will be significantly dependent upon our Israel and Hong Kong operations

Following our sale of CGP Investments Holdings to Vodafone, Israel and Hong Kong will each represent a much larger percentage of our operations. Excluding results from the India operation, during 2006 our Israel and Hong Kong operations represented approximately 54.7% and 36.8%, respectively, of our total turnover, and 120.5% and 35.7%, respectively, of our total operating profit. Similarly, excluding customers in India, as of December 31, 2006, Israel and Hong Kong accounted for approximately 42.4% and 34.0%, respectively, of our total customers. Changes in demand, economic and political developments, regulatory changes and operational difficulties in either or both of these markets will have a significantly greater effect on our business than when our business included the India operation. If revenue from these two markets declines and we are not able to generate a comparable amount of income from our other market areas, our business and financial performance may be adversely affected.

We may face risks associated with acquisitions, investments, strategic partnerships or other ventures

With the proceeds from the sale of CGP Investments Holdings, we intend to seek opportunities in telecoms markets that we believe can create long-term value for our shareholders. This may result in us pursuing strategic acquisitions or investments as appropriate opportunities arise. We may not be successful in identifying suitable acquisition, investment or strategic partnership candidates. Even if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or on a timely basis, or at all. In addition, we may incur indebtedness to pay for any acquisition or investment. Such acquisitions and investments involve other risks, such as:

•	the diversion of our management's attention and other resources from other business concerns;

•	expenses, delays and difficulties in assimilating and integrating the operations, technologies, products and personnel of the acquired company;

•	not realizing the anticipated benefits of any acquisition or investment;

•	adversely affecting our financial condition due to the timing of the acquisition or investment; and

•	potentially acquiring undisclosed or underestimated liabilities

If any of these risks are realized, our business, financial condition and results of operations could be materially adversely affected.

We face significant competition in our markets, which could affect current and potential customers, revenues and profitability

We face significant competition in our markets. In particular, we expect competition among providers of mobile telecommunications services, including new entrants (such as mobile virtual network operators, or MVNOs, which are providers of mobile telecommunications services that do not own their own allocation of spectrum), to continue to drive prices for services and handsets (which we subsidize in some markets) lower. In addition, number portability requirements, which enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, have been introduced in some of the markets in which we operate and will likely be introduced in other markets in the future. In particular, in Israel a mobile number portability plan was required to be implemented by September 2006. At present, however, none of the mobile telecommunications operators in Israel, including Partner Communications Company Ltd., or Partner, our mobile telecommunications operator in Israel, has implemented mobile number portability yet despite efforts to introduce the requisite technology and to coordinate the transition to number portability by that date. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase our marketing, distribution and administrative costs, slow growth in the number of our customers and reduce our revenues.

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

We may not realize the benefits we expect from our capital expenditures, which may adversely impact our business

We have made significant capital expenditures on our network infrastructure and information technology systems to provide the services we offer. Our capital expenditures were HK$4,658 million in 2004, HK$4,718 million in 2005 and HK$9,119 million (US$1,172 million) in 2006, a significant majority of which were comprised of expenditures on telecommunications and network equipment. In order to continue to develop our business and offer new services, we intend to continue to invest in networks in new service areas as well as new technologies, which we expect will result in substantial capital expenditures. As a result of our sale of CGP Investments Holdings, we will no longer need to make any capital expenditure in India. Accordingly, our capital expenditure is expected to decrease in 2007 to an anticipated level of HK$6,000 million (US$771 million) to HK$7,000 million (US$900 million), more than half of which we expect to be used for network build-out in our new operations in Indonesia and Vietnam.

We may not be successful in marketing these new services to consumers, thus impairing the return from our expenditures. We cannot assure you that services enabled by new technologies we implement will generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of new service areas and new technologies, and we cannot assure you that our estimate of the necessary capital expenditure will not be exceeded. If we do not realize the anticipated benefits of our capital expenditures, or if our required expenditures exceed our estimates, our financial condition and results of operations could be materially and adversely affected.

We have a history of losses and negative cash flows, which may continue and adversely affect our ability to meet our business and growth objectives

We have incurred losses and recorded negative cash flows in recent years. Although we had a profit attributable to equity holders of HK$201 million (US$26 million) in 2006, we had a loss attributable to equity holders of HK$768 million in 2005 and HK$30 million in 2004. The loss in 2004 was after a one-time profit of HK$1,300 million from the placement of shares in Hutchison Global Communications Holdings Limited, or Hutchison Global Communications Holdings, as further described in “Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2005 Compared to Year Ended December 31, 2004—Group Results.” Our mobile telecommunication operations in Hong Kong returned to operating profit in 2006 after operating losses in 2004 and 2005, while we have experienced operating losses in our Thailand operation throughout its history, and we expect our new operations in Indonesia and Vietnam to be loss-making in 2007. As of December 31, 2006, we had an accumulated loss of HK$6,915 million (US$889 million).

It is possible that we will record losses in some future periods, and we cannot assure you that our losses will not increase in the future or, in the event that we do have profits, that we will be able to sustain our operating profits. We refer you to “Operating and Financial Review and Prospects” for more information regarding our financial condition and results of operations.

We require substantial amounts of capital for our business operations, and if we fail to obtain needed capital, or there are restrictions on our ability to finance our operating companies, it may materially and adversely affect our growth prospects and future profitability

We require substantial capital to build, maintain and operate our telecommunications networks. We may also potentially require significant amounts of capital to acquire and invest in other telecommunications companies and spectrum rights. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. Our ability to obtain additional financing on favorable commercial terms will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by telecommunications companies; and

•	economic, political and other conditions in the markets where we operate.

Any new borrowings could include terms that restrict our financial flexibility, including the amount of debt we may incur in the future, or may restrict our ability to manage our business as we had intended. If we are unable to renew existing funding or obtain additional funding in a timely manner or on acceptable terms, our growth prospects, competitive position and future profitability could be materially and adversely affected.

In addition, our operating companies may require financing or guarantees from us to help fund their capital expenditures and working capital requirements. We may also face legal or administrative restrictions on our ability to finance operations. For example, in December 2006, the central bank of Thailand implemented an unremunerated reserve requirement on short-term capital inflows, under which financial institutions in Thailand are now required to withhold 30% of foreign currencies bought or exchanged against the Thai baht. Restrictions such as this can adversely affect our ability to provide funding to our operating companies. We cannot assure you that limitations on our ability to convert or transfer currencies to our operating companies would not have a material adverse effect on our financial condition and the results of our operations.

Our major shareholders may take actions that are not in, or may conflict with, our other shareholders’ best interests

Our largest shareholder is Hutchison Whampoa Limited, or Hutchison Whampoa, which as of June 15, 2007 held approximately 50.0% of our shares. In addition, Cheung Kong (Holdings) Limited, or Cheung Kong Holdings, which as of the same date held 49.97% of Hutchison Whampoa, directly held 1.1% of our shares through its wholly owned subsidiaries. Although Cheung Kong Holdings has, pursuant to Rule 13d-4 under the Exchange Act, expressly disclaimed beneficial ownership of those of our shares held by Hutchison Whampoa, the combined shareholding of Hutchison Whampoa and Cheung Kong Holdings exceeds 50%.

Our other major shareholder is Orascom Telecom Holding S.A.E., or Orascom Holding, which as of June 15, 2007 held approximately 19.2% of our shares. Individually, Hutchison Whampoa and Orascom Holding are each able to influence our business through their ability to significantly affect the outcome of matters put before shareholders for approval and through their respective representatives on our board of directors. Together, their combined shareholding exceeds 68%, which gives them the ability to control actions that require majority shareholders’ approval.

Neither shareholder is obligated to exercise its rights as a shareholder in our best interests or the best interests of our other shareholders. Both major shareholders may engage in activities that conflict with such interests. We have entered into a non-competition agreement with Hutchison Whampoa that restricts Hutchison Whampoa from competing with us in certain markets. This agreement will terminate if Hutchison Whampoa’s control of our shares falls below certain specified thresholds. See “Major Shareholders and Related Party Transactions—Related Party Transactions—Related Party Transactions with Hutchison Whampoa—Non-competition Agreement” for a discussion of the terms of the non-competition agreement. Orascom Holding is engaged in the telecommunications business in numerous countries and may compete directly or indirectly with us in the future. Orascom Holding has not entered into any non-competition agreement with us. If the interests of either of our major shareholder conflicts with the interests of our other shareholders, or if either major shareholder chooses to cause our business to pursue strategic objectives that conflict with the interests of our other shareholders, those other shareholders could be disadvantaged by the actions that Hutchison Whampoa, Orascom Holding, or the two major shareholders together, chooses to pursue. We cannot assure you that any conflict of interests and overlap of business activities and operations between Hutchison Whampoa or Orascom Holding, on the one hand, and us on the other hand, will not materially and adversely affect our financial condition, results of operations and prospects.

Furthermore, certain adverse events may occur if Hutchison Whampoa’s equity interest in our company falls below specified thresholds, which is an event that would be beyond our control. For example, under a HK$6 billion three-year senior secured revolving credit facility that we entered into in May 2005, it is a mandatory repayment event if Hutchison Whampoa ceases to own, directly or indirectly through its subsidiaries, at least 40% of our issued voting share capital. In addition, Hutchison Whampoa has the right to terminate brand license agreements that it has entered into with our operating companies if its indirect interest in those licensee operating companies falls below specified thresholds. We cannot assure you that if the relevant shareholding thresholds are breached that Hutchison Whampoa would not exercise these rights and that such an exercise will not materially and adversely affect our financial condition, results of operations and prospects. Similarly, Hutchison Whampoa has the right to terminate shared services that it provides to us if its indirect interest in us falls below specified thresholds, and it may also terminate shared services that it provides to any of our subsidiaries if we cease to consolidate that subsidiary in our consolidated financial statements.

In addition, we currently benefit from our ongoing relationship with Hutchison Whampoa and its other subsidiaries and affiliates through their global reach and relationships. We cannot assure you that Hutchison Whampoa will continue to allow us to have access to such benefits in the future.

We do not own all of the intellectual property rights necessary to operate our business, and if any of these intellectual property rights become unavailable to us, we could face disruptions in our operations

We do not own all of the intellectual property rights in the brand names that we use to market our services. We have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “ 3 ” , “Hutch” and “ Hutchison Telecom” and other trademarks that include the word “ Hutchison” or derivations thereof royalty-free until the relevant change of control provisions as agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. We use the 3 brand in Hong Kong, Macau and Indonesia, and the Hutch brand in Thailand and Sri Lanka. We also have been granted licenses to use certain trademarks from non-Hutchison Whampoa entities, notably the “ Orange” brand, which we license from a subsidiary of Orange SA. We use the Orange brand for our mobile telecommunications operations in Israel. In addition, the “HT Mobile” trademark, which is used by our Vietnam operation, is owned by Hanoi Telecommunications Joint Stock Company, our partner in Vietnam.

Hutchison Whampoa has the right to terminate its brand license agreements with our operating companies if its indirect interest in those licensee operating companies falls below specified thresholds. If these ownership thresholds are breached, which is an event that would be beyond our control, or if we breach the terms of our licenses with non-Hutchison Whampoa entities, we may have to renegotiate the terms of these trademark arrangements and/or pay royalties for the use of the relevant trademarks and domain names, or could lose the use of such trademarks and domain names altogether. We cannot assure you that the fees and terms of use will be commercially acceptable to us if we have to renegotiate these arrangements. If any of the brands under which we operate become unavailable to us, we could face disruptions in our operations and, as a consequence, our financial condition and the results of our operations could be materially and adversely affected due to the importance of the trademarks and domain names to the branding of our business operations.

The ability of our operating companies to generate earnings is important to our business, and any decline in the earnings of our operating companies or restrictions on our ability to transfer or convert currencies from the countries in which our operating companies are located could materially and adversely affect our earnings, cashflow and operational flexibility

We currently conduct all our operations through our operating companies. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our operating companies. Our sources of cash flows include dividends paid to us by our operating companies and shareholder loans repaid to us by our operating companies. If earnings from our operating companies were to decline or if our operating companies were unable to repay the shareholder loans, our earnings and cash flow could be materially and adversely affected.

In addition, disruption of the international foreign exchange markets may limit our ability to transfer or to convert currencies from the countries in which our operating companies are located into Hong Kong dollars and other currencies. Furthermore, the governments of certain countries in which we operate have instituted, and other countries may in the future institute, restrictive exchange rate policies that limit or restrict our ability to convert currencies into their respective currencies or to convert their respective currencies into other currencies or to transfer other currencies out of their jurisdictions. We cannot assure you that currency fluctuations or limitations on our ability to convert or transfer currencies would not have a material adverse effect on our financial condition and the results of our operations.

As a result of statutory or regulatory restrictions on foreign ownership, we do not own the majority of the voting stock in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

Governmental policy and/or regulations in some countries in which we currently operate or may operate in the future limit the nature and extent of our investments in those countries. For example, we may not own 50% or more of the equity of any company engaged in the provision of certain restricted services, which include telecommunications services, in Thailand. Moreover, in Vietnam, foreign ownership of an entity that operates a telecommunications network is prohibited, as a result of which we conduct our operations there through a business cooperation contract with a Vietnamese partner that owns the network.

As a result, our ownership interests in our operating companies in these countries do not in every instance provide us with the ability to control all actions that require shareholder approval and our ability to manage such operating companies may be hindered. Although we may participate in the management of such operating companies, we may not have the ability to prevent them from engaging in activities or pursuing strategic objectives that may conflict with our interests or overall strategic objectives. See “Information on the Company—Business Overview—Operating companies review—Thailand—Ownership” and “—Vietnam—Ownership.”

We rely upon an exemption to avoid being regulated as an investment company under the U.S. Investment Company Act of 1940 and may be required to take actions that are inconsistent with our business interests or objectives if we are no longer able to rely on that exemption

The U.S. Investment Company Act of 1940, or the 1940 Act, provides that a company is an investment company if, among other things, (i) more than 40% of the value of the company’s total assets is represented by investment securities, which, under the applicable definition, includes minority equity investments, or (ii) more than 50% of the value of the company’s total assets is represented by securities and/or cash. The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations and transactions with affiliates, that would be incompatible with our operations.

As the result of the receipt of cash proceeds from our sale of CGP Investments Holdings to Vodafone, we may have greater difficulty in avoiding being classified as an investment company. We believe that we would qualify for a one-year safe harbor exemption from classification as an investment company available under the 1940 Act for companies that are “transient” investment companies if we were required to rely upon the exemption. During this one-year period, we must reduce our holdings of cash and/or securities, increase our holdings of assets that are not investment securities or do both such things. These actions could affect our ability to implement our business strategy or cause us to suffer losses. In addition, we cannot assure you that we will be successful in reducing our holdings of cash and securities or increasing our holdings of assets that are not investment securities. If we need to rely on the one-year safe harbor exemption, we will not be able to utilize the exemption for a period of two years after the one-year exemption.

If we were deemed to be an investment company in the future, we would, among other things, effectively be precluded from making public offerings of our securities in the United States. This could impede our ability to raise additional capital or to implement our business plan.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes and U.S. holders of our shares may be subject to special rules regarding taxation because of our PFIC status

A non-U.S. corporation is classified as a PFIC if: (i) 75 percent or more of its gross income (including its pro rata share of gross income of any corporation of which it is considered to own 25 percent or more of the shares by value) in a taxable year is passive income, or (ii) 50 percent or more of its assets by value (including its pro rata interest in the assets of any company of which it is considered to own 25 percent or more of the shares by value) produce, or are held for the production of, passive income. The receipt of the cash proceeds from our sale of CGP Investments Holdings to Vodafone may cause the average value of our assets producing passive income to equal or exceed 50% for our 2007 and/or 2008 taxable years. The determination of PFIC status is made on an annual basis, and will depend on, among other factors, how we use the sale proceeds, when such use of the sale proceeds occurs, and, if necessary, the availability of a special relief provision under Section 1298(b)(3) of the US Internal Revenue Code of 1986, or the Code, for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business, also known as the change of business exception.

To qualify for the change of business exception, which provides relief only for the year of disposition, we would need to satisfy the following conditions: (i) we have never previously been a PFIC; (ii) "substantially all" of the passive income for the year is attributable to proceeds from the disposition of one or more "active trades or businesses", as those terms are used and interpreted under the Code; and (iii) we are not a PFIC for either of the next two taxable years. We intend to seek guidance from the US Internal Revenue Service, or IRS, regarding the applicability of the change of business exception to our sale of CGP Investments Holdings in 2007. We cannot assure you that we will receive favorable guidance from the IRS.

We cannot assure you that we will not be a PFIC for 2007 or any subsequent taxable year. If we are required to rely on the change of business exception for 2007, assuming that we are eligible to rely upon it, then we will need to reduce our holdings of assets generating passive income, increase the average value of our non-passive assets, or do both such things so that less than 50% of the average value of our total assets in 2008 and 2009 are passive. These actions could affect our ability to implement our business strategy or cause us to suffer losses. In addition, we cannot assure you that we will be successful in reducing our holdings of passive assets or increasing our holdings of non-passive assets. If we are found to be a PFIC for 2008 or 2009, then we would be retroactively ineligible for the change of business exception, but may not know and will not be able to inform you of such determination until 2009 or 2010.

If we are a PFIC, U.S. shareholders will be subject to certain adverse U.S. federal income tax consequences with respect to, among others, (i) the tax rates for dividends, (ii) “excess distributions” and (iii) gains realized on the sale or other disposition of shares. The consequences of our being a PFIC are described further in “Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Relating to Markets Where We Operate

The application of several aspects of regulations and policies on foreign ownership may be unclear, and changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on our financial condition and results of operations

The application of several aspects of regulations and policies on foreign ownership in the markets in which we operate may be unclear. In addition, the regulators in the countries such as Israel, Thailand and Vietnam, in which we are subject to foreign ownership restrictions, may re-evaluate foreign ownership restrictions and other regulations applicable to the telecommunications and other sectors. In January 2007, the Thai Cabinet approved in principle a bill to amend certain provisions of the existing Foreign Business Act, 1999 to, among other things, prevent foreigners from engaging in a restricted business, such as the telecommunications business, through preference share structures that allow them to control the voting rights of more than half of the total votes of that company even though they have invested in less than half of the registered capital of that company. For a further description of the proposed amendment and how it could affect us, see “Information on the Company—Business Overview—Regulation—Thailand.”

These changes of law, regulation or policy, or clarifications of, or changes in, the application or interpretation of existing or proposed laws, regulations or policies could require us to remove or amend our existing arrangements and reduce our voting and/or economic interests in the relevant companies. Any such removal, amendment or reduction could affect our ability to implement our business strategy in the affected countries.

Further, we do not have complete control over whether those of our operating companies that are subject to foreign ownership restrictions are compliant with such restrictions. Compliance may be affected by whether other shareholders in such operating companies are domestic or foreign as determined in accordance with the applicable rules, regulations or license conditions.

If foreign ownership restrictions are determined to have been violated, monetary and criminal penalties could be imposed, and relevant licenses or agreements could be cancelled. Any of the foregoing could have a material adverse effect on our financial condition and the results of our operations.

Depreciation or fluctuation of the currencies in which we conduct operations relative to the Hong Kong dollar could adversely affect our financial condition and the results of our operations

If the currencies of various countries in which we conduct our operations fluctuate relative to the Hong Kong dollar, which we use as our reporting currency in our consolidated accounts, these fluctuations may result in exchange losses or gains and increases or reductions in our debt after translation into Hong Kong dollars. In 2006, we recorded a net exchange gain of HK$9 million (US$1.2 million) compared to a net exchange loss of HK$18 million in 2005 and a gain of HK$79 million in 2004.

Partner is exposed to, and currently engaged in, a variety of legal proceedings, including class action lawsuits.

Due to the legal environment of Israel and the scope and magnitude of Partner’s operations, Partner is subject to the risk of a large number of lawsuits, including class action suits by consumers which may be costly to defend and which may result in significant judgments against it. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981, include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws. These laws have reduced the requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for approval of class actions and the number of class action suits against Partners, and may increase Partner’s legal exposure and legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, Partner is engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts.

Volatility in social, political and economic conditions in the countries where we operate may adversely affect our business.

Many of our operating companies and a substantial portion of our total assets are located in countries, including Israel, Indonesia, Thailand and Sri Lanka, that have experienced social, political and economic volatility. For example, Israel was engaged in an armed conflict in July and August 2006 with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and which disrupted most day-to-day civilian activity in northern Israel. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on the business, financial condition or results of operations of our Israeli business. During an emergency in Israel, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation, control of our network in Israel may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the Israeli public. During such circumstances, the Israeli government also has the right to withdraw temporarily some of the spectrum granted to our Israeli business.

Furthermore, in September 2006, the Thai army staged a coup against the then-government, and in Sri Lanka there has been a sharp escalation in violence since late 2005 in the conflict between the Sri Lankan government and Tamil separatists. Developments in these countries and other countries in which we operate in the future, including uncertainties arising from economic liberalization and deregulation policies, future economic crises, outbreaks of hostility and political instability, may have a material adverse effect on our business, financial condition and results of operations.

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

In March 2005, the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Telecommunications Law, was amended to require the Israeli Minister of Communications to implement a mobile number portability plan in Israel and, separately, a fixed number portability plan by September 2006. The number portability plan would permit customers in Israel to change their service provider to another network operator while retaining the same telephone number. Once implemented, we anticipate that number portability will provide network operators with the opportunity to transfer other operators’ customers to their network, which will likely increase churn rates and may increase customer acquisition and retention costs.

Despite efforts to introduce the requisite technology and to coordinate the transition to number portability by September 2006, at present none of the cellular or fixed-line operators in Israel has implemented number portability. Partner and two other mobile telecommunications operators have filed a petition with the Israeli High Court of Justice requesting that the court order the Government of Israel and the Ministry of Communications to show cause for failing to amend the Telecommunications Law in order to postpone the number portability implementation deadline. The justifications for the petition include Partner's inability to comply with the implementation timeline due to the unique technological environment of the Israeli cellular market, the complex requirements of the Israeli regulator and the absence of a detailed plan as was originally contemplated by the law. Consequently, since September 2006, all relevant telecommunications license holders, including Partner, face the risk of claims for violating the Telecommunications Law and the terms of the general license without having the ability to comply with the law or the license. Individual customers have sought to intervene in the petition and have also filed a purported class action against Partner and other mobile and fixed-line operators based on their alleged failure to comply with the number portability requirements.

In May 2007 the Ministry of Communications of Israel announced that the latest implementation date for number portability would be December 1, 2007. The Ministry of Communications has, despite announcing the later date, stated that it is nonetheless considering imposing monetary sanctions on relevant telecommunication license holders, including Partner, in accordance with the Telecommunications Law for allegedly violating their obligations to implement number portability by September 2006.

The Ministry of Communications of Israel is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ customers while in Israel using Partner's network as well as for calls made by Partner's customers using their handsets abroad. Because Partner considers roaming charges to be a significant source of revenue, such regulatory limits could adversely affect the company's revenues.

In November 2006, Partner's license was amended in a manner that obligates it as of January 2007 to provide, in all calls made to its customers that are directed to voicemail, an announcement that the call is being directed to voicemail. Partner is not allowed to charge for a call terminated up to one second after the announcement is made. Such regulation has adversely affected its financial results.

In some cases, regulators may also be competitors. While regulators may have been granted powers to ensure a level playing field among the various mobile telecommunications operators, we cannot assure you that the relevant government will ensure a level playing field between government-owned companies and private operators.

Required licenses and permits may be difficult to obtain in those countries where we operate a network, and once obtained may be amended or revoked or may not be renewed

Our operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Our operating licenses specify the services we can offer and the frequency spectrum we can utilize for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. We cannot assure you that the relevant authorities will not take actions that could materially and adversely affect us. Our operating licenses are generally renewable upon expiration. However, we cannot assure you that they will be renewed or that any renewal on new terms will be commercially acceptable to us. If we fail to renew any of our licenses, we may lose the ability to continue to operate the affected business, and the realizable value of our relevant network infrastructure and related assets may be materially and adversely affected.

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

The deployment of our networks requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. We have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits. For example, our Israeli business, like its competitors, has experienced difficulties in obtaining some consents and permits, especially those from local building authorities. As of December 31, 2006, approximately 20% of our antenna sites in Israel were operating without local building permits or applicable exemptions.

Failure to obtain cell sites could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

We are dependent on interconnection with our competitors’ networks and associated infrastructure as well as roaming arrangements with other telecommunications operators

Our ability to provide commercially viable mobile and fixed-line telecommunications services depends, in part, upon our interconnection arrangements with other telecommunications operators. In particular, we are dependent on interconnection with our competitors’ mobile and fixed-line networks and associated infrastructure for the successful operation of our business. The framework by which interconnection charges are made in certain jurisdictions where we operate are currently being reviewed by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of our interconnection agreements. We cannot assure you that we will be able to maintain our interconnection agreements on terms that are commercially acceptable to us or that any material increase in the interconnection expenses would not have a material adverse effect on our financial condition and the results of our operations.

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

Concerns about health risks relating to the use of mobile handsets may adversely affect our prospects

Media and other reports have linked radio frequency emissions from mobile handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions cause health problems, concerns over radio frequency emissions may discourage the use of mobile handsets in the countries in which we conduct business, which could have a material adverse effect on our business, financial condition and results of operations. Various government authorities in the markets in which we operate could also increase regulation of mobile handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the United States against certain participants in the telecommunications industry alleging various adverse health consequences as a result of mobile handset usage, and we may be subject to similar litigation in the future. Research and studies are ongoing, and we cannot assure you that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could adversely affect the use of mobile handsets and, as a result, our future financial performance.

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

A. Business Overview

Group Overview

We are a global provider of mobile and fixed-line telecommunications services. We currently operate, or are rolling out, telecommunications services in eight markets around the world: Hong Kong, Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. Prior to May 8, 2007, we provided mobile telecommunications services in India.

Notable developments during 2006 and 2007 included the following:

•

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries, for cash consideration of approximately US$11,080 million before costs, expenses and interest payable by Vodafone. On May 8, 2007, we also entered into a supplemental deed with Vodafone pursuant to which Vodafone, in consideration for waiving certain potential claims against us under the sale and purchase agreement, was permitted to retain US$352 million from the sale price to apply against certain specified liabilities which Vodafone might incur in connection with the interests that it had effectively acquired during a period of up to ten years following the date of completion of the sale. Having regard to the terms surrounding the retention and release of the amount retained by Vodafone, our board of directors has considered it prudent to make a full provision against recovery of any part of the amount retained by Vodafone.

Under the terms of the sale and purchase agreement that we entered into with Vodafone, we also agreed to restrictions on our ability to directly or indirectly carry on, engage in or acquire an economic interest in, any business in India that competes with the telecommunications business of Hutchison Essar for a period of three years from the date of completion of the sale.

In connection with the sale of CGP Investments Holdings, in March 2007 we entered into a conditional settlement agreement with Essar Teleholdings Limited, or Essar Teleholdings, and certain of its affiliates pursuant to which they agreed to, among other things: (i) refrain from doing anything that would prevent, delay or inhibit completion of the sale; (ii) use all reasonable endeavours to ensure that completion of the sale is achieved as soon as practically possible; (iii) waive any rights they have or claim to have in respect of certain matters including those related to the sale; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the sale, we agreed to make scheduled payments to an affiliate of Essar Teleholdings aggregating US$415 million before interest, of which US$373.5 million has now been paid.

As a result of the sale, we expect to realize an estimated pre-tax gain of approximately US$9,000 million after taking into account the US$415 million settlement amount payable to Essar Teleholdings, the US$352 million amount retained by Vodafone, interest on the consideration paid to us by Vodafone, transaction costs and expenses. We also realized a net cash inflow of approximately US$10,830 million before payment of the settlement amount to Essar Teleholdings.

During 2006, the Indian business represented 46% of our total turnover, 72% of our total operating profit and 42% of our total operating expenses. In addition, as of December 31, 2006, the Indian business held 40% of our total outstanding debt, all of which was effectively assumed by Vodafone upon completion of the sale of CGP Investment Holdings.

•

On May 22, 2007, we declared a special dividend to shareholders equal to HK$6.75 (US$0.87) per share, or approximately HK$32,230 million (US$4,143 million) in aggregate, payable on June 29, 2007. The special dividend will be paid out of the proceeds from our sale of CGP Investments Holdings to Vodafone.

•

In July 2006, Partner, our mobile telecommunication operator in Israel, acquired the transmission business of Med I.C.–1 (1999) Ltd., or Med-1, including its fiber-optic cable infrastructure comprising a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately NIS 71 million (US $17.0 million).

•

Also in July 2006, we sold our wholly-owned subsidiary Vanda IT Solutions & Systems Management Limited, or Vanda IT Solutions, which provided information technology solutions, and loans that we had extended to Vanda IT Solutions and its subsidiaries, to a wholly-owned subsidiary of our largest shareholder, Hutchison Whampoa.

•	In October 2006, we were awarded a 3G license for Macau and subsequently began to upgrade our existing network to a 3G network. The license was issued with effect from June 5, 2007.

•	In January 2007, Partner was granted a a license for the provision of domestic fixed-line telecommunications services in Israel.

•	Also in January 2007, we launched mobile telecommunications services in Vietnam under the brand name “HT Mobile”

•	In March 2007, we launched mobile telecommunications services in Indonesia under the “3” brand.

Using 2G GSM, CDMA, GPRS, and 3G platforms, we offer customers a wide variety of telecommunications services, ranging from basic voice and data services to multimedia services using advanced mobile technology.

Our 3G services in Hong Kong, Indonesia and Israel bring customers a wide range of content covering sports, news, entertainment and finance. In Israel and Hong Kong, we offer HSDPA technology, which permits significantly faster data transfer rates. Through the “X-Series” services, in Hong Kong we also provide our customers with access to a host of popular mobile broadband Internet applications.

In Thailand and Vietnam, we provide multimedia services over CDMA2000 1X networks.

Each of our businesses enjoys access to our global brands. We use the “3” brand in Hong Kong, Macau and Indonesia and the “Hutch” brand in Thailand and Sri Lanka. We previously used the the “Hutch” brand in India. In Israel, we use the “Orange” brand and in Vietnam we use the “HT Mobile” brand.

In 2006, we had total turnover of HK$33,378 million (US$4,290 million). Operating profit before disposal of investments and others was HK$5,001 million (US$643 million) and profit attributable to equity holders was HK$201 million (US$26 million). As of December 31, 2006, we had a total of approximately 29.6 million mobile customers. The following table sets forth the number of our mobile customers by market as of December 31, 2006.

Market	Number of Mobile Customers
(thousands)
Hong Kong mobile (including Macau)	2,139
India	23,306
Israel	2,669
Thailand	728
Sri Lanka	559
Ghana	200

Total	29,601

In addition, our fixed-line operations had over 331,000 residential voice lines and approximately 237,000 residential broadband customers as of December 31, 2006.

Business strategy

Our main strategy is to focus on mobile telecommunications services markets with the potential for high growth, in terms of customers and/or the value of services provided. We believe that a combination of strong economic growth and favorable demographic profiles in these markets will result in sustained increasing demand for our services.

Following our sale of CGP Investments Holdings to Vodafone, we are very well capitalized and believe we are well placed to exploit opportunities as they arise. We intend to leverage our experienced management team and established track record of successfully developing and operating mobile telecommunications businesses to grow and diversify our turnover and profits. In particular, we intend to continue to acquire or invest selectively in new businesses in countries in which we already have a presence, as well as in new markets.

Our approach is to first identify markets experiencing strong economic growth, with favorable demographic profiles as well as low telecommunication penetration rates. We aim to establish and maintain leadership positions in our markets. We develop market position by building quality networks, offering competitive tariffs and providing customer-driven products and innovative service plans. We also seek to leverage the global buying power that comes from operating global networks. We believe this has allowed us to source high-quality network infrastructure at attractive prices to enable the efficient development of our businesses. We focus on attracting and maintaining knowledgeable local management, continuing technological innovation, and maintaining a strong reputation in the telecommunications industry.

We are able to modify these factors to suit the diverse markets that we serve. In Indonesia, for example, with its large population and low telecommunication penetration rates, we are focusing on network and service quality to establish a successful business that not only will make a significant contribution to our results in time but will also continue to show strong growth. In contrast, in markets where telecommunications services are more established, such as Hong Kong and Israel, we build strategically on our well-known brands and our reputation as an innovation leader. In these mature markets, we drive growth by meeting customer demand for the latest technology and newest applications.

Services and products

We offer a variety of voice, video, data and value-added services over our mobile and fixed line networks. We operate 2G and 3G mobile networks using GSM, GPRS, CDMA and W-CDMA across our businesses. Second generation, or 2G, technology, usually refers to mobile telecommunications services using the 800/900-MHz and 1800-MHz spectrum. Third generation, or 3G, technology, usually refers to universal mobile telecommunications system, or UMTS. It can also refer to high-speed downlink packet access, or HSDPA, technology. Global system for mobile communications, or GSM, is a comprehensive digital standard for the operation of all elements of a cellular telephone system. General packet radio services, or GPRS, is a packet-based wireless communication system based on GSM that enables data transmission rates from 56 up to 114 Kbps and continuous connection to the Internet for mobile phone and computer users. Code division multiple access, or CDMA, is a method by which many users sharing the same radio channel can be distinguished by unique code numbers. Wideband code division multiple access, or W-CDMA, is the technology used in 3G UMTS systems.

Mobile telecommunications

We offer a range of services designed to meet the needs of the local market in which we operate. Specifically we offer:

•

2G. In Hong Kong, Indonesia, Israel, Macau and Sri Lanka, we offer 2G services using GSM 800, 900 and/or 1800 spectrum. Our 2G services offer basic mobile telecommunications services such as: local voice; SMS, or short messaging system; MMS, or multimedia messaging system; IDD, or international direct dialing; and international roaming. We also offer a large variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. To meet market demand for the faster transmission speeds required for wireless internet access and other applications, we have continued to invest in technology such as GPRS. GPRS modem cards provide subscribers with access to the internet, email and corporate networks.

We offer BlackBerryTM wireless email services operating on our GSM, GPRS and 3G networks in Hong Kong and Israel. We were the first mobile telecommunications operator in Asia to offer BlackBerry TM wireless email services, which provide corporate customers with an end-to-end encrypted wireless solution that includes integrated email, mobile telecommunications and electronic organizer features.

•

3G. We launched 3G services in Hong Kong in January 2004, in Israel in December 2004 and Indonesia in March 2007. We were awarded a 3G license in Macau in October 2006 and subsequently began to upgrade our existing network there to a 3G network. The 3G license for Macau was issued with effect from June 5, 2007. Our 3G services are capable of transferring data at significantly faster speeds as compared to 2G networks. In addition to traditional voice services, 3G technology provides real time person-to-person mobile video calls, the ability to stream and download music and video clips and other multimedia content, as well as other data services.

As of December 31, 2006, in Hong Kong our 3G services offered 33 service channels providing, among other things, daily updates of news, weather, the Hong Kong stock market, video clips of football highlights, music video clips and movie trailer video clips. In Hong Kong, we also are partnered with various content providers such as Reuters, i-Cable and TVB to provide local and world news reports, traffic updates and popular television series highlights. We launched the X-Series services in Hong Kong in January 2007. The X-Series provides our customers with access to a host of popular mobile broadband Internet applications, including MSN and Google Mobile Search, via their “3” mobile handsets. We launched HSDPA services in Hong Kong in the fourth quarter of 2006 and are now providing territory-wide HSDPA coverage. HSDPA is a technological enhancement to our 3G services which, through a HSDPA data card modem, enables customers to access our 3G services at higher speeds.

In Israel, our 3G services include video calls and a portal of content services including video-based services under the “obox live” brand. In March 2006, we launched HSDPA to the business sector. We launched HSDPA with limited coverage in the center of Israel and plan to expand the coverage area gradually.

In Indonesia, we provide a UMTS infrastructure over our GSM 1800 network in key cities including Jakarta, Bandung and Surabaya.

•

CDMA. We offer CDMA2000 1X networks in Thailand, Vietnam and Ghana. We offer basic mobile telecommunications services such as: local voice; SMS, MMS, IDD, and international roaming. We also offer a large variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. CDMA2000 1X technology provides the ability to download music and other multimedia content, as well as other data services. We believe that CDMA2000 1X technology provides significant improvements in voice quality and data download compared to 2G technology.

Fixed-line telecommunications

In Hong Kong, we provide a comprehensive range of fixed-line telecommunication services to retail customers (business and residential) as well as wholesale customers such as other telecommunications operators.

•

Retail. We offer fixed-line local voice and fax services, as well as a wide range of value-added services, such as call waiting and call forwarding, to residential and business customers. We also provide IDD voice and fax services, international calling card accounts, prepaid phone cards and personal number services to these customers. In addition, we offer residential broadband Internet access as well as broadband Internet access to business customers and data connectivity for large corporations, including many financial institutions, and governmental and quasi-governmental bodies. We also offer data center facilities, managed hosting solutions, operations outsourcing and disaster recovery solutions for both local and multinational corporations.

•

Wholesale. We offer a range of wholesale fixed-line telecommunications services, including connectivity for mobile telecommunications operators, leased lines for telecommunications operators, ISPs and other international wholesale customers, and IDD voice services to international carriers.

Marketing strategy and brand

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use the “3” brand in Hong Kong, Macau and Indonesia and the “Hutch” brand in Thailand and Sri Lanka. In Israel, we use the “Orange” brand and in Vietnam we use the “HT Mobile” brand.

In India, Hutchison Essar used the “Hutch” brand. Following our sale of CGP Investments Holdings to Vodafone, Hutchison Essar has the right to continue using the “Hutch” brand for up to three years from the date of completion of the sale.

Our overall marketing strategy is to distinguish our brands from other telecommunications service providers by the quality of our products and, where applicable, the multimedia services offered. Other aspects of our marketing strategy depend on the nature of each market.

Tariff plans

We offer different plans to meet the needs of different user segments. Our postpaid plans include a monthly fee that bundles voice services with a variety of value-added services such as voice mail, MMS, SMS and fax mail services. Additional charges are levied for other value-added services including IDD services and roaming services. We also offer several prepaid plans. Prepaid customers purchase a rechargeable prepaid SIM card for a specified amount of airtime and they may also enjoy additional value-added services. SIM, or subscriber identity module, is a small card or chip provided to network subscribers that is inserted into a handset. The SIM uniquely identifies a network subscriber and stores the subscriber’s personal phone book, sent and received text messages, network security codes and other programs that enable additional network features.

We offer postpaid 3G services. 3G tariff plans charge different monthly fees according to the needs of different user segments. These plans include a monthly fee that bundles voice services, video calls, streaming or downloads of multimedia clips and other data services. Additional charges are levied for IDD, roaming and other value-added services. We also offer prepaid 3G services in Hong Kong and Indonesia, providing voice services, video calls, streaming or downloads of multimedia clips, roaming and other data and value-added services.

Sales and distribution

We have developed extensive sales and distribution networks using both our own and third-party operations to market our mobile telecommunication service products. We have dedicated retail outlets in Hong Kong, Macau, Israel, Indonesia, Vietnam and Thailand at which customers can select mobile phones and accessories, make inquiries and subscribe for services. In addition, we utilize other leading distributors, specialist and general retail outlets to sell our services. In most of our markets, we are actively involved in sourcing and selling handsets. In all of our markets, access to wide sales and distribution outlets of good quality is critical to the success of the business. For business customers, we typically use teams of direct sales agents.

Our fixed-line operations in Hong Kong normally utilize internal sales teams to market, sell and deliver their services and products. This enables the maintenance of quality marketing and distribution of services and products in a cost-effective and cost-efficient manner. In addition, our fixed-line operations also make use of various other sales and distribution channels from time to time to complement their internal sales teams, including retail outlets of our mobile business, retail shops within the Hutchison Whampoa group, and external sales agents.

Operating companies review

Hong Kong and Macau mobile telecommunications business

Overview

In Hong Kong we provide 2G CDMA and GSM dual band and 3G mobile telecommunications services, all under the “3” brand. In Macau we provide 2G GSM dual band mobile telecommunications services under the “ 3 “ brand. In October 2006, we were awarded a 3G license for Macau and are in the process of building out a 3G network there. The 3G license for Macau was issued with effect from June 5, 2007. During 2006, we maintained our position as one of the largest mobile telecommunications operators in Hong Kong in terms of customer numbers, and together with Macau, provided services to approximately 2.1 million customers as of December 31, 2006.

We are the largest 3G service provider in Hong Kong and were the first 3G service provider in Hong Kong, having launched 3G services in January 2004. Our 3G network in Hong Kong covers 99.9% of the population and we now provide territory-wide HSDPA coverage.

We have been providing GSM dual band mobile telecommunications services in Macau since August 2001, and in 2006 were the second largest provider of mobile telecommunications services. Our business in Macau benefited from the significant cross-border visitor traffic from Hong Kong and China, where SMS is an important means of communication. Having been issued a 3G license in Macau, we will deploy W-CDMA technology and upgrade our existing network in Macau to a HSDPA network.

The following table sets out market and operating data for our mobile services in Hong Kong and Macau as of the dates or for the periods indicated:

Our Mobile Services in Hong Kong and Macau

	As of or for the year ended December 31,
	2004	2005	2006
Total customers (in millions)(1)	1.86	1.97	2.14
Growth in total customers (%)	8.1	5.9	8.6
Total turnover (in HK$ millions)	3,714	3,837	4,199
Growth in total turnover (%)	6.6	3.3	9.4
Blended average revenue per user (ARPU) (in HK$)(2)	151	152	152
Blended minutes of use (MOU) (in minutes)(3)	387	432	469
Blended churn (%)(4)	4.6	4.3	4.3

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM or USIM that has access to the network for any purpose, including voice, data or video services and that have not been used up or expired at end of the reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (2G total airtime usage plus 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnections and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

In Hong Kong and Macau, we offer basic mobile telecommunications services such as local voice, SMS, MMS, IDD and international roaming. International voice roaming is currently available in 247 destinations, with data roaming available in 131 destinations and video roaming in 51 countries.

We provide the largest array of 3G video mobile phones in Hong Kong. At the end of 2006, we offered 58 models and 115 color choices. We work with over 130 3G content providers from all over the world, enabling us to deliver a rich and diverse portfolio of content.

In June 2006, we acquired from NTT DoCoMo the right to use its integrated i-mode services package for deploying i-mode service in Hong Kong and Macau. i-mode is a service developed by NTT DoCoMo that allows mobile users to send and receive e-mail and access online services and an array of information from i-mode servers.

We began offering HSDPA services in the fourth quarter of 2006 and we now provide territory-wide HSDPA coverage in Hong Kong.

We also launched the “X-Series” services in Hong Kong in January 2007. The X-Series provides our customers with access to a host of popular mobile broadband Internet applications, including MSN and Google Mobile Search, via their “3” mobile handsets.

Ownership

We have a 70.9% interest, and NTT DoCoMo, Inc., or NTT DoCoMo, and NEC Corporation, or NEC, each owns an indirect shareholding of 24.1% and 5%, respectively, in Hutchison Telephone Company Limited, our operating company for 3G and 2G services in Hong Kong and Macau. NEC is currently a supplier of 3G infrastructure systems and 3G handsets for the operations of our 3G network in Hong Kong. NEC also provides managed services, including network operation and maintenance, radio site engineering and site administration for our 2G networks in Hong Kong and Macau and our 3G networks in Hong Kong.

NTT DoCoMo and NEC each entered into shareholders’ agreements dated November 8, 2002 with Hutchison Whampoa in respect of their respective shareholdings in Hutchison Telephone and two other subsidiaries. The shareholders’ agreements contain customary provisions dealing with matters such as voting rights, board control, funding obligations and restrictions on share transfers. In addition, NTT DoCoMo has the right under the shareholders agreements to participate in an initial public offering of any subsidiary of Hutchison Whampoa, including any subsidiary of ours to the extent that it would also be deemed to be a subsidiary of Hutchison Whampoa, substantially all of whose business interests comprise telecommunications or multimedia interests and which directly or indirectly holds an interest in our operating companies for 2G and 3G services in Hong Kong and Macau. NTT DoCoMo is entitled to exchange its existing shareholding in these operating companies for shares in the company to be listed so that the value of NTT DoCoMo’s participation in such company is at least equal to the value of NTT DoCoMo’s investment in these operating companies.

Pursuant to a pass-through agreement between our company and Hutchison Whampoa, the rights and obligations of Hutchison Whampoa under the shareholders’ agreements with NTT DoCoMo and NEC (as supplemented by an agreement between Hutchison Whampoa and NEC as described below) have been passed through to us, subject to limited exceptions stated therein. Under the pass-through agreement, Hutchison Whampoa agreed, among other things, to indemnify us from and against all claims and liabilities in connection with any antecedent breach by Hutchison Whampoa of the shareholders’ agreements occurring prior to the date of our listing on the Hong Kong Stock Exchange.

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

Hong Kong and Macau mobile telecommunications markets

As of December 31, 2006, Hong Kong had a mobile phone penetration rate of over 120%, reflecting Hong Kong’s high number of resident customers with multiple subscriptions as well as business and tourist customers. There were approximately 8.6 million mobile phone subscriptions out of a total population of approximately 7.0 million in Hong Kong as of December 31, 2006.

Based on key statistics of radio communication and telecommunications services available from the website of the Macau government’s Office for the Direcção dos Serviços de Regulação de Telecomunicações, or DSRT, there were approximately 636,000 mobile telecommunications customers in Macau as of December 31, 2006, representing a penetration rate of over 100%. We expect that the penetration rate will continue to grow as a result of deregulation.

Competition

We face significant competition in the Hong Kong mobile telecommunications market, which in 2005 saw significant acquisitions by larger telecommunications operators and consolidation. In 2006 there were four other 2G mobile telecommunications operators in Hong Kong, compared to five at the beginning of 2005: China Mobile Peoples Telephone Company Limited, or Peoples, which is a wholly-owned subsidiary of China Mobile, China’s largest mobile telecommunications operator; SmarTone Mobile Communications Limited, or SmarTone, which is Vodafone’s exclusive partner in Hong Kong; PCCW Mobile HK Limited (formerly SUNDAY o/b Mandarin Communications Limited), or PCCW Mobile, which is wholly-owned by PCCW-HKT Telephone Limited, or PCCW, Hong Kong’s incumbent fixed-line operator; and CSL New World Mobility Limited, or CSLNWM, which was formed as a joint venture company pursuant to the merger of two mobile telecommunications operators, Hong Kong CSL Limited and New World Mobility Limited, that was completed in April 2006.

We are one of the largest mobile telecommunications operators in Hong Kong in terms of number of customers. However, the presence of five mobile telecommunications operators serving a market that has one of the world’s highest penetration rates for customers of mobile telecommunications services makes the Hong Kong market highly competitive. Mobile telecommunications operators in Hong Kong have engaged in price competition in order to win market share from the other operators.

Out of the four 3G license holders in Hong Kong, we were the first telecommunications operator to have launched 3G services, in January 2004. CSLNWM and SmarTone both rolled out their 3G services in December 2004. The fourth 3G license holder, PCCW Mobile, launched its 3G data services in June 2005 and started offering 3G voice service on a trial basis in February 2006 by engaging its parent company, PCCW, to market the service under the brand name of “PCCW Mobile”. It is expected that competition in the 3G mobile telecommunications services market will intensify over time.

In Macau, there are currently three other mobile telecommunications operators. Until 1999, the telecommunications industry in Macau operated under a monopoly environment. The largest operator is Companhia de Telecommunicações de Macau S.à r.l., or CTM, the previous monopoly mobile telecommunications operator. As of December 31, 2006, we were the second largest mobile telecommunications operator in Macau. In October 2006, 3G licenses were awarded for Macau to a subsidiary of China Unicom, which is one of China’s largest mobile telecommunications operators, CTM and us. The 3G license for Macau was issued to us with effect from June 5, 2007. To date no operator has launched 3G services in Macau.

Spectrum and mobile telecommunications networks

We provide 3G services in Hong Kong using W-CDMA technology. We became Hong Kong’s first 3G mobile telecommunications services provider in January 2004.

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

We use GSM and CDMA mobile telecommunications networks for our 2G operations in Hong Kong. Currently, the vast majority of our 2G customers in Hong Kong use our GSM dualband network, which allows radio communications to and from customer handsets to switch seamlessly between the 900 MHz spectrum and 1800 MHz spectrum bands resulting in enhanced network quality and capacity. We also offer GPRS technology in Hong Kong, which utilizes GSM frequencies. Our CDMA network in Hong Kong deploys a 2.5G CDMA IS95B packet data transmission technology, which offers data transmission speeds of up to 64 Kbps. For a more detailed discussion of spectrum allocation in Hong Kong, see “—Regulation—Hong Kong—Licensing framework—Spectrum allocation” and “—Regulation—Hong Kong—Licenses.”

We currently hold two 2G licenses in Hong Kong. The first license, under which we provide both GSM service and CDMA service in the 800/900 MHz radio spectrum band, expires for CDMA service in November 2008 and for GSM service in November 2020. The second 2G license expires in September 2021. Our 3G license expires in October 2016.

We use GSM mobile telecommunications networks for our 2G operations in Macau. Following the issuance of a 3G license in Macau in June 2007, we will deploy W-CDMA technology and upgrade our existing network in Macau to a HSDPA network.

Hong Kong fixed-line business

Overview

We offer local and IDD voice call services, broadband Internet access and various data transmission services to business and residential customers in Hong Kong through Hutchison Global Communications Limited, or Hutchison Global Communications, a subsidiary of Hutchison Global Communications Holdings. In July 2005, Hutchison Global Communications Holdings, which was previously our 52.5%-owned subsidiary and listed on the Hong Kong Stock Exchange, became our wholly-owned subsidiary following the privatization of the company. The listing of the shares of Hutchison Global Communications Holdings on the Hong Kong Stock Exchange was withdrawn in July 2005.

We are one of the largest fixed-line telecommunications operators in Hong Kong, with over 331,000 residential voice lines as of December 31, 2006. We are also a broadband Internet service provider, with approximately 237,000 residential broadband Internet customers in Hong Kong as of December 31, 2006.

We own and operate what we believe is the largest fiber-optic building-to-building telecommunications network in Hong Kong, with approximately 4,900 kilometers of linear ducting and over 860,000 kilometers of core fiber-optic cable. Fiber-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Using this fiber-optic network, we have been able to gain a firm foothold in the local fixed network industry, with the delivery of efficient and reliable services to business and residential customers, schools, hospitals, local community organizations, governmental bodies and other network carriers.

Part of this fiber-optic network is attributable to the efforts of our subsidiary PowerCom Network Hong Kong Limited, which utilizes the electricity distribution system to provide broadband connections. This provides us with a cost-effective “last-mile” solution for installing broadband Internet services in residential estates, hotels and service apartments.

The following table sets out certain market and operating data for our fixed-line services for the periods indicated:

Our Fixed-line Services in Hong Kong

	As of or for the year ended December 31,
	2004	2005	2006
Total residential voice lines (in millions)	0.25	0.30	0.33
Growth in total residential voice lines (%)	17	22	10
Total residential broadband lines (in millions)	0.17	0.22	0.24
Growth in total residential broadband lines (%)	47	23	9.1
Total turnover (in HK$ millions)	1,870	2,204	2,406
Growth in total turnover (%)	15	18	9.2

Products and services

Our fixed-line operation pioneered the integration of traditional and new technologies in Hong Kong by offering services which combined basic telecommunications services with video phones. We also offer one of the fastest bi-directional residential broadband services available in Hong Kong.

Ownership

In July 2005, Hutchison Global Communications Holdings, which was previously our 52.5%-owned subsidiary and listed on the Hong Kong Stock Exchange, became our wholly-owned subsidiary following the privatization of the company. We paid approximately HK$475.1 million in cash (including HK$458.8 million that we paid to the Hutchison Whampoa group to transfer 60,371,099 of our shares owned by the Hutchison Whampoa group to shareholders of Hutchison Global Communications Holdings on our behalf) and issued a total of 252,546,209 new ordinary shares as consideration for the minority shareholders’ stock. The listing of the shares of Hutchison Global Communications Holdings on the Hong Kong Stock Exchange was withdrawn in July 2005.

Hong Kong fixed-line telecommunications market

As of December 31, 2006, there were approximately 3.8 million telephone exchange lines in Hong Kong, including approximately 370,000 fax lines, in a territory with a total population of approximately 7.0 million. Telephone density was approximately 55 lines per 100 people.

In the Hong Kong Internet market, as of December 31, 2006 there were approximately 940,000 registered customer accounts with dial-up Internet access and approximately 1.78 million registered customer accounts with broadband Internet access.

Competition

In the fixed-line business in Hong Kong, we face competition from four other fixed-line telecommunications operators, including PCCW. By far the largest fixed-line telecommunications operator in Hong Kong, PCCW is Hong Kong’s previous monopoly carrier. Other competitors include: Wharf T&T Limited, or Wharf T&T; New World Telecommunications Limited, or NWT; and Hong Kong Broadband Network Limited, or Hong Kong Broadband. Unlike us, Wharf and NWT rely more heavily on Type II interconnections provided by PCCW-HKT in offering voice services. For a description of Type II interconnections, see “—Regulation—Hong Kong—Key industry regulatory issues—Fixed-line interconnection.”

In the Hong Kong Internet service provider market, we face competition from the same four companies who compete with us in the fixed-line telecommunications market: PCCW, which markets its services under the “Netvigator” brand name, Wharf T&T through its subsidiary i-Cable WebServe Limited, NWT and Hong Kong Broadband. PCCW’s “Netvigator” is the leading Internet service provider in Hong Kong, with more than 50% market share.

India

Overview

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries. We received cash consideration of approximately US$11,080 million before costs, expenses, retention amounts and interest payable by Vodafone; in connection with the sale we also made settlement payments to an affiliate of Essar Teleholdings.

We agreed with Vodafone that for a period of three years from completion of the sale, we would not directly or indirectly carry on or become economically interested in, within India, any business carried on in competition with the business as carried on by Hutchison Essar, including the provision of telecommunications services for voice, data or video and/or the establishment and operation or maintenance in India of related infrastructure, facilities or equipment. Specifically excluded from those restrictions, among other things, were operating call centre or data centre services, establishing, owning or leasing, and maintaining and operating, international telecommunications capacity of whatever transmission media outside India and up to any related landing points in India and providing India mobile roaming services to our international customers through agreements with telecommunications operators.

Hutchison Essar provides 2G services using GSM technology under the “Hutch” brand. Following our sale of CGP Investments Holdings to Vodafone, Hutchison Essar has the right to continue using the “Hutch” brand for up to three years from the date of completion of the sale.

Hutchison Essar is a mobile telecommunications operator in Mumbai which in turn holds substantially all of the issued shares in seven mobile telecommunications operating companies in other locations in India. We refer to these mobile telecommunications operators collectively as “Hutchison Essar.”

Hutchison Essar experienced considerable customer growth in recent years. As of December 31, 2006, it had 23.3 million customers, making it India’s third largest private mobile telecommunications operator based on monthly market share data published by the Cellular Operators Association of India, or COAI, and the Association of Unified Telecom Service Providers of India, or AUSPI.

There are 23 license areas in India. As of December 31, 2005, Hutchison Essar held licenses for 13 of these license areas. In January 2006, Hutchison Essar increased its coverage to 16 license areas when it completed the acquisition of the entire issued share capital of BPL Mobile Cellular Limited (subsequently renamed Hutchison Essar Cellular Limited), or HECL, a licensee for GSM mobile services in the Indian telecommunications license areas of Maharashtra, Tamil Nadu and Kerala. In October 2006, Hutchison Essar completed the acquisition of Essar Spacetel Private Limited, or Spacetel, which had pending applications for licenses in the seven remaining license areas not covered by Hutchison Essar’s licenses: Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. As of December 31, 2006, all of these licenses, with the exception of the licence for Madhya Pradesh, had been granted. A letter of intent, which is usually a precursor to the issuance of a license, was issued to Hutchison Essar with respect to Madhya Pradesh on March 5, 2007.

The following table sets out certain market and operating data for Hutchison Essar as of the dates or for the periods indicated:

Hutchison Essar Services in India

	As of or for the year ended December 31,
	2004	2005	2006
Total customers (in millions)(1)	7.16	11.4	23.3
Growth in total customers (%)	74.6	59.4	104.4
Total turnover (in HK$ millions)	7,093	9,996	15,455
Growth in total turnover (%)	57.7	40.9	54.6
Blended ARPU (in INR)(2)	588	538	428
Blended MOU (in minutes)(3)	340	362	404
Blended churn (%)(4)	7.7	5.9	5.0

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of the reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

Voice continues to be the main revenue generator in India. In addition, Hutchison Essar offers basic mobile telecommunications services such as SMS, IDD and international roaming. It also offers Blackberry service.

Acquisitions

BPL Acquisitions

In September 2005, Hutchison Essar entered into a binding conditional term sheet with BPL Communications Limited, Capital Global Limited and Essar Teleholdings to purchase from them 99.998% of the issued share capital of BPL Mumbai, a licensee for GSM mobile services in the Mumbai telecommunications license area, and the entire issued share capital of HECL, a licensee for GSM mobile services in the telecommunications license areas of Maharashtra, Tamil Nadu and Kerala. The aggregate consideration, substantially all of which was paid in advance, was approximately INR25,115 million as at December 31, 2005 plus interest, before adjustments. Including the assumed debt of HECL and BPL Mumbai, the total consideration was approximately INR50,649 million. Hutchison Essar subsequently entered into share purchase agreements in November 2005 and December 2005 with respect to the acquisition of HECL and BPL Mumbai, respectively.

In January 2006, Hutchison Essar completed the acquisition of HECL.

The deadline for completion of the acquisition of BPL Mumbai was extended from June 30, 2006 to July 31, 2006. Completion was conditional upon, among other things, regulatory approval from the Department of Telecommunications of India. As of July 31, 2006, this regulatory approval had not been obtained. The regulatory approval requirement is described in further detail in “—Regulation—India.” Under the terms of the BPL Mumbai share purchase agreement, as amended, if the acquisition of BPL Mumbai had not been completed by July 31, 2006, Hutchison Essar was entitled to arrange for a bona fide sale of BPL Mumbai to a third party in the most efficient manner possible at the time. The proceeds of such a sale would be applied so that the parties who had contracted to sell BPL Mumbai to Hutchison Essar would receive an amount equal to the consideration payable to them by Hutchison Essar, less any advances that had already been paid to them by Hutchison Essar. The remainder would go to Hutchison Essar.

On July 31, 2006, Hutchison Essar issued a notice to the sellers of BPL Mumbai notifying them that all conditions precedent to completion of the BPL Mumbai share purchase agreement had been fulfilled and satisfied or waived by Hutchison Essar and called for completion to take place on July 31, 2006. Hutchison Essar had already paid approximately INR 16,000 million (US$359 million) to the vendors, representing substantially all of the purchase price. The sellers failed to undertake completion and on August 1, 2006, the sellers of BPL Mumbai issued a notice to Hutchison Essar purporting to terminate the share purchase agreement. Hutchison Essar subsequently obtained an injunction restraining the sellers under the BPL Mumbai share purchase agreement from selling or otherwise dealing in the shares of BPL Mumbai until four weeks after constitution of an arbitration panel to adjudicate the dispute. Hutchison Essar issued a notice to arbitrate to the vendors on November 24, 2006. The arbitration panel was constituted as of February 5, 2007 and extended the injunction pending the next hearing.

Spacetel Acquisition

In September 2005, Hutchison Essar entered into a conditional agreement with Essar Teleholdings and its subsidiary to purchase from them the entire issued share capital of Spacetel, the applicant for unified access (basic and mobile) services licences in seven remaining license areas in which Hutchison Essar did not operate: Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. The consideration was INR255 million. The acquisition of Spacetel was completed in October 2006.

India Call Center Acquisition

In January 2006, CGP Investments Holdings entered into an agreement with Hutchison Call Centre Holdings Limited, or HCCH, an indirect subsidiary of Hutchison Whampoa, to acquire the entire issued share capital of Hutchison Tele-Services (India) Holdings Limited, or Hutchison Tele-Services, which, through its wholly owned subsidiary, 3 Global Services Private Limited, or 3 Global Services, operates a telecommunications services call center business in India. The total consideration was US$14.2 million. The acquisition was completed in February 2006. 3 Global Services provides call center services to members of the Hutchison Whampoa group, as described in “Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Acquisition of call center from the Hutchison Whampoa group.” Under the terms of the acquisition agreement, CGP Investments Holdings granted HCCH a call option to purchase, and HCCH granted CGP Investments Holdings a put option to sell, the entire issued share capital of Hutchison Tele-Services at an agreed strike price. In September 2006, CGP Investments Holdings and HCCH amended these put and call options so that they related to the call center business of 3 Global Services rather than the shares of Hutchison Tele-Services. However, any options, subscription rights, pre-emptive rights or other similar rights held by 3 Global Services relating to the securities of Hutchison Essar, or any person with a direct or indirect interest in Hutchison Essar, were excluded from the business of 3 Global Services for purposes of the amended put and call options and would not be transferred to HCCH with the call center business. Because of the put and call arrangements that were in place in respect of Hutchison Tele-Service’s shares and then amended to relate to the call center business of 3 Global Services, the financial results from the call center business of 3 Global Services have not been incorporated into our 2006 accounts. Hutchison Tele-Services and 3 Global Services are subsidiaries of CGP Investments Holdings and therefore were effectively acquired by Vodafone when Vodafone acquired CGP Investments Holdings from us in May 2007.

Acquisition of Omega Telecom

In June 2006, our wholly-owned subsidiary Hutchison Telecommunications (India) Limited, or HT India, entered into share purchase agreements with members of the Hinduja group of companies to purchase IndusInd Telecom Network Limited (subsequently renamed Omega Telecom Holdings Private Limited), or Omega Telecom, for an aggregate purchase price of US$450 million. Omega Telecom held 5.11% of the issued share capital of Hutchison Essar. HT India completed the acquisition of 45.79% of Omega Telecom on June 30, 2006. Under the terms of the share purchase agreements, HT India was entitled to procure a third party to acquire the remaining 54.21% of Omega Telecom, and in August 2006 we, HT India and 3 Global Services entered into a framework agreement with certain institutional investors pursuant to which they agreed, through a newly-formed investment holding company, to take up HT India’s rights under the share purchase agreements and purchase the remaining 54.21% of Omega Telecom. The framework agreement also set out the rights and obligations of the parties with respect to the investment holding company, Omega Telecom and Hutchison Essar.

Ownership

Prior to our sale of CGP Investments Holdings to Vodafone, we owned, through CGP Investments Holdings and other indirectly wholly-owned subsidiaries, 42.34% of the voting securities of Hutchison Essar. Hutchison Essar in turn holds substantially all of the issued shares in seven mobile telecommunications operating companies. Telecom Investments India Private Limited, or TII, an investment holding company owned by one of our wholly-owned subsidiaries and two other persons, owned 19.54% of Hutchison Essar directly and through its subsidiaries. We held an indirect interest in Hutchison Essar through our 37.25% interest in TII, and we consolidated TII and its two other shareholders in our consolidated accounts. Omega Telecom, an investment holding company owned by one of our wholly-owned subsidiaries and one other person, which in turn was an investment holding company owned by three institutional investors, directly owned 5.11% of Hutchison Essar. We held an indirect interest in Hutchison Essar through our 45.79% interest in Omega Telecom, and we consolidated Omega Telecom and its other shareholder in our consolidated accounts. We also held preference shares in several of the entities holding direct or indirect interests in Hutchison Essar, and options with respect to shares of ND Callus Info Services Private Limited, or ND Callus, Centrino Trading Company Private Limited, or Centrino, and their respective direct holding companies. All of these direct and indirect interests in Hutchison Essar were effectively acquired by Vodafone as the result of its acquisition of CGP Investments Holdings from us on May 8, 2007.

India mobile telecommunications market

The Indian mobile telecommunications industry has experienced high growth in recent years. According to COAI, the total number of GSM mobile telecommunications subscribers in India has increased from approximately 5.3 million as of December 31, 2001 to 105.4 million as of December 31, 2006.

Competition

There is substantial competition in the Indian mobile telecommunications industry based principally on the price and range of value-added services, depth of sales and distribution network, brand awareness, network coverage and service quality. Although Hutchison Essar only offers GSM services in India, it competes with all other GSM and CDMA operators in its service areas. Based on monthly customer numbers published by the AUSPI and monthly market share data published by the COAI, Bharti Televentures Limited, or Bharti Televentures, a GSM operator, was the largest nationwide mobile telecommunications operator in India as of December 31, 2006. Other private competitors include Reliance Infocomm Limited, or Reliance Infocomm, a CDMA and GSM operator, Tata Teleservices Limited, or Tata Teleservices, a national CDMA operator, Idea Cellular Limited, a GSM operator, and the government-controlled GSM operator Bharat Sanchar Nigam Limited, or BSNL, which offers GSM services everywhere in India except Mumbai and Delhi. In Mumbai and Delhi, Mahagana Telephone Nigam Limited, or MTNL, is the government-controlled telecommunications operator.

Spectrum and mobile telecommunications networks

All of Hutchison Essar’s mobile telecommunications networks in India operate in either the 900 or 1800 MHz spectrum band using GSM technology. Hutchison Essar operates 16 GSM networks. It has been allocated between 4.8 MHz to 10 MHz of spectrum, depending on the number of customers in the relevant service area. It is entitled to have as much as 15 MHz per service area.

Hutchison Essar has built its own fiber/microwave synchronous digital hierarchy network in India where commercially viable. In most other areas in India, it has either leased or purchased capacity from telecommunications infrastructure providers. In order to reduce capital and network operating costs, some of its cell sites in India are shared with competitors.

Israel

Overview

In Israel, we provide 2G GSM and 3G mobile telecommunications services through Partner. Partner is the second largest mobile telecommunications operator in Israel, with approximately 2.7 million customers as of December 31, 2006. It is the leading provider of 3G services in Israel, covering over 97% of the population. After launching 3G services in December 2004, Partner had more than 276,000 3G customers as of December 31, 2006.

As of March 31, 2007, we held approximately 50.5% of the issued share capital of Partner. Partner’s shares are quoted on the Tel Aviv Stock Exchange and its American Depositary Shares are quoted on The Nasdaq National Market, or Nasdaq, and on the London Stock Exchange.

In July 2006, Partner acquired the transmission business of Med-1, including its fiber-optic cable infrastructure comprising a network of approximately 900 kilometers of submerged and terrestrial transmission fiber, for approximately NIS71 million (US$17.0 million). We believe the acquisition will enable Partner to reduce its transmission costs as well as permit it to provide some of its business customers with bundled services of transmission of data and voice.

In January, 2007, the Ministry of Communications of Israel granted Partner a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years. The license was amended in February 2007 to grant Partner the right to offer voice over broadband, or VOB, services using the infrastructure of Israeli Telecommunications Company Limited, or Bezeq, the incumbent fixed-line operator in Israel, and HOT, a cable television operator in Israel that also offers fixed-line telephone service, to access customers and to provide them with fixed-line telephony service without needing to make payment to the infrastructure owner.

In August 2006, the Ministry of Communications granted Partner a special license for the provision of transmission and data communications services. This special license allows Partner to provide digital transmission services over fixed lines to enable its customers to create a data-link between customer sites and between the site of one customer and that of another.

Partner markets its services under the Orange brand.

The following table sets out certain market and operating data for our services as of the dates or for the periods indicated:

Our Services in Israel

	As of or for the year ended December 31,
	2004	2005	2006
Total customers (in millions)(1)	2.34	2.53	2.67
Growth in total customers (%)	11.3	8.1	5.5
Total turnover (in NIS) (2)	5,141	5,123	5,607
Growth in total turnover (%)(2)	15.1	0.0	9.4
Blended ARPU (in NIS)(2)(3)	170	156	158
Blended MOU (in minutes)(4)	286	295	311
Blended Churn (%)(5)	12.0	13.6	15.6

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of the reporting period.
(2)	Partner’s results are presented in New Israeli Shekels, or NIS, in its consolidated financial statements which are prepared under US GAAP. We did not consolidate Partner’s results until April 2005.
(3)	ARPU is calculated by (i) dividing, for each month in the relevant year, revenue during the month, excluding revenue from equipment sales and including revenue from foreign GSM network operators for calls made by their roaming customers while in Israel using Partner’s network, by the average number of Partner customers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.
(4)	MOU is calculated by (i) for each month in such period, dividing the total number of minutes of usage during such month by the average number of postpaid/prepaid customers contracted/remaining active for that month and (ii) dividing the sum of such results by the number of months in the relevant period.
(5)	Churn is the total number of customers who disconnect from Partner’s network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of Partner’s customers at the beginning and end of such period. The churn rate includes subscribers who have not generated revenue for Partner for a period of the last six consecutive months ending at a reporting date. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to customers switching to a competing mobile telephone network or terminating their use of Partner’s services.

Prior to April 20, 2005, we accounted for the results of operations of Partner under the equity method of accounting. Following the completion of a share buyback by Partner on April 20, 2005, our interest in Partner increased above 50%. As a result, we began consolidating Partner’s results commencing with the second quarter of 2005. See “Operating and Financial Review and Prospects—Basis of Preparation of Accounts.”

Products and services

Partner’s 2G services include standard and enhanced voice services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, GPRS, which enables the packet transfer of data in an “always on” mode at a speed of up to 20-30 Kbps, personal numbering and data and fax transmission services.

Partner’s 3G services include video calls, a portal of content services including video-based services under the “obox live” brand, and the transmission of data at speeds of up to 384 Kbps. In March 2006, Partner launched HSDPA to the business sector. HSDPA is a technological enhancement to Partner’s 3G services which, through a HSDPA data card modem, enables customers to access 3G services at higher speeds. Partner launched HSDPA with limited coverage in the center of Israel and plans to expand the coverage area gradually.

Ownership

Prior to April 20, 2005, we held approximately 42.9% of the issued share capital of Partner, making us the largest shareholder in Partner. On April 20, 2005, Partner completed a buyback of its shares from Elbit Ltd., or Elbit, Polar Communications Ltd., or Polar, Eurocom Communications Ltd., or Eurocom, and Matav Investments Ltd., or Matav Investments. A total of 33,317,933 shares were purchased at a price of NIS32.2216 per share. As a result of the buyback and subsequent cancellation of the purchased shares, our interest in Partner increased to over 50% of the issued and outstanding share capital of Partner. As of March 31, 2007, we held approximately 50.5% of the issued share capital of Partner.

In April 2005, amendments to Partner’s telecommunications license became effective which required that Partner’s founding shareholders hold, in the aggregate, at least 26% of its outstanding shares. The amendments also reduced the required minimum holdings of Partner’s shares by Israeli citizens and residents from 20% to 5%. Under the terms of a restated relationship agreement that we entered into on April 20, 2005 with Elbit, Polar, Eurocom, Matav Investments, Matav Cable Systems Media Ltd., or Matav Cable, and Tapuz Cellular Systems Ltd., or Tapuz, we have agreed to hold such number of shares of Partner as will be required to comply with the minimum founding shareholder percentage of 26% required under Partner’s license, less the 5% required to be held by Israeli citizens and residents, which the Israeli shareholders that are party to the relationship agreement have agreed to hold. In 2006, Partner’s founding Israeli shareholders, Elron Electronics Industries Ltd., Elbit and Polar sold all of their shares in Partner, and Eurocom sold approximately 50% of its shares in Partner, to Israeli institutional investors in transactions that satisfied the 5% Israeli citizen and resident shareholder requirement. Together the shares sold constituted approximately 3.3% of Partner’s outstanding shares.

Partner’s board of directors comprise 11 directors. Under the restated relationship agreement, the Israeli shareholders who are party to the agreement are entitled to appoint 10% of the directors on Partner’s board of directors, which, based on the current number of directors, entitles the Israeli shareholders to appoint one director. In addition, to the extent required by applicable law or Partner’s license, we are obligated to vote our shares in each general meeting of Partner at which directors are elected to ensure that a majority of the directors of Partner are Israeli citizens or residents. Except for these requirements, there are no obligations to vote for any directors. If a party to the relationship agreement commits certain events of default described in the agreement, it may be required to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the relationship agreement which has a material adverse effect on Partner, and in the case of such breach, the purchase price at which the shares are to be sold will be market value less a 17.5% discount.

Mobile telecommunications industry in Israel

Mobile telecommunications services were first introduced in Israel in 1986. Initially, there was a single mobile telecommunications operator, Pelephone Communications Limited, or Pelephone (a wholly-owned subsidiary of Bezeq, the incumbent fixed-line operator in Israel), offering an analog service. It was not until the launch of the second mobile telecommunications operator, Cellcom Israel Limited, or Cellcom, at the end of 1994, that growth in mobile telecommunications usage in Israel increased significantly.

As of December 31, 2006, Israel had a mobile phone penetration rate of over 100%. Market data from industry sources indicates that the total market size was approximately 8.4 million subscribers as of December 31, 2006, representing approximately 118% of Israel’s population.

Competition

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS Communications Limited, or MIRS. Partner is the second largest mobile telecommunications operator in Israel. Israel’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. Partner competes with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

Partner, Cellcom and Pelephone have each been awarded a 3G license. Cellcom commercially launched its 3G service and handsets in July 2006. Pelephone currently operates nationwide mobile telephone networks in Israel using both N-AMPS analog and CDMA and CDMA1 xRTT technology, as well as EV-DO technology. Pelephone has announced its intention to roll out a GSM network and offer UMTS/HSDPA technology.

Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the name Jawwal in the areas of the West Bank and Gaza Strip administered by the Palestinian Authority, as well as a land-line network. Paltel’s GSM network competes with Partner’s network in some border coverage overlap areas.

Entry of MVNOs

In March 2007, the Ministry of Communications of Israel engaged NERA, an international consulting firm, to review the level of competition in the Israel mobile market and review whether to allow the entry of MVNOs, which are providers of mobile telecommunications services that do not own their own allocation of spectrum, into the Israeli telecommunications market. Based on the findings of NERA’s review, the Ministry of Communications may opt to grant licenses to MVNOs, who may use Partner’s infrastructure or other cellular operators to offer mobile telecommunications services in Israel.

Number portability

In March 2005, the Telecommunications Law was amended to require the Minister of Communications to implement a mobile number portability plan and, separately, a fixed number portability plan by September 2006. The number portability plan would permit customers in Israel to change their service provider to another network operator while retaining the same telephone number. Once implemented, we anticipate that number portability will provide network operators with the opportunity to transfer other operators’ customers to their network, which will likely increase churn rates and may increase customer acquisition and retention costs.

Despite efforts to introduce the requisite technology and to coordinate the transition to number portability by September 2006, at present none of the cellular or fixed-line operators in Israel has implemented number portability. Partner, Cellcom and Pelephone have filed a petition with the Israeli High Court of Justice requesting that the court order the Government of Israel and the Ministry of Communications to show cause for failing to amend the Telecommunications Law in order to postpone the number portability implementation deadline. The justifications for the petition includes Partner’s inability to comply with the implementation timeline due to the unique technological environment of the Israeli cellular market, the complex requirements of the Israeli regulator and the absence of a detailed plan as was originally contemplated by the law.

In May 2007 the Ministry of Communications of Israel announced that the latest implementation date for number portability would be December 1, 2007. The Ministry of Communications has, despite announcing the later date, stated that it is nonetheless considering imposing monetary sanctions on relevant telecommunication license holders, including Partner, in accordance with the Telecommunications Law for allegedly violating their obligations to implement number portability by September 2006. Partner has until June 24, 2007 to submit its position to the Ministry of Communications.

Spectrum and mobile telecommunications networks

As of December 31, 2006, Partner’s 2G and 3G networks covered approximately 99% and 97%, respectively, of the Israeli population.

Spectrum availability is limited in Israel and is allocated by the Ministry of Communications of Israel through a licensing process. Pursuant to the terms of its license and subsequent allocations, Partner was allocated 2 x 10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz is shared with Paltel , which operates in the West Bank and the Gaza Strip. Partner also has an agreement to use an additional 2 x 2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, Partner is permitted to use this additional spectrum in Israel so long as it does not cause interference in areas where Paltel operates.

In December 2001, the Ministry of Communications awarded Partner two bands of spectrum: one band comprising 10 MHz of paired GSM 1800 spectrum and one band comprising 10 MHz of paired and of 5 MHz unpaired UMTS third-generation spectrum. During 2002, Partner started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of its GSM 900 network, and to further improve the quality of its GSM 900 network. In 2004, Partner launched 3G services. In March 2006, Partner launched HSDPA with limited coverage to the business sector, enhancing its 3G services.

Thailand

Overview

In Thailand, we market mobile telecommunications services using CDMA2000 1X technology under the “Hutch” brand. We began operations in Thailand in February 2003. As of December 31, 2006, the Hutch brand service had approximately 728,000 customers.

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

Hutchison CAT has a contract with CAT Telecom to provide exclusive marketing services for CAT Telecom in central Thailand, an area that covers 25 of Thailand’s 76 provinces, including the capital city of Bangkok, and has a population of approximately 20 million people, representing approximately 33% of Thailand’s population. The provinces within our marketing area account for approximately 71% of Thailand’s GDP. CAT Telecom is the only mobile telecommunications operator in Thailand utilizing CDMA2000 1X technology.

In 2006, CAT Telecom commenced pre-commercial trial service for its service using CDMA2000 1X EV-DO technology under the “CAT CDMA” brand in the 51 provinces in Thailand that are not within Hutchison CAT’s marketing area. CAT Telecom has announced that it plans to be able to provide full commercial launch of its CAT CDMA brand service in the third or fourth quarter of 2007. In April 2007, Hutchison CAT and CAT Telecom commenced nationwide CDMA roaming service between CAT Telecom’s CDMA network in the 51 provinces and the CDMA network in the 25 provinces covered by Hutchison CAT. We expect that seamless roaming between the two CDMA networks will enhance the efficiency of CDMA communication in Thailand, enabling CDMA customers to communicate conveniently and efficiently throughout the country. With this arrangement, we expect the Hutch brand service to gain additional customers from customers who previously might have been unwilling to subscribe to the Hutch brand CDMA2000 1X services due to its limited network coverage. We believe that Hutchison CAT will also benefit from additional usage from subscribers who travel outside Hutchison CAT’s 25 provinces. Hutchison CAT and CAT Telecom plan to extend the roaming service arrangement to other CDMA services such as data roaming in 2007 to be able to offer a full nationwide data network footprint.

Under Hutchison CAT’s marketing contract with CAT Telecom, Hutchison CAT is responsible for marketing and selling mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sale services and other supplementary services relating to such sales and marketing activities. The current contract is effective through 2015. Under the contract, Hutchison CAT receives a percentage of the monthly service fees and service transfer fees paid by the Hutch customers.

Hutchison CAT’s provision of marketing services to CAT Telecom, and BFKT’s leasing of telecommunications equipment to CAT Telecom, are both activities that are distinct from those carried out by the network operator, CAT Telecom, which is the sole party with the right to operate the CDMA2000 1X network. See “—Regulation—Thailand.”

The following table sets out certain market and operating data for the Hutch brand CDMA2000 1X services as of the dates or for the periods indicated:

Hutch brand Services in Thailand

	As of or for the year ended December 31,
	2004	2005	2006
Total customers (in millions)(1)	0.62	0.73	0.73
Growth in total customers (%)	174.6	19.0	0.0
Total turnover (in HK$ millions)	1,219	1,045	1,017
Growth in total turnover (%)	243.4	(14.3)	(2.7)
Blended ARPU (in THB)(2)	1,001	669	577
Blended MOU (in minutes)(3)	406	385	709
Blended Churn (%)(4)	7.8	7.1	6.5

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Since commencing operations in Thailand in February 2003, we have experienced start-up operational and control difficulties in growing our business. In 2005, we launched a number of cost saving initiatives, including streamlining the organization and outsourcing of network maintenance and IT operations, and built upon these initiatives during 2006. This resulted in improved financial results for the year, as our Thailand operation recorded its first year of earnings before interest, taxes, depreciation and amortization.

Products and services

In addition to traditional voice and text messaging services, we provide services and applications that are designed to take full advantage of the CDMA2000 1X network. We offer a wide variety of value added multimedia services including ringtones, ringback tones, audiotext, wallpapers, animation, video clip downloads, games, news, and horoscopes. Moreover, we are the only provider in Thailand of full consumer A-GPS services allowing subscribers to locate target devices as well as to find location-sensitive information under our Navi content service.

We have completed technical trials for CDMA 1X EV-DO technology. EV-DO, or evolution-data optimized, is a wireless radio broadband data standard adopted by many CDMA mobile phone service providers that permits faster data transfer rates compared to 2G. We believe that with CDMA 1X EV-DO we will offer the fastest mobile broadband Internet technology in Thailand. We are now in the process of upgrading our network in selected strategic areas in Bangkok and the east coast region of Thailand.

Ownership

Hutchison CAT

Through our 49% interest in Hutchison Wireless, which holds 73.9% of the voting equity in Hutchison CAT, we have a 36.2% economic interest in Hutchison CAT. GMRP (Thailand) Limited, or GMRP, a company owned by a Thai entrepreneur, beneficially holds 43.5% of the equity interests in Hutchison Wireless, and three other Thai shareholders together beneficially hold the remaining 7.5%. We hold our equity interests in Hutchison Wireless in the form of Class A shares, entitling us to one vote per share, while GMRP holds its equity interests in Hutchison Wireless principally in the form of Class B shares, which entitle it to one vote per 20 shares. This gives us voting control over Hutchison CAT on matters that do not require special shareholder resolutions under the shareholders’ agreement or the articles of association of Hutchison CAT, because we own approximately 80% of the voting equity of Hutchison Wireless, which holds 73.92% of the voting equity interests in Hutchison CAT.

In addition, we exercise governing power over the business operations of Hutchison CAT through our shareholders’ agreements with the Thai shareholders of Hutchison Wireless. For example, we are entitled to nominate four of the five directors of Hutchison Wireless, and Hutchison Wireless is entitled to nominate six of the nine directors of Hutchison CAT, including the chairman of the board and the managing director. The shareholders’ agreement also confers upon us a right of first refusal with respect to shares held by the group of Thai shareholders beneficially holding 7.5% of the equity interests in Hutchison Wireless. We also have the right to purchase, or cause to be purchased, their shares in Hutchison Wireless upon certain events of default by those Thai shareholders, subject to applicable foreign ownership restrictions.

Furthermore, under the shareholders’ agreement with respect to Hutchison Wireless, we have a call option which, if exercised, would allow us to purchase, or nominate a third party to purchase, all or a portion of the equity ownership held by GMRP in Hutchison Wireless, subject to applicable foreign ownership restrictions. Conversely, GMRP has a put option which, if exercised, would allow it to require us to purchase all or a portion of its equity interest in Hutchison Wireless, subject to the same foreign ownership restrictions. The option exercise price would be the historical cost of acquisition by GMRP of its shares in Hutchison Wireless.

CAT Telecom holds 26% of the voting equity in Hutchison CAT. The shareholders’ agreement with respect to Hutchison CAT contains restrictions on share transfers by the shareholders. Among other provisions, Hutchison Wireless and CAT Telecom each have a right of first refusal in the event that the other party wishes to transfer its shares in Hutchison CAT to a third party. Transfers of shares in Hutchison CAT by Hutchison Wireless, other than pursuant to the right of first refusal or to certain subsidiaries and affiliates, are subject to the prior written consent of CAT Telecom.

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

Under the shareholders’ agreement with respect to Hutchison CAT, Hutchison Wireless is responsible for securing financing to meet the operational requirements of Hutchison CAT. Previously, such financing was generally obtained in the form of third-party loans that were guaranteed by Hutchison Whampoa or us. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a further discussion of these guarantees. We are required under another shareholders’ agreement to provide funding for all operating expenses and capital expenditures of Hutchison Wireless, directly through shareholder loans, guarantees and subscription to capital calls, and indirectly by providing financing to the Thai shareholders in order to enable them to meet their funding obligations and maintain their current share ownership level.

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

Consolidation into financial accounts

In accordance with the foreign ownership restrictions set forth in applicable Thai laws and regulations, Thai shareholders own a majority of the equity interests in Hutchison CAT and BFKT. Notwithstanding the fact that we do not directly hold a majority of the equity ownership interests in Hutchison CAT or BFKT, we are nonetheless able to consolidate these businesses into our consolidated accounts included in this annual report. They are consolidated as our subsidiaries under HKFRS, the accounting principles under which our consolidated accounts are prepared, because we have governing power over the business operations by virtue of our voting control and agreement with the Thai shareholders. We can exercise approximately 80% of the voting rights of Hutchison Wireless, which holds 73.9% of the equity shares in Hutchison CAT, and approximately 95% of the voting rights in PKNS, which can exercise almost 100% of the voting rights in BFKT, as detailed above. For accounting consolidation purposes, the losses applicable to the minority interests in our Thailand businesses, to the extent that they exceed the minority interests’ share of the Thai entities’ common equity, are charged against our profit and loss account. For further information, see note 2(e) to our consolidated accounts. These Thailand businesses are also consolidated under US GAAP for the same reasons as they are consolidated under HKFRS.

Mobile telecommunications industry in Thailand

The Thai mobile telecommunications market saw a 32% increase in customers from 2005 to 2006. The penetration rate for mobile telecommunications services in Thailand was approximately 64% as of December 31, 2006, based on the number of activated subscriptions.

In Thailand, a significant majority of mobile telecommunications customers are prepaid customers. We began marketing prepaid subscriptions in Thailand in late March 2004. Prior to March 2004, we marketed only postpaid subscriptions. As of December 31, 2006, the Hutch brand service had approximately 311,000 postpaid customers and approximately 417,000 prepaid customers.

Competition

The Hutch brand service is a relatively new entrant to the Thai mobile telecommunications market and was the second smallest mobile telecommunications service in Thailand as of December 31, 2006. As the newest entrant in the Thai mobile telecommunications industry, the Hutch brand service faces significant competition from more established brands with an existing large customer base. The Hutch brand service competes with three other major mobile telecommunications operators: Advanced Info Services, Total Access Communications and True Move Company Limited (formerly known as TA Orange Company Limited), all of which had significantly larger market share.

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

Indonesia

Overview

We provide mobile telecommunications services in Indonesia through PT Hutchison CP Telecommunications (formerly known as PT Cyber Access Communications), or PT Hutchison CP. PT Hutchison CP holds a combined 2G and 3G mobile telecommunications license in Indonesia. We launched services in March 2007 under the “3” brand and provide services on a GSM 1800 network with UMTS infrastructure overlaid on the GSM network in key cities, including Jakarta, Bandung and Surabaya.

Products and services

We provide prepaid 2G and 3G services and intend to launch postpaid services in June 2007.

In addition to basic voice and text messaging services, we provide 3G access, video calls, MMS and other data-based services through GPRS at speeds up to 64 kbps and through 3G at speeds up to 384 kbps. We also provide value added services such as streaming and ring back tones. PT Hutchison CP is putting a strong emphasis on content provision such as music, games, horoscopes, news, and sports news with more than one hundred content providers currently contracted.

Ownership

We hold a 60% equity interest in PT Hutchison CP, which we purchased from affiliates of the Charoen Pokphand Group Indonesia, who continue to hold the remaining 40% equity interest of PT Hutchison CP. Applicable regulations in Indonesia are currently silent on the maximum foreign share ownership in cellular mobile networks. In accordance with the requirements of applicable Indonesian investment laws, the current shareholdings in PT Hutchison CP have been approved by the Indonesian Capital Investment Coordinating Board, or BKPM.

Mobile telecommunications industry in Indonesia

Indonesia has a population of more than 220 million people and a relatively low mobile penetration rate of approximately 26% and a fixed-line penetration rate of only 4%. In 2006, the number of mobile customers in Indonesia grew by approximately 25%.

Competition

We are the newest entrant in the Indonesian mobile telecommunications market. We compete with the following mobile telecommunications operators: PT Telekomunikasi Selular, or PT Telekom, which provides services under the “Telkomsel” brand, and is 65% owned by PT Telekomunikasi Indonesia Tbk, the incumbent fixed-line operator in Indonesia, and 35% owned by Singapore Telecom Mobile Pte Ltd, a subsidiary of Singapore’s dominant telecommunications operator; PT Indonesian Satellite Corp, or PT Indosat, which is the second largest telecommunications operator in Indonesia and the primary provider of international telecommunications services in Indonesia, and is 42% owned by a subsidiary of Singapore Technologies Telemedia Pte Ltd; PT Excelcomindo Pratama, or PT Excelcomindo, which provides services under the “XL” brand, and is majority controlled by Telekom Malaysia Berhad, or Telekom Malaysia, the largest telecommunications operator in Malaysia; and PT Mobile-8 Telecom Tbk, or PT Mobile 8. PT Telekom, PT Indosat and PT Excelcomindo hold most of the market share in the Indonesia mobile telecommunications market, and PT Telekom is the market leader in terms of number of customers. With the exception of PT Mobile 8, all of these companies hold both 2G and 3G licenses. In addition to these mobile telecommunications operators, we also compete with five wireless local loop, or WLL, operators, which were originally awarded licenses to provide limited mobility telecommunications services, but are now able to provide full mobility telecommunications services.

Spectrum and mobile telecommunications networks

PT Hutchison CP was awarded the first nationwide mobile telecommunications licence to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia. It was at that time one of only two mobile telecommunications operators in Indonesia awarded such a combined licence. PT Hutchison CP has been allocated 2 x 10 MHz of spectrum in the 1800 MHz frequency band and an initial 2 x 5 MHz of spectrum in the 2.1 GHz frequency band. Further, an additional 2 x 5 MHz of spectrum in the 2.1 GHz frequency band has been reserved for PT Hutchison CP for allocation after January 1, 2008, provided that PT Hutchison CP has paid all fees due and satisfied its construction commitments in line with its deployment plan approved by the government of Indonesia.

PT Hutchison CP has been building out its nationwide wireless network. PT Hutchison CP has engaged Siemens for the majority of the network deployment and has also contracted with Nokia and Alcatel to deploy part of the network.

Vietnam

Overview

We provide mobile telecommunications services in Vietnam through a business cooperation contract, or BCC, with Hanoi Telecommunications Joint Stock Company, or Hanoi Telecommunications. We launched services in January 2007 under the “HT Mobile” brand and provide nationwide services on a CDMA2000 1XEV-DO network.

Products and services

We have provided prepaid and postpaid services in Vietnam since commercially launching our services in January 2007.

Evolution-data optimized, or EV-DO, is a wireless radio broadband data standard adopted by many CDMA mobile phone service providers that permits faster data transfer rates compared to 2G. Using CDMA 20001XEV-DO, we offer customers a wide variety of telecommunications services, ranging from basic voice and data services to multimedia services using advanced mobile technology such as voice SMS, color ring tones and game downloads. We also provide a wide range of content covering sports, news, entertainment and finance. HT Mobile was the first mobile telecommunications operator in Vietnam to offer voice SMS.

BCC structure

In February 2005, we received an investment license from the Ministry of Planning and Investment of Vietnam effective February 4, 2005, approving the BCC between Hutchison Telecommunications (Vietnam) S.a r.l, or Hutchison Vietnam, our indirect wholly owned subsidiary, and Hanoi Telecommunications. The investment license has a term of 15 years.

Under the terms of our BCC with Hanoi Telecommunications, we are to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam and provide services over such network for a term of 15 years. Hutchison Vietnam will contribute capital and management resources towards the deployment and operation of the network. The network itself will be deployed and operated pursuant to an establishment and operation of the public ground mobile telecommunications network license and frequency allocation in the 800 Mhz frequency band secured by Hanoi Telecommunications.

Under the BCC, we and Hanoi Telecommunications will share on an equal basis the free cash flow determined as cumulative profits before tax after the repayment of the funding paid by Hutchison Vietnam for the development of the network and the business (determined according to a pre-agreed formulation).

At the time we entered the BCC with Hanoi Telecommunications, Vietnamese law did not permit foreign ownership in an entity that is the facility base operator. Therefore, foreign investors in this sector could only invest through a BCC. The BCC is a form of investment in which Vietnamese and foreign partners agree to carry on an investment and business activity without creating a new entity. The parties agree to share profits and losses, in much the same way as a partnership. One or both parties may contribute fixed or working capital, but the division of profit will be what is agreed upon by the parties rather than being in the proportion of the capital contributions. The parties to a BCC may also establish a supervisory committee to manage the relationship between the parties, which we have done with Hanoi Telecommunications. In the case of a BCC involved in the construction of public telecommunications networks and provision of telecommunications service, the Vietnamese party must be an entity permitted to engage in the relevant business activities. The Vietnamese party usually contributes access to the networks and some working capital while the foreign partner contributes money for new fixed capital that then becomes the property of the Vietnamese partner at the end of the project. Management control of the network remains with the Vietnamese party.

Following the Investment Law and Corporate Law coming into effect in 2007 and Vietnam’s commitment to provide more access to foreign companies following its admission to the World Trade Organization, Vietnamese law now permits a telecommunications facility base operation license to be held by a joint venture or joint stock company that is owned up to 49% by a foreign shareholder in accordance with a time schedule provided by the Vietnamese government. Existing BCCs may also convert into a limited liability joint venture or joint stock company. We and Hanoi Telecommunications are currently considering whether to convert our BCC into a suitable corporate structure.

Mobile telecommunications industry in Vietnam

Vietnam has a population of more than 83 million and a relatively low mobile telecommunications market penetration rate of approximately 28%.

There are six licensed nationwide mobile facility base operations in Vietnam, comprised of three GSM networks using 900-MHz and 1800-MHz spectrum, two CDMA networks using 800-MHz spectrum, including HT Mobile, and one CDMA network using 450 MHz spectrum. Customers of CDMA operators represent approximately 8% of the total mobile telecommunications customers in Vietnam.

Competition

We compete with GSM-based as well as CDMA-based mobile telecommunication operators. The three GSM operators in Vietnam are: Vietnam Mobile Telecom Services Company, which markets its services under the “MobiFone” brand; Vietnam Telecom Services Company, which markets its services under the “Vinaphone” brand; and Vietel Corporation, which markets its services under the “Vietel Mobile” brand. Our CDMA competitors are EVN Telecom and CDMA Mobile Phone Center, which is known as S Telecom and markets its services under the “S Fone” brand. The three GSM operators and EVN Telecom are all state owned enterprises while S Telecom is a BCC between Saigon Postel Corporation and SLD Telecom, a joint venture company between three Korean companies: SK Telecom, LG Electronics and Dong-A Telecomm.

Spectrum and mobile telecommunications networks

Hanoi Telecommunications, an enterprise majority owned by state enterprises, with which Hutchison Vietnam has entered into a BCC, is the holder of a license for the establishment of a CDMA-based ground mobile telecommunications network and the provision of mobile telephone services, supplementary services and value added services throughout Vietnam. The license has a term of 15 years. A frequency allocation in the 800 Mhz frequency band has been secured by Hanoi Telecommunications. We have been building out a nationwide wireless network, and have engaged Nortel for the network deployment.

Sri Lanka

Overview

In August 1997, we acquired a 100% interest in Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.), or Hutchison Lanka, which holds one of the four nationwide mobile telecommunications licenses in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo. We subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. In May 2004, Hutchison Lanka launched the “Hutch” brand and commenced operating on a 100% pre-paid basis. The analog network around Colombo was shut down in July 2004.

Presently, we operate a nationwide GSM network with a customer base of approximately 559,000 customers as of December 31, 2006. We experienced customer growth of 133% during 2006, and the strong growth has continued during 2007, as the number of customers increased to 685,000 as of March 31, 2007. Hutchison Lanka follows a two-pronged approach of offering low entry costs and lower call charges.

Our Mobile Services in Sri Lanka

	As of or for the years ended December 31,
	2004	2005	2006
Total customers (in thousands)(1)	127	239	559
Growth in total customers (%)(1)	111.0	88.1	133.4
Total turnover (in HK$ millions)	62	93	124
Growth in total turnover (%)	24.0	50.0	33.3
Prepaid ARPU (in LKR)(2)	873	575	378
Prepaid MOU (in minutes)(3)	189	154	123
Prepaid churn (%)(4)	2.5	2.9	2.2

(1)	Total customers comprise prepaid mobile telecommunications customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Prepaid ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Prepaid MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Prepaid churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

Hutchison Lanka currently offers three affordable tariff packages with incoming rates to suit customer needs. In addition to traditional voice and data services, Hutchison Lanka also offers value added services such as reload, IDD, ringback tones, international SMS, cricket alerts, call conference, call forwarding/waiting, and ring tone and picture downloads.

Sales and distribution

The Hutchison Lanka distribution structure operates through two channels: promotions channel and distributions channel. Promotions are conducted at 25 to 30 locations each month, to ensure there are at least five ongoing promotions on a given day. Distribution is done through two channels: SIM distribution and reload /top-up distribution. Three main business partners carry out distribution of SIMs, while over 80% of distribution takes place through reload outlets which function as retail points. We have approximately 11,000 reload outlets island-wide.

Mobile telecommunications industry in Sri Lanka

Sri Lanka has a population of approximately 21 million, with a mobile penetration rate of approximately 27%. There is strong competition among the four mobile telecommunications operators on tariffs, coverage, and value added services.

In recent years, the government of Sri Lanka has encouraged foreign investment in the telecommunications sector with a goal of expanding tele-density in the country. Foreign investors are permitted to hold 100% of a mobile telecommunications operator. At present, all mobile telecommunications operators in Sri Lanka are either fully-owned or partly-owned by foreign investors. Dialog Telekom Limited, or Dialog Telekom, is wholly-owned by Malaysia Telekom, Tigo (Private) Limited (previously named Celltel Lanka (Pvt) Ltd), or Tigo, is wholly-owned by Millicom International Cellular S.A., and Mobitel (Pvt) Ltd, or Mobitel, is owned by Sri Lanka Telecom Limited, which in turn is partly state-owned and partly owned by NTT Communications Corporation. A fifth operator that is expected to commence operations in 2007 is owned by Bharti Airtel Limited, or Bharti Airtel.

Competition

There are four mobile telecommunications operators currently operating in Sri Lanka, namely Dialog Telekom, Tigo, Mobitel and Hutchison Lanka. Dialog Telekom is the leading operator with over 3.4 million subscribers, followed by Tigo and Mobitel with over 900,000 subscribers each. A fifth operator, Bharti Airtel, has also been granted a license and is scheduled to commence operations towards the end of 2007.

Among the four current operators, Hutchison Lanka was the last entrant to the market, but has made significant progress in acquiring customers during its three years in the market. We compete with other mobile operators primarily on affordability, catering to customers by offering a choice of three pre-paid tariff packages.

Spectrum and mobile telecommunications networks

Hutchison Lanka initially operated in the 900 MHz band. In 2005 it acquired spectrum in the 1800MHz band and now operates GSM services in the 900 MHz and 1800 MHz bands. We currently have over 300 base stations in operation in all parts of Sri Lanka and are carrying out a rapid network expansion program aimed at covering the entire island by the end of 2008.

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

We operate a prepaid system and began offering voucher cards for sale in March 2003. In addition to these traditional voucher cards, we introduced electronic prepaid vouchers (printed for each customer) at point-of-sale terminals during 2004. The new lower denominations and their wider availability have improved affordability and provided greater customer convenience. We also introduced our lowest denomination voucher cards in December 2005.

Our Mobile Services in Ghana

	As of or for the years ended December 31,
	2004	2005	2006
Total customers (in thousands)(1)	40	57	200
Growth in total customers (%)(1)	2.6	42.1	250.6
Total turnover (in HK$ millions)	56	54	130
Growth in total turnover (%)	86.7	(3.6)	140.7
Prepaid ARPU (in GHC ‘000)(2)	100	102	96
Prepaid MOU (in minutes)(3)	75	90	124
Prepaid churn (%)(4)	2.9	5.0	2.0

(1)	Total customers comprise prepaid mobile telecommunications customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Prepaid ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve month weighted basis.
(3)	Prepaid MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve month weighted basis.
(4)	Prepaid churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

We have been engaged in a legal dispute with Kludjeson International Limited, or KIL, a former 20% shareholder of Kasapa. KIL initiated proceedings in Ghana against Kasapa and several individuals including members of the management team. KIL alleged that the managing director of Kasapa had not been properly appointed and therefore challenged actions taken by the management of Kasapa, including the calling of board meetings, movement of equipment and documents, relocation of the registered and business premise of Kasapa, and the making of payments. Kasapa successfully defended the action and in April 2005 a judgment was entered in favor of Kasapa and the other defendants. However, in a separate action brought by KIL before a different judge, the court on April 25, 2007 ruled among other things that (i) Kasapa’s present managing director, chief financial officer and company secretary had not been properly appointed to their current positions, and a director and alternate director had not been properly appointed to the board of directors of Kasapa, and were restrained from holding themselves out as such, and (ii) the change of the name from Celltel Limited to Kasapa was void. We have appealed against the April 25, 2007 decision on various grounds including the fact that it deals with matters which had already been adjudicated in favor of Kasapa in the April 2005 judgment. Pending the appeal, the execution of the April 25, 2007 decision has been stayed.

Non-telecommunications businesses

Disposal of Vanda IT Solutions

Our non-telecommunications business was comprised primarily of the IT solutions business of Vanda IT Solutions and its subsidiaries. The business included sales of computer systems, provision of related systems integration services, software development and e-business services. In July 2006, we sold our 100% interest in Vanda IT Solutions and its subsidiaries, and all loans extended by us to Vanda IT Solutions and its subsidiaries up through June 30, 2006, to a wholly-owned subsidiary of Hutchison Whampoa, our major shareholder, for a total cash consideration of HK$105 million (US$13.5 million), subject to adjustments. The purchase price was determined after arms-length negotiations. We continue to provide guarantees in respect of the performance of subsidiaries of Vanda IT under several third-party financing agreements. We have been counter-indemnified in full for these guarantees by members of the Hutchison Whampoa group.

Intellectual property

We have entered into a framework intellectual property rights licensing agreement with Hutchison International pursuant to which Hutchison International shall procure that certain domain names, trademarks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications services and operations of the relevant members of our group are licensed to, and will continue to be licensed to, our group. In particular, we have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3”, “Hutch” and “Hutchison Telecom” and other trademarks that include the word “Hutchison” or derivations of “Hutchison.” The intellectual property rights are, and will continue to be, licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with brand management and support.

Following our sale of CGP Investments Holdings to Vodafone, Hutchison Essar and its subsidiaries may continue to use the Hutch brand name for up to three years following completion of the sale.

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

Our Vietnam operation uses the “HT Mobile” trademark, which is owned by Hanoi Telecommunications Joint Stock Company, our BCC partner in Vietnam.

Licenses and network infrastructure

We are dependent on the licenses we hold to provide our telecommunications services. Further detail on the issue and regulation of licenses can be found in “—Regulation.” The table below summarizes the significant licenses held by our group as of June 15, 2007 and details of their related network infrastructure:

Country and Service Area	License Expiration Date	Network Type
Hong Kong	November 2020	GSM 800/900
Hong Kong	September 2021	1800 PCS
Hong Kong	November 2008	CDMA IS95B
Hong Kong	October 2016	UMTS
Hong Kong	June 2010	Fixed-line
Macau	July 2010	GSM 900/1800
Macau	June 2015	UMTS
Israel	February 2022(1)	GSM 900, GSM 1800, UMTS
Israel	January 2027	Domestic fixed-line
Thailand (25 provinces)	N/A(2)	CDMA2000 1X(2)
Indonesia	N/A(3)	GSM 1800/UMTS
Vietnam	April 2018(4)	CDMA 2000 1X
Sri Lanka	February 2012	GSM 900/1800
Ghana	December 2019	CDMA2000 1X

(1)	License may be renewed for additional six-year term.
(2)	The licenses are held by CAT Telecom. Through Hutchison CAT, we provide marketing services to CAT Telecom. See “—Operating companies review—Thailand.”
(3)	License is for an unlimited period to the extent PT Hutchison CP complies with its terms and the prevailing laws and regulations.
(4)	License is held by Hanoi Telecommunications.

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

Spectrum policy review

When concluding its consultation on the renewal of 2G licenses in November 2004, the government of Hong Kong announced that it would commence a spectrum policy review in 2005 on the overall policies of allocation and assignment of radio spectrum for telecommunications and related services, including mobile and fixed services. CITB carried out a 3-month consultation on “Spectrum Policy Framework” in October 2006 and issued a statement in April 2007 concluding its review of the government’s spectrum policy and promulgating the “Radio Spectrum Policy Framework” for future spectrum management. The framework stated that the government would employ, as far as possible, a market-based approach in future spectrum management. As a general guideline, spectrum that may be available to the market will be assigned by way of auction or other open bidding process. Spectrum use for non-government use would be subject to payment of spectrum utilisation fees.

Review of fixed mobile convergence

OFTA has reviewed the existing regulatory framework in view of the growing convergence of fixed and mobile services. It conducted a consultancy and consultation on fixed and mobile convergence in 2006. Topics included the current fixed/mobile interconnection regime and its charging arrangement, unified licensing for fixed, mobile and convergent services and fixed/mobile number portability. OFTA issued its decision statement in April 2007 and stated that OFTA would withdraw with effect from April 2009 the existing regulations on the asymmetical fixed and mobile interconnection arrangement whereby mobile operators are required to pay interconnection charges to fixed operators in respect of calls originated from or terminated at mobile networks. Fixed and mobile operators were encouraged to conclude their commercial agreements for future interconnection arrangements during the two-year transition period. The government is going to introduce in the near future a unified licensing framework that suits fixed and mobile operators and convergent services. The government will conduct a market survey before deciding whether or not to introduce fixed/mobile number portability.

Broadband wireless access

OFTA issued consultation papers in December 2004, August 2005 and, most recently, May 2007 regarding the licensing framework for the deployment of broadband wireless access. OFTA stated in its consultation paper of May 2007 that it intends to license broadband wireless access services under the new unified carrier licence in 2008. The relevant spectrum assignment would be conducted by way of auction.

Licensing of CDMA2000 Service

OFTA conducted a consultation on licensing CDMA 2000 service in October 2006 and announced its decision in April 2007 that the government will proceed to auction in about October 2007 a spectrum block of 7.5MHz x 2 in the 850MHz band for CDMA2000 service.

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

The second 2G license currently held by us is Mobile Carrier License (No.90), or License No. 90, under which we are now providing personal communication services in the 1800 MHz radio spectrum band. Licence No. 90 is for a period of 15 years up to September 2021.

Under License No. 85 and License No. 90, the spectrum assigned under these licenses will be subject to spectrum utilization fees. These fees are calculated as a percentage of network turnover. However, for an initial period of five years from the date of issue, the spectrum utilization fees are for a fixed amount to minimize the impact they will have on the licensees’ operating costs. Unlike 3G licenses, these 2G licenses do not require the licensees to provide performance bonds in support of their spectrum utilization fee payment obligations.

The Telecommunications Authority has stated that the open network access requirements stipulated in the replacement 2G licenses need not be complied with during the first five years of the license.

The Telecommunications Authority has stated that the open network access requirements stipulated in the replacement 2G licenses need not be complied with during the first five years

3G licenses

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

For the first five years of the term of the license, we paid an annual spectrum utilization fee of HK$50 million. For the remaining years, the annual spectrum utilization fee will be the higher of 5% of our network turnover or a progressively increasing prescribed flat fee (starting from HK$60,124,000 for the sixth year). 3G licenses require operators to adopt separate accounts for their network and service operations in accordance with a prescribed accounting manual.

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

Fixed and mobile interconnection

On July 8, 2005 OFTA issued an industry consultation paper titled “Review of the Need for Regulation, and Methodologies for the Calculation, of Interconnection Charges for Interconnection between Local Fixed Carriers and Value-Added Services and Mobile Services.” After conducting a consultancy, OFTA carried out a consultation on fixed and mobile interconnection under the overall topic of fixed and mobile convergence. OFTA issued its decision statement in April 2007 and stated that OFTA would withdraw with effect from April 2009 the existing regulations on the asymmetical fixed and mobile interconnection arrangement whereby mobile operators are required to pay interconnection charges to fixed operators in respect of calls originated from or terminated at mobile networks. Fixed and mobile operators were encouraged to conclude their commercial agreements for future interconnection arrangements during the two-year transition period. The government is going to introduce in the near future a unified licensing framework that suits fixed and mobile operators and convergent services. The government will conduct a market survey before deciding whether or not to introduce fixed/mobile number portability.

External gateway and local network interconnection

We operate a number of external gateways to connect to overseas telecommunications carriers via submarine and overland cables. The external gateways are connected to the local public switched telephone network, or PSTN, by backhaul cables. We have concluded bilateral agreements with more than 40 overseas telecommunications operators on routing of external traffic to and from Hong Kong. We use our external gateways to deliver our IDD and international bandwidth services as well as to support wholesale business for other external telecommunications services licensees and overseas telecommunications operators.

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

India

Overview

The New Telecommunications Policy 1999, or NTP 1999, and the Telecom Regulatory Authority of India Act, 1997, or the TRAI Act, together with subsidiary regulations and guidelines, form the overall regulatory landscape of India’s telecommunications industry. The Department of Telecommunications of India, or DoT, performs the role of licensor and policy maker The Telecom Regulatory Authority was established in 1997 and is an autonomous body with quasi-judicial powers to regulate telecommunications services in India. The regulatory functions of the Telecom Regulatory Authority, as specified by the TRAI Act, fall within two broad categories—recommendatory and mandatory.

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

Intra-circle mergers

DoT issued intra-circle merger guidelines in February 2004. These guidelines cover the acquisition and merger of companies holding cellular telecommunications licenses in the same license area. Hutchison Essar’s acquisition and merger of BPL Mumbai, a licensee for GSM mobile services in the telecommunications license area of Mumbai, India, is subject to the prior approval of DoT under these merger guidelines because it already holds a license for Mumbai.

The merger guidelines prescribe certain conditions before an intra-circle merger can be considered:

•	following completion of the intra-circle merger, there must still be at least three operators holding cellular licenses for that license area; and

•	the merged entity should have no more than 67% market share in that license area.

Although Hutchison Essar believes its acquisition of BPL Mumbai is in compliance with the merger guidelines, this is the first application pursuant to these guidelines considered by the DoT, and as such no assurance can be given that the application will not be delayed or denied, or that any approval will not be subject to conditions that are unacceptable.

Foreign ownership restrictions

Pursuant to Press Note No. 3 (2007 Series), dated April 19, 2007, or the press note, the Ministry of Commerce & Industry, Department of Industrial Policy & Promotion, Secretariat of Industrial Assistance, replaced Press Note 5 (2005 Series) dated November 2005 which had increased the aggregate permitted foreign investment in companies providing certain telecommunications services from 49% (measured by counting only interests held directly) to 74% (measured by counting interests held either directly or indirectly). The press note states that the aggregate foreign investment will include investment through foreign institutional investors, non resident Indians, foreign currency convertible bonds, American depositary receipts, global depositary receipts, convertible preference shares and proportionate foreign investment in the companies holding shares of the licensee company and their holding companies.

The press note requires that the remaining 26% shareholding in such company should be owned by resident Indian citizens. The proportionate foreign investment in such Indian company will also be included while calculating the 74% foreign investment limit.

Pursuant to the press note, foreign investment up to 49% is automatically approved, while Foreign Investment Promotion Board approval is required to hold interests in excess of 49%. It further states that each operating company will be required to disclose the levels of aggregate foreign investment in the company and certify that such levels are within the 74% limit on a half-yearly basis.

The press note also specifies the following restrictions:

•	the majority of the directors on the board of each operating company shall be Indian citizens;

•	the chief technical officer in charge of technical network operations and the chief security officer should be Indian citizens resident in India;

•	the DoT will have the power to designate any additional key positions that should be held by Indian citizens resident in India;

•	the chairman, managing director, chief executive officer, and chief financial officer will require security clearance if such positions are held by foreign nationals;

•	no traffic from subscribers within India to other subscribers within India should be routed through any place outside India;

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

Pursuant to the press note, companies were given three months from the date of notification to comply with the specified conditions.

Licenses

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

General

The mobile telecommunications services licenses held by Hutchison Essar and its subsidiaries contain substantially similar terms. All licenses are non-exclusive and the Indian government reserves the right to grant additional licenses to private mobile telecommunications operators, without limitation as to number, after recommendations from the Telecom Regulatory Authority with respect to the timing and the terms of entry of a new mobile telecommunications operator. The terms and conditions of the licenses may be modified at any time by the applicable licensor, if it is deemed necessary or expedient to do so in the interests of the general public, for national security or for the proper conduct of telecommunications services.

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

Regulation by the Ministry of Communications

The Ministry of Communications has the authority to amend the terms of any license and require Partner to submit details of any of its services for approval. Pursuant to Partner’s license, the Ministry of Communications must approve its standard agreement with customers, and review its prospective tariffs and the payments it charges customers. Partner has submitted its standard agreement to the Ministry of Communications for approval. To date, Partner has not received any comments from the Ministry of Communications regarding this agreement. In addition, Partner is required to inform the Ministry of Communications 30 days prior to the activation of certain specified types of services.

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

The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS termination tariff. In November 2004, the Ministry of Communications announced regulatory changes significantly reducing call termination tariffs and SMS termination tariffs. These changes included reducing call termination tariffs, effective March 1, 2006, from NIS0.32 to NIS0.29 per minute, with additional reductions mandated as follows: effective March 1, 2007, to NIS 0.26 per minute; and effective March 1, 2008, to NIS 0.22 per minute. At the same time, the Ministry of Communications reduced SMS termination tariffs, effective March 1, 2006 to NIS 0.025.

The interconnect tariffs are linked to the Israeli Customer Price Index (CPI), such that the call termination tariffs were adjusted to NIS 0.2659 per minute and the SMS termination tariffs were adjusted to NIS 0.0256. The tariffs described above will be adjusted each March pursuant to changes in the CPI.

In addition, the Ministry of Communications further announced that billing units will be reduced from the present intervals of up to 12 seconds to 1 second, effective December 31, 2008. Furthermore, the Ministry of Communications indicated that it intends to start implementing a process to bring about unification of rates for calls terminating on and off an operator’s network and to disallow charging customers with a separate interconnect tariff. Preliminary hearings with the cellular operators in Israel on this matter commenced in August 2005, but have been suspended and are expected to be resumed in 2008.

On March 29, 2005, an amendment to the Telecommunications Law was adopted that requires the Minister of Communications to put into place a mobile number portability plan and, separately, a fixed-number portability plan, by September 1, 2006. Despite efforts to introduce the requisite technology and to coordinate the transition to number portability by September 2006, at present, none of the cellular or fixed-line operators in Israel has implemented number portability. Partner as well as two other cellular companies has filed a petition with the Israeli High Court of Justice requesting that the court order the Government of Israel and the Ministry of Communications to show cause for failing to amend the Telecommunications Law in order to postpone the number portability implementation deadline. Consequently, since September 2006, all relevant telecommunications license holders, including Partner, face the risk of claims for violating the Telecommunications Law and the terms of the general license without having the ability to comply with the law or the license. Individual subscribers have sought to intervene in the petition and have also filed a purported class action against Partner and other mobile and fixed-line operators based on the alleged failure to comply with the number portability requirements.

In May 2007 the Ministry of Communications of Israel announced that the latest implementation date for number portability would be December 1, 2007. The Ministry of Communications has, despite announcing the later date, stated that it is nonetheless considering imposing monetary sanctions on relevant telecommunication license holders, including Partner, in accordance with the Telecommunications Law for allegedly violating their obligations to implement number portability by September 2006. Partner has until June 24, 2007 to submit its position to the Ministry of Communications.

The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ customers while in Israel using Partner’s network as well as for calls made by Partner’s customers using their handsets abroad. Because Partner considers roaming charges to be a significant source of revenue, such regulatory limits could adversely affect the company’s revenues.

In November 2006, Partner’s license was amended in a manner that obligates it as of January 2007 to provide, in all calls made to its customers that are directed to voicemail, an announcement that the call is being directed to voicemail. Partner is not allowed to charge for a call terminated up to one second after the announcement is made. Such regulation has adversely affected its financial results.

In January 2007, the Ministry of Communications published a policy regarding VOB services. The policy, among other things, allows licensed third parties to access the infrastructure of Bezeq and HOT in order to provide VOB services to customers, charging customers directly, with no need to pay to the access owner any usage fees. Partner’s domestic fixed-line license was amended in February 2007 in accordance with this policy.

In January 2007, the Ministry of Communications appointed a public committee to formulate recommendations regarding the policy and principles of competition in the Israeli telecommunications market. The issues to be examined by the committee include the structural separation of activities, such as transmission and content, including the structural separation of Bezeq; the requirement that licensed telecommunication companies provide access to their infrastructure to other companies; and the principle of convergence arrangements between mobile and fixed-line operators, as well as between voice service providers and video and data service providers. Partner has submitted its position and recommendations to the committee.

In January 2007, the Telecommunications Law was amended to provide that the Ministry of Communications is authorized to impose significant monetary sanctions on a license holder that breaches a provision of its license, which breach causes, or may cause, significant harm to the public or to competition.

In March 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s mobile market and to review whether to allow the entry of new operators, including MVNO operators, in the Israeli telecommunications market. Based on the findings of their review, the Ministry of Communications may opt to grant licenses to MVNOs, who may use Partner’s infrastructure or other cellular operators’ infrastructure to offer mobile telephone services.

In April 2007, the Ministry of Communication initiated a hearing process to consider limiting mobile operators’ ability to offer tariff plans that are based on one-minute billing units and other billing units longer than twelve seconds. Limiting Partner’s ability to offer a variety of tariff plans, including those based on different billing units, may adversely affect its business.

Partner’s license

No person, other than the State of Israel, may provide public telecommunications services in Israel without a license issued by the Ministry of Communications.

On April 7, 1998, the Ministry of Communications granted Partner a general license to establish and operate a mobile telecommunications network in Israel for a period, following an amendment to the license in June 2002, of 20 years from February 1, 2002. Partner paid a license fee and associated costs totaling approximately NIS1,571 million. In the December 2001 spectrum auction in Israel, Partner was awarded additional spectrum (GSM 1800 MHz spectrum and UMTS third-generation 1900 MHz and 2100 MHz spectrum). Partner’s license was then amended to include the terms for the grant of the additional spectrum to Partner. The cost of the license amendment was NIS180 million for the GSM 1800 spectrum, payable in two installments and NIS220 million for the UMTS third-generation spectrum, payable in six installments.

In 2004, Partner’s license was amended to allow for adult voice services through all cellular media including voice, picture, chat and dating services. The access to adult voice services is through a domestic dialing code by a plan set by the Ministry of Communications and a service number that Partner allocates to the provider of the adult voice services. Access to the adult voice services is automatically barred as a default for all subscribers unless they specifically request the service and verify that they are over 18 years of age. This amendment has been applied to all cellular operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators and not the content providers liable and accountable for any infractions of this amendment. Additional amendments to the license during 2006 extended the restricted access for adult voice services described above to 3G technologies, including non-voice and internet services provided (directly and indirectly) either through phone calls to numbers allocated by Partner or through its internet portal.

On March 9, 2005, Partner’s general license was further amended upon Partner’s notice to the Ministry of Communications that it had met the requirements set out in the license amendment. The principal elements of this amendment are as follows:

•	Partner’s founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of Partner’s means of control;

•

Israeli entities from among Partner’s founding shareholders and their approved substitutes must hold at least 5% of its issued share capital and of each of its means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or Minister of Communications;

•

at least 10% of Partner’s board of directors must be appointed by Israeli entities, as defined above, among Partner’s founding shareholders or their approved substitutes, provided that if the board is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed;

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

In November 2006, Partner’s license was again amended. The principal elements of this amendment were as follows:

•

it is required to operate a telephone information service which provides telephone listings for its customers. It is also obligated to share its telephone customer listing information with other operators to be used in their telephone information systems.

•	For telephone calls transferred to its customers’ voicemail, it is required to allow the calling party an opportunity to disconnect the call within the first few seconds without incurring a charge.

In March 2007, Partner’s license was further amended. Among the changes was a requirement not to provide access to services, whether from Partner or an external content supplier, if the customer has not specifically requested access to such service and for which there is a significant charge to the customer. Partner must also inform customers that they have the ability to block access to such services.

Partner’s license may be extended for an additional six-year period upon request to the Ministry of Communications and confirmation being received from the Ministry that certain performance requirements have been met. Partner may also request renewal of its license for successive six-year periods thereafter, subject to regulatory approval.

Partner must pay royalties to the State of Israel every quarter based on its chargeable revenues, as defined in the relevant regulation, from mobile telecommunications services. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% from 3.5% to a level of 1%.

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

Domestic Fixed-Line License. In January, 2007, the Ministry of Communications granted Partner a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the company has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The license was amended in February 2007 to grant Partner the right to offer VOB services using the infrastructure of Bezeq and HOT to access customers and to provide them with fixed-line telephony service without any payment to the infrastructure owner.

Transmission License. Following Partner’s purchase of a fiber-optic transmission business from Med-1 in March 2006, the Ministry of Communications granted Partner in August 2006 a special license for the provision of transmission and data communications services. This special license allows for the provision of digital transmission services over fixed lines to enable Partner’s customers to create a data-link between customer sites and between the site of one customer and that of another. The special license also allows Partner to enter into agreements to charge its customers for this service and to lay, install, and connect cable to support the digital transmission services. The special license is valid through July 2007, or until such date as Partner will be granted an exclusive general license, the later of the two.

Antenna and other permits

The Ministry of the Environment is empowered to grant erection permits and operation permits for Partner’s antennas. Partner must also obtain a building permit from local licensing authorities for the construction of most of its antennas. The construction of Partner’s antennas may also be subject to the approval of the Civil Aviation Administration and the Israeli Defense Forces. Like other mobile telecommunications operators in Israel, Partner has experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As of December 31, 2006, approximately 20% of Partner’s antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these are microsites. Partner believes that a portion of the sites operating without permits from local authorities do not require local building permits under the Planning and Building Law, 1965. In addition, some of the building permits are not compatible with the antenna sites for which they were obtained. If it continues to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect Partner’s existing network, delay the erection of additional antenna sites to its network and adversely impact its 3G network build-out. This difficulty could have an adverse effect on the extent, quality and capacity of Partner’s network coverage and its ability to continue to market its products and services effectively. Partner’s inability to resolve these issues in a timely manner could also prevent it from achieving or maintaining the network coverage and quality requirements contained in its license.

The Ministry of the Environment has adopted the International Radiation Protection Agency’s standard as a basis for the consents it gives for the erection and operation of Partner’s antennas. On January 1, 2006, the Non-Ionizing Radiation Law (5766-2006) was enacted, which defines the various powers of the Ministry of the Environment as they relate to, among other things, the granting of permits for antenna sites and sets standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, which entered into effect on January 1, 2007, a request for an operating permit from the Ministry of Environment with respect to either new sites or existing sites would require a building permit for such sites. If Partner continues to face difficulties in obtaining building permits from the local planning and building committees, it may also fail to obtain operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment may result in criminal and civil liability to Partner or to its officers and directors.

The extent of Partner’s potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of a number of developments. Since National Building Plan 36 was approved, some planning committees have started to require that, as a precondition for issuing new permits for antenna sites, Partner submit an undertaking to indemnify the committee against claims for depreciation in the value of nearby properties as a result of issuing a permit to build, and the building of, antenna sites. Under the Non-Ionizing Radiation Law, the National Council for Planning and Building was granted the power to determine the level of indemnification that must be undertaken by cellular companies as a precondition for obtaining a building permit for a new or existing antenna site that requires such a permit. The National Council has decided that until National Building Plan 36 is amended to reflect a different indemnification amount, cellular companies will be required to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. Thus, at present, in order to obtain a building permit for a new or existing antenna site, Partner must provide full indemnification for the reduction of property value. Partner cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended National Building Plan 36, nor can it predict when National Building Plan 36 will be amended. To date, Partner has provided over 100 indemnification undertakings to local authorities. These developments may have a material effect on Partner’s financial condition and results of operations, as well as plans to expand and enhance network coverage.

Like other mobile telecommunications operators in Israel, Partner provides repeaters, also known as bi-directional amplifiers, to customers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, installed by Partner at the customers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm (approximately one to two feet), receive signals from a network antenna site and amplify them within a specific room or rooms. The radiation emission from these outdoor antennae is comparable to that of a handset that is transmitting a signal. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other mobile telecommunications operators, Partner has not requested permits under the Planning and Building Law for the repeaters. The Ministry of Communications, however, has granted a type approval for the repeaters.

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

Thailand

Overview

The National Telecommunications Business Commission, or NTBC, which is the regulatory body responsible for administering the Telecommunications Business Act 2001, or TBA, was established on October 1, 2004. The NTBC can now fully exercise its role as Thailand’s telecommunications regulator to regulate telecommunications matters in Thailand and has enacted a number of subordinate regulations to implement the provisions of the TBA including, regulations governing interconnection, standard mobile service contracts and customer complaint process.

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

The NTBC has also issued regulations governing activities that qualify as a telecommunications business and requires a license and allocation of telephone numbers, interconnection, standard mobile service contracts, customer complaint process, personnal information and privacy, prescribing prohibited acts having the nature of foreign dominance or business takeover or business control measures preventing monopoly actions or creating unfair competition in telecommunications business operations and contracts in relation to telecommunications business operation entered into with foreigners. Under the transitional provisions of the TBA, concessionaires of CAT Telecom or TOT Corporation are allowed to continue operating their telecommunications businesses in accordance with the rights under their existing concessions prior to the TBA coming into force until termination of such concessions. Concessionaires will have the ability to convert their concessions to licenses under the TBA but are not compelled to do so.

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

Interconnection

The NTBC issued a notification on interconnection in May 2006. The notification requires that interconnection to unbundled elements of telecommunications networks be charged on a cost-oriented basis. Per-minute interconnection charges will be payable under the new interconnection regime and the current access charge regime, under which interconnection charges are calculated by reference to number of customers and/or revenues, will likely be replaced.

In 2006, the NTBC has approved the reference interconnection offers and interconnection charge rates of TOT Corporation and of concessionaires (Advanced Info Services, Total Access Communications and True Move Company Limited). Advanced Info Services, Total Access Communications and True Move Company Limited have signed bilateral interconnection contracts among each other and have implemented interconnection under the NTBC’s interconnection regime since February 1, 2007.

TOT Corporation has stated that it will only apply the NTBC’s interconnection regime to new telecommunication entrants and existing concessionaires must still continue to pay access charges to it. Thus, TOT Corporation has not entered into any interconnection contracts with Advanced Info Services, Total Access Communications or True Move Company Limited. CAT Telecom has also not entered into any interconnection contract with concessionaires because the NTBC is still in the process of reviewing the reference interconnection offer and interconnection charge rates of CAT Telecom.

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

Sri Lanka

Overview

The telecommunications sector of Sri Lanka has shown significant progress in the past few years, mainly owing to the recent liberalization of the industry.

Regulatory Framework

In Sri Lanka, the telecommunications sector is governed by the Sri Lanka Telecommunications Act No.25 of 1991, as amended by Act No. 27 of 1996, or the Telecommunications Act, and the governing body is the Telecommunications Regulatory Commission of Sri Lanka, or TRCSL, which was established under the Telecommunications Act. The TRCSL regulates licensing, spectrum allocation, tariffs and all other industry-related issues, and presently comes directly within the purview of the President of Sri Lanka.

Licensing

An operator must obtain a license from the President of Sri Lanka, on the TRCSL’s recommendation. All applications for licenses must be made through the TRCSL.

Separate licenses are issued for fixed-line and mobile operators. Operators may apply for other types of licenses, including licenses to provide Internet service, public payphone services and external gateway operations, or EGO for international services.

Hutchison Lanka operates under a license to operate cellular mobile services issued under the Telecommunications Act in 1992. It is effective for a period of 20 years, until 2012. In 2003, Hutchison Lanka obtained an EGO license to operate EGO services.

Foreign Investment

In recent years, the government of Sri Lanka has encouraged foreign investment in the telecommunications sector with a goal of expanding tele-density in the country. Foreign investors are permitted to hold 100% of a telecommunications company. At present, all of the mobile telecom companies in Sri Lanka are either fully-owned or partly-owned by foreign investors.

Tariff regulation

Mobile operators are not permitted to market their own tariffs. All tariff packages offered must be approved by the TRCSL.

Tariffs for mobile services comprise charges for air-time, value added services, roaming, connection fees and charges for other additional facilities.

Interconnection

Telecommunications operators in Sri Lanka currently operate under a “sender keeps all” system in which they charge each other a flat fee for access to a certain amount of transmission capacity, rather than billing each other on the basis of use. Although rules to regulate domestic interconnection were published by the TRCSL in 2003, the implementation of these rules was suspended because a “calling party pays” regime system was anticipated to become effective at the time. However, because the calling party pays system was not implemented due to public protests, the sender keeps all system continues to be operation.

In early 2007, TRCSL commenced discussions with operators to change the current interconnection regime. While recommending the implementation of the rates determined by the 2003 interconnection rules, TRCSL has requested operators to propose the interconnection rates to be charged among operators.

Spectrum Allocation

Several consultations were carried out during 2003-2004 in the telecom industry of Sri Lanka, on the allocation/re-assignment of spectrum. At present, there are four frequency bands being utilized for PSTN services: namely 900 GSM, 1800 GSM, 850 CDMA and 3G. Hutchison Lanka operates GSM services in the 900 MHz and 1800 MHz bands.

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

Macau

The Macau mobile telecommunications market was liberalized in October 2000 when the government issued two new 2G mobile telecommunications licenses: one to us and one to another new entrant. We now hold a license that allows us to operate on the GSM 900 and GSM 1800 spectrums, which will expire on July 8, 2010. Union Telecom Limited, which we acquired in July 1991, has also held a radio paging license since February 1991.

In July 2006, we submitted our bid for 3G licence in response to the government opening three 3G licences for bidding. We were one of three operators awarded a 3G license in October 2006 to operate W-CDMA service. The 3G license for Macau was issued to us with effect from June 5, 2007 and is for a period of eight years. Under the terms of the license, we must commercially launch 3G service within 12 months from the date of the license and achieve territory-wide coverage in Macau within 15 months from the date of commercial launch.

A fourth 3G license could be issued within the next two years if DSRT considers it necessary.

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

In addition, telecommunications projects are subject to the Investment Law and Corporation Law and implementing decrees and regulations.

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

Foreign Investment

Before joining the World Trade Organization, or WTO, Vietnam had a restrictive investment climate for foreign investors in the telecommunications industry. Although the Foreign Investment Law permitted both joint ventures and 100% foreign owned enterprises, neither could be used in the establishment and operation of telecommunications networks. Private domestic investment was permitted, but foreign investors could only invest through a BCC. The BCC is a form of investment in which Vietnamese and foreign partners agree to carry on an investment and business activity without creating a new entity. The parties agree to share profits and losses, in much the same way as a partnership. It is, in fact, a contractual joint venture and requires an investment license. One or both parties may contribute fixed or working capital but the division of profit will be what is agreed upon by the parties rather than being in the proportion of the capital contributions. The foreign party to a BCC may establish an operating or management office in Vietnam to implement the BCC. In addition, the parties to a BCC may also establish a supervisory committee to manage the relationship between the parties.

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

Under the new Investment Law, which took effect from July 1, 2006 and replaced the Law on Foreign Investment in Vietnam governing the operation of HT Mobile, foreign investment through a BCC structure is no longer compulsory for telecommunications services. For the first time, foreign investment in telecommunications services can be made in the corporate form of a joint venture company (as opposed to the unincorporated partnership of a BCC).

Pursuant to Vietnam’s WTO commitments with effect from January 11, 2007, foreign investors using a BCC structure will have the option of renewing their current arrangements or converting into another form of “commercial presence” with conditions no less favorable than those they currently enjoy. Under the WTO commitments, “commercial presence” is allowed in the form of a facilities-based joint venture company for providers of basic services, such as HT Mobile, subject to minimum ownership of 51% by a state-owned operator or local operator that is controlled by the state.

Resolution 71/2006/QH11, which was passed by the National Assembly on November 29, 2006 ratifying WTO accession protocol for Vietnam to join the WTO, stipulates that any clear commitment in WTO accession protocol shall be applied directly, making the possibility of conversion from a BCC to a joint venture company clear. The MPT has several times confirmed that the Government of Vietnam will not interfere with the future status of existing BCCs and leave the possibility of conversion to the BCC partners’ decision.

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

Interconnection charges

Interconnection between competing networks is considered by the MPT as a critical mechanism for introducing market forces into a monopolistic telecommunications environment. Under the Telecoms Ordinance, all licensed telecommunications operators are entitled to connect to any other licensed network on the fulfillment of certain basic conditions. The Prime Minister’s Decision 39/2007/QD-TTg dated March 27, 2007, relating to the regulation of postal and telecommunications service prices, or Decision 39, provides authorization to the Government, MPT and the Ministry of Finance on tariff management. Under Decision 39, on May 7, 2007, MPT issued Decision 07/2007/QD-BBCVT approving the telephone interconnection charges between two mobile telecommunications service operators. In addition, Decision 39 specifies that interconnection fees are to be set on a non-discriminatory basis to reflect the actual costs of interconnection and that such rates should be in line with interconnection fees of other countries in the region and around the world.

Tariff regulation

MPT regulates tariffs of VNPT as a dominant service provider, whereas other operators such as Hanoi Telecommunications are allowed to set their own tariffs. The MPT has introduced several provisions to reduce the tariffs and make them comparable to those of regional countries.

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

Since the beginning of 2007, different regulatory initiatives have taken place:

•	consultation on retail tariffs

•	consultation on a regulation on electronic transaction

•	consultation on quality of service

In addition, MASTEL, a telecommunications service providers association, is taking the initiative to request amendments to the Telecom Act of 1999 regarding, among others, competition, convergence and universal service fund administration.

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

After completing the set up of the facilities and infrastructure, a telecommunications operator must submit an application to the Directorate General of Post and Telecommunications, or the Directorate, which falls under the competence of the MCIT. The authorized institution accredited by the government will conduct the operational feasibility tests. The purpose of these operational feasibility tests is to examine and confirm that all of the facilities and infrastructure have been constructed properly and are ready to be operated from a technical perspective. Based on the results of the operational feasibility test, the Directorate will issue a certificate of operational worthiness.

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

The Minister of Transportation granted PT Hutchison CP Principle License Number KP 304 of 2003 regarding the Operation of Cellular Mobile Network of Third Generation (3G) with National Coverage on October 13, 2003. PT Hutchison CP then obtained Certificates of Operation Worthiness Numbers (i) 1593/PT.003/Dittel/SRT/2004, (ii) 1594/PT.003/Dittel/SRT/2004 and (iii) 1595/PT.003/Dittel/SRT/2004 on September 15, 2004 issued by the Director of Telecommunication. On October 15, 2004 the MCIT issued Operating License No. KP.11 of 2004 to PT Hutchison CP. Under this operating license, PT Hutchison CP is entitled to conduct the following operations on a national basis:

•	GSM dual band cellular mobile network system in the 1775MHz—1785 MHz (Up Link) and 1870 MHz-1880 MHz (Down Link) frequency bands;

•	IMT-2000 dual band Cellular Mobile Network in the 1920-1925 MHz and 2110-2115 MHz frequency bands with an unpaired 2010-2015 MHz (TDD) frequency band; and

•	basic telephone service.

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

To promote equal treatment in the telecommunications industry among cellular mobile network operators, the MCIT recently issued Ministerial Regulation No. 29/KEP/M.KOMINFO/03/2006 regarding Allocation of Radio Frequency Bands and The Payment of Tariff for Radio Frequency Spectrum Band Utilization for Operators of Cellular Mobile Network IMT-2000 on Radio Frequency Band 2.1 GHz, or MR 29. Under MR 29, PT Hutchison CP is obligated to return part of its radio frequency band block 1925—1930 MHz in pairs with 2115—2120 MHz so each 3G cellular mobile network operator will be given equal 3G radio frequency band allocation. An additional 2 x 5 MHz on Radio Frequency Band 2.1 GHz may be allocated to each 3G cellular mobile network operator after January 1, 2008 by evaluation processes and upon performance of determined obligations, such as the payment of all outstanding fees.

Further, under MR 29, PT Hutchison CP is obligated to pay a prescribed up-front fee for 3G frequency allocation, at the latest, by January 31, 2008. The up-front fee for utilization of one block of 2.1 GHz frequency band for a period of ten years is IDR320,000 million. In addition, PT Hutchison CP is obligated to pay an annual 3G frequency utilization fee. The formula for the annual frequency utilization fee for the first ten years is calculated based on a specified percentage of the bidding price received by the government of Indonesia in relation to the auction of 2 x 5 MHz, adjusted for compounded interest. The specified percentage is 20% in the first year and increases to a maximum of 130% in the fifth year. The bidding price for the purpose of calculating PT Hutchison CP’s annual fee is IDR160,000 million. Accordingly, the 2006 annual fee for PT Hutchison CP was IDR32,000 million.

Besides spectrum and license fees, PT Hutchison CP is obligated to pay, on an annual basis, a Universal Service Obligation fee in the amount of 1% of its annual gross income.

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

Tariffs regulations are following international best practices insofar as after the deregulation of retail tariffs, the government has decided to let tariffs be self-regulated through competition. Only the dominant operator (PT Telekom) must have its tariffs approved by the DGPT. All other operator may implement/modify their retail tariffs upon notification to the DGPT and after one month’s prior notice to customers.

Interconnection

On February 8, 2006, the MCIT issued Regulation No. 08/Per/M.KOMINFO/02/2006 on Interconnection, or Regulation 8. Regulation 8 replaced regulations issued in 1997, 1998, 1999 and 2004 concerning applicable tariffs and revenue sharing arrangements for interconnection services between providers. Under Regulation 8, interconnection charges will be calculated based on the cost of interconnection with effect from January 1, 2007. However, Regulation 8 does not provide for the termination rate of SMS/MMS to be cost-based. Currently, the termination of SMS/MMS is still subject to the “sender keeps all” principle.

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

Under the current applicable investment laws and regulations, certain business activities are closed to foreign investment. These business activities are listed in a “negative list” that is reviewed from time to time by the government. The current negative list is set out in the Presidential Decrees No. 96 of 2000 as amended by Presidential Decree No. 118 of 2000. Other than the negative lists, a Technical Guidance for Capital Investment 2002, or PTPM, issued by BKPM, also regulates and sets requirements for certain sectors which are open for foreign investment.

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

The negative list, PTPM and general telecommunication regulations are currently silent on the maximum foreign share ownership in cellular mobile networks. In accordance with the requirements of applicable Indonesian investment laws, the current shareholdings in PT Hutchison CP have been approved by BKPM.

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

The following table sets forth the total gross floor area of properties held by us and the total gross floor area of properties leased by us as of December 31, 2006, by country, and the principal uses of the properties.

Country	Gross Floor Area of Properties Held(1)		Gross Floor Area of Properties Leased(1)		Principal Uses
Hong Kong	52,271 ft	[2]	642,969 ft	[2]	Office; staff quarter; retail shop; customer service center; data center; switching center; warehouse
Macau	8,645 ft	[2]	31,966 ft	[2]	Retail shop; office; staff accomodation; warehouse
India	123,014 ft	[2]	1,756,722 ft	[2]	Office; warehouse; retail shop; guest house; staff accommodation
Israel	—		67,500 m	[2]	Office (including parking); call center; retail shop; service center
Thailand	2,736 m	[2]	22,920 m	[2]	Office; retail shop; warehouse; call center; switch center
Indonesia	—		7,339 m	[2]	Office; customer service center; switch center; warehouse
Vietnam	—		8,440 m	[2]	Office; switch center; retail shop; warehouse
Sri Lanka	37,566 m	[2]	3,458 m	[2]	Office (including parking); staff quarter; switch center
Ghana	—		12,081 m	[2]	Office (including parking); service center; staff quarter; warehouse
Others(2)	—		1,573 m	[2]	Offices

(1)	Does not include cell sites.
(2)	Comprised of China, United States, Malaysia, Singapore, Taiwan and The Philippines.

As of December 31, 2006, certain properties owned by us in India and Hong Kong were used as collateral for certain of our borrowings.

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

Hong Kong (including Macau). The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operated its mobile telecommunications business through Hutchison Telecommunications (Hong Kong) Limited, or Hutchison Telecommunications Hong Kong, and its subsidiaries. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services, under the 3 brand. Since May 31, 2004, all of Hutchison Whampoa’s mobile telecommunications services in Hong Kong have been offered under the 3 brand.

In August 2001, the Hutchison Whampoa group launched GSM dualband mobile telecommunications services under the brand of Hutchison Telecom in Macau. Our service in Macau was re-branded under the 3 brand in 2005. In October 2006, we were awarded a 3G license in Macau. The 3G license for Macau was issued to us with effect from June 5, 2007.

The Hutchison Whampoa group also provides fixed-line telecommunications services in Hong Kong through Hutchison Global Communications under the brands HGC and Hutchison Global Communications . Hutchison Global Communications obtained its license in 1995. In March 2004 the Hutchison Whampoa group acquired a 52.5% interest in Hutchison Global Communications Holdings through the acquisition by Hutchison Global Communications Holdings of a wholly-owned subsidiary of Hutchison Whampoa, operating its fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes. In July 2005 we privatized Hutchison Global Communications Holdings through the cancellation of Hutchison Global Communications Holdings shares not already held by us. Following the privatization, Hutchison Global Communications Holdings became our wholly-owned subsidiary and its listing on the Hong Kong Stock Exchange was withdrawn.

India. The Hutchison Whampoa group’s presence in India began in February 1992 when Hutchison Whampoa, together with an Indian partner, established a company which in 1994 was awarded a license to provide mobile telecommunications services in Mumbai (formerly Bombay). Commercial operations began in late November 1995. At the time of the restructuring, the Hutchison Whampoa group effectively had interests in six mobile telecommunications operators with a total of 13 out of India’s 23 service areas. The number of service areas was subsequently increased to 16 following the completion of Hutchison Essar’s acquisition of HECL in January 2006. Hutchison Essar’s mobile telecommunications services are provided in India under the Hutch brand. Service in Mumbai was provided under the Orange brand until December 2005, when Hutchison Essar re-branded Mumbai services under the Hutch brand.

On November 1, 2004, we received the approval of the Indian government’s Foreign Investment Promotion Board to proceed with the consolidation of the Indian mobile telecommunications operators under an Indian holding company. On February 1, 2005, we completed the consolidation of the Indian operating companies, as a result of which five of the operating companies in India were consolidated under Hutchison Max Telecom Limited, which was renamed as Hutchison Essar Limited. Following the completion of the consolidation, we held an aggregate direct and indirect interest of approximately 56% in Hutchison Essar.

Following the announcement of new foreign direct investment rules by the Indian government in November 2005, we and the Kotak group undertook a review and reorganization of the joint venture structure through which we together held a 19.54% interest in Hutchison Essar. This was done in advance of and in anticipation of a possible public offering of Hutchison Essar’s shares, as well as to comply with the new rules. Following this reorganization, we held, through wholly-owned subsidiaries, an aggregate direct equity interest of 42.34% of Hutchison Essar and an additional indirect interest through the joint venture, which held an aggregate equity interest of 19.54% of Hutchison Essar. Through their interest in this joint venture, Centrino and ND Callus, which are indirectly wholly owned by resident Indian citizens, held an aggregate indirect 12.26% equity interest in Hutchison Essar.

In January 2006, Hutchison Essar completed the acquisition of HECL, which was a licensee for GSM mobile services in the license areas of Maharashtra, Tamil Nadu and Kerala. This increased the number of operating companies under Hutchison Essar from five to six and increased the number of license areas covered from 13 to 16.

In June 2006, we acquired a 45.79% interest in Omega Telecom, which held 5.11% of the issued share capital of Hutchison Essar. The remaining 54.21% of Omega Telecom was acquired in August 2006 by an investment holding company held by certain institutional investors.

In October 2006, Hutchison Essar completed the acquisition of Spacetel, the applicant for unified access (basic and mobile) services licences in seven remaining license areas in which Hutchison Essar did not operate: Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. The licenses for six of these license areas were granted in December 2006 and a letter of intent, which is usually a precursor to the issuance of a license, was issued to Hutchison Essar with respect to Madhya Pradesh on March 5, 2007.

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries, for cash consideration of approximately US$11,080 million before costs, expenses, interest payable by Vodafone and warranty retention amounts held by Vodafone; in connection with the sale we also made settlement payments to a shareholder of Hutchison Essar. We agreed with Vodafone that for a period of three years from completion of the sale, we would not directly or indirectly carry on or become economically interested in, within India, any business carried on in competition with the business as carried on by Hutchison Essar, including the provision of telecommunications services for voice, data or video and/or the establishment and operation or maintenance in India of related infrastructure, facilities or equipment. Specifically excluded from those restrictions, among other things, were operating call centre or data centre services, establishing, owning or leasing, and maintaining and operating, international telecommunications capacity of whatever transmission media outside India and up to any related landing points in India and providing India mobile roaming services to our international customers through agreements with telecommunications operators.

Israel. The Hutchison Whampoa group established its presence in Israel in September 1997 when Hutchison Whampoa, together with local investors, formed Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq and traded on the London Stock Exchange. Partner provides mobile telecommunications services under the Orange brand. In December 2004, Partner launched 3G services. In April 2005, Partner became a consolidated subsidiary of our company following the completion of a share buyback by Partner, as a result of which our equity interest in Partner increased from 42.9% to over 50%. In July 2006, Partner acquired the transmission business of Med 1, including its fiber-optic cable infrastructure comprising a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately NIS 71 million (US $17.0 million). In January 2007, Partner was granted a a license for the provision of domestic fixed-line telecommunications services in Israel

Thailand. The Hutchison Whampoa group commenced operations in Thailand in February 2003 when Hutchison CAT, our joint venture with CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the Hutch brand under a marketing service agreement running until April 21, 2015.

Indonesia. In July 2005, we completed the acquisition of a 60% equity interest of PT Hutchison CP, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia. In March 2007, we launched mobile telecommunications services in Indonesia under the “3” brand.

Vietnam. In February 2005 our business cooperation contract with Hanoi Telecommunications was approved by the Ministry of Planning and Investment of Vietnam. Under the terms of the BCC, we agreed to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam and provide services over such network for a term of 15 years. In January 2007, we launched mobile telecommunications services in Vietnam under the brand name “HT Mobile.”

Sri Lanka. In August 1997, the Hutchison Whampoa group acquired a 100% interest in Lanka in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo. We subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. We launched standard GSM services in the Colombo area in May 2004 under the Hutch brand. Our analog network around Colombo was shut down in July 2004.

Ghana. In 1998, the Hutchison Whampoa group acquired an 80% interest in Kasapa in Ghana. In January 2005, our equity and voting interest in Kasapa increased from 80% to 100%. Kasapa received a 15-year replacement license effective December 2, 2004 authorizing the provision of mobile cellular service on its present 800 MHz spectrum. Kasapa commenced offering CDMA service under this new license in September 2005 and shortly afterwards shut down the AMPS analog network that it had previously been using.

Disposals. We completed the sale of our operations in Paraguay on July 2005. In July 2006, we sold our wholly-owned subsidiary Vanda IT Solutions, which provided information technology solutions, and loans that we had extended to Vanda IT Solutions and its subsidiaries, to a wholly-owned subsidiary of our largest shareholder, Hutchison Whampoa.

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

As part of the restructuring, we entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined to include the European Union prior to its enlargement in 2004 and other countries such as Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada and Argentina (unless and until we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A., or Hutchison Argentina). Our territory covers all the remaining countries of the world.

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

Capital Expenditures and Divestitures

Our capital expenditures in 2004, 2005 and 2006 have been for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses. The amounts of capital expenditures for these periods, broken out by geographical segment, are set out in “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditure.” We have traditionally met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates and borrowings from the Hutchison Whampoa group of companies. We expect that we will continue to meet our financing needs primarily through the proceeds from our sale of CGP Investments Holdings to Vodafone, cash flow from our operating activities and borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by our company. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D. Organizational Structure

Prior to December 21, 2005, Hutchison Whampoa indirectly owned approximately 74.3% of our outstanding ordinary shares. As described further in “Major Shareholders and Related Party Transactions—Major Shareholders,” following the Hutchison Whampoa group’s sale of our shares to Orascom Holding, which was completed on December 21, 2005, Orascom Holding acquired an equity interest in our company and Hutchison Whampoa’s indirect equity in our company was reduced. As of June 15, 2007, Hutchison Whampoa and Orascom Holding held approximately 50.0% and 19.2% of our shares, respectively.

Hutchison Whampoa is a conglomerate based in Hong Kong and listed on the main board of the Hong Kong Stock Exchange. It operates five core business divisions around the world. The five divisions are: (1) ports and related services; (2) property and hotels; (3) retail and manufacturing; (4) energy, infrastructure, finance and investments; and (5) telecommunications.

Orascom Holding is a leading mobile telecommunications company operating in seven emerging markets in the Middle East, Africa and South Asia.

We are a holding company for the following significant subsidiaries as of December 31, 2006:

	Place of incorporation / registration and operation	Percentage of equity interest held
Aircel Digilink India Limited (Note 1, 4)	India	52%
BFKT (Thailand) Limited (Note 2)	Thailand	49%
Essar Spacetel Private Limited (Note 1, 4)	India	52%
Fascel Limited (Note 1, 4)	India	52%
HCL Network Partnership	Hong Kong	100%
HTI (BVI) Finance Limited	British Virgin Islands	100%
Hutchison CAT Wireless MultiMedia Limited (Note 2)	Thailand	36%
Hutchison Essar Cellular Limited (Note 1, 4)	India	52%
Hutchison Essar Limited (Note 1, 4)	India	52%
Hutchison Essar Mobile Services Limited (Note 1, 4)	India	52%
Hutchison Essar South Limited (Note 1, 4)	India	52%
Hutchison Global Communications Limited	Hong Kong	100%
Hutchison GlobalCentre Limited	Hong Kong	100%
Hutchison MultiMedia Services Limited	Hong Kong	100%
Hutchison Telecom East Limited (Note 1, 4)	India	52%
Hutchison Telecommunication Services Limited	Hong Kong	100%
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	100%
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	100%
Hutchison Telecommunications International (HK) Limited	Hong Kong	100%
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	100%
Hutchison Telephone (Macau) Company Limited	Macau	71%
Hutchison Telephone Company Limited	Hong Kong	71%
Kasapa Telecom Limited	Ghana	100%
Partner Communications Company Ltd.	Israel	51%
PT Hutchison CP Telecommunications	Indonesia	60%
3 Global Services Private Limited (Note 3, 4)	India	100%

Note 1:	Our 52% equity interest in each of these companies was comprised of (i) 42.34% equity interest, held through subsidiaries, in each of these companies; (ii) 37.25% equity interest in an investment holding company holding a 19.54% equity interest in each of these companies; and (iii) 45.79% equity interest in an investment holding company holding a 5.11% equity interest in each of these companies. In addition, we also held call options over the remaining shares of such investment holding companies and were committed to providing financial support for the shareholders of such investment holding companies.
Note 2:	In addition to our 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, we also hold call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.
Note 3:	As disclosed in Note 33(iii)(c), the beneficial interest in the call center business of 3 Global Services Private Limited was subject to a call option held by HCCH, a subsidiary of Hutchison Whampoa, which if exercised, would entitle HCCH to acquire the call center business owned by 3 Global Services Private Limited at a predetermined price.
Note 4:	Was effectively acquired by Vodafone on May 8, 2007 upon the completion of our sale of CGP Investments Holdings to Vodafone.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our consolidated accounts and the related notes included elsewhere in this annual report on Form 20-F. Our consolidated accounts have been prepared in accordance with HKFRS, which differs in some material respects from US GAAP. For a discussion of these differences and a reconciliation of net profit/(loss) attributable to equity holders of the Company and shareholders’ equity to US GAAP, see note 36 to our accounts.

We showed improved performance in 2006, as we reported our first profit attributable to equity holders. In particular, we saw stronger operating results from both India and Israel, a return to operating profit at the mobile business in Hong Kong and a further reduction in operating loss in Thailand. In 2006, turnover from continuing operations increased by 37.0% to HK$33,378 million, as our total customer base increased by 74.7% to 29.6 million customers as of December 31, 2006. Operating profit increased by 134.2% to HK$5,045 million, reflecting improved margins, as the business continued to grow and benefit from economies of scale.

In addition, we undertook a number of transactions that affected our results for 2006 or will affect our results going forward.

•

In January 2006, Hutchison Essar completed the acquisition of 100% of HECL, which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India, for a consideration of INR11,440 million (US$256 million). We recorded an increase in goodwill of HK$4,628 million (US$595 million) arising from the acquisition of HECL.

•

In March 2006, we reorganized our holding structure in Hutchison Essar in light of changes in the rules governing foreign direct investment in telecommunications operators in India. Following the reorganisation, we held a 37.25% interest in TII, an investment holding company held by us and two other parties, which indirectly owned 19.54% of Hutchison Essar. As a result, an increase in goodwill of HK$1,716 million (US$221 million) was recorded.

•

In June 2006, we entered into an agreement to acquire an interest in Omega Telecom, which owns 5.11% of Hutchison Essar, for a total consideration of US$450 million. As a result, an increase in goodwill of HK$3,020 million (US$388 million) was recorded.

•

In July 2006, Hutchison Global Communications Holdings, our wholly owned subsidiary, disposed of its 100% interest in Vanda IT Solutions for a consideration of HK$105 million (US$13.5 million), subject to adjustments, to a wholly owned subsidiary of Hutchison Whampoa. There was no gain or loss arising from the disposal.

•

In July 2006, Partner, our Israel operation, completed the acquisition of the transmission business of Med-1 for a consideration of NIS71 million (US$17.0 million). Med-1 is a private company that established a fibre-optic network, a national communication infrastructure deployed throughout Israel, and holds a licence from the Ministry of Communications of Israel to supply communication infrastructure services to Israeli companies. As a result we recorded negative goodwill of HK$45 million (US$5.8 million).

•

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries, for cash consideration of approximately US$11,080 million before costs, expenses and interest payable by Vodafone. On May 8, 2007, we also entered into a supplemental deed with Vodafone pursuant to which Vodafone, in consideration for waiving certain potential claims against us under the sale and purchase agreement, was permitted to retain US$352 million from the sale price to apply against certain specified liabilities which Vodafone might incur in connection with the interests that it had effectively acquired during a period of up to ten years following the date of completion of the sale. Having regard to the terms surrounding the retention and release of the amount retained by Vodafone, our board of directors has considered it prudent to make a full provision against recovery of any part of the amount retained by Vodafone.

In connection with the sale of CGP Investments Holdings, in March 2007 we entered into a conditional settlement agreement with Essar Teleholdings and certain of its affiliates pursuant to which they agreed to, among other things: (i) refrain from doing anything that would prevent, delay or inhibit completion of the sale; (ii) use all reasonable endeavours to ensure that completion of the sale is achieved as soon as practically possible; (iii) waive any rights they have or claim to have in respect of certain matters including those related to the sale; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the sale, we agreed to make scheduled payments to an affiliate of Essar Teleholdings aggregating US$415 million before interest, of which US$373.5 million has now been paid.

As a result of the sale, we expect to realize an estimated pre-tax gain of approximately US$9,000 million after taking into account the US$415 million settlement amount payable to Essar Teleholdings, the US$352 million amount retained by Vodafone, interest on the consideration paid to us by Vodafone, transaction costs and expenses. We also realized a net cash inflow of approximately US$10,830 million before payment of the settlement amount to Essar Teleholdings.

During 2006, the Indian business accounted for 46% of our total turnover, 72% of our total operating profit and 42% of our total operating expenses. In addition, as of December 31, 2006, the Indian business held 40% of our total outstanding debt, all of which was effectively assumed by Vodafone upon completion of the sale of CGP Investments Holdings. Following the completion of the sale of CGP Investments Holdings to Vodafone, the results of the India operations for 2007 and prior years will be presented in our consolidated income statement as discontinued operations.

•

On May 22, 2007, we declared a special dividend to shareholders equal to HK$6.75 (US$0.87) per share, or approximately HK$32,230 million (US$4,143 million) in aggregate, payable on June 29, 2007. The special dividend will be paid out of the proceeds from our sale of CGP Investments Holdings to Vodafone.

Basis of Preparation of Accounts

The results of operations of subsidiaries and associates acquired or disposed of during a year are included in our consolidated accounts commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

During 2006, we changed certain accounting policies following the adoption of new or revised HKFRS (which term collectively includes Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations) that were effective for accounting periods commencing on or after January 1, 2006. The impact of these changes in HKFRS is detailed in note 2(b) to our accounts.

Our subsidiaries are grouped into the following six segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile

•	Hong Kong fixed-line

•	India

•	Israel

•	Thailand

•	Others

In the years prior to 2005, we had five segments for financial reporting purposes. In 2005, the number of segments increased to six as a result of the consolidation of Partner beginning in the second quarter of 2005.

The results of operations of our Macau mobile business are aggregated with our Hong Kong mobile business because the Macau operating company is a subsidiary of the Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of financial results and customer numbers.

“Others” is comprised of our operations in Sri Lanka, Ghana, Indonesia, Vietnam and operations of our corporate office, as well as the non-telecommunications businesses of Vanda IT Solutions up to the date of disposal of Vanda IT Solutions in July 2006. In July 2005, we completed the disposal of our operations in Paraguay. Accordingly, the results of our Paraguay operations have been presented as a discontinued operation for 2005 and preceding years and are excluded from the “Others” segment. “Others” for 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, our non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore, and our corporate office. “Others” in 2004 was comprised of Sri Lanka, Ghana, our non-telecommunications businesses in Hong Kong, the People’s Republic of China and Singapore, and our corporate office.

Results of Operations

The following table presents, for the years indicated, the major line items in our consolidated income statement, including such amounts expressed as a percentage of our total turnover:

	Year ended December 31,
	2004		2005		2006
	(HK$ millions, except percentages)
Consolidated income statement
		%		%		%
Continuing operations:
Turnover	14,845	100.0	24,356	100.0	33,378	100.0
Operating expenses
Cost of inventories sold	(1,373)	(9.2)	(2,331)	(9.6)	(2,305)	(6.9)
Staff costs	(1,586)	(10.7)	(2,319)	(9.5)	(2,666)	(8.0)
Depreciation and amortization	(3,117)	(21.0)	(4,367)	(18.0)	(5,076)	(15.2)
Other operating expenses	(8,913)	(60.0)	(13,256)	(54.4)	(18,330)	(54.9)

Operating profit/(loss) before disposal of investments and others	(144)	(0.9)	2,083	8.5	5,001	15.0
Profit on disposal of investments and others, net	1,300	8.8	71	0.3	44	0.1

Operating profit	1,156	7.9	2,154	8.8	5,045	15.1
Interest and other finance costs, net	(1,015)	(6.8)	(1,604)	(6.6)	(2,642)	(7.9)
Share of results of associates	338	2.2	86	0.4	(1)	0.0

Profit before taxation	479	3.3	636	2.6	2,402	7.2
Taxation	(185)	(1.3)	(434)	(1.8)	(826)	(2.5)

Profit for the year from continuing operations	294	2.0	202	0.8	1,576	4.7

Discontinued operations:
Loss from discontinued operations	(54)	(0.4)	(352)	(1.4)	—	0.0

Profit/(loss) for the year	240	1.6	(150)	(0.6)	1,576	4.7

Attributable to:
Equity holders of the Company:
- continuing operations	24	0.2	(416)	(1.7)	201	0.6
- discontinued operations	(54)	(0.4)	(352)	(1.4)	—	0.0

	(30)	(0.2)	(768)	(3.1)	201	0.6
Minority interest – continuing operations	270	1.8	618	2.5	1,375	4.1

	240	1.6	(150)	(0.6)	1,576	4.7

Year ended December 31, 2006 compared with year ended December 31, 2005

Group results

In April 2005, Partner completed a buy back of its own shares, increasing our interest to over 50%, which resulted in Partner becoming a consolidated subsidiary. Accordingly, our operating profit for 2005 included Partner’s contribution for only the last three quarters of 2005, compared with a full year contribution in 2006. The following table sets out the consolidated income statement of Partner’s results for (i) the first quarter of 2005 (which were not consolidated in our 2005 accounts), (ii) the last three quarters of 2005, and (iii) the full year of 2005 by combining Partner’s results for the first quarter with its results for the last three quarters of 2005.

	Three months ended March 31, 2005 Partner HK$ millions	Nine months ended December 31, 2005 Partner HK$ millions	Year ended December 31, 2005 Partner HK$ millions
Turnover	2,138	6,612	8,750
Cost of inventories sold	(214)	(1,121)	(1,335)
Staff costs	(256)	(778)	(1,034)
Depreciation and amortization	(303)	(1,149)	(1,452)
Other operating expenses	(964)	(2,732)	(3,696)

Operating profit before disposal of investments and others	401	832	1,233
Loss on disposal of investments and others	—	(5)	(5)

Operating profit	401	827	1,228

Turnover

Our turnover increased 37.0% from HK$24,356 million in 2005 to HK$33,378 million (US$4,290 million) in 2006. The key contributor to the underlying growth in turnover was a 74.7% increase in the customer base, which increased to 29.6 million at the end of 2006 from 16.9 million at the end of 2005. The year-on-year growth in turnover reflects the inclusion of Partner’s turnover for the full year in 2006, compared with its inclusion for only three quarters in 2005 as we only began to consolidate Partner’s results from April 1, 2005. On a like-for-like basis (taking into account Partner’s turnover for the first quarter of 2005), turnover in 2006 increased 26.0% compared with 2005.

We again recorded a substantial increase in turnover in India, which contributed 46.3% of our total turnover in 2006. With a full-year contribution from Partner in 2006, turnover from Israel represented 29.3%, while Hong Kong and Macau accounted for 19.8% (of which mobile operations represented 12.6% and fixed-line operations represented 7.2%), Thailand 3.0% and “Others” segment 1.6%.

The majority of turnover came from mobile telecommunications services, which increased slightly as a portion of total turnover, representing 87.7% compared with 86.2% in 2005. The balance came from fixed-line telecommunications services, which represented 7.2% of total turnover in 2006 compared with 9.0% in 2005, sales of mobile telecommunications products such as handsets and accessories, which represented 4.3%, and other non-telecommunications businesses, principally relating to the IT solutions businesses of Vanda IT Solutions, which represented 0.8%. Vanda IT Solutions was disposed of in July 2006 and has ceased to contribute to our turnover.

Operating profit before disposal of investments and others

Our operating profit before disposal of investments and others improved by 140.1% to HK$5,001 million (US$643 million) in 2006, compared with HK$2,083 million in 2005. This year-on-year growth in operating profit before disposal of investments and others reflects the inclusion of Partner’s operating profit for the full year in 2006 compared to only three quarters in 2005. On a like-for-like basis (taking into account Partner’s operating profit for the first quarter of 2005), operating profit before disposal of investments and others increased by 101.3%. Strong results from operations in India and Israel together with a return to profit at the Hong Kong mobile operations and a further reduction in operating losses in Thailand were the main contributors to this growth.

Operating expenses

The following table presents a breakdown of operating expenses from continuing operations and the percentage change from year to year:

	Year ended 31 December
	2005 HK$ millions	2006 HK$ millions	Change %
Cost of inventories sold	2,331	2,305	-1.1
Staff costs	2,319	2,666	+15.0
Depreciation and amortisation	4,367	5,076	+16.2
Other operating expenses	13,256	18,330	+38.3

Total operating expenses	22,273	28,377	+27.4

Operating expenses in 2006 increased 27.4% compared to a 37.0% increase in turnover in 2006. The increase in operating expenses was primarily attributable to higher levels of activity in the business. As a percentage of turnover, operating expenses decreased from 91.4% in 2005 to 85.0% in 2006. This year-on-year growth in operating expenses reflects the inclusion of Partner’s operating expenses for the full year in 2006 compared with only three quarters in 2005. On a like-for-like basis (taking into account Partner’s operating expenses and turnover for the first quarter of 2005), operating expenses increased 18.2% over 2005 against a 26.0% increase in turnover over 2005.

Cost of inventories sold decreased 1.1% from HK$2,331 million in 2005 to HK$2,305 million (US$296 million). On a like-for-like basis (taking into account Partner’s cost of inventories sold for the first quarter of 2005), cost of inventories decreased 9.4%. The decline was mainly due to the disposal in July 2006 of Vanda IT Solutions, which has ceased to contribute to our results.

Staff costs increased 15.0% from HK$2,319 million in 2005 to HK$2,666 million (US$343 million) in 2006, mainly due to the expansion of our business and inclusion of Partner’s staff costs for the full year in 2006 compared with only three quarters in 2005. On a like-for-like basis (taking into account Partner’s staff costs for the first quarter of 2005), staff costs increased well below the rate of increase in turnover at only 3.5% over 2005. As a percentage of total turnover, staff costs decreased from 9.5% in 2005 to 8.0% in 2006. The smaller increase in staff costs was due to actions commenced in 2005 through rationalisation and outsourcing, especially in the our Hong Kong mobile and fixed-line and Thailand operations. We also benefited from improving economies of scale.

Depreciation and amortisation increased 16.2% from HK$4,367 million in 2005 to HK$5,076 million (US$652 million). On a like-for-like basis (taking into account Partner’s depreciation and amortisation for the first quarter of 2005), depreciation and amortisation expenses increased 8.7%. The increased depreciation was attributable to the continuing network rollout of our operations, principally in India. The increased amortisation charge resulted mainly from the higher amortisation of customer base resulting from the acquisition of HECL in India and the transmission business of Med-1 in Israel.

The following table presents a breakdown of other operating expenses:

	Year ended 31 December
	2005 HK$ millions	2006 HK$ millions	Change %
Cost of services provided	8,673	11,668	+34.5
General administrative and distribution costs	2,087	4,265	+104.4
Operating leases in respect of buildings, hire of plant and machinery	1,187	1,360	+14.6
Impairment loss on fixed assets	—	16	N/A
Write-off of customer acquisition and retention costs	99	26	-73.7
Others	1,210	995	-17.8

Other operating expenses	13,256	18,330	+38.3

Other operating expenses increased 38.3% from HK$13,256 million in 2005 to HK$18,330 million (US$2,356 million) in 2006. On a like-for-like basis (taking into account Partner’s other operating expenses for the first quarter of 2005), other operating expenses increased by 28.9%. The main component of other operating expenses was the cost of services provided, consisting of network costs and associated network operating costs, which increased 34.5% from HK$8,673 million in 2005 to HK$11,668 million (US$1,500 million) in 2006. The increase in the cost of services provided was mainly attributable to continuing growth in the Group’s customer base, which resulted in significant increases in interconnection, roaming and IDD charges, as well as the continuing network rollout, which resulted in increased rental fees for cell sites and leased lines.

The increase in other operating expenses was also partly due to a 104.4% increase in general administrative and distribution costs from HK$2,087 million in 2005 to HK$4,265 million (US$548 million) in 2006, as well as a 14.6% increase in operating leases in respect of buildings and the hire of plant and machinery from HK$1,187 million in 2005 to HK$1,360 million (US$175 million) in 2006, reflecting the general expansion in scale of the businesses and the contribution from subsidiaries acquired during the year. These increases in other operating expenses were offset in part by a 17.8% decline in other expenses and a 73.7% decline in write-off of customer acquisition and retention costs.

Other operating expenses represented 54.9% of our total turnover in 2006, which was comparable to the 54.4% that it represented in 2005.

Profit on disposal of investments and others, net

During the year, we recorded a profit on disposal of investments and others of HK$44 million (US$5.7 million), comprising the recognition of negative goodwill of HK$45 million (US$5.8 million) from the acquisition of the transmission business of Med-1 by Partner in Israel. In 2005, we recorded a profit on disposal of investments and others of HK$71 million, comprising (i) a profit of approximately HK$49 million on disposal of an approximate 4% equity interest in Hutchison Essar as a result of the exercising of call options by Essar Teleholdings, a minority shareholder of Hutchison Essar; and (ii) negative goodwill of HK$27 million resulting from the transfer of a 0.57% equity interest in Hutchison Essar at nil consideration from Essar Teleholdings; and (iii) offset in part by a dilution loss on our shareholding in Partner of approximately HK$5 million as a result of the exercise of share options by holders of options to purchase Partner’s shares.

Operating profit

As a result of the foregoing, we recorded an operating profit of HK$5,045 million (US$649 million) in 2006, representing an increase of 134.2% from HK$2,154 million in 2005. On a like-for-like basis (taking into account Partner’s operating profit for the first quarter of 2005), operating profit increased by 97.5% over 2005. The increase was attributable to the strong results from operations in India and Israel, together with a return to operating profit at the Hong Kong’s mobile operations and a further reduction in operating losses in Thailand.

Interest and other finance costs, net

Net interest and other finance costs principally consisted of interest and other finance costs relating to our debt, net of interest income received from bank deposits, and changes in fair value of derivative instruments. Net interest and other finance costs increased 64.7% from HK$1,604 million in 2005 to HK$2,642 million (US$340 million) in 2006, primarily due to higher levels of debt incurred in connection with acquisitions in India. The higher interest expense also arose from the higher levels of Thai Baht-denominated debt, where higher levels of debt were compounded by higher effective interest rates and changes in the exchange rate.

Share of results of associates

We recorded a share of losses from associates of HK$1 million (US$0.13 million) in 2006, compared with a profit of HK$86 million in 2005. The change was due to the consolidation for the first time of the results of Partner beginning in April 2005.

Profit before taxation

We recorded a profit before taxation of HK$2,402 million (US$309 million) in 2006, an increase of 277.7% from HK$636 million in 2005.

Taxation

Our taxation charge of HK$826 million (US$106 million) in 2006 was comprised of current taxation charge of HK$896 million (US$115 million) and a deferred taxation credit of HK$70 million (US$9.0 million). Our current taxation charge increased to HK$896 million (US$115 million) compared with HK$229 million in 2005, which was mainly attributable to increased taxable income from the India operations.

We recorded a net deferred taxation credit from continuing operations of HK$70 million (US$9.0 million) in 2006, compared with a net deferred taxation charge of HK$205 million in 2005. The net deferred taxation charge in 2005 related to each of the India and Hong Kong mobile operations as well as Partner, where we had historical losses. These carry-forward losses were applied to the tax positions as offsets, which led to the credit in 2006.

Profit from continuing operations

Profit from continuing operations increased to HK$1,576 million in 2006 (US$203 million), from HK$202 million in 2005.

Loss from discontinued operations

We did not dispose of any of operations in 2006 that were required to be presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”, thus no loss from discontinued operations was recorded. In July 2005, we disposed of our mobile operations in Paraguay. Accordingly, the mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 and a loss from discontinued operations of HK$352 million was recorded in 2005.

Profit attributable to equity holders

Profit attributable to equity holders from continuing operations of the Company in 2006 was HK$201 million (US$25.8 million), or HK$0.04 (US$0.005) earnings per share. In 2005, the loss attributable to equity holders of the Company was HK$768 million (or HK$0.17 loss per share), of which HK$416 million loss (or HK$0.09 loss per share) was from continuing operations and HK$352 million loss (or HK$0.08 loss per share) was from discontinued operations.

Results of our operating companies

Turnover

The following table presents a breakdown of turnover by segment and the percentage of total turnover accounted for by each segment:

	Year ended 31 December
	2005		2006
	HK$ millions	%	HK$ millions	%
India	9,996	41.0	15,455	46.3
Israel(1)	6,612	27.1	9,796	29.3
Hong Kong mobile	3,837	15.8	4,199	12.6
Hong Kong fixed-line	2,204	9.0	2,406	7.2
Thailand	1,045	4.3	1,017	3.0
Others	662	2.8	505	1.6

	24,356	100.0	33,378	100.0

(1)	Israel was not consolidated in our results until April 2005.

•

India operations. The India operations accounted for 46.3% of our total turnover in 2006, compared with 41.0% in 2005. Turnover from the India operations increased 54.6% from HK$9,996 million in 2005 to HK$15,455 million (US$1,987 million) in 2006, primarily due to strong growth in the customer base. The customer base increased to approximately 23.3 million at the end of 2006, 104.2% higher than the customer base of 11.4 million at the end of 2005. The growth was mainly driven by an increase in prepaid customers as thresholds to entry and average tariffs per minute continued to fall. The customer base also benefited from the contribution of 1.5 million customers from HECL which was acquired by Hutchison Essar in January 2006. Over 90% of the growth in the year was in the prepaid segment, which generally has lower average revenue per user than the postpaid segment. This increased reliance on the prepaid segment, plus declining average tariffs per minute, were the principal reasons for the slower growth in turnover relative to the growth in the customer base. At the end of 2006, 85.6% of the customer base in India was in the prepaid segment, up from 77.8% at the end of 2005.

•

Israel operations. Israel accounted for 29.3% of our total turnover in 2006 compared with 27.1% of total turnover in 2005, having been consolidated as a subsidiary only since April 2005. Turnover from the Israel operations increased by 48.2% from HK$6,612 million in 2005 to HK$9,796 million (US$1,259 million) in 2006. This year-on-year growth reflects the inclusion of Partner’s turnover for the full year in 2006 compared to only three quarters in 2005. On a like-for-like basis (taking into account Partner’s turnover for the first quarter of 2005), turnover increased by 12.0%. The increase was primarily due to the growth in service revenue resulting from higher minutes of use. As of December 31, 2006, Partner’s customer base had risen to 2.7 million, an increase of 5.5% compared with 2005, demonstrating Partner’s ability to continue to grow its business in a highly competitive market. Growth in turnover was offset in part by a reduction in Partner’s average tariff per minute, which resulted from a government-mandated reduction in interconnection tariffs.

•

Hong Kong mobile operations. Our mobile operations in Hong Kong accounted for 12.6% of total turnover in 2006, compared with 15.8% in 2005. Despite intense competition, turnover increased 9.4% from HK$3,837 million in 2005 to HK$4,199 million (US$540 million) in 2006. This was mainly driven by growth in 3G customers, who typically have a higher average revenue per user. As of December 31, 2006, the mobile customer base in Hong Kong and Macau had risen to 2.1 million, an increase of 8.5% compared with the same date in 2005. The increased turnover was also partly due to increased roaming revenues. Growth was partially offset by a reduction in turnover from a reduction in the 2G customer base.

•

Hong Kong fixed-line operations. Our fixed-line operations in Hong Kong accounted for 7.2% of total turnover in 2006, compared with 9.0% in 2005. Turnover increased 9.2% from HK$2,204 million in 2005 to HK$2,406 million (US$309 million) in 2006, reflecting the growth in all services, in particular international and local data services and residential broadband services. Despite keen competition and pricing pressure, turnover growth in international and local data services was achieved through higher customer demand and additional penetration in the carrier, corporate and regional markets. Revenue from residential broadband also saw growth as a result of an increase in the customer base and average revenue per customer. Local voice customers also grew steadily during the year providing a stable revenue stream.

•

Thailand operations. Our Thailand operations accounted for 3.0% of total turnover in 2006, compared with 4.3% in 2005. Turnover from the Thailand operations decreased slightly from HK$1,045 million in 2005 to HK$1,017 million (US$131 million) in 2006. A sharp increase in promotional offers introduced at the beginning of 2006 contributed to significant tariff reductions in the Thai mobile telecommunications market. Price competition amongst operators continued throughout 2006. The decrease in turnover was also partly due to an increase in the percentage of prepaid customers to 57.3% at the end of 2006 compared with 52.9% at the end of 2005. The prepaid segment generally has lower average revenues per user than the postpaid segment. The number of postpaid customers declined 9.9%, while the number of prepaid customers increased by 7.8%.

•

Other operations. Turnover from other operations consisted of turnover from Sri Lanka, Ghana and non-telecommunications business. These operations collectively accounted for 1.6% of turnover in 2006, compared with 2.8% in 2005. Turnover in 2006 was HK$505 million (US$65 million), a decrease of 23.7% from HK$662 million in 2005, mainly due to the disposal of Vanda IT Solutions in July 2006.

Operating profit

The following table presents a breakdown of operating profit before disposal of investments and others by segment; profit on disposal of investments and others, net; and the percentage of total operating profit accounted for by each segment or line item:

	Year ended 31 December
	2005		2006
	HK$ millions	%	HK$ millions	%
India	2,440	113.3	3,628	71.9
Israel(1)	832	38.6	1,708	33.9
Hong Kong mobile	(420)	(19.5)	247	4.9
Hong Kong fixed-line	78	3.6	259	5.1
Thailand	(544)	(25.3)	(501)	(9.9)
Others	(303)	(14.0)	(340)	(6.8)

Operating profit before disposal of investments and others	2,083	96.7	5,001	99.1
Profit on disposal of investments and others, net	71	3.3	44	0.9

Operating profit	2,154	100.0	5,045	100.0

(1)	Israel was not consolidated in our results until April 2005.

The following table presents a breakdown of operating expenses for the stated years by segment and the percentage of operating expenses accounted for by each segment:

	Year ended 31 December
	2005		2006
	HK$ millions	%	HK$ millions	%
India	7,556	33.9	11,827	41.7
Israel(1)	5,780	26.0	8,088	28.5
Hong Kong mobile	4,257	19.1	3,952	13.9
Hong Kong fixed-line	2,126	9.5	2,147	7.6
Thailand	1,589	7.1	1,518	5.3
Others	965	4.4	845	3.0

Operating expenses	22,273	100.0	28,377	100.0

(1)	Israel was not consolidated in our results until April 2005.

•

India operations. Operating profit before disposal of investments and others from the India operations increased 48.7% from HK$2,440 million in 2005 to HK$3,628 million (US$466 million) in 2006, representing 71.9% of our total operating profit in 2006. The increase in operating profit reflected continued strong performance from the existing licence areas of Hutchison Essar and improved operating performance in the newer service areas acquired by Hutchison Essar through HECL. Operating expenses for the India business increased 56.5%, which was slightly higher than the growth in turnover of 54.6% reflecting costs associated with the rapid network build-out initiated in 2006 as well as the initial costs of acquisition and integration of HECL, which was acquired in January 2006. Operating expenses in 2006 were also increased by HK$114 million (US$14.7 million) arising from an expense recorded in respect of the performance bonus rights plan adopted by Hutchison Essar in September 2006.

•

Israel operations. Operating profit before disposal of investments and others from the operations in Israel was HK$1,708 million (US$220 million), representing growth of 105.3% over 2005. This year-on-year growth reflected the inclusion of Partner’s contribution for the full year in 2006 compared with only three quarters in 2005. On a like-for-like basis (taking into account Partner’s contribution for the first quarter of 2005), Partner’s operating profit before disposal of investments and others in 2006 increased 38.5% compared with 2005, which exceeded the 12.0% increase in its turnover. This higher operating profit reflected strong operating performance as well as growth in the number of 3G contract customers, as well as lower government royalty expenses and the implementation of efficiency measures. In addition, Partner recorded a profit on disposal of investments and others of HK$44 million (US$5.7 million) in 2006, including negative goodwill of HK$45 million (US$5.8 million) arising from the acquisition of the transmission business of Med-1.

•

Hong Kong mobile operations. Our mobile operations in Hong Kong recorded an operating profit of HK$247 million (US$31.7 million) in 2006, a turnaround from an operating loss of HK$420 million in 2005. The improvement was mainly due to revenue growth and an improved operating cost structure of the business resulting from a number of cost saving initiatives started in 2005, including staff cost savings from the outsourcing of network maintenance, information technology and call centre operations. Despite growth in turnover and customers, operating expenses in 2006 dropped 7.2% compared with 2005.

•

Hong Kong fixed-line operations. Our fixed-line operations in Hong Kong recorded an operating profit of HK$259 million (US$33.3 million) in 2006, an increase of 232.1% from HK$78 million in 2005. This improvement was due mainly to relative growth in data services and broadband services and an improved operating cost structure for the business resulting from a number of cost saving initiatives launched in 2005 including outsourcing. Operating expenses in 2006 were HK$2,147 million (US$276 million), which was essentially unchanged compared with HK$2,126 million in 2005, despite the business expansion and increased turnover.

•

Thailand operations. Operating loss from the Thailand operations decreased 7.9% from HK$544 million in 2005 to HK$501 million (US$64.4 million) in 2006, reflecting success in improving the operating cost structure of the business resulting from initiatives launched in 2005 including outsourcing. Operating expenses fell 4.5% to HK$1,518 million (US$195 million) reflecting the improved operating cost structure of the business. During the second half of 2006 the Thailand operations increased their provisions against inventory and bad debt.

•

Other operations. Operating losses from other operations increased to HK$340 million (US$43.7 million) in 2006 from HK$303 million in 2005. The losses were mainly attributable to the inclusion of the operating expenses incurred by the start-up operations in Vietnam and Indonesia, operating losses from Ghana and expenses of our corporate office.

Our Vietnam and Indonesia operations did not generate any revenues in 2006 as they were still in the process of being rolled out. In January 2007, we announced the launch of HT Mobile, the nationwide mobile communications service operator in Vietnam, and in March 2007 we announced the commercial launch of services in Indonesia.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Group results

In the first three months in 2005, we accounted for Partner as an associated company. In April 2005, Partner completed a buy back of its own shares increasing our interest to over 50%, which resulted in Partner becoming a consolidated subsidiary. Partner’s contribution to operating profit was HK$88 million for the first three months of 2005 as an associated company. See “—Year Ended December 31, 2006 Compared to Year Ended December 31, 2005—Group Results” for a table setting out the consolidated income statement of Partner’s results for (i) the first quarter of 2005 (which were not consolidated in our 2005 accounts), (ii) the last three quarters of 2005, and (iii) the full year of 2005 by combining Partner’s results for the first quarter with its results for the last three quarters of 2005.

Turnover

Our turnover increased by 64.1% from HK$14,845 million in 2004 to HK$24,356 million in 2005. Excluding the first time consolidation of Partner as a subsidiary, turnover growth from continuing operations was 19.5%. The key contributor to the underlying growth in turnover was the 38.6% increase in our customer base, which increased to 16.9 million in 2005 from 12.2 million in 2004. Most of our operating companies reported an increase in turnover in 2005 with particularly strong growth in India. The customer base of the India operations increased by 59.4% from 7.2 million to 11.4 million.

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

The majority of our turnover came from mobile telecommunications services, which represented 86.2% of total turnover compared to 79.1% in 2004. The balance came from fixed line telecommunications services representing 9.0%, mobile telecommunications products such as handset and accessory sales which represented 2.7% and other non-telecommunications businesses, principally relating to the IT solutions business of Vanda IT Solutions, which represented 2.1%.

Operating profit before disposal of investments and others

Our operating profit before disposal of investments and others improved to HK$2,083 million in 2005, as compared to a loss of HK$144 million in 2004. Excluding Partner, operating profit before disposal of investments and others was HK$1,251 million. Our strong results from operations in India, and a further reduction in operation losses from Thailand, were the main contributors to the underlying growth in operating profit before disposal of investments and others.

Operating expenses

The following table presents a breakdown of operating expenses from continuing operations and the percentage change from year to year:

	Year ended December 31,		% Change
	2004	2005
	(HK$ millions)
Cost of inventories sold	$1,373	$2,331	+69.8%
Staff costs	1,586	2,319	+46.2%
Depreciation and amortization	3,117	4,367	+40.1%
Other operating expenses	8,913	13,256	+48.7%

Operating expenses	$14,989	$22,273	+48.6%

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

Cost of inventories sold increased by 69.8% from HK$1,373 million in 2004 to HK$2,331 million in 2005, mainly due to the consolidation of Partner. Excluding Partner, cost of inventories decreased by 11.9% which largely reflects a change in the presentation of revenue in Vanda IT Solutions’ operation from gross to net basis. This had no impact on operating profit but had the effect of reducing turnover by HK$488 million with a corresponding reduction in the cost of inventories sold.

Staff costs increased by 46.2% from HK$1,586 million in 2004 to HK$2,319 million in 2005, mainly due to the consolidation of Partner and the expansion of our business. Excluding Partner, staff costs decreased to HK$1,541 million. As a percentage of total turnover, staff costs fell from 10.7% in 2004 to 9.5% in 2005. The underlying decrease in staff costs was due to the continuing cost savings from the outsourcing of certain network, information technology, maintenance and call center services in 2005 as well as improving economies of scale.

Depreciation and amortization increased 40.1% from HK$3,117 million in 2004 to HK$4,367 million in 2005. Excluding Partner depreciation and amortization expenses increased by only 3.2%. The increased depreciation was attributable to the continuing network roll out of our operations, which was partly offset by the decrease in depreciation made from the reassessment in useful life estimates for network assets within India from 9.67 years to 15 years. The increased amortization mainly resulted from the amortization of brand name, customer base and telecommunications licence of Partner.

The following table presents a breakdown of other operating expenses:

	Year ended December 31,		% Change
	2004	2005
	(HK$ millions)
Cost of services provided	$4,989	$8,673	+73.8%
General administrative and distribution costs	1,857	2,087	+12.4%
Operating leases in respect of buildings, hire of plant and machinery	993	1,187	+19.5%
Impairment loss on fixed assets	142	—	- 100.0%
Write-off of customer acquisition costs and retention costs	150	99	- 34.0%
Others	782	1,210	+54.7%

Other operating expenses	$8,913	$13,256	+48.7%

Other operating expenses increased by 48.7% from HK$8,913 million in 2004 to HK$13,256 million in 2005. Excluding Partner, other operating expenses increased by 18.1%. The main component of other operating expenses was the cost of services provided, consisting of network costs and associated network operating costs, which increased by 73.8% from HK$4,989 million in 2004 to HK$8,673 million in 2005. The increase in the cost of services provided was mainly attributable to continuing growth in our customer base, which resulted in significant increases in interconnection, roaming and IDD charges, as well as the continuing network roll out, which resulted in increased rental fees for cell sites and leased lines.

The increase in other operating expenses was also partly due to the 12.4% increase in general administrative and distribution costs from HK$1,857 million in 2004 to HK$2,087 million in 2005, as well as the 19.5% increase in operating leases in respect of buildings and the hire of plant and machinery from HK$993 million in 2004 to HK$1,187 million in 2005. The increase in other operating expenses was offset by the write-off of customer acquisition and retention costs which decreased from HK$150 million in 2004 to HK$99 million in 2005.

As a percentage of our total turnover, other operating expenses decreased from 60.0% of turnover in 2004 to 54.4% in 2005. Excluding Partner, other operating expenses decreased to 59.3% of turnover in 2005.

Share of results of associated companies

Share of results of associated companies, mainly contributed by Partner, decreased by 74.6% from HK$338 million in 2004 to HK$86 million in 2005, mainly due to the consolidation for the first time of the results of Partner beginning in April 2005.

Profit on disposal of investments and others

During the year, we recorded a profit on disposal of investments and others of HK$71 million, comprising (i) the profit on disposal of an approximate 4% equity interest in Hutchison Essar of approximately HK$49 million as a result of the exercising of call options by a minority shareholder of Hutchison Essar; and (ii) negative goodwill of HK$27 million resulting from the transfer of a 0.57% equity interest in Hutchison Essar at nil consideration from Essar Teleholdings, a minority shareholder of Hutchison Essar; and (iii) it was then offset in part by a dilution loss on our shareholding in Partner of approximately HK$5 million as a result of the exercise of share options by the option holders. In 2004, we disposed, by way of a share placement, of an approximate 26.5% equity interest in a subsidiary company, Hutchison Global Communications Holdings, and recorded a gain on disposal of investment and others of approximately HK$1,300 million.

Operating profit

As a result of the foregoing, we recorded an operating profit of HK$2,240 million in 2005 as compared to HK$1,494 million in 2004. Excluding the consolidation of Partner, our operating profit in 2005 was HK$1,413 million, representing an increase of HK$1,219 million, if the one-time gain of HK$1,300 million from the placement of Hutchison Global Communications Holdings shares is excluded from our operating profit in 2004.

Interest and other finance costs, net

Net interest and other finance costs principally consists of interest and other finance costs relating to our debt, net of interest income received from bank deposits, as well as the fair value gain on derivative instruments. Net interest and other finance costs increased by 58.0% from HK$1,015 million in 2004 to HK$1,604 million in 2005, primarily due to the first time consolidation of the net debt of Partner as well as higher levels of debt used to finance the expansion of our operations.

Profit before taxation

We recorded a profit before taxation of HK$636 million in 2005, an increase of 32.8% from HK$479 million in 2004. Profit before taxation included profits on disposal of investments and others of HK$71 million in 2005 and HK$1,300 million in 2004. Excluding the profits on disposal of investments and others, our profit before taxation from continuing operations would have increased from a loss of HK$821 million in 2004 to a profit of HK$565 million in 2005.

Current and deferred taxation charges

Our current taxation charge increased to HK$229 million in 2005 from HK$105 million in 2004. The current taxation charge was mainly attributable to increased taxable income as a result of the strong operating results in the India operations.

We recorded a net deferred taxation charge from continuing operations of HK$205 million in 2005, compared to a net deferred taxation charge of HK$80 million in 2004. The net deferred taxation charge related to each of the India and Hong Kong mobile operations as well as Partner, where we had historical losses. These carry-forward losses were applied to our tax positions as offsets.

Profit from continuing operations

Profit from continuing operations stood at HK$202 million in 2005, compared to HK$294 million in 2004. Excluding a one-time gain, we had a loss from continuing operations in 2004 of HK$1,006 million.

Loss from discontinued operations

In May 2005, we entered into a contract to sell our mobile operations in Paraguay. The disposal was completed in July 2005. In this connection, our mobile operations in Paraguay are presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations”. The loss from the discontinued operations in Paraguay amounted to HK$352 million in 2005 and HK$54 million in 2004.

Loss attributable to equity holders

Loss attributable to equity holders of the company in 2005 was HK$768 million, of which HK$416 million (or HK$0.09 loss per share) was from continuing operations, and HK$352 million (or HK$0.08 loss per share) was from discontinued operations. In 2004, the loss attributable to equity holders of the company was HK$30 million, of which HK$24 million profit (or HK$0.01 earnings per share) was from continuing operations, and HK$54 million loss (or HK$0.01 loss per share) was from discontinued operations. Excluding the profit on disposal of investments and others, and without taking into account any possible tax-related effects from this exclusion, the loss from continuing operations in 2005 was HK$487 million compared to HK$1,276 million in 2004, a decrease of 61.8%.

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

•

India operations. The India operations accounted for 41.0% of our total turnover in 2005, compared to 47.8% in 2004. Excluding Partner from our total turnover, the India operations would have represented 56.3% of total turnover. Turnover from the India operations increased by 40.9% from HK$7,093 million in 2004 to HK$9,996 million in 2005, primarily due to an increase in the total number of customers from approximately 7.2 million in 2004 to approximately 11.4 million in 2005, a growth of 59.4%. The growth was mainly driven by an increase in the prepaid customer base as thresholds to entry and monthly charges continued to fall. Over 90% of the growth in the year was in the prepaid segment which generally has a lower average revenue per user than the postpaid segment. At the end of 2005, 77.8% of our customer base was in the prepaid segment, up from 70.2% at the end of 2004.

•

Israel operations. Israel accounted for 27.1% of our total turnover in 2005 having been consolidated as a subsidiary since April 2005. Had Partner been consolidated for the full year it would have contributed HK$8,750 million or 33.0% of total proforma turnover in 2005. As of December 31, 2005, Partner’s customer base had risen to 2.5 million, an increase of 8.1% as compared to 2004, demonstrating Partner’s ability to continue to grow its business in a highly competitive market.

•

Hong Kong mobile operations. Our Hong Kong mobile operations accounted for 15.8% of our total turnover in 2005, compared to 25.0% in 2004. Excluding Partner from our total turnover, our Hong Kong mobile operations would have represented 21.6% of total turnover. Despite intense competition, turnover increased by 3.3% from HK$3,714 million in 2004 to HK$3,837 million in 2005, which was mainly driven by growth in our higher 3G customer base with higher average revenue per user, which was partially offset by a reduction in our 2G customer base. As of December 31, 2005, the mobile customer base in Hong Kong and Macau had risen to 2.0 million, an increase of 5.9% as compared to 2004. The increased turnover was also partly due to increased roaming revenues, demonstrating the ability of Hong Kong mobile to continue to grow the business in a highly competitive market.

•

Hong Kong fixed-line operations. Our Hong Kong fixed-line operations accounted for 9.0% of our total turnover in 2005, compared to 12.6% in 2004. Excluding Partner from our total turnover, our Hong Kong fixed-line operations would have represented 12.4% of total turnover. Turnover from our Hong Kong fixed-line operations increased by 17.9% from HK$1,870 million in 2004 to HK$2,204 million in 2005 which was mainly driven by growth in international and local voice services, international and local data services, as well as residential broadband services. International voice revenues experienced a strong growth over the previous year, mainly driven by demand in both the wholesale and retail sectors, and partly driven by the launch of the IDD 0088 program during the year. Despite keen competition and price pressures in the market, the turnover growth in international and local data services was achieved through additional penetration among the carrier, corporate and regional markets. Local voice and residential broadband customers also grew steadily during the year providing a stable source of revenue stream.

•

Thailand operations. Our Thailand operations accounted for 4.3% of our total turnover in 2005, compared to 8.2% in 2004. Excluding Partner from our total turnover, our Thailand operation would have represented 5.9% of our total turnover. Turnover from our Thailand operations decreased by 14.3% from HK$1,219 million in 2004 to HK$1,045 million in 2005. This largely reflected a change in the customer mix as the business changed direction to focus on the prepaid market segment in 2005, which generally has a lower average revenue per user then the postpaid segment. While the year-end customer base increased by 19.0% to approximately 732,000, the prepaid base increased from 41.1% to 52.9% of the total customer base.

•

Other operations. Turnover from other operations consisted of turnover from Sri Lanka, Ghana and our non-telecommunications business. These operations collectively accounted for 2.8% of our turnover in 2005, compared to 6.4% in 2004. Total turnover decreased by 30.2% from HK$949 million in 2004 to HK$662 million in 2005 reflecting the change in the presentation of revenue in Vanda IT Solutions from gross to net basis.

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

•

India operations. Operating profit before disposal of investments and others from the India operations increased by 81.5% from HK$1,344 million in 2004 to HK$2,440 million in 2005 and our operating profit margin increased from 18.9% in 2004 to 24.4% in 2005. The increases mainly reflected the improved performance in the Uttar Pradesh (East), Rajasthan, Haryana, and Karnataka service areas. The improving margin reflects the better operating performance of the newer service areas.

Operating expenses for the India business increased by 31.4%, which was less than the growth of turnover in the business.

•

Israel operations. Operating profit before disposal of investments and others from Israel operations was HK$832 million, representing 39.9% of our total operating profit before disposal of investments and others in 2005. Partner’s results were consolidated for the nine months from April 2005 to December 2005. We equity accounted for Partner in the first three months of the year, recording a contribution to operating profit of HK$88 million in the first three months of 2005.

During the year Partner was largely able to mitigate the reduction of inter carrier termination rates by reducing its costs and realigning tariffs. Partner has recorded increased amortization of approximately HK$294 million resulting from the recognition of brand name and customer base at fair value of approximately HK$4,088 million.

•

Hong Kong mobile operations. Our Hong Kong mobile operations recorded an operating loss before disposal of investments and others of HK$420 million in 2005, a 19.8% reduction from an operating loss of HK$524 million in 2004. The improvement was mainly due to staff cost savings from the outsourcing of certain network and information technology and call center services, partially offsetting higher amortization expenses from the continued growth of our 3G customer base which led to higher customer acquisition and retention costs.

•

Hong Kong fixed-line operations. Our Hong Kong fixed-line operations recorded an operating profit of HK$78 million in 2005, a decrease of 59.8% from HK$194 million (excluding the one-off gain of HK$1,300 million) in 2004. The operating profit margin was 3.5% in 2005 compared to 10.4% in 2004. The decline in the operating profit and margin was the result of a change in the business mix as we recorded relative growth in the lower margin IDD business together with an increase in operating expenses including various one off expenses incurred in respect of the privatization of Hutchison Global Communications Holdings during the year. Our operating expenses increased by 26.8% from HK$1,676 million in 2004 to HK$2,126 million in 2005. This increase in operating expenses was mainly attributable to the business expansion and generally consistent with increased turnover, which grew at a rate of 17.9% over 2004.

•

Thailand operations. Operating loss from our Thailand operations decreased by 49.6% from HK$1,079 million in 2004 to HK$544 million in 2005, mainly attributable to a number of initiatives launched in 2005 including restructuring the organization and outsourcing of network maintenance and IT operations. Operating expenses fell by 30.9% to HK$1,589 million reflecting the improved operating cost structure of the business and lower amortization as our Thailand operations moved to expense customer acquisition costs in 2005.

•

Other operations. Operating loss before disposal of investments and others from our other operations increased to HK$303 million in 2005 from HK$79 million in 2004. The loss was mainly due to the increase in operating expenses in Ghana and a full year of corporate office expenses.

Our Vietnam and Indonesia operations did not generate any revenues in 2005 as they were still in the process of being rolled out.

Liquidity and Capital Resources

Requirements

Our liquidity and capital requirements relate principally to the following:

•

capital expenditures for the continuing build-out and expansion of networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution expenses and customer service; and

•	payments of the principal and interest on debt.

As of December 31, 2006, we had net current liabilities of HK$17,268 million (US$2,220 million). Although our operations generated cash during the year, investments in the businesses consumed cash in excess of amounts generated from operations. The consequent financing requirements were met by bank and other loans, including a HK$9 billion credit facility that we entered into in November 2005, which is described in greater detail below in “—Outstanding debt”. We have historically met our working capital and other capital requirements principally from cash flow from operating activities and through borrowings from banks. We expect that we will continue to fund the capital required to build, maintain and operate telecommunications networks through a combination of cash flow from operating activities and bank borrowings, although we expect that following the completion of our sale of CGP Investment Holdings to Vodafone, we will be able to repay up to HK$13,900 million (US$1,787 million) of outstanding debt and fund other requirements from the cash proceeds of the sale, even after the payment of a special dividend.

Capital expenditure

The following table sets forth our capital expenditure by segment for the years indicated:

	Capital expenditure on fixed assets			Capital expenditure on other intangible assets
	Year ended December 31,			Year ended December 31,
	2004	2005	2006	2004	2005	2006
	HK$ millions			HK$ millions
India	2,463	2,744	7,016	128	—	9
Israel(1)	—	531	848	—	—	1
Hong Kong mobile	557	415	284	433	477	453
Hong Kong fixed-line	704	425	466	—	98	32
Thailand	876	282	112	299	75	—
Others	58	321	393	117	—	1,341

Total capital expenditure	4,658	4,718	9,119	977	650	1,836

(1)	Israel was not consolidated in our results until April 2005.

Capital expenditure on fixed assets

In 2006, capital expenditure on fixed assets increased from HK$4,718 million in 2005 to HK$9,119 million (US$1,172 million) in 2006, representing an increase of 93.3%. The increase in capital expenditure on fixed assets was mainly in the India and Israel operations and expansion in the new markets of Indonesia and Vietnam. These increases were offset in part by decreases in capital expenditure on fixed assets in the Hong Kong mobile operations and the Thailand operations. The capital expenditure on fixed assets in India increased as Hutchison Essar continued to invest to broaden its operations in existing and new licence areas. Capital expenditure in Israel increased in part in connection with the continued build-out of Partner’s 3G network. The decrease in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the completion of the initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure on fixed assets in Thailand was mainly due to the completion of the principal network build-out and the implementation of cost saving programs. The initial investments in Indonesia and Vietnam are included under “Others” and reflect initial rollout costs.

In 2005, capital expenditure on fixed assets increased from HK$4,658 million in 2004 to HK$4,718 million, representing an increase of 1.3%. The increase was mainly due to the first time inclusion of Israel following the consolidation of Partner in April 2005, increase in capital expenditure on fixed assets of the India operations and expansion in our new markets in Indonesia and Vietnam. Excluding Israel, capital expenditure on fixed assets would have been HK$4,187 million in 2005. These increases were offset by decreases in capital expenditure on fixed assets in our Hong Kong mobile and fixed-line operations and our Thailand operations. The capital expenditure on fixed assets of India increased as we continued to invest to broaden our operations in our existing licence areas. The decrease in capital expenditure on fixed assets of the Hong Kong mobile operations mainly reflected the completion of the initial investment in building the basic infrastructure of a territory-wide 3G network. The decrease in capital expenditure on fixed assets in the Hong Kong fixed-line operations was due to the completion of its major infrastructure build out and lower prices. The decrease in capital expenditure on fixed assets of our Thailand operations was mainly due to the completion of the principal network build out and the implementation of cost saving programs. The initial investments in Indonesia and Vietnam are included under “Others” and reflect initial roll out costs.

Capital expenditure on other intangible assets

Capital expenditure on other intangible assets was comprised mainly of telecommunications licences, customer acquisition and retention costs, brand name and customer base.

In 2006, capital expenditure on other intangible assets increased by 182.5% from HK$650 million in 2005 to HK$1,836 million (US$236 million). The increase was due mainly to the capitalisation of telecommunications licences of HK$1,341 million (US$172 million) in Indonesia, with the corresponding amount recorded as licence fee liabilities (representing mainly the discounted value of the fixed annual fees to be paid over the licence period). The increase was offset in part by a decrease in customer acquisition and retention costs from HK$650 million to HK$485 million (US$62.3 million).

In 2005, capital expenditure on other intangible assets decreased by 33.5% from HK$977 million in 2004 to HK$650 million. The decrease was mainly due to the capitalization of telecommunications licences of HK$245 million in India and Ghana in 2004 while there was no such capitalization of telecommunications licences in 2005. The capital expenditures on other intangibles in 2005 of HK$650 million represented the additional customer acquisition and retention costs incurred during 2005, and the decrease compared to 2004 was mainly mainly due to the much lower customer acquisition and retention costs incurred in Thailand.

2007 will be a year when we continue to invest in Indonesia and Vietnam to establish or further strengthen our position in these markets. We expect our principal capital expenditure requirements for 2007 to be approximately HK$6,000 million (US$771 million) to HK$7,000 million (US$900 million) (excluding India) comprised principally of the following:

•	approximately HK$3,000 million (US$386 million) to HK$4,000 million (US$514 million) in Indonesia for network buildout;

•	approximately HK$1,000 million (US$129 million) in Vietnam for network buildout; and

•	the remainder in Hong Kong and Israel on their 3G networks and maintenance expenditures.

Outstanding debt

Historically, we have financed our network build-out and operating costs principally from cash flow from our operating activities and through loans from commercial banks. As of December 31, 2005 and 2006, the ratio of our total debts to total assets was approximately 45% and 49%, respectively.

During 2006, our borrowings increased as the result of additional debt incurred primarily in connection with acquisitions in India. We incurred approximately HK$6,000 million (US$771 million) in debt to fund the acquisition of our interest in Omega Telecom, the reorganisation of our holding company interests and the final payments in respect of HECL and Spacetel. In addition, we assumed approximately HK$3,200 million (US$411 million) of debt with the acquisition of HECL.

Following the completion of our sale of CGP Investments Holdings to Vodafone, approximately HK$15,300 million (US$1,967 million) of our debt was assumed by Vodafone. We also announced our intention to reduce other debt by up to HK$13,900 million (US$1,787 million) following completion of the sale of CGP Investments Holdings. In May 2007, the outstanding balance under our HK$9 billion secured revolving loan facility was fully repaid out of the proceeds from the sale of CGP Investments Holdings. Following the repayment, the facility was fully canceled and terminated on May 30, 2007.

As of December 31, 2005, 28.8% of our total borrowings, or HK$7,690 million, was repayable within one year, compared with 40.7%, or HK$16,048 million (US$2,063 million), as of December 31, 2006.

The following table presents information regarding outstanding bank loans and other interest-bearing third-party borrowings and debentures as of December 31, 2006 by segment.

Country	Fixed/floating interest rate	Maturity		Currency	Committed facility HK$ millions		Current portion HK$ millions	Non-current portion HK$ millions	Total HK$ millions
India(1)	Fixed	Feb 2007 - Mar 2015		INR	9,899	(2)	6,499	3,394	9,893
	Floating	Mar 2007 - Aug 2009		INR	5,079		805	3,933	4,738
	Floating	Feb 2011 - Mar 2011		USD	1,092		—	1,082	1,082
Israel	Fixed	Apr 2009		USD	22	(2)	10	12	22
	Floating	Sep 2009 - Mar 2012		NIS	5,841	(3)	65	4,193	4,258
Hong Kong mobile	Fixed	Dec 2008		USD	551	(2)	—	551	551
	Floating	May 2008		HKD	6,000		—	4,539	4,539
Hong Kong fixed-line	Fixed	Jan 2014		HKD	17		2	9	11
	Floating	Nov 2008	(4)	HKD	9,000	(5)	—	714	714
	Floating	Nov 2008	(4)	USD	—	(5)	—	4,467	4,467
Thailand	Floating	Jan 2007 - Dec 2007		THB	2,145		1,972	—	1,972
	Floating	Jan 2007 - Dec 2007		JPY	6,847		6,578	—	6,578
	Floating	Mar 2010		USD	154		37	94	131
Others	Floating	Jan 2007 - Dec 2009		USD/HKD	411		80	381	461

HTIL total					47,058		16,048	23,369	39,417

(1)	On May 8, 2007, we completed the sale to Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries. Accordingly, all debt of CGP Investments Holdings, including debt of the India operation, has been effectively assumed by Vodafone.
(2)	Includes finance lease obligations as at December 31, 2006.
(3)	Includes floating rate notes as at December 31, 2006.
(4)	In May 2007, the outstanding balance under our HK$9 billion secured revolving loan facility was fully repaid out of the proceeds from the sale of CGP Investments Holdings. Following the repayment, the facility was fully canceled and terminated on May 30, 2007.
(5)	The HK$9 billion secured revolving loan facility is available for both the Hong Kong fixed-line business and corporate office.

The following table presents our outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended December 31, 2005 and 2006 in respect of such debt:

	As at and for the year ended December 31, 2005
Country	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
India(1)	1,796	4,057	5,853	342
Israel(2)	58	4,483	4,541	429
Hong Kong mobile	—	4,128	4,128	144
Hong Kong fixed-line(3)	2	262	264	1
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99

	7,690	19,002	26,692	1,314

(1)	On May 8, 2007, we completed the sale to Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries. Accordingly, all debt of CGP Investments Holdings, including debt of the India operation, has been effectively assumed by Vodafone.
(2)	Israel was not consolidated in our results until April 2005.
(3)	In May 2007, the outstanding balance under our HK$9 billion secured revolving loan facility was fully repaid out of the proceeds from the sale of CGP Investments Holdings. Following the repayment, the facility was fully canceled and terminated on May 30, 2007.

	As at and for the year ended December 31, 2006
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
Country
India(1)	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Hong Kong mobile	—	5,090	5,090	200
Hong Kong fixed-line(2)	2	5,190	5,192	8
Thailand	8,587	94	8,681	504
Others	80	381	461	335

	16,048	23,369	39,417	2,284

(1)	On May 8, 2007, we completed the sale to Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries. Accordingly, all debt of CGP Investments Holdings, including debt of the India operation, has been effectively assumed by Vodafone.
(2)	In May 2007, the outstanding balance under our HK$9 billion secured revolving loan facility was fully repaid out of the proceeds from the sale of CGP Investments Holdings. Following the repayment, the facility was fully canceled and terminated on May 30, 2007.

As at December 31, 2006, total borrowings of HK$8,042 million (US$1,034 million) (compared with HK$7,488 million as at December 31, 2005) were guaranteed by members of the Hutchison Whampoa group and other related companies in respect of loans to our Thailand operation only. Under the terms of a credit support agreement between us and Hutchison Whampoa, we will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of the Hutchison Whampoa group in respect of guarantees, indemnities and security provided by members of the Hutchison Whampoa group for so long as there remains a guarantee liability. The total amount of fees paid by us to the Hutchison Whampoa group in 2006 in respect of these borrowings was HK$78 million (US$10.0 million).

As at December 31, 2006, fixed assets and current assets of certain subsidiaries with a carrying value of HK$27,603 million (US$3,548 million) (compared with HK$11,520 million as at December 31, 2005) and HK$30,077 million (US$3,866 million) (compared with HK$6,756 million as at December 31, 2005), respectively were used as collateral for certain of the borrowings. The current portion of our borrowings is secured to the extent of HK$6,594 million (US$848 million) (compared with HK$868 million as at December 31, 2005). The non-current portion of our borrowings is secured to the extent of HK$18,249 million (US$2,346 million) (compared with HK$16,748 million as at December 31, 2005).

In December 2006, our Thailand operations extended the maturity date of six outstanding commercial loan facilities with international lenders, totaling JPY117,530 million and THB5,000 million (together approximately US$1,130 million), by one year. All of the Japanese Yen loan drawings and repayments were converted to Thai Baht payments through cross currency swaps and forward foreign currency contracts.

Capital resources

We historically have met working capital and other capital requirements principally from cash flow from operating activities and through borrowings from banks. We expect that the cash proceeds received from our sale of CGP Investments Holdings to Vodafone will allow us to rely less on bank borrowings in the near future. Bank loans and other debt, and related collateral arrangements and financial and operating covenants, are discussed above in “—Outstanding Debt.”

As of December 31, 2006, we had net current liabilities of HK$17,268 million (US$2,220 million) comprising a current portion of bank loans and other loans equal to HK$16,048 million (US$2,063 million) and other net current liabilities of HK$1,220 million (US$157 million). As of December 31, 2005, we had net current liabilities of HK$5,328 million, comprising a current portion of bank loans and other loans equal to HK$7,690 million and other net current assets of HK$2,362 million. The increase in net current liabilities in 2006 was primarily attributable to an increase in current borrowings of HK$8,358 million (US$1,074 million), incurred primarily in connection with acquisitions in India.

The following table sets out our major inflows/(outflows) of cash flows:

	2004	2005	2006
	HK$ millions	HK$ millions	HK$ millions
Cash flows from operating activities
Profit before taxation	479	636	2,402
Adjustments for:
- Interest and other finance costs, net	1,015	1,604	2,642
- Non-cash items	3,417	4,582	5,249
- Profit on disposal of investments and others, net	(1,300)	(71)	(44)
- Share of results of associates	(338)	(86)	1
- Changes in working capital	(58)	524	(1,721)

Cash generated from continuing operations	3,215	7,189	8,529
Cash generated from discontinued operations	(21)	—	—

Cash generated from operations	3,194	7,189	8,529
Net interest and other finance costs and taxes paid	(950)	(1,912)	(3,015)

Net cash generated from operating activities	2,244	5,277	5,514

Cash flows from investing activities
Net purchases of fixed assets	(5,104)	(4,030)	(7,747)
Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advance payments for network roll-out, non-current loan to a related company, and increase in long-term deposits	(963)	(987)	(973)
Upfront and fixed periodic payments for telecommunications licences	—	—	(236)
Prepayments for acquisition of subsidiaries	—	(4,011)	(788)
Purchases of subsidiaries and additional investment in certain subsidiaries	69	(1,403)	(5,218)
Purchase of transmission business	—	—	(124)
Proceeds on disposal of interest in subsidiaries	1,578	669	2

Net cash used in investing activities	(4,420)	(9,762)	(15,084)

Cash flows from financing activities
Net cash flows from financing activities and changes in restricted cash	3,798	4,577	8,074
Increase in amounts due from related companies	(1,513)	—	—
Proceeds from exercise of share options	—	—	194
Net cash flows from minority shareholders	—	242	914

Net cash provided by financing activities	2,285	4,819	9,182

Year ended December 31, 2006 compared with year ended December 31, 2005

Our net cash inflow from operating activities in 2006 was HK$5,514 million (US$708 million), an increase of HK$237 million (US$30.5 million) compared with HK$5,277 million in 2005. The increase was mainly attributable to the significant increase in profit before tax to HK$2,402 million (US$309 million), resulting from increased operating profit contributions from India and Israel, reflecting the general growth of those businesses and increased operating profit for the mobile operations in Hong Kong, which was partially offset by the start-up losses in Vietnam and Indonesia. The increase in net cash inflow from operating activities was also due to the increased non-cash items of HK$5,249 million (US$675 million), comprised mainly of depreciation and amortisation, reflecting higher levels of investments, and the amortisation of telecommunications licences and other intangibles assets arising from the step-up acquisition of Partner in April 2005. This increase was partially offset by the working capital outflows of HK$1,721 million (US$221 million) in 2006 compared with working capital inflow of HK$524 million in 2005, which was mainly due to the outflow relating to an increase in trade receivables, other receivables and prepayments of HK$2,029 million (US$261 million), reflecting the general expansion of the business, as well as the acquisition of HECL in January 2006.

Our net cash outflow from investing activities amounted to HK$15,084 million (US$1,939 million) in 2006, compared with HK$9,762 million in 2005. The net cash outflow from investing activities consisted mainly of net capital expenditures on fixed assets (mainly network rollout) of HK$7,781 million (US$1,000 million) and HK$5,259 million (US$676 million) of acquisition costs. In 2005, the net cash outflow comprised mainly capital expenditures on fixed assets (mainly network rollout) of HK$4,046 million and HK$4,011 million of advance payments made in connection with the acquisition of HECL and BPL Mumbai (which had not been completed as of the date of our sale of CGP Investments Holdings to Vodafone) in India.

Our net cash inflow from financing activities amounted to HK$9,182 million (US$1,180 million) in 2006, compared with HK$4,819 million in 2005. The increase mainly reflected a net increase in loans in the amount of HK$8,073 million (US$1,037 million) in 2006 as compared with HK$4,571 million in 2005, primarily to fund network build-out and operations by operating companies as well as the first time inclusion of the debt from HECL as a result of the consolidation of HECL in January 2006. The increase in net cash inflow from financing was also partly due to net cash inflows from minority shareholders of HK$914 million (US$118 million), which primarily reflected additional capital contributions from minority shareholders of Hutchison Essar, which were offset in part by quarterly dividend payments to the minority shareholders of Partner.

Year ended December 31, 2005 compared with year ended December 31, 2004

Our net cash inflows from operating activities in 2005 amounted to HK$5,277 million, compared to HK$2,244 million in 2004. The increase in net cash inflows from operating activities was mainly due to improved operating cash flow as well as to a working capital inflow of HK$524 million in 2005, compared to a working capital outflow of HK$58 million in 2004. The working capital inflow in 2005 consisted primarily of an increase in trade and other receivables of HK$1,099 million and was offset by an increase in trade and other payables of HK$1,581 million. In comparison, the working capital outflow in 2004 consisted primarily of an increase in trade and other receivables of HK$1,081 million and was offset by an increase in trade and other payables of HK$970 million. Our trade receivables increased from HK$1,719 million in 2004 to HK$3,265 million as of December 31, 2005. The increase was primarily due to increases in turnover resulting from growth in our customer base as well as the consolidation of Partner during the year.

Our trade receivables increased from HK$1,719 million as of December 31, 2004 to HK$3,265 million as of December 31, 2005. The increase was primarily due to increase in turnover resulting from growth in our customer base. The ratio of trade receivables outstanding over 90 days decreased from 15.2% as of December 31, 2004 to 9.6% as of December 31, 2005.

Our trade payables increased from HK$1,192 million as of December 31, 2004 to HK$2,206 million as of December 31, 2005. The increase was mainly due to increased operations in most of our service areas and longer payment terms. The decrease in the amount of trade payables outstanding over 90 days, from HK$474 million as of December 31, 2004 to HK$400 million as of December 31, 2005 despite the increased operations in 2005, mainly as the result of shorter payments terms in the Indian operations.

Our net cash outflows from investing activities amounted to HK$9,762 million in 2005, compared to HK$4,420 million in 2004. The net cash outflows from investing activities consisted mainly of capital expenditures on network build out of HK$4 billion and advanced payments made in connection with the acquisition of BCL and BPL Mumbai in India of approximately HK$4 billion. In 2004, we had a profit on disposal of partial interest related to the placement of Hutchison Global Communications Holdings, which accounted for a HK$1,578 million inflow of our cash flows from investing activities. In comparison, we had a cash inflow of approximately HK$476 million from the disposal of partial interest in certain subsidiaries as a result of the option exercised by certain minority shareholders during 2005.

Our net cash inflows from financing activities amounted to HK$4,819 million in 2005, compared to HK$2,285 million in 2004. The increase mainly reflected a net increase in loans in the amount of HK$4,571 million in 2005 as compared to HK$4,048 million in 2004, primarily to fund network build out and operations by our operating companies as well as the first time inclusion of the debt from Partner as a result of our consolidation of Partner since April 2005. In 2004 there was an increase in amounts due from related companies of HK$1,513 million, whereas there was none in 2005.

Contractual obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as of December 31, 2006:

	Total	Payments due within
HK$ millions		1 year	1 - 5 years	After 5 years
Purchase obligations	18,487	18,190	230	67
Operating lease obligations	4,306	924	1,726	1,656
Borrowings	39,417	16,048	23,056	313
Interest on borrowings(1)	3,515	2,032	1,476	7
Licence fees liabilities	2,808	259	1,446	1,103

Total contractual obligations	68,533	37,453	27,934	3,146

(1)	Interest on borrowings comprised the amount of interest to be accrued at interest rates of between 1.1% to 10.4%.

Off-balance sheet arrangements

In addition to the contractual obligations discussed above, we had commitments that could require material payments in the future. These commitments are not included in the consolidated balance sheet.

As of December 31, 2006, we had contingent liabilities in respect of performance guarantees of HK$319 million (US$41.0 million). The performance guarantees principally related to guarantees that had been given prior to the disposal of Vanda IT Solutions in July 2006 in favour of counterparties of Vanda IT Solutions and its affiliates under various financing and equipment purchase transactions entered into by them. We are not aware of any circumstance that would require us to perform under these guarantees, which have been counter-indemnified by the purchaser of Vanda IT Solutions, which is a member of the Hutchison Whampoa group.

As of December 31, 2006, we also had contingent liabilities in respect of certain claims against subsidiaries in Israel and India which were pending in the amount of HK$1,014 million (US$130 million) and HK$251 million (US$32.3 million), respectively. On March 15, 2007, the claims against us in Israel were dismissed.

In October 2001, our subsidiary in Hong Kong was issued a 3G licence for a duration of 15 years. For the first five years of the term of the license, fixed annual licence fees were payable. Beginning from the sixth year of the licence, variable licence fees are payable amounting to 5% of network turnover in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded in our accounts as licence fees liabilities. Under the terms of the licence, the actual amount due could be greater than the amount recorded.

Our subsidiary in Israel, Partner, is committed to pay royalties to the Government of Israel equal to 3.5% of its “income from cellular services” as defined in the Israeli Telecommunications (Royalties) Regulations, 2001, which includes all kinds of income of Partner from the provision of telecommunications services under the licence—including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5%, since January 1, 2006 and will continue to be reduced until it reaches a level of 1%.

We are required under the relevant shareholders’ agreements relating to our interests in the operating companies in Thailand to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold the interests in these operating companies. To date, we have met these funding obligations primarily through procuring guarantees for third-party loans to these companies, but we may in the future fund these operating expenses and capital expenditures directly.

We hold an option to acquire Hutchison Whampoa’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A.

Prior to our sale of CGP Investments Holdings to Vodafone on May 8, 2007, we held call options, both directly and indirectly, which, if exercised, would have entitled us to additional equity interests in the non-wholly owned investment holding companies in India through which we helds indirect interests in Hutchison Essar, in each case subject to applicable regulatory approvals. Conversely, some Indian shareholders held put options that could, again subject to applicable regulatory approvals, require us to purchase additional equity interests in those investment holding companies. Some of the call and put options were exercisable at fair market value of the investment holding companies, as determined or agreed by the parties (and if no agreement is reached, as determined in accordance with a pre-agreed formula or by a specified independent investment bank, as the case may be) at the time of exercise of the relevant option. Other call and put options were exercisable at a price determined in accordance with a formula specified in the relevant options agreement. As these interests were held under CGP Investments Holdings and therefore effectively transferred to Vodafone when we sold CGP Investments Holdings to Vodafone, we are no longer subject to these put and call options.

Factors Affecting Our Results of Operations

Disposal of CGP Investments Holdings

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries, for cash consideration of approximately US$11,080 million before costs, expenses and interest payable by Vodafone. On May 8, 2007, we also entered into a supplemental deed with Vodafone pursuant to which Vodafone, in consideration for waiving certain potential claims against us under the sale and purchase agreement, was permitted to retain US$352 million from the sale price to apply against certain specified liabilities which Vodafone might incur in connection with the interests that it had effectively acquired during a period of up to ten years following the date of completion of the sale. Having regard to the terms surrounding the retention and release of the amount retained by Vodafone, our board of directors has considered it prudent to make a full provision against recovery of any part of the amount retained by Vodafone.

In connection with the sale of CGP Investments Holdings, in March 2007 we entered into a conditional settlement agreement with Essar Teleholdings and certain of its affiliates pursuant to which they agreed to, among other things: (i) refrain from doing anything that would prevent, delay or inhibit completion of the sale; (ii) use all reasonable endeavours to ensure that completion of the sale is achieved as soon as practically possible; (iii) waive any rights they have or claim to have in respect of certain matters including those related to the sale; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the sale, we agreed to make scheduled payments to an affiliate of Essar Teleholdings aggregating US$415 million before interest, of which US$373.5 million has now been paid.

As a result of the sale, we expect to realize an estimated pre-tax gain of approximately US$9,000 million after taking into account the US$415 million settlement amount payable to Essar Teleholdings, the US$352 million amount retained by Vodafone, interest on the consideration paid to us by Vodafone, transaction costs and expenses. We also realized a net cash inflow of approximately US$10,830 million before payment of the settlement amount to Essar Teleholdings.

During 2006, the Indian business represented 46% of our total turnover, 72% of our total operating profit and 42% of our total operating expenses. In addition, as of December 31, 2006, the Indian business held 40% of our total outstanding debt, all of which was effectively assumed by Vodafone upon completion of the sale. Following the completion of the sale of CGP Investments Holdings to Vodafone, the results of the India operations for 2007 and prior years will be presented in our consolidated income statement as discontinued operations.

On May 22, 2007, our board of directors declared a special dividend to shareholders equal to HK$6.75 (US$0.87) per share, or approximately HK$32,230 million (US$4,143 million) in aggregate, from the proceeds of the sale of CGP Investments Holdings. The dividend will be paid on June 29, 2007. In addition, with the proceeds from the sale we expect to repay up to HK$13,900 million (US$1,787 million) of outstanding debt which, combined with the debt being assumed by Vodafone, should result in significantly reduced interest expense during the remainder of 2007 and generation of net interest income. In May 2007, the outstanding balance under our HK$9 billion secured revolving loan facility was fully repaid out of the proceeds from the sale of CGP Investments Holdings. Following the repayment, the facility was fully canceled and terminated on May 30, 2007. We have also stated that we will announce a dividend policy in the third quarter of 2007. We believe the remaining cash from the sale of CGP Investments Holdings to Vodafone will leave us very well capitalised to take advantage of investment opportunities as they arise.

New licences and acquisitions

In recent years, we have expanded our operations through the acquisition of new telecommunications licenses, as well as through the acquisition of interests in existing third-party telecommunications operators. For example in January 2006 we completed the acquisition of HECL in India.

The start-up of newly licensed operations and the acquisition and subsequent integration of newly acquired third-party telecommunications operators generally entail significant capital and operating expenditures, including licence fees, cash consideration paid or debt incurred in connection with the acquisition, purchase of new equipment, build-out and maintenance of networks, marketing of new products and services and the addition of employees. If successful, new operations and acquisitions may also lead to significant customer and revenue growth. Accordingly, new operations and acquisitions affect the comparability of the results of our operations for different years.

Vietnam is a new service area for which we received governmental approval in February 2005 of the BCC with Hanoi Telecommunications to jointly build and operate a network. We recognise our interest in the BCC to the extent of the assets that we control and the liabilities and expenses that we incur, and the share of the income that we earn from the sale of goods or services under the terms of the BCC. We launched services in Vietnam in January 2007.

In July 2005, we completed the acquisition of a 60% equity interest in PT Hutchison CP . Towards the end of 2005, we commenced the expansion of PT Hutchison CP’s nationwide wireless network, and we launched commercially at the end of March 2007. We and PT Hutchison CP’s other shareholders have agreed to provide funding to PT Hutchison CP pro rata to our respective equity interests with an initial committed amount of US$300 million.

We were issued a 3G license for Macau with effect from June 5, 2007. We are required under the terms of the license to commercially launch 3G service within 12 months from the date of the license and achieve territory-wide coverage in Macau within 15 months from the date of commercial launch.

Regulatory changes

In Israel, regulatory changes significantly reducing call and SMS termination tariffs became effective on March 1, 2005. Call termination tariffs have been reduced from NIS0.45 per minute prior to March 1, 2005 to NIS0.29 per minute on March 1, 2006 and to NIS 0.26 per minute on March 1, 2007, with an additional reduction to NIS0.22 per minute mandated to be effective March 1, 2008. SMS termination tariffs were reduced from NIS0.285 to NIS0.05 on March 1, 2005 and to NIS0.22 per minute on March 1, 2006. These tariff reductions caused call revenue to increase less rapidly than the rate of increase of total network minutes.

In March 2005, the Telecommunications Law in Israel was amended to require the Minister of Communications of Israel to implement a mobile number portability plan and, separately, a fixed number portability plan by September 2006. The number portability plan would permit customers in Israel to change their service provider to another network operator while retaining the same telephone number. Despite efforts to introduce the requisite technology and to coordinate the transition to number portability by September 2006, at present none of the cellular or fixed-line operators in Israel, including Partner, has implemented number portability. Partner and two other mobile telecommunications operators in Israel have filed a petition with the Israeli High Court of Justice seeking to postpone the number portability implementation deadline. In May 2007 the Ministry of Communications announced that the latest implementation date for number portability would be December 1, 2007. It was nonetheless considering imposing monetary sanctions on relevant telecommunication license holders, including Partner, in accordance with the Telecommunications Law for alleged violation of the obligation to implement number portability by September 2006. Once implemented, we anticipate that number portability will provide network operators with the opportunity to transfer other operators’ customers to their network, which will likely increase churn rates and may increase customer acquisition and retention costs.

In November 2006, Partner’s license was amended in a manner that obligates it as of January 2007 to provide, in all calls made to its customers that are directed to voicemail, an announcement that the call is being directed to voicemail. Partner is not allowed to charge for a call terminated up to one second after the announcement is made. Such regulation has adversely affected its financial results.

Amendment to share options

At an extraordinary general meeting held on May 8, 2007, our shareholders approved an amendment to the terms of all share options which were outstanding as of the date of the general meeting and which were outstanding and unvested as at the time of the payment of a special dividend to be declared and paid out of the proceeds from our sale of CGP Investments Holdings to Vodafone, pursuant to which the exercise price of these share options would be adjusted downwards by an amount equal to the amount of the special dividend on a dollar-for-dollar basis. Subject to the special dividend being paid, which will result in an adjustment to the exercise price, we will recognize a charge against staff costs in our 2007 results as a result of the amendment.

Our shareholders also approved an amendment to our share option plan at the same extraordinary general meeting pursuant to which, upon a distribution to shareholders of any cash (other than the special dividend to be declared and paid out of the proceeds from our sale of CGP Investments Holdings or dividends in the ordinary course), the exercise price of any options which had been granted but not been exercised as of the date of the distribution would be adjusted downwards by an amount which our directors considered to reflect the impact such distribution would have or would likely have on the trading price of our shares. The declaration and payment of a special dividend and implementation of an adjustment to the share option exercise price could result in a charge against staff costs in the year that such adjustment took effect.

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

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under HKFRS that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 2 to our accounts.

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

In 2004, OFTA announced a 3 years moratorium upon expiry of our CDMA license in 2005, in order for us to migrate our CDMA customers to 2G or 3G networks. In addition, as part of our cost saving initiatives, certain network and information technology services and maintenance were outsourced. As a result of the foregoing, we recorded an impairment loss on telecommunications and network equipment of HK$142 million for the year ended December 31, 2004.

Under US GAAP, the impairment test has been performed in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Goodwill

Under HKFRS, goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary company or associated company at the date of acquisition. Goodwill on acquisition is reported in our consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. The recoverable amount is the higher of fair value less cost to sell and value in use, based on present value calculation. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. We allocate goodwill to each business segment in each country in which we operate.

Under US GAAP, we perform an annual impairment test for goodwill based on the fair value of the operating segment or one reporting level below the operating segment. The fair value of the reporting unit is allocated to its assets and liabilities, including any unrecognized intangible assets. The remaining fair value for the reporting unit is the implied fair value of the goodwill. This implied fair value of goodwill is compared to its carrying amount on an annual basis to determine if there is a potential impairment. If the implied fair value of the goodwill is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value is less than its carrying value.

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

We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. Our assumptions regarding future profitability and the anticipated timing of utilizing the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on our reported financial condition and results of operations. As of December 31, 2005 and 2006, we had recognized HK$918 million and HK$997 million (US$128 million), respectively, in deferred tax assets.

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

Depreciation of Fixed Assets

Our business is capital intensive. Depreciation of operating assets constitutes a substantial operating cost for us. The cost of our fixed assets, principally telecommunications and network equipment, is charged to depreciation expense over their estimated useful lives. We depreciate our telecommunications and network equipment using the straight-line method over their estimated useful lives. We periodically review changes in our technology and industry conditions, asset retirement activity and salvage values to determine adjustments to estimated remaining useful lives and depreciation rates.

During the year ended December 31, 2005, we evaluated the useful lives for mobile telecommunications network assets within India, through consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, we considered the historical experience with similar assets in determining the estimated useful life, as well as taking into account anticipated technological or other changes. As a result of this reassessment, we concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. We considered this to be a change in accounting estimate and therefore accounted for the change prospectively from January 1, 2005. The effect of this change in accounting estimate was to decrease depreciation charge by HK$360 million, increase deferred tax charge by HK$248 million and decrease loss attributable to equity holders by HK$60 million. As a result of this change, annual depreciation expense of these network assets has been decreased by HK$343 million (US$44.1 million) for the year ended December 31, 2006 and will be decreased by HK$298 million (US$38.3 million) for the year ending December 31, 2007.

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

Amortization of Telecommunications Customer Acquisition and Retention Costs

Costs to acquire or retain mobile telecommunication customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are capitalized and amortized over the minimum enforceable contractual period, which is generally a period of 12 to 18 months. In the event that a customer terminates a service contract prior to the expiration of the minimum enforceable contractual period, any unamortized customer acquisition or retention costs are written off in the period in which the customer terminates.

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

Foreign Exchange

Our reporting currency is Hong Kong dollars. The accounts of our overseas subsidiaries and associated companies are translated into Hong Kong dollars using the year-end rates of exchange for the balance sheet and the average rates of exchange for the year for the profit and loss items. A significant portion of our turnover, operating profit (loss), assets and loans are related to our overseas operations, and are generally denominated in currencies other than our reporting currency. Accordingly, fluctuations in the exchange rate between our reporting currency, the Hong Kong dollar, and India Rupee, Thai Baht and New Israeli Shekel could have a significant impact on our reported profit (loss), assets or liabilities.

Increase in Proportionate Share of Subsidiaries

The increase in our proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognized as goodwill or negative goodwill.

Reconciliation to US GAAP

Our consolidated accounts are prepared in accordance with HKFRS, which differ in various material aspects from US GAAP. These material differences, as they apply to our consolidated accounts can be read in note 36 to the accounts.

The following table sets forth a comparison of our net profit/(loss) attributable to equity holders of the Company and shareholders’ equity in accordance with HKFRS and US GAAP for the years indicated:

	As at or for the year ended 31 December
	2004 HK$ millions	2005 HK$ millions	2006 HK$ millions
Net profit/(loss) attributable to equity holders of the Company
HKFRS	(30)	(768)	201
US GAAP	(232)	(915)	(493)

Shareholders’ equity
HKFRS	13,830	16,170	16,659
US GAAP	12,709	13,680	13,349

Recent Accounting Pronouncements

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ended December 31, 2006:

HKFRS 7	Financial instruments disclosures
Amendment to HKAS 1	Presentation of financial statements - capital disclosures
HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”
HK(IFRIC) Interpretation 8	Scope of HKFRS 2
HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives
HK(IFRIC) Interpretation 10	Interim reporting and impairment
HK(IFRIC) Interpretation 11	HKFRS 2 – Group and treasury share transactions

We did not early adopt any of these new standards, amendments to standards and interpretations. The adoption of these new standards, amendments to standards and interpretations in future periods is not expected to result in substantial changes to our accounting policies.

Effect of Recent Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We were required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognised upon adoption of FIN 48. We are currently evaluating the impact of FIN 48 on our future results of operations and financial position.

Fair Value Measurement

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” or SFAS 157. SFAS 157 expands disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorises and prioritises the sources to be used to estimate fair value. We are required to adopt SFAS 157 effective January 1, 2008 on a prospective basis. We are currently evaluating the impact of this new standard on our future results of operations and financial position.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, “Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS 159. SFAS 159 permits all entities to choose, at specified election dates, to measure eligible items at fair value. A business entity shall report unrealised gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognised in earnings as incurred and not deferred. We are required to adopt SFAS 159 effective January 1, 2008. We are currently evaluating the impact of this new standard on our future results of operations and financial position.

Effect of Prior-Year Misstatements when Qualifying Misstatements in Current-Year Financial Statements

In March 2007, the FASB Staff Position issued a proposed FSP 154a “Considering the Effects of Prior-Year Misstatements when Qualifying Misstatements in Current-Year Financial Statements,” or FSP 154a. FSP 154a extends the guidance for SEC registrants in SAB 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, to all other non-governmental entities that are not subject to the requirements of SAB 108. FSP 154a does not have any impact on our results of operations and financial position as we had adopted SAB 108 for our fiscal year ended December 31, 2006.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board currently consists of two executive directors, four non-executive directors and three independent non-executive directors.

The following table sets forth certain information concerning our current directors. All of our executive officers are also executive directors or alternate directors.

Name	Age	Position
FOK Kin-ning, Canning	55	Chairman and Non-Executive Director
Dennis Pok Man LUI	56	Executive Director and Chief Executive Officer
Tim Lincoln PENNINGTON	46	Executive Director and Chief Financial Officer
Frank John SIXT	55	Non-Executive Director
Michael John O’CONNOR	40	Non-Executive Director
Aldo MAREUSE	43	Non-Executive Director
KWAN Kai Cheong	57	Independent Non-Executive Director
John W. STANTON	51	Independent Non-Executive Director
Kevin WESTLEY	58	Independent Non-Executive Director

Alternate Directors(1)
CHOW WOO Mo Fong, Susan	53	Alternate Director to Fok Kin-ning, Canning and Frank John Sixt
CHAN Ting Yu	56	Alternate Director to Dennis Pok Man Lui
WOO Chiu Man, Cliff	53	Alternate Director to Tim Lincoln Pennington
Martin Wolfgang MICHLMAYR	35	Alternate Director to Michael John O’Connor
Ragy SOLIMAN	32	Alternate Director to Aldo Mareuse

(1)	Under our Articles of Association, each director is empowered to appoint any person (including another director) to be his alternate director. Any alternate director has all the rights and powers of the appointing director. An alternate director may be removed at any time by the person who appointed him. Subject to such removal, the office of alternate director shall continue until the happening of any event which, if he was a director, would cause him to vacate such office or until the appointing director ceases for any reason to be a director. An alternate director shall only be a director for the purpose of the Companies Law of the Cayman Islands, or the Companies Law, and shall only be subject to the provisions of the Companies Law insofar as they relate to the duties and obligations of a director when performing the functions of the director for whom he is appointed in the alternative. An alternate director shall alone be responsible to our company for his acts and defaults and shall not be deemed to be the agent of or for the appointing director.

FOK Kin-ning, Canning is the chairman and a non-executive director of our company and is the chairman of our remuneration committee. He has served as a director and as chairman since March 2004. Mr. Fok obtained a Bachelor of Arts degree from St. John’s University in Minnesota in 1974 and a diploma in financial administration from the University of New England in Australia in 1976. He is a member of the Australian Institute of Chartered Accountants. Mr. Fok has been an executive director of our substantial shareholder, Hutchison Whampoa, since 1984 and its group managing director since 1993. He also serves as the chairman of Hutchison Harbour Ring Limited, or Hutchison Harbour Ring, Hutchison Telecommunications (Australia) Limited, or Hutchison Telecommunications Australia, Hongkong Electric Holdings Limited, or Hongkong Electric, and Partner, a co-chairman of Husky Energy Inc., or Husky Energy, the deputy chairman of Cheung Kong Infrastructure Holdings Limited, or Cheung Kong Infrastructure, and a director of Cheung Kong Holdings. Pursuant to the terms of the Shareholders Agreement dated December 21, 2005, or the Shareholders Agreement, between Hutchison Telecommunications Investment, Hutchison Whampoa, Orascom Eurasia and Orascom Holdings, each of Hutchison Telecommunications Investment and Orascom Eurasia is entitled to nominate two non-executive directors to the board of our company and is obligated to vote its shares in favor of the appointment and continued presence of those nominees. Mr. Fok was nominated to our board of directors by Hutchison Telecommunications Investment under the Shareholders Agreement.

Dennis Pok Man LUI is an executive director and the chief executive officer of our company in charge of our overall management. He has served as a director since March 2004. Mr. Lui graduated in 1974 from the University of Oregon with a Bachelor of Science degree. Mr. Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was the managing director of Hutchison Telecommunications (Hong Kong) Limited in charge of its mobile telecommunications, fixed-line, multi-media, internet and paging businesses in Hong Kong, China, Taiwan and Macau from January 1996 to April 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited, or HTI 1993 Holdings, overseeing all the operations and new business development of the HTI 1993 Holdings group. Mr. Lui is also a director of Partner.

Tim Lincoln PENNINGTON is an executive director and the chief financial officer of our company. He has served as a director since March 2004. Mr. Pennington obtained a Bachelor of Arts (Honors) degree in Economics and Social Studies from the University of Manchester in the United Kingdom in 1982 and became an Associate of the Chartered Institute of Bankers in 1985. He joined the Hutchison Whampoa group as finance director of Hutchison 3G (UK) Limited in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity, he was involved in advising and financing telecommunications and technology companies. Prior to that, he was a director in the Specialized Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990.

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

Michael John O’CONNOR is a non-executive director of our company. He was appointed as a director on February 28, 2007. Mr. O’Connor holds a Masters degree in Economics and Finance from Carleton University in Ottawa, Ontario, Canada. He has 17 years of experience in strategy formulation and economic and financial modeling in telecommunications and transportation sectors. He has held senior executive positions within Orascom Holding since 1999, where he currently holds the position of Investment and Business Development Officer. Previously he was the Director of the Center for Economic and Financial Analysis at Science Applications International Corporation, one of the largest consultancy companies in the United States based in Washington, DC and San Diego, California. Mr. O’Connor was nominated to our board of directors by Orascom Eurasia under the Shareholders Agreement.

Aldo MAREUSE is a non-executive director of our company. He has served as a director since December 2005. He is group chief financial officer of Orascom Holding, a position he has held since 2002. He is a member of the board of directors of Orascom Holding’s Algerian, Egyptian, Pakistani and Tunisian GSM subsidiaries among others and also a member of the board of directors of Wind, a mobile and fixed telecommunication operator in Italy. Prior to joining Orascom Holding, he worked from 1990 to 2002 in various positions and locations in the investment banking division of Credit Suisse First Boston, or CSFB. His last position within CSFB was managing director in the investment banking division, telecommunications group. He holds an Engineering degree from Ecole Centrale de Lyon (France). Mr. Mareuse was nominated to our board of directors by Orascom Eurasia under the Shareholders Agreement.

KWAN Kai Cheong is an independent non-executive director of our company and a member of our audit committee and remuneration committee. He has served as a director since August 2004. Mr. Kwan holds a Bachelor of Accountancy (Honors) degree from the University of Singapore and is a member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants in Australia and a Fellow of Hong Kong Institute of Directors. Mr. Kwan is currently president of Morrison & Company Limited, which is a business consultancy firm. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously the joint managing director of Pacific Concord Holding Limited. Mr. Kwan is a non-executive director of China Properties Group Limited and China Medical Science Limited and an independent non-executive director of Hutchison Harbour Ring, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited, Soundwill Holdings Limited, T S Telecom Technologies Limited and JF Household Furnishings Limited. Mr. Kwan completed the Stanford Executive Program in 1992.

John W. STANTON is an independent non-executive director of our company and a member of our audit committee. He has served as a director since August 2004. Mr. Stanton is the managing director of Trilogy Partners, a board member of Alltel Corporation and Columbia Sportswear, Inc. and a trustee of Whitman College. He was the chairman and chief executive officer of Western Wireless Corporation, or Western Wireless, from 1994 until it was sold to Alltel Corporation in 2005. From 1991 to 1994, Mr. Stanton was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless Corporation, which was spun off from Western Wireless in May 1999. Mr. Stanton served two terms as chairman of the Cellular Telecommunications Industry Association, from 1998 to 1999 and from 2000 to 2001. Mr. Stanton graduated from Whitman College with a Bachelor of Arts in Political Science and received his M.B.A. from Harvard Business School.

Kevin WESTLEY is an independent non-executive director of our company and is chairman of our audit committee and a member of our remuneration committee. He has served as a director since August 2004. Mr. Westley holds a Bachelor of Arts (Honors) degree in History from the London School of Economics and Political Science and is a Fellow member of the Institute of Chartered Accountants in England and Wales. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Certain affiliates of the HSBC group are lenders to our company and the Hutchison Whampoa group. In 2006, Mr. Westley was appointed as a member of the Hong Kong Securities and Futures Commission’s Committee on Real Estate Investment Trusts. Mr. Westley is also the chairman of the Takeovers and Mergers Panel of Hong Kong, a member of the Share Registrars Disciplinary Committee and the deputy chairman of Ocean Park Corporation.

CHOW WOO Mo Fong, Susan is an alternate director to each of Mr. Canning Fok and Mr. Frank Sixt on our board of directors. She has served as an alternate director to Mr. Fok since December 2005, and an alternate director to Mr. Sixt since September 1, 2006. Prior to that Mrs. Chow had been a non-executive director of our company from March 2004 until December 2005. Mrs. Chow has been an executive director of Hutchison Whampoa since 1993 and its deputy group managing director since 1998. Mrs. Chow is also an executive director of Cheung Kong Infrastructure, Hutchison Harbour Ring and Hongkong Electric, and a director of Hutchison Telecommunications Australia, Partner and TOM Group Limited. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

CHAN Ting Yu is an alternate director to Mr. Dennis Lui on our board of directors. He has served as an alternate director since December, 2005, and prior to that had been an executive director of our company from March 2004 until December 2005. Mr. Chan is also our company’s corporate development director. Mr. Chan is also a director of Partner. Prior to joining the Hutchison Whampoa group in 1994, Mr. Chan practiced international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI 1993 Holdings in January 1996. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

WOO Chiu Man, Cliff is an alternate director to Mr. Tim Pennington on our board of directors. He has served as an alternate director since December, 2005, and prior to that had been an executive director of our company from March 2005 until December 2005. Mr. Woo is also our company’s chief technology officer, having joined us in that position in September 2004. Prior to joining our company, Mr. Woo was the deputy managing director and wireless network director of Hutchison Telecommunications Hong Kong since 2000, having joined that company in 1998. He is a Chartered Engineer and is also a Member of Institution of Electrical Engineers and The Hong Kong Institution of Engineers. Mr. Woo holds a Bachelor’s degree in Electronics and a Diploma in Management for Executive Development.

Martin Wolfgang MICHLMAYR is an alternate director to Mr. Michael John O’Connor on our board of directors. He was appointed as an alternate director for Mr. O’Connor on February 28, 2007, and prior to that had been an alternate director to Mr. Naguib Sawiris since December 2005. Mr. Michlmayr is the corporate finance director at Orascom Holding, and a founding member of Orascom Holding’s Paris-based corporate finance office, which he joined in July 2002. Prior to joining Orascom Holding, Mr. Michlmayr worked in the investment banking division at JPMorgan in New York and London beginning in 1998. From 1992 to 1997, Mr. Michlmayr worked for Bank of America and American International Group in San Francisco. He holds a Bachelor of Arts degree in German Literature and a Master’s degree in Business Administration.

Ragy SOLIMAN is an alternate director to Mr. Aldo Mareuse on our board of directors. He has served as an alternate director since December, 2005. Mr. Soliman is a legal affairs director at Orascom Holding, having been appointed in April 2003. Prior to joining Orascom Holding, Mr. Soliman represented a broad range of international corporate and governmental clients as a senior associate with Egyptian and international law firms. He holds a Bachelor of Law (LL.B) degree and a Master’s degree in International Business Law.

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

Directors’ emoluments comprise payments to directors by us and our subsidiaries in connection with the management of the affairs of our group. The emoluments of the directors of our company, excluding amounts received from our listed subsidiaries and paid to us, for the year ended December 31, 2006 are as follows:

Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contribution	Share-based payments(b)	2006 Total
	(HK$ millions)
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
Dennis Pok Man LUI	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS (a)	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W. STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

Total	3.57	7.07	13.73	0.89	19.35	44.61

Notes:

(a)	Resigned as director of our company on February 28, 2007.
(b)	Share option benefits represent the fair value of share options granted under our share option scheme, which is calculated in accordance with the methodology disclosed in note 27(b) to our accounts. This methodology does not take into account the actual share price at the date of exercise and whether the share options have been exercised. All share options were granted on August 8, 2005. No share options were granted in 2006. None of our directors exercised their share options during 2006.

C. Board Practices

We are managed by a board of directors which must consist of not less than two members. Our board of directors consists of nine directors and five alternate directors. Our articles of association were amended by special resolution at our annual general meeting on May 5, 2005 so that one-third (or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of all of our directors, including the chairman of our board and the managing director of our company, are subject to retirement from office by rotation at each general meeting. Our articles of association were further amended by special resolution at our extraordinary general meeting held on May 8, 2007 so that: (i) all directors appointed to fill a casual vacancy are subject to election by shareholders at the first general meeting instead of the first annual general meeting after their appointment; (ii) our shareholders can remove any director in a general meeting by ordinary resolution; and (iii) at each annual general meeting one-third of our directors or, if their number is not a multiple of three, the number nearest to but not less than one-third (instead of not greater than one-third) shall retire from office by rotation.

Accordingly, any directors who are appointed by our board of directors to fill a casual vacancy must retire at the next general meeting while any directors who are appointed as additional director must retire at the next annual general meeting. Retiring directors are eligible for re-election. Two of our directors, Messrs. Dennis Lui and Kwan Kai Cheong, retired by rotation, and one director who was appointed by our board on February 28, 2007, Mr. Michael O’Connor, retired at our annual general meeting held on May 8, 2007. All of them were re-elected at the same meeting.

None of our non-executive directors has a service contract with us providing for benefits upon termination of appointment. The term of office for each of our non-executive directors was specified in their respective appointment letters as expiring on December 31, 2007, with automatic renewal for successive 12 month periods, subject to resignation and re-election.

Each of our executive directors has a fixed term of office. The current terms of employment for Messrs. Dennis Lui and Tim Pennington will expire on June 30, 2007 and April 30, 2008, respectively. Unless terminated earlier, their terms will automatically extend for further periods of one year except that their respective employments may not be extended for a total period of more than three years without the prior approval of our shareholders. The service contracts that we have with our executive directors do not provide for any benefits upon termination of employment, save to the extent that we would be required to make compensation payments in lieu of notice if the contract is terminated by us other than for cause. The notice period for each of our executive directors is six months.

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

D. Employees

As of December 31, 2006, we and our subsidiaries had a total of 13,765 full-time employees. Including employees of 3 Global Services, a call center company in India, our total number of employees as of December 31, 2006 would have been approximately 20,000. However, because we did not consolidate the financial results of the call center business 3 Global Services in 2006, as described in “Information on the Company—Business Overview—Operating Companies Review—India—Acquisitions—India Call Center Acquisition,” we have not included the employees of 3 Global Services in the information below.

The table below sets forth the number of employees by function as of December 31, 2006:

	Employees
	Number	% of Total
Managers	1,163	8.45%
Supervisory	2,151	15.63%
General and administrative	10,451	75.92%

Total	13,765	100.0%

The following table sets out the number of employees for our business segments as of the dates indicated:

	As of December 31,
	2004	2005	2006
Hong Kong mobile (including Macau) and fixed-line	4,798	2,455	1,656
India	4,616	5,120	6,154
Israel(1)	—	3,405	4,214
Thailand	1,397	1,004	923
Others	549	533	818

Total	11,360	12,517	13,765

(1)	Israel did not become a subsidiary until April 2005, and therefore we did not include its employees in 2004.

As of December 31, 2006, we and our subsidiaries had retained a total of approximately 798 temporary employees, part-time employees and contract employees.

Our total number of employees will significantly decline in 2007 as personnel in India will no longer be included due to our sale of CGP Investments Holdings to Vodafone. The number of our employees in Hong Kong and Macau declined from 2,455 as of December 31, 2005 to 1,656 as of December 31, 2006 primarily as a result of our disposal of Vanda IT Solutions in July 2006. The number also declined significantly, from 4,798 as of December 31, 2004 to 2,455 as of December 31, 2005, as the result of restructuring of our mobile and fixed-line operations there, including outsourcing of IT and network management functions.

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

E. Share Ownership

The following table sets forth the number of ordinary shares of our company held by our directors and alternate directors as of June 15, 2007.

Director	Number of Shares Held	Percentage of Shares Outstanding
FOK Kin-ning, Canning(1)	1,202,380	*
Dennis Pok Man LUI	100,000	*
Tim Lincoln PENNINGTON	—	—
Frank John SIXT(2)	255,000	*
Michael John O’CONNOR	—	—
Aldo MAREUSE	—	—
KWAN Kai Cheong	—	—
John W. STANTON(4)	105,000	*
Kevin WESTLEY	—	—
CHOW WOO Mo Fong, Susan	250,000	*
CHAN Ting Yu	100,000	*
WOO Chiu Man, Cliff	—	—
Martin Wolfgang MICHLMAYR	—	—
Ragy SOLIMAN	—	—
Total	2,012,380	*

*	Less than 1%.
(1)	Shares are held through a company which is equally controlled by Mr. Fok and his spouse.
(2)	Shares are held in the form of 17,000 ADSs.
(3)	Shares are held in the form of 7,000 ADSs jointly by Mr. Stanton and his spouse.

The following table sets forth the options for the purchase of ordinary shares held by our directors and alternate directors as of June 15, 2007.

Director/Alternate Director	Date of grant of share options	Number of share options held	Expiration date of the share options(1)	Exercise price of share options(2) (HK$)
Dennis Pok Man LUI	August 8, 2005	9,000,000	August 7, 2015	8.70
Tim Lincoln PENNINGTON	August 8, 2005	3,333,333	August 7, 2015	8.70
CHAN Ting Yu	August 8, 2005	3,333,333	August 7, 2015	8.70
WOO Chiu Man, Cliff	August 8, 2005	2,333,333	August 7, 2015	8.70

(1)	One third of the share options vest on each of the first three anniversaries of the grant date. Options that had vested on the first anniversary of the grant date have been exercised and shares that were received upon exercise were all sold.
(2)	Subject to adjustment upon payment of a declared special dividend on June 29, 2007. See “Information on the Company—Business Overview—Group Overview” and “—Share Option Plan.”

Share Option Plan

The following is a summary of the principal terms of our share option plan conditionally approved and adopted by a resolution of our then sole shareholder passed on September 17, 2004. As required under the listing rules of the Hong Kong Stock Exchange, the share option plan was approved by the shareholders of Hutchison Whampoa at an extraordinary general meeting of the shareholders of Hutchison Whampoa held on May 19, 2005. It was subsequently amended by written resolutions of our directors passed on July 12, 2005 and February 9, 2006 respectively, and by our shareholders at an extraordinary general meeting held on May 8, 2007. The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable us to grant options to selected participants, including employees, non-executive directors, consultants, suppliers and customers, as incentives or rewards for their contribution to our company.

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

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this share option plan and any other share option plan must not in the aggregate exceed 30% of our ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this share option plan and any other share option plan of our group) to be granted under this share option plan and any other share option plan of ours must not in the aggregate exceed 10% of our ordinary shares issued and outstanding as of the date on which the shares are first listed on the Hong Kong Stock Exchange, assuming no ordinary shares are allotted, issued or repurchased by our company on or prior to the date on which such resolution is passed. Based on the number of ordinary shares issued and outstanding as of June 15, 2007, the limit under the share option plan is 477,539,621 ordinary shares. We may seek separate approval of our shareholders in a general meeting to grant options beyond these limits.

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

At an extraordinary general meeting held on May 8, 2007, our shareholders approved an amendment to the terms of all share options which were outstanding as of the date of the general meeting and which were outstanding and unvested as at the time of the payment of a special dividend to be declared and paid out of the proceeds from our sale of CGP Investments Holdings to Vodafone, pursuant to which the exercise price of these share options would be adjusted downwards by an amount equal to the amount of the special dividend on a dollar-for-dollar basis. Our shareholders also approved an amendment to our share option plan at the same extraordinary general meeting pursuant to which, upon a distribution to shareholders of any cash (other than the special dividend to be declared and paid out of the proceeds from our sale of CGP Investments Holdings or dividends in the ordinary course), the exercise price of any options which had been granted but not been exercised as of the date of the distribution would be adjusted downwards by an amount which our directors considered to reflect the impact such distribution would have or would likely have on the trading price of our shares.

In addition to the options granted to the directors of our company on August 8, 2005, options in respect of an aggregate of 45,300,000 shares were also granted to our other employees on August 8, 2005, for an aggregate of 76,300,000 options. These options are exercisable during the period from August 8, 2006 to August 7, 2015 at the exercise price of HK$8.70 per share. As of June 15, 2007, 41,033,333 options were issued and outstanding.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at June 15, 2007 to the extent that such information is available to us or can be ascertained from public filings.

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percent
Hutchison Whampoa Limited(1)	2,387,869,730	50.0%
Cheung Kong (Holdings) Limited(2)(3)	2,439,962,317	51.1%
Orascom Telecom Holding S.A.E. (4)	917,759,172	19.2%

(1)	Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa, directly owns 2,178,903,076 ordinary shares and Hutchison Telecommunications Holdings Limited (formerly named New Brilliant Holdings Limited), or Hutchison Telecommunications Holdings, a direct wholly-owned subsidiary of Hutchison Telecommunications Investment, directly owns 208,966,654 of our ordinary shares. The following significant changes in Hutchison Whampoa’s ownership of our shares have taken place during the past three years:

•

Prior to June 23, 2005, Hutchison Whampoa held 3,157,033,347 of our shares, representing 70.2% of our then-issued share capital. On June 23, 2005, Hutchison Whampoa acquired 187,966,653 of our ordinary shares, increasing its ownership to 3,345,000,000 of our shares, representing 74.3% of our then-issued share capital. The aggregate consideration paid for these shares was approximately HK$1,299 million. Hutchison Whampoa made the acquisition pursuant to the exercise by NTT DoCoMo of an option to require Hutchison Whampoa to purchase or procure the purchase of 187,966,653 of our shares held by NTT DoCoMo. The acquisition was effected through the purchase by Hutchison Telecommunications Investment of all of the outstanding shares of Hutchison Telecommunications Holdings, through which NTT DoCoMo held our shares, from NTT DoCoMo.

•

On July 15, 2005, the arrangement under which we privatized our subsidiary Hutchison Global Communications Holdings became effective. Under that arrangement, shareholders of Hutchison Global Communications Holdings could elect to receive consideration for their shares in the form of cash or our ordinary shares. As consideration for those shareholders of Hutchison Global Communications Holdings electing to receive our shares on August 8, 2005 we issued a total of 252,546,209 new ordinary shares, increasing our total issued shares to 4,752,546,209 ordinary shares. In addition, we had agreed with Hutchison Telecommunications Investment that to the extent that any of the Hutchison Global Communications Holdings shareholders were “connected persons” of our company or of Hutchison Whampoa under the listing rules of the Hong Kong Stock Exchange, and those connected persons elected to receive our shares as consideration, Hutchison Telecommunications Investment would transfer such number of our shares held by it to those connected persons as consideration for their Hutchison Global Communications Holdings shares. Pursuant to this arrangement, Hutchison Telecommunications Investment transferred 60,371,099 of our shares to the connected persons. In turn, we assumed an indebtedness to Hutchison Telecommunications Investment of approximately HK$459 million, being the value of those shares. The indebtedness was repaid in full on August 8, 2005. As a result of these transactions, the number of our shares held by Hutchison Whampoa decreased from 3,345,000,000 to 3,284,628,901 shares, representing 69.1% of our then-issued share capital.

•

On December 21, 2005, Hutchison Telecommunications Investment sold 917,759,172 of our shares to Orascom Holding for a total consideration of approximately US$1,300 million. As a result, the number of our shares held by Hutchison Whampoa decreased from 3,284,628,901 to 2,366,869,729, representing 49.8% of our then-issued share capital.

•

Hutchison Telecommunications Investment also granted Orascom Eurasia an option to purchase such number of ordinary shares of our company as shall immediately prior to the closing of the option represent approximately 3.69% of the total number of ordinary shares of our company then issued and outstanding at a price per ordinary share of the higher of (i) the average of the closing traded price of an ordinary share for the 30 trading days on the Hong Kong Stock Exchange immediately prior to the date that Orascom Eurasia delivers to Hutchison Telecommunications Investment a notice to exercise the option, and (ii) HK$11.00. The option lapsed without being exercised.

•

As from June 2007, Hutchison Telecommunications Holdings had acquired an aggregate of 12,000,000 of our shares in the open market through the Hong Kong Stock Exchange for an aggregate consideration of approximately HK$124.1 million (US$15.9 million). As a result of these purchases, Hutchison Whampoa’s ownership of our shares in issue increased from approximately 49.75% to approximately 50.0036% and it will account for us as a subsidiary.

(2)	Various direct or indirect wholly-owned subsidiaries of Cheung Kong Holdings, including Cheung Kong Enterprises Limited, collectively directly own 52,092,587 of our shares, representing approximately 1.1% of our issued share capital. Through its subsidiaries, Cheung Kong Holdings indirectly beneficially owns approximately 49.97% of the issued shares of Hutchison Whampoa. Pursuant to Rule 13d-3 under the Exchange Act, Cheung Kong Holdings and its subsidiaries may be deemed to control the voting and disposition of the 2,387,869,730 ordinary shares of our company beneficially owned by Hutchison Whampoa, but pursuant to Rule 13d-4 under the Act, Cheung Kong Holdings and its subsidiaries have expressly disclaimed beneficial ownership of these ordinary shares. The following significant changes in Cheung Kong Holdings’ ownership of our shares have taken place during the past three years:

•

Prior to August 5, 2005, Cheung Kong Holdings, through its subsidiaries, directly held 28,402,698 of our shares, representing 0.6% of our then-issued share capital. On August 5, 2005, in connection with the privatization of Hutchison Global Communications Holdings, Cheung Kong Enterprises Limited, a wholly owned subsidiary of Cheung Kong Holdings, received as a connected person 23,689,889 of our shares from Hutchison Telecommunications Investment on our behalf as consideration for its shares of Hutchison Global Communications Holdings. As a result, the number of our shares held by Cheung Kong Holdings through its wholly-owned subsidiaries increased from 28,402,698 to 52,092,587 shares, representing 1.1% of our then-issued share capital.

•	Other changes in Cheung Kong Holdings’ ownership of our shares through its 49.97% interest in Hutchison Whampoa, are described in note (1) above.

(3)	Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings, hold more than one third of the issued share capital of Cheung Kong Holdings. In addition, each of Li Ka-Shing Unity Trustee Corporation Limited, as trustee of a discretionary trust, and Li Ka-Shing Unity Trustcorp Limited, as trustee of another discretionary trust, holds units in The Li Ka-Shing Unity Trust. Mr. Li Ka-shing is the settlor of each of these discretionary trusts. Furthermore, each of Messrs. Li Ka-shing, Li Tzar Kuoi, Victor and Li Tzar Kai, Richard, is interested in one third of the entire issued share capital of Li Ka-Shing Unity Holdings Limited, a company which owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited and Li Ka-Shing Unity Trustcorp Limited.

(4)	Based on a Schedule 13D filed on January 3, 2006 by Orascom Holding, Orascom Eurasia, Weather Capital S.a.r.l., Weather Investments S.r.l., Weather Investments II S.a.r.l., April Holding and February Private Trust Company Limited. The Schedule 13D also disclosed that Orascom Holding, through Orascom Eurasia, had been granted an option to purchase approximately 3.69% of our shares from Hutchison Telecommunications Investment, as described in note (1) above. The option lapsed without being exercised.

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

As of June 15, 2007, a total of 4,775,396,209 of our ordinary shares were outstanding. As of June 15, 2007, 2,399,526,479 of our ordinary shares were held by 734 record holders in Hong Kong, of which 232,028,415 of our ordinary shares were registered in the names of nominees of Citibank N.A., the depositary under our ADS deposit agreement, and 2,375,869,730 of our ordinary shares were held by one record holder in the Cayman Islands.

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

•

Outstanding loans in the amount of HK$20,869 million owed by our group companies to the Hutchison Whampoa group were capitalized through the issuance of 4,499,999,844 ordinary shares of our company to the Hutchison Whampoa group in September 2004. Outstanding debt in the amount of HK$2,367 million owed by our group companies to the Hutchison Whampoa group was offset by HK$2,056 million of receivables due from the Hutchison Whampoa group, leaving HK$311 million of non-capitalized debt owed by us to the Hutchison Whampoa group following the restructuring.

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

•

The Hutchison Whampoa group’s rights and obligations under a consolidation agreement between IndusInd Telecom Network Limited (a joint venture of our group that is part of the Hinduja group, at the time holding direct interests in mobile telecommunication operating companies in India), HTI 1993 Holdings and Usha Martin Telematics Limited, or Usha Martin Telematics (which were consolidated into our accounts), were passed through to us. This agreement is no longer in effect.

•

The Hutchison Whampoa group’s rights and obligations under a consolidation agreement between Essar Teleholdings, HTI 1993 Holdings and Usha Martin Telematics, including the obligation to provide credit support under the consolidation agreement, the corresponding subrogation rights in respect of a share pledge and the rights and obligations in respect of put and call options exercisable upon default of repayment by Essar Teleholdings of certain third party loans, were passed through to us. Pursuant to the pass through agreement, we agreed to indemnify Hutchison Whampoa against all claims and liabilities of Hutchison Whampoa in connection with the provision by Hutchison Whampoa of any credit support for loans to Essar Teleholdings under the consolidation agreement. The pass through agreement was amended and supplemented by two supplemental pass through agreements dated December 30, 2004 and June 30, 2005, respectively, to extend the indemnity to Hutchison Whampoa in connection with the provision of the credit support by Hutchison Whampoa. All payment obligations under the credit facilities to which Hutchison Whampoa was obligated to provide credit support were settled by Essar Teleholdings in December 2005, as a result of which Hutchison Whampoa’s credit support obligations and our related indemnity obligation expired. This agreement is no longer in effect.

Non-competition agreement

We have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward following the restructuring, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined as the European Union prior to its enlargement in 2004, Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada, and Argentina (unless and until such time as we exercise our option to acquire the Hutchison Whampoa group’s interest in Hutchison Argentina). Our territory comprises all areas of the world outside the Hutchison Whampoa territory. In connection with our sale of CGP Investments Holdings to Vodafone, we agreed with Vodafone that for a period of three years from completion of the sale, we would not directly or indirectly carry on or become economically interested in, within India, any business carried on in competition with the business as carried on by Hutchison Essar, including the provision of telecommunications services for voice, data or video and/or the establishment and operation or maintenance in India of related infrastructure, facilities or equipment. Specifically excluded from those restrictions, among other things, were operating call centre or data centre services, establishing, owning or leasing, and maintaining and operating, international telecommunications capacity of whatever transmission media outside India and up to any related landing points in India and providing India mobile roaming services to our international customers through agreements with telecommunications operators.

Under our non-competition agreement with Hutchison Whampoa, no party may, without the other party’s prior consent, provide telecommunications services for voice, data and/or video in the other party’s territory, whether between fixed locations and/or moving locations, whether by wireline or wireless means, or establish, operate and maintain related facilities, whether by wireline or wireless means, including conducting the business of reselling such facilities and services. The activities which the parties are free to perform in the other’s territory include limited business activities and portfolio investments.

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

We have agreed to reimburse Hutchison Telecommunications Investment an amount equal to the underwriting commissions deducted from the proceeds of the global offering which was completed in October 2004, and any costs and expenses (including any Hong Kong stamp duty) that may be incurred by Hutchison Telecommunications Investment and other associates of Hutchison Whampoa for the purpose of the restructuring and global offering of our shares that were completed in 2004. The total amount reimbursed was approximately HK$329 million, and has been fully settled.

Option to purchase Hutchison Argentina

We entered into an option agreement dated September 17, 2004 with Ommaney Holdings Limited (formerly named Hutchison Telecommunications Limited), or Ommaney Holdings, under which Ommaney Holdings has granted us the right to require the sale to us, or another entity nominated by us, of all of the Hutchison Whampoa group’s interest in Hutchison Argentina and any rights and obligations of any company within the Hutchison Whampoa group relating to Hutchison Argentina. The option has been granted to us at no cost.

Ommaney Holdings has undertaken not to dispose of its interests in Hutchison Argentina for a period of three years from the date of the agreement subject to its right to wind up or close the Argentine operations. For the first three years from the date of the option agreement, the option is exercisable at a price representing Ommaney Holdings’ cost of investment, plus interest of 8.336% per annum. This three year period is intended to offer us sufficient time to assess whether the Argentine operations, which are currently limited principally to operating a wireless local loop service in the greater Buenos Aires area, are able to align their business strategy into ours in a manner which would make them attractive assets to add to our investment portfolio (wireless local telephony, as distinct from full mobile telecommunications services, operates within the short range of a single base station only and is not something which is in line with our group’s business) and be consistent with the principle of geographical business delineation adopted under our non-competition agreement with Hutchison Whampoa.

After the period of the first three years, the option will be exercisable at a price representing Ommaney Holdings’ cost of investment, plus interest of 8.336% per annum except where Ommaney Holdings receives an offer from a bona fide third party after the three-year moratorium period for the relevant interests held by it in Hutchison Argentina. In such event, we shall have, for so long as Hutchison Whampoa holds at least 30% of our issued share capital, a right of first refusal to purchase all of the Hutchison Whampoa group’s interest in Hutchison Argentina by exercising the option at the same price or, where the third party offers non-cash consideration, a comparable cash amount and on similar terms offered by the third party.

Trust deed between Whampoa Holdings Limited and Ommaney Holdings

Our indirect wholly-owned subsidiary, Whampoa Holdings Limited, entered into a transfer and declaration of trust deed with Ommaney Holdings on September 17, 2004 whereby:

•

Whampoa Holdings Limited transferred to Ommaney Holdings the beneficial interest in shares in Hutchison Argentina representing 90.05% of the issued share capital of, and its rights in respect of irrevocable capital contributions to, this company;

•

Whampoa Holdings Limited declared that it held the legal interest in shares in, and irrevocable capital contribution made to, Hutchison Argentina and all rights and obligations relating to Hutchison Argentina, on trust for us; and

•

Ommaney Holdings undertook to indemnify Whampoa Holdings Limited in respect of any losses, damages or liabilities, and all reasonable costs and expenses arising from or incurred or suffered by it as a result of holding rights and obligations as nominee for, and acting on the instruction of Ommaney Holdings (other than losses, damages, liabilities, costs or expenses arising from or incurred or suffered as a result of Whampoa Holdings Limited’s deliberate or negligent acts or omissions as nominee for Ommaney Holdings).

As nominee for Ommaney Holdings, Whampoa Holdings Limited may be required to transfer to Ommaney Holdings (or its nominee), or otherwise deal with, the shares and irrevocable capital contributions in Hutchison Argentina and all of our interests in and rights and obligations relating to Hutchison Argentina, as Ommaney Holdings may direct. No consideration would be payable to Whampoa Holdings Limited in respect of any such transaction.

Registration rights agreement

We entered into a registration rights agreement on September 24, 2004 with Cheung Kong Holdings, which then held 49.97% of Hutchison Whampoa, and Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa. Under the registration rights agreement, either of Cheung Kong Holdings and Hutchison Telecommunications Investment may from time to time but commencing six months after our listing on the Hong Kong Stock Exchange make a written request to us (i) for registration of all or part of the shares held by such shareholder or its affiliates with the U.S. Securities and Exchange Commission for offer and sale to the public under a registration statement (within the meaning of the Securities Act), or (ii) to cause all or part of the shares held by such shareholder or its affiliates to be listed in any jurisdiction outside the United States wherein such shares are already listed.

In conjunction with the sale of shares representing approximately 19.3% of our then-issued share capital by the Hutchison Whampoa group to Orascom Holding, we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong Holdings and Orascom Telecom Eurasia Limited, or Orascom Eurasia, a subsidiary of Orascom Holding, which replaced the existing registration rights agreement and extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong Holdings to Orascom Eurasia.

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

As of the date of this annual report, none of Cheung Kong Holdings, Hutchison Telecommunications Investment or Orascom Eurasia has made any written request to us under the agreement.

Intellectual property

We conduct our businesses using trademarks with various forms of the Hutchison name (including, but not limited to, HGC, Hutchison Global Communications, Hutchison Telecom, Hutchison, Hutch and 3), as well as domain names incorporating some or all of these trademarks.

We have entered into an intellectual property rights framework agreement with Hutchison International, a subsidiary of Hutchison Whampoa, pursuant to which Hutchison International shall procure certain domain names, trademarks (including but not limited to 3 and Hutch ) and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications business and operations of the relevant members of our group are licensed to our group. Such intellectual property rights are and will continue to be licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant member of our group will bear the appropriate proportion of the total external and internal costs and expenses in connection with brand management and support. In 2006, the costs and expenses charged in connection with the relevant intellectual property rights amounted to approximately HK$2 million (US$0.3 million).

Hutchison Essar and its subsidiaries have individually licensed the Hutch brand from Hutchison 3G Enterprises S.à r.l., or Hutchison 3G Enterprises. Under the license agreements between Hutchison 3G Enterprises and the Hutchison Essar companies, if the aggregate direct and indirect shareholding of Hutchison Whampoa or any one or more subsidiaries of Hutchison Whampoa in a licensee falls below threshold levels of 45%, 40%, 30% and 20%, then upon falling below each such threshold, Hutchison 3G Enterprises is, for a period of 12 months, entitled to terminate the brand license. Following the sale on December 21, 2005 of shares representing approximately 19.3% of our then-issued share capital by the Hutchison Whampoa group to Orascom Holding, Hutchison Whampoa’s aggregate direct and indirect shareholding in Hutchison Essar and its subsidiaries fell below 40%, thus entitling Hutchison 3G Enterprises to terminate the license agreements with those at any time prior to December 21, 2006. No notice of termination was received from Hutchison 3G Enterprises. Hutchison 3G Enterprises has agreed to permit Hutchison Essar to use the Hutch brand for up to three years after the completion of our sale of CGP Investments Holdings to Vodafone.

Provision of data center services

Our subsidiary, Hutchison GlobalCentre Limited, or Hutchison GlobalCentre, currently provides, and will continue to provide, data center services to members of the Hutchison Whampoa group. Such data center services include data center facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services. The relevant member of the Hutchison Whampoa group is required to pay Hutchison GlobalCentre monthly charges in advance for subscription and in arrears for usage of such data center services. The amount of monthly charges and the initial term of duration for the provision of such data center services, which are automatically renewable for successive additional terms unless either party terminates by notification, are separately determined and agreed between the relevant member of the Hutchison Whampoa group and Hutchison GlobalCentre in individual service orders, which are executed as and when such data center services are required. In 2006, the aggregate charges for provision of such services amounted to approximately HK$19 million (US$2.4 million).

Lease and license arrangements

Members of our group, as lessees or licensees, have entered into, and may in the future from time to time renew and enter into, various lease and license arrangements with members of the Hutchison Whampoa group, as landlords or licensors. The lease and license arrangements are in respect of building spaces and other premises for use by members of our group as offices or for other business purposes. In 2006, the aggregate lease and licensing fees paid by the relevant member of our group under these arrangements amounted to approximately HK$57 million (US$7.3 million).

Roaming arrangements

Members of our group have entered into agreements with members of the Hutchison Whampoa group in respect of roaming arrangements, whereby customers of members of our group and the Hutchison Whampoa group may roam on each other’s networks while traveling abroad. In 2006, the total charges for the provision of roaming services, after set-off among the parties, amounted to approximately HK$3 million (US$0.4 million).

Sharing of services

Pursuant to an agreement dated September 24, 2004 between us and Hutchison International, members of our group have been sharing, and will continue to share, with the Hutchison Whampoa group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the Hutchison Whampoa group’s pension, medical and insurance plans, participation in the Hutchison Whampoa group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. Our group will pay a fee to the Hutchison Whampoa group for the provision of such services, which is payable quarterly in arrears and settled within 30 days after receipt of a written invoice from the relevant member of the Hutchison Whampoa group to the relevant member of our group. This agreement expired on December 31, 2006. On November 30, 2006, we entered into a new agreement with Hutchison International pursuant to which certain IT-related services provided under the September 24, 2004 agreement would be provided under the new agreement with effect from January 1, 2006 for a period of one year with automatic renewals on each anniversary for three successive one-year periods unless terminated by either party. On February 26, 2007, we entered into a new agreement with Hutchison International in place of the September 24, 2004 agreement except for certain IT-related services which were covered by the November 30, 2006 agreement. The new agreement went into effect from January 1, 2007 for a term of three years unless terminated by either party. In 2006, the aggregate fees paid by our group for the provision of such services amounted to approximately HK$29 million (US$3.7 million).

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

Hutchison Telecom and Hutchison Global Communications, under their respective bill collection services agreements, are required to pay to Watson an agreed amount of commission per transaction, depending on the number of transactions processed per month, subject to an agreed minimum amount. Each of Hutchison Telecom and Hutchison Global Communications is also responsible for paying any Easy Payment System, or EPS, which is a payment system in Hong Kong equivalent to cash, credit card or Octopus card charges at the rates notified by Watson. In 2006, the aggregate commissions paid by our group for the provision of these services amounted to approximately HK$11 million (US$1.4 million).

Supply of mobile phone equipment and accessories by Hutchison Harbour Ring Limited and/or its subsidiaries.

Hutchison Harbour Ring and its subsidiaries, which are members of the Hutchison Whampoa group, have been supplying handset batteries, chargers, bluetooth accessories and other mobile phone accessories to Hutchison 3GHK Services and Hutchison Telephone. In 2006, the aggregate purchase price paid for the equipment and accessories supplied was approximately HK$4 million (US$0.5 million).

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

In 2006, the aggregate commissions paid by our group for the provision of these services under the retail services agreements amounted to approximately HK$21 million (US$2.7 million).

Global procurement services

Various members of our group have separately entered into cost sharing agreements with the Hutchison Whampoa group pursuant to which members of the Hutchison Whampoa group and members of our group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the business of members of our group. Participation in a particular cost sharing activity is at the discretion of each member of our group which has entered into a cost sharing arrangement. In connection with the performance of obligations of the members of our group under some of the underlying contracts in relation to the global procurement activities, members of the Hutchison Whampoa group have provided guarantees in favor of counterparties thereunder. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities. In addition, the relevant members of our group pay a guarantee fee (where the Hutchison Whampoa group has provided a guarantee) and a management fee to the Hutchison Whampoa group at normal commercial rates. In 2006, the aggregate costs, expenses, guarantee fees and management fees paid by the relevant member of our group under these cost sharing agreements amounted to approximately HK$26 million (US$3.3 million).

Handset supply agreements

On March 27, 2007, each of Hutchison Telephone and Partner entered into handset supply agreements with H3G Procurement Services S.a r.l, or H3G Procurement, a wholly-owned subsidiary of Hutchison Whampoa, pursuant to which each of Hutchison Telephone and Partner may elect to purchase handsets or other devices related to their respective 3G businesses. Any offer of handsets or other devices by H3G Procurement Services to Hutchison Telephone or Partner will be on substantially the same terms and conditions as the terms and conditions offered by the vendors to H3G Procurement Services, other than as to unit prices. Neither Hutchison Telephone or Partner is obligated to purchase any handsets under the agreements with H3G Procurement Services. The term of each agreement is an initial period of three years beginning from January 1, 2007 and thereafter automatically renewed for three successive periods of three years each unless terminated earlier by either party.

Provision of telecommunications and Internet services

Members of our group provide local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, and Internet and web-hosting services to members of the Hutchison Whampoa group. In 2006, the fees charged by our group for the provision of such services amounted to approximately HK$68 million (US$8.7 million).

Provision of mobile telecommunications services

Members of our group provide, mobile telecommunications services, including IDD and roaming services and other value-added services, to members of the Hutchison Whampoa group. The Hutchison Whampoa group is required to pay charges in advance for subscription on a monthly basis and charges in arrears for usage on a monthly basis, pursuant to invoices issued from our group. The provision of such services is terminable by either party at any time by giving 14 days’ prior written notice. In 2006, the fees charged by our group for the provision of such services amounted to approximately HK$22 million (US$2.8 million).

Disposal of Vanda IT Solutions

In July 2006, we sold our wholly-owned subsidiary Vanda IT Solutions, which provided information technology solutions, and loans that we had extended to Vanda IT Solutions and its subsidiaries, to a wholly-owned subsidiary of our largest shareholder, Hutchison Whampoa, for a total cash consideration of HK$105 million (US$13.5 million), subject to adjustments. The purchase price was determined after arms-length negotiations. We continue to provide guarantees in respect of the performance of subsidiaries of Vanda IT Solutions under several third-party financing agreements. We have been counter-indemnified in full for these guarantees by members of the Hutchison Whampoa group.

Financial assistance by the Hutchison Whampoa group to our group

Loans

Historically, our network build-out and operating costs have been financed in part through shareholder loans from the Hutchison Whampoa group. In connection with our restructuring, in September 2004 we issued shares to capitalize outstanding loans from Hutchison Whampoa group companies in the net aggregate amount of HK$20,869 million.

Immediately following the restructuring, the total amount of outstanding debt owed by us to the Hutchison Whampoa group was approximately HK$375 million, which was incurred under a back-to-back loan facility of HK$1,000 million granted by Hutchison International in favor of Hutchison Global Communications Holdings. Under this facility, we assumed the obligations of Hutchison International to provide up to HK$1,000 million to Hutchison Global Communications Holdings, and if a draw is made on this facility by Hutchison Global Communications Holdings, then Hutchison International has agreed to provide a facility to us in the same amount and with the same tenor to our group. All outstanding amounts owed by us to Hutchison International under the loan facility were repaid in full in December 2004.

Guarantees and letters of comfort

Hutchison Whampoa, Hutchison International and Ommaney Holdings have guaranteed outstanding debts owed by our subsidiaries to lenders since 1998. As of December 31, 2006, total borrowings of HK$8,042 million (US$1,034 million) were guaranteed by members of the Hutchison Whampoa group and other related companies in respect of loans to our Thai operations. We provide a counter indemnity to Hutchison Whampoa, Hutchison International and Ommaney Holdings in respect of these guarantees.

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

We have entered into a fee agreement with Hutchison Whampoa, pursuant to which we agree to pay, or will procure that relevant members of our group will pay, fees for the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or its subsidiaries, in respect of third-party borrowings of such relevant members of our group. The fees are charged at normal commercial rates. We have also entered into a counter-indemnity agreement with Hutchison Whampoa, under which we agree to indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group, as the case may be, against any liability incurred by Hutchison Whampoa or any such member of the Hutchison Whampoa group under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings. The total amount of these fees paid by us to the Hutchison Whampoa group in 2006 was HK$95 million (US$12.2 million).

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

Pursuant to this arrangement, on August 5, 2005, Hutchison Telecommunications Investment transferred on our behalf a total of 60,371,099 shares of our company held by it to the connected persons as consideration for those connected persons’ Hutchison Global Communications Holdings shares and share options. As a result, we assumed an aggregate of approximately HK$458.8 million of indebtedness to Hutchison Telecommunications Investment, which we repaid in full on August 8, 2005.

Acquisition of call center from the Hutchison Whampoa group

In January 2006, we entered into an agreement with HCCH, an indirect subsidiary of Hutchison Whampoa, to acquire the entire issued share capital of Hutchison Tele-Services, which, through its wholly owned subsidiary, 3 Global Services, operated a telecommunications call center in India. The total consideration was US$14.2 million. The acquisition was completed in February 2006. Under the terms of the agreement, we granted HCCH a call option to purchase our shares of Hutchison Tele-Services, and HCCH granted us a put option to sell our shares of Hutchison Tele-Services. The India call center provides contact center services to Hutchison 3G UK Limited and Hutchison 3G Australia Pty Limited, both of which are subsidiaries of Hutchison Whampoa.

In September 2006, CGP Investments Holdings and HCCH amended the put and call options relating to the shares of Hutchison Tele-Services so that they related to the call center business of 3 Global Services rather than the shares of Hutchison Tele-Services. However, any options, subscription rights, pre-emptive rights or other similar rights held by 3 Global Services relating to the securities of Hutchison Essar, or any person with a direct or indirect interest in Hutchison Essar, were excluded from the business of 3 Global Services for purposes of the amended put and call options and would not be transferred to HCCH with the call center business. Because of the put and call arrangements that were in place in respect of Hutchison Tele-Service’s shares and then amended to relate to the call center business of 3 Global Services, the financial results from the call center business of 3 Global Services were not incorporated into our 2006 accounts. In this regard, the total consideration paid for the acquisition of Hutchison Tele-Service of US$14.2 million was recorded as a loan to HCCH and bears interest of LIBOR plus 1% per annum. The total interest income receivable from HCCH in 2006 was approximately HK$6 million (US$0.8 million). Hutchison Tele-Services and 3 Global Services are subsidiaries of CGP Investments Holdings and therefore were effectively acquired by Vodafone when Vodafone acquired CGP Investments Holdings from us in May 2007.

Related party transactions with other shareholders

Orascom Holding acquired shares representing approximately 19.3% of our then-outstanding share capital from the Hutchison Whampoa group in December 2005. We have entered into various agreements with Orascom Holding and its subsidiaries as described below.

As described above under “—Related party transactions with Hutchison Whampoa—Registration Rights Agreement,” we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong Holdings and Orascom Eurasia that extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong Holdings to Orascom Eurasia.

On December 21, 2005, we entered into a co-operation agreement with Orascom Holding, pursuant to the parties agreed to cooperate at all levels and make appropriate management team resources available from their respective organizations to achieve commercial, operational and technological synergies.

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

Roaming arrangements with Western Wireless Corporation and its subsidiaries

Members of our group entered into agreements with Western Wireless and its subsidiaries in respect of roaming arrangements, whereby customers of members of our group and of the Western Wireless group may roam on each other’s networks while traveling abroad. Mr. John Stanton, an independent non-executive director of our company, was the chairman and chief executive officer of Western Wireless until 2005.

Agreements with directors

Our non-executive directors receive compensation in the form of directors’ fees and do not receive any other form of compensation, including upon termination. Our executive directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our executive directors which may be terminated by either party giving written notice for periods of notice ranging from three to six months. None of these service contracts provide benefits to our executive directors upon termination. Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors for the year ended December 31, 2006 were approximately HK$45 million (US$5.8 million). For a detailed discussion of the remuneration paid to our directors, see “Directors, Senior Management and Employees—Compensation.”

As of June 15, 2007, options in respect of 27,000,000 of our ordinary shares have been granted in aggregate under our share option plan to persons who are currently directors or alternate directors of our company. All of these options were granted in August 2005. For a more detailed discussion of the share option plan, see “Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

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

India

The sales tax authorities of each of the state governments where Hutchison Essar operates in India have instituted proceedings (or are in the process or completing their assessments with a view to doing so) against Hutchison Essar and its subsidiaries, claiming sales tax is payable in respect of revenues earned from airtime, activation fees and/or monthly subscription fees. The claims up to April 30, 2007 amounted to approximately INR788 million (US$17.7 million). Hutchison Essar has been successful in obtaining court orders restraining any further action by the sales tax authorities pending a final ruling on this matter by the Supreme Court of India. The Supreme Court of India has issued a ruling on similar claims in favour of the telecommunication operators and Hutchison Essar considers that the sales authorities’ claims are without foundation. Hutchison Essar had commenced proceedings to have all such claims dismissed on the basis of the Supreme Court’s ruling. No provision was made by us in our 2006 accounts as we expected Hutchison Essar to be successful in its action for dismissal.

In December 2005, Hutchison Essar entered into a share purchase agreement with BPL Communications Limited, Capital Global Limited and Essar Teleholdings to acquire BPL Mumbai, a licensee for GSM mobile services in the Mumbai telecommunications license area. On July 31, 2006, Hutchison Essar issued a notice to the sellers of BPL Mumbai notifying them that all conditions precedent to completion had been fulfilled and satisfied or waived by Hutchison Essar and called for completion to take place on July 31, 2006. Hutchison Essar had already paid approximately INR 16,000 million (US$359 million) to the sellers, representing substantially all of the purchase price. The sellers failed to undertake completion and on August 1, 2006, the sellers of BPL Mumbai issued a notice to Hutchison Essar purporting to terminate the share purchase agreement. Hutchison Essar subsequently obtained an injunction restraining the sellers of BPL Mumbai from selling or otherwise dealing in the shares of BPL Mumbai until four weeks after constitution of an arbitration panel. The arbitration panel was constituted as of February 5, 2007 and extended the injunction pending its review of the dispute.

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries. Accordingly, any rights or liabilities arising from a final determination on the sales tax and BPL Mumbai proceedings will not accrue to us.

On March 7, 2007 we received a copy of a petition that had been filed by Telecom Watchdog, an Indian non-governmental organization, with the High Court of Delhi in India naming the Indian government, us, Hutchison Essar, and various other Indian parties as respondents. The petition alleged, among other things, that by virtue of our arrangements with certain Indian shareholders of Hutchison Essar, our foreign shareholding in Hutchison Essar was in breach of the Indian regulations governing foreign direct investment. The petition also alleged that we had entered into arrangements with respect to certain Indian shareholders of Hutchison Essar which were benami transactions, meaning they were allegedly transactions in which property is transferred to one person for a consideration paid or provided by another person, and therefore prohibited under Indian law. The petition sought orders of the court that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the foreign direct investment regulations be confiscated. On March 9, 2007 the court adjourned the hearing of the petition indefinitely, noting that the issues raised in the petition were already being considered by competent Indian governmental authorities and directed the authorities to consider the issues raised in the petition as well. The court also declined to require any of the respondents, including us and Hutchison Essar, to respond to the petition.

Subsequent to completion of the sale to Vodafone of CGP Investments Holdings, after the Indian governmental authorities had granted approval of the sale on certain conditions, Telecom Watchdog has sought to revive the petition principally on the ground that it was not satisfied with the decision of the Indian governmental authorities that the shareholding arrangements with respect to certain Indian shareholders of Hutchison Essar were not benami transactions. On May 28, 2007, the court issued notice to all the respondents in the petition to respond within four weeks. The court set a hearing date of August 9, 2007, leaving it open for the respondents to submit arguments as to why the petition should not be revived and should be rejected at the outset. The court also granted permission to Telecom Watchdog to amend the petition in view of the decision of the Indian governmental authorities on the issues raised in the petition subsequent to the original petition being filed. We consider the petition to be without merit and will take all necessary actions to vigorously defend the allegations made against us.

Dividend Distributions

We currently do not have a dividend policy and have not previously paid any dividends on our ordinary shares. On February 22, 2007, we announced that we intend to establish a dividend policy which will be announced when we announce our interim results for the six months ending June 30, 2007.

B. Significant Changes

The following significant changes have occurred since December 31, 2006:

•	In January 2007, Partner was granted a license for the provision of domestic fixed-line telecommunications services in Israel.

•	Also in January 2007, we launched mobile telecommunications services in Vietnam under the brand name “HT Mobile.”

•	In March 2007, we launched mobile telecommunications services in Indonesia under the “3” brand.

•

On May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company which held all of our direct and indirect equity and loan interests in our Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries.

•	On May 22, 2007, we declared a special dividend to shareholders equal to HK$6.75 (US$0.87) per share, or approximately HK$32,230 million (US$4,143 million) in aggregate, payable on June 29, 2007.

•	We were issued a 3G license for Macau with effect from June 5, 2007.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information

The following tables set forth the high and low sales prices per share of our ordinary shares listed on the Hong Kong Stock Exchange and the high and low prices per share of our American Depositary Shares (each representing 15 of our ordinary shares) listed on the New York Stock Exchange for the periods specified.

	HIGH		LOW
	Ordinary Shares	ADSs	Ordinary Shares	ADSs
	(HK$)	(US$)	(HK$)	(US$)
2004:
Fourth Quarter	7.10	13.58	5.20	9.85
2005:
First Quarter	8.80	16.40	6.05	12.25
Second Quarter	8.10	15.65	6.60	13.15
Third Quarter	11.50	22.06	7.55	14.50
Fourth Quarter	11.85	22.25	9.35	18.52
2006:
First Quarter	16.00	26.05	10.60	21.01
Second Quarter	15.20	28.99	10.60	20.71
Third Quarter	14.10	26.97	11.40	22.27
Fourth Quarter	20.25	38.74	13.46	26.07
2007:
First Quarter	20.85	43.00	14.52	27.56
December 2006	20.25	38.74	16.52	32.55
January 2007	20.85	43.00	17.80	35.37
February 2007	19.30	37.26	16.00	30.98
March 2007	16.48	31.55	14.52	27.56
April 2007	16.38	32.09	15.10	29.30
May 2007	17.40	33.18	15.68	30.00

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

A. Share Capital

Not Applicable

B. Memorandum and Articles of Association

Our company is registered in the Cayman Islands (company number CT-133883). Set forth below is a brief summary of certain provisions of our amended and restated Memorandum and Articles of Association adopted on September 3, 2004, as amended on May 5, 2005 and May 8, 2007. This summary does not purport to be complete and is qualified in its entirety by reference to our Memorandum and Articles of Association, which are filed as Exhibits 1.1 and 1.2, respectively, to this annual report on Form 20-F.

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

Members of our board of directors stand for reelection at staggered intervals. One-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third), or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules, are subject to retirement from office by rotation at each annual general meeting. Two of our directors retired by rotation and one of our directors who was appointed by our board in February 2007 also retired at our annual general meeting held on May 8, 2007. All of them were then re-elected at the same annual general meeting.

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

C. Material Contracts

The following material contracts (being contracts not entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years preceding the filing date of this annual report:

1.	Shareholders’ Agreement, dated 27 July 2005, made among PT Asia Mobile, Asia Telecommunication Technology Ltd., CAC Holdings (Netherlands) B.V. and PT Hutchison CP.

2.	Co-operation Agreement dated December 21, 2005 between HTIL and Orascom Holding (an entity that holds approximately 19.2% of our outstanding shares), pursuant to which the parties have agreed to cooperate at all levels and make appropriate management team resources from their respective organizations to achieve the commercial, operational and technological synergies.

3.	Amended and Restated Registration Rights Agreement dated December 21, 2005 between Hutchison Telecommunications Investment, Cheung Kong Holdings, HTIL and Orascom Eurasia, amending and restating the Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment, Cheung Kong Holdings and HTIL, pursuant to which, among other things, Cheung Kong Holdings, Hutchison Telecommunications Investment and Orascom Eurasia may from time to time make a written request of us to register all or part of the shares held by each of them with the SEC for offer and sale to the public under a registration statement.

4.	Side letter dated April 26, 2006 between Hutchison International and HTIL relating to the IPR Framework Agreement dated September 24, 2004 between the same parties.

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

Distributions

Subject to the discussion of the passive foreign investment company (“PFIC”) rules below, distributions paid with respect to the ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder’s ordinary shares. This reduction in a U.S. Holder’s basis in the ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ordinary shares. For taxable years beginning after December 31, 2002 and before January 1, 2011 (provided that certain holding period requirements are met and subject to other conditions and limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains.

Taxable Dispositions

Subject to the discussion of the PFIC rules below, upon a sale, exchange, or other taxable disposition of ordinary shares, a U.S. Holder will generally recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received and (2) the U.S. Holder’s tax basis in the ordinary shares that are disposed of. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the ordinary shares for more than one year. Net long-term capital gain recognized by an individual U.S. Holder is generally subject to taxation at lower rates than short-term capital gain or ordinary income. The deductibility of capital losses is subject to limitations. Any gain generally will be treated as U.S. source income.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

Based on our audited accounts and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year. With respect to our 2007 taxable year, although we do not anticipate becoming a PFIC, the disposition of CGP Investments Holdings to Vodafone and the receipt of the proceeds will cause a significant change in the composition of our assets and income. The receipt of the cash proceeds from the sale of CGP Investments Holdings may cause the average value of our assets producing passive income to equal or exceed 50% for our 2007 and/or 2008 taxable years. The determination of PFIC status is made on an annual basis, and will depend on, among other factors, how we use the sale proceeds, when such use of the sale proceeds occurs, and the availability of a special relief provision under Section 1298(b)(3) of the US Internal Revenue Code of 1986, or the Code, for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business, also known as the change of business exception. To qualify for the change of business exception, which provides relief only for the year of disposition, we would need to satisfy the following conditions: (i) we have never previously been a PFIC; (ii) “substantially all” of the passive income for the year is attributable to proceeds from the disposition of one or more “active trades or businesses” as these terms are used and interpreted under the Code; and (iii) we are not a PFIC for either of the next two taxable years. We are seeking confirmation from the U.S. Internal Revenue Service of our eligibility for the change of business exception with respect to our 2007 taxable year. However, in order to rely on the change of business exception for 2007, we will need to reduce our holdings of assets generating passive income, increase the average value of our non-passive assets, or do both such things so that less than 50% of the average value of our total assets in 2008 and 2009 are passive. If we are found to be a PFIC for 2008 or 2009, then we would be retroactively ineligible for the change of business exception, but may not know and will not be able to inform you of such determination until 2009 or 2010.

If we were classified as a PFIC for any taxable year during which a U.S. Holder holds its shares, such U.S. Holder would be subject to increased tax liability (possibly including an interest charge) upon the sale or other disposition of shares or upon the receipt of certain distributions treated as “excess distributions,” unless such U.S. Holder elected to be taxed currently (as discussed below) on its pro rata portion of our income, regardless of whether such income was actually distributed. An excess distribution generally is any distribution to a U.S. Holder with respect to our shares during a single taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder with respect to our shares during the three preceding taxable years or, if shorter, during the U.S. Holder’s holding period for the shares.

Since our shares are regularly traded on a registered national securities exchange, they would constitute “marketable stock” for purposes of the PFIC rules, and a U.S. Holder would not be subject to the foregoing PFIC rules if such U.S. Holder made a mark-to-market election. After making such an election, the U.S. Holder generally would include as ordinary income each year the excess, if any, of the fair market value of our shares at the end of the taxable year over the U.S. Holder’s adjusted basis in such shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also would be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of the our shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in our shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that we are classified as a PFIC, U.S. Holders are urged to consult their tax advisors regarding the availability of the mark-to-market election, and whether the election would be advisable in their particular circumstances.

The PFIC tax rules outlined above would not apply to a U.S. Holder that elected to have us treated as a “qualified electing fund” or “QEF.” However, U.S. Holders should consult their tax advisors as to the availability and consequences of such an election. In particular, an election to treat an issuer as a QEF will not be available if the issuer does not provide the information necessary to make such an election. We will not provide U.S. Holders with the information necessary to make a QEF election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

Notwithstanding any election made with respect to our shares, dividends received with respect to our shares would not constitute “qualified dividend income” to a U.S. Holder if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “–Distributions.” Instead, such dividends would be subject to tax at ordinary income rates. A U.S. Holder that owns our shares during any year in which we are a PFIC must also file IRS Form 8621.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding our shares if we are considered a PFIC in any taxable year.

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

You may read and copy any materials that we filed or furnished, or will file with or furnish to, the Securities and Exchange Commission at its public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings that we make electronically will be available to the public at www.sec.gov .

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

Foreign currency exposure

The following table sets out our borrowings by currency as a percentage of total borrowings.

	As of December 31,
Currency	2005	2006
	%
Hong Kong dollars	23.5	13.5
Indian Rupees	19.6	37.1
New Israeli Shekels	16.9	10.8
Thai Baht	20.3	5.0
Japanese Yen	6.0	16.7
US dollars	13.6	16.9
Other currencies	0.1	0.0
	100.0	100.0

We operate internationally and are exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, we generally endeavour to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, we might not borrow in the local currency and may instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings.

Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. Foreign currency-denominated borrowings are translated at the contracted swap rates where we have entered into currency swap arrangements. We may use derivative instruments to hedge or adjust our exposures. For example, Japanese yen and US dollar loan and drawings and repayments of our Thailand operations were converted to Thai baht payments through cross currency swaps and forward foreign currency contracts to match currency exposure of the underlying business and thereby hedge against the exchange risk in relation to the Thailand operations’ Japanese yen- and US dollar-denominated borrowings. See note 25 to our accounts. Since most of our borrowings are in the same currencies as those used by the underlying operations, we believe that any potential depreciation of our operating currencies will not have a material adverse effect on our financial condition and results of operations.

Interest rate exposure

Our main interest risk exposures relate to our borrowings which bear interest at floating rates. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. When considered appropriate, we use a combination of interest rate swaps and forward rate agreements to manage our long-term interest rate exposure and exposure to short-term interest rate volatility, respectively. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

We had a currency and interest rate swap arrangement with a bank to swap floating US dollar borrowings with floating rate interest into fixed rate Indian rupees borrowings to match currency and interest rate exposure of the underlying business. The arrangement expired in October 2006. In addition, Partner entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index, or CPI, in respect of CPI-linked notes that had been issued by it. See note 18 to our accounts.

Our financial assets and liabilities as of December 31, 2005 and 2006 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following table summarises the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as at December 31, 2006 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third party borrowings:

	December 31, 2006 Maturities				December 31, 2006
	2007	2008	2009	Thereafter	Total	Fair value
	(HK$ in millions except rates)
Local currency:
Hong Kong Dollars:
Fixed rate	1	2	2	6	11	11
Average weighted rate(1)	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Variable rate	80	5,223	—	—	5,303	5,303
Average weighted rate(1)	4.73%	4.94%	—	—	4.94%	4.94%
Sub-total	81	5,225	2	6	5,314	5,314

Foreign currency:
Thai Baht:
Variable rate(2)	8,588	37	37	19	8,681	8,681
Average weighted rate(1)	6.05%	5.73%	5.73%	5.73%	6.05%	6.05%
Sub-total	8,588	37	37	19	8,681	8,681

Indian Rupees:
Fixed rate	6,499	3,387	4	3	9,893	9,806
Average weighted rate(1)	8.58%	7.01%	25.54%	22.35%	8.05%	8.06%
Variable rate	806	2,156	1,776	—	4,738	4,738
Average weighted rate(1)	8.87%	8.61%	9.69%	—	9.06%	9.06%
Sub-total	7,305	5,543	1,780	3	14,631	14,544

New Israel Shekels:
Variable rate	65	264	1,149	2,780	4,258	4,249
Average weighted rate(1)	5.78%	5.66%	4.52%	4.25%	4.43%	4.43%
Sub-total	65	264	1,149	2,780	4,258	4,249

US Dollars:
Fixed rate	9	559	5	—	573	573
Average weighted rate(1)	7.25%	4.41%	7.25%	—	4.48%	4.48%
Variable rate	—	4,874	4	1,082	5,960	5,960
Average weighted rate(1)	—	6.23%	7.37%	6.21%	6.23%	6.23%
Sub-total	9	5,433	9	1,082	6,533	6,533

Total	16,048	16,502	2,977	3,890	39,417	39,321

(1)	Weighted average rates of the portfolio at the year end.
(2)	Included Japanese yen borrowings of HK$6,578 million (US$846 million ) and US dollar borrowings of HK$131 million (US$16.8 million) which were swapped into Thai baht borrowings as at December 31, 2006.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, our management, including our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer have concluded that as of December 31, 2006, our disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Report on Internal Control over Financial Reporting

Under the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2006. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, or GAAP.

Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorisations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 based upon criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment using those criteria, our management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective.

Management excluded HECL and Spacetel, which were both indirect subsidiaries of ours as of December 31, 2006, from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired in transactions completed during 2006. The aggregate total assets and total revenues of HECL and Spacetel represented approximately 3.4%, and 3.9%, respectively, of the related consolidated financial statements amounts as of and for the year ended December 31, 2006.

The assessment of management as to the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears at p. F-2.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

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

Our board of directors has adopted a Code of Ethics that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. A copy of the Code of Ethics is attached as Exhibit 11 to this annual report and is available from the Corporate Governance section of our website at www.htil.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers is our principal accountant.

Our audit and non-audit services approval policy was approved by our audit committee on July 29, 2005 and amended on December 12, 2006. Under the policy, services proposed to be performed by our independent auditors may be pre-approved if they fall within the scope of services that are permitted to pre-approved under the policy and the fees for these services fall within the applicable limits set forth in the policy. The fees for pre-approved audit services are prescribed by the audit committee on an annual basis. The fees for pre-approved non-audit services must, for each engagement, be less than the limit prescribed by the policy for individual engagements and must, in the aggregate, be less than 5% of the maximum amount prescribed by the audit committee for audit service fees. If any proposed service exceeds the pre-approved fee levels, or if management requires any service from the independent auditors that is not covered by the policy, then the service must be specifically considered and approved by the audit independent auditor may be engaged to provide the service. The total fees for all services are to be presented annually to the audit committee for final approval. None of the engagements of PricewaterhouseCoopers to provide the audit and non-audit services described below were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PricewaterhouseCoopers billed us for the following services in 2005 and 2006:

Nature of the service	2005	2006
	(HK$ millions)	(HK$ millions)
Audit fees	28	74
Audit-related fees	14	13
Tax fees	—	1

Total	42	88

Audit Fees

Audit fees are the aggregate fees billed by our principal accountant for professional services rendered for the audits of our annual accounts, management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting, and performance of other procedures required to be performed for the principal accountant to form an opinion on our consolidated accounts. Other procedures include information systems and procedural reviews and testing performed in order to understand and rely on the internal control systems and consultations relating to the audit and interim review.

Audit-Related Fees

Audit-related fees are the aggregate fees billed by our principal accountant for advisory services fees and generally include support for the interpretation and implementation of new accounting and reporting standards. They also include the reports for compliance with telecommunications regulations and debt obligations. The audit-related fees for 2006 also included the fees of approximately HK$7 million (US$0.9 million) for acting as our reporting accountants to report on financial information of Hutchison Essar relating to a proposed initial public offering of Hutchison Essar.

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

See pages F-1 through F-82.

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

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum of Association, dated September 3, 2004

1.2	Articles of Association, dated September 3, 2004, as amended on May 5, 2005 and May 8, 2007

2.1††	Form of Indenture between Partner Communications Company Ltd. and The Bank of New York, as trustee, including form of note

2.2††	Form of Indenture between Partner Communications Company Ltd. and the Trust Company of Igud Bank Ltd.

4.1†††	Form of Deposit Agreement among Hutchison Telecommunications International Limited, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.2†	Non-Competition Agreement dated September 24, 2004 between Hutchison Telecommunications International Limited and Hutchison Whampoa Limited

4.3†	IPR Framework Agreement dated September 24, 2004 between Hutchison International Limited and Hutchison Telecommunications International Limited

4.4†	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited

4.5†	Counter-Indemnity Agreement dated September 24, 2004 between Hutchison Whampoa Limited and Hutchison Telecommunications International Limited

4.6	Share Option Scheme dated September 17, 2004 of Hutchison Telecommunications International Limited and its group members, as amended on July 12, 2005, February 9, 2006 and May 8, 2007

4.7#†	Marketing Service Agreement dated August 14, 1996 (as amended on April 1, 1997, October 16, 2000 and August 11, 2003) between the Communications Authority of Thailand and Hutchison CAT Wireless Multimedia Company Limited

4.8#†	Lease Agreement dated October 16, 2000 among Communications Authority of Thailand, BFKT (Thailand) Limited and Hutchison CAT Wireless Multimedia Company Limited

4.9†	Hutchison Wireless Shareholders’ Agreement dated October 16, 2000 between Hutchison Telecommunications Investment Limited, GMRP (Thailand) Limited, Tawan Telecom Company Limited, Mr. Prayong Boonsong, Mr. Virat Ovararint and i-Mobile Holdings Company Limited

4.10†	Hutchison CAT Shareholders’ Agreement dated October 14, 1999 and amended October 16, 2000 between Hutchison CAT Wireless Multimedia Company Limited and Communications Authority of Thailand Telecom

4.11†	PKNS (Thailand) Limited Shareholders’ Agreement dated October 16, 2000 between Light Power Telecommunications Limited and DPBB (Thailand) Limited

4.12*	Form of service agreement for management

4.13*	Form of appointment letter for non-executive directors

4.14**	Amended and Restated Registration Rights Agreement dated December 21, 2005, between Hutchison Telecommunications International Limited, Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Orascom Telecom Eurasia Limited

4.15*	Side letter dated April 26, 2006 between Hutchison International Limited and Hutchison Telecommunications International Limited relating to the IPR Framework Agreement dated September 24, 2004

4.16	Shareholders’ Agreement, dated 27 July 2005, made amongst PT Asia Mobile, Asia Telecommunication Technology Ltd., CAC Holdings (Netherlands) B.V. and PT Hutchison CP Telecommunications

4.17*	Co-operation Agreement dated December 21, 2005 between Hutchison Telecommunications International Limited and Orascom Telecom Holding S.A.E.

6	See note 16 to our consolidated accounts for information explaining how earnings (loss) per share information was calculated.

8	List of all subsidiaries (see Item 4.D)

11	Code of Ethics, as amended on August 16, 2006

12.1	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

13	Certification Pursuant to 18 U.S.C. Section 1350

#	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the Securities and Exchange Commission.
†	Previously filed; incorporated by reference to our registration statement on Form F-1 (No. 333-118783).
††	Previously filed; incorporated by reference to the annual report on Form 20-F of Partner Communications Company Ltd (No. 001-14968) for the fiscal year ended December 31, 2004.
†††	Previously filed; incorporated by reference to Citibank, N.A.’s Registration Statement on Form F-6 (File No. 333-119242).
*	Previously filed; incorporated by reference to our annual report on Form 20-F (No. 001-32309).
**	Previously filed; incorporated by reference to Schedule 13D Amendment No. 2 filed jointly on December 27, 2005 by Hutchison Whampoa Limited, Cheung Kong (Holdings) Limited and the other entities specified therein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 26, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Lincoln Pennington
Name:	Tim Lincoln Pennington
Title:	Executive Director and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Hutchison Telecommunications International Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders:

We have completed an integrated audit of Hutchison Telecommunications International Limited’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited (the “Company”) and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2006 in conformity with Hong Kong Financial Reporting Standards. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Hong Kong Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in note 36 to the accounts.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Hutchison Essar Cellular Limited (formerly BPL Mobile Cellular Limited) (“HECL”) and Essar Spacetel Private Limited (“Spacetel”), which were both indirect subsidiaries of the Company as of December 31, 2006, from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired in transactions completed during 2006. The aggregate total assets and total revenues of HECL and Spacetel represent approximately 3.4% and 3.9%, respectively, of the related consolidated financial statements amounts as of and for the year ended December 31, 2006.

PricewaterhouseCoopers

June 12, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2004		2005		2006		2006
		HK$ millions		HK$ millions		HK$ millions		US$ millions
								(Note 35)
Continuing operations:
Turnover	6		14,845		24,356		33,378		4,290
Cost of inventories sold			(1,373)		(2,331)		(2,305)		(296)
Staff costs	8		(1,586)		(2,319)		(2,666)		(343)
Depreciation and amortisation			(3,117)		(4,367)		(5,076)		(652)
Other operating expenses	9		(8,913)		(13,256)		(18,330)		(2,356)

Operating profit / (loss) before disposal of investments and others			(144)		2,083		5,001		643
Profit on disposal of investments and others, net	10		1,300		71		44		6

Operating profit			1,156		2,154		5,045		649
Interest income	11		24		65		121		16
Interest and other finance costs	11		(1,039)		(1,669)		(2,763)		(356)
Share of results of associates	12		338		86		(1)		—

Profit before taxation			479		636		2,402		309
Taxation	13		(185)		(434)		(826)		(106)

Profit for the year from continuing operations			294		202		1,576		203

Discontinued operations:
Loss from discontinued operations	14		(54)		(352)		—		—

Profit / (loss) for the year			240		(150)		1,576		203

Attributable to:
Equity holders of the Company:
- continuing operations			24		(416)		201		26
- discontinued operations			(54)		(352)		—		—

			(30)		(768)		201		26
Minority interest – continuing operations			270		618		1,375		177

			240		(150)		1,576		203

Dividends	15		—		—		—		—

Earnings / (loss) per share from continuing operations attributable to equity holders of the Company:	16
- basic		HK$	0.01	HK$	(0.09)	HK$	0.04	US$	0.01

- diluted		HK$	0.01	HK$	(0.09)	HK$	0.04	US$	0.01

Earnings / (loss) per share attributable to equity holders of the Company:	16
- basic		HK$	(0.01)	HK$	(0.17)	HK$	0.04	US$	0.01

- diluted		HK$	(0.01)	HK$	(0.17)	HK$	0.04	US$	0.01

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

			As at 31 December
	Note		2005	2006	2006
			HK$ millions	HK$ millions	US$ millions
					(Note 35)
ASSETS
Current assets
Cash and cash equivalents			2,436	2,048	263
Restricted cash			1	—	—
Trade and other receivables	17		10,009	10,090	1,297
Stocks			688	436	56
Derivative financial assets	18		9	23	3

Total current assets			13,143	12,597	1,619

Non-current assets
Fixed assets	19		24,591	31,962	4,108
Goodwill	20		9,688	19,571	2,516
Other intangible assets	21		9,182	10,760	1,383
Other non-current assets	22		2,067	3,829	492
Deferred tax assets	23		918	997	128
Interests in associates			2	2	—

Total non-current assets			46,448	67,121	8,627

Total assets			59,591	79,718	10,246

LIABILITIES
Current liabilities
Trade and other payables	24		10,535	13,479	1,732
Borrowings	25		7,690	16,048	2,063
Current income tax liabilities			130	153	20
Derivative financial liabilities	18		116	185	24

Total current liabilities			18,471	29,865	3,839

Non-current liabilities
Borrowings	25		19,002	23,369	3,004
Deferred tax liabilities	23		963	1,075	138
Other non-current liabilities	26		1,333	2,992	384

Total non-current liabilities			21,298	27,436	3,526

Total liabilities			39,769	57,301	7,365

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	27		1,188	1,191	153
Reserves	28		14,982	15,468	1,988

			16,170	16,659	2,141
Minority interest	29	(d)	3,652	5,758	740

Total equity			19,822	22,417	2,881

Total equity and liabilities			59,591	79,718	10,246

Net current liabilities			5,328	17,268	2,220

Total assets less current liabilities			41,120	49,853	6,407

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended 31 December
	Note	2004	2005	2006	2006
		HK$ millions	HK$ millions	HK$ millions	US$ millions
					(Note 35)
Cash flows from operating activities
Profit before taxation		479	636	2,402	309
Adjustments for:
- Interest income	11	(24)	(65)	(121)	(16)
- Interest and other finance costs	11	1,039	1,669	2,763	356
- Depreciation and amortisation	7	3,117	4,367	5,076	652
- Recognition of share-based payments	8	6	109	116	15
- Profit on disposal of investments and others, net	10	(1,300)	(71)	(44)	(6)
- Loss on disposal and impairment of fixed assets	9	144	7	31	4
- Write-off of customer acquisition and retention costs	9	150	99	26	3
- Share of results of associates	12	(338)	(86)	1	—
- Changes in working capital
- Decrease / (increase) in stocks		143	(42)	194	25
- Increase in trade receivables, other receivables and prepayments		(1,081)	(1,099)	(2,029)	(261)
- Decrease / (increase) in short-term receivable from related companies		(85)	(1)	36	5
- Increase in trade and other payables		970	1,581	132	17
- (Decrease) / increase in short-term payable to related companies		(5)	85	(54)	(7)

Cash generated from continuing operations		3,215	7,189	8,529	1,096

Loss for the year from discontinued operations		(54)	(352)	—	—
- Adjustment for depreciation and amortisation		33	16	—	—
- Loss on disposal of discontinued operations		—	336	—	—

Cash used in discontinued operations	14	(21)	—	—	—

Cash generated from operations		3,194	7,189	8,529	1,096
Interest received		24	65	114	14
Interest and other finance costs paid		(892)	(1,756)	(2,242)	(288)
Taxes paid		(82)	(221)	(887)	(114)

Net cash generated from operating activities		2,244	5,277	5,514	708

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

			For the year ended 31 December
	Note		2004	2005	2006	2006
			HK$ millions	HK$ millions	HK$ millions	US$ millions
						(Note 35)
Cash flows from investing activities
Purchases of fixed assets			(5,138)	(4,046)	(7,781)	(1,000)
Upfront and fixed periodic payments for telecommunications licences			(249)	—	(236)	(30)
Additions to customer acquisition and retention costs			(728)	(650)	(485)	(62)
Additions to prepaid capacity and maintenance			—	—	(181)	(23)
Advance payments for network roll out			—	—	(162)	(21)
Non-current loan to a related company			—	—	(110)	(14)
Prepayments for acquisition of subsidiaries			—	(4,011)	(788)	(101)
(Increase) / decrease in long-term deposits			14	(337)	(35)	(5)
Proceeds on disposal of fixed assets			34	16	34	4
Purchases of subsidiaries, net of cash acquired	29	(a)	69	(926)	41	5
Purchase of transmission business	29	(b)	—	—	(124)	(16)
Increase in investment in subsidiaries			—	(477)	(5,259)	(676)
Proceeds on disposal of subsidiaries, net of cash disposed of	29	(c)	—	193	2	—
Proceeds on disposal of partial interest in a subsidiary			1,578	476	—	—

Net cash used in investing activities			(4,420)	(9,762)	(15,084)	(1,939)

Cash flows from financing activities
Net cash flows from financing activities	29	(d)	3,802	4,568	8,073	1,037
Increase in amounts due from related companies			(1,513)	—	—	—
Proceeds from exercise of share options of the Company			—	—	116	15
Proceeds from exercise of share options of a subsidiary			—	—	78	10
Equity contribution from minority shareholders	29	(d)	—	312	1,368	176
Dividend paid to minority shareholders	29	(d)	—	(70)	(266)	(34)
Repayment of loan from minority shareholders	29	(d)	—	—	(188)	(24)
Decrease / (increase) in restricted cash			(4)	9	1	—

Net cash provided by financing activities			2,285	4,819	9,182	1,180

(Decrease) / increase in cash and cash equivalents			109	334	(388)	(51)
Cash and cash equivalents at beginning of year			1,993	2,102	2,436	314

Cash and cash equivalents at end of year			2,102	2,436	2,048	263

Analysis of net debt
Borrowings	25		17,430	26,692	39,417	5,067
Less: cash and cash equivalents			(2,102)	(2,436)	(2,048)	(263)

Net debt			15,328	24,256	37,369	4,804

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	For the year ended 31 December
	2004	2005	2006	2006
	HK$ millions	HK$ millions	HK$ millions	US$ millions
				(Note 35)
Fair value changes arising from business combination	—	1,233	—	—
Currency translation differences	(73)	(467)	321	41
Actuarial gains / (losses) of defined benefit plans	(47)	47	12	2

Net income / (expense) recognised directly in equity	(120)	813	333	43
Profit / (loss) for the year	240	(150)	1,576	203

Total recognised income for the year	120	663	1,909	246

Attributable to:
Equity holders of the Company	(73)	191	277	36
Minority interest	193	472	1,632	210

	120	663	1,909	246

Effect of change in accounting policies:
Equity holders of the Company	—	—	—	—
Minority interest	—	—	—	—

	—	—	—	—

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

1.	General information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 20 March 2007.

2.	Basis of preparation and principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The accounts have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”, which term collectively includes Hong Kong Accounting Standards (“HKAS”) and related interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 4.

As at 31 December 2006, the Group had net current liabilities of HK$17,268 million (2005 – HK$5,328 million). Whilst the Group’s operations have generated cash during the year, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility. The Group expects that it will fund the substantial capital required to build, maintain and operate the telecommunications networks through a combination of cash flow from operating activities, proceeds from the sale of its interests in its Indian business and bank borrowings.

(b)	Changes in accounting policies

In 2006, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations.

Amendment to HKFRS 4	Insurance contracts - financial guarantee contracts
Amendment to HKAS 21	The effects of changes in foreign exchange rates - Net investment in a foreign operation
Amendments to HKAS 39	Financial instruments: recognition and measurement - financial guarantee contracts - cash flow hedges accounting of forecast intra-group transactions - the fair value option
HKFRS Interpretation 4	Determining whether an arrangement contains a lease
HKFRS Interpretation 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(b)	Changes in accounting policies (continued)

The adoption of the amendment to HKFRS 4, amendments to HKAS 39, HKFRS Interpretation 4 and HKFRS Interpretation 5 did not result in substantial changes to the Group’s accounting policies. In summary:

•

The amendments to HKFRS 4 and HKAS 39 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantees issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contracts.

•

The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

•	The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

•

HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 “Leases”.

•

HKFRS Interpretation 5 considers the situation where an entity is expected to incur costs in the future for decommissioning, restoration and/or environmental rehabilitation and contributes to a fund, which will later cover those costs.

The amendment to HKAS 21 relates to circumstances under which a loan from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly in equity. The adoption of the amendment to HKAS 21 has resulted in a change in accounting policy relating to foreign currency translation. The Group’s loans to a subsidiary in Indonesia, which are denominated in US dollars, are regarded as part of net investment in a foreign operation and the exchange differences arising on those loans are recorded directly in equity. The effect of this change on income statement, earnings/(loss) per share, capital and reserves attributable to equity holders of the Company, and the minority interest is summarised below:

(i)	There is no effect on the profit or loss and loss per share for the year ended 31 December 2004 as the loans to the subsidiary in Indonesia were made in 2005.

(ii)	Effect on the profit or loss and loss per share for the year ended 31 December 2005 and cumulative effect on various balance sheet items as at 31 December 2005

		Amendment to HKAS 21
		HK$ millions
Year ended 31 December 2005:
Increase in other operating expenses		9

Decrease in profit for the year		(9)

Increase in loss attributable to equity holders of the Company		(9)

Loss per share – basic	HK$	(0.00)

Loss per share – diluted		N/A

Net assets as at 31 December 2005		—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2005		—
Impact of change in accounting policy on the year ended 31 December 2005
Loss attributable to equity holders of the Company		(9)
Exchange reserve		9

Cumulative impact of change in accounting policy as at 31 December 2005		—

Minority interest as at 31 December 2005		—

Total equity as at 31 December 2005		—

The effect of adoption of the amendment to HKAS 21 is considered not material as at and for the year ended 31 December 2005. Accordingly, no changes have been made to the 2005 comparatives.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(b)	Changes in accounting policies (continued)

(iii)	Effect on the profit or loss and earnings per share for the year ended 31 December 2006 and cumulative effect on various balance sheet items as at 31 December 2006

		Amendment to HKAS 21
		HK$ millions
Year ended 31 December 2006:
Increase in other operating expenses		14

Decrease in profit for the year		(14)

Decrease in profit attributable to equity holders of the Company		(14)

Earnings per share – basic and diluted	HK$	(0.00)

Net assets as at 31 December 2006		—

Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2006		—
Impact of change in accounting policy on the year ended 31 December 2006
Profit attributable to equity holders of the Company		(14)
Exchange reserve		14

Cumulative impact of change in accounting policy as at 31 December 2006		—

Minority interest as at 31 December 2006		—

Total equity as at 31 December 2006		—

At the date of authorisation of these accounts, the following new standards, amendments to standards and interpretations have been issued but are not effective for the year ended 31 December 2006:

HKFRS 7	Financial instruments disclosures
Amendment to HKAS 1	Presentation of financial statements - capital disclosures
HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”
HK(IFRIC) Interpretation 8	Scope of HKFRS 2
HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives
HK(IFRIC) Interpretation 10	Interim reporting and impairment
HK(IFRIC) Interpretation 11	HKFRS 2 – Group and treasury share transactions

The Group did not early adopt any of these new standards, amendments to standards and interpretations. The adoption of these new standards, amendments to standards and interpretations in future periods is not expected to result in substantial changes to the Group’s accounting policies.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(c)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates on the basis set out in Note 2(f) below. Results of subsidiaries and associates acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group‘s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries and associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 2(c) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 31 December 2006 are set forth on page 72.

(e)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority’s interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group’s interest except to the extent that minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group’s interest is allocated all such profits until the minority’s share of losses previously absorbed by the Group has been recovered.

(f)	Associates

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the accounts to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(g)	Business Co-operation Contract

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunication Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and its share of income, if any, from the BCC.

(h)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the accounts of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated accounts are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

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

(ii)	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii)	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(i)	Fixed assets

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

Buildings	20 - 50 years
Telecommunications and network equipment	10 - 35 years
Motor vehicles	4 - 5 years
Office furniture & equipment and computer equipment	3 - 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

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

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

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

(j)	Leased assets

Assets acquired pursuant to finance leases and hire purchase contracts that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the consolidated income statement. All other leases are accounted for as operating leases and the rental payments are charged to the consolidated income statement on a straight-line basis.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

(l)	Other intangible assets

(i)	Telecommunications licences

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

Interest is accreted on the fixed annual fees and charged to interest expense. Variable licence fees are recognised as period costs.

(ii)	Customer acquisition and retention costs

Costs to acquire or retain telecommunications customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 12-18 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is other than indefinite) and impairment losses. Amortisation of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 - 9 years

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortised on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(n)	Asset impairment

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(o)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realised within 12 months after the balance sheet date.

(ii)	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments that the Group has the positive intention and ability to hold to maturity. They are included in non-current assets, except for those with maturities within 12 months after the balance sheet date which are classified as current assets.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

(iv)	Derivative financial instruments

Derivatives that do not qualify for hedge accounting under HKAS 39 are accounted for with the changes in fair value being recognised in the income statement.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

The Group assesses at each balance sheet date whether there is objective evidence that financial assets, loans, receivables, or a group of financial assets is impaired.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(p)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(q)	Restricted cash

Restricted cash represents cash deposited with banks as collateral for the Group’s banking facilities.

(r)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(s)	Trade and other receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(t)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 2(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(u)	Provisions

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(v)	Deferred taxation

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

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(w)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x)	Contingent liabilities

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

A contingent liability is not recognised but is disclosed in the notes to the accounts unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

(y)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or loss and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(y)	Employee benefits (continued)

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

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

(z)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(aa)	Revenue recognition

The Group recognises revenue on the following bases:

a.	Installation and connection fees are recognised on connection of the service.

b.	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

c.	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

d.	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

e.	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

f.	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

(ab)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

2.	Basis of preparation and principal accounting policies (continued)

(ac)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ad)	Increase in proportionate share of subsidiaries

The increase in the Group's proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary's assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary's assets and liabilities is recognised as goodwill or negative goodwill in accordance with Note 2(c) above.

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

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. During the year, the Group recorded an unrealised gain of HK$64 million (2005—unrealised loss of HK$318 million) on translation of these operations’ net assets to the Group’s HK dollar reporting currency, which was reflected as a movement in the Group’s reserves. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist, as described in Note 18.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings which bear interest at floating rates. The Group manages its interest rate exposure with a focus on reducing the Group’s overall cost of debt and exposure to changes in interest rates. When considered appropriate, the Group uses a combination of interest rate swaps and forward rate agreements to manage its long-term interest rate exposure and exposure to short-term interest rate volatility respectively as described in Note 18. As at 31 December 2006, the Group’s borrowings which bear interest at floating rates amounted to approximately HK$28,940 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

3.	Financial risk management (continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis. For deposits with banks and financial institutions, only accredited banks and financial institutions are accepted.

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments via major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The maximum exposure to credit risk at the reporting date is the fair value of each class of cash and cash equivalents and receivables.

(iv)	Cash management and funding

Prudent liquidity risk management includes maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines.

(b)	Fair value estimation

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

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

4.	Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 3, 20, 26(b) and 27(b) contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefits obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

4.	Critical accounting estimate and judgements (continued)

(a)	Critical accounting estimates and assumptions (continued)

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at 31 December 2006, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$26,786 million. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

During the year ended 31 December 2005, the Directors evaluated the useful lives for mobile telecommunications network assets within India, through careful consideration with regards to expected usage, expected wear-and-tear, potential for technical obsolescence and any future legal limitations to usage of the assets. Further, the Directors carefully considered the historical experience with similar assets in determining the estimated useful life, as well as taking into account anticipated technological or other changes. As a result of this reassessment, the Directors concluded that the useful lives of these network assets should be extended from 9.67 years to 15 years. The Directors consider this to be a change in accounting estimate and have therefore accounted for the change prospectively from 1 January 2005. The effect of this change in accounting estimate is to decrease the depreciation charge for the year ended 31 December 2005 by HK$360 million, to increase the deferred tax charge for the year ended 31 December 2005 by HK$248 million, and to decrease the loss attributable to equity holders of the Company for the year ended 31 December 2005 by HK$60 million. For the years ended 31 December 2006 and 2007, annual depreciation expense of these network assets has been decreased by HK$343 million and will be decreased by HK$298 million respectively.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgement is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgement is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. As at 31 December 2006, the non-current assets which are subject to asset impairment review amounted to approximately HK$66,124 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

4.	Critical accounting estimate and judgements (continued)

(b)	Critical judgements in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carryforwards. The assumptions regarding future profitability of various subsidiaries and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2006, we had recognised HK$997 million (2005 - HK$918 million) in deferred tax assets.

5.	Business combinations

(a)	Acquisition of BPL Mobile Cellular Limited, subsequently renamed Hutchison Essar Cellular Limited (“HECL”)

On 2 January 2006, Hutchison Essar Limited (“Hutchison Essar”), a subsidiary of the Company in India, completed the acquisition of 100% shareholding in HECL, which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India, for a consideration of INR11,440 million (approximately HK$1,964 million). Additionally, the Company agreed to assume the indebtedness owed to HECL by BPL Communications Limited (“BPL”), the sole shareholder of HECL prior to the acquisition.

Details of net liabilities acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	1,964
Less: fair value of net liabilities acquired – shown as below	2,664

Goodwill	4,628

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	874	1,405
Other intangible assets - telecommunications licence	264	689
Other intangible assets - brand name and customer base	108	—
Cash and cash equivalents	40	40
Stocks	3	3
Trade and other receivables	259	259
Trade and other payables	(974)	(959)
Borrowings	(3,238)	(3,238)

Net liabilities acquired	(2,664)	(1,801)

The goodwill is attributable to the premium paid for acceleration of the business into the three licence areas of Maharashtra, Tamil Nadu and Kerala in India.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

5.	Business combinations (continued)

(b)	Acquisition of transmission business of Med-1 I.C.1 (1999) Ltd. (“Med-1”)

On 3 July 2006, Partner Communications Company Ltd. (“Partner”), a subsidiary of the Company in Israel, completed the acquisition of the transmission business of Med-1 for a consideration of NIS71 million (approximately HK$124 million). Med-1 is a private company that established a fibre-optic network, a national communication infrastructure deployed throughout Israel, and holds a licence from the Ministry of Communications to supply communication infrastructure services to Israeli companies. This market has a regulatory barrier – its participants have to receive a licence from the Ministry of Communications in Israel to supply communication infrastructure.

Details of net assets acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	124
Less: fair value of net assets acquired – shown as below	(169)

Negative goodwill recognised directly in the income statement (Note 10)	(45)

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	137	246
Other intangible assets - customer base	48	—
Deferred tax liabilities	(16)	—

Net assets acquired	169	246

Partner has negotiated a price which was lower than the fair value of the net assets acquired determined based on the valuation performed by an independent consulting firm, and recognised negative goodwill of HK$45 million (Note 10(iii)), being the excess of the net assets acquired over the purchase consideration, directly in the income statement. The negative goodwill resulted from Med-1 operating in a highly competitive market and lacking the economy of scale enjoyed by its competitors. In addition, Med-1 was limited in its ability to dispose of its transmission business due to the regulatory barrier pertaining to the industry in which it operates.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

5.	Business combinations (continued)

(c)	Acquisition of Essar Spacetel Private Limited (“Spacetel”)

On 5 October 2006, Hutchison Essar completed the acquisition of 100% shareholding in Spacetel, a company that had licence applications for the licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir. In December 2006, Hutchison Essar received licences from the Department of Telecommunications of India for six of the licence areas, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir.

Details of net liabilities acquired and goodwill are as follows:

HK$ millions
Purchase consideration (cash paid)	43
Less: fair value of net liabilities acquired – shown as below	10

Goodwill	53

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Book value
	HK$ millions	HK$ millions
Fixed assets	32	32
Cash and cash equivalents	1	1
Trade and other receivables	3	3
Trade and other payables	(46)	(46)

Net liabilities acquired	(10)	(10)

The goodwill is attributable to the premium paid for acceleration of the business into the remaining seven licence areas of Madhya Pradesh, North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir where Hutchison Essar is not presently operating.

(d)	Impact of business combinations

The business combinations which occurred during the year ended 31 December 2006 ((a) to (c) above) contributed turnover of HK$1,326 million and loss for the period of HK$279 million to the Group. Had the business combinations occurred on 1 January 2005, the results of the Group, which are prepared for information purposes only and do not purport to be indicative of future operating results, would have been as follows:

	2005		2006
	HK$ millions		HK$ millions
Turnover from continuing operations		25,060		33,392

Profit / (loss) for the year from continuing operations		(429)		1,540

Profit / (loss) attributable to equity holders of the Company
– continuing operations		(753)		179

Earnings / (loss) per share from continuing operations attributable to equity holders of the Company:
– basic	HK$	(0.16)	HK$	0.04

– diluted	HK$	(0.16)	HK$	0.04

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

6.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	2004	2005	2006
	HK$ millions
Mobile telecommunications services	11,743	20,986	29,271
Mobile telecommunications products	401	651	1,450
Fixed-line telecommunications services	1,870	2,204	2,406
Other non-telecommunications businesses	831	515	251

	14,845	24,356	33,378

7.	Segment information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further subdivided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations (see Note 14 for information on discontinued operations). The segment information on turnover, operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2004
	Hong Kong and Macau			India	Israel	Thailand	Others*	Total
	Mobile	Fixed-line	subtotal
	HK$ millions
Turnover	3,714	1,870	5,584	7,093	—	1,219	949	14,845
Operating costs	(3,352)	(1,200)	(4,552)	(4,892)	—	(1,452)	(976)	(11,872)
Depreciation and amortisation	(886)	(476)	(1,362)	(857)	—	(846)	(52)	(3,117)

Operating (loss) / profit before disposal of investments and others	(524)	194	(330)	1,344	—	(1,079)	(79)	(144)
Profit on disposal of investments and others, net	—	1,300	1,300	—	—	—	—	1,300

Operating profit / (loss)	(524)	1,494	970	1,344		(1,079)	(79)	1,156

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(67)	—	(67)	—	—	(83)	—	(150)

Provision for trade receivables	2	(61)	(59)	(67)	—	(22)	(5)	(153)

Impairment loss on fixed assets	(142)	—	(142)	—	—	—	—	(142)

Share-based payments	—	(6)	(6)	—	—	—	—	(6)

Total assets	8,926	8,183	17,109	14,298	—	5,952	3,361	40,720

Total liabilities	(6,331)	(919)	(7,250)	(7,926)	—	(8,836)	(1,842)	(25,854)

Capital expenditures on
- fixed assets	557	704	1,261	2,463	—	876	58	4,658

- other intangible assets	433	—	433	128	—	299	117	977

*	“Others” segment as at and for the year ended 31 December 2004 is comprised of Sri Lanka, Ghana, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

7.	Segment information (continued)

	As at and for the year ended 31 December 2005
	Hong Kong and Macau			India	Israel	Thailand	Others*	Total
	Mobile	Fixed-line	subtotal
	HK$ millions
Turnover	3,837	2,204	6,041	9,996	6,612	1,045	662	24,356
Operating costs	(3,068)	(1,508)	(4,576)	(6,759)	(4,631)	(1,060)	(880)	(17,906)
Depreciation and amortisation	(1,189)	(618)	(1,807)	(797)	(1,149)	(529)	(85)	(4,367)

Operating profit / (loss) before disposal of investments and others	(420)	78	(342)	2,440	832	(544)	(303)	2,083
Profit / (loss) on disposal of investments and others, net	—	—	—	76	(5)	—	—	71

Operating profit / (loss)	(420)	78	(342)	2,516	827	(544)	(303)	2,154

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(26)	—	(26)	—	—	(73)	—	(99)

Provision for trade receivables	(3)	(31)	(34)	(242)	(2)	(3)	—	(281)

Share-based payments	—	(18)	(18)	—	(38)	—	(53)	(109)

Total assets	8,117	10,785	18,902	20,363	11,746	5,057	3,523	59,591

Total liabilities	(6,386)	(1,245)	(7,631)	(10,873)	(6,814)	(8,905)	(5,546)	(39,769)

Capital expenditures on
- fixed assets	415	425	840	2,744	531	282	321	4,718

- other intangible assets	477	98	575	—	—	75	—	650

*	“Others” segment as at and for the year ended 31 December 2005 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

7.	Segment information (continued)

	As at and for the year ended 31 December 2006
	Hong Kong and Macau			India	Israel	Thailand	Others*	Total
	Mobile	Fixed-line	subtotal
	HK$ millions
Turnover	4,199	2,406	6,605	15,455	9,796	1,017	505	33,378
Operating costs	(2,850)	(1,532)	(4,382)	(10,555)	(6,617)	(960)	(787)	(23,301)
Depreciation and amortisation	(1,102)	(615)	(1,717)	(1,272)	(1,471)	(558)	(58)	(5,076)

Operating profit / (loss) before disposal of investments and others	247	259	506	3,628	1,708	(501)	(340)	5,001
Profit on disposal of investments and others, net	—	—	—	—	44	—	—	44

Operating profit / (loss)	247	259	506	3,628	1,752	(501)	(340)	5,045

Other non-cash items included in income statement:
Write-off of customer acquisition and retention costs	(26)	—	(26)	—	—	—	—	(26)

Provision for trade receivables	(1)	(36)	(37)	(194)	(54)	(17)	(5)	(307)

Share-based payments	(20)	(19)	(39)	—	(39)	—	(38)	(116)

Impairment on fixed assets	(16)	—	(16)	—	—	—	—	(16)

Total assets	7,986	10,794	18,780	38,172	12,795	5,072	4,899	79,718

Total liabilities	(7,291)	(6,161)	(13,452)	(24,105)	(6,885)	(10,562)	(2,297)	(57,301)

Capital expenditures on
- fixed assets	284	466	750	7,016	848	112	393	9,119

- other intangible assets	453	32	485	9	1	—	1,341	1,836

*	“Others” segment as at and for the year ended 31 December 2006 is comprised of Sri Lanka, Ghana, Indonesia, Vietnam, Corporate as well as the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

8.	Staff costs

	2004	2005	2006
	HK$ millions
Wages and salaries	1,430	2,117	2,339
Termination benefits	89	72	49
Pension costs
- defined benefits plans (Note 26(b)(i))	36	(18)	12
- defined contribution plans	25	39	36
Share-based payments
- equity settled	6	109	116
- cash settled (Note (i) and Note 24)	—	—	114

	1,586	2,319	2,666

Note (i):	On 27 September 2006, Hutchison Essar approved the adoption of the Performance Bonus Right Plan (“PBRP”), an employee retention plan which aims to reward and provide incentives to the prescribed classes of participants who may contribute to the growth and development of Hutchison Essar. The PBRP was subsequently approved by the shareholders of Hutchison Essar at an Extraordinary General Meeting held on 20 October 2006. The PBRP provides the prescribed classes of participants of Hutchison Essar, on each of the vesting dates over a period from January 2007 to April 2009, with the right to receive a cash value equal to the difference between the base price as defined in the PBRP and the exercise price on each vesting date determined based on the EBITDA multiples of two identified major listed telecommunications companies in India, and capped at pre-determined valuations of Hutchison Essar. The unvested balance would be carried over to the next vesting period and may be exercised at the option of the employees at the rate prevailing at the next vesting date or a similar choice would apply. The PBRP will be aborted if there is an initial public offering of Hutchison Essar before any vesting, and the regular Hutchison Essar employee stock option plan (“ESOP”) would prevail; any exercise under the PBRP will result in a corresponding reduction in the share options granted to that employee under ESOP.

The fair value of the PBRP is measured at the cash value expected to be settled at each vesting date, and is recorded over the expected vesting period with a corresponding amount recognised as share-based payment liabilities included in current liabilities. These liabilities are reduced when the employees at each vesting date take the option to receive cash. The related expenses of HK$114 million for the year ended 31 December 2006 is recorded in staff costs, and the carrying amount of the liabilities of HK$114 million is recorded as share-based payment liabilities (see Note 24) as at 31 December 2006.

(a)	Directors’ emoluments

	Year ended 31 December 2004
Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contributions	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.28	—	—	—	—	0.28
CHOW WOO Mo Fong, Susan	0.28	—	—	—	—	0.28
Frank John SIXT	0.27	—	—	—	—	0.27
Dennis Pok Man LUI	0.21	3.63	8.60	0.26	—	12.70
Tim Lincoln PENNINGTON	0.21	2.52	1.38	0.40	—	4.51
CHAN Ting Yu	0.21	2.95	2.04	0.19	—	5.39
KWAN Kai Cheong *	0.19	—	—	—	—	0.19
John W STANTON *	0.19	—	—	—	—	0.19
Kevin WESTLEY *	0.19	—	—	—	—	0.19

	2.03	9.10	12.02	0.85	—	24.00

*	Mr. Kwan Kai Cheong, Mr. John W. Stanton and Mr. Kevin Westley were appointed as directors of the Company on 23 August 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

8.	Staff costs (continued)

(a)	Directors’ emoluments (continued)

	Year ended 31 December 2005
Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contributions	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.39	—	—	—	—	0.39
Dennis Pok Man LUI	0.27	3.52	10.00	0.27	9.40	23.46
Tim Lincoln PENNINGTON	0.27	3.47	2.48	0.56	3.48	10.26
Frank John SIXT	0.31	—	—	—	—	0.31
Naguib SAWIRIS (a)	0.01	—	—	—	—	0.01
Aldo MAREUSE (a)	0.01	—	—	—	—	0.01
KWAN Kai Cheong	0.63	—	—	—	—	0.63
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.63	—	—	—	—	0.63
CHOW WOO Mo Fong, Susan (b)	0.31	—	—	—	—	0.31
CHAN Ting Yu (c)	0.26	2.85	2.45	0.20	3.48	9.24
WOO Chiu Man, Cliff (d)	0.22	2.19	2.16	0.14	2.44	7.15
NARDI, Kar Wai Agnes (e)	0.10	2.85	2.00	0.19	2.78	7.92

	3.96	14.88	19.09	1.36	21.58	60.87

Note (a)	Mr. Naguib Sawiris and Mr. Aldo Mareuse were appointed as directors of the Company on 21 December 2005.
Note (b)	Mrs. Chow Woo Mo Fong, Susan resigned as director of the Company and was appointed as alternate director of Mr. Fok Kin-ning, Canning on 21 December 2005.
Note (c)	Mr. Chan Ting Yu resigned as director of the Company and was appointed as alternate director of Mr. Dennis Pok Man Lui on 21 December 2005.
Note (d)	Mr. Woo Chiu Man, Cliff was appointed as director of the Company on 8 March 2005; resigned as director of the Company and was appointed as alternate director of Mr. Tim Pennington on 21 December 2005.
Note (e)	Ms. Nardi, Kar Wai Agnes was appointed as director of the Company on 4 August 2005; resigned as director of the Company and was appointed as alternate director of Mr. Frank John Sixt on 21 December 2005.

	Year ended 31 December 2006
Name of Director	Fees	Basic salaries, allowance and benefits-in-kind	Bonus	Provident fund contributions	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
Dennis Pok Man LUI	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

No emoluments were paid to any directors as inducements to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2004, 2005 and 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

8.	Staff costs (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest are as follows:

	2004	2005	2006
	Number of individual	Number of individual	Number of individual
Directors of the Company	2	2	2
Non-directors of the Company
Executive of the Company	1	—	1
Directors of certain subsidiaries of the Company	2	3	2

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:

	2004	2005	2006
	HK$ millions
Basic salaries, allowances and benefits-in-kind	9	8	9
Bonuses	8	11	14
Provident fund contributions	1	1	1
Share-based payments	—	13	11

	18	33	35

The emoluments of the above mentioned individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2004	2005	2006
	Number of individual	Number of individual	Number of individual
HK$5,000,001 — HK$5,500,000	1	—	—
HK$6,000,001 — HK$6,500,000	1	—	—
HK$7,000,001 — HK$7,500,000	1	—	—
HK$9,500,001 — HK$10,000,000	—	1	—
HK$10,500,001 — HK$11,000,000	—	1	2
HK$12,500,001 — HK$13,000,000	—	1	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2004, 2005 and 2006.

9.	Other operating expenses

	2004	2005	2006
	HK$ millions
Cost of services provided	4,989	8,673	11,668
General administrative and distribution costs	1,857	2,087	4,265
Impairment loss on fixed assets	142	—	16
Loss on disposal of fixed assets	2	7	15
Write-off of customer acquisition and retention costs	150	99	26
Operating leases in respect of
- buildings	540	729	919
- hire of plant and machinery	453	458	441
Auditors’ remuneration	20	34	74
Provision for trade receivables	153	281	307
Exchange (gain) / loss	(79)	18	(9)
Others	686	870	608

	8,913	13,256	18,330

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

10.	Profit on disposal of investments and others, net

	2004	2005	2006
	HK$ millions
Net (loss) / profit on partial disposal of subsidiaries	1,300	44	(1)
Negative goodwill on additional equity interests in a subsidiary acquired	—	27	—
Negative goodwill on acquisition of transmission business	—	—	45

	1,300	71	44

(i)	Year ended 31 December 2004

During the year ended 31 December 2004, the Group, by way of a share placement, disposed of approximately 26.5% equity interest in a subsidiary, Hutchison Global Communications Holdings Limited, for a cash consideration of approximately HK$1,578 million and recorded a profit on partial disposal of a subsidiary of approximately HK$1,300 million.

(ii)	Year ended 31 December 2005

During the period from 20 April 2005 (the deemed acquisition date) to 31 December 2005, the Group’s shareholding in Partner was diluted by approximately 0.4% to 51.8% following the exercise of share options held by Partner’s option holders, and recorded a loss on partial disposal of a subsidiary of approximately HK$5 million.

On 30 June 2005, Essar Teleholding Limited (“ETH”), a shareholder of Hutchison Essar exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited, both of which are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million.

In December 2005, ETH transferred to UMT approximately 0.57% of the issued share capital of Hutchison Essar. Such transfer was effected in consideration of certain promises including the waiver of all purchase rights in respect of the shares of Hutchison Essar comprising approximately 3.16% of the issued share capital of Hutchison Essar previously owned by Max Telecom Ventures Limited, a shareholder of Hutchison Essar. In this connection, the fair value of the 0.57% equity interest in Hutchison Essar, being the negative goodwill arising from the acquisition of the 0.57% additional equity interest in Hutchison Essar, amounted to approximately HK$27 million and was recognised directly in the consolidated income statement for the year ended 31 December 2005.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$71 million for the year ended 31 December 2005.

(iii)	Year ended 31 December 2006

During the year ended 31 December 2006, the Group’s shareholding in Partner was diluted by approximately 0.7% to 51.1% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million.

In July 2006, Partner completed the acquisition of the transmission business of Med-1 and recorded negative goodwill of HK$45 million (see Note 5(b)).

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited (“VISS”) for a consideration of HK$105 million to a wholly owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$44 million for the year ended 31 December 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

11.	Interest and other finance costs, net

	2004	2005	2006
	HK$ millions

Interest income	24	65	121

Interest and other finance costs
Bank loans	393	911	1,496
Other loans repayable within 5 years	71	37	628
Other loans not wholly repayable within 5 years	1	1	18
Obligations under finance leases	—	3	3
Notes and debentures repayable within 5 years	58	3	—
Notes and debentures not wholly repayable within 5 years	—	359	139
Amounts due to related companies	178	92	—
Notional non-cash interest accretion (Note)	147	149	287
Guarantee and other finance fees	219	206	210
Net exchange loss on borrowings	—	—	16

	1,067	1,761	2,797
Less: interest capitalised	(28)	(5)	(129)

	1,039	1,756	2,668
Fair value loss / (gain) on derivative instruments:
Currency swap	—	(4)	9
Cross-currency interest rate swap	—	(5)	4
Forward foreign exchange contracts	—	(78)	82

	1,039	1,669	2,763

Interest and other finance costs, net	1,015	1,604	2,642

Capitalisation rate applied to funds borrowed for the funding of assets	1.9% -6.6%	2.2% -4.6%	4.8% -7.5%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the balance sheet such as licence fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

12.	Share of results of associates

	2004	2005	2006
	HK$ millions
Share of profits less losses of associates	738	173	(1)
Share of interest and other finance costs of associates	(186)	(40)	—
Share of taxation charge of associates	(214)	(47)	—

	338	86	(1)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

13.	Taxation

	Year ended 31 December 2004			Year ended 31 December 2005			Year ended 31 December 2006
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong	4	102	106	31	6	37	(2)	—	(2)
Outside Hong Kong	101	(22)	79	198	199	397	898	(70)	828

	105	80	185	229	205	434	896	(70)	826

Hong Kong profits tax has been provided for at the rate of 17.5% (2005 — 17.5%, 2004 — 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge / (credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

	2004	2005	2006
	HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	(146)	1,143	619
Income not subject to taxation	(202)	(803)	(278)
Expenses not deductible for taxation purposes	156	126	115
Recognition of previously unrecognised tax losses of subsidiaries	(268)	(729)	(693)
(Over) / under provision in prior year	2	22	(21)
Tax losses not recognised	643	673	1,084
Effect of change in tax rate	—	2	—

Total taxation charge	185	434	826

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

The tax holiday benefits and effect on earnings per share for the years were as follows:

	2004	2005	2006
Tax holiday benefits (HK$ millions)	212	474	577

Earnings per share – basic (HK$ per share)	0.05	0.10	0.12

Earnings per share – diluted (HK$ per share)	0.05	0.10	0.12

The tax holiday benefits arose principally from the Company’s Indian mobile telecommunications operation and will expire in 2011.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

14.	Loss from discontinued operations

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary of América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was completed on 14 July 2005. In this connection, the Group’s mobile operations in Paraguay were presented as discontinued operations in accordance with HKFRS 5 “Non-current Assets held for Sale and Discontinued Operations” and being excluded from the “others” segment of the segment information presented in Note 7.

An analysis of the result of the discontinued operations, and the loss on disposal of discontinued operations, is as follows:

	2004	2005	2006
	HK$ millions
Turnover	115	60	—
Cost of inventories sold	(27)	(11)	—
Staff costs	(17)	(9)	—
Depreciation and amortisation	(33)	(16)	—
Other operating expenses	(92)	(40)	—

Operating loss and loss before taxation	(54)	(16)	—
Taxation charge	—	—	—

Loss of discontinued operations	(54)	(16)	—
Loss on disposal of discontinued operations	—	(336)	—

Loss from discontinued operations	(54)	(352)	—

Cash flows used in operating activities	(21)	—	—
Cash flows generated from / (used in) investing activities	(19)	190	—

Total cash flows	(40)	190	—

The information on the basic and diluted loss per share for the discontinued operations is presented in Note 16.

15.	Dividends

The Company did not declare any dividends for the years ended 31 December 2004, 2005 and 2006.

As at 31 December 2006, the Group had consolidated accumulated losses of HK$6,915 million (2005 – HK$7,114 million), representing accumulated losses in a majority of the Company’s subsidiaries. Under the Company’s HK$9 billion credit facility with a group of international banks (Note 25), the Company is restricted in its ability to pay dividends. As at 31 December 2006, HK$5,180 million (2005 – HK$4,858 million) was outstanding under this facility.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed.

Certain of the Company’s subsidiaries in Hong Kong and India have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong and India are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholder to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

16.	Earnings / (loss) per share

Basic

Basic earnings / (loss) per share is calculated by dividing the profit / (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2004	2005	2006
Weighted average number of shares in issue	4,500,000,000	4,602,460,429	4,754,324,568

Profit / (loss) from continuing operations attributable to equity holders of the Company (HK$ millions)	24	(416)	201

Basic earnings / (loss) per share from continuing operations (HK$ per share)	0.01	(0.09)	0.04

Loss from discontinued operations attributable to equity holders of the Company (HK$ millions)	(54)	(352)	—

Basic loss per share from discontinued operations (HK$ per share)	(0.01)	(0.08)	N/A

Profit / (loss) attributable to equity holders of the Company (HK$ millions)	(30)	(768)	201

Basic earnings / (loss) per share attributable to equity holders of the Company (HK$ per share)	(0.01)	(0.17)	0.04

Diluted

Diluted earnings / (loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2004	2005	2006
Weighted average number of shares in issue	4,500,000,000	4,602,460,429	4,754,324,568
Adjustment for share options (Note)	—	—	18,239,878

Weighted average number of shares for diluted earnings / (loss) per share	4,500,000,000	4,602,460,429	4,772,564,446

Diluted earnings / (loss) per share from continuing operations (HK$ per share)	0.01	(0.09)	0.04

Diluted loss per share from discontinued operations (HK$ per share)	(0.01)	(0.08)	N/A

Diluted earnings / (loss) per share attributable to equity holders of the Company (HK$ per share)	(0.01)	(0.17)	0.04

Note:	There were no potential ordinary shares as at 31 December 2004. The conversion of all potential ordinary shares arising from share options granted by the Company would have an anti-dilutive effect on the loss per share for the year ended 31 December 2005. Accordingly, the weighted average number of shares were not adjusted for the year ended 31 December 2004 and 2005 for computing the diluted earnings / (loss) per share.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

17.	Trade and other receivables

	Note		2005	2006
			HK$ millions
Trade receivables			4,087	4,472
Less: provision for trade receivables	(a	)	(822)	(909)

Trade receivables, net of provision	(a	)	3,265	3,563
Other receivables and prepayments	(b	)	6,658	6,477
Receivables from related companies (Note 33(iii))			86	50

			10,009	10,090

(a)	Trade receivables, net of provision

	2005	2006
	HK$ millions
The ageing analysis of the trade receivables, net of provision for trade receivables is as follows:
Current	2,442	2,212
31-60 days	347	648
61-90 days	161	173
Over 90 days	315	530

	3,265	3,563

Analysis of provision for trade receivables is as follows:

	2005	2006
	HK$ millions
At the beginning of year	639	822
Relating to subsidiaries acquired	158	54
Relating to subsidiaries disposed of	—	(33)
Charge to other operating expenses	281	307
Write-off during the year	(237)	(294)
Exchange translation differences	(19)	53

At end of year	822	909

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(b)	Other receivables and prepayments

	2005	2006
	HK$ millions
Consideration paid in advance for the acquisition of:
— HECL and BPL Mobile Communications Limited	3,967	2,820
— Spacetel	44	—

	4,011	2,820
Others (Note)	2,647	3,657

	6,658	6,477

Note:	Others comprised, inter alia utilities and sundry deposits, prepaid expenses, prepayment to suppliers, and taxes and duties receivable in India.

During the year ended 31 December 2006, the Group completed the acquisition of 100% shareholding in HECL and Spacetel. (Notes 5(a) and 5(c)).

Credit risk associated with the other receivables and prepayments is considered minimal as the amount is refundable in nature if not being utilised. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables and prepayments mentioned above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

18.	Derivative financial assets and liabilities

(a)	Derivative financial assets

	2005	2006
	HK$ millions
Currency swap	—	13
Forward foreign exchange contracts	8	10
Cross currency interest rate swap	1	—

	9	23

(b)	Derivative financial liabilities

	2005	2006
	HK$ millions
Currency swap	107	145
Forward foreign exchange contracts	9	40

	116	185

As at 31 December 2006, the Group has currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million (2005 - currency swap arrangements of JPY24,195 million or HK$1,595 million) and US dollar borrowings of US$17 million or HK$131 million (2005 – US$22 million or HK$175 million) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index ("CPI") in respect of CPI-linked notes issued by Partner.

As at 31 December 2005, the Group has a currency and interest rate swap arrangement with a bank to swap floating US dollar borrowings of US$80 million of floating rate at LIBOR + 0.4% per annum into fixed rate Indian Rupees borrowings of INR3,658 million at 4.3% per annum to match currency and interest rate exposure of the underlying business. The arrangement expired in October 2006.

The derivative financial assets and liabilities mentioned above are classified as financial assets at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

19.	Fixed assets

The movement of fixed assets for the year ended 31 December 2005 is as follows:

	Buildings	Telecommunications and network equipment	Construction in progress	Others	Total
	HK$ millions

Cost
As at 1 January 2005	191	24,899	1,257	4,352	30,699
Additions – continuing operations	—	1,147	3,116	455	4,718
Additions – discontinued operations	—	10	8	2	20
Disposals	—	(625)	(1)	(94)	(720)
Relating to subsidiaries acquired (Note 29(a))	16	6,971	—	1,771	8,758
Relating to subsidiaries disposed of (Note 29(c))	—	(253)	(13)	(45)	(311)
Transfer to other assets	—	(90)	(1)	(23)	(114)
Transfer between categories	6	2,987	(3,042)	49	—
Exchange translation differences	(3)	(686)	(24)	(152)	(865)

As at 31 December 2005	210	34,360	1,300	6,315	42,185

Accumulated depreciation and impairment losses
As at 1 January 2005	27	7,958	—	2,486	10,471
Charge for the year - continuing operations	6	2,303	—	753	3,062
Charge for the year - discontinued operations	—	14	—	2	16
Disposals	—	(577)	—	(120)	(697)
Relating to subsidiaries acquired (Note 29(a))	16	4,418	—	920	5,354
Relating to subsidiaries disposed of (Note 29(c))	—	(95)	—	(26)	(121)
Transfer to other assets	—	(59)	—	(18)	(77)
Transfer between categories	—	16	—	(16)	—
Exchange translation differences	—	(315)	—	(99)	(414)

As at 31 December 2005	49	13,663	—	3,882	17,594

Net book value
As at 31 December 2005	161	20,697	1,300	2,433	24,591

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

19.	Fixed assets (continued)

The movement of fixed assets for the year ended 31 December 2006 is as follows:

	Buildings	Telecommunications and network equipment	Construction in progress	Others	Total
	HK$ millions

Cost
As at 1 January 2006	210	34,360	1,300	6,315	42,185
Additions – continuing operations	—	1,349	7,446	324	9,119
Disposals	—	(166)	(1)	(171)	(338)
Relating to subsidiaries acquired (Note 29(a))	44	526	303	33	906
Relating to transmission business acquired (Note 29(b))	—	137	—	—	137
Relating to subsidiaries disposed of (Note 29(c))	(44)	—	—	(61)	(105)
Transfer to other assets	—	(20)	2	(8)	(26)
Transfer between categories	17	6,173	(6,500)	310	—
Exchange translation differences	3	1,180	200	308	1,691

As at 31 December 2006	230	43,539	2,750	7,050	53,569

Accumulated depreciation and impairment losses
As at 1 January 2006	49	13,663	—	3,882	17,594
Charge for the year - continuing operations	9	2,699	—	931	3,639
Impairment loss for the year	—	16	—	—	16
Disposals	—	(151)	—	(138)	(289)
Relating to subsidiaries disposed of (Note 29(c))	(6)	—	—	(52)	(58)
Transfer to other assets	—	(3)	—	(5)	(8)
Exchange translation differences	1	529	—	183	713

As at 31 December 2006	53	16,753	—	4,801	21,607

Net book value
As at 31 December 2006	177	26,786	2,750	2,249	31,962

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

19.	Fixed assets (continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

	2005	2006
	HK$ millions

Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	55	52

Outside Hong Kong
Freehold	34	77
Long leasehold	18	18
Medium leasehold	38	—
Short leasehold (less than 10 years)	15	29

	161	177

The fixed assets of the Group held under finance lease arrangements are as follows:

	2005	2006
	HK$ millions

(i) Telecommunications and network equipment held under defeased finance leases
Cost	3,222	3,252
Accumulated depreciation and impairment losses	(2,639)	(2,772)

Net book value	583	480

Depreciation during the year	126	132

Impairment loss during the year	—	—

(ii) Other assets held under finance leases
Cost	73	58
Accumulated depreciation and impairment losses	(5)	(9)

Net book value	68	49

Depreciation during the year	5	5

Impairment loss during the year	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

20.	Goodwill

	Note		2005	2006
			HK$ millions
Gross carrying amount and net book value at beginning of year			6,139	9,688
Relating to additional equity interests in subsidiaries acquired	(a	)	2,398	4,736
Relating to subsidiaries acquired (Note 29(a))			1,822	4,681
Relating to subsidiaries partially disposed of			(340)	(12)
Relating to subsidiaries disposed of (Note 29(c))			(177)	—
Exchange translation differences			(154)	478

Gross carrying amount and net book value at end of year			9,688	19,571

Accumulated impairment losses at beginning and end of year			—	—

(a)	Goodwill relating to acquisition of additional equity interests in subsidiaries

(i)	Year ended 31 December 2005

In January 2005, the Group’s shareholding in Kasapa Telecom Limited increased from 80% to 100% following the transfer of the remaining 20% shareholding from the minority shareholders at no consideration. In this connection, the Group recorded goodwill of HK$46 million.

In July 2005, the Group privatised, by way of scheme of arrangement (“Scheme”), Hutchison Global Communications Holdings Limited (“HGCH”), which holds the Group’s Hong Kong fixed-line business. The Supreme Court of Bermuda sanctioned the Scheme on 8 July 2005 and the Scheme became effective on 15 July 2005. Holders of over 99% of HGCH shares not held by the Group, elected (or were deemed to have elected) to receive shares in the Company as the consideration for the cancellation of their HGCH shares. This, together with those who elected cash and the consideration under an offer made on behalf of the Company in relation to previously outstanding share options of HGCH, resulted in a total of HK$475 million of cash drawn from the Group’s debt facilities, approximately 253 million new shares (representing 5.3% of the Company’s enlarged issued share capital and 5.6% of the Company’s pre-privatisation issued share capital) being issued by the Company, and approximately 60 million existing shares in the Company originally held by the HWL group being transferred to certain previous HGCH shareholders and optionholders. In this connection, the Group’s shareholding in HGCH increased from 52.53% to 100% and recorded goodwill of HK$2,352 million.

As a result of foregoing, the Group recorded goodwill of HK$2,398 million relating to acquisition of the additional equity interests in subsidiaries for the year ended 31 December 2005.

(ii)	Year ended 31 December 2006

In March 2006, the Group reorganised its holding structure in Hutchison Essar (the “Reorganisation”) in light of changes in the rules governing foreign direct investment in telecommunications operators in India. Following the Reorganisation, the Group recorded goodwill of HK$1,716 million.

In June 2006, the Group entered into an agreement to acquire an interest in IndusInd Telecom Network Limited (subsequently renamed Omega Telecom Holdings Private Limited), which holds 5.11% in Hutchison Essar, for a total consideration of US$450 million (approximately HK$3,493 million). The Group recorded goodwill of HK$3,020 million.

As a result of foregoing, the Group recorded goodwill of HK$4,736 million relating to the acquisition of additional attributable equity interests in subsidiaries for the year ended 31 December 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

20.	Goodwill (continued)

Impairment test for goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2005	2006
	HK$ millions	HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications	2,385	2,385

Subtotal for Hong Kong and Macau	3,850	3,850
India	3,782	13,507
Israel	870	945
Indonesia	932	1,015
Multiple units without significant goodwill	254	254

	9,688	19,571

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2011.

Key assumptions used for value-in-use calculations are:

1.	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

2.	A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, the management uses EBITDA multiples to determine the terminal value of the Group’s respective CGUs.

3.	The discount rate applied to cash flows of the Group’s respective CGUs is based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The pre-tax discounted rate applied in the value-in-use calculation is as follows:

Hong Kong and Macau
Mobile telecommunications	5%
Fixed-line telecommunications	6%
India	8%
Israel	7%
Indonesia	8%

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

21.	Other intangible assets

	Telecommunications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
	HK$ millions
As at 1 January 2005
Cost	4,638	728	—	—	5,366
Accumulated amortisation	(1,082)	(425)	—	—	(1,507)

Net book value	3,556	303	—	—	3,859

Year ended 31 December 2005
Opening net book value	3,556	303	—	—	3,859
Additions	—	650	—	—	650
Write off during the year	—	(99)	—	—	(99)
Relating to subsidiaries acquired (Note 29(a))	2,402	—	726	3,362	6,490
Amortisation for the year	(384)	(533)	(30)	(264)	(1,211)
Exchange translation differences	(238)	(20)	(44)	(205)	(507)

Closing net book value	5,336	301	652	2,893	9,182

As at 1 January 2006
Cost	7,961	851	682	3,157	12,651
Accumulated amortisation	(2,625)	(550)	(30)	(264)	(3,469)

Net book value	5,336	301	652	2,893	9,182

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

21.	Other intangible assets (continued)

	Telecommunications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
	HK$ millions

Year ended 31 December 2006
Opening net book value	5,336	301	652	2,893	9,182
Additions	1,351	485	—	—	1,836
Write off during the year	(14)	(26)	—	—	(40)
Relating to subsidiaries acquired (Note 29(a))	264	—	3	105	372
Relating to transmission business acquired (Note 29(b))	—	—	—	48	48
Amortisation for the year	(458)	(394)	(44)	(428)	(1,324)
Exchange translation differences	353	—	63	270	686

Closing net book value	6,832	366	674	2,888	10,760

As at 31 December 2006
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

As at 31 December 2006, the estimated aggregate amortisation expense of other intangible assets for each of the five succeeding years is as follows:

HK$ millions
In the first year	1,403
In the second year	1,453
In the third year	1,370
In the fourth year	1,354
In the fifth year	1,311

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

22.	Other non-current assets

	Note		2005	2006
			HK$ millions
Prepaid capacity and maintenance	(a	)	1,344	1,425
Other receivables and prepayments	(b	)	307	929
Advance payments for network rollout	(b	)	—	356
Held-to-maturity debt securities	(c	)	—	551
Long-term deposits	(d	)	416	451
Loan to a related company (Note 33(iii)(c))			—	117

			2,067	3,829

(a)	The movement of prepaid capacity and maintenance is as follows:

	2005	2006
	HK$ millions
Net book value at 1 January	1,238	1,344
Additions	200	181
Amortisation for the year	(94)	(100)

Net book value at 31 December	1,344	1,425

(b)	Other receivables and prepayments and advance payments for network rollout are carried at amortised cost. The fair value of other receivables and advance payments for network rollout, which approximates their carrying amount, at the balance sheet date are based on cash flows discounted using a rate based on the borrowing rate of 1.19% to 7.38% per annum (2005 – 5% to 5.4% per annum).
(c)	The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of amounts due under the defeased finance lease arrangement. The fair value, determined based on the quoted market price, amounted to approximately HK$693 million. The coupon rates of the corporate and other bonds was zero to 7% per annum.
(d)	Long-term deposits are carried at amortised costs, which approximate their fair value as the deposits carry floating interest rates and have an average maturity of 1 to 3 months (2005 – 2 to 3 months). The effective interest rate on long-term deposits as at 31 December was 4.1% to 5.0% per annum (2005 – 3.2% to 3.9% per annum). The long-term deposits are pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary.

The maximum exposure to credit risk at the reporting date is the fair value of each class of the non-current assets mentioned above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

23.	Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2005	2006
	HK$ millions
Deferred tax assets	918	997
Deferred tax liabilities	(963)	(1,075)

Net deferred tax liabilities	(45)	(78)

The gross movement of the deferred tax liabilities/(assets) is as follows:

	Accelerated depreciation allowance	Tax losses	Fair value adjustments arising from business combination	Other temporary differences	Total
			HK$ millions
As at 1 January 2005	(1,429)	2,125	—	—	696
Net credit / (charge) for the year (Note 13)	824	(1,184)	100	55	(205)
Relating to subsidiaries acquired (Note 29(a))	—	523	(1,104)	—	(581)
Exchange translation differences	(30)	(10)	67	18	45

As at 31 December 2005	(635)	1,454	(937)	73	(45)

As at 1 January 2006	(635)	1,454	(937)	73	(45)
Net (charge) / credit for the year (Note 13)	(1,419)	1,319	134	36	70
Relating to transmission business acquired (Note 29(b))	—	—	(16)	—	(16)
Relating to subsidiaries disposed of (Note 29(c))	3	(3)	—	—	—
Exchange translation differences	7	5	(94)	(5)	(87)

As at 31 December 2006	(2,044)	2,775	(913)	104	(78)

The potential deferred tax assets which have not been recognised in the accounts are as follows:

	2005	2006
	HK$ millions
Arising from unused tax losses	2,578	2,986
Arising from depreciation allowances	—	231
Arising from other temporary differences	—	486

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$11,068 million (2005 — HK$10,405 million) carried forward, an amount of HK$4,798 million (2005 – HK$6,392 million) can be carried forward indefinitely. The remaining HK$6,270 million (2005 – HK$4,013 million) will expire in the following years:

	2005	2006
	HK$ millions
In the first year	99	385
In the second year	393	1,334
In the third year	1,335	1,343
In the fourth year	1,006	1,303
In the fifth to tenth years inclusive	1,180	1,905

	4,013	6,270

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

24.	Trade and other payables

	Note		2005	2006
			HK$ millions
Trade payables	(a	)	2,206	2,531
Accrued expenses and other payables			6,270	7,952
Deferred revenue			564	580
Receipts in advance			1,181	1,944
Share-based payment liabilities			—	114
Payables to related companies (Note 33(iii))			153	99
Current portion of licence fees liabilities (Note 26(a))			161	259

			10,535	13,479

	2005	2006
	HK$ millions
(a) Trade payables
The ageing analysis of the trade payables is as follows:
Current	586	1,150
31-60 days	560	504
61-90 days	660	521
Over 90 days	400	356

	2,206	2,531

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25.	Borrowings

	2005	2006
	HK$ millions
Current
Bank loans	7,677	13,171
Other loans	11	2,877
Notes and debentures	2	—

	7,690	16,048

Non-current
Bank loans	14,844	16,044
Other loans	791	3,619
Notes and debentures	3,367	3,706

	19,002	23,369

Total borrowings	26,692	39,417

The maturity of borrowings is as follows:

	2005	2006
	HK$ millions
Bank loans
Repayable within 5 years	22,521	29,215

Other loans
Repayable within 5 years	789	6,481
Not wholly repayable within 5 years	13	15

	802	6,496

Notes and debentures
Repayable within 5 years	2	—
Not wholly repayable within 5 years	3,367	3,706

	3,369	3,706

Total borrowings	26,692	39,417

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25.	Borrowings (continued)

The non-current borrowings are repayable as follows:

	2005	2006
	HK$ millions
Bank loans
After 1 year, but within 2 years	1,775	14,683
After 2 years, but within 5 years	13,069	1,361
Other loans
After 1 year, but within 2 years	14	1,819
After 2 years, but within 5 years	772	1,795
After 5 years	5	5
Notes and debentures
After 2 years, but within 5 years	1,947	3,398
After 5 years	1,420	308

	19,002	23,369

The Group’s borrowings as at 31 December 2005 and 2006 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2005 and 2006 in respect of such debt are as follows:

	As at and for the year ended 31 December 2005
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
Hong Kong and Macau
Mobile telecommunications	—	4,128	4,128	144
Fixed-line telecommunications	2	262	264	1
India	1,796	4,057	5,853	342
Israel	58	4,483	4,541	429
Thailand	5,698	1,488	7,186	299
Others	136	4,584	4,720	99

	7,690	19,002	26,692	1,314

	As at and for the year ended 31 December 2006
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions

Hong Kong and Macau
Mobile telecommunications	—	5,090	5,090	200
Fixed-line telecommunications	2	5,190	5,192	8
India	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Thailand	8,587	94	8,681	504
Others	80	381	461	335

	16,048	23,369	39,417	2,284

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25.	Borrowings (continued)

Included in the other loans are obligations under finance lease repayable as follows:

	2005	2006
	HK$ millions
Finance lease obligations - minimum lease payments:
Not later than 1 year	10	15
After 1 year, but within 2 years	10	564
After 2 years, but within 5 years	15	8
After 5 years	—	5

	35	592
Future finance charges on finance lease obligations	(3)	(8)

Present value of finance lease obligations	32	584

The present value of finance lease obligations is as follows:
Not later than 1 year	9	13
After 1 year, but within 2 years	9	562
After 2 years, but within 5 years	14	7
After 5 years	—	2

	32	584

The Group’s outstanding borrowings are denominated in the following currencies:

	2005	2006
	HK$ millions
Hong Kong dollars	6,260	5,314
New Israeli Shekel	4,515	4,258
Indian Rupees	5,230	14,631
Thai Baht	5,421	1,972
Japanese Yen	1,595	6,578
US dollars	3,626	6,664
Singapore dollars	14	—
Malaysian Ringgit	15	—
Renminbi	16	—

	26,692	39,417

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25.	Borrowings (continued)

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity date	2005	2006
		HK$ millions
Secured bank loans
Fixed, 7.00% - 7.70% per annum	2007 – 2008	1,257	6,233
Variable, 4.78% – 9.50% per annum	2007 – 2011	12,960	12,130
Unsecured bank loans
Fixed, 8.92% - 9.05% per annum	2007	27	785
Variable, 1.19% - 8.00% per annum	2007 – 2010	8,277	10,067
Other secured loans
Finance lease obligations	2007 – 2015	32	584
Fixed, 7.70% - 9.77%	2007	—	2,863
Variable, 6.72% - 10.39% per annum	2008 - 2009	—	3,033
Other unsecured loans
Fixed, 7.50% per annum	2014	14	12
Variable, 7.37% per annum	2009	756	4
Notes and debentures
Fixed, NIL% per annum	2006	2	—
Variable, 4.25% per annum	2012	3,367	3,706

Total borrowings		26,692	39,417
Less: total borrowings repayable within twelve months		(7,690)	(16,048)

Total non-current borrowings		19,002	23,369

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

25.	Borrowings (continued)

The fair values of the Group’s total borrowings at 31 December 2006 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.19% to 10.61% (2005 - 2.63% to 8.25%).

The fair values of the Group’s total borrowings as at 31 December 2006 were approximately HK$39,321 million (2005 - HK$26,692 million).

As at 31 December 2006, total borrowings of HK$8,042 million (2005 - HK$7,488 million) are guaranteed by HWL and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 31 December 2006, fixed assets and current assets of certain subsidiaries with a carrying value of HK$27,603 million (2005 – HK$11,520 million) and HK$30,077 million (2005 – HK$6,756 million), respectively were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$6,594 million (2005 – HK$868 million). The non-current portion of borrowings of the Group is secured to the extent of HK$18,249 million (2005 – HK$16,748 million).

In December 2006, the Group’s Thailand operations extended six commercial loan facilities totalling JPY117,530 million and THB5,000 million (together approximately HK$8,833 million) by one year with international lenders. All the Japanese Yen loan drawings and repayments were converted to Thai Baht payments through cross currency swaps and forward foreign currency contracts.

HECL, a subsidiary of the Company acquired during the year, has a facility that as at 31 December 2006 amounted to INR3,590 million (approximately HK$626 million) from non-banking institutions and INR16,331 million (approximately HK$2,848 million) from banks. HECL has during the year entered into a corporate debt restructuring scheme in respect of this facility, which was repayable by 31 December 2006 with an option to repay the dues by way of refinancing, with a group of non-banking institutions and banks (“the lenders”). However, HECL could not refinance the loans due to the non-receipt of confirmation of balance from one of the banks. Accordingly, HECL requested the lenders to extend the repayment date to 30 June 2007 without prepayment penalties or exercising any other rights that the bankers might have exercised. At the approval date of these accounts, no formal decision has been made by the lenders on the extension of the facility.

26.	Other non-current liabilities

	Note		2005	2006
			HK$ millions
Non-current licence fees liabilities	(a	)	1,225	2,549
Pension obligations	(b	)	12	15
Employee retirement obligations			52	62
Deferred revenue			30	30
Accrued expenses and other payables			14	336

			1,333	2,992

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

26.	Other non-current liabilities (continued)

(a)	Licence fees liabilities

	2005	2006
	HK$ millions
Licence fees liabilities - minimal annual fees payments:
Not later than 1 year	186	284
After 1 year, but within 5 years	895	2,009
After 5 years	1,446	2,462

	2,527	4,755
Future finance charges on licence fees liabilities	(1,141)	(1,947)

Present value of licence fees liabilities	1,386	2,808

The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 24)	161	259

Non-current licence fees liabilities:
After 1 year, but within 5 years	386	1,446
After 5 years	839	1,103

	1,225	2,549

Total licence fees liabilities	1,386	2,808

(b)	Pension obligations

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(i)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at 31 December 2006, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The principal actuarial assumptions used for accounting purposes are as follows:

	2005	2006
Discount rate applied to defined benefit plan obligations	4.50%	3.75% - 11.00%
Expected return on plan assets	8.00%	8.00%
Future salary increases	3.00% - 4.00%	3.00% - 10.00%
Interest credited on plan accounts	5.00% - 6.00%	5.00% - 6.00%

	2004	2005	2006
	HK$ millions
The amount recognised in the consolidated income statement:
Current service cost	44	39	26
Interest cost	15	11	8
Expected return on scheme assets	(24)	(20)	(15)
(Gains) / losses on curtailments and settlements	1	(48)	(7)

Total, included in staff costs	36	(18)	12

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

26.	Other non-current liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

	2005	2006
	HK$ millions

The amount recognised in the consolidated balance sheet as at the end of the year:
Present value of funded plans’ obligations	205	193
Present value of unfunded plans’ obligations	—	9
Less: fair value of plan assets	(193)	(187)

Liability recognised in consolidated balance sheet	12	15

The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	—	—
Present value of available future refunds or reduction in future contribution	11	11

Limit per HKAS 19 paragraph 58/58A/58B	11	11
Net pension liabilities recognised in consolidated balance sheet	12	15

Reduction of net asset due to the limit	—	—

Changes in present value of the defined benefit obligation
Present value of obligation as at beginning of the year	409	205
Current service cost net of employee contributions	39	26
Actual employee contributions	2	1
Interest cost	11	8
Actuarial losses / (gains) on obligation	(34)	4
Gains on curtailments and settlements	(48)	(7)
Actual benefits paid	(172)	(34)
Net transfer out liabilities	(2)	(1)

Present value of obligation as at end of the year	205	202

Changes in the fair value of the plan assets
Fair value of plan assets as at beginning of the year	315	193
Expected return on plan assets	20	15
Actuarial gains on plan assets	13	16
Assets distributed on settlements	(120)	—
Actual company contributions	17	5
Actual benefits paid	2	(41)
Net transfer out assets	(52)	(1)
Exchange differences	(2)	—

Fair value of plan assets as at end of the year	193	187

The analysis of the fair value of plan assets at end of the year is as follows:
Equity instruments	132	133
Debt instruments	34	37
Other assets	27	17

	193	187

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

26.	Other non-current liabilities (continued)

(b)	Pension obligations (continued)

(i)	Defined benefit plans (continued)

	2005	2006
	HK$ millions
The experience adjustments are as follows:
Fair value of plan assets	193	187
Present value of funded plans’ obligations	(205)	(193)
Present value of unfunded plans’ obligations	—	(9)

	(12)	(15)

Experience adjustments on plan assets	12	15

Percentage of plan assets (%)	6	8

Experience adjustments on plan obligations	(13)	(12)

Percentage of plan obligations (%)	6	6

The actual return on plan assets during the year ended 31 December 2006 was HK$30 million (2005 – HK$32 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2006 was HK$24 million (2005 - HK$28 million).

There is no immediate requirement for the Group to fund the deficit between the fair value of defined benefit plan assets and the present value of the defined benefit plan obligations disclosed as at 31 December 2006. Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 30 June 2006 reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 30 June 2009 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2006, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(ii)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution totaling HK$1 million (2005 – HK$3 million, 2004 – HK$1 million) were used to reduce the current year’s level of contribution.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27.	Share capital

(a)	Share capital of the Company

(i)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2005 - 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2005 - 1 million preference shares of US$0.01 each).

(ii)	Issued share capital of the Company

	Number of shares	Issued and fully paid
		HK$ millions
Upon incorporation on 17 March 2004	—	—
Issued during the period (Note)	4,500,000,000	1,125

Balance at 31 December 2004	4,500,000,000	1,125

Balance at 1 January 2005	4,500,000,000	1,125
Issued during the year (Notes 20(a)(i) and 29(e))	252,546,209	63

Balance at 31 December 2005	4,752,546,209	1,188

Balance at 1 January 2006	4,752,546,209	1,188
Issued during the year (Note 27(b))	13,426,333	3

Balance at 31 December 2006	4,765,972,542	1,191

Note:	On 25 March 2004, one ordinary share of US$1.00 was allotted and issued for cash at par to the initial subscriber who immediately transferred the said one share to Hutchison Telecommunications Investment Holdings Limited (“HTIHL”). On 3 September 2004, four ordinary shares of US$1.00 each were allotted and issued for cash at par to HTIHL. On the same date, the nominal value of the Company’s shares was changed from US$1.00 to HK$0.25 through the following steps:

(i)	the issued share capital of US$5.00 were re-denominated to HK$39 by adopting the exchange rate of US$1.00 to HK$7.8;

(ii)	every issued and unissued share of HK$7.8 was subdivided into 780 shares of HK$0.01 each;

(iii)	every 25 shares of HK$0.01 each in the Company’s issued and unissued share capital were consolidated into one share of HK$0.25.

On 22 September 2004, 804,917,650 shares were allotted and issued, credited as fully paid, to HTIHL for a consideration of HK$6,975,953,205.54. On the same day, 3,695,082,194 shares were allotted and issued, credited as fully paid, to HTIHL as consideration for the acquisition of the entire issued share capital of Hutchison Telecommunications International (Cayman) Holdings Limited (“HTICHL”) and for the capitalisation of the loans extended to HTICHL.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

27.	Share capital (continued)

(b)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005 and subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively.

Share options are granted to directors and employees. The exercise price of the granted options is equal to the average market price of the five trading days immediately preceding the date of the grant. Options are conditional on the employee completing, at a minimum, one year’s service (the vesting period). The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

On 8 August 2005, 76,300,000 options were granted to directors and employees of the Group at an exercise price of HK$8.70 per share. One third of these options are exercisable on the expiry of each of the first, second and third year after the date of which the option was accepted. The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2005			2006
	Exercise price per share		Options (thousands)	Exercise price per share		Options (thousands)
As at 1 January		—	—	HK$	8.70	76,300
Granted	HK$	8.70	76,300		—	—
Forfeited		—	—	HK$	8.70	(12,417)
Exercised (Note 27(a))		—	—	HK$	8.70	(13,426)

As at 31 December	HK$	8.70	76,300	HK$	8.70	50,457

Of the 50,457 thousand (2005 – 76,300 thousand) outstanding options, 9,424 thousand (2005 – nil) options are exercisable. Options exercised in 2006 resulted in 13,426 thousand (2005 – nil) shares being issued at HK$8.70 each. The related weighted average share price at the time of exercise was HK$16.51 per share. All the share options outstanding at the end of the year are expiring on 7 August 2015.

The weighted average fair value of options granted during 2005 determined using the Black-Scholes valuation model was HK$3.05 at the measurement date. The significant inputs into the model were a share price of HK$8.70, grant date on 8 August 2005, exercise price of HK$8.70 per share, standard deviation of expected share price returns of 27.76%, expected life of options of 5.5 to 6.5 years, zero expected dividend paid out rate, annual risk-free interest rate of 3.68% and an expected workforce turnover rate of 5%. The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

28.	Reserves

	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	HK$ millions

Balance at 1 January 2004	—	(6,490)	(233)	7	—	(6,716)
Currency translation differences	—	—	(9)	—	—	(9)
Issuance of ordinary shares	19,744	—	—	—	—	19,744
Shares issuance expenses	(414)	—	—	—	—	(414)
Waiver of loan from an intermediate holding company	—	146	—	—	—	146
Loss attributable to equity holders of the Company for the year	—	(30)	—	—	—	(30)
Employee share option scheme – value of services provided	—	—	—	18	—	18
Actuarial losses of defined benefits plans	—	(34)	—	—	—	(34)

Balance at 31 December 2004	19,330	(6,408)	(242)	25	—	12,705

Balance at 31 December 2004	19,330	(6,408)	(242)	25	—	12,705
Adjustment in respect of changes in accounting policy for financial instruments	—	20	—	—	—	20

Balance at 1 January 2005	19,330	(6,388)	(242)	25	—	12,725
Currency translation differences	—	—	(318)	2	—	(316)
Relating to subsidiaries acquired	1,857	—	—	—	1,233	3,090
Relating to subsidiaries disposed of	—	—	119	—	—	119
Loss attributable to equity holders of the Company for the year	—	(768)	—	—	—	(768)
Employee share option scheme – value of services provided	—	—	—	90	—	90
Actuarial gains of defined benefits plans	—	42	—	—	—	42

Balance at 31 December 2005	21,187	(7,114)	(441)	117	1,233	14,982

Balance at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of the amendment to HKAS 21	—	(9)	9	—	—	—

Balance at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	64	1	—	65
Profit attributable to equity holders of the Company for the year	—	201	—	—	—	201
Transfer between reserves	—	(4)	—	4	—	—
Employee share option scheme – value of services provided	—	—	—	96	—	96
Issuance of ordinary shares arising from exercise of employee share options	154	—	—	(41)	—	113
Actuarial gains of defined benefits plans	—	11	—	—	—	11

Balance at 31 December 2006	21,341	(6,915)	(368)	177	1,233	15,468

The accumulated losses of the Group include accumulated losses of HK$2 million by associates as at 31 December 2006 (2005 – HK$4 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29.	Notes to consolidated cash flow statement

	2004	2005	2006
	HK$ millions
(a) Purchases of subsidiaries
Net assets acquired (excluding cash and cash equivalents):
Fixed assets (Note 19)	84	3,404	906
Goodwill (Note 20)	—	1,822	4,681
Other intangible assets
– telecommunications licence (Note 21)	—	2,402	264
– brand name and customer base (Note 21)	—	4,088	108
Other non-current assets – other receivables	—	280	—
Associates	3	—	—
Stocks	—	168	3
Trade and other receivables	282	1,303	262
Borrowings (Note (d))	(128)	(5,409)	(3,238)
Trade and other payables	(304)	(1,574)	(1,020)
Other non-current liabilities	—	(58)	—
Deferred tax liabilities (Note 23)	—	(581)	—
Loan from minority shareholders (Note (d))	—	(3)	—
Minority interest (Note (d))	8	(1,926)	—

	(55)	3,916	1,966
Less: Investments amount held prior to purchase	(14)	(1,757)	—
Less: Investments revaluation reserve upon acquisition	—	(1,233)	—

	(69)	926	1,966

Discharged by:
Cash payment	—	934	—
Less: Cash and cash equivalents acquired	(69)	(8)	(41)

Total net cash consideration	(69)	926	(41)
Prepayment for acquisition of subsidiaries	—	—	2,007

	(69)	926	1,966

(b) Purchase of transmission business
Net assets acquired:
Fixed assets (Note 19)	—	—	137
Other intangible assets
– customer base (Note 21)	—	—	48
Deferred tax liabilities (Note 23)	—	—	(16)

	—	—	169

Discharged by:
Cash payment	—	—	124
Negative goodwill recognised directly in the consolidated income statement (Note 5(b))	—	—	45

	—	—	169

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29.	Notes to consolidated cash flow statement (continued)

	2004	2005	2006
	HK$ millions
(c) Disposal of subsidiaries
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 19)	—	190	47
Goodwill (Note 20)	—	177	—
Other non-current assets	—	22	—
Stocks	—	7	61
Deferred tax assets (Note 23)	—	—	3
Trade and other receivables	—	66	250
Borrowings (Note (d))	—	—	(63)
Trade and other payables	—	(50)	(273)
Current income tax liabilities	—	—	(20)
Deferred tax liabilities (Note 23)	—	—	(3)
Exchange reserve	—	119	—
Minority interest (Note (d))	—	(2)	—

	—	529	2
Loss on disposal of subsidiaries	—	(336)	—

	—	193	2

Satisfied by:
Cash payment	—	198	105
Less: Cash and cash equivalents disposed of	—	(5)	(103)

	—	193	2

(d)	Analysis of changes in financing during the year

	Amounts due to related companies	Borrowings	Minority interest	Total
	HK$ millions
As at 1 January 2004	22,903	12,968	695	36,566
New loans	479	9,142	—	9,621
Repayment of loans	(725)	(5,094)	—	(5,819)

Net cash flows from financing activities	(246)	4,048	—	3,802
Minority interest in profit	—	—	270	270
Exchange translation differences	—	282	(64)	218
Relating to subsidiaries acquired (Note (a))	—	128	(8)	120
Relating to a subsidiary partially disposed of	—	—	153	153
Shareholders’ loans capitalisation	(22,925)	—	—	(22,925)
Share issuance expenses	414	—	—	414
Waiver of loan from an intermediate holding company	(146)	—	—	(146)
Share of other reserves	—	—	3	3
Actuarial losses of defined benefits plans	—	—	(13)	(13)

As at 31 December 2004	—	17,426	1,036	18,462

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29.	Notes to consolidated cash flow statement (continued)

(d)	Analysis of changes in financing during the year (continued)

	Borrowings	Minority interest	Total
	HK$ millions
As at 31 December 2004	17,426	1,036	18,462
Adjustment in respect of changes in accounting policy for financial instruments	129	(36)	93

As at 1 January 2005	17,555	1,000	18,555
New loans	26,779	—	26,779
Repayment of loans	(22,208)	(3)	(22,211)

Net cash flows from financing activities	4,571	(3)	4,568
Minority interest in profit	—	618	618
Exchange translation differences	(652)	(151)	(803)
Relating to subsidiaries acquired (Note (a))	5,409	1,929	7,338
Relating to additional interest in subsidiaries acquired	—	(26)	(26)
Relating to a subsidiary disposed of (Note (c))	—	(2)	(2)
Relating to a subsidiary partially disposed of	—	17	17
Equity contribution from minority shareholders	—	312	312
Dividends paid to minority shareholders	—	(70)	(70)
Share of other reserves	—	27	27
Actuarial gains of defined benefits plans	—	5	5
Transfer of loans	4	(4)	—
Net off of loan facility fees	(195)	—	(195)

As at 31 December 2005	26,692	3,652	30,344

As at 1 January 2006	26,692	3,652	30,344
New loans	33,605	—	33,605
Repayment of loans	(25,532)	—	(25,532)

Net cash flows from financing activities	8,073	—	8,073
Minority interest in profit	—	1,375	1,375
Exchange translation differences	1,396	256	1,652
Relating to subsidiaries acquired (Note (a))	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	67	67
Equity contribution from minority shareholders	—	1,368	1,368
Dividend paid to minority shareholders	—	(266)	(266)
Share of other reserves	—	17	17
Actuarial gains of defined benefits plans	—	1	1
Repayment of loan from minority shareholders	—	(188)	(188)
Amortisation of loan facility fees	81	—	81

As at 31 December 2006	39,417	5,758	45,175

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

29.	Notes to consolidated cash flow statement (continued)

(e)	Significant non-cash transactions

During the year ended 31 December 2004, as part of the Restructuring, HK$22,925 million of the amounts due to related companies was offset with HK$2,056 million amounts due from related companies, and the net amount of HK$20,869 million was capitalised on 22 September 2004 as share capital and share premium of the Company.

During the year ended 31 December 2005, the Group privatised HGCH by way of scheme of arrangement (Note 20(a)(i)). In this connection, the Group issued approximately 253 million new ordinary shares with an imputed value of HK$7.60 per ordinary share and resulting in an increase of share capital and share premium by HK$63 million and HK$1,857 million respectively.

During the year ended 31 December 2006, the Group capitalised licence fees of HK$1,351 million as telecommunication licences (included in other intangible assets) with the corresponding amount recorded as licence fee liabilities (represented mainly the discounted value of the fixed annual fees to be paid over the licence period).

30.	Contingent liabilities

As at 31 December 2006, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$319 million.

(b)	a claim against the Group’s subsidiary in Israel, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The claim to date amounts to approximately HK$1,014 million. The claim was subsequently dismissed in March 2007.

(c)	claims against the Group’s subsidiaries in India in respect of certain taxes (income tax, service tax and Central Excise), duties and other demands under adjudication, dispute and/or appeal. The claims to date amount to approximately HK$251 million. The Group and its legal counsel are vigorously defending all claims. No amounts have been recognised in respect of the contingent liabilities as it is expected that the Group will meet the requisite performance criteria and will be successful in its defence against the claims. Subsequently, all claims against the Group’s subsidiaries in India were indirectly disposed of when Vodafone International Holdings B.V. acquired CGP Investments (Holdings) Limited, a company which held all of the Company’s direct and indirect equity and loan interests in its Indian mobile telecommunications operation, from the Company (see Note 34(a)).

31.	Commitments

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	2005	2006	2005	2006
	HK$ millions
Contracted but not provided for	3,792	7,359	606	360
Authorised but not contracted for (Note)	11,787	10,500	316	268

	15,579	17,859	922	628

Note:

The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

31.	Commitments (continued)

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2005	2006	2005	2006
	HK$ millions
Not later than one year	561	747	174	177
Later than one year and not later than five years	816	1,532	130	194
Later than five years	810	1,569	57	87

	2,187	3,848	361	458

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the License, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities.

(d)	Royalties commitments

Partner is committed to pay royalties to the Government of Israel at 3.5% on its "income from cellular services" as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner from the provision of telecommunications services under the licence—including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. From 1 January 2006, the rate of royalty payments paid by cellular operators will be reduced annually by 0.5% until it reaches a level of 1%.

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

The Group holds an option to acquire the Hutchison Group’s mobile telecommunications related interests in Hutchison Telecommunications Argentina S.A.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

31.	Commitments (continued)

(e)	Funding commitments (continued)

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in the non-wholly owned investment holding companies in India through which the Group holds indirect interests in the Group’s Indian operating companies, in each case subject to applicable regulatory approvals. Conversely, some Indian shareholders hold put options that could, again subject to applicable regulatory approvals, require the Group to purchase additional equity interests in those investment holding companies. Some of the call and put options are exercisable at fair market value of the investment holding companies to be determined or agreed by the parties (and if no agreement is reached, as determined in accordance with a pre-agreed formula or by a specified independent investment bank, as the case may be) at the time of exercise of the relevant option. Other call and put options are exercisable at a price determined in accordance with a formula specified in the relevant options agreement.

32.	Substantial shareholders

As at 31 December 2006, the Company is owned as to 49.7% (2005 – 49.8%) by HWL and 19.3% (2005 – 19.3%) by Orascom Telecom Holding S.A.E. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company.

33.	Related party transactions

For the purposes of these accounts, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related Party Group:

•	Hutchison Group — HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarised below:

(i)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 8(a).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

33.	Related party transactions (continued)

(ii)	Transactions with Hutchison Group:

	2004	2005	2006
	HK$ millions
Provision for fixed telecommunications and other services	(51)	(72)	(68)
Provision for mobile telecommunications services income	(14)	(19)	(22)
Rental expenses on lease arrangements	85	72	57
Bill collection services fee expenses	8	11	11
Roaming arrangement fee income	(14)	(1)	(3)
Sharing of services arrangements	22	30	29
Dealership services fee expenses	10	11	21
Global procurement services arrangements expense	82	26	26
Provision of data center services	(20)	(17)	(19)
Sales of handsets	(46)	—	—
3G handset development costs recharge income	(47)	—	—
Purchase of handset and accessories	32	965	1,239
Purchase of office supplies	6	6	7
Advertising and promotion expenses	5	6	17
Guarantee and other finance fees	152	142	95
Interest expense on amounts due to related companies	178	92	—
Interest income on non-current amount due from a related company	—	—	(6)
Waiver of loan	146	—	—

(iii)	Balances with Hutchison Group:

Receivables from related companies	(a	)	86	50
Payables to related companies	(b	)	(153)	(99)
Non-current amount due from a related company	(c	)	—	117

(a)	The receivables from related companies are unsecured, interest free and repayable on demand.
(b)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.
(c)	As at 31 December 2006, the non-current amount due from a related company of HK$117 million arose from a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which is unsecured and bears interest at LIBOR plus 1% per annum. HCCHL holds a call option while the Group holds a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date of transfer of the 3GS business. The loan is repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income will be accounted for as the consideration for the acquisition of HTSI upon expiry of the options.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

34.	Subsequent events

(a)	Disposal of CGP Investments (Holdings) Limited (“CGP”)

On 11 February 2007, the Company entered into an agreement (the “Agreement”) to sell its entire interest in CGP, a company which held all of the Company’s direct and indirect equity and loan interests in its Indian mobile telecommunications operation, comprising Hutchison Essar and its subsidiaries (the “Sale Group”) to Vodafone International Holdings B.V. (“Vodafone”), a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11,080 million (approximately HK$86,570 million) (the “Transaction”).

Subsequently, ETH and certain affiliates (“Essar”) asserted various rights in relation to the Transaction and threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the Transaction, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3,243 million) before interest (the “Settlement Amount”), of which US$373.5 million (approximately HK$2,906 million) has now been paid.

On 8 May 2007, the Company completed the Transaction. In consideration of Vodafone’s agreement to waive certain potential claims against the Company under the Agreement, the Company agreed to a retention from the consideration of an amount of US$352 million (approximately HK$2,750 million) (the “Retention Amount”). By a deed entered into on 8 May 2007 by Vodafone and the Company (the “Supplemental Deed”), the parties agreed the basis and the terms on which Vodafone is entitled to apply an equivalent sum of the Retention Amount to meet certain specified liabilities which Vodafone may incur in connection with the interests effectively acquired through the Transaction during a period of up to ten years following the date of completion of the Transaction (the “Retention Period”). If and to the extent such specified liabilities are not incurred and the Retention Amount is not applied by the end of the Retention Period, Vodafone shall return such unutilised part of the Retention Amount to the Company together with interest thereon. Having regard to the terms surrounding the retention and release of any Retention Amount, the Company has made a full provision against recovery of any part of the Retention Amount.

From the Transaction, (i) the estimated before tax gain expected to be realised by the Group is approximately US$9,000 million (approximately HK$70,000 million) after taking into account the Settlement Amount, the Retention Amount, interest on the consideration and transaction costs and expenses; and (ii) the Group realised a net cash inflow of approximately US$10,830 million (approximately HK$84,700 million) before payment of the Settlement Amount.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

34.	Subsequent events (continued)

(b)	Petition alleging breach of foreign direct investment regulations in India

On 7 March 2007 the Company received a copy of a petition (the “Petition”) that had been filed with the High Court of Delhi in India naming the Indian government, the Company, Hutchison Essar, and various other Indian parties as respondents. The Petition alleged, amongst other things, that by virtue of the Company’s arrangements with certain Indian shareholders of Hutchison Essar, its foreign shareholding in Hutchison Essar was in breach of the Indian regulations governing foreign direct investment (the “FDI Regulations”). The Petition also alleged that the Company had entered into arrangements with respect to certain Indian shareholders of Hutchison Essar which were benami transactions, meaning they were allegedly transactions in which property is transferred to one person for a consideration paid or provided by another person, and therefore prohibited under Indian law. The Petition sought orders of the court that Hutchison Essar’s telecommunications licence be cancelled, investigations and proceedings against various parties for violation of Indian regulations be instituted and shares in Hutchison Essar held in breach of the FDI Regulations be confiscated. On 9 March 2007 the court adjourned the hearing of the Petition indefinitely, noting that the issues raised in the Petition were already being considered by competent Indian governmental authorities and directed the authorities to consider the issues raised in the Petition as well. The court also declined to require any of the respondents, including the Company and Hutchison Essar, to respond to the Petition.

Subsequent to completion of the Transaction after the Indian governmental authorities had granted approval of the Transaction on certain conditions, the petitioner has sought to revive the Petition principally on the ground that the petitioner is not satisfied with the decision of the Indian governmental authorities that the shareholding arrangements with respect to certain Indian shareholders of Hutchison Essar were not benami transactions. On 28 May 2007, the court issued notice to all the respondents in the Petition to respond within four weeks. The court set a hearing date of 9 August 2007, leaving it open for the respondents to submit arguments as to why the petition should not be revived and should be rejected at the outset. The court also granted permission to the petitioner to amend the Petition in view of the decision of the Indian governmental authorities on the issues raised in the Petition subsequent to the original petition being filed. The Company considers that the Petition is without merit and will take all necessary steps to vigorously defend the allegations made against the Company.

(c)	Declaration of special dividend

Following the completion of the Transaction (see Note 34(a)), on 22 May 2007, the Company declared a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,230 million in aggregate, payable on 29 June 2007. The Transaction Special Dividend will be paid out of the proceeds from the Transaction.

(d)	Adjustment of the Company’s share options exercise price

At an extraordinary general meeting held on 8 May 2007, the shareholders of the Company approved (i) a downward adjustment by an amount equal to the amount of the Transaction Special Dividend on a dollar-for-dollar basis to the exercise price of the share options of the Company that are outstanding and unvested as at the time of the payment of the Transaction Special Dividend; and (ii) the alteration of the terms of the Company’s share option scheme to permit, upon the distribution by the Company of any cash (other than the Transaction Special Dividend or dividends in the ordinary course), the downward adjustment of the exercise price of any share option of the Company granted but not exercised as of the date of such distribution by an amount which the Directors consider as reflecting the impact of such distribution will have or will likely have on the trading price of the Company’s shares.

After the date of payment of the Transaction Special Dividend (see Note 34(c)), the Company will announce the number of the Company’s share options outstanding and unvested as at such date and the exercise price of such share options as adjusted by the payment of the Transaction Special Dividend in the manner approved by the shareholders of the Company at an extraordinary general meeting held on 8 May 2007.

(e)	Repayment of debt and cancellation of loan facility

In May 2007, the outstanding balance under the Group’s HK$9 billion secured revolving loan facility (the “Facility”), which amounted to HK$5,181 million as at 31 December 2006, was fully repaid out of the proceeds from the Transaction. Following the repayment, the Facility was fully cancelled and terminated on 30 May 2007.

35.	US dollar equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 29 December 2006, which was HK$7.78 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

36.	Reconciliation to US GAAP

The Group’s consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”) which differs in some respects from US GAAP. The effect on net income attributable to equity holders of the Company and shareholders’ equity arising from significant differences between HKFRS and US GAAP is as follows.

The HKFRS financial statements for the years ended 31 December 2004 have been restated to conform with HKFRS and Hong Kong Accounting Standards (“HKAS”) (collectively referred as “HKFRS”) issued by the Hong Kong Institute of Certified Public Accountants. The impact of the HKFRS is detailed in Note 2(b).

			2004 HK$ millions (Restated)		2005 HK$ millions		2006 HK$ millions		2006 US$ millions
(Loss)/profit attributable to equity holders of the Company under HKFRS				(30)		(768)		201		26
Adjustments:
Revenue recognition	(a	)		12		88		62		8
Customer acquisition and retention costs	(b	)		(129)		61		(65)		(8)
Business combinations	(c	)		(379)		(163)		(419)		(54)
Deferred financing fee	(e	)		(21)		—		—		—
Termination benefits	(g	)		20		(12)		(4)		—
Onerous contracts	(h	)		69		(16)		(15)		(2)
Capitalisation of loans net of related interest	(i	)		108		—		—		—
Pension cost	(j	)		—		(67)		(1)		—
Share-based payments	(k	)		21		(28)		—		—
Others	(l	)		13		37		(9)		(1)
Deferred taxation	(m	)		24		(24)		(103)		(14)
Minority interest				60		(23)		(140)		(18)

Loss attributable to equity holders of the Company under US GAAP				(232)		(915)		(493)		(63)

Loss per share attributable to equity holders of the Company
—basic			HK$	(0.05)	HK$	(0.20)	HK$	(0.10)	US$	(0.01)
—diluted			HK$	(0.05)	HK$	(0.20)	HK$	(0.10)	US$	(0.01)

Shareholders’ equity under HKFRS				13,830		16,170		16,659		2,141

Adjustments:
Revenue recognition	(a	)		(7)		80		143		18
Customer acquisition and retention costs	(b	)		(365)		(282)		(348)		(45)
Business combinations	(c	)		389		(1,014)		(1,488)		(191)
Reversal of goodwill amortisation expense	(c	)		65		65		65		8
Impairment of goodwill	(d	)		(719)		(719)		(719)		(92)
Derivatives	(f	)		(44)		—		—		—
Termination benefits	(g	)		20		7		3		—
Onerous contracts	(h	)		69		54		39		5
Pension cost	(j	)		65		(37)		(30)		(3)
Others	(l	)		87		101		98		13
Deferred taxes	(m	)		(738)		(747)		(863)		(111)
Minority interest				57		2		(210)		(27)

Shareholders’ equity under US GAAP				12,709		13,680		13,349		1,716

Exchange translation adjustments	(n	)		(131)		(27)		(170)		(22)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

The increases or decreases noted above refer to the following differences between HKFRS and US GAAP:

(a)	Revenue recognition

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

Under US GAAP, the Group adopted EITF 00-21 on “Revenue Arrangements with Multiple Deliverables”, which addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF 00-21 also addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The fair value method is used when allocating the revenue for each unit of accounting. The amount allocated to the delivered item, i.e. handsets, is limited to the amount that is not contingent on the delivery of additional items or meeting other specific performance conditions. This resulted in different amounts being allocated to the handsets between HKFRS and US GAAP.

(b)	Customer acquisition and retention costs

Under HKFRS, as described in Note 2(l)(ii), certain customer acquisition and retention costs, comprising handset subsidies, sales commission and other direct costs for acquisition and retention purposes, are capitalised and amortised over the minimum enforceable contractual period. In the event a customer ends its relationship before the costs have been fully amortised, the unamortised acquisition and retention costs are written off.

Under US GAAP, direct incremental customer acquisition and retention costs are deferred and amortised over the average customer relationship period to the extent of deferred revenue with any excess costs expensed as incurred.

(c)	Business combinations

(i)	Under HKFRS, prior to 1 January 2004, the excess of the cost of acquisition over the fair value of the Group’s share of net assets of the acquired subsidiary company, associated company and joint venture entity is recognised as goodwill. From 1 January 2004, with the early adoption of HKFRS 3, the excess of cost directly attributable to the business combination over the Group’s share of fair values of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill. Under US GAAP, starting 1 January 2002, goodwill was no longer subject to amortisation but is tested for impairment annually, as well as when there are indicators of impairment. Such change was also made under HKFRS effective 1 January 2004. Intangible assets acquired in a business combination have been limited to those assets that can be identified and controlled and for which future economic benefits attributable to the asset will probably flow to the entity and whose fair value can be measured reliably. In the event the criteria cannot be met, intangibles are not recognised and the corresponding amount will be included as part of goodwill.

Under US GAAP, the cost of the acquisition is allocated to the proportionate share of fair value of acquired assets and liabilities, including separately identifiable intangibles if it satisfies either the “contractual-legal” or “separability” criterion. Any excess cost of the acquisition is recognised as goodwill. Intangibles are amortised over their estimated useful lives. The adjustment made to intangible assets is mainly attributable to licences from the acquired subsidiary company, approximately amounting to HK$2,775 million (2005—HK$3,002 million, 2004 – HK$3,877 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(c)	Business combinations (continued)

(ii)	In February 2005, the Group’s various interests in India were reorganised under Hutchison Essar, the Group’s mobile telecommunications operator in Mumbai (the “India Restructuring”). Prior to the India Restructuring, the Group’s effective interest in the six India operating entities ranged from 49% to 74%. Subsequent to the India Restructuring, Hutchison Essar owned 100% of the equity interest in the other five India operating entities and the Group held an effective interest of 56% in Hutchison Essar (the Group’s effective interest has subsequently changed to 53% and 54% in June and October 2005 respectively). Under both HKFRS and US GAAP, the reorganisation of the interest that was held by the Group was accounted for as a transaction amongst entities under common control. Under HKFRS, changes in the non-controlling interests of the Group were accounted for at their carrying value and the excess of consideration given up over the carrying value of the non-controlling interest acquired was recorded as goodwill. Under US GAAP, the acquisition of the non-controlling interests of the Group was accounted for using the purchase method, resulting in the percentage of assets and liabilities acquired being recorded at their fair value.

In July 2005, the Group privatised HGCL, which holds the Group’s Hong Kong fixed-line business, by way of scheme of arrangement (the “HGCL privatisation”). Part of the consideration was settled by issuance of shares. Under HKFRS, the HGCL privatisation was considered as a transaction amongst entities under common control. The Group has accounted for the additional interests acquired at their carrying value at the date of the transaction and the excess of consideration given up over the carrying value of minority interests acquired being recorded as goodwill. Under US GAAP, this transaction was an acquisition of non-controlling interests in subsidiaries and was accounted for using the purchase method, resulting in fair value adjustments being made to tangible assets and recognition of intangible assets. There is also a difference between HKFRS and US GAAP in the cost of acquisition. Under HKFRS, shares issued as consideration are recorded at their fair value as at the date of the exchange, the date that the Group is legally obliged to deliver cash or shares to the minority shareholders and the minority shareholders are legally obliged to give up their shares in HGCL in return, i.e. the date when all the conditions that might prevent the transaction from proceeding have been met. Under US GAAP, shares issued as consideration are measured at their market price over a reasonable period of time before and after the parties reach an agreement on the purchase price and the proposed transaction is announced. The difference in the cost of acquisition resulted in a lower amount of goodwill of HK$56 million recorded under US GAAP.

For the India Restructuring and the HGCL privatisation, details of net assets acquired and goodwill under US GAAP are as follows:

	2005
	India Restructuring HK$ millions	HGCL Privatisation HK$ millions
Purchase consideration	346	2,339
Less: Carrying value of minority interest acquired	200	57
Less: Fair value of net assets acquired – shown as below	103	363

Goodwill	43	1,919

The fair values of net assets acquired are as follows:

	India Restructuring HK$ millions	HGCL Privatisation HK$ millions
Property, plant and equipment, net	(53)	440
Customer contracts and customer relationships	85	—
Distribution networks and direct sales associates relationship	45	—
Licences	17	—
Other assets	3	—
Deferred tax assets /(liabilities)	6	(77)

	103	363

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(c)	Business combinations (continued)

(ii)	(continued)

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

(iii)	In March 2006, the Group reorganised its holding structure in Hutchison Essar in light of the changes in the rules governing foreign direct investment in telecommunications operators in India. In June 2006, the Group acquired an interest in IndusInd Telecom Network Limited, subsequently renamed Omega Telecom Holdings Private Limited. As a result of these transactions, the Group held a 37.25% equity interest in an investment holding company holding a 19.54% equity interest in Hutchison Essar and a 45.79% equity interest in an investment holding company holding a 5.11% equity interest in Hutchison Essar. Under HKFRS, both transactions were accounted for as transactions amongst entities under common control whereby changes in the non-controlling interests of the Group were accounted for at their carrying value and the excess of consideration given up over the carrying value of the non-controlling interest acquired was recorded as goodwill. Under US GAAP, the acquisitions of the non-controlling interests of the Group were accounted for using the purchase method, resulting in the percentage of assets and liabilities acquired being recorded at their fair value.

2006
India Acquisitions HK$ millions
Purchase consideration	5,260
Less: Carrying value of minority interest acquired	524
Less: Fair value of net assets acquired – shown as below	651

Goodwill	4,085

The fair values of net assets acquired are as follows:

India Acquisitions HK$ millions
Property, plant and equipment, net	(248)
Customer contracts and customer relationships	628
Distribution networks and direct sales associates relationship	316
Licences	(19)
Other assets	5
Deferred tax liabilities	(31)

651

On 3 July 2006, Partner completed the acquisition of the transmission business of Med-1, a private company that has laid a submarine fibre-optic network and holds a licence to provide data communications services in Israel, for a consideration of NIS71 million (approximately HK$124 million). The acquisition is accounted for as a business combination under both HKFRS and US GAAP. The transaction generates an amount of HK$45 million, derived from the fair value of net assets acquired in excess of the purchase consideration, being recorded as negative goodwill under HKFRS, which was directly credited to the income statement. Under US GAAP, in the event where the fair value of net assets acquired exceeds the purchase consideration, the excess should be allocated as a pro rata reduction in the amounts that would have been assigned generally to all the acquired assets except financial assets, other current assets or deferred tax assets. Details of the allocation of net assets under US GAAP are as follows:

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(c)	Business combinations (continued)

(iii)	(continued)

2006
Acquisition of Med-1 HK$ millions
Purchase consideration	124
Less: Fair value of net assets acquired – shown as below	124

Goodwill	—

The fair values of net assets acquired are as follows:

	Acquisition of Med-1
	Fair value Before pro rata reduction HK$ millions	Fair value After pro rata reduction HK$ millions
Fixed assets	137	92
Other intangible assets – customer base	48	32

	185	124

As discussed in Note 5(c), on 5 October 2006, Hutchison Essar completed the acquisition of its 100% shareholding in Spacetel, a company that had licence applications in certain areas within India. The acquisition is considered a business combination under HKFRS while it is considered an asset acquisition under US GAAP as Spacetel had not commenced its planned principal operation or services. As a result, the excess of the purchase consideration over the fair value of net assets acquired of HK$53 million is recorded as goodwill under HKFRS but under US GAAP an amount of HK$81 million is capitalised as licence, i.e. an intangible asset, with a corresponding amount of HK$28 million recorded as deferred tax liabilities. The licence cost would be amortised over the contractual period of 20 years. For the year ended 31 December 2006, amortisation has not been commenced since the networks for the related licensed areas were yet to be launched.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(e)	Deferred financing fee

Under HKFRS, finance costs incurred prior to 2000 relating to the arrangement of loan facilities were recorded as expenses at the inception of arrangements.

Under US GAAP, these amounts are deferred and amortised over the term of the loan on a straight-line basis under which the amortised amount approximates the result obtained from the effective interest method.

(f)	Derivatives

Under HKFRS, with the adoption of HKAS 32 and 39, derivative financial instruments are measured at fair value and recorded as assets or liabilities on the consolidated financial statements effective 1 January 2005. HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities on a retrospective basis.

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

Under HKFRS, the present obligation under an onerous contract should be recognised and measured as a provision. An onerous contract is defined as a contract under which the unavoidable costs of meeting the obligations exceed the economic benefits expected to be received. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit should be recognised and measured at its fair value when the rights conveyed by the contract ceased to be used.

(i)	Capitalisation of loans net of related interest

Upon consummation of the Group’s restructuring for initial public offering (“the Restructuring”) in 2004, US GAAP requires that the Restructuring be accounted for as if it had been consummated as of the beginning of the periods presented. This resulted in the share capital of the Group when reconciled to US GAAP being retroactively restated for the effect of the capitalisation of the long-term amounts due to related companies in exchange for the shares in the Company issued to HWL. Pursuant to the Restructuring, HK$20,869 million of the net amount due to related companies was capitalised on 22 September 2004 as share capital and share premium of the Company, which comprised of both amounts payable included in amounts due to related companies and amounts receivable included in amounts due from related companies on the balance sheet under HKFRS. In addition to this amount, retroactive effect has also been given to the interest expense related to the net amounts due to related companies. Thus, under US GAAP, the related interest expense till the date of capitalisation was debited against additional paid in capital. Under HKFRS, this interest expense was included in the income statement. Additionally, loss per share in accordance with SFAS 128, “Computation of Earnings per Share,” has been disclosed as if the shares had been outstanding for the full year of 2004.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(j)	Pension cost

Under HKFRS, as described in Note 2(y)(i), actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the year in which they occur in the statement of recognised income and expense.

Under US GAAP, the unrecognised actuarial gains and losses are recognised by amortising the amount by which cumulative unrecognised gains and losses exceed 10% of the greater of the assets of the scheme and the defined benefit obligations over the average expected future working lifetime of the Group’s employees.

Under US GAAP, during the year ended 31 December 2006, the Group adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an entity to recognise in its balance sheet an asset for a defined benefit pension or postretirement plan's over-funded status or a liability for a plan's under-funded status, and to recognise changes in that funded status through other comprehensive income in the year in which the changes occur. SFAS 158 does not change the amount of net periodic benefit expense recognised in our results of operations. The adopting of this standard result in a net decrease in other non-current liabilities of HK$25 million and an increase in accumulated other comprehensive income of HK$20 million as at 31 December 2006. Our plans' under-funded status was HK$12 million at 31 December 2005 and HK$15 million at 31 December 2006 respectively. The fair value of our plans' assets is changed from HK$193 million at 31 December 2005 to HK$187 million as of 31 December 2006.

We regularly review our actual asset allocation and the pension plans' investments are periodically rebalanced to our targeted allocation when considered appropriate.

At 31 December 2006, we have unrecognised net actuarial gains of HK$25 million related to our defined benefit pension plans. These gains will be recognised as a component of pension income or expense in future years. Our estimated 2007 expense related to our defined benefit pension plans of HK$14 million includes the recognition of approximately HK$1 million of these gains.

Under HKFRS, provision for severance payments in Thailand is accounted for under the actuarial method.

Under US GAAP, provision for severance payments in Thailand is accounted for under the gross method since the actuarial value of benefits on immediate termination exceeds the actuarial value of benefits at the expected date of separation.

(k)	Share-based payments

Under HKFRS, as described in Note 2(y)(ii), share-based payments expense is determined by reference to the fair value of the options granted. In accordance with HKFRS 2, the Group applied this HKFRS to share options that were granted after 7 November 2002 and had not yet vested at 1 January 2005.

Under US GAAP, the Group has early adopted SFAS No.123R “Share-Based Payment” from 1 January 2005. SFAS 123R replaces FASB statement No.123, “Accounting for Stock-Based Compensation” and supersedes APB No.25 “Accounting for Stock Issued to Employees”. SFAS No.123R requires the compensation cost relating to share-based payment transactions be recognised in the financial statements. That cost will be measured based on fair value of the equity or liability instruments issued. Under US GAAP, share options that were granted after 7 November 2002 and vested before 1 January 2005 were accounted for based on APB No.25. Share options that were unvested as at 1 January 2005 were measured in accordance with the transitional provisions of SFAS No.123R. The Group used the modified prospective transition method as specified in the standard.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(l)	Others

Other differences between HKFRS and US GAAP include:

(i)	Capitalisation of interest expense

Under HKFRS, interest costs incurred prior to the date the qualifying asset is ready for its intended use are capitalised as construction in progress to the extent that the borrowings are identified as being related to the acquisition of the qualifying asset.

Under US GAAP, interest costs incurred prior to the qualifying asset being ready for its intended use that could have been avoided if the expenditures for the qualifying asset had not been made are capitalised as construction in progress.

(ii)	Telecommunication spectrum licences

Under HKFRS, licence fee payments made in India before 1999 were recorded as period costs. Under US GAAP, licence fee payments made in India before 1999 were capitalised and amortised over the remaining licence period.

Under US GAAP, interest costs incurred prior to the launch of the network were also capitalised as part of licence, which were expensed under HKFRS.

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

Under US GAAP, the mobile telecommunication assets and related depreciation expense subject to this arrangement are recorded at their historical cost. A portion of the underlying assets has been impaired during the year ended 31 December 2004. Accordingly, impairment charge under US GAAP has been adjusted for the difference between the cost basis under HKFRS and US GAAP. Further, the related financial assets transferred to a third party under the defeased lease agreements have not met all of the criteria for treatment of a sale under SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The related assets and liabilities as at 31 December 2006 are HK$1,858 million (2005—HK$2,210 million, 2004 – HK$2,329 million).

(iv)	Lease arrangement

In March 2006, the Group entered into an agreement with a third party supplier for leasing certain block wiring systems built specifically for the Group with an option to purchase such systems at a certain price during the lease period. Under HKFRS, the lease arrangement is determined as an operating lease since it will not transfer substantially all the risks and rewards incident to the ownership according to the agreement. Under US GAAP, the installation of the block wiring systems is subject to EITF 97-10 “The Effect of Lessee Involvement in Asset Construction” and is considered integral equipment under FIN 43 “Real Estate Sales” and EITF 00-13 “Determining Whether Equipment is Integral Equipment subject to FASB Statements No.66 and No.98”. EITF 00-13 requires a lessee to record the construction cost during the construction period if the lessee has substantially all of the construction period risks. Such an evaluation is conducted through a maximum guarantee test. Since the deposit paid by the Group for the block wiring systems exceeds the project costs incurred by the third party supplier at the inception, the Group accounted for the arrangement as a construction contract and accordingly an amount of HK$19.6

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

(l)	Others (continued)

(iv)	Lease arrangement (continued)

million was recognised as fixed assets with a corresponding reduction of HK$5.7 million in trade and other receivables and an increase of HK$13.9 million in accounts payable and accruals under US GAAP. The corresponding depreciation will commence once the equipments installation is complete and ready for use.

(m)	Deferred taxation

HKFRS and US GAAP are substantially the same with respect to deferred income tax expense or benefit that affects the Group.

The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and US GAAP as described above.

(n)	Exchange translation adjustments

Under HKFRS, up to 1 January 2005, goodwill arising from business combinations was translated at historical exchange rates. As at 1 January 2005, with the adoption of HKAS 21, goodwill is translated at closing rate for acquisitions take place after 1 January 2005.

Under US GAAP, goodwill and intangible assets arising from business combination are translated at the exchange rates prevailing at the year end.

In 2005 and 2006, the amounts included in the reconciliation show the effect on the shareholders’ funds of the differences between HKFRS and US GAAP described above.

The cumulative translation adjustment impact of each reconciling item is included in each respective reconciling item in the reconciliation for shareholders’ funds. The cumulative translation adjustment line at the bottom of the reconciliation is the total of all such translation adjustments presented for information purpose.

Difference in operating profit

In 2004, the restated operating profit reported per HKFRS was HK$1,156 million and the restated operating loss reported per US GAAP was HK$558 million. The difference related to the classification of the profit on partial disposal of subsidiary company of HK$1,300 million being included in the operating profit per HKFRS and the rest attributed to the differences between HKFRS and US GAAP described above.

In 2005, the operating profit reported per HKFRS was HK$2,154 million and the operating profit reported per US GAAP was HK$1,966 million. The difference related to the classification of the profit on partial disposal of subsidiary company of HK$71 million being included in the operating profit per HKFRS and the rest attributed to the differences between HKFRS and US GAAP described above.

In 2006, the operating profit reported per HKFRS is HK$5,045 million and the operating profit reported per US GAAP is HK$4,594 million. The difference related to the classification of the profit on partial disposal of subsidiary company of HK$44 million being included in the HKFRS operating profit and the rest attributed to the differences between HKFRS and US GAAP described above.

Difference in presentation of minority interest

Under HKFRS, prior to 1 January 2005, minority interest in our results for the year was separately presented in the income statement as a deduction of profit or loss after tax before determining our net profit or loss attributable to shareholders (i.e. our equity holders). Upon adoption of HKAS 1 on 1 January 2005, minority interest is required to be included in the determination of our net profit or loss and total equity. This new presentation has been applied retrospectively and comparatives have been restated accordingly.

Under US GAAP, minority interest is deducted in the determination of our net income or loss and excluded from our total equity.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

Condensed Consolidated Statement of Changes in Shareholders’ Equity

	2004 HK$ millions	2005 HK$ millions	2006 HK$ millions	2006 US$ millions
Share Capital
Balance, beginning of year	1,125	1,125	1,188	153
Issuance of ordinary shares	—	63	3	—

Balance, end of year	1,125	1,188	1,191	153

Additional paid-in capital
Balance, beginning of year	19,417	19,041	20,959	2,704
Share issuance cost	(414)	—	—	—
Capitalisation of related company loans, net of interest	(108)	—	—	—
Waiver of loan from an intermediate holding company	146	—	—	—
Related to subsidiary companies acquired	—	1,801	—	—
Issuance of ordinary shares arising from exercise of employee share options	—	—	113	14
Share-based payments	—	117	96	12
Transfer from accumulated deficits	—	—	4	—

Balance, end of year	19,041	20,959	21,172	2,730

Accumulated other comprehensive income (AOCI)
Balance, beginning of year	—	—	—	—
Adjustment to AOCI	—	—	20	3

Balance, end of year	—	—	20	3

Accumulated deficits
Balance, beginning of year, as previously reported	(7,140)	(7,084)	(7,999)	(1,032)
Restatement	288	—	—	—

Balance, beginning of year, as restated	(6,852)	(7,084)	(7,999)	(1,032)
Net loss attributable to equity holders of the Company	(232)	(915)	(493)	(63)
Transfer to additional paid-in capital	—	—	(4)	—

Balance, end of year	(7,084)	(7,999)	(8,496)	(1,095)

Cumulative translation adjustments
Balance, beginning of year, as previously reported	(263)	(373)	(468)	(60)
Restatement	(275)	—	—	—

Balance, beginning of year, as restated	(538)	(373)	(468)	(60)
Translation adjustment	165	(214)	(70)	(15)
Related to subsidiary disposed of	—	119	—	—

Balance, end of year	(373)	(468)	(538)	(75)

Total shareholders’ equity	12,709	13,680	13,349	1,716

Variable interest entities (“VIEs”)

In 2005 and 2006, the Group conducts its operations in India and Thailand through entities in which the Company does not have voting control or a majority of the direct equity interest.

For the entities in India, in addition to its direct minority interest in each of the entities, in 2004 the Group also had indirect interests of varying percentages ranging from 0.3% to 25% in the Indian operating entities. In February 2005, after the India Restructuring, the Group had a direct 42.34% equity interest and an indirect attributable 13.9% equity interest in all the India operating entities. The Group’s indirect attributable equity interest in Hutchison Essar subsequently decreased by approximately 3% and then increased by approximately 1% in June and October 2005 respectively. In 2006, following the reorganisation of its holding structure in Hutchison Essar and the acquisition of an interest in IndusInd Telecom Network Limited, the Group held a direct 42.34% equity interest in Hutchison Essar and a 37.25% equity interest in an investment holding company holding a 19.54% equity interest in Hutchison Essar and a 45.79% equity interest in an investment holding company holding a 5.11% equity interest in Hutchison Essar. As a consequence, the Group consolidated the Indian operating entities as subsidiaries for the year ended 31 December 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

Variable interest entities (“VIEs”) (continued)

The Group has also established an entity to facilitate the sale and leaseback transaction described in Note l(iii) above. Under HKFRS, these entities are included as subsidiary companies for the reasons described in Note 2(d). Under US GAAP, these entities are variable interest entities as defined in Financial Accounting Standards Board Interpretation No. 46 (“FIN 46R”). As a result of the direct and indirect ownership interests and other financing arrangements, the Group has determined that it was the primary beneficiary, as defined in FIN 46R, for these entities from the date of acquisition or incorporation and, accordingly, has included the financial statements of these entities in the Group’s consolidated financial statements. FIN 46R has been applied for all periods presented.

The following principal entities are variable interest entities in which the Group is the primary beneficiary:

	Total Assets as at 31 December 2005 HK$ millions	Revenue for the year ended 31 December 2005 HK$ millions	Total Assets as at 31 December 2006 HK$ millions	Revenue for the year ended 31 December 2006 HK$ millions
Hutchison CAT Wireless MultiMedia Limited	1,419	1,045	1,700	1,016
Operating entities in India (Note 1)	14,004	9,991	N/A	2,181
Telecom Investments India Private Limited	1,024	—	3	—
Usha Martin Telematics Limited	1,069	6	66	2
Pacific Leasing Limited	2,210	—	1,858	—

The following entity is a variable interest entity in which the Group holds a variable interest, but is not the primary beneficiary:

	Hutchison Telecommunications Argentina S.A.		3 Global Services Private Limited
	2005 HK$ millions	2006 HK$ millions	2006 HK$ millions
Balances and results as at and for the year ended 31 December
Total assets	14	11	130
Revenue	32	22	464
(Loss) / profit attributable to shareholders	(113)	(16)	24
The Group’s maximum exposure to loss as a result of its involvement	552	561	—

Note 1: The Group consolidated the Indian operating entities as subsidiaries subsequent to the reorganisation of the holding structure in Hutchison Essar in March 2006.

Fair Value of Financial Instruments

The Group has put and call options to acquire certain minority interests in its variable interest entities in India and Thailand.

For entities in India, certain put and call options are exercisable at fair market value of its variable interest entities as per terms and conditions of respective option contracts.

For the entities in Thailand, the put and call options are exercisable at anytime at a nominal value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

Deferred Taxation

As of 31 December 2006, the Group had accumulated tax losses amounting to HK$12,618 million (2005 - HK$9,809 million) which may be carried forward and applied to reduce future taxable income which is carried in or derived from Hong Kong and overseas. The tax effect on the accumulated tax losses amounted to HK$2,775 million (2005 - HK$2,203 million).

The tax losses of certain subsidiary companies, mainly Hong Kong, can be carried forward indefinitely while the tax losses of the majority of the subsidiary companies in overseas will expire within periods ranging from 2007 to 2014. Realisation of deferred tax assets associated with tax loss carry forwards is dependent upon generating sufficient taxable income.

At 31 December 2006, a valuation allowance of HK$3,703 million (2005 - HK$2,578 million) had been provided for against the remaining deferred tax assets related to the tax losses carried forward, depreciation allowances and other temporary differences since management believes it is more likely than not that taxable income will not be sufficient in the foreseeable future to utilise the tax loss carried forward.

	31 December 2005 HK$ millions	31 December 2006 HK$ millions
Net deferred tax (liabilities) /assets:
Deferred tax liabilities	(768)	(954)
Deferred tax assets	3,492	4,697
Valuation allowance	(2,578)	(3,703)

	146	40

Share-based Payments

(i)	Employee Stock Option Plans of Partner Communications Company Limited

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

Share-based Payments (continued)

(i)	Employee Stock Option Plans of Partner Communications Company Limited (continued)

The Partner Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined taking into consideration the fair market value of a Partner Share at the time of grant. Such fair market value on any date will be equal to the average of the closing sale price of the Partner Shares during the preceding thirty trading days, as such closing sale price is published by the national securities exchange in Israel on which the Partner Shares are traded, or if there is no sale of Partner Shares on such date, the average of the bid and asked prices on such exchange at the closing of trading on such date, or if Partner Shares are not listed on a securities exchange in Israel or the over the counter market, the fair market value on such date as determined in good faith by the Partner Compensation Committee.

The board of directors of Partner adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner prior to Partner becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company.

Partner’s share-based compensation cost that was included in the consolidated income statement was HK$39 million for year ended 31 December 2006 (2005: HK$38 million). The total income tax benefit recognised in the consolidated income statement for share-based compensation arrangements was HK$3 million for the year ended 31 December 2006 (2005: HK$3 million).

The weighted average fair value of options granted during the year determined using the Black-Scholes valuation model that uses the assumption noted in the following table.

	After 1 April 2005	2006
Expected volatility	58%	39%
Expected dividend yield	0%	6.1%
Risk-free interest rate	3.5%	5.5%
Weighted average expected life	5 years	5 years

A summary of option activity under the employee stock option plan as of 31 December 2006, and changes during the year are presented below:

Options	Shares (in ‘000)	Weighted- Average Exercise Price (NIS)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (NIS million)
Outstanding at 31 December 2005	7,067	25.85
Granted	596	33.18
Exercised	(1,988)	22.72
Forfeited / Expired	(602)	27.14

Outstanding at 31 December 2006	5,073	27.78	7.5	104.0

Exercisable at 31 December 2006	2,377	26.57	6.6	51.6

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

Share-based Payments (continued)

(i)	Employee Stock Option Plans of Partner Communications Company Limited (continued)

The weighted-average grant-date fair value of options granted during the year was approximately NIS10.82, equivalent to HK$20 (2005 - HK$36). The total intrinsic value of options exercised during the year was approximately NIS36.8 million, equivalent to HK$68 million (2005 - HK$44 million).

Cash received from the exercise of option under all share-based payment arrangements during the year was approximately NIS44 million, equivalent to HK$78 million (2005 - HK$32 million).

At 31 December 2006, the total unrecognised compensation cost related to non-vested share-based compensation arrangements granted under the plans mentioned above amounted to NIS20.4 million equivalent to HK$38 million (2005 – HK$64 million).

(ii)	The HutchEssar Option Plan

The HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar (“HutchEssar Option Plan”) was approved for adoption by the shareholders of Hutchison Essar on 21 December 2005 and subsequently by the shareholders of the Company at the annual general meeting held on 16 May 2006. The HutchEssar Option Plan will be in effect for a period of 10 years from its effective date of 1 July 2005.

No option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange. The HutchEssar Option Plan provides that options granted to employees automatically vest as to 30% on either the expiry of the period of 12 months after the relevant date of offer of options (the “Offer Date”), or on the date on which Hutchison Essar’s shares are first traded on any recognised stock exchange (the “IPO Date”) or 1 January 2007, whichever is the latest; as to 30% on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever is the later; and as to 40% on either the expiry of the period of 36 months after the Offer Date, or at the expiry of 24 months after the IPO Date, whichever is the later. The relevant Indian regulations require a minimum period of 12 months between the grant of options and the vesting of such options. The exercise period in respect of a particular option shall commence from the date of vesting until the date falling 10 years from the offer of the option subject to earlier lapse in accordance with the provisions of the HutchEssar Option Plan.

The following share options were outstanding under the HutchEssar Option Plan during the year ended 31 December 2006:

Options	2005 (in ‘000)	2006 (in ‘000)	Weighted average exercise price (INR)
Outstanding options at beginning of the year	—	4,489	265.67
Granted	4,489	2,045	494.00
Exercised	N/A	N/A	N/A
Forfeited / Expired	—	(872)	416.08

Outstanding options at end of the year	4,489	5,662	324.96

Exercisable options at end of the year	N/A	N/A	N/A

No compensation cost was recognised with respect to these options during the year ended 31 December 2006 since there is no certainty that these options will vest in the foreseeable future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

36.	Reconciliation to US GAAP (continued)

Business Co-operation Contract

As discussed in Note 2(g), the Group obtained an investment licence to engage in a business co-operation under a Business Co-operation Contract (“BCC”) in Vietnam. Under HKFRS, the Group has recognised in its financial statements the assets that it controls and the liabilities that it incurs, as well as, the expenses that it incurs and its share of the income, if any, from the BCC. Under US GAAP, the BCC is accounted for as an operating lease in accordance with EITF 01-08 “Determining whether an arrangement contains a lease”. The difference between HKFRS and US GAAP does not have any impact on net income and shareholders’ equity as at 31 December 2006.

Effect of Recent Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires the use of a two-step approach for recognising and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective 1 January 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognised upon adoption of FIN 48. The Group is currently evaluating the impact of this Interpretation on our future results of operations and financial position.

Fair Value Measurement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 expands disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorises and prioritises the sources to be used to estimate fair value. We are required to adopt SFAS 157 effective 1 January 2008 on a prospective basis. The Group is currently evaluating the impact of this new standard on our future results of operations and financial position.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealised gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognised in earnings as incurred and not deferred. We are required to adopt SFAS 159 effective 1 January 2008. The Group is currently evaluating the impact of this new standard on our future results of operations and financial position.

Effect of Prior-Year Misstatements when Qualifying Misstatements in Current-Year Financial Statements

In March 2007, the FASB Staff Position issued a proposed FSP 154a “Considering the Effects of Prior-Year Misstatements when Qualifying Misstatements in Current-Year Financial Statements” (“FSP 154a”). FSP 154a extends the guidance for SEC registrants in SAB 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) to all other non-governmental entities that are not subject to the requirements of SAB 108. FSP 154a does not have any impact on the Group’s results of operations and financial position as the Group has adopted SAB 108 for its fiscal year ended 31 December 2006.