Form 20-F
period 2007-12-31
Hutchison Telecommunications International LTD
filed 2008-05-09
CIK 1293257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Edith Shih

Hutchison Whampoa Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

Telephone: 852 2128 1188

Facsimile: 852 2128 1178

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 15 Ordinary Shares of nominal value HK$0.25 each; and Ordinary Shares, nominal value HK$0.25 each	New York Stock Exchange Hong Kong Stock Exchange New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value HK$0.25 each	4,782,162,875

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☐            International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒            Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual or transition report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F, references to “our company,” “we,” “us,” “our” and similar terms refer to Hutchison Telecommunications International Limited and, unless the context otherwise requires, to its subsidiaries and associated companies.

Unless indicated otherwise, the financial information in this annual report has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and is presented in Hong Kong dollars. IFRS differs in some material respects from United States generally accepted accounting principles, or US GAAP.

•	references to “Ghanaian Cedi” or “GHC” are to the currency of Ghana;

•	references to “Hong Kong dollars” or “HK$” are to the currency of Hong Kong;

•	references to “Indonesian Rupiah” or “IDR” are to the currency of Indonesia;

•	references to “New Israeli Shekel” or “NIS” are to the currency of Israel;

•	references to “Sri Lankan Rupee” or “LKR” are to the currency of Sri Lanka;

•	references to “Thai Baht” or “THB” are to the currency of Thailand;

•	references to “U.S. dollars,” “USD” or “US$” are to United States dollars; and

•	references to “Vietnamese Dong” or “VND” are to the currency of Vietnam.

Discrepancies between totals and the sums of the amounts contained in any table may be as a result of rounding.

For your convenience, this annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on December 31, 2007, which was HK$7.7984 = US$1.00. In addition, this annual report contains translations of New Israeli Shekels, Indonesian Rupiah, Thai Baht, Vietnamese Dong, Sri Lankan Rupee and Ghanaian Cedi into Hong Kong dollars at the rates of NIS1.00 = HK$1.98, IDR1.00 = HK$0.00083, THB1.00 = HK$0.2316, VND1.00 = HK$0.00049, LKR1.00 = HK$0.0718 and GHC1.00 = HK$0.00081, respectively. This does not mean that the currencies have been or could be converted at any of these rates.

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

We use words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Item 3. Key Information—Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report which are beyond our control include, but are not limited to:

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	interest rates;

•	the monetary and interest rate policies of the countries in which we operate;

•	inflation or deflation;

•	foreign exchange rates;

•	the performance of the financial markets in the countries in which we operate and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which we operate; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3. Key Information—Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data about our company. We have derived the consolidated financial data as at and for the years ended December 31, 2006 and 2007 from our audited consolidated accounts included in this annual report on Form 20-F. The summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, these consolidated accounts, including the related notes. These accounts have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm.

Our financial statements were prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, in previous years. With effect from the year ended December 31, 2007, we prepared our financial statements in accordance with IFRS; we have also presented the results for the year ended December 31, 2006 in accordance with IFRS in the attached financial statements. No transition difference between HKFRS and IFRS was identified. Please see note 4 to the accounts for details of the transition to IFRS.

You should read the following summary consolidated financial data in conjunction with the rest of this annual report, including our consolidated accounts and the related notes and the more detailed information contained in “Item 5. Operating and Financial Review and Prospects.” For a description of the basis of presentation of these accounts, see note 3 to our accounts and “Item 5. Operating and Financial Review and Prospects—Basis of Preparation of Accounts.”

	Year ended December 31,
	2006	2007
	HK$	HK$	US$
	(in millions, except per share data)
Consolidated income statements
Continuing operations:
Turnover	17,923	20,401	2,616
Cost of inventories sold	(2,164)	(2,671)	(343)
Staff costs	(1,897)	(2,295)	(294)
Depreciation and amortization	(3,804)	(4,226)	(542)
Other operating expenses	(8,685)	(10,182)	(1,306)

	1,373	1,027	131
Impairment charge for Thailand segment	—	(3,854)	(494)
Profit on disposal of investments and others, net	44	8	1

Operating profit/(loss)	1,417	(2,819)	(362)
Interest income	66	1,619	208
Interest and other finance costs	(1,652)	(1,335)	(171)
Share of results of associates	(1)	—	—

Loss before taxation	(170)	(2,535)	(325)
Taxation	(653)	(191)	(24)

Loss for the year from continuing operations	(823)	(2,726)	(349)

Discontinued operations:
Profit from discontinued operations(1)	2,399	70,502	9,040

Profit for the year	1,576	67,776	8,691

Attributable to:
Equity holders of the Company:
—continuing operations	(1,191)	(3,147)	(403)
—discontinued operations	1,392	70,031	8,980

Total profit attributable to equity holders of the Company	201	66,884	8,577

Minority interest
—continuing operations	368	421	54
—discontinued operations	1,007	471	60

Total profit attributable to minority interest	1,375	892	114

Profit for the year	1,576	67,776	8,691

Basic and diluted loss per share from continuing operations attributable to equity holders	(0.25)	(0.66)	(0.08)

Basic and diluted earnings per share attributable to equity holders	0.04	14.01	1.80

(1)	The HK$70,502 million profit from discontinued operations for the year ended December 31, 2007 is a result of the disposal of our entire interest in CGP Investments (Holdings) Limited, as further described in “Item 5. Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2007 compared to the year ended December 31, 2006—Group Results.”

	As at December 31,
	2006	2007
	HK$	HK$	US$
	(in millions)
Consolidated balance sheets
Assets
Cash and cash equivalents	2,048	36,611	4,695
Other current assets	10,549	5,242	672

Total current assets	12,597	41,853	5,367
Total non-current assets	67,121	34,570	4,433

Total assets	79,718	76,423	9,800

Liabilities
Current borrowings	16,048	5,083	652
Other current liabilities	13,817	8,132	1,043

Total current liabilities	29,865	13,215	1,695

Non-current borrowings	23,369	5,937	761
Deferred tax liabilities	1,075	584	75
Other non-current liabilities	2,992	2,551	327

Total non-current liabilities	27,436	9,072	1,163

Total liabilities	57,301	22,287	2,858

Capital and reserves
Share capital	1,191	1,195	153
Reserves	15,468	50,089	6,423

Shareholders’ equity	16,659	51,284	6,576
Minority interest	5,758	2,852	366

Total equity	22,417	54,136	6,942

Total liabilities and equity	79,718	76,423	9,800

Exchange Rate Information

The exchange rates set forth below between the Hong Kong dollar and the U.S. dollar (in HK$ per US$) are based on the noon buying rate in New York City for cable transfers as certified by the Federal Reserve Bank of New York. On May 2, 2008, the exchange rate was HK$7.7951 per US$1.00. The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
Month	High	Low
	(HK$ per US$1.00)
November 2007	7.7890	7.7573
December 2007	7.8073	7.7879
January 2008	7.8107	7.7961
February 2008	7.8012	7.7807
March 2008	7.7897	7.7642
April 2008	7.7963	7.7863

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2003	7.7864
2004	7.7899
2005	7.7755
2006	7.7685
2007	7.8008

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

Risks Relating to Our Business

Our net income will depend in large part on the level of global interest rates and any disposition of our cash balances, as well as the value of the U.S. dollar relative to other major currencies.

We currently maintain a significant level of cash, which is currently invested in floating rate time deposits. As a result, a significant part of our income is expected to be interest income from our cash. Our investments in floating rate instruments will vary with global interest rates, especially with the U.S. dollar London interbank offered rate, or LIBOR.

In addition, substantially all our deposits are denominated in U.S. dollars. Since 1984, the exchange rate for the Hong Kong dollar has been pegged to the value of the U.S. dollar; but there is no guarantee that the peg will continue. Fluctuations in foreign exchange rates, including continued depreciation of the U.S. dollar relative to other major currencies, could adversely affect the value of our cash balances. Although we may choose to hedge our foreign currency risk, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations.

Our interest income was HK$1,619 million (US$207.6 million) in 2007, however, we intend to use all or a significant portion of our current cash balance to invest in assets or to expand our business, which would result in significantly lower interest income. In addition, capital investments in existing or new markets may not immediately produce operating income, and we cannot assure you that any such investment would be successful. As a result, the disposition of our cash balances could have a material adverse effect on our financial results. See “—We may face risks associated with acquisitions, investments, strategic partnerships or other ventures.”

Following our sale of CGP Investments Holdings to Vodafone, our financial condition and results of operations are significantly dependent upon our Israel and Hong Kong operations

Following our sale of CGP Investments (Holdings) Limited, or CGP Investments Holdings, to Vodafone in May 2007, our Israel and Hong Kong operations represent a high percentage of our continuing operations. Excluding discontinued operations, our Israel and Hong Kong operations represented approximately 57.1% and 35.3%, respectively, of our total turnover and 213.1% and 67.1%, respectively, of our total operating profit before impairment charges and profit on disposal of investments and others for the year ended December 31, 2007. Our Israel and Hong Kong operations accounted for approximately 28.9% and 24.5%, respectively, of our total customers as at December 31, 2007. Changes in demand, economic and political developments, regulatory changes and operational difficulties in either or both of these markets will have a significantly greater effect on our results than when our results included the India operations. If our turnover from these two markets declines and we are not able to generate a comparable amount of income from our other market areas, our business and financial performance may be adversely affected.

We may face risks associated with acquisitions, investments, strategic partnerships or other ventures

With the cash balance arising from the sale of CGP Investments Holdings, we intend to seek opportunities in telecoms markets that we believe can create long-term value for our shareholders. This may result in us pursuing strategic acquisitions or investments as appropriate opportunities arise. We may not be successful in identifying suitable acquisition, investment or strategic partnership candidates. Even if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or on a timely basis, or at all. In addition, we may incur indebtedness to pay for any acquisition or investment. Such acquisitions and investments involve other risks, such as:

•	the diversion of our management’s attention and other resources from other business concerns;

•	expenses, delays and difficulties in assimilating and integrating the operations, technologies, products and personnel of the acquired company;

•	not realizing the anticipated benefits of any acquisition or investment;

•	adversely affecting our financial condition due to the timing of the acquisition or investment; and

•	potentially acquiring undisclosed or underestimated liabilities.

If any of these risks are realized, our business, financial condition and results of operations could be materially adversely affected.

In addition, we may acquire investments denominated in currencies other than the U.S. dollar. A change in foreign currency exchange rates relative to the U.S. dollar may have an adverse impact on returns on any of these non-U.S. dollar denominated investments. Although we may choose to hedge our foreign currency risk, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. Investments in foreign countries also subject us to risks of multiple and conflicting laws and regulations and political and economic instability abroad, which could adversely affect our return on these investments.

We face significant competition in our markets, which could affect current and potential customers, revenues and profitability

We face significant competition in our markets. In particular, we expect competition among providers of mobile telecommunications services, including new entrants (such as mobile virtual network operators, or MVNOs, which are providers of mobile telecommunications services that do not own their own allocation of spectrum), to continue to drive prices lower for services and handsets (which we subsidize in some markets). In addition, number portability requirements, which enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, have been introduced in some of the markets in which we operate, including our largest markets of Hong Kong and Israel, and may be introduced in other markets in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase our marketing, distribution and administrative costs, slow growth in the number of our customers and reduce our revenues.

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

We may have financial exposure as a result of warranty or indemnity obligations assumed in connection with the sale of CGP Investments Holdings

We may be subject to claims or have to make payments as a result of warranty or indemnity obligations assumed in connection with the sale of interests relating to CGP Investments Holdings to Vodafone. Furthermore, the Indian tax authorities may consider the gain arising from this sale to be taxable in India.

The Indian tax authorities have initiated an attempt to investigate certain aspects of such sale, focusing on whether Vodafone should have withheld tax from the acquisition proceeds. Vodafone has taken court action in India to quash such attempt.

We believe that the sale is not taxable in India and therefore neither is any Indian tax payable by us nor was Vodafone required to withhold any Indian tax. Accordingly, we have not provided for any claims or Indian tax liabilities in connection with the sale. However, we cannot assure you what the final outcome will be. If we eventually make any such payments or suffer any Indian tax on this sale, it may have a material adverse effect on our financial position.

We may not realize the benefits we expect from our capital expenditures, which may adversely impact our business

We have made significant capital expenditures on our network infrastructure and information technology systems to provide the services we offer. Our capital expenditures on continuing operations were HK$3,930 million in 2006 and HK$5,436 million (US$697.1 million) in 2007, a significant majority of which were comprised of expenditures on telecommunications and network equipment. In order to continue to develop our business and offer new services, we intend to continue to invest in networks in new service areas as well as new technologies, which we expect will result in substantial capital expenditures. Our estimated capital expenditure for 2008 is HK$7,000 million (US$897.6 million), approximately two-thirds of which we expect to be used for network build-out in our operations in Indonesia and Vietnam.

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

Any asset impairment could adversely affect our financial condition and results of operations

We have non-current assets such as property, plant and equipment, other intangible assets, goodwill and investments in associates, and we are required to review these assets for impairment at the end of each financial year. This review is made with reference to the recoverable amounts in respect of those assets. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value-in-use. If the value of an asset as reflected in our balance sheet is higher than its recoverable amount, we must make an asset impairment charge to our income statement. For example, in light of the continuous losses incurred in our operations in Thailand and our cash flow forecasts for this segment that have indicated that certain non-current assets would not be recoverable from future operating cash flow of the current business, we recognized an impairment charge of HK$3,854 million (US$494.2 million) in our income statement for 2007 based on the recoverability test related to non-current assets in accordance with the provisions of IAS 36 “Impairment of Assets.” See Note 11 to our financial statements. In addition, during the first half of 2007, we launched our Vietnam operations by using code division multiple access, or CDMA, technology. Due to intensified competition in the market, our Vietnam operations have had fewer customer activations than expected. In light of the lower than expected customer activations and unfavorable business prospect for CDMA services, we applied to and, on March 8, 2008, received approval from The People’s Committee of Hanoi City to permit us to switch our operating spectrum from CDMA to a GSM service. Upon the completion of our migration to GSM technology in Vietnam, we will discontinue the use of certain of our CDMA-based network equipment. We are in the process of evaluating the carrying value of the discontinued assets for impairment.

The recoverable amount of an asset depends on the prevailing market conditions at the time of the review, the nature of the asset, its fair value and estimated future cash flows that are expected to be derived from the asset. The discount rate used in this review reflects our current market assessment of the time value of money and the risks specific to the asset. As at December 31, 2007, our non-current assets that are subject to asset impairment review amounted to approximately HK$34,174 million, representing 44.7% of our total assets. If we make additional acquisitions, it is likely that we will record additional assets on our books that would be subject to impairment review. Any reduction in the recoverable amount of an asset below its carrying value, whether due to a weak economic environment, challenging market conditions, asset or portfolio sale decisions by management or some other condition or occurrence, could be charged to the income statement. Any asset impairment charge could adversely affect our results of operations and shareholders equity in the period in which the impairment occurs.

102% of our profits for 2007 arose from the sale of CGP Investments Holdings, and on June 29, 2007 we paid a special dividend, which was discretionary. We can offer no assurance that we will continue to generate such level of profits or that we will pay any special dividends

We have recorded negative cash flows in recent years. In 2007, we recorded a loss from continuing operations of HK$2,726 million, primarily as a result of an impairment charge related to our Thailand operations. It is possible that we will record losses in some future periods, and we cannot assure you that our losses will not increase in the future or, in the event that we do have profits, that we will be able to sustain our operating profits. We refer you to “Item 5. Operating and Financial Review and Prospects” for more information regarding our financial condition and results of operations.

In addition, subsequent to the sale of CGP Investments Holdings we paid a special dividend of HK$6.75 (US$0.87) per share and US$12.96 per ADS, or HK$32,234 million (US$4,133.4 million) in the aggregate. The payment of this dividend was discretionary. We cannot assure you that we will generate such level of profit or that we will decide to pay any special dividends in the future.

Our major shareholder may take actions that are not in, or may conflict with, our other shareholders’ best interests

Our largest shareholder is Hutchison Whampoa Limited, or Hutchison Whampoa, which as at April 21, 2008 held approximately 59.3% of our shares through its wholly-owned subsidiaries, which gives it the ability to control actions that require majority shareholders’ approval. In addition, Cheung Kong (Holdings) Limited, or Cheung Kong Holdings, which as at the same date held 49.97% of Hutchison Whampoa through its wholly-owned subsidiaries, held 1.1% of our shares through its wholly owned subsidiaries. Also, as at April 21, 2008, Mr. Li Ka-shing, Chairman of Hutchison Whampoa, held 5.6% of our shares through companies wholly owned by him. Cheung Kong Holdings has, pursuant to Rule 13d-4 under the Exchange Act, expressly disclaimed beneficial ownership of those of our shares held by Hutchison Whampoa.

If the interests of our major shareholder conflict with the interests of our other shareholders, or if our major shareholder chooses to cause our business to pursue strategic objectives that conflict with the interests of our other shareholders, those other shareholders could be disadvantaged by the actions that Hutchison Whampoa chooses to pursue. We cannot assure you that any conflict of interests and overlap of business activities and operations between Hutchison Whampoa and us will not materially and adversely affect our financial condition, results of operations and prospects.

Furthermore, certain adverse events may occur if Hutchison Whampoa’s equity interest in our company falls below specified thresholds, which is an event that would be beyond our control. For example, certain of our financing and license agreements may be terminated if Hutchison Whampoa’s equity interest falls below specified levels.

We do not own all of the intellectual property rights necessary to operate our business, and if any of these intellectual property rights become unavailable to us, we could face disruptions in our operations

We do not own all of the intellectual property rights in the brand names that we use to market our services. We have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3,” “Hutch” and “Hutchison Telecom” and other trademarks that include the word “Hutchison” or derivations thereof royalty-free until the relevant change of control provisions as agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. We use the “3” brand in Hong Kong, Macau and Indonesia, and the “Hutch” brand in Thailand and Sri Lanka. We also have been granted licenses to use certain trademarks from non-Hutchison Whampoa entities, notably the “orange™” brand, which we license from a subsidiary of Orange SA. We use the “orange™” brand for our mobile telecommunications operations in Israel. In addition, the “HT Mobile” trademark, which is used by our Vietnam operations, is owned by Hanoi Telecommunications Joint Stock Company, or Hanoi Telecom, our partner in Vietnam.

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

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes and U.S. holders of our shares may be subject to special rules regarding taxation because of our PFIC status

A non-U.S. corporation is classified as a PFIC if: (i) 75 percent or more of its gross income (including its pro rata share of gross income of any corporation of which it is considered to own 25 percent or more of the shares by value) in a taxable year is passive income, or (ii) 50 percent or more of its assets by value (including its pro rata interest in the assets of any company of which it is considered to own 25 percent or more of the shares by value) produce, or are held for the production of, passive income. Notwithstanding our receipt of the cash proceeds from our sale of CGP Investments Holdings to Vodafone in 2007, based on our audited accounts and relevant market and shareholder data, we do not believe we were a PFIC for 2007.

However, our continued holding of the cash balances we retain may cause the average value of our assets producing passive income to equal or exceed 50% for our 2008 taxable year. The determination of PFIC status is made on an annual basis, and will depend on, among other factors, how we use the cash balance, when such use of the cash balance occurs, and, if necessary, the availability of a special relief provision under Section 1298(b)(3) of the US Internal Revenue Code of 1986, or the Code, for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business, also known as the change of business exception.

To qualify for the change of business exception, we would need to satisfy the following conditions: (i) we have never previously been a PFIC; (ii) “substantially all” of the passive income for the year is attributable to proceeds from the disposition of one or more “active trades or businesses,” as these terms are used and interpreted under the Code; and (iii) we are not a PFIC for either of the next two taxable years. We have received a ruling from the U.S. Internal Revenue Service, or IRS, confirming that our disposition of CGP Investments Holdings to Vodafone qualifies as the disposition of one or more “active trade or businesses” within the meaning of the change of business exception. Notwithstanding our receipt of the ruling letter, in order to qualify for the change of business exception in 2008, we would need to satisfy the three conditions listed above. In particular, in order to avoid PFIC status in either of the two subsequent years, we would need to reduce our holdings of assets generating passive income, increase the average value of our non-passive assets, or do both such things so that less than 50% of the average value of our total assets in 2009 and 2010 are passive. These actions could affect our ability to implement our business strategy or cause us to suffer losses. In addition, we cannot assure you that we will be successful in reducing our holdings of passive assets or increasing our holdings of non-passive assets. If we are found to be a PFIC for 2009 or 2010, then we would be retroactively ineligible for the change of business exception, but may not know and will not be able to inform you of such determination until 2010 or 2011.

We cannot assure you that we will not be a PFIC for 2008 or any subsequent taxable year. If we are a PFIC, U.S. shareholders will be subject to certain adverse U.S. federal income tax consequences with respect to, among others, (i) the tax rates for dividends, (ii) “excess distributions” and (iii) gains realized on the sale or other disposition of shares. The consequences of our being a PFIC are described further in “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

The ability of our operating companies to generate earnings is important to our business, and any decline in the earnings of our operating companies or restrictions on our ability to transfer or convert currencies from the countries in which our operating companies are located could materially and adversely affect our earnings.

We currently conduct all our operations through our operating companies. Our sources of cash flows include interest income, dividends paid to us by our operating companies and shareholder loans repaid to us by our operating companies. If earnings from our operating companies were to decline or if our operating companies were unable to repay the shareholder loans, our earnings could be materially and adversely affected.

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

As a result of statutory or regulatory restrictions on foreign ownership, we do not own the majority of the voting stock in all of our operating companies and, as a result, we do not have complete control of these companies, which may limit our ability to cause these operating companies to take actions we believe would be beneficial to our shareholders

Governmental policy and/or regulations in some countries in which we currently operate or may operate in the future limit the nature and extent of our investments in those countries. For example, in Vietnam, foreign ownership of an entity that operates a telecommunications network is limited and subject to government approval, as a result of which we conduct our operations there through a business cooperation contract with a Vietnamese partner that owns the network.

As a result, our ownership interests in our operating companies in these countries do not in every instance provide us with the ability to control all actions that require shareholder approval and our ability to manage such operating companies may be hindered. Although we may participate in the management of such operating companies, we may not have the ability to prevent them from engaging in activities or pursuing strategic objectives that may conflict with our interests or overall strategic objectives. See “Item 4. Information on the Company—Business Overview—Operating companies review—Vietnam.”

We may need to rely upon an exemption to avoid being regulated as an investment company under the U.S. Investment Company Act of 1940 and might be required to take actions that are inconsistent with our business interests or objectives if we are no longer able to rely on an exemption

The U.S. Investment Company Act of 1940, or the 1940 Act, provides that a company is an investment company if, among other things, more than 40% of the value of the company’s total assets is represented by investment securities, which, under the applicable definition, includes minority equity investments and certain short-term debt securities. The 1940 Act contains substantive regulations with respect to investment companies, including restrictions on their capital structure, operations and transactions with affiliates that would be incompatible with our operations.

Our primary business is our telecommunications operations. Nevertheless, as a result of the cash balances we retain from our sale of CGP Investments Holdings to Vodafone in 2007, there is a risk that we could be classified as an investment company for the purposes of the 1940 Act. If we were classified as an investment company, we believe that we currently would be eligible for certain exemptions from regulation under the 1940 Act. If we were to be classified as an investment company and were not eligible for an exemption, we might be required to take actions that are inconsistent with our business interests or objectives, such as reducing our holdings of cash and/or securities or increasing our holdings of assets that are not investment securities. These actions could affect our ability to implement our business strategy or cause us to suffer losses.

In addition, if we were deemed to be an investment company and were not eligible for an exemption, we would, among other things, effectively be precluded from making offerings of our securities in the United States. This could impede our ability to raise additional capital or to implement our business plan.

Risks Relating to Markets Where We Operate

Depreciation or fluctuation of the currencies in which we conduct operations relative to the Hong Kong dollar and foreign exchange restrictions could adversely affect our financial condition and the results of our operations

If the currencies of various countries in which we conduct our operations fluctuate relative to the Hong Kong dollars, which we use as our presentation currency in our consolidated accounts, these fluctuations may result in exchange losses or gains and increases or reductions in our debt after translation into Hong Kong dollars. In 2007, we recorded a net exchange gain of HK$84 million (US$11 million) compared to a net exchange loss of HK$16 million in 2006.

In December 2006, the Bank of Thailand imposed restrictions on the conversion of foreign currency in Thailand into Thai baht; these restrictions were subsequently removed on March 3, 2008. While in place, these restrictions affected our ability to freely transfer U.S. dollar inter-company loan proceeds into Thai baht and, as a result, we entered into foreign exchange swap contracts with various banks in Thailand. As at December 31, 2007, we had approximately US$1,095 million of foreign currency swaps outstanding with commercial banks. If we decide to unwind all or a portion of the outstanding foreign exchange swaps contracts, it could give rise to a material adverse impact on our results of operations in the future.

Several countries in which we operate have restrictions on foreign ownership, and changes in the regulations or policies, or their application or interpretation, could have a material adverse effect on our financial condition and results of operations

The regulators in countries such as Israel, Indonesia, Thailand and Vietnam, in which we are subject to foreign ownership restrictions, may re-evaluate foreign ownership restrictions and other regulations applicable to the telecommunications and other sectors.

Any changes of law, regulation or policy, or clarifications of, or changes in, the application or interpretation of any of those existing or proposed laws, regulations or policies could require us to remove or amend our existing arrangements and reduce our voting and/or economic interests in the relevant companies. Any such removal, amendment or reduction could affect our ability to implement our business strategy in the affected countries.

Furthermore, we do not have complete control over whether those of our operating companies that are subject to foreign ownership restrictions are compliant with such restrictions. Compliance may be affected by whether other shareholders in these operating companies are domestic or foreign, as determined in accordance with the applicable rules, regulations or license conditions.

If foreign ownership restrictions are determined to have been violated, monetary and criminal penalties could be imposed, and relevant licenses or agreements could be cancelled. Any of the foregoing could have a material adverse effect on our financial condition and the results of our operations.

Partner Communications Company Ltd., or Partner, is exposed to, and currently engaged in, a variety of legal proceedings, including class action lawsuits.

Due to the legal environment of Israel and the scope and magnitude of Partner’s operations, Partner is subject to the risk of a large number of lawsuits, including class action suits by consumers which may be costly to defend and which may result in significant judgments against it. The Israeli Class Actions Law, 2006 and the 2005 amendment to the Israeli Consumer Protection Law, 1981, include provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of these laws. These laws have reduced the requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. These laws may increase the number of requests for approval of class actions and the number of class action suits against Partner, and may increase Partner’s legal exposure and legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, Partner is engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts. See “Item 8. Financial Information—Legal Proceedings—Israel.”

Volatility in social, political and economic conditions in the countries where we operate may adversely affect our business.

Many of our operating companies and a substantial portion of our total assets are located in countries, including Israel and Sri Lanka, that have experienced social, political and economic volatility. Ongoing conflict and violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on the business, financial condition or results of operations of our Israeli business. During an emergency in Israel, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation, control of our network in Israel may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the Israeli public. During such circumstances, the Israeli government also has the right to withdraw temporarily some of the spectrum granted to our Israeli business.

In Sri Lanka, the armed conflict and violence between the Sri Lankan government and Tamil separatists continue. Developments in these countries and other countries in which we operate in the future, including uncertainties arising from economic liberalization and deregulation policies, future economic crises, outbreaks of hostility and political instability, may have a material adverse effect on our business, financial condition and results of operations.

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

For example, the Ministry of Communications of Israel is evaluating roaming charges and may introduce new regulations that would limit fees Israeli mobile phone companies charge for calls made by foreign network operators’ customers while in Israel using Partner’s network as well as for calls made by Partner’s customers using their handsets abroad. Because Partner considers roaming charges to be a significant source of revenue, such regulatory changes could adversely affect our revenues. In addition, regulators in Israel have instituted a number of other reforms in recent years and are considering a variety of other actions that could adversely affect our revenues. See “Item 4. Business Overview—Regulation—Israel.”

In some cases, regulators may also be competitors. While regulators may have been granted powers to ensure a level playing field among the various mobile telecommunications operators, we cannot assure you that the relevant government will ensure a level playing field between government-owned companies and private operators.

Required licenses and permits may be difficult to obtain in those countries where we operate a network, and once obtained may be amended or revoked or may not be renewed

Our operation of telecommunications networks and the provision of related services are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Our operating licenses specify the services we can offer and the frequency spectrum we can utilize for mobile operations. These licenses are subject to review, interpretation, modification or termination by the relevant authorities. We cannot assure you that the relevant authorities will not take actions that could materially and adversely affect us. Our operating licenses are generally renewable upon expiration. However, we cannot assure you that they will be renewed or that any renewal on new terms will be commercially acceptable to us. If we fail to renew any of our licenses, we may lose the ability to continue to operate the affected business, and the realizable value of our relevant network infrastructure and related assets may be materially and adversely affected. See “Item 4. Business Overview—Regulation.

The rules of some government regulatory authorities that have jurisdiction over our operations may require us to meet specified network build-out requirements and schedules and satisfy various obligations, including minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause us to expend more resources than otherwise budgeted for a particular network build-out.

The deployment of our networks requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits may include building, construction and environmental permits, antenna and mast deployment approvals and other various planning permissions. We have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits. For example, our Israeli business, like its competitors, has experienced difficulties in obtaining some consents and permits, especially those from local building authorities. As at December 31, 2007, approximately 10% of our antenna sites in Israel were operating without local building permits or applicable exemptions. Failure to obtain cell sites could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Operating network sites without building or other required permits may result in criminal or civil liability to Partner or its officers and directors. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

In Indonesia, we have experienced delays in obtaining necessary local permits and licenses and this has slowed our rollout and expansion of services. Continued or extended delays may have an adverse effect on our growth and results of operations for our Indonesian operations.

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

Our allocated spectrum may be insufficient for the expansion of our mobile telecommunications business

The operation of our mobile telecommunications networks is limited by the amount of spectrum allocated to us in the countries where we operate. Allocation of spectrum is determined by the relevant governmental authorities in those countries. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. Although we believe that our current spectrum allocation is sufficient for expected customer growth going forward, our future profitability may be materially and adversely affected if our allocated spectrum proves inadequate in the future for the expansion of our mobile telecommunications business, particularly for Indonesia and Vietnam, two of the markets in which we expect substantial customer growth.

Risks Relating to Our ADSs and Ordinary Shares

Our board of directors may suspend voting rights attaching to some shares as necessary to avoid any of our subsidiaries or affiliates being in breach or default

Our articles of association provide that if any person directly or indirectly has or acquires an interest in a number of our shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any of our subsidiaries or affiliates (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or any requirement of any governmental or regulatory authority, our directors have the discretion to suspend the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company. Our directors also have the ability to restrict the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity. See “Item 10. Additional Information—Memorandum and Articles of Association—Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shareholders—Voting Rights.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. Business Overview

Group Overview

We are a global provider of mobile and fixed-line telecommunications services. We currently operate telecommunications services in eight markets around the world: Hong Kong, Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana.

Notable developments during 2007 and 2008 included the following:

•

On March 18, 2008, PT Hutchison CP Telecommunications (formerly known as PT Cyber Access Communications), or PT Hutchison CP, entered into a conditional agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia, or Protelindo, for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). The sale is expected to be made in tranches over a two-year period. As a condition to the agreement, PT Hutchison CP and Protelindo will enter into a lease agreement granting PT Hutchison CP (i) the right to use the capacity reserved for PT Hutchison CP on the base station towers sold under the agreement and related infrastructure as PT Hutchison CP may elect for an initial period of twelve years which, at PT Hutchison CP’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price. On the basis that the sale is treated as a sale of all the 3,692 base station tower sites and the lease is treated as an operating lease, we expect to realize a disposal gain of approximately US$236 million (approximately HK$1,832 million) from the sale.

•

On March 8, 2008, we received approval from The People’s Committee of Hanoi City to permit us to switch our operating spectrum from CDMA to a GSM service. In connection with the change, we were granted an Investment Certificate for a period of 15 years. We believe a GSM-based service will provide better business prospects.

•

On January 17, 2008, we entered into an agreement to sell to EGH International Limited, or EGH, all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa Telecom Limited, or Kasapa, the operating company for the Ghana operations, for a cash consideration of HK$583.5 million (US$74.8 million). We expect to complete the sale in the first half of 2008.

•

On January 16, 2008 we announced that we would recognize an impairment charge against the full value of all non-current and intangible assets we hold in relation to our mobile telecommunications business in Thailand. This impairment charge of HK$3,854 million (US$494.2 million) was recognized, and a corresponding deferred tax credit of HK$421 million (US$54.0 million) was realized, in our 2007 audited consolidated financial statements.

•

On February 11, 2007, we entered into an agreement to sell, and on May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company that held, through various subsidiaries, all of our direct and indirect equity and loan interests in the India operations, comprising Hutchison Essar and its subsidiaries, for cash consideration of US$11,074 million (HK$86.6 billion) before costs, expenses and interest payable by Vodafone, plus the assumption of US$2.0 billion (HK$15.6 billion) of net debt. On May 8, 2007, we also entered into a supplemental deed with Vodafone pursuant to which Vodafone, in consideration for waiving certain potential claims against us under the sale and purchase agreement, was permitted to retain US$352 million (HK$2.8 billion) from the sale price to apply against certain specified liabilities that Vodafone might incur in connection with the interests that it had effectively acquired during a period of up to ten years following the date of completion of the sale. Considering the terms surrounding the retention and release of the amount retained by Vodafone, our board of directors has decided to make a full provision against recovery of any part of the amount retained by Vodafone. Under the terms of the sale and purchase agreement that we entered into with Vodafone, we also agreed to restrictions on our ability to directly or indirectly carry on, engage in or acquire an economic interest in, any business in India that competes with the telecommunications business of Hutchison Essar for a period of three years from the date of completion of the sale.

As a result of the sale, we realized a pre-tax gain of HK$69,343 million (US$8,892.0 million). We also realized a net cash inflow of HK$83,185 million (US$10,666.9 million).

•	On June 29, 2007, we paid a special dividend to shareholders of HK$6.75 (US$0.87) per share, or HK$32,234 million (US$4,133.4 million) in the aggregate.

•	In the first half of 2007, we launched GSM and 3G mobile telecommunications services in Indonesia under the “3” brand.

•	In the first half of 2007, Partner was granted a license for the provision of domestic fixed-line telecommunications services in Israel.

•	Also in the first half of 2007, we launched nationwide mobile telecommunications services in Vietnam under the brand name “HT Mobile.”

Using 2G GSM, CDMA, GPRS, and 3G platforms, we offer customers a wide variety of telecommunications services, ranging from basic voice and data services to multimedia services using advanced mobile technology.

Our 3G services in Hong Kong, Israel, Macau and Indonesia bring customers a wide range of content covering sports, news, entertainment and finance. In Israel and Hong Kong, we offer HSDPA technology, which permits significantly faster data transfer rates. Through the “X-Series” services, in Hong Kong and Macau we also provide our customers with access to a host of popular mobile broadband Internet applications.

In Thailand we provide multimedia services over CDMA2000 1X networks. We will continue to provide multimedia services over CDMA2000 1X network in Vietnam until we commence our network migration to a GSM network, which is scheduled to occur in mid-2008.

Each of our businesses enjoys access to our global brands. We use the “3” brand in Hong Kong, Macau and Indonesia and the “Hutch” brand in Thailand and Sri Lanka. In Israel, we use the “orange™” brand, and in Vietnam we use the “HT Mobile” brand.

In 2007, we had total turnover of HK$20,401 million (US$2,616.0 million). Our operating loss in 2007 was HK$2,819 million (US$361.5 million), and profit attributable to equity holders was HK$66,884 million (US$8,576.6 million), including HK$70,031 million that was attributable to our sale of CGP Investments Holdings. As at December 31, 2007, we had a total of approximately 9.9 million mobile customers. The following table sets forth the number of our mobile customers by market as at December 31, 2007.

Market	Number of Mobile Customers
(thousands)
Israel	2,860
Hong Kong mobile (including Macau)	2,427
Thailand	978
Indonesia	2,039
Others:
Sri Lanka	1,141
Vietnam	152
Ghana	289

Total	9,886

In addition, our fixed-line operations had over 346,000 residential voice lines and approximately 255,000 residential broadband customers as at December 31, 2007.

Business strategy

Our main strategy is to develop mobile telecommunications services in markets with the potential for high growth, in terms of customers and/or the value of services provided as well as continuing to develop our high-speed multimedia mobile telecommunications business in more developed markets. We believe that a combination of businesses at different stages of development provides a base for strong sustained growth. We look for strong economic growth and favorable demographic profiles in markets that we believe will result in sustained increasing demand for our services.

We are very well capitalized and believe we are well placed to exploit opportunities as they arise. We intend to leverage our experienced management team and established track record of successfully developing and operating mobile telecommunications businesses to grow and diversify our turnover and profits. In particular, we intend to continue to acquire or invest selectively in new businesses in countries in which we already have a presence and in new markets that we believe present attractive investment opportunities.

Our approach is to first identify markets experiencing strong economic growth, with favorable demographic profiles as well as relatively low telecommunication penetration rates. We aim to establish and maintain leadership positions in our markets. We develop market position by building high quality networks, offering competitive tariffs and providing customer-driven products and innovative service plans. We also seek to leverage the buying power that comes from operating networks globally. We believe this has allowed us to source high-quality network infrastructure at attractive prices to enable the efficient development of our businesses. We focus on attracting and maintaining knowledgeable local management, continuing technological innovation, and maintaining a strong reputation in the telecommunications industry.

We are able to modify these factors to suit the diverse markets that we serve. In Indonesia, for example, with its large population and high growth rate for mobile phone customers, we are focusing on network expansion and attractively priced services to establish a successful business that not only will make a significant contribution to our results in time but will also continue to show strong growth. In contrast, in markets where telecommunications services are more established, such as Hong Kong and Israel, we build strategically on our well-known brands and our reputation as an innovation leader. In these relatively more mature markets, we drive growth by meeting customer demand for the latest technology and newest applications.

Services and products

We offer a variety of voice, video, data and value-added multimedia services over our mobile and fixed-line networks. We operate 2G and 3G mobile networks using GSM, GPRS, CDMA and W-CDMA technology across our businesses. Second generation technology, or 2G, usually refers to mobile telecommunications services using GSM and CDMA in the 800/900-MHz and 1800-MHz frequency bands. Third generation technology, or 3G, usually refers to Universal Mobile Telecommunications System, or UMTS, which complies with the IMT-2000 high speed data requirements specified by ITU. It can also refer to high-speed pack access, or HSPA, which is a technology developed from UMTS to further improve the data transmission rate. Global System for Mobile communications, or GSM, is a comprehensive telecommunication standard for all elements of a mobile telephone system. General packet radio services, or GPRS, is a packet-based data communication service that overlays on GSM, enabling data transmission rates of up to 114 Kbps and which is suitable for connecting mobile phone and computer terminals to the Internet. Code division multiple access, or CDMA, is a spectral efficient radio access technology by which many users share use of the same radio channel with unique orthogonal codes assigned to identify them individually. Wideband code division multiple access, or W-CDMA, is the radio access technology used in 3G UMTS systems.

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

•

3G. We launched 3G services in Hong Kong and Israel in 2004 and in Indonesia and Macau in 2007. Our 3G services are capable of transferring data at significantly faster speeds as compared to 2G networks. In addition to voice services, 3G technology provides customers with access to high speed mobile Internet services and applications over their 3G phones, as well as real time person-to-person mobile video calls, the ability to stream and download music and video clips and other multimedia content and other data services at higher speeds.

•

BlackBerry™. We offer BlackBerry™ wireless email services operating on our GSM, GPRS and 3G networks in Hong Kong, Macau and Israel. We were the first mobile telecommunications operator in Asia to offer BlackBerry™ wireless email services, which provide customers with an end-to-end encrypted wireless solution that includes integrated email, mobile telecommunications and electronic organizer features.

•

CDMA. We offer CDMA2000 1X networks in Thailand and Vietnam. We offer basic mobile telecommunications services such as: local voice, SMS, MMS, IDD, and international roaming. We also offer a variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. CDMA2000 1X technology provides the ability to download music and other multimedia content, as well as other data services. We will continue to provide multimedia services over CDMA2000 1X network in Vietnam until we commence our migration to a GSM network, which is scheduled to occur in mid-2008.

Fixed-line telecommunications

In Hong Kong, we provide a comprehensive range of fixed-line telecommunication services to retail customers (business and residential) as well as wholesale customers such as other telecommunications operators.

•

Residential. We offer fixed-line local voice and fax services, as well as a wide range of value-added services, such as call waiting and call forwarding, to residential customers. We also provide IDD voice and fax services, international calling card accounts, prepaid phone cards and personal number services to these customers. In addition, we offer residential broadband Internet access at speeds of up to 1 Gbps.

•

Business, corporate and wholesale. We offer local and international voice and scalable data connectivity for small, medium and large businesses, including many financial institutions, and governmental and quasi-governmental bodies. We also offer data center facilities, data storage management, operations outsourcing and disaster recovery solutions for both local and multinational corporations. In Hong Kong, we lease our fiber-optic network to many of the mobile phone operators in Hong Kong to connect their mobile phone reception towers with their central network stations in an arrangement generally referred to as backhaul connectivity.

•

International and carrier business. With our well-established international network, we offer multinational corporations integrated and innovative communications solutions serving their voice and data communications needs in different parts of the world. With our strong land cable interconnection with mainland China and our extensive submarine cable connectivity, as well as a sophisticated multi-layered services platform that allows customers to select from a variety of service options, we provide international network carriers and Internet service providers with diversified and scalable capacity.

Marketing strategy and brand

Each of our businesses enjoys access to our global brands, with our principal focus being the “3” family of brands. We use the “3” brand in Hong Kong, Macau and Indonesia and the “Hutch” brand in Thailand and Sri Lanka. In Israel, we use the “orange™” brand and in Vietnam we use the “HT Mobile” brand.

Our overall marketing strategy is to distinguish our brands from other telecommunications service providers by offering product and service innovations as well as promoting our brands. Other aspects of our marketing strategy depend on the nature of each market.

Tariff plans

We offer a variety of plans to meet the needs of different user segments. Our postpaid plans include a monthly fee that bundles voice services with a variety of value-added services such as voice mail, MMS, SMS and fax mail services and in some cases data and content services. Additional charges are levied for other value-added services including IDD services and roaming services. We also offer many prepaid plans. Prepaid customers purchase a rechargeable prepaid SIM card for a specified amount of airtime, and they may also enjoy additional value-added services.

SIM, or subscriber identity module, is a small card or chip provided to network subscribers that is inserted into a handset. The SIM uniquely identifies a network subscriber and stores the subscriber’s personal phone book, sent and received text messages, network security codes and other programs that enable additional network features.

Sales and distribution

We have developed extensive sales and distribution networks using both our own and third-party operations to market our mobile telecommunications service products. We have dedicated retail outlets in Hong Kong, Macau, Israel, Indonesia, Vietnam and Thailand at which customers can select mobile phones and accessories, make inquiries and subscribe for services. In addition, we utilize other leading distributors, specialist and general retail outlets to sell our services. In most of our markets, we are actively involved in sourcing and selling handsets. In all of our markets, access to wide sales and distribution outlets of good quality is critical to the success of the business. For business customers, we typically use teams of direct sales agents.

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

Operating companies review

Israel

Overview

In Israel, we provide 2G GSM and 3G UMTS mobile telecommunications services through Partner. According to industry data, Partner is the second largest mobile telecommunications operator in Israel, with approximately 2.86 million customers as at December 31, 2007. We believe Partner is a leading provider of 3G services in Israel, with a network covering over 97% of the country’s population. Partner served more than 633,000 3G customers and 2,227,000 2G customers as at December 31, 2007.

As at March 31, 2008, we held approximately 50.33% of the voting share capital of Partner. Partner’s shares are quoted on the Tel Aviv Stock Exchange and its American Depositary Shares are quoted on The Nasdaq National Market, or Nasdaq. While it was previously listed on the London Stock Exchange, effective March 12, 2008, Partner discontinued its listing of its American Depositary Shares on that exchange.

In January 2007, the Ministry of Communications of Israel granted Partner a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years, but may be extended by the Ministry of Communications for successive periods of ten years. The license was amended in February 2007 to grant Partner the right to offer voice over broadband, or VOB, services using the infrastructure of Israeli Telecommunications Company Limited, or Bezeq, the incumbent fixed-line operator in Israel, and HOT, a cable television operator in Israel that also offers fixed-line telephone service, to access customers and to provide them with fixed-line telephony service without needing to make payment to the infrastructure owner.

Partner markets its services under the “orange™” brand.

The following table sets out certain market and operating data for our services as at the dates or for the periods indicated:

orange™ Brand Mobile Services in Israel

	As at or for the year ended December 31,
	2005	2006	2007
Total customers (in millions)(1)	2.53	2.67	2.86
Growth in total customers (%)	8.1	5.5	7.1
Total turnover (in NIS millions)(2)	5,123	5,607	6,114
Growth in total turnover (%)(2)	0.0	9.4	9.0
Blended average revenue per user (ARPU) (in NIS)(2)(3)	156	158	158
Blended minutes of use (MOU) (in minutes)(4)	295	311	336
Blended Churn (%)(5)	13.6	15.6	15.0

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of the reporting period.
(2)	Partner’s results are presented in New Israeli Shekels, or NIS, in its consolidated financial statements, which are prepared under US GAAP. Prior to April 20, 2005, we treated Partner as an associated company and did not consolidate Partner’s results until after this date.
(3)	ARPU is calculated by (i) dividing, for each month in the relevant year, revenue during the month, excluding revenue from equipment sales and including revenue from foreign network operators for calls made by their roaming customers while in Israel using Partner’s network, by the average number of Partner customers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.
(4)	MOU is calculated by (i) for each month in such period, dividing the total number of minutes of usage, excluding usage while roaming, during such month by the average number of Partner’s customers and (ii) dividing the sum of such results by the number of months in the relevant period.
(5)	Blended churn represents the average of the churn rates for each month in the period, which is calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

Partner offers telephony service provided on both its GSM/GPRS network and UMTS/HSDPA network. Partner’s basic offerings include international dialing, roaming, voice mail, SMS, intelligent network services, content based on our cellular portal, data and fax transmission and other services. In addition, Partner’s use of HSCSD, GSM, GPRS, UMTS and HSDPA technologies enables high-speed data transmission. All of Partner’s content services are unified under the “obox” brand, with its 2G and 2.5G content services being branded as “obox” and its 3G services being branded as “obox live.” Partner’s “orange™ obox” services enable the downloading of rich applications and content and WAP browsing, while its “obox live” services are enhanced by the video and audio capabilities of its 3G network. Partner’s MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to the web. Partner also offers high quality customer service, as well as handset repair and replacement services, to subscribers who acquire these services.

Ownership

As at December 31, 2007, we held approximately 50.18% of the issued share capital of Partner.

In April 2005, amendments to Partner’s telecommunications license became effective that required that Partner’s founding shareholders hold, in the aggregate, at least 26% of its outstanding shares. The amendments also reduced the required minimum holdings of Partner’s shares by Israeli citizens and residents from 20% to 5%. Under the terms of a restated relationship agreement that we entered into on April 20, 2005 with Elbit Ltd., Polar Communications Ltd., or Polar, Eurocom Communications Ltd., or Eurocom, Matav Investments, Matav Cable Systems Media Ltd., or Matav Cable, and Tapuz Cellular Systems Ltd., or Tapuz, we agreed to hold such number of shares of Partner as will be required to comply with the 26% minimum founding shareholder percentage required under Partner’s license, less the 5% shareholding required to be held by Israeli citizens and residents, which the Israeli shareholders that are party to the relationship agreement agreed to hold. In 2006, Partner’s founding Israeli shareholders, Elron Electronics Industries Ltd., Elbit Ltd. and Polar, sold all of their shares in Partner, and Eurocom sold approximately 50% of its shares in Partner, to Israeli institutional investors in transactions that satisfied the 5% Israeli citizen and resident shareholder requirement. Together the shares sold constituted approximately 3.3% of Partner’s outstanding shares.

Partner’s board of directors is comprised of 11 directors. Under the restated relationship agreement, the Israeli shareholders who are party to the agreement are entitled to appoint 10% of the directors on Partner’s board of directors, which, based on the current number of directors, entitles the Israeli shareholders to appoint one director. In addition, to the extent required by applicable law or Partner’s license, we are obligated to vote our shares in each general meeting of Partner at which directors are elected to ensure that a majority of the directors of Partner are Israeli citizens or residents. Except for these requirements, there are no obligations to vote for any directors. If a party to the relationship agreement commits certain events of default described in the agreement, it may be required to offer its shares to the other parties on a pre-emptive basis. Events of default for this purpose include a breach of the relationship agreement which has a material adverse effect on Partner, and in the case of such breach, the purchase price at which the shares are to be sold will be market value less a 17.5% discount.

Mobile telecommunications industry in Israel

Mobile telecommunications services were first introduced in Israel in 1986. Initially, there was a single mobile telecommunications operator, Pelephone Communications Limited, or Pelephone (a wholly-owned subsidiary of Bezeq, the incumbent fixed-line operator in Israel), offering an analog service. It was not until the launch of the second mobile telecommunications operator, Cellcom Israel Ltd., or Cellcom, at the end of 1994, that growth in mobile telecommunications usage in Israel increased significantly.

Market data from industry sources indicates that the total market size was approximately 9 million subscribers as at December 31, 2007, representing a penetration rate of approximately 125% of Israel’s population.

Competition

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS Communications Limited, or MIRS. Partner is the second largest mobile telecommunications operator in Israel by number of customers based on publicly available market data. Israel’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. Partner competes with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services.

Partner, Cellcom and Pelephone have each been awarded a 3G license. Cellcom commercially launched its 3G service and handsets in July 2006. Pelephone currently operates nationwide mobile telephone networks in Israel using both N-AMPS analog and CDMA and CDMA1 xRTT technology, as well as EV-DO technology. According to market reports, Pelephone is working to establish a GSM network and offer UMTS/HSDPA technology by 2009.

Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the name Jawwal in the areas of the West Bank and Gaza Strip administered by the Palestinian Authority, as well as a land-line network. Paltel’s GSM network competes with Partner’s network in some border coverage overlap areas.

Spectrum and mobile telecommunications networks

As at December 31, 2007, Partner’s 3G network covered approximately 97% of the Israeli population.

Spectrum availability is limited in Israel and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of its license and subsequent allocations, Partner was allocated 2 x 10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz is shared with Paltel, which operates in the West Bank and the Gaza Strip. Partner also has an agreement to use an additional 2 x 2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, Partner is permitted to use this additional spectrum in Israel so long as it does not cause interference in areas where Paltel operates. Although Partner believes that it is entitled to use this spectrum and that it is paying the required consideration for such use, the Ministry of Communications has notified Partner that it will conduct a hearing on this arrangement, which may result in Partner being ordered to cease use or pay for these frequencies in the future.

In December 2001, the Ministry of Communications awarded Partner two additional bands of spectrum: one band comprising 10 MHz of paired GSM 1800 spectrum and one band comprising 10 MHz of paired and of 5 MHz unpaired UMTS/HSDPA third-generation spectrum. During 2002, Partner started deploying GSM 1800 MHz band base transceiver stations to enhance the capacity of its GSM 900 network, and to further improve the quality of its GSM 900 network. In 2004, Partner launched 3G services.

Hong Kong and Macau mobile telecommunications business

Overview

In Hong Kong we provide 2G CDMA and GSM dual-band and 3G mobile telecommunications services, all under the “3” brand through Hutchison Telephone Company Limited, or Hutchison Telephone HK. In Macau, we provide 2G GSM dual-band and 3G mobile telecommunications services both under the “3” brand. Based on market data, during 2007 we maintained our position as one of the largest mobile telecommunications operators in Hong Kong in terms of customer numbers, and together with Macau, provided services to approximately 2.4 million customers as at December 31, 2007.

Based on market data, we have the largest 3G customer base in Hong Kong with approximately 1.1 million customers as at December 31, 2007, and were the first 3G service provider in Hong Kong. Our 3G network in Hong Kong covers 99% of the population and we now provide territory-wide HSDPA coverage.

We have been providing GSM dual-band mobile telecommunications services in Macau since August 2001 and launched 3G mobile communication services via a HSDPA network in 2007. In 2007, we were the second largest provider of mobile telecommunications services in Macau by number of customers. Our business in Macau also benefited from the significant cross-border visitor traffic from Hong Kong and China.

The following table sets out market and operating data for our mobile services in Hong Kong and Macau as at the dates or for the periods indicated:

3 Brand Mobile Services in Hong Kong and Macau

	As at or for the year ended December 31,
	2005	2006	2007
Total customers (in millions)(1)	1.97	2.14	2.43
Growth in total customers (%)	5.9	8.6	13.5
Total turnover (in HK$ millions)	3,837	4,199	4,775
Growth in total turnover (%)	3.3	9.4	13.7
Blended ARPU (in HK$)(2)	152	152	159
Blended MOU (in minutes)(3)	432	469	491
Blended churn (%)(4)	4.3	4.3	3.8

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM or USIM that has access to the network for any purpose, including voice, data or video services and that have not been used up or expired at end of the reporting period.
(2)	Blended average revenue per user, or ARPU, is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (2G total airtime usage plus 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnections and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

In Hong Kong and Macau, we offer standard and enhanced mobile telecommunications services and products such as local voice, SMS, MMS, IDD, and international roaming, as well as value-added services and products such as voice mail, voice messaging, ringtone and game downloads, information services, GPRS, personal numbering and data and fax transmission services.

Our 3G services include video calls and a suite of content services including video-based services. We work with over 280 3G content providers worldwide, enabling us to deliver a rich and diverse portfolio of content. We also provide the largest array of 3G video mobile phones in Hong Kong.

We provide territory-wide HSDPA coverage in Hong Kong and Macau HSDPA is a technological enhancement to our 3G services which, through a HSDPA data card modem or handset, enables customers to access 3G services at higher speeds.

We also launched the “X-Series” services in Hong Kong in January 2007. The X-Series provides our customers with access to a host of popular mobile broadband Internet applications, including Windows Live Messenger (MSN), Yahoo!Go, Google search, Skype and eBay, via over 60 models of “3” mobile handsets.

We launched i-mode service in May 2007 in Hong Kong. i-mode is a service developed by NTT DoCoMo, Inc., or NTT DoCoMo, that allows mobile users to send and receive e-mail and access online services and an array of information from i-mode servers.

Ownership

We hold a 70.9% interest and NTT DoCoMo and NEC Corporation, or NEC, each owns an indirect shareholding of 24.1% and 5%, respectively, in Hutchison Telephone HK. NEC is currently a supplier of 3G infrastructure systems for the operations of our 3G network in Hong Kong and Macau, as well as 3G handsets in Hong Kong. NEC also provides managed services, including network operation and maintenance, radio site engineering and site administration for our networks in Hong Kong and Macau.

NTT DoCoMo and NEC each entered into shareholders’ agreements dated November 8, 2002 with Hutchison Whampoa in respect of their respective shareholdings in Hutchison Telephone HK and two other subsidiaries. The shareholders’ agreements contain customary provisions dealing with matters such as voting rights, board control, funding obligations and restrictions on share transfers. In addition, NTT DoCoMo has the right under the shareholders’ agreements to participate in an initial public offering of any subsidiary of Hutchison Whampoa (including any subsidiary of ours to the extent that it would also be deemed to be a subsidiary of Hutchison Whampoa), substantially all of whose business interests comprise telecommunications or multimedia interests and which directly or indirectly holds an interest in our operating companies for 2G and 3G services in Hong Kong and Macau. NTT DoCoMo is entitled to exchange its existing shareholding in these operating companies for shares in the company to be listed so that the value of NTT DoCoMo’s participation in such company is at least equal to the value of NTT DoCoMo’s investment in these operating companies.

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

Other than as described above, there is currently no equipment or financing commitment from either NTT DoCoMo or NEC in connection with our mobile operations in Hong Kong or Macau. We expect NEC to continue to be a supplier of 3G infrastructure systems and 3G handsets and to provide managed services with respect to our networks in Hong Kong and Macau. We have also entered into an agreement with NTT DoCoMo enabling us to use its integrated i-mode services package for deploying i-mode service in Hong Kong and Macau.

Hong Kong and Macau mobile telecommunications markets

As at December 31, 2007, Hong Kong had a mobile phone penetration rate of over 140% based on internal calculation from publicly available market data, reflecting Hong Kong’s high number of resident customers with multiple subscriptions as well as business and tourist customers. There were approximately 10 million mobile phone subscriptions out of a total population of approximately 7.0 million in Hong Kong as at December 31, 2007.

Based on key statistics of radio communication and telecommunications services available from the website of the Macau government’s Office for the Direcção dos Serviços de Regulação de Telecomunicações, or DSRT, there were approximately 781,000 mobile telecommunications customers in Macau as at December 31, 2007, representing a penetration rate of over 147%.

Competition

We face significant competition in the Hong Kong mobile telecommunications market, which has experienced consolidation recently. In 2007 there were five 2G operators and four 3G mobile telecommunications operators in Hong Kong. Four companies hold both 2G and 3G licenses: SmarTone Mobile Communications Limited, or SmarTone, which is Vodafone’s exclusive partner in Hong Kong; PCCW Mobile HK Limited (formerly SUNDAY o/b Mandarin Communications Limited), or PCCW Mobile, which is wholly-owned by PCCW-HKT Telephone Limited, or PCCW; CSL New World Mobility Limited, or CSLNWM, and us. China Mobile Peoples Telephone Company Limited, or Peoples, which is a wholly-owned indirect subsidiary of China Mobile, China’s largest mobile telecommunications operator, has a 2G license only.

We are the second largest mobile telecommunications operator in Hong Kong by number of customers, based on publicly available market data. Hong Kong’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. We compete principally on the basis of price competition, service quality, brand identity, variety of handsets, tariffs, value-added services and the quality of customer services. Furthermore, in the 3G arena, operators compete on innovative products and services.

In Macau, there are currently four mobile telecommunications operators. Companhia de Telecommunicações de Macau S.A.R.L., or CTM, Macau’s previous monopoly mobile carrier and largest telecommunications operator; SmarTone Mobile Communications (Macau) Limited; China Unicom (Macau) Co. Limited; and us. As at December 31, 2007, we were the second largest mobile telecommunications operator in Macau by number of customers based on market data published by DSRT and information published by our competitors.

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

We currently hold two 2G licenses in Hong Kong. The first license, under which we provide both GSM service and CDMA service in the 800/900 MHz radio spectrum band, expires for CDMA service in November 2008 and for GSM service in November 2020. The second 2G license expires in September 2021. Our 3G license expires in October 2016. The CDMA license expiring in November 2008 will not be renewed and the small number of residual customers using this service will be offered the option of migrating to our GSM or 3G service.

We use GSM mobile telecommunications networks for our 2G operations in Macau while we deploy W-CDMA technology for our 3G network.

Hong Kong fixed-line business

Overview

We own and operate what we believe is the largest fiber-optic building-to-building telecommunications network in Hong Kong, with approximately 5,300 kilometers of linear ducting and over 934,000 kilometers of core fiber-optic cable. Fiber-optic networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Using this fiber-optic network, we have been able to gain a firm foothold in the local fixed network industry.

Part of this fiber-optic network is attributable to the efforts of our subsidiary PowerCom Network Hong Kong Limited, which utilizes the electricity distribution system to provide broadband connections. This provides us with a cost-effective “last-mile” solution for installing broadband Internet services in residential estates, hotels and service apartments.

We offer local and IDD voice call services, broadband Internet access and various data transmission services to residential and business customers in Hong Kong through Hutchison Global Communications Limited, or Hutchison Global Communications. Hutchison Global Communications uses this network to provide connectivity in a wholesale manner to overseas carriers as well as providing cross-border services to corporate customers.

At the end of 2007, we had over 346,000 residential voice lines and 217,000 business voice lines, as well as approximately 255,000 residential broadband Internet customers in Hong Kong. We provide business broadband and data solutions, as well as business voice and IDD service to the business customers in Hong Kong. Our clients include mainly banking and financial, governmental and quasi-governmental bodies. We also provide lease line connectivity to most of the mobile operators in Hong Kong through our fiber-optic network.

The following table sets out certain market and operating data for our fixed-line services as at the dates or for the periods indicated:

Our Fixed-line Services in Hong Kong

	As at or for the year ended December 31,
	2005	2006	2007
Total residential voice lines (in millions)	0.30	0.33	0.35
Growth in total residential voice lines (%)	22	10	5
Total residential broadband lines (in millions)	0.22	0.24	0.26
Growth in total residential broadband lines (%)	23	9.1	7.4
Total IDD outgoing traffic minutes (in millions)	994	1,286	1,581
Growth in total IDD outgoing traffic minutes (%)	81	29	23
Total turnover (in HK$ millions)	2,204	2,406	2,436
Growth in total turnover (%)	18	9.2	1.2

Products and services

Our fixed-line operation pioneered the integration of traditional and new technologies in Hong Kong by offering services that combined basic telecommunications services with video phones. We also offer one of the fastest bi-directional residential broadband services available in Hong Kong.

Ownership

Since July 2005, Hutchison Global Communications Holdings, the parent company of Hutchison Global Communications, has been our wholly-owned subsidiary.

Hong Kong fixed-line telecommunications market

As at December 31, 2007, there were approximately 4.1 million telephone exchange lines in Hong Kong, including approximately 352,000 fax lines, in a territory with a total population of approximately 7.0 million. Telephone density was approximately 59 lines per 100 people, based on official government data.

In the Hong Kong Internet market, as at December 31, 2007 there were approximately 960,000 registered customer accounts with dial-up Internet access and approximately 1.8 million registered customer accounts with broadband Internet access according to data published by Office of the Telecommunications Authority, or OFTA.

Competition

In the fixed-line business in Hong Kong, we face competition from four other fixed-line telecommunications operators, including PCCW. By far the largest fixed-line telecommunications operator in Hong Kong based on PCCW’s publicly released reports, PCCW is Hong Kong’s previous monopoly carrier. Other competitors include: Wharf T&T Limited, or Wharf T&T; New World Telecommunications Limited, or NWT; and Hong Kong Broadband Network Limited, or Hong Kong Broadband. Unlike us, Wharf and NWT rely more heavily on Type II interconnections provided by PCCW-HKT in offering voice services. For a description of Type II interconnections, see “—Regulation—Hong Kong—Key industry regulatory issues—Fixed-line interconnection.”

In the Hong Kong Internet service provider market, we face competition from the same four companies who compete with us in the fixed-line telecommunications market: PCCW, which markets its services under the “Netvigator” brand name, Wharf T&T through its subsidiary i-Cable WebServe Limited, NWT and Hong Kong Broadband. PCCW’s “Netvigator” is the leading Internet service provider in Hong Kong, with more than 60% market share based on publicly available market data and PCCW’s publicly available reports.

Thailand

Overview

In Thailand, we market mobile telecommunications services on behalf of CAT Telecom Public Company Limited, or CAT Telecom, using CDMA2000 1X technology under the “Hutch” brand. We began operations in Thailand in February 2003. As at December 31, 2007, the “Hutch” brand service had approximately 978,000 customers.

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT Wireless MultiMedia Limited, or Hutchison CAT, and BFKT (Thailand) Limited, or BFKT, which both exercise contractual rights that have been agreed with CAT Telecom (the successor to the telecommunications business operations of the former Communications Authority of Thailand) to market services for a CDMA2000 1X network that CAT Telecom has the right to operate. CAT Telecom is the only mobile telecommunications operator in Thailand utilizing CDMA2000 1X technology.

Hutchison CAT is a corporation with two principal shareholders, Hutchison Wireless MultiMedia Holdings Limited, or Hutchison Wireless, and CAT Telecom.

Hutchison CAT has a contract with CAT Telecom to provide exclusive marketing services for CAT Telecom in central Thailand, an area that covers 25 of Thailand’s 76 provinces, including the capital city of Bangkok. It has a population of approximately 20 million people, representing approximately 33% of Thailand’s population. According to Thai government statistics, the provinces within our marketing area account for approximately 71% of Thailand’s GDP.

In 2006, CAT Telecom began trial service using CDMA2000 1X EV-DO technology in the 51 provinces of Thailand that are not within Hutchison CAT’s coverage area. Based on the results of this trial, in 2007, Hutchison CAT and CAT Telecom commenced nationwide CDMA roaming service between CAT Telecom’s CDMA network in 51 provinces and the CDMA network in 25 provinces covered by Hutchison CAT. The implementation of seamless voice roaming between the two networks has enhanced the efficiency of our CDMA network throughout the country and expanded Hutchison CAT’s connectivity, which has contributed to an increase in the number of Hutchison CAT’s customers. Hutchison CAT and CAT Telecom plan to extend the roaming service arrangement to other CDMA services, such as data services, in 2008, which will give Hutchison CAT broad nationwide data network capability and we believe will strengthen the “Hutch” brand in the Thai telecommunication market. This availability of nationwide voice and data roaming services also will improve Hutchison CAT’s ability to compete by allowing it to offer features comparable to those of its competitors who offer nationwide service.

Under Hutchison CAT’s marketing contract with CAT Telecom, Hutchison CAT is responsible for marketing mobile phones and mobile telecommunications services to the public on behalf of CAT Telecom, as well as providing after-sale services and other supplementary services relating to such sales and marketing activities. The current contract is effective through 2015. Under the contract, Hutchison CAT receives a percentage of the monthly service fees and service transfer fees paid by the Hutch customers. However, in line with current market practice on service transfer fees, Hutchison CAT has waived its right to receive revenue derived from service transfer fees in 2008.

Hutchison CAT’s provision of marketing services to CAT Telecom, and BFKT’s leasing of telecommunications equipment to CAT Telecom, are both activities that are distinct from those carried out by the network operator, CAT Telecom, which is the sole party with the right to operate the CDMA2000 1X network under applicable Thai law and regulations.

The following table sets out certain market and operating data for the “Hutch” brand CDMA2000 1X services as at the dates or for the periods indicated:

Hutch Brand Mobile Services in Thailand

	As at or for the year ended December 31,
	2005	2006	2007
Total customers (in millions)(1)	0.73	0.73	0.98
Growth in total customers (%)	19.0	0.0	34.3
Total turnover (in HK$ millions)	1,045	1,017	973
Growth in total turnover (%)	(14.3)	(2.7)	(4.3)
Blended ARPU (in THB)(2)	669	577	454
Blended MOU (in minutes)(3)	385	709	686
Blended Churn (%)(4)	7.1	6.5	6.0

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.

(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which is calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Since commencing operations in Thailand in February 2003, we have experienced start-up operational and control difficulties in growing our business. In 2005, we launched a number of cost saving initiatives, including streamlining the organization and outsourcing of network maintenance and IT operations, and built upon these initiatives during 2006. This resulted in improved financial results, as our Thailand operation recorded its first year of earnings before interest, taxes, depreciation and amortization in 2006. In 2007, to compete against the other operators in Thailand who all have nationwide services, Hutchison CAT and CAT Telecom commenced nationwide CDMA roaming service between the 25 provinces covered by Hutchison CAT and CAT Telecom’s CDMA network and the remaining 51 provinces.

Despite the actions taken since 2005, our operations in Thailand have continued to face challenges in effectively competing in the Thai market, and at the end of 2007 the businesses had only approximately 978,000 users, which represented a less than 2% market share based on our internal data, the public reports of four other operators in the market and internal projections. In order to address these challenges, we entered into a non-binding memorandum of understanding with CAT Telecom to merge the network in the 25 provinces around Bangkok with CAT Telecom’s operations in the remaining 51 provinces to create a new nationwide network. The completion of this reorganization, which will involve the transfer of the network assets of BFKT to CAT Telecom and which remains subject to the execution of definitive agreements and applicable government and regulatory approvals, will allow us to offer nationwide service and do so on a sound financial footing. To support this future reorganization, we have subsequently completed the repayment of substantially all of the remaining external debt for Hutchison CAT and BFKT.

In view of our difficulties in expanding our network and customer base in Thailand, in January 2008, we announced that we would take an impairment charge against the full value of all non-current and intangible assets held in Hutchison CAT and BFKT. As a result, an impairment charge of HK$3,854 million (or approximately US$494.2 million) has been recognized in our financial statements for December 31, 2007. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2007 compared with year ended December 31, 2006—Group results—Impairment charge.”

Products and services

In addition to traditional voice and text messaging services, we provide services and applications that are designed to take full advantage of the CDMA2000 1X network. We offer a wide variety of value-added multimedia services including ringtones, ringback tones, audiotext, wallpapers, animation, video clip downloads, games, news, and horoscopes. We also operate A-GPS services allowing subscribers to locate target devices as well as to find location-sensitive information under our Navi content service.

We have completed technical trials for CDMA 1X EV-DO technology. EV-DO, or evolution-data optimized, is a wireless radio broadband data standard adopted by many CDMA mobile phone service providers that permits faster data transfer rates compared to 2G. We believe that with CDMA 1X EV-DO we will offer the fastest mobile broadband Internet technology in Thailand. We recently completed an upgrade of our network to support EV-DO service in selected strategic areas of Bangkok and the east coast region of Thailand.

Ownership

Hutchison CAT

Through our 49% interest in Hutchison Wireless, which holds 73.9% of the voting equity in Hutchison CAT, we have a 36.2% economic interest in Hutchison CAT. GMRP (Thailand) Limited, or GMRP, a company owned by a Thai company beneficially holds 43.5% of the equity interests in Hutchison Wireless, and three other Thai shareholders together beneficially hold the remaining 7.5%. We hold our equity interests in Hutchison Wireless in the form of Class A shares, entitling us to one vote per share, while GMRP holds its equity interests in Hutchison Wireless principally in the form of Class B shares, which entitle it to one vote per 20 shares. This gives us voting control over Hutchison CAT on matters that do not require special shareholder resolutions under the shareholders’ agreement or the articles of association of Hutchison CAT, because we own approximately 80% of the voting equity of Hutchison Wireless, which holds 73.9% of the voting equity interests in Hutchison CAT. In addition, we exercise governing power over the business operations of Hutchison CAT through our shareholders’ agreements with the Thai shareholders of Hutchison Wireless, which, among other things, entitles us to nominate four of the five directors of Hutchison Wireless, who may nominate six of the nine directors of Hutchison CAT. CAT Telecom holds 26% of the voting equity in Hutchison CAT.

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

Notwithstanding the fact that we do not directly hold a majority of the equity ownership interests in Hutchison CAT or BFKT, we are nonetheless able to consolidate these businesses into our consolidated accounts included in this annual report. They are consolidated as our subsidiaries under IFRS, the accounting principles under which our consolidated accounts are prepared, because we have governing power over the business operations by virtue of our voting control and agreement with the Thai shareholders.

Mobile telecommunications industry in Thailand

The Thai mobile telecommunications market saw a 32% increase in customers from 2006 to 2007 and had a penetration rate of approximately 81% as at December 31, 2007, based on user numbers announced by four other mobile operators in the Thai market and our own internal data.

In Thailand, a significant majority of mobile telecommunications customers are prepaid customers. We began marketing prepaid subscriptions in Thailand in late March 2004. As at December 31, 2007, the “Hutch” brand service had approximately 372,000 postpaid customers and approximately 606,000 prepaid customers.

Competition

The “Hutch” brand service was the last entrant to the Thai mobile telecommunications market and, as such, faces significant competition from more established brands with existing large customer bases and nationwide coverage. The “Hutch” branded service competes with three other major mobile telecommunications operators: Advanced Info Services, or AIS, Total Access Communications and True Move Company Limited (formerly known as TA Orange Company Limited), each of which has significantly larger market share than us according to publicly available market data. We also compete with two smaller providers, DPC-GSM1800 and Thai Mobile, both of which have a significantly smaller market share than us calculated based on publicly available market data and our own internal data.

Mobile telecommunications network equipment leasing

BFKT has a contract to lease mobile telecommunications equipment and accessories; comprised of switching subsystems, base stations subsystems, networking subsystems, ancillary equipment for switching systems and network systems, test devices and radio system analysis equipment; to CAT Telecom. We also provide all of the technical personnel who manage such equipment and facilities. Under the contract, CAT Telecom engages us to install, repair, maintain and manage the equipment and accessories that we lease to CAT Telecom. We own the equipment that we lease to CAT Telecom pursuant to approvals granted by the National Telecommunications Commission, or NTC, but not the land on which the sites are located. The current lease is effective through 2015. We also have outsourced certain network maintenance through 2012.

Indonesia

Overview

We provide mobile telecommunications services in Indonesia through PT Hutchison CP. PT Hutchison CP holds a combined nationwide 2G and 3G mobile telecommunications license in Indonesia. We launched services in 2007 under the “3” brand and provide services on a GSM 1800 network with UMTS infrastructure overlaid on the GSM network in key cities, including Jakarta, Bandung and Surabaya. Currently our network covers several key cities in Sumatra, several parts of the populated area of Java and portions of other islands. PT Hutchison CP expects to begin providing mobile telecommunication services on Indonesia’s two other major islands of Kalimantan and Sulawesi by the end of 2008.

The following table sets out certain market and operating data for the “3” brand services in Indonesia as at December 31, 2007 or for the year ended December 31, 2007, the year in which we launched our service in Indonesia:

3 Brand Mobile Services in Indonesia

As at or for the year ended December 31, 2007
Total customers (in millions)(1)	2.04
Growth in total customers (%)	N/A
Total turnover (in HK$ millions)	117
Growth in total turnover (%)	N/A
Blended ARPU (in IDR)(2)	15,000
Blended MOU (in minutes)(3)	156
Blended Churn (%)(4)	17.7

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.

(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

We provide prepaid and postpaid 2G and 3G services.

In addition to basic voice and text messaging services, we provide 3G access, video calls, MMS and other data-based services through GPRS at speeds up to 64 kbps and through 3G at speeds up to 384 kbps. We also provide value-added services such as streaming and ring back tones. PT Hutchison CP also provides content such as music, games, horoscopes, news, and sports news with more than one hundred content providers currently contracted.

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

Mobile telecommunications industry in Indonesia

According to industry data, GSM operators represent 87% of the mobile telecommunication market and wireless local loop and CDMA operators represent the remainder. In Indonesia, mobile telecommunications services are distributed primarily through small multi-brand retailers, who are serviced by a set of regional and national distributors and wholesalers, and by retailers controlled by wholesalers and distributors. These wholesalers and distributors purchase most of the starter packs and recharge vouchers from operators. According to industry data, Indonesia is principally a prepaid market, with about 96% of all customers nationwide using prepaid service.

Competition

We compete with the following mobile telecommunications operators in Indonesia: PT Telekomunikasi Selular, or PT Telekom, which provides services under the “Telkomsel” brand, and is 65% owned by PT Telekomunikasi Indonesia Tbk, the government-owned incumbent fixed-line operator in Indonesia and which is 35% owned by Singapore Telecom Mobile Pte Ltd, a subsidiary of Singapore’s dominant telecommunications operator; PT Indonesian Satellite Corp, or PT Indosat, which is the second largest telecommunications operator in Indonesia and the primary provider of international telecommunications services in Indonesia and whose largest shareholder is Singapore Technologies Telemedia Pte Ltd; PT Excelcomindo Pratama Tbk, or PT Excelcomindo, which provides services under the “XL” brand and which is majority controlled by Telekom Malaysia Berhad, or Telekom Malaysia, the largest telecommunications operator in Malaysia; and PT Mobile-8 Telecom Tbk, or PT Mobile 8. We believe that PT Telekom, PT Indosat and PT Excelcomindo hold the largest shares of the Indonesian mobile telecommunications market, and that PT Telekom is the market leader in terms of number of customers. All of these companies hold both 2G and 3G licenses, with the exception of PT Mobile 8, which only holds a CDMA license. In addition to these mobile telecommunications operators, we also compete with three wireless local loop operators, which were originally awarded licenses to provide limited mobility telecommunications services, but are now able to provide full mobility telecommunications services. Additionally, a nationwide 2G and 3G license has been awarded to NTS, which is owned by Saudi Telecom and Maxis, and which, according to press reports, intends to launch services in 2008.

Spectrum and mobile telecommunications networks

PT Hutchison CP was awarded a nationwide mobile telecommunications license to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia. Currently, five mobile telecommunications operators in Indonesia hold such a combined license. PT Hutchison CP has been allocated 2 x 10 MHz of spectrum in the 1800 MHz frequency band and an initial 2 x 5 MHz of spectrum in the 2.1 GHz frequency band. An additional 2 x 5 MHz of spectrum in the 2.1 GHz frequency band has been reserved for PT Hutchison CP, which PT Hutchison CP may utilize as needed provided that it has paid all fees due and satisfied its construction commitments in line with its deployment plan approved by the government of Indonesia. As of April 15, 2008, PT Hutchison CP had paid for the first portion of this additional block of 2x5 MHz spectrum.

PT Hutchison CP has been building out its nationwide wireless network. PT Hutchison CP has engaged Nokia Siemens Networks for the majority of the network deployment. In December 2007, PT Hutchison CP signed a memorandum of understanding with PT Excelcomindo for the lease of certain of its base station towers. In addition, in February 2008, PT Hutchison CP entered into a contract with PT ZTE Indonesia for network deployment on the islands of Kalimantan and Sulawesi.

On March 18, 2008, PT Hutchison CP entered into a conditional agreement to sell up to 3,692 base station tower sites to Protelindo for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). The sale is expected to be made in tranches over a two-year period. As a condition to the agreement, PT Hutchison CP and Protelindo will enter into a lease agreement granting PT Hutchison CP (i) the right to use the capacity reserved for PT Hutchison CP on the base station towers sold under the agreement and related infrastructure as PT Hutchison CP may elect for an initial period of twelve years which, at PT Hutchison CP’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price.

Vietnam

Overview

We provide mobile telecommunications services in Vietnam through a business cooperation contract, or BCC, with Hanoi Telecom. We launched services in 2007 under the “HT Mobile” brand and currently provide nationwide services in each of the 64 provinces of Vietnam on a CDMA2000 1XEV-DO network. During our initial start-up phase, we were unable to offer a sufficient variety of cost-competitive CDMA handsets to effectively compete with GSM providers, which negatively affected our ability to attract customers. In addition, our initial customer growth was slowed by strong competition from other CDMA operators, who offered significant handset subsidies at the time of our entry into the market. As a result of the foregoing, our customer base in Vietnam has grown more slowly than we anticipated, which has negatively affected our results of operations in Vietnam.

On March 8, 2008, we received approval from The People’s Committee of Hanoi City to permit us to switch our operating spectrum from CDMA to a GSM service, which we believe has better business prospects than CDMA. In connection with the change, we were granted an Investment Certificate with a term of 15 years. Under the terms of the Investment Certificate, we are required to roll out 3,000 base stations by March 2009. We will continue to provide multimedia services over CDMA2000 1X network in Vietnam until we commence our migration to a GSM network, which is scheduled to occur in mid-2008.

The following table sets out certain market and operating data for the “HT Mobile” brand services as at December 31, 2007 or for the year ended December 31, 2007, the year in which we launched our service in Vietnam:

HT Mobile Brand Services in Vietnam

As at or for the year ended December 31, 2007
Total customers (in millions)(1)	0.15
Growth in total customers (%)	N/A
Total turnover (in HK$ millions)	40
Growth in total turnover (%)	N/A
Blended ARPU (in VND)(2)	66,000
Blended MOU (in minutes)(3)	72
Blended Churn (%)(4)	14.8

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

We expect to provide a full range of GSM network-based services to our customers once we complete the migration to a GSM network.

We have provided prepaid and postpaid mobile communications services in Vietnam since commercially launching our services in the first half of 2007.

In addition to voice and text messaging services, in Vietnam we offer a wide variety of value-added multimedia services including ringtones, ringback tones, voicemail, MMS, wallpapers, animation, video clip downloads, games, news, horoscopes and high-speed Internet data access. We provide a wide range of content covering sports, news, entertainment and finance.

BCC structure

The BCC is a foreign investment structure in which Vietnamese and foreign partners agree to carry on an investment and business activity without creating a new entity. The parties agree to share profits and losses, in much the same way as a partnership. The BCC structure is effectively a contractual joint venture and it requires an investment license. One or both parties to a BCC may contribute fixed or working capital, but the division of profits will be made in accordance with the agreement of the parties rather than being in the proportion of their capital contributions. The foreign party to a BCC may establish an operating or management office in Vietnam to implement the BCC. In addition, the parties to a BCC may also establish a supervisory committee to manage the relationship between the parties, which we have established with Hanoi Telecom. According to Vietnamese law, the Vietnamese party to a BCC must be an entity permitted to engage in the relevant business activities. In the telecommunications sector, the Vietnamese party to a BCC usually contributes access to the networks, right to use of the radio spectrum and some working capital while the foreign partner contributes capital for new fixed assets and facilities that then become the property of the Vietnamese party at the expiry of the investment project, subject to terms and conditions of the BCC. Management control of the network remains with the Vietnamese party.

We obtained a 15-year investment license from the Ministry of Planning and Investment of Vietnam, effective in February 2005, approving the BCC between Hutchison Telecommunications (Vietnam) S.a r.l, or Hutchison Vietnam, our indirect wholly owned subsidiary, and Hanoi Telecom. In connection with the granting of approval to convert to GSM services, we relinquished our original license and received a new license for 15-years beginning from March 2008.

Under our BCC with Hanoi Telecom, we are jointly building, developing and operating a mobile telecommunications network and provide services over this network in Vietnam. Hutchison Vietnam contributes the capital and management resources towards the deployment and operation of the network. The network was deployed and operated pursuant to a facility based service, or FBO, license in the mobile communications services in the radio frequency range of 800 MHz band. Upon migrating to GSM, we will operate on an 800-900 MHz band.

Under the BCC, we and Hanoi Telecom share on an equal basis the free cash flow, defined as cumulative profits before tax after the repayment of the funding paid by Hutchison Vietnam, for the development of the network and the business (determined according to a pre-agreed formulation).

When we entered into the BCC with Hanoi Telecom, Vietnamese law did not permit foreign ownership in an entity that is the FBO in the telecommunications industry. Therefore, foreign investors in this sector could only invest through a BCC. Following the Investment Law and the Law on Enterprises coming into effect in 2007 and Vietnam’s commitments to provide more access to foreign companies following its admission to the World Trade Organization, or WTO, Vietnamese law now permits foreign investors to own a maximum of 49 per cent of a telecom FBO incorporated under the form of a joint venture company. The parties to the existing BCCs can agree to convert the BCCs into a limited liability joint venture or joint stock company. We and Hanoi Telecom are currently considering whether to convert our BCC into a corporate structure.

Mobile telecommunications industry in Vietnam

Vietnam has a population of more than 85 million and a relatively low mobile telecommunications market penetration rate. Based on data published by the Vietnamese Ministry of Information and Communication, we estimate that there are approximately 34.7 million mobile telephone customers, or a penetration rate of approximately 40%. However, we believe that government data includes inactive customers and, as a result, the actual penetration rate should be lower.

As of the end of 2007, there were six licensed FBOs in the mobile communications service in Vietnam comprised of three GSM networks in the 900 MHz and 1800 MHz spectrums, two CDMA networks in the 800 MHz spectrum and one CDMA network in the 450 MHz spectrum. In February 2008, G-Tel Mobile was granted a 15-year license to operate a GSM network in the 1800 MHZ spectrum, bringing the total number of FBOs to seven.

Competition

We are competing with GSM-based and CDMA-based mobile telecommunications operators. The three other GSM operators in Vietnam are: Vietnam Mobile Telecom Services Company, which markets its services under the “MobiFone” brand; Vinaphone Company, which markets its services under the “Vinaphone” brand; and Vietel Corporation, which markets its services under the “Vietel Mobile” brand. Our CDMA competitors are EVN Telecom and S-Fone, which is an affiliate of Saigon Postel. The three GSM operators in service and EVN Telecom are wholly state-owned enterprises while Saigon Postel is a joint stock company that has entered into a BCC with SLD Telecom, which is a joint venture company among SK Telecom, LG Electronics and Dong-A Telecomm. According to media sources, G-Tel Mobile will enter into a joint venture with Vimpelcom.

Spectrum and mobile telecommunications networks

Our local partner, Hanoi Telecom, is a joint stock company that holds an FBO license for mobile communications services throughout Vietnam. The original FBO license was issued in February 2005 and had a term of 15 years with a frequency band at 800 MHz. We are continuing to roll-out a nationwide mobile network, and have mainly engaged Nortel for the network deployment as well as maintenance and support services. In connection with the granting of approval to convert to GSM services in the 800-900 MHZ frequency band, we relinquished our original license and received a new license for 15-years beginning from March 2008.

Sri Lanka

Overview

In August 1997, we acquired a 100% interest in Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.), or Hutchison Lanka, which holds one of the five nationwide mobile telecommunications licenses in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Sri Lanka’s capital, Colombo. We subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. In May 2004, Hutchison Lanka launched the “Hutch” brand and commenced operating on a 100% pre-paid basis. The analog network around Colombo was shut down in July 2004.

Our GSM network grew by 70% in 2007 (in terms of number of cellular mobile base stations). Our network covered approximately 40% of Sri Lanka’s population at the end of 2007, and we had a customer base of approximately 1.1 million users.

Hutchison Lanka follows a two-pronged strategy of offering low entry costs and lower call charges.

The telecommunications sector of Sri Lanka has grown significantly in the past few years, primarily as a result of recent liberalization of the industry. However, Sri Lanka experienced renewed civil unrest in 2007, with skirmishes between the government security forces and the Liberation Tigers of Tamil Eelam. This unrest has led to higher inflation and has affected the living standards of the majority of Sri Lankans, and has affected, among other things, mobile phone usage.

The following table sets out certain market and operating data for the “Hutch” brand mobile services in Sri Lanka as at the dates or for the periods indicated:

Hutch Brand Mobile Services in Sri Lanka

	As at or for the years ended December 31,
	2005	2006	2007
Total customers (in thousands)(1)	239	559	1,141
Growth in total customers (%)(1)	88.1	133.4	104.1
Total turnover (in HK$ millions)	93	124	189
Growth in total turnover (%)	50.0	33.3	52.4
Prepaid ARPU (in LKR)(2)	575	378	294
Prepaid MOU (in minutes)(3)	154	123	106
Prepaid churn (%)(4)	2.9	2.2	2.5

(1)	Total customers comprise prepaid mobile telecommunications customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Prepaid ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Prepaid MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Prepaid churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers during such period.

Products and services

Hutch Lanka presently offers only prepaid service. In addition to voice and data services, Hutchison Lanka also offers value-added services such as reload, IDD, ringback tones, international SMS, cricket alerts, call conference, call forwarding/waiting, and ring tone and picture downloads. During 2007, Hutchison Lanka further strengthened its service offering with the addition of voice SMS, GPRS services and by allowing subscribers to transfer additional credits to other subscribers wirelessly via SMS.

Sales and distribution

The Hutchison Lanka distribution structure operates through two channels: a promotion channel and a distribution channel. Promotions are conducted at many locations each month, to ensure there are at least five ongoing promotions on a given day. Airtime distribution is done through two channels: SIM distribution and reload/top-up distribution. We use four main business partners to carry out distribution of SIMs, while over 80% of airtime distribution takes place through reload outlets that function as retail points. We had approximately 13,425 reload outlets in the country as at the end of 2007, which we believe is the largest reload network in the country.

Mobile telecommunications industry in Sri Lanka

Sri Lanka has a population of approximately 20.1 million, with a mobile penetration rate of approximately 38% according to government statistics and reports and our internal projections. Based on internal estimates, there is strong competition among the four existing mobile telecommunications operators on tariffs, coverage and value-added services.

In recent years, the government of Sri Lanka has encouraged foreign investment in the telecommunications sector, with a goal of expanding tele-density in the country. Foreign investors are permitted to hold 100% of a mobile telecommunications operator. At present, all mobile telecommunications operators in Sri Lanka are either fully-owned or partly-owned by foreign investors. Dialog Telekom Limited, or Dialog Telekom, is 91% owned by Malaysia Telekom; Tigo (Private) Limited (previously named Celltel Lanka (Pvt) Ltd), or Tigo, is wholly-owned by Millicom International Cellular S.A.; and Mobitel (Pvt) Ltd, or Mobitel, is owned by Sri Lanka Telecom Limited, which in turn is partly state-owned and partly owned by NTT Communications Corporation. A fifth operator, which is expected to commence operations in 2008, is owned by Bharti Airtel Limited, or Bharti Airtel.

Competition

There are four mobile telecommunications operators currently operating in Sri Lanka, namely Dialog Telekom, Tigo, Mobitel and Hutchison Lanka. Based on information publicly published by our competitors and our own internal data, Dialog Telekom is the leading operator with over 3.4 million subscribers, followed by Tigo and Mobitel with over 1 million subscribers each. A fifth operator, Bharti Airtel, has also been granted a license and is expected to commence operations in 2008.

Among the four current operators, Hutchison Lanka was the last entrant to the market, but has made significant progress in acquiring customers during its three years in the market. We compete with other mobile operators primarily on affordability, catering to customers by offering a selection of pre-paid tariff packages.

Spectrum and mobile telecommunications networks

Hutchison Lanka initially operated in the 900 MHz band. In 2005 it acquired spectrum in the 1800 MHz band and now operates GSM services in the 900 MHz and 1800 MHz bands. We currently have over 400 base stations in operation in all parts of Sri Lanka and are carrying out a rapid network expansion program.

Ghana

In 1998, we acquired our interest in Kasapa (formerly known as Celltel Limited) through our holding company Kuwata Limited, or Kuwata, and its subsidiary, Certwell Limited.

Kasapa received a 15-year replacement license effective December 2, 2004, authorizing the provision of mobile phone service on its present 800 MHz spectrum. Kasapa commenced offering CDMA2000 1X service in September 2005, simultaneously decommissioning the AMPS analog network that it had previously been using. Since the CDMA launch, geographical coverage has been extended to seven of Ghana’s ten regions, and a limited-mobility service targeted at homes and businesses has been launched.

On January 17, 2008, we entered into an agreement to sell to EGH all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa for a cash consideration of HK$583.5 million (US$74.8 million). We expect to complete the sale in the first half of 2008.

The following table sets out certain market and operating data for our mobile services in Ghana as at the dates or for the periods indicated:

Our Mobile Services in Ghana(1)

	As at or for the years ended December 31,
	2005	2006	2007
Total customers (in thousands)(2)	57	200	289
Growth in total customers (%)(2)	42.1	250.6	44.5
Total turnover (in HK$ millions)	54	130	194
Growth in total turnover (%)	(3.6)	140.7	49.2
Prepaid ARPU (in GHC )(1) (3)	10.2	9.6	8.0
Prepaid MOU (in minutes)(4)	90	124	108
Prepaid churn (%)(5)	5.0	2.0	2.9

(1)	Effective from July 1, 2007, the Bank of Ghana redenominated the currency in Ghana, at an adjustment of ten thousand old Ghana Cedi to one New Ghana Cedi. The new denomination has been adopted for 2007 and applied retrospectively to previous periods.
(2)	Total customers comprise prepaid mobile telecommunications customers who have used any chargeable network services within the three months prior to the end of reporting period.
(3)	Prepaid ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(4)	Prepaid MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of active customers for the period, on a twelve-month weighted basis.
(5)	Prepaid churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

We operate a prepaid system and began offering voucher cards for sale in March 2003. In addition to these voucher cards, we introduced electronic prepaid vouchers (printed for each customer) at point-of-sale terminals during 2004. The new lower denominations and their wider availability of electronic prepaid vouchers have improved affordability and provided greater customer convenience.

Non-telecommunications businesses

Disposal of Vanda IT Solutions

Our non-telecommunications business was comprised primarily of the IT solutions business of Vanda IT Solutions & Systems Management Limited, or Vanda IT Solutions, and its subsidiaries. The business included sales of computer systems, provision of related systems integration services, software development and e-business services. In July 2006, we sold our 100% interest in Vanda IT Solutions and its subsidiaries, and all loans extended by us to Vanda IT Solutions and its subsidiaries through June 30, 2006, to a wholly-owned subsidiary of Hutchison Whampoa, our major shareholder, for a total cash consideration of HK$105 million (US$13.5 million), after adjustments. The purchase price was determined after arms-length negotiations.

Intellectual property

We have entered into a framework intellectual property rights licensing agreement with Hutchison International Limited, or Hutchison International, pursuant to which Hutchison International shall procure that certain domain names, trademarks and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications services and operations of the relevant members of our group are licensed to, and will continue to be licensed to, our group. In particular, we have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3,” “Hutch” and “Hutchison Telecom” and other trademarks that include the word “Hutchison” or derivations of “Hutchison.” The intellectual property rights are, and will continue to be, licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with brand management and support.

Following our sale of CGP Investments Holdings to Vodafone in May 2007, Hutchison Essar and its subsidiaries may continue to use the “Hutch” brand name for up to three years following completion of the sale.

Partner has a license from Orange International Developments Limited, a subsidiary of Orange SA, to use the “orange™” brand. Under the brand license agreement, which became effective from July 1, 1998, Partner has the exclusive right to use the “orange™” brand in connection with personal communications services and promoting its network services in Israel for as long as Partner is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. The license is royalty-free until July 1, 2013, and the parties may negotiate the terms and fees for operating the license thereafter.

Our Vietnam operation uses the “HT Mobile” trademark, which is owned by Hanoi Telecom.

Licenses and network infrastructure

We are dependent on the licenses we hold to provide our telecommunications services. Further details on the issue and regulation of licenses can be found in “—Regulation.” The table below summarizes the significant licenses held by our group as at March 31, 2008 and details of their related network infrastructure:

Country and Service Area	License Expiration Date	Network Type
Israel	February 2022(1)	GSM 900, GSM 1800, UMTS
Israel	January 2027	Domestic fixed-line
Hong Kong	November 2020	GSM 800/900
Hong Kong	September 2021	1800 PCS
Hong Kong	November 2008	CDMA IS95B
Hong Kong	October 2016	UMTS
Hong Kong	June 2010	Fixed-line
Macau	July 2010	GSM 900/1800
Macau	June 2015	UMTS
Thailand (25 provinces)	N/A(2)	CDMA2000 1X(2)
Indonesia	N/A(3)	GSM 1800/UMTS
Vietnam(4)	March 2023	GSM 800-900
Sri Lanka	February 2012	GSM 900/1800
Ghana	December 2019	CDMA2000 1X

(1)	License may be renewed for additional six-year term.
(2)	The licenses are held by CAT Telecom. Through Hutchison CAT, we provide marketing services to CAT Telecom. See “—Operating companies review—Thailand.”
(3)	License is for an unlimited period to the extent PT Hutchison CP complies with its terms and the prevailing laws and regulations.

(4)	License is held by Hanoi Telecom.

Regulation

Our operating companies are generally subject to regulation governing the operation of their business activities. Such regulation generally takes the form of industry-specific law and regulation covering telecommunications services. The following sections describe the regulatory framework and the key regulatory developments in the countries in which we have operations.

Israel

Overview

Partner operates within Israel primarily under the Communications Law (Telecommunications and Broadcasting), 1982, or the Telecommunications Law, the Wireless Telegraphy Ordinance (New Version), 1972, or the Wireless Telegraphy Ordinance, the regulations promulgated by the Israeli Ministry of Communications and its license. The Ministry of Communications issues the licenses that grant the right to establish and operate mobile telephone services in Israel, and sets the terms by which such mobile telephone services are provided. The regulatory framework under which Partner operates consists also of the Planning and Building Law, 1965, the Consumer Protection Law, 1981, and the Non-Ionizing Radiation Law, 2006. Additional areas of Israeli law may be relevant to its operations, including antitrust law, specifically the Restrictive Trade Practices Law, 1988, the Class Actions Law, 2006, and administrative law. The Israeli telecommunications market is continuing to move toward a more liberalized environment in which various markets, such as the mobile, international services, and domestic markets and infrastructure, are gradually being opened to competition and in which government-owned monopolies are being privatized. As a result, there is a possibility of additional changes to the regulatory framework described below.

The principal law governing telecommunications in Israel is the Telecommunications Law and related regulations. The Telecommunications Law prohibits any person, other than the State of Israel, from providing public telecommunications services without a license issued by the Ministry of Communications.

Regulation by the Ministry of Communications

Current Regulations

The Ministry of Communications may amend the terms of any license and require Partner to submit details of any of its services for approval. Pursuant to Partner’s license, its standard agreement with customers must be submitted to the Ministry of Communications for review and the Ministry of Communications also has the authority to review tariffs and other payments Partner charges customers. In addition, Partner must inform the Ministry of Communications 30 days prior to the activation of any new services.

The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS interconnect tariff. In 2004, the Ministry of Communications announced regulatory changes that significantly reduce call interconnect tariffs and SMS interconnect tariffs and limited future increases in such tariffs to changes in the Israeli Customer Price Index (CPI). Call interconnect tariffs were reduced to NIS 0.22 per minute (from NIS 0.50 per minute) and the SMS interconnect tariffs to NIS 0.025 (from NIS 0.38). The tariffs described above will be adjusted each March pursuant to changes in the CPI.

On March 29, 2005, the Telecommunications Law was amended to require that the Minister of Communications implement a mobile number portability plan and, separately, a fixed-number portability plan, each by September 1, 2006. Despite efforts to introduce the requisite technology and to coordinate the transition to number portability, none of the mobile phone or fixed-line operators implemented number portability by September 1, 2006. In May 2007, the Ministry of Communications announced an extended number portability implementation deadline of December 1, 2007, and number portability was launched on that date. The Ministry of Communications has notified us, as well as the other operators, that it is considering imposing monetary sanctions on relevant telecommunication license holders, including us, for failing to implement number portability by September 2006. We responded to this notice by asserting that the delay resulted from the Ministry of Communications’ failure to adequately plan and design the number portability plan. Nonetheless, we may be exposed to substantial monetary sanctions and further legal claims.

In January 2007, the Ministry of Communications published a policy on VOB services. The policy, among other things, allows licensed third parties to access the infrastructure of Bezeq and HOT to provide VOB services to customers, charging customers directly, with no need to pay usage fees to the access owner. Partner’s domestic fixed-line license was amended in February 2007 in accordance with this policy.

In January 2007, the Telecommunications Law was amended to provide that the Ministry of Communications may impose significant monetary sanctions on license holders that breach provisions of their licenses, if that breach causes, or may cause, significant harm to the public or to competition.

In August 2007, the Ministry of Communications notified Partner that it could no longer offer tariff plans based on one-minute billing units or other billing units longer than twelve seconds and amended its license accordingly. Beginning in January 2009, Partner must base its tariff plans on one-second billing units.

Regulatory changes presently under consideration

In March 2007, the Ministry of Communications initiated a review to determine whether to allow MVNO operators in the Israeli telecommunications market. Upon completion of the review in August 2007, the recommendations made to the Ministry of Communications were to permit the MVNOs into the Israeli cellular market by granting them licenses, and encouraging negotiations between potential virtual operators and the existing cellular operators without the intervention of the Ministry of Communications. The Ministry of Communications has not yet published its response to the recommendations.

In August 2007, the Knesset’s economic committee appointed a sub-committee for the advancement of competition in the mobile phone market to consider issues regarding the transparency of customer billing and pricing transparency among mobile network operators, one-minute call charges, binding agreements, fines for leaving mobile phone companies, the abundance of tariff plans and the number portability.

In October 2007, the Ministry of Communications recommenced hearings to consider a prohibition on mobile phone operators from linking handsets sales to various customer benefits, including air time.

In March 2008, a committee appointed by the Ministry of Communications published its recommendations regarding competition policies and principles for the Israeli telecommunications market. It included recommendations to develop a wholesale market in the fixed line segment, to accelerate the regulatory process for the entry of virtual operators in the cellular market and to accelerate the tender for WIMAX services.

The Ministry of Communications indicated that it intends to start implementing a process to unify rates for calls terminating on and off an operator’s network and to prohibit customers from being charged interconnect tariffs. Preliminary hearings with the mobile phone operators in Israel on these matters commenced in August 2005, but have been suspended and are expected to be resumed in 2008. If Partner is unable to adjust its rates accordingly, regulation on billing units may adversely affect Partner’s financial results.

The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit roaming fees charged by Israeli mobile phone companies. These new regulations could limit Partner’s charges on calls made by foreign customers in Israel using Partner’s network as well as charges for calls that Partner’s customers make using their handsets abroad. Because roaming charges are a significant source of revenue, these regulatory limits could adversely affect Partner’s revenues.

Partner’s license

No person, other than the State of Israel, may provide public telecommunications services in Israel without a license issued by the Ministry of Communications.

On April 7, 1998, the Ministry of Communications granted Partner a general license to establish and operate a mobile telecommunications network in Israel for a period, following an amendment to the license in June 2002, of 20 years from February 1, 2002. Partner paid a fee and associated costs totaling approximately NIS1,571 million for the license. In the December 2001 spectrum auction in Israel, Partner was awarded additional spectrum (GSM 1800 MHz spectrum and UMTS third-generation 1900 MHz and 2100 MHz spectrum). Partner’s license was amended to include the terms relevant to the additional spectrum. The license amendment cost Partner NIS180 million for the GSM 1800 spectrum, payable in two installments, and NIS220 million for the UMTS third-generation spectrum, payable in six installments. Partner’s license may be extended for an additional six-year period upon request to the Ministry of Communications and confirmation being received from the Ministry that certain performance requirements have been met. Partner may also request renewal of its license for successive six-year periods thereafter, subject to regulatory approval.

Partner must pay royalties to the State of Israel every quarter based on its chargeable revenues, as defined in the relevant regulation, from mobile telecommunications services. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5% from 3.5% to a level of 1%. For 2007 the rate was 2.5%.

Partner’s license was amended effective September 2007 to require it to use billing units of no longer than twelve seconds. In addition, in March 2008, Partner’s license was amended to require it to shorten the commitment period in its standard subscriber agreements from 36 months to 18 months, applicable to both private customers and customers with a small number of handsets.

Partner’s license also requires it to interconnect its mobile telephone network to other telecommunications networks operating in Israel, including that of Bezeq, the other mobile telecommunications operators and the international telecommunications operators in Israel. Conversely, Partner must allow other telecommunications operators to interconnect to its network.

Partner’s license allows it to offer adult voice services through all mobile phone media, including voice, picture, chat and dating services. Access to adult voice services is through a domestic dialing code using a Ministry of Communications plan and a service number allocated by Partner to the adult services provider. Access to the adult voice services is automatically barred as a default for all subscribers and these services can only be accessed if the user specifically requests the service and verifies that he or she is over 18 years of age. This type of license amendment has been applied to all mobile phone operators, to Bezeq and recently to the international operators. The Ministry of Communications will hold the operators and not the adult services content providers liable for any infractions of this amendment. Additional amendments to Partner’s license during 2006 extended the restricted access for adult voice services described above to 3G technologies, including non-voice and Internet services provided (directly and indirectly) either through phone calls to numbers allocated by Partner or through its Internet portal. In April 2007, an additional license amendment further increased the burden on customers. Under the new requirements, a customer must verify that he or she is an adult by, among other things, submitting a written request along with a copy of an official I.D. that identifies the customer as an adult or present such an I.D. to the operator in person.

Under the terms of its license, Partner must operate a telephone information service that provides telephone listings for its customers. It must also share its telephone customer listing information with other operators for their use in their telephone information systems.

Partner’s license also requires that telephone calls that are directed to its customers’ voicemail must include an announcement that the call is being directed to voicemail. Partner is not allowed to charge for a call terminated within one second after the announcement is made. This regulation became effective in January 2007 and has adversely affected Partner’s financial results.

As a condition of its license, Israeli entities from among Partner’s founding shareholders and their approved substitutes must hold at least 5% of its issued share capital and of each of its means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or the Minister of Communications. Partner’s founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of Partner’s means of control. Partner’s license provides restrictions on changes of control and on the direct or indirect transfer of 10% or more of any means of control in Partner, such as voting or other control rights. The Ministry of Communications takes into account indirect interests in Partner when calculating whether someone has 10% or more of the means of control in Partner. At least 10% of Partner’s board of directors must be appointed by Israeli entities, as defined above, provided that if the board is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed. The Minister of Communications is entitled to appoint an observer to the board of directors and its committees, subject to certain qualifications and confidentiality undertakings.

Partner’s stock was initially listed on Nasdaq and the London Stock Exchange in October 1999 and on the Tel Aviv Stock Exchange in July 2001. In connection with Partner’s initial public offering, the license was amended by the Ministry of Communications to provide that certain transactions related to a public offering would not be considered a transfer of any means of control. If publicly traded shares or share equivalents, such as ADSs, are transferred in breach of the license restrictions, Partner must notify the Ministry of Communications and request the consent of the Minister of Communications within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these or other restrictions without obtaining the consent of the Minister of Communications, its shareholdings may be converted into dormant shares, which would have no rights other than the right to receive dividends and other distributions to shareholders and to participate in rights offerings.

The existence of shareholdings that breach the restrictions of Partner’s license in a manner that could cause them to be converted into dormant shares, or may otherwise provide grounds for the revocation of Partner’s license, will not serve in and of themselves as the basis for the revocation of the license so long as, among other conditions, the principal shareholders of Partner continue to hold in the aggregate at least 26% of the means of control of Partner.

In May 2004, the Ministry of Communications approved the restructuring and the indirect transfer of shares in Partner by Hutchison Whampoa as a result of our listing on the Hong Kong Stock Exchange and the New York Stock Exchange. The Ministry of Communications confirmed that, following the listings and for so long as the Hutchison Whampoa group remains our single largest shareholder and retains at least 30% of our total issued share capital, it will not be a breach of Partner’s license if any person transfers or acquires shares in our company that would constitute an indirect transfer or acquisition of means of control in Partner requiring the prior consent of the Ministry of Communications without such prior consent having been obtained. As a condition to this approval, our board of directors, promptly after becoming aware of such transfer or acquisition, must notify Partner and, in accordance with our articles of association, suspend specified voting rights conferred by those shares. The specified rights are the voting rights attaching to those shares on any resolution or matter before a general meeting of our company that concerns the activities of Partner or the appointment of a director or managing director of Partner, and the voting rights of any of our directors who has been appointed by or at the direction of the holder of those shares to our board of directors on any resolution or matter before a meeting of our board of directors that concerns the activities of Partner or the appointment of a director or managing director of Partner. Such a suspension or voting rights is required to remain in place until the grant or obtaining of any approvals of the Ministry of Communications required under Partner’s license.

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

Matters relating to national security may only be dealt with by a board committee formed for that purpose. The committee must include at least 4 members, out of which at least one must be an external director. Only directors with the required security clearances issued by the Israeli government and those deemed appropriate by Israel’s General Security Service may be members of this committee. Resolutions resolved by this committee shall be deemed as if resolved by the board of directors.

In March 2007, Partner’s license was amended to include a requirement that it may not provide its customers with access to services for which there is a significant charge unless the customer has specifically requested access to such service. Partner must also inform customers of their ability to block access to such services.

ISP license

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it, through its own facilities, to provide Internet access to both mobile and fixed network customers. The license has recently been renewed and is valid until April 2013.

NTP license

In February 2007, Partner received a special license from the Ministry of Communications that allows it to provide certain telecom services, including providing and installing equipment and cabling, representing customers with local fixed-line operators, and establishing and operating control facilities within a customer’s premises. This license is valid until February 2012.

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

Domestic Fixed-Line License. In January, 2007, the Ministry of Communications granted a subsidiary of Partner a license to provide domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services and their enhancement. The license was amended in February 2007 to allow Partner the right to access the infrastructure of Bezeq and HOT to provide VOB services to customers, charging customers directly, without paying usage fees to the access owner.

Transmission License. Following Partner’s purchase of a fiber-optic transmission business from Med-1 I.C. 1 (1999) Ltd, or Med-1 in March 2006, the Ministry of Communications granted Partner in August 2006 a special license to provide transmission and data communications services. This special license permits digital transmission services to be provided over fixed lines so that Partner’s customers can create a data-link between customer sites and between the site of one customer and that of another. The special license also permits Partner to charge its customers for this service and to lay, install, and connect cable to support the digital transmission services. The special license was valid through July 2007 and has been added as a service in Partner’s domestic fixed line license. Operating network sites without building or other required permits may result in criminal or civil liability to Partner or its officers and directors.

Antenna and other permits

The Ministry of the Environment is empowered to grant erection and operation permits for Partner’s antennas. For most of its antennas, Partner must also obtain a building permit from local licensing authorities. The construction of Partner’s antennas may also be subject to the approval of the Civil Aviation Administration and the Israeli Defense Forces. Like other mobile telecommunications operators in Israel, Partner has experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As at December 26, 2007, approximately 10% of Partner’s antenna sites were operating without local building permits or applicable exemptions. A substantial portion of these are microsites. Partner believes that a portion of the sites operating without permits from local authorities do not require local building permits under applicable law. In addition, some of the building permits are not compatible with the antenna sites for which they were obtained. If Partner continues to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect Partner’s existing network, delay the erection of additional antenna sites to its network and adversely impact its 3G network. This difficulty could have an adverse effect on the extent, quality and capacity of Partner’s network coverage and its ability to continue to market its products and services effectively. Partner’s inability to resolve these issues in a timely manner could also prevent it from achieving or maintaining the network coverage and quality requirements contained in its license.

The Non-Ionizing Radiation Law (2006) became effective on January 1, 2007 and defines the various powers of the Ministry of the Environment as they relate to, among other things, the granting of permits for antenna sites, standards for permitted levels of non-ionizing radiation emissions and reporting procedures. Pursuant to this law, a request for an operating permit from the Ministry of Environment with respect to either new sites or existing sites requires a building permit for such sites. If Partner continues to face difficulties in obtaining building permits from local planning and building committees, it may also fail to obtain operation permits from the Ministry of Environment. Operation of an antenna site without a permit from the Ministry of Environment may result in criminal and civil liability to Partner or to its officers and directors.

In addition, Partner set up several hundred small communications device, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the requirement to obtain a building permit. Recently, several claims were filed asserting that the exemption does not apply to cellular communications devices. In response to these various complaints, different local courts issued conflicting judgments, which have been appealed and remain unresolved. Should a definitive judgment hold that the exemption does not apply to cellular devices, Partner may be required to remove the existing devices and would not be able to install new ones on the basis of this exemption. Furthermore, a number of local planning committees have recently claimed that, in accordance with National Building Plan 36, or the Plan, they may not grant permits for 3G cellular sites, since the frequency ranges covered by the Plan do not include 3G frequencies. This claim is not presently being individually adjudicated, however, it is at issue in other pending litigation. In addition, the government is currently considering amendments to the Plan that may impose additional restrictions and/or requirements for the construction and operation of cell sites that could, if adopted, negatively affect Partner’s ability to construct new sites and expand coverage.

Partner’s potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of a number of recent developments. Under the Non-Ionizing Radiation Law, the National Council for Planning and Building may determine the level of indemnification that must be undertaken by mobile phone companies as a precondition for obtaining a building permit for a new or existing antenna site that requires such a permit. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, mobile phone companies will be required to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. Thus, at present, in order to obtain a building permit for a new or existing antenna site, Partner must provide full indemnification for any reduction of property value related to its antenna sites. Partner cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended Plan, nor can it predict when the Plan will be amended. As of March 31, 2008, Partner has provided over 265 indemnification undertakings to local authorities. These developments may have a material effect on Partner’s financial condition and results of operations, as well as plans to expand and enhance network coverage.

Like other mobile telecommunications operators in Israel, Partner provides repeaters, also known as bi-directional amplifiers, to customers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, installed by Partner at the customers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm (approximately one to two feet), receive signals from a network antenna site and then amplify the signals within a specific room or rooms. The radiation emission from these outdoor antennas is comparable to that of a handset that is transmitting a signal. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of most other mobile telecommunications operators, Partner has not requested permits under the Planning and Building Law for the repeaters. The Ministry of Communications, however, has granted some operators a type approval for the repeaters.

Partner has received approval from the Ministry of Communications to sell and distribute the handsets and other terminal equipment that it sells. In addition, under the new Non-Ionizing Radiation Law, the Ministry of the Environment may also regulate handsets sales in Israel. Certain types of devices that are radiation sources, including mobile phone handsets, have been exempted from the requirement to obtain an approval from the Ministry of Environment, so long as the radiation emitted by these devices does not exceed the radiation level permitted under the Non-Ionizing Radiation Law. However, since June 15, 2002, Partner has been required to provide handsets purchasers with information on the specific absorption rate of the handsets as well as the handsets’ compliance with certain standards pursuant to a regulation under the Consumer Protection Law.

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

The Telecommunications Ordinance, together with subsidiary legislation such as the Telecommunications Regulations and various statements, guidelines and codes of practice issued by the Telecommunications Authority, operate to form the overall regulatory landscape of Hong Kong’s telecommunications industry. The Communications and Technology Branch of the Commerce and Economic Development Bureau of Hong Kong, or CEDB, is responsible for developing the telecommunication policies for Hong Kong and monitors the overall regulatory regime. The industry itself also plays a role in the development of the regulatory environment. OFTA regularly issues consultation papers to solicit views of the public and industry in respect of proposed guidelines and regulations that would subsequently form part of the regulatory framework governing Hong Kong’s telecommunications market.

Acquisitions and mergers of telecom carriers in Hong Kong are subject to the merger control regime under the Telecommunications Ordinance. There are no specific investment restrictions on foreign companies wishing to invest in Hong Kong-based telecommunications operators or service providers. However, OFTA’s guidelines generally require that license applicants are companies incorporated or registered under the laws of Hong Kong.

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

Spectrum policy review

The CEDB issued a statement in April 2007 after concluding its review of the government’s spectrum policy and promulgating the “Radio Spectrum Policy Framework” for future spectrum management. The framework stated that the government would employ, as far as possible, a market-based approach in future spectrum management. As a general guideline, spectrum that may be available to the market will be assigned by way of auction or other open bidding process. Spectrum use for non-government use would be subject to payment of spectrum utilization fees.

Review of fixed mobile convergence

OFTA has reviewed the existing regulatory framework in view of the growing convergence of fixed and mobile services. It conducted a public consultation on fixed and mobile convergence in 2006. Topics included the current fixed/mobile interconnection regime and its charging arrangement, unified licensing for fixed, mobile and convergent services and fixed/mobile number portability. OFTA issued its decision statement in April 2007 and stated that OFTA would withdraw with effect from April 2009 the existing regulations on the asymmetrical fixed and mobile interconnection arrangement whereby mobile operators are required to pay interconnection charges to fixed operators in respect of calls originated from or terminated at mobile networks. Fixed and mobile operators were encouraged to conclude their commercial agreements for future interconnection arrangements during the two-year transition period. The government plans to conduct a market survey before deciding whether or not to introduce fixed/mobile number portability.

Broadband wireless access

In December 2007, OFTA issued its decision statement regarding the licensing framework for the deployment of broadband wireless access. Further to its decision statement, OFTA will auction 90 MHz of spectrum in the 2.3GHz band and 190 MHz to 240 MHz of spectrum in the 2.5GHz band in the fourth quarter of 2008 for broadband wireless access service. The spectrum allocations will be made to the successful bidders on a technology-neutral basis with no restriction on the type of technology to be deployed.

Licensing of Mobile Television

CEDB and OFTA jointly issued a consultation paper in January 2008 on the development of mobile television services. The government proposed to allocate various groups of channels in the UHF Band (470 MHz – 806 MHz) and in Band III (174 MHz – 230 MHz) for the provision of these services. The relevant frequency spectrum is to be sold through an auction to be held in the first half of 2009. Bidders must meet certain pre-qualification criteria and would be subject to rollout obligations. The spectrum utilization fee payable by licensees will be determined by the auction process.

Unified Carrier License

CEDB and OFTA issued separate consultation papers in December 2007 on the creation of a unified carrier license and the proposed licensing framework of such a license, respectively. The unified carrier license aims at unifying the licensing conditions of fixed and mobile operators. Existing fixed and mobile operators would be able to migrate their current licenses to the unified carrier license on a voluntary basis. The government has announced its intention to begin accepting unified carrier license applications by the end of 2008.

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

The second 2G license currently held by us is Mobile Carrier License (No.90), or License No. 90, under which we are now providing personal communication services in the 1800 MHz radio spectrum band. License No. 90 is for a period of 15 years up to September 2021.

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

The Telecommunications Authority has stated that the open network access requirements stipulated in the replacement 2G licenses need not be complied with during the first five years.

3G licenses

On October 22, 2001, we obtained a 3G license in the 1900-2200-MHz radio spectrum band for Hong Kong. The term of the license is 15 years, commencing from October 22, 2001. Under the license, we, like other 3G licensees, are subject to open network access requirements to make available up to 30% of the capacity of our networks for use by non-affiliated MVNOs. The network capacity is determined as the sum of the capacities of the installed base station equipment plus the extra capacity that can reasonably be deployed through the addition or reconfiguration of base station equipment in a prescribed period of time. However, this does not impose an obligation on the licensees to deploy additional carriers or base station sites.

Our annual spectrum utilization fee is the higher of 5% of our network turnover or a progressively increasing prescribed flat fee (which was set at HK$60,124,000 for 2007). 3G licenses require operators to adopt separate accounts for their network and service operations in accordance with a prescribed accounting manual.

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

The general conditions of an FTNS license set out a more stringent framework with respect to licensees that are dominant in a particular market. Prior to January 2005, PCCW was the only fixed-line carrier in Hong Kong deemed to be dominant. OFTA issued a statement in January 2005 that revoked the tariff approval requirements applicable to PCCW and converted PCCW’s FTNS license to a new fixed carrier, or FC, license. Under the new FC license, PCCW is no longer presumed to be dominant in any market sector and any alleged abuse of dominant position will be assessed on a case-by-case basis on an ex-post manner. Along with the removal of the presumption of dominance, the FC license also allows PCCW to offer discounts to its published tariffs subject to a 24-hour advance notification to OFTA. OFTA has extended an offer to other FTNS license holders to exchange their existing FTNS licenses for new FC licenses.

Internet telephony

On January 6, 2006, OFTA introduced a new Service-Based-Operator, or SBO, license for the provision of Internet Protocol, or IP, telephony services. An SBO license is a service-based license operated under a two-class (Class 1 & Class 2) regulatory regime for the provision of IP telephony services. Class 1 services are those services that have all the attributes of conventional telephone services, and licensees under Class 1 are required to fulfill the licensing conditions of the fixed telecommunications network services / fixed carrier licenses relevant to the provision of local voice telephony services. Class 2 services are those services that do not have all the attributes of conventional telephone services, and Class 2 licensees are only subject to minimal licensing conditions with the main purpose to protect consumer interests and safeguard competition. An SBO license is valid for one year, and is renewable on an annual basis.

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

Macau

The telecommunications sector in Macau is regulated by the DSRT. We hold a license that allows us to operate on the GSM 900 and GSM 1800 spectrums, which will expire on July 8, 2010.

We were one of three operators awarded a 3G license in October 2006 to operate W-CDMA service in Macau. The 3G license for Macau was issued to us with effect from June 5, 2007 and is for a period of eight years. In compliance with the terms of the license, we commercially launched 3G services on October 16, 2007 and expect to achieve territory wide coverage in the second quarter of 2008.

A fourth 3G license could be issued within the next two years if DSRT considers it necessary.

Thailand

Overview

The NTC which is the regulatory body responsible for administering the Telecommunications Business Act 2001, or TBA, was established on October 1, 2004. The NTC regulates telecommunications matters in Thailand and has enacted a number of subordinate regulations to implement the provisions of the TBA including, regulations governing interconnection, standard mobile service contracts and customer complaint process.

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

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT and BFKT. Hutchison CAT provides exclusive marketing services to CAT Telecom in respect of CAT Telecom’s mobile telecommunications services in central Thailand, an area that covers 25 of Thailand’s 76 provinces. BFKT leases mobile telecommunications equipment and accessories to CAT Telecom and provides CAT Telecom with support and maintenance services in respect of those equipment and accessories. The provision of these services does not require either Hutchison CAT or BFKT to obtain any approval or concession granted by either CAT Telecom or the TOT Corporation. However, BFKT holds approvals granted by the NTC, which allow it to own the mobile telecommunications equipment and accessories that it has leased to CAT Telecom.

Regulatory framework

On August 3, 2005, the NTC issued regulations on the issuance of licenses and licensing criteria. Subsequent to the issue of these regulations, TOT Corporation and CAT Telecom were granted telecom business licenses on August 4, 2005 that covered the telecommunication services that these two companies had been offering prior to the enactment of the licensing regulations, including the CDMA mobile communication services offered by CAT Telecom.

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

If a concessionaire wishes to convert its concession to a license, it is likely to be bound by the foreign ownership restrictions of the TBA, which are presently more restrictive than those applying to many concessionaries. There is considerable uncertainty regarding the manner in which concessions may be converted to licenses, as conversion is likely to put to an end the revenue sharing arrangements that provided significant revenue streams for CAT Telecom, and the requisite consent of CAT Telecom is unlikely to be provided unless satisfactory compensation is provided for the loss of ongoing revenue.

While we have been advised by Thai legal counsel that our current business activities do not constitute a telecommunications business that requires a license pursuant to licensing regulations, the NTC may potentially interpret that some of our existing business activities in Thailand as a telecommunications business, which could require Hutchison CAT or BFKT to obtain one of three types of licenses required to be held by an operator of a telecommunications business. Such licenses are subject to restrictions on foreign investment that Hutchison CAT and BFKT may not be able to meet.

Interconnection

In 2006, the NTC issued a regulation on interconnections to require billing on a cost-oriented basis. Under the new regime, per-minute interconnection charges will be payable, and the existing access charge regime, under which interconnection charges are calculated by reference to the number of customers and/or revenues of the operator and are payable to TOT Corporation, is expected to be replaced. However, in August 2007, TOT Corporation filed a lawsuit seeking the revocation of the new regime.

In November 2007, TOT Corporation also filed lawsuits against CAT Telecom, Total Access Communications and True Move Company Limited, alleging that they had failed to pay THB15 billion in access charges.

In December 2007, the NTC approved interconnection rate charges for CAT Telecom under the new regime. CAT Telecom is currently negotiating definitive agreements with other telecommunications operators to implement these new interconnection rate charges.

In December 2007, Total Access Communications filed a complaint with the NTC against CAT Telecom alleging that it had failed to enter into an interconnection contract with Total Access Communications in accordance with the NTC’s interconnection regulations. CAT Telecom counterclaimed alleging unfair competition based on excessively high interconnection rate charges by Total Access Communications that are in violation of NTC rules that require rates to be determined on a cost-oriented basis. The NTC has granted Total Access Communications and CAT Telecom permission to negotiate a compromise on interconnection rate charges, and the parties are in discussions on a settlement.

On March 28, 2008, Hutchison CAT filed a lawsuit against AIS alleging that AIS was illegally blocking outgoing calls made from our network to AIS’s network. We also requested an injunction against AIS directing it to stop blocking traffic from us to the AIS network, and the court granted this injunction. The first hearing in the case is scheduled for June 2008.

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

Sri Lanka

The telecommunications sector of Sri Lanka has developed significantly in the past few years, mainly as a result of the recent liberalization of the regulation of the industry. In Sri Lanka, the telecommunications sector is governed by the Sri Lanka Telecommunications Act No.25 of 1991, as amended by Act No. 27 of 1996, or the Telecommunications Act, and the governing body is the Telecommunications Regulatory Commission of Sri Lanka, or TRCSL, which was established under the Telecommunications Act. The TRCSL regulates licensing, spectrum allocation, tariffs and all other industry-related issues, and presently comes directly within the purview of the president of Sri Lanka.

Hutchison Lanka operates under a license to operate cellular mobile services issued under the Telecommunications Act in 1992. It is effective for a period of 20 years, until 2012. In 2003, Hutchison Lanka obtained an extended gateway operators, or EGO, license to operate EGO services.

Vietnam

Vietnam has made important fundamental changes in its legal environment with the objective of creating a robust and competitive telecommunications sector, which in turn is expected to provide the foundation for economic growth for the country’s telecommunications industry. However, Vietnam’s reform process remains incomplete. In terms of regulatory transparency, the current regulatory body does not fully meet international standards of independence. This affects licensing, non-discriminatory interconnection and cross-subsidies in tariffs. In addition, Vietnam is behind schedule in implementing its obligations under bilateral agreements with other countries, particularly in respect of foreign investor access. Although Vietnam committed to open its telecommunications sector in connection with its WTO accession, it still has not promulgated the relevant rules to implement those commitments. In the absence of a consistent regulatory framework or legislation, uncertainty and risks for new market entrants and investors remain, which in turn limits network expansion, the introduction of new services and overall industry growth.

The telecommunications sector is regulated by the Ministry of Information and Communications (previously the Ministry of Post and Telematics), or MIC, which is the primary driver of telecommunications strategies, policies and regulations. The MIC is in charge of policy-making and regulatory matters in post and telecommunications, IT, electronics, the Internet, radio transmission and emission, radio frequency management, and national information infrastructure.

The provision of telecommunications services and the establishment of telecommunications networks in Vietnam must be licensed by the MIC. Although all license applications are made to the MIC and the MIC issues the licenses, the final decision on whether to grant a license in the telecommunications sector is ultimately made by the Prime Minister of Vietnam.

The Telecoms Ordinance defines two types of licenses for telecommunications enterprises: network- or facility-based operations, or FBO, and service-based operations, or SBO. An FBO owns and operates its telecommunications network and sells service directly to end-users, or sells wholesale service to companies that resell the FBO’s service. FBO licenses are only issued to state-owned enterprises, which are defined as an operator owned wholly or in part by the government. An SBO provides services that do not require network facilities, or leases on a wholesale basis network facilities for resale to end users. Ownership of SBO licenses is open to the private sector. However, an SBO license will only be granted to enterprises established under Vietnamese law, which contemplates four main types of enterprises: (i) state-owned enterprises, (ii) private limited companies; (iii) joint-stock (or shareholding) companies; and (iv) foreign-invested enterprises operating within certain sectors.

Hanoi Telecom, an enterprise majority owned by state enterprises, with which Hutchison Vietnam has entered into a BCC, is the holder of an FBO license dated April 28, 2003 for the establishment of a ground mobile telecommunications network and the provision of mobile telephone services, supplementary services and value-added services throughout Vietnam. The license had a term of 15 years. In connection with the granting of approval to convert to GSM services, we relinquished our original license and received a new license for 15-years beginning from March 2008.

The MIC regulates tariffs of VNPT as a dominant service provider, whereas other operators, such as Hanoi Telecom, are allowed to set their own tariffs. The MIC has introduced several provisions to reduce tariffs charged in Vietnam and make them comparable to those of other countries in the region.

The scope for regulatory intervention under the Telecoms Ordinance with respect to service pricing remains significant. In particular, the Prime Minister of Vietnam may determine that tariffs for “important telecommunications services” that affect various sectors and socio-economic development—a very wide category, for which there is as yet no official definition. In the absence of criteria for determining what falls within this category, the Prime Minister effectively has very wide discretion to determine tariffs.

Vietnam has also recently revised its rules and regulations regarding foreign investment. See “—Operating Companies Review—Vietnam—BCC Structure.”

Indonesia

The Indonesian telecommunications sector is regulated primarily pursuant to Law No. 36 of 1999 concerning Telecommunications, or Law 36. Under Law 36, telecommunications are defined as any broadcasting, transmission and/or receipt and any information in the form of signs, signals, inscription, pictures, voice and sound through a cable, optic, radio or other electromagnetic system.

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

After completing the set up of the facilities and infrastructure, a telecommunications operator must submit to conduct operational feasibility tests to examine and confirm that all of the facilities and infrastructure have been constructed properly and are ready to be operated from a technical perspective. Based on the results of the operational feasibility test, the government will issue a certificate of operational worthiness.

Upon obtaining a certificate of operational worthiness and after complying with all terms and conditions stated in the principle license, a telecommunications operator may submit an application for an operating license. An operating license is normally granted without time limit but will be evaluated by the government every five years.

The Minister of Transportation granted PT Hutchison CP a principle license for a 3G network with national coverage on October 13, 2003. PT Hutchison CP then obtained certificates of operation worthiness on September 15, 2004. On October 15, 2004 the MCIT issued an operating license to PT Hutchison CP. Under this operating license, PT Hutchison CP is entitled to conduct the following operations on a national basis:

•	GSM dual-band cellular mobile network system in the 1775MHz-1785 MHz (Up Link) and 1870 MHz-1880 MHz (Down Link) frequency bands;

•	IMT-2000 dual-band Cellular Mobile Network in the 1920-1925 MHz and 2110-2115 MHz frequency bands with an unpaired 2010-2015 MHz (TDD) frequency band; and

•	basic telephone service.

PT Hutchison CP’s operating license is valid for an unlimited period to the extent that PT Hutchison CP complies with its terms and prevailing laws and regulations.

Separate from an operating license, the use of radio frequency for telecommunication operations requires a radio frequency band license, which is issued by the MCIT. This license is granted for the purpose of operating any radio communication equipment and is granted based on a two-stage examination process: (i) frequency allocation stage and (ii) determination of radio frequency stage. Upon obtaining this license, the holder is obligated to register the license with the Directorate.

To promote equal treatment in the telecommunications industry among cellular mobile network operators, the MCIT recently issued Ministerial Regulation No. 29/KEP/M.KOMINFO/03/2006 regarding Allocation of Radio Frequency Bands and The Payment of Tariff for Radio Frequency Spectrum Band Utilization for Operators of Cellular Mobile Network IMT-2000 on Radio Frequency Band 2.1 GHz, or MR 29. Under MR 29, PT Hutchison CP must return part of its radio frequency band block 1925-1930 MHz in pairs with 2115-2120 MHz so that each 3G cellular mobile network operator will have equal 3G radio frequency band allocation. An additional 2 x 5 MHz on Radio Frequency Band 2.1 GHz may be allocated to each 3G cellular mobile network operator after January 1, 2008 by evaluation processes and upon performance of determined obligations, such as the payment of all outstanding fees. The existing 3G operators in Indonesia have petitioned the government for the allocation of additional spectrum and the government is reviewing the request. If approved, the additional spectrum would facilitate 3G business expansion.

Telecommunications operations in Indonesia may only be conducted by an Indonesian legal entity. These Indonesian entities may have foreign shareholders, subject to certain foreign investment rules. Indonesian law and regulation are currently silent on the maximum foreign share ownership in cellular mobile networks. In accordance with the requirements of applicable Indonesian investment laws, the current shareholdings in PT Hutchison CP have been approved by BKPM.

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

The NCA replaced the licenses of all telecommunications operators, including ours, with a new standard comprehensive form in December 2004.

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

Plant and equipment used to provide mobile and fixed-line communications services consist of:

•	switching, transmission and radio equipment;

•	connecting lines (cables, wires, poles and other support structures, conduits and similar items);

•	IT infrastructure (servers, routers and similar items);

•	towers, shelters and equipment rooms; and

•	other miscellaneous properties (work equipment, furniture and plants under construction).

The majority of the lines connecting our services to other telecommunications operators and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

The following table sets forth the total gross floor area of properties held by us and the total gross floor area of properties leased by us as at December 31, 2007, by country, and the principal uses of the properties.

Country	Gross Floor Area of Properties Held(1)		Gross Floor Area of Properties Leased(1)		Principal Uses
Israel	—		69,170 m	[2]	Office (including parking); retail shop; call center; service center.
Hong Kong	53,753 ft	[2]	638,590 ft	[2]	Office; staff quarter; retail shop; customer service center; data center; switching center; warehouse.
Macau	—		35,387 ft	[2]	Retail shop; office; staff accommodation; warehouse.
Thailand	2,736 m	[2]	24,152 m	[2]	Office; retail shop; warehouse; call center; switch center.
Indonesia	—		13,872 m	[2]	Office; customer service center; switch center; warehouse.
Vietnam	—		10,241 m	[2]	Office; switch center; retail shop; warehouse.
Sri Lanka	37,566 m	[2]	4,292 m	[2]	Office (including parking); staff quarter; switch center.
Ghana	—		12,189 m	[2]	Office (including parking); service center; staff quarter; warehouse.
Others(2)	—		1,622 m	[2]	Offices.

(1)	Does not include cell sites.
(2)	Comprised of China, United States, Malaysia, Singapore, Taiwan and The Philippines.

As at December 31, 2007, certain properties owned by us in Hong Kong were used as collateral for certain of our borrowings.

We are subject to various environmental laws in the countries in which we have operations. Compliance with these laws has not had, and in our opinion is not expected to have, a material adverse effect upon the use of our properties, plants or equipment or on our results of operations.

C. History and Development of the Company

Corporate Information

Hutchison Telecommunications International Limited was incorporated in the Cayman Islands on March 17, 2004 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Our principal offices are located at 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong, and our telephone number is 852 2128-3222.

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

Israel. The Hutchison Whampoa group established its presence in Israel in September 1997 when Hutchison Whampoa, together with local investors, formed Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq. Partner provides mobile telecommunications services under the “orange™” brand. In December 2004, Partner launched 3G services. In April 2005, Partner became a consolidated subsidiary of our company following the completion of a share buyback by Partner, as a result of which our equity interest in Partner increased from 42.9% to over 50%. In July 2006, Partner acquired the transmission business of Med 1, including its fiber-optic cable infrastructure comprising a network of approximately 900 kilometers of submerged and terrestrial transmission fiber for approximately NIS 71 million. In January 2007, Partner was granted a license for the provision of domestic fixed-line telecommunications services in Israel.

Hong Kong (including Macau). The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operated its mobile telecommunications business through Hutchison Telecommunications (Hong Kong) Limited, or Hutchison Telecom, and its subsidiaries. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services, under the “3” brand. Since May 31, 2004, all of Hutchison Whampoa’s mobile telecommunications services in Hong Kong have been offered under the “3” brand.

In August 2001, the Hutchison Whampoa group launched GSM dualband mobile telecommunications services in Macau under the “Hutchison Telecom” brand. Our service in Macau was re-branded under the “3” brand in 2005. In October 2007, we launched 3G services in Macau.

The Hutchison Whampoa group also provides fixed-line telecommunications services in Hong Kong through Hutchison Global Communications under the brands “HGC” and “Hutchison Global Communications.” Hutchison Global Communications obtained its license in 1995. In March 2004, the Hutchison Whampoa group acquired a 52.5% interest in Hutchison Global Communications Holdings through the acquisition by Hutchison Global Communications Holdings of a wholly-owned subsidiary of Hutchison Whampoa, operating its fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes. In July 2005 we privatized Hutchison Global Communications Holdings through the cancellation of Hutchison Global Communications Holdings shares not already held by us. Following the privatization, Hutchison Global Communications Holdings became our wholly-owned subsidiary and its listing on the Hong Kong Stock Exchange was withdrawn.

Thailand. The Hutchison Whampoa group commenced operations in Thailand in February 2003 when Hutchison CAT, our joint venture with CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the “Hutch” brand under a marketing service agreement running until April 21, 2015. For the year ended December 31, 2007, we recognized an impairment charge of HK$3,854 million for all of our non-current assets in Thailand.

Indonesia. In July 2005, we completed the acquisition of a 60% equity interest of PT Hutchison CP, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia. In March 2007, we launched mobile telecommunications services in Indonesia under the “3” brand.

Vietnam. In February 2005 our business cooperation contract, or BCC, with Hanoi Telecom was approved by the Ministry of Planning and Investment of Vietnam. Under the terms of the BCC, we agreed to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam. During the first half of 2007, we launched mobile telecommunications services in Vietnam under the “HT Mobile” brand name. In March 2008, we received approval to permit us to switch our operating spectrum from CDMA to a GSM service, which we believe has better business prospects than CDMA. We will continue to provide CDMA service until we commence our migration to a GSM network, which is scheduled to occur in mid-2008.

Sri Lanka. In August 1997, the Hutchison Whampoa group acquired a 100% interest in Hutchison Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Colombo. We subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. We launched standard GSM services in the Colombo area in May 2004 under the “Hutch” brand. Our analog network around Colombo was shut down in July 2004.

Ghana. In 1998, the Hutchison Whampoa group acquired an 80% interest in Kasapa in Ghana. In January 2005, our equity and voting interest in Kasapa increased from 80% to 100%. Kasapa received a 15-year replacement license effective December 2, 2004 authorizing the provision of mobile service on its present 800 MHz spectrum. Kasapa commenced offering CDMA service in September 2005 and simultaneously shut down the AMPS analog network that it had previously been using.

On January 17, 2008, we entered into an agreement to sell to EGH all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa, the operating company for the Ghana operations, for a cash consideration of HK$583.5 million (US$74.8 million). We expect to complete the sale in the first half of 2008.

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

On February 11, 2007, we entered into an agreement to sell, and on May 8, 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company that held, through various subsidiaries, all of our direct and indirect equity and loan interests in the India operations, comprising Hutchison Essar and its subsidiaries, for cash consideration of US$11,074 million (HK$86.6 billion) before costs, expenses and interest payable by Vodafone, plus the assumption of US$2.0 billion (HK$15.6 billion) of net debt. On May 8, 2007, we also entered into a supplemental deed with Vodafone pursuant to which Vodafone, in consideration for waiving certain potential claims against us under the sale and purchase agreement, was permitted to retain US$352 million from the sale price to apply against certain specified liabilities that Vodafone might incur in connection with the interests that it had effectively acquired during a period of up to ten years following the date of completion of the sale. Considering the terms surrounding the retention and release of the amount retained by Vodafone, our board of directors has decided to make a full provision against recovery of any part of the amount retained by Vodafone. Under the terms of the sale and purchase agreement that we entered into with Vodafone, we also agreed to restrictions on our ability to directly or indirectly carry on, engage in or acquire an economic interest in, any business in India that competes with the telecommunications business of Hutchison Essar for a period of three years from the date of completion of the sale.

The Restructuring

Prior to the listing in October 2004 of our shares on the main board of the Hong Kong Stock Exchange and our ADSs on the New York Stock Exchange, a number of steps were taken to transfer companies within the Hutchison Whampoa group to us in preparation for these listings, as well as to effect a harmonization of the group structure. The objective of the restructuring was to establish our company as a holding company for some of the Hutchison Whampoa group’s telecommunications interests.

As part of the restructuring, we entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined to include the European Union prior to its enlargement in 2004 and other countries such as Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada and Argentina (unless and until we exercise an option granted to us to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A., or Hutchison Argentina). Our territory covers all the remaining countries of the world. On February 25, 2008, in accordance with the non-competition agreement, Hutchison Whampoa granted its consent for us to enter into a joint venture with the Philippine Long Distance Telephone Company Group, or Philippine Long Distance, to begin operating a MVNO business in Italy and on March 12, 2008 we entered into a cooperation agreement with Philippine Long Distance.

The restrictions under the non-competition agreement will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital, unless on Hutchison Whampoa’s cessation of interest another party controls, directly or indirectly, 30% or more of our issued ordinary share capital, in which case the restrictions will fall away immediately upon Hutchison Whampoa’s cessation of interest. The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation). For more information about the terms of this agreement, see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Related party transactions with Hutchison Whampoa—Non-competition agreement.”

Capital Expenditures and Divestitures

Our capital expenditures in 2005, 2006 and 2007 have been primarily for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses. The amounts of capital expenditures for these periods, broken out by geographical segment, are set out in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditure.” Historically, we met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates and borrowings from the Hutchison Whampoa group of companies. We expect that we will meet our current and future financing needs primarily through retained cash, cash flow from our operating activities and borrowings by us and/or our subsidiaries from banks based on guarantees and/or pledges provided by our company. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D. Organizational Structure

Immediately prior to January 3, 2008, Hutchison Whampoa indirectly owned approximately 50.1% of our outstanding ordinary shares and Orascom Telecom Holding S.A.E., or Orascom Holding, owned approximately 14.2% of our outstanding ordinary shares. As described further in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders,” following Orascom Holding’s sale of our shares to (i) an indirect wholly owned subsidiary of Hutchison Whampoa and (ii) a company indirectly owned by Mr. Li Ka-shing, who is the Chairman of the Board of Directors of Hutchison Whampoa, which were both completed on January 3, 2008, Orascom Holding ceased to have any equity interest in our company. Hutchison Whampoa’s indirect equity in our company was then increased from 50.1% to 59.3%. As at April 21, 2008, Hutchison Whampoa held approximately 59.3% of our shares.

Hutchison Whampoa is a conglomerate based in Hong Kong and listed on the main board of the Hong Kong Stock Exchange. It operates five core businesses around the world. The businesses are: (1) ports and related services; (2) property and hotels; (3) retail; (4) energy, infrastructure, finance, investments and others; and (5) telecommunications.

Orascom Holding is a leading mobile telecommunications company operating in seven emerging markets in the Middle East, Africa and South Asia.

We are a holding company for the following significant subsidiaries as at December 31, 2007:

	Place of incorporation/ registration and operation	Percentage of equity interest held
BFKT (Thailand) Limited(1)	Thailand	49%
HCL Network Partnership	Hong Kong	100%
HTI (BVI) Finance Limited	British Virgin Islands	100%
Hutchison CAT Wireless MultiMedia Limited(1)	Thailand	36%
Hutchison Global Communications Limited	Hong Kong	100%
Hutchison GlobalCentre Limited	Hong Kong	100%
Hutchison MultiMedia Services Limited	Hong Kong	100%
Hutchison Telecommunication Services Limited	Hong Kong	100%
Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	100%
Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	100%
Hutchison Telecommunications International (HK) Limited	Hong Kong	100%
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	100%
Hutchison Telephone (Macau) Company Limited	Macau	71%
Hutchison Telephone Company Limited	Hong Kong	71%
Kasapa Telecom Limited	Ghana	100%
Partner Communications Company Ltd.	Israel	50.2%
PT. Hutchison CP Telecommunications	Indonesia	60%

(1)	In addition to our 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, we also hold call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report on Form 20-F. With effect from the year ended December 31, 2007, we prepared our financial statements in accordance with IFRS; we have also presented the results for the year ended December 31, 2006 in accordance with IFRS in the attached financial statements. Our financial statements were prepared in accordance with HKFRS in previous years. We believe that the adoption of IFRS will allow our accounts to be more easily understood by our shareholders, potential investors, the capital markets and other stakeholders and users.

We undertook a number of transactions since the beginning of 2007 that affected our results for the year or will affect our results going forward. These include:

•

In the first half of 2007, we launched nationwide mobile telecommunications services in Vietnam under the brand name “HT Mobile.” HT Mobile operates a CDMA2000 1X network under an investment license granted to a BCC between our Vietnam operations and Hanoi Telecom. On January 30, 2008, the parties to the BCC applied to The People’s Committee of Hanoi City for the BCC project to convert from CDMA to GSM technology. The application was approved on March 8, 2008 and we were granted an Investment Certificate for a period of 15 years from March 8, 2008.

•

In the first half of 2007, we launched GSM and 3G mobile telecommunications services in Indonesia under the “3” brand through PT Hutchison CP, a joint venture company between us and the Charoen Pokphand Group.

•

On February 11, 2007, we entered into an agreement to sell our entire interests in CGP Investments Holdings, a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as “Vodafone Essar Limited”) and its subsidiaries to Vodafone for cash consideration of approximately US$11,074 million (approximately HK$86.6 billion). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held For Sale and Discontinued Operations.” Largely as a result of the sale, we went from having net debt of HK$37,369 million (US$4,791.9 million) as at December 31, 2006 to having a net cash balance of HK$25,591 million (US$3,281.6 million) as at December 31, 2007.

•

In the fourth quarter of 2007, we signed a non-binding memorandum of understanding with CAT Telecom to create a nationwide network in Thailand. Our operations in Thailand, which serve the 25 provinces around Bangkok, would be merged with CAT Telecom’s operations in the remaining 51 provinces. The completion of this reorganization is subject to the execution of definitive contracts and receipt of government and regulatory approvals.

•

On January 16, 2008, we announced that we would recognize a non-cash impairment charge of HK$3,854 million (US$494.2 million) in our 2007 financial statements in connection with our Thailand operations and a deferred tax credit of HK$421 million (US$54.0 million) in connection with the recognition of the impairment charge.

•

On January 17, 2008, we entered into an agreement to sell to EGH all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa, the operating company for the Ghana operations, for a cash consideration of HK$583.5 million (US$74.8 million). We expect to complete the sale in the first half of 2008.

•	On February 6, 2008, Partner announced a share buy-back plan throughout 2008, in an amount of up to NIS 600 million (US$152.3 million), subject to appropriate market conditions.

•

On March 18, 2008, PT Hutchison CP entered into a conditional agreement to sell up to 3,692 base station tower sites to Protelindo for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). The sale is expected to be made in tranches over a two-year period. As a condition to the agreement, PT Hutchison CP and Protelindo will enter into a lease agreement granting PT Hutchison CP (i) the right to use the capacity reserved for PT Hutchison CP on the base station towers sold under the agreement and related infrastructure as PT Hutchison CP may elect for an initial period of twelve years which, at PT Hutchison CP’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price. On the basis that the sale is treated as a sale of all the 3,692 base station tower sites and the lease is treated as an operating lease, we expect to realize a disposal gain of approximately US$236 million (approximately HK$1,832 million) from the sale.

Basis of Preparation of Accounts

With effect from the year ended December 31, 2007, we prepared our financial statements in accordance with IFRS. Our financial statements were prepared in accordance with HKFRS in previous years. See Note 4 to our financial statements for a description of the impact of the change to IFRS on our financial statements.

Our subsidiaries are grouped into the following six segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile

•	Hong Kong fixed-line

•	Israel

•	Thailand

•	Indonesia

•	Others

The results of operations of subsidiaries and associates acquired or disposed of during the year are included in our financial statements commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

As a result of our sale of CGP Investments Holdings on May 8, 2007, the results pertaining to the Indian mobile telecommunications operations have been presented in our financial statements as discontinued operations in accordance with IFRS 5. In accordance with this presentation, the results of discontinued operations are excluded from the totals used in the discussion of operating results as at and for the years ended December 31, 2006 and 2007.

The results of operations of our Macau mobile telecommunications business are aggregated with our Hong Kong mobile telecommunications business because the Macau operating company is a subsidiary of our Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of turnover and customer numbers.

“Others” is comprised of our operations in Vietnam, Sri Lanka, Ghana, operations of our corporate office and our subsidiary PowerCom Network Hong Kong Limited.

Results of Operations for the year ended December 31, 2007 compared with year ended December 31, 2006

The following table presents, for the years indicated, the major line items in our consolidated income statement, including such amounts expressed as a percentage of our total turnover:

	Year ended December 31,
	2006		2007
	HK$ millions, except percentages
		%		%
Consolidated income statement
Continuing operations:
Turnover	17,923	100.0	20,401	100.0
Cost of inventories sold	(2,164)	(12.1)	(2,671)	(13.1)
Staff costs	(1,897)	(10.5)	(2,295)	(11.2)
Depreciation and amortization	(3,804)	(21.2)	(4,226)	(20.7)
Other operating expenses	(8,685)	(48.5)	(10,182)	(49.9)

	1,373	7.7	1,027	5.1
Impairment charge for Thailand segment	—	0.0	(3,854)	(18.9)
Profit on disposal of investments and others, net	44	0.2	8	0.0

Operating profit/(loss)	1,417	7.9	(2,819)	(13.8)
Interest income	66	0.4	1,619	7.9
Interest and other finance costs	(1,652)	(9.2)	(1,335)	(6.5)
Share of results of associates	(1)	0.0	—	—

Loss before taxation	(170)	(0.9)	(2,535)	(12.4)
Taxation	(653)	(3.7)	(191)	(1.0)

Loss for the year from continuing operations	(823)	(4.6)	(2,726)	(13.4)

Discontinued operations:
Profit from discontinued operations	2,399	13.4	70,502	345.6

Profit for the year	1,576	8.8	67,776	332.2

Attributable to:
Equity holders of the Company:
—continuing operations	(1,191)	(6.6)	(3,147)	(15.5)
—discontinued operations	1,392	7.7	70,031	343.3

Profit attributable to equity holders of the Company	201	1.1	66,884	327.8
Minority interest
—continuing operations	368	2.1	421	2.1
—discontinued operations	1,007	5.6	471	2.3

Profit attributable to minority interest	1,375	7.7	892	4.4

Profit for the year	1,576	8.8	67,776	332.2

Group results

The following discussion covers both continuing and discontinued operations.

Turnover

Our turnover from continuing operations in 2007 was HK$20,401 million (US$2,616.0 million), an increase of 13.8% from HK$17,923 million in 2006. Growth mainly came from strong revenue growth in our Israel and Hong Kong operations.

Turnover in our Hong Kong mobile and Israel operations in 2007 grew by 13.7% and 18.9%, respectively, compared to 2006, and together accounted for most of our total turnover growth in 2007. Our Thailand operations experienced a 4.3% decrease in turnover to HK$973 million in 2007 compared with HK$1,017 million in 2006.

Our customer base grew by 57% to 9.9 million as at December 31, 2007, compared with 6.3 million at the end of 2006 (excluding those customers in India). Growth in our customer base was primarily the result of launching our services in Indonesia and Vietnam, as well as significant customer growth in Sri Lanka and Thailand. Our customer base in Hong Kong and Israel also grew by 13.5% and 7.2%, respectively, with approximately 409,000 2G customers upgrading to 3G in these two markets. This resulted in a combined 3G customer base in Hong Kong, Macau and Israel of 1.7 million at the end of 2007, an increase of 67.5% from 1.0 million for Hong Kong and Israel at the end of 2006.

Operating expenses

The following table presents a breakdown of our operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended December 31,		Change
	2006	2007
	HK$ millions		%
Cost of inventories sold	2,164	2,671	23.4
Staff costs	1,897	2,295	21.0
Depreciation and amortization	3,804	4,226	11.1
Other operating expenses	8,685	10,182	17.2

Total operating expenses	16,550	19,374	17.1

Our operating expenses in 2007 increased 17.1% to HK$19,374 million (US$2,484.4 million) compared to HK$16,550 million in 2006. The increase in operating expenses was primarily attributable to higher operating expenses incurred in our operations in Vietnam and Indonesia, which commenced operations in 2007. Excluding the costs of HK$1,062 million related to the launch of operations in Indonesia and Vietnam, in 2007 our operating expenses increased by 11.8% compared to a 12.9% increase in turnover (excluding turnover generated by our operations in Indonesia and Vietnam).

As a percentage of turnover, our operating expenses increased from 92.3% of turnover in 2006 to 94.9% in 2007.

Cost of inventories sold increased by 23.4% to HK$2,671 million (US$342.5 million), from HK$2,164 million in 2006, mainly due to higher sales, particularly 3G sales, where the cost of the handset is typically higher than for 2G sales. Our cost of inventories sold primarily consists of handsets sold by our operations in Hong Kong and Israel.

Staff costs increased by 21.0% to HK$2,295 million (US$294.3 million) in 2007 from HK$1,897 million in 2006. As a percentage of total turnover, staff costs increased to 11.2% of turnover in 2007 from 10.5% in 2006. The increase in staff costs was partly due to additional share-based compensation charges of HK$223 million (US$28.6 million) incurred as a result of our adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend of HK$6.75 per share on June 29, 2007. It was also due to a 10.1% increase in our total number of employees, which expanded primarily to support the launch of our operations in Vietnam and Indonesia and general growth in our business activities as well as the payment of a retirement bonus for the former CEO of Partner.

Depreciation and amortization increased 11.1% to HK$4,226 million (US$541.9 million) in 2007 from HK$3,804 million in 2006. Increases in depreciation were primarily attributable to our rollout of services in Indonesia and Vietnam. The increase in amortization was also partly due to the full-year amortization in 2007 of the transmission business of Med-1 I.C.1 (1999) Ltd. in Israel, which we acquired in July 2006, as well as additional amortization charges on capitalized operating expenses.

The following table presents a breakdown of our other operating expenses from continuing operations:

	Year ended December 31,		Change
	2006	2007
	HK$ millions		%
Cost of services provided	5,706	6,668	16.9
General administrative and distribution costs	1,435	1,711	19.2
Operating leases in respect of buildings, hire of plant and machinery	1,233	1,392	12.9
Others	311	411	32.2

Other operating expenses	8,685	10,182	17.2

Our other operating expenses increased 17.2% to HK$10,182 million (US$1,305.7 million) in 2007 from HK$8,685 million in 2006. The main component of our other operating expenses is the cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs), which increased by 16.9% to HK$6,668 million (US$855.0 million) in 2007 from HK$5,706 million in 2006. The increase in interconnection, roaming and international termination charges was mainly due to growth in our customer base and usage, while the increase in network costs was primarily attributable to the expansion of our networks in Indonesia, Vietnam, Sri Lanka and Macau. As a result of these network expansions, our mobile network grew by 40.1% in 2007, in terms of the number of on-air base stations, as compared with 2006, and this resulted in a significant increase in costs of network operation and maintenance, transmissions, cell site rentals and lease-lines rentals.

The increase in our other operating expenses was also partly due to a 19.2% increase in general administrative and distribution costs to HK$1,711 million (US$219.4 million) in 2007 from HK$1,435 million in 2006. The increase in general administrative and distribution costs was driven mainly by increased customer acquisition and retention programs in Israel and Hong Kong, the launch of services in Vietnam and Indonesia and the launch of 3G service in Macau. In 2007, operating leases in respect of buildings, hire of plant and machinery increased by 12.9% to HK$1,392 million (US$178.5 million), compared to HK$1,233 million in 2006 mainly as a result of the expansion of our Macau operations and our Hong Kong fixed line operations.

Other operating expenses represented 49.9% of our total turnover in 2007, an increase of 1.4% from 48.5% in 2006. This increase was primarily as a result of increases in operating expenses associated with the launch of operations in Indonesia and Vietnam.

Impairment charge

In 2007, we recognized an impairment charge of HK$3,854 million (US$494.2 million) in connection with our Thailand operations. Our Thailand operations incurred losses in 2007, and our cash flow forecasts for this segment indicated that the carrying values of certain non-current assets were not expected to be recoverable from future operating cash flow of the business. We therefore recognized an impairment charge in respect of network equipment, telecommunication licenses and certain non-current assets, in accordance with IAS 36 “Impairment of Assets.”

Profit on disposal of investments and others, net

Our profit on disposal of investments and others decreased to HK$8 million (US$1.0 million) in 2007 from HK$44 million in 2006.

Operating profit/(loss)

As a result of the foregoing, in 2007 we recorded an operating loss of HK$2,819 million (US$361.5 million) compared to an operating profit of HK$1,417 million in 2006.

Interest and other finance costs, net

We recorded interest income from interest earned on cash balances of HK$1,619 million (US$207.6 million) in 2007 compared to HK$66 million in 2006. The higher level of interest income in 2007 was primarily due to interest we earned on cash balances resulting from our sale of CGP Investments Holdings. Interest and other finance costs decreased 19.2% to HK$1,335 million (US$171.2 million) in 2007 from HK$1,652 million in 2006, primarily due to lower levels of gross debt in our Israel, Hong Kong and Thailand operations. Interest income at our corporate office amounted to HK$1,555 million, compared with zero in 2006; the increase was a result of cash balances retained subsequent to the sale of CGP Investments Holdings. Interest and other finance costs were principally related to our debt and changes in fair value of derivative instruments.

Loss before taxation

As a result of the foregoing, we recorded a loss before taxation of HK$2,535 million (US$325.1 million) in 2007, compared to a loss of HK$170 million in 2006.

Taxation

Our taxation charge in 2007 was HK$191 million (US$24.5 million), a 70.8% decrease from a charge of HK$653 million in 2006. The charge for 2007 was comprised of a current taxation charge of HK$690 million (US$88.5 million) and a deferred taxation credit of HK$499 million (US$64.0 million). The increase in our current taxation charge in 2007 was mainly attributable to increased taxable income from our Israel operations. Our higher net deferred taxation credit was primarily due to our reversal of cumulative deferred tax liability charges that reflected temporary differences that had arisen between the base asset value for tax purposes and the carrying value for financial statement purposes of our impaired non-current assets in Thailand.

Loss from continuing operations

Our loss from continuing operations in 2007 was HK$2,726 million (US$349.6 million), compared to a loss of HK$823 million in 2006, primarily due to the HK$3,854 million impairment charge in respect of our Thailand operations. Excluding the impairment charge in Thailand, which had a net impact of HK$3,433 million after the reversal of HK$421 million in deferred tax credits, we would have recorded a profit from continuing operations of HK$707 million (US$90.7 million).

Profit from discontinued operations

On February 11, 2007, we entered into an agreement to sell our entire interests in CGP Investments Holdings, a company which held through various subsidiaries the direct and indirect equity and loan interests in Hutchison Essar and its subsidiaries, to a wholly owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11,074 million (approximately HK$86.6 billion). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5.

Discontinued operations contributed HK$70,502 million (US$9,040.6 million) to our profit for 2007. This amount was comprised of HK$1,159 million (US$148.6 million) from operating activities through May 8, 2007 and HK$69,343 million (US$8,892.0 million) from the gain on disposal of CGP Investments Holdings.

Profit attributable to equity holders

Profit attributable to our equity holders in 2007 was HK$66,884 million (US$8,576.6 million), or earnings per share of HK$14.01. We recorded a loss of HK$3,147 million (US$403.5 million), or loss per share of HK$0.66 (US$0.08), from continuing operations and a profit of HK$70,031 million (US$8,980.1 million) from discontinued operations.

Results of our operating companies

The following table presents a breakdown of turnover from our continuing operations by segment and the percentage of total turnover accounted for by each segment for the years indicated:

	Year ended December 31,
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	9,796	54.7	11,650	57.1
Hong Kong mobile	4,199	23.4	4,775	23.4
Hong Kong fixed-line	2,406	13.4	2,436	11.9
Thailand	1,017	5.7	973	4.8
Indonesia	—	0.0	117	0.6
Others:
Ghana	130	0.7	194	1.0
Sri Lanka	124	0.7	189	0.9
Vietnam	—	0.0	40	0.2
Others	251	1.4	27	0.1

Total others:	505	2.8	450	2.2

Turnover	17,923	100.0	20,401	100.0

The following table presents a breakdown of operating expenses for the years indicated by segment and the percentage of operating expenses accounted for by each segment:

	Year ended December 31,
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	8,088	48.9	9,461	48.8
Hong Kong mobile	3,952	23.9	4,328	22.3
Hong Kong fixed-line	2,147	13.0	2,194	11.3
Thailand	1,518	9.2	1,581	8.2
Indonesia	124	0.7	743	3.8
Others:
Ghana	174	1.0	214	1.1
Sri Lanka	89	0.5	125	0.7
Vietnam	46	0.3	319	1.7
Others	412	2.5	409	2.1

Total others:	721	4.3	1,067	5.6

Operating expenses	16,550	100.0	19,374	100.0

The following table presents, for the years indicated, a breakdown of operating profit/(loss) by segment, impairment charges, profit on disposal of investments and others, net, and the percentage of total operating profit accounted for by each segment:

	Year ended December 31,
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	1,708	124.4	2,189	213.1
Hong Kong mobile	247	18.0	447	43.5
Hong Kong fixed-line	259	18.9	242	23.6
Thailand	(501)	(36.5)	(608)	(59.2)
Indonesia	(124)	(9.0)	(626)	(61.0)
Others:
Ghana	(44)	(3.2)	(20)	(1.9)
Sri Lanka	35	2.5	64	6.2
Vietnam	(46)	(3.4)	(279)	(27.2)
Others	(161)	(11.7)	(382)	(37.1)

Total others	(216)	(15.8)	(617)	(60.0)

Operating profit before disposal of investments and others	1,373	100.0	1,027	100.0

Impairment charge for Thailand segment	—		(3,854)

Profit on disposal of investments and others, net	44		8

Operating profit/(loss)	1,417		(2,819)

Israel. Our Israel operations accounted for 57.1% of total turnover in 2007 compared with 54.7% of total turnover in 2006. Turnover in our Israel operations grew by 18.9% to HK$11,650 million (US$1,493.9 million) in 2007 compared with HK$9,796 million in 2006. Turnover growth was primarily due to customer growth, especially in 3G customers, who typically have a higher ARPU, and business customers, higher average minutes of use per user and an increase in content and data revenues. This higher level of turnover was partially offset by a decrease in average revenue per minute caused by regulatory measures mandating a reduction of approximately 10% in interconnect tariffs and a new regulation restricting our ability to charge for calls directed to voice mail. The growth in turnover also benefited from favorable exchange rates for the New Israeli Shekel against the Hong Kong dollar; in local currency terms, turnover growth was 9.0%. At the end of 2007, our Israel operations customer base increased by 7.2% to 2.9 million from 2.7 million at the end of 2006. As at December 31, 2007, the 3G customer base of our Israel operations represented 22.1% of our total customer base in Israel.

Operating expenses increased by 17.0% to HK$9,461 million (US$1,213.2 million) in 2007 from HK$8,088 million in 2006, primarily due to higher distribution and commission expenses and increased provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, there were significant expenses in respect of a retirement bonus for the former CEO of Partner as well as a reduction in interconnection rates and royalty charges.

As a result of the factors discussed above, operating profit from our Israel operations increased 28.2% to HK$2,189 million (US$280.7 million) in 2007, compared to HK$1,708 million in 2006.

Hong Kong mobile. Our Hong Kong mobile operations accounted for 23.4% of total turnover in 2007, the same percentage as in 2006. Turnover from our mobile operations in Hong Kong increased by 13.7% to HK$4,775 million (US$612.3 million) in 2007 from HK$4,199 million in 2006. Turnover growth was primarily due to customer growth, especially in 3G customers, and higher ARPU as a result of more 3G customers, higher data and content revenues and increased roaming revenues. Our customer base in Hong Kong and Macau increased by 13.5% to 2.4 million at year-end 2007 from 2.1 million at the end of 2006. At the end of 2007, we had approximately 2.1 million customers in Hong Kong and 283,000 in Macau. As at December 31, 2007, our 3G customer base of 1.1 million represented 44.5% of the total customer base in Hong Kong and Macau and compared with 0.7 million at the end of 2006.

Operating expenses increased by 9.5% to HK$4,328 million (US$554.9 million) in 2007 from HK$3,952 million 2006, due in part to the share-based payment charge related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend on June 29, 2007, a portion of which was allocated to employees of our Hong Kong mobile operations. We also incurred higher customer acquisition and retention costs and a corresponding increase in the amortization of capitalized customer acquisition and retention costs. Higher network and IT operating expenses were incurred in rolling out our 3G network in Macau.

As a result of the factors discussed above, operating profit from our Hong Kong mobile operations increased by 81.0% to HK$447 million (US$57.3 million) in 2007, compared to HK$247 million in 2006.

Hong Kong fixed-line. Our fixed-line operations accounted for 11.9% of total turnover in 2007, compared with 13.4% in 2006. Turnover in Hong Kong fixed-line operations increased 1.2% to HK$2,436 million (US$312.4 million) in 2007 from HK$2,406 million in 2006. Our fixed-line operations in Hong Kong are grouped into three segments: international and carrier business, corporate and business market, and residential market. During 2007, all three of these segments experienced growth in turnover.

Operating expenses increased by 2.2% to HK$2,194 million (US$281.3 million) in 2007 from HK$2,147 million in 2006, due in part to the share-based payment charge related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend on June 29, 2007, a portion of which was allocated to employees of our Hong Kong fixed-line operations. We also incurred higher costs associated with network outsourcing activities and an increase in the amortization charge of capitalized costs as a result of a change in the estimated customer contract life.

As a result of the factors discussed above, operating profit from our Hong Kong fixed-line operations decreased by 6.6% to HK$242 million (US$31.0 million) in 2007 from HK$259 million in 2006.

Thailand. Our Thailand operations accounted for 4.8% of total turnover in 2007, compared with 5.7% in 2006. Turnover in our Thailand operations decreased to HK$973 million (US$124.8 million) in 2007 from HK$1,017 million in 2006. The decrease in turnover was mainly a result of the change in customer mix towards more prepaid customers and a decline in blended ARPU. As at December 31, 2007, our customer base had risen to 978,000, an increase of 34.3% compared with 728,000 at the end of 2006. The increase in customer base was due to a 45.3% increase in prepaid customers and a 19.6% increase in postpaid customers. At the end of 2007, our prepaid customer base represented 62.0% of our total customer base in Thailand, compared to 57.3% at the end of 2006. Prepaid customers generally have lower ARPU than postpaid customers.

Operating expenses increased by 4.2% to HK$1,581 million (US$202.7 million) in 2007 from HK$1,518 million in 2006, primarily due to the appreciation of the Thai Baht and increases in outsourcing and advertising costs, as well as higher customer acquisition and retention costs. During the second half of 2007, we took a provision of HK$60 million (US$7.7 million) in respect of certain flow-through charges for regulatory license fees levied on CAT Telecom and which CAT Telecom passed on to us.

The operating loss from our Thailand operations was HK$4,462 million (US$572.2 million) in 2007, compared to HK$501 million in 2006. The loss was primarily a result of an impairment charge of HK$3,854 million (US$494.2 million) that we recognized in 2007, relating to our non-current assets in Thailand in accordance with IAS 36.

Indonesia. We launched operations in Indonesia in the first half of 2007 and recorded turnover of HK$117 million (US$15.0 million) for the year. Our customer base in Indonesia grew to 2.0 million by the end of 2007, with more than 99.8% of the customer base in the prepaid segment. Our business in Indonesia is still in the initial expansion phase, where we are working to expand service coverage and are offering heavily discounted promotions to support initial growth in the customer base.

Operating expenses increased to HK$743 million (US$95.3 million) in 2007 from HK$124 million in 2006. With the launch of operations, we commenced recognizing depreciation and amortization expenses, which amounted to HK$151 million (US$19.4 million) in 2007. Depreciation expenses were recognized on the network and other assets and amortization expenses were recorded in respect of the 3G license, which has been capitalized under IAS 32 “Financial Instruments: Presentation” as an intangible asset and was amortized on a straight line basis over the life of the license. In addition, we incurred costs resulting from the first year of operations since the date of launch in 2007, including higher rental and transmission costs for base station sites, higher market and advertising costs associated with the launch of the service, and higher sales and distribution costs, including costs associated with customer acquisition and subsidies.

Operating loss from our Indonesia operations increased to HK$626 million (US$80.3 million) in 2007 from HK$124 million in 2006. These losses were primarily a result of costs related to the launch of service in 2007.

Other operations

Ghana. Turnover in our Ghana operations increased by 49.2% to HK$194 million (US$24.9 million) in 2007 from HK$130 million in 2006. The strong growth for the year was mainly driven by the growth in the customer base, which more than offset lower ARPU. Our customer base increased to approximately 289,000 at the end of 2007, 44.5% higher than our customer base of approximately 200,000 at the end of 2006, mainly due to improvements in the quality of handsets we offered and our implementation of new marketing strategies. The lower ARPU was primarily a result of declining minutes of use per user.

Operating expenses were HK$214 million (US$27.4 million) in 2007, a 23.0% increase from HK$174 million in 2006. The growth in operating expenses was partially due to higher network and operating costs as a result of the increase in the size of our network, higher marketing and advertising costs and higher customer acquisition costs, as well as higher general and administrative expenses.

As a result of the factors discussed above, operating losses from our Ghana operations decreased by 54.5% to HK$20 million (US$2.6 million) in 2007 from HK$44 million in 2006.

Sri Lanka. Turnover increased 52.4% to HK$189 million (US$24.2 million) in 2007 from HK$124 million in 2006. The growth was driven by a 104.1% increase in our customer base to 1.1 million compared with 559,000 in 2006. The higher number of customers was offset in part by a decline in ARPU in 2007, mainly due to lower minutes of use per user. The decline in minutes of use per user was primarily due to the imposition of a mobile service levy, as well as high inflation in Sri Lanka during 2007.

Our Sri Lanka operations recorded operating expenses of HK$125 million (US$16.0 million) in 2007, a 40.4% increase over operating costs of HK$89 million in 2006. The increase in operating expenses was primarily a result of increased costs associated with customer acquisitions and a value-added tax charge for promotional discounts of HK$6.5 million (US$0.8 million), which represented 5.2% of our Sri Lanka operations’ total operating costs.

As a result of the factors discussed above, operating profit from our Sri Lanka operations increased by 82.9% to HK$64 million (US$8.2 million) in 2007 from HK$35 million in 2006.

Vietnam. We launched our Vietnam operations in the first half of 2007 and recorded turnover of HK$40 million (US$5.1 million) for the year. During the second half of the year, we applied to change our operating licence in order to switch from CDMA to GSM service. We were granted an Investment Certificate from the People’s Committee of Hanoi City on March 8, 2008 permitting our Vietnam operations, HT Mobile, to convert its CDMA network to GSM. The Investment Certificate is for a period of 15 years and contains a rollout requirement to have 3,000 base station tower sites by March 2009.

We experienced a slow-down in customer acquisition and promotional activity in the second half of 2007 due to the application to change operating licence and to severe competition. As at December 31, 2007, we had a customer base of 152,000 users, of which 93.4% were prepaid customers.

Operating expenses increased to HK$319 million (US$40.9 million) in 2007 from HK$46 million in 2006. With the launch of operations in 2007, we commenced the recognition of depreciation and amortization expenses related to our Vietnam operations, which amounted to HK$51 million (US$6.5 million) in 2007. In addition, our Vietnam operations incurred costs resulting from our first year of operations, including higher rental and transmission costs for base station sites, higher market and advertising costs, and higher sales and distribution costs, including costs associated with customer acquisition and handset subsidies.

Operating loss from our Vietnam operations increased to HK$279 million (US$35.8 million) in 2007 from HK$46 million in 2006. These losses were primarily a result of costs related to the launch of service in 2007.

Others. Turnover in our other operations decreased to HK$27 million (US$3.5 million) in 2007 from HK$251 million in 2006. In 2007, other operations primarily included the results of our subsidiary PowerCom Network Hong Kong Limited. In 2006, other operations also included the results of Vanda IT Solutions, which we sold in 2006. The sale of Vanda IT Solutions in 2006 was the primary reason for the decline from 2006 to 2007.

Our operating expenses from other operations decreased slightly to HK$409 million (US$52.4 million) from HK$412 million in 2006. The primary component of operating expenses from other operations was a share-based payment charge related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend of HK$6.75 per share on June 29, 2007.

As a result of the factors discussed above, operating loss from our other operations increased to HK$382 million (US$49.0 million) in 2007 from HK$161 million in 2006.

Liquidity and Capital Resources

Requirements

Our liquidity and capital requirements relate principally to the following:

•	capital expenditures for the build-out and expansion of networks in the markets where we operate, including purchases of fixed assets and licenses;

•	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution expenses and customer services;

•	payments of the principal and interest on debt and dividends;

•	costs associated with our expansion of operations into any new markets in which we may decide to invest.

As at December 31, 2007, we had net cash of HK$25,591 million (US$3,281.6 million) compared to net debt of HK$37,369 million as at December 31, 2006. This net cash position as at December 31, 2007 was composed of gross debt of HK$11,020 million (US$1,413.1 million) and cash and cash equivalents of HK$36,611 million (US$4,694.7 million).

Capital expenditure

Our total capital expenditure for continuing operations was HK$5,436 million (US$697.1 million) in 2007 compared to HK$3,930 million in 2006, an increase of 38.3%. The increase was primarily due to increased expenditures in Indonesia and Vietnam in connection with the launch of our networks in those two countries in 2007, as well as the launch of 3G services in Macau. The following table sets forth our capital expenditure by segment for the years indicated:

	Total capital expenditures Year ended December 31,		Capital expenditures on fixed assets Year ended December 31,		Capital expenditures on other intangible assets Year ended December 31,
	2006	2007	2006	2007	2006	2007
	HK$ millions
Israel	849	986	848	985	1	1
Hong Kong mobile	737	1,042	284	475	453	567
Hong Kong fixed-line	498	498	466	463	32	35
Thailand	112	41	112	41	—	—
Indonesia	1,513	1,873	172	1,794	1,341	79
Others:
Vietnam	155	799	155	799	—	—
Sri Lanka	53	184	53	184	—	—
Ghana	10	12	10	12	—	—
Others	3	1	3	1	—	—

Total others:	221	996	221	996	—	—

Total	3,930	5,436	2,103	4,754	1,827	682

Capital expenditure on fixed assets

In 2007, our capital expenditure on fixed assets increased to HK$4,754 million (US$609.6 million), from HK$2,103 million in 2006, representing an increase of 126.1%. The increase in capital expenditure on fixed assets was mainly for expansion in our new markets of Indonesia and Vietnam. Capital expenditure in Indonesia increased to HK$1,794 million (US$230.0 million) from HK$172 million in 2006 as a result of the rapid expansion of our network in 2007. Capital expenditure in Vietnam increased to HK$799 million (US$102.5 million) from HK$155 million in 2006 as a result of the rapid expansion of our network in 2007. Our networks in both Indonesia and Vietnam are being built under turnkey contracts under which payments are linked to the achievement of certain milestones set out in the relevant network supply contract. A significant amount of capital expenditures on fixed assets that were completed during 2007 have not been reflected in our financial statements because the milestones specified in the contracts were not reached by the end of the year. Consequently, capital expenditure figures did not fully reflect the progress of the underlying network rollout in Indonesia and Vietnam. Capital expenditure in Israel increased in part in connection with the continued build-out of Partner’s transmission network. The increase in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the capital expenditure incurred for the rollout of our 3G network in Macau.

Capital expenditure on other intangible assets

Capital expenditure on other intangible assets was comprised mainly of telecommunications licenses, customer acquisition and retention costs, and costs associated with brand building and expanding our customer base.

In 2007, our capital expenditure on other intangible assets decreased 62.7% to HK$682 million (US$87.5 million) from HK$1,827 million in 2006. The decrease was mainly due to the capitalization of telecommunications licenses in Indonesia, which decreased to HK$79 million in 2007 from HK$1,341 million in 2006. In 2006, our capital expenditure on other intangible assets represented an initial recognition of the net present value of telecommunications licenses, principally in Indonesia, whereas in 2007 it represented only interest capitalization. The decrease in capitalization charges to licenses was offset in part by an increase in customer acquisition and retention costs to HK$602 million (US$77.2 million) from HK$485 million in 2006 from our Hong Kong mobile and Hong Kong fixed-line operations.

In 2008, we will continue to invest in Indonesia and Vietnam to further strengthen our position in these markets. We expect our capital expenditure requirements for 2008 to be approximately HK$7,000 million (US$897.6 million), comprised principally of the following:

•	approximately HK$3,000 million (US$384.7 million) to HK$4,000 million (US$512.9 million) in Indonesia for continued network expansion;

•	approximately HK$1,500 million (US$192.3 million) in Vietnam for network expansion; and

•	the remainder in Hong Kong and Israel on their networks and maintenance expenditures.

Cash balances and outstanding debt

Our net cash balance was HK$25,591 million (US$3,281.6 million) as at December 31, 2007, comprising cash and cash equivalents of HK$36,611 million (US$4,694.7 million) and borrowings of HK$11,020 million (US$1,413.1 million). The following table presents a breakdown by segment of cash and cash equivalents, borrowings and total debt as at December 31, 2007:

	As at December 31, 2007
	Total debt	Cash and cash equivalents	Net cash / (debt)
	HK$ millions
Israel	(4,119)	300	(3,819)
Hong Kong and Macau:
Mobile telecommunications	(4,600)	129	(4,471)
Fixed-line telecommunications	(4)	141	137
Thailand	(404)	43	(361)
Indonesia	(1,808)	754	(1,054)
Others	(85)	35,244	35,159

Total	(11,020)	36,611	25,591

Our cash and cash equivalents as a percentage of our total cash and cash equivalents at December 31, 2007 were denominated as follows:

HK$	USD	NIS	THB	Others	Total
0.6%	98.3%	0.8%	0.1%	0.2%	100.0%

For the period from May 8, 2007 to June 29, 2007 our average cash balance was HK$76,930 million (US$9,864.8 million). Following our payment of the special dividend on June 29, 2007 and the repayment of bank loans in Thailand and Hong Kong, our average cash balance for the period from June 30, 2007 to the end of the year was reduced to HK$36,611 million (US$4,694.7 million). At the end of 2007, the closing cash balance held by our treasury department was HK$35,099 million (US$4,500.8 million).

We maintain a passive treasury policy, investing with banks having a minimum credit rating of AA-/Aa3, unless our board of directors has specially authorized deposits in a lower-rated bank, principally in short duration money market deposits primarily in U.S. dollars. Risk on these deposits is managed under concentration limits that take account of banks’ current short and medium term credit-rating profile. We have no exposure to sub-prime mortgages, collateralized debt obligations or other structured products.

As at December 31, 2007, our total gross debt decreased by 72.0% to HK$11,020 million (US$1,413.1 million) from HK$39,417 million as at December 31, 2006. As at December 31, 2006 and 2007, the ratio of our total gross debt to total assets was 49.4% and 14.4%, respectively. Our total debt and the ratio of our total debt to total assets decreased as a result of the completion of the sale of CGP Investments Holdings in 2007. As a result of the transfer to Vodafone of HK$15,600 million in loan balances in connection with the sale of CGP Investments Holdings and the repayment of other debt, our total debt was reduced by HK$28,397 million during 2007.

During 2007, we sold our interest in CGP Investments Holdings for a consideration of US$11,074 million (HK$86.6 billion), which, after costs and expenses, resulted in a cash inflow of HK$84.9 billion. Part of the proceeds of the sale were used to retire debt amounting to HK$14,795 million at our corporate office, Hong Kong fixed-line operations and Thailand operations, pay a special dividend of HK$32,234 million and pay other costs and expenses. The remainder of the cash from the sale of CGP Investments Holdings is held by us at the parent company level and overseen by our treasury operations. As at December 31, 2007, our treasury operations managed cash and cash equivalents of HK$35,099 million (US$4,500.8 million).

As at December 31, 2007, 46.1%, or HK$5,083 million (US$651.8 million), of our total borrowings were repayable within one year, primarily at our Hong Kong mobile operations, compared with 40.7% of our total borrowings, or HK$16,048 million, as at December 31, 2006.

We expect to meet our current and future financing needs primarily through retained cash, cash flow from our operating activities and borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by our company.

The following table presents information regarding our outstanding bank loans and other interest-bearing third-party borrowings and debentures as at December 31, 2007 by segment.

Segment	Fixed/floating interest rate	Maturity	Currency	Committed facility		Current portion	Non-current portion	Total
				HK$ millions
Israel	Fixed	Apr 2009	USD	20	(1)	13	7	20
Israel	Floating	Sep 2009 – Mar 2012	NIS	5,288	(2)	34	4,065	4,099
Hong Kong mobile	Fixed	Dec 2008	USD	551	(1)	551	—	551
Hong Kong mobile	Floating	May 2008	HKD	6,000		4,049	—	4,049
Hong Kong fixed-line	Fixed	Jan 2014	HKD	4		4	—	4
Thailand	Floating	Aug 2008 – Sep 2008	THB	417		309	—	309
Thailand	Floating	Mar 2010	USD	120		38	57	95
Indonesia	Floating	Apr 2009	USD	3,510		—	1,808	1,808
Others	Floating	Jan 2008	HKD	—		85	—	85

Total				15,910		5,083	5,937	11,020

(1)	Includes finance lease obligations as at December 31, 2007.
(2)	Includes floating rate notes as at December 31, 2007.

The following tables present our outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended December 31, 2006 and 2007 in respect of such debt:

	As at and for the year ended December 31, 2006
Segment	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
Israel	75	4,205	4,280	187
Hong Kong mobile	—	5,090	5,090	200
Hong Kong fixed-line	2	5,190	5,192	8
Thailand	8,587	94	8,681	504
Indonesia	—	407	407	36
Others	80	(26)	54	299

Total for continuing operations	8,744	14,960	23,704	1,234

Discontinued operations	7,304	8,409	15,713	1,050

Total	16,048	23,369	39,417	2,284

	As at and for the year ended December 31, 2007
Segment	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
Israel	47	4,072	4,119	283
Hong Kong mobile	4,600	—	4,600	216
Hong Kong fixed-line	4	—	4	123
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Other	85	—	85	14

Total for continuing operations	5,083	5,937	11,020	1,017

Discontinued operations	—	—	—	672

Total	5,083	5,937	11,020	1,689

As at December 31, 2007, total borrowings of HK$182 million (US$23.3 million) (compared with HK$8,042 million as at December 31, 2006) were guaranteed by members of the Hutchison Whampoa group in respect of loans to our Thailand operations only. Under the terms of a credit support agreement between us and the Hutchison Whampoa group, we agreed to pay a guarantee fee charged at normal commercial rates. We have also provided a counter-indemnity in favor of the Hutchison Whampoa and its related companies in respect of such guarantees for so long as there remains a guarantee liability. The total amount of fees paid by us to the Hutchison Whampoa group in 2007 in respect of these borrowings was HK$54 million (US$6.9 million) as compared with HK$95 million in 2006.

As at December 31, 2007, fixed assets and current assets of certain subsidiaries were used as collateral for certain of our borrowings. As at December 31, 2007, these fixed assets had a carrying value of HK$4,971 million (US$637.4 million), compared with HK$27,603 million as at December 31, 2006. As at December 31, 2007, these current assets had a carrying value of HK$2,398 million (US$307.5 million), compared with HK$30,077 million as at December 31, 2006. As at December 31, 2007, we had total current borrowings of HK$5,083 million and total non-current borrowings of HK$5,937 million, compared to HK$16,048 million and HK$23,369 million, respectively, as at December 31, 2006. HK$4,600 million of our current borrowings were secured as at December 31, 2007, compared to HK$6,594 million as at December 31, 2006. HK$1,807 million of our non-current borrowings as at December 31, 2007 were secured, compared to HK$18,249 million as at December 31, 2006.

During 2007, we provided inter-company loans to our Thailand operations in U.S. dollar totaling HK$9,327 million (US$1,196.0 million) to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, subsequently removed on March 3, 2008. This affected our ability to freely convert the U.S. dollar proceeds into Thai Baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds into Thai Baht, we entered into foreign exchange swap contracts with various banks in Thailand. As at December 31, 2007, we had US$1,095 million, or HK$8,539 million, outstanding under these foreign exchange swap contracts where we have commitments to sell Thai Baht and buy U.S. dollars at pre-agreed rates.

Capital resources

As at December 31, 2007, we had net current assets of HK$28,638 million (US$3,672.3 million) compared to net current liabilities of HK$17,268 million as at December 31, 2006. The change from a net current liability position in 2006 to a net current asset position in 2007 was primarily attributable to an increase in cash and cash equivalents of HK$34,563 million and a decrease in current borrowings of HK$10,965 million (US$1,406.1 million), primarily as a result of our sale of CGP Investments Holdings.

The following table sets out our major inflows/(outflows) of cash flows:

	For the year ended December 31,
	2006	2007
	HK$ millions
Cash flows from operating activities
Continuing operations:
Loss before taxation	(170)	(2,535)
Adjustments for:
—Interest and other finance costs, net	1,586	(284)
—Non-cash items	3,973	8,373
—Profit on disposal of investments and others, net	(44)	(8)
—Share of results of associates	1	—
—Changes in working capital	(1,276)	(607)

Cash generated from continuing operations	4,070	4,939
Interest and other finance costs, net, and taxes paid	(2,010)	53

Net cash generated from operating activities of continuing operations	2,060	4,992

Discontinued operations:
Cash generated from discontinued operations	4,459	782
Interest and other finance costs, net, and taxes paid	(1,005)	(786)

Net cash generated from/(used in) operating activities of discontinued operations	3,454	(4)

Net cash generated from operating activities	5,514	4,988

Cash flows from investing activities
Continuing operations:
Net purchases and disposals of fixed assets	(1,860)	(2,509)
Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advance payments for network roll-out and increase in long-term deposits	(705)	(1,788)
Upfront and fixed periodic payments for telecommunications licenses	(227)	(296)
Purchase of transmission business	(124)	—
Proceeds from disposal of subsidiaries, net of cash disposed of	2	—

Net cash used in investing activities of continuing operations	(2,914)	(4,593)

Discontinued operations:
Cash used in investing activities	(12,170)	(4,697)
Proceeds from disposal of subsidiaries, net of cash disposed of	—	83,185
Net cash (used in)/ generated from investing activities of discontinued operations	(12,170)	78,488

Net cash (used in)/generated from investing activities	(15,084)	73,895

Cash flows from financing activities
Continuing operations:
Net cash flows generated from/(used in) financing activities and decrease in restricted cash	439	(14,045)
Proceeds from exercise of share options	194	237
Dividend paid to Company’s shareholders	—	(32,234)
Net cash flows (to)/from minority shareholders	(259)	14

Net cash generated from/(used in) financing activities of continuing operations	374	(46,028)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	8,808	1,708

Net cash generated from/(used in) financing activities	9,182	(44,320)

(Decrease)/increase in cash and cash equivalents	(388)	34,563

Our net cash generated from operating activities in 2007 was HK$4,988 million (US$639.6 million), 9.5% lower than the HK$5,514 million in 2006. In 2007, our net cash generated of operating activities of continuing operations was HK$4,992 million (US$640.1 million) and our net cash used in operating activities of discontinued operations was HK$4 million (US$0.5 million). In 2006, our net cash generated from operating activities of continuing operations was HK$2,060 million, and our net cash generated from operating activities of discontinued operations was HK$3,454 million.

Our net cash generated from operating activities of continuing operations was HK$4,992 million (US$640.1 million) in 2007, compared with HK$2,060 million in 2006. In 2007, our cash generated from continuing operations was primarily a result of our loss before taxation of HK$2,535 million (US$325.1 million), as positively adjusted for non-cash and other items of HK$7,474 million (US$958.4 million), including, primarily, an impairment charge for our Thailand operations, depreciation and amortization charges and share-based payment charges related to our adjustment of the exercise price of employee stock options, offset in part by a decrease in working capital, which resulted in cash generated from continuing operations of HK$4,939 million (US$ 633.3 million). This amount was also positively adjusted by our net interest and other finance costs and taxes paid of HK$53 million (US$6.8 million). In 2006, our net cash generated from continuing operations of HK$2,060 million was primarily a result of our loss before taxation of HK$170 million, as positively adjusted for non-cash and other items of HK$4,240 million, including primarily those related to depreciation and amortization, which resulted in cash generated from continuing operations of HK$4,070 million. This amount was reduced by our net interest and other finance costs and taxes paid from continuing operations of HK$2,010 million.

Net cash used in operating activities of discontinued operations was HK$4 million (US$0.5 million) in 2007, compared to net cash generated from operating activities of discontinued operations of HK$3,454 million in 2006. This difference was primarily as a result of the amounts for 2006 including full-year results for the India operations, while the amounts for 2007 include only partial year results for 2007 as a result of our sale of CGP Investments Holdings in May 2007. Our net cash generated from operating activities of discontinued operations in 2007 was a result of cash generated from discontinued operations of HK$782 million (US$100.3 million), negatively adjusted by net interest and other finance costs and taxes paid of HK$786 million (US$100.8 million). Our net cash generated from operating activities in 2006 was a result of cash generated from discontinued operations of HK$4,459 million, negatively adjusted by net interest and other finance costs and taxes paid of HK$1,005 million.

Our net cash generated from investing activities was HK$73,895 million (US$9,475.7 million) in 2007, compared with net cash used in investing activities of HK$15,084 million in 2006. The net cash generated from investing activities in 2007 consisted mainly of the proceeds of HK$83,185 million (US$10,666.9 million) from our sale of CGP Investments Holdings, which was offset in part by factors including cash used in investing activities for discontinued operations of HK$4,697 million (US$602.3 million) and cash used in investing activities for continuing operations of HK$4,593 million (US$589.0 million). In 2006, net cash used in investing activities was HK$15,084 million, primarily as a result of our cash used in investing activities of discontinued operations of HK$12,170 million, which related primarily to net capital expenditures on fixed assets, and net cash used in investing activities of continuing operations of HK$2,914 million, which related primarily to the purchase of fixed assets.

Our net cash used in financing activities in 2007 was HK$44,320 million (US$5,683.2 million), compared with net cash generated from financing activities of HK$9,182 million in 2006. The cash outflow in 2007 was mainly attributable to our payment of a special dividend of HK$32,234 million (US$4,133.4 million) and a net decrease in loans of HK$14,045 million (US$1,801.0 million). In 2006, our net cash inflow from financing activities was primarily attributable to cash generated from financing activities of discontinued operations of HK$8,808 million, which related primarily to loans taken out by subsidiaries of CGP Investments Holdings to fund network build-out and capital contributions made by minority shareholders to a subsidiary of CGP Investments Holdings.

The increase in our cash and cash equivalents in 2007 was HK$34,563 million (US$4,432.1 million), compared to a decrease in cash and cash equivalents of HK$388 million in 2006.

Contractual obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as at December 31, 2007:

		Payments due within
	Total	1 year	1-3 years	3-5 years	After 5 years
	HK$ millions
Purchase obligations	8,018	7,820	198	—	—
Operating lease obligations	3,168	980	929	453	806
Borrowings	11,020	5,083	4,233	1,704	—
Interest on borrowings(1)	792	426	315	51	—
License fees liabilities	2,866	577	703	681	905

Total contractual obligations	25,864	14,886	6,378	2,889	1,711

(1)	Interest on borrowings comprised the amount of interest to be accrued at interest rates of between 4.2% to 7.5%.

Our purchase obligations primarily relate to obligations to acquire fixed assets, pursuant mainly to network supply agreements. As at December 31, 2007, 60% of our purchase obligations related to the acquisition of fixed assets for our Indonesia and Vietnam operations for the rollout of the networks in those countries and for an agreement entered into by Partner related to the replacement of third party equipment and network support and maintenance of its 3G operations.

Operating lease obligations relate to the leases on land and buildings and other assets, of which 86% represented obligations to rent on land and buildings as at December 31, 2007.

Borrowings represent our total gross debt as at December 31, 2007. See “—Liquidity and Capital Resources—Cash balances and outstanding debt.”

Interest on borrowings represents future interest charges on committed debt obligations. These obligations are both fixed-rate and floating-rate contracts. For our floating rate commitments, we have assumed that the floating interest rate is the prevailing market rate on December 31, 2007. We have the right to prepay the loans under the terms of most of our outstanding loan agreements.

License fee liabilities relate primarily to our Indonesia and Thailand operations and, to a lesser extent, Hong Kong. In Indonesia and Hong Kong, the 3G licenses, which have been capitalized under IAS 32 as intangible assets, are amortized on a straight-line basis over the life of those licenses. In Thailand the minimum guaranteed revenue share payable to CAT Telecom has been capitalized under IAS 32 and amortized on a straight-line basis.

Off-balance sheet arrangements

In addition to the contractual obligations discussed above, we had certain other commitments that could require us to make payments in the future. These commitments are not included in our consolidated balance sheet.

As at December 31, 2007, we had contingent liabilities in respect of performance guarantees of HK$60 million (US$7.7 million). The performance guarantees principally related to guarantees that had been given prior to the disposal of Vanda IT Solutions in July 2006 in favor of counterparties of Vanda IT Solutions and its affiliates under various financing and equipment purchase transactions entered into by them. We are not aware of any circumstance that would require us to perform under these guarantees, which have been counter-indemnified by the purchaser of Vanda IT Solutions, which is a member of the Hutchison Whampoa group.

In October 2001, our subsidiary in Hong Kong was issued a 3G license with a duration of 15 years. For the first five years of the term of the license, fixed annual license fees were payable. Beginning from the sixth year of the license, variable license fees are payable, with such payments equal to the greater of (1) 5% of network turnover in respect of the relevant year; or (2) a specified minimum license fee in respect of the relevant year. The net present value of the minimum fee has already been recorded in our accounts as license fees liabilities. Under the terms of the license, the actual amount due could be greater than the amount recorded.

Our subsidiary in Israel, Partner, is committed to pay license royalties to the government of Israel based on its “income from cellular services,” as defined in the Israeli Telecommunications (Royalties) Regulations, 2001, which includes all kinds of income of Partner from the provision of telecommunications services under its license—including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since January 1, 2006 and will continue to be reduced until it reaches 1%. In 2007, the royalty rate was 2.5%.

We are required under the relevant shareholders’ agreements relating to the interests in our operating companies in Thailand to provide funding for operating expenses and capital expenditures of the operating companies or the intermediary holding companies through which we hold the interests in these operating companies. To date, we have met these funding obligations primarily by direct funding through shareholders’ loans.

Factors Affecting Our Results of Operations

Planned disposal of Ghana

On January 17, 2008, we entered into an agreement to sell to EGH all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa, the operating company for the Ghana operations, for a cash consideration of HK$583.5 million (US$74.8 million). We expect to complete the sale in the first half of 2008.

Our results and operations will be only marginally affected by this disposal. During 2007, our Ghana operations represented 1.0% of our total turnover and 1.1% of our total operating expenses.

Critical Accounting Policies

The preparation of accounts often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the turnover and expenses in our consolidated profit and loss account and the information that is contained in the significant accounting policies and notes to our accounts. Our management continually evaluates its estimates and judgments based on historical experience and other factors, including expectations of future events, that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under IFRS that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see Note 3 to our financial statements.

Long-lived Assets

We have substantial investments in tangible and intangible long-lived assets, primarily our mobile and fixed-line telecommunications network equipment and licenses. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or value of these assets to change.

Assets that have an indefinite useful life are not subject to amortization, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continually monitor our businesses, markets and business environments and make judgments and assessments about whether such an event has occurred. An impairment loss is recognized with respect to an asset to the extent that the carrying amount cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. The impairment charge is recognized in our consolidated income statement.

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

Goodwill

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary or associated company at the date of acquisition. Goodwill on acquisition is reported in our consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. We allocate goodwill to each business segment in each country in which we operate.

Deferred Taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in our financial statements. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilized.

We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carryforwards. As at December 31, 2007, we had recognized HK$376 million in deferred tax assets.

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

Amortization of Telecommunications Spectrum Licenses

We own the rights to use and operate specified spectrums in some jurisdictions over a certain period of time, through annual minimum fees plus a variable portion depending on the future revenues from the services. License fees payments, the discounted value of the fixed annual fees to be paid over the license period, and certain other direct costs incurred prior to the date the asset is ready for its intended use are capitalized. Capitalized license fees are amortized from the date the asset is ready for its intended use until the expiration of the license.

Interest is accreted on the fixed annual fees and charged to interest expense. Variable license fees are recognized as period costs.

Amortization of Telecommunications Customer Acquisition and Retention Costs

Costs to acquire or retain mobile telecommunication customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are, in some cases, capitalized and amortized over the minimum enforceable contractual period, which is generally a period of 18 to 24 months. In the event that a customer terminates a service contract prior to the expiration of the minimum enforceable contractual period, any unamortized customer acquisition or retention costs are written off in the period in which the customer terminates.

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

Recent Accounting Pronouncements

The following new or revised standards, amendment to standard and interpretations of existing standards have been issued but are not effective for the year ended December 31, 2007:

IAS 1 (Revised)	Presentation of financial statements
IAS 23 (Revised)	Borrowing costs
IFRS 8	Operating segments
IFRIC Interpretation 11	IFRS 2—Group and treasury share transactions
IFRIC Interpretation 12	Service concession arrangements
IFRIC Interpretation 13	Customer loyalty programs
IFRIC Interpretation 14	IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction
IAS 27 (Revised)	Consolidated and separate financial statements
Amendment to IFRS 2	Vesting conditions and cancellations
IFRS 3 (Revised)	Business combinations

We did not early adopt any of these new or revised standards, amendment to standard and interpretations of existing standards. The adoption of these new or revised standards, amendment to standard and interpretations of existing standards in future periods is not expected to result in substantial changes to our accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board currently consists of four executive directors, three non-executive directors and three independent non-executive directors.

The following table sets forth certain information concerning our current directors.

Name	Age	Position
FOK Kin-ning, Canning	56	Chairman and Non-Executive Director
LUI Dennis Pok Man	57	Executive Director and Chief Executive Officer
Tim Lincoln PENNINGTON	47	Executive Director and Chief Financial Officer
CHAN Ting Yu	57	Executive Director and Alternate Director to Lui Dennis Pok Man
WONG King Fai, Peter	59	Executive Director
CHOW WOO Mo Fong, Susan	54	Non-Executive Director and Alternate Director to Fok Kin-ning, Canning and Frank John Sixt
Frank John SIXT	56	Non-Executive Director
KWAN Kai Cheong	58	Independent Non-Executive Director
John W. STANTON	52	Independent Non-Executive Director
Kevin WESTLEY	59	Independent Non-Executive Director

Alternate Directors(1)
WOO Chiu Man, Cliff	54	Alternate Director to Tim Lincoln Pennington
MA Lai Chee, Gerald	40	Alternate Director to Wong King Fai, Peter

(1)	Under our Articles of Association, each director is empowered to appoint any person (including another director) to be his alternate director. Any alternate director has all the rights and powers of the appointing director. An alternate director may be removed at any time by the person who appointed him. Subject to such removal, the office of alternate director shall continue until the happening of any event which, if he was a director, would cause him to vacate such office or until the appointing director ceases for any reason to be a director. An alternate director shall only be a director for the purpose of the Companies Law of the Cayman Islands, or the Companies Law, and shall only be subject to the provisions of the Companies Law insofar as they relate to the duties and obligations of a director when performing the functions of the director for whom he is appointed in the alternative. An alternate director shall alone be responsible to our company for his acts and defaults and shall not be deemed to be the agent of or for the appointing director.

FOK Kin-ning, Canning is chairman and non-executive director of our company and is the chairman of our remuneration committee. He has served as director and chairman since March 2004. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota and a diploma in Financial Management from the University of New England in Australia and is a member of the Australian Institute of Chartered Accountants. Mr. Fok has been executive director of our substantial shareholder, Hutchison Whampoa, since 1984 and its group managing director since 1993. He also serves as chairman of Hutchison Harbour Ring Limited, or Hutchison Harbour Ring, Hutchison Telecommunications (Australia) Limited, or Hutchison Telecommunications Australia, Hongkong Electric Holdings Limited, or Hongkong Electric, and Partner, co-chairman of Husky Energy Inc., or Husky Energy, deputy chairman of Cheung Kong Infrastructure Holdings Limited, or Cheung Kong Infrastructure, and non-executive director of Cheung Kong Holdings.

LUI Dennis Pok Man is executive director and chief executive officer of our company in charge of our overall management. He has served as director since March 2004. Mr. Lui holds a Bachelor of Science degree from the University of Oregon. Mr. Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was managing director of Hutchison Telecom in charge of its mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited, or HTI 1993 Holdings, overseeing all the operations and new business development of the HTI 1993 Holdings and its subsidiaries. Mr. Lui is also director of Partner.

Tim Lincoln PENNINGTON is executive director and chief financial officer of our company. He has served as director since March 2004. Mr. Pennington holds a Bachelor of Arts (Honours) degree in Economics and Social Studies from the University of Manchester in the United Kingdom. He joined the Hutchison Whampoa group as finance director of Hutchison 3G (UK) Limited in the United Kingdom in July 2001. Prior to that, Mr. Pennington was a managing director at HSBC Investment Bank within the Corporate Finance and Advisory Department from 1999 to July 2001, having joined that company in 1996. In that capacity, he was involved in advising and financing telecommunications and technology companies. Prior to that, he was director in the Specialized Financing Department at Samuel Montagu & Co. Limited between 1990 and 1996, having joined that company in 1990.

CHAN Ting Yu is executive director of our company and alternate director to Mr. Dennis Lui. He was appointed as executive director on January 3, 2008, a position he previously held from 2004 to 2005. He has served as alternate director since December 2005. Mr. Chan is also director of Partner. Prior to joining the Hutchison Whampoa group in 1994, Mr. Chan practiced international commercial and investment law in Hong Kong and Australia. Mr. Chan was appointed deputy managing director of HTI 1993 Holdings in January 1996. He holds a Bachelor of Arts degree, a Bachelor of Laws degree, a Postgraduate Certificate in Laws and a Diploma of Teaching.

WONG King Fai, Peter is executive director of our company. He was appointed as executive director on January 3, 2008. He has been executive director of Hutchison Global Communications Holdings since March 2004. He joined Hutchison Whampoa group in 1996 as technical director of Hutchison Telecom, and in 1998 was promoted to fixed network director responsible for the establishment of infrastructure, service and market development of our fixed network business. He served as chief executive officer of Hutchison Global Communications from 2000 to 2005, and thereafter was appointed chief executive officer of Hutchison Telecom. Mr. Wong is also director of Hutchison Telephone HK and PowerCom Network Hong Kong Limited. Before joining Hutchison Telecom, Mr. Wong gained extensive telecommunications experience with Cable & Wireless Hongkong Telecom through his responsibilities in various senior roles. He holds a Master’s degree in Telecommunications from the University of Birmingham, United Kingdom and is a Fellow of The Hong Kong Institution of Engineers.

CHOW WOO Mo Fong, Susan is non-executive director of our company and alternate director to each of Mr. Canning Fok and Mr. Frank Sixt. She was appointed as non-executive director on January 3, 2008, a position she previously held from 2004 to 2005. She has served as alternate director to Mr. Fok since December 2005, and alternate director to Mr. Sixt since September 2006. Mrs. Chow has been executive director of Hutchison Whampoa since 1993 and its deputy group managing director since 1998. Mrs. Chow is also executive director of Cheung Kong Infrastructure, Hutchison Harbour Ring and Hongkong Electric, and director of Hutchison Telecommunications Australia, Partner and TOM Group Limited. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

Frank John SIXT is non-executive director of our company. He has served as director since March 2004. Mr. Sixt holds both a Bachelor’s and Master’s degree in Arts, and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. He has been executive director of Hutchison Whampoa since 1991 and its group finance director since 1998. Mr. Sixt is chairman of TOM Group Limited. He is also executive director of Cheung Kong Infrastructure and Hongkong Electric, and director of Cheung Kong Holdings, Hutchison Telecommunications Australia, Partner and Husky Energy.

KWAN Kai Cheong is an independent non-executive director of our company and a member of our audit committee and remuneration committee. He has served as a director since August 2004. Mr. Kwan holds a Bachelor of Accountancy (Honours) degree from the University of Singapore and is a member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants in Australia and a Fellow of Hong Kong Institute of Directors. Mr. Kwan completed the Stanford Executive Program in 1992. Mr. Kwan is currently president of Morrison & Company Limited, which is a business consultancy firm. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously the joint managing director of Pacific Concord Holding Limited. Mr. Kwan is an independent non-executive director of Hutchison Harbour Ring, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited, Soundwill Holdings Limited and JF Household Furnishings Limited and a non-executive director of China Properties Group Limited and China Medical and Bio Science Limited.

John W. STANTON is independent non-executive director of our company and a member of our audit committee. He has served as director since August 2004. Mr. Stanton is managing director of Trilogy Partners, a board member of Columbia Sportswear, Inc. and a trustee of Whitman College. He also served as a director of Alltel Corporation from 2006 to 2007. He was chairman and chief executive officer of Western Wireless Corporation, or Western Wireless, from 1994 until it was sold to Alltel in 2005. From 1991 to 1994, Mr. Stanton was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless Corporation, which was spun off from Western Wireless in May 1999. Mr. Stanton served two terms as chairman of the Cellular Telecommunications Industry Association, from 1998 to 1999 and from 2000 to 2001. Mr. Stanton holds a Bachelor of Arts in Political Science from Whitman College and received his M.B.A. from Harvard Business School.

Kevin WESTLEY is independent non-executive director of our company and is chairman of our audit committee and a member of our remuneration committee. He has served as director since August 2004. Mr. Westley holds a Bachelor of Arts (Honours) degree in History from the London School of Economics and Political Science and is a Fellow member of the Institute of Chartered Accountants in England and Wales. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Certain affiliates of the HSBC group are lenders to our company and the Hutchison Whampoa group. In 2007, Mr. Westley became the non-executive chairman of Interpharma Investments Limited, the holding company for a group of companies engaged in the distribution of pharmaceutical products within the Asian region. In 2006, Mr. Westley has been appointed as a member of the Committee on Real Estate Investment Trusts. Mr. Westley is also the deputy chairman of Ocean Park Corporation, a member of the Share Registrars Disciplinary Committee and a former chairman of the Takeovers and Mergers Panel of Hong Kong.

WOO Chiu Man, Cliff is alternate director to Mr. Tim Pennington on our board of directors. He has served as alternate director since December 2005, and prior to that had been executive director of our company from March 2005 until December 2005. Mr. Woo is also our company’s chief technology officer, having joined us in that position in September 2004. Prior to joining our company, Mr. Woo was deputy managing director and wireless network director of Hutchison Telecom since 2000, having joined that company in 1998. He is a Chartered Engineer and is also a Member of The Institution of Engineering and Technology and The Hong Kong Institution of Engineers. Mr. Woo holds a Bachelor’s degree in Electronics and a Diploma in Management for Executive Development.

MA Lai Chee, Gerald is alternate director to Mr. Peter Wong on our board of directors. He was appointed as alternate director on January 3, 2008. He joined Cheung Kong Holdings in February 1996 and is currently Director, Corporate Strategy Unit and Chief Manager, Corporate Business Development. Mr. Ma is also director of AMTD Financial Planning Limited, iBusiness Corporation Limited, CK Communications Limited, Beijing Net-Infinity Technology Development Company Limited, mReferral Corporation (HK) Limited and Silk Telecom Pty Limited. He is also non-executive director of The Ming An (Holdings) Company Limited and ARA Asset Management (Prosperity) Limited. He has over 17 years of experience in banking, investment and portfolio management, real estate development and marketing as well as managing IT related ventures and services. Mr. Ma holds a Bachelor of Commerce degree in Finance and a Master of Arts degree in Global Business Management.

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

Directors’ emoluments comprise payments to directors by us and our subsidiaries in connection with the management of the affairs of our group. The emoluments of the directors of our company, excluding amounts received from our listed subsidiaries and paid to us, for the year ended December 31, 2007 are as follows:

Name of Director	Fees	Basic salaries, allowances and benefits-in-kind	Bonus	Provident fund contributions	Share- based payments(1)	2007 Total
	(HK$ millions)
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
Frank John SIXT	0.27	—	—	—		0.27
Naguib SAWIRIS(2)	0.04	—	—	—		0.04
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Michael John O’ CONNOR(3)	0.23	—	—	—	—	0.23
Aldo MAREUSE(4)	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65					0.65
John W. STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

Total	3.57	7.32	25.37	0.94	54.68	91.88

(1)	Share option benefits represent the fair value of share options granted under our share option scheme, which is calculated in accordance with the methodology disclosed in note 36(a) to our financial statements. This methodology does not take into account the actual share price at the date of exercise and whether the share options have been exercised. All share options were granted on August 8, 2005. No share options were granted to these directors in 2007. Four of our directors exercised their share options on March 26, 2007.
(2)	Resigned as director of our company on February 28, 2007.
(3)	Appointed as director of our company on and from February 28, 2007 and resigned on January 3, 2008.
(4)	Resigned as director of our company on January 3, 2008.

C. Board Practices

We are managed by a board of directors, which must consist of not less than two members. Our board of directors now consists of ten directors (among whom two directors also served as alternate directors) and two alternate directors. Our articles of association were amended by special resolution at our annual general meeting on May 5, 2005 so that one-third (the number nearest to but not greater than one-third or such other manner of rotation as may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules) of all of our directors, including the chairman of our board and the managing director of our company, are subject to retirement from office by rotation at each general meeting. Our articles of association were further amended by special resolution at our extraordinary general meeting held on May 8, 2007 so that: (i) all directors appointed to fill a casual vacancy are subject to election by shareholders at the first general meeting following their appointment instead of the first annual general meeting following their appointment; (ii) our shareholders can remove any director in a general meeting by ordinary resolution; and (iii) at each annual general meeting one-third of our directors or, if their number is not a multiple of three, the number nearest to but not less than one-third (instead of not greater than one-third in the previous version of our articles) shall have their terms as director end.

Accordingly, the term of any directors who are appointed by our board of directors to fill a casual vacancy will end at the next general meeting while the term of any directors who are appointed as an additional director will end at the next annual general meeting. Directors whose term of office ends are eligible for re-election. The terms of three of our directors, Messrs. Frank Sixt, John Stanton and Kevin Westley, and three directors who were appointed by our board on January 3, 2008, Mrs. Susan Chow, Messrs. Chan Ting Yu and Peter Wong, ended at our annual general meeting held on May 6, 2008 and all of them were re-elected at this meeting.

None of our non-executive directors has a service contract with our company providing for benefits upon termination of appointment. The employment term for each of our non-executive directors was specified in their respective service agreements as expiring on December 31, 2008, with automatic renewal for successive 12-month periods, subject to the end of their terms as director and possible re-election by shareholders, in conformity with our articles of association.

Each of our executive directors has a term of employment of one year, subject to the end of their terms as director and possible re-election by shareholders, in conformity with our articles of association. The current terms of employment for Messrs. Dennis Lui and Tim Pennington will expire on June 30, 2008 and April 30, 2009, respectively, and will each be automatically renewed for a further term. The current terms of employment for Messrs. Chan Ting Yu and Peter Wong will expire on December 31, 2008.

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

D. Employees

As at December 31, 2007, we and our subsidiaries had a total of 8,500 full-time employees, computed on a headcount basis.

The table below sets forth the number of employees by function as at December 31, 2007:

	Employees
	Number	% of Total
Managers	474	5.58
Supervisory	635	7.47
General and administrative	7,391	86.95

Total	8,500	100.0

The following table sets out the number of employees for our business segments, computed on a headcount basis, as at the dates indicated:

	As at December 31,
	2005	2006	2007
Hong Kong mobile (including Macau) and fixed-line	2,455	1,656	1,644
India(1)	5,120	6,154	—
Israel	3,405	4,214	4,818
Thailand	1,004	923	971
Indonesia	72	193	311
Others	461	625	756

Total	12,517	13,765	8,500

(1)	India ceased to be a business segment on and from May 8, 2007.

As at December 31, 2007, we and our subsidiaries had retained a total of approximately 882 temporary employees, part-time employees and contract employees.

Our total number of employees significantly declined in 2007 as personnel in India are no longer included due to the completion of our sale of CGP Investments Holdings to Vodafone in May 2007.

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

E. Share Ownership

The following table sets forth the number of ordinary shares of our company held by our directors and alternate directors as at April 21, 2008.

	Number of Shares Held	Percentage of Shares Outstanding
Director
FOK Kin-ning, Canning(1)	1,202,380	*
CHOW WOO Mo Fong, Susan	250,000	*
Frank John SIXT(2)	255,000	*
LUI Dennis Pok Man	100,000	*
Tim Lincoln PENNINGTON	1,667,000	*
CHAN Ting Yu	100,000	*
WONG King Fai, Peter	—	—
KWAN Kai Cheong	—	—
John W. STANTON(3)	105,000	*
Kevin WESTLEY	—	—
WOO Chiu Man, Cliff	—	—
MA Lai Chee, Gerald	—	—
Total	3,679,380

*	Less than 1%.
(1)	Shares are held by a company that is equally controlled by Mr. Fok and his spouse.
(2)	Shares are held in the form of 17,000 ADSs.
(3)	Shares are held in the form of 7,000 ADSs owned jointly by Mr. Stanton and his spouse.

The following table sets forth the options for the purchase of ordinary shares held by our directors and alternate directors as at April 21, 2008.

Director/Alternate Director	Date of grant of share options	Number of shares options held	Expiration date of the share options(1)	Exercise price of share options(2) (HK$)
LUI Dennis Pok Man	August 8, 2005	9,000,000	August 7, 2015	1.95
Tim Lincoln PENNINGTON	August 8, 2005	1,666,666	August 7, 2015	1.95
CHAN Ting Yu	August 8, 2005	3,333,333	August 7, 2015	1.95
WOO Chiu Man, Cliff	August 8, 2005	2,333,333	August 7, 2015	1.95
WONG King Fai, Peter	August 8, 2005	2,666,667	August 7, 2015	1.95

(1)	One third of the share options vest on each of the first three anniversaries of the grant date. Options that had vested on the first anniversary of the grant date have been exercised and shares that were received upon exercise were all sold.
(2)	Exercise price of the share options was adjusted from HK$8.70 to HK$1.95 per ordinary share as a result of our payment of a special dividend on June 29, 2007. See “Item 4. Information on the Company—Business Overview—Group Overview” and “—Share Option Plan.”

Share Option Plan

The following is a summary of the principal terms of our share option plan conditionally approved and adopted by a resolution of our then sole shareholder passed on September 17, 2004. As required under the listing rules of the Hong Kong Stock Exchange, the share option plan was approved by the shareholders of Hutchison Whampoa at an extraordinary general meeting of the shareholders of Hutchison Whampoa held on May 19, 2005. It was subsequently amended by written resolutions of our directors passed on July 12, 2005 and February 9, 2006 respectively, and by our shareholders at an extraordinary general meeting held on May 8, 2007. The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable us to grant options to selected participants, including, among others, employees, non-executive directors, consultants, suppliers and customers, as incentives or rewards for their contribution to our company.

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

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this share option plan and any other share option plan must not in the aggregate exceed 30% of our ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this share option plan and any other share option plan of our group) to be granted under this share option plan and any other share option plan of ours must not in the aggregate exceed 10% of our ordinary shares issued and outstanding as of the date on which the shares are first listed on the Hong Kong Stock Exchange, assuming no ordinary shares are allotted, issued or repurchased by our company on or prior to the date on which such resolution is passed. Based on the number of ordinary shares issued and outstanding as at April 21, 2008, the limit under the share option plan is 359,850,000 ordinary shares. We may seek separate approval of our shareholders in a general meeting to grant options beyond these limits.

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

In addition to the options granted to the directors of our company on August 8, 2005, options in respect of an aggregate of 45,300,000 shares were also granted to our other employees on August 8, 2005, for an aggregate of 76,300,000 options. These options are exercisable during the period from August 8, 2006 to August 7, 2015 at the exercise price of HK$1.95 per share. On November 23, 2007, an aggregate of 13,850,000 options were granted to our other employees at the exercise price of HK$11.51 per share, which are exercisable during the period from November 23, 2008 to November 22, 2017. As at April 21, 2008, 43,033,333 options were issued and outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at April 21, 2008 to the extent that such information is available to us or can be ascertained from public filings.

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percent
Hutchison Whampoa Limited(1)	2,837,405,758	59.3
Cheung Kong (Holdings) Limited(2)(3)	2,889,498,345	60.4
Li Ka-shing(4)	266,621,499	5.6

(1)	Hutchison Telecommunications Investment Holdings Limited, or Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa, directly owns 2,619,929,104 ordinary shares and Hutchison Telecommunications Holdings Limited (formerly named New Brilliant Holdings Limited), or Hutchison Telecommunications Holdings, a direct wholly-owned subsidiary of Hutchison Telecommunications Investment, directly owns 217,476,654 of our ordinary shares. The following significant changes in Hutchison Whampoa’s ownership of our shares have taken place during the past three years:

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

•

Hutchison Telecommunications Investment also granted Orascom Telecom Eurasia Limited, or Orascom Eurasia, a subsidiary of Orascom Holding, an option to purchase such number of ordinary shares of our company as shall immediately prior to the closing of the option represent approximately 3.69% of the total number of ordinary shares of our company then issued and outstanding at a price per ordinary share of the higher of (i) the average of the closing traded price of an ordinary share for the 30 trading days on the Hong Kong Stock Exchange immediately prior to the date that Orascom Eurasia delivers to Hutchison Telecommunications Investment a notice to exercise the option, and (ii) HK$11.00. The option lapsed without being exercised.

•

As from June 2007, Hutchison Telecommunications Holdings had acquired an aggregate of 12,000,000 of our shares in the open market through the Hong Kong Stock Exchange for an aggregate consideration of approximately HK$124.1 million (US$15.9 million). As a result of these purchases, Hutchison Whampoa’s ownership of our shares in issue increased from approximately 49.75% to approximately 50.0036% and it began to account for us as a subsidiary.

•

On January 3, 2008, Hutchison Telecommunications Investment acquired 441,026,028 of our shares from Orascom Holding for a total consideration of approximately HK$4,851 million. As a result, Hutchison Whampoa’s ownership of our shares in issue increased from approximately 50.1% to approximately 59.3%.

(2)	Various direct or indirect wholly-owned subsidiaries of Cheung Kong Holdings, including Cheung Kong Enterprises Limited, collectively directly own 52,092,587 of our shares, representing approximately 1.1% of our issued share capital. Through its subsidiaries, Cheung Kong Holdings indirectly beneficially owns approximately 49.97% of the issued shares of Hutchison Whampoa. Pursuant to Rule 13d-3 under the Exchange Act, Cheung Kong Holdings and its subsidiaries may be deemed to control the voting and disposition of the 2,837,405,758 ordinary shares of our company beneficially owned by Hutchison Whampoa, but, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong Holdings and its subsidiaries have expressly disclaimed beneficial ownership of these ordinary shares. The following significant changes in Cheung Kong Holdings’ ownership of our shares have taken place during the past three years:

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

•	Other changes in Cheung Kong Holdings’ ownership of our shares through its 49.97% interest in Hutchison Whampoa, are described in note (1) above.

(3)	Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings, hold more than one third of the issued share capital of Cheung Kong Holdings. In addition, each of Li Ka-Shing Unity Trustee Corporation Limited, as trustee of a discretionary trust, and Li Ka-Shing Unity Trustcorp Limited, as trustee of another discretionary trust, holds units in The Li Ka-Shing Unity Trust. Mr. Li Ka-shing is the settlor of each of these discretionary trusts. Furthermore, each of Messrs. Li Ka-shing, Li Tzar Kuoi, Victor and Li Tzar Kai, Richard, is interested in one third of the entire issued share capital of Li Ka-Shing Unity Holdings Limited, a company that owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited and Li Ka-Shing Unity Trustcorp Limited.

(4)	On January 3, 2008, Mr. Li Ka-shing, through his indirect ownership of 100% of the issued and outstanding shares of Yuda Limited, acquired 239,108,144 of our shares from Orascom Holding for a total consideration of approximately HK$2,630 million. As a result, Mr. Li, through various companies that he wholly owns, beneficially owns 266,621,499 of our shares, representing approximately 5.6% of our issued share capital.

Except as disclosed above, we are not aware of any other beneficial owners of 5% or more of our outstanding ordinary shares. Our major shareholders have voting rights that are identical to all the other shareholders.

As at April 21, 2008, a total of 4,785,579,542 of our ordinary shares were outstanding. As at April 21, 2008, 1,729,575,640 of our ordinary shares were held by 656 record holders in Hong Kong, of which 183,233,190 of our ordinary shares were registered in the names of nominees of Citibank N.A., the depositary under our ADS deposit agreement, and 3,056,003,902 of our ordinary shares were held by three record holders in the Cayman Islands.

We are not aware of any arrangement that may at a later date result in a change of control of our company.

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

Shareholders’ agreements with NTT DoCoMo and NEC

As part of the restructuring that was completed in September 2004, the Hutchison Whampoa group’s rights and obligations under shareholders’ agreements with NTT DoCoMo and NEC with respect to our operating companies for 3G mobile telecommunications services in Hong Kong and 2G mobile telecommunications services in Hong Kong and Macau, were passed through to us. For a further description of the shareholders’ agreements, see “Item 4. Information on the Company—Business Overview—Hong Kong and Macau mobile telecommunications business—Ownership.”

Non-competition agreement

We have entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses going forward following the restructuring, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined as the European Union prior to its enlargement in 2004, Vatican City, San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada, and Argentina (unless and until such time as we exercise an option granted to us to acquire the Hutchison Whampoa group’s interest in Hutchison Argentina). Our territory comprises all areas of the world outside the Hutchison Whampoa territory. In connection with our sale of CGP Investments Holdings to Vodafone, we agreed with Vodafone that for a period of three years from completion of the sale, we would not directly or indirectly carry on or become economically interested in, within India, any business carried on in competition with the business as carried on by Hutchison Essar, including the provision of telecommunications services for voice, data or video and/or the establishment and operation or maintenance in India of related infrastructure, facilities or equipment. Specifically excluded from those restrictions, among other things, were operating call centre or data centre services, establishing, owning or leasing, and maintaining and operating, international telecommunications capacity of whatever transmission media outside India and up to any related landing points in India and providing India mobile roaming services to our international customers through agreements with telecommunications operators.

Under our non-competition agreement with Hutchison Whampoa, neither party may, without the other party’s prior consent, provide telecommunications services for voice, data and/or video in the other party’s territory, whether between fixed locations and/or moving locations, whether by wireline or wireless means, or establish, operate and maintain related facilities, whether by wireline or wireless means, including conducting the business of reselling such facilities and services. The activities which the parties are free to perform in the other’s territory include limited business activities and portfolio investments.

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

On February 25, 2008, in accordance with the non-competition agreement, Hutchison Whampoa granted its consent for us to enter into a joint venture with the Philippine Long Distance to begin operating a MVNO business in Italy and on March 12, 2008 we entered into a cooperation agreement with Philippine Long Distance.

Registration rights agreement

We entered into a registration rights agreement on September 24, 2004 with Cheung Kong Holdings, which then held 49.97% of Hutchison Whampoa, and Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa. Under the registration rights agreement, either of Cheung Kong Holdings and Hutchison Telecommunications Investment may from time to time make a written request to us (i) for registration of all or part of the shares held by such shareholder or its affiliates with the U.S. Securities and Exchange Commission for offer and sale to the public under a registration statement (within the meaning of the Securities Act), or (ii) to cause all or part of the shares held by such shareholder or its affiliates to be listed in any jurisdiction outside the United States wherein such shares are already listed.

In conjunction with the sale of shares representing approximately 19.3% of our then-issued share capital by the Hutchison Whampoa group to Orascom Holding, we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong Holdings and Orascom Eurasia, which replaced the above-mentioned registration rights agreement and extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong Holdings to Orascom Eurasia. Subsequent to the disposal by Orascom Eurasia of its entire interest in our shares on January 3, 2008, the amended and restated registration rights agreement was terminated with respect to Orascom Eurasia on that date.

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

As of the date of this annual report, none of Cheung Kong Holdings or Hutchison Telecommunications Investment has made any written request to us under the agreement.

Intellectual property

We conduct our businesses using trademarks with various forms of the Hutchison name (including, but not limited to, “HGC,” “Hutchison Global Communications,” “Hutchison Telecom,” “Hutchison,” “Hutch” and “3”), as well as domain names incorporating some or all of these trademarks.

We have entered into an intellectual property rights framework agreement with Hutchison International, a subsidiary of Hutchison Whampoa, pursuant to which Hutchison International shall procure certain domain names, trademarks (including but not limited to “3” and “Hutch”) and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications business and operations of the relevant members of our group are licensed to our group. Such intellectual property rights are and will continue to be licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant member of our group will bear the appropriate proportion of the total external and internal costs and expenses in connection with brand management and support. In 2007, the costs and expenses charged in connection with the relevant intellectual property rights amounted to approximately HK$2 million (US$0.3 million).

Provision of data center services

Our subsidiary, Hutchison GlobalCentre Limited, or Hutchison GlobalCentre, currently provides, and will continue to provide, data center services to members of the Hutchison Whampoa group. Such data center services include data center facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services. The relevant members of the Hutchison Whampoa group are required to pay Hutchison GlobalCentre monthly charges in advance for subscription and in arrears for usage of such data center services. The amount of monthly charges and the initial term of duration for the provision of such data center services, which are automatically renewable for successive additional terms unless either party terminates by notification, are separately determined and agreed between the relevant member of the Hutchison Whampoa group and Hutchison GlobalCentre in individual service orders, which are executed as and when such data center services are required. In 2007, the aggregate charges for provision of such services amounted to approximately HK$18 million (US$2.3 million).

Lease and license arrangements

Members of our group, as lessees or licensees, have entered into, and may in the future from time to time renew and enter into, various lease and license arrangements with members of the Hutchison Whampoa group, as landlords or licensors. The lease and license arrangements are in respect of building spaces and other premises for use by members of our group as offices or for other business purposes. In 2007, the aggregate lease and licensing fees paid by the relevant member of our group under these arrangements amounted to approximately HK$53 million (US$6.8 million).

Roaming arrangements

Members of our group have entered into agreements with members of the Hutchison Whampoa group in respect of roaming arrangements, whereby customers of members of our group and the Hutchison Whampoa group may roam on each other’s networks while traveling abroad. In 2007, the total charges for the provision of roaming services, after set-off among the parties, amounted to approximately HK$13 million (US$1.7 million).

Sharing of services

Pursuant to an agreement dated September 24, 2004 between us and Hutchison International, members of our group have been sharing with the Hutchison Whampoa group services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the Hutchison Whampoa group’s pension, medical and insurance plans, participation in the Hutchison Whampoa group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. Our group will pay a fee to the Hutchison Whampoa group for the provision of such services, which is payable quarterly in arrears and settled within 30 days after receipt of a written invoice from the relevant member of the Hutchison Whampoa group to the relevant member of our group. This agreement expired on December 31, 2006. On November 30, 2006, we entered into a new agreement with Hutchison International pursuant to which certain IT-related services provided under the September 24, 2004 agreement would be provided under the new agreement with effect from January 1, 2006 for a period of one year with automatic renewals on each anniversary for three successive one-year periods unless terminated by either party. On February 26, 2007, we entered into a new agreement with Hutchison International in place of the September 24, 2004 agreement, except for certain IT-related services, which were covered by the November 30, 2006 agreement. The new agreement went into effect from January 1, 2007 for a term of three years unless terminated by either party. In 2007, the aggregate fees paid by our group for the provision of such services amounted to approximately HK$30 million (US$3.8 million).

Dealership services

Under an agreement dated May 23, 1998 with Watson and another agreement dated June 21, 2004 with Watson’s The Chemist Limited, a subsidiary of Watson, both as supplemented and/or amended from time to time, Hutchison Telecom, as duly authorized agent of Hutchison Telephone HK and of Hutchison 3GHK Services, sells 2G and 3G handsets and/or telecommunications services at the Fortress and Watson retail outlets operated by Watson in Hong Kong. Under these retail services agreements, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison Telecom, and is required to pay such amount to Hutchison Telecom on a weekly accrual basis. Hutchison Telecom is required to pay to Watson commissions per subscription, subject to minimum amount per outlet per month.

Under an agreement dated May 27, 2004, between Watson and Hutchison 3GHK Services, Watson was appointed as non-exclusive dealer for Hutchison 3GHK Services for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by Hutchison 3GHK Services. Under this 3G dealership services agreement, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison 3GHK Services. Watson is required to pay such amount to Hutchison 3GHK Services after deducting its commission per subscription. This agreement commenced on March 3, 2004. This agreement was subsequently transferred by Hutchison 3GHK to Hutchison Telephone HK as of July 1, 2005 as part of a reorganization to streamline our Hong Kong mobile telecommunications business.

Under a referral program that went into effect as of October 25, 2005, Fortress was appointed as a promoter of Hutchison Telephone HK’s 2G mobile telecommunications services to its customers. Under this program, Watson is entitled to a commission for each successful service subscription referral to Hutchison Telephone HK.

In 2007, the aggregate commissions paid by our group for the provision of these services under the retail services agreements amounted to approximately HK$22 million (US$2.8 million).

Global procurement services

Various members of our group have separately entered into cost sharing agreements with the Hutchison Whampoa group pursuant to which members of the Hutchison Whampoa group and members of our group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the business of members of our group. Participation in a particular cost sharing activity is at the discretion of each member of our group which has entered into a cost sharing arrangement. In connection with the performance of obligations of the members of our group under some of the underlying contracts in relation to the global procurement activities, members of the Hutchison Whampoa group have provided guarantees in favor of counterparties thereunder. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities. In addition, the relevant members of our group pay a guarantee fee (where the Hutchison Whampoa group has provided a guarantee) and a management fee to the Hutchison Whampoa group at normal commercial rates. In 2007, the aggregate costs, expenses, guarantee fees and management fees paid by the relevant member of our group under these cost sharing agreements amounted to approximately HK$10 million (US$1.3 million).

Handset supply agreements

On March 27, 2007, each of Hutchison Telephone HK and Partner entered into handset supply agreements with H3G Procurement Services S.à r.l, or H3G Procurement, a wholly-owned subsidiary of Hutchison Whampoa, pursuant to which each of Hutchison Telephone HK and Partner may elect to purchase handsets or other devices related to their respective 3G businesses. Any offer of handsets or other devices by H3G Procurement Services to Hutchison Telephone HK or Partner will be on substantially the same terms and conditions as the terms and conditions offered by the vendors to H3G Procurement Services, other than as to unit prices. Neither Hutchison Telephone HK nor Partner is obligated to purchase any handsets under the agreements with H3G Procurement Services. The term of each agreement is an initial period of three years beginning from January 1, 2007 and thereafter automatically renewed for three successive periods of three years each unless terminated earlier by either party. In 2007, the aggregate purchases made by each of Hutchison Telephone HK and Partner under these handset supply agreements amounted to approximately HK$925 million (US$118.6 million) and HK$76 million (US$9.7 million), respectively.

Provision of telecommunications and Internet services

Members of our group provide local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, and Internet and web-hosting services to members of the Hutchison Whampoa group. In 2007, the fees charged by our group for the provision of such services amounted to approximately HK$62 million (US$8.0 million).

Provision of mobile telecommunications services

Members of our group provide mobile telecommunications services, including IDD and roaming services and other value-added services, to members of the Hutchison Whampoa group. The Hutchison Whampoa group is required to pay charges in advance for subscription on a monthly basis and charges in arrears for usage on a monthly basis, pursuant to invoices issued from our group. The provision of such services is terminable by either party at any time by giving 14 days’ prior written notice. In 2007, the fees charged by our group for the provision of such services amounted to approximately HK$27 million (US$3.5 million).

Disposal of Vanda IT Solutions

In July 2006, we sold our wholly-owned subsidiary Vanda IT Solutions, which provided information technology solutions, and loans that we had extended to Vanda IT Solutions and its subsidiaries, to a wholly-owned subsidiary of our largest shareholder, Hutchison Whampoa, for a total cash consideration of HK$105 million (US$13.5 million), as adjusted. The purchase price was determined after arms-length negotiations.

Guarantees and letters of comfort

Hutchison Whampoa and certain of its wholly-owned subsidiaries have guaranteed outstanding debts owed by our subsidiaries to lenders since 1998. As at December 31, 2007, total borrowings of HK$182 million (US$23.3 million) were guaranteed by members of the Hutchison Whampoa group in respect of loans to our Thai operations. We have entered into a fee agreement with Hutchison Whampoa pursuant to which we agree to pay, or will procure that relevant members of our group will pay, fees for the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or its subsidiaries, in respect of third-party borrowings of such relevant members of our group. The fees are charged at normal commercial rates. We have also entered into a counter-indemnity agreement with Hutchison Whampoa, under which we agree to indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group, as the case may be, against any liability incurred by Hutchison Whampoa or any such member of the Hutchison Whampoa group under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings. The total amount of these fees paid by us to the Hutchison Whampoa group in 2007 was HK$54 million (US$6.9 million).

As security in support of a series of equipment sale and leaseback transactions entered into by Hutchison Telephone HK in 1998, Hutchison Whampoa issued guarantees in favor of Hutchison Telephone HK’s counterparties under those transactions in respect of performance and payment obligations.

Related party transactions with other shareholders

Orascom Holding acquired shares representing approximately 19.3% of our then-outstanding share capital from the Hutchison Whampoa group in December 2005. We had entered into various agreements with Orascom Holding and its subsidiaries as described below.

As described above under “—Related party transactions with Hutchison Whampoa—Registration Rights Agreement,” we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong Holdings and Orascom Eurasia that extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong Holdings to Orascom Eurasia. Upon the disposal of Orascom Eurasia’s entire interest in our shares on January 3, 2008, this agreement was terminated with respect to Orascom Eurasia.

On December 21, 2005, we entered into a co-operation agreement with Orascom Holding, pursuant to the parties agreed to cooperate at all levels and make appropriate management team resources available from their respective organizations to achieve commercial, operational and technological synergies. Upon the disposal of Orascom Eurasia’s entire interest in our shares on January 3, 2008, this agreement was terminated.

Agreements with directors

Our non-executive directors receive compensation in the form of directors’ fees and do not receive any other form of compensation, including upon termination. Our executive directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our executive directors which may be terminated by either party giving written notice for periods of notice ranging from three to six months. None of these service contracts provide benefits to our executive directors upon termination. Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors for the year ended December 31, 2007 were approximately HK$92 million (US$11.8 million). For a detailed discussion of the remuneration paid to our directors, see “Item 6. Directors, Senior Management and Employees—Compensation.”

As at April 21, 2008, options in respect of 35,000,000 of our ordinary shares have been granted in the aggregate under our share option plan to persons who are currently directors or alternate directors of our company. All of these options were granted in August 2005. For a more detailed discussion of the share option plan, see “Item 6. Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

C. Interests of Experts and Counsel

Not Applicable.

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

Israel

As of December 31, 2007, a total of 12 claims had been filed in Israel against Partner and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following amounts in the aggregate:

Amount of claim
(in approximate HK$ millions)
Alleged violation of antitrust law	238
Alleged consumer complaints	5,025
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980

At this stage, and until the claims are recognised as class actions, we and Partner are unable to evaluate the probability of success of such claims, and therefore no provision has been made. See Note 33 to our financial statements.

Dividend Distributions

On August 21, 2007, we announced our dividend policy for 2008, which is to pay a dividend of a minimum of 30% of our profit attributable to our ordinary shares, adjusted for foreign exchange gains or losses, abnormal items, such as disposals and impairment charges, and acquisitions or disposals. On June 29, 2007, we paid a special dividend of HK$6.75 (US$0.87) per share, or HK$32,234 million (US$4,133.4 million) in the aggregate. We did not pay any other dividends in 2007.

B. Significant Changes

The following significant changes have occurred since December 31, 2007.

On January 16, 2008, we announced that we would recognize a non-cash impairment charge of HK$3,854 million (US$494.2 million) in our 2007 audited consolidated financial statements in connection with our Thailand operations and a deferred tax credit of HK$421 million (US$54.0 million) in connection with the recognition of the impairment charge.

On February 6, 2008, Partner announced a share buy-back plan throughout 2008, in an amount of up to NIS 600 million (US$152.3 million), subject to appropriate market conditions.

On March 8, 2008, we received approval from the People’s Committee of Hanoi City to permit us to switch our operating spectrum from CDMA to a GSM service. In connection with the change, we were granted an Investment Certificate with a term of 15 years.

On March 18, 2008, PT Hutchison CP entered into a conditional agreement to sell up to 3,692 base station tower sites to Protelindo for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). The sale is expected to be made in tranches over a two-year period. As a condition to the agreement, PT Hutchison CP and Protelindo will enter into a lease agreement granting PT Hutchison CP (i) the right to use the capacity reserved for PT Hutchison CP on the base station towers sold under the agreement and related infrastructure as PT Hutchison CP may elect for an initial period of twelve years which, at PT Hutchison CP’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price. On the basis that the sale is treated as a sale of all the 3,692 base station tower sites and the lease is treated as an operating lease, we expect to realize a disposal gain of approximately US$236 million (approximately HK$1,832 million) from the sale.

On January 17, 2008, we entered into an agreement to sell to EGH all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa, the operating company for the Ghana operations, for a cash consideration of HK$583.5 million (US$74.8 million). We expect to complete the sale in the first half of 2008.

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

	HIGH		LOW
	Ordinary Shares	ADSs	Ordinary Shares	ADSs
	(HK$)	(US$)	(HK$)	(US$)
Annual highs and lows
2004 (Fourth quarter only)	7.10	13.58	5.20	9.85
2005	11.85	22.25	6.05	12.25
2006	20.25	38.74	10.60	20.71
2007	20.85	43.00	9.00	17.34
Quarterly highs and lows
2006:
First Quarter	16.00	26.05	10.60	21.01
Second Quarter	15.20	28.99	10.60	20.71
Third Quarter	14.10	26.97	11.40	22.27
Fourth Quarter	20.25	38.74	13.46	26.07
2007:
First Quarter	20.85	43.00	14.52	27.56
Second Quarter	17.40	33.30	10.00	29.30
Third Quarter	11.00	21.48	9.00	17.34
Fourth Quarter	12.70	24.99	9.81	20.11
2008:
First Quarter	12.00	22.99	10.06	19.03
Monthly highs and lows
November 2007	12.70	24.99	10.70	21.18
December 2007	11.98	23.37	10.80	20.75
January 2008	12.00	22.60	10.12	19.03
February 2008	11.48	21.50	10.50	19.61
March 2008	11.72	22.99	10.06	19.50
April 2008	12.20	22.19	10.68	20.67

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

Voting Rights

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every member who is present in person or by proxy (or, in the case of a member that is a corporation, by its duly authorized representative) shall have one vote, and on a poll every member present in person or by proxy (or, in the case of a member that is a corporation, by its duly appointed representative) shall have one vote for each fully paid share of which that member is the holder.

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

Members of our board of directors stand for reelection at staggered intervals. One-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third), or any other fraction that may be required under the listing rules of the Hong Kong Stock Exchange or other applicable rules, are subject to retirement from office by rotation at each annual general meeting. Three of our directors retired by rotation and three of our directors who were appointed by our board in January 2008 retired and all were re-elected at our annual general meeting held on May 6, 2008.

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

Shareholders meetings

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

An annual general meeting and any extraordinary general meeting called for the passing of a special resolution must be called by not less than 21 clear days’ notice in writing and any other extraordinary general meeting must be called by not less than 14 clear days’ notice in writing. Notice of every general meeting will be given to all our shareholders other than those who, under the provisions of our articles of association or the terms of issue of the shares they hold, are not entitled to receive such notices from us, and also to our auditors for the time being.

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

Two of our members present in person or by proxy will be a quorum.

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

C. Material Contracts

We and our subsidiaries have not entered into any material contracts outside of the ordinary course of business within the two years preceding the filing date of this annual report.

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

Hong Kong

The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice to you. The discussion does not deal with all possible tax consequences relating to purchasing, holding or selling our ADSs or ordinary shares. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting share capital) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our ADSs and ordinary shares. There is no comprehensive double tax agreement in effect between Hong Kong and the United States.

Tax on Dividends

Under the current Hong Kong laws, no withholding tax is levied on dividends paid by us.

Profits Tax

No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs and ordinary shares.

Trading gains from the sale of ADSs or ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% (proposed to be reduced to 16.5%) on corporations and at a maximum rate of 16% (proposed to be reduced to 15%) on individuals and unincorporated businesses.

Gains from sales of the ordinary shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong and hence subject to Hong Kong profits tax in the hands of persons carrying on a business or trading or dealing in securities in Hong Kong.

Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong e.g. on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

Stamp Duty

The sale, purchase and transfer of ordinary shares on the Hong Kong branch register are subject to Hong Kong stamp duty. The current rate charged on each of the purchaser and the seller is 0.1% of the consideration or, if greater, the fair value of the ordinary shares being sold or transferred. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the issuance of ADSs upon the deposit of ordinary shares, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. No Hong Kong stamp duty is payable upon the transfer of ADSs outside Hong Kong, if the transfer does not result in any change in beneficial ownership of the ordinary shares deposited with the depository.

Estate Duty

Estate duty was abolished in Hong Kong in respect of persons dying on or after February 11, 2006. Estates of persons who passed away on or after this date are not subject to estate duty. In respect of deaths which occurred on or after July 15, 2005, but before February 11, 2006 (the interim period), any estate duty has been reduced with retrospective effect to a nominal duty of HK$100 for estates of assessed value exceeding HK$7.5 million. No estate duty is payable on estates of assessed value below HK$7.5 million. Any estate duty overpaid will be refunded.

United States Federal Income Taxation

U.S. Holders

This summary describes certain material U.S. federal income tax consequences for a U.S. Holder (as defined below) of acquiring, owning and disposing of the ADSs or ordinary shares. This summary applies only to U.S. Holders that will hold the ADSs or ordinary shares as capital assets for tax purposes. This summary does not apply to a U.S. Holder subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life-insurance company;

•	a tax-exempt organization;

•	regulated investment companies;

•	real estate investment trusts;

•	a person subject to the alternative minimum tax;

•	U.S. expatriates;

•	a person that holds ADSs or ordinary shares as part of a hedge, straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

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

For purposes of this summary, a “U.S. Holder” is a beneficial owner of an ordinary share or ADS that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust.

If a partnership or other pass-through entity is a beneficial owner of ADSs, the tax treatment of a partner or other owner will generally depend upon the status of the partner or other owner and the activities of the entity. If you are a partner or other owner of a partnership or other pass-through entity that acquires ADSs, you should consult your tax advisor regarding the tax consequences of acquiring, owning, and disposing of ADSs.

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

Distributions

Subject to the discussion of the passive foreign investment company (“PFIC”) rules below, distributions paid with respect to the ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles (“Taxable Dividends”) will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder’s ordinary shares. This reduction in a U.S. Holder’s basis in the ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ordinary shares. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to the ADSs will constitute ordinary dividend income. For taxable years beginning after December 31, 2002 and before January 1, 2011 (provided that certain holding period requirements are met and subject to other conditions and limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains.

The gross amount of distributions paid in Hong Kong dollars, if any distributions are paid in Hong Kong dollars or any successor or foreign currency, will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid regardless of whether the payment is in fact converted into U.S. dollars. If the Hong Kong dollars, or any successor currency, are converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of Hong Kong dollars as distributions. If, instead, the Hong Kong dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Hong Kong dollars will be treated as U.S. source ordinary income or loss.

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

Based on our audited accounts and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2007 taxable year. With respect to our 2008 taxable year, although we do not anticipate becoming a PFIC, the disposition of CGP Investments Holdings to Vodafone and the receipt of the proceeds has caused a significant change in the composition of our assets and income. The cash proceeds from the sale of CGP Investments Holdings may cause the average value of our assets producing passive income to equal or exceed 50% for our 2008 taxable year. The determination of PFIC status is made on an annual basis, and will depend on, among other factors, how we use the sale proceeds, when such use of the sale proceeds occurs, and the availability of a special relief provision under Section 1298(b)(3) of the US Internal Revenue Code of 1986, or the Code, for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business, also known as the change of business exception.

To qualify for the change of business exception, we would need to satisfy the following conditions: (i) we have never previously been a PFIC; (ii) “substantially all” of the passive income for the year is attributable to proceeds from the disposition of one or more “active trades or businesses” as these terms are used and interpreted under the Code; and (iii) we are not a PFIC for either of the next two taxable years.

We have received a ruling letter from the U.S. Internal Revenue Service confirming that our disposition of CGP Investments Holdings to Vodafone qualifies as the disposition of one or more “active trades or businesses” within the meaning of the change of business exception. Notwithstanding our receipt of the ruling letter, in order to qualify for the change of business exception in 2008, we would need to satisfy the three conditions listed in the preceding paragraph. In particular, in order to avoid PFIC status in either of the two subsequent years, we would need to reduce our holdings of assets generating passive income, increase the average value of our non-passive assets, or do both such things so that less than 50% of the average value of our total assets in 2009 and 2010 are passive. If we are found to be a PFIC for 2009 or 2010, then we would be retroactively ineligible for the change of business exception, but may not know and will not be able to inform you of such determination until 2010 or 2011.

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

Notwithstanding any election made with respect to our shares, dividends received with respect to our shares would not constitute “qualified dividend income” to a U.S. Holder if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “—Distributions.” Instead, such dividends would be subject to tax at ordinary income rates. A U.S. Holder that owns our shares during any year in which we are a PFIC must also file IRS Form 8621.

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

You may read and copy any materials that we filed or furnished, or will file with or furnish to, the Securities and Exchange Commission at its public reference rooms located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings that we make electronically will be available to the public at www.sec.gov.

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

I. Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to our financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than an entity’s functional currency. We are also subject to exchange rate risks with respect to our operations and investments outside Hong Kong. See note 5 to our financial statements.

We manage these risks through a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts, as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by us for speculative purposes.

We are also exposed to counter party and investment risks in respect of our surplus funds. We manage these risks by placing deposits with banks having a minimum credit rating of AA-/Aa3, unless our board of directors has specifically authorized deposits in a lower-rated bank, principally in short duration money market deposits primarily in U.S. dollars. Risk on these deposits is managed under concentration limits that take account of banks’ current short and medium term credit-rating profile.

This section contains “forward-looking statements” as described in “Forward-Looking Statements.”

Foreign currency exposure

As at December 31, 2006 and 2007, we had approximately HK$1,728 million (US$222 million) and HK$36,404 million (US$4,668 million), respectively, in cash, short-term investments and marketable securities denominated in currencies other than Hong Kong dollars. These foreign currency denominated financial assets principally included HK$359 million (US$46 million) denominated in U.S. dollars and HK$1,093 million (US$140 million) denominated in Indian Rupees as at December 31, 2006, compared with HK$36,011 million (US$4,618 million) denominated in U.S. dollars as at December 31, 2007.

The following table sets out our borrowings by currency as a percentage of total borrowings.

	As at December 31,
Currency	2006	2007
	%
Hong Kong dollars	13.5	37.6
Indian Rupees	37.1	0.0
New Israeli Shekels	10.8	37.2
Thai Baht	5.0	2.8
Japanese Yen	16.7	0.0
U.S. dollars	16.9	22.4

Total	100.0	100.0

We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily those related to borrowings, accounts payable and surplus funds held as bank deposits, primarily denominated in U.S. dollars. Foreign exchange risk arises when commercial transactions or recognized assets and liabilities are denominated in a currency other than an entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-U.S. dollar assets, we generally endeavor to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, we might not borrow in the local currency and may instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings.

Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses can be minimized using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. We may use derivative instruments to manage or adjust our exposures. For example, U.S. dollar loans and repayments of our Thailand operations were converted to Thai Baht through forward foreign currency contracts to match currency exposure of the underlying business and thereby hedge against the exchange risk in relation to the Thailand operations’ U.S. dollar-denominated borrowings. See note 28 to our financial statements.

During 2007, we provided inter-company loans to our Thailand operations in U.S. dollars totaling HK$9,327 million (US$1,196.0 million) to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, subsequently removed on March 3, 2008. This affected our ability to freely convert the U.S. dollar proceeds into Thai Baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds into Thai Baht, we entered into foreign exchange swap contracts with various banks in Thailand. As at December 31, 2007, we had US$1,095 million, or HK$8,539 million, outstanding under these foreign exchange swap contracts where we have commitments to sell Thai Baht and buy U.S. dollars at pre-agreed rates.

Interest rate exposure

Our main interest risk exposures relate to our borrowings. We manage our interest rate exposure of our borrowings with a focus on reducing our overall cost of debt. When considered appropriate, we use interest rate swaps to manage our interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

Partner entered into derivative transactions in order to protect itself against increases in the Israeli Consumer Price Index, or CPI, in respect of CPI-linked notes issued by it. See note 21 to our financial statements.

Our financial assets and liabilities as at December 31, 2006 and 2007 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our fixed-rate and floating-rate borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarize the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as at December 31, 2007 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans and other third party borrowings:

	December 31, 2007 Maturities						December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(HK$ in millions except rates)
Local currency:
Hong Kong Dollars:
Fixed rate	4	—	—	—	—	—	4	3
Average weighted rate(1)	7.5%	—	—	—	—	—	7.5%	7.5%
Variable rate	4,134	—	—	—	—	—	4,134	4,134
Average weighted rate(1)	5.09%	—	—	—	—	—	5.09%	5.09%

Sub-total	4,138	—	—	—	—	—	4,138	4,137

Foreign currency:
Thai Baht:
Variable rate	309	—	—	—	—	—	309	309
Average weighted rate(1)	4.92%	—	—	—	—	—	4.92%	4.92%

Sub-total	309	—	—	—	—	—	309	309

New Israeli Shekels:
Variable rate	34	1,005	1,356	1,363	341	—	4,099	4,198
Average weighted rate(1)	5.61%	4.25%	4.25%	4.25%	4.25%	—	4.26%	4.26%

Sub-total	34	1,005	1,356	1,363	341	—	4,099	4,198

U.S. dollars:
Fixed rate	564	7	—	—	—	—	571	571
Average weighted rate(1)	5.87%	7.25%	—	—	—	—	5.89%	5.89%
Variable rate	38	1,846	19	—	—	—	1,903	1,902
Average weighted rate(1)	4.24%	6.40%	4.24%	—	—	—	6.34%	6.34%

Sub-total	602	1,853	19	—	—	—	2,474	2,473

Total	5,083	2,858	1,375	1,363	341	—	11,020	11,117

(1) Weighted average rates of the portfolio at the year end.

	December 31, 2007 Maturities						December 31, 2007
	2008	2009	2010	2011	2012	Thereafter	Total	Fair value
	(HK$ in millions except rates)
Foreign Currency Swaps:
Receive US$ fixed/Pay THB variable	39	39	20	—	—	—	98	(22)
Contract amount	97.5	58.5	20	—	—	—	98	(22)
Average pay rate	THBFIX +0.30%	THBFIX +0.30%	THBFIX +0.30%	—	—	—	N/A	N/A
Average receive rate	LIBOR +0.125%	LIBOR +0.125%	LIBOR +0.125%	—	—	—	N/A	N/A

Forward contracts:
Receive US$/Pay THB
Contract amount	5,184	—	—	—	—	—	5,184	(60)
Average contractual exchange rate	33.8974	—	—	—	—	—	N/A	N/A

Receive US$/Pay NIS
Contract amount	744	—	—	—	—	—	744	(37)
Average contractual exchange rate	4.046	—	—	—	—	—	N/A	N/A

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, our management, including our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to a company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer have concluded that as of December 31, 2007, our disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Report on Internal Control over Financial Reporting

Under the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2007. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based upon criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment using those criteria, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective. As of the date of this annual report, management is not aware of any instances of material weaknesses.

PricewaterhouseCoopers, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which report appears at p. F-2.

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

Our audit and non-audit services approval policy was approved by our audit committee on July 29, 2005 and amended on December 12, 2006. Under the policy, services proposed to be performed by our independent auditors may be pre-approved if they fall within the scope of services that are permitted to pre-approved under the policy and the fees for these services fall within the applicable limits set forth in the policy. The fees for pre-approved audit services are prescribed by the audit committee on an annual basis. The fees for pre-approved non-audit services must, for each engagement, be less than the limit prescribed by the policy for individual engagements and must, in the aggregate, be less than 5% of the maximum amount prescribed by the audit committee for audit service fees. If any proposed service exceeds the pre-approved fee levels, or if management requires any service from the independent auditors that is not covered by the policy, then the service must be specifically considered and approved by our audit committee before the independent auditor may be engaged to provide the service. The total fees for all services are to be presented annually to the audit committee for final approval. None of the engagements of PricewaterhouseCoopers to provide the audit and non-audit services described below were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PricewaterhouseCoopers billed us for the following services in 2006 and 2007.

Nature of the service	2006	2007
	(HK$ millions)	(HK$ millions)
Audit fees	74	83
Audit-related fees	13	2
Tax fees	1	2
All other fees	—	—

Total	88	87

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

All other fees

We did not pay any other fees to PricewaterhouseCoopers.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-67.

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

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum of Association, dated September 3, 2004

1.2*	Articles of Association, dated September 3, 2004, as amended on May 5, 2005 and May 8, 2007

2.1††	Form of Indenture between Partner Communications Company Ltd. and the Trust Company of Union Bank Ltd.

4.1†††	Form of Deposit Agreement among Hutchison Telecommunications International Limited, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.2†	Non-Competition Agreement dated September 24, 2004 between Hutchison Telecommunications International Limited and Hutchison Whampoa Limited

4.3†	IPR Framework Agreement dated September 24, 2004 between Hutchison International Limited and Hutchison Telecommunications International Limited

4.4†	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited

4.5†	Counter-Indemnity Agreement dated September 24, 2004 between Hutchison Whampoa Limited and Hutchison Telecommunications International Limited

4.6*	Share Option Scheme dated September 17, 2004 of Hutchison Telecommunications International Limited and its group members, as amended on July 12, 2005, February 9, 2006 and May 8, 2007

4.7*	Form of service agreement for management

4.8*	Form of appointment letter for non-executive directors

4.9*	Side letter dated April 26, 2006 between Hutchison International Limited and Hutchison Telecommunications International Limited relating to the IPR Framework Agreement dated September 24, 2004

4.10††	Restatement of the Relationship Agreement dated April 20, 2005

6	See note 18 to our financial statements for information explaining how earnings (loss) per share information was calculated.

8	List of all subsidiaries (see Item 4.D)

11*	Code of Ethics, as amended on August 16, 2006

12.1	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

13	Certification Pursuant to 18 U.S.C. Section 1350

†	Previously filed; incorporated by reference to our registration statement on Form F-1 (No. 333-118783).
††	Previously filed; incorporated by reference to the annual report on Form 20-F of Partner Communications Company Ltd (No. 001-14968) for the fiscal year ended December 31, 2004.
†††	Previously filed; incorporated by reference to Citibank, N.A.’s Registration Statement on Form F-6 (File No. 333-119242).
*	Previously filed; incorporated by reference to our annual report on Form 20-F (No. 001-32309).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: 8 May, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ TIM LINCOLN PENNINGTON
Name:	Tim Lincoln Pennington
Title:	Executive Director and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Hutchison Telecommunications International Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hutchison Telecommunications International Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of recognized income and expense and the consolidated cash flow statement present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited and its subsidiaries (together the “Group”) at 31 December 2007 and 31 December 2006, and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our integrated audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers

8 May 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2006		2007		2007
		HK$ millions		HK$ millions		US$ millions
						(Note 40)
Continuing operations:
Turnover	7		17,923		20,401		2,616
Cost of inventories sold			(2,164)		(2,671)		(343)
Staff costs	9		(1,897)		(2,295)		(294)
Depreciation and amortisation			(3,804)		(4,226)		(542)
Other operating expenses	10		(8,685)		(10,182)		(1,306)

			1,373		1,027		131
Impairment charge for Thailand segment	11		—		(3,854)		(494)
Profit on disposal of investments and others, net	12		44		8		1

Operating profit/(loss)			1,417		(2,819)		(362)
Interest income	13		66		1,619		208
Interest and other finance costs	13		(1,652)		(1,335)		(171)
Share of results of associates	14		(1)		—		—

Loss before taxation			(170)		(2,535)		(325)
Taxation	15		(653)		(191)		(24)

Loss for the year from continuing operations			(823)		(2,726)		(349)

Discontinued operations:
Profit from discontinued operations	16		2,399		70,502		9,040

Profit for the year			1,576		67,776		8,691

Attributable to:
Equity holders of the Company:
—continuing operations			(1,191)		(3,147)		(403)
—discontinued operations			1,392		70,031		8,980

			201		66,884		8,577

Minority interest:
—continuing operations			368		421		54
—discontinued operations			1,007		471		60

			1,375		892		114

			1,576		67,776		8,691

Dividend	17		—		32,234		4,133

Basic and diluted loss per share from continuing operations attributable to equity holders of the Company	18	HK$	(0.25)	HK$	(0.66)	US$	(0.08)

Basic and diluted earnings per share attributable to equity holders of the Company	18	HK$	0.04	HK$	14.01	US$	1.80

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

			As at 31 December
	Note		2006	2007	2007
			HK$ millions	HK$ millions	US$ millions
					(Note 40)
ASSETS
Current assets
Cash and cash equivalents	19		2,048	36,611	4,695
Trade and other receivables	20		10,090	4,702	603
Stocks			436	515	66
Derivative financial assets	21	(a)	23	25	3

Total current assets			12,597	41,853	5,367

Non-current assets
Fixed assets	22		31,962	16,950	2,174
Goodwill	23		19,571	6,070	778
Other intangible assets	24		10,760	7,818	1,003
Other non-current assets	25		3,829	3,354	430
Deferred tax assets	26		997	376	48
Interests in associates			2	2	—

Total non-current assets			67,121	34,570	4,433

Total assets			79,718	76,423	9,800

LIABILITIES
Current liabilities
Trade and other payables	27		13,479	7,902	1,014
Borrowings	28		16,048	5,083	652
Current income tax liabilities			153	111	14
Derivative financial liabilities	21	(b)	185	119	15

Total current liabilities			29,865	13,215	1,695

Non-current liabilities
Borrowings	28		23,369	5,937	761
Deferred tax liabilities	26		1,075	584	75
Other non-current liabilities	29		2,992	2,551	327

Total non-current liabilities			27,436	9,072	1,163

Total liabilities			57,301	22,287	2,858

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	30	(b)	1,191	1,195	153
Reserves	31		15,468	50,089	6,423

			16,659	51,284	6,576
Minority interest	32	(d)	5,758	2,852	366

Total equity			22,417	54,136	6,942

Total equity and liabilities			79,718	76,423	9,800

Net current (liabilities) / assets			(17,268)	28,638	3,672

Total assets less current liabilities			49,853	63,208	8,105

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended 31 December
	Note	2006	2007	2007
		HK$ millions	HK$ millions	US$ millions
				(Note 40)
Cash flows from operating activities
Continuing operations:
Loss before taxation		(170)	(2,535)	(325)
Adjustments for:
—Interest income	13	(66)	(1,619)	(208)
—Interest and other finance costs	13	1,652	1,335	171
—Depreciation and amortisation	8	3,804	4,226	542
—Share-based payments	9	116	223	29
—Profit on disposal of investments and others, net	12	(44)	(8)	(1)
—Loss on disposal of fixed assets	10	27	26	4
—Impairment charge for Thailand segment	11	—	3,854	494
—Write-off of customer acquisition and retention costs	10	26	44	6
—Share of results of associates	14	1	—	—
—Changes in working capital
—Decrease / (Increase) in stocks		222	(122)	(16)
—Increase in trade receivables, other receivables and prepayments		(720)	(1,319)	(169)
—Decrease in short-term receivable from related companies		36	50	6
—(Decrease)/Increase in trade and other payables		(760)	822	105
—Decrease in short-term payable to related companies		(54)	(38)	(5)

Cash generated from continuing operations		4,070	4,939	633
Interest received		66	1,562	200
Interest and other finance costs paid		(1,438)	(878)	(113)
Taxes paid		(638)	(631)	(81)

Net cash generated from operating activities of continuing operations		2,060	4,992	639

Discontinued operations:
Cash generated from discontinued operations		4,459	782	100
Interest received		48	16	2
Interest and other finance costs paid		(804)	(713)	(92)
Taxes paid		(249)	(89)	(11)

Net cash generated from/(used in) operating activities of discontinued operations		3,454	(4)	(1)

Net cash generated from operating activities		5,514	4,988	638

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (Continued)

		For the year ended 31 December
	Note	2006	2007	2007
		HK$ millions	HK$ millions	US$ millions
				(Note 40)
Cash flows from investing activities
Continuing operations:
Purchase of fixed assets		(1,884)	(2,532)	(325)
Upfront and fixed periodic payments for telecommunications licences		(227)	(296)	(38)
Additions to customer acquisition and retention costs		(485)	(602)	(77)
Additions to prepaid capacity and maintenance		(23)	(83)	(11)
Advance payments for network rollout		(162)	(1,103)	(141)
Increase in long-term deposits		(35)	—	—
Proceeds from disposal of fixed assets		24	23	3
Purchase of transmission business	32(b)	(124)	—	—
Proceeds from disposal of subsidiaries, net of cash disposed of	32(c)	2	—	—

Net cash used in investing activities of continuing operations		(2,914)	(4,593)	(589)

Discontinued operations:
Cash used in investing activities		(12,170)	(4,697)	(602)
Proceeds from disposal of subsidiaries, net of cash disposed of	32(c)	—	83,185	10,667

Net cash (used in)/generated from investing activities of discontinued operations		(12,170)	78,488	10,065

Net cash (used in)/generated from investing activities		(15,084)	73,895	9,476

Cash flows from financing activities
Continuing operations:
Net cash generated from/(used in) financing activities		438	(14,045)	(1,800)
Proceeds from exercise of share options of the Company		116	95	12
Proceeds from exercise of share options of a subsidiary		78	142	18
Equity contribution from minority shareholders		195	—	—
Dividend paid to the Company’s shareholders	17	—	(32,234)	(4,133)
Dividend paid to minority shareholders	32(d)	(266)	(594)	(76)
(Repayment)/Drawing of loan from minority shareholders	32(d)	(188)	608	78
Decrease in restricted cash		1	—	—

Net cash generated from/(used in) financing activities of continuing operations		374	(46,028)	(5,901)

Discontinued operations:
Net cash generated from financing activities of discontinued operations		8,808	1,708	219

Net cash generated from/(used in) financing activities		9,182	(44,320)	(5,682)

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (Continued)

		For the year ended 31 December
	Note	2006	2007	2007
		HK$ millions	HK$ millions	US$ millions
				(Note 40)
(Decrease) / Increase in cash and cash equivalents		(388)	34,563	4,432
Cash and cash equivalents at beginning of year		2,436	2,048	263

Cash and cash equivalents at end of year		2,048	36,611	4,695

Analysis of net debt / (cash)
Borrowings	28	39,417	11,020	1,413
Less: Cash and cash equivalents	19	(2,048)	(36,611)	(4,695)

Net debt / (cash)		37,369	(25,591)	(3,282)

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	For the year ended 31 December
	2006	2007	2007
	HK$ millions	HK$ millions	US$ millions
			(Note 40)
Currency translation differences	321	1,280	164
Actuarial gains of defined benefit plans	12	38	5

Net income recognised directly in equity	333	1,318	169
Profit for the year	1,576	67,776	8,691

Total recognised income for the year	1,909	69,094	8,860

Attributable to:
Equity holders of the Company	277	67,672	8,678
Minority interest	1,632	1,422	182

	1,909	69,094	8,860

The accompanying notes are an integral part of the consolidated accounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS

1.	General information

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

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These accounts have been approved for issuance by the Board of Directors on 18 March 2008.

2.	Change in financial reporting standards

In 2006 and prior years, the Group’s accounts had been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”). With effect from the year ended 31 December 2007, the Company has prepared its consolidated accounts in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and compiled the comparative accounts for the year ended 31 December 2006 in accordance with IFRS. As the Group has operations in multiple countries in different continents and has diverse international shareholders, the directors believe that the adoption of IFRS allows its accounts to be more easily understood by its shareholders, potential investors, the capital markets and other users internationally.

3.	Basis of preparation and principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below.

(a)	Basis of preparation

These accounts have been prepared in accordance with IFRS. IFRS 1 “First-time Adoption of International Financial Reporting Standards” has been applied in preparing these accounts. These accounts are the first financial statements of the Group to be prepared in accordance with IFRS. The policies set out below have been consistently applied to all the years presented except for the mandatory exceptions and certain of the optional exemptions adopted by the Group as set out in Note 4(a). The consolidated accounts of the Group until 31 December 2006 had been prepared in accordance with HKFRS. The conversion from HKFRS to IFRS did not result in any material impact on the Group’s accounts while the descriptions of transition from HKFRS to IFRS are given in Note 4.

These consolidated accounts have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of accounts in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated accounts, are disclosed in Note 6.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(b)	Changes in accounting policies

At the date of authorisation of these accounts, the following new/revised standards, amendment to standard and interpretations to existing standards have been issued but are not effective for the year ended 31 December 2007:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IFRS 8	Operating Segments
IFRIC Interpretation 11	IFRS 2—Group and Treasury Share Transactions
IFRIC Interpretation 12	Service Concession Arrangements
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 14	IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
IAS 27 (Revised)	Consolidated and Separate Financial Statements
Amendment to IFRS 2	Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations

The Group did not early adopt any of these new/revised standards, amendment to standard and interpretations to existing standards. The adoption of these new/revised standards, amendment to standard and interpretations to existing standards in future periods is not expected to result in substantial changes to the Group’s accounting policies.

(c)	Basis of consolidation

The consolidated accounts made up to 31 December include the accounts of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates on the basis set out in Note 3(f) below. Results of subsidiaries and associates acquired or disposed of during the year are included as from their effective dates of acquisition to 31 December or up to the dates of disposal as the case may be.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated accounts, subsidiaries are accounted for as described in Note 3(c) above. In the unconsolidated accounts of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at 31 December 2007 are set forth on page 67.

(e)	Minority interest

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, is presented in the consolidated balance sheet separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group is presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

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

The Group obtained an investment licence from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognised in its accounts the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and the revenue that is generated from the BCC.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

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

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

—	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

—	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

—	all resulting exchange differences are recognised as a separate component of equity (cumulative translation adjustments).

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

NOTES TO THE ACCOUNTS (Continued)

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

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associated company. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

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

Costs to acquire or retain telecommunications customers, which are primarily postpaid 3G customers, pursuant to a contract with early termination penalties are in some cases capitalised and amortised over the minimum enforceable contractual period, which is generally a period of 18-24 months. In the event that a customer churns off the network within the minimum enforceable contractual period, any unamortised customer acquisition or retention costs are written off in the period in which the customer churns.

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

(n)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(o)	Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity investments, and loans and receivables. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

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

Derivatives that do not qualify for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement” are accounted for with the changes in fair value being recognised in the income statement.

Purchases and sales of investments are recognised on trade-date—the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(v)	Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortised cost, the amount of the impairment is the difference between the assets’ carrying amount and the present value of estimate future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of a provision account. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of provision is determined based on historical data of payment statistics for aged receivable balances. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the income statement. Changes in the carrying amount of the provision account are recognised in profit or loss.

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

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less provision for impairment (see Note 3(o)(v)).

(s)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalised for qualifying assets (Note 3(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(y)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(z)	Revenue recognition

The Group recognises revenue on the following bases:

(i)	Installation fees are recognised on connection of the service.

(ii)	Sales of handsets are recognised upon delivery to the distributors, dealers or directly to the customers.

(iii)	Revenues from usage charges, software development services and technical services are recognised when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognised upon customer’s usage or upon the expiry of the service period.

(v)	Revenues for monthly fees and value added services are recognised on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognised as rendered/incurred and are presented on a gross basis.

(aa)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ab)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognised as gains or losses as incurred.

(ac)	Increase in proportionate share of subsidiaries

The increase in the Group's proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary's assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary's assets and liabilities is recognised as goodwill or negative goodwill in accordance with Notes 3(c) and 3(k) above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

4.	Transition to IFRS

(a)	Application of IFRS

The Group’s accounts for the year ended 31 December 2007 are the first annual financial statements that comply with IFRS. IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated accounts. The Group is required to establish its IFRS accounting policies for the year ended 31 December 2007 and, in general, applies these retrospectively to determine the IFRS opening balance sheet at its date of transition, i.e. 1 January 2006 and the Group prepared its opening IFRS balance sheet at that date. The reporting date of these accounts is 31 December 2007. The Group’s IFRS adoption date is 1 January 2007. In preparing these consolidated accounts in accordance with IFRS 1, the Group has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS. The exemptions adopted by the Group are set out below:

(i)	Business combinations exemption

Business combinations that were recognised before 1 January 2006 were not required to be restated as the Group has elected to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations that occurred prior to 1 January 2004. Accordingly, the Group also applied IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets” from that date. In addition, it also applied IAS 21 “The Effect of Changes in Foreign Exchange Rates” retrospectively to fair value adjustment and goodwill arising in all business combinations taken place after 1 January 2004. Therefore, goodwill and other fair value adjustments are translated at closing rate for acquisitions taken place after 1 January 2004 and treated as part of the foreign operations’ assets and liabilities.

(ii)	Leases exemption

The Group applied this exemption to determine whether an arrangement exists at the date of transition to IFRS that contains a lease.

(b)	Reconciliations between IFRS and HKFRS

The transition from HKFRS to IFRS in accordance with IFRS 1 did not result in a change to the Group's shareholders' equity reported under HKFRS on 1 January 2006 and 31 December 2006. It also did not result in a change in the income statement reported under HKFRS for the financial year ended 31 December 2006. Accordingly, no reconciliations were presented for the shareholders' equity at the relevant balance sheet dates and income statement for the relevant year then ended.

5.	Financial risk management

(a)	Financial risk factors

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to the Group’s financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in a currency that is not the entity’s functional currency. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts as well as forward foreign exchange contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for speculative purposes.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings, accounts payable and surplus funds placed at banks as deposits denominated in US Dollars. During the year, the Group placed surplus funds as US Dollars denominated deposits with several banks to take advantage of investment opportunities as they arise. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavours to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimised using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. The Group may use derivative instruments to manage or adjust its exposures. For example, US dollar borrowings and repayments of our Thailand operations were converted to Thai Baht through forward foreign currency contracts to match currency exposure of the underlying business and thereby managed against the exchange risk in relation to the Thailand operations’ US dollar-denominated borrowings (see Note 28).

Since the impact of foreign exchange exposure other than US Dollars is insignificant, the table below summarises the foreign exchange exposure in US Dollars, on a net monetary position of each group entity, offsetting the foreign-currency denominated borrowings against the relevant foreign exchange forward and swap contracts, expressed in the Group’s presentation currency of HK dollars.

	2006	2007
	HK$ millions
Continuing operations
Hong Kong	(4,246)	204
Israel	(250)	(587)
Thailand	(167)	(180)
Indonesia	45	(1,337)
Others*	(89)	34,394

	(4,707)	32,494
Discontinued operations
India	(1,575)	—

Total net exposure: net (liabilities) /assets	(6,282)	32,494

*	“Others” as at 31 December 2006 and 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

As at the balance sheet dates, a 10% strengthening of the functional currency of each sub-group against US Dollars would have increased/(decreased) profit and loss by the amounts as shown below. This analysis assumes that all other variables remain constant.

	2006	2007
	Impact to profit and loss HK$ millions	Impact to profit and loss HK$ millions
US Dollars	(628)	3,249

A 10% weakening of the functional currency of each sub-group against US Dollars at 31 December would have had the equal but opposite effect on these currencies to the amounts shown above, on basis that all other variables remain constant. There is no foreign currency transaction risk that would affect equity directly.

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings and investments of surplus funds placed with banks as deposits. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, we use interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

As at 31 December 2007, the carrying amount of the Group’s financial assets and liabilities where their cash flows are subject to interest rate exposure are as follows:

	2006	2007
	HK$ millions
Borrowings at floating rates	(28,940)	(10,445)
Cash at banks and short-term bank deposits	1,995	36,607
Deposits classified in non-current assets	451	469
Interest bearing loans from minority shareholders	(143)	(152)
Other derivatives	(32)	18

	(26,669)	26,497

The interest rate profile of the Group’s borrowings is disclosed in Note 28. The cash deposits placed with banks generate interest at the prevailing market interest rates.

As at the balance sheet dates, if interest rates had been 100 basis points lower, with all other variables held constant, pre-tax profit for 2007 and loss for 2006 would have reduced by HK$281 million and HK$249 million respectively, mainly as a result of lower interest expenses on floating rate borrowings and interest income from cash and deposits; there would have no direct impacts on equity as the Group did not have financial instruments qualified for hedge accounting whereby all movement of interest expense and income as a result of interest rates changes would be charged to the income statement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point movement represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from counter party and investment risks in respect of our surplus funds, derivative financial instruments as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

For counter party and investment risks in respect of our surplus fund, the Group manage these risks by placing deposits with credit worthy financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s or investing in marketable securities such as US Treasuries or Commercial Papers/Certificates of Deposits issued by credit-worthy counter-parties with similar credit rating as above. Any deviations from this policy are to be approved by the Board. During the year, one such approval was obtained for placing deposit with a financial institution having a credit rating of A. The maximum exposure to this bank during the period did not exceed US$207 million (approximately HK$1,614 million).

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilisation of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or via major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments through major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The Group considers its maximum exposure to credit risk at the reporting dates is the carrying value of each class of financial assets as follows:

	2006	2007
	HK$ millions
Cash at banks and short-term bank deposits	1,995	36,607
Trade and other receivables (Note 20)	10,090	4,702
Derivative financial assets (Note 21(a))	23	25
Other receivable classified as other non-current assets	1,949	1,651

	14,057	42,985

(iv)	Liquidity risk

Prudent liquidity risk management, including maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions, is adopted. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines and sufficient cash for operating and investing activities.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The following table details the contractual maturities at the balance sheet date of the Group’s financial liabilities and net-settled derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at 31 December 2006	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
	HK$ millions
Borrowings (Note 28)	39,417	39,417	—	(39,425)	(16,050)	(16,504)	(6,555)	(316)
Currency swap (Note 21(b))	145	145	—	(95)	(101)	13	(7)	—
Other derivatives (Note 21(b))	32	32	—	(32)	(32)	—	—	—
Trade payables (Note 27(a))	2,531	2,531	—	(2,531)	(2,531)	—	—	—
Other payables	10,896	4,541	6,355	(4,541)	(4,348)	(131)	(60)	(2)
Licence fees liabilities (Note 29(a))	2,808	2,808	—	(4,755)	(284)	(607)	(1,402)	(2,462)

	55,829	49,474	6,355	(51,379)	(23,346)	(17,229)	(8,024)	(2,780)

As at 31 December 2007	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
	HK$ millions
Borrowings (Note 28)	11,020	11,020	—	(11,020)	(5,083)	(2,858)	(3,079)	—
Currency swap (Note 21(b))	22	22	—	(22)	(9)	(9)	(4)	—
Forward foreign exchange contracts	60	60	—	(62)	(62)	—	—	—
Trade payables (Note 27(a))	1,752	1,752	—	(1,752)	(1,752)	—	—	—
Other payables	5,759	2,188	3,571	(2,188)	(1,864)	(324)	—	—
Licence fees liabilities (Note 29(a))	2,866	2,866	—	(4,499)	(607)	(409)	(1,572)	(1,911)

	21,479	17,908	3,571	(19,543)	(9,377)	(3,600)	(4,655)	(1,911)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The following table details the contractual maturities at the balance sheet date of the Group’s derivative financial liabilities that will be settled on a gross basis. The amount disclosed in the table are based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at 31 December 2006	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
	HK$ millions
Forward foreign exchange contracts	8	8	—
—Inflow				530	530	—	—	—
—Outflow				(576)	(576)	—	—	—

	8	8	—	(46)	(46)	—	—	—

As at 31 December 2007	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
	HK$ millions
Forward foreign exchange contracts	37	37	—
—Inflow				608	608	—	—	—
—Outflow				(631)	(631)	—	—	—

	37	37	—	(23)	(23)	—	—	—

(b)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk. The Group’s overall strategy remains unchanged from 2006.

The capital structure of the Group consists of debt, which includes borrowings (including current and non-current borrowings as shown in the consolidated balance sheet), cash and cash equivalents and equity attributable to shareholders, comprising issued share capital and reserves as disclosed in Notes 30 and 31 to the accounts. As at 31 December 2006, net debt (calculated as total borrowings less cash and cash equivalents) accounted for 62.5% of our total capital (calculated as equity plus net debt). The Group has, since the sale of its entire interests in CGP Investments (Holdings) Limited (“CGP”) in May 2007 (see Note 16), turned to having net cash on its balance sheet.

The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio at an appropriate level. The Group’s mission statement is to become a leading telecom operator in dynamic markets and so it will seek opportunities in emerging telecoms markets that are believed to increase long-term value for its shareholders. In view of its net cash position, the Group has set a dividend policy for 2008 at a minimum of 30% of the Group’s adjusted net profit attributable to equity holders of the Company.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swap is determined using the prevailing market rates at the balance sheet date.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

6.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 5, 23, 35(a) and 36 contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefit obligations, fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at 31 December 2007, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$14,521 million (2006—HK$26,786 million). Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. The directors consider no change in the estimated useful lives of these assets would be required during the year.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. As at 31 December 2007, the non-current assets which are subject to asset impairment review amounted to approximately HK$34,174 million.

During the year, the Group recognised an impairment charge of HK$3,854 million in connection with the Group’s investments in its mobile telecommunications business in Thailand. Note 11 contains information about the estimates, assumptions and judgments relating to the impairment tests.

(b)	Critical judgments in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carryforwards. The assumptions regarding future profitability of various subsidiaries and the anticipated timing of utilising the tax holiday period available to the India businesses require significant judgment, and significant changes in these assumptions from period to period may have a material impact on the Group’s reported financial condition and results of operations. As of 31 December 2007, the Group has recognised HK$376 million (2006—HK$997 million) in deferred tax assets.

7.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

	2006	2007
	HK$ millions
Continuing operations
Mobile telecommunications services	13,870	15,973
Mobile telecommunications products	1,396	1,965
Fixed-line telecommunications services	2,406	2,436
Other non-telecommunications businesses	251	27

	17,923	20,401
Discontinued operations
Mobile telecommunications services	15,455	6,989

	33,378	27,390

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

8.	Segment information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations (see Note 16 for information on discontinued operations). The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated accounts. As such, no reconciliation between the segment information and the aggregate information in the consolidated accounts is presented.

	As at and for the year ended 31 December 2006
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -India
	Mobile	Fixed-line	Subtotal
	HK$ millions
Turnover	4,199	2,406	6,605	9,796	1,017	—	505	17,923	15,455
Operating costs	(2,850)	(1,532)	(4,382)	(6,617)	(960)	(123)	(664)	(12,746)	(10,555)
Depreciation and amortisation	(1,102)	(615)	(1,717)	(1,471)	(558)	(1)	(57)	(3,804)	(1,272)

	247	259	506	1,708	(501)	(124)	(216)	1,373	3,628
Profit on disposal of investments and others, net	—	—	—	44	—	—	—	44	—

Operating profit/(loss)	247	259	506	1,752	(501)	(124)	(216)	1,417	3,628

Other non-cash items included in income statement:
Share-based payments	(20)	(19)	(39)	(39)	—	—	(38)	(116)	—

Total assets	7,986	10,794	18,780	12,795	5,072	3,688	1,211	41,546	38,172

Total liabilities	(7,291)	(6,161)	(13,452)	(6,885)	(10,562)	(1,931)	(366)	(33,196)	(24,105)

Capital expenditures incurred during the year	737	498	1,235	849	112	1,513	221	3,930	7,025

*	“Others” segment as at and for the year ended 31 December 2006 comprised Vietnam, Sri Lanka, Ghana, Corporate as well as the Group’s non-telecommunications business in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

	As at and for the year ended 31 December 2007
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -India
	Mobile	Fixed-line	Subtotal
	HK$ millions
Turnover	4,775	2,436	7,211	11,650	973	117	450	20,401	6,989
Operating costs	(3,203)	(1,532)	(4,735)	(7,885)	(987)	(592)	(949)	(15,148)	(4,676)
Depreciation and amortisation	(1,125)	(662)	(1,787)	(1,576)	(594)	(151)	(118)	(4,226)	(187)

	447	242	689	2,189	(608)	(626)	(617)	1,027	2,126
Impairment charge#	—	—	—	—	(3,854)	—	—	(3,854)	—
Profit on disposal of investments and others, net	—	—	—	8	—	—	—	8	—

Operating profit/(loss)	447	242	689	2,197	(4,462)	(626)	(617)	(2,819)	2,126

Other non-cash items included in income statement:
Share-based payments	(20)	(32)	(52)	(33)	—	—	(138)	(223)	(151)

Total assets	7,914	10,678	18,592	13,766	787	5,858	37,420	76,423	—

Total liabilities	(6,919)	(1,179)	(8,098)	(7,026)	(1,874)	(3,871)	(1,418)	(22,287)	—

Capital expenditures incurred during the year	1,042	498	1,540	986	41	1,873	996	5,436	3,378

*	“Others” segment as at and for the year ended 31 December 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.

#	The impairment charge is a non-cash expense.

9.	Staff costs

	2006	2007
	HK$ millions
Wages and salaries	1,703	1,960
Termination benefits	50	76
Pension costs
—defined benefit plans (Note 35(a))	12	21
—defined contribution plans	16	15
Share-based payments
—equity-settled	116	223

	1,897	2,295

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(a)	Directors’ emoluments

	Year ended 31 December 2006
Name of Director	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

	Year ended 31 December 2007
Name of Director	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS (Note (i))	0.04	—	—	—	—	0.04
Aldo MAREUSE	0.27	—	—	—	—	0.27
Michael John O’CONNOR (Note (ii))	0.23	—	—	—	—	0.23
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.32	25.37	0.94	54.68	91.88

Notes:

(i)	Mr Naguib Sawiris resigned as Director of the Company on 28 February 2007.

(ii)	Mr Michael John O’Connor was appointed as Director of the Company on 28 February 2007.

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2006 and 2007.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest are as follows:

	2006	2007
	Number of individual	Number of Individual
Directors of the Company	2	2
Non-directors of the Company
Executive of the Company	1	1
Directors of certain subsidiaries of the Company	2	2

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:

	2006	2007
	HK$ millions
Basic salaries, allowances and benefits-in-kind	9	9
Bonuses	14	21
Provident fund contributions	1	1
Share-based payments	11	33

	35	64

The emoluments of the above mentioned individuals, who are non-directors of the Company, with the highest emoluments fall within the following bands:

	2006	2007
	Number of individual	Number of Individual
HK$10,500,001 – HK$11,000,000	2	—
HK$12,500,001 – HK$13,000,000	1	—
HK$15,500,001 – HK$16,000,000	—	1
HK$21,500,001 – HK$22,000,000	—	1
HK$25,500,001 – HK$26,000,000	—	1

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended 31 December 2006 and 2007.

10.	Other operating expenses

	2006	2007
	HK$ millions
Cost of services provided	5,706	6,668
General administrative and distribution costs	1,435	1,711
Loss on disposal of fixed assets	27	26
Write-off of customer acquisition and retention costs	26	44
Operating leases in respect of
—buildings	793	851
—hire of plant and machinery	440	541
Auditors’ remuneration	65	67
Provision for impairment of trade receivables	113	255
Exchange losses /(gains)	16	(84)
Others	64	103

	8,685	10,182

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

11.	Impairment charge for Thailand segment

During the year, the Group recognised an impairment charge of HK$3,854 million, in connection with the Group’s investments in its mobile telecommunications business in Thailand. The charge is made based on the results of the impairment test for the Thailand segment as a CGU using the value-in-use model in accordance with IAS 36.

As the Group’s operation in Thailand continued to suffer losses in 2007, but due to further intensification in price competition, together with high levels of penetration, regulations on interconnection and an uncertain political environment, the business environment has severely deteriorated during 2007. The cash flow forecasts for the Thailand segment also indicated that the carrying values of certain non-current assets were not expected to be recoverable from the future operating cash flows of the current business. The Group therefore recognised an impairment charge in respect of network equipment, telecommunications licences and certain non-current assets for the Thailand segment for the year ended 31 December 2007.

The carrying amounts of the non-current assets impaired for Thailand segment are as follows:

2007
HK$ millions
Fixed assets (Note 22)	2,892
Telecommunications licences (Note 24)	947
Non-current assets (Note 25(b))	15

3,854

The recoverable amount of the non-current assets for Thailand segment is determined based on the value-in-use calculation. The calculation uses cash flow projection based on the financial budget approved by the management covering a five-year plan up to 2012. The cash flows beyond the five year period and up to the expiry of the licence in 2015 are extrapolated using the estimated growth rates stated below.

Growth rate	27%
Discount rate	10%

The growth rate is determined based on the past performance and its expectation for market development. The discount rate applied to the cash flows of the Thailand segment is based on the pre-tax discount rate that reflects the specific risk of this segment.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

12.	Profit on disposal of investments and others, net

	2006	2007
	HK$ millions
Net (loss) / profit on partial disposal of subsidiaries	(1)	8
Negative goodwill on acquisition of transmission business	45	—

	44	8

(a)	Year ended 31 December 2006

During the year ended 31 December 2006, the Group’s shareholding in Partner Communications Company Ltd. (“Partner Communications”) was diluted by approximately 0.7% to 51.1% following the exercise of share options held by Partner Communications’ option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million.

In July 2006, Partner Communications completed the acquisition of the transmission business of Med-1 I.C.1 (1999) Ltd. and recorded negative goodwill of HK$45 million.

In July 2006, Hutchison Global Communications Holdings Limited disposed of its 100% interest in Vanda IT Solutions & Systems Management Limited for a consideration of HK$105 million to a wholly-owned subsidiary of Hutchison Whampoa Limited (“HWL”). There was no gain or loss arising from the disposal.

As a result of foregoing, the Group recorded a profit on disposal of investments and others, net, of approximately HK$44 million for the year ended 31 December 2006.

(b)	Year ended 31 December 2007

During the year ended 31 December 2007, the Group’s shareholding in Partner Communications was diluted by approximately 0.9% to 50.2% following the exercise of share options held by Partner Communications’ option holders. The Group recorded a gain on partial disposal of a subsidiary of approximately HK$8 million.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

13.	Interest and other finance costs, net

	2006	2007
	HK$ millions
Interest income	66	1,619

Interest and other finance costs
Bank loans	1,045	681
Other loans repayable within 5 years	31	61
Other loans not wholly repayable within 5 years	18	1
Obligations under finance leases	1	1
Notes and debentures repayable within 5 years	—	273
Notes and debentures not wholly repayable within 5 years	139	—
Notional non-cash interest accretion (Note)	277	343
Guarantee and other finance fees	163	58
Net exchange gain on borrowings	(203)	(555)

	1,471	863
Less: Interest capitalised	(129)	(113)

	1,342	750
Fair value loss / (gain) on derivative instruments:
Currency swap and forward contracts	265	620
Other derivatives	45	(35)

	1,652	1,335

Interest and other finance costs, net	1,586	(284)

Capitalisation rate applied to funds borrowed for the funding of assets	4.84% – 7.49%	4.71% –7.36%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognised in the balance sheet such as licence fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

14.	Share of results of associates

	2006	2007
	HK$ millions
Share of profits less losses of associates	(1)	—

	(1)	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

15.	Taxation

	Year ended 31 December 2006			Year ended 31 December 2007
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions	HK$ millions
Hong Kong	(2)	—	(2)	(4)	23	19
Outside Hong Kong	611	44	655	694	(522)	172

	609	44	653	690	(499)	191

Hong Kong profits tax has been provided for at the rate of 17.5% (2006—17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

	2006	2007
	HK$ millions
Tax calculated at the domestic rates applicable to profits in the country concerned	91	(1,075)
Income not subject to taxation	(42)	(23)
Expenses not deductible for taxation purposes	40	277
Temporary differences not recognised	—	356
Over provision in prior year	(16)	(68)
Tax losses not recognised	580	724

Total taxation charge	653	191

The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in the respective countries.

16.	Profit from discontinued operations

On 11 February 2007, the Company entered into an agreement to sell its entire interests in CGP, a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as “Vodafone Essar Limited” ) (“Hutchison Essar”) and its subsidiaries to Vodafone International Holdings B.V. (“Vodafone”), a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The presentation of comparative information for the year ended 31 December 2006 conforms with the requirements of IFRS 5.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

Subsequently, Essar Teleholdings Limited (“ETH”), a shareholder of Hutchison Essar, and certain affiliates (collectively “Essar”) asserted various rights in relation to the Transaction and threatened to commence proceedings in the Indian courts in order to enforce those alleged rights, including by preventing completion of the Transaction. On 15 March 2007, the Company entered into a conditional settlement agreement (the “Settlement Agreement”) with Essar pursuant to which Essar agreed to, amongst others: (i) refrain from doing anything which would prevent, delay or inhibit completion of the Transaction; (ii) use all reasonable endeavours to ensure completion of the Transaction is achieved as soon as practically possible; (iii) waive rights it has or claims to have in respect of certain matters including those related to the Transaction; and (iv) terminate certain agreements, alleged agreements and understandings relating to the relationship connected to Hutchison Essar. In consideration, upon completion of the Transaction, the Company agreed to make scheduled payments aggregating US$415 million (approximately HK$3.2 billion) before interest (the “Settlement Amount”), of which US$373.5 million (approximately HK$2.9 billion) was paid during the year ended 31 December 2007.

On 8 May 2007, the Company completed the Transaction. In consideration of Vodafone’s agreement to waive certain potential claims against the Company under the Settlement Agreement, the Company agreed to a retention from the consideration of an amount of US$352 million (approximately HK$2.8 billion) (the “Retention Amount”). By a deed entered into on 8 May 2007 by Vodafone and the Company (the “Supplemental Deed”), the parties agreed the basis and the terms on which Vodafone is entitled to apply an equivalent sum of the Retention Amount to meet certain specified liabilities which Vodafone may incur in connection with the interests effectively acquired through the Transaction during a period of up to ten years following the date of completion of the Transaction (the “Retention Period”). If and to the extent such specified liabilities are not incurred and the Retention Amount is not applied by the end of the Retention Period, Vodafone shall return such unutilised part of the Retention Amount to the Company together with interest thereon. Having regard to the terms surrounding the retention and release of any Retention Amount, the Company has made a full provision against recovery of any part of the Retention Amount.

An analysis of the result of the discontinued operations, and the profit on disposal of discontinued operations, is as follows:

	Year ended 31 December 2006	Period ended 8 May 2007
	HK$ millions	HK$ millions
Turnover	15,455	6,989
Cost of inventories sold	(141)	(60)
Staff costs	(769)	(455)
Depreciation and amortisation	(1,272)	(187)
Other operating expenses	(9,645)	(4,161)

Operating profit	3,628	2,126
Interest income	55	19
Interest and other finance costs, net	(1,111)	(625)

Profit before taxation	2,572	1,520
Taxation	(173)	(361)

Profit of discontinued operations	2,399	1,159
Profit on disposal of discontinued operations	—	69,343

Profit from discontinued operations	2,399	70,502

Attributable to:
Equity holders of the Company	1,392	70,031
Minority interest	1,007	471

	2,399	70,502

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

17.	Dividend

During the year ended 31 December 2007, the Company declared and paid a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP (see Note 16).

The Company did not declare any dividend for the year ended 31 December 2006.

18.	Earnings / (Loss) per share

Basic and diluted earnings / (loss) per share is calculated by dividing the profit / (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2007
Weighted average number of shares in issue	4,754,324,568	4,775,095,834

Loss from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)

Basic and diluted loss per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.25)	(0.66)

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031

Basic and diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	14.67

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884

Basic and diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01

Note:	The conversion of all potential ordinary share arising from share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations for the years ended 31 December 2006 and 2007. Accordingly, the weighted average number of shares was not adjusted to compute the diluted earnings per share.

19.	Cash and cash equivalents

	2006	2007
	HK$ millions
Cash at bank and in hand	1,104	1,211
Short-term bank deposits	944	35,400

	2,048	36,611

The carrying value of cash and cash equivalents approximates to their fair value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

20.	Trade and other receivables

	Note	2006	2007
		HK$ millions
Trade receivables		4,472	3,716
Less: Provision for impairment of trade receivables		(909)	(575)

Trade receivables, net of provision	(a)	3,563	3,141
Other receivables and prepayments	(b)	6,477	1,010
Held-to-maturity debt securities	(c)	—	551
Receivables from related companies (Note 38(c))		50	—

		10,090	4,702

(a)	Trade receivables, net of provision

	2006	2007
	HK$ millions
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	2,212	1,506
31 – 60 days	648	655
61 – 90 days	173	151
Over 90 days	530	829

	3,563	3,141

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As of 31 December 2007, trade receivables of HK$652 million (2006—HK$1,186 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2006	2007
	HK$ millions
The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 – 30 days	462	279
Past due 31 – 60 days	314	205
Past due 61 – 90 days	120	73
Past due over 90 days	290	95

	1,186	652

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

As of 31 December 2007, trade receivables of HK$575 million (2006—HK$909 million) were impaired and provision for impairment has been fully provided for in the accounts. The ageing of these receivables is as follows:

	2006	2007
	HK$ millions
The ageing analysis of trade receivables which are impaired is as follows:
Not due	19	38
Past due 0 – 30 days	12	14
Past due 31 – 60 days	33	56
Past due 61 – 90 days	18	25
Past due over 90 days	827	442

	909	575

Movement of provision for impairment of trade receivables is as follows:

	2006	2007
	HK$ millions
Beginning of year	822	909
Relating to subsidiaries acquired	54	—
Relating to subsidiaries disposed of	(33)	(284)
Increase in provision recognised in profit or loss—continuing operations	113	255
Increase in provision recognised in profit or loss—discontinued operations	194	62
Amounts recovered in respect of brought forward balance—continuing operations	—	(79)
Amounts recovered in respect of brought forward balance—discontinued operations	(268)	—
Write-off during the year	(26)	(338)
Exchange translation differences	53	50

End of year	909	575

The creation and release of provision for impaired receivables have been included in ”Other operating expenses“ in the income statement (Note 10). Amount charged to the provision account is generally written off when there is no expectation of recovering additional cash.

(b)	Other receivables and prepayments

	2006	2007
	HK$ millions
Consideration paid in advance for the acquisition of BPL Mobile Communications Limited (“BPMCL”) (Note i):	2,820	—
Others (Note ii)	3,657	1,010

	6,477	1,010

Notes:

(i)	The consideration paid in advance by Hutchison Essar for the acquisition of BPMCL was effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

(ii)	Others comprised, inter alia utilities and sundry deposits, prepaid expenses, prepayment to suppliers.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The carrying value of other receivables approximates to their fair value. The other receivables and prepayments do not contain impaired assets. The maximum exposure to credit risk is the fair value of each class of financial assets mentioned above. The Group does not hold any collateral as security.

(c)	Held-to-maturity debt securities

The held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of the current portion of amounts due under the defeased finance lease arrangement. The fair value of the held-to-maturity debt securities approximates to their carrying value. The security is planned to be retired in 2008 and is thus classified as current assets as at 31 December 2007 while it was classified as other non-current assets as at 31 December 2006 (Note 25(c)).

21.	Derivative financial assets and liabilities

(a)	Derivative financial assets

	2006	2007
	HK$ millions
Currency swap	13	—
Forward foreign exchange contracts	10	7
Other derivatives	—	18

	23	25

(b)	Derivative financial liabilities

	2006	2007
	HK$ millions
Currency swap	145	22
Forward foreign exchange contracts	8	97
Other derivatives	32	—

	185	119

As at 31 December 2007, the Group had currency swap and forward foreign exchange contracts arrangements with banks to swap US dollar borrowings of US$12 million or HK$97 million (2006—US$17 million or HK$131 million) and US Dollars loans to subsidiaries of US$1,095 million or HK$8,539 million (2006—Nil) into Thai Baht borrowings to match currency exposure of the underlying business. In addition, the Group has entered into derivative transactions, which were classified as other derivatives, in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by a subsidiary in Israel.

As at 31 December 2006, the Group had currency swap and forward foreign exchange contracts arrangements with banks to swap Japanese Yen borrowings of JPY101,676 million or HK$6,578 million. These arrangements were closed during 2007.

The derivative financial assets and liabilities mentioned above are classified as financial assets and liabilities at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

22.	Fixed assets

The movement of fixed assets for the year ended 31 December 2006 is as follows:

	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
	HK$ millions
Cost
As at 1 January 2006	210	34,360	1,300	6,315	42,185
Additions—continuing operations	—	1,349	437	317	2,103
Additions—discontinued operations	—	—	7,009	7	7,016
Disposals	—	(166)	(1)	(171)	(338)
Relating to subsidiaries acquired (Note 32(a))	44	526	303	33	906
Relating to transmission business acquired (Note 32(b))	—	137	—	—	137
Relating to subsidiaries disposed of (Note 32(c))	(44)	—	—	(61)	(105)
Transfer to other assets	—	(20)	2	(8)	(26)
Transfer between categories	17	6,173	(6,500)	310	—
Exchange translation differences	3	1,180	200	308	1,691

As at 31 December 2006	230	43,539	2,750	7,050	53,569

Accumulated depreciation and impairment losses
As at 1 January 2006	49	13,663	—	3,882	17,594
Charge for the year—continuing operations	3	1,905	—	669	2,577
Charge for the year—discontinued operations	6	794	—	262	1,062
Disposals	—	(135)	—	(138)	(273)
Relating to subsidiaries disposed of (Note 32(c))	(6)	—	—	(52)	(58)
Transfer to other assets	—	(3)	—	(5)	(8)
Exchange translation differences	1	529	—	183	713

As at 31 December 2006	53	16,753	—	4,801	21,607

Net book value
As at 31 December 2006	177	26,786	2,750	2,249	31,962

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The movement of fixed assets for the year ended 31 December 2007 is as follows:

	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
	HK$ millions
Cost
As at 1 January 2007	230	43,539	2,750	7,050	53,569
Additions—continuing operations	—	3,444	831	479	4,754
Additions—discontinued operations	—	—	3,330	—	3,330
Disposals	(11)	(103)	(1)	(43)	(158)
Relating to subsidiaries disposed of (Note 32(c))	(157)	(20,130)	(2,390)	(1,655)	(24,332)
Transfer between categories	10	3,569	(4,168)	589	—
Exchange translation differences	13	2,292	338	348	2,991

As at 31 December 2007	85	32,611	690	6,768	40,154

Accumulated depreciation and impairment losses
As at 1 January 2007	53	16,753	—	4,801	21,607
Charge for the year—continuing operations	3	2,011	—	784	2,798
Charge for the year—discontinued operations	1	131	—	29	161
Impairment loss for the year (Note 11)	—	2,681	—	211	2,892
Disposals	(4)	(58)	—	(38)	(100)
Relating to subsidiaries disposed of (Note 32(c))	(31)	(4,177)	—	(925)	(5,133)
Transfer between categories	—	2	—	(2)	—
Exchange translation differences	4	747	—	228	979

As at 31 December 2007	26	18,090	—	5,088	23,204

Net book value
As at 31 December 2007	59	14,521	690	1,680	16,950

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

	2006	2007
	HK$ millions
Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	52	50

Outside Hong Kong
Freehold	77	8
Long leasehold	18	—
Medium leasehold	—	—
Short leasehold (less than 10 years)	29	—

	177	59

The fixed assets of the Group held under finance lease arrangements are as follows:

	2006	2007
	HK$ millions
(a) Telecommunications and network equipment held under defeased finance leases
Cost	3,252	3,222
Accumulated depreciation and impairment losses	(2,772)	(2,891)

Net book value	480	331

Depreciation during the year	132	126

Impairment loss during the year	—	—

(b) Other assets held under finance leases
Cost	58	45
Accumulated depreciation and impairment losses	(9)	(16)

Net book value	49	29

Depreciation during the year	5	9

Impairment loss during the year	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

23.	Goodwill

	Note	2006	2007
		HK$ millions
Gross carrying amount and net book value at beginning of year		9,688	19,571
Relating to additional equity interests in subsidiaries acquired	(a)	4,736	—
Relating to subsidiaries acquired (Note 32(a))		4,681	—
Relating to subsidiaries partially disposed of		(12)	(17)
Relating to subsidiaries disposed of (Note 32(c))		—	(14,835)
Exchange translation differences		478	1,351

Gross carrying amount and net book value at end of year		19,571	6,070

Accumulated impairment losses at beginning and end of year		—	—

(a)	Goodwill relating to acquisition of additional equity interests in subsidiaries recorded for the year ended 31 December 2006 comprised the following:

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	2006	2007
	HK$ millions
Hong Kong and Macau
Mobile telecommunications	1,465	1,465
Fixed-line telecommunications	2,385	2,385

	3,850	3,850
India	13,507	—
Israel	945	988
Indonesia	1,015	980
Multiple units without significant goodwill	254	252

	19,571	6,070

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2012.

Key assumptions used for value-in-use calculations are:

(i)	Budgeted earnings before interest, taxation, depreciation and amortisation (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

(ii)	A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, the management uses long term average growth rate to determine the terminal value of the Group’s respective CGUs.

(iii)	The discount rate applied to cash flows of the Group’s respective CGUs is based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The pre-tax discount rate applied in the value-in-use calculation is as follows:

Hong Kong and Macau
Mobile telecommunications	9.5%
Fixed-line telecommunications	9.5%
Israel	10%
Indonesia	12.8%

The discount rate is adjusted to reflect the risk profile equivalent to those that the Group expects to derive from the assets.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

24.	Other intangible assets

	Telecom- munications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
	HK$ millions
As at 1 January 2006
Cost	7,961	851	682	3,157	12,651
Accumulated amortisation	(2,625)	(550)	(30)	(264)	(3,469)

Net book value	5,336	301	652	2,893	9,182

Year ended 31 December 2006
Opening net book value	5,336	301	652	2,893	9,182
Additions—continuing operations	1,342	485	—	—	1,827
Additions—discontinued operations	9	—	—	—	9
Write-off during the year	(14)	(26)	—	—	(40)
Relating to subsidiaries acquired (Note 32(a))	264	—	3	105	372
Relating to transmission business acquired (Note 32(b))	—	—	—	48	48
Amortisation for the year—continuing operations	(313)	(394)	(41)	(367)	(1,115)
Amortisation for the year—discontinued operations	(145)	—	(3)	(61)	(209)
Exchange translation differences	353	—	63	270	686

Closing net book value	6,832	366	674	2,888	10,760

As at 31 December 2006
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

	Telecom- munications licences	Customer acquisition and retention costs	Brand name	Customer base	Total
	HK$ millions
As at 1 January 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortisation	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

Year ended 31 December 2007
Opening net book value	6,832	366	674	2,888	10,760
Additions—continuing operations	80	602	—	—	682
Additions—discontinued operations	48	—	—	—	48
Write-off during the year	—	(44)	—	—	(44)
Relating to subsidiaries disposed of (Note 32(c))	(1,829)	—	—	(40)	(1,869)
Amortisation for the year—continuing operations	(416)	(424)	(45)	(404)	(1,289)
Amortisation for the year—discontinued operations	(17)	—	—	(7)	(24)
Impairment for the year (Note 11)	(947)	—	—	—	(947)
Exchange translation differences	289	—	40	172	501

Closing net book value	4,040	500	669	2,609	7,818

As at 31 December 2007
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortisation	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

25.	Other non-current assets

	Note		2006	2007
			HK$ millions
Prepaid capacity and maintenance	(a	)	1,425	1,225
Other receivables and prepayments	(b	)	929	1,657
Advance payments for network rollout	(b	)	356	—
Held-to-maturity debt securities	(c	)	551	—
Long-term deposits	(d	)	451	452
Pension assets (Note 35(a))			—	20
Loan to a related company (Note 38(c)(iii))			117	—

			3,829	3,354

The maximum exposure to credit risk at the reporting date is the carrying value of each class of the non-current assets mentioned above. These non-current assets contain no impaired assets.

(a)	The movement of prepaid capacity and maintenance is as follows:

	2006	2007
	HK$ millions
Net book value at 1 January	1,344	1,425
Additions	181	83
Amortisation for the year—continuing operations	(99)	(126)
Amortisation for the year—discontinued operations	(1)	(2)
Relating to subsidiary disposal	—	(167)
Exchange translation differences	—	12

Net book value at 31 December	1,425	1,225

(b)	Other receivables and prepayments and advance payments for network rollout are carried at amortised cost. The carrying value of other receivables approximates to their fair value at the balance sheet date, which are based on cash flows discounted using a rate based on the borrowing rate of 4.24% to 7.50% per annum (2006—1.19% to 7.38% per annum).

In 2007, an impairment charge of HK$15 million is made against unrecoverable amounts recorded in the Thailand segment, please refer to Note 11 for details.

(c)	As at 31 December 2006, the held-to-maturity debt securities, representing investment in corporate and other bonds, are carried at amortised cost. The corporate and other bonds, and interest thereon, are restricted to be used for repayment of amounts due under the defeased finance lease arrangement. The fair value, determined based on the quoted market price, amounted to approximately HK$693 million. The coupon rates of the corporate and other bonds was zero to 7% per annum. As at 31 December 2007, this investment in corporate and other bonds has been reclassified to current assets and included in trade and other receivables (Note 20(c)) to match with the maturity profile of the defeased finance lease arrangement which will be fully settled in 2008.

(d)	Long-term deposits are carried at amortised costs, which approximate to their fair value as the deposits carry floating interest rates. As at 31 December 2007, the long-term deposits are pledged to a bank as collateral to certain performance bonds required by the Office of Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. The effective interest rate on long-term deposits as at 31 December 2007 was 4.3% (2006—4.1%) per annum.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

As at 31 December 2006, the long-term deposits comprised deposits pledged to a bank as collateral to secure a subsidiary’s obligations under the defeasance of finance lease and certain performance bonds required by the OFTA in Hong Kong under the terms of the mobile telecommunications licence granted to a subsidiary. The long-term deposit relating to the defeased finance lease in 2006 has been reclassified to current assets at 31 December 2007 because the corresponding finance lease will be fully settled in 2008.

26.	Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	2006	2007
	HK$ millions
Deferred tax assets	997	376
Deferred tax liabilities	(1,075)	(584)

Net deferred tax liabilities	(78)	(208)

The gross movement of the deferred tax liabilities/(assets) is as follows:

	Accelerated depreciation allowance	Tax losses	Fair value adjustments arising from business combination	Other temporary differences	Total
	HK$ millions
As at 1 January 2006	(635)	1,454	(937)	73	(45)
Net (charge) / credit for the year—continuing operations (Note 15)	(1,219)	1,038	134	3	(44)
Net (charge) / credit for the year—discontinued operations	(200)	281	—	33	114
Relating to transmission business acquired (Note 32(b))	—	—	(16)	—	(16)
Relating to subsidiaries disposed of (Note 32(c))	3	(3)	—	—	—
Exchange translation differences	7	5	(94)	(5)	(87)

As at 31 December 2006	(2,044)	2,775	(913)	104	(78)

As at 1 January 2007	(2,044)	2,775	(913)	104	(78)
Net credit / (charge) for the year—continuing operations (Note 15)	387	(13)	130	(5)	499
Net (charge) / credit for the year—discontinued operations	(341)	107	—	60	(174)
Relating to subsidiaries disposed of (Note 32(c))	791	(1,075)	—	(153)	(437)
Exchange translation differences	21	17	(54)	(2)	(18)

As at 31 December 2007	(1,186)	1,811	(837)	4	(208)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The potential deferred tax assets which have not been recognised in the accounts are as follows:

	2006	2007
	HK$ millions
Arising from unused tax losses	2,986	3,274
Arising from depreciation allowances	231	440
Arising from other temporary differences	486	322

The utilisation of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognised tax losses of HK$12,444 million (2006—HK$11,068 million) carried forward, an amount of HK$3,843 million (2006—HK$4,798 million) can be carried forward indefinitely. The remaining HK$8,601 million (2006—HK$6,270 million) will expire in the following years:

	2006	2007
	HK$ millions
In the first year	385	1,448
In the second year	1,334	1,509
In the third year	1,343	1,419
In the fourth year	1,303	2,000
In the fifth to tenth years inclusive	1,905	2,225

	6,270	8,601

27.	Trade and other payables

	Note		2006	2007
			HK$ millions
Trade payables	(a	)	2,531	1,752
Accrued expenses and other payables			7,952	4,236
Deferred revenue			580	349
Receipts in advance			1,944	927
Share-based payment liabilities			114	—
Payables to related companies (Note 38(c))			99	61
Current portion of licence fees liabilities (Note 29(a))			259	577

			13,479	7,902

(a) Trade payables
			2006	2007
			HK$ millions
The ageing analysis of trade payables is as follows:
Current			1,150	1,008
31 – 60 days			504	649
61 – 90 days			521	27
Over 90 days			356	68

			2,531	1,752

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

28.	Borrowings

	2006	2007
	HK$ millions
Current
Bank loans	13,171	4,515
Other loans	2,877	568

	16,048	5,083

Non-current
Bank loans	16,044	54
Other loans	3,619	1,814
Notes and debentures	3,706	4,069

	23,369	5,937

Total borrowings	39,417	11,020

The maturity of borrowings is as follows:

	2006	2007
	HK$ millions
Bank loans
Repayable within 5 years	29,215	4,569

Other loans
Repayable within 5 years	6,481	2,378
Not wholly repayable within 5 years	15	4

	6,496	2,382

Notes and debentures
Repayable within 5 years	—	4,069
Not wholly repayable within 5 years	3,706	—

	3,706	4,069

Total borrowings	39,417	11,020

The non-current borrowings are repayable as follows:

	2006	2007
	HK$ millions
Bank loans
After 1 year, but within 2 years	14,683	35
After 2 years, but within 5 years	1,361	19
Other loans
After 1 year, but within 2 years	1,819	1,814
After 2 years, but within 5 years	1,795	—
After 5 years	5	—
Notes and debentures
After 1 year, but within 2 years	—	1,009
After 2 years, but within 5 years	3,398	3,060
After 5 years	308	—

	23,369	5,937

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The Group’s borrowings as at 31 December 2006 and 2007 by segment, as well as information regarding maturities and interest expenses for the year ended 31 December 2006 and 2007 in respect of such debt are as follows:

	As at and for the year ended 31 December 2006
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
Hong Kong and Macau
Mobile telecommunications	—	5,090	5,090	200
Fixed-line telecommunications	2	5,190	5,192	8
India	7,304	8,409	15,713	1,050
Israel	75	4,205	4,280	187
Thailand	8,587	94	8,681	504
Others	80	381	461	335

	16,048	23,369	39,417	2,284

	As at and for the year ended 31 December 2007
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions
Hong Kong and Macau
Mobile telecommunications	4,600	—	4,600	216
Fixed-line telecommunications	4	—	4	123
India	—	—	—	672
Israel	47	4,072	4,119	283
Thailand	347	57	404	320
Others	85	1,808	1,893	75

	5,083	5,937	11,020	1,689

Included in the other loans are obligations under finance lease repayable as follows:

	2006	2007
	HK$ millions
Finance lease obligations—minimum lease payments:
Not later than 1 year	15	564
After 1 year, but within 2 years	564	7
After 2 years, but within 5 years	8	—
After 5 years	5	—

	592	571
Future finance charges on finance lease obligations	(8)	—

Present value of finance lease obligations	584	571

The present value of finance lease obligations is as follows:
Not later than 1 year	13	564
After 1 year, but within 2 years	562	7
After 2 years, but within 5 years	7	—
After 5 years	2	—

	584	571

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The Group’s outstanding borrowings are denominated in the following currencies:

	2006	2007
	HK$ millions
Hong Kong dollars	5,314	4,138
New Israeli Shekel	4,258	4,099
Indian Rupees	14,631	—
Thai Baht	1,972	309
Japanese Yen	6,578	—
US dollars	6,664	2,474

	39,417	11,020

The Group’s borrowings, including interest rates and maturities, are summarised as follows:

	Maturity date	2006	2007
		HK$ millions
Secured bank loans
Fixed, Nil% (2006—7.00% to 7.70%) per annum	2007	6,233	—
Variable, 5.09% (2006—4.78% to 9.50%) per annum	2008	12,130	4,049
Unsecured bank loans
Fixed, Nil% (2006—8.92% to 9.05%) per annum	2007	785	—
Variable, 4.24% to 5.85% (2006—1.19% to 8.00%) per annum	2008 – 2010	10,067	520
Other secured loans
Finance lease obligations	2008	584	551
Fixed, Nil% (2006—7.70% to 9.77%) per annum	2007	2,863	—
Variable, 6.45% (2006—6.72% to 10.39%) per annum	2009	3,033	1,807
Other unsecured loans
Finance lease obligations	2009	—	20
Fixed, 7.50% (2006—7.50%) per annum	2014	12	4
Variable, Nil% (2006—7.37%) per annum	2007	4	—
Notes and debentures
Variable, 4.25% (2006—4.25%) per annum	2012	3,706	4,069

Total borrowings		39,417	11,020
Less: Total borrowings repayable within twelve months		(16,048)	(5,083)

Total non-current borrowings		23,369	5,937

The fair values of the Group’s total borrowings at 31 December 2007 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 4.25% to 7.50% (2006—2.19% to 10.61%).

The fair values of the Group’s total borrowings as at 31 December 2007 were approximately HK$11,117 million (2006—HK$39,321 million).

As at 31 December 2007, total borrowings of HK$182 million (2006—HK$8,042 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group in 2007 in respect of these borrowings was HK$54 million (2006—HK$95 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

As at 31 December 2007, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at 31 December 2007, these fixed assets and current assets had a carrying value of HK$4,971 million (2006—HK$27,603 million) and HK$2,398 million (2006—HK$30,077 million) respectively. As at 31 December 2007, the Group had total current borrowings of HK$5,083 million (2006—HK$16,048 million) and total non-current borrowings of HK$5,937 million (2006—HK$23,369 million) respectively, HK$4,600 million (2006—HK$6,594 million) of the Group’s current borrowings and HK$1,807 million (2006—HK$18,249 million) of the Group’s non-current borrowings were secured.

During 2007, the Group provided inter-company loans to the Group’s Thailand operations in US Dollar totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency into Thai Baht, subsequently removed on 3 March 2008. This affected the Group’s ability to freely convert the US Dollar proceeds into Thai Baht. To receive exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into foreign exchange swap contracts with various banks in Thailand. As at 31 December 2007, the Group had US$1,095 million of outstanding under these forward foreign exchange swap contracts where the Group has commitments to sell Thai Baht and buy US Dollar at pre-agreed rates (see Note 21).

29.	Other non-current liabilities

	Note		2006	2007
			HK$ millions
Non-current licence fees liabilities	(a	)	2,549	2,289
Pension obligations (Note 35(a))			15	13
Employee retirement obligations			62	88
Deferred revenue			30	—
Accrued expenses and other payables			336	161

			2,992	2,551

(a)	Licence fees liabilities

	2006	2007
	HK$ millions
Licence fees liabilities—minimal annual fees payments:
Not later than 1 year	284	607
After 1 year, but within 5 years	2,009	1,981
After 5 years	2,462	1,911

	4,755	4,499
Future finance charges on licence fees liabilities	(1,947)	(1,633)

Present value of licence fees liabilities	2,808	2,866

The present value of licence fees liabilities is as follows:
Current portion of licence fees liabilities (Note 27)	259	577

Non-current licence fees liabilities:
After 1 year, but within 5 years	1,446	1,384
After 5 years	1,103	905

	2,549	2,289

Total licence fees liabilities	2,808	2,866

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

30.	Share capital

(a)	Authorised share capital of the Company

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2006—10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2006—1 million preference shares of US$0.01 each).

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid
		HK$ millions
Balance at 1 January 2006	4,752,546,209	1,188
Issued during the year (Note 36(a))	13,426,333	3

Balance at 31 December 2006	4,765,972,542	1,191

Balance at 1 January 2007	4,765,972,542	1,191
Issued during the year (Note 36(a))	16,190,333	4

Balance at 31 December 2007	4,782,162,875	1,195

31.	Reserves

	Share premium	Accumulated losses	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
	HK$ millions
As at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of the amendment to IAS 21	—	(9)	9	—	—	—

As at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	64	1	—	65
Profit attributable to equity holders of the Company for the year	—	201	—	—	—	201
Transfer between reserves	—	(4)	—	4	—	—
Employee share option scheme—value of services provided	—	—	—	96	—	96
Issuance of ordinary shares arising from exercise of employee share options	154	—	—	(41)	—	113
Actuarial gains of defined benefit plans	—	11	—	—	—	11

As at 31 December 2006	21,341	(6,915)	(368)	177	1,233	15,468

As at 1 January 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	749	3	—	752
Profit attributable to equity holders of the Company for the year	—	66,884	—	—	—	66,884
Relating to disposal of subsidiary (Note 32(c))	—	—	(1,115)	—	—	(1,115)
Dividend paid (Note 17)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme—value of services provided	—	—	—	207	—	207
Issuance of ordinary shares arising from exercise of employee share options	169	—	—	(78)	—	91
Actuarial gains of defined benefit plans	—	36	—	—	—	36

As at 31 December 2007	21,510	27,771	(734)	309	1,233	50,089

The accumulated losses of the Group include accumulated losses of HK$2 million by associates as at 31 December 2007 (2006—HK$2 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

32.	Notes to consolidated cash flow statement

(a)	Purchases of subsidiaries

	2006	2007
	HK$ millions
Net assets acquired (excluding cash and cash equivalents):
Fixed assets (Note 22)	906	—
Goodwill (Note 23)	4,681	—
Other intangible assets
—telecommunications licence (Note 24)	264	—
—brand name and customer base (Note 24)	108	—
Stocks	3	—
Trade and other receivables	262	—
Borrowings (Note (d))	(3,238)	—
Trade and other payables	(1,020)	—

	1,966	—

Discharged by:
Cash payment	—	—
Less: Cash and cash equivalents acquired	(41)	—

Total net cash consideration	(41)	—
Prepayment for acquisition of subsidiaries	2,007	—

	1,966	—

(b)	Purchase of transmission business

	2006	2007
	HK$ millions
Net assets acquired:
Fixed assets (Note 22)	137	—
Other intangible assets
—customer base (Note 24)	48	—
Deferred tax liabilities (Note 26)	(16)	—

	169	—

Discharged by:
Cash payment	124	—
Negative goodwill recognised directly in the consolidated income statement	45	—

	169	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(c)	Disposal of subsidiaries

	2006	2007
	HK$ millions
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 22)	47	19,199
Goodwill (Note 23)	—	14,835
Other intangible assets (Note 24)	—	1,869
Other non-current assets	—	471
Stocks	61	73
Deferred tax assets (Note 26)	3	1,228
Trade and other receivables	250	7,306
Borrowings (Note (d))	(63)	(18,547)
Trade and other payables	(273)	(18,214)
Cost, fees and expenses, accrued and paid	—	4,019
Taxation	—	(252)
Derivative financial liabilities	—	(92)
Other long-term liabilities	—	(353)
Current income tax liabilities	(20)	—
Deferred tax liabilities (Note 26)	(3)	(791)
Exchange reserve (Note 31)	—	(1,115)
Intercompany balance assigned to vendor	—	8,681
Minority interest (Note (d))	—	(4,475)

	2	13,842
Profit on disposal of subsidiaries	—	69,343

	2	83,185

Satisfied by:
Cash payment	105	84,663
Less: Cash and cash equivalents disposed of	(103)	(1,478)

	2	83,185

(d)	Analysis of changes in financing during the year

	Borrowings	Minority interest	Total
	HK$ millions
As at 1 January 2006	26,692	3,652	30,344
New loans	33,605	—	33,605
Repayment of loans	(25,532)	(188)	(25,720)
Net cash generated/(used in) from financing activities	8,073	(188)	7,885
Minority interest in profit	—	1,375	1,375
Exchange translation differences	1,396	256	1,652
Relating to subsidiaries acquired (Note (a))	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	67	67
Equity contribution from minority shareholders	—	1,368	1,368
Dividend paid to minority shareholders	—	(266)	(266)
Share of other reserves	—	17	17
Actuarial gains of defined benefit plans	—	1	1
Amortisation of loan facility fees	81	—	81

As at 31 December 2006	39,417	5,758	45,175

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

	Borrowings	Minority interest	Total
	HK$ millions
As at 1 January 2007	39,417	5,758	45,175
New loans	7,847	608	8,455
Repayment of loans	(20,184)	—	(20,184)
Net cash (used in)/generated from financing activities	(12,337)	608	(11,729)
Minority interest in profit	—	892	892
Exchange translation differences	2,466	528	2,994
Fair value gain on derivative instruments	(530)	—	(530)
Settlement of derivative instruments	473	—	473
Relating to a subsidiary disposed of (Note (c))	(18,547)	(4,475)	(23,022)
Relating to exercise of share options of a subsidiary	—	117	117
Dividend paid to minority shareholders	—	(594)	(594)
Share of other reserves	—	16	16
Actuarial gains of defined benefit plans	—	2	2
Amortisation of loan facility fees	78	—	78

As at 31 December 2007	11,020	2,852	13,872

(e)	Significant non-cash transactions

During the year ended 31 December 2006, the Group capitalised licence fees of HK$1,351 million as telecommunications licenses (included in other intangible assets) with the corresponding amount recorded as licence fees liabilities (represented mainly the discounted value of the fixed annual fees to be paid over the licence period).

33.	Contingent liabilities

As at 31 December 2007, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$60 million.

(b)	a total of 12 claims against the Group’s subsidiary in Israel and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

Amount of claim
(in approximate HK$ millions)
Alleged violation of antitrust law	238
Alleged consumer complaints	5,025
Alleged unauthorised erection of cellular antennas, causing environmental damages	1,980

At this stage, and until the claims are recognised as class actions, the Group and its legal counsel are unable to evaluate the probability of success of such claims, and therefore no provision has been made. In addition, the Group and its legal counsel are of the opinion that even if the requests to recognise these claims as class actions are granted, and even if the plaintiffs’ arguments are accepted, the outcome of the claims will likely be significantly lower than the abovementioned amounts.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

34.	Commitments

Outstanding Group commitments not provided for in the accounts are as follows:

(a)	Capital commitments

	Telecommunications mobile network		Telecommunications fixed network
	2006	2007	2006	2007
	HK$ millions
Contracted but not provided for	7,359	2,870	360	261
Authorised but not contracted for (Note)	10,500	4,512	268	375

	17,859	7,382	628	636

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to vigorous authorisation process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
	2006	2007	2006	2007
	HK$ millions
Not later than one year	747	690	177	290
Later than one year and not later than five years	1,532	1,225	194	157
Later than five years	1,569	805	87	1

	3,848	2,720	458	448

(c)	Acquisition of telecommunications licence for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G licence in the 1900-2200-MHz radio spectrum for Hong Kong (“Licence”) for a duration of 15 years. For the first five years of the term of the Licence, fixed annual licence fees were payable. Beginning from the sixth year of the Licence, variable licence fees payable amount to 5% of network turnover (as defined in the Licence) in respect of the relevant year; or the Appropriate Fee (as defined in the Licence) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as licence fees liabilities.

(d)	Royalties commitments

As at 31 December 2007, Partner Communications is committed to pay royalties to the Government of Israel at 2.5% on its "income from cellular services" as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner Communications from the provision of telecommunications services under the licence — including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications licence and deducting bad debts, payments to another communication licence in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since 1 January 2006 and will continue to be reduced until it reaches 1%.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

35.	Employee retirement benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at 31 December 2007, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The amount recognised in the consolidated balance sheet are as follows:

	2006	2007
	HK$ millions
Pension assets (Note 25)	—	(20)
Pension obligations (Note 29)	15	13

	15	(7)

The principal actuarial assumptions used for accounting purposes are as follows:

	2006	2007
Discount rate applied to defined benefit plan obligations	3.75% –11.00%	3.20% –10.00%
Expected return on plan assets	8.00%	8.00% –10.00%
Future salary increases	3.00% –10.00%	4.00% –10.00%
Interest credited on plan accounts	5.00% – 6.00%	5.00% –6.00%

	2006	2007
	HK$ millions
The amount recognised in the consolidated income statement:
Current service cost	26	29
Interest cost	8	8
Expected return on scheme assets	(15)	(16)
Gains on curtailments and settlements	(7)	—

Total, included in staff costs (Note 9)	12	21

	2006	2007
	HK$ millions
The amount recognised in the consolidated balance sheet:
Present value of funded plans’ obligations	193	213
Present value of unfunded plans’ obligations	9	13
Less: Fair value of plan assets	(187)	(233)

Liability / (Asset) recognised in consolidated balance sheet	15	(7)

The limit of net assets to be recognised:
Cumulative unrecognised net actuarial losses and past service cost	—	—
Present value of available future refunds or reduction in future contribution	11	25

Limit per IAS 19 paragraph 58/58A/58B	11	25
Net pension liabilities/(assets) recognised in consolidated balance sheet	15	(7)

Reduction of net asset due to the limit	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

	2006	2007
	HK$ millions
Changes in present value of the defined benefit obligations
Beginning of year	205	202
Current service cost net of employee contributions	26	29
Actual employee contributions	1	1
Interest cost	8	8
Actuarial losses on obligations	4	4
Gains on curtailments and settlements	(7)	—
Actual benefits paid	(34)	(19)
Net transfer (out)/in liabilities	(1)	1

End of year	202	226

Changes in the fair value of the plan assets
Beginning of year	193	187
Expected return on plan assets	15	16
Actuarial gains on plan assets	16	42
Assets distributed on settlements	—	—
Actual company contributions	5	6
Actual benefits paid	(41)	(19)
Net transfer (out)/in assets	(1)	1
Exchange differences	—	—

End of year	187	233

The analysis of the fair value of plan assets at end of year is as follows:
Equity instruments	133	154
Debt instruments	37	41
Other assets	17	38

	187	233

	2006	2007
	HK$ millions
The experience adjustments are as follows:
Fair value of plan assets	187	233
Present value of funded plans’ obligations	(193)	(213)
Present value of unfunded plans’ obligations	(9)	(13)

(Deficit)/surplus	(15)	7

Experience adjustments on plan assets	15	42

Percentage of plan assets (%)	8	18

Experience adjustments on plan obligations	(12)	(8)

Percentage of plan obligations (%)	6	4

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The actual return on plan assets during the year ended 31 December 2007 was HK$58 million (2006—HK$30 million).

The accumulated actuarial losses recognised in the statement of recognised income and expense as at 31 December 2007 was HK$14 million (2006—HK$24 million).

Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realisation of the surplus/deficit is contingent upon the realisation of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at 30 June 2006 reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The funding of the plan will be reassessed based upon the results of next formal actuarial valuation to be completed by 30 June 2009 in accordance with the requirements of ORSO. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at 31 December 2007, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contribution totaling HK$1 million (2006—HK$1 million) were used to reduce the current year’s level of contribution.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

36.	Equity compensation benefits

(a)	Share options of the Company

On 17 September 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at an extraordinary general meeting of shareholders of HWL on 19 May 2005, subsequently amended by written resolutions of the Directors of the Company passed on 12 July 2005 and 9 February 2006 respectively, and further amended by an ordinary resolution passed at the extraordinary general meeting of the Company held on 8 May 2007.

Share options are granted to directors and employees. The exercise price of the options granted is equal to the average market price of the five trading days immediately preceding the date of the grant. The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

As at 31 December 2007, details of share options granted under the Share Option Scheme are as follows:

Option series	Number of share options granted	Grant date	Expiry date(2)	Exercise price per share option
	(in thousands)
2005 grant	76,300	8 August 2005	7 August 2015	HK$ 1.95(1)
2007 grant	13,850	23 November 2007	22 November 2017	HK$11.51

1.	The exercise price for the 2005 grant was adjusted from HK$8.70 to HK$1.95 per share on 29 June 2007 as a result of the payment of Transaction Special Dividend (see Note 17) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company on 8 May 2007.

2.	In accordance with the terms of the Share Option Scheme, one third of the share options are vested and exercisable on the expiry of each of the first, second and third year after the date on which the option was accepted.

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2006			2007
	Weighted average exercise price per share		Number of share options involved	Weighted average exercise price per share		Number of share options involved
			(thousands)			(thousands)
As at 1 January	HK$	8.70	76,300	HK$	8.70	50,457
Granted		—	—	HK$	11.51	13,850
Forfeited	HK$	8.70	(12,417)	HK$	1.95	(333)
Exercised (Note 30)	HK$	8.70	(13,426)	HK$	5.88	(16,191)

As at 31 December	HK$	8.70	50,457	HK$	4.72	47,783

As at 31 December 2007, out of the 47,783 thousand outstanding share options (2006—50,457 thousand), 13,750 thousand (2006—9,424 thousand) share options were exercisable. Options exercised in 2007 resulted in 9,424 thousand (2006—13,426 thousand) shares being issued at HK$8.70 (2006—HK$8.70) each and 6,767 thousand shares being issued at HK$1.95 each. The related weighted average share price at the time of exercise was HK$13.51 per share (2006—HK$16.51). Out of the 47,783 thousand outstanding share options, 33,933 thousand and 13,850 thousand options are expiring on 7 August 2015 and 22 November 2017 respectively.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The Company uses Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

Input into the model	2005 grant		2007 grant
	Original	Modified(1)
Risk-free interest rate (%)(2)	3.68	4.62	3.145
Expected life (years)	5.5 to 6.5	4.0 to 4.5	5.5 to 6.5
Expected volatility (%)(3)	27.76	26.92	28.00

1.	Subsequent to the adjustment in exercise price of 2005 grant on 29 June 2007, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$3.05 to HK$7.64.

2.	The risk-free rate was determined based on the yield of 7 year exchange fund notes at the period of grant/modification.

3.	Expected volatility:
i.	The expected volatility for the 2005 grant was determined based on statistical analysis of daily share prices of comparable telecommunication companies over the last three years.

ii.	The expected volatility for the 2005 grant modification was determined based on statistical analysis of daily share prices of the Company over the last one year up to 4 June 2007(date of dividend payment).

iii.	The expected volatility for the 2007 grant was determined by taking the average of statistical analysis of daily share prices of the Company over the last one year up to 23 November 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to 23 November 2007.

(b)	Employee stock option plans of Partner Communications Company Ltd.

Partner Communications became the Group’s subsidiary since April 2005.

In July 2004, the board of directors of Partner Communications approved an employee stock option plan (as amended on 1 March 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”) were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined by taking the consideration of the average market price of Partner Communications Shares for the 30 trading days preceding the day on the options are granted, less 15%. The options vest in four equal annual batches, provided the employee is still in his employment. The options are exercisable after the day of vesting but no later than the expiration of the exercise period, which will be fixed by the Partner Communications Compensation Committee and will not exceed ten years from the date of grant.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

The board of directors of Partner Communications adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner Communications granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively.

The weighted average fair value of options granted during the year was determined using the Black-Scholes valuation model that uses the assumptions noted in the following table:

	2006	2007
Risk-free interest rate	5.5%	4.1%
Weighted average expected life	5 years	4 years
Expected volatility	39%	26%

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2006		2007
	Weighted average exercise price per share (NIS)	Number of share options involved	Weighted average exercise price per share (NIS)	Number of share options involved
		(thousands)		(thousands)
As at 1 January	25.85	7,067	27.78	5,073
Granted	33.18	596	53.33	841
Forfeited/Expired	27.14	(602)	27.33	(246)
Exercised	22.72	(1,988)	27.00	(2,804)

As at 31 December	27.78	5,073	36.06	2,864

Exercisable at 31 December	26.57	2,377	28.24	625

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

37.	Ultimate Holding Company

As at 31 December 2006, the Company was owned as to 49.7% by HWL and 19.3% by Orascom Telecom Holding S.A.E.(“Orascom”). The remaining shares were widely held. As there was no shareholder, directly or indirectly, which had more than 50% of the voting control or otherwise had governing power over the Company, the Directors considered that the Company had no ultimate holding company.

In June 2007, HWL acquired an aggregate of 12 million of the Company’s shares in the open market through SEHK for an aggregate consideration of approximately HK$124 million. As at 31 December 2007, HWL’s ownership of the Company shares in issue increased to 50.11% and the Directors regarded HWL as being the Company’s ultimate holding company.

In January 2008, Orascom sold the entire interest that it held in the Company, of which 441 million shares were acquired by HWL. As a result, the Company was owned as to 59.33% by HWL.

38.	Related party transactions

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

Related Party Group:

•	Hutchison Group—HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarised below:

(a)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 9(a).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

(b)	Transactions with Hutchison Group:

	2006	2007
	HK$ millions
Provision for fixed telecommunications and other services	(68)	(62)
Provision for mobile telecommunications services income	(22)	(27)
Rental expenses on lease arrangements	57	53
Bill collection services fee expenses	11	13
Roaming arrangement fee income	(3)	(13)
Sharing of services arrangements	29	30
Dealership services fee expenses	21	22
Global procurement services arrangements expense	26	10
Provision of data center services	(19)	(18)
Purchase of handset and accessories	1,239	1,101
Purchase of office supplies	7	12
Advertising and promotion expenses	17	25
Guarantee and other finance fees	95	54
Interest income on non-current amount due from a related company	(6)	(3)
Purchase of cash voucher for capital expenditure settlement	—	21

(c)	Balances with Hutchison Group:

	Note		2006	2007
			HK$ millions
Receivables from related companies	(i	)	50	—
Payables to related companies	(ii	)	(99)	(61)
Non-current amount due from a related company	(iii	)	117	—

(i)	The receivables from related companies are unsecured, interest free and repayable on demand.

(ii)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.

(iii)	As at 31 December 2006, the non-current amount due from a related company of HK$117 million arose from a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which was unsecured and interest bearing at LIBOR plus 1% per annum. HCCHL held a call option while the Group held a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date of transfer of the 3GS business. The loan was repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income would be accounted for as the consideration for the acquisition of HTSI upon expiry of the options. HTSI and 3GS were subsidiaries of CGP and therefore were effectively acquired by Vodafone when Vodafone acquired CGP from the Company in May 2007.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE ACCOUNTS (Continued)

39.	Subsequent events

The following events occurred subsequent to 31 December 2007 up to the date of approval of these accounts by the Board:

a.	Disposal of Kasapa Telecom Limited, the Company’s Ghana Mobile telecommunications operation

On 17 January 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell all of the direct and indirect equity and loan interests and intellectual property held through subsidiaries, in Kasapa Telecom Limited, the Ghana operations, to EGH International Limited, for a cash consideration of HK$583.5 million.

b.	On 30 January 2008, the parties to the BCC apply to The People’s Committee of Hanoi City for the BCC project to convert from CDMA to GSM technology. The application was approved on 8 March 2008 and an Investment Certificate was granted by The People’s Committee of Hanoi City for a period of 15 years from 8 March 2008.

c.	On 6 February 2008, Partner Communications announced a share buy-back plan throughout 2008, in an amount of up to NIS 600 million, subject to appropriate market conditions.

d.	On 18 March 2008, the Group’s 60%-owned subsidiary, PT. Hutchison CP Telecommunications (“HCPT”), entered into a conditional Tower Transfer agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration, assuming completion of all towers, of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. Concurrent with completion of the first tranche assets, HCPT and Protelindo will enter into a master lease agreement pursuant to which HCPT will have (i) right to access, occupy and use the capacity reserved for HCPT on such of the base station towers and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price. On the bases that the sale is treated as a sale of all the 3,692 base station tower sites and the lease is treated as an operating lease, the Group expects to realise a disposal gain, subject to audit, of approximately US$236 million (approximately HK$1,832 million) from the sale.

40.	US dollar equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 31 December 2007, which was HK$7.7984 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.