Form 20-F
period 2008-12-31
Hutchison Telecommunications International LTD
filed 2009-05-27
CIK 1293257

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

N/A

(Translation of Registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of principal executive offices)

Edith Shih

Hutchison Telecommunications International Limited

22nd Floor, Hutchison House

10 Harcourt Road

Hong Kong

Telephone: 852 2128 1188

Facsimile: 852 2128 1178

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 15 Ordinary Shares of nominal value HK$0.25 each; and Ordinary Shares, nominal value HK$0.25 each	New York Stock Exchange The Stock Exchange of Hong Kong Limited New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, nominal value HK$0.25 each 4,814,346,208

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act of 1934. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statement included in this filing:

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

* Not for trading, but only in connection with the registration of the American Depositary Shares

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report on Form 20-F, references to “our company,” “we,” “us,” “our” and similar terms refer to Hutchison Telecommunications International Limited and, unless the context otherwise requires, to its past and present subsidiaries and associated companies (which includes jointly-controlled entities).

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

For your convenience, this annual report contains translations of certain Hong Kong dollar amounts into U.S. dollars at the rate of HK$7.7499 = US$1.00, which was the rate in effect on December 31, 2008. In addition, this annual report contains translations of New Israeli Shekel, Indonesian Rupiah, Thai Baht, Vietnamese Dong, Sri Lankan Rupee and Ghanaian Cedi into Hong Kong dollars at the rates of NIS 1.00 = HK$2.05, IDR1.00 = HK$0.0007, THB1.00 = HK$0.2241, VND1.00 = HK$0.00046, LKR1.00 = HK$0.0692 and GHC1.00 = HK$0.00063, respectively. This does not mean that the currencies have been or could be converted at any of these rates.

FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We use words such as “will,” “aim,” “will likely result,” “will continue,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “should,” “will pursue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to our business discussed under “Item 3. Key Information – Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report which are beyond our control include, but are not limited to:

•	general social, economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	interest rates;

•	the monetary and interest rate policies of the countries in which we operate;

•	inflation or deflation;

•	foreign exchange rates;

•	the performance of the financial markets in the countries in which we operate and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environments in the countries in which we operate; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3. Key Information – Risk Factors” contained in this annual report on Form 20-F. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data about our company. We have derived the summary consolidated financial data as at December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 from our audited financial statements included in this annual report on Form 20-F. The summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, these financial statements, including the related notes. These financial statements have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm.

Our financial statements were prepared in accordance with IFRS.

You should read the following summary consolidated financial data in conjunction with the rest of this annual report, including our financial statements and the related notes and the more detailed information contained in “Item 5. Operating and Financial Review and Prospects.” For a description of the basis of presentation of these financial statements, see note 2 to our financial statements in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects—Basis of Preparation of Financial Statements.”

	Year ended December 31,
	2006 HK$	2007 HK$	2008 HK$	2008 US$
	(in millions, except per share data)
Consolidated income statement:

Continuing operations:
Turnover	17,923	20,401	23,725	3,061
Cost of inventories sold	(2,164)	(2,671)	(2,785)	(359)
Staff costs	(1,897)	(2,295)	(2,511)	(324)
Depreciation and amortization	(3,804)	(4,226)	(4,531)	(585)
Other operating expenses	(8,685)	(10,182)	(12,291)	(1,586)
Impairment charge for Thailand segment	—	(3,854)	—	—

Profit on disposal of investments and others, net	44	8	2,453	317

Operating profit/(loss)	1,417	(2,819)	4,060	524
Interest income	66	1,619	1,074	139
Interest and other finance costs	(1,652)	(1,335)	(1,330)	(172)
Share of results of associates	(1)	—	—	—
Share of results of jointly-controlled entities	—	—	(11)	(1)

(Loss)/Profit before taxation	(170)	(2,535)	3,793	490
Taxation	(653)	(191)	(874)	(113)

(Loss)/Profit for the year from continuing operations	(823)	(2,726)	2,919	377

Discontinued operations:
Profit from discontinued operations (1)	2,399	70,502	—	—

Profit for the year	1,576	67,776	2,919	377

Attributable to:
Equity holders of the Company:
- continuing operations	(1,191)	(3,147)	1,883	243
- discontinued operations	1,392	70,031	—	—

Total profit attributable to equity holders of the Company	201	66,884	1,883	243

Minority interest:
- continuing operations	368	421	1,036	134
- discontinued operations	1,007	471	—	—

Total profit attributable to minority interest	1,375	892	1,036	134

Profit for the year	1,576	67,776	2,919	377

Dividends
Special cash dividend	—	32,234	33,700	4,348

Conditional interim dividend in specie (2)	—	—	10,061	1,298

Basic and diluted (loss) / earnings per share from continuing operations attributable to equity holders	(0.25)	(0.66)	0.39	0.05

Basic and diluted earnings per share attributable to equity holders	0.04	14.01	0.39	0.05

(1)	The HK$70,502 million profit from discontinued operations for the year ended December 31, 2007 was a result of the disposal of our entire interest in CGP Investments (Holdings) Limited.
(2)	Details of the conditional interim dividend in specie are set out in note 14(b) to our financial statements in “Item 18. Financial Statements.”

Consolidated balance sheet

	As at December 31,
	2007 HK$	2008
		HK$	US$
	(in millions)
Assets
Cash and cash equivalents	36,611	2,525	326
Other current assets	5,242	5,583	720

Total current assets	41,853	8,108	1,046
Assets held for sale	—	174	22
Total non-current assets	34,570	35,493	4,580

Total assets	76,423	43,775	5,648

Liabilities
Current borrowings	5,083	7,652	987
Other current liabilities	8,132	8,131	1,049

Total current liabilities	13,215	15,783	2,036

Non-current borrowings	5,937	3,348	432
Deferred tax liabilities	584	457	59
Other non-current liabilities	2,551	2,458	317

Total non-current liabilities	9,072	6,263	808

Total liabilities	22,287	22,046	2,844

Capital and reserves
Share capital	1,195	1,204	155
Reserves	50,089	17,909	2,311

Shareholders’ equity	51,284	19,113	2,466
Minority interest	2,852	2,616	338

Total equity	54,136	21,729	2,804

Total liabilities and equity	76,423	43,775	5,648

Exchange Rate Information

On May 8, 2009, the exchange rate between the Hong Kong dollar and the U.S. dollar (in HK$ per US$) was HK$7.7500 per US$1.00. The following table sets out the high and low exchange rates in effect for each of the months indicated:

	Exchange Rates
Month	High	Low
	(HK$ per US$1.00)
November 2008	7.7560	7.7497
December 2008	7.7522	7.7497
January 2009	7.7618	7.7504
February 2009	7.7551	7.7511
March 2009	7.7593	7.7497
April 2009	7.7508	7.7495
May 2009 (through May 8)	7.7500	7.7500

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2004	7.7899
2005	7.7755
2006	7.7685
2007	7.8008
2008	7.7814

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Business

We face significant competition in our markets, which could affect current and potential customers, revenues and profitability

We face significant competition in our markets. In particular, we expect competition among providers of mobile telecommunications services, including new entrants (such as mobile virtual network operators, or MVNOs, which are providers of mobile telecommunications services that do not own their own allocation of radio frequency spectrum), to continue to drive prices lower for services and handsets (which we subsidize in some markets). In addition, number portability requirements, which enable customers to switch their providers of mobile telecommunications services without changing their mobile phone numbers, have been introduced in some of the markets in which we operate, including our largest market, Israel, and may be introduced in other markets in the future. These developments could lead to greater movement of customers among providers of mobile telecommunications services, known as churn, which could increase our marketing, distribution and administrative costs, slow growth in the number of our customers and reduce our revenues.

Our market position will also depend on effective marketing initiatives and our ability to anticipate and respond to various competitive factors affecting the industry, including new services, pricing strategies by competitors and changes in consumer preferences and economic, political and social conditions in the countries in which we operate. Any failure by us to compete effectively, including in terms of pricing of services, anticipating and developing new technologies and services, acquisition of new customers and retention of existing customers, could have a material adverse effect on our business, financial condition and results of operations.

Our Israel operations account for a high percentage of our total turnover, operating profits and customers

Following the spin-off of Hutchison Telecommunications Hong Kong Holdings Limited, or HTHKH, in May 2009, our Israel operations account for a high percentage of our turnover, operating profits and customers. For the year ended December 31, 2008, our Israel operations represented, excluding Hong Kong and Macau operations, approximately 88.4% of our total turnover and 90.5% of our total operating profit. Our Israel operations accounted for approximately 31.0% of our total customers, excluding Hong Kong and Macau operations, as at December 31, 2008. Changes in demand, economic and political developments, regulatory changes and operational difficulties in the Israel market will have a significantly greater effect on our results than when our results included HTHKH, which held our Hong Kong and Macau operations. If our turnover and operating profits from the Israel market declines or we are not able to generate a comparable amount of turnover and operating profits from our other market areas, our business, financial condition and results of operations may be materially and adversely affected.

In addition, fluctuations in the exchange rate between New Israeli Shekels and Hong Kong dollars may have a material adverse effect on our results of operations and financial condition, after translation into Hong Kong dollars, that is disproportionate to the actual change in operating performance of our Israel operations.

Our Indonesia, Vietnam, Sri Lanka and Thailand operations have a significantly greater effect on our business, financial condition and results of operations

Our Indonesia, Vietnam, Sri Lanka and Thailand operations have a significantly greater effect, following the spin-off of HTHKH in May 2009, on our business, financial condition and results of operations. Each of our Indonesia, Vietnam, Sri Lanka and Thailand operations has incurred operating losses in 2007 or 2008. For the year ended December 31, 2008, operating loss from our Indonesia, Vietnam and Sri Lanka operations was HK$1,342 million (US$173.2 million), HK$520 million (US$67.1 million) and HK$7 million (US$0.9 million), respectively. For the year ended December 31, 2007, operating loss from our Indonesia, Vietnam and Thailand operations was HK$626 million, HK$279 million and HK$4,462 million (after impairment charge), respectively. There can be no assurance that the operating results from these markets will improve, which will have a greater effect on our results of operations than when our results included HTHKH.

We may have financial exposure as a result of warranty, indemnity or other obligations assumed in connection with the sale of CGP Investments (Holdings) Limited, or CGP Investments Holdings, and may also be subject to Indian taxes payable in relation to this sale

We may be subject to claims or have to make payments as a result of warranty, indemnity or other obligations assumed in connection with the sale of interests relating to CGP Investments Holdings to a subsidiary of Vodafone Group Plc, or Vodafone, in May 2007.

In addition, the Indian tax authorities may consider the gain arising from this sale to be taxable in India. The Indian tax authorities have initiated an investigation into Vodafone’s obligations to withhold tax from the acquisition proceeds. Vodafone disputed the jurisdiction of the Indian tax authorities in this matter. The Indian Supreme Court ruled, in proceedings initiated by Vodafone, that the question of jurisdiction should be determined by the Indian tax authorities in the first instance, and in the event the authorities make a determination against Vodafone, it may appeal to the Indian High Court.

We have received legal advice and believe that the sale is not taxable in India, and therefore, no Indian tax is payable by us. Accordingly, we have not provided for any claims or Indian tax liabilities in connection with the sale. However, there can be no assurance what the final outcome will be. If we eventually make any such payments or suffer any Indian tax on this sale, it may have a material adverse effect on our financial position and results of operations.

We may not realize the benefits we expect from our capital expenditures, which may materially and adversely impact our business

We have made significant capital expenditures on our network infrastructure and information technology systems to provide the services we offer. Our capital expenditures in 2008 were HK$5,148 million (US$664.3 million), compared to HK$5,436 million in 2007, comprised mainly of expenditures on telecommunications and network equipment. In order to continue to develop our business and offer new services, we intend to continue to invest in networks in new service areas as well as new technologies, which we expect will result in substantial capital expenditures. Our estimated capital expenditure for 2009, excluding Hong Kong and Macau operations, is approximately HK$7 billion (US$0.9 billion), the majority of which we expect to be used for network build-out in our operations in Indonesia and Vietnam.

We may not be successful in marketing these new services to consumers, thus impairing the return from our expenditures. We cannot assure you that services enabled by new technologies we implement will generate an acceptable rate of return. In addition, we face the risk of unforeseen complications in the deployment of new service areas and new technologies, and we cannot assure you that our estimate of the necessary capital expenditures will not be exceeded. If we do not realize the anticipated benefits of our capital expenditures, or if our required expenditures exceed our estimates, our business, financial condition and results of operations could be materially and adversely affected.

We require substantial amounts of capital for our business operations and we currently rely on a credit facility provided by a subsidiary of Hutchison Whampoa Limited, or Hutchison Whampoa, to provide us with financing

We require substantial amounts of capital to build, maintain and operate our telecommunications networks. We also require substantial amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new mobile telecommunications technologies and, potentially, to acquire and invest in other telecommunications companies and spectrum rights. We anticipate that our capital expenditures in 2009, excluding Hong Kong and Macau operations, will be approximately HK$7 billion (US$0.9 billion), the majority of which we expect to be used for network build-out in our operations in Indonesia and Vietnam. To the extent our expenditures exceed our cash resources, we will be required to seek additional debt or equity financing.

We currently rely on a credit facility provided by a subsidiary of Hutchison Whampoa to provide us with financing. Pursuant to a facility agreement dated November 25, 2008 and amended and restated on April 17, 2009, or the Amended and Restated Facility Agreement, a subsidiary of Hutchison Whampoa agreed to make available to us a senior secured term loan/revolving credit facility of a maximum aggregate amount of US$1,790 million (approximately HK$13,872.5 million), subject to the terms of the Amended and Restated Facility Agreement. In May 2009, an aggregate amount of US$290 million was advanced to our company. We refer you to “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related Party Transactions with the Hutchison Whampoa group – Credit Facility” for more information. Although we are not obliged to draw additional funds from this facility and may choose not to utilize it if financing on better terms can be obtained from other sources, other sources of debt or equity financing may not be available to us on commercially acceptable terms, or at all, and this facility may be our only source of financing. Our ability to obtain financing from other sources will depend on a number of factors, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by mobile telecommunications companies; and

•	economic, political and other conditions affecting the markets where we operate.

There can be no assurance that we will be able to obtain additional debt or equity financing on commercially acceptable terms, or at all. Even if we are able to obtain additional financing, there can be no assurance that any proceeds we receive from additional debt or equity financing will satisfy our capital needs. We may require additional capital to address unanticipated expenses. The unavailability of adequate financing on commercially acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

Our major shareholder may take actions that are not in, or may conflict with, our other shareholders’ best interests. In addition, if our major shareholder’s equity interest falls below certain specified thresholds, certain adverse events may occur

Our largest shareholder is Hutchison Whampoa, which as at May 8, 2009 held approximately 60.4% of our shares through its wholly-owned subsidiaries, which gives it the ability to control actions that require majority shareholders’ approval. In addition, Cheung Kong (Holdings) Limited, or Cheung Kong Holdings, which as at the same date held 49.97% of Hutchison Whampoa through its wholly-owned subsidiaries, held 1.1% of our shares through its wholly-owned subsidiaries. Also, as at the same date, Mr. Li Ka-shing, Chairman of Hutchison Whampoa, held 5.5% of our shares through companies wholly-owned by him. Cheung Kong Holdings has, pursuant to Rule 13d-4 under the Exchange Act, expressly disclaimed beneficial ownership of those of our shares held by Hutchison Whampoa.

If the interests of our major shareholder conflict with the interests of our other shareholders, or if our major shareholder chooses to cause our business to pursue strategic objectives that conflict with the interests of our other shareholders, those other shareholders could be disadvantaged by the actions that Hutchison Whampoa chooses to pursue. Hutchison Whampoa is not obligated to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders.

Furthermore, certain adverse events may occur if Hutchison Whampoa’s equity interest in our company falls below specified thresholds, which is an event that would be beyond our control. For example, certain of our financing and license agreements may be terminated if Hutchison Whampoa’s equity interest falls below specified levels. We cannot assure you that alternative arrangements will be available on commercially acceptable terms or at all. If Hutchison Whampoa’s equity interest were to fall below levels specified in certain of our financing and licensing agreements, our business, financial condition and results of operations could be materially and adversely affected.

Any decline in the earnings of our operating companies or restrictions on our ability to convert or transfer currencies from the countries in which our operating companies are located could materially and adversely affect our business, financial condition and results of operations

We currently conduct all our operations through our operating companies. Our sources of cash flows include interest income, dividends paid and shareholder loans repaid to us by our operating companies. The ability of our operating companies to generate earnings is important to our business. If earnings from our operating companies were to decline or if our operating companies were unable to repay the interest and principal amounts on their shareholder loans, our financial condition and results of operations could be materially and adversely affected.

In addition, disruptions to international foreign exchange markets may restrict our ability to transfer or to convert currencies from the countries in which our operating companies are located into Hong Kong dollars and other currencies. Furthermore, the governments of certain countries in which we operate have instituted, and other countries may in the future institute, restrictive exchange rate policies that limit or restrict our ability to convert currencies into their respective currencies or to convert their respective currencies into other currencies or to transfer other currencies out of their jurisdictions. These restrictions on currency conversion and transfer are beyond our control and we cannot assure you that these restrictions would not have a material adverse effect on our business, financial condition and results of operations.

Our current liabilities exceed, and will continue to exceed, our current assets, which may constrain our operational flexibility

Our current liabilities exceed, and will continue to exceed, our current assets. We had net current liabilities of HK$17,268 million and HK$7,675 million (US$990.3 million) as of December 31, 2006 and 2008, respectively, and net current assets of HK$28,638 million as of December 31, 2007. A high level of net current liabilities could constrain our operational flexibility as well as adversely affect our ability to expand our business.

We do not own all of the intellectual property rights necessary to operate our business, and if any of these intellectual property rights become unavailable to us, we could face disruptions in our operations

We do not own all of the intellectual property rights in the brand names that we use to market our services. We have arrangements with the Hutchison Whampoa group pursuant to which we have rights to use “3,” “Hutch” and “Hutchison Telecom” and other trademarks that include the word “Hutchison” or derivations thereof royalty-free until the relevant change of control provisions as agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. We use the “3” brand in Indonesia, and the “Hutch” brand in Thailand and Sri Lanka. We also have been granted licenses to use certain trademarks from non-Hutchison Whampoa entities, notably the “orange™” brand, which we license from a subsidiary of Orange SA. We use the “orange™” brand for our mobile telecommunications operations in Israel. In addition, the “Vietnamobile” trademark, under which our Vietnam operations have launched its GSM services in April 2009, is owned by Hanoi Telecommunications Joint Stock Company, or Hanoi Telecom, our partner in Vietnam.

Hutchison Whampoa has the right to terminate its brand license agreements with our operating companies if its indirect interest in those licensee operating companies falls below specified thresholds. If these ownership thresholds are breached, which is an event that would be beyond our control, or if we breach the terms of our licenses with non-Hutchison Whampoa entities, we may have to renegotiate the terms of these trademark arrangements and/or pay royalties for the use of the relevant trademarks and domain names, or could lose the use of such trademarks and domain names altogether. We cannot assure you that the fees and terms of use will be commercially acceptable to us if we have to renegotiate these arrangements or if we have to enter into alternate arrangements with third parties. If any of the brands under which we operate become unavailable to us, we could face a loss of brand recognition in the markets in which we operate, as well as disruptions in our operations while new, alternate licensing arrangements are secured. As a consequence, our business, financial condition and results of operations could be materially and adversely affected due to the importance of the trademarks and domain names to the branding of our business operations.

We may face risks associated with acquisitions, investments, strategic partnerships or other ventures

We may be presented with opportunities in telecommunications markets that we believe can create long-term value for our shareholders. Suitable acquisition, investment or strategic partnership candidates may or may not arise. If such opportunities arise, we may incur indebtedness to pay for any acquisition or investment. Such acquisitions and investments involve other risks, such as:

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

If any of these risks are realized, our business, financial condition and results of operations could be materially and adversely affected.

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

We cannot assure you that we will make any dividend payments in the future

We cannot assure you that we will make any dividend payments in the future. We paid a special cash dividend on December 2, 2008, which was discretionary, and our board of directors did not recommend a final dividend for the year ended December 31, 2008. We refer you to “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Distributions” and “Item 10. Additional Information – Memorandum and Articles of Association – Dividends” for more information. We also completed the payment of an interim dividend which was satisfied by way of a distribution in specie of the entire share capital of HTHKH on May 7, 2009, which was discretionary. We refer you to “Item 4. Information on the Company – C. History and Development of the Company – The Spin-off” for more information.

Any asset impairment could materially and adversely affect our financial condition and results of operations

We have non-current assets such as property, plant and equipment, other intangible assets, goodwill and investments in associates (which includes jointly-controlled entities), and we are required to review these assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value-in-use. If the value of an asset as reflected in our balance sheet is higher than its recoverable amount, we must recognize an asset impairment charge in our income statement. We have recognized impairment charges in the past and cannot assure you that we will not recognize impairment charges in future years, which may materially and adversely affect our results of operations.

The recoverable amount of an asset depends on the prevailing market conditions at the time of the review, the nature of the asset, its fair value and estimated future cash flows that are expected to be derived from the asset. The discount rate used in this review reflects our current assessment of the time value of money and the risks specific to the asset. As at December 31, 2008, our non-current assets and assets held for sale that are subject to asset impairment review amounted to approximately HK$35.3 billion (US$4.6 billion), representing 80.6% of our total assets. If we make additional acquisitions, it is likely that we will record additional assets on our books that would be subject to impairment review. Any reduction in the recoverable amount of an asset below its carrying value, whether due to a weak economic environment, challenging market conditions, asset or portfolio sale decisions by management or some other condition or occurrence, could be charged to the income statement and could thus materially and adversely affect our results of operations and shareholders’ equity in the period in which the impairment occurs.

We may be required to change our accounting treatment of certain sale and leaseback transactions in Indonesia

As part of its periodic review of our filings, the staff of the Division of Corporation Finance of the SEC sent us comments in August 2008 regarding our annual report on Form 20-F for the year ended December 31, 2007. One comment that remains unresolved relates to the accounting treatment of sale and leaseback transactions for base station tower sites entered into by our Indonesia subsidiary, PT. Hutchison CP Telecommunications, or HCPT, and PT. Profesional Telekomunikasi Indonesia, or Protelindo, in 2008. These transactions were disclosed as a subsequent event in our financial statements for the year ended December 31, 2007, and details of the transactions and the applicable accounting treatment are described in note 10(b) to our financial statements for the year ended December 31, 2008. We refer you to “Item 4. Information on the Company – A. Business Overview – Operating companies review – Indonesia – Spectrum and mobile communication networks” for more information about these transactions.

During the year ended December 31, 2008, the sale of two tranches comprising 2,248 sites was completed and we recognized a gain of US$182.2 million (HK$1,421 million) and operating lease expenses of HK$128 million (US$16.5 million). Although we believe the accounting treatment adopted is appropriate and are continuing to engage with and provide further requested information to the SEC, we cannot predict the outcome of the SEC’s review and there is a risk that an adjustment to our financial statements may be required in order to account for the sale and leaseback transactions as a finance lease.

If we are required to account for the sale and leaseback transactions as a finance lease, we would not recognize a gain from the sale of the base station tower sites or an operating lease expense. Instead, we would be required to recognize the leased assets and the related finance lease obligations on our balance sheet and to recognize depreciation expense on the leased assets and an interest element of the lease payments as interest expense. Any gain or loss on a sale and finance leaseback transaction would be deferred and amortized over the term of the lease.

We may be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes and U.S. holders of our shares may be subject to special rules regarding taxation because of our PFIC status

A non-U.S. corporation is classified as a PFIC if: (i) 75 percent or more of its gross income (including its pro rata share of gross income of any corporation of which it is considered to own 25 percent or more of the shares by value) in a taxable year is passive income, or (ii) 50 percent or more of its assets by value (including its pro rata interest in the assets of any company of which it is considered to own 25 percent or more of the shares by value) produce, or are held for the production of, passive income. We had large amounts of cash and other passive assets until December 2008 as a result of our disposition in 2007 of CGP Investments Holdings to Vodafone. However, based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC for 2008.

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

To qualify for the change of business exception, we would need to satisfy the following conditions: (i) we have never previously been a PFIC; (ii) “substantially all” of the passive income for the year is attributable to proceeds from the disposition of one or more “active trades or businesses,” as these terms are used and interpreted under the Code; and (iii) we are not a PFIC for either of the next two taxable years. We have received a ruling from the U.S. Internal Revenue Service, or IRS, confirming that our disposition of CGP Investments Holdings to Vodafone qualifies as the disposition of one or more “active trade or businesses” within the meaning of the change of business exception. Notwithstanding our receipt of the ruling letter, in order to qualify for the change of business exception in 2008, we would need to satisfy the three conditions listed above. Based on current expectations regarding the value and nature of its assets, the sources and nature of its income (taking into account the spin-off of HTHKH), and relevant market and shareholder data, we do not anticipate becoming a PFIC for 2009 or 2010. Nonetheless, if we are found to be a PFIC for 2009 or 2010, then we would be retroactively ineligible for the change of business exception, but may not know and will not be able to inform you of such determination until 2010 or 2011.

We cannot assure you that we will not be a PFIC for 2009 or any subsequent taxable year. If we are a PFIC, U.S. shareholders will be subject to certain adverse U.S. federal income tax consequences with respect to, among others, (i) the tax rates for dividends, (ii) “excess distributions” and (iii) gains realized on the sale or other disposition of shares. The consequences of our being a PFIC are described further in “Item 10. Additional Information—Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

Risks Relating to Markets Where We Operate

Any exchange rate fluctuations in the currencies in which we conduct operations, relative to the Hong Kong dollar, and any foreign exchange restrictions could materially and adversely affect our financial condition and results of operations

We present our financial statements in Hong Kong dollars. Any exchange rate fluctuations in the currencies of the countries in which we conduct our operations, relative to the Hong Kong dollar, may result in exchange losses or gains and increases or reductions in our debt after translation into Hong Kong dollars, which could materially and adversely affect our financial condition and results of operations. In 2008, we recorded a net exchange loss of HK$146 million (US$18.8 million) compared to a net exchange gain of HK$84 million in 2007.

In the past, the central banks of countries in which our operating companies are located have imposed foreign exchange restrictions and we cannot assure you that foreign exchange restrictions will not be imposed on our operating companies. If foreign exchange restrictions are imposed and we are unable to enter into foreign exchange swap contracts which can partially or completely mitigate the effects of these foreign exchange restrictions on commercially acceptable terms, or at all, our financial condition and results of operations could be materially and adversely affected.

Foreign ownership restrictions may limit our ability to cause operating companies to act in our shareholders’ best interests or to implement our business strategies, and changes in regulations or policies, or their application or interpretation could have a material adverse effect on our business, financial condition and results of operations

Government policy and/or regulations in some countries in which we currently operate (i.e., Israel, Indonesia, Thailand and Vietnam) limit the nature and extent of our investments in those countries. As a result, our ownership interests in our operating companies may not in every instance provide us with the ability to control all actions that require shareholder approval and our ability to manage these operating companies may be hindered. Although we may participate in the management of such operating companies, we may not have the ability to prevent them from engaging in activities or pursuing strategic objectives that may conflict with our overall strategic objectives or the best interests of our shareholders.

In addition, the regulators in countries where we operate can introduce new regulations on foreign ownership or other aspects of our business (for example, regulations applicable to the telecommunications sector), amend existing regulations, or change the application or interpretation of existing regulations, all of which are beyond our control. The occurrence of any or all of the foregoing could require us to remove or amend our existing arrangements with local partners and reduce our voting and/or economic interests in the relevant operating companies, which may affect our ability to implement our business strategy in the affected countries.

Furthermore, we cannot assure you that all of our operating companies are compliant with applicable foreign ownership restrictions, as compliance may be affected by whether our local partners or other shareholders in our operating companies are considered to be domestic or foreign persons, which will be determined in accordance with the applicable rules, regulations or license conditions in the relevant countries. If any or all of our operating companies are not in compliance with applicable foreign ownership restrictions, monetary and criminal penalties could be imposed, and relevant licenses or agreements could be cancelled. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Partner Communications Company Ltd., or Partner, is exposed to, and currently engaged in, a variety of legal proceedings, including class action lawsuits

Due to the legal environment of Israel and the scope and magnitude of Partner’s operations, Partner is subject to the risk of a large number of lawsuits, including class action suits by consumers which may be costly to defend and which may result in significant judgments against it. The Israeli Class Actions Law, 2006 includes provisions that expand the causes of action for which a class of litigants may bring suit, including with regard to any damages allegedly incurred prior to the effective date of this law. This law has reduced the requirements for certification of a class action lawsuit and the qualifications required to be a lead plaintiff in a class action lawsuit. This law has increased the number of requests for approval of class actions and the number of class action suits against Partner, and may increase Partner’s legal exposure and legal costs in defending against such suits, which as a result may materially and adversely affect our financial results. Currently, Partner is engaged in a number of purported class action suits as a defendant, some of which are for substantial amounts. See “Item 8. Financial Information—Legal Proceedings—Israel.” At this stage, and until the claims are recognized as class actions, we and Partner are unable to evaluate the probability of success of the claims, and therefore no provision has been made. In addition, a class was recently certified in proceedings asserting liability against Partner (and another Israeli provider of cellular telecommunications services) for actions taken by a third-party content provider, who is also a defendant in this claim. There can be no assurance that this and other claims involving Partner will not materially and adversely affect our financial condition and results.

Volatility in social, political and economic conditions in the countries where we operate may adversely affect our business, financial condition and results of operations

Some of our operating companies and a portion of our total assets are located in countries, including Israel, Sri Lanka and Thailand, which have experienced social, political and economic volatility. With respect to our Israel operations, ongoing conflict and violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. With respect to our Sri Lanka operations, it is expected that the civil war in Sri Lanka will come to an end soon, but there continues to be a risk of terrorist attacks in the area. In Thailand, ongoing political instability has led to continued civil unrest.

Developments in these and other countries in which we currently operate, or may operate in the future, including uncertainties arising from economic liberalization and deregulation policies, future economic crises, outbreaks of hostility and political instability, may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Telecommunications Industry Generally

The telecommunications industry is a highly regulated industry in which regulators’ decisions may materially and adversely affect our business, financial condition and results of operations

The telecommunications industry is a highly regulated industry. In each of the countries in which we operate, we are subject to government regulation, including regulation regarding licenses, competition, frequency spectrum allocation and costs and arrangements pertaining to interconnection and leased lines. We are also subject to regulations on our tariff structures in some jurisdictions where we operate and we cannot predict with accuracy or assure you on the timing, likelihood or likely magnitude of any future tariff adjustments generally or the extent of any potential impact such tariff adjustments would have on our business. We cannot assure you that our business, financial condition and the results of our operations will not be materially and adversely affected by any government-mandated regulatory reform or tariff adjustments in the future.

For example, the Ministry of Communications of Israel is evaluating roaming charges and since 2006, has requested Partner to provide information relating to its roaming services. In addition, in August 2008, the government instructed the Ministry of Communications of Israel and other ministries to negotiate a reduction of inbound and outbound roaming tariffs with the European Union and its members or other countries frequently visited by Israelis and to consider other tools for reducing roaming charges. As a result, new regulations may be introduced that would limit the fees Israeli mobile phone companies can charge for calls made by foreign network operators’ customers while in Israel using Partner’s network, as well as for calls made by Partner’s customers using their handsets abroad. Because Partner considers roaming charges to be a significant source of revenue, such regulatory changes could adversely affect our results of operations. In addition, regulators in Israel have instituted a number of other reforms in recent years and are considering a variety of other actions that could materially and adversely affect our revenues. See “Item 4. Business Overview—Regulation—Israel.”

In some cases, regulators may also be our competitors. Whether regulators will act to ensure a level playing field between government-owned and private operators is beyond our control and their decisions may materially and adversely affect our business, financial condition and results of operations.

Required licenses, approvals and permits may be difficult to obtain in the countries where we operate telecommunications networks, and once obtained, may be amended or revoked or may not be renewed

Our operation of telecommunications networks and the provision of related services generally requires various licenses, approvals and permits and are regulated to varying degrees by national, state, regional or local governmental and/or regulatory authorities. Required licenses and permits may be difficult to obtain and once obtained, may be amended or revoked, or may be subject to review, interpretation, modification or termination by the relevant authorities. We cannot assure you that the relevant authorities will not take actions that could materially and adversely affect our business. In addition, we cannot assure you that required licenses and permits will be renewed or that any renewal on new terms will be commercially acceptable to us. If we fail to renew any of our licenses and permits, we may lose the ability to continue to operate the affected business, and the realizable value of our relevant network infrastructure and related assets may be materially and adversely affected. See “Item 4. Business Overview—Regulation.”

Operating licenses specify the services we can offer and the radio frequency spectrum we can utilize for mobile operations. Some of our operating licenses may require us to meet specified network build-out requirements and schedules, and satisfy various obligations such as minimum specified quality, service, coverage criteria and capital investment. Failure to comply with these obligations could result in the imposition of fines or the revocation or forfeiture of the license for that area. Furthermore, the need to meet scheduled deadlines may cause us to expend more resources than otherwise budgeted for a particular network build-out, which may materially and adversely affect our results of operations.

The deployment of our networks requires various approvals or permits from national, state, regional or local governmental and/or regulatory authorities, particularly in relation to establishing cell sites. These approvals and permits include building, construction and environmental permits, antenna and mast deployment approvals and various other planning permissions. We have experienced, and may continue to experience, difficulties in obtaining some of these approvals and permits. For example, our Israel business, like its competitors, has experienced difficulties in obtaining some consents and permits, especially those from local building authorities. As at December 31, 2008, less than 10% of our antenna sites in Israel were operating without local building permits or applicable exemptions. Failure to obtain required permits for cell sites could have a material adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. Operating network sites without building or other required permits may also result in criminal or civil liability to Partner or its officers and directors. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

In Indonesia, we have also experienced delays in obtaining necessary local permits and licenses and this has slowed our rollout and expansion of services in that market. Continued or extended delays may have a material adverse effect on our growth and results of operations for our Indonesia operations.

We are dependent on interconnection with our competitors’ networks and associated infrastructure as well as roaming arrangements with other telecommunications operators

Our ability to provide commercially viable mobile telecommunications services depends, in part, upon our interconnection arrangements with other telecommunications operators. In particular, we are dependent on interconnection with our competitors’ mobile networks and associated infrastructure for the successful operation of our business. The framework by which interconnection charges are made in certain jurisdictions where we operate are currently being reviewed by the relevant government authorities. Any change to the framework or the basis upon which interconnection charges are made is likely to require the renegotiation of our interconnection agreements. We cannot assure you that we will be able to maintain our interconnection agreements on terms that are commercially acceptable to us or that any material increase in the interconnection expenses would not have a material adverse effect on our business, financial condition and results of operations.

Our operating companies are also dependent upon roaming agreements with other telecommunications operators as a source of revenues when the other telecommunications operators’ customers roam on our networks. If these roaming agreements were to terminate, or if the other telecommunications operators were to deploy incompatible technologies, our roaming revenues and profits may be materially reduced, which could materially and adversely affect our business, financial condition and results of operations.

Concerns about health risks relating to the use of mobile handsets may materially and adversely affect our business, financial condition and results of operations

Media and other reports have linked radio frequency emissions from mobile handsets to various health risks, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Concerns about health risks may discourage the use of mobile handsets in the countries in which we conduct business, which could have a material adverse effect on our business, financial condition and results of operations. Various government authorities in the markets in which we operate could also increase regulation of mobile handsets and base stations as a result of these concerns. In addition, lawsuits have been filed in the

United States against certain participants in the telecommunications industry alleging various adverse health consequences as a result of mobile handset usage, and we may be subject to similar litigation in the future. Research and studies are ongoing, and we cannot assure you that further research and studies will not demonstrate a link between radio frequency emissions and health concerns. Any negative findings in these studies could materially and adversely affect the use of mobile handsets and, as a result, our business, financial condition and results of operations.

Furthermore, in Israel, a recent municipal court ruling adopted the position that there is no need to prove that the plaintiff suffered damages as a result of the erection of a cellular network site, and that under certain circumstances, it would be sufficient to prove that damages were possible and then the burden of proof would shift to the defendant. Although Partner was not a party to this proceeding, this ruling could negatively affect Partner’s ability to defend against similar health-related litigation in the future, which could materially and adversely affect our business, financial condition and results of operations.

Our allocated spectrum may be insufficient for the expansion of our mobile telecommunications business

The operation of our mobile telecommunications networks is limited by the amount of spectrum allocated to us in the countries where we operate. Allocation of spectrum is determined by the relevant governmental authorities in those countries. In determining spectrum allocation, governmental authorities generally seek to ensure choice of services for consumers, efficient use of spectrum and continuity of customer service while maintaining technology neutrality and providing a stable investment environment. Although we believe that our current spectrum allocation is sufficient for expected customer growth going forward, our future profitability may be materially and adversely affected if our allocated spectrum proves insufficient in the future for the expansion of our mobile telecommunications business, particularly for Indonesia and Vietnam, two of the markets in which we expect substantial customer growth.

Risks Relating to Our ADSs and Ordinary Shares

Our board of directors may suspend voting rights attaching to some shares as necessary to avoid any of our subsidiaries or affiliates being in breach or default, which may affect your voting rights

Our articles of association provide that if any person directly or indirectly has or acquires an interest in a number of our shares that would or may, in the opinion of our directors, require a review or approval under, or which would or may result in any of our subsidiaries or affiliates (being any entity in which we directly or indirectly hold 5% or more of the issued share capital) being in breach or in default of, any applicable law, regulation or license, permit, consent or privilege held or enjoyed by any such subsidiary or affiliate, or any requirement of any governmental or regulatory authority, our directors have the discretion to suspend the shareholder’s right to exercise the voting rights attaching to the affected shares in which the shareholder has an interest in respect of any resolution at any general meeting of our company. Our directors also have the ability to restrict the director(s) appointed by or at the direction of that shareholder, if any, to our board of directors from voting on any resolution or matter that concerns the activities of any affected entity or appointment of a director or the managing director of any affected entity. See “Item 10. Additional Information—Memorandum and Articles of Association—Rights, Preferences, Restrictions Attaching to Shares and Changing the Rights of Shareholders—Voting Rights.” As a result of the foregoing, your voting rights may be affected.

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

You may not be able to exercise your right to vote the ordinary shares underlying your American Depositary Shares, or ADSs

As a holder of our ADSs, you may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

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

You may not receive distributions on our ordinary shares represented by ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs

The depositary of our ADSs has agreed to distribute to you, after deducting its fees and expenses, the cash distributions or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.	INFORMATION ON THE COMPANY

A. Business Overview

Group Overview

We are a provider of mobile and fixed-line telecommunications services. We currently operate telecommunications services in five markets: Israel, Indonesia, Vietnam, Sri Lanka and Thailand. Until May 7, 2009, we provided mobile telecommunications services in Hong Kong and Macau and fixed-line telecommunications services in Hong Kong. For a summary of notable developments which have occurred since the beginning of 2008, see “Item 5. Operating and Financial Review and Prospects – Overview.”

Using 2G GSM, CDMA, GPRS, and 3G platforms, we offer customers a wide variety of telecommunications services, ranging from basic voice and data services to multimedia services using advanced mobile technology.

Our 3G services in Israel and Indonesia bring customers a wide range of content covering sports, news, entertainment and finance. In Israel, we offer HSDPA technology, which permits significantly faster data transfer rates. In Vietnam and Sri Lanka, we provide 2G GSM services. In Thailand we provide multimedia services over CDMA2000 1X networks.

We use the “3” brand in our operations in Indonesia. In Thailand and Sri Lanka, we use the “Hutch” brand, while in Israel we use the “orange™” brand, and in Vietnam, we use the “Vietnamobile” brand.

In 2008, we had total turnover of HK$23,725 million (US$3,061.3 million). Our operating profit in 2008 was HK$4,060 million (US$523.9 million), and profit attributable to equity holders was HK$1,883 million (US$243.0 million). As at December 31, 2008, we had a total of approximately 12.1 million mobile customers. The following table sets forth the number of our mobile customers by market as at December 31, 2008.

Market	Number of Mobile Customers (thousands)
Israel	2,898
Hong Kong mobile (including Macau)(1)	2,702
Thailand	1,070
Indonesia	4,501
Sri Lanka	887

Total	12,058

(1)	Hong Kong and Macau mobile telecommunications operations ceased to be a business segment upon the completion of the spin-off of HTHKH on May 7, 2009.

At the end of 2008, we had approximately 336,000 residential voice lines and 240,000 business voice lines, as well as approximately 261,000 residential broadband Internet customers in Hong Kong. The Hong Kong fixed-line business ceased to be one of our business segments when we completed the spin-off of HTHKH on May 7, 2009.

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

We intend to leverage our experienced management team and established track record of successfully developing and operating mobile telecommunications businesses to grow and diversify our turnover and profits. As and when opportunities arise, we will consider acquiring or investing selectively in new businesses in countries in which we already have a presence and in new markets that we believe present attractive investment opportunities.

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

We are able to modify these factors to suit the diverse markets that we serve. In Indonesia, for example, with its large population and high growth rate for mobile phone customers, we are focusing on network expansion and attractively priced services to establish a successful business that not only will make a significant contribution to our results in time but will also continue to show strong growth. In contrast, in markets where telecommunications services are more established, such as Israel, we build strategically on our well-known brand and our reputation as an innovation leader. In this relatively more mature market, we drive growth by meeting customer demand for the latest technology and newest applications.

Services and products

We offer a variety of voice, video, data and value-added multimedia services over our mobile networks. We operate 2G and 3G mobile networks using GSM, GPRS, CDMA and W-CDMA technology across our businesses. Second generation technology, or 2G, usually refers to mobile telecommunications services using GSM and CDMA in the 800/900 MHz and 1800 MHz frequency bands. Third generation technology, or 3G, usually refers to Universal Mobile Telecommunications System, or UMTS, which complies with the IMT-2000 high speed data requirements specified by ITU. It can also refer to high-speed packet access, or HSPA, which is a technology developed from UMTS to further improve the data transmission rate. Global System for Mobile communications, or GSM, is a comprehensive telecommunication standard for all elements of a mobile telephone system. General packet radio services, or GPRS, is a packet-based data communication service that overlays on GSM, enabling data transmission rates of up to 114 Kbps and which is suitable for connecting mobile phone and computer terminals to the Internet. Code division multiple access, or CDMA, is a spectral efficient radio access technology by which many users share use of the same radio channel with unique orthogonal codes assigned to identify them individually. Wideband code division multiple access, or W-CDMA, is the radio access technology used in 3G UMTS systems.

Mobile telecommunications

We offer a range of services designed to meet the needs of the local market in which we operate. Specifically we offer:

•

2G. In Israel, Indonesia, Vietnam and Sri Lanka, we offer 2G services using GSM 800 MHz, 900 MHz and/or 1800 MHz spectrum. Our 2G services offer basic mobile telecommunications services such as: local voice; SMS, or short messaging system; MMS, or multimedia messaging system; IDD, or international direct dialing; and international roaming. We also offer a large variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. To meet market demand for the faster transmission speeds required for wireless Internet access and other applications, we have continued to invest in technology such as GPRS. GPRS modem cards provide subscribers with access to the Internet, email and corporate networks.

•

3G. We launched 3G services in Israel in 2004 and in Indonesia in 2007. Our 3G services are capable of transferring data at significantly faster speeds compared to 2G networks. In addition to voice services, 3G technology provides customers with access to high speed mobile Internet services and applications over their 3G phones, as well as real time person-to-person mobile video calls, the ability to stream and download music and video clips and other multimedia content and other data services at higher speeds.

•

BlackBerry™. We offer BlackBerry™ wireless email services operating on our GSM, GPRS and 3G networks in Israel. We were the first mobile telecommunications operator in Asia to offer BlackBerry™ wireless email services, which provide customers with an end-to-end encrypted wireless solution that includes integrated email, mobile telecommunications and electronic organizer features.

•

CDMA. We offer CDMA2000 1X networks in Thailand. We offer basic mobile telecommunications services such as: local voice, SMS, MMS, IDD, and international roaming. We also offer a variety of value-added services, including voicemail, caller identification display, call waiting, call forwarding and call blocking. CDMA2000 1X technology provides the ability to download music and other multimedia content, as well as other data services.

Marketing strategy and brand

Each of our businesses enjoys access to our brands. We use the “3” brand in Indonesia and the “Hutch” brand in Thailand and Sri Lanka. In Israel, we use the “orange™” brand, and in Vietnam, we use the “Vietnamobile” brand.

Our overall marketing strategy is to distinguish our brands from other telecommunications service providers by offering product and service innovations as well as promoting our brands. Other aspects of our marketing strategy depend on the nature of each market.

Tariff plans

We offer a variety of plans to meet the needs of different user segments. Our postpaid plans include a monthly fee that bundles voice services with a variety of value-added services such as voice mail, MMS, SMS and fax services and in some cases data and content services. We also offer data-only monthly plans which give customers the flexibility to add other value-added services later. Additional charges are levied for other value-added services including IDD services and roaming services. We also offer many prepaid plans. Prepaid customers purchase a rechargeable prepaid SIM card for a specified amount of airtime, and they may also enjoy additional value-added services.

SIM, or subscriber identity module, is a small card or chip provided to network subscribers that is inserted into a handset. Each SIM uniquely identifies a network subscriber and stores the subscriber’s personal phone book, sent and received text messages, network security codes and other programs that enable additional network features.

Sales and distribution

We have developed extensive sales and distribution networks using both our own and third-party operations to market our mobile telecommunications service products. We have dedicated retail outlets in Israel, Indonesia and Thailand at which customers can select mobile phones and accessories, make inquiries and subscribe for services. In addition, we utilize other leading distributors, specialist and general retail outlets to sell our services. In most of our markets, we are actively involved in sourcing and selling handsets. In all of our markets, access to wide sales and distribution outlets of good quality is critical to the success of the business. For business customers, we typically use teams of direct sales agents.

Operating companies review

Israel

Overview

In Israel, we provide 2G GSM and 3G UMTS mobile telecommunications services through Partner. According to industry data, Partner is the second largest mobile telecommunications operator in Israel, with approximately 2.90 million customers as at

December 31, 2008. We believe Partner is a leading provider of 3G services in Israel, with a network covering 98% of the country’s population. Partner served more than 951,000 3G customers and 1,947,000 2G customers as at December 31, 2008.

As at December 31, 2008, we held approximately 51% of the voting share capital of Partner. Partner’s shares are quoted on the Tel Aviv Stock Exchange and its American Depositary Shares are quoted on The Nasdaq Global Market, or Nasdaq. While it was previously listed on the London Stock Exchange, effective March 12, 2008, Partner discontinued its listing of its American Depositary Shares on that exchange.

In January 2007, the Ministry of Communications of Israel granted Partner a license for the provision of domestic fixed-line telecommunications services. The license expires in twenty years, but may be extended by the Ministry of Communications for successive periods of ten years. The license was amended in February 2007 to grant Partner the right to offer voice over broadband, or VOB, services using the infrastructure of Israeli Telecommunications Company Limited, or Bezeq, the incumbent fixed-line operator in Israel, and HOT, a cable television operator in Israel that also offers fixed-line telephone service, to access customers and to provide them with fixed-line telephony service. In March 2009, Partner was also granted a domestic fixed-line license, effective until March 2019, to provide fixed-line services in the West Bank area.

Partner markets its services under the “orange™” brand.

The following table sets out certain market and operating data for our services as at the dates or for the periods indicated:

orange™ Brand Mobile Services in Israel

	As at or for the year ended December 31,
	2006	2007	2008
Total customers (in millions)(1)	2.67	2.86	2.90
Growth in total customers (%)	5.5	7.1	1.4
Total turnover (in NIS millions)(2)	5,607	6,114	6,330
Growth in total turnover (%)(2)	9.4	9.0	3.5
Blended average revenue per user (ARPU) (in NIS)(2)(3)	158	158	159
Blended minutes of use (MOU) (in minutes)(4)	311	336	365
Blended Churn (%)(5)	15.6	15.0	17.8

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of the reporting period.
(2)	Partner’s results are presented in New Israeli Shekels in its consolidated financial statements, which are prepared under US GAAP.
(3)	ARPU is calculated by (i) dividing, for each month in the relevant year, revenue during the month, excluding revenue from equipment sales and including revenue from foreign network operators for calls made by their roaming customers while in Israel using Partner’s network, by the average number of Partner’s customers during that month, and (ii) dividing the sum of all such results by the number of months in the relevant period.
(4)	MOU is calculated by (i) for each month in such period, dividing the total number of minutes of usage, excluding usage while roaming, during such month by the average number of Partner’s customers and (ii) dividing the sum of such results by the number of months in the relevant period.
(5)	Blended churn represents the average of the churn rates for each month in the period, which is calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning and end of such period.

Products and services

Partner offers telephony service provided on both its GSM/GPRS network and its UMTS/HSXPA network. Partner’s basic offerings include international dialing, roaming, voice mail, SMS, intelligent network services, content based on our cellular portal, data and fax transmission and other services. In addition, Partner’s use of HSCSD, GSM, GPRS, UMTS and HSXPA technologies enables high-speed data transmission. All of Partner’s content services, including 2G and 2.5G content, were re-branded during 2008 under the “orange time” brand. Partner’s “orange™ time” mobile services enable the streaming and downloading of rich applications and content and WAP browsing for 2G subscribers, while the 3G subscribers’ services are enhanced by video and high quality audio capabilities. Partner’s MMS services enable subscribers to send photos, multimedia and animation from handset to handset and from handset to the web. In December 2008 and January 2009, Partner launched three additional non-cellular business lines: web video on demand, or VOD, providing premium on-demand video (mainly full-track feature films and television series episodes), music tracks and games, Internet services provision, or ISP, that provides access to the Internet as well as home Wi-Fi networks, value added services, or VAS, such as anti-virus and anti-spam filtering, as well as VOB telephony services that compete with fixed-line telephone services.

Partner also offers high quality customer service, as well as handset repair and replacement services for equipment sold to its subscribers.

Ownership

As at December 31, 2008, we held approximately 51% of the voting share capital of Partner.

In April 2005, amendments to Partner’s telecommunications license became effective and required that Partner’s founding shareholders hold, in the aggregate, at least 26% of its outstanding shares. The amendments also reduced the required minimum holdings of Partner’s shares by Israeli citizens and residents from 20% to 5%. Under the terms of a restated relationship agreement that we entered into on April 20, 2005 with Elbit Ltd., Polar Communications Ltd., or Polar, Eurocom Communications Ltd., or Eurocom, Matav Investments, Matav Cable Systems Media Ltd., or Matav Cable, and Tapuz Cellular Systems Ltd., or Tapuz, we agreed to hold such number of shares of Partner as will be required to comply with the 26% minimum founding shareholder percentage required under Partner’s license, less the 5% shareholding required to be held by Israeli citizens and residents, which the Israeli shareholders that are party to the relationship agreement agreed to hold. In 2006, Partner’s founding Israeli shareholders, Elron Electronics Industries Ltd., Elbit Ltd. and Polar, sold all of their shares in Partner, and Eurocom sold approximately 50% of its shares in Partner, to Israeli institutional investors in transactions that satisfied the 5% Israeli citizen and resident shareholder requirement.

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

Mobile telecommunications industry in Israel

There are currently four mobile telecommunications operators in Israel: Partner, Pelephone, Cellcom and MIRS Communications Limited, or MIRS. Market data from industry sources indicates that the total market size was approximately 9.2 million subscribers as at December 31, 2008, representing a penetration rate of approximately 125% of Israel’s population.

Competition

Partner is the second largest mobile telecommunications operator in Israel by number of customers based on publicly available market data. Israel’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. Partner competes with Cellcom, Pelephone and MIRS principally on the basis of telecommunications service quality, brand identity, variety of handsets, tariffs, VAS and the quality of customer services.

Partner, Cellcom and Pelephone have each been awarded a 3G license. Cellcom commercially launched its 3G service and handsets in July 2006. Pelephone currently operates nationwide mobile telephone networks in Israel using both N-AMPS analog and CDMA and CDMA1 xRTT technology, as well as EV-DO technology. Pelephone also launched its new UMTS/HSXPA network in early 2009.

Currently, there are three major fixed ISPs in Israel: Bezeq International, 012 Smile Communications Ltd., or Smile, and Netvision 013 Barak, or Netvision. Each provider accounts for approximately one third of the ISP market. Partner has just entered this market.

In the fixed-line telephone service market, there are a number of providers. Bezeq is the major provider, and Hot Telecom, Netvision, Xfone Communication Ltd. and Smile began providing VOB service a few years ago. Partner has recently entered this market as well.

Partner is the first operator in Israel to launch web VOD service over the Internet to the user’s personal computer. The service is considered to be an innovative service in the Israel market. A few media and telecom players have expressed interest in entering the VOD market.

Palestine Telecommunication Co. Ltd., or Paltel, operates a GSM mobile telecommunications network under the name Jawwal in the areas of the West Bank and Gaza Strip administered by the Palestinian Authority, as well as a fixed-line network. Paltel’s GSM network competes with Partner’s network in some border areas where coverage areas overlap.

Spectrum and mobile telecommunications networks

As at December 31, 2008, Partner’s 3G network covered approximately 98% of the Israeli population.

Spectrum availability in Israel is limited and is allocated by the Ministry of Communications through a licensing process. Pursuant to the terms of its license and subsequent allocations, Partner was allocated 2 x 10.4 MHz in the 900 MHz frequency band, of which 2 x 2.4 MHz is shared with Paltel, which operates in the West Bank and the Gaza Strip. Partner also has an agreement to use an additional 2 x 2.4 MHz of spectrum in the 900 MHz frequency band on a shared basis with Paltel. Under this agreement, which has been endorsed by the Ministry of Communications, Partner is permitted to use this additional spectrum in Israel so long as it does not cause interference in areas where Paltel operates. Although Partner believes that it is entitled to use all of the spectrum it is using and that it is paying the required consideration for such use, the Ministry of Communications is conducting a hearing regarding the use of the shared spectrum, which may result in Partner being ordered to cease use or pay substantial fees for the use of these frequencies in the future.

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

Hong Kong and Macau mobile telecommunications business

Overview

We completed the spin-off of HTHKH on May 7, 2009 and as a result, the Hong Kong and Macau mobile telecommunications business ceased to be one of our business segments. We refer you to “Item 4. Information on the Company – C. History and Development of the Company – The Spin-off” for more information about the spin-off.

Prior to the spin-off, we provided GSM dual-band and 3G mobile telecommunications services under the “3” brand, through Hutchison Telephone Company Limited, or Hutchison Telephone HK, and Hutchison Telephone (Macau) Company Limited (as appropriate) in both Hong Kong and Macau. Based on market data, during 2008 we maintained our position as one of the largest mobile telecommunications operators in Hong Kong in terms of customer numbers, and together with Macau, provided services to approximately 2.7 million customers as at December 31, 2008.

We also had the largest 3G customer base among mobile operators in Hong Kong, with approximately 1.3 million customers as at December 31, 2008, and were the first 3G service provider in Hong Kong. Our 3G network in Hong Kong covered 99% of the population and provided territory-wide HSDPA coverage and Wi-Fi services at hot spots.

Prior to the spin-off, we had been providing GSM dual-band mobile telecommunications services in Macau since August 2001 and launched 3G mobile communication services in October 2007. In 2008, we were the second largest provider of mobile telecommunications services in Macau in terms of number of customers. Our business in Macau benefited from the significant cross-border visitor traffic from Hong Kong and China.

In 2008, the Hong Kong and Macau market focussed on mobile data promotion. “3” was the first mobile operator to launch iPhonesTM in both Hong Kong and Macau. The iPhoneTM rollout contributed to an increase in the number of customers who subscribe to our service plans tailored for high data usage customers. As at December 31, 2008, we had approximately 85,000 iPhoneTM subscribers.

In 2008, we entered into a cooperation agreement with the Philippine Long Distance Telephone Company Group, or Philippine Long Distance, to begin operating a MVNO business in Italy. In October 2008, MVNO services were launched in Italy.

CDMA service was terminated in November 2008 following the expiry of our CDMA license.

The following table sets out market and operating data for our mobile services in Hong Kong and Macau as at the dates or for the periods indicated:

3 Brand Mobile Services in Hong Kong and Macau*

	As at or for the year ended December 31,
	2006	2007	2008
Total customers (in millions)(1)	2.14	2.43	2.70
Growth in total customers (%)	8.6	13.5	11.1
Total turnover (in HK$ millions)	4,199	4,775	5,376
Growth in total turnover (%)	9.4	13.7	12.6
Blended ARPU (in HK$)(2)	152	159	149
Blended MOU (in minutes)(3)	469	491	459
Blended Churn (%)(4)	4.3	3.8	4.2

*	Hong Kong and Macau mobile telecommunications operations ceased to be a business segment upon the completion of the spin-off of HTHKH on May 7, 2009.
(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM or USIM that has access to the network for any purpose, including voice, data or video services and that have not been used up or expired at end of the reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (2G total airtime usage plus 3G voice and video usage, including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which is calculated by dividing the number of disconnections (net of reconnections and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

Prior to the spin-off of HTHKH in May 2009, we offered standard and enhanced mobile telecommunications services and products such as local voice, SMS, MMS, IDD, international roaming and mobile Internet access, as well as value-added services and products such as voice mail, ringtone and game downloads, information services and GPRS, in Hong Kong and Macau.

Our 3G services included video calls and a suite of content services including video-based services. We worked with over 280 3G content providers worldwide, enabling us to deliver a rich and diverse portfolio of content. We also provided the largest array of 3G video mobile phones in Hong Kong.

We provided territory-wide HSDPA coverage in both Hong Kong and Macau. HSDPA is a technological enhancement to 3G services which, through a HSDPA data card modem or handset, enables customers to access 3G services at higher speeds.

We launched the “X-Series” services in Hong Kong in the end of 2006. The X-Series provided our customers with access to a host of popular mobile broadband Internet applications, including Windows Live Messenger (MSN), Yahoo!Go, Google search, Skype and eBay, via over 140 models of “3” mobile handsets. In 2008, our X-Series service was further enriched with the launch of “3 Messenger.” We were selected by Apple Inc. to be the first mobile telecommunications provider to launch iPhoneTM 3G services in Hong Kong and Macau, which we launched in the second half of 2008.

Ownership

In May 2009, we completed the spin-off of HTHKH, which was previously our indirect wholly-owned subsidiary. HTHKH held our mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. As a result of the spin-off, HTHKH is no longer our subsidiary and the Hong Kong and Macau mobile telecommunications business ceased to be one of our business segments on May 7, 2009. We refer you to “Item 4. Information on the Company – C. History and Development of the Company – The Spin-off” for more information about the spin-off of HTHKH.

Prior to the completion of the spin-off of HTHKH, we held a 75.9% interest in Hutchison Telephone HK, while the minority interest was held by NTT DoCoMo.

Hong Kong and Macau mobile telecommunications markets

As at December 31, 2008, Hong Kong had a mobile phone penetration rate of over 162% based on internal calculations from publicly available market data, reflecting Hong Kong’s high number of resident customers with multiple subscriptions as well as business and tourist customers. There were approximately 11.4 million mobile phone subscriptions out of a total population of approximately 7.0 million in Hong Kong as at December 31, 2008.

Based on key statistics of radio communication and telecommunications services available from the website of the Macau government’s Office for the Direcção dos Serviços de Regulação de Telecomunicações, or DSRT, there were approximately 933,000 mobile telecommunications customers in Macau as at December 31, 2008, representing a penetration rate of over 170%.

Competition

In 2008 there were five 2G operators and four 3G mobile telecommunications operators in Hong Kong. Four companies hold both 2G and 3G licenses: SmarTone Mobile Communications Limited, or SmarTone, which is Vodafone’s exclusive partner in Hong Kong; Hong Kong Telecommunications (HKT) Limited (formerly SUNDAY o/b Mandarin Communications Limited), or PCCW Mobile, which is wholly-owned by PCCW-HKT Telephone Limited, or PCCW; CSL Limited, or CSL, and us. China Mobile Hong Kong Company Limited, or Peoples, which is a wholly-owned indirect subsidiary of China Mobile, China’s largest mobile telecommunications operator, has a 2G license only. A new CDMA 2000 license was jointly issued to PCCW Mobile and PCCW to operate a CDMA 2000 network that was launched in November 2008; this is the fifth 3G network in Hong Kong. In addition, in late 2008, three operators, namely PCCW Mobile, Peoples and us, converted or combined their respective licenses into Unified Carrier Licenses, which do not limit the number of networks that can be operated.

We were the second largest mobile telecommunications operator in Hong Kong by number of customers in 2008, based on publicly available market data. Hong Kong’s high mobile telecommunications penetration rate has resulted in intense competition for market share among mobile telecommunications operators. We competed principally on the basis of price, service quality, brand identity, variety of handsets, tariffs, value- added services and the quality of customer services. Furthermore, in the 3G segment of the market, operators compete on innovative products and services and mobile broadband services have become the focal point of competition among the Hong Kong mobile operators.

In Macau, there are currently four mobile telecommunications operators: Companhia de Telecommunicações de Macau S.A.R.L., or CTM, Macau’s previous monopoly mobile carrier and largest telecommunications operator; SmarTone Mobile Communications (Macau) Limited; China Telecom (Macau) Co. Limited; and us. As at December 31, 2008, we were the second largest mobile telecommunications operator in Macau by number of customers based on market data published by DSRT and information published by our competitors.

Spectrum and mobile telecommunications networks

Prior to the spin-off of HTHKH in May 2009, we provided 3G services in Hong Kong using W-CDMA technology.

Following the award of a 3G license in Hong Kong in October 2001, we obtained one block of paired spectrum of 2 x 14.8 MHz and one block of 5 MHz unpaired spectrum at the 1900 to 2200 MHz spectrum bands. We became Hong Kong’s first 3G mobile telecommunications services provider in January 2004.

Our 2G customers in Hong Kong used our GSM dual-band network, which allows radio communications to and from customer handsets to switch seamlessly between the 900 MHz spectrum and 1800 MHz spectrum bands resulting in enhanced network quality and capacity. We also offered GPRS technology in Hong Kong, which utilizes GSM frequencies.

Through a jointly-controlled entity with Hong Kong Telecommunications (HKT) Limited, we successfully bid for a total of 30 MHz of radio spectrum in the 2.5 GHz band at a total spectrum utilization fee of HK$518 million (US$66.8 million). The unified carrier license for this spectrum was issued to the jointly-controlled entity in March 2009. The license permits us to provide a variety of advanced high-speed multimedia services through implementation of Long Term Evolution technology.

For a more detailed discussion of spectrum allocation and licensing matters, see “—Regulation—Hong Kong—Licensing framework” and “—Regulation—Hong Kong—Licenses.”

Prior to the spin-off of HTHKH in May 2009, we used GSM mobile telecommunications networks for our 2G operations in Macau while we deployed W-CDMA technology for our 3G network.

Hong Kong fixed-line business

Overview

Prior to the spin-off of HTHKH in May 2009, we owned and operated what we believe was the largest fibre-to-building telecommunications network in Hong Kong, with approximately 5,300 kilometers of linear ducting and over 965,000 kilometers of core fibre-optic cable. Fibre-to-the-building networks are able to support a higher volume of traffic at faster transmission speeds for Internet and data communications compared to traditional copper cable networks. Using this fibre-to-the-building network, we were able to gain a firm foothold in the local fixed network industry.

We offered local and IDD voice call services, broadband Internet access and various data transmission services to residential and business customers in Hong Kong through Hutchison Global Communications Limited, or Hutchison Global Communications. In addition, we owned submarine cable capacities around the world through which we provided IPLC (international private line circuit), IPVPN (internet protocol virtual private network), IE (international ethernet), data and IDD (international direct dial) services in a wholesale manner to overseas carriers as well as cross-border services for corporate customers.

At the end of 2008, we had approximately 335,000 residential voice lines and approximately 240,000 business voice lines, as well as approximately 261,000 residential broadband Internet customers in Hong Kong. We also provided business broadband and data solutions, as well as business voice and IDD service to business customers in Hong Kong. Our clients included mainly banking and financial, governmental and quasi-governmental bodies. We also provided lease line connectivity to most of the mobile operators in Hong Kong through our fibre-to-the-building network.

The following table sets out certain market and operating data for our fixed-line services as at the dates or for the periods indicated:

Our Fixed-line Services in Hong Kong*

	As at or for the year ended December 31,
	2006	2007	2008
Total residential voice lines (in millions)	0.33	0.35	0.34
Growth in total residential voice lines (%)	10	5	(3.1)
Total residential broadband lines (in millions)	0.24	0.26	0.26
Growth in total residential broadband lines (%)	9.1	7.4	2.4
Total IDD outgoing traffic minutes (in millions)	1,286	1,581	1,802
Growth in total IDD outgoing traffic minutes (%)	29	23	14.0
Total turnover (in HK$ millions)	2,406	2,436	2,693
Growth in total turnover (%)	9.2	1.2	10.6

*	Hong Kong fixed-line services ceased to be a business segment upon the completion of the spin-off of HTHKH on May 7, 2009.

Products and services

Our fixed-line operations pioneered the integration of traditional and new technologies in Hong Kong by offering services that combined basic telecommunications services with video phones. Prior to the spin-off of HTHKH in May 2009, we also offered one of the fastest bi-directional residential broadband services available in Hong Kong.

In addition, following the connection of a new fibre-optic cable system known as the “HK-ShenZhen Western Corridor cable system” to the networks of major fixed-line operators in mainland China, we were the only operator in Hong Kong to have all of its cross-border networks successfully integrated with networks of all three operators in mainland China, thereby providing the biggest Hong Kong-China cross-border transmission capacity.

Ownership

In May 2009, we completed the spin-off of HTHKH, which was previously our indirect wholly-owned subsidiary. HTHKH held our mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. As a result of the spin-off, HTHKH is no longer our subsidiary and the Hong Kong fixed-line business ceased to be one of our business segments on May 7, 2009. We refer you to “Item 4. Information on the Company – C. History and Development of the Company – The Spin-off” for more information about the spin-off of HTHKH.

Prior to the spin-off, Hutchison Global Communications Holdings, the parent company of Hutchison Global Communications, had been our wholly-owned subsidiary since July 2005.

Hong Kong fixed-line telecommunications market

As at December 31, 2008, there were approximately 4.1 million telephone lines for subscribers in Hong Kong, including approximately 319,000 fax lines and 396,000 registered IP telephone subscribers, in a territory with a total population of approximately 7.0 million. Telephone density was approximately 59 lines per 100 people, calculated based on official government data.

In the Hong Kong Internet market, as at December 31, 2008 there were approximately 955,000 registered customer accounts with dial-up Internet access and approximately 2.0 million registered customer accounts with broadband Internet access according to data published by the Office of the Telecommunication Authority in Hong Kong, or OFTA.

Competition

Prior to the spin-off of HTHKH, in the fixed-line business in Hong Kong, we faced competition from four other fixed-line telecommunications operators. PCCW is Hong Kong’s previous monopoly carrier and, based on PCCW’s publicly released reports, by far the largest fixed-line telecommunications operator in Hong Kong. Other competitors included: Wharf T&T Limited, or Wharf T&T; New World Telecommunications Limited, or NWT; and Hong Kong Broadband Network Limited, or Hong Kong Broadband. Unlike us, Wharf and NWT rely more heavily on Type II interconnections provided by PCCW-HKT in offering voice services. For a description of Type II interconnections, see “—Regulation—Hong Kong—Key industry regulatory issues—Fixed-line interconnection.”

In the Hong Kong Internet service provider market, we faced competition from the same four companies who competed with us in the fixed-line telecommunications market: PCCW, which markets its services under the “Netvigator” brand name, Wharf T&T through its subsidiary i-Cable WebServe Limited, NWT and Hong Kong Broadband. PCCW’s “Netvigator” is the leading Internet service provider in Hong Kong, with more than 60% market share based on publicly available market data and PCCW’s publicly available reports.

Thailand

Overview

In Thailand, we market mobile telecommunications services on behalf of CAT Telecom Public Company Limited, or CAT Telecom, using CDMA2000 1X technology under the “Hutch” brand. We began operations in Thailand in February 2003. As at December 31, 2008, the “Hutch” brand service had approximately 1.1 million customers.

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT Wireless MultiMedia Ltd., or Hutchison CAT, and BFKT (Thailand) Limited, or BFKT, which both exercise contractual rights that have been agreed with CAT Telecom (the successor to the telecommunications business operations of the former Communications Authority of Thailand) to market services for a CDMA2000 1X network that CAT Telecom has the right to operate. CAT Telecom is the only mobile telecommunications operator in Thailand utilizing CDMA2000 1X technology.

Hutchison CAT is a corporation with two principal shareholders, Hutchison Wireless MultiMedia Holdings Limited, or Hutchison Wireless, and CAT Telecom.

Hutchison CAT has a contract with CAT Telecom to provide exclusive marketing services for CAT Telecom in central Thailand, an area that covers 25 of Thailand’s 76 provinces, including the capital city of Bangkok. The area covered by the marketing contract has a population of approximately 20 million people, representing approximately 32% of Thailand’s population. According to Thai government statistics, the provinces within our marketing area account for approximately 70% of Thailand’s GDP.

In 2006, CAT Telecom began trial service using CDMA2000 1X EV-DO technology in the 51 provinces of Thailand that are not within Hutchison CAT’s marketing area. Based on the results of this trial, in 2007, Hutchison CAT and CAT Telecom commenced nationwide CDMA roaming service between CAT Telecom’s CDMA network in 51 provinces and the CDMA network in 25 provinces within Hutchison CAT’s marketing area. The implementation of seamless voice roaming between the two networks has enhanced the efficiency of our CDMA network throughout the country and expanded Hutchison CAT’s connectivity, which has contributed to an increase in the number of Hutchison CAT’s customers. In addition, in 2008, CAT Telecom launched both postpaid and prepaid services using CDMA2000 1X EV-DO technology in the 51 provinces of Thailand that are not within Hutchison CAT’s marketing area. The launch helped to improve awareness of CDMA technologies among mobile telecommunications users in Thailand, a market which had previously been dominated by GSM services.

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

The following table sets out certain market and operating data for the “Hutch” brand CDMA2000 1X services as at the dates or for the periods indicated:

Hutch Brand Mobile Services in Thailand

	As at or for the year ended December 31,
	2006	2007	2008
Total customers (in millions)(1)	0.73	0.98	1.07
Growth in total customers (%)	0.0	34.3	9.2
Total turnover (in HK$ millions)	1,017	973	1,192
Growth in total turnover (%)	(2.7)	(4.3)	22.5
Blended ARPU (in THB)(2)	577	454	388
Blended MOU (in minutes)(3)	709	686	619
Blended Churn (%)(4)	6.5	6.0	5.9

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at the end of the reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis. During 2008, we revised the MOU definition to exclude inbound on-net minutes, in order to better align the key performance indicators to revenue generating events.
(4)	Blended churn represents the average of the churn rates for each month in the period, which is calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Since commencing operations in Thailand in February 2003, we have experienced operational and control difficulties in growing our business. In 2005, we launched a number of cost saving initiatives, including streamlining the organization and outsourcing of network maintenance and IT operations, and built upon these initiatives during 2006. In 2007, to compete against the other operators in Thailand who all have nationwide services, Hutchison CAT and CAT Telecom commenced nationwide CDMA roaming service between the 25 provinces within Hutchison CAT’s marketing area and CAT Telecom’s CDMA network in the remaining 51 provinces.

In view of our difficulties in expanding our network and customer base in Thailand, in January 2008, we announced that we would take an impairment charge against the full value of all non-current and intangible assets held in Hutchison CAT and BFKT. As a result, an impairment charge of HK$3,854 million (or approximately US$494.2 million) was recognized in our financial statements for the year ended December 31, 2007. See “Item 5. Operating and Financial Review and Prospects—Results of Operations for the year ended December 31, 2007 compared to the year ended December 31, 2006—Group results—Impairment charge.”

Since 2007, Hutchison CAT has focussed on developing new channels, improving its operations, matching customer needs with appropriate tariff plans and marketing, in an effort to increase its customer growth in Thailand. In February 2008, despite high inflation and an increase in the consumer price index in the beginning of the year, Hutchison CAT successfully reached 1 million subscribers. In face of weak consumer confidence as a result of global economic conditions, political instability and competitor tactics in Thailand, Hutchison CAT will continue to develop and implement new initiatives to strengthen its competitive position and increase customer growth in Thailand.

Products and services

In addition to traditional voice and text messaging services, we provide services and applications that are designed to take full advantage of the CDMA2000 1X network. We offer a wide variety of value-added multimedia services including ringtones, ringback tones, audiotext, wallpapers, animation, video clip downloads, games, news and horoscopes. We also operate A-GPS services allowing subscribers to locate target devices as well as to find location-sensitive information under our Navi content service.

We completed technical trials for CDMA 1X EV-DO technology in 2007. EV-DO, or evolution-data optimized, is a wireless radio broadband data standard adopted by many CDMA mobile phone service providers that permits faster data transfer rates compared to 2G. We believe that with CDMA 1X EV-DO we will offer the fastest mobile broadband Internet technology in Thailand. We recently completed an upgrade of our network to support EV-DO service in selected strategic areas of Bangkok and the east coast region of Thailand, where there is a large concentration of users who require the high-speed transfer rates that EV-DO technology can support, and we have launched trial EV-DO services in 2008.

Ownership

Hutchison CAT

Through our 49% interest in Hutchison Wireless, which holds 73.9% of the voting equity in Hutchison CAT, we have a 36.2% economic interest in Hutchison CAT. GMRP (Thailand) Limited, or GMRP, a company owned by a Thai company, beneficially holds 43.5% of the equity interests in Hutchison Wireless, and three other Thai shareholders together beneficially hold the remaining 7.5%. We hold our equity interests in Hutchison Wireless in the form of Class A shares, entitling us to one vote per share, while GMRP holds its equity interests in Hutchison Wireless principally in the form of Class B shares, which entitles it to one vote per 20 shares. This gives us voting control over Hutchison CAT on matters that do not require special shareholder resolutions under the shareholders’ agreement or the articles of association of Hutchison CAT, because we own approximately 80% of the voting equity of Hutchison Wireless, which holds 73.9% of the voting equity interests in Hutchison CAT. In addition, we exercise governing power over the business operations of Hutchison CAT through our shareholders’ agreements with the Thai shareholders of Hutchison Wireless, which, among other things, entitles us to nominate four of the five directors of Hutchison Wireless, who may nominate six of the nine directors of Hutchison CAT. CAT Telecom holds 26% of the voting equity in Hutchison CAT.

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

Notwithstanding the fact that we do not directly hold a majority of the equity ownership interests in Hutchison CAT or BFKT, we are nonetheless able to consolidate these businesses into our financial statements included in this annual report. They are consolidated as our subsidiaries under IFRS, the accounting principles under which our financial statements are prepared, because we have governing power over the business operations by virtue of our voting control and agreements with the Thai shareholders.

Mobile telecommunications industry in Thailand

The Thai mobile telecommunications market saw a 17% increase in customers from the fourth quarter of 2007 to the fourth quarter of 2008, based on the publicly available reports of three mobile operators in the Thai market and Hutchison CAT’s internal data. The penetration rate for mobile telecommunications services in Thailand was approximately 97.5% as at December 31, 2008.

In Thailand, a significant majority of mobile telecommunications customers are prepaid customers. We began marketing prepaid subscriptions in Thailand in late March 2004. As at December 31, 2008, the “Hutch” brand service had approximately 413,000 postpaid customers and approximately 657,000 prepaid customers.

Competition

The “Hutch” brand service was one of the later entrants to the Thai mobile telecommunications market and, as such, faces significant competition from more established brands with existing large customer bases and nationwide coverage. The “Hutch” branded service competes with three other major mobile telecommunications operators: Advanced Info Services, or AIS, Total Access Communications and True Move Company Limited (formerly known as TA Orange Company Limited), each of which has a significantly larger market share than us according to publicly available market data.

Mobile telecommunications network equipment leasing

BFKT has a contract to lease mobile telecommunications equipment and accessories, comprised of switching subsystems, base stations subsystems, networking subsystems, ancillary equipment for switching systems and network systems, test devices and radio system analysis equipment, to CAT Telecom. We also provide all of the technical personnel who manage such equipment and facilities. Under the contract, CAT Telecom engages us to install, repair, maintain and manage the equipment and accessories that we lease to CAT Telecom. We own the equipment that we lease to CAT Telecom pursuant to approvals granted by the National Telecommunications Commission, or NTC, but not the land on which the sites are located. The current lease is effective through 2015. We also have outsourced certain network maintenance through 2012.

Indonesia

Overview

We provide mobile telecommunications services in Indonesia through HCPT. HCPT holds a combined nationwide 2G and 3G mobile telecommunications license in Indonesia. We launched services in 2007 under the “3” brand and provide services on a GSM 1800 network with UMTS infrastructure overlaid on the GSM network in key cities, including Jakarta, Bandung and Surabaya. Currently our network covers several key cities in Sumatra, several parts of the populated area of Java and portions of other islands. HCPT started to provide mobile telecommunication services in Sulawesi, a major Indonesian island, in December 2008.

The following table sets out certain market and operating data for the “3” brand services in Indonesia as at the dates or for periods indicated:

3 Brand Mobile Services in Indonesia

	As at or for the year ended December 31,
	2007	2008
Total customers (in millions)(1)	2.04	4.50
Growth in total customers (%)	N/A	120.6
Total turnover (in HK$ millions)	117	315
Growth in total turnover (%)	N/A	169.2
Blended ARPU (in IDR)(2)	15,000	11,750
Blended MOU (in minutes)(3)	156	72
Blended Churn (%)(4)	17.7	18.9

(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.

(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis. During 2008, we revised the MOU definition to exclude inbound on-net minutes, in order to better align the key performance indicators to revenue generating events.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Products and services

We provide prepaid and postpaid 2G and 3G services.

In addition to basic voice and text messaging services, we provide 3G access, video calls, MMS and other data-based services through GPRS at speeds up to 64 kbps and through 3G at speeds up to 384 kbps. We also provide value-added services such as Yahoo! Messenger, streaming and ringback tones. HCPT also provides content such as music, games, horoscopes, news and sports news from more than one hundred content providers.

Ownership

We hold a 65% equity interest in HCPT, while the minority interest in HCPT is held by an affiliate of the Charoen Pokphand Group Indonesia.

We have also been granted an option to purchase up to 2,274,615 shares of HCPT, exercisable by notice in writing at any time during a twenty-year period in whole or in parts. The exercise of the option is conditional upon any prior approvals from, registrations with or notifications to any government bodies in Indonesia, including the Indonesian Capital Investment Coordinating Board, or BKPM, and the Indonesian Ministry of Communications, that may be legally required at the relevant time to effect the transfer of the shares and upon obtaining approval by our shareholders. Pursuant to an amended and restated shareholders’ agreement, existing shareholders of HCPT agreed that, among other things, with effect from April 9, 2009 (i) HCPT will have no rights and obligations under the Shareholders Agreement dated July 27, 2005 other than provisions relating to confidentiality and regulatory matters (ii) the minority shareholder of HCPT may elect not to provide any additional funding required by HCPT from its shareholders or from third parties requiring shareholder support and (iii) the minority shareholder together with its affiliates provided certain non-compete covenants.

Mobile telecommunications industry in Indonesia

According to industry data, GSM operators represent 84% of the mobile telecommunications markets, and wireless local loop and CDMA operators represent the remainder. In Indonesia, mobile telecommunications services are distributed primarily through small multi-brand retailers, who are serviced by a set of regional and national distributors and wholesalers, and by retailers controlled by wholesalers and distributors. These wholesalers and distributors purchase most of the starter packs and recharge vouchers from operators. According to industry data, Indonesia is principally a prepaid market, with about 97% of all customers nationwide using prepaid service.

Competition

We compete with the following mobile telecommunications operators in Indonesia: PT Telekomunikasi Selular, or PT Telekom, which provides services under the “Telkomsel” brand, and is 65% owned by PT Telekomunikasi Indonesia Tbk, the government-owned incumbent fixed-line operator in Indonesia, and 35% owned by Singapore Telecom Mobile Pte Ltd, a subsidiary of Singapore’s dominant telecommunications operator; PT Indonesian Satellite Corp, or PT Indosat, which is the second largest telecommunications operator in Indonesia and the primary provider of international telecommunications services in Indonesia and whose largest shareholder is Qatar Telecom QSC; PT Excelcomindo Pratama Tbk, or PT Excelcomindo, which provides services under the “XL” brand and which is controlled by Indocel Holding Sdn, Bhd, or Telekom Malaysia, which is an indirect subsidiary of

Telekom Malaysia International Berhad, the largest telecommunications operator in Malaysia; and PT Mobile-8 Telecom Tbk, or PT Mobile 8. We believe that PT Telekom, PT Indosat and PT Excelcomindo hold the largest shares of the Indonesian mobile telecommunications market, and that PT Telekom is the market leader in terms of number of customers. All of these companies hold both 2G and 3G licenses, with the exception of PT Mobile 8, which only holds a 2G CDMA license. A nationwide 2G and 3G license has been awarded to NTS, which is owned by Saudi Telecom and Maxis. NTS launched its services in February 2008. In addition to these mobile telecommunications operators, we also compete with three wireless local loop operators, which were originally awarded licenses to provide limited mobility telecommunications services, but are now able to provide full mobility telecommunications services.

Spectrum and mobile telecommunications networks

HCPT was awarded a nationwide mobile telecommunications license to operate mobile telephone services based on a combined 2G and 3G wireless network spectrum through the first open and competitive licensing process in Indonesia. Currently, five mobile telecommunications operators in Indonesia hold such a combined license. HCPT has been allocated 2 x 10 MHz of spectrum in the 1800 MHz frequency band and an initial 2 x 5 MHz of spectrum in the 2.1 GHz frequency band. An additional 2 x 5 MHz of spectrum in the 2.1 GHz frequency band has been reserved for HCPT, which HCPT may utilize as needed provided that it has paid the related fees due and satisfied its construction commitments in line with its deployment plan approved by the government of Indonesia.

HCPT has been building out its nationwide wireless network. HCPT has engaged Nokia Siemens Networks for the majority of the network deployment in Java, Bali/Lombok and Sumatra. In February 2008, HCPT entered into similar network procurement and managed services agreements with the Indonesian affiliate of ZTE to deploy a GSM network on the islands of Kalimantan and Sulawesi. In 2008, HCPT also entered into agreements with PT Excelcomindo for the lease of certain of its base station towers and dark fibres.

On March 18, 2008, HCPT entered into a conditional agreement to sell up to 3,692 base station tower sites to Protelindo for a cash consideration, assuming completion of all towers, of US$500.0 million (HK$3,882 million). The sale is expected to be made in tranches over a two-year period. As a condition to the agreement, HCPT and Protelindo entered into a master lease agreement granting HCPT (i) the right to use the capacity reserved for HCPT on the base station towers sold under the tower transfer agreement and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price.

Vietnam

Overview

We provide mobile telecommunications services in Vietnam through a business cooperation contract partnership, or BCC, with Hanoi Telecom. We launched CDMA services in 2007 under the “HT Mobile” brand and provided nationwide services in each of the 64 provinces of Vietnam on a CDMA2000 1X EV-DO network. During our initial start-up phase, we were unable to offer a sufficient variety of cost-competitive CDMA handsets to effectively compete with GSM providers, which negatively affected our ability to attract customers. In addition, our initial customer growth was slowed by strong competition from other CDMA operators, who offered significant handset subsidies at the time of our entry into the market. As a result of the foregoing, our customer base in Vietnam has grown more slowly than we anticipated, which has negatively affected our results of operations in Vietnam in 2007 and 2008.

On March 8, 2008, we received approval from The People’s Committee of Hanoi City to permit us to switch our operating spectrum from CDMA to GSM, which we believe has better business prospects than CDMA. In connection with the change, we were granted an Investment Certificate with a term of 15 years. During the second quarter of 2008, we temporarily migrated all our existing CDMA customers to a third-party CDMA network, and at the end of June 2008, disabled the radio system of HT Mobile. In August 2008, we awarded contracts to switch the network system from CDMA to GSM. We launched our new GSM services on April 9, 2009 under the “Vietnamobile” brand and via a nationwide network with presence in 64 provinces.

The following table sets out certain market and operating data for our services as at the dates or for the periods indicated:

HT Mobile Brand Services in Vietnam*

	As at or for the year ended December 31,
	2007	2008
Total customers (in millions)(1)	0.15	N/A	(5)
Growth in total customers (%)	N/A	N/A	(5)
Total turnover (in HK$ millions)	40	18
Growth in total turnover (%)	N/A	(55.0)
Blended ARPU (in VND)(2)	66,000	N/A	(5)
Blended MOU (in minutes)(3)	72	N/A	(5)
Blended Churn (%)(4)	14.8	N/A	(5)

*	On April 9, 2009, we began offering services in Vietnam under the “Vietnamobile” brand and we no longer use the “HT Mobile” brand.
(1)	Total customers comprise postpaid customers and prepaid customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Blended ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Blended MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis.
(4)	Blended churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.
(5)	Due to the conversion of CDMA network to GSM, the CDMA network was shut down and the CDMA customers were temporarily migrated to a third-party network during the first half of 2008, pending our launch of a GSM network, which was launched in April 2009. As a result, we do not have any meaningful performance data as at or for the year ended December 31, 2008.

Products and services

We launched new GSM services on April 9, 2009 under the “Vietnamobile” brand via a nationwide network with presence in 64 provinces. At the same time, we also launched a welcome back program to enable our former customers who had been migrated to a third-party CDMA network to switch to our new GSM services. We provide nationwide 2G service using the GSM 900 MHz spectrum.

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

We obtained a 15-year investment license from the Ministry of Planning and Investment of Vietnam, effective in February 2005,

approving the BCC between Hutchison Telecommunications (Vietnam) S.a r.l, or Hutchison Vietnam, our indirect wholly-owned subsidiary, and Hanoi Telecom. In connection with conversion to GSM services, we relinquished our original license and received a new license for 15-years beginning from March 2008.

Under our BCC with Hanoi Telecom, we are jointly building, developing and operating a mobile telecommunications network and provide services over this network in Vietnam. Hutchison Vietnam contributes the capital and management resources towards the deployment and operation of the network. The network was formerly deployed and operated pursuant to a facility based service, or FBO, license to operate mobile communications services in the 800 MHz band. We now operate GSM services in the 900 MHz band.

Under the BCC, we and Hanoi Telecom share on an equal basis the free cash flow, defined as cumulative profits before tax after the repayment of the funding paid by Hutchison Vietnam for the development of the network and the business (determined according to a pre-agreed formula).

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

Mobile telecommunications industry in Vietnam

Vietnam has a population of more than 85 million and a relatively low mobile telecommunications market penetration rate. Based on data published by the Vietnamese Ministry of Information and Communication, there are approximately 58 million mobile telephone customers, or a penetration rate of approximately 67%. However, we believe that government data includes inactive customers and, as a result, the actual penetration rate is lower.

As of the end of 2008, there were seven licensed FBOs in the mobile communications business in Vietnam comprised of four GSM networks in the 900 MHz and 1800 MHz spectrums, two CDMA networks in the 800 MHz spectrum and one CDMA network in the 450 MHz spectrum. In February 2008, G-Tel Mobile was granted a 15-year license to operate a GSM network in the 1800 MHz spectrum, bringing the total number of FBOs to seven.

Competition

We compete with GSM-based and CDMA-based mobile telecommunications operators. The three other GSM operators in Vietnam are: Vietnam Mobile Telecom Services Company, which markets its services under the “MobiFone” brand; Vinaphone Company, which markets its services under the “Vinaphone” brand; and Vietel Corporation, which markets its services under the “Vietel Mobile” brand. The CDMA competitors are EVN Telecom and S-Fone, which is an affiliate of Saigon Postel. The three GSM operators in service and EVN Telecom are wholly state-owned enterprises while Saigon Postel is a joint stock company that has entered into a BCC with SLD Telecom, which is a joint venture company among SK Telecom, LG Electronics and Dong-A Telecomm. G-Tel Mobile has entered into a joint venture with Vimpelcom.

Spectrum and mobile telecommunications networks

Our local partner, Hanoi Telecom, is a joint stock company that holds an FBO license for mobile communications services throughout Vietnam. The original FBO license was issued in February 2005 and had a term of 15 years with a frequency band at 800 MHz. We are continuing to roll out a nationwide mobile network, and have mainly engaged Nortel for the network deployment as well as maintenance and support services. In connection with the conversion to GSM services in the 800-900 MHz frequency band, we relinquished our original license and received a new license valid for 15 years beginning from March 2008.

Sri Lanka

Overview

In August 1997, we acquired a 100% interest in Hutchison Telecommunications Lanka (Private) Limited (formerly called Lanka Cellular Services (Pvt.) Ltd.), or Hutchison Lanka, which holds one of the five nation-wide mobile telecommunications licenses in Sri Lanka. We began providing mobile telecommunications services in December 1998 by setting up analog base stations around Sri Lanka’s capital, Colombo. We subsequently launched GSM services in 2000 throughout the interior and southwest regions of the country. In May 2004, Hutchison Lanka launched the “Hutch” brand and commenced operating on a 100% prepaid basis. The analog network around Colombo was shut down in July 2004.

Our GSM network grew by 55% in 2008 (in terms of number of cellular mobile base stations). Our network covered approximately 70.1% of Sri Lanka’s population at the end of 2008, and we had a customer base of approximately 887,000 users.

The telecommunications sector of Sri Lanka has grown significantly in the past few years, primarily as a result of a recent liberalization of the industry. However, Sri Lanka has experienced renewed civil unrest since 2007, with skirmishes between government security forces and the Liberation Tigers of Tamil Eelam. Towards the end of 2008, the government gained control over a major part of the north and east of the country. The unrest in the country, coupled with rising oil prices and the impact of the worldwide economic downturn, has led to a higher rate of inflation, affecting the living standards of the majority of Sri Lankans, including their mobile phone usage. As a result, the Sri Lankan telecommunications sector has faced decreased turnover and increased costs, leading to lower profitability.

The following table sets out certain market and operating data for the “Hutch” brand mobile services in Sri Lanka as at the dates or for the periods indicated:

Hutch Brand Mobile Services in Sri Lanka

	As at or for the year ended December 31,
	2006	2007	2008
Total customers (in thousands)(1)	559	1,141	887
Growth in total customers (%)(1)	133.4	104.1	(22.3)
Total turnover (in HK$ millions)	124	189	160
Growth in total turnover (%)	33.3	52.4	(15.3)
Prepaid ARPU (in LKR)(2)	378	294	175
Prepaid MOU (in minutes)(3)	123	106	65
Prepaid Churn (%)(4)	2.2	2.5	4.0

(1)	Total customers comprise prepaid mobile telecommunications customers who have a SIM that has access to the network for any purpose, including voice or data services and that have not been used up or expired at end of reporting period.
(2)	Prepaid ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(3)	Prepaid MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of activated customers for the period, on a twelve-month weighted basis. During 2008, we revised the MOU definition to exclude inbound on-net minutes, in order to better align the key performance indicators to revenue generating events.
(4)	Prepaid churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers during such period.

Products and services

Hutch Lanka presently offers only prepaid service. In addition to voice and data services, Hutchison Lanka also offers value-added services such as reload, IDD, ringback tones, international SMS, cricket alerts, call conference, call forwarding/waiting, ringtones, picture downloads, voice SMS, GPRS services and allowing subscribers to transfer credits to other subscribers wirelessly via SMS.

Sales and distribution

The Hutchison Lanka distribution structure operates through two channels: a promotion channel and a distribution channel. Promotions are conducted at many locations each month. Airtime distribution is done through the reload/top-up distribution channel. We use four main business partners to distribute SIMs, while over 80% of airtime distribution is made through reload outlets that function as retail points. We had approximately 9,210 reload outlets in Sri Lanka as at the end of 2008.

Mobile telecommunications industry in Sri Lanka

Sri Lanka has a population of approximately 21.3 million, with a mobile penetration rate of approximately 49% according to government statistics and publicly available reports. Based on internal estimates, there is strong competition among the five existing mobile telecommunications operators on tariffs, coverage and value-added services.

In recent years, the government of Sri Lanka has encouraged foreign investment in the telecommunications sector. Foreign investors are permitted to hold 100% of a mobile telecommunications operator. At present, all mobile telecommunications operators in Sri Lanka are either fully-owned or partly-owned by foreign investors. Dialog Telekom Limited, or Dialog Telekom, is 91% owned by Malaysia Telekom; Tigo (Private) Limited (previously named Celltel Lanka (Pvt) Ltd), or Tigo, is wholly-owned by Millicom International Cellular S.A.; and Mobitel (Pvt) Ltd, or Mobitel, is owned by Sri Lanka Telecom Limited, which in turn is partly state-owned and partly owned by Global Telecommunications Holdings N.V., or GTH. GTH is a wholly-owned subsidiary of Usaha Tegas Sdn. Bhd., which also wholly-owns Maxis Communications Bhd., a leading telecommunications provider based in Malaysia that operates in that country as well as in India and Indonesia. A fifth operator, Airtel, which is owned by Bharti Airtel Limited, or Bharti Airtel, commenced operations in January 2009.

Competition

There are five mobile telecommunications operators currently operating in Sri Lanka, namely Dialog Telekom, Tigo, Mobitel, Airtel and Hutchison Lanka. Based on information published by our competitors and our own internal data, Dialog Telekom is the leading operator with over 5.2 million subscribers, followed by Mobitel with 2.5 million subscribers, and Tigo with 1.9 million subscribers. Airtel commenced operations in January 2009.

Spectrum and mobile telecommunications networks

Hutchison Lanka initially operated in the 900 MHz band. In 2005 it acquired spectrum in the 1800 MHz band and now operates GSM services in the 900 MHz and 1800 MHz bands. We currently have 607 base stations in operation in all parts of Sri Lanka and are carrying out a rapid network expansion program.

Ghana

On July 11, 2008, we completed the sale to EGH International Limited, or EGH, of all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa, the operating company for our Ghana operations, for a cash consideration of HK$583.5 million (US$75.3 million) before costs and expenses.

We initially acquired our interest in Kasapa (formerly known as Celltel Limited) through our holding company, Kuwata Limited, and its subsidiary, Certwell Limited, in 1998.

Kasapa received a 15-year replacement license effective December 2, 2004, authorizing the provision of mobile phone service on its present 800 MHz spectrum. Kasapa commenced offering CDMA2000 1X service in September 2005, simultaneously decommissioning the AMPS analog network that it had previously been using. After the CDMA launch, geographical coverage was extended to seven of Ghana’s ten regions, and a limited-mobility service targeted at homes and businesses was launched.

The following table sets out certain market and operating data for our mobile services in Ghana as at the dates or for the periods indicated:

Our Mobile Services in Ghana*(1)

	As at or for the year ended December 31,
	2006	2007	2008*
Total customers (in thousands)(2)	200	289	N/A
Growth in total customers (%)(2)	250.6	44.5	N/A
Total turnover (in HK$ millions)	130	194	123
Growth in total turnover (%)	140.7	49.2	(36.6)
Prepaid ARPU (in GHC)(1),(3)	9.6	8.0	N/A
Prepaid MOU (in minutes)(4)	124	108	N/A
Prepaid Churn (%)(5)	2.0	2.9	N/A

*	Ghana ceased to be a business segment on July 11, 2008 and as a result, we have not disclosed the key performance indicators for Ghana as at or for the year ended December 31, 2008.
(1)	Effective from July 1, 2007, the Bank of Ghana redenominated the currency in Ghana, at an adjustment of ten thousand old Ghana Cedi to one New Ghana Cedi. The new denomination has been adopted for 2007 and applied retrospectively to previous periods.
(2)	Total customers comprise prepaid mobile telecommunications customers who have used any chargeable network services within the three months prior to the end of reporting period.
(3)	Prepaid ARPU is calculated as the total service revenues during the period, divided by the weighted average number of activated customers in that period, on a twelve-month weighted basis.
(4)	Prepaid MOU is calculated by the total minutes carried over the network (including both inbound and outbound roaming during the period) divided by the weighted average number of active customers for the period, on a twelve-month weighted basis.
(5)	Prepaid churn represents the average of the churn rates for each month in the period, which are calculated by dividing the number of disconnections (net of reconnection and internal migration between networks) for the relevant period by the average number of customers at the beginning of such period.

Non-telecommunications businesses

Disposal of Vanda IT Solutions

Our non-telecommunications business was comprised primarily of the IT solutions business of Vanda IT Solutions & Systems Management Limited, or Vanda IT Solutions, and its subsidiaries. The business included sales of computer systems, provision of related systems integration services, software development and e-business services. In July 2006, we sold our 100% interest in Vanda IT Solutions and its subsidiaries, and all loans extended by us to Vanda IT Solutions and its subsidiaries through June 30, 2006, to a wholly-owned subsidiary of Hutchison Whampoa, our major shareholder. The purchase price was determined after arms-length negotiations.

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

Following our sale of CGP Investments Holdings to Vodafone in May 2007, Hutchison Essar Limited, or Hutchison Essar, and its subsidiaries may continue to use the “Hutch” brand name for up to three years following completion of the sale.

Partner has a license from Orange International Developments Limited, a subsidiary of Orange plc, to use the “orange™” brand. Under the brand license agreement, which became effective on July 1, 1998, Partner has the exclusive right to use the “orange™” brand in connection with personal communications services and promoting its network services in Israel for as long as Partner is able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. The license is royalty-free until July 1, 2013, and the parties may negotiate the terms and fees for operating the license thereafter.

Our Vietnam operations use the “Vietnamobile” trademark, which is owned by Hanoi Telecom.

Licenses and network infrastructure

We are dependent on the licenses we hold to provide our telecommunications services. Further details on the issue and regulation of licenses can be found in “—Regulation.” The table below summarizes the significant licenses held by our group as at March 31, 2009 and details of their related network infrastructure:

Country and Service Area	License Expiration Date	Network Type
Israel	February 2022(1)	GSM 900, GSM 1800, UMTS
Israel	January 2027	Domestic fixed-line
Israel	April 2013	ISP
Thailand (25 provinces)	N/A(2)	CDMA2000 1X(2)
Indonesia	N/A(3)	GSM 1800/UMTS
Vietnam(4)	March 2023	GSM 800-900
Sri Lanka	February 2012	GSM 900/1800
Ghana	December 2019	CDMA2000 1X
Hong Kong(5)	October 2016	W-CDMA
	November 2020	GSM 800/900
	September 2021	GSM 1700/1800
Hong Kong(5)	June 2010	Fixed-line
Macau(5)	July 2010	GSM 900/1800
Macau(5)	June 2015	UMTS

(1)	License may be renewed for additional six-year term.
(2)	The licenses are held by CAT Telecom. Through Hutchison CAT, we provide marketing services to CAT Telecom. See “—Operating companies review—Thailand.”
(3)	License is for an unlimited period to the extent HCPT complies with its terms and the prevailing laws and regulations.
(4)	License is held by Hanoi Telecom.
(5)	We ceased to have Hong Kong and Macau operations when we completed the spin-off of HTHKH on May 7, 2009.

Regulation

Our operating companies are generally subject to regulations governing the operation of their business activities. Such regulations generally take the form of industry-specific laws and regulations covering telecommunications services. The following sections describe the regulatory framework and the key regulatory developments in the countries in which we have operations.

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

The Ministry of Communications has promulgated regulations that, coupled with a change effected in the mobile telephone operators’ licenses, impose a uniform call and SMS interconnect tariff. In 2004, the Ministry of Communications announced regulatory changes that significantly reduce call interconnect tariffs and SMS interconnect tariffs and limit future increases in such tariffs to changes in the Israeli Customer Price Index, or Israeli CPI. Further review of these tariffs by the Minister of Communications is expected.

On March 29, 2005, the Telecommunications Law was amended to require that the Minister of Communications implement a mobile number portability plan and, separately, a fixed-number portability plan, each by September 1, 2006. The number portability plan mandated by law was launched by all telecommunications operators on December 1, 2007. The Ministry of Communications has notified Partner, as well as the other operators, that it is considering imposing monetary sanctions on relevant telecommunication license holders, including Partner, for failing to implement number portability by September 2006. Partner responded to this notice by asserting that the delay resulted from the Ministry of Communications’ failure to adequately plan and design the number portability plan. Nonetheless, Partner may be exposed to substantial monetary sanctions and further legal claims.

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

In August 2007, the Ministry of Communications notified Partner that it could no longer offer tariff plans based on one-minute billing units or other billing units longer than twelve seconds and amended its license accordingly. Effective January 2009, Partner must base its tariff plans on one-second billing units.

In 2008, the Consumer Protection Law was amended. Under the amended law, commencing in January 2009, operators are obligated, upon the expiry of a limited duration contract with a customer, to discontinue services to the customer after the expiry date, unless the price of services to be provided after the expiry date was set in advance or unless the operator obtained the customer’s consent to continue to provide these services.

In August 2008, the Ministry of Communications adopted the majority of the recommendations published in March 2008 by the Grunau Committee. The adopted recommendations include to: accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure-based operators to the cellular market; publish a WIMAX frequencies tender for cellular use; examine interconnect fees and further revise them accordingly during 2009; negotiate a reduction of inbound and outbound roaming tariffs with the European Union, the European Union member states, and other countries frequently visited by Israelis; regulate charges for mobile-originated international calls; and prohibit linkages between cellular services transactions and handset purchase transactions. Another recommendation is to unbundle Bezeq’s network and alleviate some of the restrictions currently imposed on Bezeq and its subsidiaries with respect to the offering of integrated service packages.

In February 2009, the Ministry of Communications published a policy regarding the allocation of bandwidth in the WIMAX spectrum. According to the policy, incumbent cellular operators would not be allowed at this point to participate in the WIMAX 2.5 GHz frequency tender, which will be open mainly to new entrants to the telecommunications market. The Ministry has begun to allocate bandwith in the WIMAX spectrum.

Regulatory changes presently under consideration

In March 2007, the Ministry of Communications initiated a review to determine whether to allow MVNO operators to enter the Israeli telecommunications market. Upon completion of the review in August 2007, the recommendations made to the Ministry of Communications were to permit the MVNOs into the Israeli cellular market by granting them licenses, and encouraging negotiations between potential virtual operators and the existing cellular operators without the intervention of the Ministry of Communications. In March 2008, the Grunau Committee recommended acceleration of the regulatory process required for the entry of MVNOs into the mobile market and this recommendation was later adopted by the Ministry of Communications. In addition, a private bill was introduced to facilitate MVNOs’ entry into the Israeli cellular market. In January 2009, the Ministry of Communications began conducting hearings regarding the draft MVNO license and regulations and Partner submitted its position in February 2009.

In October 2007, the Ministry of Communications recommenced hearings to consider a prohibition on mobile phone operators from linking handsets sales to various customer benefits, including air time.

The Ministry of Communications is evaluating the cost of roaming and may introduce new regulations that would limit roaming fees charged by Israeli mobile phone companies. These new regulations could limit Partner’s charges on calls made by foreign customers in Israel using Partner’s network as well as charges for calls that Partner’s customers make using their handsets abroad. Because roaming charges are a significant source of revenue, these regulatory limits could adversely affect Partner’s revenues. The Ministry of Communications has requested additional and more specific international roaming data from the cellular companies.

Partner’s license

No person, other than the State of Israel, may provide public telecommunications services in Israel without a license issued by the Ministry of Communications.

On April 7, 1998, the Ministry of Communications granted Partner a general license to establish and operate a mobile telecommunications network in Israel for a period, following an amendment to the license in June 2002, of 20 years from February 1, 2002. Partner paid a fee and associated costs totaling approximately NIS 1,571 million for the license. In the December 2001 spectrum auction in Israel, Partner was awarded additional spectrum (GSM 1800 MHz spectrum and UMTS third-generation 1900 MHz and 2100 MHz spectrum). Partner’s license was amended to include the terms relevant to the additional spectrum. The license amendment cost Partner NIS 180 million for the GSM 1800 spectrum, payable in two installments, and NIS 220 million for the UMTS third-generation spectrum, payable in six installments. Partner’s license may be extended for an additional six-year period upon request to the Ministry of Communications and confirmation being received from the Ministry that certain performance requirements have been met. Partner may also request renewal of its license for successive six-year periods thereafter, subject to regulatory approval.

Partner must pay royalties to the State of Israel every quarter based on its chargeable revenues, as defined in the relevant regulation, from mobile telecommunications services. In November 2004, the Ministry of Communications announced that from January 2006 the rate of royalties payments will be reduced annually by 0.5%, from 3.5% to a final level of 1%. For 2007, the rate was 2.5%, for 2008, the rate was 2% for 2009, the rate is 1.5%, and for 2010, the rate will be reduced to the final level of 1%.

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

As a condition of its license, Israeli entities from among Partner’s founding shareholders and their approved substitutes must hold at least 5% of its issued and outstanding share capital and of each of its means of control. “Israeli entities” are defined as individuals who are citizens and residents of Israel and entities formed in Israel and controlled, directly or indirectly, by individuals who are citizens and residents of Israel, provided that indirect control is only through entities formed in Israel, unless otherwise approved by the Israeli Prime Minister or the Minister of Communications. Partner’s founding shareholders and their approved substitutes must hold, in the aggregate, at least 26% of each of Partner’s means of control. Partner’s license provides restrictions on changes of control and on the direct or indirect transfer of 10% or more of any means of control in Partner, such as voting or other control rights. The Ministry of Communications takes into account indirect interests in Partner when calculating whether someone has 10% or more of the means of control in Partner. At least 10% of Partner’s board of directors must be appointed by Israeli entities, as defined above, provided that if the board is comprised of up to 14 members, only one such director must be so appointed, and if the board of directors is comprised of between 15 and 24 members, only two such directors must be so appointed. The Minister of Communications is entitled to appoint an observer to the board of directors and its committees, subject to certain qualifications and confidentiality undertakings.

Partner’s stock was initially listed on NASDAQ and the London Stock Exchange in October 1999 and on the Tel Aviv Stock Exchange in July 2001. Partner discontinued its listing on the London Stock Exchange in March 2008. In connection with Partner’s initial public offering, its license was amended by the Ministry of Communications to provide that certain transactions related to a public offering would not be considered a transfer of any means of control. If publicly traded shares or share equivalents, such as ADSs, are transferred in breach of the license restrictions, Partner must notify the Ministry of Communications and request the consent of the Minister of Communications within 21 days of learning of the breach. In addition, should a shareholder, other than a founding shareholder, breach these or other restrictions without obtaining the consent of the Minister of Communications, its shareholdings may be converted into dormant shares, which would have no rights other than the right to receive dividends and other distributions to shareholders and to participate in rights offerings.

The existence of shareholdings that breach the restrictions of Partner’s license in a manner that could cause them to be converted into dormant shares, or may otherwise provide grounds for the revocation of Partner’s license, will not serve, in and of themselves, as the basis for the revocation of the license so long as, among other conditions, the principal shareholders of Partner continue to hold in the aggregate at least 26% of the means of control of Partner.

In May 2004, the Ministry of Communications approved the restructuring and the indirect transfer of shares in Partner by Hutchison Whampoa as a result of our listing on the Main Board of the SEHK and the New York Stock Exchange, or NYSE. The Ministry of Communications confirmed that, following the listings and for so long as the Hutchison Whampoa group remains our single largest shareholder and retains at least 30% of our total issued share capital, it will not be a breach of Partner’s license if any person transfers or acquires shares in our company that would constitute an indirect transfer or acquisition of means of control in Partner requiring the prior consent of the Ministry of Communications without such prior consent having been obtained. As a condition to this approval, our board of directors, promptly after becoming aware of such transfer or acquisition, must notify Partner and, in accordance with our articles of association, suspend specified voting rights conferred by those shares. The specified rights are the voting rights attaching to those shares on any resolution or matter before a general meeting of our company that concerns the activities of Partner or the appointment of a director or managing director of Partner, and the voting rights of any of our directors who has been appointed by or at the direction of the holder of those shares to our board of directors on any resolution or matter before a meeting of our board of directors that concerns the activities of Partner or the appointment of a director or managing director of Partner. Such a suspension or voting rights is required to remain in place until the grant or obtaining of any approvals of the Ministry of Communications required under Partner’s license.

Partner’s license generally prohibits cross-control or cross-ownership among competing mobile telecommunications operators without a permit from the Ministry of Communications.

During a period of emergency, control of Partner’s mobile radio telecommunications system may be assumed by any lawfully authorized person for the security of the State of Israel to ensure the provisions of necessary service to the public, and some of the spectrum granted to Partner may be withdrawn temporarily. In addition, Partner’s license requires it to supply certain services to the Israeli defense and security forces. Furthermore, certain of Partner’s senior officers are required to obtain security clearance from Israeli authorities.

Matters relating to national security may only be dealt with by a board committee formed for that purpose. The committee must include at least 4 members, out of which at least one must be an external director. Only directors with the required security clearances issued by the Israeli government and those deemed appropriate by Israel’s General Security Service may be members of this committee. Resolutions adopted by this committee shall be deemed as if adopted by the board of directors.

In March 2007, Partner’s license was amended to include a requirement that it may not provide its customers with access to services for which there is a significant charge unless the customer has specifically requested access to such service. Partner must also inform customers of their ability to block access to such services.

Partner’s license was amended effective September 2007 to require it to use billing units of no longer than twelve seconds, and on January 1, 2009, the license was further amended to require billing units of no longer than one second. In addition, in March 2008, Partner’s license was amended to require it to shorten the commitment period in its standard subscriber agreements with non-business customers to 18 months and to offer other effective rate plans without a commitment period.

Partner’s license was further amended in October 2008, effective January 1, 2009 obligating it to set fixed tariffs for certain services determined by the Ministry of Communications in limited duration agreements with non-business customers and prohibiting Partner from raising tariffs during the agreement period.

ISP license

In March 2001, Partner received a special license issued by the Ministry of Communications, allowing it, through its own facilities, to provide Internet access to both mobile and fixed network customers. The license has recently been renewed and is valid until April 2013. Partner began supplying commercial ISP services as of the first quarter of 2009.

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

Domestic Fixed-Line License. In January 2007, the Ministry of Communications granted a subsidiary of Partner a license to provide domestic fixed-line telecommunications services. The license expires in twenty years but may be extended by the Ministry of Communications for successive periods of ten years provided that the licensee has complied with the terms of the license and has acted consistently for the enhancement of telecom services. The license was amended in February 2007 to allow Partner to access the infrastructure of Bezeq and HOT to provide VOB services to customers, charging customers directly, without paying usage fees to the access owner.

Transmission License. Following Partner’s purchase of a fibre-optic transmission business from Med-1 I.C. 1 (1999) Ltd, or Med-1, in March 2006, the Ministry of Communications granted Partner in August 2006 a special license to provide transmission and data communications services. This special license permits digital transmission services to be provided over fixed lines so that Partner’s customers can create a data-link between customer sites and between the site of one customer and that of another. The special license also permits Partner to charge its customers for this service and to lay, install, and connect cable to support the digital transmission services. The special license was valid through July 2007 and has been added as a service in Partner’s domestic fixed-line license.

Antenna and other permits

The Ministry of the Environment is empowered to grant erection and operation permits for Partner’s antennas. For most of its antennas, Partner must also obtain a building permit from local licensing authorities. The construction of Partner’s antennas may also be subject to the approval of the Civil Aviation Administration and the Israeli Defense Forces. Like other mobile telecommunications operators in Israel, Partner has experienced difficulties in obtaining some of these consents and permits, especially from local building authorities. As at December 31, 2008, less than 10% of Partner’s antenna sites were operating without local building permits or applicable exemptions. A portion of these are microsites, which can be removed or repositioned at relatively low cost and with minimal effect on Partner’s network capacity. Operating network sites without building or other required permits may result in criminal or civil liability to Partner or its officers and directors. Partner believes that a portion of the sites operating without permits from local authorities do not require local building permits under applicable law. In addition, some of the building permits are not compatible with the antenna sites for which they were obtained. If Partner continues to experience difficulty in obtaining approvals for the erection of antenna sites, this could adversely affect Partner’s existing network, delay the erection of additional antenna sites to its network and adversely impact its 3G network. This difficulty could have an adverse effect on the extent, quality and capacity of Partner’s network coverage and its ability to continue to market its products and services effectively. Partner’s inability to resolve these issues in a timely manner could also prevent it from achieving or maintaining the network coverage and quality requirements contained in its license.

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

In addition, Partner set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the requirement to obtain a building permit. Recently, several claims were filed asserting that the exemption does not apply to cellular communications devices. In response to these various complaints, different local courts have issued conflicting judgments, which have been appealed. Recently, a district court ruling adopted the position that the exemption does not apply to cellular communications devices. Partner and the competing cellular companies filed a request to appeal this ruling to the Supreme Court. The Attorney General has also filed an opinion regarding this matter stating that the exemption does apply to cellular communications devices. A petition has been filed with the High Court of Justice seeking to annul the Attorney General’s opinion. The Supreme Court has not yet ruled on this matter. In addition, a recent district court ruling adopted the position that wireless access devices must be installed on the highest level of a building that constitutes the rooftop, and cannot be installed on the same level as a residence or another level which people regularly visit. Partner has installed devices which do not satisfy the position adopted by this district court ruling. Should a definitive judgment hold that the exemption does not apply to cellular devices or that devices must be installed on the highest level of a building that constitutes the rooftop, Partner may be required to remove its existing devices and may not be able to install new ones on the basis of an available exemption, which would negatively impact Partner’s network capacity.

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

Partner’s potential liability in connection with alleged health risks relating to antenna sites or in connection with alleged depreciation in the value of nearby properties as a result of the building of antenna sites may be increased as a result of a number of recent developments. Under the Non-Ionizing Radiation Law, the National Council for Planning and Building requires indemnification undertakings by mobile phone companies as a precondition for obtaining a building permit for a new or existing antenna site that requires such a permit. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, mobile phone companies will be required to indemnify the committees in full against all losses resulting from claims against a committee for reduction in property values. Thus, at present, in order to obtain a building permit for a new or existing antenna site, Partner must provide full indemnification for any reduction of property value related to its antenna sites. Partner cannot predict whether the legal requirement to provide full indemnification will be adopted in the amended Plan, nor can it predict when the Plan will be amended. As of December 31, 2008, Partner has provided 307 indemnification undertakings to local authorities. These developments may have a material effect on Partner’s financial condition and results of operations, as well as plans to expand and enhance network coverage.

Like other mobile telecommunications operators in Israel, Partner provides repeaters, also known as bi-directional amplifiers, to customers seeking an interim solution to weak signal reception within specific indoor locations. These repeaters, installed by Partner at the customers’ premises upon their request, consist of an indoor box attached to a small outdoor antenna of between 40 and 70 cm (approximately one to two feet) and receive signals from a network antenna site and then amplify the signals within a specific room or rooms. The radiation emission from these outdoor antennas is comparable to that of a handset that is transmitting a signal. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of most other mobile telecommunications operators, Partner has not requested permits under the Planning and Building Law for the repeaters. However, Partner has received approval from the Ministry of Communications to connect the repeaters to its communications network and has received from the Ministry of the Environment permits for all the repeaters. If local planning and building authorities determine that permits are necessary for the installation of the repeaters, or any other receptors which Partner believes do not require a building permit, it may negatively impact Partner’s ability to obtain the relevant permits.

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

Review of fixed and mobile convergence

OFTA has reviewed the existing regulatory framework in view of the growing convergence of fixed and mobile services. It conducted a public consultation on fixed and mobile convergence in 2006. Topics included the current fixed/mobile interconnection regime and its charging arrangement, unified licensing for fixed, mobile and convergent services and fixed/mobile number portability. OFTA issued its decision statement in April 2007 and stated that OFTA would withdraw with effect from April 2009 the regulations on the asymmetrical fixed and mobile interconnection arrangement whereby mobile operators are required to pay interconnection charges to fixed operators in respect of calls originated from or terminated at mobile networks. The regulations were withdrawn as planned with effect from April 27, 2009, and the obligation to pay interconnection charges is now determined by commercial agreements between fixed and mobile operators. With respect to fixed/mobile number portability, the government recently conducted a public consultation on the possibility of operators introducing this on a voluntary basis.

Broadband wireless access

In December 2007, OFTA issued its decision statement regarding the licensing framework for the deployment of broadband wireless access. Further to its decision statement, in January 2009, OFTA conducted an auction of 90 MHz of spectrum in the 2.3GHz band and 190 MHz to 240 MHz of spectrum in the 2.5 GHz band for broadband wireless access service, and four blocks of radio spectrum of 30 MHz each in the 2.5.GHz band were auctioned to existing mobile operators, one of which is a jointly-controlled entity with Hong Kong Telecommunications (HKT) Limited.

Licensing of Mobile Television

Following the conclusion of a consultation on the development of mobile television services, the Hong Kong government recently announced that it will (subject to the negative vetting process of the legislative council) release the following spectrum for auction in the latter half of 2009: a single block of 8 MHz in the 678 to 686 MHz frequency band, also known as Channel No. 47 in UHF band, and 2 blocks of 1.5 MHz each in the 216.160-217.696 MHz and 217.872-219.408 MHz frequency band, also known as Channel Nos. 11A and 11B in Band III, for the provision of mobile TV service.

Unified Carrier License

CEDB and OFTA issued separate consultation papers in December 2007 on the creation of a unified carrier license and the proposed licensing framework of such a license, respectively. The unified carrier license aims at unifying the licensing conditions of fixed and mobile operators. Existing fixed and mobile operators would be able to migrate their current licenses to the unified carrier license on a voluntary basis. The government began to issue unified carrier licenses in late 2008.

Licenses

Prior to the spin-off of HTHKH, we provided 3G and 2G mobile services under Unified Carrier License No. 004, which replaced (by way of conversion done in December 2008) all of our previous mobile carrier licenses for 3G and 2G services.

We used W-CDMA network technology for our 3G mobile telecommunications service. Under the license, we were permitted to provide 3G service in the 1900-2200 MHz radio spectrum band for Hong Kong for 15 years until October 15, 2016. Under the license, we, like other 3G licensees, were subject to open network access requirements to make available up to 30% of the capacity of our networks for use by non-affiliated MVNOs. The network capacity is determined as the sum of the capacities of the installed base station equipment plus the extra capacity that can reasonably be deployed through the addition or reconfiguration of base station equipment in a prescribed period of time. However, this does not impose an obligation on the licensees to deploy additional carriers or base station sites. With respect to 3G service in the 1900-2200 MHz radio spectrum band, our annual spectrum utilization fee was the higher of 5% of our network turnover or a progressively increasing prescribed flat fee (which was set at HK$8.4 million (US$1.1 million) for 2009). The license requires 3G licensees to adopt separate accounts for their network and service operations in accordance with a prescribed accounting manual.

We used GSM network technologies for our 2G mobile operations in Hong Kong. Under the license, we were permitted to provide 2G service in the 800/900 MHz radio frequency band for 15 years until November 2020, and 2G service in the 1700/1800 MHz radio frequency band for 15 years until September 2021. Both the 800/900 MHz spectrum and 1700/1800 MHz spectrum are subject to the payment of spectrum utilization fees, which is set at the rate of HK$145,000 (US$18,710) per MHz per annum for the initial five years. Thereafter, it is set at the higher of 5% of annual network turnover in respect of the spectrum or HK$1.45 million (US$0.19 million) per MHz per annum.

Prior to the spin-off of HTHKH, we, through a jointly-controlled entity with Hong Kong Telecommunications (HKT) Limited, successfully bid for a total of 30 MHz of radio spectrum in the 2.5 GHz band at a total spectrum utilization fee of HK$518 million (US$66.8 million). The unified carrier license for this spectrum was issued to the jointly-controlled entity in March 2009.

Fixed-line licenses

In June 1995, OFTA awarded us a fixed telecommunications network services (FTNS) license to provide fixed-line telecommunications network services in Hong Kong. Following the completion of the spin-off of HTHKH, the Hong Kong fixed-line telecommunications business is no longer one of our business segments.

The license is valid for 15 years from June 30, 1995 and we may apply for a UCL upon the expiry of the current FTNS license to continue the operation of the fixed-line business. The license authorizes us to offer basic voice services, data services, integrated services digital network, or ISDN, which supports the transmission of voice, data and images over conventional telephone lines, fast packet switch and intelligent network services.

In addition to the FTNS license, prior to the spin-off of HTHKH, we also held various public non-exclusive telecommunications service (PNET) licenses used in other areas of our fixed-line telecommunications business, including for our data center and broadband services. The term of each of these licenses is one year and is renewable annually subject to payment of the relevant renewal fees.

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

Fixed-line interconnection

The interconnection obligations under an FTNS license require the license holder to:

•	interconnect its network with other licensed networks and, where directed by the Telecommunications Authority, with other licensed telecommunications networks and services;

•	use all reasonable endeavors to ensure interconnection is carried out promptly, efficiently and at charges that are reasonable; and

•	provide facilities and services reasonably necessary for prompt and efficient interconnection.

Fixed-line interconnection is divided into two types based upon the physical modes of interconnection as follows:

•	Type I—interconnection between network gateways; and

•	Type II—interconnection at a point on the local loop.

The mandatory requirement of Type II interconnection for local fixed-line telecommunications services at the telephone exchange level was withdrawn in June 2008. After June 2008, mandatory Type II interconnection continues to be maintained as a safety net in buildings in which it is not technically feasible or economically viable for an operator to roll out its customer access network. In addition, Type II interconnection continues to be maintained in respect of copper-based local loops at the street level and copper wires of in-building systems.

External gateway and local network interconnection

Prior to the spin-off of HTHKH, we operated a number of external gateways to connect to overseas telecommunications carriers via submarine and overland cables. The external gateways are connected to the local public switched telephone network, or PSTN, by backhaul cables. We have concluded bilateral agreements with more than 40 overseas telecommunications operators on routing of external traffic to and from Hong Kong. We used our external gateways to deliver our IDD and international bandwidth services as well as to support wholesale business for other external telecommunications services licensees and overseas telecommunications operators.

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

The general conditions of a FTNS license set out a more stringent framework with respect to licensees that are dominant in a particular market. Prior to January 2005, PCCW was the only fixed-line carrier in Hong Kong deemed to be dominant. OFTA issued a statement in January 2005 that revoked the tariff approval requirements applicable to PCCW and converted PCCW’s FTNS license to a new fixed carrier, or FC, license. Under the new FC license, PCCW is no longer presumed to be dominant in any market sector and any alleged abuse of dominant position will be assessed on a case-by-case basis in an ex-post manner. Along with the removal of the presumption of dominance, the FC license also allows PCCW to offer discounts to its published tariffs subject to a 24-hour advance notification to OFTA.

Internet telephony

On January 6, 2006, OFTA introduced a new Service-Based-Operator, or SBO, license for the provision of Internet Protocol, or IP, telephony services. An SBO license is a service-based license operated under a two-class (Class 1 & Class 2) regulatory regime for the provision of IP telephony services. Class 1 services are those services that have all the attributes of conventional telephone services, and licensees under Class 1 are required to fulfill the licensing conditions of the fixed telecommunications network services / fixed carrier licenses relevant to the provision of local voice telephony services. Class 2 services are those services that do not have all the attributes of conventional telephone services, and Class 2 licensees are only subject to minimal licensing conditions with the main purpose to protect consumer interests and safeguard competition. An SBO license is valid for one year and is renewable on an annual basis.

Existing FTNS licensees are allowed to provide Class 1 services with their existing licenses. If an FTNS operator wishes to operate Class 2 services, it may apply to the Telecommunications Authority for the amendment of its license which has incorporated the appropriate special conditions that waive the applicability of certain license conditions to the operation of Class 2 services.

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

Macau

The telecommunications sector in Macau is regulated by the DSRT. Prior to the spin-off of HTHKH, we held a license, which expires on July 8, 2010, that allowed us to operate in the GSM 900 and GSM 1800 spectrums.

We were one of three operators awarded a 3G license in October 2006 to operate W-CDMA service in Macau. The 3G license for Macau was issued to us with effect from June 5, 2007 and is for a period of eight years. In compliance with the terms of the license, we commercially launched 3G services on October 16, 2007.

DSRT has recently invited applications for the award of the fourth 3G license.

Thailand

Overview

The NTC, which is the regulatory body responsible for administering the Telecommunications Business Act 2001, or TBA, was established on October 1, 2004. The NTC regulates telecommunications matters in Thailand and has enacted a number of subordinate regulations to implement the provisions of the TBA, including regulations governing interconnection, standard mobile service contracts and customer complaint process.

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

Our business operations in Thailand are conducted mainly through two entities, Hutchison CAT and BFKT. Hutchison CAT provides exclusive marketing services to CAT Telecom in respect of CAT Telecom’s mobile telecommunications services in central Thailand, an area that covers 25 of Thailand’s 76 provinces. BFKT leases mobile telecommunications equipment and accessories to CAT Telecom and provides CAT Telecom with support and maintenance services in respect of the equipment and accessories. The provision of these services does not require either Hutchison CAT or BFKT to obtain any approval or concession granted by either CAT Telecom or the TOT Corporation. However, BFKT holds approvals granted by the NTC, which allow it to own the mobile telecommunications equipment and accessories that it has leased to CAT Telecom.

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

In December 2007, Total Access Communications filed a complaint with the NTC against CAT Telecom alleging that it had failed to enter into an interconnection contract with Total Access Communications in accordance with the NTC’s interconnection regulations. CAT Telecom counterclaimed alleging unfair competition based on excessively high interconnection rate charges by Total Access Communications that are in violation of NTC rules that require rates to be determined on a cost-oriented basis. The NTC granted Total Access Communications and CAT Telecom permission to negotiate a compromise on interconnection rate charges, but the parties could not reach a settlement. The NTC thus appointed the Dispute Resolution Committee to proceed with the dispute resolution process set out in the NTC’s interconnection regulation. The Dispute Resolution Committee has completed its fact finding process and is in the process of preparing its decision. Once the decision has been prepared, it will be required to be presented to the NTC for consideration and the NTC will then make a final ruling on the dispute.

On March 28, 2008, Hutchison CAT filed a lawsuit against AIS alleging that AIS was illegally blocking outgoing calls made to AIS’s network. Hutchison CAT also requested an injunction against AIS directing it to stop blocking traffic from us to the AIS network, and the court granted this injunction. In June 2008, Hutchison CAT and AIS agreed to settle the dispute by way of out-of-court proceedings. Since June 2008, Hutchison CAT and CAT Telecom have engaged in discussions with AIS and sought the assistance of the NTC in finalizing interconnection rates and an interconnection contract.

In November 2008, CAT Telecom filed a complaint with the NTC against AIS alleging that it had failed to enter into an interconnection contract with CAT Telecom. The NTC thus appointed the Dispute Resolution Committee to proceed with the dispute resolution process set out in the NTC’s interconnection regulation. The Dispute Resolution Committee has commenced its fact finding process, and upon completion of the fact finding process, the Dispute Resolution Committee will prepare its decision. Once the decision has been prepared, it must be presented to the NTC for consideration and the NTC will then make a final ruling on the dispute.

Hutchison CAT’s customers continue to experience network blocking problems involving certain competitors.

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

Sri Lanka

The telecommunications sector of Sri Lanka has developed significantly in the past few years, mainly as a result of the recent liberalization of the regulation of the industry. In Sri Lanka, the telecommunications sector is governed by the Sri Lanka Telecommunications Act No. 25 of 1991, as amended by Act No. 27 of 1996, or the Telecommunications Act, and the governing body is the Telecommunications Regulatory Commission of Sri Lanka, or TRCSL, which was established under the Telecommunications Act. The TRCSL regulates licensing, spectrum allocation, tariffs and all other industry-related issues, and presently comes directly within the purview of the president of Sri Lanka.

Hutchison Lanka operates under a license to operate cellular mobile services issued under the Telecommunications Act in 1992. It is effective for a period of 20 years, until 2012. In 2003, Hutchison Lanka obtained an external gateway operator, or EGO, license to operate EGO services.

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

Hanoi Telecom, an enterprise majority owned by state enterprises, with which Hutchison Vietnam has entered into a BCC, is the holder of an FBO license dated April 28, 2003 for the establishment of a ground mobile telecommunications network and the provision of mobile telephone services, supplementary services and value-added services throughout Vietnam. The license had a term of 15 years. In connection with the conversion to GSM services, we relinquished our original license and received a new license for 15-years beginning from March 2008.

The MIC regulates the tariffs of Vietnam Posts and Telecommunications and Vietel Corporation, as dominant service providers, whereas other operators, such as Hanoi Telecom, are allowed to set their own tariffs. The MIC has introduced several provisions to reduce tariffs charged in Vietnam and make them comparable to those of other countries in the region.

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

The Minister of Transportation granted HCPT a principle license for a 3G network with national coverage on October 13, 2003. HCPT then obtained certificates of operation worthiness on September 15, 2004. On October 15, 2004 the MCIT issued an operating license to HCPT. Under this operating license, HCPT is entitled to conduct the following operations on a national basis:

•	GSM dual-band cellular mobile network system in the 1775-1785 MHz (Up Link) and 1870-1880 MHz (Down Link) frequency bands;

•	IMT-2000 dual-band Cellular Mobile Network in the 1920-1925 MHz and 2110-2115 MHz frequency bands with an unpaired 2010-2015 MHz (TDD) frequency band; and

•	basic telephone service.

HCPT’s operating license is valid for an unlimited period to the extent that HCPT complies with its terms and prevailing laws and regulations.

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

In the third quarter of 2008, HCPT was granted a license to install, own and operate a closed fixed network, subject to HCPT fulfilling specified requirements relating to infrastructure deployment. This license will enable HCPT to build and operate a fibre-optic network for its own use and lease the excess capacity to third parties.

To promote equal treatment in the telecommunications industry among cellular mobile network operators, the MCIT recently issued Ministerial Regulation No. 29/KEP/M.KOMINFO/03/2006 regarding Allocation of Radio Frequency Bands and The Payment of Tariff for Radio Frequency Spectrum Band Utilization for Operators of Cellular Mobile Network IMT-2000 on Radio Frequency Band 2.1 GHz, or MR 29. Under MR 29, HCPT must return part of its radio frequency band block 1925-1930 MHz in pairs with 2115-2120 MHz so that each 3G cellular mobile network operator will have equal 3G radio frequency band allocation.

Telecommunications operations in Indonesia may only be conducted by an Indonesian legal entity. These Indonesian entities may have foreign shareholders, subject to certain foreign investment rules. Indonesian laws and regulations provide that foreign share ownership in companies operating cellular mobile networks may not exceed 65%. In accordance with the requirements of applicable Indonesian investment laws, the current shareholdings in HCPT have been approved by BKPM.

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

The NCA replaced the licenses of all telecommunications operators with a new standard comprehensive form in December 2004.

B. Property, Plants and Equipment

We and our operating companies own, or control through long-term leases or licenses, properties consisting of equipment used to provide mobile and fixed-line telecommunications services. In addition, we and our operating companies own, or control through leases, properties used as administrative office buildings and/or retail sales locations, customer service centers and research and development facilities. These properties include land, interior office space and space on existing structures of various types used to support equipment used to provide mobile and fixed-line telecommunications services. Most of the leased properties are owned by private entities and the balance is owned by municipal entities.

Property and equipment used to provide mobile and fixed-line communications services consist of:

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

The following table sets forth the total gross floor area of properties held by us and the total gross floor area of properties leased by us as at December 31, 2008, by country, and the principal uses of the properties.

Country	Gross Floor Area of Properties Held (1)	Gross Floor Area of Properties Leased (1)	Principal Uses
Israel	—	71,707 sq.m.	Office; call center; retail shop; customer service center; switch center.

Hong Kong	53,753 sq.ft.	634,394 sq.ft.	Office; staff quarter; retail shop; customer service center; data center; switch center; warehouse.

Macau	—	39,804 sq.ft.	Office; retail shop; staff quarter; warehouse.

Thailand	2,736 sq.m.	20,509 sq.m.	Office; call center; retail shop; warehouse; IT data center; switch center.

Indonesia	—	17,850 sq.m.	Office; customer service center; switch center; warehouse.

Vietnam	—	9,908 sq.m.	Office; switch center; retail shop; warehouse.

Sri Lanka	37,566 sq.m.	6,278 sq.m.	Office (including parking); customer service center; switch center; warehouse.

Others(2)	—	1,754 sq.m.	Office

(1)	Does not include cell sites.
(2)	Comprises China, the United States, Malaysia, Singapore, Taiwan and the Philippines.

As at December 31, 2008, none of the properties held by us were used as collateral for our borrowings.

We are subject to various environmental laws in the countries in which we have operations. Compliance with these laws has not had, and in our opinion is not expected to have, a material adverse effect upon the use of our properties, plants or equipment or on our results of operations.

C. History and Development of the Company

Corporate Information

Hutchison Telecommunications International Limited was incorporated in the Cayman Islands on March 17, 2004 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Our principal offices are located at 20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong, and our telephone number is 852 2128 3222.

History

We were formed in March 2004 as a subsidiary of Hutchison Whampoa, a conglomerate based in Hong Kong, and listed on the Main Board of the SEHK and the NYSE in October 2004. Hutchison Whampoa began its telecommunications business in Hong Kong in 1985 with the provision of analog mobile telecommunications services, and subsequently expanded into digital mobile telecommunications services. Since 2000, Hutchison Whampoa has pioneered the development of 3G mobile telecommunications technology and has rolled out 3G services in a number of countries in Western Europe and in Australia as well as Hong Kong.

Set forth below is a summary of the principal telecommunications operations transferred to us upon completion of the restructuring of Hutchison Whampoa’s telecommunications business in preparation for the listing of our shares on the Main Board of the SEHK and our ADSs on the NYSE and subsequent developments.

Israel. The Hutchison Whampoa group established its presence in Israel in September 1997 when Hutchison Whampoa, together with local investors, formed Partner, which was awarded a nationwide license to provide mobile telecommunications services. Partner launched commercial operations in January 1999 and is now a public company, with shares listed on the Tel Aviv Stock Exchange and ADSs quoted on Nasdaq. Partner provides mobile telecommunications services under the “orange™” brand. In December 2004, Partner launched 3G services. In April 2005, Partner became a consolidated subsidiary of our company following the completion of a share buyback by Partner, as a result of which our equity interest in Partner increased from 42.9% to over 50%. In July 2006, Partner acquired the transmission business of Med 1, including its fibre-optic cable infrastructure comprising a network of approximately 900 kilometers of submerged and terrestrial transmission fibre for approximately NIS 71 million. In January 2007, Partner was granted a license for the provision of domestic fixed-line telecommunications services in Israel. In December 2008 and January 2009, Partner launched three additional non-cellular business lines: web VOD, ISP services and VOB telephony services.

Hong Kong (including Macau). The Hutchison Whampoa group commenced mobile telecommunications operations in Hong Kong in 1985 and operated its mobile telecommunications business through Hutchison Telecommunications (Hong Kong) Limited, or Hutchison Telecom, and its subsidiaries. In January 2004, the Hutchison Whampoa group became the first mobile telecommunications services provider in Hong Kong to offer 3G services, under the “3” brand. Since May 31, 2004, all of Hutchison Whampoa’s mobile telecommunications services in Hong Kong have been offered under the “3” brand. In August 2001, the Hutchison Whampoa group launched GSM dual-band mobile telecommunications services in Macau under the “Hutchison Telecom” brand. Our service in Macau was re-branded under the “3” brand in 2005. In October 2007, we launched 3G services in Macau. Since July 2008, and until the completion of the spin-off of HTHKH in May 2009, we held a 75.9% interest in our 2G and 3G mobile telecommunications businesses in Hong Kong and Macau, while the minority interest was held by NTT DoCoMo.

The Hutchison Whampoa group also provided fixed-line telecommunications services in Hong Kong through Hutchison Global Communications under the brands “HGC” and “Hutchison Global Communications.” Hutchison Global Communications obtained its license in 1995. In March 2004, the Hutchison Whampoa group acquired a 52.5% interest in Hutchison Global Communications Holdings through the acquisition by Hutchison Global Communications Holdings of a wholly-owned subsidiary of Hutchison Whampoa, operating its fixed-line telecommunications and related businesses, in exchange for an issue of new shares and convertible notes. In July 2005, we privatized Hutchison Global Communications Holdings through the cancellation of Hutchison Global Communications Holdings shares not already held by us. Following the privatization, Hutchison Global Communications Holdings became our wholly-owned subsidiary and its listing on the SEHK was withdrawn.

In May 2009, we completed the spin-off of HTHKH, which was previously our indirect wholly-owned subsidiary. HTHKH and its subsidiaries operated our mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. As a result of the spin-off, HTHKH is no longer our subsidiary and we no longer have any Hong Kong or Macau operations. We refer you to “– The Spin-off” for more information about the spin-off of HTHKH.

Thailand. The Hutchison Whampoa group commenced operations in Thailand in February 2003 when Hutchison CAT, our joint venture with CAT Telecom, began marketing CAT Telecom’s CDMA2000 1X network services under the “Hutch” brand under a marketing service agreement running until April 21, 2015.

Indonesia. In July 2005, we completed the acquisition of a 60% equity interest of HCPT, the holder of a combined 2G and 3G mobile telecommunications license in Indonesia, which was later increased to 65%. In March 2007, HCPT launched mobile telecommunications services in Indonesia under the “3” brand.

Vietnam. In February 2005 our BCC with Hanoi Telecom was approved by the Ministry of Planning and Investment of Vietnam. Under the terms of the BCC, we agreed to jointly build, develop and operate a CDMA-based mobile telecommunications network in Vietnam. During the first half of 2007, we launched mobile telecommunications services in Vietnam under the “HT Mobile” brand name. In March 2008, we received approval to permit us to switch our operating spectrum from CDMA to GSM services, which we believe has better business prospects than CDMA. We launched our new GSM services in Vietnam under the “Vietnamobile” brand in April 2009.

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

Disposals. We completed the sale of our operations in Paraguay in July 2005. In July 2006, we sold our wholly-owned subsidiary, Vanda IT Solutions, which provided information technology solutions, and loans that we had extended to Vanda IT Solutions and its subsidiaries, to a wholly-owned subsidiary of our largest shareholder, Hutchison Whampoa, for a total cash consideration of HK$105 million, after adjustments. The purchase price was determined after arms-length negotiations.

In May 2007, we completed the sale to a wholly-owned subsidiary of Vodafone of our entire interest in CGP Investments Holdings, a company that held, through various subsidiaries, all of our direct and indirect equity and loan interests in the India operations, comprising Hutchison Essar and its subsidiaries for cash consideration of US$11,074 million before costs, expenses and interest payable by Vodafone, plus the assumption of US$2.0 billion of net debt. We also entered into a supplemental deed with Vodafone pursuant to which Vodafone, in consideration for waiving certain potential claims against us under the sale and purchase agreement, was permitted to retain US$352 million from the sale price to apply against certain specified liabilities that Vodafone might incur in connection with the interests that it had effectively acquired during a period of up to ten years following the date of completion of the sale. Considering the terms surrounding the retention and release of the amount retained by Vodafone, our board of directors has decided to make a full provision against recovery of any part of the amount retained by Vodafone. Under the terms of the sale and purchase agreement that we entered into with Vodafone, we also agreed to restrictions on our ability to directly or indirectly carry on, engage in or acquire an economic interest in, any business in India that competes with the telecommunications business of Hutchison Essar for a period of three years from the date of completion of the sale.

In July 2008, we completed the sale to EGH of all of our direct and indirect equity and loan interests and intellectual property interests held through various subsidiaries in Kasapa, the operating company for our Ghana operations, for a cash consideration of HK$583.5 million (US$75.3 million) before costs and expenses.

The Restructuring

Prior to the listing in October 2004 of our shares on the Main Board of the SEHK and our ADSs on the NYSE, a number of steps were taken to transfer companies within the Hutchison Whampoa group to us in preparation for these listings, as well as to effect a harmonization of the group structure. The objective of the restructuring was to establish our company as a holding company for some of the Hutchison Whampoa group’s telecommunications interests.

The Spin-off

On March 4, 2009, our board of directors approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of HTHKH, our then indirect wholly-owned subsidiary, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by us and Hutchison Whampoa; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operated our mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. On April 29, 2009, HTHKH established a Level I ADR program in respect of its ADSs. On May 7, 2009, the spin-off of HTHKH was completed. HTHKH became separately listed on the Main Board of the SEHK on May 8, 2009, or the HTHKH Listing Date. As a result of the spin-off, we no longer have any operations in Hong Kong or Macau.

In connection with the spin-off of HTHKH, in April 2009, we amended and restated an existing facility agreement entered into with certain subsidiaries of Hutchison Whampoa in November 2008. For more information on this facility, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with the Hutchison Whampoa group – Credit Facility.”

In addition, in connection with and for the purpose of the spin-off of HTHKH, Mr. Wong King Fai, Peter, who is also the chief executive officer and an executive director of HTHKH, resigned as a director of our company on May 8, 2009 to further the independence of HTHKH’s board of directors and management from that of our company.

Non-competition Agreements

As part of the restructuring, we entered into a non-competition agreement with Hutchison Whampoa in September 2004 to maintain a clear delineation of our respective businesses going forward, principally on a geographical basis. The agreement delineates each party’s territory for the purpose of implementing the non-competition restrictions. Hutchison Whampoa’s territory comprises Western Europe (defined to include the European Union prior to its enlargement in 2004 and other countries such as Switzerland, Norway, Greenland and Liechtenstein), Australia, New Zealand, the United States, Canada and Argentina (unless and until we exercise an option granted to us to acquire the Hutchison Whampoa group’s interest in Hutchison Telecommunications Argentina S.A., or Hutchison Argentina). Our territory covered all the remaining countries of the world.

In February 2008, in accordance with our non-competition agreement with Hutchison Whampoa, Hutchison Whampoa granted its consent for us to enter into a joint venture with the Philippine Long Distance to begin operating a MVNO business in Italy, and on March 12, 2008, we entered into a cooperation agreement with Philippine Long Distance.

In connection with the spin-off of HTHKH, on April 17, 2009, we amended our non-competition agreement with Hutchison Whampoa and entered into a non-competition agreement with HTHKH, and Hutchison Whampoa entered into a non-competition agreement with HTHKH, effective as of the HTHKH Listing Date, to ensure a clear geographical delineation of the business among Hutchison Whampoa, HTHKH and us going forward. Under these non-competition agreements, Hutchison Whampoa’s territory remains unchanged, while HTHKH’s territory comprises Hong Kong and Macau. Our territory comprises all the remaining countries of the world.

Under these non-competition agreements, each party may not provide, in the other’s territory and without the other’s prior consent, managed and/or non-managed telecommunications services for voice, Internet, data and/or video, whether between fixed locations (i.e. fixed telephony services provided over network infrastructure reaching the end users’ location) and/or at a fixed location and/or moving locations (i.e. mobile services), whether by wireline or wireless means or by the establishment, ownership and maintenance of related facilities. The activities that can be performed in the other’ territory without prior consent include the business of sale or brokering of indefeasible rights of use, or IRU, Internet protocol services or other transmission capacity or other sales, marketing and administrative activities incidental to either the provision of fixed telephony services or sale or brokering of such IRU, Internet protocol services or other transmission capacity.

Each party has the right of first refusal over any new opportunity to conduct the restricted business in its own territory. Our prior consent is required before either Hutchison Whampoa or HTHKH can pursue any new opportunity to conduct the restricted business in our territory, even where we have decided to refuse such opportunity. We are required to obtain the prior consent of both Hutchison Whampoa and HTHKH before we can pursue any new opportunity to conduct the restricted business in either Hutchison Whampoa’s or HTHKH’s territory, even where each of Hutchison Whampoa and HTHKH has decided to refuse such opportunity.

The restrictions under the non-competition agreement between us and Hutchison Whampoa will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, more than 30% of our issued ordinary share capital (provided that either upon such cessation or at any time within this one-year period, another party controls, directly or indirectly, 30% or more of our issued ordinary share capital). The restrictions will also terminate on the date on which our shares and ADSs are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation).

The restrictions under the non-competition agreement between us and HTHKH will terminate one year after Hutchison Whampoa ceases to control, directly or indirectly, 30% or more of the issued ordinary share capital of HTHKH or us (provided that either upon such cessation or at any time within this one-year period another party controls, directly or indirectly, 30% or more of the issued ordinary share capital of HTHKH or us). The restrictions will also terminate on the date on which the shares of HTHKH or us are no longer listed on any internationally recognized stock exchange (provided that such delisting is voluntary and at our instigation).

Capital Expenditures and Divestitures

Our capital expenditures in 2006, 2007 and 2008 have been primarily for the continuing build-out and expansion of our networks in the markets where we operate, including purchases of fixed assets and licenses and acquisitions of interests in existing third-party telecommunications companies as well as companies engaged in complementary or related businesses. The amounts of capital expenditures for these periods, broken out by geographical segment, are set out in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditure.” Historically, we met our working capital and other capital requirements principally from cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by Hutchison Whampoa and its affiliates and borrowings from the Hutchison Whampoa group of companies. We expect that we will meet our current and future financing needs primarily through retained cash, cash flow from our operating activities and borrowings by us and/or our subsidiaries from banks based on guarantees and/or pledges provided by our company. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

D. Organizational Structure

As at May 8, 2009, Hutchison Whampoa held approximately 60.4% of our shares. Hutchison Whampoa is a conglomerate based in Hong Kong and listed on the Main Board of the SEHK. It operates five core businesses around the world. The businesses are: (1) ports and related services; (2) property and hotels; (3) retail; (4) energy, infrastructure, finance, investments and others; and (5) telecommunications.

As at May 8, 2009, we are a holding company for the following significant subsidiaries:

Name of subsidiary	Place of incorporation/ registration and operation	Percentage of equity interest held
BFKT (Thailand) Limited(1)	Thailand	49%
Hutchison CAT Wireless MultiMedia Limited(1)	Thailand	36%
Hutchison Telecommunications International (HK) Limited	Hong Kong	100%
Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	100%
Partner Communications Company Ltd.	Israel	51%
PT. Hutchison CP Telecommunications(2)	Indonesia	65%

(1)	In addition to our 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively, as disclosed above, we also hold call options over a 51% and 30% beneficial interest in BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.
(2)	We also hold call options over additional shares of PT. Hutchison CP Telecommunications. We refer you to “ – A. Business Overview – Operating companies review – Indonesia – Ownership” for more information.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. With effect from the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with IFRS; we have also presented the results for the year ended December 31, 2006 in accordance with IFRS in the attached consolidated financial statements. Our consolidated financial statements were prepared in accordance with HKFRS in previous years. We believe that the adoption of IFRS will allow our consolidated financial statements to be more easily understood by our shareholders, potential investors, the capital markets and our stakeholders and users.

A number of developments have occurred since the beginning of 2008 that affected our results for the year or will affect our results going forward. These include:

•

In February 2008, Partner, our subsidiary in Israel, announced a share buy-back plan for implementation throughout 2008, in an amount of up to NIS 600 million (US$152.3 million), subject to appropriate market conditions. During the year, Partner bought back 4,467,990 shares for aggregate cash consideration of NIS 351 million (HK$799 million) and this was reflected in our 2008 consolidated financial statements.

•

In March 2008, HCPT, our subsidiary in Indonesia, entered into a conditional agreement to sell up to 3,692 base station tower sites to Protelindo for cash consideration, assuming completion of all base station tower sites, of US$500.0 million (HK$3,882 million). The sale of the base station tower sites is expected to be made in tranches over a two-year period. In connection with the tower transfer agreement, HCPT and Protelindo entered into a lease agreement granting HCPT (i) the right to use the capacity reserved for HCPT on the base station tower sites sold under the tower transfer agreement and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price. During 2008, 2,248 base station tower sites were transferred to Protelindo and a total profit of HK$1,421 million (US$182.2 million) was recognized from these transactions. We refer you to “Item 3. Key Information – Risk Factors – Risks Relating to our Business – We may be required to change our accounting treatment of certain sale and leaseback transactions in Indonesia” for more information about the accounting treatment for these transactions.

•

In July 2008, we completed the sale to EGH of all of our direct and indirect equity and loan interests and intellectual property held through various subsidiaries in Kasapa Telecom Limited, or Kasapa, the operating company for our Ghana operations, for cash consideration of HK$583.5 million (US$75.3 million) before costs and expenses. We recorded a gain on disposal of HK$298 million (US$38.5 million) from the transaction.

•	In July 2008, we completed the acquisition of NEC’s 5% interest in our 2G and 3G mobile telecommunications businesses in Hong Kong and Macau.

•

In November 2008, we entered into a facility agreement with certain subsidiaries of Hutchison Whampoa, which was amended and restated in April 2009. Pursuant to the Amended and Restated Facility Agreement, among other things, a subsidiary of Hutchison Whampoa agreed to make available to us a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872.5 million), subject to the terms of the Amended and Restated Facility Agreement. In May 2009, an aggregate amount of US$290 million was advanced to our company. We refer you to “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Credit Facility” for more information.

•	In December 2008, we paid a special cash dividend of HK$7 per share (approximately US$13.55 per ADS), or HK$33.7 billion (US$4.3 billion) in total.

•

In January 2009, our Hong Kong mobile operations, through a jointly-controlled entity with Hong Kong Telecommunications (HKT) Limited, successfully bid for a total of 30 MHz of radio spectrum in the 2.5 GHz band at a total spectrum utilization fee of HK$518 million (US$66.8 million). In March 2009, a broadband wireless access license was issued by OFTA in Hong Kong upon receipt of the spectrum utilization fee and performance bond from the jointly-controlled entity.

•

In March 2009, our board of directors approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of HTHKH, our indirect wholly-owned subsidiary, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by us and Hutchison Whampoa; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operated our mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. This conditional interim dividend in specie was approved after the December 31, 2008 balance sheet date for our consolidated financial statements and has not been recognized as a liability at the balance sheet date. The shares of HTHKH were listed on the Main Board of the SEHK in May 2009 and HTHKH has established its own ADR program. We refer you to “Item 4. Information on the Company – History and Development of the Company – The Spin-off” for more information.

•	We acquired an additional 5% equity interest and certain loan interests in our Indonesia operations in April 2009.

•

In April 2009, our Vietnam operations launched GSM services, after being granted an Investment Certificate from The People’s Committee of Hanoi City in March 2008 that permitted conversion of the CDMA network to GSM with a renewed operating period of a further 15 years.

•

We advanced US$55 million (approximately HK$426.3 million) to an indirect subsidiary of HCPT’s minority shareholder pursuant to a loan agreement entered into in April 2009. The loan carries interest at the rate of 3% per annum.

•

In April 2009, we acquired, for consideration of US$1 (approximately HK$7.75), the benefit of shareholder loans of approximately US$91.4 million (approximately HK$708.4 million) made by HCPT’s minority shareholder to HCPT.

•

In April 2009, HCPT’s minority shareholder also granted to our indirect wholly-owned subsidiary, an option to purchase up to 2,274,615 shares of HCPT exercisable by notice in writing at any time during a twenty-year period and on an unlimited number of occasions. The exercise of the option is conditional upon any prior approval from, registrations with or notifications to any government bodies in Indonesia, including BKPM and the Ministry of Communications.

•

The shareholders’ agreement in respect of HCPT was amended and restated in April 2009, pursuant to which the shareholders of HCPT agreed that, among other things, HCPT will have no rights and obligations under the original shareholders’ agreement other than the provisions relating to confidentiality and regulatory matters, the minority shareholder of HCPT may elect not to provide any additional funding required by HCPT from its shareholders or from third parties requiring shareholder support, and the minority shareholder together with its affiliates agreed to provide certain non-compete covenants.

Basis of Preparation of Financial Statements

Our consolidated financial statements were prepared in accordance with IFRS. Our subsidiaries are grouped into the following six segments for financial reporting purposes, based on their geographic area of operation and principal business line:

•	Hong Kong mobile

•	Hong Kong fixed-line

•	Israel

•	Thailand

•	Indonesia

•	Others

The results of operations of subsidiaries acquired or disposed of during the year are included in our consolidated financial statements commencing from the effective dates of their acquisition or up to the effective dates of their disposal, as the case may be.

As a result of our sale of CGP Investments Holdings on May 8, 2007, the results pertaining to the Indian mobile telecommunications operations have been presented in our consolidated financial statements as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations.” In accordance with this presentation, the results of discontinued operations are excluded from the totals used in the discussion of operating results as at and for the years ended December 31, 2007 and 2006.

The results of operations of our Macau mobile telecommunications business are aggregated with our Hong Kong mobile telecommunications business because the Macau operating company is a subsidiary of our Hong Kong mobile operating company, shares the same management and is significantly smaller in terms of turnover and customer numbers.

“Others” is comprised of our operations in Vietnam, Sri Lanka, Ghana, operations of our corporate office and our subsidiary PowerCom Network Hong Kong Limited, as well as the non-telecommunications businesses of Vanda IT Solutions up to the date of its disposal in July 2006. The operating results of our Ghana operations were recorded in our consolidated financial statements up to the completion of its disposal on July 11, 2008.

Results of Operations

The following table presents, for the years indicated, the major line items in our consolidated income statement, including such amounts expressed as a percentage of our total turnover:

	Year ended December 31,
	2006		2007		2008
	HK$ millions, except percentages
		%		%		%
Consolidated income statement
Continuing operations:
Turnover	17,923	100.0	20,401	100.0	23,725	100.0
Cost of inventories sold	(2,164)	(12.1)	(2,671)	(13.1)	(2,785)	(11.7)
Staff costs	(1,897)	(10.5)	(2,295)	(11.2)	(2,511)	(10.6)
Depreciation and amortization	(3,804)	(21.2)	(4,226)	(20.7)	(4,531)	(19.1)
Other operating expenses	(8,685)	(48.5)	(10,182)	(49.9)	(12,291)	(51.8)

	1,373	7.7	1,027	5.1	1,607	6.8
Impairment charge for Thailand segment	—	0.0	(3,854)	(18.9)	—	0.0
Profit on disposal of investments and others, net	44	0.2	8	0.0	2,453	10.3

Operating profit/(loss)	1,417	7.9	(2,819)	(13.8)	4,060	17.1
Interest income	66	0.4	1,619	7.9	1,074	4.5
Interest and other finance costs	(1,652)	(9.2)	(1,335)	(6.5)	(1,330)	(5.6)
Share of results after tax of jointly-controlled entities	—	0.0	—	0.0	(11)	(0.0)
Share of results of associates	(1)	(0.0)	—	0.0	—	0.0

(Loss)/Profit before taxation	(170)	(0.9)	(2,535)	(12.4)	3,793	16.0
Taxation	(653)	(3.7)	(191)	(1.0)	(874)	(3.7)

(Loss)/Profit for the year from continuing operations	(823)	(4.6)	(2,726)	(13.4)	2,919	12.3

Discontinued operations:
Profit from discontinued operations	2,399	13.4	70,502	345.6	—	0.0

Profit for the year	1,576	8.8	67,776	332.2	2,919	12.3

Attributable to:
Equity holders of the Company:
- continuing operations	(1,191)	(6.6)	(3,147)	(15.5)	1,883	7.9
- discontinued operations	1,392	7.7	70,031	343.3	—	0.0

Profit attributable to equity holders of the Company	201	1.1	66,884	327.8	1,883	7.9

Minority interest:
- continuing operations	368	2.1	421	2.1	1,036	4.4
- discontinued operations	1,007	5.6	471	2.3	—	0.0

Profit attributable to minority interest	1,375	7.7	892	4.4	1,036	4.4

Profit for the year	1,576	8.8	67,776	332.2	2,919	12.3

Results of operations for the year ended December 31, 2008 compared to the year ended December 31, 2007

Group results

Turnover

Our turnover from continuing operations in 2008 was HK$23,725 million (US$3,061.3 million), an increase of 16.3% from HK$20,401 million in 2007.

Turnover in our Hong Kong mobile and Israel operations in 2008 grew by 12.6% and 18.6%, respectively, compared to 2007, and together these increases accounted for most of our total turnover growth in 2008. The increase in turnover was mainly attributable to an increase in our customer base and to the favorable foreign exchange impact of the appreciation of the NIS against the Hong Kong dollar.

Our customer base grew 22.0% to 12.1 million as at December 31, 2008, compared to 9.9 million at the end of 2007. We sold our indirect interests in the Ghana operations and migrated temporarily our existing CDMA customers in Vietnam to a third-party network in connection with our switch from CDMA to GSM technology during 2008. Excluding customers in Ghana and Vietnam, the growth in our mobile telecommunications customer base was 27.7% from 9.4 million at the end of 2007. The growth in our customer base was largely driven by a 120.7% growth in our Indonesia operations with more than 2.4 million net additions. Our mobile customer base in Hong Kong and Israel also grew 11.3% and 1.3%, respectively. The increase in 3G customer numbers in our Hong Kong mobile operations was, in part, stimulated by the launch of the iPhoneTM 3G in the third quarter of 2008. This resulted in a combined 3G customer base in Hong Kong, Macau and Israel of approximately 2.3 million at the end of 2008, an increase of 33.8% from 1.7 million at the end of 2007.

Operating expenses

The following table presents a breakdown of our operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended December 31,
	2007 HK$ millions	2008 HK$ millions	Change %
Cost of inventories sold	2,671	2,785	4.3
Staff costs	2,295	2,511	9.4
Depreciation and amortization	4,226	4,531	7.2
Other operating expenses	10,182	12,291	20.7

Total operating expenses	19,374	22,118	14.2

Our operating expenses in 2008 increased 14.2% to HK$22,118 million (US$2,854.0 million) compared to HK$19,374 million in 2007. The increase in operating expenses for the year was partly a result of higher turnover in our Hong Kong and Israel operations as well as higher operating expenses incurred from the network expansion in our Indonesia operations and the new GSM network rollout in Vietnam. The appreciation of the NIS against the Hong Kong dollar also contributed to the increase in operating expenses in our Israel operations. These increases were partly offset by a decrease in depreciation and amortization charges in our Thailand operations as a result of the impairment charges on non-current assets taken in 2007.

As a percentage of turnover, our operating expenses decreased to 93.2% of turnover in 2008 compared to 94.9% in 2007.

Our cost of inventories sold consisted primarily of costs of handsets incurred by our operations in Hong Kong and Israel. Cost of inventories sold increased by 4.3% to HK$2,785 million (US$359.4 million) in 2008 from HK$2,671 million in 2007, mainly due to the higher average costs of handsets acquired by customers, particularly 3G handsets.

Staff costs increased by 9.4% to HK$2,511 million (US$324.0 million) in 2008 from HK$2,295 million in 2007. As a percentage of total turnover, staff costs decreased to 10.6% in 2008 from 11.2% in 2007. The increase in staff costs was partly due to a 7.7% increase in the average number of employees of our Israel operations made in response to the growth of business as well as the foreign exchange impact resulting from the appreciation of the NIS against the Hong Kong dollar, offset in part by a 60.5% decrease in share-based compensation charges. The higher share-based compensation charges in 2007 were due to the adjustment of the exercise price of our employee stock options subsequent to the special dividend payment in June 2007.

Depreciation and amortization increased 7.2% to HK$4,531 million (US$584.7 million) in 2008 from HK$4,226 million in 2007. Increases in depreciation and amortization were attributable partly to the accelerated depreciation charges totaling HK$329 million (US$42.5 million) of our Vietnam and Israel operations as well as the increase in depreciation and amortization charges in our Indonesia and Hong Kong mobile operations. These increases were offset in part by a decrease in depreciation and amortization charges of our Thailand operations as a result of the impairment charges on non-current assets taken in 2007.

The following table presents a breakdown of our other operating expenses from continuing operations:

	Year ended December 31,
	2007 HK$ millions	2008 HK$ millions	Change %
Cost of services provided	6,668	7,673	15.1
General administrative and distribution costs	1,711	1,996	16.7
Operating leases in respect of buildings, hire of plant and machinery	1,392	1,962	40.9
Others	411	660	60.6

Other operating expenses	10,182	12,291	20.7

Our other operating expenses increased 20.7% to HK$12,291 million (US$1,586.0 million) in 2008 from HK$10,182 million in 2007. The main component of our other operating expenses is the cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs), which increased 15.1% to HK$7,673 million (US$990.1 million) in 2008 from HK$6,668 million in 2007. The increase in interconnection, roaming and international termination charges was mainly due to the growth in our customer base and usage, while the increase in network operating costs was primarily attributable to the expansion of our network in Indonesia. As a result of network expansions, primarily in Indonesia, our mobile network grew 47.1% in 2008, in terms of the number of on-air base stations, compared to 2007, and this resulted in a significant increase in costs of network operation and maintenance, transmissions and lease-lines rentals.

The increase in other operating expenses was also due to a 16.7% increase in general administrative and distribution costs, which increased to HK$1,996 million (US$257.6 million) in 2008 from HK$1,711 million in 2007. The increase in general administrative and distribution costs was driven mainly by the business expansion in Indonesia and increased customer acquisition and retention activities in our Hong Kong mobile operations.

In 2008, operating leases in respect of buildings, hire of plant and machinery increased 40.9% to HK$1,962 million (US$253.2 million), compared to HK$1,392 million in 2007, as a result of the increased number of base station tower facilities leased from other operators or tower companies, including the leaseback of the 2,248 base station tower sites in Indonesia sold to Protelindo.

Impairment charge

We did not recognize any impairment charge in accordance with IAS 36 “Impairment of Assets” in 2008. In 2007, we recognized an impairment charge of HK$3,854 million in connection with our investment in the mobile telecommunications business in Thailand. Our Thailand operations incurred losses since its operations began, and in 2007, our cash flow forecast for this segment indicated that the carrying values of certain non-current assets were not expected to be recoverable from future operating cash flow of the business. We therefore recognized an impairment charge in respect of network equipment, telecommunication licenses and certain non-current assets, in accordance with IAS 36.

Profit on disposal of investments and others, net

Our profit on disposal of investments and others, net increased significantly in 2008, to HK$2,453 million (US$316.5 million) from HK$8 million in 2007. The increase was primarily due to two transactions in our Indonesia operations:

•	profit on the sale of 2,248 base station tower sites of HK$1,421 million (US$182.2 million); and

•	income of HK$731 million (US$93.7 million) in relation to a network supplier’s compensation in the form of credit vouchers.

We refer you to “Item 3. Key Information – Risk Factors – Risks Relating to our Business – We may be required to change our accounting treatment of certain sale and leaseback transactions in Indonesia” for more information about the accounting treatment for the sale of base station tower sites.

In addition, a net profit of HK$298 million (US$38.5 million) on disposal of our indirect interests in Ghana operations was recognized in the second half of 2008.

Operating profit/(loss)

Our operating profit from continuing operations was HK$4,060 million (US$523.9 million) in 2008 compared to an operating loss of HK$2,819 million in 2007. The change from operating loss in 2007 to operating profit in 2008 was largely due to the one-off items recognized in 2008 as profit on disposal of investments and others, net totaling HK$2,453 million (US$316.5 million) in 2008 and the impairment charges in respect of our Thailand operations in 2007. Excluding the items described above, the accelerated depreciation charges in our Israel and Vietnam operations of HK$329 million (US$42.5 million) in 2008 and an exchange loss of HK$156 million (US$20.1 million) arising from our payment of a special dividend in 2008, like-for-like operating profit would have been HK$2,092 million (US$269.9 million) in 2008 compared to HK$1,621 million in 2007. This increase reflected improved operating profits in Israel, Hong Kong and Thailand, partially offset by increased losses in Indonesia and Sri Lanka.

Interest and other finance costs, net

Interest income from continuing operations decreased by 33.7% to HK$1,074 million (US$138.6 million) in 2008 from HK$1,619 million in 2007. Interest income in both years was primarily earned on cash balances resulting from our sale of CGP Investments Holdings. The decrease in interest income in 2008 was mainly due to lower bank deposit rates and the significant drop in cash balances at the beginning of December 2008 after the payment of a special dividend of HK$33.7 billion (US$4.3 billion). Interest and other finance costs from continuing operations of HK$1,330 million (US$171.6 million) in 2008 were comparable to HK$1,335 million in 2007. The interest and other finance costs were principally related to our debts and changes in the fair value of derivative instruments.

(Loss)/Profit before taxation

As a result of the foregoing, we recorded a profit before taxation from continuing operations of HK$3,793 million (US$489.4 million) in 2008, compared to a loss of HK$2,535 million in 2007.

Taxation

Our taxation charge from continuing operations in 2008 was HK$874 million (US$112.8 million), a 357.6% increase from HK$191 million in 2007. The charge for 2008 was comprised of a current taxation charge of HK$1,025 million (US$132.3 million) and a deferred taxation credit of HK$151 million (US$19.5 million). The charge for 2007 was comprised of a current taxation charge of HK$690 million and a deferred taxation credit of HK$499 million. The increase in our current taxation charge in 2008 was mainly attributable to increased taxable income from our Israel operations. The decrease in the net deferred taxation credit compared to 2007 was primarily due to the reversal of a cumulative deferred tax liability in 2007 of HK$421 million related to our Thailand operations as a result of the impairment charge taken on certain non-current assets.

(Loss)/Profit for the year from continuing operations

As a result of the foregoing, in 2008 we recorded a profit for the year from continuing operations of HK$2,919 million (US$376.7 million), compared to a loss for the year from continuing operations of HK$2,726 million in 2007.

Profit from discontinued operations

We did not dispose of any operations in 2008 that were required to be presented as discontinued operations in accordance with IFRS 5, and no gains or losses from discontinued operations were recorded. In February 2007, we entered into an agreement to sell our entire interests in CGP Investments Holdings, a company that held through various subsidiaries the direct and indirect equity and loan interests in Hutchison Essar (now known as Vodafone Essar Limited) and its subsidiaries. Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5 and a profit from discontinued operations of HK$70,502 million was recorded in 2007.

Profit attributable to equity holders

Profit attributable to our equity holders in 2008 was HK$1,883 million (US$243.0 million), or earnings per share of HK$0.39 (US$0.05), compared to a profit attributable to equity holders in 2007 of HK$66,884 million, or earnings per share of HK$14.01. Our profit attributable to equity holders in 2007 consisted of a loss from continuing operations attributable to our equity holders of HK$3,147 million, or a loss per share of HK$0.66, and a profit from discontinued operations attributable to our equity holders of HK$70,031 million.

Results of our operating companies

The following table presents a breakdown of turnover from our continuing operations for the years indicated by segment and the percentage of total turnover accounted for by each segment:

	Year ended December 31,
	2007		2008
	HK$ millions	%	HK$ millions	%
Israel	11,650	57.1	13,813	58.2
Hong Kong mobile	4,775	23.4	5,376	22.7
Hong Kong fixed-line	2,436	11.9	2,693	11.4
Thailand	973	4.8	1,192	5.0
Indonesia	117	0.6	315	1.3
Others:
Ghana	194	1.0	123	0.5
Sri Lanka	189	0.9	160	0.7
Vietnam	40	0.2	18	0.1
Others	27	0.1	35	0.1

Total others:	450	2.2	336	1.4

Turnover	20,401	100.0	23,725	100.0

The following table presents a breakdown of operating expenses from our continuing operations for the years indicated by segment and the percentage of total operating expenses accounted for by each segment:

	Year ended December 31,
	2007		2008
	HK$ millions	%	HK$ millions	%
Israel	9,461	48.8	10,836	49.0
Hong Kong mobile	4,328	22.3	4,944	22.3
Hong Kong fixed-line	2,194	11.3	2,361	10.7
Thailand	1,581	8.2	1,112	5.0
Indonesia	743	3.8	1,657	7.5
Others:
Ghana	214	1.1	136	0.6
Sri Lanka	125	0.7	167	0.8
Vietnam	319	1.7	538	2.4
Others	409	2.1	367	1.7

Total others	1,067	5.6	1,208	5.5

Operating expenses	19,374	100.0	22,118	100.0

The following table presents, for the years indicated, a breakdown of operating (loss)/profit by segment, impairment charges, profit on disposal of investments and others, net, from our continuing operations and the percentage of total operating profit before disposal of investments and others accounted for by each segment:

	Year ended December 31,
	2007		2008
	HK$ millions	%	HK$ millions	%
Israel	2,189	213.1	2,977	185.2
Hong Kong mobile	447	43.5	432	26.9
Hong Kong fixed-line	242	23.6	332	20.7
Thailand	(608)	(59.2)	80	5.0
Indonesia	(626)	(61.0)	(1,342)	(83.5)
Others:
Ghana	(20)	(1.9)	(13)	(0.8)
Sri Lanka	64	6.2	(7)	(0.4)
Vietnam	(279)	(27.2)	(520)	(32.4)
Others	(382)	(37.1)	(332)	(20.7)

Total others	(617)	(60.0)	(872)	(54.3)

Operating profit before disposal of investments and others	1,027	100.0	1,607	100.0

Impairment charge for Thailand segment	(3,854)		—
Profit on disposal of investments and others, net	8		2,453

Operating (loss)/profit	(2,819)		4,060

Israel. Our Israel operations accounted for 58.2% of our total turnover in 2008 compared to 57.1% in 2007. Turnover in our Israel operations grew by 18.6% to HK$13,813 million (US$1,782.3 million) in 2008 compared to HK$11,650 million in 2007. Turnover growth was primarily driven by the favorable currency exchange movements of the NIS against the Hong Kong dollar. The growth was also attributable to the increase in customer base, especially in 3G customers who typically have a higher average revenue per user, higher average minutes of use per user and higher content and data revenues. This higher level of turnover was partially offset by a decrease in interconnect income as a result of the mandated reduction in interconnect charges by the Ministry of Communications of Israel. The customer base of our Israel operations increased 1.3% to 2,898,000 at the end of 2008 from 2,860,000 at the end of 2007. As at December 31, 2008, the 3G customer base of our Israel operations represented 32.8% of our total customer base in Israel.

Operating expenses increased by 14.5% to HK$10,836 million (US$1,398.2 million) in 2008 from HK$9,461 million in 2007,

due partly to the foreign exchange impact of the appreciation of the NIS against the Hong Kong dollar during 2008, as well as an accelerated depreciation charge of HK$162 million (US$20.9 million) resulting from an agreement entered into with LM Ericsson Israel Ltd in December 2007 to replace certain 3G equipment.

As a percentage of turnover, operating expenses decreased to 78.4% in 2008 compared to 81.2% in 2007.

As a result of the factors discussed above, operating profit before profit on disposal of investments and others, net from our Israel operations increased 36.0% to HK$2,977 million (US$384.1 million) in 2008, compared to HK$2,189 million in 2007.

Hong Kong mobile. Our Hong Kong mobile operations accounted for 22.7% of our total turnover in 2008, around the same level as in 2007, when our Hong Kong mobile operations accounted for 23.4% of our total turnover. Turnover from our Hong Kong mobile operations increased 12.6% to HK$5,376 million (US$693.7 million) in 2008 from HK$4,775 million in 2007. Turnover growth was driven primarily by a larger customer base, which resulted in increased voice, inbound and outbound roaming and data and content revenues. Our customer base in Hong Kong and Macau increased by 11.3% to 2.7 million at year-end 2008 from 2.4 million at the end of 2007. At the end of 2008, we had approximately 2.4 million customers in Hong Kong and 305,000 customers in Macau. Boosted by the launch of the iPhoneTM 3G in the third quarter of 2008, the 3G customer base of our Hong Kong mobile operations increased 24.2% year-on-year to 1.3 million at the end of 2008. As at December 31, 2008, the 3G customer base represented 49.6% of our mobile customer base of our Hong Kong mobile operations.

Operating expenses for the Hong Kong mobile operations increased by 14.2% to HK$4,944 million (US$637.9 million) in 2008 from HK$4,328 million in 2007, due primarily to higher interconnection costs and amortization charges for capitalized customer acquisition and retention costs.

Operating profit from our Hong Kong mobile operations slightly decreased by 3.4% to HK$432 million (US$55.7 million) in 2008, compared to HK$447 million in 2007.

Hong Kong fixed-line. Our Hong Kong fixed-line operations accounted for 11.4% of our total turnover in 2008, compared to 11.9% in 2007. Turnover from our Hong Kong fixed-line operations increased 10.6% to HK$2,693 million (US$347.5 million) in 2008 from HK$2,436 million in 2007. Our fixed-line operations in Hong Kong consist of three market segments: international and carrier business, corporate and business market, and residential market. The international and carrier business and the corporate and business market recorded growth in turnover of 24.8% and 11.3%, respectively, in 2008, but there was a slight decrease in revenue in the residential market as a result of the intense market competition and shrinking of the residential voice market in Hong Kong.

Operating expenses increased 7.6% to HK$2,361 million (US$304.6 million) in 2008 from HK$2,194 million in 2007. The increase was mainly due to increases in IDD charges and leased line rentals.

As a result of the factors discussed above, operating profit from our Hong Kong fixed-line operations increased by 37.2% to HK$332 million (US$42.8 million) in 2008 from HK$242 million in 2007.

Thailand. Our Thailand operations accounted for 5.0% of our total turnover in 2008, compared to 4.8% in 2007. Turnover in 2008 increased to HK$1,192 million (US$153.8 million) from HK$973 million in 2007. The increase in turnover was mainly driven by a 9.4% year-on-year increase in the customer base to 1.1 million at the end of 2008 from 978,000 at the end of 2007.

Operating expenses decreased 29.7% to HK$1,112 million (US$143.5 million) in 2008 from HK$1,581 million in 2007, primarily due to the decrease in depreciation and amortization. As a result of the impairment charges on certain non-current assets in 2007, the depreciation charge in 2008 reflected only the charges for the non-current assets acquired in 2008.

The operating profit from our Thailand operations was HK$80 million (US$10.3 million) in 2008, compared to a loss after impairment charge of HK$4,462 million in 2007. The change from operating loss in 2007 to operating profit in 2008 was primarily due to the impairment charge of HK$3,854 million on non-current assets recognized in 2007, which also resulted in a significant reduction in depreciation and amortization charges in 2008.

Indonesia. We launched operations in Indonesia in the first half of 2007. In 2008, we expanded our network coverage to the island of Sulawesi, achieving a customer base of 4.5 million at the end of 2008, with more than 2.4 million net additions during 2008. Prepaid customers accounted for 99.8% of the total customer base. As at December 31, 2008, the geographic area covered by our network included over 67% of the total population of Indonesia.

Turnover in 2008 increased to HK$315 million (US$40.6 million) from HK$117 million in 2007, mainly driven by increases in customer base and SMS usage. Turnover for the year reflected a full year operations in 2008, compared to a partial year in 2007, since the service launched in the first half of 2007.

Operating expenses increased to HK$1,657 million (US$213.8 million) in 2008 from HK$743 million in 2007. Depreciation and amortization amounted to HK$339 million (US$43.7 million) in 2008, compared to HK$151 million in 2007. The increase in depreciation in 2008 reflected a full year charge on fixed assets and the higher level of capital expenditure recognized during the year. Amortization charges were recorded in respect of the 3G license, which has been capitalized as an intangible asset and amortized on a straight-line basis over the life of the license.

The number of on-air base stations increased from 2,256 at the end of 2007 to over 6,300 by the end of 2008, resulting in higher operating costs, including higher network operation and maintenance costs, higher operating lease costs due to an increase in the number of base station tower sites that are leased from third-party operators and tower companies, and increased managed service costs and frequency fee charges. In addition, we incurred higher retail branding costs for various sales and marketing programs throughout the year.

In March 2008, we entered into a conditional tower transfer agreement to sell up to 3,692 base station tower sites for cash consideration of US$500.0 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. The sale of the first and second tranches comprising 2,248 base station tower sites were completed and a total profit from the sale of HK$1,421 million (US$182.2 million) was recognized in 2008. We refer you to “Item 3. Key Information – Risk Factors – Risks Relating to our Business – We may be required to change our accounting treatment of certain sale and leaseback transactions in Indonesia” for more information about the accounting treatment for these transactions.

We also recognized a gain of HK$731 million (US$93.7 million) as other income relating to compensation received by our Indonesia operations from a network supplier in the form of credit vouchers. We utilized some of the vouchers during 2008 and expect to utilize the remaining vouchers in an aggregate amount of US$47.4 million (approximately HK$370 million) in 2009 and 2010.

As a result of the factors discussed above, our operating profit after the profit on disposal of investments and others, net was HK$810 million (US$104.5 million) compared to an operating loss of HK$626 million in 2007, primarily as a result of the gains totaling HK$2,152 million (US$277.7 million) recognized during the year from the sale of base station tower sites and credit vouchers received. Excluding these gains, our Indonesia operations would have reported an operating loss of HK$1,342 million (US$173.2 million) in 2008.

Other operations

Sri Lanka. Turnover decreased 15.3% to HK$160 million (US$20.6 million) in 2008 from HK$189 million in 2007. The decrease in turnover was a result of both a 22.3% decrease in our customer base to 887,000 at the end of 2008 from 1.1 million at the end of 2007 and on-going tariff decreases in light of severe competition.

Our Sri Lanka operations recorded operating expenses of HK$167 million (US$21.5 million) in 2008, a 33.6% increase compared to HK$125 million in 2007. The increase in operating expenses was primarily a result of increased network rental and maintenance costs for additional base stations acquired during the year. The number of base stations on-air at the end of 2008 reached 600, an increase of more than 50% compared to 2007. The increase in operating costs was also attributable to increased network site rental expenses and a six-fold increase in cellular and transmission frequency charges by the Telecommunication Regulatory Commission of Sri Lanka in 2008.

As a result of the factors discussed above, our Sri Lanka operations incurred an operating loss of HK$7 million (US$0.9 million) in 2008, compared to an operating profit of HK$64 million in 2007.

Vietnam. In March 2008, we were granted an Investment Certificate from The People’s Committee of Hanoi City, that permitted the conversion of the CDMA network to GSM with a renewed operating period of a further 15 years. In connection with this change, we stopped customer recruitment and existing customers were temporarily migrated to a third-party network during the first half of 2008. We launched GSM services in Vietnam in April 2009, under a new brand name, “Vietnamobile.”

Due to the difference in technology, some CDMA equipment can, with modifications, be used in the new GSM network, while other CDMA equipment cannot be re-used and therefore will not be used for the entire useful life that had initially been estimated for that equipment. This resulted in recognition of an accelerated depreciation charge of HK$167 million (US$21.5 million) on non-reusable CDMA equipment and capitalized expenses to bring the carrying value of these non-reusable assets as at December 31, 2008 down to their fair value less costs to sell.

Operating loss from our Vietnam operations increased to HK$520 million (US$67.1 million) in 2008 from HK$279 million in 2007. This increase was primarily related to costs incurred in rolling out our GSM network.

Others. Turnover in our other operations increased to HK$35 million (US$4.5 million) in 2008 from HK$27 million in 2007. Turnover from other operations primarily included the results of our subsidiary PowerCom Network Hong Kong Limited.

Operating expenses from other operations decreased slightly to HK$367 million (US$47.4 million) in 2008 from HK$409 million in 2007, primarily due to the decrease in share-based payment charges related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend in 2007, offset by a realized exchange loss relating to the payment of the special cash dividend in December 2008.

As a result of the factors discussed above, operating loss from our other operations decreased to HK$332 million (US$42.8 million) in 2008 compared to HK$382 million in 2007.

Results of Operations for the year ended December 31, 2007 compared to the year ended December 31, 2006

Group results

The following discussion covers both continuing and discontinued operations.

Turnover

Our turnover from continuing operations in 2007 was HK$20,401 million, an increase of 13.8% from HK$17,923 million in 2006. Growth mainly came from strong revenue growth in our Israel and Hong Kong operations.

Turnover in our Hong Kong mobile and Israel operations in 2007 grew by 13.7% and 18.9%, respectively, compared to 2006, and together accounted for most of our total turnover growth in 2007. Our Thailand operations experienced a 4.3% decrease in turnover to HK$973 million in 2007 compared to HK$1,017 million in 2006.

Our customer base grew by 57% to 9.9 million as at December 31, 2007, compared to 6.3 million at the end of 2006 (excluding those customers in India). Growth in our customer base was primarily the result of launching our services in Indonesia and Vietnam, as well as significant customer growth in Sri Lanka and Thailand. Our customer base in Hong Kong and Israel also grew by 13.5% and 7.2%, respectively, with approximately 409,000 2G customers upgrading to 3G in these two markets. This resulted in a combined 3G customer base in Hong Kong, Macau and Israel of 1.7 million at the end of 2007, an increase of 67.5% from 1.0 million for Hong Kong and Israel at the end of 2006.

Operating expenses

The following table presents a breakdown of our operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended December 31,
	2006 HK$ millions	2007 HK$ millions	Change %
Cost of inventories sold	2,164	2,671	23.4
Staff costs	1,897	2,295	21.0
Depreciation and amortization	3,804	4,226	11.1
Other operating expenses	8,685	10,182	17.2

Total operating expenses	16,550	19,374	17.1

Our operating expenses in 2007 increased 17.1% to HK$19,374 million compared to HK$16,550 million in 2006. The increase in operating expenses was primarily attributable to higher operating expenses incurred in our operations in Vietnam and Indonesia, which commenced operations in 2007. Excluding the costs of HK$1,062 million related to the launch of operations in Indonesia and Vietnam, in 2007 our operating expenses increased by 11.8% compared to a 12.9% increase in turnover (excluding turnover generated by our operations in Indonesia and Vietnam).

As a percentage of turnover, our operating expenses increased from 92.3% of turnover in 2006 to 94.9% in 2007.

Cost of inventories sold increased by 23.4% to HK$2,671 million, from HK$2,164 million in 2006, mainly due to higher sales, particularly 3G sales, where the cost of the handset is typically higher than for 2G sales. Our cost of inventories sold primarily consists of handsets sold by our operations in Hong Kong and Israel.

Staff costs increased by 21.0% to HK$2,295 million in 2007 from HK$1,897 million in 2006. As a percentage of total turnover, staff costs increased to 11.2% of turnover in 2007 from 10.5% in 2006. The increase in staff costs was partly due to additional share-based compensation charges of HK$223 million incurred as a result of our adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend of HK$6.75 per share in June 2007. It was also due to a 10.1% increase in our total number of employees, which expanded primarily to support the launch of our operations in Vietnam and Indonesia and general growth in our business activities as well as the payment of a retirement bonus for the former CEO of Partner.

Depreciation and amortization increased 11.1% to HK$4,226 million in 2007 from HK$3,804 million in 2006. Increases in depreciation were primarily attributable to our rollout of services in Indonesia and Vietnam. The increase in amortization was also partly due to the full-year amortization in 2007 of the transmission business of Med-1 I.C.1 (1999) Ltd. in Israel, which we acquired in July 2006, as well as additional amortization charges on capitalized operating expenses.

The following table presents a breakdown of our other operating expenses from continuing operations:

	Year ended December 31,
	2006 HK$ millions	2007 HK$ millions	Change %
Cost of services provided	5,706	6,668	16.9
General administrative and distribution costs	1,435	1,711	19.2
Operating leases in respect of buildings, hire of plant and machinery	1,233	1,392	12.9
Others	311	411	32.2

Other operating expenses	8,685	10,182	17.2

Our other operating expenses increased 17.2% to HK$10,182 million in 2007 from HK$8,685 million in 2006. The main component of our other operating expenses is the cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs), which increased by 16.9% to HK$6,668 million in 2007 from HK$5,706 million in 2006. The increase in interconnection, roaming and international termination charges was mainly due to growth in our customer base and usage, while the increase in network costs was primarily attributable to the expansion of our networks in Indonesia, Vietnam, Sri Lanka and Macau. As a result of these network expansions, our mobile network grew by 40.1% in 2007, in terms of the number of on-air base stations, as compared to 2006, and this resulted in a significant increase in costs of network operation and maintenance, transmissions, cell site rentals and lease-lines rentals.

The increase in our other operating expenses was also partly due to a 19.2% increase in general administrative and distribution costs to HK$1,711 million in 2007 from HK$1,435 million in 2006. The increase in general administrative and distribution costs was driven mainly by increased customer acquisition and retention programs in Israel and Hong Kong, the launch of services in Vietnam and Indonesia and the launch of 3G service in Macau. In 2007, operating leases in respect of buildings, hire of plant and machinery increased by 12.9% to HK$1,392 million, compared to HK$1,233 million in 2006 mainly as a result of the expansion of our Macau operations and our Hong Kong fixed line operations.

Other operating expenses represented 49.9% of our total turnover in 2007, an increase of 1.4% from 48.5% in 2006. This increase was primarily as a result of increases in operating expenses associated with the launch of operations in Indonesia and Vietnam.

Impairment charge

In 2007, we recognized an impairment charge of HK$3,854 million in connection with our Thailand operations. Our Thailand operations incurred losses in 2007, and our cash flow forecasts for this segment indicated that the carrying values of certain non-current assets were not expected to be recoverable from future operating cash flow of the business. We therefore recognized an impairment charge in respect of network equipment, telecommunication licenses and certain non-current assets, in accordance with IAS 36 “Impairment of Assets.”

Profit on disposal of investments and others, net

Our profit on disposal of investments and others decreased to HK$8 million in 2007 from HK$44 million in 2006.

Operating profit/(loss)

As a result of the foregoing, in 2007 we recorded an operating loss of HK$2,819 million compared to an operating profit of HK$1,417 million in 2006.

Interest and other finance costs, net

We recorded interest income from interest earned on cash balances of HK$1,619 million in 2007 compared to HK$66 million in 2006. The higher level of interest income in 2007 was primarily due to interest we earned on cash balances resulting from our sale of CGP Investments Holdings. Interest and other finance costs decreased 19.2% to HK$1,335 million in 2007 from HK$1,652 million in 2006, primarily due to lower levels of gross debt in our Israel, Hong Kong and Thailand operations. Interest income at our corporate office amounted to HK$1,555 million, compared to zero in 2006; the increase was a result of cash balances retained subsequent to the sale of CGP Investments Holdings. Interest and other finance costs were principally related to our debt and changes in fair value of derivative instruments.

Loss before taxation

As a result of the foregoing, we recorded a loss before taxation of HK$2,535 million in 2007, compared to a loss of HK$170 million in 2006.

Taxation

Our taxation charge in 2007 was HK$191 million, a 70.8% decrease from a charge of HK$653 million in 2006. The charge for 2007 was comprised of a current taxation charge of HK$690 million and a deferred taxation credit of HK$499 million. The increase in our current taxation charge in 2007 was mainly attributable to increased taxable income from our Israel operations. Our higher net deferred taxation credit was primarily due to our reversal of cumulative deferred tax liability charges that reflected temporary differences that had arisen between the base asset value for tax purposes and the carrying value for financial statement purposes of our impaired non-current assets in Thailand.

Loss from continuing operations

Our loss from continuing operations in 2007 was HK$2,726 million, compared to a loss of HK$823 million in 2006, primarily due to the HK$3,854 million impairment charge in respect of our Thailand operations. Excluding the impairment charge in Thailand, which had a net impact of HK$3,433 million after the reversal of HK$421 million in deferred tax credits, we would have recorded a profit from continuing operations of HK$707 million.

Profit from discontinued operations

In February 2007, we entered into an agreement to sell our entire interests in CGP Investments Holdings, a company which held through various subsidiaries the direct and indirect equity and loan interests in Hutchison Essar and its subsidiaries, to a wholly-owned subsidiary of Vodafone, for a cash consideration of approximately US$11,074 million (approximately HK$86.6 billion). Accordingly, the results pertaining to the Indian mobile telecommunications operations were presented as discontinued operations in accordance with IFRS 5.

Discontinued operations contributed HK$70,502 million to our profit for 2007. This amount was comprised of HK$1,159 million from operating activities through May 8, 2007 and HK$69,343 million from the gain on disposal of CGP Investments Holdings.

Profit attributable to equity holders

Profit attributable to our equity holders in 2007 was HK$66,884 million, or earnings per share of HK$14.01. We recorded a loss of HK$3,147 million, or loss per share of HK$0.66, from continuing operations and a profit of HK$70,031 million from discontinued operations.

Results of our operating companies

The following table presents a breakdown of turnover from our continuing operations by segment and the percentage of total turnover accounted for by each segment for the years indicated:

	Year ended December 31,
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	9,796	54.7	11,650	57.1
Hong Kong mobile	4,199	23.4	4,775	23.4
Hong Kong fixed-line	2,406	13.4	2,436	11.9
Thailand	1,017	5.7	973	4.8
Indonesia	—	0.0	117	0.6
Others:
Ghana	130	0.7	194	1.0
Sri Lanka	124	0.7	189	0.9
Vietnam	—	0.0	40	0.2
Others	251	1.4	27	0.1

Total others	505	2.8	450	2.2

Turnover	17,923	100.0	20,401	100.0

The following table presents a breakdown of operating expenses for the years indicated by segment and the percentage of operating expenses accounted for by each segment:

	Year ended December 31,
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	8,088	48.9	9,461	48.8
Hong Kong mobile	3,952	23.9	4,328	22.3
Hong Kong fixed-line	2,147	13.0	2,194	11.3
Thailand	1,518	9.2	1,581	8.2
Indonesia	124	0.7	743	3.8
Others:
Ghana	174	1.0	214	1.1
Sri Lanka	89	0.5	125	0.7
Vietnam	46	0.3	319	1.7
Others	412	2.5	409	2.1

Total others	721	4.3	1,067	5.6

Operating expenses	16,550	100.0	19,374	100.0

The following table presents, for the years indicated, a breakdown of operating profit/(loss) by segment, impairment charges, profit on disposal of investments and others, net, and the percentage of total operating profit accounted for by each segment:

	Year ended December 31,
	2006		2007
	HK$ millions	%	HK$ millions	%
Israel	1,708	124.4	2,189	213.1
Hong Kong mobile	247	18.0	447	43.5
Hong Kong fixed-line	259	18.9	242	23.6
Thailand	(501)	(36.5)	(608)	(59.2)
Indonesia	(124)	(9.0)	(626)	(61.0)
Others:
Ghana	(44)	(3.2)	(20)	(1.9)
Sri Lanka	35	2.5	64	6.2
Vietnam	(46)	(3.4)	(279)	(27.2)
Others	(161)	(11.7)	(382)	(37.1)

Total others	(216)	(15.8)	(617)	(60.0)

Operating profit before disposal of investments and others	1,373	100.0	1,027	100.0

Impairment charge for Thailand segment	—		(3,854)
Profit on disposal of investments and others, net	44		8

Operating profit/ (loss)	1,417		(2,819)

Israel. Our Israel operations accounted for 57.1% of total turnover in 2007 compared to 54.7% of total turnover in 2006. Turnover in our Israel operations grew by 18.9% to HK$11,650 million in 2007 compared to HK$9,796 million in 2006. Turnover growth was primarily due to customer growth, especially in 3G customers, who typically have a higher ARPU, and business customers, higher average minutes of use per user and an increase in content and data revenues. This higher level of turnover was partially offset by a decrease in average revenue per minute caused by regulatory measures mandating a reduction of approximately 10% in interconnect tariffs and a new regulation restricting our ability to charge for calls directed to voice mail. The growth in turnover also benefited from favorable exchange rates for the NIS against the Hong Kong dollar; in local currency terms, turnover growth was 9.0%. At the end of 2007, our Israel operations customer base increased by 7.2% to 2.9 million from 2.7 million at the end of 2006. As at December 31, 2007, the 3G customer base of our Israel operations represented 22.1% of our total customer base in Israel.

Operating expenses increased by 17.0% to HK$9,461 million in 2007 from HK$8,088 million in 2006, primarily due to higher distribution and commission expenses and increased provisions for doubtful accounts from receivables on handset sales and service revenues. In addition, there were significant expenses in respect of a retirement bonus for the former CEO of Partner as well as a reduction in interconnection rates and royalty charges.

As a result of the factors discussed above, operating profit from our Israel operations increased 28.2% to HK$2,189 million in 2007, compared to HK$1,708 million in 2006.

Hong Kong mobile. Our Hong Kong mobile operations accounted for 23.4% of total turnover in 2007, the same percentage as in 2006. Turnover from our mobile operations in Hong Kong increased by 13.7% to HK$4,775 million in 2007 from HK$4,199 million in 2006. Turnover growth was primarily due to customer growth, especially in 3G customers, and higher ARPU as a result of more

3G customers, higher data and content revenues and increased roaming revenues. Our customer base in Hong Kong and Macau increased by 13.5% to 2.4 million at year-end 2007 from 2.1 million at the end of 2006. At the end of 2007, we had approximately 2.1 million customers in Hong Kong and 283,000 in Macau. As at December 31, 2007, our 3G customer base of 1.1 million represented 44.5% of the total customer base in Hong Kong and Macau and compared to 0.7 million at the end of 2006.

Operating expenses increased by 9.5% to HK$4,328 million in 2007 from HK$3,952 million 2006, due in part to the share-based payment charge related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend in June 2007, a portion of which was allocated to employees of our Hong Kong mobile operations. We also incurred higher customer acquisition and retention costs and a corresponding increase in the amortization of capitalized customer acquisition and retention costs. Higher network and IT operating expenses were incurred in rolling out our 3G network in Macau.

As a result of the factors discussed above, operating profit from our Hong Kong mobile operations increased by 81.0% to HK$447 million in 2007, compared to HK$247 million in 2006.

Hong Kong fixed-line. Our fixed-line operations accounted for 11.9% of total turnover in 2007, compared to 13.4% in 2006. Turnover in Hong Kong fixed-line operations increased 1.2% to HK$2,436 million in 2007 from HK$2,406 million in 2006. Our fixed-line operations in Hong Kong are grouped into three segments: international and carrier business, corporate and business market, and residential market. During 2007, all three of these segments experienced growth in turnover.

Operating expenses increased by 2.2% to HK$2,194 million in 2007 from HK$2,147 million in 2006, due in part to the share-based payment charge related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend in June 2007, a portion of which was allocated to employees of our Hong Kong fixed-line operations. We also incurred higher costs associated with network outsourcing activities and an increase in the amortization charge of capitalized costs as a result of a change in the estimated customer contract life.

As a result of the factors discussed above, operating profit from our Hong Kong fixed-line operations decreased by 6.6% to HK$242 million in 2007 from HK$259 million in 2006.

Thailand. Our Thailand operations accounted for 4.8% of total turnover in 2007, compared to 5.7% in 2006. Turnover in our Thailand operations decreased to HK$973 million in 2007 from HK$1,017 million in 2006. The decrease in turnover was mainly a result of the change in customer mix towards more prepaid customers and a decline in blended ARPU. As at December 31, 2007, our customer base had risen to 978,000, an increase of 34.3% compared to 728,000 at the end of 2006. The increase in customer base was due to a 45.3% increase in prepaid customers and a 19.6% increase in postpaid customers. At the end of 2007, our prepaid customer base represented 62.0% of our total customer base in Thailand, compared to 57.3% at the end of 2006. Prepaid customers generally have lower ARPU than postpaid customers.

Operating expenses increased by 4.2% to HK$1,581 million in 2007 from HK$1,518 million in 2006, primarily due to the appreciation of the Thai Baht and increases in outsourcing and advertising costs, as well as higher customer acquisition and retention costs. During the second half of 2007, we took a provision of HK$60 million in respect of certain flow-through charges for regulatory license fees levied on CAT Telecom and which CAT Telecom passed on to us.

The operating loss from our Thailand operations was HK$4,462 million in 2007, compared to HK$501 million in 2006. The loss was primarily a result of an impairment charge of HK$3,854 million that we recognized in 2007, relating to our non-current assets in Thailand in accordance with IAS 36.

Indonesia. We launched operations in Indonesia in the first half of 2007 and recorded turnover of HK$117 million for the year.

Our customer base in Indonesia grew to 2.0 million by the end of 2007, with more than 99.8% of the customer base in the prepaid segment. Our business in Indonesia is still in the initial expansion phase, where we are working to expand service coverage and are offering heavily discounted promotions to support initial growth in customer base.

Operating expenses increased to HK$743 million in 2007 from HK$124 million in 2006. With the launch of operations, we commenced recognizing depreciation and amortization expenses, which amounted to HK$151 million in 2007. Depreciation expenses were recognized on the network and other assets and amortization expenses were recorded in respect of the 3G license, which has been capitalized under IAS 32 “Financial Instruments: Presentation” as an intangible asset and was amortized on a straight line basis over the life of the license. In addition, we incurred costs resulting from the first year of operations since the date of launch in 2007, including higher rental and transmission costs for base station sites, higher market and advertising costs associated with the launch of the service, and higher sales and distribution costs, including costs associated with customer acquisition and subsidies.

Operating loss from our Indonesia operations increased to HK$626 million in 2007 from HK$124 million in 2006. These losses were primarily a result of costs related to the launch of service in 2007.

Other operations

Ghana. Turnover in our Ghana operations increased by 49.2% to HK$194 million in 2007 from HK$130 million in 2006. The strong growth for the year was mainly driven by the growth in the customer base, which more than offset lower ARPU. Our customer base increased to approximately 289,000 at the end of 2007, 44.5% higher than our customer base of approximately 200,000 at the end of 2006, mainly due to improvements in the quality of handsets we offered and our implementation of new marketing strategies. The lower ARPU was primarily a result of declining minutes of use per user.

Operating expenses were HK$214 million in 2007, a 23.0% increase from HK$174 million in 2006. The growth in operating expenses was partially due to higher network and operating costs as a result of the increase in the size of our network, higher marketing and advertising costs and higher customer acquisition costs, as well as higher general and administrative expenses.

As a result of the factors discussed above, operating losses from our Ghana operations decreased by 54.5% to HK$20 million in 2007 from HK$44 million in 2006.

Sri Lanka. Turnover increased 52.4% to HK$189 million in 2007 from HK$124 million in 2006. The growth was driven by a 104.1% increase in our customer base to 1.1 million compared to 559,000 in 2006. The higher number of customers was offset in part by a decline in ARPU in 2007, mainly due to lower minutes of use per user. The decline in minutes of use per user was primarily due to the imposition of a mobile service levy, as well as high inflation in Sri Lanka during 2007.

Our Sri Lanka operations recorded operating expenses of HK$125 million in 2007, a 40.4% increase over operating costs of HK$89 million in 2006. The increase in operating expenses was primarily a result of increased costs associated with customer acquisitions and a value-added tax charge for promotional discounts of HK$6.5 million, which represented 5.2% of our Sri Lanka operations’ total operating costs.

As a result of the factors discussed above, operating profit from our Sri Lanka operations increased by 82.9% to HK$64 million in 2007 from HK$35 million in 2006.

Vietnam. We launched our Vietnam operations in the first half of 2007 and recorded turnover of HK$40 million for the year. During the second half of the year, we applied to change our operating license in order to switch from CDMA to GSM services. We were granted an Investment Certificate from the People’s Committee of Hanoi City on March 8, 2008 permitting our Vietnam operations, HT Mobile, to convert its CDMA network to GSM. The Investment Certificate is for a period of 15 years and contains a rollout requirement to have 3,000 base station tower sites by March 2009.

We experienced a slow-down in customer acquisition and promotional activity in the second half of 2007 due to the application to change operating license and to severe competition. As at December 31, 2007, we had a customer base of 152,000 users, of which 93.4% were prepaid customers.

Operating expenses increased to HK$319 million in 2007 from HK$46 million in 2006. With the launch of operations in 2007, we commenced the recognition of depreciation and amortization expenses related to our Vietnam operations, which amounted to HK$51 million in 2007. In addition, our Vietnam operations incurred costs resulting from our first year of operations, including higher rental and transmission costs for base station sites, higher market and advertising costs, and higher sales and distribution costs, including costs associated with customer acquisition and handset subsidies.

Operating loss from our Vietnam operations increased to HK$279 million in 2007 from HK$46 million in 2006. These losses were primarily a result of costs related to the launch of service in 2007.

Others. Turnover in our other operations decreased to HK$27 million in 2007 from HK$251 million in 2006. In 2007, other operations primarily included the results of our subsidiary PowerCom Network Hong Kong Limited. In 2006, other operations also included the results of Vanda IT Solutions, which we sold in 2006. The sale of Vanda IT Solutions in 2006 was the primary reason for the decline from 2006 to 2007.

Our operating expenses from other operations decreased slightly to HK$409 million from HK$412 million in 2006. The primary component of operating expenses from other operations was a share-based payment charge related to the adjustment of the exercise price of our employee stock options subsequent to our payment of a special dividend of HK$6.75 per share in June 2007.

As a result of the factors discussed above, operating loss from our other operations increased to HK$382 million in 2007 from HK$161 million in 2006.

Liquidity and Capital Resources

Requirements

Our liquidity and capital requirements relate principally to the following:

•	capital expenditures for the build-out and expansion of networks in the markets where we operate, including purchases of fixed assets and licenses;

•	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution and customer services;

•	payments of the principal and interest on debt and dividends; and

•	costs associated with our expansion of operations into any new markets in which we may decide to invest.

Capital expenditures

The following table sets forth our capital expenditures by segment for the years indicated:

	Capital expenditures on fixed assets Year ended December 31,			Capital expenditures on other intangible assets Year ended December 31,
	2006	2007	2008	2006	2007	2008
	HK$ millions			HK$ millions
Israel	848	985	1,191	1	1	—
Hong Kong mobile	284	475	582	453	567	817
Hong Kong fixed-line	466	463	487	32	35	48
Thailand	112	41	34	—	—	—
Indonesia	172	1,794	1,544	1,341	79	—
Others:
Vietnam	155	799	259	—	—	—
Sri Lanka	53	184	182	—	—	—
Ghana	10	12	—	—	—	—
Others	3	1	4	—	—	—

Total others	221	996	445	—	—	—

Total	2,103	4,754	4,283	1,827	682	865

Capital expenditures on fixed assets

In 2008, our capital expenditures on fixed assets decreased 9.9% to HK$4,283 million (US$552.7 million) compared to HK$4,754 million in 2007, primarily due to decreased capital expenditures on fixed assets in Indonesia and Vietnam. Capital expenditures in Indonesia decreased to HK$1,544 million (US$199.2 million) in 2008 from HK$1,794 million in 2007, reflecting primarily timing differences in the recording of capital expenditures because certain contractual milestones related to our network build-out were not reached by the end of 2008, and the introduction of leased base station tower sites in our network rollout strategy which led to some savings in capital expenditures on site acquisition and construction. Capital expenditures in Vietnam decreased to HK$259 million (US$33.4 million) in 2008 from HK$799 million in 2007, mainly as the result of the deferral of some capital expenditures in relation to the new GSM network to 2009, in line with the new GSM services launched in April 2009. Capital expenditures in Israel increased partly because of the continued build-out of the transmission network and the foreign exchange impact of the appreciation of the NIS against the Hong Kong dollar. The increase in capital expenditures on fixed assets in our Hong Kong mobile operations mainly reflected continued investments in network upgrades and expansion to support growth in our customer base, including the rollout of a HSDPA network.

In 2007, our capital expenditure on fixed assets increased to HK$4,754 million, from HK$2,103 million in 2006, representing an increase of 126.1%. The increase in capital expenditure on fixed assets was mainly for expansion in our new markets of Indonesia and Vietnam. Capital expenditure in Indonesia increased to HK$1,794 million from HK$172 million in 2006 as a result of the rapid expansion of our network in 2007. Capital expenditure in Vietnam increased to HK$799 million from HK$155 million in 2006 as a result of the rapid expansion of our network in 2007. Our networks in both Indonesia and Vietnam are being built under turnkey contracts under which payments are linked to the achievement of certain milestones set out in the relevant network supply contract. A significant amount of capital expenditures on fixed assets that were completed during 2007 have not been reflected in our consolidated financial statements because the milestones specified in the contracts were not reached by the end of the year. Consequently, capital expenditure figures did not fully reflect the progress of the underlying network rollout in Indonesia and Vietnam. Capital expenditure in Israel increased in part in connection with the continued build-out of Partner’s transmission network. The increase in capital expenditure on fixed assets in Hong Kong mobile operations mainly reflected the capital expenditure incurred for the rollout of our 3G network in Macau.

Capital expenditures on other intangible assets

Capital expenditures on other intangible assets were comprised mainly of telecommunications licenses, customer acquisition and retention costs, and costs associated with brand building and expanding our customer base.

In 2008, our capital expenditures on other intangible assets increased 26.8% to HK$865 million (US$111.6 million) from HK$682 million in 2007. The increase was mainly due to an increase in capitalized customer acquisition and retention costs in our Hong Kong mobile operations.

In 2007, our capital expenditure on other intangible assets decreased 62.7% to HK$682 million from HK$1,827 million in 2006. The decrease was mainly due to the capitalization of telecommunications licenses in Indonesia, which decreased to HK$79 million in 2007 from HK$1,341 million in 2006. In 2006, our capital expenditure on other intangible assets represented an initial recognition of the net present value of telecommunications licenses, principally in Indonesia, whereas in 2007 it represented only interest capitalization. The decrease in capitalization charges to licenses was offset in part by an increase in customer acquisition and retention costs to HK$602 million from HK$485 million in 2006 from our Hong Kong mobile and Hong Kong fixed-line operations.

In 2009, we expect to continue to invest in Indonesia and Vietnam to strengthen our position in these markets. We anticipate our capital expenditures in 2009, excluding Hong Kong and Macau operations, to be approximately HK$7 billion (US$ 0.9 billion) with the majority expected to be spent in Indonesia and Vietnam.

Cash balances and outstanding debt

Our net debt balance was HK$8,475 million (US$1,093.6 million) as at December 31, 2008, comprising cash and cash equivalents of HK$2,525 million (US$325.8 million) and borrowings of HK$11,000 million (US$1,419.4 million). The following table presents a breakdown by segment of cash and cash equivalents, total debts and net cash/(debt) as at December 31, 2008:

	As at December 31, 2008
	Total debts HK$ millions	Cash and cash equivalents HK$ millions	Net cash / (debt) HK$ millions
Hong Kong mobile	(5,215)	155	(5,060)
Hong Kong fixed-line	—	105	105
Israel	(4,479)	377	(4,102)
Thailand	(358)	13	(345)
Indonesia	(948)	27	(921)
Others	—	1,848	1,848

Total	(11,000)	2,525	(8,475)

Our cash and cash equivalents were denominated as a percentage of our total cash and cash equivalents at December 31, 2008 as follows:

HK$	NIS	THB	USD	Others	Total
16.5%	14.9%	0.6%	62.5%	5.5%	100.0%

For the period from January 1, 2008 to December 1, 2008, our average cash balance was HK$37,930 million (US$4,894.3 million). Following our payment of the special dividend on December 2, 2008 in an amount of HK$33.7 billion (US$4.3 billion), our cash balance at the end of the year was reduced to HK$2,525 million (US$325.8 million).

We invest our cash with banks having a minimum credit rating of AA-/Aa3, unless our board of directors has specially authorized deposits in a lower-rated bank, principally in short duration money market deposits primarily in U.S. dollars. Risk on these deposits is managed under concentration limits that take account of banks’ current short and medium term credit-rating profile.

As at December 31, 2008, our total gross debt was HK$11,000 million (US$1,419.4 million), approximately the same as at December 31, 2007. As at December 31, 2007 and 2008, the ratio of our total gross debt to total assets was 14.4% and 25.1%, respectively. The increase in the ratio of our total debt to total assets was due to the drop in our closing cash balance in 2008 to HK$2,525 million (US$325.8 million), compared to HK$36,611 million in 2007, resulting primarily from the payment of the special cash dividend in December 2008.

During 2008, our Hong Kong mobile operations increased the balance of its bank loan to finance the repayment of an intercompany loan from the Hong Kong fixed-line operations. Our Indonesia operations repaid almost half of their outstanding vendor loans by utilizing the proceeds from the sale of certain base station tower sites.

As at December 31, 2008, 69.6%, or HK$7,652 million (US$987.4 million), of our total borrowings were repayable within one year, primarily from our Hong Kong mobile, Israel and Indonesia operations. As at December 31, 2007, 46.1% of our total borrowings, or HK$5,083 million, were repayable within one year.

We expect to meet our current and future financing needs primarily through cash flow from our operating activities, borrowings by our subsidiaries from banks based on guarantees and/or pledges provided by us and borrowings from members of the Hutchison Whampoa group.

The following table presents information regarding our outstanding bank loans and other interest-bearing third-party borrowings and debentures as at December 31, 2008 by segment.

Segment	Fixed/floating interest rate	Maturity	Currency	Committed facility HK$ millions		Current portion HK$ millions	Non-current portion HK$ millions	Total HK$ millions
Israel	Fixed	Apr 09	USD	7	(1)	7	—	7
	Fixed	Dec 11	NIS	15	(1)	5	10	15
	Floating	Mar 09 - Mar 12	NIS	5,066	(2)	1,138	3,319	4,457

Hong Kong mobile	Floating	May 09	HK$	9,000		5,215	—	5,215

Thailand	Floating	Jan 09 - Aug 09	THB	583		301	—	301
	Floating	Mar 10	USD	69		38	19	57

Indonesia	Floating	Apr 09	USD	2,335		948	—	948

Total				17,075		7,652	3,348	11,000

(1)	Includes finance lease obligations as at December 31, 2008.
(2)	Includes floating rate notes as at December 31, 2008.

Our existing HK$9 billion (US$1.2 billion) bank revolving credit and term loan facility expired on May 14, 2009. During 2008, we entered into a secured revolving credit and term loan facility agreement with a maximum aggregate amount of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of Hutchison Whampoa at a floating interest rate of LIBOR + 2.45% per annum and a final maturity date of November 15, 2011. This facility is guaranteed by us and Hutchison Telephone HK and is secured by the assets, rights and business and the issued share capital of us, Hutchison Telephone HK and any of our and Hutchison Telephone HK’s respective subsidiaries that are identified for this purpose. The agreement in respect of this facility was amended and restated subsequent to the year ended December 31, 2008. We refer you to “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Credit Facility” for more information about the Amended and Restated Facility Agreement. As at December 31, 2008, we had not utilized this facility.

The following tables present our outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended December 31, 2007 and 2008 in respect of such debt:

	As at and for the year end December 31, 2007
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Israel	47	4,072	4,119	283
Hong Kong mobile	4,600	—	4,600	216
Hong Kong fixed-line	4	—	4	123
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Others	85	—	85	14

Total for continuing operations	5,083	5,937	11,020	1,017
Discontinued operations	—	—	—	672

Total	5,083	5,937	11,020	1,689

	As at and for the year end December 31, 2008
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Israel	1,150	3,329	4,479	385
Hong Kong mobile	5,215	—	5,215	134
Hong Kong fixed-line	—	—	—	—
Thailand	339	19	358	18
Indonesia	948	—	948	79
Others	—	—	—	3

Total	7,652	3,348	11,000	619

As at December 31, 2008, total borrowings of HK$69 million (US$8.9 million), compared to HK$182 million as at December 31, 2007 were guaranteed by members of the Hutchison Whampoa group. These guaranteed borrowings were in respect of loans to our Thailand operations. Under the terms of a credit support agreement with the Hutchison Whampoa group, we agreed to pay a guarantee fee charged at normal commercial rates. We have also provided a counter-indemnity in favor of Hutchison Whampoa and its related companies in respect of such guarantees, for so long as a guarantee liability remains. The total amount of fees paid to the Hutchison Whampoa group in 2008 in respect of these borrowings was HK$10 million (US$1.3 million), compared to HK$54 million in 2007.

As at December 31, 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of our borrowings. As at December 31, 2008, these pledged fixed assets had a carrying value of HK$1,131 million (US$145.9 million), compared to HK$4,971 million as at December 31, 2007. As at December 31, 2008, these pledged current assets had a carrying value of HK$14 million (US$1.8 million), compared to HK$2,398 million as at December 31, 2007. As at December 31, 2008, we had total current borrowings of HK$7,652 million (US$987.4 million) and total non-current borrowings of HK$3,348 million (US$432.0 million), compared to HK$5,083 million and HK$5,937 million, respectively, as at December 31, 2007. Of our current borrowings, HK$948 million (US$122.3 million) were secured as at December 31, 2008, compared to HK$4,600 million as at December 31, 2007. None of our non-current borrowings as at December 31, 2008 were secured, compared to HK$1,807 million as at December 31, 2007.

During 2007, we provided intercompany loans to our Thailand operations in U.S. dollars totaling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency to Thai Baht, which were subsequently removed in March 2008. This affected our ability to freely convert the U.S. dollar proceeds to Thai Baht. To receive an exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, we entered into forward foreign exchange contracts with various banks in Thailand. As at December 31, 2007, we had US$1,095 million, outstanding under these forward foreign exchange contracts where we had commitments to sell Thai Baht and buy U.S. dollars at pre-agreed rates. All of these forward foreign exchange contracts were closed out during 2008.

Capital resources

As at December 31, 2008, we had net current liabilities of HK$7,675 million (US$990.3 million) compared to net current assets of HK$28,638 million as at December 31, 2007. The change from a net current asset position in 2007 to a net current liability position in 2008 was primarily attributable to a decrease in cash and cash equivalents of HK$34,021 million (US$4,389.9 million), as a result of our distribution of a special cash dividend in December 2008 as described above.

The following table sets out our major cash inflows/(outflows):

	For the year ended December 31,
	2006 HK$ millions	2007 HK$ millions	2008 HK$ millions
Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation	(170)	(2,535)	3,793
Adjustments for:
- Interest and other finance costs, net	1,586	(284)	256
- Non-cash items	3,973	8,373	4,670
- Profit on disposal of investments and others, net	(44)	(8)	(2,453)
- Share of results of jointly-controlled entities	—	—	11
- Share of results of associates	1	—	—
- Changes in working capital	(1,276)	(607)	621

Cash generated from continuing operations	4,070	4,939	6,898
Interest and other finance costs, net, and taxes paid	(2,010)	53	(646)

Net cash generated from operating activities of continuing operations	2,060	4,992	6,252

Discontinued operations:
Cash generated from discontinued operations	4,459	782	—
Interest and other finance costs, net, and taxes paid	(1,005)	(786)	—

Net cash generated from/(used in) operating activities of discontinued operations	3,454	(4)	—

Net cash generated from operating activities	5,514	4,988	6,252

Cash flows from investing activities
Continuing operations:
Net purchases and disposals of fixed assets	(1,860)	(2,509)	(4,950)

Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advanced payments for network rollout, included in other receivables and prepayment, and changes in long term deposits	(705)	(1,788)	(1,528)
Investments in jointly-controlled entities	—	—	(99)
Increase in interest in subsidiary	—	—	(570)
Upfront and fixed periodic payments for telecommunications licenses	(227)	(296)	(537)
Proceeds from disposal of subsidiaries, net of cash disposed of	2	—	578
Purchase of transmission business	(124)	—	—
Purchase of shares of a subsidiary under a share buy-back plan	—	—	(799)
Proceeds from disposal of base station tower sites	—	—	2,373

Net cash used in investing activities of continuing operations	(2,914)	(4,593)	(5,532)

Discontinued operations:
Cash used in investing activities	(12,170)	(4,697)	—
Proceeds from disposal of subsidiaries, net of cash disposed of	—	83,185	—

Net cash (used in)/generated from investing activities of discontinued operations	(12,170)	78,488	—

Net cash (used in)/generated from investing activities	(15,084)	73,895	(5,532)

Cash flows from financing activities
Continuing operations:
Net cash flows generated from/(used in) financing activities and decrease in restricted cash	439	(14,045)	(42)
Proceeds from exercise of share options	194	237	111
Dividend paid to the Company’s shareholders	—	(32,234)	(33,700)
Net cash flows (to)/from minority shareholders	(259)	14	(1,000)
Settlement and rollover of derivatives	—	—	(110)

Net cash generated from/(used in) financing activities of continuing operations	374	(46,028)	(34,741)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	8,808	1,708	—

Net cash generated from/(used in) financing activities	9,182	(44,320)	(34,741)

(Decrease)/Increase in cash and cash equivalents	(388)	34,563	(34,021)

Year ended December 31, 2008 compared to the year ended December 31, 2007

Our net cash generated from operating activities in 2008 was HK$6,252 million (US$806.7 million), 25.3% higher than the HK$4,988 million generated in 2007. In 2008, our net cash generated from operating activities was all from continuing operations. In 2007, our net cash generated from operating activities of continuing operations was HK$4,992 million, and our net cash used in operating activities of discontinued operations was HK$4 million.

Our net cash generated from operating activities of continuing operations was HK$6,252 million (US$806.7 million) in 2008, compared to HK$4,992 million in 2007. In 2008, our cash generated from continuing operations was primarily a result of our profit before taxation of HK$3,793 million (US$489.4 million), as positively adjusted for non-cash and other items of HK$3,105 million (US$400.7 million), including primarily depreciation and amortization charges, offset in part by a profit from the sale of base station tower sites of our Indonesia operations, which resulted in cash generated from continuing operations of HK$6,898 million (US$890.1 million). This amount was reduced by our net interest and other finance costs and taxes paid of HK$646 million (US$83.4 million). In 2007, our cash generated from continuing operations of HK$4,939 million was primarily a result of our loss before taxation of HK$2,535 million, as positively adjusted for non-cash and other items of HK$7,474 million, including primarily an impairment charge for our Thailand operations, depreciation and amortization charges and share-based payment charges related to our adjustment of the exercise price of employee stock options, offset in part by a decrease in working capital. This amount was positively adjusted by our net interest and other finance costs and taxes paid from continuing operations of HK$53 million, which resulted in net cash generated from continuing operations of HK$4,992 million.

There was no net cash generated from or used in operating activities of discontinued operations in 2008. Net cash used in operating activities of discontinued operations was HK$4 million in 2007. This difference was primarily due to the inclusion of partial year results of CGP Investments Holdings in 2007 before our sale of CGP Investments Holdings in May 2007. Our net cash generated from operating activities of discontinued operations in 2007 was a result of cash generated from discontinued operations of HK$782 million, offset by net interest and other finance costs and taxes paid of HK$786 million.

Our net cash used in investing activities was HK$5,532 million (US$713.8 million) in 2008, compared to net cash generated from investing activities of HK$73,895 million in 2007. In 2008, net cash used in investing activities related primarily to the net purchases and disposals of fixed assets of HK$4,950 million (US$638.7 million), additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advanced payments for network rollout, included in other receivables and prepayments, and changes in long term deposits of HK$1,528 million (US$197.6 million), purchase of shares of a subsidiary under a share buy-back plan of HK$799 million (US$103.1 million), offset in part by the proceeds from the disposal of base station tower sites in our Indonesia operations of approximately HK$2,373 million (US$306.2 million), and an increase in interest in subsidiary of HK$570 million (US$73.5 million). The net cash generated from investing activities in 2007 consisted mainly of the proceeds of HK$83,185 million from our sale of CGP Investments Holdings, which was offset in part by factors including cash used in investing activities of discontinued operations of HK$4,697 million and cash used in investing activities of continuing operations of HK$4,593 million.

Our net cash used in financing activities in 2008 was HK$34,741 million (US$4,482.8 million), compared to net cash used in financing activities of HK$44,320 million in 2007. The cash outflow from financing activities in 2008 was mainly attributable to our payment of a special dividend of HK$33,700 million (US$4,348.4 million), while the cash outflow in 2007 was mainly attributable to a special dividend of HK$32,234 million and a net decrease in loans of HK$14,045 million.

The decrease in our cash and cash equivalents in 2008 was HK$34,021 million (US$4,389.9 million), compared to an increase in cash and cash equivalents of HK$34,563 million in 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Our net cash generated from operating activities in 2007 was HK$4,988 million, 9.5% lower than the HK$5,514 million in 2006. In 2007, our net cash generated from operating activities of continuing operations was HK$4,992 million and our net cash used in operating activities of discontinued operations was HK$4 million. In 2006, our net cash generated from operating activities of continuing operations was HK$2,060 million, and our net cash generated from operating activities of discontinued operations was HK$3,454 million.

Our net cash generated from operating activities of continuing operations was HK$4,992 million in 2007, compared to HK$2,060 million in 2006. In 2007, our cash generated from continuing operations was primarily a result of our loss before taxation of HK$2,535 million, as positively adjusted for non-cash and other items of HK$7,474 million, including, primarily, an impairment charge for our Thailand operations, depreciation and amortization charges and share-based payment charges related to our adjustment of the exercise price of employee stock options, offset in part by a decrease in working capital, which resulted in cash generated from continuing operations of HK$4,939 million. This amount was also positively adjusted by our net interest and other finance costs and taxes paid of HK$53 million. In 2006, our net cash generated from continuing operations of HK$2,060 million was primarily a result of our loss before taxation of HK$170 million, as positively adjusted for non-cash and other items of HK$4,240 million, including primarily those related to depreciation and amortization, which resulted in cash generated from continuing operations of HK$4,070 million. This amount was reduced by our net interest and other finance costs and taxes paid from continuing operations of HK$2,010 million.

Net cash used in operating activities of discontinued operations was HK$4 million in 2007, compared to net cash generated from operating activities of discontinued operations of HK$3,454 million in 2006. This difference was primarily as a result of the amounts for 2006 including full-year results for the India operations, while the amounts for 2007 include only partial year results for 2007 as a result of our sale of CGP Investments Holdings in May 2007. Our net cash generated from operating activities of discontinued operations in 2007 was a result of cash generated from discontinued operations of HK$782 million, negatively adjusted by net interest and other finance costs and taxes paid of HK$786 million. Our net cash generated from operating activities in 2006 was a result of cash generated from discontinued operations of HK$4,459 million, negatively adjusted by net interest and other finance costs and taxes paid of HK$1,005 million.

Our net cash generated from investing activities was HK$73,895 million in 2007, compared to net cash used in investing activities of HK$15,084 million in 2006. The net cash generated from investing activities in 2007 consisted mainly of the proceeds of HK$83,185 million from our sale of CGP Investments Holdings, which was offset in part by factors including cash used in investing activities for discontinued operations of HK$4,697 million and cash used in investing activities for continuing operations of HK$4,593 million. In 2006, net cash used in investing activities was HK$15,084 million, primarily as a result of our cash used in investing activities of discontinued operations of HK$12,170 million, which related primarily to net capital expenditures on fixed assets, and net cash used in investing activities of continuing operations of HK$2,914 million, which related primarily to the purchase of fixed assets.

Our net cash used in financing activities in 2007 was HK$44,320 million, compared to net cash generated from financing activities of HK$9,182 million in 2006. The cash outflow in 2007 was mainly attributable to our payment of a special dividend of HK$32,234 million and a net decrease in loans of HK$14,045 million. In 2006, our net cash inflow from financing activities was primarily attributable to cash generated from financing activities of discontinued operations of HK$8,808 million, which related primarily to loans taken out by subsidiaries of CGP Investments Holdings to fund network build-out and capital contributions made by minority shareholders to a subsidiary of CGP Investments Holdings.

The increase in our cash and cash equivalents in 2007 was HK$34,563 million, compared to a decrease in cash and cash equivalents of HK$388 million in 2006.

Contractual Obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as at December 31, 2008:

	Payment due within
HK$ millions	Total	1 year	1– 3 years	3-5 years	After 5 years
Purchase obligations	11,654	10,509	1,142	3	—
Operating lease obligations	9,380	1,302	2,074	1,615	4,389
Borrowings	11,000	7,652	2,978	370	—
License fees liabilities	2,354	358	729	666	601

Total contractual obligations	34,388	19,821	6,923	2,654	4,990

Our purchase obligations primarily relate to obligations to acquire fixed assets, pursuant mainly to network supply agreements. As at December 31, 2008, 91% of our purchase obligations related to the acquisition of fixed assets for our Indonesia and Vietnam operations for the rollout of the networks in those countries.

Operating lease obligations relate to the leases on land and buildings and other assets, of which 63% represented obligations to rent base station tower sites from certain telecommunication operators by our Indonesia operations as at December 31, 2008, including the leaseback of the 2,248 base station tower sites sold to Protelindo.

Borrowings represent our total gross debt as at December 31, 2008. See “— Liquidity and Capital Resources — Cash balances and outstanding debt.”

License fee liabilities relate primarily to our Indonesia and Thailand operations and, to a lesser extent, Hong Kong. In Indonesia and Hong Kong, the 3G licenses, which have been capitalized as intangible assets, are amortized on a straight-line basis over the life of those licenses. In Thailand the minimum guaranteed revenue share payable to CAT Telecom has been capitalized and amortized on a straight-line basis.

Off-balance Sheet Arrangements

In addition to the contractual obligations discussed above, we had certain other commitments that could require us to make payments in the future. These commitments are not included in our consolidated balance sheet.

As at December 31, 2008, we had issued a guarantee for approximately HK$503 million (US$64.9 million) to a bank as collateral for the performance bond required by the OFTA in Hong Kong under the terms of a license granted to a subsidiary.

As at December 31, 2008, we also had contingent liabilities in respect of performance guarantees of HK$50 million (US$6.5 million) that principally related to guarantees that had been given prior to the disposal of Vanda IT Solutions in July 2006 in favor of counterparties of Vanda IT Solutions and its affiliates under various financing and equipment purchase transactions entered into by them. We are not aware of any circumstance that would require us to perform under these guarantees, which have been counter-indemnified by the purchaser of Vanda IT Solutions, a member of the Hutchison Whampoa group.

In October 2001, our subsidiary in Hong Kong was issued a 3G license with a duration of 15 years. For the first five years of the term of the license, fixed annual license fees were payable. Beginning from the sixth year of the license, variable license fees are payable, with these payments to be equal to the greater of (1) 5% of network turnover in respect of the relevant year and (2) a specified minimum license fee in respect of the relevant year. The net present value of the minimum fee has already been recorded in our consolidated financial statements as license fees liabilities. Under the terms of the license, the actual amount due could be greater than the amount recorded.

Our subsidiary in Israel, Partner, is committed to pay license royalties to the government of Israel based on its “income from cellular services,” as defined in the Israeli Telecommunications (Royalties) Regulations, 2001, which includes all kinds of income of Partner from the provision of telecommunications services under the license—including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since January 1, 2006 and will continue to be reduced until it reaches 1%. In 2008, the royalty rate was 2%.

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

Other Contingent Liabilities

As at December 31, 2008, a total of 18 claims against our subsidiary in Israel, Partner, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
	2007	2008
	(in approximate HK$ millions)
Alleged violation of antitrust law	238	246
Alleged consumer complaints	5,025	1,719
Alleged unauthorized erection of cellular antennas, causing environmental damages	1,980	2,050

At this stage, and until the claims are recognized as class actions, we and Partner are unable to evaluate the probability of success of such claims and therefore no provision has been made.

As at December 31, 2008, there is also a potential claim of approximately NIS 42.5 million (approximately HK$87 million) by the Ministry of Communications in Israel in respect of the past use of a certain frequency band by Partner pursuant to an agreement made between Partner and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the Ministry of Communications.

Factors Affecting Our Results of Operations

In March 2009, our board of directors approved the payment of an interim dividend to be satisfied by way of a distribution in specie of the entire share capital of HTHKH, our indirect wholly-owned subsidiary, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by us and Hutchison Whampoa; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operated our mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. This conditional interim dividend in specie was approved after the December 31, 2008 balance sheet date and has not been recognized as a liability at the balance sheet date. In May 2009, the SEHK approved the spin-off and the separate listing of the entire share capital of HTHKH. The shares of HTHKH were listed on the Main Board of the SEHK on May 8, 2009. As a result of the completion of the spin-off of HTHKH on May 7, 2009, HTHKH is no longer our subsidiary and we no longer have any Hong Kong or Macau operations.

During 2008, the Hong Kong and Macau operations represented 34% of our total turnover, 19% of our total operating profit and 33% of our total operating expenses. In addition, as of December 31, 2008, the Hong Kong and Macau operations accounted for 47% of our total outstanding debt, all of which was effectively assumed by HTHKH upon completion of the spin-off of HTHKH. Following the completion of the spin-off, the results of the Hong Kong and Macau operations for 2008 and prior years will be presented in our consolidated income statement as discontinued operations in the 2009 financial statements.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Furthermore, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the turnover and expenses in our consolidated income statement and the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Our management continually evaluates its estimates and judgments based on historical experience and other factors, including expectations of future events, that it believes are reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies under IFRS that affect our reported financial condition and results of operations. For a further discussion of the application of these and other accounting policies, see note 2 to our consolidated financial statements.

Long-lived Assets

We have substantial investments in tangible and intangible long-lived assets, primarily our mobile and fixed-line telecommunications network equipment and licenses. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or value of these assets to change.

Assets that have an indefinite useful life are not subject to amortization, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We continually monitor our businesses, markets and business environments and make judgments and assessments about whether such an event has occurred. An impairment loss is recognized with respect to an asset to the extent that the carrying amount of that asset cannot be recovered either by selling the asset or from the discounted future earnings from operating the asset. Such an impairment charge is recognized in our consolidated income statement.

Management judgment is required in the area of asset impairment, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect our reported financial condition and results of operations. In performing the impairment assessment, we also consider the impact of the current economic environment on our operations.

Goodwill

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition. Goodwill on acquisition is reported in our consolidated balance sheet as a separate asset or, as applicable, included within investment in associate and jointly-controlled entity. Goodwill is tested annually for impairment, and it is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. We allocate goodwill to each business segment in each country in which we operate.

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

We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forward. As at December 31, 2008, we had recognized HK$368 million (US$47.5 million) in deferred tax assets.

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

Amortization of Telecommunications Customer Acquisition and Retention Costs

Costs to acquire or retain telecommunications customers, which are postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are capitalized if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to us; and (3) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over the minimum enforceable contractual period, which is generally a period of 18 to 24 months. If a customer leaves our network within the minimum enforceable contractual period, any unamortized customer acquisition or retention costs are written off in the period in which the customer leaves. Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

Revenue Recognition

Our postpaid and prepaid revenues are generated based on tariff plans. Postpaid revenues are recognized when services are rendered and collectibility is reasonably assured, and prepaid revenues are recognized when the services have been used by the prepaid customers or when the services periods have expired.

Sales of handsets are recognized upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis. When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers. When handsets are sold to end customers for the purposes of acquiring new customers or retaining existing customers, we subsidize the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and, accordingly, no revenue is recognized from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs.

Sale and Leaseback Transactions

Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from us. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification of a transaction as a finance lease or an operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet. In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the income statement immediately (operating lease).

Other Income

We have been granted credit vouchers by a key network supplier for offset against future services and purchases from the supplier. The value of the vouchers is recognized as other income. Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This determination includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilization of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the credit vouchers are recognized immediately when we become entitled to the right to use them and the contractual obligations of the network supplier are waived, or they are deferred and recognized upon making purchases from the supplier and offset against the purchase invoices.

Recent Accounting Pronouncements

The following new/revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended December 31, 2008:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 (Amendment)	Financial Instruments: Presentation
IAS 1 (Amendment)	Presentation of Financial Statements-Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 1 (Amendment)	First Time Adoption of IFRS
IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Revised)	Business Combinations
IFRS 8	Operating Segments
IFRIC Interpretation 13	Customer Loyalty Programs
IFRIC Interpretation 15	Agreements for the Construction of Real Estate
IFRIC Interpretation 16	Hedges of a Net Investment in a Foreign Operation

IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners

IASB’s improvements to IFRS, including:

IAS 1 (Amendment)	Presentation of Financial Statements
IAS 2 (Amendment)	Inventories
IAS 7 (Amendment)	Statement of Cash Flows
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 20 (Amendment)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Amendment)	Consolidated and Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates
IAS 29 (Amendment)	Financial Reporting in Hyperinflationary Economies
IAS 31 (Amendment)	Interests in Joint Ventures
IAS 36 (Amendment)	Impairment of Assets
IAS 38 (Amendment)	Intangible Assets
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IAS 40 (Amendment)	Investment Property
IAS 41 (Amendment)	Agriculture
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations

Apart from the above, there are also a number of minor amendments to IFRS 7, “Financial Instruments: Disclosures,” IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors,” IAS 10, “Events After the Balance Sheet Date,” IAS 18, “Revenue” and IAS 34, “Interim Financial Reporting.”

We did not early adopt any of these new/revised standards, amendments to standards and interpretations to existing standards. We are in the process of assessing the impact of these new/revised standards, amendments to standards and interpretations to existing standards on our results and financial position in the future.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our board currently consists of three executive directors, three non-executive directors and three independent non-executive directors.

The following table sets forth certain information concerning our current directors.

Name	Age	Position
FOK Kin-ning, Canning	57	Chairman and Non-Executive Director
LUI Dennis Pok Man	58	Executive Director and Chief Executive Officer
Christopher John FOLL	52	Executive Director and Chief Financial Officer
CHAN Ting Yu	58	Executive Director and Alternate Director to Lui Dennis Pok Man
CHOW WOO Mo Fong, Susan	55	Non-Executive Director and Alternate Director to Fok Kin-ning, Canning and Frank John Sixt
Frank John SIXT	57	Non-Executive Director
KWAN Kai Cheong	59	Independent Non-Executive Director
John W. STANTON	53	Independent Non-Executive Director
Kevin WESTLEY	60	Independent Non-Executive Director

Alternate Directors(1)
WOO Chiu Man, Cliff	55	Alternate Director to Christopher John Foll

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

FOK Kin-ning, Canning is chairman and non-executive director of our company and is the chairman of our remuneration committee. He has served as director and chairman since March 2004. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, the United States and a diploma in Financial Management from the University of New England in Australia and is a member of the Australian Institute of Chartered Accountants. Mr. Fok has been executive director of our substantial shareholder, Hutchison Whampoa, since 1984 and its group managing director since 1993. He also serves as chairman of Hutchison Harbour Ring Limited, or Hutchison Harbour Ring, Hutchison Telecommunications (Australia) Limited, or Hutchison Telecommunications Australia, Hongkong Electric Holdings Limited, or Hongkong Electric, and Partner, co-chairman of Husky Energy Inc., or Husky Energy, deputy chairman of Cheung Kong Infrastructure Holdings Limited, or Cheung Kong Infrastructure, and non-executive director of Cheung Kong Holdings.

LUI Dennis Pok Man is executive director and chief executive officer of our company in charge of our overall management. He has served as director since March 2004. Mr. Lui holds a Bachelor of Science degree from the University of Oregon, the United States. Mr. Lui first joined Hutchison Paging Limited in 1986 and became its managing director in 1993. He was managing director of Hutchison Telecom in charge of its mobile telecommunications, fixed-line, multi-media, Internet and paging businesses in Hong Kong, China, Taiwan and Macau from 1996 to 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as group managing director of HTI (1993) Holdings Limited, or HTI 1993 Holdings, overseeing all the operations and new business development of HTI 1993 Holdings and its subsidiaries. Mr. Lui is also director of Partner.

Christopher John FOLL is executive director and chief financial officer of our company. He joined the Hutchison Whampoa group in 2001 and served as chief financial officer for the group’s former India operations until September 2007, when he took over the chief operating officer position in the group’s Vietnam operations. During his term of office in India, Mr. Foll held directorships in certain operating companies. He was in charge of the India operations’ finance and strategic business development, and was a member of the senior management team that steered the operations to become one of the leading nationwide mobile service providers in India. Prior to joining the Hutchison Whampoa group, Mr. Foll was in Australia where he held a number of senior management positions in public companies. From 1999 to 2001, he was the chief financial officer of the Adelaide Brighton group in Australia. Prior to that, he had been the managing director of QNI Ltd’s Australian operations after joining as chief financial officer. Mr. Foll is a Fellow of the Australian Institute of Chartered Accountants and holds a Bachelor of Accounting Science degree from the University of South Africa.

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

CHOW WOO Mo Fong, Susan is non-executive director of our company and alternate director to each of Mr. Canning Fok and Mr. Frank Sixt. She was appointed as non-executive director on January 3, 2008, a position she previously held from 2004 to 2005. She has served as alternate director to Mr. Fok since December 2005, and alternate director to Mr. Sixt since September 2006. Mrs. Chow has been executive director of Hutchison Whampoa since 1993 and its deputy group managing director since 1998. Mrs. Chow is also executive director of Cheung Kong Infrastructure, Hutchison Harbour Ring and Hongkong Electric, and director of Hutchison Telecommunications Australia, Partner and non-executive director of TOM Group Limited. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

Frank John SIXT is non-executive director of our company. He has served as director since March 2004. Mr. Sixt holds a Master’s degree in Arts, and a Bachelor’s degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada. He has been executive director of Hutchison Whampoa since 1991 and its group finance director since 1998. Mr. Sixt is non-executive chairman of TOM Group Limited. He is also executive director of Cheung Kong Infrastructure and Hongkong Electric, non-executive director of Cheung Kong Holdings, and director of Hutchison Telecommunications Australia, Partner and Husky Energy.

KWAN Kai Cheong is an independent non-executive director of our company and a member of our audit committee and remuneration committee. He has served as a director since August 2004. Mr. Kwan holds a Bachelor of Accountancy (Honours) degree from the University of Singapore and is a member of the Hong Kong Institute of Certified Public Accountants and a member of the Institute of Chartered Accountants in Australia and a Fellow of Hong Kong Institute of Directors. Mr. Kwan completed the Stanford Executive Program in 1992. Mr. Kwan is currently president of Morrison & Company Limited, which is a business consultancy firm. He worked for Merrill Lynch & Co. Inc. for over 10 years during the period from 1982 to 1993. His last position with Merrill Lynch was president for its Asia Pacific region. He was also previously the joint managing director of Pacific Concord Holding Limited. Mr. Kwan is an independent non-executive director of Hutchison Harbour Ring, Henderson Sunlight Asset Management Limited, SPG Land (Holdings) Limited, Win Hanverky Holdings Limited and Soundwill Holdings Limited and a non-executive director of China Properties Group Limited and JF Household Furnishings Limited.

John W. STANTON is independent non-executive director of our company and a member of our audit committee. He has served as director since August 2004. Mr. Stanton is managing director of Trilogy Partners, a board member of Columbia Sportswear and Clearwire Corporation and a trustee of Whitman College. He was chairman and chief executive officer of Western Wireless Corporation, or Western Wireless, from 1994 until it was sold to Alltel in 2005. From 1991 to 1994, Mr. Stanton was chairman and chief executive officer of both Pacific Northwest Cellular and General Cellular Corporation, each a predecessor of Western Wireless. From 1995 to 2001, he also served as chairman and chief executive officer of VoiceStream Wireless Corporation, which was spun off from Western Wireless in May 1999. Mr. Stanton served two terms as chairman of the Cellular Telecommunications Industry Association, from 1998 to 1999 and from 2000 to 2001. Mr. Stanton holds a Bachelor of Arts in Political Science from Whitman College and received his M.B.A. from Harvard Business School.

Kevin WESTLEY is independent non-executive director of our company and is chairman of our audit committee and a member of our remuneration committee. He has served as director since August 2004. Mr. Westley holds a Bachelor of Arts (Honours) degree in History from the London School of Economics and Political Science and is a Fellow member of the Institute of Chartered Accountants in England and Wales. He joined the merchant banking arm of the HSBC group in 1977 and retired in June 2000 as chairman and chief executive of HSBC Investment Bank Asia Limited. Mr. Westley is a part-time employee of The Hongkong and Shanghai Banking Corporation Limited where he acts as adviser to the chairman. Certain affiliates of the HSBC group are lenders to our company and the Hutchison Whampoa group. In 2007, Mr. Westley became the non-executive chairman of Interpharma Investments Limited, the holding company for a group of companies engaged in the distribution of pharmaceutical products within the Asian region. In 2006, Mr. Westley has been appointed as a member of the Committee on Real Estate Investment Trusts. Mr. Westley is also the deputy chairman of Ocean Park Corporation, a member of the Committee on Real Estate Investment Trusts and the Share Registrars Disciplinary Committee and a former chairman of the Takeovers and Mergers Panel of Hong Kong.

WOO Chiu Man, Cliff is alternate director to Mr. Christopher John Foll on our board of directors. He has served as alternate director since December 2005, and prior to that had been executive director of our company from March 2005 until December 2005. Mr. Woo is also our company’s chief technology officer, having joined us in that position in September 2004. Prior to joining our company, Mr. Woo was deputy managing director and wireless network director of Hutchison Telecom since 2000, having joined that company in 1998. He is a Chartered Engineer and is also a Member of The Institution of Engineering and Technology and The Hong Kong Institution of Engineers. Mr. Woo holds a Bachelor’s degree in Electronics and a Diploma in Management for Executive Development.

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

Directors’ emoluments comprise payments to directors by us and our subsidiaries in connection with the management of the affairs of our group. The emoluments of the directors of our company, excluding amounts received from our listed subsidiaries and paid to us, for the year ended December 31, 2008 are as follows:

Name of Director	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share-based payments	2008 Total
	(HK$ millions)
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	26.05
Christopher John FOLL(1)	0.10	0.98	0.60	0.07	0.13	1.88
Tim Lincoln PENNINGTON(2)	0.17	2.31	2.17	0.46	3.93	9.04
Frank John SIXT	0.27	—	—	—	—	0.27
CHAN Ting Yu (3)	0.27	2.99	3.07	0.21	3.89	10.43
CHOW WOO Mo Fong, Susan (3)	0.27	—	—	—	—	0.27
WONG King Fai, Peter (4)	0.27	3.28	6.76	0.24	3.11	13.66
Aldo MAREUSE(5)	—	—	—	—	—	—
Michael John O’CONNOR(5)	—	—	—	—	—	—
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W. STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

Total	3.84	13.54	23.49	1.28	21.67	63.82

(1)	Appointed as director of our company on August 20, 2008.
(2)	Resigned as director of our company on August 20, 2008.
(3)	Appointed as director of our company on January 3, 2008.
(4)	Appointed as director of our company on January 3, 2008 and resigned as director of our company on May 8, 2009.
(5)	Resigned as director of our company on January 3, 2008.

C. Board Practices

We are managed by a board of directors, which must consist of not less than two members. Our board of directors now consists of nine directors (among whom two directors also served as alternate directors) and one alternate director. Our articles of association were amended by special resolution at our annual general meeting on May 5, 2005 so that one-third (the number nearest to but not greater than one-third or such other manner of rotation as may be required under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited Listing Rules or other applicable rules) of all of our directors, including the chairman of our board and the managing director of our company, are subject to retirement from office by rotation at each general meeting. Our articles of association were further amended by special resolution at our extraordinary general meeting held on May 8, 2007 so that: (i) all directors appointed to fill a casual vacancy are subject to election by shareholders at the first general meeting following their appointment instead of the first annual general meeting following their appointment; (ii) our shareholders can remove any director in a general meeting by ordinary resolution; and (iii) at each annual general meeting one-third of our directors or, if their number is not a multiple of three, the number nearest to but not less than one-third (instead of not greater than one-third in the previous version of our articles) shall have their terms as director end.

Accordingly, the term of any directors who are appointed by our board of directors to fill a casual vacancy will end at the next general meeting, while the term of any directors who are appointed as an additional director will end at the next annual general meeting. Directors whose term of office ends are eligible for re-election. The terms of four of our directors, Messrs. Fok Kin-ning, Canning, Lui Dennis Pok Man, Kwan Kai Cheong and Christopher John Foll (who was appointed by our board on August 20, 2008) ended at our annual general meeting held on April 27, 2009 and all of them were re-elected at this meeting.

None of our non-executive directors has a service contract with our company providing for benefits upon termination of appointment. The employment term for each of our non-executive directors was specified in their respective service agreements as expiring on December 31, 2009, with automatic renewal for successive 12-month periods, subject to the end of their terms as director and possible re-election by shareholders, in conformity with our articles of association.

Each of our executive directors has a term of employment of one year, subject to the end of their terms as director and possible re-election by shareholders, in conformity with our articles of association. The current term of employment for Mr. Lui Dennis Pok Man will expire on June 30, 2009 and will be automatically renewed for a further term. The current terms of employment for Messrs. Chan Ting Yu and Christopher John Foll will expire on December 31, 2009.

Audit Committee

We have an audit committee comprised of our three independent non-executive directors, Messrs. Kevin Westley (chairman), Kwan Kai Cheong and John W. Stanton. All three are independent within the meaning of the standards established by the SEHK and the applicable standards established by the NYSE for foreign private issuers and by the SEC.

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

Remuneration Committee

We have a remuneration committee comprising Messrs. Fok Kin-ning, Canning (chairman), Kwan Kai Cheong and Kevin Westley. Under the rules of the SEHK, a majority of the members of the remuneration committee must be independent non-executive directors. Messrs. Kwan and Westley are independent non-executive directors within the meaning of the standards established by the SEHK. As a foreign private issuer, we are not required to comply with the independence requirements for remuneration or compensation committees established by the NYSE.

As set forth in its terms of reference, our remuneration committee is responsible for assisting our board of directors in the development and administration of a fair and transparent procedure for setting policies on the remuneration of our directors and senior management and for determining their remuneration packages.

D. Employees

As at December 31, 2008, we and our subsidiaries had a total of 9,008 full-time employees, computed on a headcount basis.

The table below sets forth the number of employees by function as at December 31, 2008:

	Employees
	Number	% of Total
Managers	470	5.2
Supervisory	638	7.1
General and administrative	7,900	87.7

Total	9,008	100.0

The following table sets out the number of employees for our business segments, computed on a headcount basis, as at the dates indicated:

	As at December 31,
	2006	2007	2008
Hong Kong mobile (including Macau) and fixed-line	1,656	1,644	1,681
India(1)	6,154	—	—
Israel	4,214	4,818	5,593

Thailand	923	971	944
Indonesia	193	311	369
Others(2)	625	756	421

Total	13,765	8,500	9,008

(1)	India ceased to be a business segment on May 8, 2007.
(2)	Ghana ceased to be a business segment on July 11, 2008.

As at December 31, 2008, we and our subsidiaries had retained a total of approximately 937 temporary employees, part-time employees and contract employees. Our total number of employees is expected to decline in 2009 as personnel in our Hong Kong mobile (including Macau) and fixed-line business segments will no longer be included following completion of the spin-off of HTHKH.

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

We believe that we maintain a good working relationship with our employees and have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any company-specific collective bargaining agreements or labor unions.

E. Share Ownership

The following table sets forth the number of ordinary shares of our company held by our directors and alternate directors as at May 8, 2009.

Director	Number of Shares Held	Percentage of Shares Outstanding
FOK Kin-ning, Canning(1)	1,202,380	*
CHOW WOO Mo Fong, Susan	250,000	*
Frank John SIXT(2)	255,000	*
LUI Dennis Pok Man	9,100,000	*
Christopher John FOLL	—	*
CHAN Ting Yu	3,433,333	*
KWAN Kai Cheong	—	—
John W. STANTON(3)	105,000	*
Kevin WESTLEY	—	—
WOO Chiu Man, Cliff	2,333,333	*

Total	16,679,046	—

*	Less than 1%.
(1)	Shares are held by a company that is equally controlled by Mr. Fok and his spouse.
(2)	Shares are held in the form of 17,000 ADSs.
(3)	Shares are held in the form of 7,000 ADSs owned jointly by Mr. Stanton and his spouse.

The following table sets forth the options for the purchase of ordinary shares held by our directors and alternate directors as at May 8, 2009.

Director/Alternate Director	Date of grant of share options	Number of shares options held	Expiration date of the share options(1)	Exercise price of share options (HK$)
Christopher John FOLL	December 12, 2008	5,000,000	December 11, 2018	2.20

(1)	One third of the share options vest on each of the first three anniversaries of the grant date. Options that had vested on the first anniversary of the grant date have been exercised and shares that were received upon exercise were all sold.

Share Option Plan

The following is a summary of the principal terms of our share option plan conditionally approved and adopted by a resolution of our then sole shareholder passed on September 17, 2004. As required under the SEHK Listing Rules, the share option plan was approved by the shareholders of Hutchison Whampoa at an extraordinary general meeting of the shareholders of Hutchison Whampoa held on May 19, 2005. It was subsequently amended by written resolutions of our directors passed on July 12, 2005 and February 9, 2006 respectively, and by our shareholders at an extraordinary general meeting held on May 8, 2007 and by the shareholders of Hutchison Whampoa at the annual general meeting held on May 22, 2008. The share option plan has a term of ten years commencing on the date on which the share option plan becomes unconditional and its purpose is to enable us to grant options to selected participants, including, among others, employees, non-executive directors, consultants, suppliers and customers, as incentives or rewards for their contribution to our company.

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

The maximum number of ordinary shares that may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under this share option plan and any other share option plan must not in the aggregate exceed 30% of our ordinary shares issued and outstanding from time to time. The total number of ordinary shares which may be allotted and issued upon the exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of this share option plan and any other share option plan of our group) to be granted under this share option plan and any other share option plan of ours must not in the aggregate exceed 10% of our ordinary shares issued and outstanding as of the date on which the shares are first listed on the SEHK, assuming no ordinary shares are allotted, issued or repurchased by our company on or prior to the date on which such resolution is passed. Based on the number of ordinary shares issued and outstanding as at May 8, 2009, the limit under the share option plan is 365,666,667 ordinary shares. We may seek separate approval of our shareholders in a general meeting to grant options beyond these limits.

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

Any grant of options under the share option plan to a director, chief executive or substantial shareholder of our company or any of their respective associates must be approved by our independent non-executive directors (excluding any independent non-executive director who is also the grantee of the options). Approval of our shareholders in a general meeting is required if any grant of options to a substantial shareholder, an independent non-executive director or any of their respective associates would result in the ordinary shares issued and to be issued upon the exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant: (1) representing in the aggregate over 0.1% of the ordinary shares in issue; and (2) having an aggregate value, based on the closing price of the ordinary shares at the date of each grant, in excess of HK$5 million. Any such meeting must be in accordance with the SEHK Listing Rules. Any change in the terms of options granted to a substantial shareholder, an independent non-executive director or any of their respective associates must also be approved by our shareholders in a general meeting.

An option may be accepted by a participant within 21 days from the date of the offer of grant of the option. The subscription price for ordinary shares under the share option plan shall be a price determined by the directors but shall not be less than the highest of: (1) the closing price of ordinary shares as stated in the SEHK’s daily quotations sheet for trade in one or more board lots of ordinary shares on the date of the offer of grant which must be a business day; (2) the average closing price of ordinary shares as stated in the SEHK’s daily quotations sheet for trade in one or more board lots of ordinary shares for the five trading days immediately preceding the date of the offer of grant which must be a business day; and (3) the nominal value of the ordinary shares. A nominal consideration of HK$1 is payable on acceptance of the grant of an option.

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

In addition to the options granted to a director of our company on December 12, 2008, options in respect of an aggregate of 4,383,334 shares, or the Replacement Options, were also granted to our other employees on December 15, 2008 in exchange for the cancellation of the same number of previously issued share options. The Replacement Options are exercisable during the period from December 15, 2008 to December 14, 2018 at the exercise price of HK$4.51 per share. As at May 8, 2009, 18,150,000 options were issued and outstanding.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table below sets forth information with respect to persons who were beneficial owners of 5% or more of our outstanding ordinary shares as at May 8, 2009 to the extent that such information is available to us or can be ascertained from public filings.

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percent

Hutchison Whampoa Limited(1)	2,905,822,253	60.4
Cheung Kong (Holdings) Limited(2)(3)	2,957,914,840	61.4
Li Ka-shing(4)	266,621,499	5.5

(1)	Hutchison Telecommunications Investment Holdings Limited, or Hutchison Telecommunications Investment, an indirect wholly-owned subsidiary of Hutchison Whampoa, directly owns 2,619,929,104 ordinary shares, or 54.4%, and Hutchison Telecommunications Holdings Limited (formerly named New Brilliant Holdings Limited), or Hutchison Telecommunications Holdings, a direct wholly-owned subsidiary of Hutchison Telecommunications Investment, directly owns 285,893,149 of our ordinary shares, or 5.9%. The following significant changes in Hutchison Whampoa’s ownership of our shares have taken place during the past three years:

•

Prior to June 2007, Hutchison Whampoa held 2,375,869,730 of our shares, representing 49.76% of our then-issued share capital. As from June 2007, Hutchison Telecommunications Holdings had acquired an aggregate of 12,000,000 of our shares in the open market through the SEHK for an aggregate consideration of approximately HK$124.1 million (US$15.9 million). As a result of these purchases, Hutchison Whampoa’s ownership of our shares in issue increased from approximately 49.75% to approximately 50.0036% and it began to account for us as a subsidiary.

•

On January 3, 2008, Hutchison Telecommunications Investment acquired 441,026,028 of our shares from Orascom Holding for a total consideration of approximately HK$4,851 million. As a result, Hutchison Whampoa’s ownership of our shares in issue increased from approximately 50.1% to approximately 59.3%.

•

During the period from October 16, 2008 to October 30, 2008, Hutchison Telecommunications Holdings acquired an aggregate of 68,416,495 of our shares in the open market through the SEHK for an aggregate consideration of approximately HK$581.5 million (US$75.0 million). As a result of these purchases, Hutchison Whampoa’s ownership of our shares in issue increased from approximately 59.3% to approximately 60.4%.

(2)	Various direct or indirect wholly-owned subsidiaries of Cheung Kong Holdings, including Cheung Kong Enterprises Limited, collectively directly own 52,092,587 of our shares, representing approximately 1.1% of our issued share capital. Through its subsidiaries, Cheung Kong Holdings indirectly beneficially owns approximately 49.97% of the issued shares of Hutchison Whampoa. Pursuant to Rule 13d-3 under the Exchange Act, Cheung Kong Holdings and its subsidiaries may be deemed to control the voting and disposition of the 2,905,822,253 ordinary shares of our company beneficially owned by Hutchison Whampoa, but, pursuant to Rule 13d-4 under the Exchange Act, Cheung Kong Holdings and its subsidiaries (other than Cheung Kong Enterprises Limited) have expressly disclaimed beneficial ownership of these ordinary shares. Changes during the past three years in Cheung Kong Holdings’ ownership of our shares, through its 49.97% interest in Hutchison Whampoa, are described in note (1) above.
(3)	Li Ka-Shing Unity Trustee Company Limited, as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings, hold more than one third of the issued share capital of Cheung Kong Holdings. In addition, each of Li Ka-Shing Unity Trustee Corporation Limited, as trustee of a discretionary trust, and Li Ka-Shing Unity Trustcorp Limited, as trustee of another discretionary trust, holds units in The Li Ka-Shing Unity Trust. Mr. Li Ka-shing is the settlor of each of these discretionary trusts. Furthermore, each of Messrs. Li Ka-shing, Li Tzar Kuoi, Victor and Li Tzar Kai, Richard, is interested in one third of the entire issued share capital of Li Ka-Shing Unity Holdings Limited, a company that owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited and Li Ka-Shing Unity Trustcorp Limited.
(4)	Prior to January 2008, Mr. Li Ka-shing, through various companies that he wholly-owns, held 27,513,355 of our shares. On January 3, 2008, Mr. Li Ka-shing, through his indirect ownership of 100% of the issued and outstanding shares of Yuda Limited, acquired 239,108,144 of our shares from Orascom Holding for a total consideration of approximately HK$2,630 million (US$336.9 million). As a result, Mr. Li, through various companies that he wholly-owns, beneficially owns 266,621,499 of our shares, representing approximately 5.5% of our issued share capital.

Except as disclosed above, we are not aware of any other beneficial owners of 5% or more of our outstanding ordinary shares. Our major shareholders have voting rights that are identical to all the other shareholders.

As at May 8, 2009, a total of 4,814,346,208 of our ordinary shares were outstanding. As at May 8, 2009, 1,758,342,306 of our ordinary shares were held by 680 record holders in Hong Kong, of which 175,025,475 of our ordinary shares were registered in the names of nominees of Citibank N.A., the depositary under our ADS deposit agreement, and 3,056,003,902 of our ordinary shares were held by three record holders in the Cayman Islands.

We are not aware of any arrangement that may at a later date result in a change of control of our company.

B. Related Party Transactions

This section describes certain material or unusual transactions or proposed transactions, since January 1, 2008 until the date of filing of this annual report on Form 20-F, between us and certain parties with whom we have a relationship. These related parties include our controlling shareholders, our subsidiaries or other entities over which we exert significant influence, entities who are under common control with our company, and our significant shareholders, members of our key management, their respective family members and entities in which these persons have a significant equity interest.

Related party transactions with the Hutchison Whampoa group

In connection with our restructuring that was completed in September 2004, as described under “Item 4. Information on the Company – History and Development of the Company – The Restructuring,” we have entered into various agreements with the Hutchison Whampoa group. In connection with the spin-off of HTHKH that was completed on May 7, 2009, as described under “Item 4. Information on the Company – History and Development of the Company – The Spin-off,” we have amended certain of these agreements, entered into new agreements and there continue to be transactions between members of our group and members of the Hutchison Whampoa group (which includes HTHKH and its subsidiaries).

Shareholders’ agreements

As part of the restructuring, the Hutchison Whampoa group’s rights and obligations under shareholders’ agreements with NTT DoCoMo and NEC with respect to our operating companies for 3G mobile telecommunications services in Hong Kong and 2G mobile telecommunications services in Hong Kong and Macau were passed through to us pursuant to a HK Pass-Through Agreement. The HK Pass-Through Agreement was terminated as of the HTHKH Listing Date, other than, among other things, to the extent of any antecedent breach by either party incurred prior to the HTHKH Listing Date.

Non-competition agreements

As part of the restructuring, we entered into a non-competition agreement with Hutchison Whampoa to maintain a clear delineation of our respective businesses, principally on a geographical basis. In connection with the spin-off of HTHKH, effective as of the HTHKH Listing Date, we amended the non-competition agreement with Hutchison Whampoa and entered into a non-competition agreement with HTHKH. For more information on these non-competition agreements, we refer you to “Item 4. Information on the Company – C. History and Development of the Company – Non-competition Agreements.”

Registration rights agreement

We entered into a registration rights agreement on September 24, 2004 with Cheung Kong Holdings, which then held 49.97% of Hutchison Whampoa, and Hutchison Telecommunications Investment, an indirect wholly- owned subsidiary of Hutchison Whampoa. Under the registration rights agreement, either of Cheung Kong Holdings and Hutchison Telecommunications Investment may from time to time make a written request to us (i) for registration of all or part of the shares held by such shareholder or its affiliates with the SEC for offer and sale to the public under a registration statement (within the meaning of the Securities Act), or (ii) to cause all or part of the shares held by such shareholder or its affiliates to be listed in any jurisdiction outside the United States wherein such shares are already listed.

In connection with the sale of shares representing approximately 19.3% of our then-issued share capital by the Hutchison Whampoa group to Orascom Holding, we entered into an amended and restated registration rights agreement on December 21, 2005 with Hutchison Telecommunications Investment, Cheung Kong Holdings and Orascom Eurasia, which replaced the above-mentioned registration rights agreement and extended the registration rights previously granted to Hutchison Telecommunications Investment and Cheung Kong Holdings to Orascom Eurasia. Subsequent to the disposal by Orascom Eurasia of its entire interest in our shares on January 3, 2008, the amended and restated registration rights agreement was terminated with respect to Orascom Eurasia on that date.

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

Credit Facility

On November 25, 2008, our company entered into a facility agreement with Hutchison Telecommunications Finance Company Limited, or HTFCL, as lender and Hutchison Facility Agents Limited, or HFAL, as facility agent, which facility agreement was amended and restated on April 17, 2009. HTFCL and HFAL are both indirect wholly-owned subsidiaries of Hutchison Whampoa. Pursuant to the Amended and Restated Facility Agreement, among other things, HTFCL agreed to make available to us a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872.5 million) in two tranches, subject to the terms of the Amended and Restated Facility Agreement. The facility bears interest at the rate of LIBOR + 2.45% per annum, and there is an upfront fee of US$5 million and a commitment fee of 0.20% per annum on the daily undrawn balance of the facility. In addition, the cross-guarantees and security provided by our company and Hutchison Telephone HK, which was our subsidiary until the completion of the spin-off of HTHKH in May 2009, in respect of each other’s borrowings, if any, under the facility, were effectively released as of the HTHKH Listing Date.

Under the first tranche, HTFCL agreed to make available to us, subject to the terms of the Amended and Restated Facility Agreement, a senior term loan facility in the maximum amount of US$450 million until the earlier of May 14, 2009 and the date on which all outstanding amounts are repaid under an existing HK$9 billion credit facility made available to our company and Hutchison Telephone HK by a group of independent financial institutions. Under the second tranche, HTFCL agreed to make available to us, subject to the terms of the Amended and Restated Facility Agreement, a senior revolving credit facility in the maximum amount of US$1,340 million until one week before the final maturity date of November 15, 2011. On May 12, 2009, HTFCL advanced to our company US$170 million (approximately HK$1,317.5 million) under the first tranche and US$120 million (approximately HK$930.0 million) under the second tranche.

Guarantees and letters of comfort

Hutchison Whampoa and certain of its wholly-owned subsidiaries have guaranteed outstanding debts owed by our subsidiaries to lenders since 1998. As at December 31, 2008, total borrowings of HK$69 million (US$8.9 million) were guaranteed by members of the Hutchison Whampoa group in respect of loans to our Thailand operations. We have entered into a fee agreement with

Hutchison Whampoa pursuant to which we agree to pay, or will procure that relevant members of our group will pay, fees for the issuance of guarantees and the provision of indemnities and security by Hutchison Whampoa or its subsidiaries, in respect of third-party borrowings of such relevant members of our group. The fees are charged at normal commercial rates. We have also entered into a counter-indemnity agreement with Hutchison Whampoa, under which we agree to indemnify Hutchison Whampoa or the relevant member of the Hutchison Whampoa group, as the case may be, against any liability incurred by Hutchison Whampoa or any such member of the Hutchison Whampoa group under the guarantees, indemnities and security provided in connection with our group’s third-party borrowings. The total amount of these fees paid by us to the Hutchison Whampoa group during the year ended December 31, 2008 was HK$10 million (US$1.3 million).

As security in support of a series of equipment sale and leaseback transactions entered into by Hutchison Telephone HK in 1998, Hutchison Whampoa issued guarantees in favor of Hutchison Telephone HK’s counterparties under those transactions in respect of payment and performance obligations. The transactions have been terminated pursuant to the terms of termination agreements dated January 2, 2008. All payments were settled in December 2008. Hutchison Whampoa’s remaining obligations under these guarantees, which are not expected to be material, will not be discharged until expiry of the relevant bankruptcy preference time periods under the laws of the applicable jurisdictions.

Following the completion of the spin-off of HTHKH, Hutchison Telephone HK is no longer our subsidiary.

Intellectual property

We conduct our businesses using trademarks with various forms of the Hutchison name (including, but not limited to, “Hutchison Telecom,” “Hutchison,” “Hutch” and “3”), as well as domain names incorporating some or all of these trademarks.

We have entered into an intellectual property rights framework agreement with Hutchison International, a subsidiary of Hutchison Whampoa, pursuant to which Hutchison International shall procure certain domain names, trademarks (including but not limited to “3” and “Hutch”) and other intellectual property rights owned by or licensed to the Hutchison Whampoa group in relation to the telecommunications business and operations of the relevant members of our group are licensed to our group. Such intellectual property rights are and will continue to be licensed to members of our group on a royalty-free basis until the relevant change of control provisions as may be agreed between the relevant members of our group and the Hutchison Whampoa group are triggered. The relevant member of our group will bear the appropriate proportion of the total external and internal costs and expenses in connection with brand management and support. During the year ended December 31, 2008, the costs and expenses charged in connection with the relevant intellectual property rights amounted to approximately HK$2 million (US$0.3 million). In connection with the spin-off of HTHKH, we entered into a supplemental agreement on April 17, 2009, pursuant to which, among other things, the list of operating companies in the intellectual property rights framework agreement was updated to reflect our subsidiaries after the completion of the spin-off.

Provision of data center services

Hutchison GlobalCentre Limited, or Hutchison GlobalCentre, provides data center services to members of the Hutchison Whampoa group. These data center services include data center facilities (such as power supply, telecommunications connectivity, air-conditioning, fire prevention and security systems), hardware and software management and co-location services. The relevant members of the Hutchison Whampoa group are required to pay Hutchison GlobalCentre monthly charges in advance for subscription and in arrears for usage of such data center services. The amount of monthly charges and the initial term of duration for the provision of such data center services, which are automatically renewable for successive additional terms unless either party terminates by notification, are separately determined and agreed between the relevant member of the Hutchison Whampoa group and Hutchison GlobalCentre in individual service orders, which are executed as and when such data center services are required. During the year ended December 31, 2008, the aggregate charges for provision of such services amounted to approximately HK$20 million (US$2.6 million). Following the completion of the spin-off of HTHKH, Hutchison GlobalCentre is no longer our subsidiary.

Lease and license arrangements

Members of our group, as lessees or licensees, have entered into, and may in the future from time to time renew and enter into, various lease and license arrangements with members of the Hutchison Whampoa group, as landlords or licensors. The lease and license arrangements are in respect of building spaces and other premises for use as offices or for other business purposes. During the year ended December 31, 2008, the aggregate lease and licensing fees paid by the relevant members of our group under these arrangements amounted to approximately HK$55 million (US$7.1 million). Following the completion of the spin-off of HTHKH, certain of the lessees or licensees under these lease and license arrangements are no longer our subsidiaries.

Roaming arrangements

Members of our group have entered into agreements with members of the Hutchison Whampoa group in respect of roaming arrangements, whereby customers of members of each of the groups may roam on each other’s networks while traveling abroad. Each pair of partners amongst the groups will settle, after set-off on a net basis, the roaming charges incurred by their customers on each other’s networks each month in arrears. During the year ended December 31, 2008, the total charges for the provision of roaming services, after set-off among the parties, amounted to approximately HK$23 million (US$3.0 million). Following the completion of the spin-off of HTHKH, the parties to these roaming agreements are no longer our subsidiaries.

Sharing of services

Pursuant to an agreement dated September 24, 2004 between us and Hutchison International, members of our group have been sharing with the Hutchison Whampoa group, certain services including, among others, legal and regulatory services, company secretarial support services, tax and internal audit services, shared use of accounting software system and related services, participation in the Hutchison Whampoa group’s pension, medical and insurance plans, participation in the Hutchison Whampoa group’s procurement projects with third-party vendors/suppliers, other staff benefits and staff training services, company functions and activities and operation advisory and support services. Our group will pay a fee to the Hutchison Whampoa group for the provision of such services, which is payable quarterly in arrears and settled within 30 days after receipt of a written invoice from the relevant member of the Hutchison Whampoa group to the relevant member of our group. This agreement expired on December 31, 2006. On November 30, 2006, we entered into a new agreement with Hutchison International, pursuant to which certain IT-related services provided under the September 24, 2004 agreement would be provided under the new agreement with effect from January 1, 2006 for a period of one year with automatic renewals on each anniversary for three successive one-year periods unless terminated by either party. On February 26, 2007, we entered into a new agreement with Hutchison International in place of the September 24, 2004 agreement, except for certain IT-related services already covered by the November 30, 2006 agreement. The new agreement went into effect from January 1, 2007 for a term of three years unless terminated by either party. During the year ended December 31, 2008, the aggregate fees paid by our group for the provision of such services amounted to approximately HK$32 million (US$4.1 million).

Dealership services

Under an agreement dated May 27, 2004, between Watson and Hutchison 3GHK Services, Watson was appointed as non-exclusive dealer for Hutchison 3GHK Services for sale at retail outlets operated by Fortress in Hong Kong of 3G handsets and/or telecommunications services provided by Hutchison 3GHK Services. Under this 3G dealership services agreement, Watson collects the handset price and service fee prepayment from retail customers, at the rates as determined by Hutchison 3GHK Services. Watson is required to pay such amount to Hutchison 3GHK Services after deducting its commission per subscription. This agreement commenced on March 3, 2004. This agreement was transferred by Hutchison 3GHK to Hutchison Telephone HK, with effect from July 1, 2005, as part of a reorganization to streamline the Hong Kong mobile telecommunications business. On April 2, 2009, Watson entered into an agreement with Hutchison Telephone HK to extend the term of the agreement until December 31, 2011 and thereafter, the agreement will be automatically renewed for successive periods of three years each, unless terminated by either party. Following the completion of the spin-off of HTHKH, Hutchison Telephone HK is no longer our subsidiary and we are no longer a party to this agreement.

During the year ended December 31, 2008, the aggregate commissions paid by our group for the provision of these dealership services amounted to approximately HK$27 million (US$3.5 million).

Global procurement services

Various members of our group separately have entered into cost sharing agreements with the Hutchison Whampoa group pursuant to which members of the Hutchison Whampoa group and members of our group together join in global procurement and development projects for the acquisition and development of information technology platforms and software solutions and applications, hardware, content and other services in connection with the roll-out and ongoing operation of the business of members of our group. Participation in a particular cost sharing activity is at the discretion of each member of our group which has entered into a cost sharing arrangement. In connection with the performance of obligations of the members of our group under some of the underlying contracts in relation to the global procurement activities, members of the Hutchison Whampoa group have provided guarantees in favor of counterparties thereunder. The relevant members of our group will bear the appropriate proportion of the total external and internal costs and expenses incurred in connection with such joint procurement activities. In addition, the relevant members of our group pay a guarantee fee (where the Hutchison Whampoa group has provided a guarantee) and a management fee to the Hutchison Whampoa group at normal commercial rates. During the year ended December 31, 2008, the aggregate costs, expenses, guarantee fees and management fees paid by the relevant member of our group under these cost sharing agreements amounted to approximately HK$17 million (US$2.2 million). Following the completion of the spin-off of HTHKH, the parties to these cost sharing agreements are no longer our subsidiaries.

Handset supply agreements

On March 27, 2007, each of Hutchison Telephone HK and Partner entered into handset supply agreements with H3G Procurement Services S.à r.l, or H3G Procurement, a wholly-owned subsidiary of Hutchison Whampoa, pursuant to which each of Hutchison Telephone HK and Partner may elect to purchase handsets or other devices related to their respective 3G businesses. Any offer of handsets or other devices by H3G Procurement to Hutchison Telephone HK or Partner will be on substantially the same terms and conditions as the terms and conditions offered by the vendors to H3G Procurement, other than as to unit prices. Neither Hutchison Telephone HK nor Partner is obligated to purchase any handsets under the agreements with H3G Procurement. The term of each agreement is an initial period of three years beginning on January 1, 2007 and thereafter automatically renewed for three successive periods of three years each unless terminated earlier by either party. During the year ended December 31, 2008, the aggregate purchases made by Hutchison Telephone HK and Partner under these handset supply agreements amounted to approximately HK$142 million (US$18.3 million) and HK$2 million (US$0.3 million), respectively. Following the completion of the spin-off of HTHKH, Hutchison Telephone HK is no longer our subsidiary.

Provision of telecommunications and Internet services

Members of our group provide local and international fixed-line telecommunications services, Internet access bandwidth with value-added services, and Internet and web-hosting services to members of the Hutchison Whampoa group. During the year ended December 31, 2008, the fees charged for the provision of such services amounted to approximately HK$79 million (US$10.2 million). Following the completion of the spin-off of HTHKH, the providers of these services are no longer our subsidiaries.

Provision of mobile telecommunications services

Members of our group provide mobile telecommunications services, including IDD and roaming services and other value-added services, to members of the Hutchison Whampoa group. The Hutchison Whampoa group is required to pay charges in advance for subscription on a monthly basis and charges in arrears for usage on a monthly basis, pursuant to invoices issued by the relevant member of our group. The provision of such services is terminable by either party at any time by giving 30 days’ prior written notice. During the year ended December 31, 2008, the fees charged for the provision of such services amounted to approximately HK$22 million (US$2.8 million). Following the completion of the spin-off of HTHKH, the providers of these services are no longer our subsidiaries.

Master Agreement

Members of our group provide, and will continue to provide, to members of the HTHKH group, certain products and services, or the HTIL Supplies. Members of our group also acquire, and will continue to acquire, from members of the HTHKH group, certain products and services, or the HTHKH Supplies. Following the completion of the spin-off of HTHKH in May 2009, HTHKH and its subsidiaries are no longer our subsidiaries. On April 17, 2009, we entered into a master agreement, or the Master Agreement, with HTHKH, which sets out the framework terms upon which the HTIL Supplies and HTHKH Supplies will be provided or acquired (as appropriate) as may be agreed from time to time on a non-exclusive basis. The HTIL Supplies include leasing and licensing of offices, building spaces, car parks and warehouses; roaming services; and general treasury management services. The HTHKH Supplies include data centre services; mobile telecommunications services; telecommunications and Internet services; mobile telecommunications products; and roaming services. The Master Agreement became effective on the HTHKH Listing Date and has a three year term.

Related party transactions with our directors

Our non-executive directors receive compensation in the form of directors’ fees and do not receive any other form of compensation, including upon termination. Our executive directors receive compensation in the form of salaries, discretionary bonuses, housing allowance, provision of company car, club membership, participation in our retirement scheme, medical coverage, life insurance and annual leave. We have entered into service contracts with our executive directors which may be terminated by either party giving written notice for periods of notice ranging from three to six months. None of these service contracts provide benefits to our executive directors upon termination. Under the arrangements currently in force, the aggregate remuneration payable to, and benefits in kind receivable by, our directors for the year ended December 31, 2008 were approximately HK$63.8 million (US$8.2 million). For a detailed discussion of the remuneration paid to our directors, see “Item 6. Directors, Senior Management and Employees—Compensation.”

As at May 8, 2009, options in respect of 18,150,000 of our ordinary shares have been granted in the aggregate under our share option plan to persons who are currently directors or alternate directors of our company. For a more detailed discussion of the share option plan, see “Item 6. Directors, Senior Management and Employees—Share Ownership—Share Option Plan.”

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are involved in legal proceedings common in our industry and arising in the ordinary course of business. Other than as described below, we are not engaged in any litigation, arbitration or claim of material importance, and no litigation, arbitration or claim of material importance is known to our directors to be pending or threatened by or against us, that would have a significant effect on our financial position or profitability.

Israel

As of December 31, 2008, a total of 18 claims had been filed in Israel against Partner and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following amounts in the aggregate:

Amount of claim (in approximate HK$ millions)
Alleged violation of antitrust law	246
Alleged consumer complaints	1,719
Alleged unauthorized erection of cellular antennas, causing environmental damages	2,050

At this stage, and until the claims are recognized as class actions, we and Partner are unable to evaluate the probability of success of such claims, and therefore no provision has been made. See note 32 to our consolidated financial statements.

In addition, a claim has been filed in Israel against Partner by the Ministry of Communications in Israel, in respect of the past use of a frequency band on a shared basis with another mobile operator pursuant to an agreement made between Partner and the other mobile operator which was endorsed by the Ministry of Communications. Subsequent to December 31, 2008, in the first quarter of 2009, Partner made a provision in the amount of NIS 26 million (HK$53.3 million) in respect of this claim.

Dividend Distributions

We do not currently have a dividend policy. We refer you to “Item 10. Additional Information – Memorandum and Articles of Association – Dividends” for more information on dividends.

On December 2, 2008, we paid a special dividend of HK$7.00 (US$0.90316) per share, or HK$33.7 billion (US$4.348 million) in the aggregate. We did not pay any other dividends in 2008.

B. Significant Changes

We refer you to “Item 5. Operating and Financial Review and Prospects – Overview” for a summary of significant changes which have occurred since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Market Price Information

The following tables set forth the high and low sales prices per share of our ordinary shares listed on the SEHK and the high and low prices per share of our ADSs (each representing 15 of our ordinary shares) listed on the NYSE for the periods specified.

	HIGH		LOW
	Ordinary shares (HK$)	ADS (US$)	LOW (HK$)	ADS (US$)
Annual highs and lows
2004	7.10	13.58	5.20	9.85
2005	11.85	22.25	6.05	12.25
2006	20.25	38.74	10.60	20.71
2007	20.85	43.00	9.00	17.34
2008	12.20	22.99	1.78	2.95

Quarterly highs and lows
2007:
First Quarter	20.85	43.00	14.52	27.56
Second Quarter	17.40	33.30	10.00	29.30
Third Quarter	11.00	21.48	9.00	17.34
Fourth Quarter	12.70	24.99	9.81	20.11
2008:
First Quarter	12.00	22.99	10.06	19.03
Second Quarter	12.20	22.19	10.50	20.39
Third Quarter	11.10	21.16	7.90	15.69
Fourth Quarter	11.50	22.10	1.78	2.95
2009:
First Quarter	2.48	4.93	1.72	2.35

Monthly highs and lows
November 2008	11.50	22.10	1.90	16.01
December 2008	2.65	17.66	1.78	2.95
January 2009	2.35	4.93	1.92	3.04
February 2009	2.00	3.94	1.72	2.35
March 2009	2.48	4.75	1.80	3.67
April 2009	2.54	5.03	1.23	4.16
May 2009 (through May 8)	1.57	5.04	1.31	4.38

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Main Board of The Stock Exchange of Hong Kong Limited under the code number “2332” since October 15, 2004. Our ADSs, each representing 15 of our ordinary shares, have been listed on the New York Stock Exchange under the symbol “HTX” since October 14, 2004.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not Applicable.

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

•

any contract or arrangement for the giving by us or any of our subsidiaries of any security or indemnity to a third-party in respect of a debt or obligation of ours or any of our subsidiaries for which the director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

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

•

any contract or arrangement concerning any other company in which the director or his associate(s) is/ are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the director and/or his associate(s) is/are beneficially interested in five percent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

•

any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to directors, and/or their associates and our employees or those of any of our subsidiaries and does not provide in respect of any director, or his associate(s), as such any privilege or advantage not accorded to the employees to which that scheme or fund relates.

Our directors may exercise all the powers to raise or borrow money, to mortgage or charge all or any part of our undertaking, property and assets (present and future) and uncalled capital and, subject to the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third-party. The borrowing powers, in common with our articles in general, can be varied with the sanction of a special resolution.

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

Members of our board of directors stand for re-election at staggered intervals. One-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third), or any other fraction that may be required under the SEHK Listing Rules or other applicable rules, are subject to retirement from office by rotation at each annual general meeting. Three of our directors retired by rotation and Mr. Christopher John Foll, who was appointed by our board in August 2008, retired and all were re-elected at our annual general meeting held on April 27, 2009.

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

Our board may whenever it thinks fit call extraordinary general meetings. Any one or more shareholders holding, at the date of deposit of the requisition, not less than one-tenth of our paid up capital carrying the right of voting at general meetings shall at all times have the right, by written requisition to the board or our company secretary, to require an extraordinary general meeting to be called by the board for the transaction of any business specified in such requisition; and such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit our board fails to proceed to convene such meeting, then the requisitioning shareholder(s) may themselves do so in the same manner, and all reasonable expenses incurred by such requisitioning shareholders as a result of the failure of the board shall be reimbursed to the requisitioning shareholders by us.

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

C. Material Contracts

The following material contracts (being contracts not entered into in the ordinary course of business) have been entered into by us or our subsidiaries within the two years preceding the filing date of this annual report on Form 20-F:

(a)	Tower Transfer Agreement dated March 18, 2008 between HCPT and Protelindo, as described in “Item 4. Information on the Company – A. Business Overview – Group Overview” and “Item 4. Information on the Company – A. Business Overview – Operating companies review – Indonesia – Spectrum and mobile telecommunications networks.”

(b)	Master Lease Agreement dated March 18, 2008 between HCPT and Protelindo, as described in “Item 4. Information on the Company – A. Business Overview – Group Overview” and “Item 4. Information on the Company – A. Business Overview – Operating companies review – Indonesia – Spectrum and mobile telecommunications networks.”

(c)	Amended and Restated Shareholder Agreement dated April 9, 2009, among HCPT, PT Asia Mobile and CAC Holdings (Netherlands) B.V., as described in “Item 4. Information on the Company – A. Business Overview – Operating companies review – Indonesia – Ownership.”

(d)	Amended and Restated Senior Secured Revolving Credit/Term Loan Facility Agreement dated May 15, 2008 and amended and restated on April 17, 2009, among our company, Hutchison Telephone HK, and certain subsidiaries of Hutchison Whampoa, as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with Hutchison Whampoa and its subsidiaries – Credit Facility.”

(e)	Amendment Agreement to Non-Competition Agreement dated April 17, 2009 between Hutchison Whampoa and our company, as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with Hutchison Whampoa and its subsidiaries – Non-competition agreements.”

(e)	Non-Competition Agreement dated April 17, 2009 between our company and HTHKH, as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with Hutchison Whampoa and its subsidiaries – Non-competition agreements.”

(f)	Master Agreement dated April 17, 2009 between our company and HTHKH, as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with Hutchison Whampoa and its subsidiaries – Master Agreement.”

(g)	Agreement dated April 17, 2009 between our company and Hutchison Whampoa, pursuant to which the HK Pass Through Agreement was terminated, as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with Hutchison Whampoa and its subsidiaries – Shareholders’ agreements.”

(h)	Supplemental Agreement to the 2004 IPR Framework Agreement dated April 17, 2009 between our company and Hutchison Telecommunications International Limited, as described in “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Related party transactions with Hutchison Whampoa and its subsidiaries – Intellectual property.”

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

Cayman Islands

The Cayman Islands currently do not levy taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares or ADSs. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares or ADSs. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Revenue gains from the sale of ADSs or ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

Revenue gains from sales of the ordinary shares effected on the SEHK will be considered to be derived from or arise in Hong Kong and hence subject to Hong Kong profits tax in the hands of persons carrying on a trade, profession or business in Hong Kong.

Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong e.g. on the NYSE, should not be subject to Hong Kong profits tax.

Stamp Duty

The sale, purchase and transfer of ordinary shares on the Hong Kong branch register are subject to Hong Kong stamp duty. The current rate charged on each of the purchaser and the seller is 0.1% of the consideration or, if greater, the fair value of the ordinary shares being sold or transferred. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of ordinary shares. The withdrawal of ordinary shares upon the surrender of ADSs, and the deposit of ordinary shares with the depositary for the issuance of ADSs may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change in the beneficial ownership of the ordinary shares under Hong Kong law. The issuance of the ADSs upon the deposit of ordinary shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. No Hong Kong stamp duty should be payable upon the transfer of ADSs registered outside Hong Kong.

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

This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

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

For U.S. tax consequences to a holder that is not a U.S. person for U.S. federal income tax purposes, or a non- U.S. Holder, see the discussion below under “—Non-U.S. Holders.”

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

Distributions

Subject to the discussion of the PFIC rules below, distributions paid with respect to the ordinary shares to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles, or Taxable Dividends, will be taxed as ordinary income at the time of the receipt of such amounts by the U.S. Holder. Taxable Dividends will be foreign source income and will not be eligible for the dividends-received deduction available to domestic corporations. To the extent amounts paid as distributions on ordinary shares exceed our current and accumulated earnings and profits, these amounts will not be Taxable Dividends but instead will be treated first as a tax-free return of capital reducing the U.S. Holder’s basis in the ordinary shares until such basis is reduced to zero, and then as gain from the sale of the U.S. Holder’s ordinary shares. This reduction in a U.S. Holder’s basis in the ordinary shares would increase any capital gain, or reduce any capital loss, realized by the U.S. Holder upon the subsequent sale, redemption or other taxable disposition of the ordinary shares. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to the ADSs will constitute ordinary dividend income. For taxable years beginning after December 31, 2002 and before January 1, 2011 (provided that certain holding period requirements are met and subject to other conditions and limitations), dividends received by U.S. Holders that are individuals generally will be taxed at the preferential tax rates applicable to long-term capital gains.

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

Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2008 taxable year. However, we had large amounts of cash and other passive assets in 2008 as the result of our disposition of CGP Investments Holdings to Vodafone in 2007, and therefore it is possible that we would need to rely on the special relief provided by the Code for companies that temporarily hold substantial passive assets as a result of the disposition of an active trade or business, or the change of business exception, under Section 1298(b)(3) of the Code.

We have received a private letter ruling from the U.S. Internal Revenue Service confirming that our disposition of CGP Investments Holdings to Vodafone qualifies as the disposition of one or more “active trades or businesses” within the meaning of the change of business exception. Notwithstanding such ruling, in order to qualify for the change of business exception in 2008, we must satisfy the following conditions: (1) we must have never previously been a PFIC, (2) “substantially all” of our passive income for 2008 must be attributable to proceeds from the disposition of one or more “active trade businesses” (as these terms are used and interpreted under the Code), and (3) we must not be a PFIC for either of 2009 and 2010. We believe that all of these conditions are, or (in case of the third one) will be, satisfied. In particular, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for 2009 or 2010. Nonetheless, we can make no assurances that we will not be a PFIC in 2009 or 2010, and if we are found to be a PFIC for 2009 or 2010, we would be retroactively ineligible for the change of business exception with respect to 2008. We will not know and will not be able to inform you of such determination until 2010 or 2011.

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

The PFIC tax rules outlined above would not apply to a U.S. Holder that elected to have us treated as a “qualified electing fund,” or QEF. However, U.S. Holders should consult their tax advisors as to the availability and consequences of such an election. In particular, an election to treat an issuer as a QEF will not be available if the issuer does not provide the information necessary to make such an election. We will not provide U.S. Holders with the information necessary to make a QEF election. Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

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

Non-U.S. Holders

Any dividends received on ordinary shares and any gain realized on sale or exchange of ordinary shares by a non-U.S. Holder generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption a non-U.S. Holder may be required to satisfy certain certification requirements of the U.S. Internal Revenue Service to establish that it is not a U.S. person. See “—Information Reporting and Backup Withholding” below.

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

F. Dividends and Paying Agents

Not Applicable.

G. Statement by Experts

Not Applicable.

H. Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.

You may read and copy any materials that we filed or furnished, or will file with or furnish to, the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Any filings that we make electronically will be available to the public at www.sec.gov.

None of the documents on our website are incorporated by reference in this annual report.

I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists with respect to our financial assets and liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to our financial assets and liabilities denominated in currencies other than an entity’s functional currency. We are also subject to exchange rate risks with respect to our operations and investments outside Hong Kong. See note 4 to our financial statements.

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

Foreign currency exposure

As at December 31, 2007 and 2008, we had approximately HK$36,404 million (US$4,668 million) and HK$2,109 million (US$272 million), respectively, in cash, short-term investments and marketable securities denominated in currencies other than Hong Kong dollars. These foreign currency denominated financial assets principally included HK$36,011 million (US$4,618 million) denominated in U.S. dollars as at December 31, 2007, compared to HK$1,602 million (US$207 million) denominated in U.S. dollars as at December 31, 2008.

The following table sets out our borrowings by currency as a percentage of total borrowings:

	As at December 31,
Currency	2007	2008
	%
Hong Kong dollars	37.6	47.4
New Israeli Shekels	37.2	40.7
Thai Baht	2.8	2.7
U.S. dollars	22.4	9.2

Total	100.0	100.0

We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily those related to borrowings, accounts payable and surplus funds held as bank deposits, primarily denominated in U.S. dollars. Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency other than an entity’s functional currency.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-U.S. dollar assets, we generally endeavor to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, we might not borrow in the local currency and may instead monitor the development of the businesses’ cash flow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings.

Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimized using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. We may use derivative instruments to manage or adjust our exposures.

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

Partner entered into derivative transactions in order to protect itself against increases in the Israeli CPI, in respect of Israeli CPI-linked notes issued by it. See note 18 to our financial statements.

Our financial assets and liabilities as at December 31, 2007 and 2008 consisted mainly of non-derivative assets and liabilities, which were presented at their fair values. The fair values of our borrowings approximate their fair values since they bear interest at rates close to the prevailing market rates.

The following tables summarize the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities and derivative financial liabilities as at December 31, 2008 that are sensitive to exchange rates or interest rates. Data presented below includes bank loans, other third-party borrowings, cross currency swaps and forward foreign exchange contracts:

	December 31, 2008 Maturities				December 31, 2008
	2009	2010	2011	2012	Total	Fair Value
	(HK$ in millions except rates)
Local currency:
Hong Kong dollars:
Variable rate	5,215	—	—	—	5,215	5,215
Average weighted rate(1)	2.70%	—	—	—	2.70%	2.70%

Sub-total	5,215	—	—	—	5,215	5,215

Foreign currency:
Thai Baht:
Variable rate	301	—	—	—	301	301
Average weighted rate(1)	3.96%	—	—	—	3.96%	3.96%

Sub-total	301	—	—	—	301	301

New Israeli Shekels:
Fixed rate	5	5	5	—	15	15
Average weighted rate(1)	4.25%	4.25%	4.25%	—	4.25%	4.25%
Variable rate	1,138	1,473	1,477	369	4,457	4,462
Average weighted rate(1)	8.46%	8.65%	8.65%	8.65%	8.60%	8.60%

Sub-total	1,143	1,478	1,482	369	4,472	4,477

U.S. dollars:
Fixed rate	7	—	—	—	7	7
Average weighted rate(1)	7.25%	—	—	—	7.25%	7.25%
Variable rate	986	19	—	—	1,005	1,005
Average weighted rate(1)	5.83%	4.27%	—	—	5.80%	5.80%

Sub-total	993	19	—	—	1,012	1,012

Total	7,652	1,497	1,482	369	11,000	11,005

(1) Weighted average rates of the portfolio at the year end.
	December 31, 2008 Maturities				December 31, 2008
	2009	2010	2011	2012	Total	Fair Value
	(HK$ in millions except rates)
Cross currency swaps:
Receive US$ fixed/Pay THB variable	39	20	—	—	59	(12)
Contract amount	59	20	—	—	59	(12)
Average pay rate	THBFIX	THBFIX	—	—	N/A	N/A
	+0.30%	+0.30%
Average receive rate	LIBOR	LIBOR	—	—	N/A	N/A
	+0.125%	+0.125%

Forward foreign exchange contracts:
Receive US$/Pay NIS
Contract amount	195	—	—	—	195	(2)
Average contractual exchange rate	3.839	—	—	—	N/A	N/A

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the Sarbanes-Oxley Act, our management, including our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. “Disclosure controls and procedures” are defined under the Exchange Act as controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. These controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the management of a company, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our chief executive officer and chief financial officer have concluded that as of December 31, 2008, our disclosure controls and procedures were effective in providing reasonable assurance that the objectives of the disclosure controls and procedures are met.

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

Report on Internal Control over Financial Reporting

Under the Exchange Act, our management, with the participation of our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2008. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

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

Due to its inherent limitations, internal control over financial reporting might not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls might become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures might deteriorate.

Our management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based upon criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment using those criteria, our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective. As of the date of this annual report, management is not aware of any instances of material weaknesses.

PricewaterhouseCoopers, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008, which report appears at page F-2.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, no change has occurred in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Messrs. Kevin Westley, Kwan Kai Cheong and John Stanton are each an “audit committee financial expert” within the meaning of Item 16A of this annual report. Messrs. Westley, Kwan and Stanton are each independent as defined in the applicable listing standards of the NYSE for foreign private issuers and in the rules of the SEC.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of our directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. A copy of the Code of Ethics is attached as Exhibit 11 to this annual report on Form 20-F and is available from the Corporate Governance section of our website at www.htil.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers is our principal accountant.

Our audit and non-audit services approval policy was approved by our audit committee on July 29, 2005 and amended on December 12, 2006. Under the policy, services proposed to be performed by our independent auditors may be pre-approved if they fall within the scope of services that are permitted to be pre-approved under the policy and the fees for these services fall within the applicable limits set forth in the policy. The fees for pre-approved audit services are prescribed by the audit committee on an annual basis. The fees for pre-approved non-audit services must, for each engagement, be less than the limit prescribed by the policy for individual engagements and must, in the aggregate, be less than 5% of the maximum amount prescribed by the audit committee for audit service fees. If any proposed service exceeds the pre-approved fee levels, or if management requires any service from the independent auditors that is not covered by the policy, then the service must be specifically considered and approved by our audit committee before the independent auditor may be engaged to provide the service. The total fees for all services are to be presented annually to the audit committee for final approval. None of the engagements of PricewaterhouseCoopers to provide the audit and non-audit services described below were approved by our audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

PricewaterhouseCoopers billed us for the following services in 2007 and 2008.

Nature of the service	2007	2008
	(HK$ millions)	(HK$ millions)
Audit fees	83	50
Audit-related fees	2	1
Tax fees	2	—
All other fees	—	—

Total	87	51

Audit fees

Audit fees are the aggregate fees billed by our principal accountant for professional services rendered in connection with the audits of our annual financial statements, the report on the effectiveness of internal control over financial reporting, and the performance of other procedures required to be performed for the principal accountant to form an opinion on our financial statements. Other procedures include information systems and procedural reviews and testing performed in order to understand and rely on the internal control systems and consultations relating to the audit and interim review.

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

All other fees

We did not pay any other fees to PricewaterhouseCoopers.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Our ordinary shares are listed on Main Board of the SEHK and our ADSs are listed on the NYSE. As a foreign private issuer, we are permitted to follow the corporate governance practices in our home country. Our corporate governance practices are governed by the Code on Corporate Governance Practices, or the Code, of the SEHK Listing Rules and our corporate governance practices differ in certain respects from the corporate governance standards for U.S. domestic issuers whose securities are listed on the NYSE, or the NYSE Standards contained in the Listed Company Manual of the NYSE, or the NYSE Listed Company Manual.

The table below briefly describes the significant differences between our practices and the NYSE Standards.

NYSE Standards and Relevant Section of NYSE Listed Company Manual	Our Corporate Governance Practices
303A.01 - A listed company must have a majority of independent directors.

Under the Code, listed companies must have at least three independent non-executive directors.

Currently, out of a total of nine directors, the board of directors includes three non-executive directors who are independent within the meaning of the SEHK Listing Rules. These three independent non-executive directors are also independent within the meaning of the applicable standards established by the NYSE for foreign private issuers and by the SEC.

303A.03 - The non-management directors of a listed company must meet at regularly scheduled executive sessions without management and independent directors should meet at a scheduled executive session without management at least once per year.	The Code does not require non-management directors or independent directors of listed companies to meet without management, although non-executive directors are required to meet with the chairman of the board alone. The non-executive directors held three meetings in 2008 as a group with the Chairman of the board of directors, who is a non-executive director, without any executive directors present.

303A.04 - A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	We do not have a nominating/corporate governance committee, as such a committee is not required by the Code. The board selects and recommends candidates for directorship having regard to the balance of skills and experience appropriate to our business.

303A.05 - A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.	Our Remuneration Committee, which is of a similar nature to a compensation committee, is composed of three directors — the Chairman of the board of directors, who is a non-executive director, and two independent non-executive directors, which complies with the requirements of the Code. The terms of reference of the Remuneration Committee are available on our website at www.htil.com under the Corporate Governance section; such terms are not, however, incorporated by reference in this report.

303A.06 and 303A.07 - A listed company must have an audit committee with a minimum of three members; all audit committee members must be independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act. The audit committee must have a written charter that covers certain minimum specified duties.	Our Audit Committee is composed of three Independent non-executive directors. All three directors are independent within the meaning of the SEHK Listing Rules. These three directors are also independent within the meaning of the applicable standards established by the NYSE for foreign private issuers and by Rule 10A-3 under the Exchange Act. The terms of reference of the Audit Committee are available on our website.

303A.09 - A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	Under the SEHK Listing Rules, each listed company is required to include in its annual report to shareholders a narrative statement of how it has applied the principles under the Code, a statement as to whether or not it has complied with the Code, and details of any deviation from the Code during the financial year (including considered reasons for such deviations). During the year ended December 31, 2008, we complied fully with the Code.

303A.12 - Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.	As a foreign private issuer, we are not required to submit the certification specified under Section 303A.12(a). However, we are required to submit annual and interim written affirmations of compliance with applicable NYSE Standards, similar to the affirmations required of NYSE-listed U.S. domestic issuers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-74.

ITEM 19.	EXHIBITS

Pursuant to the rules and regulations of the SEC, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
1.1†	Amended and Restated Memorandum of Association, dated September 3, 2004

1.2*	Articles of Association, dated September 3, 2004, as amended on May 5, 2005 and May 8, 2007

2.1††	Form of Indenture between Partner Communications Company Ltd. and the Trust Company of Union Bank Ltd.

4.1†††	Form of Deposit Agreement among Hutchison Telecommunications International Limited, Citibank, N.A., as depositary, and Holders and Beneficial Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt

4.2†	IPR Framework Agreement dated September 24, 2004 between Hutchison International Limited and Hutchison Telecommunications International Limited

4.3†	Registration Rights Agreement dated September 24, 2004 among Hutchison Telecommunications Investment Holdings Limited, Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited

4.4†	Counter-Indemnity Agreement dated September 24, 2004 between Hutchison Whampoa Limited and Hutchison Telecommunications International Limited

4.5*	Share Option Scheme dated September 17, 2004 of Hutchison Telecommunications International Limited and its group members, as amended on July 12, 2005, February 9, 2006 and May 8, 2007

4.6*	Form of service agreement for management

4.7*	Form of appointment letter for non-executive directors

4.8*	Side letter dated April 26, 2006 between Hutchison International Limited and Hutchison Telecommunications International Limited relating to the IPR Framework Agreement dated September 24, 2004

4.9††	Restatement of the Relationship Agreement dated April 20, 2005 among Advent Investments Pte Limited, Matav Cable Systems Media Ltd. and Matav Investments Ltd., Elbit Ltd., Eurocom Communications Ltd., Polar Communications Ltd., Tapuz Cellular Systems Ltd., and Hutchison Telecommunications International (Netherlands) B.V.

4.10#	Tower Transfer Agreement dated March 18, 2008 between PT. Hutchison CP Telecommunications and PT Profesional Telekomunikasi Indonesia.

4.11#	Master Lease Agreement dated March 18, 2008 between PT. Hutchison CP Telecommunications and PT Profesional Telekomunikasi Indonesia.

6	See note 15 to our financial statements for information explaining how earnings (loss) per share information was calculated.

8	List of all subsidiaries (see Item 4.D)

11*	Code of Ethics, as amended on August 16, 2006

12.1	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

13	Certification Pursuant to 18 U.S.C. Section 1350

†	Previously filed; incorporated by reference from our registration statement on Form F-1 (File No. 333-118783) filed with the SEC on September 27, 2004.
††	Previously filed; incorporated by reference from the annual report on Form 20-F of Partner Communications Company Ltd (No. 001-14968) for the year ended December 31, 2004.
†††	Previously filed; incorporated by reference from our registration statement on Form F-6 (File No. 333-119242) filed with the SEC on September 24, 2004.
*	Previously filed; incorporated by reference from our annual report on Form 20-F for the year ended December 31, 2006 (No. 001-32309).
#	Confidential treatment has been requested. Confidential material has been redacted and separately filed with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 27, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher John Foll
Name:	Christopher John Foll
Title:	Executive Director and Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Hutchison Telecommunications International Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hutchison Telecommunications International Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of recognized income and expense and the consolidated cash flow statement present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited and its subsidiaries (together the “Group”) at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Hong Kong

May 27, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31
	Note	2006		2007		2008		2008
		HK$ millions		HK$ millions		HK$ millions		US$ millions
								(Note 39)
Continuing operations:
Turnover	5		17,923		20,401		23,725		3,061
Cost of inventories sold			(2,164)		(2,671)		(2,785)		(359)
Staff costs	7		(1,897)		(2,295)		(2,511)		(324)
Depreciation and amortization			(3,804)		(4,226)		(4,531)		(585)
Other operating expenses	8		(8,685)		(10,182)		(12,291)		(1,586)
Impairment charge for Thailand segment	9		—		(3,854)		—		—
Profit on disposal of investments and others, net	10		44		8		2,453		317

Operating profit/(loss)			1,417		(2,819)		4,060		524
Interest income	11		66		1,619		1,074		139
Interest and other finance costs	11		(1,652)		(1,335)		(1,330)		(172)
Share of results of associates			(1)		—		—		—
Share of results of jointly-controlled entities	24		—		—		(11)		(1)

(Loss)/Profit before taxation			(170)		(2,535)		3,793		490
Taxation	12		(653)		(191)		(874)		(113)

(Loss)/Profit for the year from continuing operations			(823)		(2,726)		2,919		377

Discontinued operations:
Profit from discontinued operations	13		2,399		70,502		—		—

Profit for the year			1,576		67,776		2,919		377

Attributable to:
Equity holders of the Company:
- continuing operations			(1,191)		(3,147)		1,883		243
- discontinued operations			1,392		70,031		—		—

			201		66,884		1,883		243

Minority interest:
- continuing operations			368		421		1,036		134
- discontinued operations			1,007		471		—		—

			1,375		892		1,036		134

			1,576		67,776		2,919		377

Dividends	14
Special cash dividend			—		32,234		33,700		4,348

Conditional interim dividend in specie			—		—		10,061		1,298

(Loss)/Earnings per share from continuing operations attributable to equity holders of the Company
- basic	15	HK$	(0.25)	HK$	(0.66)	HK$	0.39	US$	0.05

- diluted	15	HK$	(0.25)	HK$	(0.66)	HK$	0.39	US$	0.05

Earnings per share attributable to equity holders of the Company
- basic	15	HK$	0.04	HK$	14.01	HK$	0.39	US$	0.05

- diluted	15	HK$	0.04	HK$	14.01	HK$	0.39	US$	0.05

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

		As at December 31
	Note	2007	2008	2008
		HK$ millions	HK$ millions	US$ millions
				(Note 39)
ASSETS
Current assets
Cash and cash equivalents	16	36,611	2,525	326
Trade and other receivables	17	4,702	5,072	654
Stocks		515	463	60
Derivative financial assets	18(a)	25	48	6

Total current assets		41,853	8,108	1,046

Assets held for sale	19	—	174	22

Non-current assets
Fixed assets	20	16,950	17,216	2,222
Goodwill	21	6,070	6,815	879
Other intangible assets	22	7,818	7,160	924
Other non-current assets	23	3,354	3,844	496
Deferred tax assets	25	376	368	48
Interests in associates		2	2	—
Interests in jointly-controlled entities	24	—	88	11

Total non-current assets		34,570	35,493	4,580

Total assets		76,423	43,775	5,648

LIABILITIES
Current liabilities
Trade and other payables	26	7,902	8,000	1,033
Borrowings	27	5,083	7,652	987
Current income tax liabilities		111	104	13
Derivative financial liabilities	18(b)	119	27	3

Total current liabilities		13,215	15,783	2,036

Non-current liabilities
Borrowings	27	5,937	3,348	432
Deferred tax liabilities	25	584	457	59
Other non-current liabilities	28	2,551	2,458	317

Total non-current liabilities		9,072	6,263	808

Total liabilities		22,287	22,046	2,844

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	29(b)	1,195	1,204	155
Reserves	30	50,089	17,909	2,311

		51,284	19,113	2,466
Minority interest	31(d)	2,852	2,616	338

Total equity		54,136	21,729	2,804

Total equity and liabilities		76,423	43,775	5,648

Net current assets/(liabilities)		28,638	(7,675)	(990)

Total assets less current liabilities		63,208	27,992	3,612

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended December 31
	Note	2006	2007	2008	2008
		HK$ millions	HK$ millions	HK$ millions	US$ millions
					(Note 39)
Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation		(170)	(2,535)	3,793	490
Adjustments for:
- Interest income	11	(66)	(1,619)	(1,074)	(139)
- Interest and other finance costs	11	1,652	1,335	1,330	172
- Depreciation and amortization		3,804	4,226	4,531	585
- Impairment loss on stocks and non-current assets	8	—	—	17	2
- Share-based payments	7	116	223	88	11
- Profit on disposal of investments and others, net	10	(44)	(8)	(2,453)	(317)
- Loss on disposal of fixed assets	8	27	26	23	3
- Impairment charge for Thailand segment	9	—	3,854	—	—
- Write-off of customer acquisition and retention costs	8	26	44	11	1
- Share of results of associates		1	—	—	—
- Share of results of jointly-controlled entities	24	—	—	11	1
- Changes in working capital
- Decrease/(Increase) in stocks		222	(122)	23	3
- (Increase)/Decrease in trade receivables, other receivables and prepayments		(720)	(1,319)	132	18
- Decrease in short-term receivable from related companies		36	50	—	—
- (Decrease)/Increase in trade and other payables		(760)	822	484	62
- Decrease in payable to related companies		(54)	(38)	(18)	(2)

Cash generated from continuing operations		4,070	4,939	6,898	890
Interest received		66	1,562	982	127
Interest and other finance costs paid		(1,438)	(878)	(646)	(83)
Taxes paid		(638)	(631)	(982)	(127)

Net cash generated from operating activities of continuing operations		2,060	4,992	6,252	807

Discontinued operations:
Cash generated from discontinued operations		4,459	782	—	—
Interest received		48	16	—	—
Interest and other finance costs paid		(804)	(713)	—	—
Taxes paid		(249)	(89)	—	—

Net cash generated from/(used in) operating activities of discontinued operations		3,454	(4)	—	—

Net cash generated from operating activities		5,514	4,988	6,252	807

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

		For the year ended December 31
	Note	2006	2007	2008	2008
		HK$ millions	HK$ millions	HK$ millions	US$ millions
					(Note 39)
Cash flows from investing activities
Continuing operations:
Additions to customer acquisition and retention costs		(485)	(602)	(865)	(112)
Additions to prepaid capacity and maintenance		(23)	(83)	(80)	(10)
Advanced payments for network rollout, included in other receivables and prepayment		(162)	(1,103)	(1,035)	(134)
Investments in jointly-controlled entities	24	—	—	(99)	(13)
Increase in interest in subsidiary		—	—	(570)	(74)
Purchase of fixed assets		(1,884)	(2,532)	(4,963)	(640)
Purchase of shares of a subsidiary under a share buy-back plan		—	—	(799)	(103)
Purchase of transmission business	31(b)	(124)	—	—	—
Proceeds from disposal of fixed assets		24	23	13	1
Proceeds from disposal of subsidiaries, net of cash disposed of	31(c)	2	—	578	75
Proceeds from disposal of base station tower sites		—	—	2,373	306
Upfront and fixed periodic payments for telecommunications licenses		(227)	(296)	(537)	(69)
(Increase)/Decrease in long term deposits		(35)	—	452	58

Net cash used in investing activities of continuing operations		(2,914)	(4,593)	(5,532)	(715)

Discontinued operations:
Cash used in investing activities		(12,170)	(4,697)	—	—
Proceeds from disposal of subsidiaries, net of cash disposed of	31(c)	—	83,185	—	—

Net cash (used in)/generated from investing activities of discontinued operations		(12,170)	78,488	—	—

Net cash (used in)/generated from investing activities		(15,084)	73,895	(5,532)	(715)

Cash flows from financing activities
Continuing operations:
Net cash generated from/(used in) financing activities		438	(14,045)	(42)	(5)
Dividend paid to the Company’s shareholders	14	—	(32,234)	(33,700)	(4,348)
Dividends paid to minority shareholders	31(d)	(266)	(594)	(1,006)	(130)
Equity contribution from minority shareholders		195	—	—	—
(Repayment)/Drawing of loan from minority shareholders	31(d)	(188)	608	6	1
Proceeds from exercise of share options of the Company		116	95	64	8
Proceeds from exercise of share options of a subsidiary		78	142	47	6
Decrease in restricted cash		1	—	—	—
Settlement and rollover of derivatives		—	—	(110)	(14)

Net cash generated from/(used in) financing activities of continuing operations		374	(46,028)	(34,741)	(4,482)

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

		For the year ended December 31
	Note	2006	2007	2008	2008
		HK$ millions	HK$ millions	HK$ millions	US$ millions
					(Note 39)
Discontinued operations:
Net cash generated from financing activities of discontinued operations		8,808	1,708	—	—

Net cash generated from/(used in) financing activities		9,182	(44,320)	(34,741)	(4,482)

(Decrease)/Increase in cash and cash equivalents		(388)	34,563	(34,021)	(4,390)
Cash and cash equivalents at beginning of year		2,436	2,048	36,611	4,724
Effect of foreign exchange rate changes		—	—	(65)	(8)

Cash and cash equivalents at end of year		2,048	36,611	2,525	326

Analysis of net (debt)/cash
Cash and cash equivalents as at December 31	16	2,048	36,611	2,525	326
Borrowing as at December 31	27	(39,417)	(11,020)	(11,000)	(1,419)

Net (debt)/cash as at December 31		(37,369)	25,591	(8,475)	(1,093)

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	For the year ended December 31
	2006	2007	2008	2008
	HK$ millions	HK$ millions	HK$ millions	US$ millions
				(Note 39)
Currency translation differences	321	1,280	(347)	(45)

Cash flow hedges
- effective portion of changes in fair value	—	—	(28)	(4)
- transfer from equity to income statement	—	—	28	4

Actuarial gains/(losses) of defined benefit plans	12	38	(111)	(14)

Net income/(expense) recognized directly in equity	333	1,318	(458)	(59)

Profit for the year	1,576	67,776	2,919	377

Total recognized income for the year	1,909	69,094	2,461	318

Attributable to:
Equity holders of the Company	277	67,672	1,361	176
Minority interest	1,632	1,422	1,100	142

	1,909	69,094	2,461	318

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on March 17, 2004 as a company with limited liability. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”), and in the form of American Depositary Shares on New York Stock Exchange, Inc. (“NYSE”).

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, Israel, Thailand, Indonesia, Vietnam and Sri Lanka. The Group also has a fixed-line telecommunications business in Hong Kong. On July 11, 2008, the Group completed the sale of its entire indirect interests in Kasapa Telecom Limited, the Ghana operations (details of which are set out in Note 10(c)), and has since ceased to engage in the telecommunications business in Ghana.

These financial statements have been approved for issuance by the Board of Directors on May 25, 2009.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

As at December 31, 2008, the Group had net current liabilities of HK$7,675 million. While the Group’s operations have generated cash during the year, investments in the Group’s business and payments of dividend have consumed cash in excess of amounts generated from operations and have utilized the surplus funds brought forward from the prior year. The Group’s future funding requirements will be met through bank borrowings and other loans, including the HK$9 billion bank revolving credit and term loan facility which will expire in May 2009, and the revolving credit and term loan facility of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of Hutchison Whampoa Limited (“HWL”). The Group expects to continue to fund the substantial capital required to build, maintain and operate its telecommunications networks through a combination of cash flows from operating activities, bank loans and borrowing from the indirect subsidiary of HWL.

(b)	Changes in accounting policies

During 2008, the Group has adopted the following new or revised IFRS which are relevant to the Group’s operations and are effective for accounting periods beginning on January 1, 2008:

IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IFRIC Interpretation 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC Interpretation 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

The adoption of these new or revised IFRS had no material effect on the Group’s results and financial position for the current or prior periods.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

At the date of authorization of these financial statements, the following new/revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended December 31, 2008:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 (Amendment)	Financial Instruments: Presentation
IAS 1 (Amendment)	Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 1 (Amendment)	First Time Adoption of IFRS
IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Revised)	Business Combinations
IFRS 8	Operating Segments
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 15	Agreements for the Construction of Real Estate
IFRIC Interpretation 16	Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners

IASB’s improvements to IFRS, including:

IAS 1 (Amendment)	Presentation of Financial Statements
IAS 2 (Amendment)	Inventories
IAS 7 (Amendment)	Statement of Cash Flows
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 20 (Amendment)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Amendment)	Consolidated and Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates
IAS 29 (Amendment)	Financial Reporting in Hyperinflationary Economies
IAS 31 (Amendment)	Interests in Joint Ventures
IAS 36 (Amendment)	Impairment of Assets
IAS 38 (Amendment)	Intangible Assets
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IAS 40 (Amendment)	Investment Property
IAS 41 (Amendment)	Agriculture
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations

Apart from the above, there are also a number of minor amendments to IFRS 7, ‘Financial Instruments: Disclosures’, IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, IAS 10, ‘Events after the Balance Sheet Date’, IAS 18, ‘Revenue’ and IAS 34, ‘Interim Financial Reporting’.

The Group did not early adopt any of these new/revised standards, amendments to standards and interpretations to existing standards. The Group is in the process of assessing the impact of these new/revised standards, amendments to standards and interpretations to existing standards on the Group’s results and financial position in the future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(c)	Basis of consolidation

The consolidated financial statements made up to December 31 include the financial statements of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates and jointly-controlled entities on the basis set out in Notes 2(f) and 2(g) below. Results of subsidiaries, associates and jointly-controlled entities acquired or disposed of during the year are included as from their effective dates of acquisition to December 31 or up to the dates of disposal as the case may be.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries, associates and jointly-controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated financial statements, subsidiaries are accounted for as described in Note 2(c) above. In the financial statements of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at December 31, 2008 are set forth on page F-74.

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

An investee company is classified as an associate if significant influence is exercised over its management but there is no contractual agreement between the shareholders to establish the Group’s control or joint control over the economic activities of the entity. Results of the associates are incorporated in the consolidated financial statements to the extent of the Group’s share of the post acquisition results. Investments in associates represent the Group’s share of their net assets, after attributing fair values to their net assets as at the date of acquisition, less provision for impairment in value.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(g)	Joint ventures

A joint venture is a contractual agreement whereby the venturers undertake an economic activity which is subject to joint control and over which none of the participating parties has unilateral control.

A jointly-controlled entity is a joint venture which involves the establishment of a separate entity. The results and assets and liabilities of jointly-controlled entities are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The total carrying amount of such investments is reduced to recognize any identified impairment loss in the value of individual investments.

(h)	Business Co-operation Contract

The Group obtained an investment license from the Ministry of Planning and Investment of Vietnam to engage in a business co-operation under a Business Co-operation Contract (“BCC”) with Hanoi Telecommunications Joint Stock Company to build, operate and develop a mobile telecommunications network in Vietnam. By virtue of the financing arrangements of the BCC, the Group bears the majority of the economic risks of the BCC and thus currently has accounted for the BCC as if it is a subsidiary of the Group. The Group has recognized in its consolidated financial statements the assets that it controls and the liabilities that it incurs, as well as the expenses that it incurs and the revenue that is generated from the BCC.

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

Buildings	20 – 50 years
Telecommunications and network equipment	10 – 35 years
Motor vehicles	4 – 5 years
Office furniture & equipment and computer equipment	3 – 7 years
Leasehold improvements	Over the unexpired period of the lease or 7 years, whichever is the shorter

Subsequent costs on fixed assets are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Construction in progress is stated at cost, which includes borrowing costs incurred to finance the construction, and is proportionally attributed to the qualifying assets.

The gain or loss on disposal or retirement of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognized in the income statement.

The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(j)	Leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased.

Finance leases are capitalized at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Lease payments are treated as consisting of capital and interest elements. The capital element of the leasing commitment is included as a liability and the interest element is charged to the income statement. All other leases are accounted for as operating leases and the rental payments are charged to the income statement on a straight-line basis.

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these properties, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognized in the income statement immediately. Any gain or loss on a sale and finance leaseback transaction is deferred and amortized over the term of the lease.

(k)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets of the acquired subsidiary, associate or jointly-controlled entity at the date of acquisition.

Goodwill on acquisition is reported in the consolidated balance sheet as a separate asset or, as applicable, included within investment in associate and jointly-controlled entity. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The Group allocates goodwill to each business segment in each country in which it operates.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(l)	Other intangible assets

(i)	Telecommunications licenses

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

Costs to acquire or retain telecommunications customers, which are postpaid (and primarily 3G) customers, pursuant to a contract with early termination penalties are capitalized if (i) such costs are identifiable and controlled; (ii) it is probable that future economic benefits will flow from the customers to the Group; and (iii) such costs can be measured reliably. Subsidies on handset sales, which are calculated by deducting the customers’ payment towards the handset from the cost of the handset, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over the minimum enforceable contractual period, which is generally a period of 18-24 months. If a customer leaves our network within the minimum enforceable contractual period, any unamortized customer acquisition or retention costs are written off in the period in which the customer leaves.

Costs to acquire prepaid telecommunications customers are expensed in the period incurred.

(iii)	Brand name and customer base

Brand name and customer base that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is other than indefinite) and impairment losses. Amortization of brand name and customer base is calculated on a straight-line basis over the assets’ estimated useful lives unless such lives are indefinite. Brand name and customer base with finite useful lives are amortized from the date they are available for use and their estimated useful lives are as follows:

Brand name	17 years
Customer base	5 – 9 years

(m)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortized on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(n)	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization, and are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(o)	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

(p)	Financial assets

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

(i)	Financial assets at fair value through profit or loss

A financial asset is designated at fair value through profit or loss at inception if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are expected to be realized within 12 months after the balance sheet date.

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

Purchases and sales of investments are recognized on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Held-to-maturity investments and loans and receivables are carried at amortized cost using the effective interest method. Realized and unrealized gains and losses arising from changes in the fair value of the “Financial assets at fair value through profit or loss” category are included in the income statement in the period in which they arise.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(p)	Financial assets (continued)

(iv)	Impairment of financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the assets’ carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of a provision account. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. The amount of provision is determined based on historical data of payment statistics for aged receivable balances. When a trade receivable is uncollectible, it is written off against the provision account for trade receivables. Subsequent recoveries of amounts previously written off are credited against the income statement. Changes in the carrying amount of the provision account are recognized in the income statement.

(q)	Derivative financial instruments and hedging activities

Derivative financial instruments are utilized by the Group in the management of its foreign currency and interest rate exposures. The Group’s policy is not to utilize derivative financial instruments for trading or speculative purposes. Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting date. Changes in fair value are recognized based on whether certain qualifying criteria under IAS 39 “Financial Instruments: Recognition and Measurement” are satisfied in order to apply hedge accounting, and if so, the nature of the items being hedged.

Derivatives designated as hedging instruments to hedge against the cash flows attributable to recognized liabilities or forecast payments may qualify as cash flow hedges. The Group mainly enters into forward foreign exchange contracts to hedge certain foreign exchange risks of the Group. Changes in fair value of these derivatives are dealt with as movements in the hedging reserve under equity. When a hedged transaction is no longer expected to occur, the cumulative unrealized gain or loss recognized in equity is recognized immediately in the income statement as interest and other finance costs, net.

Derivatives that do not qualify for hedge accounting under IAS 39 “Financial Instruments: Recognition and Measurement” are accounted for with the changes in fair value being recognized in the income statement.

(r)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(s)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(t)	Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method less provision for impairment (see Note 2(p)(iv)).

(u)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalized for qualifying assets (Note 2(i)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(v)	Provisions

Provisions for restructuring costs and legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

(w)	Deferred taxation

Deferred taxation is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences (including tax losses) can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries and associates, except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(x)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(y)	Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognized as a provision.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(z)	Employee benefits

(i)	Pension plans

Pension plans are classified into defined benefit and defined contribution plans.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or loss and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in full in the year in which they occur in the statement of recognized income and expense.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

The Group’s contributions to the defined contribution plans are charged to the income statement in the year incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The Group has no further payment obligations once the contributions have been paid.

(ii)	Share-based payments

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii)	Termination benefits

Termination benefits are recognized when, and only when, the Group demonstrably committed itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(aa)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance sheet date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

(iii)	Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity (cumulative translation adjustments).

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, such exchange differences are recognized in the consolidated income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(ab)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ac)	Revenue recognition

The Group recognizes revenue on the following bases:

(i)	Installation fees are recognized on connection of the service.

(ii)	Sales of handsets are recognized upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis.

When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers.

When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs in accordance with the accounting policy set out in Note 2(l)(ii).

(iii)	Revenues from usage charges, software development services and technical services are recognized when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognized upon customer’s usage or upon the expiry of the service period.

(v)	Revenues for monthly fees and value added services are recognized on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognized as rendered/incurred and are presented on a gross basis.

(ad)	Interest income

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(ae)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognized as gains or losses as incurred.

(af)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognized as goodwill or negative goodwill in accordance with Notes 2(c) and 2(k) above.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Notes 4, 21, 34(a) and 35 contain information about the assumptions and their risk factors relating to financial instruments, goodwill impairment, defined benefit obligations and fair value of share options granted. Other key sources of estimation uncertainty are described below.

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at December 31, 2008, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$14,714 million (2007 – HK$14,521 million). Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. Due to changes in technology, the useful life of certain CDMA equipment not convertible to GSM (Note 19) and certain 3G network equipment recorded by Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company, (Note 20) was shortened, resulting in the acceleration of depreciation of these assets by HK$167 million and HK$162 million respectively.

(ii)	Income taxes

The Group is subject to income taxes in jurisdictions in which the Group operates. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group has also considered the impact of the current economic environment on the operations of the Group. The results of the impairment tests undertaken as at December 31, 2008 indicated that no impairment charge was necessary. As at December 31, 2008, the non-current assets and assets held for sale which are subject to asset impairment review amounted to approximately HK$35,125 million and HK$174 million respectively.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Critical Accounting Estimates and Judgments (continued)

(b)	Critical judgments in applying the Company’s accounting policies

(i)	Deferred taxation

Management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the recognition criteria for deferred tax assets recorded in relation to cumulative tax loss carry forwards. As of December 31, 2008, the Group has recognized HK$368 million (2007 – HK$376 million) in deferred tax assets.

(ii)	Sale and leaseback transactions

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(j). Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification of a transaction as a finance lease or an operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet as set out in Note 2(j). In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the income statement immediately (operating lease).

(iii)	Other income

The Group has been granted credit vouchers by a key network supplier for offset against future services and purchases from the supplier. The value of the vouchers is recognized as other income as set out in Note 10(d). Judgment is required in determining the fair value of the vouchers and whether the credit voucher should be accounted for as income or as a purchase discount. This determination includes, but is not limited to, an assessment of the nature of the credit vouchers and their grant, the conditions attached to utilization of the vouchers, and the separation of economic events from future purchases.

Recognition as income or as a purchase discount determines whether the credit vouchers are recognized immediately when the Group becomes entitled to the right to use them and the contractual obligations of the network supplier are waived, or they are deferred and recognized upon making purchases from the supplier and offset against the purchase invoices.

4.	Financial Risk Management

(a)	Financial risk factors

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with the borrowings and accounts payable. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. During the year, the Group places deposits with banks denominated in various currencies for the purpose of working capital management.

For overseas subsidiaries and associates and other investments, which consist of non-HK dollar and non-US dollar assets, the Group generally endeavors to establish a natural hedge with an appropriate level of borrowings in those same currencies. For overseas businesses that are in the development phase, or where borrowings in the local currency are not attractive, the Group may not borrow in the local currency and instead monitor the development of the businesses’ cashflow and the debt markets and, when appropriate, would expect to refinance these businesses with local currency borrowings. Exposure to movements in exchange rates on individual transactions directly related to the underlying businesses is minimized using forward foreign exchange contracts and currency swaps where active markets for the relevant currencies exist. The Group may use derivative instruments to manage or adjust its exposures.

Since the impact of foreign exchange exposure other than US dollars is insignificant, the table below summarizes the foreign exchange exposure in US dollars, on the net monetary position of each sub-group, offsetting the foreign currency denominated borrowings against the relevant foreign exchange forward and swap contracts, expressed in the Group’s presentation currency of HK dollars.

HK$ millions	2007	2008
Hong Kong	204	136
Israel	(587)	(505)
Thailand	(180)	(70)
Indonesia	(1,337)	(398)
Others*	34,394	1,778

Total net exposure: net assets	32,494	941

*	“Others” as at December 31, 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate. As at December 31, 2008, it comprised Vietnam, Sri Lanka and Corporate.

As at the balance sheet dates, a 10% strengthening of the functional currency of each sub-group against US dollars would have increased/(decreased) profit and loss by the amounts as shown below. This analysis assumes that all other variables remain constant.

HK$ millions	2007	2008
	Impact to profit and loss	Impact to profit and loss
US dollars	3,249	94

A 10% weakening of the functional currency of each sub-group against US dollars at December 31 would have had the equal but opposite effect on these currencies to the amounts shown above, on the basis that all other variables remain constant. There is no foreign currency translation risk that would affect equity directly.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(ii)	Interest rate exposure

The Group’s main interest risk exposures relate to its borrowings. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, we use interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

As at December 31, 2008, the carrying amount of the Group’s financial assets and liabilities where their cash flows are subject to interest rate exposure are as follows:

HK$ millions	2007	2008
Borrowings at floating rates	(10,445)	(10,978)
Cash at banks and short-term bank deposits	36,607	2,520
Deposits classified in non-current assets	469	14
Interest bearing loans from minority shareholders	(152)	(159)
Other derivatives	18	(4)
Other receivables	—	75

	26,497	(8,532)

The interest rate profile of the Group’s borrowings is disclosed in Note 27. The cash deposits placed with banks generate interest at the prevailing market interest rates.

At the balance sheet dates, if interest rates had been 100 basis points lower, with all other variables held constant, pre-tax profit for 2008 and 2007 would have increased by HK$71 million and decreased by HK$281 million respectively, mainly as a result of lower interest expenses on floating rate borrowings and interest income from cash and deposits; there would be no direct impact on equity as the Group did not have financial instruments which qualify for hedge accounting and as such all movement of interest expense and income as a result of interest rates changes would be charged to the income statement.

The sensitivity analysis above has been determined assuming that the change in interest rates had occurred at the balance sheet date and had been applied to the exposure to interest rate risk for both derivative and non-derivative financial instruments in existence at that date. The 100 basis point movement represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis was performed on the same basis for 2007.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk

Credit risk is managed on a group basis. The Group’s credit risk arises from counter party risk in respect of derivative financial instruments as well as credit exposures to trade and other receivables. Management has policies in place and exposures to these credit risks are monitored on an ongoing basis.

For counter party and investment risks in respect of our surplus funds, we manage these risks by placing deposits with credit worthy financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s or investing in marketable securities such as US Treasuries or Commercial Papers/Certificates of Deposits issued by credit-worthy counter-parties with similar credit rating as above. Any deviations from this policy are to be approved by the Board. As at December 31, 2008, all surplus funds are placed with financial institutions attaining a minimum credit rating of AA-/Aa3 as rated by Standard & Poor’s or Moody’s.

The average credit period granted by the Group to customers ranges from 30 to 45 days. The utilization of credit limits is regularly monitored. Debtors who have overdue accounts are requested to settle all outstanding balances before any further credit is granted. Sales of telecommunications products and services to customers are primarily made in cash or through major credit cards. The Group also has sales of handsets in installments (mostly 36 monthly payments through major credit cards). There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers, internationally dispersed. The Group does not have a significant exposure to any individual debtors.

The Group considers its maximum exposure to credit risk at the reporting dates is the carrying value of each class of financial assets as follows:

HK$ millions	2007	2008
Cash at banks and short-term bank deposits	36,607	2,520
Trade and other receivables (Note 17)	4,702	5,072
Derivative financial assets (Note 18(a))	25	48
Other receivable classified as other non-current assets	1,651	1,149

	42,985	8,789

(iv)	Liquidity risk

Prudent liquidity risk management, including maintaining sufficient cash, the availability of funding from an adequate amount of committed credit facilities to fund working capital, debt service, dividend payments, new investments and the ability to close out market positions, is adopted. Due to the dynamic nature of the underlying businesses, the Group maintains significant flexibility in funding to respond to opportunities and events by ensuring committed credit lines are available.

As at December 31, 2008, the Group had net current liabilities of HK$7,675 million, primarily as a result of the special dividend paid during December 2008 together with the consumption of cash in excess of the amounts generated from operations (2007 – net current assets of HK$28,638 million). The Group’s future funding requirements will be met by facilities as set out in Note 2(a).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The following table details the contractual maturities at the balance sheet date of the Group’s financial liabilities and net-settled derivative financial liabilities, which are based on contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at December 31, 2007	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Borrowings (Note 27)	11,020	11,020	—	(11,020)	(5,083)	(2,858)	(3,079)	—
Currency swap (Note 18(b))	22	22	—	(22)	(9)	(9)	(4)	—
Forward foreign exchange contracts	60	60	—	(62)	(62)	—	—	—
Trade payables (Note 26(a))	1,752	1,752	—	(1,752)	(1,752)	—	—	—
Other payables	5,759	2,188	3,571	(2,188)	(1,864)	(324)	—	—
License fees liabilities (Note 28(a))	2,866	2,866	—	(4,499)	(607)	(409)	(1,572)	(1,911)

	21,479	17,908	3,571	(19,543)	(9,377)	(3,600)	(4,655)	(1,911)

As at December 31, 2008	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Borrowings (Note 27)	11,000	11,000	—	(11,001)	(7,653)	(1,497)	(1,851)	—
Currency swap (Note 18(b))	12	12	—	(12)	(8)	(4)	—	—
Other derivatives (Note 18(b))	13	13	—	(13)	(13)	—	—	—
Trade payables (Note 26(a))	1,964	1,964	—	(1,964)	(1,964)	—	—	—
Other payables	5,990	2,076	3,914	(2,076)	(2,076)	—	—	—
License fees liabilities (Note 28(a))	2,354	2,354	—	(3,586)	(389)	(450)	(1,539)	(1,208)

	21,333	17,419	3,914	(18,652)	(12,103)	(1,951)	(3,390)	(1,208)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The following table details the contractual maturities at the balance sheet date of the Group’s derivative financial liabilities that will be settled on a gross basis. The amounts disclosed in the table are based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at December 31, 2007	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Forward foreign exchange contracts – not qualified for hedges	37	37	—
- Inflow				608	608	—	—	—
- Outflow				(631)	(631)	—	—	—

	37	37	—	(23)	(23)	—	—	—

As at December 31, 2008	Carrying amount	Contractual liabilities	Non-contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Forward foreign exchange contracts – not qualified for hedges	2	2	—
- Inflow				195	195	—	—	—
- Outflow				(197)	(197)	—	—	—

	2	2	—	(2)	(2)	—	—	—

(b)	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Group’s overall strategy remains unchanged from 2007.

The Group defines capital as total equity attributable to equity holders of the Company, comprising share capital and reserves, as shown in the consolidated balance sheet. The Group actively and regularly reviews and manages its capital structure to ensure capital and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, projected operating cash flows and projected capital expenditures.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(c)	Fair value estimation

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swaps is determined using the prevailing market rates at the balance sheet date. The fair value of non-current assets held for sale is determined by using valuation techniques as performed by an independent valuation (Note 19). As a result of non-availability of market-based evidence, the fair value of tower sites sold and assets leased-back in the sale and operating leaseback transaction (Note 10(b)) is determined respectively by replacement cost approach and income approach by discounting the cash flows to be generated from the contractual lease payments over the lease period.

The carrying amounts of cash and cash equivalents, and trade and other receivables and payables are assumed to approximate to their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

5.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover for both continuing and discontinued operations is as follows:

HK$ millions	2006	2007	2008
Continuing operations
Mobile telecommunications services	13,870	15,973	18,902
Mobile telecommunications products	1,396	1,965	2,080
Fixed-line telecommunications services	2,406	2,436	2,708
Other non-telecommunications businesses	251	27	35

	17,923	20,401	23,725
Discontinued operations
Mobile telecommunications services	15,455	6,989	—

	33,378	27,390	23,725

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Segment Information

Segment information is provided on the basis of primary geographical regions which is the basis on which the Group manages its world-wide interests. The Hong Kong and Macau region is further sub-divided into mobile telecommunications and fixed-line telecommunications business segments. Management of the Group measures the performance of its segments based on operating profit. The segment analysis is provided for the Group’s continuing operations (see Note 13 for information on discontinued operations). The segment information on turnover and operating profit/(loss), total assets and total liabilities agreed to the aggregate information in the consolidated financial statements. As such, no reconciliation between the segment information and the aggregate information in the consolidated financial statements is presented.

	As at and for the year ended December 31, 2006
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -India
HK$ millions	Mobile	Fixed-line	Subtotal
Turnover	4,199	2,406	6,605	9,796	1,017	—	505	17,923	15,455
Operating costs	(2,850)	(1,532)	(4,382)	(6,617)	(960)	(123)	(664)	(12,746)	(10,555)
Depreciation and amortization	(1,102)	(615)	(1,717)	(1,471)	(558)	(1)	(57)	(3,804)	(1,272)
Profit on disposal of investments and others, net	—	—	—	44	—	—	—	44	—

Operating profit/(loss)	247	259	506	1,752	(501)	(124)	(216)	1,417	3,628

Other non-cash items included in income statement:

Share-based payments	(20)	(19)	(39)	(39)	—	—	(38)	(116)	—

Total assets	7,986	10,794	18,780	12,795	5,072	3,688	1,211	41,546	38,172

Total liabilities	(7,291)	(6,161)	(13,452)	(6,885)	(10,562)	(1,931)	(366)	(33,196)	(24,105)

Capital expenditures incurred during the year	737	498	1,235	849	112	1,513	221	3,930	7,025

*	“Others” segment as at and for the year ended December 31, 2006 comprised Vietnam, Sri Lanka, Ghana, Corporate as well as the Group’s non-telecommunications business in Hong Kong, the People’s Republic of China, Malaysia and Singapore up to the date of disposal in July 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Segment Information (continued)

HK$ millions	As at and for the year ended December 31, 2007
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Continuing operations Total	Discontinued operations -India
	Mobile	Fixed-line	Subtotal
Turnover	4,775	2,436	7,211	11,650	973	117	450	20,401	6,989
Operating costs	(3,203)	(1,532)	(4,735)	(7,885)	(987)	(592)	(949)	(15,148)	(4,676)
Depreciation and amortization	(1,125)	(662)	(1,787)	(1,576)	(594)	(151)	(118)	(4,226)	(187)
Profit on disposal of investments and others, net	—	—	—	8	—	—	—	8	—
Impairment charge#	—	—	—	—	(3,854)	—	—	(3,854)	—

Operating profit/(loss)	447	242	689	2,197	(4,462)	(626)	(617)	(2,819)	2,126

Other non-cash items included in income statement:

Share-based payments	(20)	(32)	(52)	(33)	—	—	(138)	(223)	(151)

Total assets	7,914	10,678	18,592	13,766	787	5,858	37,420	76,423	—

Total liabilities	(6,919)	(1,179)	(8,098)	(7,026)	(1,874)	(3,871)	(1,418)	(22,287)	—

Capital expenditures incurred during the year	1,042	498	1,540	986	41	1,873	996	5,436	3,378

*	“Others” segment as at and for the year ended December 31, 2007 comprised Vietnam, Sri Lanka, Ghana and Corporate.
#	The impairment charge is a non-cash expense.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Segment Information (continued)

HK$ millions	As at and for the year ended December 31, 2008
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Total
	Mobile	Fixed-line	Subtotal
Turnover	5,376	2,693	8,069	13,813	1,192	315	336	23,725
Operating costs	(3,619)	(1,708)	(5,327)	(8,918)	(1,111)	(1,318)	(913)	(17,587)
Depreciation and amortization	(1,325)	(653)	(1,978)	(1,918)	(1)	(339)	(295)	(4,531)
Profit on disposal of investments and others, net	—	—	—	3	—	2,152	298	2,453

Operating profit/(loss)	432	332	764	2,980	80	810	(574)	4,060

Other non-cash items included in income statement:
Share-based payments	(8)	(7)	(15)	(20)	—	—	(53)	(88)

Total assets	7,907	10,670	18,577	13,856	679	5,825	4,838	43,775

Total liabilities	(7,628)	(1,384)	(9,012)	(7,413)	(1,787)	(2,721)	(1,113)	(22,046)

Capital expenditures incurred during the year	1,399	535	1,934	1,191	34	1,544	445	5,148

*	“Others” segment as at and for the year ended December 31, 2008 comprised Vietnam, Sri Lanka, Corporate and Ghana up to the date of disposal on July 11, 2008.

7.	Staff Costs

HK$ millions	2006	2007	2008
Wages and salaries	1,703	1,960	2,245
Termination benefits	50	76	139
Pension costs
- defined benefit plans (Note 34(a))	12	21	21
- defined contribution plans	16	15	18
Share-based payments
- equity-settled	116	223	88

	1,897	2,295	2,511

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Staff Costs (continued)

(a)	Directors’ emoluments

HK$ millions	Year ended December 31, 2006
	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share- based payments	Total
Name of Director
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

HK$ millions	Year ended December 31, 2007
	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share- based payments	Total
Name of Director
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS (Note (i))	0.04	—	—	—	—	0.04
Aldo MAREUSE	0.27	—	—	—	—	0.27
Michael John O’CONNOR (Note (ii))	0.23	—	—	—	—	0.23
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.32	25.37	0.94	54.68	91.88

Notes:

(i)	Mr Naguib Sawiris resigned as Director of the Company on February 28, 2007.
(ii)	Mr Michael John O’Connor was appointed as Director of the Company on February 28, 2007.

HK$ millions	Year ended December 31, 2008
	Fees	Basic salaries, allowances and benefits-in-kind	Bonuses	Provident fund contributions	Share- based payments	Total
Name of Director
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	26.05
Christopher John FOLL (Note (i))	0.10	0.98	0.60	0.07	0.13	1.88
Tim Lincoln PENNINGTON (Note (ii))	0.17	2.31	2.17	0.46	3.93	9.04
Frank John SIXT	0.27	—	—	—	—	0.27
CHAN Ting Yu (Note (iii))	0.27	2.99	3.07	0.21	3.89	10.43
CHOW WOO Mo Fong, Susan (Note (iii))	0.27	—	—	—	—	0.27
WONG King Fai, Peter (Note (iii))	0.27	3.28	6.76	0.24	3.11	13.66
Aldo MAREUSE (Note (iv))	—	—	—	—	—	—
Michael John O’CONNOR (Note (iv))	—	—	—	—	—	—
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.84	13.54	23.49	1.28	21.67	63.82

Notes:

(i)	Mr Christopher John Foll was appointed as Director of the Company on August 20, 2008.
(ii)	Mr Tim Lincoln Pennington resigned as Director of the Company on August 20, 2008.
(iii)	Mr Chan Ting Yu, Mrs Chow Woo Mo Fong, Susan and Mr Wong King Fai, Peter were appointed as Directors of the Company on January 3, 2008.
(iv)	Mr Michael John O’Connor and Mr Aldo Mareuse resigned as Directors of the Company on January 3, 2008.

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended December 31, 2006, 2007 and 2008.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Staff Costs (continued)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest are as follows:

HK$ millions	2006	2007	2008
Directors of the Company	2	2	4
Non-directors of the Company	3	3	1

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:

HK$ millions	2006	2007	2008
Basic salaries, allowances and benefits-in-kind	9	9	3
Bonuses	14	21	8
Provident fund contributions	1	1	1
Share-based payments	11	33	2

	35	64	14

The emoluments of the above mentioned individuals, with the highest emoluments fall within the following bands:

	2006	2007	2008
	Number of individual	Number of individual	Number of Individual
HK$10,500,001 — HK$11,000,000	2	—	—
HK$12,500,001 — HK$13,000,000	1	—	—
HK$14,000,001 — HK$14,500,000	—	—	1
HK$15,500,001 — HK$16,000,000	—	1	—
HK$21,500,001 — HK$22,000,000	—	1	—
HK$25,500,001 — HK$26,000,000	—	1	—

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended December 31, 2006, 2007 and 2008.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Other Operating Expenses

HK$ millions	2006	2007	2008
Cost of services provided	5,706	6,668	7,673
General administrative and distribution costs	1,435	1,711	1,996
Loss on disposal of fixed assets	27	26	23
Impairment loss on stocks and non-current assets	—	—	17
Write-off of customer acquisition and retention costs	26	44	11
Operating leases in respect of
- buildings	793	851	1,053
- hire of plant and machinery	440	541	909
Auditor’s remuneration	65	67	54
Provision for impairment of trade receivables	113	255	261
Exchange losses/(gains)	16	(84)	146
Others	64	103	148

	8,685	10,182	12,291

9.	Impairment Charge for Thailand Segment

During the year ended December 31, 2007, the Group recognized an impairment charge of HK$3,854 million, in connection with the Group’s investments in its mobile telecommunications business in Thailand. The charge was made based on the results of the impairment test for the Thailand segment as a CGU using the value-in-use model in accordance with IAS 36. The Group’s operation in Thailand continued to suffer losses in 2007, but due to further intensification in price competition, together with high levels of penetration, regulations on interconnection and an uncertain political environment, the business environment had severely deteriorated during 2007. The cash flow forecasts for the Thailand segment also indicated that the carrying values of certain non-current assets were not expected to be recoverable from the future operating cash flows of the current business. The Group therefore recognized an impairment charge in respect of network equipment, telecommunications licenses and certain non-current assets for the Thailand segment for the year ended December 31, 2007.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Profit on Disposal of Investments and Others, Net

HK$ millions	Note	2006	2007	2008
Net profit on partial disposal of subsidiaries	(a)	(1)	8	3
Profit on disposal of base station tower sites	(b)	—	—	1,421
Profit on disposal of Ghana operations	(c)	—	—	298
Other income, net	(d)	—	—	731
Negative goodwill on acquisition of transmission business	(e)	45	—	—

		44	8	2,453

(a)	Net profit on partial disposal of subsidiaries

During the year ended December 31, 2008, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$3 million (2007 – gain of HK$8 million; 2006 – loss of HK$1 million) following the exercise of the share options held by the option holders of Partner Communications.

(b)	Profit on disposal of base station tower sites

On March 18, 2008, PT. Hutchison CP Telecommunications (“HCPT”), a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on March 18, 2008. During the year ended December 31, 2008, the sale of two tranches comprising 2,248 sites was completed whereby the Group recognized a gain of US$182.2 million (HK$1,421 million) from the sale.

Concurrent with completion of the first tranche, HCPT and Protelindo have entered into a Master Lease Agreement pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the options to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease. The leaseback has been accounted for as an operating lease and the Group recognized an operating lease expense of HK$128 million during the year ended December 31, 2008.

(c)	Profit on disposal of Ghana operations

On January 17, 2008, Hutchison Telecommunications International (Cayman) Holdings Limited, a wholly-owned subsidiary of the Company, entered into an agreement to sell the indirect interests in the Ghana operations for cash consideration of HK$583.5 million. The transaction was completed on July 11, 2008 and the Group has realized a gain of HK$298 million.

(d)	Other income, net

During the year ended December 31, 2008, a subsidiary of the Company operating in Indonesia was provided with credit vouchers in compensation upon the waiver of certain contractual obligations of a key network supplier. The net amount of US$93.7 million (approximately HK$731 million) was included in the income statement for the year ended December 31, 2008 of which US$29.9 million (approximately HK$233 million) and US$17.5 million (approximately HK$136.5 million) remained in amounts receivable in current and non-current assets, respectively, in the balance sheet as at December 31, 2008.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Profit on Disposal of Investments and Others, Net (continued)

(e)	Negative goodwill on acquisition of transmission business

In July 2006, Partner Communications completed the acquisition of the transmission business of Med-1 I.C.1 (1999) Ltd and recorded negative goodwill of HK$45 million.

11.	Interest and Other Finance Costs, Net

HK$ millions	2006	2007	2008
Interest income	66	1,619	1,074

Interest and other finance costs
Bank loans and overdrafts	1,045	681	159
Other loans repayable within 5 years	31	61	79
Other loans not wholly repayable within 5 years	18	1	—
Obligations under finance leases	1	1	7
Notes and debentures repayable within 5 years	—	273	374
Notes and debentures not repayable within 5 years	139	—	—
Notional non-cash interest accretion (Note)	277	343	386
Guarantee and other finance fees	163	58	62
Net exchange (gain)/loss on borrowings	(203)	(555)	285

	1,471	863	1,352
Less: Interest capitalized	(129)	(113)	(4)

	1,342	750	1,348
Fair value loss/(gain) on derivative instruments:
Currency swap and forward contracts	265	620	22
Other derivatives	45	(35)	(40)

	1,652	1,335	1,330

Interest and other finance costs, net	1,586	(284)	256

Capitalization rate applied to funds borrowed for the funding of assets	4.84% -7.49%	4.71% -7.36%	3.80% -6.98%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognized in the balance sheet such as license fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Taxation

HK$ millions	For the year ended December 31
	2006			2007			2008
	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
Hong Kong	(2)	—	(2)	(4)	23	19	(7)	65	58
Outside Hong Kong	611	44	655	694	(522)	172	1,032	(216)	816

	609	44	653	690	(499)	191	1,025	(151)	874

Hong Kong profits tax has been provided for at the rate of 16.5% (2007 - 17.5%, 2006 - 17.5%) on the estimated assessable profits less available tax losses. In 2008, the Government of the Hong Kong Special Administrative Region enacted a change in the profits tax rate from 17.5% to 16.5% for the fiscal year 2008/2009. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The differences between the Group’s expected tax charge/(credit) at respective applicable tax rates and the Group’s tax charge for the years were as follows:

HK$ millions	2006	2007	2008
Tax calculated at the domestic rates applicable to profits in the country concerned	91	(1,075)	802
Income not subject to taxation	(42)	(23)	(132)
Expenses not deductible for taxation purposes	40	277	32
Temporary differences not recognized	—	356	(227)
Recognition of previously unrecognized tax losses	—	—	(32)
Over provision in prior years	(16)	(68)	(2)
Tax losses not recognized	580	724	335
Withholding tax	—	—	78
Effect of change in tax rate	—	—	20

Total taxation charge	653	191	874

The change in average applicable tax rate is caused by a change in the profits tax rate in Hong Kong and a change in the profitability of the Group’s subsidiaries in the respective countries.

13.	Profit from Discontinued Operations

On February 11, 2007, the Company entered into an agreement to sell its entire interests in CGP Investments (Holdings) Limited (“CGP”), a company which held through various subsidiaries, the direct and indirect equity and loan interests in Hutchison Essar Limited (now known as Vodafone Essar Limited) and its subsidiaries to Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, for a cash consideration of approximately US$11.1 billion (approximately HK$86.6 billion) (the “Transaction”). Accordingly, the results pertaining to the Indian mobile telecommunications were presented as discontinued operations in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The presentation of comparative information for the year ended December 31, 2006 conformed with the requirements of IFRS 5. On May 8, 2007, the Company completed the Transaction and recognized a disposal gain of approximately HK$69,343 million. Profit pertaining to the Indian mobile telecommunications operations for the period ended May 8, 2007 was HK$1,159 million and as a result, profit from discontinued operations of HK$70,502 million was recorded for the year ended December 31, 2007. Note 6 sets out details of the operating results of the discontinued operations up to the date of disposal.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Profit from Discontinued Operations (continued)

An analysis of the result of the discontinued operations, and the profit on disposal of discontinued operations, is as follows:

	Year ended December 31, 2006	Period ended May 8, 2007
HK$ millions
Turnover	15,455	6,989
Cost of inventories sold	(141)	(60)
Staff costs	(769)	(455)
Depreciation and amortization	(1,272)	(187)
Other operating expenses	(9,645)	(4,161)

Operating profit	3,628	2,126
Interest income	55	19
Interest and other finance costs, net	(1,111)	(625)

Profit before taxation	2,572	1,520
Taxation	(173)	(361)

Profit of discontinued operations	2,399	1,159
Profit on disposal of discontinued operations	—	69,343

Profit from discontinued operations	2,399	70,502

Attributable to:
Equity holders of the Company	1,392	70,031
Minority interest	1,007	471

	2,399	70,502

14.	Dividends

(a)	During the year ended December 31, 2008, the Company declared and paid a special cash dividend of HK$7 per share, or approximately HK$33,700 million in aggregate.

(b)	On March 4, 2009, the Board of Directors of the Company approved the payment of an interim dividend to be satisfied by way of a distribution in specie (the “Distribution”) of the entire share capital of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), an indirect wholly-owned subsidiary of the Company, conditional on (i) the SEHK approving the proposed spin-off of HTHKH by the Company and HWL; and (ii) the SEHK granting approval for the listing of the entire share capital of HTHKH on the Main Board of the SEHK. HTHKH and its subsidiaries operate the Company’s mobile telecommunications business in Hong Kong and Macau and fixed-line telecommunications business in Hong Kong. The distribution amount is equivalent to the net asset value of HTHKH at the date of dividend distribution. The net asset value of HTHKH was approximately HK$10,061 million as at December 31, 2008. This conditional interim dividend in specie was approved after the balance sheet date and has not been recognized as a liability at the balance sheet date. The Distribution was completed on May 7, 2009 and the shares of HTHKH were listed on the Main Board of the SEHK on May 8, 2009. HTHKH ceased to be a subsidiary of the Group and thereby the results of HTHKH up to May 7, 2009 will be presented as “discontinued operations” in the subsequent consolidated financial statements in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

(c)	During the year ended December 31, 2007, the Company declared and paid a special cash dividend (the “Transaction Special Dividend”) of HK$6.75 per share, or approximately HK$32,234 million in aggregate. The Transaction Special Dividend was paid out of the proceeds from the disposal of CGP (Note 13).

(d)	The Company did not declare any dividend for the year ended December 31, 2006.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Earnings/(Loss) per Share

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2006	2007	2008
Weighted average number of shares in issue	4,754,324,568	4,775,095,834	4,794,472,939

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)	1,883

Basic (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.25)	(0.66)	0.39

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031	—

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884	1,883

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01	0.39

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Earnings/(Loss) per Share (continued)

Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options that have been granted under the Company’s share option scheme to reflect the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

Partner Communications is the only subsidiary of the Company which has employee stock option plans. The dilutive impact on earnings per share arising from the employee stock options of Partner Communications outstanding as at December 31, 2008 is insignificant (2007 – N/A, 2006 – N/A).

	2006	2007	2008
Weighted average number of shares in issue	4,754,324,568	4,775,095,834	4,794,472,939
Adjustment for share options (Note)	N/A	N/A	16,586,871

Weighted average number of shares for the purpose of diluted earnings per share	4,754,324,568	4,775,095,834	4,811,059,810

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)	1,883
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	N/A	(8)

(Loss)/Profit from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(1,191)	(3,147)	1,875

Diluted (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.25)	(0.66)	0.39

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031	—

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884	1,883
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	N/A	(8)

Profit attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	201	66,884	1,875

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01	0.39

Note:	The Group has incurred a loss from continuing operations for the years ended December 31, 2006 and 2007, the conversion of all potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of share was not adjusted to compute the diluted earnings per share.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Cash and Cash Equivalents

HK$ millions	2007	2008
Cash at bank and on hand	1,211	509
Short-term bank deposits	35,400	2,016

	36,611	2,525

The carrying value of cash and cash equivalents approximates to their fair value.

17.	Trade and Other Receivables

HK$ millions	Note	2007	2008
Trade receivables		3,716	4,136
Less: Provision for impairment of trade receivables		(575)	(728)

Trade receivables, net of provision	(a)	3,141	3,408
Other receivables and prepayments	(b)	1,010	1,664
Held-to-maturity debt securities	(c)	551	—

		4,702	5,072

(a)	Trade receivables, net of provision

HK$ millions	2007	2008
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,506	1,969
31 - 60 days	655	615
61 - 90 days	151	187
Over 90 days	829	637

	3,141	3,408

The carrying value of trade receivables approximates to their fair value. There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

As of December 31, 2008, trade receivables of HK$858 million (2007 - HK$652 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

HK$ millions	2007	2008
The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 - 30 days	279	227
Past due 31 - 60 days	205	248
Past due 61 - 90 days	73	133
Past due over 90 days	95	250

	652	858

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Trade and Other Receivables (continued)

As of December 31, 2008, trade receivables of HK$728 million (2007 - HK$575 million) were impaired and provision for impairment has been fully provided for in the financial statements. The ageing of these trade receivables is as follows:

HK$ millions	2007	2008
The ageing analysis of trade receivables which are impaired is as follows:
Not due	38	30
Past due 0 - 30 days	14	22
Past due 31 - 60 days	56	82
Past due 61 - 90 days	25	33
Past due over 90 days	442	561

	575	728

Movement of provision for impairment of trade receivables is as follows:

HK$ millions	2007	2008
Beginning of year	909	575
Relating to subsidiaries disposed of	(284)	—
Increase in provision recognized in income statement – continuing operations	255	334
Increase in provision recognized in income statement – discontinued operations	62	—
Amounts recovered in respect of brought forward balance – continuing operations	(79)	(73)
Write-off during the year	(338)	(107)
Exchange translation differences	50	(1)

End of year	575	728

The creation and release of provision for impaired receivables have been included in other operating expenses in the income statement (Note 8). Amount charged to the provision account is generally written off when there is no expectation of recovering additional cash.

(b)	Other receivables and prepayments

Other receivables and prepayments comprise inter alia utilities and sundry deposits, prepaid expenses and prepayments to suppliers. The carrying value of other receivables approximates to their fair value. The other receivables and prepayments do not contain impaired assets. The maximum exposure to credit risk is the fair value of each class of financial assets mentioned above. The Group does not hold any collateral as security.

(c)	Held-to-maturity debt securities

The held-to-maturity debt securities as at December 31, 2007 represented investment in corporate and other bonds which were restricted to be used for repayment of the amounts due under the defeased finance lease arrangement. The security was retired during 2008 when the defeased finance lease arrangement was repaid.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

HK$ millions	2007	2008
Not qualified for hedge
Forward foreign exchange contracts	7	39
Other derivatives	18	9

	25	48

(b)	Derivative financial liabilities

HK$ millions	2007	2008
Not qualified for hedge
Currency swap	22	12
Forward foreign exchange contracts	97	2
Other derivatives	—	13

	119	27

As at December 31, 2008, the Group had outstanding currency swap and forward foreign exchange contracts with a notional amount of US$108 million and Euro 6 million (2007 – US$1,200 million).

Included in the above, as at December 31, 2007, the Group had currency swap and forward foreign exchange contract arrangements with banks to swap US dollars borrowings of US$12 million or HK$97 million and US dollars loans to subsidiaries of US$1,095 million or HK$8,539 million into Thai Baht borrowings to match currency exposures of the underlying business. On January 1, 2008, certain forward foreign exchange contracts with a notional amount of US$1,095 million were designated as cash flow hedges of the foreign exchange risk in the Group’s Thailand operations arising from its US dollar intercompany loans from the Group and were subsequently closed out during the year ended December 31, 2008. As at December 31, 2008, the Group had outstanding currency swaps with a notional amount of US$8 million to swap US dollars borrowings of US$8 million or HK$59 million into Thai Baht borrowings.

In addition, the Group has entered into derivative transactions, which were classified as other derivatives, in order to protect itself against increases in the Israeli Consumer Price Index (“CPI”) in respect of CPI-linked notes issued by a subsidiary in Israel. The notional amount of the outstanding other derivatives at as December 31, 2008 was NIS 800 million (2007 – NIS 1,000 million).

The derivative financial assets and liabilities mentioned above are classified as financial assets and liabilities at fair value through profit or loss. Accordingly, the fair value of each class of derivative financial assets and liabilities mentioned above is the same as the carrying cost presented above.

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the balance sheet.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Assets Held for Sale

Assets held for sale comprised the following:

HK$ millions	2008
Assets held for sale
Fixed assets	174

During the year ended December 31, 2008, the Group’s Vietnam operations received approval from The People’s Committee of Hanoi City to switch its operating spectrum from CDMA to GSM. While some equipment with modifications can be used in the new network, due to the difference in technology, certain equipment could not be re-used and therefore would not be used for the entire useful life that had initially been estimated. As such, a review of the useful life of such CDMA equipment was conducted and acceleration of depreciation was recorded. These assets were classified as held for sale in June 2008 and stated at the lower of cost and fair value less cost to sell up to December 31, 2008.

In August 2008, the Group has entered into agreements to sell these assets. The consideration is in the form of US$12.8 million cash receivable and credit notes receivable to be used as credit towards future purchases of GSM equipment. As a result of the above, accelerated depreciation expense of US$19.5 million (equivalent to HK$152 million) was recorded during the year ended December 31, 2008 (Note 20) for the CDMA equipment. As at December 31, 2008, the fair value of the CDMA equipment pending for removal in 2009 was US$22.3 million (equivalent to HK$174 million), which has been classified as non-current assets held for sale.

20.	Fixed Assets

The movement of fixed assets for the year ended December 31, 2007 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
As at January 1, 2007	230	43,539	2,750	7,050	53,569
Additions – continuing operations	—	3,444	831	479	4,754
Additions – discontinued operations	—	—	3,330	—	3,330
Disposals	(11)	(103)	(1)	(43)	(158)
Relating to subsidiaries disposed of (Note 31(c))	(157)	(20,130)	(2,390)	(1,655)	(24,332)
Transfer between categories	10	3,569	(4,168)	589	—
Exchange translation differences	13	2,292	338	348	2,991

As at December 31, 2007	85	32,611	690	6,768	40,154

Accumulated depreciation and impairment losses
As at January 1, 2007	53	16,753	—	4,801	21,607
Charge for the year - continuing operations	3	2,011	—	784	2,798
Charge for the year - discontinued operations	1	131	—	29	161
Impairment loss for the year	—	2,681	—	211	2,892
Disposals	(4)	(58)	—	(38)	(100)
Relating to subsidiaries disposed of (Note 31(c))	(31)	(4,177)	—	(925)	(5,133)
Transfer between categories	—	2	—	(2)	—
Exchange translation differences	4	747	—	228	979

As at December 31, 2007	26	18,090	—	5,088	23,204

Net book value
As at December 31, 2007	59	14,521	690	1,680	16,950

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Fixed Assets (continued)

The movement of fixed assets for the year ended December 31, 2008 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
As at January 1, 2008	85	32,611	690	6,768	40,154
Additions	—	3,286	498	499	4,283
Disposals	—	(1,480)	(22)	(32)	(1,534)
Relating to subsidiaries disposed of (Note 31(c))	—	(142)	(3)	(50)	(195)
Transfer between categories	—	280	(331)	51	—
Transfer to other assets	—	(17)	—	—	(17)
Transfer to assets held for sale	—	(323)	(30)	—	(353)
Exchange translation differences	(1)	41	38	(30)	48

As at December 31, 2008	84	34,256	840	7,206	42,386

Accumulated depreciation and impairment losses
As at January 1, 2008	26	18,090	—	5,088	23,204
Charge for the year	2	2,298	—	623	2,923
Disposals	—	(636)	—	(31)	(667)
Relating to subsidiaries disposed of (Note 31(c))	—	(62)	—	(11)	(73)
Transfer between categories	—	45	—	(45)	—
Transfer to assets held for sale	—	(179)	—	—	(179)
Exchange translation differences	(1)	(14)	—	(23)	(38)

As at December 31, 2008	27	19,542	—	5,601	25,170

Net book value
As at December 31, 2008	57	14,714	840	1,605	17,216

During the year ended December 31, 2008, the Group recognized total additional depreciation of HK$329 million that comprised accelerated depreciation for CDMA equipment not convertible to GSM and their related capitalized expenses of HK$152 million and HK$15 million respectively (Note 19); and an amount of HK$162 million resulting from replacement of existing 3G network equipment with a third party vendor over a period of three years by Partner Communications.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Fixed Assets (continued)

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

HK$ millions	2007	2008
Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	50	48

Outside Hong Kong
Freehold	8	8

	59	57

The fixed assets of the Group held under finance lease arrangements are as follows:

HK$ millions	2007	2008
(a) Telecommunications and network equipment held under defeased finance leases
Cost	3,222	—
Accumulated depreciation and impairment losses	(2,891)	—

Net book value	331	—

Depreciation during the year	126	126

Impairment loss during the year	—	—

(b) Other assets held under finance leases
Cost	45	48
Accumulated depreciation and impairment losses	(16)	(26)

Net book value	29	22

Depreciation during the year	9	10

Impairment loss during the year	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Goodwill

HK$ millions	2007	2008
Gross carrying amount and net book value at beginning of year	19,571	6,070
Relating to additional equity interests in subsidiaries acquired	—	983
Relating to subsidiaries partially disposed of	(17)	(4)
Relating to subsidiaries disposed of (Note 31(c))	(14,835)	(79)
Exchange translation differences	1,351	(155)

Gross carrying amount and net book value at end of year	6,070	6,815

Accumulated impairment losses at beginning and end of year	—	—

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

HK$ millions	2007	2008
Hong Kong and Macau
Mobile telecommunications	1,465	2,130
Fixed-line telecommunications	2,385	2,385

	3,850	4,515
Israel	988	1,305
Indonesia	980	826
Multiple units without significant goodwill	252	169

	6,070	6,815

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period to 2013.

Key assumptions used for value-in-use calculations are:

(i)	Budgeted earnings before interest, taxation, depreciation and amortization (“EBITDA”) has been based on past performance of the Group’s respective CGUs and its expectation for the market development. Management considers EBITDA a proxy for operating cash flow.

(ii)	A long-term growth rate into perpetuity was not used to extrapolate cash flows beyond the budget period. Instead, management used long-term average growth rate to determine the terminal value of the Group’s respective CGUs.

(iii)	The discount rate applied to cash flows of the Group’s respective CGUs ranged from 7.4% to 14.5% based on pre-tax discount rate and reflects the specific risks relating to the relevant segment. The discount rate is adjusted to reflect the risk profile equivalent to those that the Group expects to derive from the assets.

In accordance with the Group’s accounting policy on asset impairment (Note 2(n)), the carrying values of goodwill were tested for impairment as at December 31, 2008 and December 31, 2007. Note 3(a)(iii) contains information about the estimates, assumptions and judgments relating to goodwill impairment tests. The results of the tests undertaken as at December 31, 2008 and December 31, 2007 indicated no impairment charge was necessary.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Other Intangible Assets

HK$ millions	Telecom- munications licenses	Customer acquisition and retention costs	Brand name	Customer base	Total
As at January 1, 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortization	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

Year ended December 31, 2007
Opening net book value	6,832	366	674	2,888	10,760
Additions – continuing operations	80	602	—	—	682
Additions – discontinued operations	48	—	—	—	48
Write-off during the year	—	(44)	—	—	(44)
Relating to subsidiaries disposed of (Note 31(c))	(1,829)	—	—	(40)	(1,869)
Amortization for the year – continuing operations	(416)	(424)	(45)	(404)	(1,289)
Amortization for the year – discontinued operations	(17)	—	—	(7)	(24)
Impairment for the year	(947)	—	—	—	(947)
Exchange translation differences	289	—	40	172	501

Closing net book value	4,040	500	669	2,609	7,818

As at December 31, 2007
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortization	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

HK$ millions	Telecom- munications licenses	Customer acquisition and retention costs	Brand name	Customer base	Total
As at January 1, 2008
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortization	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

Year ended December 31, 2008
Opening net book value	4,040	500	669	2,609	7,818
Additions	—	865	—	—	865
Write-off during the year	—	(11)	—	—	(11)
Relating to subsidiaries disposed of (Note 31(c))	(62)	—	—	—	(62)
Amortization for the year	(377)	(597)	(52)	(463)	(1,489)
Exchange translation differences	(109)	—	27	121	39

Closing net book value	3,492	757	644	2,267	7,160

As at December 31, 2008
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortization	(4,131)	(978)	(182)	(1,618)	(6,909)

Net book value	3,492	757	644	2,267	7,160

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Other Non-current Assets

HK$ millions	Note	2007	2008
Prepaid capacity and maintenance	(a)	1,225	1,197
Other receivables and prepayments	(b)	1,657	2,647
Long-term deposits	(c)	452	—
Pension assets (Note 34(a))		20	—

		3,354	3,844

The maximum exposure to credit risk at the reporting date is the carrying value of each class of the non-current assets mentioned above. These non-current assets contain no impaired assets.

(a)	The movement of prepaid capacity and maintenance is as follows:

HK$ millions	2007	2008
Net book value at January 1	1,425	1,225
Additions	83	80
Amortization for the year – continuing operations	(126)	(108)
Amortization for the year – discontinued operations	(2)	—
Relating to subsidiary disposed of	(167)	—
Exchange translation differences	12	—

Net book value at December 31	1,225	1,197

(b)	Other receivables and prepayments are carried at amortized cost. The carrying value of other receivables approximates their fair value at the balance sheet date, which are based on cash flows discounted using a rate based on the borrowing rate of 2.70% to 8.65% per annum (2007 – 4.24% to 7.50% per annum).

(c)	As at December 31, 2007, the long-term deposits were pledged to a bank as collateral to certain performance bonds required by the Office of the Telecommunications Authority (“OFTA”) in Hong Kong under the terms of the mobile telecommunications license granted to a subsidiary. The deposits were released during 2008.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Interests in Jointly-controlled Entities

HK$ millions	2008
Investments	99
Share of undistributed post acquisition reserves	(11)

88

Particulars regarding the jointly-controlled entities are set forth on page F-74.

The Group’s share of assets and liabilities, results and capital commitments of the jointly-controlled entities are as below:

HK$ millions	2008
Non-current assets	9
Current assets	89
Current liabilities	(87)
Non-current liabilities	(22)

Net liabilities	(11)

Revenue	3
Expenses	(14)

Loss before and after taxation	(11)

Capital commitments	4

There are no contingent liabilities related to the Group’s interest in the jointly-controlled entities and no contingent liabilities of the jointly-controlled entities themselves.

25.	Deferred Taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

HK$ millions	2007	2008
Deferred tax assets	376	368
Deferred tax liabilities	(584)	(457)

Net deferred tax liabilities	(208)	(89)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.	Deferred Taxation (continued)

The gross movement of the deferred tax (liabilities)/assets is as follows:

HK$ millions	Accelerated depreciation allowance	Tax losses	Fair value adjustments arising from business combination	Other temporary differences	Total
As at January 1, 2007	(2,044)	2,775	(913)	104	(78)
Net credit / (charge) for the year – continuing operations (Note 12)	387	(13)	130	(5)	499
Net (charge) / credit for the year – discontinued operations	(341)	107	—	60	(174)
Relating to subsidiaries disposed of (Note 31(c))	791	(1,075)	—	(153)	(437)
Exchange translation differences	21	17	(54)	(2)	(18)

As at December 31, 2007	(1,186)	1,811	(837)	4	(208)

As at January 1, 2008	(1,186)	1,811	(837)	4	(208)
Net credit / (charge) for the year (Note 12)	89	(118)	138	42	151
Exchange translation differences	11	1	(38)	(6)	(32)

As at December 31, 2008	(1,086)	1,694	(737)	40	(89)

The potential deferred tax assets which have not been recognized in the financial statements are as follows:

HK$ millions	2007	2008
Arising from unused tax losses	3,274	2,994
Arising from depreciation allowances	440	272
Arising from other temporary differences	322	287

The utilization of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognized tax losses of HK$12,056 million (2007 - HK$12,444 million) carried forward, an amount of HK$4,145 million (2007 - HK$3,843 million) can be carried forward indefinitely. The remaining HK$7,911 million (2007 - HK$8,601 million) will expire in the following years:

HK$ millions	2007	2008
In the first year	1,448	1,271
In the second year	1,509	1,477
In the third year	1,419	1,765
In the fourth year	2,000	1,277
In the fifth to tenth years inclusive	2,225	2,121

	8,601	7,911

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Trade and other payables

HK$ millions	Note	2007	2008
Trade payables	(a)	1,752	1,964
Accrued expenses and other payables		4,236	4,224
Deferred revenue		349	345
Receipts in advance		927	1,066
Payables to related companies (Note 37(c))		61	43
Current portion of license fees liabilities (Note 28(a))		577	358

		7,902	8,000

(a) Trade payables

HK$ millions	2007	2008
The ageing analysis of trade payables is as follows:
Current	1,008	1,305
31-60 days	649	392
61-90 days	27	125
Over 90 days	68	142

	1,752	1,964

27.	Borrowings

HK$ millions	2007	2008
Current
Bank loans	4,515	5,594
Other loans	568	960
Notes and debentures	—	1,098

	5,083	7,652

Non-current
Bank loans	54	19
Other loans	1,814	10
Notes and debentures	4,069	3,319

	5,937	3,348

Total borrowings	11,020	11,000

The maturity of borrowings is as follows:

HK$ millions	2007	2008
Bank loans
Not later than 1 year	4,515	5,594
After 1 year, but within 2 years	35	19
After 2 years, but within 5 years	19	—
Other loans
Not later than 1 year	568	960
After 1 year, but within 2 years	1,814	5
After 2 years, but within 5 years	—	5
Notes and debentures
Not later than 1 year	—	1,098
After 1 year, but within 2 years	1,009	1,473
After 2 years, but within 5 years	3,060	1,846

Total borrowings	11,020	11,000

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (continued)

The Group’s borrowings as at December 31, 2007 and 2008 by segment, as well as information regarding maturities and interest expenses for the years ended December 31, 2007 and 2008 in respect of such debt are as follows:

HK$ millions	As at and for the year ended December 31, 2007
	Current portion	Non-current portion	Total borrowings	Interest expenses
Hong Kong and Macau
Mobile telecommunications	4,600	—	4,600	216
Fixed-line telecommunications	4	—	4	123
India	—	—	—	672
Israel	47	4,072	4,119	283
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Others	85	—	85	14

	5,083	5,937	11,020	1,689

HK$ millions	As at and for the year ended December 31, 2008
	Current portion	Non-current portion	Total borrowings	Interest expenses
Hong Kong and Macau
Mobile telecommunications	5,215	—	5,215	134
Fixed-line telecommunications	—	—	—	—
Israel	1,150	3,329	4,479	385
Thailand	339	19	358	18
Indonesia	948	—	948	79
Others	—	—	—	3

	7,652	3,348	11,000	619

Included in the other loans are obligations under finance leases repayable as follows:

HK$ millions	2007	2008
Finance lease obligations - minimum lease payments:
Not later than 1 year	564	13
After 1 year, but within 2 years	7	5
After 2 years, but within 5 years	—	5

	571	23
Future finance charges on finance lease obligations	—	(1)

Present value of finance lease obligations	571	22

The present value of finance lease obligations is as follows:
Not later than 1 year	564	12
After 1 year, but within 2 years	7	5
After 2 years, but within 5 years	—	5

	571	22

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (continued)

The Group’s outstanding borrowings are denominated in the following currencies:

HK$ millions	2007	2008
Hong Kong dollars	4,138	5,215
New Israeli Shekel	4,099	4,472
Thai Baht	309	301
US dollars	2,474	1,012

	11,020	11,000

The Group’s borrowings, including interest rates and maturities, are summarized as follows:

HK$ millions	Maturity date	2007	2008
Secured bank loans Variable, Nil (2007 - 5.09%) per annum	2008	4,049	—
Unsecured bank loans Variable, 2.70% to 4.27% (2007 - 4.24% to 5.85%) per annum	2008 – 2010	520	5,613
Other secured loans Finance lease obligations Variable, 5.89% (2007 - 6.45%) per annum	2008 2009	551 1,807	— 948
Other unsecured loans Finance lease obligations Fixed, Nil (2007 - 7.50%) per annum	2009 – 2011 2008	20 4	22 —
Notes and debentures Variable, 8.65% (2007 - 4.25%) per annum	2012	4,069	4,417

Total borrowings		11,020	11,000
Less: Total borrowings repayable within twelve months		(5,083)	(7,652)

Total non-current borrowings		5,937	3,348

The fair values of the Group’s total borrowings at December 31, 2008 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.70% to 8.65% (2007 - 4.25% to 7.50%).

The fair values of the Group’s total borrowings as at December 31, 2008 were approximately HK$11,005 million (2007 - HK$11,117 million).

As at December 31, 2008, total borrowings of HK$69 million (2007 - HK$182 million) were guaranteed by members of HWL group in respect of loans to the Group’s Thailand operations only. Under the terms of a credit support agreement between the Company and HWL group, the Company agreed to pay a guarantee fee charged at normal commercial rates. The Company has also provided a counter-indemnity in favour of HWL and its related companies in respect of such guarantees, for so long as there remains a guarantee liability. The total amount of fees paid to HWL group in 2008 in respect of these borrowings was HK$10 million (2007 - HK$54 million).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (continued)

As at December 31, 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at December 31, 2008, these fixed assets and current assets had a carrying value of HK$1,131 million (2007 – HK$4,971 million) and HK$14 million (2007 – HK$2,398 million) respectively. As at December 31, 2008, the Group had total current borrowings of HK$7,652 million (2007 – HK$5,083 million) and total non-current borrowings of HK$3,348 million (2007 – HK$5,937 million) respectively, HK$948 million (2007 – HK$4,600 million) of the Group’s current borrowings and none of (2007 – HK$1,807 million) the Group’s non-current borrowings as at December 31, 2008 were secured.

During 2007, the Group provided intercompany loans to the Group’s Thailand operations in US dollars totalling HK$9,327 million to fully repay six outstanding commercial loan facilities with international lenders. In December 2006, the Bank of Thailand imposed unremunerated reserve requirements on the conversion of foreign currency into Thai Baht, which were subsequently removed on March 3, 2008. This affected the Group’s ability to freely convert the US dollars proceeds to Thai Baht. To receive an exemption from the unremunerated reserve requirement imposed on conversion of foreign currency loan proceeds to Thai Baht, the Group entered into forward foreign exchange contracts with various banks in Thailand. As at December 31, 2007, the Group had US$1,095 million outstanding under these forward foreign exchange contracts where the Group had commitments to sell Thai Baht and buy US dollars at pre-agreed rates (Note 18). All of these outstanding forward foreign exchange contracts were closed out during 2008.

28.	Other Non-current Liabilities

HK$ millions	Note	2007	2008
Non-current license fees liabilities	(a)	2,289	1,996
Pension obligations (Note 34(a))		13	107
Employee retirement obligations		88	148
Accrued expenses and other payables		161	207

		2,551	2,458

(a) License fees liabilities

HK$ millions		2007	2008
License fees liabilities - minimal annual fees payments:
Not later than 1 year		607	389
After 1 year, but within 5 years		1,981	1,989
After 5 years		1,911	1,208

		4,499	3,586
Future finance charges on license fees liabilities		(1,633)	(1,232)

Present value of license fees liabilities		2,866	2,354

The present value of license fees liabilities is as follows:
Current portion of license fees liabilities (Note 26)		577	358

Non-current license fees liabilities:
After 1 year, but within 5 years		1,384	1,395
After 5 years		905	601

		2,289	1,996

Total license fees liabilities		2,866	2,354

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.	Share Capital

(a)	Authorized share capital of the Company

The authorized share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2007 - 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2007 - 1 million preference shares of US$0.01 each).

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid
		HK$ millions
Balance at January 1, 2007	4,765,972,542	1,191
Issued during the year (Note 35(a))	16,190,333	4

Balance at December 31, 2007	4,782,162,875	1,195

Balance at January 1, 2008	4,782,162,875	1,195
Issued during the year (Note 35(a))	32,183,333	9

Balance at December 31, 2008	4,814,346,208	1,204

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Reserves

HK$ millions	Share premium	Retained earnings / (Accumulated losses)	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
As at January 1, 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of the amendment to IAS 21	—	(9)	9	—	—	—

As at January 1, 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	64	1	—	65
Profit attributable to equity holders of the Company for the year	—	201	—	—	—	201
Transfer between reserves	—	(4)	—	4	—	—
Employee share option scheme – value of services provided	—	—	—	96	—	96
Issuance of ordinary shares arising from exercise of employee share options	154	—	—	(41)	—	113
Actuarial gains of defined benefit plans	—	11	—	—	—	11

As at December 31, 2006	21,341	(6,915)	(368)	177	1,233	15,468

As at January 1, 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	749	3	—	752
Profit attributable to equity holders of the Company for the year	—	66,884	—	—	—	66,884
Relating to subsidiaries disposed of (Note 31(c))	—	—	(1,115)	—	—	(1,115)
Dividend paid (Note 14)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme – value of services provided	—	—	—	207	—	207
Issuance of ordinary shares arising from exercise of employee share options	169	—	—	(78)	—	91
Actuarial gains of defined benefit plans	—	36	—	—	—	36

As at December 31, 2007	21,510	27,771	(734)	309	1,233	50,089

As at January 1, 2008	21,510	27,771	(734)	309	1,233	50,089
Currency translation differences	—	—	(362)	(51)	—	(413)
Cash flow hedges
- effective portion of changes in fair value	—	—	—	(28)	—	(28)
- transfer from equity to income statement	—	—	—	28	—	28
Profit attributable to equity holders of the Company for the year	—	1,883	—	—	—	1,883
Relating to subsidiaries disposed of (Note 31(c))	—	—	37	—	—	37
Relating to dilution of interest in a subsidiary	—	—	—	(11)	—	(11)
Dividend paid (Note 14)	—	(33,700)	—	—	—	(33,700)
Employee share option scheme – value of services provided	—	—	—	78	—	78
Issuance of ordinary shares arising from exercise of employee share options	303	—	—	(248)	—	55
Actuarial losses of defined benefit plans	—	(109)	—	—	—	(109)

As at December 31, 2008	21,813	(4,155)	(1,059)	77	1,233	17,909

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Notes to Consolidated Cash Flow Statement

(a)	Purchase of subsidiaries

HK$ millions	2006	2007	2008
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	906	—	—
Goodwill	4,681	—	—
Other intangible assets
- telecommunications license	264	—	—
- brand name and customer base	108	—	—
Stocks	3	—	—
Trade and other receivables	262	—	—
Borrowings (Note (d))	(3,238)	—	—
Trade and other payables	(1,020)	—	—

	1,966	—	—

Discharged by:
Cash payment	—	—	—
Less: Cash and cash equivalents acquired	(41)	—	—

Total net cash consideration	(41)	—	—
Prepayment for acquisition of subsidiaries	2,007	—	—

	1,966	—	—

(b)	Purchase of transmission business

HK$ millions	2006	2007	2008
Net assets acquired:
Fixed assets	137	—	—
Other intangible assets
- customer base	48	—	—
Deferred tax liabilities	(16)	—	—

	169	—	—

Discharged by:
Cash payment	124	—	—
Negative goodwill recognized directly in the consolidated income statement	45	—	—

	169	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Notes to Consolidated Cash Flow Statement (continued)

(c)	Disposal of subsidiaries

HK$ millions	2006	2007	2008
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 20)	47	19,199	122
Goodwill (Note 21)	—	14,835	79
Other intangible assets (Note 22)	—	1,869	62
Other non-current assets	—	471	—
Stocks	61	73	27
Deferred tax assets (Note 25)	3	1,228	—
Trade and other receivables	250	7,306	54
Borrowings (Note (d))	(63)	(18,547)	(4)
Trade and other payables	(273)	(18,214)	(115)
Cost, fees and expenses, accrued and paid	—	4,019	39
Taxation	(20)	(252)	—
Derivative financial liabilities	(3)	(92)	—
Other long-term liabilities	—	(353)	(21)
Deferred tax liabilities (Note 25)	—	(791)	—
Exchange reserve (Note 30)	—	(1,115)	37
Intercompany balance assigned to vendor	—	8,681	—
Minority interest (Note (d))	—	(4,475)	—

	2	13,842	280
Profit on disposal of subsidiaries	—	69,343	298

	2	83,185	578

Satisfied by:
Cash payment	105	84,663	583
Less: Cash and cash equivalents disposed of	(103)	(1,478)	(5)

	2	83,185	578

(d)	Analysis of changes in financing during the year

HK$ millions	Borrowings	Minority interest	Total
As at January 1, 2006	26,692	3,652	30,344
New loans	33,605	—	33,605
Repayment of loans	(25,532)	(188)	(25,720)
Net cash generated from/(used in) financing activities	8,073	(188)	7,885
Minority interest in profit	—	1,375	1,375
Exchange translation differences	1,396	256	1,652
Relating to subsidiaries acquired (Note (a))	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	67	67
Equity contribution from minority shareholders	—	1,368	1,368
Dividend paid to minority shareholders	—	(266)	(266)
Share of other reserves	—	17	17
Actuarial gains of defined benefit plans	—	1	1
Amortization of loan facility fees	81	—	81

As at December 31, 2006	39,417	5,758	45,175

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Notes to Consolidated Cash Flow Statement (continued)

(d)	Analysis of changes in financing during the year (continued)

HK$ millions	Borrowings	Minority interest	Total
As at January 1, 2007	39,417	5,758	45,175
New loans	7,847	608	8,455
Repayment of loans	(20,184)	—	(20,184)
Net cash (used in)/generated from financing activities	(12,337)	608	(11,729)
Minority interest in profit	—	892	892
Fair value gain on derivative instruments	(530)	—	(530)
Settlement of derivative instruments	473	—	473
Relating to a subsidiary disposed of (Note (c))	(18,547)	(4,475)	(23,022)
Relating to exercise of share options of a subsidiary	—	117	117
Dividend paid to minority shareholders	—	(594)	(594)
Share of other reserves	—	16	16
Actuarial gains of defined benefit plans	—	2	2
Amortization of loan facility fees	78	—	78
Exchange translation differences	2,466	528	2,994

As at December 31, 2007	11,020	2,852	13,872

HK$ millions	Borrowings	Minority interest	Total
As at January 1, 2008	11,020	2,852	13,872
New loans	9,333	6	9,339
Repayment of loans	(9,375)	—	(9,375)
Net cash (used in)/generated from financing activities	(42)	6	(36)
Minority interest in profit	—	1,036	1,036
Settlement of derivative instruments	11	—	11
Relating to a subsidiary disposed of (Note (c))	(4)	—	(4)
Relating to exercise of share options of a subsidiary	—	40	40
Dividend paid to minority shareholders	—	(1,006)	(1,006)
Share of other reserves	—	10	10
Actuarial losses of defined benefit plans	—	(2)	(2)
Amortization of loan facility fees	33	—	33
Relating to share buyback of a subsidiary	—	(481)	(481)
Relating to acquisition of additional equity interest in a subsidiary	—	95	95
Exchange translation differences	(18)	66	48

As at December 31, 2008	11,000	2,616	13,616

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Contingent Liabilities

As at December 31, 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$50 million (2007 – HK$60 million).

(b)	a guarantee amounting to approximately HK$503 million (2007 – Nil) to a bank as collateral to a performance bond required by the OFTA in Hong Kong under the terms of the mobile telecommunications license granted to a subsidiary.

(c)	a total of 18 claims against the Company’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	2007	2008
Alleged violation of antitrust law	238	246
Alleged consumer complaints	5,025	1,719
Alleged unauthorized erection of cellular antennas, causing environmental damages	1,980	2,050

At this stage, and until the claims are recognized as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims and therefore no provision has been made.

(d)	a potential claim of approximately NIS 42.5 million (approximately HK$87 million) (2007 – Nil) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	Commitments

Outstanding Group commitments not provided for in the financial statements are as follows:

(a)	Capital commitments

	Contracted but not provided for		Authorized but not contracted for (Note)
HK$ millions	2007	2008	2007	2008
Telecommunications, mobile network	2,870	9,167	4,512	1,503
Telecommunications, fixed network	261	456	375	508
Investment commitment in respect of capital contribution to jointly-controlled entities	—	16	—	—
Share of the capital commitment of jointly-controlled entities	—	—	—	4

	3,131	9,639	4,887	2,015

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to a vigorous authorization process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

HK$ millions	Land and buildings		Other assets
	2007	2008	2007	2008
Not later than one year	690	785	290	517
Later than one year and not later than five years	1,225	1,429	157	2,260
Later than five years	805	883	1	3,506

	2,720	3,097	448	6,283

The above operating lease commitments included certain leases whereby the Group is the lessee in respect of the base station towers under the Master Lease Agreement as set out in Note 10(b) and under a tower lease agreement with another telecommunications operator of HK$2,955 million and HK$2,919 million respectively. These leases typically run for an initial period of twelve years, with an option to renew the lease for another six years. In addition, as stipulated in the Master Lease Agreement, at the end of the initial period of twelve years and the extended period of eighteen years, the lessee has an option to acquire the tower sites at a pre-agreed price. None of the leases includes contingent rentals.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.	Commitments (continued)

(c)	Acquisition of telecommunications license for third generation mobile services

In October 2001, a subsidiary of the Company was issued a 3G license in the 1900-2200-MHz radio spectrum for Hong Kong (“License”) for a duration of 15 years. For the first five years of the term of the License, fixed annual license fees were payable. Beginning from the sixth year of the License, variable license fees payable amount to 5% of network turnover (as defined in the License) in respect of the relevant year; or the Appropriate Fee (as defined in the License) in respect of the relevant year whichever is greater. The net present value of the Appropriate Fee has already been recorded as license fees liabilities.

(d)	Royalties commitments

As at December 31, 2008, Partner Communications is committed to pay royalties to the Government of Israel at 2% on its “income from cellular services” as defined in the “Telecommunications (Royalties) Regulations, 2001” which includes all kinds of income of Partner Communications from the provision of telecommunications services under the license - including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communications licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment. The rate of royalty payments paid by cellular operators has been reduced annually by 0.5% since January 1, 2006 and will continue to be reduced until it reaches 1%.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Employee Retirement Benefits

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held independently of the Group’s assets in trustee administered funds.

(a)	Defined benefit plans

The Group’s defined benefit plans represent principally contributory final salary pension plans in Hong Kong. As at December 31, 2008, the Group’s plans were valued by the independent qualified actuaries using the projected unit credit method to account for the Group’s pension accounting costs.

The amounts recognized in the consolidated balance sheet are as follows:

HK$ millions	2007	2008
Pension assets (Note 23)	(20)	—
Pension obligations (Note 28)	13	107

	(7)	107

The principal actuarial assumptions used for accounting purposes are as follows:

	2007	2008
Discount rate applied to defined benefit plan obligations	3.20% - 10.00%	1.60% - 12.00%
Expected return on plan assets	8.00% - 10.00%	0.00% - 7.00%
Future salary increases	4.00% - 10.00%	0.00% - 12.00%
Interest credited on plan accounts	5.00% - 6.00%	5.00% - 6.00%

HK$ millions	2007	2008
The amount recognized in the consolidated income statement:
Current service cost	29	33
Interest cost	8	7
Expected return on scheme assets	(16)	(19)

Total, included in staff costs (Note 7)	21	21

HK$ millions	2007	2008
The amount recognized in the consolidated balance sheet:
Present value of funded plans’ obligations	213	245
Present value of unfunded plans’ obligations	13	19
Less: Fair value of plan assets	(233)	(157)

(Asset)/Liability recognized in consolidated balance sheet	(7)	107

The limit of net assets to be recognized:
Cumulative unrecognized net actuarial losses and past service cost	—	—
Present value of available future refunds or reduction in future contribution	25	10

Limit per IAS 19 paragraph 58/58A/58B	25	10
Net pension (assets)/liabilities recognized in consolidated balance sheet	(7)	107

Reduction of net asset due to the limit	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

HK$ millions	2007	2008
Changes in present value of the defined benefit obligations
Beginning of year	202	226
Current service cost net of employee contributions	29	33
Actual employee contributions	1	1
Interest cost	8	7
Actuarial losses on obligations	4	22
Actual benefits paid	(19)	(23)
Net transfer in liabilities	1	—
Exchange differences	—	(2)

End of year	226	264

Changes in the fair value of the plan assets
Beginning of year	187	233
Expected return on plan assets	16	19
Actuarial gains/(losses) on plan assets	42	(87)
Actual company contributions	6	15
Actual benefits paid	(19)	(23)
Net transfer in assets	1	—

End of year	233	157

The analysis of the fair value of plan assets at end of year is as follows
Equity instruments	154	84
Debt instruments	41	39
Other assets	38	34

	233	157

HK$ millions	2007	2008
The experience adjustments are as follows:
Fair value of plan assets	233	157
Present value of funded plans’ obligations	(213)	(245)
Present value of unfunded plans’ obligations	(13)	(19)

Surplus/(deficit)	7	(107)

Experience adjustments on plan assets	42	(87)

Percentage of plan assets (%)	18	(55)

Experience adjustments on plan obligations	(8)	(9)

Percentage of plan obligations (%)	4	3

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.	Employee Retirement Benefits (continued)

(a)	Defined benefit plans (continued)

The actual return on plan assets during the year ended December 31, 2008 was loss of HK$68 million (2007 – gain of HK$58 million).

The accumulated actuarial losses recognized in the statement of recognized income and expense as at December 31, 2008 was HK$97 million (2007 – accumulated actuarial gains of HK$14 million).

Contributions to fund the obligations are based upon the recommendations of independent qualified actuaries for each of the Group’s pension plans to fully fund the relevant schemes on an ongoing basis. The realization of the surplus/deficit is contingent upon the realization of the actuarial assumptions made which is dependent upon a number of factors including the market performance of plan assets. Funding requirements of the Group’s major defined benefit plans are detailed below.

The Group operates two principal plans in Hong Kong. One plan, which has been closed to new entrants since 1994, provides benefits based on the greater of the aggregate of the employee and employer vested contributions plus a minimum interest thereon of 6% per annum, and a benefit derived by a formula based on the final salary and years of service. A formal independent actuarial valuation, undertaken for funding purposes under the provision of Hong Kong’s Occupational Retirement Schemes Ordinance (“ORSO”), at June 30, 2006 reported a funding level of 108% of the accrued actuarial liabilities on an ongoing basis. The valuation used the aggregate cost method and the main assumptions in the valuation are an investment return of 6.0% per annum and salary increases of 4.0%. The valuation was performed by Tian Keat Aun, a Fellow of The Institute of Actuaries, of Watson Wyatt Hong Kong Limited. The second plan provides benefits equal to the employer vested contributions plus a minimum interest thereon of 5% per annum. As at December 31, 2008, the plan is fully funded for the funding of vested benefits in accordance with the ORSO funding requirements.

(b)	Defined contribution plans

The employees of certain subsidiaries are entitled to receive benefits from a provident fund, which is a defined contribution plan. The employee and the employer both make monthly contributions to the plan at a predetermined rate of the employees’ basic salary. The Group has no further obligations under the plan beyond its monthly contributions. The Fund is administered and managed by the relevant government agencies. Forfeited contributions totalling HK$0.2 million (2007 – HK$1 million) were used to reduce the current year’s level of contribution.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Equity Compensation Benefits

(a)	Share options of the Company

On September 17, 2004, the Company approved and adopted by a resolution of the then sole shareholder of the Company a share option scheme (the “Share Option Scheme”). The Share Option Scheme was further approved at the extraordinary general meeting of shareholders of HWL on May 19, 2005, subsequently amended by written resolutions of the Directors of the Company passed on July 12, 2005 and February 9, 2006 respectively, and further amended by an ordinary resolution passed at the extraordinary general meeting of the Company held on May 8, 2007 and the annual general meeting of HWL on May 22, 2008.

Share options have been granted to directors and employees. The exercise price of the options granted is equal to the average closing price of the Company’s shares for the five business days immediately preceding the date of the offer for grant and the closing price of the Company’s shares on such date, whichever is higher. The options are exercisable starting one year from the grant date; the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

As at December 31, 2008, details of share options granted under the Share Option Scheme are as follows:

Option series	Number of share options granted (in thousands)		Grant date	Expiry date (4)	Exercise price per share option
2005 grant	76,300		August 8, 2005	August 7, 2015	HK$	1.95	(1)
2007 grant	13,850		November 23, 2007	November 22, 2017	HK$	4.51	(2)
2008 grant	5,000		December 12, 2008	December 11, 2018	HK$	2.20
2008 grant	4,383	(3)	December 15, 2008	December 14, 2018	HK$	4.51

1.	The exercise price for the 2005 grant was adjusted from HK$8.70 to HK$1.95 per share on June 29, 2007 as a result of the payment of Transaction Special Dividend (Note 14) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on May 8, 2007 and May 22, 2008 respectively.
2.	The exercise price for 8,767 thousand share options under the 2007 grant was adjusted from HK$11.51 to HK$4.51 per share on December 2, 2008 as a result of the special dividend paid in 2008 (Note 14) and pursuant to the terms of the Share Option Scheme of the Company as amended by the ordinary resolution duly passed by shareholders of the Company and HWL on May 8, 2007 and May 22, 2008 respectively.
3.	4,383 thousand share options with an exercise price of HK$11.51 per share under the 2007 grant were vested and unexercised as at the payment of the special dividend on December 2, 2008 (see Note 14). Those share options were cancelled in accordance with the terms of the Share Option Scheme and the relevant option holders were granted a total of 4,383 thousand share options with an exercise price of HK$4.51 per share on December 15, 2008 (the “Replacement options”).
4.	In accordance with the terms of the Share Option Scheme, one third of the share options are vested and exercisable on the expiry of each of the first, second and third year after the date of the offer of grant, except for the Replacement options, which, upon acceptance, are vested and exercisable immediately from the date of the offer for grant.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2007			2008
	Weighted average exercise price per share		Number of share options involved (thousands)	Weighted average exercise price per share		Number of share options involved (thousands)
As at January 1	HK$	8.70	50,457	HK$	4.72	47,783
Granted	HK$	11.51	13,850	HK$	3.28	9,383
Forfeited	HK$	1.95	(333)	HK$	4.68	(2,450)
Cancelled		—	—	HK$	11.51	(4,383)
Exercised (Note 29)	HK$	5.88	(16,191)	HK$	1.95	(32,183)

As at December 31	HK$	4.72	47,783	HK$	3.87	18,150

The options under the 2005 grant were fully exercised during the year ended December 31, 2008.

As at December 31, 2008, out of the 18,150 thousand outstanding share options (2007 – 47,783 thousand), 4,383 thousand (2007 – 13,750 thousand) share options were exercisable. 32,183 thousand share options exercised in 2008 were all issued at HK$1.95 each (2007 – HK$8.70 each for 9,424 thousand shares and HK$1.95 each for 6,767 thousand shares). The related weighted average share price at the time of exercise was HK$9.94 per share (2007 – HK$13.51). Out of the 18,150 thousand outstanding share options, 8,767 thousand, 5,000 thousand and 4,383 thousand share options are expiring on November 22, 2017, December 11, 2018 and December 14, 2018 respectively.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

The Company uses the Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

Inputs into the model	2007 grant		2008 grant
	Original	Modified(1)	New Grant	Replacement options(2)
Risk-free interest rate (%) (3)	3.145	1.626	1.559	1.496
Expected life (years)	5.5 to 6.5	5.0 to 5.5	5.5 to 6.5	4.5
Expected volatility (%) (4)	28.00	37.68	37.68	37.68

1	Subsequent to the adjustment in exercise price of 8,767 thousand share options under the 2007 grant on December 2, 2008, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.66 to HK$2.84.
2	The Replacement options are accounted for in the same way as a modification of the original grant of share options. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.53 to HK$2.77.
3	The risk-free interest rate was determined based on the yield of 5 or 7 year exchange fund notes at the period of grant/modification.
4	Expected volatility:
i.	The expected volatility for the 2007 grant was determined by taking the average of statistical analysis of daily share prices of the Company over the last one year up to November 23, 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to November 23, 2007.
ii.	The expected volatility for the 2007 grant modification and 2008 grant was determined based on statistical analysis of daily share prices of the Company over last one year up to November 24, 2008.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications Company Ltd.

Partner Communications became the Group’s subsidiary since April 2005.

In July 2004, the board of directors of Partner Communications approved an employee stock option plan (as amended on March 1, 2006) (the “2004 Plan”) for options to be granted to employees under the provisions of the capital gain’s tax route provided for in section 102 of the Israeli Income Tax Ordinance. A total number of 5,775,000 ordinary shares of Partner Communications (the “Partner Communications Shares”) were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. At the annual general meeting of the Company and HWL held on May 6, 2008 and May 22, 2008 respectively, shareholders of the Company and HWL approved the proposed refreshment of the maximum number of the Partner Communications Shares which may be issued upon the exercise of all options to be granted under the 2004 Plan and any other share option scheme(s) of Partner Communications, by up to 8,142,000 Partner Communications Shares to be issued pursuant to the 2004 Partner Share Option Plan, representing approximately 5.17% of Partner Communications Shares in issue as at the relevant date of approval. At the annual general meeting held on May 22, 2008, the shareholders of HWL also approved certain additional amendments to the 2004 Plan, which include among others, (i) increasing the total number of Partner Communications Shares reserved for issuance upon exercise of options to be granted under the 2004 Plan by 8,142,000 Partner Communications Shares, (ii) introducing provisions to allow acceleration in vesting of unvested options or the exercise of vested options in the event of change in control or voluntary winding up of Partner Communications, and (iii) allowing upon compliance with conditions specified therein, cashless exercise of vested options under the 2004 Plan.

The Partner Communications Compensation Committee has the authority to determine the exercise price per share (the “Option Exercise Price”). The Option Exercise Price will be determined by taking the consideration of the average market price of Partner Communications Shares for the 30 trading days preceding the day on which the options are granted, less 15%. The options vest in four equal annual batches, provided the employee is still in employment. The options are exercisable after the day of vesting but no later than the expiration of the exercise period, which will be fixed by the Partner Communications Compensation Committee and will not exceed ten years from the date of grant.

The board of directors of Partner Communications adopted the 1998 Employee Stock Option Plan (the “1998 Plan”) and 2000 Employee Stock Option Plan (the “2000 Plan”) in 1998 and 2000 respectively. Until November 2003, Partner Communications granted options to senior managers and other employees pursuant to the 1998 Plan and the 2000 Plan. In November 2003, the 1998 Plan and the 2000 Plan were amended to conform to the changes in the Israeli Income Tax Ordinance (New Version), 1961. As a result, any grant of options after November 2003 would be subject to the terms of the 2000 Plan as so amended, referred to as the 2003 Amended Plan. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan, which were approved by Partner Communications prior to Partner Communications becoming a subsidiary of the Company in April 2005, will remain valid but no further grant of options will be made under the aforesaid three Plans without the board of directors of Partner Communications approving relevant amendments being made necessary by the changes in Israeli laws and other regulatory requirements, as applicable and until they are approved by shareholders of the Company and HWL respectively. On March 26, 2008, the board of directors of Partner Communications approved the termination of the 1998 Plan, the 2000 Plan and 2003 Amended Plan. Since then, no further share options will be granted under these three plans, and all outstanding share options thereunder will remain valid and bear all terms and conditions of the relevant option plans.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Equity Compensation Benefits (continued)

(b)	Employee stock option plans of Partner Communications Company Ltd. (continued)

The weighted average fair value of options granted during the year was determined using the Black-Scholes valuation model that uses the assumptions noted in the following table:

	2007	2008
Risk-free interest rate	4.1%	4.25%
Weighted average expected life	4 years	3 years
Expected volatility	26%	24%

The movements in the number of share options outstanding and their related weighted average exercise price are as follows:

	2007		2008
	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)	Weighted average exercise price per share (NIS)	Number of share options involved (thousands)
As at January 1	27.78	5,073	36.06	2,864
Granted	53.33	841	66.05	76
Forfeited/Expired	27.33	(246)	29.62	(142)
Exercised	27.00	(2,804)	29.38	(567)

As at December 31	36.06	2,864	39.21	2,231

Exercisable at December 31	28.24	625	33.64	1,031

36.	Ultimate Holding Company

As at December 31, 2008, the Company was owned as to 60.36% by HWL with the remaining shares being widely held. The Directors regarded HWL as the Company’s ultimate holding company.

37.	Related Party Transactions

For the purposes of these financial statements, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and / or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals.

Related Party Group:

•	Hutchison Group — HWL together with its direct and indirect subsidiaries.

Transactions between the Company and its subsidiaries have been eliminated on consolidation. Transactions between the Group and other related parties during the year are summarized below:

(a)	Key management personnel remuneration

No transaction has been entered with the directors of the Company (being the key management personnel) during the year other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 7(a).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	Related Party Transactions (continued)

(b)	Transactions with Hutchison Group:

HK$ millions	2006	2007	2008
Provision for fixed telecommunications and other services	(68)	(62)	(79)
Provision for mobile telecommunications services	(22)	(27)	(22)
Rental expenses on lease arrangements	57	53	55
Bill collection services fee expenses	11	13	14
Roaming arrangement fee income	(3)	(13)	(23)
Sharing of services arrangements	29	30	32
Dealership services fee expenses	21	22	27
Global procurement services arrangements expense	26	10	17
Provision of data center services	(19)	(18)	(20)
Purchase of handset and accessories	1,239	1,101	144
Purchase of office supplies	7	12	12
Advertising and promotion expenses	17	25	24
Guarantee and other finance fees	95	54	10
Interest income on non-current amount due from a related company	(6)	(3)	—
Purchase of equipment	—	21	15

(c)	Balances with Hutchison Group:

HK$ millions	Note	2007	2008
Payables to related companies	(i)	(61)	(43)

(i)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.

(ii)	During the year, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at an interest rate of LIBOR + 2.45% per annum with final maturity date on November 15, 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and any of its subsidiaries that utilize the facility and is guaranteed by HWL. As at December 31, 2008, the Group had not used the facility.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	Subsequent Events

The following events occurred subsequent to December 31, 2008 up to the date of approval of these financial statements by the Board:

(a)	In January 2009, a jointly-controlled entity in which the Group effectively holds a 38% interest, was provisionally awarded a spectrum to operate Broadband Wireless Access services. Following the payment in cash of a spectrum utilization fee of HK$518 million and the provision of a performance bond in the amount of HK$150 million to the OFTA, a unified carrier license for this spectrum was issued to the jointly-controlled entity in March 2009.

(b)	In April 2009, the Group acquired an additional 5% equity interest and certain shareholder loan interests in its Indonesia operations.

(c)	In April 2009, the Group: (i) entered into a loan agreement to advance US$55 million (approximately HK$426.3 million) to a subsidiary of HCPT’s minority shareholder at an interest of 3% per annum; (ii) acquired, for consideration of US$1, the benefits of shareholder loans of approximately US$91.4 million made by HCPT’s minority shareholder to HCPT; and (iii) was granted an option to purchase up to 2,274,615 shares of HCPT exercisable by notice in writing at any time during a twenty-year period and on an unlimited number of occasions. The exercise of the option is conditional upon any prior approval from, registrations with or notifications to any government bodies in Indonesia, including Indonesian Capital Investment Coordinating Board and the Ministry of Communications, that may be legally required at the relevant time to effect the transfer of the shares and upon obtaining shareholders’ approval.

(d)	In April 2009, the facility entered into with an indirect subsidiary of HWL as mentioned in Notes 2(a) and 37(c)(ii) was amended and restated, pursuant to which an indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872.5 million). The facility bears interest at the rate of LIBOR + 2.45% per annum.

(e)	In May 2009, the Group completed the Distribution as described in more detail in Note 14(b).

39.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the financial statements are supplementary information and have been translated at HK$7.7499 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40.	Principal Subsidiaries and Jointly-controlled Entities

Particulars of the principal subsidiaries and jointly-controlled entities as at 31 December 2008 are as follows:

Subsidiaries and jointly-controlled entities		Place of incorporation / registration and operation	Currency	Nominal value of issued ordinary share capital / registered capital	Percentage of equity interest attributable to the Group	Principal activities
#	BFKT (Thailand) Limited (Note 1)	Thailand	THB	5,000,000	49%	Network leasing
#	HCL Network Partnership	Hong Kong	HK$	10,000	100%	Telecommunications network equipment leasing and provision of ancillary services
#	Hutchison CAT Wireless MultiMedia Limited (Note 1)	Thailand	THB	950,000,000	36%	Marketing of mobile telecommunications services
#	Hutchison Global Communications Limited	Hong Kong	HK$	20	100%	Fixed-line communications
#	Hutchison GlobalCentre Limited	Hong Kong	HK$	2	100%	Data centre facilities services
#	Hutchison MultiMedia Services Limited	Hong Kong	HK$	20	100%	Provision of internet services
#	Hutchison Telecommunication Services Limited	Hong Kong	HK$	20	100%	Mobile telecommunications retail operations
#	Hutchison Telecommunications (Hong Kong) Limited	Hong Kong	HK$	20	100%	Provision of management and treasury services
#	Hutchison Telecommunications Information Technology (Shenzhen) Limited	China	HK$	10,000,000	100%	Provision of information technology services
#	Hutchison Telecommunications International (HK) Limited	Hong Kong	HK$	2	100%	Provision of management services
#	Hutchison Telecommunications Lanka (Private) Limited	Sri Lanka	LKR	875,000,000	100%	Mobile telecommunications services
#	Hutchison Telephone (Macau) Company Limited	Macau	MOP	10,000,000	76%	Mobile telecommunications services
#	Hutchison Telephone Company Limited	Hong Kong	HK$	1,258,120	76%	Mobile telecommunications services
#	Partner Communications Company Ltd.	Israel	NIS	1,578,874	51%	Mobile telecommunications services
#	PT. Hutchison CP Telecommunications	Indonesia	IDR	649,890,000,000	60%	Mobile telecommunications services
*	PLDT Italy S.r.l (Note 2)	Italy	Euro	10,000	50%	Mobile telecommunications services
*	Genius Brand Limited	Hong Kong	HK$	10,000	38%	Mobile telecommunications services

Note:

1.	In addition to the Group’s 49% and 36% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited respectively as disclosed above, the Group also holds call options over 51% and 30% beneficial interest in each of BFKT (Thailand) Limited and Hutchison CAT Wireless MultiMedia Limited, respectively.
2.	PLDT Italy S.r.l (“PLDT”) is a contractual arrangement whereby the Group is one of the joint venture partners. Each of the two joint venturers will fund and manage PLDT on a 50:50 basis. The Group has no equity interest in PLDT but has the right to subscribe 50% of its equity interest at par value.

#	Principal subsidiaries
*	Jointly-controlled entities