Form 20-F/A
period 2008-12-31
Hutchison Telecommunications International LTD
filed 2010-03-11
CIK 1293257

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act of 1934. (Check one):

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) is being filed to amend our Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on May 27, 2009 (the “2008 Annual Report”).

As disclosed previously in the Company’s 2008 Annual Report, the staff of the SEC (the “Staff”) had in August 2008 questioned the accounting treatment of the sale and leaseback of base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications (“HCPT”).

HCPT entered into a Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (HK$3,882 million), with completion in tranches over a two-year period commencing on March 18, 2008. Concurrent with completion of the first tranche, HCPT entered into a Master Lease Agreement (“MLA”) to lease back a portion of the capacity on the base station tower sites as further described in note 10(b) to our financial statements. The Company reviewed the substance of this transaction in accordance with International Financial Reporting Standards (“IFRS”) and determined, with the agreement of its auditor, that this transaction satisfied the criteria for recognition as an operating lease. Accordingly, the Company reflected this treatment in its audited financial statements for the year ended December 31, 2008, and a gain on disposal of the base station tower sites amounting to US$182.2 million (HK$1,421 million) was recognized as well as the lease expense for the period from the commencement of the lease.

The sale and leaseback transaction was first reported as a subsequent event in the Company’s annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”). As part of its periodic review of the Company’s 2007 Form 20-F, the Staff raised questions about this accounting treatment in a letter dated August 28, 2008. Since that date, the Company and its auditor have had a number of discussions with the Staff.

At the conclusion of these discussions, the Staff informed the Company that, in their judgment, the leaseback transaction should be classified as a finance lease under IFRS. The Company has decided to amend and restate the previously reported financial statements for the year ended December 31, 2008 to reflect the accounting for the transaction as a finance lease. The adjustments required to the 2008 financial statements include:

•	deferring and amortizing the gain from the sale of the capacity leased back by the Company over the lease period in the consolidated income statement;

•	recognizing the leased assets and the related finance lease obligations in the consolidated balance sheet;

•	recognizing depreciation expense on the leased assets and interest expense on the lease payments as finance lease charges.

The gain attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT, amounting to US$54.6 million (HK$426 million), continues to be recognized in the income statement in 2008.

As explained above, the restatement relates to differences in judgment between the Company and the Staff on the application of IFRS to this transaction. The Company has considered the effect of the restatement on its assessment of disclosure controls and procedures and internal control over financial reporting. The Company believes that it has adequately designed procedures to account for leasing transactions under IAS 17 and has therefore concluded that it does not have a material weakness in its internal control over financial reporting in this respect and that its internal control over financial reporting is effective at December 31, 2008.

i

Except as discussed above, the Company has not modified or updated disclosures presented in the 2008 Annual Report in this Amendment No. 1, other than those required to reflect the effects of the restatement. Accordingly, this Form 20-F/A does not reflect events occurring after the filing of the 2008 Annual Report or modify or update those disclosures affected by subsequent events or discoveries and information contained in the 2008 Annual Report and not affected by this restatement. Events occurring after the filing of the 2008 Annual Report or other disclosures necessary to reflect subsequent events have been or will be addressed in the Company’s reports filed subsequent to the 2008 Annual Report.

This Form 20-F/A should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the 2008 Annual Report, including any amendments to those filings.

ii

i

PART I

ITEM 3.	KEY INFORMATION

A. Summary Consolidated Financial Data

The following tables set forth summary consolidated financial data about our company. We have derived the summary consolidated financial data as at December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 from our audited financial statements included in this amended annual report on Form 20-F/A. The audited financial statements as at and for the year ended December 31, 2008 have been restated as described in note 2(b) to our financial statements and the summary consolidated financial data set forth below reflects the restatement. The summary consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, these financial statements, including the related notes. These financial statements have been audited by PricewaterhouseCoopers, Hong Kong, independent registered public accounting firm.

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

	Year ended December 31,
	2006	2007	2008	2008
			(Restated)	(Restated)
	HK$	HK$	HK$	US$
	(in millions, except per share data)
Consolidated income statement:

Continuing operations:
Turnover	17,923	20,401	23,725	3,061
Cost of inventories sold	(2,164)	(2,671)	(2,785)	(359)
Staff costs	(1,897)	(2,295)	(2,511)	(324)
Depreciation and amortization	(3,804)	(4,226)	(4,588)	(592)
Other operating expenses	(8,685)	(10,182)	(12,441)	(1,606)
Impairment charge for Thailand segment	—	(3,854)	—	—
Profit on disposal of investments and others, net	44	8	1,497	193

Operating profit/(loss)	1,417	(2,819)	2,897	373
Interest income	66	1,619	1,074	139
Interest and other finance costs	(1,652)	(1,335)	(1,418)	(183)
Share of results of associates	(1)	—	—	—
Share of results of jointly-controlled entities	—	—	(11)	(1)

(Loss)/Profit before taxation	(170)	(2,535)	2,542	328
Taxation	(653)	(191)	(874)	(113)

(Loss)/Profit for the year from continuing operations	(823)	(2,726)	1,668	215

Discontinued operations:
Profit from discontinued operations (1)	2,399	70,502	—	—

Profit for the year	1,576	67,776	1,668	215

Attributable to:
Equity holders of the Company:
- continuing operations	(1,191)	(3,147)	1,132	146
- discontinued operations	1,392	70,031	—	—

Total profit attributable to equity holders of the Company	201	66,884	1,132	146

Minority interest:
- continuing operations	368	421	536	69
- discontinued operations	1,007	471	—	—

Total profit attributable to minority interest	1,375	892	536	69

Profit for the year	1,576	67,776	1,668	215

Dividends
Special cash dividend	—	32,234	33,700	4,348

Conditional interim dividend in specie (2)	—	—	10,061	1,298

Basic and diluted (loss) / earnings per share from continuing operations attributable to equity holders	(0.25)	(0.66)	0.24	0.03

Basic and diluted earnings per share attributable to equity holders	0.04	14.01	0.24	0.03

(1)	The HK$70,502 million profit from discontinued operations for the year ended December 31, 2007 was a result of the disposal of our entire interest in CGP Investments (Holdings) Limited.
(2)	Details of the conditional interim dividend in specie are set out in note 14(b) to our financial statements in “Item 18. Financial Statements.”

Consolidated balance sheet

	As at December 31,
	2007	2008	2008
		(Restated)	(Restated)
	HK$	HK$	US$
	(in millions)
Assets
Cash and cash equivalents	36,611	2,525	326
Other current assets	5,242	5,291	683

Total current assets	41,853	7,816	1,009
Assets held for sale	—	174	22
Total non-current assets	34,570	36,677	4,732

Total assets	76,423	44,667	5,763

Liabilities
Current borrowings	5,083	7,652	987
Other current liabilities	8,132	8,200	1,058

Total current liabilities	13,215	15,852	2,045

Non-current borrowings	5,937	4,434	572
Deferred tax liabilities	584	457	59
Other non-current liabilities	2,551	3,268	422

Total non-current liabilities	9,072	8,159	1,053

Total liabilities	22,287	24,011	3,098

Capital and reserves
Share capital	1,195	1,204	155
Reserves	50,089	17,265	2,228

Shareholders’ equity	51,284	18,469	2,383
Minority interest	2,852	2,187	282

Total equity	54,136	20,656	2,665

Total liabilities and equity	76,423	44,667	5,763

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

The following table sets forth the average exchange rates calculated by using the average of the exchange rates on the last day of each month for each of the years indicated:

Year ended December 31,	Average Exchange Rate
(HK$ per US$1.00)
2004	7.7899
2005	7.7755
2006	7.7685
2007	7.8008
2008	7.7814

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Restatement of our Financial Statements

As discussed in the explanatory note to this Form 20-F/A and in note 2(b) to our financial statements for the year 2008, the Staff in August 2008 questioned the accounting treatment of the sale and leaseback of base station tower sites entered into by the Company’s Indonesia subsidiary, HCPT.

HCPT entered into a Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (HK$3,882 million), with completion in tranches over a two-year period commencing on March 18, 2008. Concurrent with completion of the first tranche, HCPT entered into the MLA to lease back a portion of the capacity on the base station tower sites as further described in note 10(b) to our financial statements. The Company reviewed the substance of this transaction in accordance with IFRS and determined, with the agreement of its auditor, that this transaction satisfied the criteria for recognition as an operating lease. Accordingly, the Company reflected this treatment in its audited financial statements for the year ended December 31, 2008 and a gain on disposal of the base station tower sites amounting to US$182.2 million (HK$1,421 million) was recognized as well as the lease expense for the period from the commencement of the lease.

The sale and leaseback transaction was first reported as a subsequent event in the Company’s 2007 Form 20-F. As part of its periodic review of the Company’s 2007 Form 20-F, the Staff raised questions about this accounting treatment in a letter dated August 28, 2008. Since that date, the Company and its auditor have had a number of discussions with the Staff.

At the conclusion of these discussions, the Staff informed the Company that, in their judgment, the leaseback transaction should be classified as a finance lease under IFRS. The Company has decided to amend and restate the previously reported financial statements for the year ended December 31, 2008 to reflect the accounting for the transaction as a finance lease. The adjustments required to the 2008 financial statements include:

•	deferring and amortizing the gain from the sale of the capacity leased back by the Company over the lease period in the consolidated income statement;

•	recognizing the leased assets and the related finance lease obligations in the consolidated balance sheet;

•	recognizing depreciation expense on the leased assets and interest expense on the lease payments as finance lease charges.

The gain attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT, amounting to US$54.6 million (HK$426 million), continues to be recognized in the income statement in 2008.

Overview

The following discussion should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this amended annual report on Form 20-F/A. With effect from the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with IFRS; we have also presented the results for the year ended December 31, 2006 in accordance with IFRS in the attached consolidated financial statements. Our consolidated financial statements were prepared in accordance with HKFRS in previous years. We believe that the adoption of IFRS will allow our consolidated financial statements to be more easily understood by our shareholders, potential investors, the capital markets and our stakeholders and users.

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

•

In March 2008, HCPT, our subsidiary in Indonesia, entered into a conditional agreement to sell up to 3,692 base station tower sites to Protelindo for cash consideration, assuming completion of all base station tower sites, of US$500.0 million (HK$3,882 million). The sale of the base station tower sites is expected to be made in tranches over a two-year period. In connection with the Tower Transfer Agreement, HCPT and Protelindo entered into a lease agreement granting HCPT (i) the right to use the capacity reserved for HCPT on the base station tower sites sold under the Tower Transfer Agreement and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) options to acquire Protelindo’s right, title and interest in these facilities at a pre-agreed price. The sale and leaseback transaction has been accounted for as resulting in a finance lease. During 2008, 2,248 base station tower sites were transferred to Protelindo and a total gain of HK$1,421 million (US$182.2 million) was generated from these transactions, of which a profit of HK$426 million (US$54.6 million) was recognized in the income statement upon completion of the sale and HK$995 million (US$127.6 million) was deferred and would be amortized to the income statement over the lease periods. In 2008, HK$39 million (US$4.9 million) of the deferred gain was amortized to the income statement.

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

Results of Operations

The following table presents, for the years indicated, the major line items in our consolidated income statement, including such amounts expressed as a percentage of our total turnover:

	Year ended December 31,
	2006		2007		2008 (Restated)
	HK$ millions, except percentages
		%		%		%
Consolidated income statement
Continuing operations:
Turnover	17,923	100.0	20,401	100.0	23,725	100.0
Cost of inventories sold	(2,164)	(12.1)	(2,671)	(13.1)	(2,785)	(11.7)
Staff costs	(1,897)	(10.5)	(2,295)	(11.2)	(2,511)	(10.6)
Depreciation and amortization	(3,804)	(21.2)	(4,226)	(20.7)	(4,588)	(19.3)
Other operating expenses	(8,685)	(48.5)	(10,182)	(49.9)	(12,441)	(52.5)

	1,373	7.7	1,027	5.1	1,400	5.9
Impairment charge for Thailand segment	—	0.0	(3,854)	(18.9)	—	0.0
Profit on disposal of investments and others, net	44	0.2	8	0.0	1,497	6.3

Operating profit/(loss)	1,417	7.9	(2,819)	(13.8)	2,897	12.2
Interest income	66	0.4	1,619	7.9	1,074	4.5
Interest and other finance costs	(1,652)	(9.2)	(1,335)	(6.5)	(1,418)	(6.0)
Share of results after tax of jointly-controlled entities	—	0.0	—	0.0	(11)	(0.0)
Share of results of associates	(1)	(0.0)	—	0.0	—	0.0

(Loss)/Profit before taxation	(170)	(0.9)	(2,535)	(12.4)	2,542	10.7
Taxation	(653)	(3.7)	(191)	(1.0)	(874)	(3.7)

(Loss)/Profit for the year from continuing operations	(823)	(4.6)	(2,726)	(13.4)	1,668	7.0

Discontinued operations:
Profit from discontinued operations	2,399	13.4	70,502	345.6	—	0.0

Profit for the year	1,576	8.8	67,776	332.2	1,668	7.0

Attributable to:
Equity holders of the Company:
- continuing operations	(1,191)	(6.6)	(3,147)	(15.5)	1,132	4.8
- discontinued operations	1,392	7.7	70,031	343.3	—	0.0

Profit attributable to equity holders of the Company	201	1.1	66,884	327.8	1,132	4.8

Minority interest:
- continuing operations	368	2.1	421	2.1	536	2.2
- discontinued operations	1,007	5.6	471	2.3	—	0.0

Profit attributable to minority interest	1,375	7.7	892	4.4	536	2.2

Profit for the year	1,576	8.8	67,776	332.2	1,668	7.0

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

Operating expenses

The following table presents a breakdown of our operating expenses from continuing operations for the years indicated and the percentage change from year to year:

	Year ended December 31,
	2007 HK$ millions	2008 (Restated) HK$ millions	Change %
Cost of inventories sold	2,671	2,785	4.3
Staff costs	2,295	2,511	9.4
Depreciation and amortization	4,226	4,588	8.6
Other operating expenses	10,182	12,441	22.2

Total operating expenses	19,374	22,325	15.2

Our operating expenses in 2008 increased 15.2% to HK$22,325 million (US$2,880.7 million) compared to HK$19,374 million in 2007. The increase in operating expenses for the year was partly a result of higher turnover in our Hong Kong and Israel operations as well as higher operating expenses incurred from the network expansion in our Indonesia operations and the new GSM network rollout in Vietnam. The appreciation of the NIS against the Hong Kong dollar also contributed to the increase in operating expenses in our Israel operations. These increases were partly offset by a decrease in depreciation and amortization charges in our Thailand operations as a result of the impairment charges on non-current assets taken in 2007.

As a percentage of turnover, our operating expenses decreased to 94.1% of turnover in 2008 compared to 94.9% in 2007.

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

Depreciation and amortization increased 8.6% to HK$4,588 million (US$592.0 million) in 2008 from HK$4,226 million in 2007. Increases in depreciation and amortization were attributable partly to the accelerated depreciation charges totaling HK$329 million (US$42.5 million) of our Vietnam and Israel operations as well as the increase in depreciation and amortization charges in our Indonesia and Hong Kong mobile operations. These increases were offset in part by a decrease in depreciation and amortization charges of our Thailand operations as a result of the impairment charges on non-current assets taken in 2007.

The following table presents a breakdown of our other operating expenses from continuing operations:

	Year ended December 31,
	2007 HK$ millions	2008 (Restated) HK$ millions	Change %
Cost of services provided	6,668	7,673	15.1
General administrative and distribution costs	1,711	1,996	16.7
Operating leases in respect of buildings, hire of plant and machinery	1,392	1,854	33.2
Others	411	918	123.4

Other operating expenses	10,182	12,441	22.2

Our other operating expenses increased 22.2% to HK$12,441 million (US$1,605.3 million) in 2008 from HK$10,182 million in 2007. The main component of our other operating expenses is the cost of services provided (consisting of interconnection, roaming, international termination charges and network operating costs), which increased 15.1% to HK$7,673 million (US$990.1 million) in 2008 from HK$6,668 million in 2007. The increase in interconnection, roaming and international termination charges was mainly due to the growth in our customer base and usage, while the increase in network operating costs was primarily attributable to the expansion of our network in Indonesia. As a result of network expansions, primarily in Indonesia, our mobile network grew 47.1% in 2008, in terms of the number of on-air base stations, compared to 2007, and this resulted in a significant increase in costs of network operation and maintenance, transmissions and lease-lines rentals.

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

In 2008, operating leases in respect of buildings, hire of plant and machinery increased 33.2% to HK$1,854 million (US$239.2 million), compared to HK$1,392 million in 2007, as a result of the increased number of base station tower facilities leased from other operators or tower companies.

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

Profit on disposal of investments and others, net

Our profit on disposal of investments and others, net increased significantly in 2008, to HK$1,497 million (US$193.2 million) from HK$8 million in 2007. The increase was primarily due to two transactions in our Indonesia operations:

•	profit on the sale of 2,248 base station tower sites of HK$465 million (US$59.5 million); and

•	income of HK$731 million (US$93.7 million) in relation to a network supplier’s compensation in the form of credit vouchers.

In addition, a net profit of HK$298 million (US$38.5 million) on disposal of our indirect interests in Ghana operations was recognized in the second half of 2008.

Operating profit/(loss)

Our operating profit from continuing operations was HK$2,897 million (US$373.8 million) in 2008 compared to an operating loss of HK$2,819 million in 2007. The change from operating loss in 2007 to operating profit in 2008 was largely due to the sale of base station tower sites and other one-off items recognized in 2008 as profit on disposal of investments and others, net totaling HK$1,497 million (US$193.2 million) in 2008 and the impairment charges in respect of our Thailand operations in 2007. Excluding the items described above, the accelerated depreciation charges in our Israel and Vietnam operations of HK$329 million (US$42.5 million) in 2008 and an exchange loss of HK$156 million (US$20.1 million) arising from our payment of a special dividend in 2008, like-for-like operating profit would have been HK$1,885 million (US$243.2 million) in 2008 compared to HK$1,621 million in 2007. This increase reflected improved operating profits in Israel, Hong Kong and Thailand, partially offset by increased losses in Indonesia and Sri Lanka.

Interest and other finance costs, net

Interest income from continuing operations decreased by 33.7% to HK$1,074 million (US$138.6 million) in 2008 from HK$1,619 million in 2007. Interest income in both years was primarily earned on cash balances resulting from our sale of CGP Investments Holdings. The decrease in interest income in 2008 was mainly due to lower bank deposit rates and the significant drop in cash balances at the beginning of December 2008 after the payment of a special dividend of HK$33.7 billion (US$4.3 billion). Interest and other finance costs from continuing operations of HK$1,418 million (US$183.0 million) in 2008 were comparable to HK$1,335 million in 2007. The interest and other finance costs were principally related to our debts, including finance lease obligations, and changes in the fair value of derivative instruments.

(Loss)/Profit before taxation

As a result of the foregoing, we recorded a profit before taxation from continuing operations of HK$2,542 million (US$328.0 million) in 2008, compared to a loss of HK$2,535 million in 2007.

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

(Loss)/Profit for the year from continuing operations

As a result of the foregoing, in 2008 we recorded a profit for the year from continuing operations of HK$1,668 million (US$215.2 million), compared to a loss for the year from continuing operations of HK$2,726 million in 2007.

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

Profit attributable to equity holders

Profit attributable to our equity holders in 2008 was HK$1,132 million (US$146.1 million), or earnings per share of HK$0.24 (US$0.03), compared to a profit attributable to equity holders in 2007 of HK$66,884 million, or earnings per share of HK$14.01. Our profit attributable to equity holders in 2007 consisted of a loss from continuing operations attributable to our equity holders of HK$3,147 million, or a loss per share of HK$0.66, and a profit from discontinued operations attributable to our equity holders of HK$70,031 million.

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

The following table presents a breakdown of operating expenses from our continuing operations for the years indicated by segment and the percentage of total operating expenses accounted for by each segment:

	Year ended December 31,
	2007		2008 (Restated)
	HK$ millions	%	HK$ millions	%
Israel	9,461	48.8	10,836	48.5
Hong Kong mobile	4,328	22.3	4,944	22.2
Hong Kong fixed-line	2,194	11.3	2,361	10.6
Thailand	1,581	8.2	1,112	5.0
Indonesia	743	3.8	1,864	8.3
Others:
Ghana	214	1.1	136	0.6
Sri Lanka	125	0.7	167	0.8
Vietnam	319	1.7	538	2.4
Others	409	2.1	367	1.6

Total others	1,067	5.6	1,208	5.4

Operating expenses	19,374	100.0	22,325	100.0

The following table presents, for the years indicated, a breakdown of operating (loss)/profit by segment, impairment charges, profit on disposal of investments and others, net, from our continuing operations and the percentage of total operating profit before disposal of investments and others accounted for by each segment:

	Year ended December 31,
	2007		2008 (Restated)
	HK$ millions	%	HK$ millions	%
Israel	2,189	213.1	2,977	212.6
Hong Kong mobile	447	43.5	432	30.9
Hong Kong fixed-line	242	23.6	332	23.7
Thailand	(608)	(59.2)	80	5.7
Indonesia	(626)	(61.0)	(1,549)	(110.6)
Others:
Ghana	(20)	(1.9)	(13)	(0.9)
Sri Lanka	64	6.2	(7)	(0.5)
Vietnam	(279)	(27.2)	(520)	(37.2)
Others	(382)	(37.1)	(332)	(23.7)

Total others	(617)	(60.0)	(872)	(62.3)

Operating profit before disposal of investments and others	1,027	100.0	1,400	100.0

Impairment charge for Thailand segment	(3,854)		—
Profit on disposal of investments and others, net	8		1,497

Operating (loss)/profit	(2,819)		2,897

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

Operating expenses increased to HK$1,864 million (US$240.5 million) in 2008 from HK$743 million in 2007. Depreciation and amortization amounted to HK$396 million (US$51.1 million) in 2008, compared to HK$151 million in 2007. The increase in depreciation in 2008 reflected a full year charge on fixed assets and the higher level of capital expenditure recognized during the year. Amortization charges were recorded in respect of the 3G license, which has been capitalized as an intangible asset and amortized on a straight-line basis over the life of the license.

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

In March 2008, we entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites for cash consideration of US$500.0 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period. The sale of the first and second tranches comprising 2,248 base station tower sites were completed and a total gain from the sale of HK$1,421 million (US$182.2 million) was generated from these transactions, of which the profit attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT amounting to HK$426 million (US$54.6 million) was recognized in the income statement upon completion of the sale and HK$995 million (US$127.6 million) was deferred. Of the amount of the deferred gain, HK$39 million (US$4.9 million) was amortized to the income statement in 2008.

We also recognized a gain of HK$731 million (US$93.7 million) as other income relating to compensation received by our Indonesia operations from a network supplier in the form of credit vouchers. We utilized some of the vouchers during 2008 and expect to utilize the remaining vouchers in an aggregate amount of US$47.4 million (approximately HK$370 million) in 2009 and 2010.

As a result of the factors discussed above, our operating loss after the profit on disposal of investments and others, net was HK$353 million (US$46.7 million) compared to an operating loss of HK$626 million in 2007, primarily as a result of the gains totaling HK$1,196 million (US$153.2 million) recognized during the year from the sale of base station tower sites and credit vouchers received. Excluding these gains, our Indonesia operations would have reported an operating loss of HK$1,549 million (US$199.9 million) in 2008.

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

Liquidity and Capital Resources

Requirements

Our liquidity and capital requirements relate principally to the following:

•	capital expenditures for the build-out and expansion of networks in the markets where we operate, including purchases of fixed assets and licenses;

•	costs and expenses relating to the operation of the businesses, including ongoing costs related to network operations, sales and distribution and customer services;

•	payments of the principal and interest on debt and dividends; and

•	costs associated with our expansion of operations into any new markets in which we may decide to invest.

Capital expenditures

The following table sets forth our capital expenditures by segment for the years indicated:

	Capital expenditures on fixed assets Year ended December 31,			Capital expenditures on other intangible assets Year ended December 31,
	2006	2007	2008 (Restated)	2006	2007	2008
	HK$ millions			HK$ millions
Israel	848	985	1,191	1	1	—
Hong Kong mobile	284	475	582	453	567	817
Hong Kong fixed-line	466	463	487	32	35	48
Thailand	112	41	34	—	—	—
Indonesia	172	1,794	3,030	1,341	79	—
Others:
Vietnam	155	799	259	—	—	—
Sri Lanka	53	184	182	—	—	—
Ghana	10	12	—	—	—	—
Others	3	1	4	—	—	—

Total others	221	996	445	—	—	—

Total	2,103	4,754	5,769	1,827	682	865

Capital expenditures on fixed assets

In 2008, our capital expenditures on fixed assets increased 21.4% to HK$5,769 million (US$744.4 million) compared to HK$4,754 million in 2007, primarily due to increased capital expenditures on fixed assets in Indonesia offset in part by a decrease in Vietnam. Capital expenditures in Indonesia increased to HK$3,030 million (US$391.0 million) in 2008 from HK$1,794 million in 2007, reflecting primarily of the sale and leaseback of 2,248 base station tower sites under finance lease arrangements. Capital expenditures in Vietnam decreased to HK$259 million (US$33.4 million) in 2008 from HK$799 million in 2007, mainly as the result of the deferral of some capital expenditures in relation to the new GSM network to 2009, in line with the new GSM services launched in April 2009. Capital expenditures in Israel increased partly because of the continued build-out of the transmission network and the foreign exchange impact of the appreciation of the NIS against the Hong Kong dollar. The increase in capital expenditures on fixed assets in our Hong Kong mobile operations mainly reflected continued investments in network upgrades and expansion to support growth in our customer base, including the rollout of a HSDPA network.

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

Cash balances and outstanding debt

Our net debt balance was HK$9,561 million (US$1,233.7 million) as at December 31, 2008, comprising cash and cash equivalents of HK$2,525 million (US$325.8 million) and borrowings of HK$12,086 million (US$1,559.5 million). The following table presents a breakdown by segment of cash and cash equivalents, total debts and net cash/(debt) as at December 31, 2008:

	As at December 31, 2008
	Total debts	Cash and cash equivalents	Net cash /(debt)
	(Restated) HK$ millions	HK$ millions	(Restated) HK$ millions
Hong Kong mobile	(5,215)	155	(5,060)
Hong Kong fixed-line	—	105	105
Israel	(4,479)	377	(4,102)
Thailand	(358)	13	(345)
Indonesia	(2,034)	27	(2,007)
Others	—	1,848	1,848

Total	(12,086)	2,525	(9,561)

Our cash and cash equivalents were denominated as a percentage of our total cash and cash equivalents at December 31, 2008 as follows:

HK$	NIS	THB	USD	Others	Total
16.5%	14.9%	0.6%	62.5%	5.5%	100.0%

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

As at December 31, 2008, our total gross debt was HK$12,086 million (US$1,559.5 million), a 9.7% increase from HK$11,020 million as at December 31, 2007. As at December 31, 2007 and 2008, the ratio of our total gross debt to total assets was 14.4% and 27.1%, respectively. The increase in the ratio of our total debt to total assets was mainly due to the drop in our closing cash balance in 2008 to HK$2,525 million (US$325.8 million), compared to HK$36,611 million in 2007, resulting primarily from the payment of the special cash dividend in December 2008 and the finance lease arrangement in Indonesia operations in relation to the sale and leaseback of base station tower sites.

During 2008, our Hong Kong mobile operations increased the balance of its bank loan to finance the repayment of an intercompany loan from the Hong Kong fixed-line operations. Our Indonesia operations repaid almost half of their outstanding vendor loans by utilizing the proceeds from the sale of certain base station tower sites.

As at December 31, 2008, 63.3%, or HK$7,652 million (US$987.4 million), of our total borrowings were repayable within one year, primarily from our Hong Kong mobile, Israel and Indonesia operations. As at December 31, 2007, 46.1% of our total borrowings, or HK$5,083 million, were repayable within one year.

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

				Committed facility		Current portion	Non-current portion	Total
Segment	Fixed/floating interest rate	Maturity	Currency	(Restated) HK$ millions		HK$ millions	(Restated) HK$ millions	(Restated) HK$ millions
Israel	Fixed	Apr 09	USD	7	(1)	7	—	7
	Fixed	Dec 11	NIS	15	(1)	5	10	15
	Floating	Mar 09 - Mar 12	NIS	5,066	(2)	1,138	3,319	4,457

Hong Kong mobile	Floating	May 09	HK$	9,000		5,215	—	5,215

Thailand	Floating	Jan 09 - Aug 09	THB	583		301	—	301
	Floating	Mar 10	USD	69		38	19	57

Indonesia	Floating	Apr 09	USD	2,335		948	—	948
	Fixed	Oct 21	USD	1,086	(1)	—	1,086	1,086

Total				18,161		7,652	4,434	12,086

(1)	Includes finance lease obligations as at December 31, 2008.
(2)	Includes floating rate notes as at December 31, 2008.

Our existing HK$9 billion (US$1.2 billion) bank revolving credit and term loan facility expired on May 14, 2009. During 2008, we entered into a secured revolving credit and term loan facility agreement with a maximum aggregate amount of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of Hutchison Whampoa at a floating interest rate of LIBOR + 2.45% per annum and a final maturity date of November 15, 2011. This facility is guaranteed by us and Hutchison Telephone HK and is secured by the assets, rights and business and the issued share capital of us, Hutchison Telephone HK and any of our and Hutchison Telephone HK’s respective subsidiaries that are identified for this purpose. The agreement in respect of this facility was amended and restated subsequent to the year ended December 31, 2008. We refer you to “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions – Credit Facility” in the original filing for more information about the Amended and Restated Facility Agreement. As at December 31, 2008, we had not utilized this facility.

The following tables present our outstanding bank loans and other interest-bearing third-party borrowings by segment, as well as information regarding maturities and interest expenses, for the years ended December 31, 2007 and 2008 in respect of such debt:

	As at and for the year end December 31, 2007
	Current portion HK$ millions	Non-current portion HK$ millions	Total borrowings HK$ millions	Interest expenses HK$ millions
Israel	47	4,072	4,119	283
Hong Kong mobile	4,600	—	4,600	216
Hong Kong fixed-line	4	—	4	123
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Others	85	—	85	14

Total for continuing operations	5,083	5,937	11,020	1,017
Discontinued operations	—	—	—	672

Total	5,083	5,937	11,020	1,689

	As at and for the year end December 31, 2008
	Current portion	Non-current portion	Total borrowings	Interest expenses
	HK$ millions	(Restated) HK$ millions	(Restated) HK$ millions	(Restated) HK$ millions
Israel	1,150	3,329	4,479	385
Hong Kong mobile	5,215	—	5,215	134
Hong Kong fixed-line	—	—	—	—
Thailand	339	19	358	18
Indonesia	948	1,086	2,034	167
Others	—	—	—	3

Total	7,652	4,434	12,086	707

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

As at December 31, 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of our borrowings. As at December 31, 2008, these pledged fixed assets had a carrying value of HK$1,131 million (US$145.9 million), compared to HK$4,971 million as at December 31, 2007. As at December 31, 2008, these pledged current assets had a carrying value of HK$14 million (US$1.8 million), compared to HK$2,398 million as at December 31, 2007. As at December 31, 2008, we had total current borrowings of HK$7,652 million (US$987.4 million) and total non-current borrowings of HK$4,434 million (US$572.1 million), compared to HK$5,083 million and HK$5,937 million, respectively, as at December 31, 2007. Of our current borrowings, HK$948 million (US$122.3 million) were secured as at December 31, 2008, compared to HK$4,600 million as at December 31, 2007. None of our non-current borrowings as at December 31, 2008 were secured, compared to HK$1,807 million as at December 31, 2007.

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

Capital resources

As at December 31, 2008, we had net current liabilities of HK$8,036 million (US$1,036.9 million) compared to net current assets of HK$28,638 million as at December 31, 2007. The change from a net current asset position in 2007 to a net current liability position in 2008 was primarily attributable to a decrease in cash and cash equivalents of HK$34,021 million (US$4,389.9 million), as a result of our distribution of a special cash dividend in December 2008 as described above.

The following table sets out our major cash inflows/(outflows):

	For the year ended December 31,
	2006	2007	2008 (Restated)
	HK$ millions	HK$ millions	HK$ millions
Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation	(170)	(2,535)	2,542
Adjustments for:
- Interest and other finance costs, net	1,586	(284)	344
- Non-cash items	3,973	8,373	4,727
- Profit on disposal of investments and others, net	(44)	(8)	(1,497)
- Share of results of jointly-controlled entities	—	—	11
- Share of results of associates	1	—	—
- Changes in working capital	(1,276)	(607)	1,171

Cash generated from continuing operations	4,070	4,939	7,298
Interest and other finance costs, net, and taxes paid	(2,010)	53	(646)

Net cash generated from operating activities of continuing operations	2,060	4,992	6,652

Discontinued operations:
Cash generated from discontinued operations	4,459	782	—
Interest and other finance costs, net, and taxes paid	(1,005)	(786)	—

Net cash generated from/(used in) operating activities of discontinued operations	3,454	(4)	—

Net cash generated from operating activities	5,514	4,988	6,652

Cash flows from investing activities
Continuing operations:

Net purchases and disposals of fixed assets	(1,860)	(2,509)	(4,950)
Additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advanced payments for network rollout, included in other receivables and prepayment, and changes in long term deposits	(705)	(1,788)	(1,528)
Investments in jointly-controlled entities	—	—	(99)
Increase in interest in subsidiary	—	—	(570)
Upfront and fixed periodic payments for telecommunications licenses	(227)	(296)	(537)
Proceeds from disposal of subsidiaries, net of cash disposed of	2	—	578
Purchase of transmission business	(124)	—	—
Purchase of shares of a subsidiary under a share buy-back plan	—	—	(799)
Proceeds from disposal of base station tower sites	—	—	887

Net cash used in investing activities of continuing operations	(2,914)	(4,593)	(7,018)

Discontinued operations:
Cash used in investing activities	(12,170)	(4,697)	—
Proceeds from disposal of subsidiaries, net of cash disposed of	—	83,185	—

Net cash (used in)/generated from investing activities of discontinued operations	(12,170)	78,488	—

Net cash (used in)/generated from investing activities	(15,084)	73,895	(7,018)

Cash flows from financing activities
Continuing operations:
Net cash flows generated from/(used in) financing activities and decrease in restricted cash	439	(14,045)	1,044
Proceeds from exercise of share options	194	237	111
Dividend paid to the Company’s shareholders	—	(32,234)	(33,700)
Net cash flows (to)/from minority shareholders	(259)	14	(1,000)
Settlement and rollover of derivatives	—	—	(110)

Net cash generated from/(used in) financing activities of continuing operations	374	(46,028)	(33,655)

Discontinued operations:
Net cash generated from financing activities of discontinued operations	8,808	1,708	—

Net cash generated from/(used in) financing activities	9,182	(44,320)	(33,655)

(Decrease)/Increase in cash and cash equivalents	(388)	34,563	(34,021)

Year ended December 31, 2008 compared to the year ended December 31, 2007

Our net cash generated from operating activities in 2008 was HK$6,652 million (US$858.3 million), 33.4% higher than the HK$4,988 million generated in 2007. In 2008, our net cash generated from operating activities was all from continuing operations. In 2007, our net cash generated from operating activities of continuing operations was HK$4,992 million, and our net cash used in operating activities of discontinued operations was HK$4 million.

Our net cash generated from operating activities of continuing operations was HK$6,652 million (US$858.3 million) in 2008, compared to HK$4,992 million in 2007. In 2008, our cash generated from continuing operations was primarily a result of our profit before taxation of HK$2,542 million (US$328.0 million), as positively adjusted for non-cash and other items of HK$4,756 million (US$613.7 million), including primarily depreciation and amortization charges, offset in part by a profit from the sale of base station tower sites of our Indonesia operations, which resulted in cash generated from continuing operations of HK$7,298 million (US$941.7 million). This amount was reduced by our net interest and other finance costs and taxes paid of HK$646 million (US$83.4 million). In 2007, our cash generated from continuing operations of HK$4,939 million was primarily a result of our loss before taxation of HK$2,535 million, as positively adjusted for non-cash and other items of HK$7,474 million, including primarily an impairment charge for our Thailand operations, depreciation and amortization charges and share-based payment charges related to our adjustment of the exercise price of employee stock options, offset in part by a decrease in working capital. This amount was positively adjusted by our net interest and other finance costs and taxes paid from continuing operations of HK$53 million, which resulted in net cash generated from continuing operations of HK$4,992 million.

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

Our net cash used in investing activities was HK$7,018 million (US$905.6 million) in 2008, compared to net cash generated from investing activities of HK$73,895 million in 2007. In 2008, net cash used in investing activities related primarily to the net purchases and disposals of fixed assets of HK$4,950 million (US$638.7 million), additions to customer acquisition and retention costs, additions to prepaid capacity and maintenance, advanced payments for network rollout, included in other receivables and prepayments, and changes in long term deposits of HK$1,528 million (US$197.6 million), purchase of shares of a subsidiary under a share buy-back plan of HK$799 million (US$103.1 million), offset in part by the proceeds from the disposal of base station tower sites in our Indonesia operations of approximately HK$887 million (US$114.5 million), and an increase in interest in subsidiary of HK$570 million (US$73.5 million). The net cash generated from investing activities in 2007 consisted mainly of the proceeds of HK$83,185 million from our sale of CGP Investments Holdings, which was offset in part by factors including cash used in investing activities of discontinued operations of HK$4,697 million and cash used in investing activities of continuing operations of HK$4,593 million.

Our net cash used in financing activities in 2008 was HK$33,655 million (US$4,342.6 million), compared to net cash used in financing activities of HK$44,320 million in 2007. The cash outflow from financing activities in 2008 was mainly attributable to our payment of a special dividend of HK$33,700 million (US$4,348.4 million), while the cash outflow in 2007 was mainly attributable to a special dividend of HK$32,234 million and a net decrease in loans of HK$14,045 million.

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

Contractual Obligations

The following table sets forth selected information regarding our contractual obligations to make future payments as at December 31, 2008:

	Payment due within
HK$ millions	Total (Restated)	1 year	1– 3 years (Restated)	3-5 years (Restated)	After 5 years (Restated)
Purchase obligations	11,654	10,509	1,142	3	—
Operating lease obligations	6,425	1,302	1,551	1,043	2,529
Borrowings	12,086	7,652	3,283	652	499
License fees liabilities	2,354	358	729	666	601

Total contractual obligations	32,519	19,821	6,705	2,364	3,629

Our purchase obligations primarily relate to obligations to acquire fixed assets, pursuant mainly to network supply agreements. As at December 31, 2008, 91% of our purchase obligations related to the acquisition of fixed assets for our Indonesia and Vietnam operations for the rollout of the networks in those countries.

Operating lease obligations relate to the leases on land and buildings and other assets, of which 45% represented obligations to rent base station tower sites from certain telecommunication operators by our Indonesia operations as at December 31, 2008.

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

The following table sets out our borrowings by currency as a percentage of total borrowings:

	As at December 31,
Currency	2007	2008 (Restated)
	%
Hong Kong dollars	37.6	43.1
New Israeli Shekels	37.2	37.0
Thai Baht	2.8	2.5
U.S. dollars	22.4	17.4

Total	100.0	100.0

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

	December 31, 2008 Maturities						December 31, 2008
	2009	2010 (Restated)	2011 (Restated)	2012 (Restated)	2013 (Restated)	Thereafter (Restated)	Total (Restated)	Fair Value (Restated)
	(HK$ in millions except rates)
Local currency:
Hong Kong dollars:
Variable rate	5,215	—	—	—	—	—	5,215	5,215
Average weighted rate(1)	2.70%	—	—	—	—	—	2.70%	2.70%

Sub-total	5,215	—	—	—	—	—	5,215	5,215

Foreign currency:
Thai Baht:
Variable rate	301	—	—	—	—	—	301	301
Average weighted rate(1)	3.96%	—	—	—	—	—	3.96%	3.96%

Sub-total	301	—	—	—	—	—	301	301

New Israeli Shekels:
Fixed rate	5	5	5	—	—	—	15	15
Average weighted rate(1)	4.25%	4.25%	4.25%	—	—	—	4.25%	4.25%
Variable rate	1,138	1,473	1,477	369	—	—	4,457	4,462
Average weighted rate(1)	8.46%	8.65%	8.65%	8.65%	—	—	8.60%	8.60%

Sub-total	1,143	1,478	1,482	369	—	—	4,472	4,477

U.S. dollars:
Fixed rate	7	131	174	151	131	499	1,093	1,093
Average weighted rate(1)	7.25%	14.45%	14.45%	14.45%	14.45%	14.45%	14.40%	14.40%
Variable rate	986	19	—	—	—	—	1,005	1,005
Average weighted rate(1)	5.83%	4.27%	—	—	—	—	5.80%	5.80%

Sub-total	993	150	174	151	131	499	2,098	2,098

Total	7,652	1,628	1,656	520	131	499	12,086	12,091

(1)	Weighted average rates of the portfolio at the year end.

	December 31, 2008 Maturities				December 31, 2008
	2009	2010	2011	2012	Total	Fair Value
	(HK$ in millions except rates)
Cross currency swaps:
Receive US$ fixed/Pay THB variable	39	20	—	—	59	(12)
Contract amount	59	20	—	—	59	(12)
Average pay rate	THBFIX	THBFIX	—	—	N/A	N/A
	+0.30%	+0.30%
Average receive rate	LIBOR	LIBOR	—	—	N/A	N/A
	+0.125%	+0.125%

Forward foreign exchange contracts:
Receive US$/Pay NIS
Contract amount	195	—	—	—	195	(2)
Average contractual exchange rate	3.839	—	—	—	N/A	N/A

PART III

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-70.

ITEM 19.	EXHIBITS

EXHIBITS INDEX

Exhibit Number	Description of Exhibit
12.1	Certifications Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certifications Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

13	Certifications Pursuant to 18 U.S.C. Section 1350

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Date: March 11, 2010

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

INDEX TO FINANCIAL STATEMENTS

Hutchison Telecommunications International Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hutchison Telecommunications International Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, consolidated statement of recognized income and expense and the consolidated cash flow statement present fairly, in all material respects, the financial position of Hutchison Telecommunications International Limited and its subsidiaries (together the “Group”) at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Report on Internal Control over Financial Reporting appearing under Item 15 of the Company’s annual report on Form 20-F filed on May 27, 2009 not included herein. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2(b) to the consolidated financial statements, the 2008 consolidated financial statements have been restated for the correction of a misstatement.

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

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Hong Kong

May 27, 2009, except for the effects of the restatement discussed in Note 2(b) to the consolidated financial statements, which is as of March 11, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31
	Note	2006		2007		2008		2008
						(Restated - Note 2(b))		(Restated - Note 2(b))
		HK$ millions		HK$ millions		HK$ millions		US$ millions (Note 39)
Continuing operations:
Turnover	5		17,923		20,401		23,725		3,061
Cost of inventories sold			(2,164)		(2,671)		(2,785)		(359)
Staff costs	7		(1,897)		(2,295)		(2,511)		(324)
Depreciation and amortization			(3,804)		(4,226)		(4,588)		(592)
Other operating expenses	8		(8,685)		(10,182)		(12,441)		(1,606)
Impairment charge for Thailand segment	9		—		(3,854)		—		—
Profit on disposal of investments and others, net	10		44		8		1,497		193

Operating profit/(loss)			1,417		(2,819)		2,897		373
Interest income	11		66		1,619		1,074		139
Interest and other finance costs	11		(1,652)		(1,335)		(1,418)		(183)
Share of results of associates			(1)		—		—		—
Share of results of jointly-controlled entities	24		—		—		(11)		(1)

(Loss)/Profit before taxation			(170)		(2,535)		2,542		328
Taxation	12		(653)		(191)		(874)		(113)

(Loss)/Profit for the year from continuing operations			(823)		(2,726)		1,668		215

Discontinued operations:
Profit from discontinued operations	13		2,399		70,502		—		—

Profit for the year			1,576		67,776		1,668		215

Attributable to:
Equity holders of the Company:
- continuing operations			(1,191)		(3,147)		1,132		146
- discontinued operations			1,392		70,031		—		—

			201		66,884		1,132		146

Minority interest:
- continuing operations			368		421		536		69
- discontinued operations			1,007		471		—		—

			1,375		892		536		69

			1,576		67,776		1,668		215

Dividends	14
Special cash dividend			—		32,234		33,700		4,348

Conditional interim dividend in specie			—		—		10,061		1,298

(Loss)/Earnings per share from continuing operations attributable to equity holders of the Company
- basic	15	HK$	(0.25)	HK$	(0.66)	HK$	0.24	US$	0.03

- diluted	15	HK$	(0.25)	HK$	(0.66)	HK$	0.24	US$	0.03

Earnings per share attributable to equity holders of the Company
- basic	15	HK$	0.04	HK$	14.01	HK$	0.24	US$	0.03

- diluted	15	HK$	0.04	HK$	14.01	HK$	0.24	US$	0.03

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED BALANCE SHEET

		As at December 31
	Note	2007	2008	2008
		HK$ millions	(Restated - Note 2(b)) HK$ millions	(Restated - Note 2(b)) US$ millions (Note 39)
ASSETS
Current assets
Cash and cash equivalents	16	36,611	2,525	326
Trade and other receivables	17	4,702	4,780	617
Stocks		515	463	60
Derivative financial assets	18(a)	25	48	6

Total current assets		41,853	7,816	1,009

Assets held for sale	19	—	174	22

Non-current assets
Fixed assets	20	16,950	18,400	2,374
Goodwill	21	6,070	6,815	879
Other intangible assets	22	7,818	7,160	924
Other non-current assets	23	3,354	3,844	496
Deferred tax assets	25	376	368	48
Interests in associates		2	2	—
Interests in jointly-controlled entities	24	—	88	11

Total non-current assets		34,570	36,677	4,732

Total assets		76,423	44,667	5,763

LIABILITIES
Current liabilities
Trade and other payables	26	7,902	8,069	1,042
Borrowings	27	5,083	7,652	987
Current income tax liabilities		111	104	13
Derivative financial liabilities	18(b)	119	27	3

Total current liabilities		13,215	15,852	2,045

Non-current liabilities
Borrowings	27	5,937	4,434	572
Deferred tax liabilities	25	584	457	59
Other non-current liabilities	28	2,551	3,268	422

Total non-current liabilities		9,072	8,159	1,053

Total liabilities		22,287	24,011	3,098

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	29(b)	1,195	1,204	155
Reserves	30	50,089	17,265	2,228

		51,284	18,469	2,383
Minority interest	31(d)	2,852	2,187	282

Total equity		54,136	20,656	2,665

Total equity and liabilities		76,423	44,667	5,763

Net current assets/(liabilities)		28,638	(8,036)	(1,036)

Total assets less current liabilities		63,208	28,815	3,718

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended December 31
	Note	2006	2007	2008	2008
		HK$ millions	HK$ millions	(Restated - Note 2(b)) HK$ millions	(Restated - Note 2(b)) US$ millions (Note 39)
Cash flows from operating activities
Continuing operations:
(Loss)/Profit before taxation		(170)	(2,535)	2,542	328
Adjustments for:
- Interest income	11	(66)	(1,619)	(1,074)	(139)
- Interest and other finance costs	11	1,652	1,335	1,418	183
- Depreciation and amortization		3,804	4,226	4,588	592
- Impairment loss on stocks and non-current assets	8	—	—	17	2
- Share-based payments	7	116	223	88	11
- Profit on disposal of investments and others, net	10	(44)	(8)	(1,497)	(193)
- Loss on disposal of fixed assets	8	27	26	23	3
- Impairment charge for Thailand segment	9	—	3,854	—	—
- Write-off of customer acquisition and retention costs	8	26	44	11	1
- Share of results of associates		1	—	—	—
- Share of results of jointly-controlled entities	24	—	—	11	1
- Changes in working capital
- Decrease/(Increase) in stocks		222	(122)	23	3
- (Increase)/Decrease in trade receivables, other receivables and prepayments		(720)	(1,319)	424	55
- Decrease in short-term receivable from related companies		36	50	—	—
- (Decrease)/Increase in trade and other payables		(760)	822	742	96
- Decrease in payable to related companies		(54)	(38)	(18)	(2)

Cash generated from continuing operations		4,070	4,939	7,298	941
Interest received		66	1,562	982	127
Interest and other finance costs paid		(1,438)	(878)	(646)	(83)
Taxes paid		(638)	(631)	(982)	(127)

Net cash generated from operating activities of continuing operations		2,060	4,992	6,652	858

Discontinued operations:
Cash generated from discontinued operations		4,459	782	—	—
Interest received		48	16	—	—
Interest and other finance costs paid		(804)	(713)	—	—
Taxes paid		(249)	(89)	—	—

Net cash generated from/(used in) operating activities of discontinued operations		3,454	(4)	—	—

Net cash generated from operating activities		5,514	4,988	6,652	858

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

		For the year ended December 31
	Note	2006	2007	2008	2008
		HK$ millions	HK$ millions	(Restated - Note 2(b)) HK$ millions	(Restated - Note 2(b)) US$ millions (Note 39)
Cash flows from investing activities
Continuing operations:
Additions to customer acquisition and retention costs		(485)	(602)	(865)	(112)
Additions to prepaid capacity and maintenance		(23)	(83)	(80)	(10)
Advanced payments for network rollout, included in other receivables and prepayment		(162)	(1,103)	(1,035)	(134)
Investments in jointly-controlled entities	24	—	—	(99)	(13)
Increase in interest in subsidiary		—	—	(570)	(74)
Purchase of fixed assets		(1,884)	(2,532)	(4,963)	(640)
Purchase of shares of a subsidiary under a share buy-back plan		—	—	(799)	(103)
Purchase of transmission business	31(b)	(124)	—	—	—
Proceeds from disposal of fixed assets		24	23	13	2
Proceeds from disposal of subsidiaries, net of cash disposed of	31(c)	2	—	578	75
Proceeds from disposal of base station tower sites		—	—	887	114
Upfront and fixed periodic payments for telecommunications licenses		(227)	(296)	(537)	(69)
(Increase)/Decrease in long term deposits		(35)	—	452	58

Net cash used in investing activities of continuing operations		(2,914)	(4,593)	(7,018)	(906)

Discontinued operations:
Cash used in investing activities		(12,170)	(4,697)	—	—
Proceeds from disposal of subsidiaries, net of cash disposed of	31(c)	—	83,185	—	—

Net cash (used in)/generated from investing activities of discontinued operations		(12,170)	78,488	—	—

Net cash (used in)/generated from investing activities		(15,084)	73,895	(7,018)	(906)

Cash flows from financing activities
Continuing operations:
Net cash generated from/(used in) financing activities		438	(14,045)	1,044	135
Dividend paid to the Company’s shareholders	14	—	(32,234)	(33,700)	(4,348)
Dividends paid to minority shareholders	31(d)	(266)	(594)	(1,006)	(130)
Equity contribution from minority shareholders		195	—	—	—
(Repayment)/Drawing of loan from minority shareholders	31(d)	(188)	608	6	1
Proceeds from exercise of share options of the Company		116	95	64	8
Proceeds from exercise of share options of a subsidiary		78	142	47	6
Decrease in restricted cash		1	—	—	—
Settlement and rollover of derivatives		—	—	(110)	(14)

Net cash generated from/(used in) financing activities of continuing operations		374	(46,028)	(33,655)	(4,342)

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED CASH FLOW STATEMENT (continued)

		For the year ended December 31
	Note	2006	2007	2008	2008
		HK$ millions	HK$ millions	(Restated - Note 2(b)) HK$ millions	(Restated - Note 2(b)) US$ millions (Note 39)
Discontinued operations:
Net cash generated from financing activities of discontinued operations		8,808	1,708	—	—

Net cash generated from/(used in) financing activities		9,182	(44,320)	(33,655)	(4,342)

(Decrease)/Increase in cash and cash equivalents		(388)	34,563	(34,021)	(4,390)
Cash and cash equivalents at beginning of year		2,436	2,048	36,611	4,724
Effect of foreign exchange rate changes		—	—	(65)	(8)

Cash and cash equivalents at end of year		2,048	36,611	2,525	326

Analysis of net (debt)/cash
Cash and cash equivalents as at December 31	16	2,048	36,611	2,525	326
Borrowing as at December 31	27	(39,417)	(11,020)	(12,086)	(1,559)

Net (debt)/cash as at December 31		(37,369)	25,591	(9,561)	(1,233)

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	For the year ended December 31
	2006	2007	2008	2008
	HK$ millions	HK$ millions	(Restated - Note 2(b)) HK$ millions	(Restated - Note 2(b)) US$ millions (Note 39)
Currency translation differences	321	1,280	(240)	(31)

Cash flow hedges
- effective portion of changes in fair value	—	—	(28)	(4)
- transfer from equity to income statement	—	—	28	4

Actuarial gains/(losses) of defined benefit plans	12	38	(111)	(14)

Net income/(expense) recognized directly in equity	333	1,318	(351)	(45)

Profit for the year	1,576	67,776	1,668	215

Total recognized income for the year	1,909	69,094	1,317	170

Attributable to:
Equity holders of the Company	277	67,672	717	93
Minority interest	1,632	1,422	600	77

	1,909	69,094	1,317	170

The accompanying notes are an integral part of the consolidated financial statements.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General Information

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

These financial statements have been approved for issuance by the Board of Directors on May 25, 2009, except for the effects of the restatement discussed in Note 2(b), which has been approved on March 11, 2010.

2.	Basis of Preparation and Principal Accounting Policies

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These financial statements have been prepared under the historical cost convention, as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

As at December 31, 2008, the Group had net current liabilities of HK$8,036 million. While the Group’s operations have generated cash during the year, investments in the Group’s business and payments of dividend have consumed cash in excess of amounts generated from operations and have utilized the surplus funds brought forward from the prior year. The Group’s future funding requirements will be met through bank borrowings and other loans, including the HK$9 billion bank revolving credit and term loan facility which will expire in May 2009, and the revolving credit and term loan facility of US$2.5 billion (approximately HK$19,376 million) from an indirect subsidiary of Hutchison Whampoa Limited (“HWL”). The Group expects to continue to fund the substantial capital required to build, maintain and operate its telecommunications networks through a combination of cash flows from operating activities, bank loans and borrowing from the indirect subsidiary of HWL.

(b)	Restatement of previously reported financial result for the year ended December 31, 2008

As disclosed previously in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and interim report for the six months ended June 30, 2009 furnished to the US Securities and Exchange Commission (the “SEC”) on Form 6-K, the staff of the SEC (the “Staff”) had in August 2008 questioned the accounting treatment of the sale and leaseback of base station tower sites entered into by the Company’s Indonesia subsidiary, PT. Hutchison CP Telecommunications (“HCPT”).

HCPT entered into a Tower Transfer Agreement to sell up to 3,692 base station tower sites for a cash consideration of US$500 million (HK$3,882 million), with completion in tranches over a two-year period commencing on March 18, 2008. Concurrent with completion of the first tranche, HCPT entered into a Master Lease Agreement (“MLA”) to lease back a portion of the capacity on the base station tower sites as further described in Note 10(b). The Company reviewed the substance of this transaction in accordance with IFRS and determined, with the agreement of its auditor, that this transaction satisfied the criteria for recognition as an operating lease. Accordingly, the Company reflected this treatment in its audited financial statements for the year ended December 31, 2008 and, a gain on disposal of the base station tower sites amounting to US$182.2 million (HK$1,421 million) was recognized as well as the lease expense for the period from the commencement of the lease.

The sale and leaseback transaction was first reported as a subsequent event in the Company’s annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”). As part of its periodic review of the Company’s 2007 Form 20-F, the Staff raised questions about this accounting treatment in a letter dated August 28, 2008. Since that date, the Company and its auditor have had a number of discussions with the Staff.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of previously reported financial result for the year ended December 31, 2008 (continued)

At the conclusion of these discussions, the Staff informed the Company that, in their judgment, the leaseback transaction should be classified as a finance lease under IFRS. The Company has decided to amend and restate the previously reported financial statements for the year ended December 31, 2008 to reflect the accounting for the transaction as a finance lease. The adjustments required to the 2008 financial statements include:

•	deferring and amortizing the gain from the sale of the capacity leased back by the Company over the lease period in the consolidated income statement;

•	recognizing the leased assets and the related finance lease obligations in the consolidated balance sheet; and

•	recognizing depreciation expense on the leased assets and interest expense on the lease payments as finance lease charges.

The gain attributable to the portion of the capacity of the base station tower sites sold under the Tower Transfer Agreement that has not been leased back by HCPT, amounting to US$54.6 million (HK$426 million), continues to be recognized in the income statement in 2008.

The following tables disclose the adjustments that have been made to each of the line items in the consolidated income statement and the consolidated cash flow statement as previously reported for the year ended December 31, 2008, and the consolidated balance sheet as previously reported as at December 31, 2008.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of previously reported financial result for the year ended December 31, 2008 (continued)

(i)	Effect on the consolidated income statement for the year ended December 31, 2008

HK$ millions (except for earnings per share)	2008 (as previously reported)	Effect of restatement Increase/(Decrease) in profit for the year	2008 (as restated)
		Sale and leaseback of tower sites

Continuing operations:
Turnover	23,725	—	23,725
Cost of inventories sold	(2,785)	—	(2,785)
Staff costs	(2,511)	—	(2,511)
Depreciation and amortisation	(4,531)	(57)	(4,588)
Other operating expenses	(12,291)	(150)	(12,441)
Profit on disposal of investments and others, net	2,453	(956)	1,497

Operating profit	4,060	(1,163)	2,897
Interest income	1,074	—	1,074
Interest and other finance costs	(1,330)	(88)	(1,418)
Share of results of jointly-controlled entities	(11)	—	(11)

Profit before taxation	3,793	(1,251)	2,542
Taxation	(874)	—	(874)

Profit for the year from continuing operations	2,919	(1,251)	1,668

Discontinued operations:
Profit from discontinued operations	—	—	—

Profit for the year	2,919	(1,251)	1,668

Attributable to:
Equity holders of the Company:
- continuing operations	1,883	(751)	1,132
- discontinued operations	—	—	—

	1,883	(751)	1,132

Minority interest:
- continuing operations	1,036	(500)	536
- discontinued operations	—	—	—

	1,036	(500)	536

	2,919	(1,251)	1,668

Earnings per share attributable to equity holders of the Company (HK$ per share)
- basic	0.39	(0.15)	0.24

- diluted	0.39	(0.15)	0.24

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of previously reported financial result for the year ended December 31, 2008 (continued)

(ii)	Effect on the consolidated balance sheet as at December 31, 2008

HK$ millions	2008 (as previously reported)	Effect of restatement Increase/(Decrease) in net assets	2008 (as restated)
		Sale and leaseback of tower sites

ASSETS
Current assets
Cash and cash equivalents	2,525	—	2,525
Trade and other receivables	5,072	(292)	4,780
Stocks	463	—	463
Derivative financial assets	48	—	48

Total current assets	8,108	(292)	7,816

Assets held for sale	174	—	174

Non-current assets
Fixed assets	17,216	1,184	18,400
Goodwill	6,815	—	6,815
Other intangible assets	7,160	—	7,160
Other non-current assets	3,844	—	3,844
Deferred tax assets	368	—	368
Interests in associates	2	—	2
Interests in jointly-controlled entities	88	—	88

Total non-current assets	35,493	1,184	36,677

Total assets	43,775	892	44,667

LIABILITIES
Current liabilities
Trade and other payables	8,000	69	8,069
Borrowings	7,652	—	7,652
Current income tax liabilities	104	—	104
Derivative financial liabilities	27	—	27

Total current liabilities	15,783	69	15,852

Non-current liabilities
Borrowings	3,348	1,086	4,434
Deferred tax liabilities	457	—	457
Other non-current liabilities	2,458	810	3,268

Total non-current liabilities	6,263	1,896	8,159

Total liabilities	22,046	1,965	24,011

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	1,204	—	1,204
Reserves	17,909	(644)	17,265

	19,113	(644)	18,469

Minority interest	2,616	(429)	2,187

Total equity	21,729	(1,073)	20,656

Total equity and liabilities	43,775	892	44,667

Net current liabilities	(7,675)	(361)	(8,036)

Total assets less current liabilities	27,992	823	28,815

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(b)	Restatement of previously reported financial result for the year ended December 31, 2008 (continued)

(iii)	Effect on the consolidated cash flow statement for the year ended December 31, 2008

An amount of HK$1,486 million previously recorded under investing activities as “proceeds from disposal of base station tower sites” was now reclassified under financing activities as an additional borrowing. Prepaid operating lease rental amounting to HK$400 million previously recorded under operating activities as “changes in working capital” was now reclassified under financing activities as repayment of loans.

(c)	Changes in accounting policies

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

At the date of authorization of these financial statements, the following new/revised standards, amendments to standards and interpretations to existing standards have been issued but are not effective for the year ended December 31, 2008:

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 (Amendment)	Financial Instruments: Presentation
IAS 1 (Amendment)	Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRS 1 (Amendment)	First Time Adoption of IFRS
IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Revised)	Business Combinations
IFRS 8	Operating Segments
IFRIC Interpretation 13	Customer Loyalty Programmes
IFRIC Interpretation 15	Agreements for the Construction of Real Estate
IFRIC Interpretation 16	Hedges of a Net Investment in a Foreign Operation
IFRIC Interpretation 17	Distributions of Non-cash Assets to Owners

IASB’s improvements to IFRS, including:

IAS 1 (Amendment)	Presentation of Financial Statements
IAS 2 (Amendment)	Inventories
IAS 7 (Amendment)	Statement of Cash Flows
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 20 (Amendment)	Accounting for Government Grants and Disclosure of Government Assistance
IAS 23 (Amendment)	Borrowing Costs
IAS 27 (Amendment)	Consolidated and Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates
IAS 29 (Amendment)	Financial Reporting in Hyperinflationary Economies
IAS 31 (Amendment)	Interests in Joint Ventures
IAS 36 (Amendment)	Impairment of Assets
IAS 38 (Amendment)	Intangible Assets
IAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
IAS 40 (Amendment)	Investment Property
IAS 41 (Amendment)	Agriculture
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(c)	Changes in accounting policies (continued)

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

(d)	Basis of consolidation

The consolidated financial statements made up to December 31 include the financial statements of the Company and all of its direct and indirect subsidiaries and also incorporate the Group’s interest in associates and jointly-controlled entities on the basis set out in Notes 2(g) and 2(h) below. Results of subsidiaries, associates and jointly-controlled entities acquired or disposed of during the year are included as from their effective dates of acquisition to December 31 or up to the dates of disposal as the case may be.

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

(e)	Subsidiaries

A company is a subsidiary if the Company, directly or indirectly, has more than 50% of the voting control or otherwise has governing power, or by virtue of the Company’s funding or financing arrangements bears the majority of the economic risks and is entitled to the majority of the rewards of that company on a long-term basis. In the consolidated financial statements, subsidiaries are accounted for as described in Note 2(d) above. In the financial statements of the Company, investments in subsidiaries are stated at cost less provision for impairment losses.

The particulars of the Group’s principal subsidiaries as at December 31, 2008 are set forth on page F-70.

(f)	Minority interest

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

(g)	Associates

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(h)	Joint ventures

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

(i)	Business co-operation contract

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

(j)	Fixed assets

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

(k)	Leases

Assets acquired pursuant to finance leases that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased and are depreciated over the shorter of the useful life of the assets and the lease term.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(k)	Leases (continued)

Under certain circumstances, the Group may enter into sale and leaseback arrangements whereby it sells certain assets and leases back a portion of those assets. The Group reviews the substance of each of these transactions to determine whether the leaseback is a finance lease or an operating lease. Where it is determined that the leaseback is an operating lease and (i) the Group does not maintain or maintains only minor continuing involvement in these assets, other than the required lease payments and (ii) these transactions are established at fair value, the gain or loss on sale is recognized in the income statement immediately. Any gain or loss on a sale and finance leaseback transaction is deferred and amortized over the term of the lease.

(l)	Goodwill

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

(m)	Other intangible assets

(i)	Telecommunications licenses

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

Brand name	17 years
Customer base	5 – 9 years

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(n)	Prepaid capacity and maintenance

Prepaid capacity and maintenance is telecommunications capacity leased on an indefeasible right of use (“IRU”) basis and related maintenance services. Prepaid capacity and maintenance is stated at cost and amortized on a straight-line basis from the date that the related capacity is activated over the shorter of the term of the IRU agreement or estimated useful life.

(o)	Impairment of non-financial assets

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

(p)	Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

(q)	Financial assets

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(q)	Financial assets (continued)

(iv)	Impairment of financial assets

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

(r)	Derivative financial instruments and hedging activities

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

(s)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and in banks and all demand deposits placed with banks with original maturities of three months or less from the date of placement or acquisition.

(t)	Stocks

Stocks consist of handsets and phone accessories and are valued using the weighted average cost method. Stocks are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(u)	Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method less provision for impairment (see Note 2(q)(iv)).

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(v)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the issue of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method except for borrowing costs capitalized for qualifying assets (Note 2(j)).

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(w)	Provisions

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

(x)	Deferred taxation

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

(y)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(z)	Contingent liabilities

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(aa)	Employee benefits

(i)	Pension plans

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

(ab)	Foreign currency translation

(i)	Functional and presentation currency

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ab)	Foreign currency translation (continued)

(iii)	Group companies

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

(ac)	Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

(ad)	Revenue recognition

The Group recognizes revenue on the following bases:

(i)	Installation fees are recognized on connection of the service.

(ii)	Sales of handsets are recognized upon delivery to the distributors, dealers or directly to the end customers when they are sold on a standalone basis.

When handsets are sold to end customers as part of multiple element arrangements (which typically include the sale of a handset together with a fixed-term service contract), the amount received for the handset up to its fair value is accounted for as revenue from the handset sale upon delivery to the end customers.

When handsets are sold to end customers for purposes of acquiring new customers or retaining existing customers, the Group subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. The subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs in accordance with the accounting policy set out in Note 2(m)(ii).

(iii)	Revenues from usage charges, software development services and technical services are recognized when services are rendered and collectibility can be reasonably assured.

(iv)	Revenues from prepaid recharges are recognized upon customer’s usage or upon the expiry of the service period.

(v)	Revenues for monthly fees and value added services are recognized on a time proportion basis, taking into account customers’ usage of the services.

(vi)	Network interconnection with international carriers and roaming revenues are recognized as rendered/incurred and are presented on a gross basis.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Basis of Preparation and Principal Accounting Policies (continued)

(ae)	Interest income

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(af)	Dilution of interest in subsidiaries or associates

Reduction in the Group’s proportionate share of the underlying equity of a subsidiary or associate, including goodwill, which result from the issuance of additional equity by the entity, are recognized as gains or losses as incurred.

(ag)	Increase in proportionate share of subsidiaries

The increase in the Group’s proportionate share of the underlying equity of a subsidiary is accounted for using the carrying value of the subsidiary’s assets and liabilities. The difference between the amount paid for the additional equity interest of a subsidiary and the increase in the share of the carrying values of the subsidiary’s assets and liabilities is recognized as goodwill or negative goodwill in accordance with Notes 2(d) and 2(l) above.

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

(i)	Estimated useful life for telecommunications and network equipment

The Group has substantial investments in mobile and fixed-line telecommunications and network equipment. As at December 31, 2008, the carrying amount of the mobile and fixed-line telecommunications and network equipment is approximately HK$15,898 million (2007 – HK$14,521 million). Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change. Due to changes in technology, the useful life of certain CDMA equipment not convertible to GSM (Note 19) and certain 3G network equipment recorded by Partner Communications Company Ltd. (“Partner Communications”), an indirect subsidiary of the Company, (Note 20) was shortened, resulting in the acceleration of depreciation of these assets by HK$167 million and HK$162 million respectively.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Critical Accounting Estimates and Judgments (continued)

(a)	Critical accounting estimates and assumptions (continued)

(iii)	Asset impairment

Management judgment is required in the area of asset impairment, including goodwill, particularly in assessing whether: (1) an event has occurred that may affect asset values; (2) the carrying value of an asset can be supported by the net present value of future cash flows from the asset using estimated cash flow projections; and (3) the cash flow is discounted using an appropriate rate. Changing the assumptions selected by management to determine the level, if any, of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could significantly affect the Group’s reported financial condition and results of operations. In performing the impairment assessment, the Group has also considered the impact of the current economic environment on the operations of the Group. The results of the impairment tests undertaken as at December 31, 2008 indicated that no impairment charge was necessary. As at December 31, 2008, the non-current assets and assets held for sale which are subject to asset impairment review amounted to approximately HK$36,309 million and HK$174 million respectively.

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

The Group classifies leases into finance leases or operating leases in accordance with the accounting policies stated in Note 2(k). Determining whether a lease transaction is a finance lease or an operating lease requires judgment as to whether the lease agreement transfers substantially all the risks and rewards of ownership to or from the Group. Judgment is required on various aspects that include, but are not limited to, the fair value of the leased asset, the economic life of the leased asset, whether renewal options are included in the lease term and determining an appropriate discount rate to calculate the present value of the minimum lease payments.

Classification of a transaction as a finance lease or an operating lease determines whether the leased asset is treated on-balance sheet or off-balance sheet as set out in Note 2(k). In sale and leaseback transactions, the classification of the leaseback arrangements as described above determines how the gain or loss on the sale transaction is recognized. It is either deferred and amortized (finance lease) or recognized in the income statement immediately (operating lease). During the year ended December 31, 2008, the Group has deferred and amortized gain on disposal of base station tower sites as set out in Note 10(b).

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

HK$ millions	2007	2008
		(Restated - Note 2(b))
Hong Kong	204	136
Israel	(587)	(505)
Thailand	(180)	(70)
Indonesia	(1,337)	(1,865)
Others*	34,394	1,778

Total net exposure: net assets/(liabilities)	32,494	(526)

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

HK$ millions	2007	2008
	Impact to profit and loss	Impact to profit and loss
		(Restated - Note 2(b))
US dollars	3,249	(53)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign currency exposure (continued)

A 10% weakening of the functional currency of each sub-group against US dollars at December 31 would have had the equal but opposite effect on these currencies to the amounts shown above, on the basis that all other variables remain constant. There is no foreign currency translation risk that would affect equity directly.

(ii)	Interest rate exposure

The Group’s main interest rate exposures relate to its borrowings. The Group manages its interest rate exposure of borrowings with a focus on reducing the overall cost of debt. When considered appropriate, we use interest rate swaps to manage the interest rate exposure. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Interest expense on the hedged debts is adjusted to include the payments made or received under the interest rate swaps.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk (continued)

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

The Group considers its maximum exposure to credit risk at the reporting dates is the carrying value of each class of financial assets as follows:

HK$ millions	2007	2008
		(Restated - Note 2(b))
Cash at banks and short-term bank deposits	36,607	2,520
Trade and other receivables (Note 17)	4,702	4,780
Derivative financial assets (Note 18(a))	25	48
Other receivable classified as other non-current assets	1,651	1,149

	42,985	8,497

(iv)	Liquidity risk

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

As at December 31, 2008, the Group had net current liabilities of HK$8,036 million, primarily as a result of the special dividend paid during December 2008 together with the consumption of cash in excess of the amounts generated from operations (2007 – net current assets of HK$28,638 million). The Group’s future funding requirements will be met by facilities as set out in Note 2(a).

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

As at December 31, 2007	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Borrowings (Note 27)	11,020	11,020	—	(11,020)	(5,083)	(2,858)	(3,079)	—
Currency swap (Note 18(b))	22	22	—	(22)	(9)	(9)	(4)	—
Forward foreign exchange contracts	60	60	—	(62)	(62)	—	—	—
Trade payables (Note 26(a))	1,752	1,752	—	(1,752)	(1,752)	—	—	—
Other payables	5,759	2,188	3,571	(2,188)	(1,864)	(324)	—	—
License fees liabilities (Note 28(a))	2,866	2,866	—	(4,499)	(607)	(409)	(1,572)	(1,911)

	21,479	17,908	3,571	(19,543)	(9,377)	(3,600)	(4,655)	(1,911)

As at December 31, 2008	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
(Restated – Note 2(b)) HK$ millions
Borrowings (Note 27)	12,086	12,086	—	(13,397)	(7,653)	(1,669)	(2,571)	(1,504)
Currency swap (Note 18(b))	12	12	—	(12)	(8)	(4)	—	—
Other derivatives (Note 18(b))	13	13	—	(13)	(13)	—	—	—
Trade payables (Note 26(a))	1,964	1,964	—	(1,964)	(1,964)	—	—	—
Other payables	6,078	2,164	3,914	(2,164)	(2,076)	(88)	—	—
License fees liabilities (Note 28(a))	2,354	2,354	—	(3,586)	(389)	(450)	(1,539)	(1,208)

	22,507	18,593	3,914	(21,136)	(12,103)	(2,211)	(4,110)	(2,712)

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Risk Management (continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk (continued)

The following table details the contractual maturities at the balance sheet date of the Group’s derivative financial liabilities that will be settled on a gross basis. The amounts disclosed in the table are based on the contractual undiscounted cash flows and the earliest date the Group can be required to pay.

As at December 31, 2007	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Forward foreign exchange contracts – not qualified for hedges	37	37	—
- Inflow				608	608	—	—	—
- Outflow				(631)	(631)	—	—	—

	37	37	—	(23)	(23)	—	—	—

As at December 31, 2008	Carrying amount	Contractual liabilities	Non- contractual liabilities	Contractual undiscounted cashflow	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years
HK$ millions
Forward foreign exchange contracts – not qualified for hedges	2	2	—
- Inflow				195	195	—	—	—
- Outflow				(197)	(197)	—	—	—

	2	2	—	(2)	(2)	—	—	—

(b)	Capital risk management

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

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts and currency swaps is determined using the prevailing market rates at the balance sheet date. The fair value of non-current assets held for sale is determined by using valuation techniques as performed by an independent valuation (Note 19). As a result of non-availability of market-based evidence, the fair value of base station tower sites sold and assets leased back in the sale and operating leaseback transaction (Note 10(b)) was determined respectively by the replacement cost approach and the income approach through discounting the estimated cash flows to be generated from the lease payments over the life of the leased assets.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Segment Information (continued)

	As at and for the year ended December 31, 2008
	Hong Kong and Macau			Israel	Thailand	Indonesia	Others*	Total
HK$ millions	Mobile	Fixed-line	Subtotal			(Restated - Note 2(b))		(Restated - Note 2(b))
Turnover	5,376	2,693	8,069	13,813	1,192	315	336	23,725
Operating costs	(3,619)	(1,708)	(5,327)	(8,918)	(1,111)	(1,468)	(913)	(17,737)
Depreciation and amortization	(1,325)	(653)	(1,978)	(1,918)	(1)	(396)	(295)	(4,588)
Profit on disposal of investments and others, net	—	—	—	3	—	1,196	298	1,497

Operating profit/(loss)	432	332	764	2,980	80	(353)	(574)	2,897

Other non-cash items included in income statement:
Share-based payments	(8)	(7)	(15)	(20)	—	—	(53)	(88)

Total assets	7,907	10,670	18,577	13,856	679	6,717	4,838	44,667

Total liabilities	(7,628)	(1,384)	(9,012)	(7,413)	(1,787)	(4,686)	(1,113)	(24,011)

Capital expenditures incurred during the year	1,399	535	1,934	1,191	34	3,030	445	6,634

* “Others” segment as at and for the year ended December 31, 2008 comprised Vietnam, Sri Lanka, Corporate and Ghana up to the date of disposal on July 11, 2008.

7.	Staff Costs

HK$ millions	2006	2007	2008
Wages and salaries	1,703	1,960	2,245
Termination benefits	50	76	139
Pension costs
- defined benefit plans (Note 34(a))	12	21	21
- defined contribution plans	16	15	18
Share-based payments
- equity-settled	116	223	88

	1,897	2,295	2,511

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Staff Costs (continued)

(a)	Directors’ emoluments

	Year ended December 31, 2006
HK$ millions	Fees	Basic salaries, allowances and benefits- in-kind	Bonuses	Provident fund contributions	Share- based payments	Total
Name of Director
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.59	11.00	0.28	14.12	29.26
Tim Lincoln PENNINGTON	0.27	3.48	2.73	0.61	5.23	12.32
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS	0.27	—	—	—	—	0.27
Aldo MAREUSE	0.27	—	—	—	—	0.27
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.07	13.73	0.89	19.35	44.61

	Year ended December 31, 2007
HK$ millions	Fees	Basic salaries, allowances and benefits- in-kind	Bonuses	Provident fund contributions	Share- based payments	Total
Name of Director
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.80	17.10	0.28	39.90	61.35
Tim Lincoln PENNINGTON	0.27	3.52	8.27	0.66	14.78	27.50
Frank John SIXT	0.27	—	—	—	—	0.27
Naguib SAWIRIS (Note (i))	0.04	—	—	—	—	0.04
Aldo MAREUSE	0.27	—	—	—	—	0.27
Michael John O’CONNOR (Note (ii))	0.23	—	—	—	—	0.23
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.57	7.32	25.37	0.94	54.68	91.88

Notes: (i) Mr Naguib Sawiris resigned as Director of the Company on February 28, 2007. (ii) Mr Michael John O’Connor was appointed as Director of the Company on February 28, 2007.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Staff Costs (continued)

(a)	Directors’ emoluments (continued)

	Year ended December 31, 2008
HK$ millions	Fees	Basic salaries, allowances and benefits- in-kind	Bonuses	Provident fund contributions	Share- based payments	Total
Name of Director
FOK Kin-ning, Canning	0.37	—	—	—	—	0.37
LUI Dennis Pok Man	0.27	3.98	10.89	0.30	10.61	26.05
Christopher John FOLL (Note (i))	0.10	0.98	0.60	0.07	0.13	1.88
Tim Lincoln PENNINGTON (Note (ii))	0.17	2.31	2.17	0.46	3.93	9.04
Frank John SIXT	0.27	—	—	—	—	0.27
CHAN Ting Yu (Note (iii))	0.27	2.99	3.07	0.21	3.89	10.43
CHOW WOO Mo Fong, Susan (Note (iii))	0.27	—	—	—	—	0.27
WONG King Fai, Peter (Note (iii))	0.27	3.28	6.76	0.24	3.11	13.66
Aldo MAREUSE (Note (iv))	—	—	—	—	—	—
Michael John O’CONNOR (Note (iv))	—	—	—	—	—	—
KWAN Kai Cheong	0.65	—	—	—	—	0.65
John W STANTON	0.55	—	—	—	—	0.55
Kevin WESTLEY	0.65	—	—	—	—	0.65

	3.84	13.54	23.49	1.28	21.67	63.82

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

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest are as follows:

HK$ millions	2006	2007	2008
Directors of the Company	2	2	4
Non-directors of the Company	3	3	1

The aggregate remuneration paid to these highest paid individuals, who are non-directors of the Company, is as follows:

HK$ millions	2006	2007	2008
Basic salaries, allowances and benefits-in-kind	9	9	3
Bonuses	14	21	8
Provident fund contributions	1	1	1
Share-based payments	11	33	2

	35	64	14

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Staff Costs (continued)

(b)	Five highest paid individuals (continued)

The emoluments of the above mentioned individuals, with the highest emoluments fall within the following bands:

	2006	2007	2008
	Number of individual	Number of individual	Number of individual
HK$10,500,001 — HK$11,000,000	2	—	—
HK$12,500,001 — HK$13,000,000	1	—	—
HK$14,000,001 — HK$14,500,000	—	—	1
HK$15,500,001 — HK$16,000,000	—	1	—
HK$21,500,001 — HK$22,000,000	—	1	—
HK$25,500,001 — HK$26,000,000	—	1	—

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office during the years ended December 31, 2006, 2007 and 2008.

8.	Other Operating Expenses

HK$ millions	2006	2007	2008
			(Restated - Note 2(b))
Cost of services provided	5,706	6,668	7,673
General administrative and distribution costs	1,435	1,711	1,996
Loss on disposal of fixed assets	27	26	23
Impairment loss on stocks and non-current assets	—	—	17
Write-off of customer acquisition and retention costs	26	44	11
Operating leases in respect of
- buildings	793	851	1,053
- hire of plant and machinery	440	541	801
Auditor’s remuneration	65	67	54
Provision for impairment of trade receivables	113	255	261
Exchange losses/(gains)	16	(84)	404
Others	64	103	148

	8,685	10,182	12,441

9.	Impairment Charge for Thailand Segment

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Profit on Disposal of Investments and Others, Net

HK$ millions	Note	2006	2007	2008
				(Restated - Note 2(b))
Net profit on partial disposal of subsidiaries	(a)	(1)	8	3
Profit on disposal of base station tower sites	(b)	—	—	465
Profit on disposal of Ghana operations	(c)	—	—	298
Other income, net	(d)	—	—	731
Negative goodwill on acquisition of transmission business	(e)	45	—	—

		44	8	1,497

(a)	Net profit on partial disposal of subsidiaries

During the year ended December 31, 2008, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$3 million (2007 – gain of HK$8 million; 2006 – loss of HK$1 million) following the exercise of the share options held by the option holders of Partner Communications.

(b)	Profit on disposal of base station tower sites

On March 18, 2008, HCPT, a 60%-owned subsidiary of the Company, entered into a conditional Tower Transfer Agreement to sell up to 3,692 base station tower sites to PT Profesional Telekomunikasi Indonesia (“Protelindo”) for a cash consideration of US$500 million (HK$3,882 million). Completion of the sale is expected to occur in tranches over a two-year period commencing on March 18, 2008.

Concurrent with the completion of the first tranche, HCPT and Protelindo have entered into the MLA pursuant to which HCPT has been given (i) the right to access, occupy and use the capacity reserved for HCPT on such of the base station tower sites and related infrastructure as HCPT may elect for an initial period of twelve years which, at HCPT’s election, may be extended for another six years, and (ii) the option to acquire Protelindo’s right, title and interest in such facilities at a pre-agreed price exercisable at the end of the 12-year initial term and at the end of the 18-year extended term if HCPT has exercised its option to extend the lease.

The capacity on such base station tower sites reserved for HCPT which has been leased back under the MLA has been accounted for as a finance lease whereby the related gain on the sale has been deferred and amortized to the income statement over the lease period. The gain attributable to the remaining portion of the capacity of such base station tower sites which has not been leased back by HCPT was recognized in the income statement upon completion of the sale.

During the year ended December 31, 2008, the sale of a total of two tranches comprising 2,248 sites was completed whereby a gain of US$182.2 million or HK1,421 million was generated from the sale, of which US$54.6 million or HK$426 million was recognized in the income statement upon completion of the sale and US$127.6 million or HK$995 million was deferred. Of the amount of the deferred gain, US$4.9 million or HK$39 million was amortized to the income statement for the year ended December 31, 2008. As at December 31, 2008, the balance of unamortized deferred gain was HK$791 million, with HK$69 million and HK$722 million being classified as deferred revenue under current liabilities and non-current liabilities, respectively.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Interest and Other Finance Costs, Net

HK$ millions	2006	2007	2008
			(Restated - Note 2(b))
Interest income	66	1,619	1,074

Interest and other finance costs
Bank loans and overdrafts	1,045	681	159
Other loans repayable within 5 years	31	61	79
Other loans not wholly repayable within 5 years	18	1	—
Obligations under finance leases	1	1	95
Notes and debentures repayable within 5 years	—	273	374
Notes and debentures not repayable within 5 years	139	—	—
Notional non-cash interest accretion (Note)	277	343	386
Guarantee and other finance fees	163	58	62
Net exchange (gain)/loss on borrowings	(203)	(555)	285

	1,471	863	1,440
Less: Interest capitalized	(129)	(113)	(4)

	1,342	750	1,436
Fair value loss/(gain) on derivative instruments:
Currency swap and forward contracts	265	620	22
Other derivatives	45	(35)	(40)

	1,652	1,335	1,418

Interest and other finance costs, net	1,586	(284)	344

Capitalization rate applied to funds borrowed for the funding of assets	4.84% -7.49%	4.71% -7.36%	3.80% -6.98%

Note:	Notional non-cash interest accretion represents the notional adjustments to accrete the carrying amount of certain obligations recognized in the balance sheet such as license fees liabilities and asset retirement obligations to the present value of the estimated future cash flows expected to be required for their settlement in the future.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Taxation

	For the year ended December 31
	2006			2007			2008
HK$ millions	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total	Current taxation	Deferred taxation	Total
Hong Kong	(2)	—	(2)	(4)	23	19	(7)	65	58
Outside Hong Kong	611	44	655	694	(522)	172	1,032	(216)	816

	609	44	653	690	(499)	191	1,025	(151)	874

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

HK$ millions	2006	2007	2008
			(Restated - Note 2(b))
Tax calculated at the domestic rates applicable to profits in the country concerned	91	(1,075)	489
Income not subject to taxation	(42)	(23)	(132)
Expenses not deductible for taxation purposes	40	277	32
Temporary differences not recognized	—	356	(244)
Recognition of previously unrecognized tax losses	—	—	(14)
Over provision in prior years	(16)	(68)	(2)
Tax losses not recognized	580	724	647
Withholding tax	—	—	78
Effect of change in tax rate	—	—	20

Total taxation charge	653	191	874

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

	2006	2007	2008
			(Restated - Note 2(b))
Weighted average number of shares in issue	4,754,324,568	4,775,095,834	4,794,472,939

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)	1,132

Basic (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.25)	(0.66)	0.24

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031	—

Basic earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884	1,132

Basic earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01	0.24

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

	2006	2007	2008
			(Restated - Note 2(b))
Weighted average number of shares in issue	4,754,324,568	4,775,095,834	4,794,472,939
Adjustment for share options (Note)	N/A	N/A	16,586,871

Weighted average number of shares for the purpose of diluted earnings per share	4,754,324,568	4,775,095,834	4,811,059,810

(Loss)/Profit from continuing operations attributable to equity holders of the Company (HK$ millions)	(1,191)	(3,147)	1,132
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	N/A	(8)

(Loss)/Profit from continuing operations attributable to equity holders of the Company for the purpose of diluted earnings per share from continuing operations (HK$ millions)	(1,191)	(3,147)	1,124

Diluted (loss)/earnings per share from continuing operations attributable to equity holders of the Company (HK$ per share)	(0.25)	(0.66)	0.24

Profit from discontinued operations attributable to equity holders of the Company (HK$ millions)	1,392	70,031	—

Diluted earnings per share from discontinued operations attributable to equity holders of the Company (HK$ per share)	0.29	14.67	—

Profit attributable to equity holders of the Company (HK$ millions)	201	66,884	1,132
Adjustment for dilutive impact arising from share options of a subsidiary (HK$ millions)	N/A	N/A	(8)

Profit attributable to equity holders of the Company for the purpose of diluted earnings per share (HK$ millions)	201	66,884	1,124

Diluted earnings per share attributable to equity holders of the Company (HK$ per share)	0.04	14.01	0.24

Note:	The Group has incurred a loss from continuing operations for the years ended December 31, 2006 and 2007, the conversion of all potential ordinary shares arising from the share options granted by the Company would have an anti-dilutive effect on the loss per share from continuing operations. Accordingly, the weighted average number of share was not adjusted to compute the diluted earnings per share.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Cash and Cash Equivalents

HK$ millions	2007	2008
Cash at bank and on hand	1,211	509
Short-term bank deposits	35,400	2,016

	36,611	2,525

The carrying value of cash and cash equivalents approximates to their fair value.

17.	Trade and Other Receivables

HK$ millions	Note	2007	2008
			(Restated - Note 2(b))
Trade receivables		3,716	4,136
Less: Provision for impairment of trade receivables		(575)	(728)

Trade receivables, net of provision	(a)	3,141	3,408
Other receivables and prepayments	(b)	1,010	1,372
Held-to-maturity debt securities	(c)	551	—

		4,702	4,780

(a)	Trade receivables, net of provision

HK$ millions	2007	2008
The ageing analysis of trade receivables, net of provision for impairment of trade receivables is as follows:
Current	1,506	1,969
31 - 60 days	655	615
61 - 90 days	151	187
Over 90 days	829	637

	3,141	3,408

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

As of December 31, 2008, trade receivables of HK$858 million (2007 - HK$652 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

HK$ millions	2007	2008
The ageing analysis of trade receivables which were past due but not impaired is as follows:
Past due 0 - 30 days	279	227
Past due 31 - 60 days	205	248
Past due 61 - 90 days	73	133
Past due over 90 days	95	250

	652	858

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Trade and Other Receivables (continued)

(a)	Trade receivables, net of provision (continued)

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

18.	Derivative Financial Assets and Liabilities

(a)	Derivative financial assets

HK$ millions	2007	2008
Not qualified for hedge
Forward foreign exchange contracts	7	39
Other derivatives	18	9

	25	48

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Derivative Financial Assets and Liabilities (continued)

(b)	Derivative financial liabilities

HK$ millions	2007	2008
Not qualified for hedge
Currency swap	22	12
Forward foreign exchange contracts	97	2
Other derivatives	—	13

	119	27

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Fixed Assets

The movement of fixed assets for the year ended December 31, 2007 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
Cost
As at January 1, 2007	230	43,539	2,750	7,050	53,569
Additions – continuing operations	—	3,444	831	479	4,754
Additions – discontinued operations	—	—	3,330	—	3,330
Disposals	(11)	(103)	(1)	(43)	(158)
Relating to subsidiaries disposed of (Note 31(c))	(157)	(20,130)	(2,390)	(1,655)	(24,332)
Transfer between categories	10	3,569	(4,168)	589	—
Exchange translation differences	13	2,292	338	348	2,991

As at December 31, 2007	85	32,611	690	6,768	40,154

Accumulated depreciation and impairment losses
As at January 1, 2007	53	16,753	—	4,801	21,607
Charge for the year - continuing operations	3	2,011	—	784	2,798
Charge for the year - discontinued operations	1	131	—	29	161
Impairment loss for the year	—	2,681	—	211	2,892
Disposals	(4)	(58)	—	(38)	(100)
Relating to subsidiaries disposed of (Note 31(c))	(31)	(4,177)	—	(925)	(5,133)
Transfer between categories	—	2	—	(2)	—
Exchange translation differences	4	747	—	228	979

As at December 31, 2007	26	18,090	—	5,088	23,204

Net book value
As at December 31, 2007	59	14,521	690	1,680	16,950

The movement of fixed assets for the year ended December 31, 2008 is as follows:

HK$ millions	Buildings	Telecom- munications and network equipment	Construction in progress	Others	Total
		(Restated - Note 2(b))			(Restated - Note 2(b))
Cost
As at January 1, 2008	85	32,611	690	6,768	40,154
Additions	—	4,772	498	499	5,769
Disposals	—	(1,480)	(22)	(32)	(1,534)
Relating to subsidiaries disposed of (Note 31(c))	—	(142)	(3)	(50)	(195)
Transfer between categories	—	280	(331)	51	—
Transfer to other assets	—	(17)	—	—	(17)
Transfer to assets held for sale	—	(323)	(30)	—	(353)
Exchange translation differences	(1)	(214)	38	(30)	(207)

As at December 31, 2008	84	35,487	840	7,206	43,617

Accumulated depreciation and impairment losses
As at January 1, 2008	26	18,090	—	5,088	23,204
Charge for the year	2	2,355	—	623	2,980
Disposals	—	(636)	—	(31)	(667)
Relating to subsidiaries disposed of (Note 31(c))	—	(62)	—	(11)	(73)
Transfer between categories	—	45	—	(45)	—
Transfer to assets held for sale	—	(179)	—	—	(179)
Exchange translation differences	(1)	(24)	—	(23)	(48)

As at December 31, 2008	27	19,589	—	5,601	25,217

Net book value
As at December 31, 2008	57	15,898	840	1,605	18,400

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Fixed Assets (continued)

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

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Other assets include motor vehicles, office furniture and equipment, computer equipment and leasehold improvements.

Analysis of the net book value of buildings is as follows:

HK$ millions	2007	2008
Hong Kong
Long leasehold (not less than 50 years)	1	1
Medium leasehold (less than 50 years but not less than 10 years)	50	48

Outside Hong Kong
Freehold	8	8

	59	57

The fixed assets of the Group held under finance lease arrangements are as follows:

HK$ millions	2007	2008
		(Restated - Note (b))
a) Telecommunications and network equipment held under finance leases
Cost	3,222	1,231
Accumulated depreciation and impairment losses	(2,891)	(47)

Net book value	331	1,184

Depreciation during the year	126	183

Impairment loss during the year	—	—

(b) Other assets held under finance leases
Cost	45	48
Accumulated depreciation and impairment losses	(16)	(26)

Net book value	29	22

Depreciation during the year	9	10

Impairment loss during the year	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Goodwill

HK$ millions	2007	2008
Gross carrying amount and net book value at beginning of year	19,571	6,070
Relating to additional equity interests in subsidiaries acquired	—	983
Relating to subsidiaries partially disposed of	(17)	(4)
Relating to subsidiaries disposed of (Note 31(c))	(14,835)	(79)
Exchange translation differences	1,351	(155)

Gross carrying amount and net book value at end of year	6,070	6,815

Accumulated impairment losses at beginning and end of year	—	—

Impairment test for goodwill

Goodwill is allocated to the Group’s CGUs identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

HK$ millions	2007	2008
Hong Kong and Macau
Mobile telecommunications	1,465	2,130
Fixed-line telecommunications	2,385	2,385

	3,850	4,515
Israel	988	1,305
Indonesia	980	826
Multiple units without significant goodwill	252	169

	6,070	6,815

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

In accordance with the Group’s accounting policy on asset impairment (Note 2(o)), the carrying values of goodwill were tested for impairment as at December 31, 2008 and December 31, 2007. Note 3(a)(iii) contains information about the estimates, assumptions and judgments relating to goodwill impairment tests. The results of the tests undertaken as at December 31, 2008 and December 31, 2007 indicated no impairment charge was necessary.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Other Intangible Assets

HK$ millions	Telecom- munications licenses	Customer acquisition and retention costs	Brand name	Customer base	Total
As at January 1, 2007
Cost	10,105	1,179	753	3,631	15,668
Accumulated amortization	(3,273)	(813)	(79)	(743)	(4,908)

Net book value	6,832	366	674	2,888	10,760

Year ended December 31, 2007
Opening net book value	6,832	366	674	2,888	10,760
Additions – continuing operations	80	602	—	—	682
Additions – discontinued operations	48	—	—	—	48
Write-off during the year	—	(44)	—	—	(44)
Relating to subsidiaries disposed of (Note 31(c))	(1,829)	—	—	(40)	(1,869)
Amortization for the year – continuing operations	(416)	(424)	(45)	(404)	(1,289)
Amortization for the year – discontinued operations	(17)	—	—	(7)	(24)
Impairment for the year	(947)	—	—	—	(947)
Exchange translation differences	289	—	40	172	501

Closing net book value	4,040	500	669	2,609	7,818

As at December 31, 2007
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortization	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

HK$ millions	Telecom- munications licenses	Customer acquisition and retention costs	Brand name	Customer base	Total
As at January 1, 2008
Cost	7,824	1,143	798	3,753	13,518
Accumulated amortization	(3,784)	(643)	(129)	(1,144)	(5,700)

Net book value	4,040	500	669	2,609	7,818

Year ended December 31, 2008
Opening net book value	4,040	500	669	2,609	7,818
Additions	—	865	—	—	865
Write-off during the year	—	(11)	—	—	(11)
Relating to subsidiaries disposed of (Note 31(c))	(62)	—	—	—	(62)
Amortization for the year	(377)	(597)	(52)	(463)	(1,489)
Exchange translation differences	(109)	—	27	121	39

Closing net book value	3,492	757	644	2,267	7,160

As at December 31, 2008
Cost	7,623	1,735	826	3,885	14,069
Accumulated amortization	(4,131)	(978)	(182)	(1,618)	(6,909)

Net book value	3,492	757	644	2,267	7,160

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Other Non-current Assets

HK$ millions	Note		2007	2008
Prepaid capacity and maintenance	(a	)	1,225	1,197
Other receivables and prepayments	(b	)	1,657	2,647
Long-term deposits	(c	)	452	—
Pension assets (Note 34(a))			20	—

			3,354	3,844

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

Particulars regarding the jointly-controlled entities are set forth on page F-70.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

HK$ millions	2007	2008
Deferred tax assets	376	368
Deferred tax liabilities	(584)	(457)

Net deferred tax liabilities	(208)	(89)

The gross movement of the deferred tax (liabilities)/assets is as follows:

HK$ millions	Accelerated depreciation allowance	Tax losses	Fair value adjustments arising from business combination	Other temporary differences	Total
As at January 1, 2007	(2,044)	2,775	(913)	104	(78)
Net credit / (charge) for the year – continuing operations (Note 12)	387	(13)	130	(5)	499
Net (charge) / credit for the year – discontinued operations	(341)	107	—	60	(174)
Relating to subsidiaries disposed of (Note 31(c))	791	(1,075)	—	(153)	(437)
Exchange translation differences	21	17	(54)	(2)	(18)

As at December 31, 2007	(1,186)	1,811	(837)	4	(208)

As at January 1, 2008	(1,186)	1,811	(837)	4	(208)
Net (charge) / credit for the year, as restated (Notes 2(b)&12)	(270)	(136)	138	419	151
Exchange translation differences, as restated (Note 2(b))	75	(13)	(38)	(56)	(32)

As at December 31, 2008, as restated	(1,381)	1,662	(737)	367	(89)

The potential deferred tax assets which have not been recognized in the financial statements are as follows:

HK$ millions	2007	2008
		(Restated - Note 2(b))
Arising from unused tax losses	3,274	3,325
Arising from depreciation allowances	440	272
Arising from other temporary differences	322	450

The utilization of unused tax losses depends on future taxable profits in excess of the profits arising from the reversal of existing taxable temporary differences.

Out of the total unrecognized tax losses of HK$13,381 million (2007 - HK$12,444 million) carried forward, an amount of HK$4,144 million (2007 - HK$3,843 million) can be carried forward indefinitely. The remaining HK$9,237 million (2007 - HK$8,601 million) will expire in the following years:

HK$ millions	2007	2008
		(Restated - Note 2(b))
In the first year	1,448	1,271
In the second year	1,509	1,477
In the third year	1,419	1,765
In the fourth year	2,000	1,277
In the fifth to tenth years inclusive	2,225	3,447

	8,601	9,237

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.	Trade and other payables

HK$ millions	Note	2007	2008
			(Restated - Note 2(b))
Trade payables	(a)	1,752	1,964
Accrued expenses and other payables		4,236	4,224
Deferred revenue		349	414
Receipts in advance		927	1,066
Payables to related companies (Note 37(c))		61	43
Current portion of license fees liabilities (Note 28(a))		577	358

		7,902	8,069

(a) Trade payables

HK$ millions		2007	2008
The ageing analysis of trade payables is as follows:
Current		1,008	1,305
31-60 days		649	392
61-90 days		27	125
Over 90 days		68	142

		1,752	1,964

27.	Borrowings

HK$ millions	2007	2008
		(Restated - Note 2(b))
Current
Bank loans	4,515	5,594
Other loans	568	960
Notes and debentures	—	1,098

	5,083	7,652

Non-current
Bank loans	54	19
Other loans	1,814	1,096
Notes and debentures	4,069	3,319

	5,937	4,434

Total borrowings	11,020	12,086

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (continued)

The maturity of borrowings is as follows:

HK$ millions	2007	2008
		(Restated - Note 2(b))
Bank loans
Not later than 1 year	4,515	5,594
After 1 year, but within 2 years	35	19
After 2 years, but within 5 years	19	—
Other loans
Not later than 1 year	568	960
After 1 year, but within 2 years	1,814	136
After 2 years, but within 5 years	—	461
After 5 years	—	499
Notes and debentures
Not later than 1 year	—	1,098
After 1 year, but within 2 years	1,009	1,473
After 2 years, but within 5 years	3,060	1,846

Total borrowings	11,020	12,086

The Group’s borrowings as at December 31, 2007 and 2008 by segment, as well as information regarding maturities and interest expenses for the years ended December 31, 2007 and 2008 in respect of such debt are as follows:

HK$ millions	As at and for the year ended December 31, 2007
	Current portion	Non-current portion	Total borrowings	Interest expenses
Hong Kong and Macau
Mobile telecommunications	4,600	—	4,600	216
Fixed-line telecommunications	4	—	4	123
India	—	—	—	672
Israel	47	4,072	4,119	283
Thailand	347	57	404	320
Indonesia	—	1,808	1,808	61
Others	85	—	85	14

	5,083	5,937	11,020	1,689

HK$ millions	As at and for the year ended December 31, 2008
	Current portion	Non-current portion	Total borrowings	Interest expenses
		(Restated - Note 2(b))	(Restated - Note 2(b))	(Restated - Note 2(b))
Hong Kong and Macau
Mobile telecommunications	5,215	—	5,215	134
Fixed-line telecommunications	—	—	—	—
Israel	1,150	3,329	4,479	385
Thailand	339	19	358	18
Indonesia	948	1,086	2,034	167
Others	—	—	—	3

	7,652	4,434	12,086	707

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (continued)

Included in the other loans are obligations under finance leases repayable as follows:

HK$ millions	2007	2008
		(Restated - Note 2(b))
Finance lease obligations - minimum lease payments:
Not later than 1 year	564	13
After 1 year, but within 2 years	7	177
After 2 years, but within 5 years	—	725
After 5 years	—	1,504

	571	2,419
Future finance charges on finance lease obligations	—	(1,311)

Present value of finance lease obligations	571	1,108

The present value of finance lease obligations is as follows:

Not later than 1 year	564	12
After 1 year, but within 2 years	7	136
After 2 years, but within 5 years	—	461
After 5 years	—	499

	571	1,108

The Group’s outstanding borrowings are denominated in the following currencies:

HK$ millions	2007	2008
		(Restated - Note 2(b))
Hong Kong dollars	4,138	5,215
New Israeli Shekel	4,099	4,472
Thai Baht	309	301
US dollars	2,474	2,098

	11,020	12,086

The Group’s borrowings, including interest rates and maturities, are summarized as follows:

HK$ millions	Maturity date	2007	2008
			(Restated - Note 2(b))
Secured bank loans Variable, Nil (2007 - 5.09%) per annum	2008	4,049	—
Unsecured bank loans Variable, 2.70% to 4.27% (2007 - 4.24% to 5.85%) per annum	2008 – 2010	520	5,613
Other secured loans Finance lease obligations Variable, 5.89% (2007 - 6.45%) per annum	2008 2009	551 1,807	— 948
Other unsecured loans Finance lease obligations Fixed, Nil (2007 - 7.50%) per annum	2009 – 2023 2008	20 4	1,108 —
Notes and debentures Variable, 8.65% (2007 - 4.25%) per annum	2012	4,069	4,417

Total borrowings		11,020	12,086
Less: Total borrowings repayable within twelve months		(5,083)	(7,652)

Total non-current borrowings		5,937	4,434

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Borrowings (continued)

The fair values of the Group’s total borrowings at December 31, 2008 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 2.70% to 8.65% (2007 - 4.25% to 7.50%).

The fair values of the Group’s total borrowings as at December 31, 2008 were approximately HK$12,091 million (2007 - HK$11,117 million).

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

As at December 31, 2008, fixed assets and current assets of certain subsidiaries were used as collateral for certain of the borrowings. As at December 31, 2008, these fixed assets and current assets had a carrying value of HK$1,131 million (2007 – HK$4,971 million) and HK$14 million (2007 – HK$2,398 million) respectively. As at December 31, 2008, the Group had total current borrowings of HK$7,652 million (2007 – HK$5,083 million) and total non-current borrowings of HK$4,434 million (2007 – HK$5,937 million) respectively, HK$948 million (2007 – HK$4,600 million) of the Group’s current borrowings and none of (2007 – HK$1,807 million) the Group’s non-current borrowings as at December 31, 2008 were secured.

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

28.	Other Non-current Liabilities

HK$ millions	Note	2007	2008
			(Restated - Note 2(b))
Non-current license fees liabilities	(a)	2,289	1,996
Pension obligations (Note 34(a))		13	107
Employee retirement obligations		88	148
Accrued expenses and other payables		161	295
Deferred revenue		—	722

		2,551	3,268

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.	Other Non-current Liabilities (continued)

(a)	License fees liabilities

HK$ millions	2007	2008
License fees liabilities - minimal annual fees payments:
Not later than 1 year	607	389
After 1 year, but within 5 years	1,981	1,989
After 5 years	1,911	1,208

	4,499	3,586
Future finance charges on license fees liabilities	(1,633)	(1,232)

Present value of license fees liabilities	2,866	2,354

The present value of license fees liabilities is as follows:
Current portion of license fees liabilities (Note 26)	577	358

Non-current license fees liabilities:
After 1 year, but within 5 years	1,384	1,395
After 5 years	905	601

	2,289	1,996

Total license fees liabilities	2,866	2,354

29.	Share Capital

(a)	Authorized share capital of the Company

The authorized share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (2007 - 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (2007 - 1 million preference shares of US$0.01 each).

(b)	Issued share capital of the Company

	Number of shares	Issued and fully paid
		HK$ millions
Balance at January 1, 2007	4,765,972,542	1,191
Issued during the year (Note 35(a))	16,190,333	4

Balance at December 31, 2007	4,782,162,875	1,195

Balance at January 1, 2008	4,782,162,875	1,195
Issued during the year (Note 35(a))	32,183,333	9

Balance at December 31, 2008	4,814,346,208	1,204

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30.	Reserves

HK$ millions	Share premium	Retained earnings / (Accumulated losses)	Cumulative translation adjustments	Fair value and other reserves	Investment revaluation reserves	Total
As at January 1, 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of the amendment to IAS 21	—	(9)	9	—	—	—

As at January 1, 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Currency translation differences	—	—	64	1	—	65
Profit attributable to equity holders of the Company for the year	—	201	—	—	—	201
Transfer between reserves	—	(4)	—	4	—	—
Employee share option scheme – value of services provided	—	—	—	96	—	96
Issuance of ordinary shares arising from exercise of employee share options	154	—	—	(41)	—	113
Actuarial gains of defined benefit plans	—	11	—	—	—	11

As at December 31, 2006	21,341	(6,915)	(368)	177	1,233	15,468

As at January 1, 2007	21,341	(6,915)	(368)	177	1,233	15,468
Currency translation differences	—	—	749	3	—	752
Profit attributable to equity holders of the Company for the year	—	66,884	—	—	—	66,884
Relating to subsidiaries disposed of (Note 31(c))	—	—	(1,115)	—	—	(1,115)
Dividend paid (Note 14)	—	(32,234)	—	—	—	(32,234)
Employee share option scheme – value of services provided	—	—	—	207	—	207
Issuance of ordinary shares arising from exercise of employee share options	169	—	—	(78)	—	91
Actuarial gains of defined benefit plans	—	36	—	—	—	36

As at December 31, 2007	21,510	27,771	(734)	309	1,233	50,089

As at January 1, 2008	21,510	27,771	(734)	309	1,233	50,089
Currency translation differences, as restated (Note 2(b))	—	—	(255)	(51)	—	(306)
Cash flow hedges
- effective portion of changes in fair value	—	—	—	(28)	—	(28)
- transfer from equity to income statement	—	—	—	28	—	28
Profit attributable to equity holders of the Company for the year, as restated (Note 2(b))	—	1,132	—	—	—	1,132
Relating to subsidiaries disposed of (Note 31(c))	—	—	37	—	—	37
Relating to dilution of interest in a subsidiary	—	—	—	(11)	—	(11)
Dividend paid (Note 14)	—	(33,700)	—	—	—	(33,700)
Employee share option scheme – value of services provided	—	—	—	78	—	78
Issuance of ordinary shares arising from exercise of employee share options	303	—	—	(248)	—	55
Actuarial losses of defined benefit plans	—	(109)	—	—	—	(109)

As at December 31, 2008, as restated	21,813	(4,906)	(952)	77	1,233	17,265

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Notes to Consolidated Cash Flow Statement

(a)	Purchase of subsidiaries

HK$ millions	2006	2007	2008
Net assets acquired (excluding cash and cash equivalents):
Fixed assets	906	—	—
Goodwill	4,681	—	—
Other intangible assets
- telecommunications license	264	—	—
- brand name and customer base	108	—	—
Stocks	3	—	—
Trade and other receivables	262	—	—
Borrowings (Note (d))	(3,238)	—	—
Trade and other payables	(1,020)	—	—

	1,966	—	—

Discharged by:
Cash payment	—	—	—
Less: Cash and cash equivalents acquired	(41)	—	—

Total net cash consideration	(41)	—	—
Prepayment for acquisition of subsidiaries	2,007	—	—

	1,966	—	—

(b)	Purchase of transmission business

HK$ millions	2006	2007	2008
Net assets acquired:
Fixed assets	137	—	—
Other intangible assets
- customer base	48	—	—
Deferred tax liabilities	(16)	—	—

	169	—	—

Discharged by:
Cash payment	124	—	—
Negative goodwill recognized directly in the consolidated income statement	45	—	—

	169	—	—

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Notes to Consolidated Cash Flow Statement (continued)

(c)	Disposal of subsidiaries

HK$ millions	2006	2007	2008
Net assets disposed of (excluding cash and cash equivalents):
Fixed assets (Note 20)	47	19,199	122
Goodwill (Note 21)	—	14,835	79
Other intangible assets (Note 22)	—	1,869	62
Other non-current assets	—	471	—
Stocks	61	73	27
Deferred tax assets (Note 25)	3	1,228	—
Trade and other receivables	250	7,306	54
Borrowings (Note (d))	(63)	(18,547)	(4)
Trade and other payables	(273)	(18,214)	(115)
Cost, fees and expenses, accrued and paid	—	4,019	39
Taxation	(20)	(252)	—
Derivative financial liabilities	(3)	(92)	—
Other long-term liabilities	—	(353)	(21)
Deferred tax liabilities (Note 25)	—	(791)	—
Exchange reserve (Note 30)	—	(1,115)	37
Intercompany balance assigned to vendor	—	8,681	—
Minority interest (Note (d))	—	(4,475)	—

	2	13,842	280
Profit on disposal of subsidiaries	—	69,343	298

	2	83,185	578

Satisfied by:
Cash payment	105	84,663	583
Less: Cash and cash equivalents disposed of	(103)	(1,478)	(5)

	2	83,185	578

(d)	Analysis of changes in financing during the year

HK$ millions	Borrowings	Minority interest	Total
As at January 1, 2006	26,692	3,652	30,344
New loans	33,605	—	33,605
Repayment of loans	(25,532)	(188)	(25,720)
Net cash generated from/(used in) financing activities	8,073	(188)	7,885
Minority interest in profit	—	1,375	1,375
Exchange translation differences	1,396	256	1,652
Relating to subsidiaries acquired (Note (a))	3,238	—	3,238
Relating to additional interest in subsidiaries acquired	—	(524)	(524)
Relating to a subsidiary disposed of (Note (c))	(63)	—	(63)
Relating to exercise of share options of a subsidiary	—	67	67
Equity contribution from minority shareholders	—	1,368	1,368
Dividend paid to minority shareholders	—	(266)	(266)
Share of other reserves	—	17	17
Actuarial gains of defined benefit plans	—	1	1
Amortization of loan facility fees	81	—	81

As at December 31, 2006	39,417	5,758	45,175

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.	Notes to Consolidated Cash Flow Statement (continued)

(d)	Analysis of changes in financing during the year (continued)

HK$ millions	Borrowings	Minority interest	Total
As at January 1, 2007	39,417	5,758	45,175
New loans	7,847	608	8,455
Repayment of loans	(20,184)	—	(20,184)
Net cash (used in)/generated from financing activities	(12,337)	608	(11,729)
Minority interest in profit	—	892	892
Fair value gain on derivative instruments	(530)	—	(530)
Settlement of derivative instruments	473	—	473
Relating to a subsidiary disposed of (Note (c))	(18,547)	(4,475)	(23,022)
Relating to exercise of share options of a subsidiary	—	117	117
Dividend paid to minority shareholders	—	(594)	(594)
Share of other reserves	—	16	16
Actuarial gains of defined benefit plans	—	2	2
Amortization of loan facility fees	78	—	78
Exchange translation differences	2,466	528	2,994

As at December 31, 2007	11,020	2,852	13,872

HK$ millions	Borrowings	Minority interest	Total
	(Restated - Note 2(b))	(Restated - Note 2(b))	(Restated - Note 2(b))
As at January 1, 2008	11,020	2,852	13,872
New loans	10,819	6	10,825
Repayment of loans	(9,775)	—	(9,775)
Net cash generated from financing activities	1,044	6	1,050
Minority interest in profit	—	536	536
Settlement of derivative instruments	11	—	11
Relating to a subsidiary disposed of (Note (c))	(4)	—	(4)
Relating to exercise of share options of a subsidiary	—	40	40
Dividend paid to minority shareholders	—	(1,006)	(1,006)
Share of other reserves	—	81	81
Actuarial losses of defined benefit plans	—	(2)	(2)
Amortization of loan facility fees	33	—	33
Relating to share buyback of a subsidiary	—	(481)	(481)
Relating to acquisition of additional equity interest in a subsidiary	—	95	95
Exchange translation differences	(18)	66	48

As at December 31, 2008	12,086	2,187	14,273

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.	Contingent Liabilities

As at December 31, 2008, the Group had contingent liabilities in respect of the following:

(a)	performance guarantees amounting to approximately HK$50 million (2007 – HK$60 million).

(b)	a guarantee amounting to approximately HK$503 million (2007 – Nil) to a bank as collateral to a performance bond required by the OFTA in Hong Kong under the terms of the mobile telecommunications license granted to a subsidiary.

(c)	a total of 18 claims against the Company’s subsidiary in Israel, Partner Communications, and, in some such claims, together with other cellular operators in Israel, each with a motion to certify as class action, in respect of the following:

	Amount of claim
In approximate HK$ millions	2007	2008
Alleged violation of antitrust law	238	246
Alleged consumer complaints	5,025	1,719
Alleged unauthorized erection of cellular antennas, causing environmental damages	1,980	2,050

At this stage, and until the claims are recognized as class actions, the Company and Partner Communications are unable to evaluate the probability of success of such claims and therefore no provision has been made.

(d)	a potential claim of approximately NIS 42.5 million (approximately HK$87 million) (2007 – Nil) by the Ministry of Communications in Israel (the “MOC”) in respect of the past use of certain frequency band by Partner Communications pursuant to an agreement made between Partner Communications and the Palestinian mobile operator being allocated such frequency band, which agreement was endorsed by the MOC.

33.	Commitments

Outstanding Group commitments not provided for in the financial statements are as follows:

(a)	Capital commitments

	Contracted but not provided for		Authorized but not contracted for (Note)
HK$ millions	2007	2008	2007	2008
Telecommunications, mobile network	2,870	9,167	4,512	1,503
Telecommunications, fixed network	261	456	375	508
Investment commitment in respect of capital contribution to jointly-controlled entities	—	16	—	—
Share of the capital commitment of jointly-controlled entities	—	—	—	4

	3,131	9,639	4,887	2,015

Note:	The Group, as part of its budgeting process, estimates future capital expenditures as shown above. These estimates are subject to a vigorous authorization process before the expenditure is committed.

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Land and buildings		Other assets
HK$ millions	2007	2008	2007	2008
				(Restated - Note 2(b))
Not later than one year	690	785	290	517
Later than one year and not later than five years	1,225	1,429	157	1,165
Later than five years	805	883	1	1,646

	2,720	3,097	448	3,328

The above operating lease commitments included certain leases whereby the Group is the lessee under a tower lease agreement with a telecommunications operator of HK$2,919 million (2007 – Nil). These leases typically run for an initial period of 12 years, with an option to renew the lease for another six years. None of the leases includes contingent rentals.

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

Notes:

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

The Company uses the Black-Scholes model to measure the fair value of services received in return for share options granted with the following inputs:

	2007 grant		2008 grant
Inputs into the model	Original	Modified(1)	New Grant	Replacement options(2)
Risk-free interest rate (%) (3)	3.145	1.626	1.559	1.496
Expected life (years)	5.5 to 6.5	5.0 to 5.5	5.5 to 6.5	4.5
Expected volatility (%) (4)	28.00	37.68	37.68	37.68

Notes:

1	Subsequent to the adjustment in exercise price of 8,767 thousand share options under the 2007 grant on December 2, 2008, the inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.66 to HK$2.84.
2	The Replacement options are accounted for in the same way as a modification of the original grant of share options. The inputs to measure the fair value of options were reviewed and hence the weighted average fair value per option granted was increased from HK$2.53 to HK$2.77.
3	The risk-free interest rate was determined based on the yield of 5 or 7 year exchange fund notes at the period of grant/modification.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.	Equity Compensation Benefits (continued)

(a)	Share options of the Company (continued)

4	Expected volatility:
(i)	The expected volatility for the 2007 grant was determined by taking the average of statistical analysis of daily share prices of the Company over the last one year up to November 23, 2007 with ex-dividend share price adjusted and statistical analysis of daily share prices of the Company from date of dividend payment to November 23, 2007.
(ii)	The expected volatility for the 2007 grant modification and 2008 grant was determined based on statistical analysis of daily share prices of the Company over last one year up to November 24, 2008.

(b)	Employee stock option plans of Partner Communications Company Ltd.

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

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37.	Related Party Transactions (continued)

(b)	Transactions with Hutchison Group:

HK$ millions	2006	2007	2008
Provision for fixed telecommunications and other services	(68)	(62)	(79)
Provision for mobile telecommunications services	(22)	(27)	(22)
Rental expenses on lease arrangements	57	53	55
Bill collection services fee expenses	11	13	14
Roaming arrangement fee income	(3)	(13)	(23)
Sharing of services arrangements	29	30	32
Dealership services fee expenses	21	22	27
Global procurement services arrangements expense	26	10	17
Provision of data center services	(19)	(18)	(20)
Purchase of handset and accessories	1,239	1,101	144
Purchase of office supplies	7	12	12
Advertising and promotion expenses	17	25	24
Guarantee and other finance fees	95	54	10
Interest income on non-current amount due from a related company	(6)	(3)	—
Purchase of equipment	—	21	15

(c)	Balances with Hutchison Group:

HK$ millions	Note	2007	2008
Payables to related companies	(i)	(61)	(43)

(i)	The payables to related companies arose during the ordinary course of business are unsecured, interest free and repayable on demand.

(ii)	During the year, the Group was granted a secured revolving credit and term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) from an indirect subsidiary of HWL at an interest rate of LIBOR + 2.45% per annum with final maturity date on November 15, 2011. The facility is secured by the assets, rights and business and the issued share capital of the Company and any of its subsidiaries that utilize the facility and is guaranteed by HWL. As at December 31, 2008, the Group had not used the facility.

38.	Subsequent Events

The following events occurred subsequent to December 31, 2008 up to the date of approval of these financial statements by the Board:

(a)	In January 2009, a jointly-controlled entity in which the Group effectively holds a 38% interest, was provisionally awarded a spectrum to operate Broadband Wireless Access services. Following the payment in cash of a spectrum utilization fee of HK$518 million and the provision of a performance bond in the amount of HK$150 million to the OFTA, a unified carrier license for this spectrum was issued to the jointly-controlled entity in March 2009.

(b)	In April 2009, the Group acquired an additional 5% equity interest and certain shareholder loan interests in its Indonesia operations.

(c)	In April 2009, the Group: (i) entered into a loan agreement to advance US$55 million (approximately HK$426.3 million) to a subsidiary of HCPT’s minority shareholder at an interest of 3% per annum; (ii) acquired, for consideration of US$1, the benefits of shareholder loans of approximately US$91.4 million made by HCPT’s minority shareholder to HCPT; and (iii) was granted an option to purchase up to 2,274,615 shares of HCPT exercisable by notice in writing at any time during a twenty-year period and on an unlimited number of occasions. The exercise of the option is conditional upon any prior approval from, registrations with or notifications to any government bodies in Indonesia, including Indonesian Capital Investment Coordinating Board and the Ministry of Communications, that may be legally required at the relevant time to effect the transfer of the shares and upon obtaining shareholders’ approval.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.	Subsequent Events (continued)

(d)	In April 2009, the facility entered into with an indirect subsidiary of HWL as mentioned in Notes 2(a) and 37(c)(ii) was amended and restated, pursuant to which an indirect subsidiary of HWL agreed to make available to the Group a senior secured term loan/revolving credit facility in the maximum aggregate amount of US$1,790 million (approximately HK$13,872.5 million). The facility bears interest at the rate of LIBOR + 2.45% per annum.

(e)	In May 2009, the Group completed the Distribution as described in more detail in Note 14(b).

39.	US Dollar Equivalents

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

Notes:

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